Form 40-F
period 2001-12-31
AETERNA LABORATORIES INC
filed 2002-05-28
CIK 1113423

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form 40-F

[Check one]     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001      Commission File Number 0-30752

                            AETERNA LABORATORIES INC.

             (Exact name of registrant as specified in its charter)

             CANADA                               2834                         Not applicable
(Province or other jurisdiction        (Primary Standard Industrial            I.R.S. Employer)
of incorporation or organization)       Classification Code Number)         Identification Number

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                                 (418) 652-8525
   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                                   13th Floor
                            New York, New York 10011
                                 (212) 894-8638
      (Name, address and telephone number of agent for service of process)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered
-------------------                   -----------------------------------------
  Not Applicable                                    Not Applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Subordinate Voting Shares
                           -------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                 Not Applicable
                                ----------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form             [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                27,978,321 Subordinate Voting Shares Outstanding
                  4,852,723 Multiple Voting Shares Outstanding
                            0 First Preferred Shares
                            0 Second Preferred Shares

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                          Yes                 No   X
                              ------             ------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          Yes   X              No
                              ------             ------

                            AETERNA LABORATORIES INC.
                           ANNUAL REPORT ON FORM 40-F

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS



     In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 5 as set forth in the Exhibit Index attached hereto.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS



A.   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

     The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.

                                   SIGNATURES


     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                  AETERNA LABORATORIES INC.



Date:  May  21, 2002              By:   /s/ Claude Vadboncoeur
                                     ---------------------------------
                                        Name:  Claude Vadboncoeur
                                        Title: Vice President, Legal Affairs
                                               and Corporate Secretary

                                     EXHIBIT INDEX
                                     -------------

EXHIBIT NUMBER                           DOCUMENT                                 PAGE NO.
--------------                           --------                                 --------

       1              Annual Information Form of Registrant, dated May 10,
                           2002, for the year ended December 31, 2001

       2              Audited Consolidated Balance Sheets of Registrant,
                           including the Notes thereto, as at December 31, 2001
                           and 2000 and Audited Consolidated Statements of
                           Earnings, Deficit and Cash Flows for the years
                           ended December 31, 2001, 2000 and 1999*

       3              Annual Report of the Registrant for the year ended
                           December 31, 2001

       4              Management's Discussion and Analysis of Financial
                           Condition and Results of Operations*

       5              Consent of PricewaterhouseCoopers LLP

       6              Management Proxy Circular

-----------------
* Included in Exhibit 3.

                                                                      EXHIBIT 1

                                [AETERNA LABORATORIES LOGO]


                            AETERNA LABORATORIES INC.


                             ANNUAL INFORMATION FORM
                                      2002


                                  May 10, 2002

                            AETERNA LABORATORIES INC.

                                TABLE OF CONTENTS


ITEM 1.   COVER PAGE

ITEM 2.   CORPORATE STRUCTURE................................................ 3
          2.1  Name and Incorporation........................................ 3
          2.2  Intercorporate Relationships.................................. 3

ITEM 3.   GENERAL DEVELOPMENT OF THE BUSINESS................................ 4
          3.1   History...................................................... 4
          3.2   Significant Acquisitions and Significant Dispositions........ 5
          3.3   Trends....................................................... 5

ITEM 4.   NARRATIVE DESCRIPTION OF THE BUSINESS.............................. 5
          4.1   Biopharmaceutical Activities................................. 5
                4.1.1  ANGIOGENESIS.......................................... 5
                4.1.2  AE-941 (NEOVASTAT).................................... 6
                4.1.3  BIOPHARMACEUTICAL PRODUCTS COMPETING
                        WITH AE-941 (NEOVASTAT)..............................12
          4.2   Atrium Biotechnologies Inc...................................13
                4.2.1  BACKGROUND............................................13
                4.2.2  NUTRITIONAL SUPPLEMENTS...............................13
                4.2.3  COSMETICS.............................................14
                4.2.4  UNIPEX................................................15
                4.2.5  STOCK OPTION PLAN.....................................16
          4.3   Manufacturing and Quality Control............................16
          4.4   Strategic Alliances..........................................16
          4.5   Intellectual Property........................................17
          4.6   Supply of Raw Materials......................................19
          4.7   Research and Development.....................................19
          4.8   Human Resources..............................................20
          4.9   Environment..................................................20
          4.10  Facilities and Equipment.....................................20
          4.11  Distribution Activities......................................20

ITEM 5.   SELECTED CONSOLIDATED FINANCIAL INFORMATION........................21
          5.1   Annual Information...........................................21
          5.2   Quarterly Information and Dividends..........................23

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS..........................................23
          6.1   Form 44-101F2 Disclosure.....................................23

ITEM 7.   MARKET FOR SECURITIES..............................................23
          7.1   Market for securities........................................23

ITEM 8.   DIRECTORS AND OFFICERS.............................................24
          8.1   Name, Address, Occupation and Security Holding...............24

ITEM 9.   ADDITIONAL INFORMATION.............................................26
          9.1   Additional Information.......................................26

ITEM 2.   CORPORATE STRUCTURE

2.1  NAME AND INCORPORATION

     AEterna Laboratories Inc. ("AEterna" or the "Company") was incorporated on September 12, 1990, pursuant to the CANADA BUSINESS CORPORATIONS ACT under the corporate name of 171162 Canada Inc., which name was changed under Articles of Amendment dated September 26, 1991 to "Les Laboratoires AEterna inc." On December 4, 1995, the capital stock was changed to become what it is today, namely an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. By virtue of a Certificate of Amendment dated June 27, 1997, the Company adopted the English version of its name, "AEterna Laboratories Inc." The articles of AEterna have also been amended to, INTER ALIA, effect a 3-for-2 split and a 2-for-1 split of the Subordinate Voting Shares and Multiple Voting Shares of the Company on December 4, 1995 and August 8, 1996, respectively.

2.2  INTERCORPORATE RELATIONSHIPS

     Until December 31, 1999, AEterna carried on its activities under two separate divisions, the Biopharmaceutical Division and the Cosmetics and Nutrition Division and had no subsidiaries. Effective on January 1, 2000, AEterna transferred its Cosmetics and Nutrition Division, including all assets and trademarks relating thereto as well as the exclusive right to use AEterna's patents in the cosmetics and nutritional areas, to a newly created subsidiary incorporated under the CANADA BUSINESS CORPORATIONS ACT, Atrium Biotechnologies Inc. ("Atrium"), in exchange for an equity interest. SGF Soquia Inc. ("SGF Soquia"), a subsidiary of Societe generale de financement du Quebec, Fonds de solidarite des travailleurs du Quebec F.T.Q. ("Fonds FTQ") and Fonds d'investissement bioalimentaire Limited Partnership ("Fonds Bio") (collectively referred to as the "Investors") initially invested an aggregate amount of $10 million in Atrium in exchange for 16.7%, 4.4% and 1.1%, respectively, of the issued and outstanding shares of Atrium. In September 2000, the Investors invested an additional amount of $10 million, bringing their total investment in Atrium to $20 million. At the time of this second investment, the capital structure of Atrium was modified to create two new classes of shares, subordinate voting shares carrying one vote per share ("Atrium Subordinate Voting Shares"), and multiple voting shares carrying two votes per share ("Atrium Multiple Voting Shares"). AEterna is the only shareholder holding Atrium Multiple Voting Shares and they will be automatically converted into Atrium Subordinate Voting Shares if AEterna sells its shares. The common shares held by AEterna have been exchanged for Atrium Multiple Voting Shares, allowing AEterna to maintain voting control with 77.8% of the voting rights and a 63.6% equity participation in Atrium. SGF Soquia, Fonds FTQ and Fonds Bio hold Atrium Subordinate Voting Shares which confer to each of them 24.5%, 10.4%, and 1.4%, respectively, of the participation rights in Atrium.

     Pursuant to an agreement among the shareholders of Atrium dated as of January 21, 2000 as amended on September 19, 2000, May 17, 2001 and May 22, 2001 (the "Atrium Shareholders' Agreement"), each party has the right to proportional representation on Atrium's board of directors, with AEterna being entitled to designate at least four board members, and SGF Soquia, on the one hand, and Fonds FTQ and Fonds Bio, on the other hand, each being entitled to designate at least one board member, respectively. The board of directors of Atrium is comprised of seven members, four of whom are designated by AEterna, two by SGF Soquia and one jointly by Fonds FTQ and Fonds Bio. A mechanism for determining the representative character of each of the shareholders is provided to ensure that AEterna will always hold the right to designate a majority of directors for as long as it holds more than 50% of the voting rights attached to shares. The Atrium Shareholders' Agreement also requires the written consent of each of SGF Soquia, Fonds FTQ and Fonds Bio to authorize certain corporate actions by Atrium, such as the declaration of dividends by Atrium, the making of a strategic acquisition or the transfer of Atrium's head office outside the Province of Quebec. In addition, the Atrium Shareholders' Agreement provides for pre-emptive rights to each shareholder, entitling it to maintain its proportionate equity interest in Atrium. This pre-emptive right does not apply, however, with respect to an issuance of shares of Atrium to a strategic partner to which two of the following-named shareholders consent: Fonds FTQ and Fonds Bio acting jointly, SGF Soquia, and AEterna. Moreover, each shareholder has a right of first refusal allowing it to purchase from a selling shareholder a number of shares proportional to the number of shares it already holds divided by the total number of shares held by all shareholders. A piggy-back right is also provided, allowing each shareholder, in the event another shareholder is allowed to transfer its shares to a third party, to transfer its shares to that third party in totality, if the selling shareholder controls Atrium, or in the same proportion if the selling shareholder does not control Atrium. If AEterna, who must at that moment hold a controlling interest in Atrium, accepts an offer concerning the purchase of at least 90% of Atrium shares issued and outstanding, each of the other shareholders might be obligated to sell its shares to this purchasing third party. However, AEterna shall pay SGF Soquia, Fonds FTQ and Fonds Bio the difference between the acquisition price of these shares and the value thereof that would have provided a return to these Investors equal to an annual compound interest rate of 25% on their investment. Each of the minority shareholders holds the option to sell its shares to Atrium, AEterna or to the other Atrium shareholders at any time after January 21, 2005 at a predetermined price (the "Redemption Price"). Should a minority shareholder exercise its option, Atrium, AEterna and the other shareholders, successively, will have the right to purchase these shares failing which the selling minority shareholder will be entitled to require the sale of all its shares of Atrium to any third party and if such a sale occurs at a price lower than the Redemption Price, AEterna will have to pay to all the minority shareholders, through the issuance of Subordinate Voting Shares , an amount equal to the difference between the Redemption Price and the price paid by the third party plus a premium equal to 10% of the Redemption Price. The Atrium Shareholders' Agreement will become null and void if Atrium proceeds with an initial public offering or its stock becomes publicly traded on any stock exchange.

     AEterna and Atrium are bound by management, lease, production and supply agreements pursuant to which, among other things, AEterna is committed to provide management services, supply shark cartilage to Atrium and produce the active ingredients for the production of Atrium's retail goods.

     The head office and principal administrative offices of AEterna and Atrium are located at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, Canada G1P 4P5.

ITEM 3.    GENERAL DEVELOPMENT OF THE BUSINESS

3.1  HISTORY

     AEterna was founded in 1991 by Dr. Eric Dupont. While completing his PhD in physiology-endocrinology, Dr. Dupont designed and commercialized products to be marketed by the Company in the field of cosmetics and nutritional supplements. While continuing to develop lines of products, the Company extended its research activities to antiangiogenic agents and, for this purpose, created the Biopharmaceutical Division.

     AEterna began its research activities in the biopharmaceutical sector in 1992 with AE-941 (Neovastat), an angiogenesis inhibitor. AE-941 (Neovastat) is being investigated in three fields: oncology, dermatology and ophthalmology. The product has been administered to more than eight hundred patients for over five years in some cases. AE-941 (Neovastat) has shown an excellent safety profile. It has effectively demonstrated a positive response in relation to the administered dose in patients suffering from psoriasis as well as lung cancer and renal cell carcinoma (kidney cancer). The results of a Phase I/II clinical trial have revealed that the median survival time of patients with a metastatic cancer of the kidney and refractory to standard therapies has doubled for patients who received higher doses of AE-941 (Neovastat). AE-941 (Neovastat) has also shown significant signs of safety and efficacy in Phase I, I/II and II clinical trials in non-small-cell lung cancer, psoriasis and age-related macular degeneration (the leading cause of blindness in people age 50+ in North America). Furthermore, AE-941 (Neovastat) showed biological properties IN VITRO and IN VIVO in biological assays, namely endothelial cell antiproliferative properties, vascular endothelial growth factor (VEGF) and metalloprotease inhibiting properties as well as antitumor and antimetastatic properties. In May 2000, AE-941 (Neovastat) began patient recruitment for a pivotal Phase III clinical trial in the treatment of lung cancer in collaboration with the U.S. National Cancer Institute (the "NCI") and in the treatment of progressive renal cell carcinoma. Patient recruitment for this latest trial has been completed in December 2001. Furthermore, regulatory authorities have granted their approval to undertake a Phase II clinical trial in the treatment of patients suffering from multiple myeloma and recruitment of patients started in April 2001.

     The Cosmetics and Nutrition Division of AEterna (now operating under Atrium) commenced its activities in 1991. Atrium is involved in the development of active ingredients for use in the manufacturing and commercialization of cosmetics and dietary supplements meeting the needs of specific consumers and commercial partners. The product line marketed by Atrium is made up of signaling molecules extracted from various biomass, some of which favor the restoration of homeostasis. The extraction process developed by Atrium maintains the molecules in their original form, thus ensuring the maintenance of all biological properties. This process is at the origin of the innovative character of the products and distinguishes them from its competitors.

     The corporate strategy of AEterna and its subsidiaries rests on the development and the possible marketing on a worldwide scale of innovative products in the pharmaceutical, nutritional and cosmetics fields. This strategy relies on the establishment of strategic alliances with pharmaceutical companies and other commercial partners at selected moments of the development and marketing of products to optimize the Company's development efforts.

3.2. SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

     Except for the acquisition completed on July 2, 2001, of a controlling interest in Unipex Finance S.A. ("Unipex")(described in Section 4.2), the Company has not completed any significant acquisition or disposition during the financial year ended December 31, 2001.

3.3  TRENDS

     For an outline of trends, commitments or uncertainties associated with the Company's operations, reference is made to Management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2001, which is incorporated herein by reference.

ITEM 4.    NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  BIOPHARMACEUTICAL ACTIVITIES

     AEterna's research and development activities in the biopharmaceutical sector started in 1991 on an angiogenesis inhibiting compound, AE-941 (Neovastat). AE-941 (Neovastat) is extracted from cartilage. The product, in the Company's opinion, could lead to the development of new therapies for some 20 clinical conditions caused or worsened by the development of new blood vessels. The Company focuses its efforts on the development of treatments for high-incidence diseases or for which no satisfying therapies currently exist, such as cancer, psoriasis and age-related macular degeneration.

     AEterna's strategy focuses on the pursuit of its clinical development program in oncology, dermatology and ophthalmology with an emphasis on indications that can benefit from an early market entry. It is also based on the establishment of strategic alliances in order to accelerate the development of AE-941 (Neovastat) and optimize commercial opportunities. In addition, AEterna wishes to acquire complementary technologies or licensing rights to leverage its expertise in product development. The Company believes that this strategy can offer better value-creation prospects while diversifying the risk inherent to the product development process.

     4.1.1  ANGIOGENESIS

     Angiogenesis, or the formation of new blood vessels from pre-existing vessels, is a normal biological phenomenon. Almost all tissues have a network of blood vessels which provides the cells with nutrients and oxygen and at the same time facilitates the elimination of metabolic wastes. In physiological conditions, angiogenesis is observed during embryo development, wound healing and the formation of the corpus luteum. However, angiogenesis also complicates approximately 20 angiogenesis-dependent diseases such as some cancers, age-related macular degeneration (AMD), psoriasis and certain arthritic diseases.

     The angiogenic process, as currently understood, can be summarized as follows: a cell activated by a lack of oxygen releases, INTER ALIA, angiogenic molecules that attract inflammatory and endothelial cells and promote their proliferation. During their migration, inflammatory cells also secrete molecules that intensify the angiogenic inducing factors. The endothelial cells that form the blood vessels respond to the angiogenic signals by proliferating and by secreting metalloproteinases of the matrix, which digest the blood-vessel walls to enable them to migrate toward the site of the angiogenic signals. Several protein fragments produced by the digestion of the blood-vessel walls intensify the proliferative and migratory activity of the endothelial cells, which then form a capillary tube by altering the arrangement of their adherence-membrane proteins. Finally, through the process of anastomosis, the capillaries emanating from the arterioles and the venules will join, thus resulting in a continuous flow of blood.

     The following figure shows the steps involved in angiogenesis.

[GRAPHIC OMITTED]

     Angiogenesis is thus a complex process consisting of several critical cellular events, including: (i) regression of the pericytes of the existing vascular system and activation of the endothelial cells; (ii) dissolution of the blood-vessel walls by metalloproteases of the matrix; (iii) endothelial cell migration; (iv) endothelial cell proliferation; (v) endothelial cell differentiation and formation into a tubular shape; (vi) formation of the capillary network; and (vii) anastomosis and the initiation of blood flow.

     The angiogenic balance as observed in physiological conditions is maintained by the balanced presence of proangiogenic and antiangiogenic factors. A change in this homeostatic angiogenic balance in favor of angiogenesis can lead to increased blood-vessel formation in angiogenesis-dependent diseases.

     Several molecules are known for their ability to induce angiogenesis. This includes the aFGF, bFGF, VEGF and PDGF, which are capable of directly stimulating the proliferation of endothelial cells in vitro and angiogenesis in vivo; transforming growth factors (TGF-(alpha), TGF-(beta)), tumor necrosis factor alpha (TNF-(alpha)), metalloproteases (MMP), angiogenin, prostaglandin E2 and monobutyrin, are also capable of inducing the development of new blood vessels in vivo. The antiangiogenic endogen molecules include cryptic fragments such as angiostatin, endostatin, Kringle 5, vasostatin, the TIMPs (1-4), interferon, the retinoids, some cytokines (IL-12, IL-18), angiopoietin-2 and VEGI. Each of these molecules is a potential target for the development of new medicines capable of modulating angiogenesis.

      4.1.2  AE-941 (NEOVASTAT)

     AE-941 (Neovastat) is a new orally bioavailable anti-angiogenic product with multiple mechanisms of action. According to AEterna, the multiple biological activities of AE-941 (Neovastat) distinguish AE-941 (Neovastat) from other angiogenesis inhibitors in that it has the potential to interfere with different stages of the angiogenic process, such as selectively inhibiting matrix metalloproteinases (MMPs 2, 9 and 12), blocking the action of VEGF to its receptor, inducing apoptosis (cellular death) of the endothelial cells, and inducing the production of molecules with antiangiogenic properties (tPA).

     AEterna uses a standardized extraction process to manufacture AE-941 (Neovastat) from cartilage. Cartilage, a tissue devoid of blood vessels, has been studied since the 1970's for its capacity to inhibit the development of new blood vessels without affecting the existing vascular system. Because of the small quantity of cartilage present in mammals, the analysis and use of this tissue has so far been very limited. For instance, bovine cartilage represents approximately 0.5% of bovine body weight, whereas it represents approximately 6% of a shark's body weight. This is why AEterna uses shark cartilage, an avascular tissue, as a starting material for the manufacturing of Neovastat.

     The biological activities and the safety profile of AE-941 (Neovastat) favor its development for various antiangiogenic therapies, and enable several diseases to be targeted. The in vitro studies performed to date have shown that AE-941 (Neovastat) can inhibit angiogenesis by acting at various levels of the new blood vessel formation process, in particular by inhibiting the action of MMPs 2, 9 and 12, and by blocking the liaison of the VEGF on its receptors present on the surface of the endothelial cells which form the blood vessel wall, by its pro-apoptotic action against the endothelial cells, and by inducing the production of molecules with antiangiogenic properties.

     Efficacy studies have been performed ex ovo on chicken embryos, in vitro in several cellular models, and in vivo in mice. An embryonic vascularization test of chicken embryos and the Matrigel(R) assay in mice have given evidence of the antiangiogenic activity and oral bioavailability of AE-941 (Neovastat). The in vivo studies of models of primary and metastatic tumors have confirmed AE-941 (Neovastat)'s potential to inhibit tumor growth and to support the oral bioavailability of the product. Studies performed on a breast-cancer model (adenocarcinoma DA3) show that the oral administration of AE-941 (Neovastat) for 54 days significantly reduces the progression of the size of tumors by approximately 60% compared with the control group. Moreover, the results obtained from the Lewis lung carcinoma (LLC) model show that oral administration of AE-941 (Neovastat) for 15 days reduces the number of pulmonary metastases by 50% to 70% in comparison with the control group.

     The Company investigated the potential of AE-941 (Neovastat) in rheumatoid arthritis IN VIVO with success. However, due to resources constraints and encouraging clinical results obtained in cancer, psoriasis and age-related macular degeneration, the Company decided to concentrate its efforts in these three indications. The Company does not plan to market AE-941 (Neovastat) itself, preferring instead to establish alliances with pharmaceutical companies. This approach limits the financial risks related to the development of a new product while benefiting from the partner's expertise (see "4.4 - Strategic Alliances").

     AE-941 (NEOVASTAT) AND CANCER
     -----------------------------

     Angiogenesis plays a major role in cancer development. Solid cancerous tumors less than 1-2 mm3 in volume are not vascularized and not invasive. Beyond this size, it is difficult for oxygen and nutrients to be diffused to the cells located in the centre of the tumor, thus initiating a cellular hypoxic state that marks the onset of tumoral angiogenesis. To continue to grow, virtually all solid tumors need to be irrigated by blood vessels that bring oxygen and nutrients and permit metabolic wastes to be eliminated. The presence of new blood vessels is therefore critical since it induces the transition from hyperplasia to neoplasia (i.e., the passage from normal controlled growth to the uncontrolled cell proliferation that is characteristic of tumor cells) as well as the dissemination of the cancer cells throughout the organism. The tumor's level of vascularization is therefore an excellent indicator of its metastatic potential.

     The following figure shows the importance of vascularization in the progression of the tumor as well as the correlation between microvessel density and metastatic potential:

                                [GRAPHIC OMITTED]

     According to the American Cancer Society, solid tumors represent over 90% of new cancer cases in the United States. Apart from surgery, the conventional therapies used to fight cancer usually attempt to prevent the uncontrolled cell-proliferation process present in tumors. Despite the effort that has been made for decades to fight cancer, the number of new cases of most cancers is continuing to increase at the same rate as previously. From 1960 to 1998, life expectancy for virtually all types of cancer improved, in particular because of the introduction of several new therapies and diagnostic methods. After cardiovascular diseases, cancer remains the most common cause of death. Lung cancer is the leading cause of cancer death worldwide with almost 1.1 million deaths in 2000, followed by stomach (646,567 deaths), liver (548,554 deaths), colon and rectum (492,411 deaths), and breast cancers (372,969 deaths). There are over 8 million cancer patients in North America and approximately 1.4 million new cases each year. More than 635,978 North Americans die from cancer each year. The above-mentioned statistics are those of the World Health Organization.

     The approach favored by AEterna is to fight the progression of solid cancerous tumors by inhibiting the angiogenic processes without affecting the vessels irrigating healthy tissue and organs. This approach could also help prevent the formation of metastases or relapses that appear in the advanced stages of most forms of cancer following the use of cytotoxic agents or surgery. In the opinion of AEterna, AE-941 (Neovastat) could be used in combination with cytotoxic agents either to optimize the overall result of the treatment or to reduce the quantity of cytotoxic agent to be administered, hence reducing the side effects associated with such a therapy. Preclinical results have indeed demonstrated that combining AE-941 (Neovastat) with chemotherapy is beneficial. In addition to including a positive additive effect, this combination produced no additional toxicity.

     Following the filing of clinical investigation applications in 1996 with the Health Protection Branch ("HPB") in Canada and the Food and Drug Administration (United States) ("FDA") in the USA, AEterna announced in late 1996 the commencement of Phase I/II clinical studies on AE-941 (Neovastat) for solid tumors. The principal objectives of these studies were to evaluate at various doses the tolerance, safety and potential of AE-941 (Neovastat) to inhibit the progression of tumors. These Phase I/II studies have provided essential data to AEterna concerning the use of AE-941 (Neovastat) as an inhibitor of the progression of cancers, administered alone in cases of cancers that are refractory or resistant to available therapies, or in combination with conventional therapeutic agents.

     PHASE I/II TRIAL IN REFRACTORY CANCERS

     The first Phase I/II trial included 187 patients suffering from a refractory cancer in Canada and the United States. Patients received AE-941 (Neovastat) in monotherapy. Patient recruitment started in December 1996. Phase I was completed in June 1998 and the Phase II recruitment was completed in February 1999.

     The first results from the Phase I/II study on AE-941 (Neovastat) in lung cancer were presented to the special conference entitled Angiogenesis and Cancer organized by the American Association for Cancer Research in early 1999. They confirm the excellent safety profile of AE-941 (Neovastat) at all dosage levels tested and show greater effectiveness at the highest dose, hence enabling clinical studies to be conducted at this dose.

     Results obtained from patients suffering from lung cancer were presented at different medical conferences including the European Society for Medical Oncology in Athens in November 1998 and the European Cancer Conference in Vienna in September 1999. These results showed that there were no serious adverse events related to the administration of AE-941 (Neovastat) for all the doses tested and that it has an excellent tolerability profile when administered in monotherapy. An efficacy analysis revealed that patients having received the highest dose showed the greatest clinical improvement, that is slower tumor progression, smaller weight loss and reduced analgesic consumption. A statistically significant increase in median survival time has been found among patients in the lung cancer cohort diagnosed with unresectable stage III and IV non-small-cell lung cancer that have received AE-941 (Neovastat): the median survival time of those patients having received more than 2.63 ml/kg/day of AE-941 (Neovastat) is 6.15 months and the median survival time of those having received less than 2.63 ml/kg/day is 4.63 months.

     Among subjects included in this Phase I/II trial, there were 48 patients with metastatic prostate cancer. Prostate Specific Antigen (PSA) levels were available at baseline and at Day 84. The PSA levels of 18 patients (38 %) were reduced or did not increase by more than 25%. This benefit was found in 16/38 patients (42%) receiving the highest doses of AE-941 (Neovastat), and in 2/10 patients (20%) receiving the lowest doses.

     A second Phase I/II clinical trial included patients suffering from refractory cancers in Canada. These patients were treated with AE-941 (Neovastat) in monotherapy, or in conjunction with standard therapies, chemotherapy and/or radiotherapy. Patient recruitment was started in September 1997 and ended in November 1999. Interim results of this study were presented at the XVI Chemotherapy Symposium held in New York in November 1998. A total of 144 patients with refractory cancer received AE-941 (Neovastat): 83 patients in monotherapy and 61 patients concurrently with chemotherapy or radiotherapy. Interim results on the safety of AE-941 (Neovastat) have confirmed results obtained in previous studies: the absence of toxicity and an excellent safety and tolerability profile. Results on the administration of AE-941 (Neovastat) in combination with standard therapies were used to prepare the Phase III pivotal trial sponsored by the NCI in which AE-941 (Neovastat) is administered in combination with standard therapies. In addition, several cases reported improvements in patients with renal cell carcinoma, that justify a specific study of the therapeutic benefit of AE-941 (Neovastat) in this type of cancer.

     The efficacy results for patients suffering from metastatic kidney cancer were presented at the annual medical conference of the American Association for Cancer Research held in New Orleans in March 2001. These results confirmed the excellent tolerability of AE-941 (Neovastat) for all doses that were tested. A prospective analysis revealed that patients having received a monotherapeutic dose of 240 mL/day of AE-941 (Neovastat) experienced an increased survival expectancy that was statistically significant (median survival: 16.3 months) when compared with the median survival of patients who had received 60 mL/day (median survival: 7.1 months). Long-term survival has also been analyzed in these patients. Survival rate at two years was 0% in the group receiving 60 mL/day and 36% in the group receiving 240 mL/day. A publication summarizing these findings is currently in press in the international journal ANNALS OF ONCOLOGY.

     PIVOTAL PHASE III CLINICAL TRIAL IN LUNG CANCER SPONSORED BY THE NCI

     The excellent safety profile of AE-941 (Neovastat) shown in the Phase I/II clinical trials as well as in efficacy data allowed the Company to proceed with a Phase III trial of its angiogenesis inhibitor.

     In September 1998, AE-941 (Neovastat) was selected by a peer-review committee appointed by the NCI. The agreement with the NCI includes the realization of a double-blind, randomized, placebo controlled Phase III trial in which AE-941 (Neovastat) will be administered in combination to chemotherapy and radiotherapy for the treatment of non-small-cell lung cancer. This study will be partially financed by the National Institutes of Health of the United States. According to the terms of this agreement, AEterna's responsibility consists in supplying AE-941 (Neovastat) for the entire duration of the study, while the data will be provided by the NCI to AEterna for a registration dossier.

     This Phase III trial is being conducted in up to 70 hospitals and research centers of the United States and Canada, under the supervision of the MD Anderson Collaborative Community Oncology Program.

     760 patients with newly diagnosed non-small-cell lung cancer will be enrolled in this trial. They will be randomly assigned to one of the two groups and they will all receive chemotherapy and radiotherapy treatments. Patients of the first group will also be treated orally with AE-941 (Neovastat), while patients in the second group will receive a placebo. The primary endpoint will be survival median time and the other endpoints will measure, among other things, tumor progression and response rates. In January 2000, the NCI and AEterna obtained approval to begin this Phase III study from the HPB and the FDA. Patient recruitment started during the month of May 2000.

     PIVOTAL PHASE III CLINICAL TRIAL IN PROGRESSIVE KIDNEY CANCER

     Authorization has also been received from the HPB and the FDA to conduct a Phase III clinical trial on the effects of AE-941 (Neovastat) in patients with progressive kidney cancer that are refractory to immunotherapy. The trial is currently conducted in 50 investigative centers in North America and Europe. As planned, patient recruitment has been completed by December 2001, and 302 patients have been enrolled. The lead investigators are Dr. Ron Bukowski of the Cleveland Cancer Center, Ohio, Dr. Gerald Batist of McGill University/ Jewish General Hospital of Montreal, and Dr. Bernard Escudier of the INSTITUT GUSTAVE ROUSSY in Villejuif, France. Patients have been randomly assigned to one of two groups, with patients in the first group receiving AE-941 (Neovastat) orally and patients in the second group receiving a placebo. The results of this Phase III trial are expected by the first quarter of 2003. If results are conclusive, the Company anticipates receiving accelerated regulatory approval of AE-941 (Neovastat), which could lead to commercial sales as early as the last quarter of 2003.

         PHASE II CLINICAL TRIAL FOR TREATMENT OF MULTIPLE MYELOMA

     Authorization has also been received from the HPB and the FDA to undertake a Phase II clinical trial of AE-941 (Neovastat) in patients suffering from multiple myeloma. This trial is conducted in 35 investigative centers in Europe and North America. Based upon the tumor response rate as a primary end-point, it has been designed to obtain an accelerated approval for AE-941 (Neovastat), if the results are conclusive. The lead investigators are Dr. Sundar Jagannath of the St. Vincents Comprehensive Cancer Center of New York, Dr. Chaim Shustik of McGill University/Royal Victoria Hospital of Montreal, and Professor Jean-Paul Fermand of the HOPITAL UNIVERSITAIRE SAINT-LOUIS in Paris. Nearly 120 patients will be included in this trial and the final results should be compiled by the end of 2002.

     AE-941 (NEOVASTAT) AND PSORIASIS
     --------------------------------

     Psoriasis is a chronic proliferative disease of the skin which is characterized by the formation of red patches and scales caused by persistent inflammation and hypervascularization. In psoriatic skin, there is chronic inflammation of the tissue underlying the epidermis, thus creating a pronounced angiogenic signal and, as shown in several studies, a higher blood flow can be detected in the psoriatic plaques. The inducing factors for new blood vessels depends, among other things, on a large number of angiogenic growth factors such as TGF-a, PDGF, bFGF, VEGF and IL-8, which are present in psoriatic patches and produced by the keratinocytes. This data supports the observation that the psoriasis initiating factor resides in the keratinocyte and that a significant vascular proliferation is required to cause hyperplasia of the epidermis. Hence, the inhibition of neovascularization would be an indirect means of counteracting the formation of psoriatic patches.

     The prevalence of psoriasis varies from 1% to 3% of the population depending on the country. According to a study published in 1996 by the Canadian Psoriasis Foundation, over 6.4 million Americans suffer from psoriasis and 150,000 to 260,000 new cases are diagnosed each year. Currently available treatments primarily include corticosteroids, tar, ultraviolet light, phototherapy, photochemotherapy and other systemic therapies such as methotrexate and the retinoids. All of these treatments have major side effects and some are carcinogenic.

     On the basis of anecdotal observations and considering the known antiangiogenic properties of AE-941 (Neovastat), as well as recent results showing the potential reduction of the telangiectasia or acute superficial inflammation of the skin, the Company is presently weighing the possibility of developing a new therapy for persons suffering from psoriasis.

     PHASE I/II STUDY ON PSORIASIS

     In cooperation with Dr. Daniel N. Sauder of the Sunnybrook Health Science Centre of Toronto, AEterna initiated a Phase I/II clinical study in patients with moderate to severe psoriasis in 1997, in Canada. This study assessed the toxicity of the orally-administered product and identified the best dosage for performing Phase III trials. Interim results were presented at the 7th International Psoriasis Symposium in Milan in September 1998. Results showed that AE-941 (Neovastat), administered alone, is a safe and well-tolerated treatment at all dosage levels. This study also revealed that patients exposed to the highest dose of AE-941 (Neovastat) had a statistically significant improvement in the PASI (the Psoriasis Area and Severity Index) score compared to patients who had received lower doses. The Company met with the FDA in February 2000 to discuss an additional clinical study. A development plan is now being prepared. Considering the current development of Neovastat and its focus in oncology indications, resources or collaborations will be needed for further development in these indications.

     AE-941 (NEOVASTAT) AND AGE-RELATED MACULAR DEGENERATION
     -------------------------------------------------------

     AMD affects a large proportion of the population over the age of 60. Two forms of the disease can be distinguished: the non-exudative or atrophic form and the exudative form. In the atrophic form, there is a formation of zones of "geographic atrophy", accompanied by an irreversible decline in central visual acuity. In the exudative form, choroidal neovascularization develops in the macular region. Neovascular proliferation associated with other complications leads to a destruction of tissue that often results in a serious decline in central visual acuity. The exudative form is the more serious form of AMD.

     The National Institutes of Health of the United States report that AMD is the principal cause of legal blindness in the elderly. In the United States alone, the prevalence of AMD in persons older than 40 is 9.2%, or approximately
8.5 million persons. To date, only laser photocoagulation has proven beneficial for reducing the risk of a significant decline in vision associated with exudative AMD. Its effectiveness depends partially on the rapidity with which patients report their new symptoms and are examined. Moreover, only 15% to 30% of diagnosed cases can be photocoagulated by laser. Even in these cases, relapses (over 50% after 3 years) show that the benefits are not long-lasting. In a majority of patients, neovascularization cannot be treated by photocoagulation because the photoreceptors would be damaged.

     Since the occurrence of choroidal neovascularization is associated with a serious and irreversible decline in visual acuity and since the effectiveness of the current treatment is limited, other forms of intervention are desirable. Photodynamic therapy uses a product activated by a laser beam directly on the retina. The therapeutic benefit of this treatment has been recognized, with the April 2000 approval of Visudyne(TM) in the USA (QLT Photo Therapeutics Inc. of Vancouver) for treatment of choroidal neovascularization during AMD. Visual acuity is significantly improved, but vascular reopening may often limit the use of such a treatment. Antiangiogenic therapies are quite interesting in association with photodynamic therapy, to decrease the incidence of vascular reopenings. In this perspective AE-941 (Neovastat) should have a preventive effect during associated treatments.

     A treatment that would prevent the development of choroidal neovascularization or that would cause it to regress before the photoreceptors are irreversibly damaged would prevent blindness associated with this disease.

     Because of its antiangiogenic potential, AE-941 (Neovastat) may prove effective in preventing a serious decline in visual acuity in cases of appearance of choroidal neovascular membranes associated with AMD.

     PHASE I STUDY ON AGE-RELATED MACULAR DEGENERATION

     In 1997, AEterna conducted a Phase I study in Canada on AE-941 (Neovastat) in order to develop a medication for AMD. The principal investigator was Dr. Pierre Turcotte, of the CENTRE HOSPITALIER UNIVERSITAIRE DE QUEBEC. The purpose of the study was to determine patient tolerance to AE-941 (Neovastat) and the most effective dosage in view of the performance of clinical studies. The effectiveness has been assessed by observing vascularization of the ocular fundus and its impact on visual acuity. The results of this study where presented at The Retina Society's 32nd annual meeting held in Hawaii in December 1999 and demonstrated, in addition to an excellent level of innocuousness and tolerance, an improvement or stabilization in most of the patients who participated. The Company is planning to conduct a Phase II trial to evaluate the efficacy profile of AE-941 (Neovastat) on a larger number of patients. Considering the current development of AE-941 (Neovastat) in oncology indications, resources or collaborations will be needed for further development in these indications.

     AE-941 (NEOVASTAT) CHARACTERIZATION PROGRAM
     -------------------------------------------

     In order to reinforce the Company's proprietary rights in AE-941 (Neovastat) and identify new drug candidates derived from AE-941 (Neovastat), AEterna is concentrating its efforts to identify the active molecules that are responsible for the different biological activities of AE-941 (Neovastat). The identification of these new molecules will allow the Company to extend its own pipeline and eventually, to develop these molecules as "new entities", to improve its intellectual property, and to develop new tools to help in following its production.

     As of now, several entities have been discovered in AE-941 (Neovastat) which are directly related to several mechanisms of action responsible for antiangiogenic activities. Molecular entities have been found to be responsible for a) blocking VEGF signalling, b) inhibiting MMPs activities, c) inhibiting the proliferation of endothelial cells, and d) inducing the production of molecules with antiangiogenic properties (tPA). New patents have been filed to reflect such discoveries and additional patents are also expected to be filed.

     4.1.3  BIOPHARMACEUTICAL PRODUCTS COMPETING WITH AE-941 (NEOVASTAT)

     ONCOLOGY
     --------

     To date, more than 300 compounds are being developed as angiogenesis inhibitors. However only a small number of them are actually in Phase III clinical trials and few have the generally accepted ideal properties of an angiogenesis inhibitor, that is oral bioavailability and very low toxicity level. Furthermore, to the best of our knowledge, AE-941 (Neovastat) is the only compound which acts on several important pathways involved in angiogenesis, that is, the VEGF receptors, the MMPs 2, 9 and 12, the induction of apoptosis, and the induction of the production of molecules with antiangiogenic properties
(tPA). It is estimated that approximately 40 products identified as potential angiogenesis inhibitors have reached early clinical development (Phase I).

     DERMATOLOGY
     -----------

     Many treatments for psoriasis exist but all have limitations due to their lack of efficacy for the severe form of the disease or their side effect profile. Available treatments include phototherapy and topical and systemic therapies (steroids, coal tar, anthralin, methotrexate, cyclosporin and retinoids). Since psoriatic plaques contain angiogenic growth factors, such as TGF-(alpha) and IL-8, the inhibition of neovascularization has the potential of counteracting the formation of psoriatic plaques.

     A dose-dependent statistically significant effect has been observed in refractory patients with moderate to severe plaque psoriasis treated in monotherapy with AE-941 (Neovastat).

     OPHTHALMOLOGY
     -------------

     Only one treatment has been approved for AMD. The antiangiogenic approach is currently one of the treatments presently under investigation. So far, laser photocoagulation has been proven beneficial in reducing the risk of severe visual loss related to exudative AMD. The efficacy of laser treatment depends upon early detection and intervention. Furthermore, at best only 15 to 30% of the neovascular membranes can be photocoagulated by laser. Even in those cases, the advantages are not long-lasting as shown by the frequent recurrences (more than 50% after 3 years). For most patients, neovascularization cannot be treated with photocoagulation since it is diffuse and difficult to delineate. In those cases, photocoagulation would be too damaging for photoreceptors. Photodynamic therapy using an intravenously administered photosensitizer activated IN SITU with a laser beam has been proposed as a new therapeutic approach. This procedure has recently been approved by regulatory authorities in North America and in Europe. While significantly improving the visual acuity without damaging the retina, it is yet unknown if this treatment will be curative or if there will be recurrence of the disease. In this context, finding complementary treatments that could be combined with photodynamic therapy is critical to the effort to improve potential overall patient response.

4.2  ATRIUM BIOTECHNOLOGIES INC.

     4.2.1  BACKGROUND

     From 1991 to 1999, the Cosmetics and Nutrition Division of AEterna developed and marketed a variety of products and active ingredients on a worldwide scale. Historically, these activities financed part of the research and development expenses of AEterna's Biopharmaceutical Division and contributed to the Company's profitability. In January 2000, AEterna created Atrium in order to exploit the full potential of that division. In July 2001, Atrium acquired 70% of the outstanding capital shares of the French company Unipex for an amount of $21 million dollars, diversifying thereby its distribution activities of specialized raw materials in the sectors of pharmaceutics and fine chemistry. In April 2002, Atrium also acquired, at a cost of $3 million, the privately-owned French company ADF Chimie S.A., a distributor of active and specialty ingredients for the French cosmetics industry, with some 50 clients, including L'Oreal, L.V.M.H. and Chanel.

     Today, Atrium markets a variety of products including, on the one hand, products manufactured from signalling molecules extracted from animal or marine biomass, some of which encourage homeostasis, and on the other hand, a wide variety of fine chemical products manufactured by large companies such as Ajinomoto, Amerchol (Dow Corporation), Eisai or Ueno, to name just a few. Up until 1998, the nutritional supplements and cosmetic ingredients produced by AEterna were sold on specialized markets via independent distributors on three continents reaching health and skin-care professionals on one hand and retail markets on the other hand. In 1998, AEterna reoriented the activities of its Cosmetics Division towards the development of active ingredients to be incorporated in cosmetics products marketed in specialized markets through its network of multinational partners. In the cosmetics division, production of finished products requiring packaging, labelling and other low value-added activities was discontinued in favor of the sale of active ingredients. Agreements will be signed, as required, with manufacturers of cosmetic products to satisfy customer demands and above all to ensure marketing of these products. The activities of Unipex are oriented towards technical support and the sale of superior quality raw materials to multinational companies operating in the fields of cosmetics, human and animal nutrition, pharmaceutics, and fine chemicals. As of today, the food supplements and cosmetics ingredients manufactured for Atrium are marketed largely in North America, Europe and Asia, and the Unipex sales are concentrated in Europe, especially in France. Unipex also distributes the Atrium cosmetics ingredients in Europe.

     4.2.2  NUTRITIONAL SUPPLEMENTS

     ACTIVITIES
     ----------

     Atrium's expertise consists in developing innovative nutritional ingredients and finished products. In 1998, AEterna transferred part of the responsibility of producing and marketing finished products to its commercial partners. Consequently, Atrium focuses on entering into strategic alliances with partners with a solid distribution network as well as proven training and marketing programs. Partnership with such companies allows Atrium to enter into different market segments, not only in North America but also in Europe and Asia. Atrium intends to focus on its own ability to develop innovative active ingredients and high-end products internally, especially through the in-licensing and acquisition of promising new technologies, to carve out a niche in the area of nutritional supplements with scientifically proven interest.

     In October 2000, Atrium acquired a product line in the field of nutritional supplements at an overall price of US$1.75 million, payable over 2 years. This acquisition allowed Atrium to improve its position in different market segments in the United States and elsewhere in the world. In April 2002, Atrium acquired another product line, with half a dozen products, to complete its portfolio.

     Some nutritional supplements are produced and marketed by Atrium. These products are CarTCell, a shark cartilage extract, and the NatCell line made from glandular extracts. These products are manufactured by AEterna using an extraction process developed by AEterna's scientists. Atrium sells other finished products, such as the Dermanex creme, which was introduced in 2000, that incorporate its principal active ingredients and are manufactured by subcontractors. It also subcontracts for certain products under very strict quality control criteria.

     COMPETITION
     -----------

     The nutritional supplement market is in a consolidation phase characterized by the marked presence of large multinational pharmaceutical companies that acquire smaller players who sell their products through retail networks. This trend, coupled with an increasingly rigid regulation applicable to the nutritional supplement industry, creates a demand for products with scientific data to support commercial claims. This has also led to the establishment of stricter quality controls for the development of active ingredients and finished products. Under Atrium's strategy of production and marketing with partners, which focuses on the specialized market of health and nutrition professionals, it will avoid competing directly with these large multinational pharmaceutical companies and will focus instead on becoming a selected supplier of innovative active ingredients for these major corporations.

     4.2.3  COSMETICS

     ACTIVITIES
     ----------

     Atrium develops, manufactures and markets natural, biologically active ingredients that help re-establish the skin's natural functions in order to attenuate the signs of aging. AEterna marketed its own finished products through its network of specialized distributors up to 1997. However, following the shift in its strategy in 1998, AEterna began, and since January 1, 2000 Atrium continues, to market the active ingredients it develops, or which are manufactured for it under strict quality control standards by establishing strategic alliances such as the license agreement signed with Estee Lauder Inc., which has assumed most of the development costs of a new active ingredient in exchange for certain marketing rights (see "4.4 - Strategic Alliances").

     The products marketed by Atrium consist of the PRE Complex, an active cosmetic ingredient that increases the natural renewal of the epidermis and helps reduce the appearance of the signs of aging, the MDI Complex, a collagenase inhibitor, BioSerum, a tensing product, and a marine biopolymer with antimicrobial properties and which improve the luminosity of the skin. Atrium markets its products individually but promotes their combined use. A majority of the cosmetics ingredients are currently manufactured in AEterna's laboratories. Unipex distributes its active ingredients in Europe.

     COMPETITION
     -----------

     The cosmetics industry is characterized by a very high level of competition. Large multinationals in the industry have far greater resources than those of Atrium to develop and market products aimed at various markets. In addition, a large number of small- and medium-sized businesses are attempting to control certain niche markets. Even though they may have more limited resources, they are strong competitors because they target the same markets targeted by Atrium. Atrium intends to maintain its competitive position by continuing to invest in the research and development of innovative products originating from the most recent discoveries applied to skin aging.

     Atrium's strategy in the cosmetics area is centered on entering into commercial agreements with leaders in the cosmetics industry which will allow for the co-development of innovative active ingredients characterized by their biological properties and safety profile. Atrium expects that its growth in this area will be driven by the development of new products. The emphasis will be on the in-licensing and acquisition of new technologies.

     COSMETICS RESEARCH PROGRAM
     --------------------------

     The cosmetics research program focuses on skin aging. Atrium has principally studied two active ingredients: the PRE Complex and the MDI Complex. New innovative active ingredients are currently being studied through in-licensing agreements.

     PRE COMPLEX
     -----------

     The PRE Complex is a mixture of natural proteins which contains, INTER ALIA, cytokines obtained through a low-temperature extraction process that preserves the molecules in their original form.

     In vitro studies performed on behalf of AEterna have demonstrated that the PRE Complex increased the rate of epidermal cell renewal by approximately 20% and their metabolic activity by approximately 260%. Through the use of non-invasive measurement techniques, the application of the PRE Complex has been observed to produce an increase in the epidermal cell renewal rate of approximately 20% in six weeks. Finally, conventional safety studies demonstrating the safety of the product have been performed by a laboratory meeting the standards of the Cosmetics, Toiletries and Fragrance Association.

     Within the scope of this research project, AEterna has performed pilot studies on humans with an independent laboratory specialized in dermatology to demonstrate the effectiveness of the PRE Complex. Through use of non-invasive measurement techniques, it has been observed that the PRE Complex improved viscoelastic properties of the skin and reduced the appearance of wrinkles and fine lines. In addition, in certain volunteers, a reduction in hyperpigmented spots was noted. The results of these studies could be of interest to multinationals wishing to incorporate this active ingredient into cosmetic products intended for mass markets.

     MDI COMPLEX
     -----------

     The MDI Complex is the most successful active ingredient of Atrium's cosmetics and nutrition business. Its mechanism of action is to inhibit the skin enzymes that cleave collagen. In vitro experiments have been performed using purified collagen and types I and IV human collagenases. The results obtained are conclusive and indicate that the MDI Complex might help prevent skin sagging during aging, which is caused by the breakage of the skin's supporting fibers such as collagen and elastin. It might also reduce the signs of aging by reducing the appearance of wrinkles and fine lines. Pilot studies were conducted and other studies have been performed to confirm the efficacy of the MDI Complex in humans. Other studies performed to date have shown that the MDI Complex can effectively reduce the appearance of dark circles around the eyes and spider veins, in addition to improving the barrier function of the skin against irritating substances as well as transepidermal water loss.

     4.2.4  UNIPEX

     ACTIVITIES
     ----------

     Unipex offers its clients a technical support that enables them to successfully incorporate the specialized raw materials in their formulations and processes. These raw materials can be used in the fields of cosmetics, pharmaceutics, fine chemistry, and human and animal food products. These raw materials are supplied by approximately 80 manufacturers selected by Unipex for the quality and innovative characteristics of their products. The Unipex client list contains mostly large French companies such as L'Oreal, Pierre Fabre, Aventis and Sanofi-Synthelabo, to name only a few of its 1600 clients.

     The products marketed by Unipex cover a very wide range from excipients to generic pharmaceutical molecules. In cosmetics, Unipex distributes mostly fine chemical products that improve the texture and efficacy of end products, as well as several active ingredients that add specific desired cosmetic benefits. In Pharmaceutics, Unipex offers excipients, aromatics, preservatives, sweeteners, and active molecules, both natural and synthetic, for use in the industry of generics. In chemistry, the Unipex development and marketing teams are deeply involved in questions of intermediate organic synthesis. In human and animal nutrition, Unipex offers raw materials that improve the texture, taste, and nutritional qualities of final products.

     COMPETITION
     -----------

     Unipex operates in a consolidation environment. In fact, over the past few years, many of their customer enterprises have made several acquisitions and are now seeking ways to simplify their purchasing structures. In this way, distributors have rapidly become segmented between those who offer commodities in very large volumes, and those who, like Unipex, concentrate on speciality products with a strong added value. Some commodity distributors have tried to penetrate the speciality products market, but with a low success rate, because this market requires a very high level of technical expertise and a completely different logistics organization. Unipex stands out from its competition by the level of competence of its personnel and by over 30 years of experience in the imports and distribution of fine chemical products.

     Atrium intends to maintain, and even increase, the market share held by Unipex by making additional acquisitions in Europe and in North America. This will give the multinational corporations a single wicket where they will be able to find most of the specialty products they seek without creating a strategic dependence on any particular supplier.


     4.2.5  STOCK OPTION PLAN

     In February 2001, Atrium instituted a stock option plan (the "Plan") for its directors, collaborators and employees, effective November 1, 2000. The shares subject to the Plan are the Subordinate Voting Shares of Atrium. The number of shares to be issued under the provisions of the Plan shall not exceed 10% of the issued and outstanding shares of the capital stock of Atrium. The subscription price for each share covered by an option shall not be lower than the fair market value of such share at the time of the granting of the option. As at May 10, 2002, the outstanding balance of stock options that have been issued according to the Plan stands at 533,500.

4.3  MANUFACTURING AND QUALITY CONTROL

     AEterna develops and manufactures pharmaceutical and, through its subsidiary Atrium, nutritional and cosmetic products. All of the extraction products developed by Atrium are manufactured in AEterna's production premises whereas the products obtained under licence or by acquisition are generally manufactured by subcontractors who must meet stringent quality control standards. These subcontractors are regularly audited by representatives of the Company's quality assurance group. As for the extracts that it manufactures, the Company has the equipment required to isolate, purify and concentrate the substances of various molecular weights contained in extracts. These extracts are aqueous and composed of molecules selected in accordance with their molecular weight. In the majority of cases, the production of these extracts involves refrigeration to ensure that the active ingredients contained therein are preserved.

     The raw material used by the Company to produce the extracts is quarantined, inspected and released in accordance with the specifications established by AEterna's quality-control unit. The quality-control unit also ensures, on the same basis, rigorous quality control during production as well as on finished products.

     With regards to the Good Manufacturing Practices ("GMP"), to the best of its knowledge, AEterna complies with all applicable regulatory requirements required to carry on its activities. Moreover, the Company complies, in all material respects, with the provisions of applicable environmental laws and regulations.

     In September 1999, the Company completed construction of a new head office, industrial production center and laboratories that will permit wide-scale production of finished products developed by its research activities. With this fully industrial production laboratory, AEterna will have better control over all manufacturing activities. These facilities contain areas that comply with GMP, and with regulatory requirements for the production of drugs.

4.4  STRATEGIC ALLIANCES

     AEterna concluded strategic alliances in February 2001 in view of the commercialization of AE-941 (Neovastat) for the European market with Grupo Ferrer Internacional, S.A. ("Grupo Ferrer"), one of the largest Spanish pharmaceutical companies based in Barcelona and with Medac GmbH ("Medac") from Hamburg, the German oncology business unit of the multinational Schering AG.

     The exclusive rights for the commercialization and distribution of AE-941 (Neovastat) in oncology have been granted to Grupo Ferrer for certain parts of southern Europe, including France, Belgium, Greece, Italy, Portugal, Spain, Central America (Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama) and South America (Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay, Venezuela) and to Medac for Germany, the United Kingdom, Ireland, the Netherlands, Denmark, Finland, Norway, Sweden, Switzerland, Austria, Armenia, Azerbaijan, Bulgaria, Byelorussia, Czech Republic, Estonia, Georgia, Hungary, Kazakhstan, Kirghizia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. These two agreements cover territories in which sales of pharmaceutical products account for more than 30% of the worldwide pharmaceutical market. In addition to selling its product to its partners, AEterna will receive double-digit royalties on total net sales as well as milestone payments that could exceed $45 million. Furthermore, the partners will share expenses for future clinical research projects and could offer to assume a significant financial participation in the development of new formulations of AE-941 (Neovastat) and/or any new drug candidate from AE-941 (Neovastat).

4.5  INTELLECTUAL PROPERTY

     Because of the considerable amount of time and the substantial investments required to develop new products and obtain the required marketing approvals, the biopharmaceutical industry attaches a considerable amount of importance on obtaining patents and the protection of trade information for new technologies, products and processes. Accordingly, the Company's development and prospects depend, in part, on its ability to obtain patents, protect its know-how and carry on its activities without infringing the exclusivity rights already acquired by third parties. The Company will continue to endeavour to protect the products or processes, in particular AE-941 (Neovastat) and the MDI Complex it has developed pursuant to intellectual property legislation in the United States, Canada and other countries representing its primary markets.

     On April 8, 1997, the United States Patent and Trademark Office ("USPTO") issued Patent 5618925 to AEterna with regard to a process producing a shark cartilage extract suitable for therapeutic purposes (the "Process"). This patent was obtained pursuant to an application filed by AEterna that disclosed and claimed the Process as well as the extract itself (the "Product"), which application had a priority date of April 28, 1994 (the "US CIP-1 Application"). In support of its application, the Company collated numerous results of laboratory tests conducted to demonstrate the distinctiveness of AE-941 (Neovastat) in respect of the compounds described in the prior art. The Company filed a complementary US application (the "US CIP-2 Application") on October 30, 1995, presenting the results of the work performed since the filing of the US CIP-1 Application, including information relating to the MDI Complex. In addition, the Company filed a second complementary US Application (the "US CIP-3 Application") on August 8, 1996 in order to protect the improvements made to the extraction process as well as the therapeutic activities of the Product. In October 1996, the Company divided the US CIP-1 Application in order to file a divisional application with regard to the Product. This application also has a priority date of April 28, 1994.

     Patents were issued by the USPTO in respect of the US CIP-1 Application (relating to the Product) on November 16, 1999, the US CIP-2 Application on February 15, 2000 and the US CIP-3 Application on February 22, 2000 under numbers 5985839, 6025334, and 6028118, respectively. A third US complementary application was filed on February 15, 2000 (the "US CIP-4 Application") in order to protect other aspects of the Process and the therapeutic activities of the Product. A divisional application covering an enlarged process was allowed on October 1, 2001. A divisional application regarding other therapeutic activities of the Product was filed on February 7, 2002.

     On April 21, 1995, the Company filed a Patent Cooperation Treaty ("PCT") international patent application (the "PCT-A Application") corresponding to the US CIP-1 Application and claiming April 28, 1994 as the priority date, which application has been prosecuted in 20 countries, including Canada, since October 28, 1996. Patent 34790 was issued in Singapore on March 20, 1998;
Patent 284407 was issued in New Zealand on April 27, 1998; Patent 114868 was issued in Roumania on August 30, 1999; Patent 62954 was issued in Bulgaria on May 31, 2000; Patent 719118 was issued in Australia on August 17, 2000; Patent 2156132 was issued in Russia on September 20, 2000; Patent 2188793 was issued in Canada on January 16, 2001; and Patent 317076 was issued in Poland on March 1, 2001 in respect of the PCT-A Application.

     On October 30, 1995, the Company filed a PCT international patent application corresponding to the US CIP-2 Application (the "PCT-B Application"), which has been prosecuted in the same 20 countries since August 3, 1997 and claims February 3, 1995 as the priority date. Patent 45798 was issued in Singapore on March 30, 1999; Patent 294553 was issued in New Zealand on June 8, 2000; Patent 717978 was issued in Australia on July 20, 2000; and Patent 2157695 was issued in Russia on October 20, 2000 in respect of the PCT-B Application.

     A third PCT application (the "PCT-C Application") corresponding to the US CIP-3 Application and prosecuted again in the same 20 countries was filed on August 8, 1996 claiming the priority date of October 30, 1995. Patent 313957 was issued in New Zealand on September 7, 2000; Patent 724654 was issued in Australia on September 28, 2000; and Patent 53226 was issued in Singapore on December 19, 2000; Patent 296016 was issued in South Korea on May 4, 2001; Patent 2236021 was issued in Canada on November 29, 2001 in respect of the PCT-C Application. Also on August 8, 1996, the Company filed an application corresponding to the US CIP-2 and US CIP-3 Applications in seven countries that have not ratified the PCT. In six of these seven countries, this application claims the priority date of October 30, 1995. Patents corresponding to the US CIP-2 and CIP-3 Applications were issued by the patent offices of South Africa (Patent 96/6726) on April 30, 1997 and Israel (Patent 119030) on November 14, 2000.

     In addition, the Company filed a Canadian application on March 11, 1997 and an international application (the "PCT-D Application") on March 11, 1998, based on the Canadian priority application. The PCT-D Application describes and claims combinations of anti-neoplasic agents and AE-941 (Neovastat), by which the latter protects patients against the toxicity of the former. The PCT-D Application is also being prosecuted in 15 member countries of the PCT. Patent 67762 was issued in Singapore on December 19, 2001 in respect of the PCT-D Application.

     On July 23, 1998, the Company also filed a US patent application to protect a manufacturing process making use of organic solvents to recover valuable biological activities in a cartilage extract. The patent was issued on January 2, 2001. Applications for continuity and complementary continuity were filed respectively on December 20, 2000, and February 5, 2001, to protect the other aspects of the procedure and the therapeutic applications of the product. A first corresponding PCT Application (PCT-E), claiming the priority date of July 23, 1999, is also being prosecuted in 4 member countries of the PCT (including member countries of the European patent office). A second corresponding PCT Application (PCT-F), claiming the priority date of February 5, 2001, has been filed on January 29, 2002. This application was also prosecuted in Argentina and Taiwan.

     On June 12, 2001, the Company also filed a US patent application to protect a family of small molecules with antiangiogenic activity. These molecules were isolated from Neovastat. The patent application also covers methods of use of these compounds for the treatment of diseases complicated by angiogenesis.

     On August 24, 2001, the Company also filed a provisional US patent application to protect a new protein having inhibitory activity against serine elastase. This protein was isolated from Neovastat. The patent application also covers methods of use of this protein.

     There is no guarantee that the US Applications and the PCT Applications (or any other subsequent application) will obtain patent certification or that third parties will not file infringement claims against the Company's products or processes. Further, even if patents are granted to the Company, there is no guarantee that such patents will be valid and thus enforceable against third parties alleged to have infringed the rights of the Company. Furthermore, there is no guarantee that the Company will be awarded patents of sufficient scope to afford a truly exclusive position in the market for the products sold by the Company. Procurement of patent rights does not necessarily confer on the patentee the right to manufacture, use or sell a particular compound. Thus, regardless of whether the Company is awarded patents, there is a risk that the manufacture, use or sale of the Company's products could infringe the rights of a third party. Patent litigation is very time-consuming and expensive. An adverse result in patent litigation against a third party could result in the invalidation and unenforceability of the Company's patent rights. An adverse result in patent litigation infringement against the Company could result in one or more of the following: liability for past damages to the third party, a permanent restraining order against the Company preventing the manufacture, use or sale of the infringing products and the requirement to obtain a license from the third party.

     The situation pertaining to patents, particularly for biopharmaceutical companies, is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy covering the extent of allowable claims in these cases or the level of protection granted under these patents.

     As at October 12, 1995, the Company's patent agents conducted a preliminary United States patent infringement investigation. On the basis of the results of this investigation, the Company has concluded that there is no United States patent in existence which poses a clear infringement risk to the manufacture, use or sale of the AE-941 (Neovastat) for the indications described herein. The Company is not aware of any relevant undeclared priorities with the USPTO. However, a third party may have filed patent applications and obtained patents for products, processes or treatment methods that would be potentially useful to the Company or necessary to the marketing of its products or to the achievement of its commercial objectives. There is no assurance that the Company will obtain licenses for these patents under conditions it finds acceptable, if at all.

     The Company relies on and intends to continue to rely on trade secrets, exclusive non-patented know-how and continuous technological innovation in order to increase and maintain its competitive position. To protect its rights in the know-how and the technology it develops, whether patentable or not, the Company enters into confidentiality agreements with all its employees, consultants and collaborators. However, there can be no assurance that these agreements will offer significant protection of the trade secrets, know-how and other exclusive information of the Company in the event of unauthorized use or disclosure. Moreover, if not protected by patents, the activities of the Company may be adversely affected by the activities of competitors who independently develop a substantially equivalent technology.

     In October 2000, the Company acquired the assets of BioTherapies Inc., an American company located in New Jersey. The rights to US Patent 5075112 were included in the transaction. This patent permits the Company to extend its intellectual property rights to include an antiangiogenic inhibition technique which uses a product based on shark cartilage. This patent was issued on December 24, 1991, with a priority date of February 12, 1990.

4.6  SUPPLY OF RAW MATERIALS

     AEterna uses shark cartilage as a primary source of raw material. AEterna has developed procedures to ensure that producers and suppliers can supply raw materials that comply with Company specifications. Furthermore, suppliers must respect governmental (national and international) and environmental regulations regarding fishing, fisheries and the transformation of raw material.

     The shark, from which cartilage is extracted, is primarily harvested for its flesh and fins which are consumed as food . The cartilage is recuperated in accordance with procedures developed by AEterna. This implies quality control procedures performed at the fishing sites by the suppliers who process the raw material for AEterna's needs.

     Furthermore, AEterna has elaborated a plan for the development of its supply network on a worldwide scale. Currently, our source of raw materials is in the Western Hemisphere (North and South America). Supply agreements are negotiated in accordance with our needs for raw materials, the market structures, and the required standards. The volumes harvested by the fisheries industry are sufficient for our short-term and long-term requirements, considering the current fisheries conditions.

4.7  RESEARCH AND DEVELOPMENT

     AEterna's budget policy for research and development is to have readily available funds required to undertake studies. AEterna's strategy is to finance research activities through public financings and grants or tax credits for such purposes. In addition, activities are financed through the formation of strategic alliances for the co-development and marketing of the products. During the course of the financial year ended December 31, 2001, AEterna spent approximately $29.2 million in research and development.

     On November 10, 1999, the Company announced the signing of three investment agreements for an aggregate of up to $29.42 million with a special federal operating agency known as Technology Partnerships Canada ("TPC") which reports to Industry Canada. This investment, which is in the form of contributions of 30% of eligible expenses, paid as they are generally incurred, will be used for the pursuit of the clinical development program of AE-941 (Neovastat) in oncology, dermatology and ophthalmology. The repayment of each of these contributions will be conditional on the successful marketing of a drug resulting from the clinical development program to which the contribution relates. Each contribution will be repayable in the form of royalties payable to TPC from the commencement of such marketing until December 31, 2008, in the case of oncology and dermatology, and December 31, 2010 in the case of ophthalmology, even if the amounts repaid by the Company then exceed the contribution paid by TPC. If, on December 31, 2008, in the case of oncology and dermatology, and December 31, 2010 in the case of ophthalmology, the repayments do not total the amount of the contribution, the repayments will continue until such amount is reached or until December 31, 2013, in the case of oncology and dermatology, and December 31, 2015, in the case of ophthalmology, whichever is earlier. Pursuant to these agreements, the Company will remain the owner of all intellectual property resulting from the development programs except in certain circumstances, including default by the Company under the investment agreements, in which case TPC may assume ownership of such intellectual property if the Company does not elect to pay predetermined liquidated damages.

     The investment agreements provide that TPC is not obligated to make payments to the Company, in whole or in part, if it is not satisfied with the overall financing or progress of a clinical development program. The investment agreements also provide that the Company cannot license products resulting from the programs without the approval of TPC and contain covenants on the part of the Company not to pay dividends if such payments would prevent the implementation of a program or the payment of royalties to TPC.

4.8  HUMAN RESOURCES

     AEterna created 9 new jobs in 2001. As at May 1, 2002, AEterna's team, including Atrium, comprised 181 people, excluding consultants, collaborators and members of the Scientific Board. 61 of these persons were involved directly or indirectly in research and development activities, 27 in production and 93 in administration, sales, accounting, human resources and other managerial functions. Each employee is party to a confidentiality agreement and a non-competition agreement which, in management's view, provides AEterna with adequate protection. The Company relies on strategic alliances and contract research organizations to obtain supplementary expertise and additional resources.

     None of AEterna's or Atrium's employees are governed by a collective agreement.

4.9  ENVIRONMENT

     The Company is subject to various federal and provincial environmental laws and regulations. The Company complies, in all material respects, with all provisions of these environmental laws and regulations.

     Environmental protection requirements do not have any financial and operational effects on the capital expenditures, earnings and competitive position of the Company.

4.10 FACILITIES AND EQUIPMENT

     In September 1999, the Company completed the construction of its new premises with an approximate area of 75,000 sq. ft. in the Quebec City region. This building houses the head office of AEterna and Atrium as well as a research laboratory and a production center meeting Good Laboratory Practices and GMP.

4.11 DISTRIBUTION ACTIVITIES

     During the financial year ended December 31, 2001, more than 90% of Atrium's distribution activities were made in France.

ITEM 5.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  ANNUAL INFORMATION

     The selected financial information provided below has been taken from the audited consolidated financial statements of AEterna for the three most recently completed financial years.

     The data below should be read together with the consolidated financial statements and notes thereto as well as the following items.

STATEMENTS OF EARNINGS (IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------
                                                Years ended December 31,
                                        2001(1)            2000            1999
                                                      (restated)(2)
-------------------------------------------------------------------------------
REVENUES                          43,777,183          8,405,429      6,157,826
-------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                     29,950,218          1,123,614      1,022,172
Selling and administrative         6,497,854          2,575,088      2,050,776
Research and development costs    29,222,383         22,637,497     12,172,165
Research and development tax
  credits and grants              (5,988,757)        (6,716,922)    (4,910,532)
Depreciation and amortization      1,849,846          1,453,572      1,027,166
-------------------------------------------------------------------------------

                                  61,531,544         21,072,849     11,361,747
-------------------------------------------------------------------------------

OPERATING LOSS                   (17,754,361)       (12,667,420)    (5,203,921)
-------------------------------------------------------------------------------

INTEREST INCOME                    3,762,691          3,615,008      1,264,090
-------------------------------------------------------------------------------

INTEREST EXPENSE                  (852,767)          (605,381)              --
-------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING ITEMS  (14,844,437)        (9,657,793)    (3,939,831)
INCOME TAX RECOVERY                4,751,838                 --             --
GAIN ON DILUTION(3)               10,223,567                 --             --
NON-CONTROLLING INTEREST          (3,599,670)                --             --
-------------------------------------------------------------------------------

NET LOSS FOR THE YEAR             (3,468,702)        (9,657,793)    (3,939,831)
-------------------------------------------------------------------------------

BASIC AND DILUTED NET
 LOSS PER SHARE(4)                     (0.11)             (0.33)         (0.15)
-------------------------------------------------------------------------------

(1) This increase is mainly attributed to Atrium's acquisition of the French company Unipex whose sales amounted to $32.6 million since July 2, 2001, the date of the acquisition.

(2) The Company has restated its financial statements to reflect a change in the method of accounting for the issuance of redeemable common shares of its subsidiary, Atrium Biotechnologies Inc., to its minority shareholders.

(3) In 2000, Atrium, the Company's subsidiary, issued 2,000,000 common shares for cash consideration of $20,000,000, which were classified as liability. In May 2001, certain terms of the Atrium Shareholders' Agreement were amended such that the Company reclassified the common shares issued by Atrium to the minority shareholders from a liability to equity. Accordingly, in the second quarter of the fiscal year ending December 31, 2001, the Company recognized a gain on dilution and a minority interest in Atrium.

(4) Fully diluted net loss per share is determined using the weighted average number of Multiple Voting Shares and Subordinate Voting Shares and stock options outstanding at the end of the year. Common stock options to purchase common shares were not included in the 2001, 2000 and 1999 compilations of diluted loss per share because the inclusion would be anti-dilutive.

BALANCE SHEETS (IN CANADIAN DOLLARS)

                                                    December 31,
                                         2001           2000           1999
                                                     (restated)

Cash, cash equivalents and
  short-term investments                54,064,478      68,648,787   38,681,582
Working capital                         61,463,671      70,831,300   41,785,337
Total assets                           134,351,717     100,582,243   60,827,080
Long-term debt                          13,848,657       5,067,453    3,904,814
Redeemable common share of
 the subsidiary                                 --      24,609,547           --
Non-controlling interest                18,338,602             --            --
Deficit                                (19,082,451)    (15,613,749)  (5,955,956)
Shareholders' Equity                    78,618,789      64,394,283   54,396,950

5.2  QUARTERLY INFORMATION AND DIVIDENDS

     The following table sets forth selected financial information which is derived from the Company's unaudited quarterly financial statements for its eight most recently completed quarters ending at the end of the most recently completed financial year.


------------------------------------------------------------------------------------------------------------------------
               December 31,  September 30,   June 30,    March 31,  December 31,  September 30,    June 30,    March 31,
Quarter ending        2001           2001       2001         2001          2000        2000          2000        2000
                                                                     (restated)     (restated)   (restated)  (restated)
------------------------------------------------------------------------------------------------------------------------

Revenues......   $20,204,096  $18,138,184   $2,668,278   $2,766,625   $2,331,415   $2,036,342   $2,022,619   $2,015,053

Net earnings
(loss)........   ($2,756,465) ($5,008,458)  $7,541,083  ($3,244,862) ($4,187,793) ($1,652,796) ($1,660,347) ($2,156,857)

Net earnings
(loss) per
share -
Basic.........        ($0.09)      ($0.16)       $0.25       ($0.11)      ($0.14)      ($0.06)      ($0.06)     ($0.08)


     Since its incorporation, AEterna has not paid any dividends and does not anticipate paying any dividends in the foreseeable future. AEterna plans to reinvest its earnings to finance its long-term growth.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

6.1  FORM 44-101F2 DISCLOSURE

     Management's discussion and analysis of the financial condition and results of operations for the financial year ended December 31, 2001, which is incorporated herein by reference, was filed with the various securities commissions or similar authorities in each of the provinces of Canada. The reader is encouraged to also refer to the consolidated financial statements and notes to the financial statements for the financial years ended December 31, 2001 and 2000.

ITEM 7.    MARKET FOR SECURITIES

7.1  MARKET FOR SECURITIES

     The Subordinate Voting Shares of AEterna are listed on the Toronto Stock Exchange under the Symbol AEL, and, since May 10, 2000, on the Nasdaq National Market, under the symbol AELA.

ITEM 8.    DIRECTORS AND OFFICERS

8.1  NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING

A.   DIRECTORS

     The Board of Directors of the Company currently consists of eight directors. Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

     The following table sets forth, for each director, the name, position, municipality of residence, principal occupation and the period during which he has acted as a director:

-----------------------------------------------------------------------------------------------
NAME AND MUNICIPALITY          PRINCIPAL OCCUPATION                                 DIRECTOR
OF RESIDENCE                                                                           SINCE
-----------------------------------------------------------------------------------------------
Marcel Aubut(1)                Managing Partner                                      1996
Sillery, Quebec                Heenan Blaikie Aubut (law firm)

Francis Bellido, PhD           President and Chief Operating Officer                 2002
Beaconsfield, Quebec           SGF Sante Inc. (Quebec government agency)

Stormy Byorum                  Managing Partner                                      2001
New York, NY                   Violy, Byorum & Partners (investment banking firm)

Eric Dupont, PhD (2)           Chairman and Chief Executive Officer                  1991
Sainte-Petronille,             AEterna Laboratories Inc.
Ile d'Orleans, Quebec

Gilles Gagnon                  President and Chief Operating Officer                 2002
Sherbrooke, Quebec             AEterna Laboratories Inc.

Jean-Claude Gonneau            General Manager                                       1995
Louveciennes, France           SG Cowen, Paris (brokerage firm)


Pierre Laurin, PhD(1)(2)       Executive in Residence                                1998
Verdun, Quebec                 Ecole des Hautes Etudes Commerciales (HEC)

Pierre MacDonald (1)(2)        President and Chief Executive Officer                 2000
Verdun, Quebec                 MacD Consult Inc. (consulting firm in finance and
                               international marketing)

------------------------
(1)  Member of the Audit Committee.
(2)  Member of the Corporate Governance Committee.

     B.   EXECUTIVE OFFICERS

     The table below sets forth the name, municipality of residence and the position with AEterna of each senior executive officer of AEterna on the date hereof.

----------------------------------------------------------------------------------------
NAME AND MUNICIPALITY                  PRINCIPAL OCCUPATION
OF RESIDENCE
----------------------------------------------------------------------------------------
Eric Dupont, PhD                       Chairman and Chief Executive Officer
Sainte-Petronille
Ile d'Orleans, Quebec

Gilles Gagnon                          President and Chief Operating Officer
Sherbrooke, Quebec

Pierre Falardeau, PhD                  Vice President, Scientific Affairs
Sillery, Quebec

Claude Hariton, PhD                    Vice President and Chief Medical Officer
Sillery, Quebec

Normand Tremblay                       Vice President, External Affairs
Sainte-Foy, Quebec

Dennis Turpin, CA                      Vice President and Chief Financial Officer
Sainte-Foy, Quebec

Claude Vadboncoeur                     Vice President, Legal Affairs and Corporate Secretary
Sainte-Foy, Quebec

     Over the past five years, the directors and officers mentioned above have held their present principal occupation, with the exception of the following members:

     Since January 1, 2000, Dr. Bellido is acting as President and Chief Operating Officer of SGF Sante Inc. He had previously been in the employment of Societe Generale de Financement (SGF) since March 1999 as Vice President, Development, Health and, since 1997, Director, Strategy and Business Development, Internal Medicine for Eli Lilly, a worldwide pharmaceutical company in Indianapolis, USA.

     For the last five years, Ms. Byorum has been the Managing Partner of Violy, Byorum & Partners of New York, a strategic advisory and investment banking firm focused on Latin America that she co-founded in 1996.

     Dr. Falardeau completed a PhD in Physiology in 1987 at Laval University. He completed a 5-year post-doctoral training in 1991 at the Howard Hughes Medical Institute at Duke University Medical Center in North Carolina. In 1991, he returned to Quebec City, first as an assistant professor then as an associate professor at the School of Pharmacy at Laval University and led a laboratory as Senior Researcher at the Centre de recherche du CHUL. During the past four years, he participated in the development of a new drug (AE-941 (Neovastat)) with AEterna. He was appointed Research Director in June 1998 and Vice President of Scientific Affairs in February 1999.

     Mr. Gagnon holds a Master's degree in pharmacology and an MBA from the Universite de Sherbrooke. Mr. Gagnon has worked in the pharmaceutical and health care industries for 20 years, principally for Sandoz Canada where he held several management posts. He was subsequently named Vice President of External affairs at Novartis Pharma Canada Inc., where he also sat as a member of several international committees and strategic advisory committees. Prior to joining AEterna in September 2000, he operated his own consulting firm specialized in the pharmaceutical domain. As a consultant, in 1999 and 2000, he participated in the development of AEterna strategic planning.

     Dr. Hariton completed a PhD in Neuroscience at the School of Medicine of Marseilles. He also has a Master's Degree in Human Biology and Pharmacology as well as a BSc. in Physiology from the same university. He obtained several degrees in pharmacology, neurophysiology, structural and metabolic biochemistry and other related fields. He is the co-author of numerous scientific articles and has given lectures in specialized forums and conferences throughout the world. Dr. Hariton has several years of experience in the pharmaceutical industry. Prior to joining AEterna in February 1999 as Vice President, regulatory affairs, Dr. Hariton had been director of clinical development and regulatory affairs at Novartis Pharma in Basel, Switzerland in 1997 and 1998. Dr. Hariton was appointed Vice President and Chief Medical Officer of the Company in April 2002.

     During the past five years, Dr. Laurin has been in the employment of Merrill Lynch Canada in several executive capacities, including that of Vice Chairman of the Board and President, Quebec.

     For the last five years, Mr. MacDonald has acted as President and Chief Executive Officer of MacD Consult Inc., a consulting firm in finance and international marketing.

     Mr. Normand Tremblay holds a graduate degree in Project Management at Universite du Quebec a Trois-Rivieres, and has a vast experience as a special project consultant in fields such as construction and fisheries. He acted on behalf of the Canadian Government as a consultant for Fisheries and Oceans Canada. He was also an advisor for the Professional Fishery Association of Quebec and for the Canadian Council of Professional Fish Harvesters. He joined AEterna in 1996 as Special Project Manager and then as the Assistant to the Chief Executive Officer. He was appointed Vice President, External Affairs in 2000.

     Mr. Turpin became a chartered accountant in 1987. From 1985 to 1996, he was employed by Coopers & Lybrand, Chartered Accountants, where he was manager of the Tax Department. He participated in several reorganizations as tax consultant and developed high-level expertise for businesses working in the area of high technology. He directed a specialized team for the obtainment of financing, grants and investment tax credits for scientific research and experimental development. He joined AEterna in 1996 as Director of Finance and was promoted Vice President, Finance and Chief Financial Officer in 1999.

     Mr. Claude Vadboncoeur was Vice President of Legal Affairs and Secretary of Donohue Inc., a world leader in the forest industry, from 1988 to 1996. He was then an independent consultant until he joined the Company. During his years in the forest industry, Mr. Vadboncoeur participated in several mergers, acquisitions and corporate reorganizations. He brings to the Company a broad experience in commercial and business law as well as in the functioning of public corporations. He joined AEterna in 1998 as Director, Legal Affairs and was appointed Vice President, Legal Affairs and Corporate Secretary in 1999.

     The directors and executive officers of AEterna, as a group, beneficially own or control, directly or indirectly, 99.9% of the Multiple Voting Shares and 1% of the Subordinate Voting Shares of AEterna. The directors and executive officers of AEterna do not beneficially own any of the voting securities of Atrium or Unipex.

ITEM 9.    ADDITIONAL INFORMATION

9.1  ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration and indebtedness, major security holders of the Company, options to purchase securities and interests of insiders interested in material transactions, is contained in AEterna's Management Proxy Circular dated April 24, 2002.

     Other additional financial information is provided in the Company's consolidated financial statements for the fiscal year ended December 31, 2001.

     When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Company's securities, the Company will provide the following documents to any person or company requesting them to the Vice President, Legal Affairs and Corporate Secretary:

1. a copy of this Annual Information Form, together with a copy of any document or the pertinent pages of any documents incorporated by reference in this Annual Information Form;

2. a copy of the comparative consolidated financial statements of the Company incorporated in the annual report of the year ended December 31, 2001, together with the accompanying auditors' report and copies of any subsequent quarterly financial statements and a copy of the most recent quarterly financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

3.   a copy of the information circular of the Company dated April 24, 2002;

4. a copy of any other document that is incorporated by reference into the preliminary short form prospectus or the final short form prospectus and is not required to be provided under clauses 1, 2 or 3.

     At any other time, one copy of any documents referred to in clauses 1, 2 and 3 shall be provided by the Company which may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

ALL REQUESTS FOR THE ABOVE-MENTIONED DOCUMENTS MUST BE ADDRESSED TO THE
VICE PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY OF AETERNA LABORATORIES INC. 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC CITY, QUEBEC, CANADA G1P 4P5, OR BY FAX AT (418) 652-0881.

                                                                      EXHIBIT 3

                         AETERNA ANNUAL REPORT 2001
                          A BIOTECHNOLOGY COMPANY

10 YEARS CONTINUING OUR ASCENT


                          [AETERNA LABORATORIES LOGO]
                            AETERNA LABORATORIES INC.
                 1405, PARC-TECHNOLOGIQUE BLVD, QUEBEC, QUEBEC
                                 CANADA G1P 4P5
                                www.aeterna.com

Printed in Canada

[10] DECEMBER 2001 / AEterna completes recruitment of all 280 patients for its Phase III clinical trial in kidney cancer.
       JULY 2001 / Atrium acquires Unipex of France, which specializes in the distribution of raw material and value-added products in cosmetics, nutrition, fine chemicals and pharmaceuticals on the European market.

[9] MARCH 2001 / Results of a Phase II clinical trial in kidney cancer show a significant increase in survival time, in refractory patients treated with a high dose of Neovastat (240ml/day) compared to those treated with a low dose of Neovastat (60 ml/day).

[8] FEBRUARY 2001 / AEterna signs two pharmaceutical partnerships for the commercialization and distribution of Neovastat on the European continent with Grupo Ferrer Internacional S.A. of Spain and Medac GmbH of Germany.

[7] MAY 2000 / AEterna initiates Phase III clinical trials in lung and kidney cancer, the final clinical stage before a new treatment may be approved for commercialization. / The Company's shares begin trading on the Nasdaq
       (AELA).

[6] JANUARY 2000 / AEterna's cosmetics and nutrition division becomes Atrium Biotechnologies Inc. This new entity specializes in the development, marketing and distribution of innovative ingredients in the fields of cosmetics and nutrition.

[5] SEPTEMBER 1999 / Results of a Phase I/II clinical trial in non-small cell lung cancer show a significant increase in survival time in patients treated with Neovastat.

[4] APRIL 1997 / FIRST PATENT ISSUED FOR NEOVASTAT. The patent covers a process for obtaining a liquid extract of shark cartilage having antiangiogenic, direct antitumoral and antimetastatic activities.

[3] DECEMBER 1995 / AEterna becomes a public company, with shares trading on the Toronto Stock Exchange (TSE) under the symbol AEL.

[2] JANUARY 1994 / DISCOVERY OF NEOVASTAT. Through three years of scientific research, Dr. Dupont and his team developed a compound extracted from cartilagenous tissue containing active molecules which appear to inhibit the growth of new blood vessels that feed a cancerous tumor.

[1] SEPTEMBER 1991 / Founding of AEterna Laboratories Inc. Dr. Eric Dupont, his brother Luc and a few colleagues started a company based on a new scientific approach (angiogenesis inhibition) while managing financial risk. AEterna would develop an innovative treatment for cancer while having commercial activities that would finance R&D projects.


AE-941 and AE-941/Neovastat are trademarks of AEterna Laboratories Inc.

On peut obtenir le present rapport en francais sur demande.

                                 [GRAPHIC HERE]

                                                NEOVASTAT: A UNIQUE PRODUCT WITH
                                                   MULTIPLE MECHANISMS OF ACTION

3    An Innovative Approach in Cancer Treatment
4    Financial Facts
5    2001 Milestones
8    Message from the Chairman
     and Chief Executive Officer
10   Corporate Strategy
11   Message from the President
     and Chief Operating Officer
12   AEterna Laboratories Inc.
14   Clinical and Regulatory Affairs
15   Clinical Trial Status
16   Atrium Biotechnologies Inc.
20   2001 Financial Review

                                      AN INNOVATIVE APPROACH IN CANCER TREATMENT

A LEADER IN THE DEVELOPMENT OF AN
        ANGIOGENESIS-INHIBITING THERAPY

A decade ago, research into angiogenesis-inhibiting compounds was still in a relative state of infancy. The principle itself was not new--as far back as the early 70's, there was speculation that human cancer tumors could not grow beyond a few millimetres in diameter without obtaining their own blood supply. But opinion was still divided in the scientific community.

Angiogenesis itself is a natural and necessary physiological function, which refers to the process by which new blood vessels form and develop. In its pathological form, however, angiogenesis is also implicated in the progression of more than twenty different diseases, including cancer.

In order to grow, solid tumors need to be supplied by blood vessels that act as conduits for oxygen and nutrients. Once a vascular network has been generated around a tumor, cancerous cells can then invade the rest of the body, a process called metastasis. Angiogenesis inhibitors block the formation of new blood vessels, without which cancerous cells are starved and tumors cannot grow.

In recent years, the therapeutic potential of angiogenesis inhibitors has gained wide acceptance. Indeed, the scientific community now believes that over 90% of all cancer cases are angiogenesis-dependent. The industry spends nearly
$4 billion annually in angio-genic research, and more than one hundred research organizations and companies are currently developing angiogenesis-blocking drugs.

AEterna is at the forefront of this effort. In fact, it is one of the very few biotechnology companies in the world with an angiogenesis-blocker in Phase III clinical development. Its proprietary compound, Neovastat, is currently the subject of Phase III trials in lung and kidney cancer and a Phase II trial in multiple myeloma, a form of blood cancer.

Neovastat possesses multiple mechanisms of action that counteract the angiogenic process. Among competing products, this makes it unique. It has also shown an excellent safety profile in clinical trials. A further advantage of Neovastat is that it is orally-administered, which makes it convenient for patients who must receive treatment on a long-term basis and may be taken in association with standard therapies such as chemotherapy and radiotherapy.

Angiogenesis blockers are not a cure for cancer. They are a form of treatment--in the same way that insulin is a treatment for diabetes--that should allow patients to lead a more normal life, without suffering from the often debilitating side-effects that some treatments can produce.

AEterna's clinical trials strategy has targeted forms of cancer for which there is an urgent need for new therapies. Since 1996, Neovastat has been tested in over 850 patients in North American and European countries. To date, it has maintained an excellent safety profile. Moreover, in Phase I/II trials in non-small cell lung cancer and metastatic renal cell carcinoma, a substantial increase in median survival time was observed in patients who received high doses of Neovastat. These patients had either failed to respond to standard therapies or had no other available therapy at the time. Results of the Phase I/II trial in metastatic renal cell carcinoma are currently in press and will be published shortly in the peer review ANNALS OF ONCOLOGY.

Finally, AEterna has secured partnership agreements with two European pharmaceutical firms and is in the process of negotiating similar alliances with other pharmaceutical companies committed to prioritizing Neovastat in their oncology portfolios. Should it be approved, these agreements will ensure Neovastat's wide distribution.

Bringing an innovative therapeutic product from its research and development stages through to the final clinical testing phases is a costly and time-consuming process. Until now, AEterna has successfully ushered Neovastat through all of these steps. As a result, it has the potential to be among the very first biotechnology companies in the world to introduce an angiogenesis-inhibiting drug to the healthcare marketplace.

FINANCIAL FACTS

[PICTURE HERE]

R&D EXPENSES / AEterna has constantly increased its investments in R&D in order to maximize Neovastat's chances of becoming one of the first angiogenesis inhibitors to hit the market. From $12.2 million in 1999, R&D expenditures reached $29.2 million in 2001, reflecting AEterna's commitment to its Phase III trials in lung and kidney cancer and to its Phase II trial in multiple myeloma. The Company expects to increase its R&D investments to pursue patient recruitment for the lung cancer trial and to complete the two other clinical trials.

LIQUIDITY / The Company's liquidity consists of cash, cash equivalents and short-term investments. As of December 31, 2001, our liquidity totalled $54.1 million compared to $68.7 million on December 31, 2000. When considering the Company's expected burn rate, AEterna has the financial resources to complete its clinical trials in kidney cancer and multiple myeloma in early 2003, as scheduled.

R&D
(MILLIONS OF DOLLARS)

1999     12.2
2000     22.6
2001     29.2


LIQUIDITY
(MILLIONS OF DOLLARS)

1999     38.7
2000     68.7
2001     54.1

                                                                 2001 MILESTONES

FEBRUARY AEterna signs its first two strategic alliances in Europe with the pharmaceutical companies Grupo Ferrer of Spain and Medac of Germany. These alliances ensure Neovastat will be marketed and distributed on the European continent--which represents nearly 30% of the world market--on a priority basis. In addition, the deal is expected to bring AEterna more than $35 million in milestone payments alone.

MARCH At the annual meeting of the American Association for Cancer Research in New Orleans (AACR), AEterna presents results of a Phase I/II study on metastatic kidney cancer showing a significant increase in survival time of refractory patients who received an optimal dose of Neovastat (240 mL per day) compared to patients who had been administered a low dose (60 mL per day).

             At the same meeting, AEterna also discloses results of an experimental study revealing a third mechanism of action for Neovastat--specifically, its capability of bringing about the death of endothelial cells (apoptosis). Neovastat was already known for its antiangiogenic activity at the VEGF and MMP levels.

JULY AEterna's subsidiary, Atrium Biotechnologies Inc., acquires 70% of Unipex of France in a $21 million transaction. A privately-held company, Unipex provides value-added services related to product development, importation and distribution of specialty chemicals and active ingredients in the pharmaceutical, fine chemical, cosmetics and nutrition sectors.

             In part as a result of this acquisition, Atrium's sales increase by 495% in 2001.

SEPTEMBER    AEterna successfully completes a public offering of 1.95 million subordinate voting shares for total gross proceeds of $15.7 million.

DECEMBER AEterna completes recruitment of all 280 patients for its Phase III clinical trial in kidney cancer.

APRIL 2002   Dr. Eric Dupont, Chairman and Chief Executive Officer
             of AEterna Laboratories Inc. announces that Mr. Gilles Gagnon, Vice
             President and Chief Operating Officer, is appointed President of the Company. In addition to assuming his new functions, Mr. Gagnon will continue as Chief Operating Officer, and will also sit on AEterna's Board of Directors. In addition, Dr. Claude Hariton is appointed Vice President and Chief Medical Officer (C.M.O.).

             AEterna announces the conclusion of a $57 million private financing by SGF Sante, the Solidarity Fund (QFL) and Acqua Wellington for acquisition projects, further development of Neovastat and AEterna's working capital.

MARKET CAPITALIZATION
$312 MILLION

The success of a biotech company depends not only upon the quality of its scientific research and development programs, but also upon the soundness of its business practices. Throughout its history, AEterna has succeeded in combining innovative science with responsible fiscal management. As of December 31, 2001, the Company had a market capitalization of $312 million. During the year, AEterna also saw its total assets increase to $134.4 million.

Angiogenesis plays a crucial role in the development of cancer. Indeed, the scientific community currently believes that over 90% of all cancer cases are angiogenesis-dependent. As a result, successful angiogenesis-blocking treatments have extraordinary potential. According to a market research report conducted by Biophoenix for London's Financial Times Business Ltd., the global market for angiogenesis inhibitors in cancer indications should grow to over $3 billion by the year 2005.

$3 BILLION
ANGIOGENESIS INHIBITORS
POTENTIAL MARKET BY 2005

MESSAGE FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

When AEterna Laboratories was founded in 1991, none of us expected that we would be able to come as far as we have in such a brief period. In ten short years, AEterna has established itself as a leading biopharmaceutical company specializing in the clinical development of angiogenesis-inhibiting therapies.

A number of milestone events have characterized AEterna's story, marking both our scientific achievements and our evolution as a corporate entity. Most of these events have been closely tied to the mission that has directed our energies from the beginning: to seek out and develop groundbreaking biopharmaceutical therapies for debilitating diseases, with cancer therapies as our main focus.

A decade ago, six companies were involved in angiogenesis-inhibiting research; today there are more than one hundred. Our unwavering commitment to the investigation of antiangiogenesis therapies has made AEterna one of the three leading candidates in the race to introduce this new cancer treatment to the healthcare marketplace worldwide.

Our lead product, Neovastat, is currently the subject of two Phase III clinical trials in metastatic renal cell carcinoma and in non-small cell lung cancer as well as a Phase II trial in multiple myeloma. In March 2001, results of a Phase II trial in kidney cancer were very encouraging, as they showed a significant increase in survival time in refractory patients treated with a high dose of Neovastat. Following this success, in December 2001 we concluded patient recruitment for our international Phase III trial in kidney cancer. Results of this trial are expected early in 2003.

The progress we've made since our inception owes a good deal to the diligent efforts we have devoted to maintaining a strong finan-cial position, which is critical to support our ongoing investments in research and development. In 2001, we raised $15.7 million in a public offering, and saw our total assets increase to $134.4 million. Our market capitalization now exceeds $300 million, and we ended the year 2001 with over $57 million in working capital.

The creation of Atrium Biotechnologies Inc. must also be counted as one of AEterna's significant achievements in its first decade. Originally a division of AEterna, Atrium is now a profitable subsidiary that specializes in the development and distribution of innovative ingredients in the fields of cosmetics, nutrition, pharmaceuticals and fine chemicals. With its acquisition of Unipex of France in July 2001, Atrium has become an internationally recognized leader in its field, and its success demonstrates the viability of our business model.

2002 marks the beginning of a new chapter in AEterna's story. With Neovastat in the latter stages of testing and development, we are in an excellent position to focus our attention on an ambitious corporate growth strategy. This strategy features two key initiatives.

The first involves forging alliances with the pharmaceutical industry. This plan is already well underway. In 2001, we signed our first two partnership agreements with European pharmaceutical firms Grupo Ferrer Internacional S.A. of Spain and Medac GmbH of Germany. These alliances include milestone payments totalling $35 million and double digit royalties on total net sales and will help to ensure that, once approved, Neovastat will be marketed and distributed on a priority basis. In the months ahead, we will be negotiating similar agreements with pharmaceutical partners in Asia and the North American Free Trade Agreement (NAFTA) countries. AEterna's second initiative involves the acquisition of promising therapeutic technologies and biotech companies. Our industry is currently undergoing a period of consolidation and we are evaluating several acquisition opportunities. This strategy will see us greatly expand both our product pipeline and our global reach. Moreover, product diversification will allow us to optimize risk management. Our recent $60 million financing provides us with a cash position of $100 million which represents sufficient liquidities to complete our projects over the next three years.

Over the past decade, AEterna has assembled a skilled team with considerable expertise in scientific, technological and management affairs. Indeed, the company has reached a level of maturity where I can now delegate a number of tasks to other management members while I invest all my energy in our acquisition plan. Subsequent to year end, we were pleased to appoint Gilles Gagnon to the position of President and Chief Operating Officer of AEterna. He is a seasoned executive with the experience and expertise needed to ensure smooth functioning of the company's business, while simultaneously continuing to maintain relations with present and future pharmaceutical partners. Under Dr. Claude Hariton's management, our clinical trials have been established on an international level, and our product, Neovastat, has entered the final phase of its clinical development. Now, as our new Vice President and Chief Medical Officer, he will oversee the management of our future clinical projects. At this juncture in our history, we are fully prepared for the next exciting phase of our evolution which is aimed at turning AEterna into a powerhouse in the development of multiple innovative cancer therapies, at the international level.

I would like to express my sincere appreciation to AEterna's directors, employees, scientific advisors, collaborators and shareholders. This committed group of women and men has made immeasurable and enduring contributions to our success.



[SIGNATURE HERE]
DR. ERIC DUPONT, PHD
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
QUEBEC, QUEBEC CANADA
APRIL 16, 2002

CORPORATE STRATEGY

[GRAPHIC HERE]

GROWTH THROUGH ACQUISITIONS / Isolating molecules with new therapeutic potential and taking them through the development process can be an extremely time-consuming and expensive proposition. Indeed, doing so routinely requires an investment of at least ten years and of hundreds of millions of dollars.

Now that its proprietary lead product, Neovastat, has reached the Phase III clinical trial level in lung and kidney cancer, AEterna is leveraging the scientific and management skills it has honed over the past ten years to greatly expand the scope of its operations. In 2002, AEterna is focused on acquiring therapeutic compounds that target various forms of cancer. Over this past year, AEterna has investigated several hundreds of companies around the world that are actively engaged in the research and development of promising treatments. Its short list of acquisition candidates includes biotech operations that have already demonstrated their scientific credibility and have products that have reached the clinical development level.

AEterna is presently engaged in discussions with a few well targeted biotech companies.

Expanding its product pipeline through acquisitions enables AEterna to manage risk wisely. Moreover, this growth strategy will accelerate the Company's transformation into a global presence in the healthcare marketplace.

BRINGING NEW THERAPIES TO THE HEALTHCARE MARKETPLACE / AEterna's alliance strategy is designed with two explicit goals: maximize the commercial opportunities for the therapies it develops, and carefully manage the Company's financial risk.

To achieve these objectives, AEterna seeks out partnerships with pharmaceutical companies from around the world that are key players in their continental markets. This is the reason for the Company's multipartner approach--by pinpointing the best players in local markets, it can ensure that its compounds reach the local healthcare community by the most expedient route. Additionally, these potential partners must be eager to be amongst the leaders in the oncology field. They must be willing to promote Neovastat and other products AEterna develops on a priority basis, and maintain a specialized sales force with a solid track record in successfully introducing new products to the market. Their ability to operate in a context of alliances is also a central consideration. Moreover, AEterna is committed to forging alliances with pharmaceutical companies that have the resources to devote to product development. Blending the complementary strengths of the pharmaceutical and biotechnology operational cultures is paramount.

                          MESSAGE FROM THE PRESIDENT AND CHIEF OPERATING OFFICER

[GRAPHIC HERE]

Today, successful biopharmaceutical companies must possess both R&D capabilities and the management expertise required to bring their discoveries from the lab to the marketplace. Balancing these qualities is somewhat of an art.

AEterna has proven that it has this combination of skills. As a result, we are fully prepared to begin writing a new chapter in our history, and very enthusiastic about the opportunities that our accelerated growth strategy opens up to us.

In 2001, we stepped up our efforts in two areas: forming strategic partnerships with international pharmaceutical companies, and investigating the possibilities that exist for biotech acquisitions.

Partnerships are absolutely essential in today's marketplace. AEterna's specialty is in oncological research, and pharma alliances can assist us immeasurably in the development and commercialization of promising biotech therapies. This past year, we signed agreements with two pharmaceutical companies in Europe. In 2002, we anticipate entering into other such alliances with phar-mas in Asia and the North American Free Trade Agreement (NAFTA) countries. Once these alliances are concluded, and upon regulatory agencies' approval, Neovastat will be ensured comprehensive market penetration throughout the world. This would represent a constant stream of substantial revenues generated by product sales.

Similarly, acquiring promising new therapies is the most efficient way for us to expand our product pipeline while reducing our exposure to risk. Therefore one of our main objectives in 2002 is to sign one such acquisition agreement.

On a personal note, I would like to take this opportunity to express my enthusiasm at joining AEterna's Board of Directors and assuming the position of President of the Company. This is a very exciting moment in our history, and I am proud to be able to contribute to our development. Along with my colleagues we will, therefore, make sure that all efforts will be geared towards achieving our goals.



[SIGNATURE HERE]
GILLES GAGNON, MSC, MBA
PRESIDENT AND CHIEF OPERATING OFFICER

AETERNA LABORATORIES INC.

[PICTURE HERE]

REAL MARMEN                                NORMAND TREMBLAY
PROJECT MANAGER, GOVERNMENTAL AFFAIRS      VICE PRESIDENT, EXTERNAL AFFAIRS

MICHEL GUAY                                ME CLAUDE VADBONCOEUR
SENIOR DIRECTOR, HUMAN RESOURCES           VICE PRESIDENT, LEGAL AFFAIRS
                                           AND CORPORATE SECRETARY
GILLES CHAUMILLON, PHD
ASSOCIATE DIRECTOR, MARINE BIOLOGY         PAUL BURROUGHS
                                           DIRECTOR, COMMUNICATIONS

                                           DANIEL P. BERNIER
                                           SPECIAL PROJECT MANAGER

[PICTURE HERE]

ROGER LACHANCE                          MICHEL COUSINEAU, MBA
DIRECTOR, ENGINEERING AND VALIDATION    DIRECTOR, BUSINESS DEVELOPMENT

SYLVIE NARBONNE                         PATRICK POYET, PHD
DIRECTOR, QUALITY ASSURANCE             DIRECTOR, INTELLECTUAL PROPERTY
                                        AND SCIENTIFIC WRITING
CLAUDE CARDINAL, LPHARM
SENIOR DIRECTOR,                        CHANTAL GRAVEL, MSC, MBA
OPERATIONS/MANUFACTURING                ASSOCIATE, MARKETING RESEARCH

PIERRE FALARDEAU, PHD                   VIOLETTA DIMITRIADOU, PHD
VICE PRESIDENT, SCIENTIFIC AFFAIRS      DIRECTOR, PRECLINICAL RESEARCH

CLINICAL AND REGULATORY AFFAIRS

[PICTURE HERE]

LAURENT HARVEY, MSC                        YVES LACHANCE, PHD                   DANIEL CROTEAU, MSC
SENIOR DIRECTOR, CLINICAL OPERATIONS       DIRECTOR, REGULATORY AFFAIRS         DIRECTOR, CLINICAL REGULATORY AFFAIRS

CLAUDE HARITON, PHD                        STEVE BROTHERTON, MSC                LIGIA STERN, PHD
VICE PRESIDENT, CHIEF MEDICAL OFFICER      PROJECT LEADER, CLINICAL RESEARCH    DIRECTOR, GLOBAL PROJECT MANAGEMENT

PIERRE CHAMPAGNE, MD
SENIOR MEDICAL DIRECTOR


CLINICAL TRIAL STATUS

                    PHASE I                PHASE II                   PHASE III

ONCOLOGY

          KIDNEY --------------------------------------------------------------
            LUNG --------------------------------------------------------
MULTIPLE MYELOMA--------------------------------


PHASE III CLINICAL TRIAL STATUS

AEterna's clinical trials strategy specifically targets several forms of cancer for which there is an urgent need for new therapies. This serves to both minimize the Company's risk, and to maximize its potential to bring its lead product, Neovastat, to the healthcare marketplace.

Neovastat is currently the subject of two Phase III clinical trials, the last step before health authorities can approve a new therapy for commercialization.

METASTATIC RENAL CELL CARCINOMA

o    Phase III trial
o    280 patients (enrollment completed in December 2001)
o    Conducted at 50 sites in Canada, the United States and Europe
o    Trial should be completed early in 2003


NON-SMALL CELL LUNG CANCER

o    Phase III trial sponsored by the U.S. National Cancer Institute
o    760 patients
o    Conducted at 70 sites in Canada and the United States
o    Trial should be completed in 2005

ATRIUM BIOTECHNOLOGIES INC.



                                                    WHERE SCIENCE MEETS BUSINESS

Since its beginnings, Atrium Biotechnologies has focused on developing and marketing bioactive ingredients that support the body's natural defence systems and functions. It began its life as the profitable cosmetics and nutrition division of AEterna Laboratories, and was established in January 2000 as a separate subsidiary, in which AEterna holds a 64% share.

As its name implies, Atrium has been conceived as a meeting place. Its experienced team of researchers and international trade experts works closely with customers and commercial partners to develop innovative and cost-effective biotechnological solutions that address the needs of health and personal care markets around the world.

Today, Atrium is the leading Canadian company specializing in the development and marketing of innovating ingredients in the field of cosmetics, nutritional, pharmaceutical and fine chemical industries. It markets more than 600 products and maintains a distribution network in over 20 countries throughout the Americas, Asia and Europe. Its client list includes such major multinationals as Estee Lauder, L'Oreal, Kanebo, Aventis, Sanofi Synthelabo and Nestle.


REACHING NEW LEVELS OF SUCCESS / In 2001, Atrium enjoyed the most successful year in its history. The Company realized sales of $44 million, a sharp increase over the $8.4 million reached in 2000. These sales were distributed throughout Europe, Asia and the Americas.

Atrium enjoyed strong organic growth in 2001, in part by boosting its market penetration in Asia and by introducing nearly a dozen new products to its pipeline. Its continuing profitability has also come as a result of its skill in establishing partnerships with multinational companies to research, develop and market a variety of value-added products. A central feature of its corporate strategy, Atrium has entered into over many partnerships internationally.

As another facet of its corporate growth strategy, Atrium also seeks out companies for acquisition. In 2001, Atrium completed a landmark transaction, acquiring a 70% share of Unipex of France. Unipex provides value-added services related to product development, importation and distribution of specialty chemicals and active ingredients in the pharmaceutical, fine chemical, cosmetics and nutrition sectors.

With this acquisition, Atrium reached a turning point in its history, achieving the critical mass that positions the Company as a major player on the international stage. The transaction has also significantly broadened Atrium's market penetration in Europe, where most of the leading cosmetics companies are based. Moreover, the Unipex acquisition has allowed Atrium to greatly strengthen its relationships with multinational clients including Pierre Fabre, Aventis, L'Oreal, Nestle and Danone.

Another key component of Atrium's success is the depth of expertise possessed by its management team. In 2001, the Company further strengthened this team with two new executive appointments. Dr. Serge Yelle, former General Manager of Fonds d'investissement bioalimentaire, was named Vice President, Business Development; and Rene Augstburger, who previously served as Vice President and General Manager of Heel GmbH in the United States, was taken on as Vice President, Sales and Marketing.

                                                     ATRIUM BIOTECHNOLOGIES INC.

OUTLOOK / In 2002, Atrium remains committed to its corporate development plan, and will continue to establish new partnerships with research and distribution companies around the world. It will also pursue additional company acquisition opportunities, and focus on in-house licensing of emerging technologies in its areas of specialization. Additionally, Atrium will be examining a number of financing strategies in the months ahead.

In this period of industry consolidation, the global markets in which Atrium is involved hold out enormous potential. Given its strong performance and international stature, Atrium is in an excellent position to make the most of these opportunities.

UNIPEX: 4 FIELDS OF ACTIVITY

Unipex provides value-added services related to product development, importation and distribution of specialty chemicals and active ingredients in the pharmaceutical, fine chemical, cosmetics and nutrition sectors.

[GRAPHIC HERE]

FINE CHEMICAL             PHARMACEUTICAL


                 UNIPEX


NUTRITION                 COSMETICS

ATRIUM'S VALUE-ADDED NETWORK


[GRAPHIC HERE]

                       Biotech & Pharmaceutical companies
                           Technology based companies



                           IN-LICENSING / ACQUISITION




                                     ATRIUM



                      INNOVATION / HIGH QUALITY PRODUCTS /
                                CONSISTENT SUPPLY

                             Vast Customer Network:
                                  ESTEE LAUDER
                                     L'OREAL
                                    NOVARTIS
                                      LVMH
                                     NESTLE
                                     DANONE
                                    AVENTIS

                                                     ATRIUM BIOTECHNOLOGIES INC.

POWER IN PARTNERSHIPS

Atrium is a leading Canadian company specializing in the development and marketing of innovative ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals. The ingredients marketed by Atrium have exclusive characteristics that give a commercial advantage to clients who incorporate them in their end products. Certain products are developed through Atrium's internal research. Others are obtained through acquisition of companies which develop and/or market innovative products or which result from in-licensing programs of new technologies.

Simply stated, Atrium's corporate objective is to offer its clients a single wicket where they will be able to find specialty ingredients, and primary active ingredients developed at its own research and production laboratories or supplied by a number of companies, carefully selected for the quality and dependability of their products. Atrium is positioned as a privileged partner of these multinational companies whose success has been built on innovation and quality.

ATRIUM AT A GLANCE

F O U N D E D                         SENIOR OFFICERS                    LUC DUPOND
JANUARY 2000                          LUC DUPONT                         LAC-BEAUPORT, QUEBEC
                                      VICE CHAIRMAN OF THE BOARD         VICE CHAIRMAN AND CHIEF
2001 HIGHLIGHTS                       AND CEO                            EXECUTIVE OFFICER
                                                                         ATRIUM BIOTECHNOLOGIES INC.
O  ACQUISITION OF UNIPEX, A SUC-      RICHARD BORDELEAU
   CESSFUL PRIVATE FRENCH COMPANY     PRESIDENT                          PIERRE LAURIN, PHD, OC
   THAT SPECIALIZES IN VALUE-                                            ILE-DES-SOEURS
   ADDED DISTRIBUTION OF RAW          JOCELYN HARVEY, CA                 VERDUN, QUEBEC
   MATERIALS FOR THE FINE CHEMI-      VICE PRESIDENT, FINANCE            EXECUTIVE IN RESIDENCE
   CALS, NUTRITION, COSMETICS AND                                        ECOLE DES HAUTES ETUDES
   PHARMACEUTICAL INDUSTRIES.         ME MANON DESLAURIERS                 COMMERCIALES
O  INTRODUCTION OF A DOZEN            VICE PRESIDENT, LEGAL AFFAIRS
   NEW NUTRITIONAL PRODUCTS.          AND SECRETARY                      ROBERT MASELLA
O  KEY ADDITIONS TO MANAGE-                                              SAINT-AUGUSTIN-DE-DESMAURES
   MENT TEAM.                         SERGE YELLE, PHD                   QUEBEC
                                      VICE PRESIDENT, BUSINESS           INVESTMENT MANAGER
OWNERSHIP                             DEVELOPMENT                        FONDS D'INVESTISSEMENT
                                                                         BIOALIMENTAIRE
AETERNA LABORATORIES INC.: 64%        RENE AUGSTBURGER
SGF-SOQUIA INC. (A BRANCH OF          VICE PRESIDENT, SALES              STEVE MORIN, CA
THE GENERAL INVESTMENT                AND MARKETING                      SAINTE-JULIE, QUEBEC
CORPORATION OF QUEBEC): 24%                                              DIRECTOR, INVESTMENT AND
FONDS DE SOLIDARITE FTQ: 12%          DIRECTORS                          INTEREST MANAGEMENT
                                                                         SGF SOQUIA INC.
WEBSITE: WWW.ATRIUM-BIO.COM           ALAIN BOUCHARD
E-MAIL: ATRIUM@ATRIUM-BIO.COM         VILLE DE LORRAINE, QUEBEC          DANIEL PAILLE
                                      PRESIDENT AND                      MONTREAL, QUEBEC
                                      CHIEF EXECUTIVE OFFICER            VICE PRESIDENT AND CHIEF
                                      ALIMENTATION COUCHE-TARD INC.      FINANCIAL OFFICER
                                                                         THE CANAM MANAC GROUP INC.
                                      ERIC DUPONT, PHD
                                      SAINTE-PETRONILLE
                                      ILE D'ORLEANS, QUEBEC
                                      CHAIRMAN AND
                                      CHIEF EXECUTIVE OFFICER
                                      AETERNA LABORATORIES INC.


[GRAPHIC HERE]

REVENUES
(MILLIONS OF DOLLARS)

1999       6.4
2000       8.4
2001      44.0

2001 FINANCIAL REVIEW

[PICTURE HERE]

DENNIS TURPIN, CA                              MARTIN LEMAY, CA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER     CONTROLLER

JACQUES RAYMOND, MSC                           MARIO PARADIS, CA
DIRECTOR, INVESTOR RELATIONS                   SENIOR DIRECTOR, FINANCE

21       MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

25       MANAGEMENT REPORT

26       AUDITOR'S REPORT

27       CONSOLIDATED BALANCE SHEETS

28       CONSOLIDATED STATEMENTS OF EARNINGS

29       CONSOLIDATED STATEMENT OF CASH FLOWS

30       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

52       QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)

53       CORPORATE GOVERNANCE

53       CORPORATE INFORMATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                         THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA LABORATORIES INC.'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEARS ENDED ON DECEMBER 31, 2001, 2000 AND 1999. ALL FIGURES ARE IN CANADIAN DOLLARS.

IMPORTANT MILESTONES IN 2001

AETERNA SIGNED TWO STRATEGIC ALLIANCES / On February 15, 2001, AEterna Laboratories Inc. ("AEterna" or "the Company") announced the signature of two agreements for the marketing of Neovastat on the European continent with Grupo Ferrer Internacional, S.A., one of the most important pharmaceutical companies in Spain, whose head office is in Barcelona, and with Medac GmbH, of Hamburg, Germany, the oncology subsidiary of the multinational Schering AG. These agreements call for milestone payments in the amount of approximately
$35 million, double digit royalties on Neovastat total net sales and the partners' financial stake in the registration of Neovastat and in future clinical trials.

RESULTS OF A PHASE I/II CLINICAL STUDY / In March 2001, the Company reported results on patients suffering from metastatic kidney cancer that were refractory to standard treatments. These results showed a statistically significant two-fold increase in median survival time of patients who had received a higher dose of Neovastat. The median survival time of patients treated with a lower dose was 7.1 months, compared to 16.3 months for patients who received the optimal dose. Metastatic kidney cancer strikes nearly 100,000 people each year around the world.

ATRIUM ACQUIRES UNIPEX FINANCE S.A. / In July 2001, Atrium Biotechnologies Inc. ("Atrium" or "the Subsidiary"), a subsidiary of AEterna, announced the acquisition of the French company, Unipex Finance S.A.("Unipex"). This company specializes in value-added services in supporting innovation, importing and distributing raw materials and high-end brand-name additives.

AETERNA SUCCESSFULLY COMPLETED A PUBLIC OFFERING / On September 14, 2001, the Company completed a public offering of 1.957 million subordinate voting shares with gross proceeds of $15.7 million. The proceeds from this public offering will be invested in the further development of Neovastat.

PATIENT RECRUITMENT FOR THE PHASE III CLINICAL TRIAL IN RENAL CELL CARCINOMA IS COMPLETED. / On December 18, 2001, the Company announced that it had successfully completed recruitment of the 280 patients required for the Phase III clinical trial in renal cell carcinoma. Results of that study are anticipated for the beginning of 2003.

OVERVIEW

AEterna operates in three distinct segments. The biopharmaceuti-cal segment is dedicated to the development of new therapeutic approaches for the treatment of several illnesses, including cancer. The cosmetics and nutrition segment is dedicated to the development of active ingredients used in manufacturing and marketing cosmetics and nutritional products. Finally, the third segment is specialized in value-added services in supporting innovation, importing and distributing raw materials and high-end brand-name additives. The activities in these second and third segments are centered around Atrium, in which the Company holds a 64% participation.

AEterna's development program is primarily oriented towards Neovastat , an angiogenesis inhibitor, which is currently the subject of Phase III clinical trials in the treatment of lung cancer and kidney cancer, and of a Phase II clinical trial in the treatment of multiple myeloma. The objective of this orally-administered compound is to inhibit the progression of disorders that are complicated by angiogenesis, by blocking the formation of new blood vessels. We feel that Neovastat is a unique product among angiogenesis inhibitors currently being developed because it acts through distinct multiple mechanisms of action.

At present time, sales are essentially derived from Atrium's cosmetics and nutrition segment, as well as from its distribution segment. Our products are sold to more than 1,600 clients through the efforts of our own sales team and our distribution network. The cost of sales includes mainly the cost of raw materials, salaries, and subcontracting charges related to direct and indirect labour charges, as well as the general manufacturing costs.

Selling and administrative expenses include primarily the salaries of the sales and administrative personnel, travel and marketing expenses, and other charges pertaining to head office operations. Only expenses related to the cosmetics and nutrition segment, as well as those related to distribution, have been included under this heading.

R&D expenses are primarily attributable to Neovastat's development program, and all grants and reimbursable tax credits are posted accordingly in reduction of these expenses.


AETERNA LABORATORIES INC.                                                     21

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

REVENUES / Company revenues are generated from sales in the fields of cosmetics, pharmaceuticals, nutritional products and fine chemicals. Sales reached
$43.8 million in 2001, an increase of $35.4 million in comparison to the preceeding year. This compares with sales of $8.4 million in 2000 and $6.2 million in 1999. This increase can be attributed to Atrium's acquisition of the French company Unipex, whose sales amounted to $32.6 million since July 2, 2001, the date of acquisition. Furthermore, sales in the cosmetics and nutrition segment increased by $3 million, a gain of 36% compared to the year 2000 which, in turn, registered an increase of $2.2 million, or 35% in comparison to 1999. This sustained growth can be attributed to our investment, during the past two years, in the development of our worldwide distribution network, and to the efforts deployed to market new cosmetics and nutritional products.

The distribution pattern of our sales across the world is quite different from last year. Unipex's distribution network has combined with Atrium's network to become a truly international sales force. European sales increased from $2.4 million to $34.8 million, following the acquisition of Unipex whose sales are registered exclusively on the European continent.

OPERATING EXPENSES / THE COST OF SALES reached $30 million in 2001, compared to $1.1 million in 2000 and $1 million in 1999. These expenses are directly proportional to the sales to which they are related, and vary significantly according to the products sold since the arrival of Unipex, which operates in a market where profit margins are relatively lower. For 2002, since distribution operations will be applicable to a full 12-month period, the gross profit margin should be somewhat less than the one recorded for 2001.

SELLING AND ADMINISTRATIVE EXPENSES amounted to $6.5 million in 2001, compared to $2.6 million in 2000 and $2.1 million in 1999. The distribution segment showed an increase of $2.5 million, while the cosmetics and nutrition segment saw an increase of $1.4 million, which is attributed to the growth of the sales team in this segment, to higher marketing and travel expenses, and to the creation of a management team fully dedicated to the Atrium subsidiary. In 2000, an increase of $0.5 million was recorded, for a total of $2.6 million in comparison to 1999. This increase was related to administrative expenses caused by the development of a new corporate structure as a result of the creation of Atrium.

We fully believe that the percentage of selling and administrative expenses, which in 2001 were 14.8%, will be reduced in 2002, first because of our constant efforts to contain our current expenses while increasing our market share and concurrent sales, second because of the fact that Unipex operations will be recorded for 12 months in 2002, thus reducing the percentage of sales and administrative expenses in relation to sales.

RESEARCH AND DEVELOPMENT (R&D) COSTS amounted to $29.2 million in 2001, compared with $22.6 million in 2000 and $12.2 million in 1999. This growth of $6.6 million in R&D investment reflects mainly the two Phase III trials for lung and kidney cancer currently under way, and the Phase II clinical trial for multiple myeloma. Patient recruitment for the kidney cancer trial was completed in December 2001 with more than 280 patients around the world. An amount of more than $28.6 million was applied against the biopharmaceutical segment, in comparison to $22 million in 2000 and $11.8 million in 1999. The Company expects that R&D expenses will increase in the future because of the three clinical trials, more specifically, because of the patient recruitment for the lung cancer trial.

R&D TAX CREDITS AND GRANTS reached $6 million in 2001, compared to $6.7 million in 2000 and $4.9 million in 1999. These contributions were reduced in 2001, as eligible expenses reached their maximum limit during the year for the oncology project of the Technology Partnerships Canada (TPC) program. The contributions received from TPC amounted to $4.3 million in 2001, $5.5 million in 2000 and $4.2 million in 1999. We believe the amount of R&D tax credits and grants will diminish during 2002 since TPC will not make further contributions for expenses related to the oncology project.

INTEREST INCOME was $3.8 million in 2001, compared to $3.6 million in 2000 and $1.3 million in 1999. Short-term investments were stable throughout 2001, in spite of a disbursement of more than $21 million for the acquisition of Unipex in July 2001. The public offering of September 2001, which yielded a net amount of $13.7 million, enabled us to continue to increase our short-term investments, and consequently, our interest income. In 2000, short-term investments increased as a result of a $20 million


22                                                     AETERNA LABORATORIES INC.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

private investment in Atrium and a public offering for a net amount of $16.5 million in AEterna, leading to an increase of $2.3 million in interest revenue in comparison to 1999, when the interest revenue was $1.3 million.

INTEREST EXPENSE is directly related to the existing long-term debt and current operations of Unipex. Interest expense related to the redeemable common shares of capital stock issued by the subsidiary amounts to $0.4 million in 2001 compared to $0.6 million in 2000. In May 2001, the agreement between Atrium's shareholders was modified and these common shares are no longer considered to be redeemable. Interest expense in 2002 will include only the financing charges related to the long-term debt and current operations and should, therefore, be lower in 2002.

AN INCOME TAX RECOVERY in the amount of $4.8 million was recorded in 2001. This amount corresponds to the reversal of the valuation allowance of future tax assets of Atrium in the amount of $5.7 million, less the payable income tax expense of $0.9 million. This refund was fully recorded as it is more likely than not that the subsidiary will realize this future tax asset.

NET LOSS was $3.5 million or $0.11 per share in 2001, compared to net losses of $9.7 million or $0.33 per share in 2000 and $3.9 million or $0.15 per share in 1999. In spite of increased R&D expenses of $6.6 million, the Company reduced its 2001 year-end loss by $6.2 million. The increased net earnings of Atrium and the gain on dilution explain the reduced losses in comparison with 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity consists of cash, cash equivalents and short-term investments. As of December 31, 2001, our liquidity totalled $54.1 million compared to $68.7 million on December 31, 2000. The working capital was $64.9 million on December 31, 2001, compared to $71.2 million in 2000. Moreover, the Company has an available line of credit of $1.5 million for short-term financing. There were no borrowings under this line of credit during the year.

OPERATING ACTIVITIES / The cash flow from operating activities amounted to $15.8 million in 2001 compared to $6.2 million in 2000 and $2.5 million in 1999. This situation is primarily attributable to increased R&D costs in the biopharmaceutical segment and to increases contained in the working capital accounts.

FINANCING ACTIVITIES / The cash flow for 2001, 2000 and 1999 from financing activities were essentially proceeds from AEterna's public offerings, from shares issued in relation to the exercise of the Company's stock option plan, and from shares issued by the subsidiary Atrium in the amount of $20 million in 2000. Of these funds, an amount of $2.6 million was used to reimburse the long-term debt in 2001, whereas in 1999, an increase in long-term debt generated a greater cash flow of $3.5 million.

INVESTING ACTIVITIES / The cash flow generated by investing activities amounted to $4.9 million in 2001. An amount of $13.5 million was used for the Unipex acquisition and an additional amount of $1 million was used to purchase long-term assets. Short-term investments in the amount of $19.3 million were used to finance these acquisitions and to increase the cash and cash equivalent positions in 2001. For the years 2000 and 1999, amounts of $32 million and $10.6 million respectively were used to purchase long-term assets and invested in short-term investments.

OUTLOOK / Having completed the recruitment of 280 patients for the renal cell carcinoma trial in December 2001, we should obtain corresponding results during the first quarter of 2003. Moreover, patient recruitment for the multiple myeloma trial should be completed during the year 2002, and results should be available in early 2003.

Our growth strategy is based on two key elements: pharmaceutical partnerships and acquisitions. First, AEterna expects to sign additional pharmaceutical partnerships for the commercialisation of Neovastat for Asia and the North American Freetrade Agreement (NAFTA) countries. We believe that these agreements will be similar to the ones disclosed in February 2001. Furthermore, for both AEterna and Atrium, growth includes the acquisition of companies and/or technologies that complement our current strengths, thereby diversifying our product portfolio. Finally, we expect internal expansion of Atrium through the distribution, cosmetics and nutrition segments.


AETERNA LABORATORIES INC.                                                     23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS

RISKS ASSOCIATED WITH OPERATIONS / Management has implemented a strategy aimed at reducing risks and uncertainties associated with the Company's operations, including:

o the Company's ability to complete its development program for Neovastat and to market this product successfully;
o the Company's ability to ensure that Neovastat will acquire acceptance from doctors, patients, the medical community and health-care payment organizations;
o the Company's ability to manufacture Neovastat in commercial quantities in accordance with regulatory requirements and at an acceptable cost;
o the Company's ability to adequately protect its intellectual property through the use of patents, commercial secrets, and other measures;
o the Company's ability to forge and maintain strategic alliances to develop and market Neovastat.

CASH FLOW AND FINANCIAL RESOURCES / The Company believes that it will be able to obtain long-term capital, if necessary, to support its corporate objectives, including the clinical development program of Neovastat. However, it is impossible to guarantee the availability of additional financial resources or that these will be available under acceptable conditions.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars and also by the subsidiary Unipex whose operations are in Euros. These risks are partially hedged by purchases and R&D expenditures in US dollars.

Regarding the credit risk associated with cash, cash equivalents and short-term investments, they are held or issued by high-credit quality financial institutions. Therefore, we consider the risk of non-performance on these instruments to be minimal.

KEY PERSONNEL / The Company's success is also dependent upon its ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. Competition is very strong and AEterna's success will depend, to a great extent, on its senior executives, scientific staff and collaborators. The loss of key personnel could compromise the rhythm and success of product development.

ACQUISITION PROGRAM / The Company intends to acquire new technologies and/or corporations to strengthen its product pipeline. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or corporations into its operations.

VOLATILITY OF SHARE PRICES / Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of AEterna, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of Company shares will be protected from any such fluctuations in the future.

SAFE HARBOUR STATEMENT / Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management.



[SIGNATURE HERE]
DENNIS TURPIN, CA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


24                                                     AETERNA LABORATORIES INC.

                                                               MANAGEMENT REPORT


MANAGEMENT REPORT

The following consolidated financial statements of AEterna Laboratories Inc. and all other financial information contained in this annual report are the responsibility of management.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to use different accounting methods, management chose those that it felt were the most appropriate in the circumstances. The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2001, 2000 and 1999, in accordance with Canadian generally accepted accounting principles. The external auditors were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.



[SIGNATURE HERE]
ERIC DUPONT, PHD
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



[SIGNATURE HERE]
DENNIS TURPIN, CA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Quebec, Quebec Canada
February 28, 2002


AETERNA LABORATORIES INC.                                                     25

AUDITORS' REPORT


                                                          TO THE SHAREHOLDERS OF
                                                       AETERNA LABORATORIES INC.


We have audited the consolidated balance sheets of AEterna Laboratories Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.



/s/ PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
January 25, 2002


26                                                     AETERNA LABORATORIES INC.

                                                     CONSOLIDATED BALANCE SHEETS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

                                                                   December 31,
---------------------------------------------------------------------------------------------
                                                             2001                    2000
                                                               $                       $
                                                                                  (restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  11,993,502               7,260,582
Short-term investments                                     42,070,976              61,388,205
Accounts receivable (NOTES 4 AND 5)                        23,361,630               4,842,845
Income taxes recoverable                                      154,684                       -
Research and development tax credits recoverable            1,295,000               1,092,000
Inventory (NOTES 4 AND 6)                                   8,303,697               2,484,139
Prepaid expenses                                            1,161,587                 588,442
---------------------------------------------------------------------------------------------
                                                           88,341,076              77,656,213
PROPERTY, PLANT AND EQUIPMENT (NOTES 7 AND 13)             15,403,984              14,928,146
INTANGIBLE ASSETS AND GOODWILL (NOTES 8 AND 13)            24,252,487               7,347,884
FUTURE INCOME TAX ASSETS (NOTE 14)                          6,354,170                 650,000
---------------------------------------------------------------------------------------------
                                                          134,351,717             100,582,243
=============================================================================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (NOTE 9)          23,429,717               5,860,960
Income taxes                                                        -                 650,000
Current portion of long-term debt                           3,447,688                 313,953
---------------------------------------------------------------------------------------------
                                                           26,877,405               6,824,913
LONG-TERM DEBT (NOTE 10)                                   10,400,969               4,753,500
EMPLOYEE FUTURE BENEFITS                                      115,952                       -
REDEEMABLE COMMON SHARES OF THE SUBSIDIARY (NOTE 11)                -              24,609,547
NON-CONTROLLING INTEREST                                   18,338,602                       -
---------------------------------------------------------------------------------------------
                                                           55,732,928              36,187,960
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 12)                                    97,513,214              80,008,032
DEFICIT (NOTE 2)                                          (19,082,451)            (15,613,749)
CUMULATIVE TRANSLATION ADJUSTMENT                             188,026                       -
---------------------------------------------------------------------------------------------
                                                           78,618,789              64,394,283
---------------------------------------------------------------------------------------------
                                                          134,351,717             100,582,243
=============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



Approved by the Board of Directors


[SIGNATURE HERE]                         [SIGNATURE HERE]
Eric Dupont, PhD                         Pierre Laurin, PhD
DIRECTOR                                 DIRECTOR


AETERNA LABORATORIES INC.                                                     27

CONSOLIDATED STATEMENTS OF EARNINGS
(EXPRESSED IN CANADIAN DOLLARS)

                                                                          Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                                                     2001               2000              1999
                                                                       $                  $                 $
                                                                                    (restated)
REVENUES                                                          43,777,183          8,405,429         6,157,826
-----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                     29,950,218          1,123,614         1,022,172
Selling and administrative                                         6,497,854          2,575,088         2,050,776
Research and development costs                                    29,222,383         22,637,497        12,172,165
Research and development tax credits and grants (NOTE 13)         (5,988,757)        (6,716,922)       (4,910,532)
Depreciation and amortization
  Property, plant and equipment                                    1,353,087          1,230,977           886,507
  Intangible assets and goodwill                                     496,759            222,595           140,659
-----------------------------------------------------------------------------------------------------------------
                                                                  61,531,544         21,072,849        11,361,747
-----------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                   (17,754,361)       (12,667,420)       (5,203,921)
-----------------------------------------------------------------------------------------------------------------
INTEREST INCOME                                                    3,762,691          3,615,008         1,264,090
-----------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
On redeemable common shares of the subsidiary                       (436,833)          (605,381)                -
On long-term debt                                                   (274,258)                 -                 -
Other                                                               (141,676)                 -                 -
-----------------------------------------------------------------------------------------------------------------
                                                                    (852,767)          (605,381)                -
-----------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                         (14,844,437)        (9,657,793)       (3,939,831)
INCOME TAX RECOVERY (NOTE 14)                                      4,751,838                  -                 -
-----------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                  (10,092,599)        (9,657,793)       (3,939,831)
GAIN ON DILUTION (NOTE 11)                                        10,223,567                  -                 -
NON-CONTROLLING INTEREST                                          (3,599,670)                 -                 -
-----------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                             (3,468,702)        (9,657,793)       (3,939,831)
-----------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE (NOTE 2)                          (0.11)             (0.33)            (0.15)
-----------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                     30,968,710         29,502,301        25,705,791
-----------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF DEFICIT (EXPRESSED IN CANADIAN DOLLARS)

                                                                   Years Ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                             2001                2000               1999
                                                               $                   $                  $
                                                                              (restated)
BALANCE - BEGINNING OF YEAR                               15,613,749           5,955,956          2,016,125
Net loss for the year                                      3,468,702           9,657,793          3,939,831
-----------------------------------------------------------------------------------------------------------
BALANCE - END OF YEAR                                     19,082,451          15,613,749          5,955,956
===========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


28                                                     AETERNA LABORATORIES INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

                                                                              Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                       2001                2000               1999
                                                                         $                   $                  $
                                                                                       (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                               (3,468,702)         (9,657,793)        (3,939,831)
Items not affecting cash and cash equivalents
  Depreciation and amortization                                      1,849,846           1,453,572          1,027,166
  Future income taxes                                               (5,674,000)           (650,000)                 -
  Interest expense                                                     436,833             605,381                  -
  Gain on dilution                                                 (10,223,567)                  -                  -
  Non-controlling interest                                           3,599,670                   -                  -
Change in non-cash operating working capital items
  Accounts receivable                                                 (676,189)           (916,048)          (248,897)
  Income taxes recoverable                                            (154,684)                  -                  -
  Research and development tax credits recoverable                    (203,000)           (437,000)           445,130
  Inventory                                                           (904,028)           (433,517)           250,894
  Prepaid expenses                                                    (496,829)           (313,981)          (148,369)
  Accounts payable and accrued liabilities                             430,704           3,535,644             89,630
  Income taxes                                                        (322,921)            650,000                  -
---------------------------------------------------------------------------------------------------------------------
                                                                   (15,806,867)         (6,163,742)        (2,524,277)
=====================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in long-term debt                                                   -              95,186          3,483,990
Repayment of long-term debt                                         (2,619,443)            (62,797)                 -
Issuance of shares                                                  19,459,051          21,526,934         15,485,769
Share issue expenses                                                (1,953,869)         (1,871,808)        (1,296,756)
Redeemable common shares of the subsidiary (note 11)                         -          20,000,000                  -
Deferred interest expense paid in cash                                       -            (333,718)                 -
---------------------------------------------------------------------------------------------------------------------
                                                                    14,885,739          39,353,797         17,673,003
=====================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Change in short-term investments                                    19,317,229         (28,732,356)        (2,402,802)
Business acquisitions, net of cash acquired                        (13,474,739)         (2,054,685)                 -
Purchase of property, plant and equipment                             (609,888)           (994,448)        (8,025,026)
Additions to intangible assets and goodwill                           (344,366)           (173,717)          (214,118)
---------------------------------------------------------------------------------------------------------------------
                                                                     4,888,236         (31,955,206)       (10,641,946)
---------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                3,967,108           1,234,849          4,506,780
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS           765,812                   -                  -
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                        7,260,582           6,025,733          1,518,953
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                             11,993,502           7,260,582          6,025,733
=====================================================================================================================
ADDITIONAL INFORMATION
Interest paid                                                          477,701                   -                  -
Income taxes paid                                                    1,462,455                   -                  -
---------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


AETERNA LABORATORIES INC.                                                     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

1. INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated under the Canada Business Corporations Act, is organized under three operating segments. The biopharmaceutical segment focuses on the development of novel therapeutic approaches for diseases characterized by unmet medical needs. The cosmetics and nutrition segment focuses on the development, manufacturing and marketing of cosmetic, nutritional and nutraceutical products. The distribution segment specializes in the sale of high-end value-added products and active ingredients distribution in the sectors of cosmetics, nutrition, pharmaceuticals and fine chemicals. The company's customers are primarily located in Canada, the United States, Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION / These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 17. The significant accounting policies, which have been consistently applied, are summarized as follows:

BASIS OF CONSOLIDATION / These consolidated financial statements include the accounts of the company and those of its subsidiary, Atrium Biotechnologies inc. ("Atrium") owned at 63.6%.

RESTATEMENTS / The company restated its financial statements in 2000 to reflect a change in the method of accounting for the issuance of redeemable common shares by its subsidiary, Atrium, to its minority shareholders. The financial statements were restated to eliminate the recognition of minority interest and the previously recognized dilution gain recorded on the issuance of the subsidiary's redeemable common shares. The redeemable common shares of the subsidiary were classified as a liability in accordance with the content of the shareholders' agreement (note 11) and the definition of a financial liability. In 2001, as a result of the amendments to the shareholders' agreement, the company reclassified these common shares from a liability to equity. Accordingly, in the current year, the company recognized a gain on dilution and a minority interest in Atrium.

ACCOUNTING ESTIMATES / The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, the useful lives of property, plant and equipment, intangible assets and goodwill and certain accrued liabilities. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION / Atrium Biotech USA inc., a subsidiary of Atrium, is considered to be an integrated foreign operation. As a result, the foreign subsidiary's accounts are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate for the year. Gains and losses resulting from translation are reflected in the statement of earnings.

Unipex Finance S.A., a subsidiary of Atrium, is considered to be a self-sustaining foreign operation. As a result, the foreign subsidiary's financial statements, whose functional currency is other than the Canadian dollar, are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Gains and losses resulting from translation are deferred in the "Cumulative translation adjustment" account under "Shareholders' Equity".

Foreign currency transactions

Transactions denominated in foreign currencies are translated into Canadian dollars as follows: Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.


30                                                     AETERNA LABORATORIES INC.

CASH AND CASH EQUIVALENTS / Cash and cash equivalents consist of cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

SHORT-TERM INVESTMENTS / Short-term investments, which are valued at the lower of amortized cost and market value, are mainly composed of bonds which do not meet the company's definition of highly liquid short-term investments.

INVENTORY / Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis for raw materials and absorption costing for finished goods. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION / Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods and annual rates:

                           METHODS             ANNUAL RATES
                                                     %
Building                   Straight-line             5
Equipment                  Declining balance        20
Office furniture           Declining balance        20
Computer equipment         Straight-line        33 1/3
Automotive equipment       Straight-line            20

The carrying value of property, plant and equipment is evaluated whenever significant events occur which may indicate a permanent impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

INTANGIBLE ASSETS AND GOODWILL / Intangible assets consist of patents, trademarks and organization costs. Patents and trademarks represent costs, including professional fees, incurred for the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives of ten years for patents and trademarks and five years for organization costs.

Goodwill, which represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, is amortized on a straight-line basis over estimated useful lives of fifteen and twenty years.

Intangible assets and goodwill are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the assets is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment in value of the unamortized portion. As at December 31, 2001, there were no events or circumstances indicating that the carrying value may not be recoverable.

EMPLOYEE FUTURE BENEFITS / A company's subsidiary maintains a defined benefit plan for its employees. The costs of these employee future benefits are accrued over the periods in which the employee earns the benefits. These costs are actuarially determined using the projected benefit method prorated on services and management's best estimate of salary escalation, retirement ages of employees and employee turnover, and health care costs.

REVENUE RECOGNITION / Revenue from sales of products is recognized, net of estimated sales allowances and rebates, when title passes to customer, which is at the time goods are shipped.

INCOME TAXES / The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled.


AETERNA LABORATORIES INC.                                                     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

RESEARCH AND DEVELOPMENT TAX CREDITS AND GRANTS / The company is entitled to scientific research and experimental development ("SR&ED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset against Federal income taxes otherwise payable. Refundable provincial SR&ED tax credits are generally earned on qualified SR&ED salaries, subcontracting and university contract expenses incurred in the Province of Quebec, at a rate of 20%.

SR&ED tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which the related expenses or capital expenditures are incurred. The non-refundable portion of SR&ED tax credits and other grants is recorded at such time, provided the company has reasonable assurance the credits or other grants will be realized.

RESEARCH AND DEVELOPMENT COSTS / All research costs and development costs, which do not meet generally accepted criteria for deferral are expensed as incurred. Development costs which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit. As at December 31, 2001, the company had not deferred any development costs.

LOSS PER SHARE / In order to calculate the loss per share, subordinate and multiple voting shares are considered as common shares.

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Common stock options to purchase common shares as disclosed in note 12e) were not included in the computation of loss per share because the company reported a loss and the inclusion of the options would be anti-dilutive.

STOCK-BASED COMPENSATION PLANS / The company and one of its subsidiaries maintain stock-based compensation plans, which are described in note 12. Under Canadian generally accepted accounting principles, no compensation expense is recognized for these plans when stock options or shares are issued to plan participants. Any consideration received from plan participants upon the exercise of stock options is credited to share capital.

NEW ACCOUNTING STANDARDS / On August 1, 2001, the CICA issued section 1581 "Business combinations", which supersedes section 1580, and issued section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria which may result in certain intangible


32                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed annually for impairment, and writedowns are charged to earnings in the period in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The company will adopt the section on January 1, 2002.

The impact of adopting section 3062 will require the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $167,000. Under the provisions of section 3062, the goodwill generated from the acquisition of Unipex Finance S.A. completed after June 30, 2001 is not amortized. Upon adoption, the company will implement a new goodwill impairment methodology and any potential transitional impairment losses on goodwill determined by this methodology will be charged to opening deficit. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which fair value is less than the carrying value.

In November 2001, the CICA revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on the company's financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method. The company has not yet assessed the impact of the adoption of this new guideline.


AETERNA LABORATORIES INC.                                                     33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


3. BUSINESS ACQUISITIONS

ACQUISITION IN 2001 / On July 2, 2001, the subsidiary, Atrium, acquired 70.2% of the issued and outstanding common shares of Unipex Finance S.A. for total cash consideration of $21,000,390. Unipex Finance S.A. specializes in providing value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives for multinational corporations. The acquisition has been accounted for using the purchase method, and the results of operations have been consolidated from the date of acquisition. The fair value of net assets acquired is as follows:

                                                                $
-----------------------------------------------------------------
Cash and cash equivalents                               7,525,651
Other current assets                                   20,689,937
Property, plant and equipment                           1,102,929
Identifiable intangible assets                            304,280
Current liabilities                                   (15,336,635)
Long-term debt                                        (10,475,454)
-----------------------------------------------------------------
Net identifiable assets                                 3,810,708
=================================================================
Net identifiable assets acquired - 70.2%                2,675,117
Goodwill                                               18,325,273
-----------------------------------------------------------------
Purchase price                                         21,000,390
=================================================================

AN AMOUNT OF $8,300,000 OUT OF THE TOTAL AMOUNT OF GOODWILL IS DEDUCTIBLE FOR INCOME TAX PURPOSES OVER THE FOLLOWING YEARS.


ACQUISITION IN 2000 / On October 3, 2000, the subsidiary, Atrium, acquired a product line in the nutritional supplements market from a third party for total consideration of US$2,113,427 (CAN$3,184,935). Of this amount, US$1,363,427 (CAN$2,054,685) was paid in cash and the balance of the purchase price of US$750,000 (CAN$1,130,250) matures in October 2002 (note 10). This acquisition, which has been accounted for using the purchase method, resulted in goodwill amounting to US$873,225 (CAN$1,315,950) based on the following allocation of the purchase price to the net identifiable assets acquired:

                                                                               $
--------------------------------------------------------------------------------
Net identifiable assets acquired                                       1,868,985
Goodwill                                                               1,315,950
--------------------------------------------------------------------------------
Purchase price                                                         3,184,935
Less: Balance of purchase price, non-interest bearing (note 10)        1,130,250
--------------------------------------------------------------------------------
Cash paid                                                              2,054,685
================================================================================

THE OPERATIONS OF THE PRODUCT LINE ACQUIRED HAVE BEEN CONSOLIDATED FROM THE DATE OF ACQUISITION.

THE TOTAL AMOUNT OF GOODWILL IS DEDUCTIBLE FOR INCOME TAX PURPOSES.


34                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


4. CREDIT FACILITY

The company's line of credit bears interest at prime rate and is renewable annually. A moveable hypothec without delivery on accounts receivable and inventory has been pledged as security for the line of credit of an authorized amount of $1,500,000. As at December 31, 2001 and 2000, the line of credit was unused.

5. ACCOUNTS RECEIVABLE

                                                                   December 31,
------------------------------------------------------------------------------------------
                                                              2001                  2000
                                                                $                     $
Trade, net of an allowance for doubtful
 accounts of $230,182 ($39,005 in 2000)                    19,631,703            1,297,177
Interest                                                      510,208            1,084,661
Grants                                                      2,405,369            1,818,164
Commodity taxes                                               536,018              561,965
Others                                                        278,332               80,878
------------------------------------------------------------------------------------------
                                                           23,361,630            4,842,845
==========================================================================================

6. INVENTORY

                                                           December 31,
---------------------------------------------------------------------------------
                                                      2001                2000
                                                        $                   $
Raw materials                                       1,628,883           1,613,233
Finished goods                                      6,471,082             667,190
Finished goods intended for clinical trials           203,732             203,716
---------------------------------------------------------------------------------
                                                    8,303,697           2,484,139
=================================================================================

7. PROPERTY, PLANT AND EQUIPMENT

                                                                        December 31,
------------------------------------------------------------------------------------------------------
                                                             2001                                 2000
------------------------------------------------------------------------------------------------------
                                                      ACCUMULATED                          Accumulated
                                          COST       DEPRECIATION               Cost      depreciation
                                             $                  $                  $                 $
Land                                   401,448                  -             59,937                 -
Building                            13,231,158          1,301,983         12,590,455           754,649
Equipment                            3,373,484          1,586,794          3,176,417         1,283,506
Office furniture                     1,057,350            444,271            945,684           300,838
Computer equipment                   1,089,868            440,499            814,430           342,812
Automotive equipment                    48,668             24,445             37,705            14,677
------------------------------------------------------------------------------------------------------
                                    19,201,976          3,797,992         17,624,628         2,696,482
                                                        =========                            =========
Less: Accumulated depreciation       3,797,992                             2,696,482
                                    ----------                            ----------
                                    15,403,984                            14,928,146
                                    ==========                            ==========


AETERNA LABORATORIES INC.                                                     35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


8. INTANGIBLE ASSETS AND GOODWILL


                                                                                                 December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                         2001                    2000
                                                                                           $                       $
                                                                                                               (restated)
Patents, net of accumulated amortization of $693,507 ($451,738 in 2000)                1,694,076               1,544,810
Trademarks, net of accumulated amortization of $102,848 ($73,134 in 2000)                249,080                 171,176
Organization costs, net of accumulated amortization of $41,395 (nil in 2000)             121,460                       -
Deferred interest expense                                                                      -               4,337,884
Goodwill, net of accumulated amortization of $190,173 ($21,936 in 2000)               22,187,871               1,294,014
------------------------------------------------------------------------------------------------------------------------
                                                                                      24,252,487               7,347,884
========================================================================================================================

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                      December 31,
---------------------------------------------------------------------------
                                                 2001               2000
                                                   $                  $
Trade payable                                  17,797,866         2,013,586
Accrued liabilities on research contracts       2,710,138         2,829,107
Salaries and employee benefits                  1,715,715           642,914
Other accrued liabilities                       1,205,998           375,353
---------------------------------------------------------------------------
                                               23,429,717         5,860,960
===========================================================================

10. LONG-TERM DEBT

                                                                                                 December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                          2001                 2000
                                                                                            $                    $
Loan from the federal and provincial governments,  non-interest bearing, payable in five annual equal and consecutive instalments. The first instalment is due on
  July 2004. The authorized amount is $4,000,000 and represents 25%
  of the eligible costs related to the building and to the process equipment            4,000,000            4,000,000

Balance of purchase price of a product line, non-interest bearing, payable in monthly principal instalments of US$20,833 (CAN$31,395) in 2001 and
  a final instalment of US$500,000 (CAN$753,500), maturing in October 2002                895,950            1,067,453

Loans payable in Euros and for which the shares of the subsidiary Unipex S.A.
  have been given as security

  Bearing interest at LIBOR rate plus 1%, payable in quarterly instalments including
    principal and interest, maturing in October 2004                                    4,626,309                    -

  Bearing interest at EURIBOR rate plus 2.5%, interest payable annually, maturing
    in October 2005                                                                     3,243,734                    -

  Bearing interest at EURIBOR average rate, interest payable annually, maturing
    in December 2002                                                                    1,082,664                    -
----------------------------------------------------------------------------------------------------------------------
                                                                                       13,848,657            5,067,453
Less: Current portion                                                                   3,447,688              313,953
----------------------------------------------------------------------------------------------------------------------
                                                                                       10,400,969            4,753,500
======================================================================================================================

THE PRINCIPAL INSTALMENTS DUE ON LONG-TERM DEBT FOR THE NEXT FIVE YEARS AMOUNT TO $3,447,688 IN 2002, $1,556,992 IN 2003, $2,400,343 IN 2004, $4,043,734 IN
2005 AND $800,000 IN 2006.


36                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

11. REDEEMABLE COMMON SHARES OF THE SUBSIDIARY

On January 21 and September 19, 2000, Atrium, the company's subsidiary, issued two blocks of 1,000,000 common shares each, totalling 2,000,000 common shares for cash consideration of $20,000,000. Each of the common shares had one subordinate voting right and a participating right. Under the terms of the first block of common shares issued on January 21, 2000, Atrium agreed to use the $10,000,000 in proceeds within a period of 24 months following the effective date of the agreement to acquire shares or assets of businesses in a similar industry ("qualifying acquisition"). This qualifying acquisition was made on July 2, 2001 (see note 3).

After January 21, 2005, anyone of the investors will have the right to put their shares back to Atrium, and Atrium is obligated to repurchase them at a price based on the percentage of interest in Atrium at the date the put option is exercised multiplied by consolidated net earnings during the immediately preceding fiscal year multiplied by a factor of 13.54.

Furthermore, if AEterna Laboratories Inc. ("AEterna") accepts an offer concerning the purchase of at least 90% of the Atrium's issued and outstanding shares, each of the investors are obligated to sell their shares to this third party. AEterna shall pay to the investors the difference between the acquisition price of these shares and the value thereof that would have provided a return equal to an annual compound interest rate of 25% on their investment.

As at December 31, 2000 the redeemable common shares of Atrium are recorded at their fair value of $24,609,547, calculated under the redemption formula referred to above. The difference between the carrying value of the redeemable common shares of $20,000,000 and the estimated redemption value as at December 31, 2000 is being amortized to earnings over the current and remaining term until January 21, 2005. The unamortized portion is recorded as deferred interest expense and is included in intangible assets on the balance sheet in 2000.

On May 17 and 22, 2001, the company's subsidiary, Atrium, and all its shareholders amended, effective as of January 21, 2000, certain terms of the shareholders' agreement such that Atrium is no longer obligated to repurchase the common shares as described below.

Under the terms of the amended shareholders' agreement, as of January 21, 2005, the investors have the option of selling some or all of its interests in Atrium back to Atrium and the company, at a defined repurchase price set out in the amended agreement. However, Atrium and the company are not obligated to repurchase these shares. In the event of an offer from third parties for such shares, Atrium and the company have in turn the right of first refusal to repurchase the shares. If they refuse the offer to repurchase, the company is obligated to pay the investors an amount equal to the difference between the price paid by the purchaser and the defined repurchase price and a premium of 10% of the defined repurchase price. Both amounts will be paid by the issuance of the company's shares.

As a result of the amendments to the shareholders' agreement, the company reclassified the common shares issued by Atrium to the minority shareholders from a liability to equity. In addition, the company will no longer have an obligation to deliver cash or another financial amount to the minority shareholders of Atrium. Accordingly, in the second quarter of the fiscal year ended December 31, 2001, the company recognized a gain on dilution and a minority interest in Atrium.

12. SHARE CAPITAL

a) Authorized

Unlimited number of shares of the following classes:

    Common

       Multiple voting shares, voting and participating, ten votes per share, convertible into one subordinate voting share at the option of the holder

       Subordinate voting shares, voting and participating, one vote per share

       Preferred, first and second ranking, issuable in series, with rights and privileges specific to each class. As at December 31, 2001, there are no preferred shares issued and outstanding


AETERNA LABORATORIES INC.                                                     37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


b) Issued


                                                                        December 31,
---------------------------------------------------------------------------------------------------------------------
                                                    2001                        2000                        1999
---------------------------------------------------------------------------------------------------------------------
                                        NUMBER      AMOUNT        Number        Amount        Number        Amount
                                                    $                           $                           $
MULTIPLE VOTING SHARES
Balance - Beginning of year             4,852,723   1,911,383     6,533,987     2,573,597     6,533,987     2,573,597
Conversion of shares                           --          --    (1,681,264)     (662,214)           --            --
---------------------------------------------------------------------------------------------------------------------
Balance - End of year                   4,852,723   1,911,383     4,852,723     1,911,383     6,533,987     2,573,597
---------------------------------------------------------------------------------------------------------------------
SUBORDINATE VOTING SHARES
Balance - Beginning of year            25,219,151  78,096,649    21,342,796    57,779,309    18,734,196    43,590,296
Conversion of shares                           --          --     1,681,264       662,214            --            --
Issued pursuant to the stock option plan  802,170   3,803,051       604,996     3,176,925       108,600       485,769
Issued pursuant to public offerings     1,957,000  15,656,000     1,590,095    18,350,009     2,500,000    15,000,000
Share issue expenses                           --  (1,953,869)           --    (1,871,808)           --    (1,296,756)
---------------------------------------------------------------------------------------------------------------------
Balance - End of year                  27,978,321  95,601,831    25,219,151    78,096,649    21,342,796    57,779,309
---------------------------------------------------------------------------------------------------------------------
Total share capital                    32,831,044  97,513,214    30,071,874    80,008,032    27,876,783    60,352,906
=====================================================================================================================


c) Common share issues

In 2001, pursuant to a public offering, the company issued 1,957,000 common shares at a price of $8.00 per share for gross proceeds of $15,656,000. Pursuant to the exercise of stock options, the company issued 802,170 common shares at an average price of $4.74 per share for proceeds of $3,803,051.

On January 11, 2000, pursuant to the exercise of the over-allotment granted to the underwriters following the 1999 public offering, the company issued 375,000 common shares at a price of $6.00 per share for gross proceeds of $2,250,000. Furthermore, in 2000, pursuant to a bought deal, the company issued 1,215,095 common shares at a price of $13.25 per share for gross proceeds of $16,100,009. Pursuant to the exercise of stock options, the company issued 604,996 common shares at an average price of $5.25 per share for proceeds of $3,176,925.

In 1999, pursuant to a public offering, the company issued 2,500,000 common shares at a price of $6.00 per share for gross proceeds of $15,000,000. Pursuant to the exercise of stock options, the company issued 108,600 common shares at an average price of $4.47 per share for proceeds of $485,769.

d) Pursuant to an agreement among the company, its transfer agent and the holders of the multiple voting right shares, in the event of a takeover bid, the holders of the multiple voting right shares have agreed not to sell their shares unless the holders of the subordinate voting right shares receive an offer with identical terms.

e) Company's stock option plan

In December 1995, the company's Board of Directors adopted a stock option plan for its directors, senior executives, employees and other collaborators providing services to the company. The number of shares that are issuable under the plan shall not exceed 3,007,537. Options granted under the plan expire after a maximum period of ten years following the date of grant. Options granted under the plan generally vest over a three-year period.


38                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


The following table summarizes the stock option activity under this plan:


                                                             2001                             2000                           1999
---------------------------------------------------------------------------------------------------------------------------------
                                                         WEIGHTED                         Weighted                       Weighted
                                                          AVERAGE                          average                        average
                                         NUMBER    EXERCISE PRICE        Number     exercise price        Number   exercise price
                                                                $                                $                              $
Balance - Beginning of year            2,641,591             6.01     2,916,232               5.22     2,406,382             5.16
Granted                                1,441,350             8.04       350,655              11.47       850,125             5.15
Exercised                               (802,170)            4.74      (604,996)              5.25      (108,600)            4.47
Expired                                 (186,100)            9.35            --                 --            --               --
Forfeited                               (217,000)            7.56       (20,300)              8.49      (231,675)            4.79
---------------------------------------------------------------------------------------------------------------------------------
Balance - End of year                  2,877,671             7.05     2,641,591               6.01     2,916,232             5.22
---------------------------------------------------------------------------------------------------------------------------------

Options exercisable - End of year      1,315,080             5.97     1,920,548               5.43     1,854,583             5.33
=================================================================================================================================

The following table summarizes the stock options outstanding as at December 31, 2001:


                                                       Options outstanding    Options currently exercisable
-----------------------------------------------------------------------------------------------------------
                                               Weighted
                                                average
                                              remaining           Weighted                         Weighted
                                            contractual            average                          average
Exercise price               Number                life     exercise price        Number     exercise price
                                                                         $                                $
$4.00 to $8.00            1,452,693                2.12               5.29     1,065,859               4.85
$8.01 to $10.00           1,238,350                7.71               8.36       126,426               8.87
$10.01 to $14.35            186,628                2.33              12.05       122,795              12.67
-----------------------------------------------------------------------------------------------------------
                          2,877,671                4.54               7.05     1,315,080               5.97
===========================================================================================================


f) Subsidiary's stock option plan

The Board of Directors of the subsidiary, Atrium, adopted a stock option plan for its directors and employees providing services to Atrium. The exercise price of these options is equivalent to their fair value established following the guidelines defined in the plan and approved by the Board of Directors. This plan is effective as of November 1, 2000. The number of shares that are issuable under the plan shall not exceed 550,000. Employees and directors can, at their option, receive a cash amount equivalent to the difference between the fair value of the shares on the date of exercise and the exercise price determined on the date of grant. Options granted under the plan generally vest over a five-year period, with 20% vesting on an annual basis starting on the first anniversary of the date of grant, and they expire after a maximum period of ten years following the date of grant.

The company's ownership percentage of the subsidiary will change as a result of future exercises of stock options and outstanding subsidiary stock options may dilute the company's share of profits in the calculation of loss per share.


AETERNA LABORATORIES INC.                                                     39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


The following table summarizes the stock options activity under this plan:

                                                                           2001                             2000
----------------------------------------------------------------------------------------------------------------
                                                                       WEIGHTED                         Weighted
                                                                        AVERAGE                          average
                                                       NUMBER    EXERCISE PRICE        Number     exercise price
                                                                              $                                $
Balance - Beginning of year                           347,500             10.00            --                 --
Granted                                               230,000             11.84       347,500              10.00
Forfeited                                             (32,000)            10.00            --                 --
================================================================================================================
Balance - End of year                                 545,500             10.78       347,500              10.00
================================================================================================================

Options exercisable - End of year                      66,500             10.00            --                 --
================================================================================================================

The following table summarizes the stock options outstanding as at December 31, 2001:


                                                        Options outstanding        Options currently exercisable
----------------------------------------------------------------------------------------------------------------
                                                    Weighted
                                                     average       Weighted                             Weighted
                                                   remaining        average                              average
                                                 contractual       exercise                             exercise
Exercise price                         Number           life          price            Number              price
                                                                                            $                  $
$10.00                                 360,500          8.00          10.00            66,500              10.00
$12.29                                 185,000          9.70          12.29                --                 --
----------------------------------------------------------------------------------------------------------------
                                       545,500          8.58          10.99            66,500              10.00
================================================================================================================

No options were exercisable as at December 31, 2000.


13. GRANTS

Under the federal contribution program called Technology Partnerships Canada ("TPC"), the company received a grant equivalent to 30% of the eligible expenses incurred by the company in the development of AE-941 in oncology, dermatology and ophthalmology to a maximum of $29,400,000. This contribution will be repaid only upon the marketing of AE-941 derived products for each indication according to the corresponding generated income. Royalties will be paid upon the marketing of AE-941 derived products based on a percentage of gross project revenues under the terms and conditions stipulated in the agreements entered into between TPC and the company.

As at December 31, 2001, grants in the amount of $4,354,839 ($5,846,668 in 2000;
$4,892,620 in 1999) have been recognized, of which an amount of $4,261,965 ($5,466,577 in 2000; $4,206,957 in 1999) has been recorded as a grant in the statement of earnings, $36,098 ($99,408 in 2000; $621,392 in 1999) as a decrease in property, plant and equipment and $56,776 ($280,683 in 2000; $64,271 in 1999) as a decrease in intangible assets. If the company has to repay this contribution, the payments will be accounted for as an expense or in addition to property, plant and equipment or intangible assets in the period the condition for repayment has arisen.

During the period from January 1, 1999 to December 31, 2001, the company recognized total grants of $15,094,127 of which an amount of $13,935,499 has been recorded as a grant in the statement of earnings, $756,898 as a decrease in property, plant and equipment and $401,730 as a decrease in intangible assets.


40                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


14. INCOME TAXES

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax recovery is as follows:


                                                                                        Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                              2001               2000               1999
                                                                                           (restated)
Combined federal and provincial statutory income tax rate                    37.16%             38.13%             38.13%
=========================================================================================================================

Income tax recovery based on statutory income tax rate                $ (5,516,000)      $ (3,670,000)      $ (1,507,000)
Manufacturing and processing tax credit                                    691,000            483,000            275,000
Non-deductible interest expense                                            162,000            197,000                 --
Change in valuation allowance                                              481,000          4,348,000          1,587,000
Variation in statutory income tax rate of foreign subsidiaries             126,562                 --                 --
Share issue expenses deduction not affecting earnings                     (605,000)          (696,000)          (403,000)
Additional tax deduction                                                   (12,000)          (529,000)                --
Other                                                                      (79,400)          (133,000)            48,000
-------------------------------------------------------------------------------------------------------------------------
                                                                      $ (4,751,838)      $         --       $         --
=========================================================================================================================

Income tax recovery is represented by:
Current                                                               $    922,162       $    650,000       $         --
Future                                                                  (5,674,000)          (650,000)                --
=========================================================================================================================
                                                                      $ (4,751,838)      $         --       $         --
=========================================================================================================================

Significant components of future income tax assets and liabilities are as follows:


                                                                                                 December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                              2001               2000               1999
                                                                                 $                  $                  $
Future income tax assets
     Current assets                                                         30,170                 --                 --
     Research and development costs                                      7,518,000          2,553,000          5,861,000
     Share issue expenses                                                1,071,000            876,000            531,000
     Operating losses carried forward                                    2,858,000             86,000            147,000
     Intangible assets and goodwill                                      5,780,000          7,614,000                 --
-------------------------------------------------------------------------------------------------------------------------
(forward)                                                               17,257,170         11,129,000          6,539,000
=========================================================================================================================


AETERNA LABORATORIES INC.                                                     41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

                                                                            December 31,
----------------------------------------------------------------------------------------------------
                                                            2001              2000              1999
                                                               $                 $                 $
(brought forward)                                     17,257,170        11,129,000         6,539,000
----------------------------------------------------------------------------------------------------
Future income tax liabilities
     Property, plant and equipment                      (575,000)         (632,000)         (668,000)
     Intangible assets                                        --                --          (372,000)
====================================================================================================
                                                        (575,000)         (632,000)       (1,040,000)
====================================================================================================
                                                      16,682,170        10,497,000         5,499,000
Valuation allowance                                  (10,328,000)       (9,847,000)       (5,499,000)
====================================================================================================
Future income tax assets                               6,354,170           650,000                --
====================================================================================================


As at December 31, 2001, the company has non-refundable research and development tax credits of $7,421,000, which can be carried forward to reduce Canadian federal income taxes payable and expire at the latest in 2011.

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by the Canadian federal and Quebec provincial tax authorities.


42                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


15. SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

INFORMATION BY GEOGRAPHIC REGION

Revenues by geographic region are detailed as follows:


                                                   Years Ended December 31,
-------------------------------------------------------------------------------
                                               2001          2000          1999
                                                  $             $             $
Canada                                      481,232       532,959       468,330
United States                             3,894,200     3,125,897     1,964,450
Europe
     England                              1,322,074     1,390,085     1,274,033
     France                              30,810,053        48,190        37,087
     Other                                2,698,622       937,930     1,246,983
Asia
     Japan                                3,253,989     1,605,943       366,317
     Other                                1,062,806       424,487       435,770
Other                                       254,207       339,938       364,856
-------------------------------------------------------------------------------
                                         43,777,183     8,405,429     6,157,826
===============================================================================

Revenues have been allocated to geographic regions based on the country of residence of the related customers.


Long-lived assets by geographic region are detailed as follows:


                                                   Years Ended December 31,
-------------------------------------------------------------------------------
                                               2001          2000          1999
                                                  $             $             $
Canada                                   16,025,234    16,610,224    16,516,427
United States                             1,233,396     1,327,922            --
France                                   22,397,841            --            --
-------------------------------------------------------------------------------
                                         39,656,471    17,938,146    16,516,427
===============================================================================

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.


AETERNA LABORATORIES INC.                                                     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


The principal financial information for each of these segments is as follows:

                                                                                                                            2001
--------------------------------------------------------------------------------------------------------------------------------
                                                        COSMETICS                        BIOPHAR-     CONSOLIDATED
                                                    AND NUTRITION    DISTRIBUTION      MACEUTICAL      ADJUSTMENTS         TOTAL
                                                                $               $               $                $             $
REVENUES                                               11,367,277      32,628,515              --        (218,609)    43,777,183
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                           1,912,905      28,172,423              --        (135,110)    29,950,218
Selling and administrative                              3,983,520       2,514,334              --              --      6,497,854
Research and development costs                            617,489              --      28,604,894              --     29,222,383
Research and development tax credits and grants          (214,999)             --      (5,773,758)             --     (5,988,757)
Depreciation and amortization                             179,192         234,116       1,436,538              --      1,849,846
--------------------------------------------------------------------------------------------------------------------------------
                                                        6,478,107      30,920,873      24,267,674        (135,110)    61,531,544
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                 4,889,170       1,707,642     (24,267,674)        (83,499)   (17,754,361)
INTEREST INCOME                                           939,420         359,530       2,463,741              --      3,762,691
INTEREST EXPENSE                                               --        (415,934)       (436,833)             --       (852,767)
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                     5,828,590       1,651,238     (22,240,766)        (83,499)   (14,844,437)
INCOME TAX RECOVERY (EXPENSE)                           5,468,000        (716,162)             --              --      4,751,838
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS             11,296,590         935,076     (22,240,766)        (83,499)   (10,092,599)
Gain on dilution                                               --              --      10,223,567              --     10,223,567
Non-controlling interest                               (3,185,608)       (414,062)             --              --     (3,599,670)
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE YEAR                        8,110,982         521,014     (12,017,199)        (83,499)    (3,468,702)
================================================================================================================================
SEGMENT ASSETS                                         18,729,082      51,901,802      64,096,589        (375,756)   134,351,717
================================================================================================================================
ACQUISITION OF LONG-LIVED ASSETS                          183,243      19,593,910         752,971              --     20,530,124
================================================================================================================================


44                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


                                         2000                                                      1999
-------------------------------------------------------------------------------------------------------
    Cosmetics         Biophar-                               Cosmetics         Biophar-
and nutrition       maceutical          Total            and nutrition       maceutical          Total
            $                $              $                        $                $              $
    8,405,429              --       8,405,429                6,157,826               --      6,157,826
-------------------------------------------------------------------------------------------------------

    1,123,614              --       1,123,614                1,022,172               --      1,022,172
    2,575,088              --       2,575,088                2,050,776               --      2,050,776
      585,569      22,051,928      22,637,497                  434,232       11,737,933     12,172,165
      (52,000)     (6,664,922)     (6,716,922)                 (48,682)      (4,861,850)    (4,910,532)
       98,377       1,355,195       1,453,572                  114,083          913,083      1,027,166
-------------------------------------------------------------------------------------------------------
    4,330,648      16,742,201      21,072,849                3,572,581        7,789,166     11,361,747
-------------------------------------------------------------------------------------------------------
    4,074,781     (16,742,201)    (12,667,420)               2,585,245       (7,789,166)    (5,203,921)
      918,472       2,696,536       3,615,008                       --        1,264,090      1,264,090
     (605,381)             --        (605,381)                      --               --             --
-------------------------------------------------------------------------------------------------------
    4,387,872     (14,045,665)     (9,657,793)               2,585,245       (6,525,076)    (3,939,831)
           --              --              --                       --               --             --
-------------------------------------------------------------------------------------------------------
    4,387,872     (14,045,665)     (9,657,793)               2,585,245       (6,525,076)    (3,939,831)
           --              --              --                       --               --             --
           --              --              --                       --               --             --
-------------------------------------------------------------------------------------------------------
    4,387,872     (14,045,665)     (9,657,793)               2,585,245       (6,525,076)    (3,939,831)
=======================================================================================================

   33,274,640      67,307,603     100,582,243                1,902,743       58,924,337     60,827,080
=======================================================================================================

    1,414,757       1,822,858       3,237,615                   95,022        8,144,122      8,239,144
=======================================================================================================

One customer from the distribution segment represents more than 10% of the company's revenues for which the sales represent 12% (nil in 2000). In 2000, two customers from the cosmetics and nutrition segment represent more than 10% of the company's revenues for which the sales represent 37% (46% in 1999) for one customer and 14% (nil in 1999) for the other one.


AETERNA LABORATORIES INC.                                                     45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

16. FINANCIAL INSTRUMENTS

FAIR VALUE / Cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of short-term investments is $42,939,690 in 2001 ($62,004,404 in 2000). The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate corresponding to that which the company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $13,163,657 in 2001 ($3,738,737 in 2000).

CREDIT RISK / Financial instruments which potentially subject the company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal. / Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

INTEREST RATE RISK / The company's exposure to interest rate risk is as follows:

Cash and cash equivalents                                 Variable interest rate
Short-term investments                                       Fixed interest rate
Accounts receivable                                         Non-interest bearing
Unused line of credit                                        Prime interest rate
Accounts payable and accrued liabilities                    Non-interest bearing
Long-term debt                                           As described in note 10

17. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND IN THE UNITED STATES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP).

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.


46                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


The following summary sets out the material adjustments to the company's reported net loss, net loss per share and shareholders' equity which would be made to conform with U.S. GAAP:

STATEMENTS OF EARNINGS

                                                                                     Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                                   2001           2000           1999
                                                                                      $              $              $
                                                                                            (restated)
Net loss for the year under Canadian GAAP                                   (3,468,702)    (9,657,793)    (3,939,831)
Stock-based compensation costs                                            a)  (255,430)    (2,088,614)    (1,270,555)
Finished goods intended for clinical trials                               b)        --        (90,316)       153,507
Interest expense                                                          c)   436,833        605,381             --
Amortization of organization costs                                        d)    40,747             --             --
Items included in earnings under Canadian GAAP
   Unrealized loss on short-term investments                                        --             --        268,997
   Unrealized gain on forward exchange contracts                                    --             --       (267,000)
=====================================================================================================================
Net loss for the year under U.S. GAAP                                       (3,246,552)   (11,231,342)    (5,054,882)
=====================================================================================================================
Other comprehensive income (loss)
   Foreign currency translation adjustments                                    188,026             --             --
   Unrealized gains (losses) on short-term investments                    f)   868,714        616,199       (268,997)
   Unrealized gain on forward exchange contracts                                    --             --        267,000
   Less: Reclassification of adjustments for gains (losses)
         included in net earnings (loss)                                            --          1,997       (397,134)
=====================================================================================================================
   Net unrealized gains (losses)                                             1,056,740        618,196       (399,131)
=====================================================================================================================
Comprehensive loss                                                          (2,189,812)   (10,613,146)    (5,454,013)
=====================================================================================================================

Basic and diluted net loss per share under U.S. GAAP                             (0.10)         (0.38)         (0.20)
=====================================================================================================================

Weighted average number of shares outstanding under U.S. GAAP               30,968,710     29,502,301     25,705,791
=====================================================================================================================


AETERNA LABORATORIES INC.                                                     47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


STATEMENTS OF DEFICIT


                                                                                     December 31,
------------------------------------------------------------------------------------------------------------------
                                                                            2001             2000             1999
                                                                               $                $                $
                                                                                       (restated)
Deficit in accordance with Canadian GAAP                             (19,082,451)    (15,613,749)       (5,955,956)
Stock-based compensation costs
     Current year                                                 a)    (255,430)     (2,088,614)       (1,270,555)
     Cumulative effect of prior years                                 (4,388,433)     (2,299,819)       (1,029,264)
Finished goods intended for clinical trials
     Current year                                                 b)          --         (90,316)         (153,507)
     Cumulative effect of prior years                                   (203,716)       (113,400)           40,107
Amortization of organization costs                                d)      40,747              --                --
Items included in deficit under Canadian GAAP
     Unrealized loss on short-term investments                    f)          --              --           268,997
     Unrealized gain on forward exchange contracts                            --              --          (267,000)
-------------------------------------------------------------------------------------------------------------------
Deficit in accordance with U.S. GAAP                                 (23,889,283)    (20,205,898)       (8,367,178)
===================================================================================================================

SHARE CAPITAL

                                                                                               December 31,
------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000
                                                                                               $                 $
Share capital in accordance with Canadian GAAP                                        97,513,214        80,008,032
Stock-based compensation costs related to stock option plan granted for underwriting compensation
       Current year                                                                 a)  (402,164)         (278,258)
       Cumulative effect of prior years                                                 (494,083)         (215,825)
-------------------------------------------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                                            96,616,967        79,513,949
===================================================================================================================


OTHER CAPITAL

                                                                                               December 31,
------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000
                                                                                               $                 $
Other capital in accordance with Canadian GAAP                                                --                --
Stock-based compensation costs
     Current year                                                                   a)   255,430         2,088,614
     Cumulative effect of prior years                                                  4,388,433         2,299,819
Stock-based compensation costs related to stock option plan granted for underwriting compensation
       Current year                                                                 a)   402,164           278,258
       Cumulative effect of prior years                                                  494,083           215,825
-------------------------------------------------------------------------------------------------------------------
Other capital in accordance with U.S. GAAP                                             5,540,110         4,882,516
===================================================================================================================


48                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)


                                                                                Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                                                            2001            2000             1999
                                                                               $               $                $
                                                                                       (restated)
Foreign currency translation adjustments
     Balance - Beginning of year                                              --              --               --
          Change during the year                                         188,026              --               --
=================================================================================================================
     Balance - End of year                                               188,026              --               --
=================================================================================================================
Unrealized gains (losses) on short-term investments and forward exchange contracts
       Balance - Beginning of year                                       521,486         (96,710)         302,421
            Change during the year                                       868,714         618,196         (399,131)
-----------------------------------------------------------------------------------------------------------------
     Balance - End of year                                             1,390,200         521,486          (96,710)
=================================================================================================================
Accumulated other comprehensive income (loss)                          1,578,226         521,486          (96,710)
=================================================================================================================


STATEMENTS OF CASH FLOWS AND BALANCE SHEETS / For the years ended December 31, 2001, 2000 and 1999 and as at December 31, 2001 and 2000, there are no significant differences between the statements of cash flows and balance sheets under Canadian GAAP as compared to U.S. GAAP.

a) STOCK-BASED COMPENSATION / The company accounts for stock-based compensation related to options granted to employees and directors using the intrinsic value method prescribed in APB No. 25. The company provides additional pro-forma disclosures as required under SFAS No. 123.

     Under U.S. GAAP, transactions for which underwriters are issued equity instruments should be recorded by the company based upon the fair value of the equity instruments issued as an issuance of shares in other capital. Under Canadian GAAP, equity instruments issued for underwriters are accounted for in share capital.

     As at December 31, 2001, the total number of options outstanding under the stock option plan exceeded the total number of options authorized for granting. Consequently, an aggregate of 623,350 options, with exercise prices ranging between $6.31 and $8.20, must be approved for granting by the shareholders at the annual meeting. In accordance with FIN 44, these options are deemed to have not been granted until such approval.

     The measurement of compensation expense will occur at that time and will be accounted for if the fair market value at the approval date is greater than the exercise price of the option granted.

b) FINISHED GOODS INTENDED FOR CLINICAL TRIALS / Under U.S. GAAP, finished goods intended for clinical trials are expensed when acquired since they are considered as research and development costs. Under Canadian GAAP, finished goods intended for clinical trials are accounted for as inventory.

c) REDEEMABLE COMMON SHARES OF THE SUBSIDIARY / Under Canadian GAAP, redeemable common shares of the subsidiary that are redeemable at the option of the holders are classified as liabilities in accordance with the substance of the contractual arrangement and the definition of a financial liability. Under U.S. GAAP, those shares are considered as "mandatorily redeemable", and are classified outside of shareholders' equity and long-term liabilities, in the mezzanine section of the balance sheet. Interest expense is charged to deficit.

d) ORGANIZATION COSTS / Under U.S. GAAP, all organization costs are expensed as incurred. Under Canadian GAAP, organization costs are accounted for as intangible assets and are amortized on a straight-line basis over a five-year period.


AETERNA LABORATORIES INC.                                                     49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)


e) RESEARCH AND DEVELOPMENT COSTS / Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs which meet generally accepted criteria for deferral are capitalized and amortized. As at December 31, 2001, the company had not deferred any development costs.

f) SHORT-TERM INVESTMENTS / Short-term investments, which are classified as available-for-sale securities, include the company's investment in bonds for which the company does not have the positive intent or ability to hold to maturity. Under U.S. GAAP, available-for-sale securities are carried at fair value with unrealized gains and losses net of the related tax effects as part of other comprehensive loss.

NEW ACCOUNTING STANDARDS / On June 15, 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company has not yet assessed the impact of the adoption of this new standard.

On July 20, 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This section will be adopted on January 1, 2002.

The impact of adopting SFAS 142 will require the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $167,000. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings.

In October 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a business segment. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. Adopting this new standard is not expected to have significant impact on the company's financial statements.

ACCOUNTING FOR STOCK-BASED COMPENSATION / Under U.S. GAAP, the company shall measure compensation cost related to awards of stock options using the intrinsic value method of accounting. In this instance, however, under SFAS 123, Accounting for Stock-Based Compensation, the company is required to make pro forma disclosures of net earnings (loss), basic net earnings (loss) per share and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions: a risk-free interest rate of 5.1% (5.91% for 2000 and 5.25% for 1999), an expected volatility of 60% (63.54% for 2000 and 60% for 1999), dividends of nil and an expected life of 4.7 years. The weighted average grant-date fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $4.16, $5.92 and $2.41, respectively.


50                                                     AETERNA LABORATORIES INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

If the fair value based method had been used to account for stock-based compensation costs related to stock options issued to employees, the net loss and related net loss per share figures under U.S. GAAP would be as follows:


                                                                  Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                                               2001            2000           1999
                                                                  $               $              $
                                                                         (restated)
Pro-forma net loss for the year                           3,915,661      12,935,996      5,947,847
==================================================================================================
Basic and diluted pro-forma net loss per share                 0.13            0.44           0.23
==================================================================================================


RENTAL EXPENSES

Rental expenses amounted to approximately $121,000 in 2001, $19,000 in 2000 and $186,000 in 1999.

INCOME TAXES

As a result of adjustments from Canadian GAAP to U.S. GAAP, future income tax assets under U.S. GAAP include an adjustment of $63,000 [($88,000) in 2000 and $35,000 in 1999] related to the finished goods included in research and development costs. This would result in a corresponding adjustment in the valuation allowance under U.S. GAAP.

UNAUDITED PRO-FORMA INFORMATION ON BUSINESS ACQUISITIONS

Under U.S. GAAP, pro-forma information must be provided as though the business acquisition had occurred at the beginning of 2000 and 2001.

The following unaudited pro-forma information reflects the results of operations as if the 2001 acquisitions of Unipex Finance S.A. had been completed on January 1, 2000 and 2001.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company:

                                                      2001                2000
                                                         $                   $
Revenues                                        75,782,652          80,706,116
Net loss                                        (3,775,513)        (11,214,634)
Basic and diluted net loss per share                 (0.12)              (0.39)


AETERNA LABORATORIES INC.                                                     51

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

                                                                                                              Years Ended
                                           1st quarter         2nd quarter    3rd quarter     4th quarter     December 31
                                                     $                   $              $               $               $
2001
REVENUES                                    2,766,625           2,668,278     18,138,184      20,204,096      43,777,183
NET EARNINGS (LOSS)                        (3,244,862)          7,541,083     (5,008,458)     (2,756,465)     (3,468,702)
NET EARNINGS (LOSS) PER SHARE *
     BASIC                                      (0.11)               0.25          (0.16)          (0.08)          (0.11)
     DILUTED                                    (0.11)               0.24          (0.16)          (0.08)          (0.11)


2000
Revenues                                    2,015,053           2,022,619      2,036,342       2,331,415       8,405,429
Net loss                                   (2,156,857)         (1,660,347)    (1,652,796)     (4,187,793)     (9,657,793)
Net earnings (loss) per share *
     Basic                                      (0.08)              (0.06)         (0.06)          (0.14)          (0.33)
     Diluted                                    (0.08)              (0.06)         (0.06)          (0.14)          (0.33)

* Basic and diluted per share data are calculated independently for each of the quarters presented.

Therefore, the sum of this quarterly information may not equal the corresponding annual information.


52                                                     AETERNA LABORATORIES INC.

                                                            CORPORATE GOVERNANCE

GENERAL / The responsibility to oversee the conduct of the business and to guide management of AEterna resides with the Board of Directors.

DIRECTORS / The Board of Directors consists of eight members, including two senior officers and six external directors. In addition to the Board of Directors, two committees were formed to assist the Directors in their responsibilities. These are the Audit Committee and the Corporate Governance Committee.

AUDIT COMMITTEE / The Audit Committee is comprised of three external directors. The Audit Committee assists the Board of Directors by reviewing the Company's internal controls and auditing procedures, any relevant accounting or regulatory matters and by recommending the appointment of external auditors.

CORPORATE GOVERNANCE COMMITTEE / The Corporate Governance Committee consists of three directors, including two external directors. The Corporate Governance Committee is responsible for proposing all nominees to the Board and its committees and for assessing performance of individual directors and the Board as a whole. The Corporate Governance Committee also reviews overall compensation issues for senior management, and assesses the performance of the Chief Executive Officer and senior management.

The Board believes that the Board and its Committees carry out effective governance of the Company's affairs. The Board will continue to review the Company's governance practices and will make changes as required.

CORPORATE INFORMATION

DIRECTORS                         STORMY BYORUM, MBA           GILLES GAGNON, MSC, MBA       DR. PIERRE LAURIN, PHD, O.C.(1)(2)
                                  Managing Partner             Sherbrooke, Quebec            Verdun, Quebec
ME MARCEL AUBUT, O.C., Q.C.(1)    New York, NY                 President and                 Executive in Residence
Sillery, Quebec                   Violy, Byorum & Partners     Chief Operating Officer       Ecole des Hautes Etudes
Managing Partner                                               AEterna Laboratories Inc.     Commerciales
Heenan Blaikie Aubut              DR. ERIC DUPONT, PHD(2)
                                  Sainte-Petronille            JEAN-CLAUDE GONNEAU           PIERRE MACDONALD, MSC
DR. FRANCIS BELLIDO, PHD          Ile d'Orleans, Quebec        Louveciennes, France          (COMM)(1)(2)
Beaconsfield (Quebec)             Chairman and                 Managing Director             Verdun, Quebec
President and                     Chief Executive Officer      US Equity Sales Paris         Corporate Director
Chief Operating Officer           AEterna Laboratories Inc.    SG Cowen
SGF Sante Inc.

(1) MEMBER OF THE AUDIT COMMITTEE
(2) MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE


AETERNA LABORATORIES INC.                                                     53

CORPORATE INFORMATION

SENIOR OFFICERS                         CORPORATE INFORMATION                     Goudreau Gage Dubuc
                                                                                  Tour de la Bourse
DR. ERIC DUPONT, PHD                    HEAD OFFICE                               800, Victoria Square
Sainte-Petronille                       AEterna Laboratories Inc.                 Suite 3400
Ile d'Orleans, Quebec                   1405 Parc-Technologique Blvd.             Montreal, Quebec H4Z 1E9
Chairman and                            Quebec, Quebec G1P 4P5
Chief Executive Officer                 CANADA                                    CORPORATE SOLICITORS
                                        Phone: (418) 652-8525                     o Ogilvy Renault
DR. PIERRE FALARDEAU, PHD               Fax: (418) 652-0881                         1981, McGill College Avenue
Sillery, Quebec                         E-mail: aeterna@aeterna.com                 Suite 1100
Vice President,                         Internet: www.aeterna.com                   Montreal, Quebec H3A 3C1
Scientific Affairs
                                        TICKER SYMBOLS                            o Arnold & Porter
GILLES GAGNON, MSC, MBA                 AEL - The Toronto Stock Exchange (TSE)      399 Park Avenue
Sherbrooke, Quebec                      AELA - The Nasdaq Stock Market, Inc.        New York, NY 10022-4690
President and                           (NASDAQ)                                    USA
Chief Operating Officer
                                        TRANSFER AGENT AND REGISTRAR              ANNUAL MEETING
DR. CLAUDE A. HARITON, PHD              National Bank Trust                       June 12, 2002, 10:30 a.m.
Sillery, Quebec                         1100 University Street                    Ecole des Hautes Etudes
Vice President and                      9th Floor                                 Commerciales
Chief Medical Officer                   Montreal, Quebec     H3B 2G7              Amphitheatre IBM
                                                                                  3000, chemin de la
NORMAND TREMBLAY                        AUDITORS                                  Cote Ste-Catherine
Sainte-Foy, Quebec                      PricewaterhouseCoopers LLP                Montreal, Quebec
Vice President, External Affairs        900 Rene-Levesque Blvd. East              H3T 2A7
                                        Suite 500
DENNIS TURPIN, CA                       Quebec, Quebec G1R 2B5
Sainte-Foy, Quebec
Vice President and                      INTELLECTUAL PROPERTY SOLICITORS
Chief Financial Officer                 Akin, Gump, Strauss,
                                        Hauer & Feld, LLP
ME CLAUDE VADBONCOEUR                   1700 Pacific Avenue,
Sainte-Foy, Quebec                      Suite 4100
Vice President,                         Dallas, TX 75201-4675 USA
Legal Affairs and
Corporate Secretary


54                                                     AETERNA LABORATORIES INC.

AETERNA'S SCIENTIFIC                         DR. GEORGES PELLETIER, MD, PHD,         INTERNAL MEMBERS :
ADVISORY BOARD                               Professor, Faculty of Medicine, Laval
                                             University, Researcher, Centre          DR. ERIC DUPONT, PHD,
EXTERNAL MEMBERS :                           Hospitalier                             Chairman and Chief Executive Officer
                                             Universitaire de Quebec (CHUQ), CHUL
DR. KENNETH ANDERSON, MD, MEDICAL            Pavillon, Quebec, Canada                DR. CLAUDE HARITON, PHD,
Director, Blood Component Laboratory,                                                Vice President and
Dept. of Medical Oncology,                   DR. LEE S. ROSEN, MD                    Chief Medical Officer
Dana-Farber Cancer Institute, Division       Assistant Professor
of Tumor Immunology, Boston, MA, USA         UCLA-Jonsson Cancer                     DR. PIERRE FALARDEAU, PHD,
                                             Comprehensive Center                    Vice President, Scientific Affairs
DR. GERALD BATIST, MD, CM, FACP,             Director, Novel Therapeutics
Director of the McGill Center for            Cancer Program                          DR. PIERRE CHAMPAGNE, MD,
Translational Research in Cancer and         Los Angeles, CA, USA                    Senior Medical Director
Professor, Department of Oncology
and Medicine, McGill University, Jewish      DR. DANIEL SAUDER, MD, FRCPC, FACP,     MR. LAURENT HARVEY, MSC,
General Hospital, Montreal, Canada           Professor and Chairman, School of       Senior Director, Clinical Operations
                                             Medicine, Department of Dermatology,
DR. RICHARD BELIVEAU, PHD, Director          John Hopkins University, Baltimore, MD,
of the Molecular Oncology Laboratory         USA
of the Cancer Research Centre,
Sainte-Justine Hospital, Montreal, Canada    DR. DILIP PATEL, MD,
                                             Program Director Hematology and
DR. FRANCOIS BERGER, MD, PHD,                Oncology, North Shore Long Island
Professor, INSERM U318,                      Jewish Health System, New Hyde Park,
Centre hospitalier                           New York, USA
universitaire, Grenoble, France
                                             DR. JANICE P. DUTCHER, MD, Associate
DR. W.K. (BILL) EVANS, MD, FRCPC,            Director, Clinical Affairs and Professor of
Executive Vice President, Clinical           Medicine, Comprehensive Cancer Center,
Programs, Cancer Care Ontario,               Our Lady of Mercy Medical Center,
Toronto, Canada                              New York, USA


AETERNA LABORATORIES INC.                                                     55

                                   AE-941 and AE-941/Neovastat are trademarks of
                                                       AEterna Laboratories Inc.

                     On peut obtenir le present rapport en francais sur demande.

                                                                       EXHIBIT 5

[PRICEWATERHOUSECOOPERS LOGO]

                                               PRICEWATERHOUSECOOPERS LLP
                                               CHARTERED ACCOUNTANTS
                                               900 Rene-Levesque Blvd East
                                               Suite 500
                                               Quebec, Quebec
                                               Canada G1R 2B5
                                               Telephone + 1 (418) 522 7001
                                               Facsimile + 1 (418) 522 5663



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of AEterna Laboratories Inc. for the year ended December 31, 2001 of our report dated January 25, 2002 relating to the consolidated financial statements for the three-years ended December 31, 2001.

[SIGNATURE PRICEWATERHOUSECOOPERS LLP]


PricewaterhouseCoopers LLP


Quebec, Quebec, Canada
May 16, 2002



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

                                                                       EXHIBIT 6


                           [AETERNA LABORATORIES LOGO]

================================================================================
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR
================================================================================



                                                       AETERNA LABORATORIES INC.



April 24, 2002

                           [AETERNA LABORATORIES LOGO]

                    NOTICE OF THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of AEterna Laboratories Inc. (the "Corporation") will be held at Amphitheatre IBM of the Ecole des Hautes Etudes Commerciales de Montreal, 3000
Cote-Sainte-Catherine Road, Montreal, Quebec, on Wednesday June 12, 2002, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2001, and the auditors' report thereon;

2.   to elect directors;

3.   to appoint auditors and authorize the directors to fix their compensation;

4. to ratify and approve amendments to the Stock Option Plan of the Corporation, namely to increase the number of Subordinate Voting Shares available for issuance under such plan; and

5.   to consider any other item which may properly come before the meeting.

     Enclosed is a copy of the 2001 Annual Report of the Corporation including the financial statements and the auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy.


By Order of the Board of Directors,



Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

Quebec, Quebec, April 24, 2002

     SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE STAMPED ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF NATIONAL BANK TRUST INC., 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, H3B 2G7, NO LATER THAN AT THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     AETERNA LABORATORIES INC., 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC, QUEBEC, G1P 4P5

                            MANAGEMENT PROXY CIRCULAR


1.   SOLICITATION OF PROXIES

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY THE MANAGEMENT OF AETERNA LABORATORIES INC. (THE "CORPORATION"), OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING"), TO BE HELD ON WEDNESDAY, JUNE 12, 2002, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING OR ANY ADJOURNMENT THEREOF.

     Unless otherwise indicated, the information contained in this Circular is given as of April 17, 2002.

     The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding Multiple Voting Shares or Subordinate Voting Shares on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the cost of solicitation, which should be minimal.


2.   APPOINTMENT OF PROXYHOLDERS

     THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER MAY APPOINT A PERSON OTHER THAN THE PERSONS INDICATED IN THE SAID FORM TO ACT AS HIS/HER PROXYHOLDER. TO DO SO, THE SHAREHOLDER MUST WRITE THE NAME OF SUCH PERSON IN THE APPROPRIATE SPACE ON THE FORM OF PROXY. In order to ensure they are counted, completed proxies must be received at the office of National Bank Trust Inc., 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.


3.   REVOCATION OF PROXIES

     A shareholder giving a proxy may revoke it at all times by a document signed by him/her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Secretary of the Corporation at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.


4.   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The shares conferring voting rights at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share confers the right to 10 votes and each Subordinate

Voting Share confers the right to one vote. On April 17, 2002, there were 4,852,723 Multiple Voting Shares and 35,598,296 Subordinate Voting Shares outstanding.

     Holders of Multiple Voting Shares and Subordinate Voting Shares entered on the list of shareholders compiled at the close of business (Montreal time), on May 3, 2002 (the "Record Date"), will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

     To the knowledge of the directors and officers of the Corporation, the only persons who are beneficial owners of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to each class of participating and issued and outstanding shares of the Corporation are:


NAME OF SHAREHOLDER            SUBORDINATE VOTING SHARES       MULTIPLE VOTING SHARES        TOTAL PERCENTAGE OF
                                                                                                VOTING RIGHTS
----------------------------  ----------------------------   ----------------------------  -------------------------
                                   (#)             (%)              (#)          (%)                   (%)
Eric Dupont                        151,200        0.42           4,850,623      99.96                57.84

SGF Sante inc.*                  5,333,334       14.98                   -          -                 6.34

Fonds de solidarite (FTQ)*       4,996,525       14.04                   -          -                 5.94

* 4,000,000 of these 5,333,334 Subordinated Voting Shares (in the case of SGF Sante inc. (?SGF Sante?), a subsidiary of the Societe Generale de Financement du Quebec) and 3,333,334 of these 4,996,525 Subordinate Voting Shares (in the case of the Solidarity Fund (QFL) ("Fund QFL")) were issued on April 9, 2002, in connection with a total overall investment of $55 million from these investors in the Corporation in the form of a private placement in Subordinate Voting Shares with attached warrants. In respect to this placement, SGF Sante and Fund QFL have reached an agreement with Dr. Eric Dupont whereby Dr. Dupont specifically agreed that, so long as he holds the majority of votes attached to all voting shares of the Corporation, he will not vote in favour of specific significant events that concern the Corporation and its subsidiaries, without having received the prior approval of SGF Sante and/or Fund QFL.


5.   PRESENTATION OF THE FINANCIAL STATEMENTS

     The Annual Report including the audited consolidated financial statements of the Corporation for the year ended December 31, 2001 and the Auditors' report thereon will be submitted to the Meeting.


6.   EXERCISE OF VOTING RIGHTS BY PROXIES

     The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of all matters identified in the attached Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.


7.   ELECTION OF DIRECTORS

     Corporation by-laws provide that the Board of Directors of the Corporation is formed of at least five (5) and at most fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of the shareholders. The Corporation proposes the eight (8) persons named herebelow as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his successor is elected or appointed, unless his post is vacated earlier.

     Under the terms of a shareholders' agreement signed on November 12, 1999, between Fund QFL and the Corporation, Fund QFL was granted the right to designate one (1) member of the Board of Directors of the Corporation, provided that Fund QFL holds at least 499,999 Subordinate Voting Shares of the Corporation's capital stock. Likewise, under the terms of contractual agreements signed by the Corporation, SGF Sante and Dr. Eric Dupont, concerning, among other matters, the election of directors, provided SGF Sante holds at least 5% in number of the Corporation's voting shares issued and outstanding, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders, (i) one candidate designated by SGF Sante, provided that the candidate receives a favourable recommendation from the Corporate Governance Committee (this candidate will also be appointed to the Audit Committee and the Corporate Governance Committee of the Corporation), and
(ii), except for the 2002 annual meeting of the shareholders, one candidate jointly designated by SGF Sante and Dr. Eric Dupont, (b) the Corporation will solicit proxies from its shareholders for the election of such candidates as directors of the Corporation, and (c) Dr. Eric Dupont will exercise the voting rights conveyed by his shares, concerning any resolution bearing on the election of directors to be studied by the beneficial holders of any participating shares of the Corporation, in favour of the election of the candidates so designated. In this respect, and in accordance with the agreement mentioned above, Dr. Francis Bellido is the candidate currently designated by SGF Sante.

     UNLESS INSTRUCTIONS ARE GIVEN TO ABSTAIN FROM VOTING WITH REGARD TO THE ELECTION OF DIRECTORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE ELECTION OF THE EIGHT (8) NOMINEES WHOSE NAMES ARE SET OUT HEREINBELOW. MANAGEMENT OF THE CORPORATION DOES NOT FORESEE THAT ANY OF THE FOLLOWING NOMINEES LISTED BELOW WILL BE UNABLE OR, FOR ANY REASON, UNWILLING TO PERFORM HIS/HER DUTIES AS DIRECTOR. IN THE EVENT THAT THE FOREGOING OCCURS FOR ANY REASON, PRIOR TO THE ELECTION, THE PERSONS INDICATED ON THE ENCLOSED FORM OF PROXY RESERVE THE RIGHT TO VOTE FOR ANOTHER CANDIDATE OF THEIR CHOICE UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDER IN THE FORM OF PROXY TO ABSTAIN FROM VOTING IN THE ELECTION OF DIRECTORS.


     NAME AND PLACE OF                                                   DIRECTOR               NUMBER AND
         RESIDENCE                       PRINCIPAL OCCUPATION             SINCE            CLASS OF SHARES HELD
-----------------------------------------------------------------------------------------------------------------------
Marcel Aubut(1)                  Managing Partner                          1996      13,500 Subordinate Voting Shares
Sillery, Quebec                  Heenan Blaikie Aubut  (law firm)

Francis Bellido, PhD(3)          President and Chief Operating             2002      -------
Beaconsfield, Quebec             Officer
                                 SGF Sante Inc.

Stormy Byorum(4)                 Managing Partner                          2001      -------
New York, NY                     Violy, Byorum & Partners

Eric Dupont, PhD(2)              Chairman of the Board and Chief           1991      4,850,623 Multiple Voting Shares
Sainte-Petronille,               Executive Officer                                   151,200 Subordinate Voting
Ile d'Orleans, Quebec            AEterna Laboratories Inc.                           Shares

Gilles Gagnon(5)                 President and Chief Operating Officer     2002      3,950 Subordinate Voting Shares
Sherbrooke, Quebec               AEterna Laboratories Inc.

Jean-Claude Gonneau              General Manager                           1995      182,126 Subordinate Voting
Louveciennes, France             SG Cowen, Paris                                     Shares

Pierre Laurin, PhD(1)(2)(6)      Executive in Residence                    1998      -------
Verdun, Quebec                   Ecole des Hautes Etudes
                                 Commerciales (HEC)

Pierre MacDonald(1)(2)(7)        President and Chief Executive Officer     2000      4,500 Subordinate Voting Shares
Verdun, Quebec                   MacD Consult Inc.


(1)  Member of the Audit Committee

(2)  Member of the Corporate Governance Committee

(3) Since January 1, 2000, Dr. Bellido is acting as President and Chief Operating Officer of SGF Sante Inc. He had previously been in the employment of Societe Generale de Financement (SGF) since March 1999 as Vice President, Development, Health and, since 1997, Director, Strategy and Business Development, Internal Medicine for Eli Lilly, a worldwide pharmaceutical company in Indianapolis, USA.

(4) For the last five years, Ms. Byorum has been the Managing Partner of Violy, Byorum & Partners of New York, a strategic advisory and investment banking firm focused on Latin America that she co-founded in 1996.

(5) During the past five years, Mr. Gagnon has been acting as President and Chief Operating Officer of the Corporation since April 2002 and has been in the employment of the Corporation in several executive capacities since September 2000. Previously, in 1997, Mr. Gagnon was acting as Vice President, External Affairs at Novartis Pharma Canada Inc. prior to becoming a consultant in the pharmaceutical industry in April 1999.

(6) During the past five years, Dr. Laurin has been in the employment of Merrill Lynch Canada in several executive capacities, including that of Vice Chairman of the Board and President, Quebec.

(7) For the last five years, Mr. MacDonald has acted as President and Chief Executive Officer of MacD Consult Inc., a consulting firm in finance and international marketing.


     The Corporation does not have any direct information concerning shares beneficially owned by the above-mentioned persons or concerning shares over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

8.   EXECUTIVE COMPENSATION

A.   COMPENSATION OF DIRECTORS

     The outside directors have been granted 5,000 stock options by the Corporation to purchase Subordinate Voting Shares as an annual retainer for the year 2000. These options are governed by the Corporation's Stock Option Plan.

     Further to a revision of its directors' remuneration policy, the Corporation has also granted to each of its outside directors 15,000 stock options as an annual retainer for the years 2001, 2002 and 2003. Finally, the Corporation has granted on December 4, 2001, to each of its outside directors, 5,000 stock options as an additional compensation for the years 2002, 2003 and 2004. The outside directors are receiving since January 1, 2001, an attendance fee of $2,000 for each attended Board meeting. This fee is reduced to $500 per meeting for a director participating by telephone, teleconference or any other telecommunication device. Committee chairpersons receive an additional annual retainer of $5,000, since January 1, 2001, and an attendance fee of $1,000 is paid to each outside director attending Committee meetings, such fee being reduced to $500 for participation by telephone or by any other telecommunication device.

B.   COMPENSATION OF EXECUTIVE OFFICERS

     The table below shows detailed information on the compensation of the Chairman of the Board and Chief Executive Officer in 2001 as well as the four
(4) other most highly compensated executive officers (collectively, the "Named Executive Officers"), whose salaries and bonuses awarded exceeded $100,000 in 2001. The compensation is applicable to the 2001, 2000 and 1999 financial years.

     The aggregate amount of cash compensation paid by the Corporation to the Corporation's eight (8) executive officers in consideration of services rendered during the last financial year of the Corporation ended December 31, 2001 was $1,784,341.

                         SYNOPTIC TABLE OF COMPENSATION

=====================================================================================================================
                                       ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                               ----------------------------------------------------------------------------
                                                                            AWARDS              PAYOUTS
                                                                   --------------------------------------
                                                                    SECURITIES
                                                          OTHER       UNDER
                                                         ANNUAL      OPTIONS/     SUBORDINATE             ALL
   NAME AND PRINCIPAL                                 COMPENSATION     SARS      VOTING SHARES  LTIP      OTHER
       OCCUPATION        YEAR    SALARY       BONUS                  GRANTED       OR UNITS      PAYOUTS  BENEFITS
                                   ($)         ($)         ($)         (#)            ($)          ($)       ($)
--------------------------------------------------------------------------------------------------------------------
 Eric Dupont, PhD        2001    300,000     100,000        -        55,000            -            -         -
 Chairman of the Board   2000    245,833     100,000        -             -            -            -         -
 and Chief Executive     1999    175,000      50,000        -             -            -            -         -
 Officer

--------------------------------------------------------------------------------------------------------------------

 Gilles Gagnon           2001    173,958     100,000        -       125,000            -            -         -
 President and Chief     2000     50,000      25,000        -             -            -            -         -
 Operating Officer *     1999          -           -        -       100,000            -            -         -

--------------------------------------------------------------------------------------------------------------------

 Claude Hariton, PhD     2001    189,883      75,000        -        68,750            -            -         -
 Vice President and      2000    186,900      55,000        -             -            -            -         -
 Chief Medical Officer   1999    142,500      55,000        -       100,000            -            -         -

--------------------------------------------------------------------------------------------------------------------

 Dennis Turpin           2001    150,000      50,000        -        92,500            -            -         -
 Vice President and      2000    150,000      50,000        -             -            -            -         -
 Chief Financial         1999    150,000      50,000        -             -            -            -         -
 Officer

--------------------------------------------------------------------------------------------------------------------

 Claude Vadboncoeur      2001    150,000      50,000        -        62,500            -            -         -
 Vice President, Legal   2000    150,000      50,000        -             -            -            -         -
 Affairs and Corporate   1999    140,365      20,000        -        75,000            -            -         -
 Secretary

====================================================================================================================

(*)  In the year 2000, Mr. Gagnon has been employed by the Corporation for four
     (4) months. His annual salary was $150,000. In 1999 and up to his hiring in 2000, he was a consultant for the Corporation.

C.   STOCK OPTION PLAN

     The Corporation has established a stock option plan for the directors, executive officers, employees, members of the Scientific Advisory Board and persons providing continuous services to the Corporation (the "Plan") in order to attract and retain these persons, who will be motivated to work toward ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Subject to regulatory approval, the Board may, at any time, amend, suspend or terminate the Plan in whole or in part. Eligibility for the Plan will be determined by the Board of Directors or the Corporate Governance Committee, as the case may be.

     All of the options that are granted under the Plan may be exercised within a maximum period of 10 years following the date of their grant. The Board of Directors or the Corporate Governance Committee, as the case may be, designates, in its discretion, the option recipients to whom the stock options are granted and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date and any other question relating thereto, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the Subordinate Voting Shares may be purchased may not be lower than the reported closing price for the shares on the Toronto Stock Exchange, on the last trading day preceding the date of grant of the option, or, failing this, than the reported closing price for the shares on any other organized exchange on which the shares are primarily traded, on the last trading day preceding the date of grant. Any option issued is non-transferable.

     The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 3,007,537 shares. The maximum number of Subordinate Voting Shares that may be optioned in favour of any individual shall not exceed 5% of the number of outstanding shares.

     On February 28, 2002, the directors of the Corporation passed a resolution in order, among other things, to update and restate the Plan by setting the maximum number of Subordinate Voting Shares that are issuable under the Plan (Schedule "B"), the whole as more fully described in this Circular under item 14 entitled "Modifications to the Stock Option Plan". The confirmation of these modifications by the shareholders of the Corporation is solicited by this Management Proxy Circular.

OPTIONS GRANTED DURING THE LAST FINANCIAL YEAR

     The following table indicates the individual grants of securities to the Named Executive Officers during the financial year ended December 31, 2001. The aggregate number of Subordinate Voting Shares covered by options granted during that period was 1,441,350 at prices varying from $6.31 to $11.39 per share, establishing at 2,877,671 the total number of shares covered by options granted and outstanding pursuant to the Plan at December 31, 2001. No stock option is outstanding according to the options issued on an individual basis in 1995; all of these options have expired on December 31, 2001. During the financial year ended December 31, 2001, 802,170 options were exercised at prices varying from $3.75 to $10.03.


======================================================================================================================
                                           % OF TOTAL OPTIONS  EXERCISE PRICE      MARKET VALUE
                        SECURITIES UNDER     GRANTED DURING    OR BASIC PRICE      OF SECURITIES
         NAME            OPTIONS GRANTED     FINANCIAL YEAR       PER SHARE     UNDERLYING OPTIONS   EXPIRATION DATE
                                                                               ON THE DATE OF GRANT
                                                                                  ($ / SECURITY)
                               (#)                 (%)         ($ / SECURITY)
----------------------------------------------------------------------------------------------------------------------
  Eric Dupont, PhD           55,000                3.8              8.20               8.20         December 4, 2011
----------------------------------------------------------------------------------------------------------------------
  Gilles Gagnon              50,000                8.7              8.25               8.25         February 23, 2006
                             20,000                                 7.40               7.40           March 6, 2006
                             55,000                                 8.20               8.20         December 4, 2011
----------------------------------------------------------------------------------------------------------------------
  Claude Hariton, PhD        20,000                4.8              7.40               7.40           March 6, 2006
                             48,750                                 8.20               8.20         December 4, 2011
----------------------------------------------------------------------------------------------------------------------
  Dennis Turpin              50,000                6.4              7.40               7.40           March 6, 2006
                             42,500                                 8.20               8.20         December 4, 2011
----------------------------------------------------------------------------------------------------------------------
  Claude Vadboncoeur         20,000                4.3              7.40               7.40           March 6, 2006
                             42,500                                 8.20               8.20         December 4, 2011
======================================================================================================================

OPTIONS EXERCISED DURING THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

     The following table summarizes for each of the Named Executive Officers the number of shares acquired on options exercised, if any, during the financial year ended December 31, 2001, the aggregate value realized upon exercise, the total number of shares covered by unexercised options, if any, held at December 31, 2001, and the value of such unexercised options as at the same date.


======================================================================================================================
         NAME           SECURITIES ACQUIRED      AGGREGATE VALUE     UNEXERCISED OPTIONS AT    VALUE OF UNEXERCISED
                            ON EXERCISE             REALIZED                 FY-END            IN-THE-MONEY OPTIONS
                                                                                                    AT FY-END(1)
                                 #                     ($)                      #                       ($)

                                                                          EXERCISABLE /            EXERCISABLE /
                                                                          UNEXERCISABLE            UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
Eric Dupont, PhD             143,200(2)              725,190             100,000/55,000           490,000/71,500
----------------------------------------------------------------------------------------------------------------------
Gilles Gagnon                   nil                    nil               33,333/158,334           166,665/342,670
----------------------------------------------------------------------------------------------------------------------
Claude Hariton, PhD             nil                    nil                84,000/84,750           363,200/182,175
----------------------------------------------------------------------------------------------------------------------
Dennis Turpin                   nil                    nil                90,000/92,500           441,000/160,250
----------------------------------------------------------------------------------------------------------------------
Claude Vadboncoeur              nil                    nil                65,000/87,500           312,750/217,250
======================================================================================================================


------------------
(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of Subordinate Voting Shares on the Toronto Stock Exchange at December 31, 2001, namely $9.50 per share. These values have not been and may never be realized. The options have not been and may never be exercised; and actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will be realized. Values of unexercised options are based on the exercise prices varying from $4.60 to $8.25, as applicable at the specific grant dates.

(2)  The expiration date of these options was December 31, 2001.

D.   REPORT OF THE CORPORATE GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF THE COMMITTEE

     At December 31, 2001, the Corporate Governance Committee (the "Committee") was composed of:

     Dr. Eric Dupont, Dr. Pierre Laurin and Mr. Pierre MacDonald.

MANDATE OF THE COMMITTEE

     The Committee, which was formed on May 16, 1996, is entrusted with examining matters related to the appointment and compensation of executive officers of the Corporation, including that of the Chairman of the Board and Chief Executive Officer, in view of making recommendations to the Board. The Committee also reports to the Board on options awarded. It reviews the composition of the Board and of its committees and proposes and recommends candidates for election or appointment to the Board. Finally, the Committee is responsible for examining the terms and conditions of the aggregate compensation plans of the Corporation and to verify the competitiveness thereof in relation to companies carrying on activities similar to those of the Corporation.

EXECUTIVE COMPENSATION POLICY

     An aggregate compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

     In accordance with this policy, the compensation of the officers is based on three principal elements: the basic salary, the performance units and the award of stock options. The Corporation intends to pay a competitive aggregate compensation that includes an incentive related to the obtainment of corporate results in addition to a basic salary in accordance with a reference market. The incentive compensation is granted on the basis of criteria approved by the Committee.

SHORT-TERM INCENTIVE COMPENSATION

     The short-term incentive plan sets out the award of performance units in the form of guaranteed value stock options based on the achievement of the strategic objectives of the Corporation. These objectives are set at the beginning of each financial year as part of the revision of corporation strategies.

     In the case of the executive officers, the number of performance units in the form of exercisable stock options can be decreased according to the level of attainment of financial and strategic objectives of the Corporation.

LONG-TERM COMPENSATION OF EXECUTIVE OFFICERS

     The long-term component of the officers' aggregate compensation is exclusively based on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities.

CONTROL AND REVISION OF THE COMPENSATION PLAN

     The Committee must ensure that the compensation of the officers is consistent with the aggregate compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, in respect of a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

COMPENSATION OF THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

     The compensation of the Chairman of the Board and Chief Executive Officer is governed pursuant to an individual contractual agreement. On October 23, 1993, Dr. Eric Dupont signed an exclusive contract agreement with the Corporation having an initial term of five (5) years and renewable annually thereafter. This contract included a non-competition clause in favour of the Corporation.

CONCLUSION

     In accordance with the executive compensation policy, a significant portion of the compensation of the executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

     If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

     By the Committee:

     Eric Dupont
     Pierre Laurin
     Pierre MacDonald


9.   INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As at April 17, 2002, the directors and officers of the Corporation did not owe the Corporation any amount in respect of the purchase of securities of the Corporation or otherwise.


10.  PERFORMANCE GRAPH

     On December 31, 2001, the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange was $9.50 per share. The following graph shows the cumulative return of a $100 investment in Subordinate Voting Shares of the Corporation, made on December 31, 1996, initially, on the Montreal Exchange and as at December 6, 1999 on the Toronto Stock Exchange, (as of which date all trading had to be effected on the Toronto Stock Exchange) compared with the total return of the "TSE 300" index for each financial year shown on this graph.

                                  [GRAPH HERE]


11.  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In conformity with the rules of the Toronto Stock Exchange, the Corporation must disclose information as regards to its corporate governance practices as compared to the guidelines provided for in the Toronto Stock Exchange Company Manual (the "Guidelines"). The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. At its meeting of May 16, 1996, the Corporation's Board of Directors formed a Corporate Governance Committee. This Committee makes recommendations regarding the compliance of the Corporation's practices with the Guidelines adopted by the Toronto Stock Exchange and oversees disclosure obligations related thereto.

     The information provided by the Corporation with respect to each one of these Guidelines appears in Schedule "A".


12.  INSURANCE OF DIRECTORS AND OFFICERS

     The Corporation purchases liability insurance for the benefit of its directors and officers, which covers them against certain liabilities contracted by them in such capacity. In 2001, this insurance provided a maximum coverage of $20,000,000 per event and policy year. For the financial year ended December 31, 2001, the premium paid by the Corporation was $47,065. When the Corporation is authorized or required to indemnify insureds, a deductible of $10,000 applies.


13.  APPOINTMENT OF AUDITORS

     Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to fix their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year of the Corporation ended December 31, 1993.

     UNLESS INSTRUCTED TO ABSTAIN FROM VOTING WITH REGARD TO THE APPOINTMENT OF AUDITORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS.


14.  MODIFICATIONS TO THE STOCK OPTION PLAN

     During the annual and special meeting of the Corporation, the shareholders will be asked to consider, and if thought appropriate, to approve Resolution 2002-I providing for certain amendments to the Plan which the directors unanimously approved on February 28, 2002, subject to shareholders and regulatory approval.

     The material amendments proposed to be made to the Plan, which amendments are blacklined in the Plan annexed herewith as Schedule "C", are (i) to set the maximum number of Subordinate Voting Shares which may be set aside for issuance under the Plan at 3,285,101; and (ii) to modify the method for establishing the subscription price for each share covered by an option. Initially, the Plan was adopted by the Corporation on November 7, 1995, and was amended on June 18, 1997, May 5, 1999, June 8, 2000 and May 23, 2001, to increase the number of Subordinate Voting Shares issuable under the Plan.

     The Corporation, like others in the biopharmaceutical industry, considers the use of stock option plan to be an important means of attracting, retaining and motivating qualified personnel. Management is of the opinion that the fact that all of the Corporation's employees have options contributes to the success and rapid growth of the Corporation. In making the decision to amend the Plan, the Corporate Governance Committee and the Board of Directors considered a number of factors, including the number of options currently outstanding under the Plan, the Corporation's human resource requirements, competitive benchmarks and the anticipated need to grant options in the future. Based on a review of these factors, the directors have unanimously determined that the proposed changes, including, among other things, the setting of a maximum number of Subordinate Voting Shares reserved for issuance under the Plan, are both reasonable and in the best interests of the Corporation.

     The proposed new maximum is intended to allow the Corporation to continue (as has been the Corporation's practice in the past) to have 10% of the total of Multiple Voting Shares and Subordinate Voting Shares of the Corporation available for grant as options in the form of "Unexercised Options" and "Options Available for Issue". With the setting of a maximum number at 3,285,101, further to the inscription of 799,583 additional Subordinate Voting Shares, there will be 2,872,011 unexercised options outstanding at February 28, 2002 and 413,090 Subordinate Voting Shares available for issuance as new options. Thus, this new number of Subordinate Voting Shares available for the granting of stock options will represent 10% of the total issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as at February 28, 2002. Out of this total issued and outstanding shares of 32,851,019, 1,892,334 shares have been issued further to exercises of stock options since the enactment of the Plan and the granting of stock options on an individual basis in 1995.

     Resolution 2002-I has been pre-cleared by the Toronto Stock Exchange and must also be approved by the majority of the votes cast at the Meeting by all the shareholders of the Corporation present or represented by proxy.

     UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2002-I.


15.  SHAREHOLDER PROPOSALS FOR 2003

     Proposals from shareholders shall be submitted no later than January 24, 2003 in order that the Corporation may include them in the proxy solicitation circular to be issued for the Corporation's annual meeting of shareholders in 2003.


16.  ADDITIONAL INFORMATION

     The Corporation will provide the following documents to any person or company upon request to the Secretary of the Corporation, at its head office at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5:

(i) one copy of the comparative financial statements of the Corporation for its most recent financial year together with the report of the auditors thereon, both contained in the Corporation's 2001 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii) one copy of this Management Proxy Circular.

     In addition, the Annual Information Form will be available from the date of its filing with the securities commissions or similar authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.


17.  DIRECTORS' APPROVAL

     The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation as of April 22, 2002.

Dated at Quebec, April 24, 2002.



Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

                                   SCHEDULE A

                            AETERNA LABORATORIES INC.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

------------------------------------------- --------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES         COMMENTS
-------- ---------------------------------- --------------------------------------------------------------------------
1.       BOARD SHOULD EXPLICITLY ASSUME     The  mandate of the Board is to assume  stewardship  of the  Corporation's
         RESPONSIBILITY FOR STEWARDSHIP OF  overall  administration and to oversee the management of the Corporation's
         THE CORPORATION SPECIFICALLY FOR:  operations.
-------- ---------------------------------- --------------------------------------------------------------------------

         (a)   ADOPTION OF A STRATEGIC      Prior to the beginning of each financial year, the Board receives and
               PLANNING PROCESS             approves the annual budget and the strategic objectives of the
                                            Corporation, which are submitted to it by Management. In addition, significant matters such as those related to the annual budget, strategic investments, as well as capital and operating expenditures exceeding a certain threshold of materiality are submitted to the Board.
-------- ---------------------------------- --------------------------------------------------------------------------

         (b)   IDENTIFICATION OF            The Board identifies the Corporation's principal risks and manages these
               PRINCIPAL RISKS, AND         risks through regular appraisal of management's practices on an ongoing
               IMPLEMENTING RISK            basis.
               MANAGEMENT SYSTEMS
-------- ---------------------------------- --------------------------------------------------------------------------

         (c)   SUCCESSION PLANNING AND      When choosing senior management members, the Board strives for quality and
               MONITORING SENIOR            loyalty which are basic elements needed for the realization of the
               MANAGEMENT                   Corporation's objectives. Every year, the Corporate Governance Committee examines the performance, development and remuneration of senior executives in light of these objectives. The Board  contemplates studying succession planning in the course of next year.
-------- ---------------------------------- --------------------------------------------------------------------------

         (d)   COMMUNICATIONS POLICY        The Vice President and Chief Financial Officer is responsible for the communications between Management and the Corporation's current and potential shareholders and financial analysts. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to their release. In addition, all press releases of the Corporation are reviewed by the Vice President, Legal Affairs. The communications policy has been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.
-------- ---------------------------------- --------------------------------------------------------------------------

         (e)   INTEGRITY OF INTERNAL        The Audit Committee is responsible for assisting the Board in the
               CONTROL AND MANAGEMENT       fulfillment of its duties with respect to financial accounting and
               INFORMATION SYSTEMS          reporting practices as well as the adequacy and integrity of internal controls and of the management information systems.
-------- ---------------------------------- --------------------------------------------------------------------------

------------------------------------------- --------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES         COMMENTS
-------- ---------------------------------- --------------------------------------------------------------------------
2.       MAJORITY OF DIRECTORS SHOULD BE    The Board is composed of 8 directors, of which 6 are unrelated directors.
         "UNRELATED" (INDEPENDENT OF        The Chairman of the Board, Dr. Eric Dupont, is a significant shareholder
         MANAGEMENT AND FREE FROM           in the Corporation as he has the ability to exercise a majority of the
         CONFLICTING INTEREST) TO THE       votes for the election of the Board of Directors. The Board believes that
         CORPORATION AND THE CORPORATION'S  the current  majority of unrelated directors provides appropriate
         SIGNIFICANT SHAREHOLDER, IF ANY    independent representation for the public shareholders of the Corporation.
-------- ---------------------------------- --------------------------------------------------------------------------

3.       DISCLOSURE FOR EACH DIRECTOR       Dr. Eric Dupont - Related - Chairman of the Board and Chief Executive
         WHETHER HE OR SHE IS RELATED, AND  Officer of the Corporation.
         HOW THAT CONCLUSION WAS REACHED

                                            Mr. Gilles Gagnon - Related - President and Chief Operating Officer of
                                            the Corporation.

                                            For the remainder of the proposed directors, none of them or their associates have any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the
                                            Corporation, other than interests arising from shareholding.

                                            Marcel Aubut               Unrelated
                                            Francis Bellido            Unrelated
                                            Stormy Byorum              Unrelated
                                            Jean-Claude Gonneau        Unrelated
                                            Pierre Laurin              Unrelated
                                            Pierre MacDonald           Unrelated
-------- ---------------------------------- --------------------------------------------------------------------------

4.       (a)   APPOINT A COMMITTEE OF       At the present time,  the  Corporation  has no formal  procedures in place
               DIRECTORS RESPONSIBLE FOR    for recruiting new directors.  It nevertheless  proposes nominees annually
               PROPOSING TO THE FULL BOARD  for election to the Board and makes  recommendations as to the composition
               NEW NOMINEES TO THE BOARD    of the committees of the Board.
               AND FOR ASSESSING DIRECTORS
               ON AN ONGOING BASIS
-------- ---------------------------------- --------------------------------------------------------------------------

         (b)   COMPOSED EXCLUSIVELY OF      See item 4(a) above.
               NON-MANAGEMENT DIRECTORS,
               THE MAJORITY OF WHOM ARE
               UNRELATED
-------- ---------------------------------- --------------------------------------------------------------------------

------------------------------------------- --------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES         COMMENTS
-------- ---------------------------------- --------------------------------------------------------------------------
5.       IMPLEMENT A PROCESS FOR ASSESSING  The Corporate Governance Committee is responsible to develop and monitor
         THE EFFECTIVENESS OF THE BOARD,    the Board's corporate governance practices, the functioning of the Board
         ITS COMMITTEES AND DIRECTORS       and the powers,  mandates and  performance of the Committees.
-------- ---------------------------------- --------------------------------------------------------------------------

6.       PROVIDE ORIENTATION AND EDUCATION  The Board ensures that every new director possesses the capacities,
         PROGRAMS FOR NEW DIRECTORS         expertise, availability and knowledge required to fill this position adequately. The Corporation also offers an orientation and training program to new Board members.
-------- ---------------------------------- --------------------------------------------------------------------------

7.       CONSIDER REDUCING SIZE OF BOARD,   Management of the Corporation considers that the size of its Board is
         WITH A VIEW TO IMPROVING           adequate to maintain the Board's effectiveness and for the stewardship
         EFFECTIVENESS                      of the Corporation.

-------- ---------------------------------- --------------------------------------------------------------------------

8.       REVIEW COMPENSATION OF DIRECTORS  The Corporate Governance Committee reviews periodically the compensation
         IN LIGHT OF RESPONSIBILITIES AND  policies in light of market conditions and responsibilities. The Board
         RISKS                             has determined that the compensation paid to directors is adequate in light of their risks and responsibilities. Only non-related directors are compensated for acting as a director of the Corporation.
-------- ---------------------------------- --------------------------------------------------------------------------

9.       COMMITTEES OF THE BOARD SHOULD     The Board has two committees: the Audit Committee and the Corporate
         GENERALLY BE COMPOSED OF OUTSIDE   Governance Committee. These committees are  composed  of a majority of
         (NON-MANAGEMENT) DIRECTORS, A      non-management directors.
         MAJORITY OF WHOM ARE UNRELATED
                                            Both the Audit Committee and the Corporate Governance Committee consist of three members each.

                                                                 Audit Committee

                                            Marcel Aubut               Unrelated
                                            Pierre Laurin              Unrelated
                                            Pierre MacDonald           Unrelated

                                                             Corporate Governance Committee

                                            Eric Dupont                  Related
                                            Pierre Laurin              Unrelated
                                            Pierre MacDonald           Unrelated
-------- ---------------------------------- --------------------------------------------------------------------------

10.      BOARD SHOULD EXPRESSLY ASSUME      The Corporate Governance Committee is responsible for developing and
         RESPONSIBILITY FOR, OR ASSIGN TO   monitoring the Board's corporate governance practices.
         A COMMITTEE GENERAL
         RESPONSIBILITY FOR, THE
         APPROACH TO CORPORATE
         GOVERNANCE ISSUES
-------- ---------------------------------- --------------------------------------------------------------------------

------------------------------------------- --------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES         COMMENTS
-------- ---------------------------------- --------------------------------------------------------------------------
11.      (a)   DEFINE LIMITS TO
               MANAGEMENT'S
               RESPONSIBILITIES BY
               DEVELOPING MANDATES FOR:
-------- ---------------------------------- --------------------------------------------------------------------------

               (i)   THE BOARD              The Board oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the CANADA BUSINESS CORPORATIONS ACT and in accordance with the requirements of the said ACT. The Board meets regularly to consider particular issues or conduct specific review whenever deemed appropriate.
                                            Any responsibility, which is not delegated, to senior management or a committee of the Board remains the responsibility of the Board.
-------- ---------------------------------- --------------------------------------------------------------------------

               (ii) THE CEO                 There is no formal process of developing mandates for the CEO.
-------- ---------------------------------- --------------------------------------------------------------------------

         (b)   BOARD SHOULD APPROVE OR      The CEO and Management establish the corporate of the Corporation annually
               DEVELOP CEO'S CORPORATE      which, in turn, are expected to be implemented by the CEO.
               OBJECTIVES                   These objectives receive Board approval.
-------- ---------------------------------- --------------------------------------------------------------------------

12.      ESTABLISH PROCEDURES TO ENABLE     The Corporation does not currently have a member of the Board  that is
         THE BOARD TO FUNCTION              responsible for ensuring that the Board properly discharges its duties,
         INDEPENDENTLY OF MANAGEMENT        independent of management. The Board does not deem it necessary to add structures to those that already exist to ensure its independence vis-a-vis Management.
-------- ---------------------------------- --------------------------------------------------------------------------

13.      (a)   ESTABLISH AN AUDIT           The Audit Committee reviews the Corporation's annual and interim financial
               COMMITTEE WITH A             statements before they are approved by the Board, oversees management
               SPECIFICALLY DEFINED MANDATE reporting on internal audits and controls and reviews the comments of the external auditors regarding internal control procedures.

-------- ---------------------------------- --------------------------------------------------------------------------

         (b)   ALL MEMBERS SHOULD BE        The Audit Committee is composed of non-management directors.
               NON-MANAGEMENT DIRECTORS
-------- ---------------------------------- --------------------------------------------------------------------------

14.      IMPLEMENT A SYSTEM TO ENABLE       The Corporation has a practice of permitting the Board, any committee
         INDIVIDUAL DIRECTORS TO ENGAGE     thereof and any individual director to engage independent, external
         OUTSIDE ADVISORS, AT CORPORATION'S advisors at the Corporation's expense. Up to the present time, the
         EXPENSE                            members of the Board have not requested the assistance of an outside adviser.

-------- ---------------------------------- --------------------------------------------------------------------------

                                   SCHEDULE B

                                RESOLUTION 2002-1


RESOLVED AS RESOLUTION 2002-I :

     THAT the Corporation be and is hereby authorized to amend and restate its Stock Option Plan, substantially in the form of the amended and restated Stock Option Plan attached as Schedule "C" to the Management Information Circular of the Corporation dated April 24, 2002, in order to (i) set a maximum of Subordinate Voting Shares issuable thereunder at 3,285,101, further to the inscription of 799,583 additional Subordinate Voting Shares; and (ii) to introduce a change in the method for establishing the subscription price for each share covered by an option; and

     THAT any director or officer of the Corporation is hereby authorized and directed to sign and deliver for, and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this resolution.

                                   SCHEDULE C


-------------------------------------------------------------------------------
         STOCK OPTION PLAN OF
                              LES LABORATOIRES AETERNA INC.
-------------------------------------------------------------------------------


1.   PURPOSE OF THE PLAN

1.1 The purpose of the stock option plan for directors, officers, employees, members of the Scientific Board and suppliers of ongoing services (the "PLAN") of Les Laboratoires AEterna Inc. (the "CORPORATION") is to secure for the Corporation and its shareholders the benefit of an incentive interest in share ownership by directors, officers and employees of the Corporation and its Subsidiaries, as the case may be, and by the members of the Scientific Board and certain designated suppliers of ongoing services.


2.   ADMINISTRATION

2.1 The Plan shall be administered by the Corporation's Board of Directors (the "BOARD") or the Corporate Governance Committee, as the same may be constituted from time to time (the "COMMITTEE"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.


3.   SHARES SUBJECT TO THE PLAN

3.1 The shares subject to the Plan are the Subordinate Voting Shares (the "SHARES") of the Corporation. The total number of Shares that may be issued under the Plan shall not exceed 3,285,101 Shares of the Corporation and no Optionee (as defined hereinbelow) shall hold options to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time. All of the Shares covered by options that will have expired or have been cancelled without being exercised shall become reserved Shares for the purposes of options that may be subsequently granted under the terms of the Plan.


4.   GRANT OF OPTIONS

4.1 The Board or the Committee shall from to time designate the directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the members of the Scientific Board or suppliers of ongoing services to whom options shall be granted (an "OPTIONEE") and the number of Shares covered by each of such options. For the purposes of the Plan, "SUBSIDIARIES" shall mean any legal entity of which the Corporation holds or is the beneficiary, at any time, directly or indirectly, otherwise than as security only, of securities conferring over 50% of the votes enabling it to elect the majority of the directors of such entity as well as any current or future Subsidiary of such legal entity. Any Optionee may hold more than one option. However, no Optionee may hold options to purchase over five percent (5%) of the number of Shares issued and outstanding from time to time. The granting of each option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the subscription price, the terms and conditions of exercise of the option and the option period.


5.   SUBSCRIPTION PRICE

5.1 THE SUBSCRIPTION PRICE OF THE SHARES SUBJECT TO AN OPTION SHALL BE ESTABLISHED BY THE BOARD OR THE COMMITTEE AT THE TIME OF THE GRANT AND THIS PRICE SHALL NOT BE LESS THAN THE GREATER OF THE CLOSING PRICES OF THE SHARES ON THE TORONTO STOCK EXCHANGE AND THE NASDAQ NATIONAL MARKET ON THE LAST TRADING DAY PRECEDING THE DATE OF THE GRANTING OF THE OPTION (THE "GRANT DATE"). IF EITHER OF THESE EXCHANGES IS CLOSED OR IF THE SHARES
     DID NOT TRADE ON ONE OF THE TWO EXCHANGES ON THE LAST TRADING DAY PRECEDING THE GRANT DATE, THE SUBSCRIPTION PRICE SHALL BE THE CLOSING PRICE OF THE SHARES AT THE OPEN EXCHANGE ("SUBSCRIPTION PRICE").

     THE CLOSING PRICE OF THE SHARES SHALL BE CONVERTED INTO CANADIAN DOLLARS, WHEN THIS CONVERSION IS REQUIRED, AT THE NOON BUYING RATE OF THE BANK OF CANADA ON THE LAST TRADING DAY PRECEDING THE GRANT DATE ESTABLISHED IN THE PREVIOUS PARAGRAPH.


6.   OPTION PERIOD

6.1 Subject to the provisions of subsection 6.2, each option shall be exercisable during a period established by the Board or the Committee (the "OPTION PERIOD"); such period shall commence no earlier than the date of the granting of the option and shall terminate no later than ten years after such date.

6.2 Notwithstanding the provisions of subsection 6.1, an option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "EARLY EXPIRY DATE"), unless the Board or the Committee decides otherwise:

     6.2.1 (i) in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns or voluntarily leaves his employment with the Corporation or one of its subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for just cause, as the case may be, including, without limiting the scope of the foregoing, in the event of a breach of his obligations to the Corporation, or (ii) in the case where the Optionee is a director or a member of the Scientific Board of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its subsidiaries, the date on which such Optionee ceases to be a member of the relevant Board of Directors or the Scientific Board for any reason other than death;

     6.2.2 (i) in the case where the Optionee is an officer or employee, six (6) months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or (ii) in the case where the Optionee is a director or a member of the Scientific Board of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, six (6) months following the date on which such Optionee ceases to be a member of the relevant Board of Directors by reason of death;

     6.2.3 in the case where the Optionee is an officer or employee, thirty (30) days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in paragraphs 6.2.1 and 6.2.2, including, without limiting the scope of the foregoing, disability, long-term illness, retirement or early retirement; or

     6.2.4 in the case where the Optionee is a supplier of ongoing services, thirty (30) days following the date on which the Optionee ceases to act as a supplier of ongoing services to the Corporation or any of its Subsidiaries, as the case may be, for any cause or reason.

     Such rules shall not be interpreted in such a manner as to extend the Option Period beyond ten years.

6.3 All rights conferred by an option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.


7.   EXERCISE OF OPTIONS

7.1 Subject to the provisions of section 6, an option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise frequency established by the Board or the Committee and applicable at the time of the grant.

7.2 An option may be exercised by written notice to the Secretary of the Corporation. Such notice shall set forth the number of Shares subscribed and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Subscription Price. The Corporation shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than 10 business days following the receipt of such notice and cheque.


8.   NO ASSIGNMENT

8.1 No option or interest therein shall be assignable by the Optionee other than by will or the law of succession.

9.   NOT A SHAREHOLDER

9.1 An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her option until he/she shall have become the holder of record of such Shares.


10.  OFFER FOR SHARES OF THE CORPORATION

10.1 In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Corporation to each Optionee and all unexercised options will become exercisable immediately at the Subscription Price, but only to the extent necessary to enable an Optionee to tender his/her Shares in response to the offer should the Optionee so desire.


11.  EFFECTS OF ALTERATION OF CAPITAL STOCK

11.1 In the event of any change in the number of outstanding Shares of the Corporation by reason of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of Shares or other similar change, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of Shares issuable under the Plan or subject to outstanding options and in the Subscription Price of such Shares. Such adjustment will be definitive and mandatory for the purposes of the Plan.


12.  AMENDMENT AND TERMINATION

12.1 The Board may, at any time, with the prior approval of appropriate regulatory authorities, amend, suspend or terminate the Plan in whole or in part. Subject to the provisions of section 11, in the event of a material amendment (including an increase in the maximum number of Shares issuable under the Plan) or a reduction in the Subscription Price of an option, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained.

12.2 In addition to the foregoing, any material amendment to an option held by an insider (within the meaning of the SECURITIES ACT (Quebec), other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation) or an associate of an insider, including a change in the Subscription Price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to Shares beneficially owned by an Optionee and an Optionee's associates.

12.3 For the purposes of this section 12, an amendment does not include an accelerated expiry of an option by reason of the fact that an Optionee ceases to be a director, an officer, an employee or a member of the Scientific Board.

12.4 The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Shares are issued pursuant to the amended terms prior thereto.

13.  FINAL PROVISIONS

13.1 The Corporation's obligation to issue options granted or Shares under the terms of the Plan is subject to all of the applicable laws, regulations or rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares of the Corporation are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

13.2 The participation in the Plan of a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries shall be entirely optional and shall not be interpreted as conferring upon a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an officer or employee at any time. Any notice of dismissal given to an officer or employee at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment for purposes of the Plan.

13.3 No director, officer, employee or member of the Scientific Board of the Corporation or any of its Subsidiaries shall acquire the automatic right to be granted one or more options under the terms of the Plan by reason of any previous grant of options under the terms of the Plan.

13.4 The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

13.5 The Corporation and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries, and such persons are urged to consult their own tax advisors in such regard.

13.6 The Plan and any option granted under the terms of the Plan shall be governed and interpreted according to the laws of the Province of Quebec and the laws of Canada applicable thereto.

13.7 Once approved by the Corporation's shareholders, the Plan will modify the stock option plan adopted by the Corporation on November 7, 1995 as amended. This Plan confers no other advantage to the beneficiaries of the stock option plan.


Dated June 12, 2002

                                STOCK OPTION PLAN
                          OF AETERNA LABORATORIES INC.-
                          LES LABORATOIRES AETERNA INC.


                                SUBSCRIPTION FORM



                                                              (Date)


Les Laboratoires AEterna Inc.
1405 boul. du Parc-Technologique
Quebec, Quebec
G1P 4P5

Attention of the Secretary


     I the undersigned, ____________________, hereby subscribe for __________ Subordinate Voting Shares of Les Laboratoires AEterna Inc. (the "Corporation") under the terms of the Stock Option Plan of the Corporation, out of the ___________ Subordinate Voting Shares available for purchase by the undersigned, and I enclose herewith my certified cheque (or money order) made payable to the order of Les Laboratoires AEterna Inc., in the amount of_______________________ _________ dollars in payment of the said subscription.


                                      -----------------------------------
                                      (Signature)

                                      -----------------------------------
                                      (Full Address)

                                      -----------------------------------

                                      -----------------------------------
                                      (Telephone)



* The French version of this Schedule shall prevail.