Form 40-F
period 2002-12-31
AETERNA LABORATORIES INC
filed 2003-05-16
CIK 1113423

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

   For the fiscal year ended December 31, 2002 Commission File Number 0-30752

                            AETERNA LABORATORIES INC.

             (Exact name of registrant as specified in its charter)


                     CANADA                                            2834                                       NOT APPLICABLE
        (Province or other jurisdiction                    (Primary Standard Industrial                         (I.R.S. Employer)
       of incorporation or organization)                   Classification Code Number)                        Identification Number


                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                                 (418) 652-8525
   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                                   13th Floor
                            New York, New York 10011
                                 (212) 894-8638
                  (Name, address and telephone number of agent
                  for service of process in the United States)

                    Securities registered or to be registered
                     pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
  Not Applicable                                      Not Applicable

                    Securities registered or to be registered
                     pursuant to Section 12(g) of the Act.

                            SUBORDINATE VOTING SHARES
                          ----------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                              --------------------
                                (Title of Class)

                 For annual reports, indicate by check mark the
                       information filed with this Form:

       [X] Annual information form [X] Audited annual financial statements

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                35,961,927 Subordinate Voting Shares Outstanding
                  4,727,100 Multiple Voting Shares Outstanding
                            0 First Preferred Shares
                            0 Second Preferred Shares

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                              Yes ___ No X
                                            ---

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X  No
                                       ---    ---

                            AETERNA LABORATORIES INC.
                           ANNUAL REPORT ON FORM 40-F




                             CONTROLS AND PROCEDURES


     The Registrant's President and Chief Executive Officer and the Registrant's Vice President and Chief Financial Officer have concluded, based on their evaluation as of a date within 90 days of the filing date of this report, that the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) are effective. There have been no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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



                                                AETERNA LABORATORIES INC.



Date:  May  15, 2003                        By:    /S/ CLAUDE VADBONCOEUR
                                                -------------------------------------------------
                                                    Name:  Claude Vadboncoeur
                                                    Title:    Vice President, Legal Affairs
                                                              and Corporate Secretary

CERTIFICATIONS


I, Gilles Gagnon, President and Chief Executive Officer of AEterna Laboratories Inc., certify that:

     1. I have reviewed this annual report on Form 40-F of AEterna Laboratories Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

              a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: MAY 15, 2003
      ------------


/s/ GILLES GAGNON
-------------------------------------
Gilles Gagnon
President and Chief Executive Officer

I, Dennis Turpin, Vice President and Chief Financial Officer of AEterna Laboratories Inc., certify that:

     1. I have reviewed this annual report on Form 40-F of AEterna Laboratories Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

              a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:               MAY 15, 2003
      ----------------------------------------

/s/ DENNIS TURPIN
----------------------------------------------
Dennis Turpin
Vice President and Chief Financial Office

                                  EXHIBIT INDEX



       EXHIBIT NUMBER                                      DOCUMENT                                   PAGE NO.

             1                Annual Information Form of Registrant, dated May  9, 2003, for the year ended December 31, 2002

             2                Audited Consolidated Balance Sheets of Registrant, including the
                                       Notes thereto, as at December 31, 2002 and 2001 and
                                       Audited Consolidated Statements of Deficit, Consolidated
                                       Statements of Contributed Surplus, Consolidated
                                       Statements of Operations and Consolidated Statements of
                                       Cash Flows for the years ended December 31, 2002, 2001
                                       and 2000

             3                Annual Report of the Registrant for the year ended December 31,
                                       2002

             4                Management's Discussion and Analysis of Financial Condition and
                                       Results of Operations

             5                Consent of Independent Accountant

             6                CEO and CFO Certifications pursuant to Section 906 of
                                       Sarbanes-Oxley Act of 2002
