Form 40-F
period 2003-12-31
AETERNA LABORATORIES INC
filed 2004-05-21
CIK 1113423

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

For the fiscal year ended December 31, 2003       Commission File Number 0-30752

                            AETERNA LABORATORIES INC.

             (Exact name of registrant as specified in its charter)

           CANADA                            2834             NOT APPLICABLE
     (Province or other       (Primary Standard Industrial   (I.R.S. Employer)
       jurisdiction of         Classification Code Number) Identification Number
incorporation or organization)

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

                           SUBORDINATE VOTING SHARES
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

                 For annual reports, indicate by check mark the
                       information filed with this Form:

      [X] Annual information form        [X] Audited annual financial statements

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                45,330,992 Subordinate Voting Shares Outstanding
                      0 Multiple Voting Shares Outstanding
                            0 First Preferred Shares
                            0 Second Preferred Shares

             Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                        Yes             No   X
                            -----          -----

             Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                        Yes   X         No
                            -----          -----

                            AETERNA LABORATORIES INC.
                           ANNUAL REPORT ON FORM 40-F



                             CONTROLS AND PROCEDURES

         The Registrant's President and Chief Executive Officer and the Registrant's Vice President and Chief Financial Officer have concluded, based on their evaluation of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), that the Registrant's disclosure controls and procedures are effective as of the end of the period covered by this annual report on Form 40-F.

         There has been no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.


                             CODE OF ETHICAL CONDUCT

         On March 29, 2004, the Board of Directors adopted a "Code of Ethical Conduct", a copy of which is attached as Exhibit 7 to this annual report on Form 40-F and which also available on the Registrant's website at www.aeterna.com in Investors/Shareholder Info. The Code of Ethical Conduct is
---------------
a "code of ethics" as defined in paragraph (9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant's employees, directors and officers, including the Registrant's principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, G1P 4P5.

                                 AUDIT COMMITTEE

         The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of three members: Mr. Francis Bellido, Ms. Stormy Byorum and Mr. Pierre MacDonald. The Audit Committee is composed entirely of outside, non-management directors who are also unrelated directors. The Board of Directors is of the view that each of the members of the Audit Committee is "independent" within the meaning of Rules 4200 and 4200A of the Marketplace Rules of The Nasdaq Stock Market, Inc.

                        AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The name of the audit committee financial expert of the Registrant is Mr. Pierre MacDonald, the Audit Committee's Chairman. The Commission has indicated that the designation of Mr. MacDonald as the audit committee financial expert of the Registrant does not (i) make Mr. MacDonald an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. MacDonald that are greater than those imposed on him as a member of the audit committee and the Board of Directors in the absence of such designation; or
(iii) affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.


                                EXTERNAL AUDITORS

         PricewaterhouseCoopers LLP, Chartered Accountants, has acted as auditors of the Registrant since the financial year ended December 31, 1993.

         In addition to performing the audit of the Registrant's consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Registrant and billed the Registrant the following fees for each of the Registrant's two most recently completed financial years:

---------------------------------------------------------------------------------------------------------------------
                                                FINANCIAL YEAR ENDED                   FINANCIAL YEAR ENDED
                                                  DECEMBER 31, 2003                     DECEMBER 31, 2002
                 FEES                                    ($)                                   ($)
---------------------------------------------------------------------------------------------------------------------

Audit Fees(1)                                           333,329                                192,218
---------------------------------------------------------------------------------------------------------------------

Audit-Related Fees(2)                                     3,000                                  8,300
---------------------------------------------------------------------------------------------------------------------

Tax Fees(3)                                              45,616                                  8,475
---------------------------------------------------------------------------------------------------------------------

All other Fees(4)                                        60,850                                 16,207
---------------------------------------------------------------------------------------------------------------------

         TOTAL FEES:                                    442,795                                225,200
---------------------------------------------------------------------------------------------------------------------
ALL AMOUNTS ARE IN CANADIAN DOLLARS
---------------------------------------------------------------------------------------------------------------------

(1) Refers to all fees incurred in respect of audit services, being the professional services rendered by the Registrant's external auditor for the audit and review of the Registrant's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2) Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions.

(3)  Incurred in respect of tax compliance, tax planning and tax advice.

(4) Refers to all fees not included in audit fees, audit-related fees or tax fees.

                      PRE-APPROVAL POLICIES AND PROCEDURES


         The Registrant's Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The Audit Committee is determining which non-audit services the external auditor are prohibited from providing and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the external auditor.

         For the year ended December 31, 2003, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.


                         OFF-BALANCE SHEET ARRANGEMENTS


         There is no off-balance sheet arrangement as at December 31, 2003.



                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS


         In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 6 as set forth in the Exhibit Index attached hereto.

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



                                                AETERNA LABORATORIES INC.



Date:  May 18, 2004                         By:    /s/ Mario Paradis
                                                --------------------------------
                                                  Name:  Mario Paradis
                                                  Title: Senior Finance Director
                                                         and Corporate Secretary

                                  EXHIBIT INDEX



       EXHIBIT NUMBER                                      DOCUMENT                                   PAGE NO.
       --------------                                      --------                                   --------
             1                Annual Information Form of Registrant, dated May 14, 2004, for the year ended December 31, 2003

             2                Report of Independent Auditors

             3                Audited Consolidated Balance Sheets of Registrant, including the
                                       Notes thereto, as at December 31, 2003 and 2002 and
                                       Audited Consolidated Statements of Deficit, Consolidated
                                       Statements of Contributed Surplus, Consolidated
                                       Statements of Operations and Consolidated Statements of
                                       Cash Flows for the years ended December 31, 2003, 2002
                                       and 2001

             4                Annual Report of the Registrant for the year ended December 31,
                                       2003

             5                Management's Discussion and Analysis of Financial Condition and
                                       Results of Operations for the financial year ended
                                       December 31, 2003

             6                Consent of Independent Accountants

             7                Code of Ethical Conduct

            31.1              Certification of the Chief Executive Officer pursuant to
                                       Section 302 of Sarbanes-Oxley Act of 2002

            31.2              Certification of the Chief Financial Officer pursuant to
                                       Section 302 of Sarbanes-Oxley Act of 2002

            32.1              Certification of the Chief Executive Officer pursuant to
                                       Section 906 of Sarbanes-Oxley Act of 2002

            32.2              Certification of the Chief Financial Officer pursuant to
                                       Section 906 of Sarbanes-Oxley Act of 2002
