Form 40-F/A
period 2003-12-31
Aeterna Zentaris Inc.
filed 2004-10-22
CIK 1113423

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 40-F/A

                                AMENDMENT NO. 1

[Check one]
          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003       Commission File Number 0-30752

                              AETERNA ZENTARIS INC.
                   (Formerly named AEterna Laboratories Inc.)

             (Exact name of registrant as specified in its charter)

         CANADA                     2834                   NOT APPLICABLE
  (Province or other     (Primary Standard Industrial     (I.R.S. Employer
   jurisdiction of        Classification Code Number)   Identification Number)
   incorporation or
    organization)

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

                           Yes   X      No
                               -----       -----

                                EXPLANATORY NOTE


     The sole purposes of this Amendment No. 1 on Form 40F/A (this "Amendment") to the Annual Report on Form 40-F (the "Annual Report") of AEterna Zentaris Inc. (formerly named AEterna Laboratories Inc.) (the "Registrant") for the fiscal year ended December 31, 2003 is:

     (i) to include the disclosure provided under "Corporate Governance" below; and

     (ii) to amend and restate the certifications attached as Exhibits 31.1 and
31.2 to the Registrant's Annual Report to conform to the language set forth in General Instruction B.(6) of Form 40-F, and as provided in the final rule adopted by the Securities and Exchange Commission as set forth in Release No. 33-8238, entitled "Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports."

                            AETERNA LABORATORIES INC.
                        (NOW NAMED AETERNA ZENTARIS INC.)

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


                              CORPORATE GOVERNANCE

     The Registrant is in compliance with the corporate governance requirements of The Nasdaq Stock Market, Inc. ("NASDAQ") except for the requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 331/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 20% of the outstanding voting shares. The Registrant received an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant is consistent with generally accepted business practices in Canada, the Registrant's country of domicile, and with the Toronto Stock Exchange, the principal market on which the Registrant's voting shares are traded.


                             CODE OF ETHICAL CONDUCT

     On March 29, 2004, the Board of Directors adopted a "Code of Ethical Conduct", a copy of which is attached as Exhibit 7 to this annual report on Form 40-F and which is also available on the Registrant's website at www.aeternazentaris.com (formerly www.aeterna.com) in Investors/Shareholder Info. The Code of Ethical Conduct is a "code of ethics" as defined in paragraph
(9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant's employees, directors and officers, including the Registrant's principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, G1P 4P5.

                                 AUDIT COMMITTEE

     The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of three members: Mr. Francis Bellido, Ms. Stormy Byorum and Mr. Pierre MacDonald. The Audit Committee is composed entirely of outside, non-management directors who are also unrelated directors. The Board of Directors is of the view that each of the members of the Audit Committee is "independent" within the meaning of Rules 4200 and 4200A of the Marketplace Rules of NASDAQ.


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

                                   SIGNATURES


     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.



                                     AETERNA ZENTARIS INC.
                                     (formerly named AEterna Laboratories Inc.)



Date: October 22, 2004           By: /s/ Mario Paradis
                                     ----------------------------------------
                                     Name:  Mario Paradis
                                     Title: Senior Finance Director
                                            and Corporate Secretary

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