Form 40-F
period 2004-12-31
Aeterna Zentaris Inc.
filed 2005-04-01
CIK 1113423

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F

(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 0-30752

ÆTERNA ZENTARIS INC.
(Exact name of registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer) Identification Number

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(418) 652-8525
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8638
(Name, address and telephone number of agent for service of process in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Not Applicable	Name of each exchange on which registered Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

45,670,909 Common Shares Outstanding
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

Yes	☐	No	☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

ÆTERNA ZENTARIS INC.
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

Corporate Governance

        The Registrant is in compliance with the corporate governance requirements of The Nasdaq Stock Market, Inc. ("NASDAQ") except for the requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 33 1/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 20% of the outstanding voting shares. The Registrant received an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant is consistent with generally accepted business practices in Canada, the Registrant's country of domicile, and with the Toronto Stock Exchange, the principal market on which the Registrant's voting shares are traded.

Code of Ethical Conduct

        On March 29, 2004, the Board of Directors adopted a "Code of Ethical Conduct", which was amended by the Board of Directors on November 3, 2004 to increase the number of persons to whom violations should be reported, to delete the reference to the requirement that written certifications be provided to the Registrant and to make certain other changes with respect to the duty to report violations consistent (and in conformance) with applicable laws in Europe. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 8 to this annual report on Form 40-F and is also available on the Registrant's website at www.aeternazentaris.com in Investors/Shareholders Info. The Code of Ethical Conduct is a "code of ethics" as defined in paragraph (9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant's employees, directors and officers, including the Registrant's principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

Audit Committee Financial Expert

        The Board of Directors of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The name of the audit committee financial expert of the Registrant is Mr. Gérard Limoges, the Audit Committee's Chairman. The Commission has indicated that the designation of Mr. Limoges as the audit committee financial expert of the Registrant does not (i) make Mr. Limoges an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

Audit Committee, External Auditor's Fees and Pre-Approval Policies and Procedures

        The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board of Directors is of the view that each of the members of the Audit Committee is "independent" as defined by the Marketplace Rules of NASDAQ.

        Information regarding the composition of the Registrant's Audit Committee, the fees billed by the Registrant's external auditor for each of the years ended December 31, 2003 and 2004 and the pre-approval policies and procedures adopted by the Audit Committee is incorporated into this annual report on Form 40-F by reference from the Registrant's Management Proxy Circular dated March 7, 2005, which is filed as Exhibit 6 to this annual report on Form 40-F.

        For the year ended December 31, 2003 and 2004, none of the non-audit services provided by the Registrant's external auditor were approved by the Audit Committee pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services.

Off-Balance Sheet Arrangements

        There is no off-balance sheet arrangement as at December 31, 2004.

Documents Filed Pursuant to General Instructions

        In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 7 as set forth in the Exhibit Index attached hereto.

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

ÆTERNA ZENTARIS INC.
Date: March 31, 2005
	By:	/s/ MARIO PARADIS
	Name:	Mario Paradis
	Title:	Senior Finance Director and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form of Registrant, dated March 23, 2005, for the year ended December 31, 2004
2	Report of Independent Auditors
3
Audited Consolidated Balance Sheets of Registrant, including the Notes thereto, as at December 31, 2004 and 2003 and Audited Consolidated Statements of Deficit, Consolidated Statements of Contributed Surplus, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
4	Annual Report of the Registrant for the year ended December 31, 2004
5	Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2004
6	Registrant's Management Proxy Circular dated March 7, 2005
7	Consent of Independent Accountants
8	Code of Ethical Conduct, as amended on November 3, 2004
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

QuickLinks

ÆTERNA ZENTARIS INC. ANNUAL REPORT ON FORM 40-F Controls and Procedures
Corporate Governance
Code of Ethical Conduct
Audit Committee Financial Expert
Audit Committee, External Auditor's Fees and Pre-Approval Policies and Procedures
Off-Balance Sheet Arrangements
Documents Filed Pursuant to General Instructions
Undertaking and Consent to Service of Process
Signatures
EXHIBIT INDEX