Form 40-F
period 2005-12-31
Aeterna Zentaris Inc.
filed 2006-03-31
CIK 1113423

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 0-30752

ÆTERNA ZENTARIS INC.
(Exact name of registrant as specified in its charter)

CANADA	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1405, boul. du Parc-Technologique Québec, Québec Canada, G1P 4P5 (418) 652-8525	CT Corporation System 111 Eighth Avenue 13th Floor New York, NY 10011 (212) 894-8638
(Address and telephone number of Registrant's principal executive offices)	(Name, address and telephone number of agent for service of process in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
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

53,133,681 Common Shares Outstanding
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

Code of Ethical Conduct

        On March 29, 2004, the Board of Directors adopted a "Code of Ethical Conduct", which was amended by the Board of Directors on November 3, 2004 and on December 13, 2005. The December 13, 2005 amendment incorporates changes to the duty to report violations consistent with applicable laws. The Registrant has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to the Registrant's Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 8 to this annual report on Form 40-F and is also available on the Registrant's Web site at www.aeternazentaris.com in Investors/Governance. The Code of Ethical Conduct is a "code of ethics" as defined in paragraph (9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant's employees, directors and officers, including the Registrant's principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

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

        Information regarding the composition of the Registrant's Audit Committee, the fees billed by the Registrant's external auditor for each of the years ended December 31, 2004 and 2005 and the pre-approval policies and procedures adopted by the Audit Committee is incorporated into this annual report on Form 40-F by reference from the Registrant's Management Proxy Circular dated March 15, 2006, which is filed as Exhibit 6 to this annual report on Form 40-F.

        For each of the years ended December 31, 2004 and 2005, none of the non-audit services provided by the Registrant's external auditor were approved by the Audit Committee pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services.

Off-Balance Sheet Arrangements

        There is no off-balance sheet arrangement as at December 31, 2005.

Documents Filed Pursuant to General Instructions

        In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 7 as set forth in the Exhibit Index attached hereto.

2

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

3

Signatures

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ÆTERNA ZENTARIS INC.
Date: March 31, 2006	By:
		Name:	Mario Paradis
		Title:	Senior Finance Director and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form of Registrant, dated March 24, 2006, for the year ended December 31, 2005
2	Report of Independent Auditors
3
Audited Consolidated Balance Sheets of Registrant, including the Notes thereto, as at December 31, 2005 and 2004 and Audited Consolidated Statements of Deficit, Consolidated Statements of Contributed Surplus, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
4	Annual Report of the Registrant for the year ended December 31, 2005
5	Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2005
6	Registrant's Management Proxy Circular dated March 15, 2006
7	Consent of Independent Accountants
8	Code of Ethical Conduct, as amended on December 13, 2005
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

QuickLinks

ÆTERNA ZENTARIS INC. ANNUAL REPORT ON FORM 40-F
Controls and Procedures
Corporate Governance
Code of Ethical Conduct
Audit Committee Financial Expert
Audit Committee, External Auditor's Fees and Pre-Approval Policies and Procedures
Off-Balance Sheet Arrangements
Documents Filed Pursuant to General Instructions
Undertaking and Consent to Service of Process
Signatures
EXHIBIT INDEX