Form 40-F/A
period 2005-12-31
Aeterna Zentaris Inc.
filed 2006-07-05
CIK 1113423

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
ON
FORM 40-F/A
TO
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
Not Applicable
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form		☐ Audited annual financial statements

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

Corporate Governance

        The Registrant is in compliance with the corporate governance requirements of The Nasdaq Stock Market, Inc. ("NASDAQ") except as described below. The Registrant is not in compliance with the NASDAQ requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 33 1/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 20% of the outstanding voting shares. The Registrant received an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant is consistent with generally accepted business practices in Canada, the Registrant's country of domicile, and with the Toronto Stock Exchange, the principal market on which the Registrant's voting shares are traded.

        In addition, the Registrant follows certain of its home country practices in lieu of compliance with the NASDAQ requirements that: (i) independent directors of the Registrant have regularly scheduled meetings at which only independent directors are present ("executive sessions"); (ii) the compensation of the chief executive officer and the other executive officers of the Registrant be determined, or recommended to the Registrant's Board of Directors for determination, by a compensation committee comprised solely of independent directors; and (iii) the director nominees be selected, or recommended for selection by the Registrant's Board of Directors, by a nominations committee comprised solely of independent directors. The Chairman of the Board of the Registrant from time to time ensures that directors hold meetings at which senior management is not present, and the Registrant's Corporate Governance, Nominating and Human Resources Committee, which serves as the Registrant's compensation and nominations committee, is comprised of four members, three of whom are independent directors. See Annex A to the Registrant's Management Proxy Circular dated March 15, 2006, which is filed as Exhibit 6 to this annual report on Form 40-F. In accordance with applicable current NASDAQ requirements, the Registrant has provided to NASDAQ letters from outside counsel certifying that these practices are not prohibited by the Registrant's home country law.

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

2

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

ÆTERNA ZENTARIS INC.
Date: June 26, 2006	By:
		Name:	Mario Paradis
		Title:	Vice-President, Finance & Administration and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form of Registrant, dated March 24, 2006, for the year ended December 31, 2005*
2	Report of Independent Auditors*
3
Audited Consolidated Balance Sheets of Registrant, including the Notes thereto, as at December 31, 2005 and 2004 and Audited Consolidated Statements of Deficit, Consolidated Statements of Contributed Surplus, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003*
4	Annual Report of the Registrant for the year ended December 31, 2005*
5	Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2005*
6	Registrant's Management Proxy Circular dated March 15, 2006*
7	Consent of Independent Accountants*
8	Code of Ethical Conduct, as amended on December 13, 2005*
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002*
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002*
*
Previously filed.

QuickLinks

ÆTERNA ZENTARIS INC. ANNUAL REPORT ON FORM 40-F
Controls and Procedures
Corporate Governance
Code of Ethical Conduct
Audit Committee Financial Expert
Audit Committee, External Auditor's Fees and Pre-Approval Policies and Procedures
Off-Balance Sheet Arrangements
Documents Filed Pursuant to General Instructions
Undertaking and Consent to Service of Process
Signatures
EXHIBIT INDEX