Form 40-F
period 2006-12-31
Aeterna Zentaris Inc.
filed 2007-03-23
CIK 1113423

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[Check one]

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 0-30752

ÆTERNA ZENTARIS INC.

(Exact name of registrant as specified in its charter)

CANADA	2834	Not applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer)
of incorporation or organization)	Classification Code Number)	Identification Number

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(418) 652-8525

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

13th Floor

New York, New York 10011

(212) 894-8638

(Name, address and telephone number of agent for service of process in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

53,169,470 Common Shares Outstanding

0 First Preferred Shares

0 Second Preferred Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

ÆTERNA ZENTARIS INC.

ANNUAL REPORT ON FORM 40-F

Disclosure Controls and Procedures

The Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2006. Based on that evaluation, as of December 31, 2006, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada(1).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Registrant’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Registrant’s management has concluded that, as of December 31, 2006, the Registrant’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report

(1)             Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 24 to our consolidated financial statements included as exhibit 99.2 in this report.

was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Registrant’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None

Corporate Governance

The Registrant is in compliance with the corporate governance requirements of The Nasdaq Stock Market, Inc. (“NASDAQ”) except as described below. The Registrant is not in compliance with the NASDAQ requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 33 1/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 20% of the outstanding voting shares. The Registrant received an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant is consistent with generally accepted business practices in Canada, the Registrant’s country of domicile, and with the Toronto Stock Exchange, the principal market on which the Registrant’s voting shares are traded.

In addition, the Registrant follows certain of its home country practices in lieu of compliance with the NASDAQ requirements that: (i) independent directors of the Registrant have regularly scheduled meetings at which only independent directors are present (“executive sessions”); (ii) the compensation of the chief executive officer and the other executive officers of the Registrant be determined, or recommended to the Registrant’s Board of Directors for determination, by a compensation committee comprised solely of independent directors; and (iii) the director nominees be selected, or recommended for selection by the Registrant’s Board of Directors, by a nominations committee comprised solely of independent directors. The Chairman of the Board of the Registrant from time to time ensures that directors hold meetings at which senior management is not present, and the Registrant’s Corporate Governance, Nominating and Human Resources Committee, which serves as the Registrant’s compensation and nominations committee, is comprised of four members, three of whom are independent directors. See Annex A to the Registrant’s Management Proxy Circular dated March 9, 2007, which is filed as Exhibit 99.5 to this annual report on Form 40-F. In accordance with applicable current NASDAQ requirements, the Registrant has provided to NASDAQ letters from outside counsel certifying that these practices are not prohibited by the Registrant’s home country law.

Code of Ethical Conduct

On March 29, 2004, the Board of Directors adopted a “Code of Ethical Conduct”, which was amended by the Board of Directors on November 3, 2004, December 13, 2005 and March 2, 2007. The December 13, 2005 amendment incorporates changes to the duty to report violations consistent with applicable laws. The Registrant has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to the Registrant’s Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 99.7 to this annual report on Form 40-F and is also available on the Registrant’s Web site at www.aeternazentaris.com in Investors/Governance. The Code of Ethical Conduct is a “code of ethics” as defined in paragraph (9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant’s employees, directors and officers, including the Registrant’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The name of the audit committee financial expert of the Registrant is Mr. Gérard Limoges, FCA, the Audit Committee’s Chairman. The Commission has indicated that the designation of Mr. Limoges as the audit committee financial expert of the Registrant does not (i) make Mr. Limoges an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

Audit Committee, External Auditor’s Fees and Pre-Approval Policies and Procedures

The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board of Directors is of the view that each of the members of the Audit Committee is “independent” as defined by the Marketplace Rules of NASDAQ.

Information regarding the composition of the Registrant’s Audit Committee, the fees billed by the Registrant’s external auditor for each of the years ended December 31, 2005 and 2006 and the pre-approval policies and procedures adopted by the Audit Committee is incorporated into this annual report on Form 40-F by reference from the Registrant’s Management Proxy Circular dated March 9, 2007, which is filed as Exhibit 99.5 to this annual report on Form 40-F.

For each of the years ended December 31, 2005 and 2006, none of the non-audit services provided by the Registrant’s external auditor were approved by the Audit Committee pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services.

Off-Balance Sheet Arrangements

As at December 31, 2006, the off-balance sheet arrangement consist of letters of garantee. The off-balance sheet arrangements are described in note 23 to our consolidated financial statements which are filed as Exhibit 99.2 to this annual report on Form 40-F.

Contractual Obligations

The Registrant’s tabular disclosure of contractual obligations as of December 31, 2006 is incorporated into this annual report on Form 40-F by reference from the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006, which is filed as Exhibit 99.4 to this annual report on Form 40-F.

Documents Filed Pursuant to General Instructions

In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 99.6 as set forth in the Exhibit Index attached hereto.

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

ÆTERNA ZENTARIS INC.
Date: March 23, 2007	By:
	Name:	Mario Paradis
	Title:	Vice-President, Finance & Administration
and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.1	Annual Information Form of Registrant, dated March 23, 2007, for the year ended December 31, 2006
99.2

Audited Consolidated Balance Sheets of Registrant, including the Notes thereto, as at December 31, 2006 and 2005 and Audited Consolidated Statements of Deficit, Consolidated Statements of Contributed Surplus, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

99.3	Annual Report of the Registrant for the year ended December 31, 2006
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006
99.5	Registrant’s Management Proxy Circular dated March 9, 2007
99.6	Consent of Independent Accountants
99.7	Code of Ethical Conduct, as amended on March 2, 2007