Form 40-F/A
period 2006-12-31
Aeterna Zentaris Inc.
filed 2007-09-19
CIK 1113423

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment No. 1 to

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

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☒ Audited annual financial statements

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

Explanatory Note

This Amendment No.1 to Aeterna Zentaris Inc.’s Annual Report on Form 40-F for the year ended December 31, 2006 is being filed solely to include supplementary U.S. GAAP reconciliation information in accordance with Item 18 of Form 20-F. Note 24 to the Registrant’s consolidated financial statements filed on March 23, 2007 provided reconciliation information in accordance with Item 17 of Form 20-F; paragraphs (g) and (h) of Note 24 to the consolidated financial statements filed herewith as Exhibit 99.2 provide the additional information referred to in the previous sentence.

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

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report

(1)             Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement from generally accepted accounting principles in United States (“U.S. GAAP”) and a reconciliation to U.S. GAAP in accordance with Item18 of Form 20-F are set out in Note 24 to our consolidated financial statements included as Exhibit 99.2 to this annual report on Form 40-F.

2

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

3

Code of Ethical Conduct

On March 29, 2004, the Board of Directors adopted a “Code of Ethical Conduct”, which was amended by the Board of Directors on November 3, 2004, December 13, 2005 and March 2, 2007. The December 13, 2005 amendment incorporates changes to the duty to report violations consistent with applicable laws. The Registrant has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to the Registrant’s Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 99.7 to this annual report on Form 40-F and is also available on the Registrant’s Web site at www.aeternazentaris.com in Investors/Governance. The Code of Ethical Conduct is a “code of ethics” as defined in paragraph (9)(b) of General Instruction B to Form 40-F. The Code of Ethical Conduct applies to all of the Registrant’s employees, directors and officers, including the Registrant’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document to any person or company upon request to the Corporate Secretary of the Registrant, at its registered office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

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

4

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

5

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the Registrant’s Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ÆTERNA ZENTARIS INC.
Date: September 19, 2007	By:
	Name:	Mario Paradis
	Title:	Senior Vice-President, Finance & Administration
and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.1*	Annual Information Form of Registrant, dated March 23, 2007, for the year ended December 31, 2006
99.2

Audited Consolidated Balance Sheets of Registrant, including the Notes thereto, as at December 31, 2006 and 2005 and Audited Consolidated Statements of Deficit, Consolidated Statements of Contributed Surplus, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

99.3*	Annual Report of the Registrant for the year ended December 31, 2006
99.4*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006
99.5*	Registrant’s Management Proxy Circular dated March 9, 2007
99.6	Consent of Independent Accountants
99.7*	Code of Ethical Conduct, as amended on March 2, 2007

* Previously filed.