Form 20-F
period 2007-12-31
Aeterna Zentaris Inc.
filed 2008-03-28
CIK 1113423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Canada
(Jurisdiction of incorporation)

1405, Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	NASDAQ Global Market
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  53,187,470 common shares as of December 31, 2007.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act  Yes  ☐      No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐      No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒      No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in a definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F.  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or, or a non-accelerated filer.  See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by checkmark which financial statement item the registrant has elected to follow.  Item 17  ☐    Item 18  ☒

If this is an actual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐      No  ☒

Basis of Presentation

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F (“Form 20-F”) to the “Company”, “Æterna Zentaris Inc.”, “we”, “us”, “our” or similar words or phrases are to Æterna Zentaris Inc. and its subsidiaries, taken together.  In this Form 20-F, references to “$” and “US$” are to United States dollars and references to “C$” are to Canadian dollars.  Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2007.

Forward-Looking Statements

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

TABLE OF CONTENTS

GENERAL INFORMATION

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

A.            Directors and senior management.

Not applicable.

B.            Advisers.

Not applicable.

C.            Auditors.

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

A.            Offer statistics.

Not applicable.

B.            Method and expected timetable.

Not applicable.

Item 3.   Key Information

A.            Selected financial data.

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects” of this annual report.

Consolidated Statements of Earnings Data:

Amounts under Canadian GAAP

(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2007	2006	2005	2004	2003
	$	$	$	$	$

Revenues	42,068	38,799	44,813	42,972	32,897
Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250	7,992	4,821
Selling, general and administrative	20,403	16,478	14,403	13,137	11,044
Research and development costs	39,248	27,422	25,544	23,431	31,873
Research and development tax credits and grants	(2,060)	(1,564)	(317)	(845)	(672)
Depreciation and amortization
Property, plant and equipment	1,562	2,816	1,665	1,958	2,429
Intangible assets	4,004	6,148	4,279	4,178	3,866
Impairment of long-lived asset held for sale	735	—	—	—	—

	76,822	62,570	53,824	49,851	53,361

Loss from operations	(34,754)	(23,771)	(9,011)	(6,879)	(20,464)

Other revenues (expenses)
Interest income	1,904	1,441	1,235	1,286	1,258
Interest expense
Long-term debt and convertible term loans	(85)	(1,270)	(6,979)	(4,150)	(2,579)
Other	—	(163)	(31)	(69)	(481)
Foreign exchange (loss) gain	(1,035)	319	(87)	(491)	(103)
Loss on disposal of equipment	(28)	—	—	—	—
Gain on disposal of a long-term investment	—	409	—	—	—

	756	736	(5,862)	(3,424)	(1,905)

Share in the results of an affiliated company	—	1,575	—	—	—

Loss before income taxes	(33,998)	(21,460)	(14,873)	(10,303)	(22,369)

Income tax recovery (expense)	1,961	29,037	(609)	(273)	(823)

Net (loss) earnings from continuing operations	(32,037)	7,577	(15,482)	(10,576)	(23,192)

Net (loss) earnings from discontinued operations	(259)	25,813	26,053	6,151	3,108

Net (loss) earnings	(32,296)	33,390	10,571	(4,425)	(20,084)

Net (loss) earnings per share from continuing operations
Basic	(0.61)	0.14	(0.34)	(0.23)	(0.54)
Diluted	(0.61)	0.14	(0.34)	(0.23)	(0.54)

Net (loss) earnings per share from discontinued operations
Basic	(0.00)	0.50	0.57	0.13	0.07
Diluted	(0.00)	0.48	0.57	0.13	0.07

Net (loss) earnings per share
Basic	(0.61)	0.64	0.23	(0.10)	(0.47)
Diluted	(0.61)	0.62	0.23	(0.10)	(0.47)

Weighted average number of shares
Basic	53,182,803	52,099,290	46,139,814	45,569,176	42,993,432

Diluted	53,182,803	52,549,260	46,139,814	45,569,176	42,993,432

Amounts under U.S. GAAP

	2007	2006	2005	2004	2003
	$	$	$	$	$

Net earnings (loss) for the year	(37,428)	34,262	15,970	(2,082)	(29,469)
Out of which:
Net earnings (loss) from:
continuing operations	(36,415)	8,449	(10,083)	(8,158)	(32,609)
discontinued operations	(1,013)	25,813	26,053	6,076	3,140

Net earnings (loss) per share from continuing operations
Basic	(0.68)	0.16	(0.22)	(0.18)	(0.76)
Diluted	(0.68)	0.16	(0.22)	(0.18)	(0.76)

Net (loss) earnings per share from discontinued operations
Basic	(0.02)	0.50	0.56	0.13	0.07
Diluted	(0.02)	0.49	0.56	0.13	0.07

Net (loss) earnings per share
Basic	(0.70)	0.66	0.34	(0.05)	(0.69)
Diluted	(0.70)	0.65	0.34	(0.05)	(0.69)

Weighted average number of shares
Basic	53,182,803	52,099,290	46,139,814	45,569,176	42,993,432

Diluted	53,182,803	52,549,260	46,139,814	45,569,176	42,993,432

Consolidated Balance Sheet Data:

Amounts under Canadian GAAP

	2007	2006	2005	2004	2003
	$	$	$	$	$
Cash and cash equivalents	10,272	8,939	12,234	13,568	7,454
Short-term investments	31,115	51,550	22,370	22,477	26,253
Working capital	37,325	85,413	99,502	60,291	46,401
Total assets	123,363	223,491	419,785	290,539	187,487
Long-term debt	—	687	29,866	17,398	14,656
Share capital	30,566	168,466	130,344	127,585	118,915
Shareholder’s equity	88,591	178,879	109,531	100,076	79,945

Amounts under U.S. GAAP

	2007	2006	2005	2004	2003
	$	$	$	$	$
Cash and cash equivalents	10,272	8,939	12,234	13,568	7,454
Short-term investments	31,115	51,550	22,370	22,477	26,253
Working capital	37,325	85,413	99,502	60,291	46,401
Total assets	109,182	209,143	404,587	271,440	171,399
Long-term debt	—	687	30,858	19,986	17,876
Share capital	22,589	160,489	129,750	126,991	125,731
Shareholder’s equity	74,410	169,704	99,797	86,659	82,128

Note:                   The 2003 balance sheet data were originally reported in Canadian dollars. These amounts have been translated to U.S. dollars using the exchange rate as of December 31, 2003, which exchange rate was C$1.00 to US$0.6339.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk factors.

Risks Related to Us and Our Business

Investments in biopharmaceutical companies are generally considered to be speculative.

The prospects for companies operating in the biopharmaceutical industry may generally be considered to be uncertain, given the very nature of the industry and, accordingly, investments in biopharmaceutical companies should be considered to be speculative.

We have a history of operating losses and we may never achieve or maintain operating profitability.

Our product candidates remain at the development stage and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as of December 31, 2007, we had an accumulated deficit of approximately $43.0 million. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity. We do not expect to reach operating profitability in the immediate future, and our expenses are likely to increase as we continue to expand our research and development (“R&D”) and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. Even if we succeed in developing new commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our securities could result in a significant or total loss.

We do not have the required regulatory approvals to market certain of our product candidates, and we do not know if we will ever receive such approvals.

With the exception of Cetrotide® (cetrorelix) for the treatment of infertility, none of our product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Even if a product candidate is approved by the Food and Drug Administration (“FDA”), the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in our share price.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval for approved products or an extension of the review period for developmental products. Clinical trials are inherently lengthy, complex, expensive and uncertain processes. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in preclinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

•                  must meet the requirements of these authorities;

•                  must meet requirements for informed consent; and

•                  must meet requirements for good clinical practices.

We may not be able to comply with these requirements in respect of one or more of our product candidates.

In addition, we rely on third parties, including contract research organizations (“CROs”) and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in our share price.

If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we or third parties identify and enroll a specific number of patients. We or such third parties may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•                  design of the protocol;

•                  the size of the patient population;

•                  eligibility criteria for the study in question;

•                  perceived risks and benefits of the drug under study and of the control drug, if any;

•                  availability of competing therapies already approved;

•                  number of competing clinical trials ongoing in the same indication;

•                  efforts to facilitate timely enrollment in clinical trials;

•                  patient referral practices of physicians; and

•                  availability of clinical trial sites.

If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our agreement to conduct costly post-marketing follow-up studies to monitor the safety or efficacy of the products. In addition, as a clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials.  In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

We, and our contract manufacturers, will be required to comply with applicable current Good Manufacturing Practice (“cGMP”) regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to:

•                  demonstration of clinical efficacy and safety;

•                  the prevalence and severity of any adverse side effects;

•                  limitations or warning contained in the product’s approved labeling;

•                  availability of alternative treatments for the indications we target;

•                  the advantages and disadvantages of our products relative to current or alternative treatments;

•                  the availability of acceptable pricing and adequate third-party reimbursement; and

•                  the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community which may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial conditions will be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. We cannot assure you that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in our share price.

We may not achieve our projected development goals in the time-frames we announce and expect.

We set goals and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, our share price would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.

The ability for us and/or our partners to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our partners to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S.A., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.

The biomedical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

We may not obtain adequate protection for our products through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including Æterna Zentaris, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Applications for patents and trademarks in Canada, the U.S.A. and in other foreign territories have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents and we may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. The patents issued or to be issued to us may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use and new formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.

In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents.  Our granted patents could also be challenged and revoked in opposition or nullity proceedings in certain countries outside the U.S.A. In addition, we may be required to disclaim part of the term of certain patents.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. Because patent applications in the United States and many other jurisdictions are typically not published until eighteen months after their first effective filing date, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. We seek to protect our unpatented proprietary information in part by requiring our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets. If we are unable to protect the confidentiality of our proprietary information and know-

how, competitors may be able to use this information to develop products that compete with our products and technologies, which could adversely impact our business.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products or methods may be found to infringe, or patents of which we are aware and believe we do not infringe but which we may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or methods are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or methods but which nonetheless provide support for a later drafted claim that, if issued, our products or methods could be found to infringe.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business. Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently issue and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations.

We have filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S.A. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademark applications will be registered in the U.S.A. or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. Except as expressly described in this annual report, we do not anticipate generating significant revenues from operations in the near future, and we have no other committed sources of capital.

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital, including anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the foreseeable future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•                  the duration and results of our clinical trials for cetrorelix, ozarelix and perifosine, as well as other product candidates going forward;

•                  unexpected delays or developments in seeking regulatory approvals;

•                  the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•                  other unexpected developments encountered in implementing our business development and commercialization strategies;

•                  the outcome of litigation, if any; and

•                  further arrangements, if any, with collaborators.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our share price.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•                  the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•                  the timing of regulatory submissions and approvals;

•                  the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•                  the revenue available from royalties derived from our strategic partners;

•                  licensing fees revenues;

•                  tax credits and grants (R&D);

•                  the outcome of litigation, if any;

•                  changes in foreign currency fluctuations;

•                  the timing of achievement and the receipt of milestone payments from current or future collaborators; and

•                  failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, our share price could fluctuate significantly or decline.

We will not be able to successfully commercialize our product candidates if we are unable to make adequate arrangements with third parties for such purposes.

We currently have a lean sales and marketing staff. In order to commercialize our product candidates successfully, we need to make arrangements with third parties to perform some or all of these services in certain territories.

We contract with third parties for the sales and marketing of our products. Our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

If we had to resort to developing a sales force internally, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies.

We are currently dependent on strategic partners and may enter into future collaborations for the research, development and commercialization of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks.

We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the research, development and commercialization of some of our product candidates. Our reliance on these relationships poses a number of risks.

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

These agreements also create certain risks. The occurrence of any of the following or other events may delay product development or impair commercialization of our products:

•                  not all of our strategic partners are contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with our product candidates, and, with respect to our strategic partnership agreements that do contain such contractual prohibitions or restrictions, prohibitions or restrictions do not always apply to our partners’ affiliates and they may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors, whose technologies or products may be competitive with ours;

•                  our strategic partners may under-fund or fail to commit sufficient resources to marketing, distribution or other development of our products;

•                  we may not be able to renew such agreements;

•                  our strategic partners may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of our products;

•                  our strategic partners may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry);

•                  delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

•                  disputes may arise between us and our strategic partners that could result in the delay or termination of the development or commercialization of our product candidates, resulting in litigation or arbitration that could be time-consuming and expensive, or causing our strategic partners to act in their own self-interest and not in our interest or those of our shareholders or other stakeholders.

In addition, our strategic partners can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new partner or abandon this product candidate which would likely cause a drop in our share price.

We have entered into important strategic partnership agreements relating to cetrorelix, ozarelix, perifosine and AEZS-130. Detailed information on our research and collaboration agreements is available in Note 24 of our annual audited consolidated financial statements as of and for the year ended December 31, 2007, included elsewhere in this annual report.

We have also entered into a variety of collaborative licensing agreements with various universities and institutes under which we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

In particular, we have entered into an agreement with Tulane University (“Tulane”), which provides for the payment by us of single-digit royalties on future worldwide net sales for all indications, except in the BPH indication, where it provides the payment of low single-digit royalties. Tulane is also entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by us from sub-licensees.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with cGCP guidelines and the investigational plan and protocols contained in an Investigational New Drug application (“IND”), or comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers, or partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

Our strategic partners’ manufacturing capabilities may not be adequate to effectively commercialize our product candidates.

Our manufacturing experience to date with respect to our product candidates consists of producing drug substance for clinical studies. To be successful, these product candidates have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Our strategic partners’ current manufacturing facilities have the capacity to produce projected product requirements for the foreseeable future, but we will need to increase capacity if sales continue to grow. Our strategic partners may not be able to expand capacity or to produce additional product requirements on favorable terms. Moreover, delays associated with securing additional manufacturing capacity may reduce our revenues and adversely affect our business and financial position. There can be no assurance that we will be able to meet increased demand over time.

We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.

The sale and use of our products, in particular our biopharmaceutical products, involve the risk of product liability claims and associated adverse publicity. Our risks relate to human participants in our clinical trials, who may suffer unintended consequences, as well as products on the market whereby claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling, buying or using our products. We manage our liability risks by means of insurance. We maintain liability insurance covering our liability for our preclinical and clinical studies and for our pharmaceutical products already marketed. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

Our business involves the use of hazardous materials which requires us to comply with environmental and occupational safety laws regulating the use of such materials.  If we violate these laws, we could be subject to significant fines, liabilities, or other adverse consequences.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or a failure to comply with environmental or occupational safety laws, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than the U.S. dollar (principally Euros) and we hold a significant portion of our cash, cash equivalents and debt in other currencies (principally Canadian dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.

We may not be able to successfully integrate acquired businesses.

Future acquisitions may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Risks Related to Our Shares

Our share price is volatile, which may result from factors outside of our control.  If we experience low trading volume or if our securities are delisted from the TSX or NASDAQ, you may have difficulty selling your shares.

During 2007, the closing price of our shares ranged from C$1.47 to C$5.10 per share on the Toronto Stock Exchange (“TSX”), and from $1.46 to $4.36 on the NASDAQ Global Market (“NASDAQ”).  Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us.  The biopharmaceutical sector in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment.  Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance.  Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

•                  clinical and regulatory developments regarding our product candidates;

•                  delays in our anticipated development or commercialization timelines;

•                  developments regarding current or future third-party collaborators;

•                  other announcements by us regarding technological, product development or other matters;

•                  arrivals or departures of key personnel;

•                  government regulatory action affecting our product candidates and our competitors’ products in the U.S.A., Canada and other countries;

•                  developments or disputes concerning patent or proprietary rights;

•                  actual or anticipated fluctuations in our revenues or expenses;

•                  general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•                  economic conditions in the U.S.A., Canada or abroad.

Our listing on both the TSX and NASDAQ may increase price volatility due to various factors including: different ability to buy or sell our shares; different market conditions in different capital markets; and different trading volume.  In addition, low trading volume may increase the price volatility of our shares.  A thin trading market could cause the price of our shares to fluctuate significantly more than the stock market as a whole.

In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

We must meet continuing listing requirements to maintain the listing of our shares on the TSX and NASDAQ.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share.  Our shares have recently closed below the $1.00 per share minimum for several consecutive days on the NASDAQ.  If the closing bid price falls below the $1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.  If our shares continue to close below $1.00 per share during the initial 180 day period following a notice of noncompliance from NASDAQ, we could transfer from the NASDAQ Global Market to the NASDAQ Capital Market.  Transferring from the NASDAQ Global Market to the NASDAQ Capital Market would provide us with an additional 180-day calendar day compliance period to regain compliance with the NASDAQ minimum bid price rule.  If our shares were delisted from TSX or NASDAQ, you may have difficulty in disposing of your shares.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by such shareholders could have an impact on our share price.

Our two largest shareholders, which held 18.65% and 16.57% of our outstanding shares as of December 31, 2007, have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by such shareholders could have an impact on our share price.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in our shares will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.

Item 4.   Information on the Company

A.            History and development of the Company.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization, primarily targeting the North American and European markets.

We were incorporated on September 12, 1990 under the laws of Canada. Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this annual report.

On December 30, 2002, we acquired Zentaris AG, a biopharmaceutical company based in Frankfurt, Germany. Zentaris was a spin-off of Degussa AG and Asta Medica GmbH, a former pharmaceutical company. With this acquisition, the Company changed its risk profile and inherited an extensive and robust product pipeline with capabilities from drug discovery to commercialization with a particular focus on endocrine therapy and oncology. As part of the acquisition, we also inherited a very experienced pharmaceutical team along with a network of strategic pharmaceutical partners. The total consideration paid for the acquisition of Zentaris was U.S.$51.9 million, net of cash and cash equivalents acquired of U.S.$2.3 million, of which an amount of U.S.$26.7 million was paid cash and the remaining amount of U.S.$25.2 million as balance of purchase price.

In May 2004, we changed our name to Æterna Zentaris Inc.

In early January 2005, we acquired Echelon Biosciences, Inc. inclusive of a product pipeline focused on the emerging field of transduction signalling technology. We completed the acquisition of 100% of the issued and outstanding common shares of Echelon for a total consideration of U.S.$2.9 million, of which an amount of U.S.$36,000 was paid cash, net of cash and cash equivalents acquired of U.S.$162,000, and the balance was paid through the issuance of 443,905 common shares of the Company.

On April 6, 2005, our former subsidiary Atrium Biotechnologies Inc. (now Atrium Innovations Inc.) (“Atrium”), completed its initial public offering in Canada and began trading on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “ATB”.

Throughout 2006, as part of a thorough, strategic planning process, our management and board of directors made the decision to spin-off Atrium in two phases. On September 19, 2006, we initiated the first phase, a secondary offering to sell 3,485,000 Subordinate Voting Shares of Atrium at a price of C$15.80 per share. This secondary offering closed on October 18, 2006, generating net proceeds of nearly $45 million to Æterna Zentaris. With this transaction closed, our remaining interest in Atrium was 11,052,996 Subordinate Voting Shares representing 36.1% of its issued and outstanding shares. Therefore, we no longer had a controlling interest in Atrium as of October 18, 2006.

The second phase was to distribute our remaining interest in Atrium to our Shareholders concurrently with a reduction of the stated capital of our common shares.

On December 15, 2006, our shareholders approved a reduction of the stated capital of our common shares in an amount equal to the fair market value of our remaining interest in Atrium by way of a special distribution in kind to all our shareholders. This special distribution was completed on January 2, 2007. For each common share held as of the record date of December 29, 2006, our shareholders received 0.2078824 Subordinate Voting Shares of Atrium. In May 2007, we opened an office in the U.S.A., located at 20 Independence Boulevard, Warren, New Jersey 07059-2731. We have two wholly-owned subsidiaries, Æterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany and Æterna Zentaris, Inc., based in Warren, New Jersey in the U.S.A.

From the formation of Atrium as our subsidiary in 1999 until the distribution of our remaining interest in Atrium on January 2, 2007, Atrium did not declare or pay any dividends to its shareholders. As a result of the disposition of our entire interest in Atrium, we did not have access to liquidity or cash flows generated by Atrium in 2007 nor will we in ensuing years. In addition, our results in 2007 are impacted by the disposition since Atrium’s net earnings are no longer included in our consolidated statement of operations. The net earnings previously generated by Atrium are presented as “Net earnings from discontinued operations” for the comparative years 2006 and 2005 in our consolidated financial statements.

During the last three years, we have advanced our product development pipeline with a specific focus on our lead product candidate cetrorelix along with our partnered late-stage programs, ozarelix and perifosine, as well as our targeted earlier-stage programs, as depicted in the chart reproduced under the heading, “Our Product Pipeline”

on page 20.

Our common shares are listed for trading on the TSX under the trading symbol “AEZ” and on the NASDAQ under the trading symbol “AEZS”.

B.            Business overview.

Recent Developments

Our Strategic Plan

On October 2, 2007, we presented a live webcast and conference call hosted by our President and Chief Executive Officer, David J. Mazzo, Ph.D., which highlighted the outcome of management’s review of our pipeline and business operations along with key elements of our new strategic plan to achieve our short-term and long-term objectives. Dr. Mazzo discussed in detail the fundamentals of our strategic plan, most notably that: (1) Æterna Zentaris’ long-term vision is to become a fully integrated biopharmaceutical company; and (2) The management team prioritized its pipeline, developed a strategic partnering strategy and ascribed a value to its most immediate asset, cetrorelix. Key highlights of management’s review include the following:

•                  Cetrorelix, currently in a Phase 3 program for benign prostatic hyperplasia (“BPH”), is our highest priority, being the product candidate with the largest combination of probability of success, proximity to launch and potential medical and commercial value. We are seeking a commercialization partner for cetrorelix, with the expectation of doing so within 12- 18 months prior to the anticipated launch.  After defining the critical path to registration, we expect to launch cetrorelix in the BPH indication in the second half of 2011.

•                   We will prioritize the advancement of preclinical and very early-stage development programs based on risk-adjusted maximum market potential.

•                   We have established a clear global partnering strategy moving forward. All commercially viable projects will be developed internally through proof-of-concept in humans. We consider Asia (especially Japan) as a market of interest for us.

•                   We will divest non-core assets in an effort to ensure focus on our lead value drivers as well as provide an opportunity to infuse non-dilutive sources of funds in to the Company.  We identified at that time our former subsidiary, Echelon Biosciences, our marketed product, Impavido® and the building in Quebec City as non-core assets.

Corporate Transactions

Sale of Miltefosine

On March 3, 2008, we announced that we had entered into a definitive purchase agreement with Paladin Labs Inc., whereby we agreed to sell to Paladin Labs Inc. all of the rights related to the manufacture, production, distribution, marketing, sale and/or use of our miltefosine product for an aggregate purchase price of C$9.125 million, subject to certain post-closing purchase price adjustments.

Sale of Echelon Biosciences

On December 3, 2007, we announced we had completed the sale of our Salt Lake City, Utah-based subsidiary, Echelon Biosciences Inc., to Frontier Scientific Inc. for a purchase price of U.S.$3.2 million including U.S.$0.6 million as contingent consideration.

Appointment of Key Executives and Changes to our Board of Directors

On March 27, 2007, we announced the appointment of David J. Mazzo, Ph.D. as our new President and Chief Executive Officer. Prior to joining us, Dr. Mazzo spent more than 20 years in the pharmaceutical industry, and he previously served as President and Chief Executive Officer of Chugai Pharma U.S.A. from April 2003 until March 2007. He also held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. with Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his education as a research fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

Shortly after the appointment of Dr. Mazzo, we established an office in Warren, New Jersey in the U.S.A.

On May 7, 2007, we announced the filling of two key management positions with the appointment of Ellen McDonald, M.B.A., as Senior Vice President, Business Operations and Chief Business Officer, and Nicholas J. Pelliccione, Ph.D., as Senior Vice President, Regulatory Affairs and Quality Assurance.

On August 14, 2007, we announced the appointments of Juergen Ernst as Chairman of our Board of Directors and David J. Mazzo, Ph.D., our President and Chief Executive Officer, to our Board of Directors. Mr. Ernst had served as our Vice Chairman since November 2005 and has 35 years of pharmaceutical industry experience, specifically corporate development and pharmaceutical product marketing expertise. He succeeds our founder, Eric Dupont, Ph.D., who served as our Executive Chairman since January 2003 and who stepped down from the Board of Directors on the same day.

On August 16, 2007, we completed the formation of our new management team with the announcement of Paul Blake, M.D. as Senior Vice President and Chief Medical Officer.

Our executive management team is now comprised of the following members:

•                  David J. Mazzo, Ph.D., President and Chief Executive Officer;

•                  Paul Blake, M.D., Senior Vice President and Chief Medical Officer;

•                  Jürgen Engel, Ph.D., Executive Vice President and Chief Scientific Officer;

•                  Ellen McDonald, M.B.A., Senior Vice President, Business Operations and Chief Business Officer;

•                  Mario Paradis, C.A., Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary;

•                  Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance; and

•                  Dennis Turpin, C.A., Senior Vice President and Chief Financial Officer.

On February 29, 2008, we announced that Mr. Paradis was resigning as Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary effective April 4, 2008.

Pipeline Developments

Cetrorelix:  In the first half of 2007, patient dosing commenced for our flagship product candidate, cetrorelix, a luteinizing hormone-releasing hormone (“LHRH”) antagonist, in the first of three clinical trials of an extensive Phase 3 program in BPH. The program will enroll a total of approximately 1,500 patients. This first trial will enroll approximately 600 patients and will primarily be conducted in the U.S.A. and Canada with the expectation to complete recruitment in the second quarter of 2008. Our partner Shionogi & Co (“Shionogi”) is currently conducting a 300-patient Phase 2b trial with cetrorelix for the treatment of BPH in Japan and plans to announce results of the trial in the third quarter of 2008.

Additionally, we announced the termination of the license and cooperation agreement for cetrorelix for all remaining indications, including endometriosis, with Solvay. We regained exclusive worldwide ex-Japan rights for cetrorelix in all indications, without any financial compensation payable to Solvay. Cetrorelix was not a priority for Solvay as it shifted its focus to newly defined therapeutic areas as a result of the acquisition of Fournier Pharma, which was announced in March 2005. We now have full rights ex-Japan to cetrorelix and are in the process of conducting an updated, comprehensive strategic analysis to determine how best to proceed with the development for the endometriosis indication.

Ozarelix:  Our partner, Spectrum Pharmaceuticals (“Spectrum”), presented an abstract outlining detailed Phase 2 BPH results for ozarelix, our fourth-generation LHRH/GnRH antagonist. Results indicated that ozarelix was well tolerated and demonstrated statistically significant as well as clinically meaningful efficacy in the treatment of lower urinary tract symptoms (“LUTS”) secondary to BPH. The abstract was presented at the American Urological Association (“AUA”) Annual Meeting in May 2007. In January 2007, a Phase 2b study in the BPH indication was initiated in the U.S.A. and Canada by our partner, Spectrum and results are expected to be announced in the second quarter of 2008.

Perifosine:  At the American Society of Clinical Oncology’s (“ASCO”) Annual Meeting, our partner, Keryx Biopharmaceuticals (“Keryx”), presented a poster outlining Phase 1 and Phase 2 results for perifosine, our oral anti-cancer signal transduction inhibitor compound, for the treatment of patients with advanced sarcoma. Results of the Phase 1 and Phase 2 studies of perifosine showed an overall clinical benefit rate (“CBR”) of 52%, which compares favorably with the activity of mTOR inhibitors. Our partner Keryx is conducting multiple Phase 1 and 2 clinical trials in monotherapy as well as in combination with chemotherapy and biologics for multiple cancers.

On November 14, 2007, we announced the completion of patient recruitment for our European multi-center Phase 2 trial in non-small cell lung cancer (“NSCLC”) with perifosine. This randomized, double-blind, placebo-controlled trial will assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC. The trial is being conducted in collaboration with the Netherlands Cancer Institute and we expect to announce top-line results at the end of 2008.

        AEZS-108:  Detailed, Phase 1 results for our targeted cytotoxic-LHRH analog conjugate, AEZS-108, were reported in female patients with cancers expressing LHRH at the ASCO Annual Meeting. Evidence of anti-tumor activity was found at 160 mg/m2 or 267 mg/m2 doses of AEZS-108, where 7 of 13 patients showed signs of tumor response, including three patients with complete or partial responses. On February 12, 2008, we reported that dosing of AEZS-108 commenced in a Phase 2 trial in endometrial and ovarian cancers. This open-label, non-comparative multicenter Phase 2 trial will treat up to 82 women with LHRH-receptor positive ovarian and endometrial cancerous tumors. The trial is being conducted in 15 centers in Europe.

AEZS-112:  This is a novel small molecule, anti-cancer drug in development involving two mechanisms of action: tubulin and topoisomerase II inhibition. On January 8, 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma and expect to announce top-line results at the end of 2008.

On October 25, 2007, we presented an abstract outlining novel data generated from three follow-up candidates of AEZS-112 at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. Following encouraging results, we will pursue further research aimed at selecting an AEZS-112 follow-up candidate for preclinical development in cancer.

Our Business Strategy

Our strategy is to advance our product development pipeline with a clear focus on our flagship product candidate, cetrorelix for the BPH indication as well as AEZS-108, our lead program in oncology for the treatment of endometrial and ovarian cancer. With the collective experience of our new management team in place and our expertise in drug discovery, pharmaceutical development and commercialization, we believe we are well positioned to execute our strategy.

Our foremost priority is cetrorelix for the BPH indication. Based on various third-party sources, such as BPH, Urologic Diseases in America 2004; NIH Publication 04-5512:43-67; The American Journal of Managed Care, the prevalence of BPH in 2007 in the U.S.A. is estimated to be 20 million individuals as defined by International Prostate Symptom Score (IPSS) >7. Additionally, it is estimated that approximately 5.6 million men will be treated in the U.S.A. for LUTS associated with BPH. The prevalence of BPH in the U.S.A. is expected to increase to 26.8 million in 2020, and the LUTS treated population to approximately 8 million men in 2020. The potential for base case peak annual sales of cetrorelix is over $500 million in the United States market alone. We intend to continue to diligently advance the cetrorelix Phase 3 program with the objective of filing a New Drug Application (“NDA”). We also have the intent to file in Europe a Marketing Authorization Application (“MAA”).

Our lead oncology product candidate, AEZS-108, currently in Phase 2 clinical trials, is our second priority.  AEZS-108 is currently dosing patients with endometrial and ovarian cancer in a multi-center trial in Europe with the expectation of reporting top-line results from this trial in early 2009.

We intend to further advance our earlier-stage product candidate with what we believe to be high potential,  namely, AEZS-112.

Additionally, we have a drug discovery unit which includes high throughput screening systems and a library of nearly 120,000 compounds. We also have several preclinical programs underway with targeted potential development candidates. Among the targets for which we expect to propose clinical development candidates in the coming years are: ghrelin receptor ligands, PI3K/Erk inhibitors, LHRH peptidomimetics and erucylphosphocholine derivatives.

Furthermore, we intend to continue marketing Cetrotide® (cetrorelix) in more than 80 countries, in collaboration with our partner, Merck Serono, on a world-wide ex-Japan basis, and with Shionogi in Japan.

We are currently in a phase in which our products and product candidates are being further developed or marketed jointly with strategic partners. We expect we will continue to engage strategic partnerships in the future as we move to realize our vision of becoming a fully integrated specialty biopharmaceutical company.

Our Product Pipeline

Pipeline Table

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) Erk & PI3K inhibitors (oncology) Ghrelin receptor ligands (endocrinology) AEZS-127 (oncology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (in vitro fertilization)

Partners
	AEZS-127: Keryx	AEZS-130: Ardana	Cetrorelix: Shionogi in Japan Ozarelix: Spectrum in North America and India, Nippon Kayaku in Japan Perifosine: Keryx in North America		Cetrotide®: Merck Serono (World ex- Japan) Shionogi (Japan)

LHRH Antagonists

Cetrorelix

Cetrorelix is a peptide-based active substance which was developed in cooperation with Nobel Laureate Professor Andrew Schally presently of the U.S.A. Veterans Administration-Miami, University of Miami, and formerly of Tulane University in New Orleans. This compound is a luteinising hormone releasing hormone (LHRH, also known as GnRH) antagonist that blocks the pituitary LHRH receptors resulting in a rapid decrease of sexual hormone levels. Moreover, cetrorelix allows the LHRH receptors on the pituitary gland to be blocked gradually. Conversely, the side effects usually associated with the use of agonists and resulting from total hormone withdrawal can be avoided in conditions that do not require a castrating degree of hormone withdrawal. Therefore, in contrast to treatment with agonists, LHRH antagonists permit dose-dependent hormone suppression which is of critical importance for the tolerability of hormonal therapy.

The mode of action of cetrorelix and the distinction between LHRH antagonists and LHRH agonists

LHRH is released by the hypothalamus in the brain and controls the production of sex hormones (i.e. testosterone in the testes and estrogen and progesterone in ovaries) via the activation of LHRH receptors located on the pituitary gland (hypophysis).

When using LHRH agonists, the LHRH receptors on the pituitary gland are stimulated leading to an initial increased secretion of the hormones luteinizing hormone (“LH”) and follicle stimulating hormone (“FSH”), which in turn regulate the formation of testosterone and estrogen. The increase or surge of hormonal levels induces a “flare-up” effect that can last up to three weeks until the pituitary markedly decreases the release of LH and FSH by desensitization and depletion of LHRH receptors (i.e. down-regulation) resulting in a considerable drop in testosterone and estrogen levels. Though the initial flare-up effect is limited in time, it can sometimes cause, depending on the nature and stage of the particular disorder, considerable additional symptoms or even life-threatening complications, which in turn require additional therapeutic intervention. By simultaneous administration of anti-androgens, the flare-up effect can be attenuated. However, this additional treatment also bears the risk of certain side effects, e.g. disturbances of the function of the stomach, intestines and liver.

During full hormone suppression, LHRH agonists reduce the male sex hormones to ranges below castration level. In women, the hormone levels are far below the ranges observed after the end of the climacteric. Treatment with an LHRH agonist, therefore, is regularly associated with side effects such as hot flashes, depression, muscle weakness, loss of libido and, particularly in women, osteoporosis and ovarian cysts. At the end of treatment, it takes several weeks for the hormone function to return to normal ranges. At the same time, an excessive rebound effect can lead to renewed deterioration of the symptoms.

We believe that cetrorelix, an LHRH antagonist, because of its different mode of action, can avoid the side effects associated with the administration of LHRH agonists. Since LHRH antagonists have a rapid onset of action, the treatment time to response with cetrorelix can be much shorter than with agonists. Moreover, in various clinical studies, the effect of cetrorelix therapy lasted much longer than that of hormone suppression, which consequently confirms the new therapeutic principle of intermittent treatment. Periods with moderate and well-tolerated hormonal suppression can be followed by intervals without treatment during which side effects are avoided and quality of life is restored. Since there is no necessity for long-term therapy and the overall treatment time is much shorter, the risks of side effects are also reduced. In particular, we also believe that the risk of developing osteoporosis in patients taking the cetrorelix therapy regimen is diminished.

Cetrorelix might therefore be useful in a variety of malignant and non-malignant indications in which a suppression of the pituitary-gonadal axis is desired. The degree of suppression of gonadotrophins and sex steroids required is dependent on the clinical circumstances and disease treated. For example, in patients undergoing controlled ovarian stimulation for assisted reproductive techniques, endogenous gonadotrophin secretion has to be controlled, whereas development of the follicle must not be adversely affected.

Cetrorelix in in vitro fertilization (COS/ART)

Cetrorelix is the first LHRH antagonist which was approved for therapeutic use as part of fertilization programs in Europe and was launched on the market under the trade name Cetrotide® (cetrorelix acetate) in 1999. In women who undergo controlled ovarian stimulation for recovery of ovocytes for subsequent fertilization, Cetrotide® helps prevent premature ovulation. LHRH is a naturally occurring hormone produced by the brain to control the secretion of LH and, therefore, final egg maturation and ovulation. Cetrotide® is designed to prevent LH production by the pituitary gland and to delay the hormonal event, known as the “LH surge” which could cause eggs to be released too early in the cycle, reducing the opportunity to retrieve the eggs for the assisted reproductive techniques procedure.

In comparison with LHRH agonists that require a much longer pre-treatment, the use of our LHRH antagonist, Cetrotide®, permits the physician to interfere in the hormone regulation of the women undergoing treatment much more selectively and within a shorter time.

The effectiveness of Cetrotide® has been examined in five clinical trials (two Phase 2 and three Phase 3 trials). Two dose regimens were investigated in these trials: either a single dose per treatment cycle or multiple dosing. In the Phase 2 studies, a single dose of 3 mg was established as the minimal effective dose for the inhibition of premature LH surges with a protection period of at least four days. When Cetrotide® is administered in a multi-dose regimen, 0.25 mg was established as the minimal effective dose. The extent and duration of LH suppression was found to be dose dependent. In the Phase 3 program, efficacy of the single 3 mg dose regimen and the multiple 0.25 mg dose regimen was established separately in two controlled studies utilizing active comparators. A third non-comparative study evaluated only the multiple 0.25 mg dose regimen of Cetrotide®. In the five Phase 2 and Phase 3 trials, 184 pregnancies were reported out of a total of 732 patients (including 21 pregnancies following the replacement of frozen-thawed embryos). In these studies, drug-related side effects were limited to a low incidence of injected site reactions; however, none of them was serious — such as an allergic type of reaction - or required withdrawal from treatment. No drug-related allergic reactions were reported from these clinical studies.

Cetrotide® is the only LHRH antagonist that is available in two dosing regimens. With an immediate onset of action, Cetrotide® permits precise control — a single dose (3 mg), which controls the LH surge for up to four days, or a daily dose (0.25 mg) given over a short period of time (usually five to seven days). The treatment with Cetrotide® can be accomplished during a one-month cycle with a simplified, more convenient and shorter treatment requiring fewer injections than LHRH agonists.

Cetrotide® is marketed in a 3 mg and a 0.25 mg subcutaneous injection as cetrorelix acetate by Merck Serono in the US and Europe. Approval for Cetrotide® in Japan was gained in April 2006. In September 2006, we announced the launch of Cetrotide® in Japan for in vitro fertilization. Cetrotide® is marketed in Japan by our partner Shionogi. We will receive revenue from the supply of Cetrotide® to our Japanese partners. The market competitor is ganirelix (Antagon™/Orgalutran®) from Akzo (Organon) indicated for the inhibition of premature LH surges in women undergoing controlled ovarian hyperstimulation, which, however, is not yet approved in Japan.

Partners for Cetrotide®

On August 2000, we entered into a commercialization agreement with Merck Serono for Cetrotide®. Under the terms of this agreement, we granted an exclusive license to Merck Serono to commercialize Cetrotide® for IVF/COS/ART worldwide ex-Japan and we are entitled to receive fixed and sales royalties from Merck Serono. The Japanese rights for this indication are held by Shionogi whereby, according to a commercialization agreement, we received transfer pricing from Shionogi.

Clinical Development Overview of Cetrorelix in BPH, Endometriosis and Uterine Myoma

In October 2004, cetrorelix completed an extensive program of seven Phase 2 trials in urology and gynaecology, a significant part of which was sponsored by our partner, at the time, Solvay.

Cetrorelix in BPH

BPH is a hormone-driven enlargement of the male prostate gland. The prostate is located directly at the vesicle outlet in the male surrounding the first part of the urethra. The enlargement puts pressure on the urethra, causing difficulty in urinating. BPH is classified into three stages according to symptoms: 1) the irritant phase, where the patient suffers dysuria (pain when urinating) and nocturia (the urge to urinate during the night); 2) residual urine occurring in the bladder thus increasing problems during urinating; and 3) overflow of the bladder. These can result in formation of bladder stones, congestion of urine and engorged kidneys which can in turn lead to life-threatening kidney damage.

Because LHRH agonists decrease testosterone to castration levels, treatment of BPH with LHRH agonists is not convenient and therefore not the best approach. Drug therapy with plant-based drugs, alpha-blockers or alpha-reductase inhibitors (“5-ARIs”) is possible but the plant-based drugs and alpha-blockers cannot delay further prostate growth, they merely improve the symptoms in 50% of patients. Treatment with alpha-reductase inhibitors decreases the size of the prostate; however, this form of therapy is successful only in patients with a greatly increased prostate volume and only after a treatment period of at least six months. In contrast, clinical studies suggest that cetrorelix improves the symptoms of BPH and reduces the size of the prostate after a short treatment period without chemical castration. The effects are independent of the prostate volume and are maintained for a long period following treatment withdrawal.

BPH Clinical Trials

All Phase 2 studies performed so far in patients with symptomatic BPH revealed that cetrorelix is therapeutically active in this indication as demonstrated by an improvement in symptoms as assessed primarily by the International Prostate Symptom Score (“IPSS”) as well as an increase in urinary peak flow rate and a reduction in prostate volume.

On April 29, 2004, we announced the results of two placebo-controlled Phase 2 trials that were conducted in BPH. As early as one month following initiation of therapy, both trials demonstrated improvement of clinical symptoms, classified and graded according to the IPSS which was paralleled by an increase in maximum uroflow in patients receiving cetrorelix treatment group, compared with patients on the placebo group. The positive effect lasted three months without additional administration of cetrorelix. Furthermore, the use of cetrorelix was associated with a slight reduction of prostate size and moreover did not have an adverse influence on sexual activity or libido.

On October 7, 2004, we announced additional results for cetrorelix in BPH, which was a randomized, double-blind, placebo-controlled Phase 2 trial that enrolled patients with symptomatic and objectively defined BPH (decreased urine flow). This trial was conducted in Europe under the coordination of Professor Frans MJ Debruyne from the Department of Urology, University Medical Center in Nijmegen, the Netherlands. During a run-in period, all patients received two intramuscular injections of placebo, two weeks apart. Thereafter, 250 patients with persisting symptomatic BPH were randomized into five equal groups receiving either placebo injections or four different dosage regimens from 60 to 120 mg in two or three injections of a depot formulation of cetrorelix over the course of four weeks.

Patients were followed up for about six months after the last injection for efficacy and safety assessments, as well as for levels of testosterone and quality of life and sexual function. As early as one month following the initiation of therapy, the use of cetrorelix was associated with a dose-dependent, statistically significant improvement of clinical signs and symptoms, including IPSS and maximum uroflow, compared to placebo. Importantly, for all dosage regimens the therapeutic response lasted until the last observation point, i.e. 24 to 26 weeks following cessation of cetrorelix administration.

On March 16, 2005, we announced that our partner Shionogi was pursuing the development of cetrorelix by initiating the first Phase 2a trial in the Japanese market with cetrorelix in BPH. This trial will evaluate the safety (systemic and local tolerability) and explore efficacy (effects on BPH-related parameters such as the IPSS) of cetrorelix.

On January 30, 2006, we announced that we regained our worldwide rights (ex-Japan) from our partner Solvay to develop and potentially market Cetrorelix in BPH, and the ongoing development of cetrorelix in endometriosis was pursued by Solvay until we regained the rights in May 2007 in endometriosis as described in further detail on page 25 of this annual report.

Our Phase 3 program began in January 2007. The Phase 3 program consists of two placebo controlled efficacy studies, an open label safety study and a “Thorough QT/QTc Study” consistent with the ICH E14 Guideline.

The two placebo controlled studies each compare two intermittently administered dose regimes with placebo in patients with BPH who are then assessed one year after beginning therapy. The primary end-point in each trial is the change in IPSS between the beginning of treatment to the end of follow-up after 52 weeks. The IPSS has been used successfully as the primary endpoint in a number of other drug development programs for BPH. Other measures that are evaluated in these studies are urine flow, general aspects of safety, quality of life issues and some that are particularly relevant to males aged 50 and over who are suffering from BPH. One of our trials, the one being conducted principally in North America, is approaching full recruitment of the planned approximately 600 patients. The other study is being conducted in Europe, has been opened to recruitment in the first quarter of 2008 and will include approximately 400 patients.

The third study in the Phase 3 program is an open label study of the dose regime we are planning to market. It is more focused on aspects of general safety, quality of life and tolerability of cetrorelix, although the effects of cetrorelix on the patients’ symptoms are also being evaluated. It is also opening to patient recruitment in the first quarter of 2008 and will include approximately 500 patients. The final component of the Phase 3 program, the Thorough QT/QTc Study, is being designed with input from the FDA in order to ensure that we meet the regulatory guidance on this topic for novel drugs under development.

On March 22, 2007, our partner Shionogi announced positive results for a Phase 2a Japanese trial with cetrorelix in BPH that was initiated in 2005. This trial was designed to evaluate primarily pharmacokinetics and safety (systemic and local tolerability) in Japanese subjects, whereas evaluation of efficacy was only exploratory. A total of 50 patients were included in five dosing groups corresponding to single administration of 30 mg, 60 mg or 90 mg cetrorelix and multiple administration of 60mg and 90 mg, three times eight weeks apart. The observation period was up to 32 weeks in the multiple administration dosing groups. The Japanese patients responded to cetrorelix with a transient reduction of testosterone concentration in blood, which did not reach or remain at the castration level. IM injection of cetrorelix pamoate was safe and well tolerated at all dosages tested. None of the dosage regimens tested caused a suppression of prostate specific antigen (“PSA”) levels. Results also showed that the bioavailability of cetrorelix in Japanese patients is similar to what is observed in non-Japanese patients. The sizes per dosage group were too small to evaluate efficacy trends for statistical significance. On the basis of this study, Shionogi initiated a 300-patient Phase 2b study to assess primarily the efficacy of cetrorelix in BPH in Japanese patients.

In connection with our strategic review, we announced on October 2, 2007 that we had decided to seek a commercialization partner for cetrorelix in the BPH indication and, subject to favorable Phase 3 clinical results and regulatory approval, we expect to launch cetrorelix in this indication in the second half of 2011.

Regarding the potential market of cetrorelix in BPH, based on various third-party sources, such as BPH, Urologic Diseases in America 2004; NIH Publication 04-5512:43-67; The American Journal of Managed Care, the prevalence of BPH in 2007 in the U.S.A. is estimated to be 20 million individuals as defined by International Prostate Symptom Score (IPSS) >7. Additionally, it is estimated that approximately 12.2 million men have been diagnosed and 5.6 million men treated for BPH. As population demographics shift toward an elderly population, BPH treated population in the U.S.A. is expected to grow by 41% between 2007 and 2025, exceeding 8 million.  The potential for base case peak annual sales of cetrorelix is over $500 million in the United States market alone.

Cetrorelix in Endometriosis

Endometriosis is the estrogen-driven displacement of endometrium-like tissue (tissue from the mucous membranes of the uterus) to other organs outside the womb. In the abdomen, the tissue can spread to the fallopian tubes, the ovaries, the bladder, the small and large intestines, the stomach, the lungs or the legs. Estrogen-dependent diseases often regress when estrogen production is reduced (endometriosis, and the pelvic pain associated with it, improves when estrogen production is reduced). Excessive and prolonged reduction of estrogen production, however, is typically associated with adverse side effects, such as vasomotor symptoms and bone loss.

A similar, very low estrogen level can be induced by oophorectomy (surgical removal of the ovaries) and by chronic LHRH agonist treatment. In both cases, estrogen replacement treatment is necessary to reduce the hypo-estrogenic effects (e.g. bone loss, climacteric symptoms) associated with these therapeutic approaches. Administration of LHRH agonists can initially lead to a deterioration of symptoms due to the flare-up effect, then, due to the complete suppression of estrogen to below castration levels values for many months. These symptoms can further deteriorate upon withdrawal of hormonal replacement. The longer the treatment period with traditional LHRH agonists is, the higher the risk of developing osteoporosis. Its use is therefore restricted to six months and can be extended only if estrogens and progesterones are administered concomitantly.

We believe that the side effects could be avoided with our LHRH antagonist cetrorelix due to the absence of flare-up effects and to the possibility of controlling estrogen levels at values comparable to the ones observed at the beginning of the regular monthly cycle. Since the controlled hormone withdrawal is achieved in a very short period of time, complaints from monthly bleeding are reduced while inflammatory foci of endometriosis are depleted of their basis. Therefore, we believe that treatment time can be reduced. Initial experiences show that the effect of therapy persists for many months. Since the effect of cetrorelix starts within a short period of time and the risk of developing osteoporosis is low, we believe that cetrorelix therapy can be repeated in several cycles.

Endometriosis Clinical Trials

In earlier Phase 2 clinical trials, cetrorelix was given at a rate of 3 mg per week over a period of eight weeks. All patients were free of pain during the course of treatment. A second laparoscopy (direct visualization of the peritoneal cavity, ovaries, outside of the tubes and uterus,) was performed after eight weeks and an improvement of the disease was shown in 60% of the cases. The efficacy was comparable to agonists but with the benefit of an almost complete absence of side effects. Cetrorelix allowed targeted control of the hormone level to show rapid effects, while avoiding the problems of menopause and risks (e.g. osteoporosis) associated with an otherwise complete and long-term withdrawal of hormones. We believe that the rapid onset of action would be ideal for intermittent therapies, allowing for treatment-free intervals with re-dosing at the time when the therapeutic effect starts to fade.

On April 29, 2004, we announced the results of Phase 2 placebo-controlled studies demonstrating that cetrorelix use was associated with a rapid and durable therapeutic response, namely improvement of endometriosis-related symptoms, such as pelvic pain, extending up to several months following only two intramuscular injections of cetrorelix with a one month interval.

On March 16, 2005, we announced that our worldwide (ex-Japan) exclusive development and marketing partner, Solvay, initiated a full development program for the potential treatment of endometriosis with cetrorelix. On May 8, 2007, we and Solvay announced the termination of the license and cooperation agreement for cetrorelix for all remaining indications, including endometriosis, effective on that date. We have regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications without any financial compensation payable to Solvay. The move by Solvay out of the women’s health care field resulted from a change in their strategic focus to newly defined therapeutic areas following the acquisition of the Fournier group in France.

In connection with our strategic review, we announced on October 2, 2007 that, after optimization of formulation and trial design, we plan to move into Phase 2b with cetrorelix in the endometriosis indication. The decision to proceed with development was made based on the proven safety and efficacy of Cetrotide®, the overall database from preclinical and clinical studies in endometriosis and the large unmet medical needs and commercial opportunity in the area of endometriosis. We will announce timelines relative to the further development of this program in the near future.

Cetrorelix in Uterine Myoma

As part of the seven Phase 2 programs, cetrorelix was also evaluated for the indication of uterine myoma. A uterus myoma is a benign tumor of the uterine muscles. If the entire uterine wall is penetrated by myoma, one refers to uterus myomatosus. Depending upon the length and the direction, it is either referred to as a subserous myoma, which is located below the peritoneal covering of the uterus and grows towards the intestinal cavity, or a submucous myoma, which is located below the mucous membrane and grows into the uterine cavity. The most frequent form however, is the intramural myoma bound in the muscular layer of the uterus. Intramural myoma leads to pain in the lower abdomen and in some cases to prolonged or severe monthly bleeding outside the normal cycle. This can cause severe blood loss leading to anemia. Infertility and pregnancy problems such as miscarriage or premature delivery are also frequent consequences. When the myoma puts pressure on the intestine or the bladder, the result can be constipation, bladder pain or a desire to urinate. If the myoma exerts pressure on nerves leaving the spinal cord, the result can be back and neuralgic pain in the legs.

Uterine Myoma Clinical Trials

On April 29, 2004, we disclosed positive Phase 2 results from a double-blind, placebo-controlled, multi-center trial evaluating the subcutaneous formulation of cetrorelix, administered weekly for four weeks, as a pre-surgical treatment to 109 women with uterine myomas. In addition to evaluating the safety and tolerability of different doses of the new formulation, the trial also evaluated whether cetrorelix use could lead to the reduction of myoma and uterine volumes within a shorter treatment period than that normally required for LHRH agonists. Data from this trial demonstrated that cetrorelix use led to a reduction of myoma and uterine volumes after a one-month treatment period, which is significantly shorter than the two- to six-month treatment period typically required for LHRH agonists. The best response rate was obtained at a dose of 10 mg of cetrorelix per week. Cetrorelix use did not lead to castration-like symptoms.

Partners for Cetrorelix

We previously licensed cetrorelix to Solvay worldwide (ex-Japan) for all indications with the exception of IVF/COS/ART, which rights belong to Merck Serono and Japanese rights are held by Shionogi. In the BPH indication, for which we regained exclusive worldwide (ex-Japan) rights, Japanese rights are held by Shionogi.

On March 22, 2007, we announced that Nippon Kayaku had terminated its development agreement pertaining to cetrorelix pamoate to focus solely in oncology.

On May 8, 2007, we and Solvay announced the termination of the license and cooperation agreement for cetrorelix for all remaining indications, including endometriosis, effective on that date. We have regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications without any financial compensation payable to Solvay.

Competition for Cetrorelix

The market leaders in the indication of BPH are Pfizer, Astellas/Boehringer Ingelheim, Sanofi-Aventis and Abbott with alpha-blockers and Merck and GlaxoSmithKline with alpha-reductase inhibitors. Worldwide, there are four LHRH agonists for the treatment of endometriosis, including those of TAP Pharmaceutical Products (Abbott and Takeda), Astra Zeneca, Pfizer and Sanofi-Aventis.

Ozarelix

Ozarelix is a modified LHRH antagonist which is a linear decapeptide sequence. Ozarelix is a fourth generation LHRH antagonist aiming at extended suppression of testosterone levels that does not require a sophisticated depot formulation for long-lasting activity. The aim of this project is to identify an active substance with superior properties for the development of longer-acting formulations that we believe are particularly suitable for tumor therapy.

Single doses of ozarelix depot were tested in healthy male volunteers. Ozarelix was well tolerated and produced a dose-dependent suppression of testosterone. An immediate decrease in testosterone plasma levels was observed in all dose groups reaching levels below 1 ng/ml within the first 12 hours after application. Duration of suppression was dose-dependent and at the highest dose of 60 mg caused testosterone suppression for one month.

On August 12, 2004, we entered into a licensing and collaboration agreement with Spectrum for ozarelix and its potential to treat hormone-dependent cancers as well as benign proliferative disorders, like BPH and endometriosis. Under the terms of the agreement, we granted an exclusive license to Spectrum to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) and India while keeping the rights for the rest of the world. In addition, Spectrum is entitled to receive 50% of upfront, milestone payments and royalties received from our Japanese partner, Nippon Kayaku, that are generated in the Japanese market for oncological indications.

BPH clinical trials

In October 2006, we announced positive and highly statistically significant Phase 2 results for ozarelix in BPH. The multi-center double-blind, randomized, placebo-controlled dose-ranging Phase 2 trial included 144 patients who received different intramuscular dosage regimens of ozarelix, or a placebo, to assess its safety and efficacy. Ozarelix was administered on day 1 or day 1 and 15. The primary efficacy endpoint of improving clinical symptoms of BPH at week 12, as measured by significant changes in IPSS, was achieved at all dosage regimens. However, the best results in terms of the most important decrease of the IPSS score were obtained with a dose of 15 mg administered on day 1 and 15. The observed mean decrease of the IPSS score at week 12 was minus 8.6, it peaked at minus 9.4 at week 20 and was still at minus 8.7 as of week 28. Testosterone suppression levels were maintained above castration levels at all times. Secondary efficacy parameters such as uroflow, residual urinary volume, quality of life and circulating testosterone levels were also measured and showed good results. The outcome of the trial demonstrated an excellent safety profile with ozarelix as patients had no serious side effects. The erectile function was also not affected at any dose regimens.

On January 3, 2007, Spectrum announced the FDA’s acceptance of an IND for ozarelix in BPH. Spectrum initiated a Phase 2b study in January 2007 which will involve approximately 70 patients. Dr. Claus Roehrborn from the UT Southwestern Medical Center at Dallas, Department of Urology, serves as the lead investigator. The Phase 2b study is a randomized placebo-controlled trial of ozarelix. Patients are dosed with 15 mg of ozarelix (administered intramuscularly) or placebo on day 1 and 15 and are followed for six months. The primary endpoint of the study is the improvement of BPH symptoms as measured by IPSS. The study will also measure urine flow, residual urine volume and quality of life. On January 25, 2007, Spectrum announced the dosing of the first patient of this Phase 2b study. Spectrum also announced that it had reached its enrolment target for this study on May 1, 2007. Data from this Phase 2b trial are expected to be available during the second quarter of 2008.  Spectrum has announced plans to utilize the results of the Phase 2b trial to design and execute a Phase 3 clinical program for ozarelix.

On May 23, 2007 and September 5, 2007, Spectrum disclosed detailed Phase 2 results for ozarelix in BPH at two medical conferences. Results indicate that ozarelix was well tolerated and demonstrated statistically significant as well as clinically meaningful efficacy in the treatment of LUTS secondary to BPH. The effect developed rapidly, with noticeable activity at four weeks from starting treatment, were maximal at 12-16 weeks, and persisted for the six month observation period. At week 12, all ozarelix-treated groups showed improvement with the greatest improvement in the 15mg + 15mg group. Change from baseline in IPSS was 8.6 (p<0.001); change from baseline in urine flow was 4.7 (p=0.002); testosterone levels declined transiently and returned to baseline in most patients by four weeks and all patients by six weeks following dosing. Results also showed no statistically significant impact on quality of life or erectile function. Serious adverse events were reported in four patients on ozarelix (myocardial infarction, pneumonitis, hypotension, renal colic) but were not considered treatment-related. No systemic allergic reactions were seen and the injections were well tolerated.

Prostate cancer clinical trials

In August 2006, we announced positive Phase 2 result for ozarelix in hormone-dependent inoperable prostate cancer. This open-label, randomized-controlled dose-finding trial enrolled 64 patients receiving different intramuscular dosage regimens of ozarelix to assess its safety and efficacy. The study achieved its primary endpoint of defining a tolerable dosage regimen of ozarelix that would ensure continuous suppression of testosterone at castration level for a three-month test period. A secondary efficacy endpoint aimed at assessing tumor response as determined by a 50% or greater reduction of serum PSA level, compared to baseline, was also achieved. The best results regarding the primary endpoint of continuous suppression were obtained with a dose of 130 mg per cycle where all patients remained suppressed to castration until at least day 85. In patients with continuous testosterone suppression below castration level, tumor response as measured by PSA levels was 97%. Following these results, we, in collaboration with Spectrum, initiated an additional Phase 2 study in European centers to verify and optimize the findings derived from the cohort of patients having received 130 mg of ozarelix per cycle.

On August 3, 2006, we announced a licensing and collaboration agreement with Nippon Kayaku for ozarelix. Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment upon signature and are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales. Spectrum is entitled to receive 50% of the upfront, milestone payments and royalties received from Nippon Kayaku.

AEZS-115 Non-Peptide LHRH Antagonist

As outlined above, the LHRH receptor plays an important role in a number of benign and malignant tumors. Our drug discovery unit searches for small, non-peptide molecules which have the same effect on the receptor. Their advantage lies in the potential for oral administration.

AEZS-115 is a new orally bioavailable LHRH antagonist with LHRH-receptor binding affinity in the nanomolar range which is developed for hormone therapy of endocrinological disorder and of benign and malignant tumors. The compound demonstrates excellent selectivity to LHRH-receptor and has advanced to a preclinical stage where the in vivo activity has been confirmed. Major advantages are the dose-dependent reduction of sexual hormones without flare-up effect whereas no decrease down to castration level is necessary and therefore side effects are reduced.

In January 2006, we regained the exclusive worldwide rights to develop and commercialize AEZS-115 from Solvay. Attractive in vivo activity of this orally available peptidomimetic LHRH-antagonist was demonstrated with a single, oral administration (20mg/kg) in rats which led to efficient and revocable suppression of plasma testosterone levels for up to 12 hours. Furthermore, a repeat of the dosing of AEZS-115 increased the suppression time without accumulation in the plasma.

In 2007, an oral formulation was selected and pharmacokinetic data were obtained.

Signal Transduction Inhibitors

Perifosine

Perifosine is an alkylphosphocholine compound with structural similarity to phospholipids, which are the main constituents of cellular membranes and it is an active ingredient with anti-tumor capacities. In tumor cells, perifosine has demonstrated interactions with vital signal transduction mechanisms and induction of programmed cell death (apoptosis).

Perifosine exerts a marked cytotoxic effect in animal and human tumor cell lines. The most sensitive cancer cell lines were larynx carcinoma, breast, small cell lung, prostate and colon. Based on the in vitro trials, the mode of action of perifosine appears to be fundamentally different from that of currently available cytotoxics. Pharmacodynamic data have demonstrated that perifosine possesses anti-tumor activity, including tumor models that are resistant to currently available agents for cancer therapy. This activity is based on a direct and relatively specific action on tumors. A dose relationship was also shown.

In preclinical and clinical Phase 1 trials (solid tumors), this orally administered agent has been found to have good tolerability. Five Phase 1 trials have been conducted on perifosine, including the trial presented at the June 2004 ASCO meeting in combination with radiotherapy.

In four trials, the use of perifosine as a single agent in a total of 94 patients provided initial encouraging evidence of anti-tumor activity. In particular, investigators observed two partial responses (>50% reduction) in patients with sarcoma and 16 stable diseases in patients with breast, prostate, pancreatic and other forms of cancer.

Based on findings in various tumor models, the U.S. National Cancer Institute, along with our North American partner, Keryx, investigated additional dosage regimens of perifosine in oncology patients. A number of screening Phase 2 studies examine perifosine as a single agent in several tumor types, including prostate, breast, pancreatic, head and neck, sarcoma and melanoma. Encouraging results showing anti-tumor activity were obtained in soft tissue sarcoma, breast and prostate cancers and lead to further development in these indications.

A proof-of-concept Phase 1 study of perifosine in combination with radiotherapy conducted by the National Cancer Institute of the Netherlands was completed in 2004. Results from this trial were presented at ASCO 2004. A total of 21 radiotherapy-naïve patients, 17 of whom had advanced non-small cell lung cancer (NSCLC) and 14 had become refractory to prior chemotherapy, received oral perifosine doses ranging from 50 mg to 200 mg/day concurrently with standard doses of radiotherapy. The trial data demonstrated an acceptable safety and tolerability profile, with 150 mg/day established as the dose recommended for use in subsequent clinical trials. Also demonstrated was preliminary evidence of anti-tumor activity at all dosage levels, including complete or partial responses (complete disappearance and decreased tumor size, respectively), or stable disease, with a median follow-

up for responders of eight months. Importantly, in the cohort of 10 patients who were treated with 150 mg/day, the established dose recommended for use in subsequent clinical trials, there were three complete responses, three partial responses, and four patients with stable disease.

On September 22, 2005, we announced the commencement of a Phase 2 clinical study of perifosine in combination with radiotherapy in patients suffering from NSCLC. This is a randomized, double-blind, placebo-controlled trial to assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC. The trial is being conducted in collaboration with the Netherlands Cancer Institute. The lead investigator is Marcel Verheij, MD PhD, of the Department of Radiation Oncology / Division of Cellular Biochemistry, at The Netherlands Cancer Institute in Amsterdam.

On March 2, 2006, our North American partner, Keryx, announced the initiation of a corporate-sponsored Phase 2 trial, multi-cancer, clinical program to evaluate perifosine as a treatment for leukemia. Dr. Frank Giles, Professor, Department of Leukemia, at the MD Anderson Cancer Center in Houston, TX, is the principal investigator. This Phase 2 trial will assess the objective response rate and evaluate the pharmacokinetics and safety and tolerability of perifosine as a single agent in relapsed or refractory acute myeloid leukemia, acute lymphocytic leukemia,, chronic lymphocytic leukemia, high-risk myelodysplastic syndrome and chronic myeloid leukemia in the blastic phase.

In June 2006, we announced positive data of perifosine in patients with advanced renal cell carcinoma (RCC). Keryx disclosed results from an interim analysis performed at the end of the first year of accrual, and the results of the RCC group met protocol requirements for expansion of this cohort of a Phase 2, multi-center trial of perifosine that included multiple types of tumor. Of the 13 patients with RCC, seven were evaluable for response. Three of them (43%) had a partial response and an additional two patients (29%) achieved long-term stable disease. Two patients (29%) had progressive disease. Additional patients will be enrolled in this study.

In November 2006, Keryx presented intermediary results of the Phase 2 study of imatinib plus perifosine in patients with imatinib-resistant gastrointestinal stromal tumor (“GIST”). The primary endpoint of this study is to evaluate the efficacy and toxicity of the combination imatinib and perifosine in patients with imatinib-resistant GIST. To date, 16 patients have been enrolled in the current study. Of the 12 patients with evaluable disease, there were two partial responses by Choi criteria (17% objective response rate (ORR)) and one partial response by RECIST criteria (8% objective response rate). Grade 3 and 4 adverse events were rare and included fatigue, myalgias, ocular toxicity and nausea/emesis. The early data from the current study suggest that the addition of perifosine to imatinib is well-tolerated and may have efficacy in the treatment of patients with imatinib-resistant GIST.

In December 2006, we announced positive interim Phase 2 data on perifosine in patients with relapsed and refractory multiple myeloma (“MM”). Investigators concluded that perifosine alone or in combination with dexamethasone has activity in patients with advanced, relapsed/refractory MM, achieving response and/or stabilization of disease in 69% of evaluable patients to date. In this ongoing Phase 2 study, patients with relapsed/refractory MM are treated with perifosine (150 mg oral daily dose) to assess the single agent activity of perifosine in this patient population. If patients progress on perifosine alone, Dexamethasone (20 mg, twice weekly) is added to their perifosine regimen.

In June 2007, our partner Keryx presented outlined results of Phase 1 and 2 studies for the treatment of patients with advanced sarcoma at the ASCO meeting. The dose schedules in the Phase 1 trials were weekly 100-800mg or loading dose 300-1800mg on Day 1 followed by 50-150mg daily for Days 2-21 every 28 days or loading dose 400-900mg and daily 50-100mg continuously. In the Phase 2 trial, doses were loading dose 900mg on Day 1 and 150mg daily for days 2-21 every 28 days; loading dose 9—mg and 100 mg daily continuously; 50mg daily continuously without a loading dose; and 900-1500mg weekly. 145 patients with sarcoma were entered into studies and were assessed for clinical benefit rate (“CBR”). Partial responses were seen, in one patient each, with chondrosarcoma, extra-skeletal myxoid chondrosarcoma, leiomyosarcoma and a desmoid tumor. At lower doses with 52 patients fully evaluable for CBR, the CBR was 52% with four partial responses and 23 stable disease at > 4 months. At higher doses with 30 patients fully evaluable for CBR, CBR was 53% with 16 stable disease at > 4 months. Toxicities were mainly gastrointestinal and/or fatigue. The percentage of patients with grade 0 nausea, vomiting, diarrhea and fatigue for lower dose perifosine (76 patients) was 46%, 49%, 38% and 55% respectively compared to 26%, 32%, 20%, and 58% for higher dose perifosine (69 patients). The proportion of patients with grade 2+ nausea, vomiting, diarrhea and fatigue was 20%, 13%, 15%, and 21% for lower dose perifosine and 49%, 35%, 42%, and 25% for higher dose perifosine.

Also in June 2007, Keryx announced positive Phase 1 and Phase 2 data on perifosine in patients with relapsed/refractory multiple myeloma and Waldenstrom’s Macroglubulinemia. Data demonstrated clinical activity of perifosine in combination with bortezomib (overall response rate (partial response + minimal response) of 31%), dexamethasone (78% of patients treated with perifosine and low dexamethasone had at least stable disease, including 26% that had partial or minimum response), and lenalidomide plus dexamethasone (50% of patients achieving a partial response or better) in patients with relapsed/refractory multiple myeloma.  Perifosine also showed clinical activity as a single agent in patients with relapsed/refractory Waldenstrom’s Macroglobulinemia, 36% of the patients having a partial or a minimal response.

In November 2007, Keryx announced positive preliminary Phase 2 data of perifosine in patients with chemo-insensitive sarcoma. Data demonstrated the tolerability and clinical activity of perifosine as a single agent with an overall clinical benefit of 40% (stable disease > 3 months) in patients with refractory rare sarcomas. Perifosine was well tolerated with the most common grade 1 & 2 adverse events reported as nausea, vomiting, diarrhea and fatigue. During this month, Keryx also announced Phase 1 and 2 data of perifosine in patients with advanced renal cell carcinoma. The Phase 2 trial included 24 patients with advanced renal cell carcinoma who were randomized to receive either the daily (50mg or 100mg) or the weekly (900mg or 1200mg) dose of perifosine. Thirteen of those patients were evaluable for response. Four (31%) had a partial response and an additional four patients (31%) achieved long-term stable disease for a 62% overall clinical benefit. Five patients progressed. The Phase 1 trial assessed perifosine in combination with sorafenib. Eighteen patients with advanced cancers were enrolled in one of four cohorts. Ten of these patients had advanced renal cell carcinoma with some patients having received a prior treatment. No grade 4 toxicities were reported and one grade 3 hand/foot syndrome has been seen. The combination has been generally well tolerated. The Phase 1 will enroll an additional 20 patients to confirm the selected maximal tolerated dose.

Also in November 2007, Keryx announced early results of a Phase 2 trial of perifosine as a single agent for the treatment of recurrent malignant gliomas (malignant glioblastoma and malignant anaplastic gliomas). Twenty-five patients with advanced malignant gliomas were treated with a loading dose of 600mg (150mg x4) followed by a 100mg daily dose of perifosine. The median progression free survival and overall survival in the anaplastic glioma group was nine weeks (range 2-50 weeks) and 49 weeks respectively. Toxicity was minimal with the following reported events: one grade 1 nausea, one grade 1 diarrhea, one grade 2 pain, and one grade 4 gout exarcebation. The study was designed to enroll at least 12 evaluable malignant glioblastoma patients and at least 10 evaluable malignant anaplastic gliomas patients. If at least one patient achieves six month progression free survival, the study would continue to enrol an additional subset of patients. Therefore, the malignant glioblastoma arm has been halted and the malignant anaplastic gliomas arm will continue to enroll.

On November 14, 2007, we announced completion of patient enrolment for our multi-center Phase 2 trial with perifosine in combination with radiotherapy for NSCLC. Patients receive perifosine daily for five to six weeks and are followed for at least 12 months. The primary endpoint of this trial is the extent and duration of local control, i.e. the absence of tumor recurrence or progression in the area that has been irradiated.

On December 10, 2007, Keryx announced Phase 1 and 2 data on perifosine in patients with relapsed/refractory multiple myeloma. Phase 1 results demonstrated clinical activity of perifosine in combination with bortezomib in patients previously treated with bortezomib. Eighteen patients with advanced multiple myeloma (83% relapsed and refractory) were enrolled in one of four cohorts. Perifosine was escalated from 50 to 100mg daily while bortezomib was escalated from 1.0 to 1.3mg/mm2. No dose-limiting toxicity and no grade 3 peripheral neuropathy were reported. Dexamethasone 20mg (day of and day after each Velcade dose) was added in patients with progressive disease on perifosine plus velcade alone. Sixteen patients on either Velcade plus perifosine alone or with dexamethasone were evaluable for response. An overall response rate of 56% (complete + partial + minimal response) was reported with an additional 31% of patients achieving stable disease. The Phase 2 portion of the study is open with 12 patients enrolled as of December 2007 with perifosine 50mg daily and Velcade 1.3mg/mm2 on Day 1, 4, 8, 11 every 21 days as the selected Phase 2 dose. Phase 2 results demonstrated that perifosine as monotherapy appears to have modest activity with 33 of 50 evaluable patients (66%) achieving stable disease. Sixty-seven highly pre-treated MM patients were treated with perifosine at 150mg daily to assess the single agent activity. If a patient progressed on perifosine alone, dexamethasone (20mg twice weekly) was added to the perifosine regimen. Toxicity was manageable with no deep vein thrombosis or peripheral neuropathy reported. Twenty-one patients had perifosine reduced from 150 to 100mg daily with no difference in response noted and dexamethasone was added in 39 of 55 patients with progressive disease. Out of 29 patients currently evaluable for response on the combination, an overall response rate (complete + partial + minimal responses) of 35% (10/29) was achieved, with an additional 52% (15/29) of patients achieving stable disease. Six patients remain on treatment with duration of response ranging from 15-70 weeks. Enrollment objectives were met and the study is now closed.

The following are the ongoing trials sponsored by Keryx:

Therapeutic category	Trial description
Renal	Phase 1 study of perifosine+ sorafenib for patients with advanced cancers
Phase 1 study of perifosine+ sunitinib for patients with advanced cancers
Phase 2 study of perifosine following tyrosine kinase inhibitors (TKI)-failure in patients with renal cancer
Phase 2 study of perifosine for patients with carcinoma of the kidney
Sarcoma	Phase 2 trial of perifosine in patients with chemo-insensitive sarcomas
Phase 2 study of imatinib plus perifosine in patients with imanitib-resistant gastrointestinal stromal tumor (GIST)
Phase 2 study of perifosine in treating patients with advanced soft tissue sarcoma
Blood	Phase 2 study of efficacy of perifosine alone and in combination with dexamethasone for patients with multiple myeloma
Phase 1/2 study of safety & efficacy of perifosine & bortezomib+/- eexamethasone for myeloma patients
Phase 2 study of perifosine in patients with refractory and relapsed leukemia
Phase 1 study of perifosine+ lenalidomide and dexamethasone for patients with multiple myeloma
Two Phase 2 studies of perifosine in patients with relapsed/refractory waldenström’s macroglobulinemia

Phase 1 study of UCN-01 in combination with perifosine in patients with relapsed and refractory acute leukemias, chronic myelogenous leukemia or high risk myelodysplastic syndromes (trial sponsored by the National Cancer Institute)

Lung	Phase 1/2 trial of perifosine in the treatment of non-small cell lung cancer
Breast	Phase 2 trial of perifosine plus trastuzumab in patients with breast cancer
Phase 2 trial of perifosine in combination with endocrine therapy for breast cancer
Prostate	Phase 2 trial of perifosine in combination with chemotherapy (trial sponsored by the National Cancer Institute)
Glioma	Phase 2 clinical trial of perifosine for recurrent/progressive malignant gliomas
Phase 2 clinical and molecular-metabolic trial of perifosine for recurrent/progressive malignant gliomas
Ovarian	Phase 1 perifosine and docetaxel pharmacodynamic study
Head and Neck	Phase 2 study of perifosine in treating patients with Recurrent or metastatic head and neck cvancer (trial sponsored by the National Cancer Institute)

Exploratory trials	Phase 1 trial of docetaxel with perifosine
Phase 1 trial of paclitaxel with perifosine
Phase 1 perifosine and gemcitabine study (trial completed)
Phase 2 trial of perifosine in patients for whom no standard therapy exists
Phase 2 placebo-controlled study of perifosine in combination with single agent chemotherapy for metastatic cancer patients

Partners for Perifosine

A Cooperative Research and Development Agreement (CRADA) was put in place with the National Institute of Health/the National Cancer Institute in May 2000. A cooperation and license agreement was signed in September 2002 with Access Oncology, Inc. (“AOI”), for the use of perifosine as an anticancer agent covering the United States, Canada and Mexico. In January 2004, AOI was acquired by Keryx, which is pursuing the clinical development of perifosine under the same conditions as AOI. The agreement, in particular, provides us free access to all data from Keryx and its partner’s studies, as well as milestone payments and scale-up royalties to be paid to us on future net sales of perifosine in North America. We own rest of the world rights  to perifosine.

AEZS-127 Erucylphosphocholine

On January 6, 2005, we announced the initiation of preclinical development of erucylphosphocholine (AEZS-127), an analog of perifosine which is suitable for intravenous administration. Like perifosine, AEZS-127 belongs to a new class of compounds based on alkylphosphocholines. AEZS-127 possesses distinctive reduced haemolytic activity thus allowing for intravenous injection.

On January 6, 2005, we also licensed to Keryx certain rights to develop and market AEZS-127 in North America, South Africa, Israel, Australia and New Zealand while keeping rights for the rest of the world. According to the agreement with Keryx, the preclinical development costs of AEZS-127 are shared between Keryx (50%) and us (50%).

In 2006, studies for acute toxicity and dose range finding of erucylphosphocholine were actively pursued. The 4-week toxicity studies in rats and dogs as well as the safety pharmacology package was completed in 2007. These preclinical data are a prerequisite for the performance of a Phase 1 clinical study which is planned in 2008. Expenditures for the clinical development of erucylphosphocholine will be covered by Keryx.

Erk/PI3K Inhibitors (dual kinase inhibitors)

In addition to our activities with alkylphosphocholines, we are screening small molecules for activity as agonists and antagonists to lipid-protein signaling interactions, which are seen as new and potentially important therapeutic targets.

We are focusing our efforts on single and dual inhibitors of Ras-Raf-Mek-Erk and PI3K-Akt pathways. The Ras-Raf-Mek-Erk and the PI3K-Akt pathways are constitutively activated in many cancer types, and influence both tumor development and progression.

Both signaling pathways represent promising therapeutic targets for the treatment of tumors. We have now identified a new compound class with inhibitory activity against both the Erk and PI3K kinases. These small molecules inhibit the kinases at nanomolar concentrations in a dose-dependent manner by competing directly at the ATP binding site. In a broad kinase panel, the molecules are very selective against other kinases. In cellular experiments the compounds inhibit the activation of downstream targets Akt and Rsk1, and can stop the proliferation of various human cancer cell lines. Moreover, a new generation of aniline-substituted pyridopyrazine-urea derivative show highly selective PI3K inhibition. We are currently performing first in vivo studies with front-

runner compounds in four mouse xenograft models (HCT116, U87, A549 and PC3) as well as pharmacokinetic studies in rodents using an oral pre-formulation In addition, initial Absorption, Distribution, Metabolism, and Excretion (“ADME”) parameters were collected. Further optimization of the lead class is ongoing with respect to pharmacokinetic parameters, in order to select a development candidate as soon as possible.

Competitor for Erk/PI3K Inhibitor

Novartis PI3K inhibitor NVP-BEZ 235, which is currently being investigated in a clinical Phase 1, was used as a reference compound for the evaluation of our candidate compounds.

Tumor Targeting Cytotoxic Conjugates and Cytotoxics

Cytotoxic Conjugates

In view of the non-specific toxicity of most chemotherapeutic agents against normal cells, targeting such drugs to cancerous tissue offers a potential benefit for patients with advanced or metastatic tumors. Targeted cytotoxic peptide conjugates are hybrid molecules composed of a cytotoxic moiety linked to a peptide carrier which binds to receptors on tumors. Cytotoxic conjugates are designed to achieve differential delivery, or targeting, of the cytotoxic agent to cancer vs. normal cells.

Our cytotoxic conjugates represent a novel oncological strategy to control and reduce toxicity and improve the effectiveness of cytotoxic drugs. The development strategy was to create targeted conjugates with high cytotoxic activity based on doxorubicin, an approved and commercialized product or 2-pyrrolino-doxorubicin which is 500 to 1,000 times more active than the parent compound. We are exploring several candidates in which doxorubicin or 2-pyrrolino-doxorubicin are coupled to the peptide carriers targeting LHRH (AEZS-108 & AN-207), somatostatin (AN-238 & AN-162) or bombesin (AN-215) receptors. These conjugates are less toxic and more effective in vivo than the respective radicals in inhibiting tumor growth in LHRH receptor-positive models of human ovarian, mammary or prostatic cancer.

In AEZS-108, the most advanced of the cytotoxic conjugates, doxorubicin is chemically linked to an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. This design allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor positive tumors. Potential benefits of this targeted approach include a more favorable safety profile with lower incidence and severity of side effects, as normal tissues are spared from toxic effects of doxorubicin. In addition, the targeted approach may enable treatment of LHRH receptor positive cancers that have become refractory to doxorubicin which has been administered in its non-targeted form.

In preclinical studies conducted to date in several animal models of LHRH receptor positive human cancer cell lines, AEZS-108 anti-tumor activity and tolerability were shown to be superior to that of doxorubicin. As would be expected, AEZS-108 was not active or was significantly less active than doxorubicin in LHRH receptor negative cancer cell lines. On January 18, 2005, we announced the initiation of a company-sponsored Phase 1 dose-ranging study with this targeted anti-cancer agent AEZS-108.

In June 2006, we announced positive Phase 1 results for AEZS-108 in patients with gynaecological and breast cancers which showed that the compound has a good safety profile and no dose-limiting toxicities. Eight patients received AEZS-108 by intravenous infusion. Infusion was well tolerated at all dosages, without supportive treatment. Pharmacokinetic analyses showed dose-dependent plasma levels of AEZS-108 and only minor (10-20%) release of doxorubicin. Stabilization of disease was observed in one of eight patients in the ongoing Phase 1 study.

On November 27, 2006, we disclosed additional positive Phase 1 results regarding AEZS-108 in patients with gynaecological and breast cancers. Further data showed the compound’s good safety profile and established the maximum tolerated dose at 267 mg/m2, which is equimolar to a doxorubicin dose of 77 mg/m2. This dose will be the recommended dose for a Phase 2 trial. The Phase 1 open-label, multi-center, dose-escalation, safety and pharmacokinetic study conducted in Europe include 17 patients suffering from breast, endometrial and ovarian cancers with proven LHRH receptor status. Evidence of anti-tumor activity was found at 160mg/m2 and 267 mg/m2 doses of AEZS-108 where seven of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses. The Phase 2 trials will focus on advanced or recurrent ovarian and endometrial cancers, two forms of cancer where LHRH receptors are highly expressed. Recommended dose will be 267 mg/m2 given once every three weeks.

In 2007, a Phase 2 open label, non-comparative, multicenter two indication trial stratified with two stage Simon Design was prepared, where 82 patients are planned for this trial and up to 41 patients each with diagnosis of platinum-resistant ovarian cancer (stratum A) and disseminated endometrial cancer (stratum B). On February 12, 2008, we reported that the treatment of first patients had commenced in this Phase 2 trial.  Results of this trial are expected in the first half of 2009.

AEZS-105 - Lobaplatin

Lobaplatin is a platinum derivative that has demonstrated lower toxicity in preclinical studies compared with cisplatinum, specifically renal toxicity, and incomplete cross-resistance with other platinum derivatives suggesting potential therapeutic use even in tumor indications not routinely treated with platinum derivatives.

Clinically, lobaplatin was well tolerated at recommended dosages. Treatment was not associated with typical side effects often seen with cisplatinum, such as nephrotoxocity (impairment of kidney function), otoxicity (loss of hearing capacity), neurotoxicity (effects on sensory function). In addition, vomiting was less severe than published data from both cisplatinum and carboplatinum. Characteristic toxicity of lobaplatin is a short-lasting, spontaneously reversible drop in thrombocyte count (blood platelets).

In a Phase 2 study conducted in China that included 284 patients with a broad range of solid and non-solid tumors, safety and particularly good therapeutic efficacy were demonstrated in patients with breast cancer, small cell lung cancer (“SCLC”), and chronic myeloid leukemia (“CML”) (a cancer of the hematopoietic system). The primary endpoint in solid tumor patients was the remission rate according to WHO criteria, while response in CML was assessed according to the disease-specific criteria of Talpaz. The favorable results of this study were the basis for approval of the product in China including all three indications: breast cancer, SCLC and CML.

In China, lobaplatin has been approved by the Chinese health authorities for the treatment of inoperable, advanced breast cancer, SCLC and CML. In December 2002, we signed a contract with Hainan Chang An Pharmaceuticals Ltd. for the marketing in China of lobaplatin. The contract includes the worldwide manufacturing rights of lobaplatin by Hainan Chang An Pharmaceuticals. The technology transfer agreement provided for a first payment to us upon signature and a later manufacturing-related payment.

In 2007, lobaplatin was licensed to Atani for the territory of Japan. Atani is planning to perform preclinical studies and will conduct a Phase I clinical trial at the end of 2008/beginning of 2009.

Tubulin Inhibitors / Vascular Targeting Agents

AEZS-112 - Development of a Low Molecular Weight Tubulin Inhibitor with anti-angiogenic properties

Tubulin is a protein found in all cells that plays an important role during cell division, in that it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to the death of the affected cell. The anti-tumor agents taxol and vincristine, which are widely used in cancer therapy, are based on this principle. Both compounds are expensive natural substances and cause severe side effects when used in humans.

We are currently identifying and developing novel tubulin inhibitors which, compared with currently used products, exhibit in animal models improved efficacy, have a more acceptable side effect profile, an incomplete or no cross-resistance and are administered orally.

AEZS-112 is a drug development candidate with an excellent tolerability profile showing excellent in vivo activity in various tumor models including mammary, colon, melanoma and leukemia cancers after per os administration. This compound expresses different modes of action. Strong anticancer activity is combined with pro-apoptotic and anti-angiogenic properties. AEZS-112 inhibits the polymerization of cancer tubulin rather than bovine brain tubulin, it destroys the mitotic spindel of the cancer cells and it inhibits topoisomerase II activity. AEZS-112 arrests the cancer cells in the G2M phase at a nanomolar concentration and induced apoptosis. AEZS-112 is not cross-resistant to cisplatin, vincristine and doxorubicine in cell lines resistant to these drugs. Given orally once weekly, AEZS-112 proved to be a potent inhibitor of in vivo tumor growth in melanoma, mammary, colon, lung, renal as well as in leukemia cancers at acceptable and very well tolerated doses. Furthermore AEZS-112 showed favorable safety and toxicity profiles. No findings with respect to cardiotoxicity and neurotoxicology parameters could be observed during the toxicological evaluation in mice, rats and dogs. With this profile of activity, AEZS-112 is a promising candidate for further clinical development.

On January 8, 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted in the United States with Daniel D. Von Hoff, MD, Senior Investigator at the Translational Genomics Research Institute in Phoenix, AZ, as the lead investigator. The trial includes up to 50 patients who have either failed standard therapy or for whom no standard therapy exists. Primary endpoint of the Phase 1 trial focuses on determining the safety and tolerability of AEZS-112 as well as establishing the recommended Phase 2 dose and regimen. Secondary endpoints are aimed at establishing the pharmacokinetics and determining the efficacy based on standard response criteria.

As of December 11, 2007, 22 patients have entered this Phase 1 dose escalating clinical trial.  To date no Maximum Tolerated Dose (“MTD”) has been achieved and no clinical relevant drug-related adverse events have been encountered.

GH-RH Modulators

Development of a Growth Hormone Secretagogue

Growth hormone secretagogues (“GHS”) represent a new class of pharmacological agents that directly stimulate growth hormone (“GH”) secretion from the pituitary gland without the involvement of growth hormone-releasing hormone GH-RH or somatostatin. We believe that there is currently no GHS on the pharmaceutical market. Since GH is a potent regulator of lipid, sugar and protein metabolism, the potential clinical uses of GHS are numerous. They include growth retardation in children and treatment of cachexia in AIDS patients, which are currently the only approved uses of therapy of GH. The administration of GH, which has to be injected every day, is cumbersome. Therefore, we believe that there would be a demand for new orally active drugs like GHS.

As part of our university collaboration, we accessed new peptidomimetic compounds with GH secretagogue properties. The lead development candidate, AEZS-130 (EP-1572), is a novel peptidomimetic GHS with potent and selective GH-releasing activity in humans. AEZS-130 underwent limited clinical pharmacology tests that demonstrated a potent stimulation of the GH secretion after oral administration in human volunteers. This product has been licensed to Ardana Bioscience Ltd. (“Ardana”) (ARD-07), which initiated an open, randomized, placebo-controlled Phase 1 dose-ranging study in April 2004. Thirty-six healthy subjects were included in this study to receive either the reference hormone GH-RH by intravenous route or one of the following dose levels of AEZS-130: 0.005, 0.05 or 0.5 mg/kg by oral route. AEZS-130 at the dose of 0.5 mg/kg orally caused an increase in growth hormone release equivalent to that induced by GH-RH intravenously. The compound was well tolerated and no other hormones showed a significant modification after any dose of AEZS-130.

In June 2006, Ardana presented results regarding AEZS-130 at the 2006 Endo Convention. These results referred to the Phase 1 trial regarding the stimulating effects of AEZS-130 on growth hormone following both oral and intra-duodenal administration in healthy males. This study showed that AEZS-130 was well tolerated by the 36 volunteers enrolled and no adverse events were reported. Administration of AEZS-130 either orally or via intra-duodenal infusion results in increased levels of growth hormone in the blood. This stimulation of growth hormone appears to be selective as no other hormones/analytes that were measured (cortisol, ghrelin, prolactin, insulin, glucose and ACTH (adrenocorticotropic hormone)) were affected in a dose-dependent or statistically significant way by administration of AEZS-130 either orally or via intra-duodenal infusion.

In May 2007, Ardana gained orphan drug status for AEZS-130, which it is developing as a diagnostic for growth hormone deficiency in adults. The clinical development and toxicology programs are ongoing and, subject to clinical outcome, Ardana announced the commencement in the U.S.A. of the planned pivotal registration study and the enrolment of the first patient in August 2007. This Phase 3 study is a multi-center, randomized, cross-over study investigating the safety and effectiveness of oral GHS as a growth hormone sitmulation test compared to intravenous L-Arginine plus growth hormone releasing hormone. The study will be conducted in 10 centers in the U.S.A. with 80 subjects. Half of the subjects will be patients with proven deficiency and the other half will be matched controls (healthy subjects).

Ghrelin Receptor Ligands

Ghrelin is a peptide predominantly produced by the stomach.  Apart from a potent GH-releasing action, ghrelin has other activities including stimulation of lactotroph and corticotroph function, influence on the pituitary gonadal axis, stimulation of appetite, control of energy balance, influence on sleep and behavior, control of gastric motility and acid secretion, and influence on pancreatic exocrine and endocrine function as well as on glucose metabolism. The recent discovery of ghrelin and its receptors opens up new opportunities for the development of drugs that will treat metabolic disorders. There is indeed a possibility that ghrelin analogs, acting as either agonists or antagonists, might have clinical impact without affecting GH level.  The use of ghrelin antagonists as appetite suppressants or inhibitors of lipogenesis could open up new opportunities for the treatment of obesity and associated diseases (e.g. diabetes, cardiovascular diseases).  The use of ghrelin agonists could have therapeutic benefits which are expected to offer hope for cachexic or anorexic patients.

In 2004, we established a research and license collaboration agreement with Le Centre National de la Recherche Scientifique and University Montpellier I and II, France, acting in their own names, as well as in the name and on behalf of the Laboratoire des Aminoacides, Peptides et Protéines (LAPP) (UMR 5810), directed by Dr. Jean Martinez, for the synthesis and characterization of new chemical entities acting as ghrelin receptor ligands.  According to the agreement, we have the worldwide rights to develop and exploit the new compounds for any indication. Compounds with the most potent affinity for the ghrelin receptors will be investigated further through an international network of academic investigators with expertise in the field of endocrinology in order to identify clinical development candidates.

Additionally, we also established a research contract with the Department of Experimental and Environmental Medicine of the University of Milan, Italy, under the direction of Prof. Vittorio Locatelli, for the pharmacological characterization of potentially ghrelin receptor ligands.

In August 2005, we filed a first patent application to protect a series of new chemical entities characterized as ghrelin receptor ligands.

In May 2006, we established a research project agreement with the University of Montreal. This research project will focus on the characterization of ghrelin receptor ligands on fat tissue. This project is led by Huy Ong, Professor at the Faculty of Pharmacy, at the University of Montreal.

In August 2006, we also initiated a research collaboration with the Hôpital Laval (Quebec City) under the direction of Dr. Denis Richard. This research collaboration will focus on the pharmacological characterization of ghrelin receptor ligands in vivo (e.g. the effects in diet-induced obesity models).

In October 2006, we presented for the first time our in vivo data on the capacity of ghrelin antagonists of selectively inhibiting food intake. This study, using a rat model, outlined the capacity of ghrelin antagonists’ ability to inhibit appetite without affecting growth hormone secretion and represents evidence that ghrelin antagonist compounds can selectively inhibit food intake. It further supports the hope that ghrelin antagonist compounds have the potential to be useful for the treatment of obesity.

During 2007, several preclinical candidates have been investigated which demonstrated an interesting decrease in body weight gain and fat accumulation in a diet induced obesity mouse model. The ongoing work will focus on the improvement of oral bioavailability.

GH-RH Antagonists

Growth hormone-releasing hormone (“GH-RH”) is a hormone secreted in the brain by the hypothalamus that acts on the pituitary gland to stimulate the synthesis and the release of GH. Many tumor types are potentially dependent on levels of GH and insulin-like growth factors, IGF-I and IGF-II, which stimulate cell proliferation while inhibiting programmed cell death (apoptosis).

GH-RH antagonists represent a potential novel class of promising anti-cancer agents that may offer distinct advantages compared to other classes of anti-tumor agents, with utility in a variety of tumor types. GH-RH antagonists possess the ability to exert both direct (by blocking GH-RH receptors on tumor cells) and indirect (by blocking the secretion of GH from the pituitary and thereby suppressing the production of IGF-I in the liver) anti-proliferative effect. Early evidence for the anti-tumor activity of GH-RH antagonists was provided by research conducted at Tulane University, which demonstrated that GH-RH antagonists inhibit the growth of a broad range of cancer cell lines, including pancreatic, colorectal, prostate, breast, renal, small-cell/non small-cell lung cancer, osteosarcoma and glioblastoma. Importantly, GH-RH antagonists were shown to have a direct anti-proliferative effect in vitro on certain cancer cell types, an action that is thought to be mediated by the presence of locally-produced GH-RH, which may act as an autocrine growth factor, and its receptors in the respective cancer cell lines. GH-RH antagonists also inhibit indirectly the production of IGF-I and IGF-II in tumors.

In 2006, selected GH-RH antagonists have been provided to several of our academic partners for further preclinical evaluation.

In 2007, we disclosed in vivo data on GH-RH antagonist JMR-132 demonstrating anti-tumor activity of JMR-132 in MX-1 human experimental doxorubicin-resistant breast cancers, as well as on the anti-proliferative effect in combination with docetaxel chemotherapy, which is frequently used for the treatment of early and metastatic breast cancer.

Immunotherapy / Vaccines

Cellular proteins expressed by oncogenes have been recognized as a major cause of tumor development. One of the central oncoproteins involved in cancer formation are the Raf proteins. Based on these proteins, new unique therapeutic strategies, new predictive animal models and new development products have been generated to efficiently combat cancer. These consist of virulence attenuated, genetically modified bacteria expressing tumor antigens, including oncoproteins or enzymes. Such bacteria are used for vaccination as well as tumor targeting and delivery of antitumoral compounds towards the tumor tissues. This new vaccine approach, therefore, exploits the ability of bacteria to induce potent immune responses as well as direct these responses against malignancies. The immunogenicity of the vaccine will be further enhanced by the capacity of bacteria to colonize tumor tissues. This property will be used to transport substances, e.g. proteins, into the tumor tissue, which are capable of converting non-toxic pro-drugs into active drugs. The use of bacterial carriers for therapeutic vaccination against tumors and the concept of bacterial tumor targeting will be further developed with the Julius-Maximilians-University of Würzburg, including the highly recognized researchers Prof. Dr. Ulf R. Rapp, who is member of our Scientific Advisory Board, and Prof. Dr. Werner Goebel. Prof. Rapp is a known expert in the field of cell and tumor biology and Prof. Goebel is a pioneer in the field of vaccines based on recombinant bacteria.

The preclinical proof of principle has already been shown in a transgenic animal model and is supported by several patent applications that we have filed. The most advanced products are bacterial tumor vaccines which are based on the approved human vaccine strain Salmonella typhi Ty21a. The principle of these recombinant vaccine strains is the secretion of the tumor antigen using a so-called Type I secretion machinery derived from Escherichia coli. To date, two different vaccine strains have been generated up to GMP scale production — a melanoma vaccine encompassing a mutated form of the oncogene B-Raf, which is present in more than 65% of melanomas, and a prostate cancer vaccine strain expressing and secreting PSA. For both vaccines, the preclinical proof of principle has been demonstrated in distinct animal models and the immunogenicity could be further enhanced compared to our already published strains (patent application filed in November 2006).

In 2007, the PSA vaccine (AEZS-120) was selected as the first preclinical development candidate of an anti-tumor vaccine. In September, scientific advice from the Paul Ehrlich Institute, the German health authority for vaccines, was sought and the preclinical development program presented by us was in principle accepted.

A grant application was filed in Germany and was approved in 2008. In accordance with this grant, 50% of our preclinical development costs and 100% of those of our university partner will be reimbursed by the German Ministry of Science and Education. The preclinical development is planned to be initiated in mid-2008.

Drug Discovery

There is an increasing demand on the world market for active substances. Our internal drug discovery unit provides an important prerequisite for the provision of new patented active substances, which can then be developed further or licensed to third parties.

Our drug discovery unit concentrates on the search for active substances for innovative targets which open the door to the introduction of new therapeutic approaches. Further, this unit searches for new active substances having improved properties for clinically validated targets for which drugs are already being used in humans and which produce inadequate effects, cause severe side effects, are not economical or are not available in a patient-friendly form.

To this end, we possess an original substance library for the discovery of active compounds with a comprehensive range of promising natural substances which can serve as models for the construction of synthetic molecules. The initial tests involve 120,000 samples from our internal substance library in the form of high-throughput screening. The hits, i.e. the first active compounds found in the library, are tested further and built up specifically into potential lead structures. Based on two to three lead structures, they are then optimized in a further step to potential development candidates.

Intellectual Property — Patents

We believe that we have a comprehensive intellectual property portfolio that covers compounds, manufacturing processes, compositions and methods of medical use for our lead drugs. Our patent portfolio consists of more than 70 patent families (issued, granted or pending in the U.S.A., Europe and other jurisdictions).

Of the issued or granted patents, the seven described below form the core of our patent portfolio with regard to our lead drugs.

•                  US patent 5,198,533 provides protection in the U.S.A. for the compound cetrorelix and other (LHRH) antagonists. This U.S. patent will expire in October 2010 pursuant to a granted request for patent term extension.

•                  US patent 6,828,415 protects a method for preparing sterile lyophilizate formulations of cetrorelix. It specifically protects the lyophilization process used to manufacture cetrorelix. This U.S. patent will expire in December 2021.

•                  US patent 5,773,032 covers a long-acting formulation of cetrorelix consisting of poorly soluble particles of 5 µm to 200 µm in size. The patent not only protects cetrorelix pamoate as a long-acting formulation but also prevents the development of other LHRH antagonist drugs that are based on this drug-delivery system. This U.S. patent will expire in November 2014. A patent term extension of up to five years may be possible and will be requested upon marketing approval of Cetrorelix pamoate.

•                  US patent 6,054,432 is a method-of-use patent covering a therapeutic regimen for treating BPH, where Cetrorelix is administered at a dosage of about 0,5 mg per day over time without effecting testosterone castration. The U.S. patent will expire in August 2017.

•                  US patent 7,005,418 is a method-of-use patent covering the therapeutic management of extrauterine proliferation of endometrial tissue (endometriosis), chronic pelvic pain and/or fallopian tube obstruction by administering an LHRH antagonist in the form of a short-term induction treatment for a period of about 4 to 12 weeks. The U.S. patent will expire in August 2022.

•                  US patent 6,172,050 provides protection in the U.S.A. for the compound perifosine and other related alkyl phospholipid derivatives, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of tumors. This U.S. patent expires in July 2013. A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of perifosine.

•                  US patent 6,627,609 provides protection in the U.S.A. for the compound ozarelix and related third-generation LHRH antagonists and pharmaceutical compositions comprising them. This U.S. patent will expire in March 2020. A patent term extension of up to five years may be possible and will be requested upon marketing approval of ozarelix.

The table below lists some of our issued or granted patents in the United States and Europe:

Patent No	Title	Country	Expiry Date

Cetrorelix
EP 0 299 402	LHRH antagonists	Germany, Great Britain, France, Switzerland and others	2013-07-10
US 5,198,533	LHRH antagonists	U.S.A.	2010-10-24
EP 0 611 572	Process to prepare a cetrorelix lyophilised composition	Germany, Great Britain, France, Switzerland and others	2014-02-04
US 6,828,415	Oliogopeptide lyophilisate, their preparation and use	U.S.A.	2017-12-07
US 6,716,817	Method of treatment of female infertility	U.S.A.	2014-02-22
US 6,863,891	Oligopeptide lyophilisate, their preparation and use	U.S.A.	2014-02-22
US 6,867,191	Preparation and use of oligopeptide lyophilisate for gonad protection	U.S.A.	2014-02-22

EP 1 150 717	Sustained release salts of pharmaceutically active peptides and their production	Germany, Great Britain, France, Switzerland and others	2020-01-29
EP 1 309 607	Method for producing LHRH antagonists	Germany, Great Britain, France, Switzerland and others	2021-08-09
US 6,780,972	Method for the synthesis of peptide salts, their use and the pharmaceutical preparations, containing peptide salts	U.S.A.	2021-08-24
US 5,773,032	Long-acting injection suspensions and a process for their preparation	U.S.A.	2014-11-25

C.            Organizational structure.

The following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries as of March 14, 2008.

	Æterna Zentaris Inc.
	(Canada)

100%		100%

Æterna Zentaris GmbH		Æterna Zentaris, Inc
(Germany)		(U.S.A.)

D.            Property, plants and equipment.

Our corporate head office and facilities are located in Quebec City, Province of Quebec, Canada The following table sets forth information with respect to our main facilities as of March 14, 2008.

Location	Use of space	Square Footage		Type of interest

1405 Parc Technologique Blvd	Partially occupied for R&D,	69,070	(1)	Owned
Quebec City (Quebec), Canada	manufacturing and administration

20 Independence Blvd	Fully occupied for management	10,741		Leased
Warren, New Jersey, U.S.A.	and administration

Weismüllerstr. 50	Fully occupied for R&D, product	46,465		Leased
D-60314	management and administration
Frankfurt am Main, Germany

(1)          Approximately 60% of this facility is leased to our former subsidiary, Atrium Innovations Inc., and approximately 30% is not occupied.

Item 4A.  Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

The following analysis provides a review of our results of operations, financial condition and cash flows for the three-month period and full year ended December 31, 2007. In this Management’s Discussion and Analysis the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries on a consolidated basis. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2007, 2006 and 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

Key Developments for the Year Ended December 31, 2007

CORPORATE

In January 2007, we completed the spin-off of Atrium Biotechnologies Inc., now known as Atrium Innovations (Atrium) by distributing to our shareholders our remaining interest in Atrium.

In March 2007, the board of directors appointed David J. Mazzo, Ph.D. as new President and CEO of the Company.

Between May and August 2007, the Company appointed three key members to the executive management team:

•                  Ellen McDonald, M.B.A. SVP and Chief Business Officer

•                  Nicholas Pelliccione, Ph. D., SVP, Regulatory Affairs and Quality Assurance

•                  Paul Blake, M.D., SVP and Chief Medical Officer

On August the 14, 2007, the Board of Directors appointed Juergen Ernst as Chairman of the Board, replacing the founder and former Executive Chairman, Éric Dupont, Ph.D.

In the autumn of 2007, the new management team completed a rigorous analysis of the drug development pipeline and business operations and disclosed the key priorities of the corporate drug development and the partnering strategy.

In November 2007, we completed the sale of our Utah-based subsidiary, Echelon Biosciences Inc. (Echelon), to Frontier Scientific Inc. for $3.2 million, including $2.6 million upfront payable upon signing and $0.6 million in contingent consideration based on specific sales levels to be reached in 2008 and 2009.

In December 2007, we opened our operational headquarters in Warren, New Jersey where the majority of the executive management team resides.

Subsequent to year-end, we entered into an agreement, on March 1, 2008, for the sale of our intangible property held for sale — Impavido® (miltefosine) for approximately $9.2 million, subject to customary closing conditions.

CETRORELIX

In March 2007, our Japanese partner Shionogi & Co. (Shionogi) presented encouraging Phase 2a trial (performed in Japan) results with cetrorelix in BPH. Results showed that cetrorelix, the Company’s lead luteinizing hormone-releasing hormone (LHRH) antagonist, was safe and well tolerated at all dosage regimens. Furthermore, Japanese patients responded to cetrorelix with a transient reduction of testosterone concentration in blood, which did not reach or remain at castration level. Additionally, none of the dosage regimens tested caused a suppression of prostate specific antigen (PSA) levels. Finally, data generated with Japanese patients showed that the bioavailability of cetrorelix was similar to that observed in non-Japanese patients. Following these results, our partner, Shionogi, initiated a 300-patient Phase 2b study with cetrorelix in BPH in Japanese patients. Shionogi is conducting and sponsoring this study.

In April 2007, we commenced dosing of cetrorelix in the first study of our sponsored Phase 3 program in BPH. This first study, a one-year placebo-controlled efficacy study, is assessing an intermittent dosage regimen of cetrorelix as a potential safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms. This 600-patient Phase 3 study is being conducted in North America and Europe.

In May 2007, we regained exclusive worldwide rights (ex-Japan) for cetrorelix from Solvay for the endometriosis indication. The Company now owns worldwide ex-Japan rights for cetrorelix in BPH and endometriosis.

In the first quarter of 2008, we expect to initiate additional trials related to our Phase 3 program in BPH, including a second European efficacy trial as well as a long-term safety trial.

AEZS-108

In June 2007, we presented encouraging detailed Phase 1 results for AEZS-108, our cytotoxic conjugate (LHRH agonist linked to doxorubicin) in female patients with cancers expressing LHRH receptors.

The study conclusion was:

•                  AEZS-108 was well tolerated by patients with gynecological tumors;

•                  AEZS-108 is the first drug in a clinical study that targets the cytotoxic activity of doxorubicin specifically to LHRH-receptor expressing tumors;

•                  Signs of anti-tumor activity were observed in seven out of 13 patients treated with 160 or 267 mg/m(2) of AEZS-108, including three patients with complete or partial response; and

•                  Recommended dose for further clinical studies will be 267 mg/m(2) given once every three weeks.

At the end of December 2007, we commenced patient enrollment for our European open-label, non-comparative multi-center Phase 2 trial that will treat up to 82 women with LHRH-receptor positive ovarian and endometrial cancerous tumors.

AEZS-112

In January 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted and sponsored by the Company in the United States. The trial will include up to 50 patients who have either failed standard therapy or for whom no alternative therapy exists. We expect progression of this trial in 2008 to identify maximum tolerated dose of AEZS-112.

OZARELIX

During 2007, our partner Spectrum Pharmaceuticals, Inc. (Spectrum) continued the development of ozarelix, a fourth generation LHRH antagonist, by conducting and sponsoring a North American Phase 2b trial in BPH. Spectrum is also conducting and sponsoring a program with ozarelix in prostate cancer. Additional results are expected in 2008.

PERIFOSINE

In November 2007, we completed patient recruitment for our Company-sponsored European multi-center Phase 2 trial with perifosine, an oral signal transduction inhibitor, combined with radiotherapy, in 160 patients with inoperable Stage III non-small cell lung cancer (NSCLC). We expect to announce results in the first quarter of 2009.

During 2007, our partner Keryx Biopharmaceuticals, Inc. (Keryx) continued the development of perifosine with multiple Phase 1 and Phase 2 studies in North America in multiple cancers. We expect Keryx to move perifosine into Phase 3 in at least one indication in North America in 2008.

Consolidated Results of Operations

On January 2, 2007, we completed the special distribution to all shareholders of our remaining position in Atrium. Since we disposed of our entire position in Atrium in January 2007, we had no access to liquidity or cash flows from Atrium in 2007 and we do not expect to access to cash flows from operations of Atrium in ensuing years. Since Atrium is renting space in our facility in Quebec City, we receive rent from Atrium and share administrative costs, which amount are not significant.

For the years ended December 31, 2006 and 2005, the previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

On November 30, 2007, we disposed of our former subsidiary Echelon which was involved in the business of selling reagents. As a consequence, we have no access to liquidity or cash flows from Echelon since the end of November 2007 and we do not expect to access to cash flows from operations of Echelon in ensuing years, beyond possible contigent considerations payments based on Echelon’s performance in 2008 and 2009.

For the years ended December 31, 2007, 2006 and 2005, the previously consolidated revenues and expenses of Echelon have been reclassified as discontinued operations.

The following table sets forth Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Years ended December 31,
	2007	2006	2005
	$	$	$
Consolidated revenues
Sales and royalties	28,825	25,123	21,252
License fees	12,843	13,652	23,530
Other	400	24	31
	42,068	38,799	44,813

Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250
Selling, general and administrative (SG&A)	20,403	16,478	14,403
Research and development (R&D) costs	39,248	27,422	25,544
R&D tax credits and grants	(2,060)	(1,564)	(317)
Depreciation and amortization (D&A)	5,566	8,964	5,944
Impairment of long-lived asset held for sale	735	—	—
	76,822	62,570	53,824
Loss from operations	(34,754)	(23,771)	(9,011)

Other revenues (expenses)
Interest Income	1,904	1,441	1,235
Interest expense	(85)	(1,433)	(7,010)
Foreign exchange gain (loss)	(1,035)	319	(87)
Other	(28)	409	—
	756	736	(5,862)
Share in the results of an affiliated company	—	1,575	—

Loss before income taxes	(33,998)	(21,460)	(14,873)
Income tax recovery (expense)	1,961	29,037	(609)
Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)
Net earnings (loss) from discontinued operations	(259)	25,813	26,053
Net earnings (loss) for the year	(32,296)	33,390	10,571

Net earnings (loss) per share from continuing operations
Basic	(0.61)	0.14	(0.34)
Diluted	(0.61)	0.14	(0.34)
Net earnings (loss) per share from discontinued operations
Basic	(0.00)	0.50	0.57
Diluted	(0.00)	0.48	0.57
Net earnings (loss) per share
Basic	(0.61)	0.64	0.23
Diluted	(0.61)	0.62	0.23

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection) marketed for reproductive health assistance for in vitro fertilization, Impavido® (miltefosine) marketed for the treatment of leishmaniasis and active pharmaceutical ingredients. Royalties are derived from Cetrotide® and paid by our partner Merck-Serono. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received from our different licensing partners.

Sales and royalties increased to $28.8 million for the year ended December 31, 2007 compared to $25.1 million and $21.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in sales and royalties is related to new sales of Cetrotide®, following the September 2006 launch in Japan and year-over-year increased sales of Impavido®.

Subsequent to year-end, the Company entered into an agreement, on March 1, 2008, with respect to the sale of its intangible property held for sale — Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals. In 2007, sales of Impavido® represented $3.3 million. As a result of the sale of the product, we expect a corresponding decrease in sales and royalties for 2008.

License fees revenues decreased to $12.8 million for the year ended December 31, 2007, compared to $13.7 million and $23.5 million for the same periods in 2006 and 2005, respectively. The year-over-year decrease is mainly attributable to a reduction in license fees revenues related to services rendered through our collaboration with Solvay Pharmaceuticals (Solvay). We regained from Solvay the worldwide ex-Japan rights for cetrorelix in BPH during 2006 and for endometriosis in 2007. License fees revenues are expected to slightly decrease in 2008.

Consolidated Operating Expenses

Consolidated cost of sales, excluding depreciation and amortization, increased to $12.9 million for the year ended December 31, 2007 compared to $11.3 million and $8.2 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in the cost of sales is directly related to additional generated sales and royalties. The cost of sales as a percentage of sales and royalties was 44.86% in 2007 compared to 44.86% in 2006 and 38.82% in 2005. The lower percentage of cost of sales in 2005 compared to 2006 and 2007 is due to favorable product mix sold in 2005 since we sold more active ingredients with higher margins to our partners. The cost of sales as a percentage of sales and royalties is expected to increase to nearly 50% in 2008, assuming the sale of the Impavido® intangible assets and corresponding inventory during the first part of the year 2008.

Consolidated selling, general and administrative (SG&A) expenses increased to $20.4 million for the year ended December 31, 2007 compared to $16.5 million and $14.4 million for the same periods in 2006 and 2005 respectively. The increase in SG&A expenses for the year 2007 compared to 2006 is primarily due to non-recurring corporate expenses of nearly $2.7 million related to the appointment of David J. Mazzo, Ph.D., as the President and CEO of the Company, as well as Juergen Ernst as Chairman of the Board, the departure of the former CEO, Gilles Gagnon, as well as the departure of the founder and former Executive Chairman, Éric Dupont, Ph.D. The increase in SG&A is also related to the appointment of new key executive management, combined with the opening of operational headquarters in New Jersey and increased royalties and commissions expenses directly related to sales and royalties of Cetrotide®.

The increase in SG&A of 2006 compared to 2005 is in part related to $0.6 million of non-recurrent SG&A expenses with regard to a thorough review of the Company’s strategic plan combined with nearly $0.3 million of increased royalties and commission expenses directly related to sales and royalties of Cetrotide® as well as increased support of our R&D efforts.

We expect that SG&A expenses for 2008 will remain consistent with 2007.

Consolidated R&D costs were $39.2 million for the year ended December 31, 2007 compared to $27.4 million and $25.5 million for the same periods in 2006 and 2005 respectively. Additional R&D expenses of $11.8 million spent in 2007 compared to 2006 are mainly related to the advancement of our lead product cetrorelix, our LHRH antagonist in Phase 3 for BPH; as well as to further advancement of targeted, earlier-stage development programs including AEZS-108, our cytotoxic conjugate and AEZS-112, our tubulin inhibitor, both of which are in oncology.

The following table summarizes the 2007 R&D external costs supported by the Company.

(in thousands of US dollars)

			Year ended December 31, 2007
Products	Status	Indication	Net R&D costs (*)
			$	%
Cetrorelix	Phase 3 Phase 2	BPH and endometriosis	11,589	54.47

AEZS-108	Phase 2	Endometrial and ovarian cancers	600	2.82

Perifosine*	Phase 2	Oncology	1,428	6.72

Ozarelix*	Phase 2	BPH and prostate cancer	428	2.01

AEZS-112	Phase 1	Cancer	1,800	8.46

Erk PI3K	Preclinical	Cancer	1,260	5.92

Ghrelin receptor	Preclinical	Endocrinology and oncology	1,044	4.91

LHRH pept.	Preclinical	Endocrinology and oncology	1,274	5.99

Other	Preclinical	Multiple	1,852	8.71

			21,274	100.00

(*) Net of reimbursement by partners.

We expect R&D investments to increase by approximately 30% in 2008. This increase will primarily be related to the advancement of our lead compound cetrorelix in BPH. We expect to initiate additional clinical trials during the year 2008, including a 400-patient efficacy study in Europe, a 500-patient safety study in North America and Europe, plus a projected-100-patient thorough QTc study. The cost of these additional studies will be combined with the costs of the ongoing preclinical carcinogenicity study and the 600-patient North American and European efficacy study. Additionally, costs will be incurred in the manufacturing of cetrorelix drug supply to support our sponsored studies.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

R&D tax credits and grants were $2.1 million for the year ended December 31, 2007 compared to $1.6 million and $0.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase is related to non-recurring R&D tax credits which have been used in 2007 and 2006 to reduce estimated income taxes that would otherwise have been payable on the gain on disposal of our former subsidiary Atrium through a secondary transaction in October 2006 and the distribution of our remaining interest in 2007. In 2008, we expect the R&D tax credits and grants utilized to be much lower, estimated to be approximately $0.3 million.

Consolidated depreciation and amortization (D&A) decreased to $5.6 million for the year ended December 31, 2007 compared to $9.0 million and $5.9 million for the same periods in 2006 and 2005, respectively. The decrease in D&A in 2007 is primarily due to an impairment loss of $2.9 million taken in 2006 on manufacturing equipment, patents and trademarks related to the termination of non-core pharmaceutical development projects.

Impairment of long-lived asset held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment is related to the building and land held for sale for which the estimated fair value is based on offers received by third parties. We expect to sell the land and building during the first half of 2008.

Consolidated loss from operations increased to $34.8 million for the year ended December 31, 2007 compared to $23.8 million and $9 million for the same periods in 2006 and 2005, respectively. The increase in loss from operations in 2007 as compared to 2006 is attributable to a combination of lower license revenues, increase in non-recurring G&A corporate expenses and additional R&D expenses mainly related to the advancement of our Phase 3 program with cetrorelix in BPH. This increase in loss from operations in 2007 was partly offset by increased sales and royalties, as well as lower D&A expenses. The loss from operations increased from $9 million in 2005 to $23.8 million in 2006. This increase in loss from operations in 2006 is mainly attributable to nearly $10 million reduction of license fees revenues, as well as approximately $5.8 million increased SG&A, R&D net of R&D tax credits and grants and D&A expenses.

We expect our consolidated loss from operations to increase in 2008 with lower sales of Impavido® and increased R&D expenses anticipated for cetrorelix in BPH, partly compensated by a corresponding expected gain on disposal of Impavido® intangible property.

Consolidated other revenues (expenses)

Interest income reached $1.9 million for the year ended December 31, 2007 compared to $1.4 million and $1.2 million for the same periods in 2006 and 2005, respectively. Interest income is derived from our cash and short-term investments which totalled $41.4 million as of December 31 2007 and $60.5 million as of December 31, 2006. The year-over-year increase is directly related to additional cash and short-term investments with regard to the net proceeds of nearly $45 million from the disposal of 3,485,000 shares of Atrium in October 2006.

Interest expenses decreased to $0.08 million for the year ended December 31, 2007 compared to $1.4 million and $7 million for the same periods in 2006 and 2005, respectively. The significant year-over-year decrease is directly related to the full conversion of term loans into common shares completed in February 2006. Since that conversion, the Company’s long-term debt is related to a non-interest bearing loan from the Canadian and Quebec Governments, for which the balance was $0.8 million as of December 31, 2007 and which will be paid in full in July 2008.

Foreign exchange loss amounted to $1 million for the year ended December 31, 2007 compared to a foreign exchange gain of $0.3 million for the same period in 2006 and a foreign exchange loss of $0.09 million in 2005. The increase in foreign exchange loss in 2007 is mainly related to advances in Euro to our subsidiary in Germany and the corresponding weakness of the Euro currency compared to the Canadian dollar, the  functional currency of the Parent company. The year-end conversion rates from the Euro to the Canadian dollar for December 31, 2007, 2006 and 2005 were 1.44, 1.54 and 1.38, respectively.

Share in the results of an affiliated company of $1.6 million for the period ended December 31, 2006 relates to the investment in Atrium, recorded at equity method, for the period from October 18 to December 31, 2006. As of January 2, 2007, the Company distributed its remaining interest in Atrium to our shareholders as a return of capital.

Consolidated income tax recovery was $2 million for the year ended December 31, 2007 compared to $29 million for the same period in 2006 and to an income tax expense of $0.6 million for the same period in 2005. Most of the 2006 income tax recovery was related to the significant decrease in the valuation allowance with respect to the utilization of some of our future income tax assets against future tax liabilities related to the taxable capital gains that were realized by the Company in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest at the beginning of 2007. These projected transactions have been completed as expected in 2007. In 2008, we do not expect to record any significant income tax recovery from our foreign and domestic entities.

Net loss from continuing operations was $32 million for the year ended December 31, 2007 compared to net earnings from continuing operations of $7.6 million for the same period in 2006 and to a net loss from continuing operations of $15.5 million for the same period in 2005. The increased net loss from continuing operations in 2007 is directly related to increased loss from operations of nearly $10 million, a one-time share in the results of an affiliated company, Atrium, of nearly $1.6 million recorded in 2006 and a non-recurring future income tax recovery of nearly $25 million recorded in 2006 related to the sale of Atrium shares in 2006, and the special distribution of our remaining interest in January 2007.

We expect our consolidated net loss from continuing operations to increase in 2008 mainly due to increased R&D expenses for cetrorelix in BPH.

Net loss from discontinued operations reached $0.3 million for the year ended December 31, 2007 compared to Net earnings from discontinued operations of $25.8 million and $26.1 million for the same periods in 2006 and 2005, respectively. The year-over-year variations are substantially related to Atrium discontinued operations, as described hereunder.

Net earnings from Atrium discontinued operations include the following items:

(in thousands of US dollars)

	Years ended December 31,
	2007	2006	2005
	$	$	$
Revenues	—	239,535	200,863

Earnings before the following items	—	28,360	21,414

Gain on disposal of Atrium shares	—	29,248
Income tax expense	—	(19,923)	(6,838)
Gain (loss) on dilution of investments	—	(628)	19,002

Earnings before non-controlling interest	—	37,057	33,578
Non-controlling interest	—	(10,967)	(7,064)

Net earnings from discontinued operations	—	26,090	26,514

The 2006 increase in revenues from Atrium discontinued operations are mainly attributable to acquisitions by Atrium of MultiChem and Douglas Laboratories in 2005, combined with organic growth.

The gain on disposal of Atrium shares from Atrium discontinued operations resulted from the sale of 3,485,000 subordinate voting shares of Atrium on October 18, 2006, as part of a secondary offering.

Income tax expense from Atrium discontinued operations was related to the gain on disposal of Atrium’s shares for an amount of $7 million, future tax liabilities related unremitted earnings of Atrium for an amount of $5.7 million and Atrium’s operations for an amount of $7.2 million.

Net loss from Echelon discontinued operations include the following items:

(in thousands of US dollars)

	Years ended December 31,
	2007	2006	2005
	$	$	$
Revenues	2,358	2,593	2,391

Loss before the following items	(206)	(369)	(577)

Goodwill impairment	(500)	—	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—	—
Income tax recovery	491	92	116

Net loss from discontinued operations	(259)	(277)	(461)

The year-over-year increase in revenues from Echelon discontinued operations for 2006 is related to organic growth. In 2007, revenues represent eleven months compared to twelve months for the year 2006.

At the end of September 30, 2007, the Company performed a preliminary impairment test resulting in an impairment of Echelon goodwill of $0.5 million.

The Loss on disposal of Echelon shares from discontinued operations results from the disposal of all of the outstanding shares of Echelon as of November 30, 2007.

Consolidated net loss was $32.3 million or $0.61 per basic and diluted share for the year ended December 31, 2007 compared to consolidated net earnings of $33.4 million or $0.64 per basic share and $0.62 per diluted share for the same period in 2006. The increased net loss in 2007 is related to higher loss from operations of nearly $10 million, lower income tax recovery of nearly $27 million related to the recognition of future income tax assets mainly attributable to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, as well as lower net earnings from discontinued operations of Atrium of nearly $26 million.

We expect that the consolidated net loss for the year 2008 will increase mainly due to higher expected R&D expenses for cetrorelix in BPH.

The consolidated net earnings were $10.6 million for the year ended December 31, 2005 or $0.23 per basic and diluted share. The $22.8 million increase in the net earnings in 2006 compared to 2005 is attributable to the recording of increased income tax recovery of $29 million, mostly related to recognition of future income tax assets with regard to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, lower interest expense of $5.7 million due to the conversion of the term loans during the first quarter of the year 2006; as well as $1.6 million of share in the net earnings of an affiliated company partly offset by increased loss from operations.

The weighted average number of shares outstanding used to calculate the basic net earnings per share for the year ended December 31, 2007 was 53.2 million shares compared to 52.1 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively. For the diluted net earnings per share, the weighted average number of shares outstanding used for this calculation was 53.2 million shares in 2007 compared to 52.5 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively.

Total Consolidated Assets and Long-Term Financial Liabilities

CONSOLIDATED BALANCE SHEET DATA

(in thousands of US dollars)

	As at December 31,	As at December 31,	As at December 31,
	2007	2006	2005
	$	$	$

Total assets	123,363	223,491	419,785
Long-term financial liabilities	3,333	20,135	238,625

Total consolidated assets were $123.4 million as of December 31, 2007 compared to $223.5 million as of December 31, 2006. This decrease in consolidated assets is mainly attributable to the elimination of our investment in an affiliated company, Atrium, with a carrying book value of $57 million as of December 31, 2006; upon the special distribution on January 2, 2007 to our shareholders of our remaining interest in Atrium. This transaction was recorded as a reduction in Share capital of $138 million; the corresponding difference between the fair value and the book value  net of income taxes and cumulative translation adjustment of $71.1 million has been recorded in the Other capital, see Note 4 of our annual financial statements for more details. Furthermore, the reduction of our consolidated assets is mainly related to the elimination of nearly $22 million of future income tax assets utilized with regard to the special distribution of Atrium and the use of cash and short-term investments to fund the operating, investing and financing activities.

Total consolidated assets were $223.5 million as of December 31, 2006 compared to $419.8 million as of December 31, 2005. Long-term financial liabilities were $20.1 million as of December 31, 2006 compared to $238. 6 million as of December 31, 2005. On October 18, 2006, through a Secondary Offering, the Company closed the selling of 3,485,000 shares of Atrium for net proceeds of $45 million. On the same date, Atrium’s assets and liabilities were excluded from the consolidation since the Company ceased control. Furthermore, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations. As of December 31, 2006, the remaining interest in Atrium was presented as Investment in an affiliated company (see Note 4 of our annual financial statements for more details). The decrease in consolidated assets and liabilities as of December 31, 2006 compared to December 31, 2005 is mainly attributable to the elimination of the consolidation of assets and liabilities related to Atrium, partly compensated by the recording of the remaining interest in Atrium as an Investment in an affiliated company, using the equity method.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. Access to a summary of measurement and disclosure differences between Canadian and US GAAP is referenced in Note 24 of our annual 2007 financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred revenues

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value being determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

As of December 31, 2006, following the decision to terminate the pharmaceutical development of certain of our products, we decided to take an impairment on related manufacturing equipment as well as on certain patents and trademarks in order to bring them to their fair value. Consequently, an amount of $2.9 million was recorded as additional depreciation and amortization.

Accounting for Income Tax Expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely not recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. Our valuation allowance was significantly adjusted on December 31, 2006, mainly because we will be able to utilize some of our income tax assets against the future taxable gain that will be realized in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest in Atrium.

The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

Since January 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

Effective January 1, 2007, we adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

Financial Instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments — Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 ‘‘Financial Instrument - Disclosure and Presentation’’, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of Financial Assets and Liabilities

Short-term Investments

The short-term investments are classified as available-for-sale investments. We recognize transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings.

As a result of the application of CICA 3855, a difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective Interest Rate Method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method. The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used other than the adjustment described above for the short-term investments and the long-term debt, have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

General Standards of Financial Statement Presentation

In May of 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The amendments to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We elected to adopt this requirement early on.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing our strategic plan and the corresponding budget and forecasts, we believe that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months. We expect to derive additional cash from potential sale of non-core assets and financing.

Impact of Accounting Pronouncements Not Yet Adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. Although the new standard provides for additional disclosures only with no measurement impact, we are currently in the process of evaluating the impact that these additional disclosures standards will have on the Company’s financial statements.

Financial Instruments - Disclosures and Financial Instruments — Presentation

The CICA issued Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation” which replace Section 3861, “Financial Instruments — Disclosure and Presentation”. The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. We assessed that the impact of these standards will not be significant as they relate to disclosure requirements and require no change in the manner of accounting for financial instruments or capital. We are currently in the process of evaluating the impact that these additional disclosure standards will have on our financial statements..

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of this new standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for the Company’s fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on the Company’s consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments amounted to $41.4 million as of December 31, 2007 compared to $60.5 million as of December 31, 2006. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As of December 31, 2007, cash and short-term investments of the Company included $35.4 million in Canadian currency and 3.9 million in Euro.

The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $25.7 million for the year ended December 31, 2007 compared to $15.9 million and $2.6 million for the same periods in 2006 and 2005, respectively. The increase in net cash used in 2007 is primarily attributable to lower license revenues, increased non-recurring corporate expenses, additional investments in R&D related to the initiation of a Phase 3 program in BPH for cetrorelix, as well as to further advancement of targeted, earlier-stage development programs. Additional net cash used by continuing activities in 2006, as compared to 2005, is attributable to non-periodic upfront and milestone payments received in 2004 from partners related to our R&D collaboration agreements, combined with increased SG&A and R&D expenses in 2006.

We expect net cash used in continuing operating activities to increase in 2008, as we will continue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Financing Activities

Net cash used in continuing financing activities were $1.1 million for the year ended December 31, 2007 compared to $0.7 million and $0.6 million for the same periods in 2006 and 2005, respectively. These funds were mostly used for debt repayments. We expect to pay the balance of our long-term debt of $0.8 million in July 2008.

Investing Activities

Net cash used in continuing investing activities (excluding the change in short-term investments) amounted to $3 million for the year ended December 31, 2007 compared to $0.5 million for the same period in 2006 and $1.7 million in 2005. The increase in 2007 is mainly related to acquisition of equipment to support clinical trials.

During the first half of 2008, we expect to sell our building and land held for sale in Quebec City, as well as our intangible assets held for sale related to Impavido®. We believe this will yield over $15 million of cash inflow.

Contractual Obligations

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements to respect these obligations:

Contractual Obligations

	Payments due by period
(in thousands of US dollars)	Total	2008	2009-2011	2012-2013	2014 and beyond
	$	$	$	$	$
Long-term debt	775	775	—	—	—
Operating leases	10,526	2,092	6,362	640	1,432
Commercial commitments	20,247	13,295	6,952	—	—
Total contractual cash obligations	31,548	16,162	13,314	640	1,432

Outstanding Share Data

As of March 14, 2008, there were 53,187,470 common shares issued and outstanding and there were 5,006,092 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$

Revenues	10,240	11,044	11,551	9,233
Loss from operations	(11,664)	(9,461)	(5,326)	(8,303)
Net loss from continuing operations	(13,854)	(8,112)	(4,928)	(5,143)
Net loss	(13,636)	(8,704)	(4,846)	(5,110)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)

	Quarters ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$

Revenues	11,937	9,928	8,673	8,261
Loss from operations	(6,457)	(5,833)	(5,492)	(5,988)
Net earnings (loss) from continuing operations	22,526	(4,741)	(4,440)	(5,768)
Net earnings (loss)	39,101	(1,569)	(1,562)	(2,580)
Net earnings (loss) per share from continuing operations
Basic and diluted	0.42	(0.09)	(0.08)	(0.12)
Net earnings (loss) per share
Basic and diluted	0.74	(0.03)	(0.03)	(0.05)

Note:                 Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth Quarter Results

Consolidated revenues were $10.2 million for the fourth quarter ended December 31, 2007 compared to $11.9 million for the same quarter in 2006. The decrease in revenues is attributable to lower sales of Impavido®, as well as active pharmaceutical ingredients to our partners, combined with lower license fees from our partners.

Selling, General and Administrative expenses were $5.1 million for the fourth quarter ended December 31, 2007 compared to $4.2 million for the same quarter in 2006. The increase in SG&A is mainly related to the support of the continuation of our Phase 3 program with cetrorelix in BPH and the opening of our new operational headquarters in New Jersey.

Consolidated R&D expenses were $13.6 million for the fourth quarter ended December 31, 2007 compared to $7.9 million for the same quarter in 2006. The increase in R&D expenses relates to the continuation of our Phase 3 program with cetrorelix in BPH.

Consolidated net loss was $13.6 million or $0.26 per basic and diluted share for the fourth quarter ended December 31, 2007 compared to consolidated net earnings of $39.1 million or $0.74 per basic and diluted share for the same quarter in 2006. The increased net loss in the fourth quarter 2007 is related to higher loss from operations of nearly $5.2 million mainly related to increased R&D expenses, as well as to lower income tax recovery of nearly $28.4 million attributable to the recognition of future income tax assets mainly related to the sale of Atrium shares in

2006 and the special distribution of our remaining interest in January 2007, combined with the decrease in net earnings from Atrium’s discontinued operations of approximately $16.3 million.

We expect that the consolidated net loss for the first quarter of 2008 will increase compared to the last quarter of 2007 with the anticipated increase in R&D expenses on our lead Phase 3 program with cetrorelix in BPH.

Outlook for 2008

On March 1, 2008, we entered into an agreement with respect to the sale of our intangible property held for sale — Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals.

During the first six months of 2008, we expect to sell our land and building held for sale in Quebec City which should bring additional non-dilutive cash flow.

Our sales revenues should decrease with the completion of the sale of Impavido® expected during the first six months of 2008.

We expect R&D expenses to increase in 2008, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, as well as the emphasis on clinical development of targeted earlier clinical-stage product candidates.

Net cash outflow for fiscal 2008 is projected to be ~$25 million. Our expectations are that cash outflow from operations will not proceed linearly throughout the year but will be higher in the first half due to start-up costs associated with key clinical studies. The majority of these costs will be related to the initiation of the second pivotal efficacy trial, the pivotal long-term safety trial and the thorough QTc trial for our lead product, cetrorelix in BPH. The rate of cash outflow from operations is expected to return to a lower level in the second half of the year.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company was part of a tax loss consolidation strategy with its former subsidiary Atrium. In respect to that arrangement that terminated in October 2006 when the Company ceased to be the controlling shareholder of Atrium, we received a tax ruling delivered by Canada Revenue Agency. All transactions are eliminated during the consolidation process and income tax savings resulting from the interest expense deduction is presented as discontinued operations.

All other significant related party transactions described in Note 21 of our annual consolidated financial statements are associated with the lease of office and manufacturing space to Atrium and the purchase of a patent from a senior officer (Jürgen Engel) of the Company. All transactions are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

As of December 31, 2007, we did not have interest in any variable interest entities.

Item 6.   Directors, Senior Management and Employees

A.            Directors and senior management.

The following table sets forth information about our directors and senior officers as of March 7, 2008.

Name and Place of Residence	Position with Aeterna Zentaris

Marcel Aubut	Director
Quebec, Canada

Paul Blake	Senior Vice President and Chief Medical Officer
Pennsylvania, U.S.A.

Martha Byorum	Director
New York, U.S.A.

José P. Dorais	Director
Quebec, Canada

Jürgen Engel	Executive Vice President and Chief Scientific Officer
Frankfurt, Germany	and Director

Juergen Ernst	Chairman of the Board and Director
Brussels, Belgium

Pierre Laurin	Director
Quebec, Canada

Gérard Limoges	Director
Quebec, Canada

Pierre MacDonald	Director
Quebec, Canada

Ellen McDonald	Senior Vice President, Business Operations and
New Jersey, U.S.A.	Chief Business Officer

Gerald J. Martin	Director
California, U.S.A.

David J. Mazzo	President and Chief Executive Officer and Director
New Jersey, U.S.A.

Mario Paradis	Senior Vice President, Administrative and Legal
Quebec, Canada	Affairs and Corporate Secretary

Nicholas Pelliccione	Senior Vice President, Regulatory Affairs and
New York, U.S.A.	Quality Assurance

Dennis Turpin	Senior Vice President and Chief Financial Officer
New Jersey, U.S.A.

The following is a brief biography of each of our directors and senior officers.

Marcel Aubut has served as a director on our Board since 1996. A key figure in Canadian business and an icon in the world of sports, Marcel Aubut, O.C., O.Q., Q.C., has been a corporate lawyer for more than thirty years. A partner with Heenan Blaikie Aubut, he is a member of the firm’s National Management Committee and its Executive Committee. In 1983, Mr. Aubut founded the firm of Aubut Chabot. He was President and Chief Executive Officer of Productions Trans-Amérique Ltée, as well as founding president and chief executive officer of Parc technologique du Québec métropolitain. Many companies have called on Mr. Aubut to be a director, including such high-profile ones as Atomic Energy Canada, Cinar, Hydro-Québec, The Laurentian Group, Investors Group of Mutual Funds, Sodic Québec Inc., International Continental Insurers Ltd, the National Hockey League Pension Society, Cabano Transport, Desmarais et Frères, La Fondation Nordiques and Purolator Courier.

Paul Blake was appointed as our Senior Vice President and Chief Medical Officer on August 5, 2007. Prior to joining us, Dr. Blake was Chief Medical Officer of Avigenics, Inc. since January 2007. In 2005, he was Senior Vice President, Clinical Research and Regulatory Affairs at Cephalon, Inc. before being promoted to Executive Vice President, Worldwide Medical & Regulatory Operations. From 1992 to 1998, he held the position of Senior Vice President and Medical Director, Clinical Research and Development at SmithKline Beecham Pharmaceuticals (now GSK). Dr. Blake earned a medical degree from the London University, Royal Free Hospital. He was elected Fellow of the American College of Clinical Pharmacology, Fellow of the Faculty of Pharmaceutical Medicine, Royal College of Physicians in the UK, and is a Fellow of the Royal College of Physicians in the UK.

Martha Byorum has served as a director on our Board since 2001. Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a division of Stephens, Inc., U.S.-based investment bank and financial services company. Before 1996, Ms. Byorum held various positions at Citicorp. Ms. Byorum holds a Master’s of Business Administration (MBA) degree from the University of Pennsylvania.

José P. Dorais has served as a director on our Board since 2006. Mr. Dorais is a partner of the firm of Miller Thomson Pouliot LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous Boards, including the Société des Alcools du Québec, Biochem Pharma and St-Luc Hospital in Montreal. He holds a law degree from the University of Ottawa and is a member of the Quebec Bar.

Jürgen Engel was appointed Senior Vice President and became a director on our Board in 2003.  Dr. Engel has been Chief Executive Officer of Zentaris GmbH since the beginning of 2001. Before that, he was in charge of all research activities of ASTA Medica AG, after having held several executive positions within that company, including Director of Research Coordination and Director of the Medical Chemical Department. Over a period of 25 years, he has supervised more than 700 scientists and clinical professionals. Dr. Engel holds a doctorate in organic chemistry and is an adjunct full professor at Regensburg University, School of Pharmacy. He is also honorary professor at the Dresden Technical University. In 1995, he received the Galenus-von-Pergamon prize for having developed alkylphospholipids as a new class of anti-tumor agents. Dr. Engel is the author of more than 250 scientific articles, several books and has applied for more than 100 patent applications.

Juergen Ernst was appointed Chairman of the Board of Director on August 13, 2007 and has served as a director on our Board since 2005. A seasoned executive with more than 20 years of pharmaceutical industry expertise mainly in the field of corporate development and pharmaceutical product marketing, Mr. Ernst was worldwide General Manager, Pharmaceutical Sector of Solvay S.A., before retiring in 2004.

Pierre Laurin has served as a director on our Board since 1998, Mr. Laurin has been Director of the Hautes Études Commerciales Business School in Montreal since January 1999.  He was elected Chairman of the Board of Directors of our former subsidiary, Atrium, in February 2001.  From 1969 to 1982, Mr. Laurin held successively the positions of teacher and General Manager with the Hautes Études Commerciales.  Since then, he has acted as Vice President, General Manager, Planning and Administration for Alcan. During this term, he was the founding President and CEO of Soccrent, a venture capital firm in Saguenay-Lac-St-Jean.  He has also spent 13 years as Vice Chairman of the Board and President for Quebec of Merrill Lynch.  Mr. Laurin is a member of several boards of directors of corporations including Quebecor Inc., Microcell Telecommunications Inc., Æterna Zentaris and the Fondation J.-Armand Bombardier.  Mr. Laurin holds a PhD degree in business from Harvard University, a Licence ès Sciences Commerciales from the Hautes Études Commerciales Business School, and Bachelor’s degree ès Art from the Séminaire de Philosophie de Montréal.  He also holds a Doctorate Honoris Causa from Concordia University.

Gérard Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he became a chartered accountant and partner of Ernst & Young in 1971.

Pierre MacDonald has served as a director on our Board since 2000.  From 1974 until 1977, Mr. MacDonald was Vice President of James Bay Energy Corporation where he was responsible for administration, finance, internal audit and information systems. He subsequently was the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. He then became Vice Chairman of the Treasury Board of the Government of Quebec. Mr. MacDonald served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. He recently completed a term of six years as Chairman of the Risk Management Committee and member of the Audit Committee of the Export Development Corporation. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Masters of Commerce degrees from Laval University in Quebec.

Gerald J. Martin has served as a director on our Board since 2006. Former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories, Mr. Martin is currently Board Member of Life Sciences Information Technology Global Institute, a not-for-profit public benefit corporation chartered to identify and develop Good Informatics Practices (GIP) with a focus on the establishment of GIP in drug development. Until recently, he was Chairman of the Board of Milkahaus Laboratory based in Providence, Rhode Island, a biotechnology company specialized mainly in male health. During his career in the biopharmaceutical and pharmaceutical sectors, Mr. Martin, in addition to his general management functions, developed a strong expertise in sales and marketing, business development, as well as in clinical development.

Ellen McDonald was appointed our Senior Vice President, Business Operations and Chief Business Officer on May 2, 2007. Ms. McDonald has 18 years experience in the biopharmaceutical industry. She is a proven executive with broad technical and managerial skills. As former Senior Vice President, Business Operations at Chugai Pharma U.S.A., Ms. McDonald led all company business operations with specific responsibility and focus on Business Development, Finance, Marketing, and Corporate Planning. From 2005 until 2007, Ms. McDonald was Senior Vice President, Cardiovascular Marketing and Medical at Bristol Myers Squibb and held positions of increasing responsibilities within the Johnson and Johnson, Inc. pharmaceutical sector. Her last position at J&J was Vice President, Oncology Franchise at Ortho Biotech, Inc. Ms. McDonald holds a B.S. in General Engineering with a minor in International Relations from the United States Military Academy, West Point New York and an MBA, Executive Program from Columbia University, New York.

David J. Mazzo was appointed our President and Chief Executive Officer on March 27, 2007 and was appointed to our Board on August 14, 2007. Prior to joining Æterna Zentaris, Dr. Mazzo spent more than 20 years in the pharmaceutical industry, and he previously served as President and CEO of Chugai Pharma U.S.A. from April 2003 until March 2007. He also held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

Mario Paradis was appointed Senior Vice President, administration and Legal affairs on May 2, 2007. Mr. Paradis joined Æterna Zentaris in June 1999 as Director of Finance. He then acted as our Senior Director, Finance and Corporate Secretary before being appointed Vice President, Finance & Administration and Corporate Secretary in 2006. Mr. Paradis was a Senior Director at PricewaterhouseCoopers within the Audit and Assurance Group. Mr. Paradis earned his Bachelor’s degree in Accounting from the Université du Québec à Trois-Rivières.

On February 29, 2008, we announced that Mr. Paradis would be resigning as Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary effective April 4, 2008.

Nicholas J. Pellicionne was appointed our Senior Vice President, Regulatory Affairs and Quality Assurance on May 7, 2007. Dr. Pelliccione has demonstrated the ability to be a multi-faceted leader in the areas of global Regulatory Affairs, Quality Assurance and Pharmaceutical Development for more than 20 years. In previous roles, Dr. Pelliccione has been responsible for the clinical/preclinical and CMC regulatory aspects of new drugs in the oncology, anti-infectives, cytokines and cardiovascular therapy areas, leading to several approvals. He also served as Senior Vice President, Regulatory and Pharmaceutical Sciences at Chugai Pharma U.S.A. Prior to his experience at Chugai, Dr. Pelliccione spent more than 15 years at Schering Plough Corporation holding positions with increasing responsibility from Manager of Regulatory Affairs, Oncology to, prior to his departure, Vice President, Global Regulatory Affairs, Chemistry, Manufacturing and Controls. Dr. Pelliccione holds a Ph.D. in Biochemistry from Mount Sinai School of Medicine, New York and a BS in Chemistry from Polytechnic University.

Dennis Turpin was appointed our Senior Vice President and Chief Financial Officer on August 16, 2007. Mr. Turpin joined Æterna Zentaris in August 1996 as Director of Finance. Prior to that, he was Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Quebec.

B.            Compensation.

A.                                 Compensation of Outside Directors

The following describes the compensation paid to the members of the Corporation’s Board and committees up until December 31, 2007. Each outside director received an annual base remuneration of C$25,000. In December 2007, the Corporation also granted to each of its outside directors options to purchase 25,000 Common Shares that will vest over a period of three years. The outside directors also received an attendance fee of C$2,000 for each Board and committee meeting attended and a daily compensation of C$1,500 for special work designated by the Board of Directors, if any. Attendance fees are reduced to C$1,000 per meeting for a director participating in a Board or committee meeting by telephone, teleconference or any other telecommunications device. The Chairman of the Board and the Chairs of the Audit Committee and the Corporate Governance, Nominating and Human Resources Committee receive additional annual retainers of C$50,000, C$20,000 and C$15,000, respectively. The committee members received an additional annual base remuneration of C$5,000 for the Audit Committee and C$2,500 for the Corporate Governance, Nominating and Human Resources Committee. The foregoing compensation scheme for directors will remain in place for 2008.

During the financial year ended December 31, 2007, the Corporation paid an aggregate amount of C$570,536 (US$531,226) to all of its outside directors for services rendered. Outside directors are paid in their home country’s currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

B.                                   Compensation of Executive Officers

The following table sets forth detailed information on the compensation of (i) our President and Chief Executive Officer, (ii) our Senior Vice President and Chief Financial Officer, (iii) our three other most highly compensated executive officers and (iv) one additional executive officer for whom disclosure would have been provided under (iii) except that the individual did not serve as an executive officer of Æterna Zentaris for the entirety of the financial year ended December 31, 2007 (collectively, the “Named Executive Officers”), for services rendered in all capacities during the financial years ended December 31, 2007, 2006 and 2005.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation
		(all amounts are in Canadian dollars)			Awards		Payouts
Name and principal occupation	Year	Salary	Bonus	Other Annual Compensation (1)	Securities under Options Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Benefits
		($)	($)	($)	(#)	($)	($)	($)

David J. Mazzo(2)(3) President and Chief Executive Officer	2007 2006 2005	353,346 — —	268,500 — —	— — —	550,000 — —	— — —	— — —	107,400 — —

Gilles Gagnon(4) President and Chief Executive Officer	2007 2006 2005	88,850 300,000 300,000	— 100,000 112,500	— — —	60,000 — 75,000	— — —	— — —	891,700 — —

Dennis Turpin(2) Senior Vice President and Chief Financial Officer	2007 2006 2005	303,643 175,000 175,000	87,263 100,000 75,000	— — —	100,000 — 50,000	— — —	— — —	17,647 — —	(5)

Paul Blake(2)(6) Senior Vice President and Chief Medical Officer	2007 2006 2005	152,508 — —	56,385 — —	— — —	95,000 — —	— — —	— — —	55,655 — —

Jürgen Engel(7) Executive Vice President and Chief Scientific Officer	2007 2006 2005	367,100 320,333 339,705	110,130 106,778 84,926	— — —	100,000 — 50,000	— — —	— — —	— — —

Ellen McDonald(2)(8) Senior Vice President, Business Operations and Chief Business Officer	2007 — —	233,595 — —	82,161 — —	— — —	75,000 — —	— — —	— — —	15,618 — —

Mario Paradis(2) Senior Vice President, Administrative & Legal Affairs and Corporate Secretary	2007 2006 2005	285,643 161,866 145,600	107,577 75,000 54,000	— — —	100,000 30,000 40,000	— — —	— — —	— — —

(1)             Perquisites and other personal benefits that do not exceed the lesser of C$50,000 or 10% of annual salary and bonuses are not included in this column.

(2)             Amounts actually paid to David J. Mazzo, Paul Blake and Ellen McDonald in U.S. dollars and converted to Canadian dollars at an average exchange rate of C$1.00 to US$0.9311 for 2007. For Messrs. Turpin and Paradis, amounts were paid in U.S. dollars commencing on May 2, 2007.

(3)             Dr. Mazzo was appointed President and Chief Executive Officer of the Corporation on March 23, 2007 and his annual salary for 2007 was C$483,300 (US$450,000). As per the terms of his employment contract, he received an incentive payment upon signature of his contract amounting to C$107,400 (US$100,000).

(4)             Mr. Gilles Gagnon served as President and Chief Executive Officer until March 23, 2007 and his annual salary was C$300,000 (US$289,185). Under the terms of a termination agreement, he received a severance package of C$891,700 (US$830,262). All 60,000 options granted to Mr. Gagnon in 2007 were cancelled shortly following his departure from the Corporation. In addition, as part of his termination agreement, Mr. Gagnon is entitled to retain 415,000 options, all of which expire on or before March 23, 2012.

(5)             Represents an incentive payment received by Mr. Turpin in connection with his relocation to the United States. In addition to the foregoing, we also reimbursed Mr. Turpin’s out-of-pocket moving expenses that amounted to C$52,223 (US$48,625).

(6)             Dr. Paul Blake was appointed Senior Vice President and Chief Medical Officer of the Corporation on August 5, 2007 and his annual salary for 2007 was C$375,899 (US$350,000). As per the terms of his employment contract, he received an incentive payment upon signature of his contract amounting to C$55,655 (US$51,820).

(7)             Amounts actually paid to Dr. Engel in Euros and converted to Canadian dollars at an average exchange rate of C$1.00 to €0.6810 for 2007, €0.7024 for 2006 and €0.6623 for 2005.

(8)             Ms. Ellen McDonald was appointed Senior Vice President, Business Operations and Chief Business Officer on May 2, 2007 and her annual salary for 2007 was C$349,050 (US$325,000). As per the terms of her employment contract, she received an incentive payment upon signature of her contract amounting to C$15,618 (US$14,542).

                During the financial year ended December 31, 2007, we paid an aggregate amount of C$3,026,300 (US$2,817,788) and granted an aggregate number of 1,095,000 stock options to all of our executive officers (excluding Mr. Gilles Gagnon and outside directors).

C.                                            Employment agreements

We and/or our subsidiaries have entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers. The Employment Agreements provide that we will pay the executives a base salary, an annual bonus and stock options which will be reviewed annually in accordance with our policies. The Employment Agreements have an indefinite term, except for Dr. Engel, whose employment agreement is for a term of 32 months expiring in August 2010. In addition, each of the Employment Agreements, except for Dr. Engel’s, provides that, if we terminate the employment of a Named Executive Officer without cause, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of 24 months in the case of Dr. Mazzo, 18 months in the case of Messrs. Turpin and Paradis and 12 months in the case of Dr. Blake and Ms. McDonald.

As part of the Employment Agreements, we have also entered into change of control agreements (the “Change of Control Agreements”) with the Named Executive Officers, except for Dr. Engel. Under such agreements, if a change of control (as defined in the Change of Control Agreements) occurs and we terminate the employment of the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of 24 months in the case of Dr. Mazzo and 18 months in the case of Mr. Turpin, Dr. Blake, Ms. McDonald and Mr. Paradis of (i) their annual base salary, (ii) the maximum amount of their bonus, and (iii) the benefits, calculated on a yearly basis, including car allowances, but excluding operating costs and excluding any stock options which were held by such executive at the time of termination of employment.

D.                                    Executive Compensation Policy

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to our success and to ensure competitive compensation, in order that we may benefit from the expertise required to pursue our objectives.

In accordance with this policy, the compensation of the our executive officers is based on three principal elements: (i) basic salary; (ii) performance bonuses; and (iii) the award of stock options. Each component is established with reference in part to comparable companies in the North American biopharmaceutical industry with which we compete for executive talent. In addition, the policy is intended to align the executives’ interests with those of our shareholders and rewards superior performance. Incentive-based compensation is granted on the basis of criteria approved by the Corporate Governance, Nominating and Human Resources Committee.

Basic Salary

Basic salary is established according to the criteria set forth above and is intended to align with the median of those paid in the comparator group. They are reviewed annually by the Corporate Governance, Nominating and Human Resources Committee.

Short-term Incentive Compensation

The short-term incentive plan sets out the allocation of incentive awards based on the financial results, the achievement of our product development and strategic objectives, and our return on investment. These objectives are set at the beginning of each financial year as part of the annual review of corporate strategies.

In the case of executive officers, a program is designed to maximize corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of achievement of these goals. The granting of cash incentives require approval of both the Corporate Governance, Nominating and Human Resources Committee and our Board and are based upon an assessment of each individual’s performance, as well as our performance.

Long-term Compensation of Executive Officers

The long-term component of the compensation of our executive officers is based mainly on our Stock Option Plan, which permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options generally vest over a period of three years. Stock options are usually granted to executive officers in December of each year. See Item E, “Stock Option Plan Information” below.

Compensation of the President and Chief Executive Officer

The compensation of the President and Chief Executive Officer is along the lines of our policy on management compensation. The President and Chief Executive Officer’s employment agreement also contains a non-competition clause but does not provide for any specific terms or modalities of remuneration.

In 2007, the President and Chief Executive Officer received a bonus pursuant to our short-term incentive plan. The annual bonus paid to the Chief Executive Officer in 2007 reflected his performance in the context of our objectives, which were reviewed by the Committee for the Chief Executive Officer and our senior executive management for the 2007 fiscal year. The annual bonus paid in 2007 reflected the advancement of our product pipeline as well as our performance in relation to strategic objectives, business development, return on investment and budgetary objectives established by the Corporate Governance, Nominating and Human Resources Committee for the Chief Executive Officer and the senior executive management team for the 2007 fiscal year.

E.                                      Stock Option Plan Information

We have established a stock option plan for our directors, executive officers, employees and persons providing continuous services to us (the “Stock Option Plan”) in order to attract and retain such persons, who will be motivated to work towards ensuring our success. Our Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation. Individuals eligible to participate under the Stock Option Plan will be determined by our Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the “Outside Expiry Date”). Our Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of common shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the common shares may be purchased may not be lower than the greater of the closing prices of common shares on the TSX and the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be.

Unless our Board of Directors or the Corporate Governance, Nominating and Human Resources Committee decides otherwise, option holders cease to be entitled to exercise their options under the Stock Option Plan (each, an “Early Expiry Date”): (i) immediately, in the event an option holder who is an officer or employee resigns or voluntarily leaves his or her employment with the Company or one of our subsidiaries or the employment with the Company or one of our subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Company or one of our subsidiaries, the date on which such optionee ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of an option holder who is an officer or employee and, in the case of an optionee who is a non-employee director of the Company or one of our subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant Board by reason of death; (iii) 30 days following the date on which an option holder’s employment with the Company or any of our subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the option holder; and (iv) where the option holder is a service supplier, 30 days following the date on which such option holder ceases to act as such, for any cause or reason.

The Stock Option Plan also provides that, if the expiry date of an option(s) (whether an Early Expiry Date or an Outside Expiry Date) occurs during a “blackout period” or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, “blackout period” means the period during which trading in our securities is restricted in accordance with our corporate policies.

Option holders may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

In the event that, at any time, an offer to purchase is made to holders of all common shares, notice of such offer shall be given by us to each optionee and all unexercised options will become exercisable immediately at their respective exercise prices, but only to the extent necessary to enable optionees to tender their common shares in response to such offer.

The Stock Option Plan currently provides that the following amendments may be made to the Stock Option Plan upon approval of each of the Board of Directors and our shareholders as well as receipt of all required regulatory approvals:

•      any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•      any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•      any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•      the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•      the addition of a deferred or restricted share unit or any other provision which results in employees receiving securities while no cash consideration is received by us;

•      with respect to an option holder who is an “insider”,

•      any reduction in the exercise price of any option after the option has been granted, or

•      any cancellation of an option and the re-grant of that option under different terms, except if such re-grant occurs at least three months after the related cancellation,

•      except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications;

•      any extension to the term of an option beyond its Outside Expiry Date to an option holder who is an “insider” (except for extensions made in the context of a “blackout period”),

•      any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan,

•      the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees, and

•      any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further currently provides that the following amendments may be made to the Stock Option Plan upon approval of the Board of Directors and upon receipt of all required regulatory approvals, but without shareholder approval:

•      amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

•      amendments regarding any vesting period of an option;

•      amendments regarding the extension of an option beyond an Early Expiry Date in respect of any option holder, or the extension of an option beyond the Outside Expiry Date in respect of any option holder who is a “non-insider” of the Corporation;

•      with respect to any option holder who is a “non-insider”, amendments to the terms of an option to reduce the exercise price of such option after the option has been granted, or to cancel an option and re-grant that option under different terms;

•      adjustments to the number of issuable common shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the common shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding common shares;

•      discontinuing or terminating the Stock Option Plan; and

•      any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Certain changes to the amending provisions of the Stock Option Plan described above have been adopted by the Board of Directors and are being submitted to shareholders for their consideration and approval at our annual meeting of shareholders to be held on May 7, 2008. See below.

The maximum number of common shares that may be issued under the Stock Option Plan is currently 5,318,740 (of which 5,309,947 Common Shares are reserved for listing on the TSX), which, as at March 7, 2008, represented approximately 10% of all issued and outstanding Common Shares. The maximum number of common shares issuable under the Stock Option Plan is fixed at 10% of the issued and outstanding common shares at any given time. Under the Stock Option Plan, (i) the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single option holder may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

On March 4, 2008, our Board of Directors approved, subject to receiving the approvals of the TSX and our shareholders, an increase in the maximum number of Common Shares issuable under the Stock Option Plan from 10% to 11.4%. The TSX has approved these amendments to the Stock Option Plan and shareholders will be asked at our annual meeting of shareholders to be held on May 7, 2008 to adopt a resolution approving such increase. The Board of Directors also approved, on March 4, 2008, certain amendments to the Stock Option Plan of a “housekeeping” or clerical nature, as well as certain other amendments in order to comply with good governance practices. These amendments have been approved by the TSX.

Apart from the “housekeeping” or clerical amendments adopted by our Board of Directors, the principal amendments made to the Stock Option Plan that are not subject to shareholder approval consist of the addition of two limitations on the aggregate number and value of option grants to our non-employee directors. First, the Stock Option Plan has been modified so that: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one non-employee director, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Corporate Governance, Nominating and Human Resources Committee; and (ii) the aggregate number of securities issuable to all non-employee directors, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of our issued and outstanding securities. A second limitation on option grants to our non-employee directors was also added to the Stock Option Plan, namely non-employee directors are now eligible only to receive grants of up to 40,000 options upon or in connection with their election or appointment to our Board and are now eligible only to receive grants of up to 20,000 options for each and every year thereafter. These options will vest over a period of three years in equal thirds with the first third becoming vested on the first anniversary of the grant date, the second third becoming vested on the second anniversary of the grant date and the final third becoming vested on the third anniversary of the grant date. The specific number of options to be granted to non-employee directors in accordance with the foregoing shall be determined by our Board upon recommendation of the Corporate Governance, Nominating and Human Resources Committee.

Options granted during the most recently completed financial year

An aggregate of 1,080,000 options were granted to our Named Executive Officers during the financial year ended December 31, 2007, of which an aggregate of 210,000 options were granted on January 4, 2007 instead of during December 2006 due to the payment of the special distribution of subordinate voting shares of the capital of Atrium Innovations Inc. (formerly Atrium Biotechnologies Inc.) to our shareholders on January 2, 2007. The aggregate number of common shares covered by options granted to our directors, officers and employees other than the Named Executives Officers during such period was 605,000 at prices varying from C$1.68 to C$4.65 per common share, establishing at 5,006,092 the total number of common shares covered by options granted and outstanding pursuant to the Stock Option Plan as at December 31, 2007, which represented 9.4% of the total number of issued and outstanding common shares at year-end.

				Market value
	Common Shares	% of total options	Exercise price or	of Common Shares
	under	granted during	basic price	underlying options on
	options granted	financial year	per Common Share	the date of grant
Name	(#)	(%)	($ / security)	($ / security)	Expiration date
David J. Mazzo	400,000	23.7	US3.54	US3.54	March 22, 2017
	150,000	8.9	US1.82	US1.82	Dec. 10, 2017
Gilles Gagnon(1)	60,000	3.6	C4.65	C4.65	N/A
Dennis Turpin	50,000	3.0	C4.65	C4.65	Jan. 3, 2017
	50,000	3.0	C1.82	C1.82	Dec. 10, 2017
Paul Blake	45,000	2.7	US3.05	US3.05	July 26, 2017
	50,000	3.0	US1.82	US1.82	Dec. 10, 2017
Jürgen Engel	50,000	3.0	C4.65	C4.65	Jan. 3, 2017
	50,000	3.0	C1.82	C1.82	Dec. 10, 2017
Ellen McDonald	25,000	1.5	US3.63	US3.63	April 30, 2017
	50,000	3.0	US1.82	US1.82	Dec. 10, 2017
Mario Paradis	50,000	3.0	C4.65	C4.65	Jan. 3, 2017
	50,000	3.0	C1.82	C1.82	Dec. 10, 2017

(1)       All 60,000 options granted to Mr. Gagnon in 2007 were cancelled shortly following his departure from the Company.

Options exercised during the most recently completed financial year and financial year-end option values

The following table summarizes for each of the Named Executive Officers the number of common shares acquired on options exercised, if any, during the financial year ended December 31, 2007, the aggregate value realized upon exercise, the total number of common shares covered by unexercised options, if any, held at December 31, 2007, and the value of such unexercised options as at the same date. During the financial year ended December 31, 2007, an aggregate of 18,000 options were exercised at prices varying from C$1.74 to C$3.68 by all option holders under the Stock Option Plan.

Value of Unexercised
			Unexercised Options at	In-the-Money Options
	Common Shares		FY-end 2007	at FY-end 2007 (1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
David J. Mazzo	—	—	— / 550,000	— / —
Gilles Gagnon(2)	—	—	390,000/ 25,000	— / —
Dennis Turpin	—	—	370,000 / 100,000	— / —
Paul Blake	—	—	— / 95,000	— / —
Jürgen Engel	—	—	270,000 / 100,000	— / —
Ellen McDonald	—	—	— / 75,000	— / —
Mario Paradis	—	—	155,333 / 116,667	— / —

(1)

The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a common share on the TSX and on NASDAQ on December 31, 2007, which were C$1.52 and US$1.54, respectively.

(2)	As part of his termination agreement, Mr. Gagnon is entitled to retain 415,000 options, all of which expire on or before March 23, 2012.

C.            Board practices.

Our Articles provide that our Board of Directors (the “Board”) shall be composed of a minimum of five and a maximum of fifteen directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of shareholders. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier.

Under the terms of contractual agreements among the Company and SGF Santé Inc. concerning, among other matters, the election of directors, provided that SGF Santé Inc. holds at least 5% of our issued and outstanding voting shares, the Company will propose for election as a director at each annual meeting of the shareholders, one candidate designated by SGF Santé Inc., provided that the candidate receives a favourable recommendation from the Corporate Governance, Nominating and Human Resources Committee. In this respect and in accordance with the agreements mentioned above, Mr. José P. Dorais is the director currently designated by SGF Santé Inc.

Committee of the Board of Directors

Our Board of Directors has established an Audit Committee and a Corporate Governance, Nominating and Human Resources Committee.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee reviews the financial reporting process, the system of internal control, the audit process, and the company’s process for monitoring compliance with laws and regulations and with our Code of Ethical Conduct. In performing its duties, the Audit Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the Company’s business, operations, and risks.

The function of the Audit Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

The current members of the Audit Committee are Martha Byorum, Gérard Limoges and Pierre MacDonald.

The mandate of the Corporate Governance, Nominating and Human Resources Committee is to (i) assist the Board in developing the Company approach to corporate governance issues, (ii) propose new Board nominees, and (iii) assess the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.

The current members of the Corporate Governance, Nominating and Human Resources Committee are Juergen Ernst, Pierre Laurin and Pierre MacDonald.

D.            Employees.

As of March 1, 2008, we had a total of 131 employees, of which 101 are based in Frankfurt, Germany, 18 in New Jersey, U.S.A., and 12 in Quebec City. Sixty-six are involved in discovery, preclinical and pharmaceutical development, 24 are involved in medical and regulatory affairs, quality assurance and intellectual property, and 41 in business operations, investors relations, communications, finances, human resources and legal affairs. We have agreements with all of our employees covering confidentiality and loyalty, non-competition, and assignment to the Company of all intellectual property rights developed during the employment period. Some of our employees based in Frankfurt, Germany are represented by the Chemical Union of Germany. As such, their compensation is largely driven by the outcome of the negotiations between the Chemical Union and the Association of Employers for the

chemical industry which is then binding for all German companies in the industry. With the former “Tarifvertrag” having expired by February 29, 2008, the negotiations for the re-newed contract have just been initiated.  The respective outcome particularly with regard to term of the renewed contract and salary adjustments applicable to these employees is beyond the control of the Company. We have never experienced a work stoppage and we believe that relations with our employees are generally good.

E.            Share ownership.

The following table presents information regarding the ownership of common shares, exercisable options which are all “out-the-money” and the beneficial ownership of our share capital as of March 14, 2008 by our Chief Executive Officer, Chief Financial Officer, our directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our directors and executive officers as a group and one other executive officer of the Company who would have been included within the three most highly compensated executive officers had he been in the employ of the Company, or a subsidiary, at year-end.

				Currently
				exercisable
	Currently owned		Stock options	options owned as of
Name	shares	Percent	owned	March 14, 2008

Marcel Aubut	57,500	*	110,000	80,000
Paul Blake	30,000	*	95,000	—
Martha Byorum	12,000	*	110,000	80,000
José P. Dorais	—	*	—	—
Jürgen Engel	42,779	*	370,000	270,000
Juergen Ernst	18,850	*	60,000	25,000
Pierre Laurin	22,200	*	122,000	92,000
Gérard Limoges	9,000	*	60,000	30,000
Pierre MacDonald	26,500	*	119,000	89,000
Gerald J. Martin	4,000	*	45,000	15,000
David J. Mazzo	36,500	*	550,000	—
Ellen McDonald	10,000	*	75,000	—
Mario Paradis	6,220	*	272,000	155,333
Nicholas J. Pelliccione	20,000	*	75,000	—
Dennis Turpin	7,250	*	470,000	370,000

All of our directors and senior officers as a group	302,799	0.57%	2,533,000	1,206,333

*: Less than 1%

Common Shares
Under Options
Name	Granted	Exercise Price	Expiration Date

Marcel Aubut	5,000	C$ 6.18	Dec. 31, 2011
	15,000	C$ 3.68	Dec. 15, 2012
	30,000	C$ 1.74	Dec. 11, 2013
	15,000	C$ 5.83	Dec. 13, 2014
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Paul Blake	45,000	US$ 3.05	Jul. 26, 2017
	50,000	US$ 1.82	Dec. 10, 2017

Martha Byorum	5,000	C$ 6.18	Dec. 31, 2011
	15,000	C$ 3.68	Dec. 15, 2012
	30,000	C$ 1.74	Dec. 11, 2013
	15,000	C$ 5.83	Dec. 13, 2014
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Jürgen Engel	60,000	C$ 2.43	Dec. 31, 2012
	60,000	C$ 1.74	Dec. 11, 2013
	100,000	C$ 5.83	Dec. 13, 2014
	50,000	C$ 3.53	Dec. 12, 2015
	50,000	C$ 4.65	Jan. 3, 2017
	50,000	C$ 1.82	Dec. 10, 2017

Juergen Ernst	15,000	C$ 5.09	Fev. 24, 2015
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Pierre Laurin	5,000	C$ 6.18	Dec. 31, 2011
	24,000	C$ 3.68	Dec. 15, 2012
	30,000	C$ 1.74	Dec. 11, 2013
	3,000	C$ 6.26	March 28, 2014
	15,000	C$ 5.83	Dec. 13, 2014
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Gérard Limoges	15,000	C$ 5.83	Dec. 13, 2014
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Pierre MacDonald	5,000	C$ 6.18	Dec. 31, 2011
	24,000	C$ 3.68	Dec. 15, 2012
	30,000	C$ 1.74	Dec. 11, 2013
	15,000	C$ 5.83	Dec. 13, 2014
	15,000	C$ 3.53	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

Gerald J. Martin	15,000	C$ 5.04	Dec. 12, 2015
	5,000	C$ 4.65	Jan. 3, 2017
	25,000	C$ 1.82	Dec. 10, 2017

David J. Mazzo	400,000	US$ 3.54	March 22, 2017
	150,000	US$ 1.82	Dec. 10, 2017

Ellen McDonald	25,000	US$ 3.63	April 30, 2017
	50,000	US$ 1.82	Dec. 10, 2017

Mario Paradis	15,000	C$ 6.18	Dec. 4, 2011
	12,000	C$ 3.68	Dec. 15, 2012
	30,000	C$ 1.74	Dec. 11, 2013
	45,000	C$ 5.83	Dec. 13, 2014
	40,000	C$ 3.53	Dec. 12, 2015
	30,000	C$ 4.07	May 1, 2016
	50,000	C$ 4.65	Jan. 3, 2017
	50,000	C$ 1.82	Dec. 10, 2017

Nicholas J. Pelliccione	25,000	US$ 3.96	May, 6, 2017
	50,000	US$ 1.82	Dec. 10, 2017

Dennis Turpin	30,000	C$ 6.18	Dec. 4, 2011
	90,000	C$ 3.94	Oct. 31, 2012
	50,000	C$ 3.68	Dec. 15, 2012
	60,000	C$ 1.74	Dec. 11, 2013
	90,000	C$ 5.83	Dec. 13, 2014
	50,000	C$ 3.53	Dec. 12, 2015
	50,000	C$ 4.65	Jan. 3, 2017
	50,000	C$ 1.82	Dec. 10, 2017

Item 7.   Major Shareholders and Related Party Transactions

A.            Major shareholders.

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Based on filings with the Securities and Exchange Commission and the Canadian securities regulartory authorities, as of March 14, 2008, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our common shares carrying more than 5% of the voting rights attached to all our common shares.  As used in the table below, ‘‘beneficial ownership’’ means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have ‘‘beneficial ownership’’ of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of shareholder	Common Shares	Total Percentage of Voting Rights
	(#)	(%)
Solidarity Fund (QFL)	9,922,069	18.65

SGF Santé Inc.	8,810,878	16.57

Eric Dupont	3,767,413	7.08

None of the shareholders set out above has different voting rights from the other shareholders.

B.            Related party transactions.

None

C.            Interests of experts and counsel.

Not applicable.

Item 8.   Financial Information

A.            Consolidated statements and other financial information.

The financial statements filed as part of this annual report are filed under Item 18.

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Valuation allowance on future income tax assets

	Years ended December 31,
	2007	2006	2005

Balance - Beginning of year	$13,337	$35,719	$29,068
Change in valuation allowance	6,963	(22,644)	5,403
Foreign currency transation adjustment	2,989	262	1,248

Balance - End of year	$23,289	$13,337	$35,719

Export Sales

Export and domestic sales in thousands of US dollars and as percentage of total sales as follows:

	Years ended December 31,
	2007		2006		2005

Export Sales	$41,668	99.05%	$38,774	99.93%	$44,710	99.77%
Domestic Sales	$400	0.95%	$25	0.07%	$103	0.23%
	$42,068	100.00%	$38,799	100.00%	$44,813	100.00%

B.            Dividend Policy

                Since our incorporation, we have not paid any dividends and we do not anticipate paying any dividends in the foreseeable future.

C.            Significant changes.

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.   The Offering and Listing.

A.            Offer and listing details.

Not Applicable, except for Item 9A(4)

	NASDAQ(US$)		TSX (C$)
	High	Low	High	Low

2003	7.39	2.44	10.00	3.52
2004	8.42	3.17	11.5	4.12
2005	6.47	4.00	7.89	4.85
2006	7.55	3.93	8.79	4.51
2007	4.40	1.33	5.21	1.37

	NASDAQ (US$)		TSX (C$)
	High	Low	High	Low

2006
First quarter	6.69	5.05	7.80	5.85
Second quarter	7.55	5.40	8.79	6.01
Third quarter	6.09	4.90	6.67	5.52
Fourth quarter	6.18	3.93	7.11	4.51

2007
First quarter	4.40	2.90	5.21	3.41
Second quarter	4.18	3.25	4.75	3.45
Third quarter	3.65	2.27	3.90	2.40
Fourth quarter	2.73	1.33	2.74	1.37

Last six months
Sept-07	2.96	2.36	3.10	2.41
Oct-07	2.73	1.84	2.74	1.75
Nov-07	2.05	1.50	1.91	1.42
Dec-07	1.93	1.33	1.93	1.37
Jan-08	1.80	1.44	1.80	1.47
Feb-08	1.68	1.32	1.69	1.28

B.            Plan of distribution.

Not applicable.

C.            Markets.

Our common shares are listed and posted for trading on the TSX and are quoted on the NASDAQ.

D.            Selling shareholders.

Not applicable.

E.            Dilution.

Not applicable.

F.            Expenses of the issuer.

Not applicable.

Item 10.     Additional Information

A.            Share capital.

Not applicable.

B.            Memorandum and articles of association.

The Company is governed by its restated articles of incorporation (the “Restated Articles of Incorporation”) under the Canada Business Corporations Act (the “CBCA”) and by its bylaws (the “bylaws”). The Company’s Restated Articles of Incorporation are on file with the Corporations Directorate of Industry Canada under Corporation Number 264271-9. The Restated Articles of Incorporation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Inspection Rights of Shareholders

Under the CBCA, shareholders are entitled to be provided with a copy of the list of registered shareholders of the Company. In order to obtain the shareholder list, the Company must be provided with an affidavit including, among other things, a statement that the list will only be used for the purposes permitted by the CBCA. These permitted purposes include an effort to influence the voting of shareholders of the Company, an offer to acquire securities of the Company and any other matter relating to the affairs of the Company. The Company is entitled to charge a reasonable fee for the provision of the shareholder list and must deliver that list no more than ten days after receipt of the affidavit described above.

Under the CBCA, shareholders of the Company have the right to inspect certain corporate records, including its Restated Articles of Incorporation and bylaws and minutes of meetings and resolutions of the shareholders. Shareholders have no statutory right to inspect minutes of meetings and resolutions of directors of the Company. Shareholders of the Company have the right to certain financial information respecting the Company. In addition to the annual and quarterly financial statements required to be filed under applicable securities laws, under the CBCA the Company is required to place before every annual meeting of shareholders its audited comparative annual financial statements. In addition, shareholders have the right to examine the financial statements of each of its subsidiaries and any other corporate entity whose accounts are consolidated in the financial statements of the Company.

Directors

The minimum number of directors of the Company is five and the maximum number is fifteen. In accordance with the Company’s bylaws and the CBCA, a majority of its directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. For as long as the Company is a company that publicly distributes its securities, at least two-thirds of its directors must not be officers or employees of the Company or its subsidiaries. Neither the Restated Articles of Incorporation, bylaws, nor the Act, impose any mandatory retirement requirements for directors.

The directors are elected by a majority of the votes cast at the annual meeting at which an election of directors is required, to hold office until the election of their successors except in the case of resignations or if their offices become vacant by death or otherwise. Subject to the provisions of the Company’s bylaws, all directors may, if still qualified to serve as directors, stand for re-election. The Board of Directors is not replaced at staggered intervals but is elected annually.

Under the Company’s bylaws and the Restated Articles of Incorporation, a director of the Company need not be a shareholder.

The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors or by a committee to which the Board of Directors may delegate the power to do so. Under the mandate of the Company’s Corporate Governance, Nominating and Human Resources Committee, such committee, comprised of a majority of independent directors, is tasked with making recommendations to the Board of Directors concerning director remuneration.

The Company’s bylaws provide that a director shall promptly disclose to the Company any interest he or she has in any undertaking or association that is likely to place him or her in a situation of conflict of interest, as well as the rights he or she may assert thereagainst, indicating, should such be the case, the nature and value thereof. Likewise, the CBCA and the Company’s bylaws provide that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board of Directors, even if such contract, in connection with the normal business activity of the Company, does not require the approval of either the directors or the shareholders. At the request of the president or any director, the director placed in a situation of conflict of interest must leave the meeting while the Board of Directors discusses the matter. The CBCA and the Company’s bylaws prohibit such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•                  relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•                  is for indemnity or insurance for director’s liability as permitted by the CBCA; or

•                  is with an affiliate of the Company.

The CBCA provides that the Board of Directors may, on behalf of the Company and without authorization of its shareholders:

•                  borrow money upon the credit of the Company;

•                  issue, reissue, sell or pledge debt obligations of the Company;

•                  give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

•                  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

The shareholders have the ability to restrict such powers through the Company’s Restated Articles of Incorporation or bylaws (or through a unanimous shareholder agreement), but no such restrictions are in place.

In addition, the Company’s bylaws provide that the Board of Directors may:

•                  subject to the provisions of the Company’s Restated Articles of Incorporation, accept subscriptions, allot, issue all or part of the unissued shares of the Company, grant options in respect of such shares or otherwise dispose thereof to such persons, on such terms and conditions and for such consideration and in such manner not contrary to the CBCA or the Restated Articles of Incorporation of the Company as the directors think fit; and

•                  from time to time as it may deem advisable and to the extent permitted by the CBCA, declare and pay to the shareholders, according to their rights, dividends in money or property or in the form of shares of the Company.

The CBCA prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Company or its affiliates, where there are reasonable grounds for believing that the Company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Company’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Company’s liabilities and stated capital of all classes. These borrowing powers may be varied by the Company’s bylaws or its Restated Articles of Incorporation. However, the Company’s bylaws and Restated Articles of Incorporation do not contain any restrictions on or variations of these borrowing powers.

Pursuant to the Company’s bylaws, the directors of the Company manage and administer the business and affairs of the Company and exercise all such powers and authority as the Company is authorized to exercise pursuant to the Act, the Restated Articles of Incorporation and the bylaws. The general duties of a director or officer of the Company under the CBCA are to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to the Company and its shareholders for breach of fiduciary duty. In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to the Company for any amounts improperly paid or distributed.

The Company’s bylaws provide that the Board of Directors may, from time to time, appoint from amongst their number committees of the Board of Directors, and delegate to any such committee any of the powers of the Board of Directors except those which pursuant to the CBCA a committee of the Board of Directors has no authority to exercise. As such, the Board of Directors has two standing committees: the Audit Committee and the Corporate Governance, Nominating and Human Resources Committee.

Subject to the limitations provided by the CBCA, the Company must indemnify a director or an officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, losses, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been a director or officer of the Company or such body corporate, provided:

(a)	he or she acted in good faith in the best interests of the Company; and

(b)	in the case of a criminal or an administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful.

The directors of the Company are authorized to indemnify from time to time any director or other person who has assumed or is about to assume in the normal course of business any liability for the Company or for any corporation controlled by the Company, and to secure such director or other person against any loss by the pledge of all or part of the movable or immovable property of the Company through the creation of a hypothec or any other real right in all or part of such property or in any other manner.

Share Capitalization

The Company’s Restated Articles of Incorporation authorize the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares. All classes are without nominal or par value. The Restated Articles of Incorporation do not authorize the issuance of any other class of shares. On March 14, 2008, there were 53,187,470 Common Shares and no Preferred Shares issued and outstanding.

Common Shares: The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by the Board of Directors on the Common Shares. Finally, the holders of the Common Shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares: The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are not entitled to receive notice of or to attend or vote at meetings of shareholders. No Preferred Shares of the Company have been issued to date.

The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, Common Shares or shares of any other class of shares of the share capital of the Company ranking junior to the First Preferred Shares in regards to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of Common Shares or shares of any other class of shares of the share capital of the Company ranking junior to the Second Preferred Shares in regards to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

The Board of Directors may, from time to time, provide for series of Preferred Shares to be created and issued, but the issuance of any Preferred Share is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The issuance of any Preferred Shares in the face of a take-over bid for the Company would be examined in light of these duties of the directors and other applicable case law.

Shareholder Actions

The CBCA provides that shareholders of the Company may, with leave of a court, bring an action in the name of and on behalf of the Company for the purpose of prosecuting, defending or discontinuing an action on behalf of the Company. In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that the directors of the Company were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in the Company’s best interests that the action be brought.

Shareholder Rights Plan

Objectives and Background of the Shareholder Rights Plan

The fundamental objectives of the Company’s Shareholder Rights Plan (the “Rights Plan”) are to provide adequate time for the Company’s Board of Directors and shareholders to assess an unsolicited take-over bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a “Permitted Bid”, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Company’s Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the potential acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the potential acquiror of Common Shares to substantial dilution of its holdings.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. The Rights Plan is filed as an exhibit to this annual report on Form 20-F.

Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right was issued in respect of each Common Share outstanding as at the close of business on March 29, 2004 (the “Record Time”). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Expiration Time and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Company one Common Share upon payment to the Company of 50% of the Market Price of the Common Shares on the Toronto Stock Exchange on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Trading of Rights

Until the Separation Time, the rights trade with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in the Company’s securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

•                  the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

•                  the date of the commencement of, or first public announcement of the intention of any person (other than the Company or any of its subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of the outstanding Common Shares of the Company other than a Permitted Bid or a Competing Permitted Bid (as defined below); and

•                  the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board of Directors.

Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Common Share on each of the 20 consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination; subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States stock exchange (as determined by the Board of Directors acting in good faith) on which the Common Shares are listed or admitted to trading is open for the transaction of business.

Exercise of Rights

Upon the Separation Time or the effective date of the Flip-in Event, whichever occurs first, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Company one Common Share upon payment to the Company of 50% of the Market Price of the Common Shares of the Company on the Stock Acquisition Date subject to certain anti-dilution adjustments.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(1)          the take-over bid must be made by means of a take-over bid circular;

(2)          the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

(3)          the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for:

a)              prior to the close of business on a date which is not less than 60 days following the date of the bid, and

b)             then only if at such date more than 50% of the then outstanding Common Shares held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of employees of the Company or any of its subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (the “Independent Shareholders”), have been deposited or tendered to the take-over bid and not withdrawn;

(4)          the take-over bid must allow Common Shares to be deposited, unless the take-over bid is withdrawn, at any time up to the close of business on the date that the Common Shares are to be first taken up and paid for;

(5)          the take-over bid must allow Common Shares to be withdrawn until taken up and paid for; and

(6)          if more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirements set out in clauses (3) and (6) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not earlier than the latter of the last day on which the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation and the earliest date on which Common Shares of the Company may be taken up and paid for under any earlier Permitted Bid or Competing Permitted Bid that is then in existence, and (b) then only if at such date more than 50% of the then outstanding Common Shares held by the Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn. In the event that the requirement set forth in (b) of this paragraph is satisfied, the competing bidder must make a public announcement of the fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement.

Waiver and Redemption

The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Company. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid. The Board of Directors may, at any time prior to the Separation Time, elect to redeem all but not less than all of the outstanding rights at a price of C$0.00001 each.

Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, the Company may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board of Directors, acting in good faith, considers necessary or desirable. The Company may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan. The Rights Plan, including the amendments thereto and the restatement thereof, was approved by the Board of Directors on March 2, 2007, was signed on March 5, 2007 and was ratified and confirmed by the Company’s shareholders on May 2, 2007.

Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Company’s shareholders as are considered appropriate.

Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt under the Rights Plan from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Action Necessary to Change Rights of Shareholders

In order to change the rights of its shareholders, the Company would need to amend its Restated Articles of Incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the issued and outstanding shares cast at a duly called special meeting. For certain amendments such as those creating a class of Preferred Shares, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Restated Articles of Incorporation and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than ten percent of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within ten days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.

Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within ten days from the day on which the change takes place.

Section 13 of the United States Securities Exchange Act of 1934 (the “Exchange Act”) imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than five percent of a class of an equity security registered under Section 12 of the Exchange Act. The Company’s Common Shares are so registered. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Meeting of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and fixing or authorizing the Board of Directors to fix their remuneration and for the transaction of other business as may properly come before a meeting of shareholders. Any annual meeting may also constitute a special meeting to take cognizance and dispose of any matter of which a special meeting may take cognizance and dispose. Under the bylaws, the president of the Company has the power to call a meeting of shareholders.

While the bylaws provide that one or more shareholders who hold at least 20% of the outstanding voting shares of the Company may requisition the directors of the Company to call a meeting of shareholders for the purpose stated in the requisition, the CBCA provides that the holders of not less than 5% of the outstanding voting shares of the Company may so requisition the directors of the Company. Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against the Company or its directors, officers or shareholders, the directors of the Company, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, the Company shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

The CBCA also provides that, except in limited circumstances, a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

A quorum of shareholders is present at an annual or special meeting of shareholders, regardless of the number of persons present in person at the meeting, if the holder or holders of shares representing at least twenty percent of the outstanding voting shares at such meeting are present in person or represented in accordance with the Company’s bylaws. In the case where the CBCA, the Restated Articles of Incorporation or the bylaws of the Company require or permit the vote by class of holders of a given class of shares of the share capital of the Company, the quorum at any meeting will be one or more persons representing twenty percent of the outstanding shares of such class.

Notice of the time and place of each annual or special meeting of shareholders must be given not less than twenty-one days, nor more than fifty days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote thereat. If the address of any shareholder, director or auditor does not appear in the books of the Company, the notice may be sent to such address as the person sending the notice may consider to be most likely to reach such shareholder, director or auditor promptly. Every person who, by operation of the CBCA, transfers or by any other means whatsoever, becomes entitled to any share, shall be bound by every notice given in respect of such share which, prior to the entry of his or her name and address on the register of the Company, is given to the person whose name appears on the register at the time such notice is sent. Notice of meeting of shareholders called for any other purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

Limitations on Right to Own Securities

Neither Canadian law nor the Company’s Restated Articles of Incorporation or bylaws limit the right of a non-resident to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”). The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in Common Shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded C$295 million (for 2008). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company’s Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

C.            Material contracts.

Other than as disclosed herein under “Shareholder Rights Plan”, and except for contracts entered into in the ordinary course of business, there are no material contracts to which the Company or any of its subsidiaries is a party other than the employment agreements and change of control agreements with our executive officers as described below.

The Company and/or its subsidiaries have entered into employment agreements (the “Employment Agreements”) with each of the named Executive Officers. The Employment Agreements provide that the Company will pay the executives a base salary, an annual bonus and stock options which will be reviewed annually in accordance with the Company’s policies. The Employment Agreements have an indefinite term, except for Dr. Engel, whose employment agreement is for a term of 32 months expiring in August 2010. In addition, each of the Employment Agreements, except for Dr. Engel’s, provides that, if the Company terminates the employment of a Named Executive Officer without cause, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of 24 months in the case of Dr. Mazzo, 18 months in the case of Messrs. Turpin and Paradis and 12 months in the case of Dr. Blake and Ms. McDonald.

The Company has also entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers, except for Dr. Engel. Under such agreements, if a change of control (as defined in the Change of Control Agreements) occurs and the Company terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of twenty-four (24) months in the case of Dr. Mazzo and eighteen (18) months in the case of Mr. Turpin, Dr. Blake, Ms. McDonald and Mr. Paradis of (i) their annual base salary, (ii) the maximum amount of their bonus, and (iii) the benefits, calculated on a yearly basis, including car allowances, but excluding operating costs and excluding any stock options which were held by such executive at the time of termination of employment.

D.            Exchange controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital. There are no limits on the rights of non-Canadians to exercise voting rights on their Common Shares of the Company.

E.            Taxation.

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER.  CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON SHARES HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

The following summary describes the principal Canadian federal income tax consequences to a purchaser who acquires Common Shares (a “holder”) who, for the purposes of the Canadian federal Income Tax Act, R.S.C. 1985, as amended (The “Tax Act”), deals at arm’s length with, and is not affiliated with, the Corporation and holds Common Shares as capital property.  The Common Shares will generally be considered to be capital property for this purpose unless either the holder holds such Common Shares in the course of carrying on a business, or the holder has held or acquired such Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a holder an interest in which is a “tax shelter investment” as defined in the Tax Act, or to a holder which is a “financial institution” as defined in the Tax Act subject to the “mark-to-market” rules set out therein.  Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder and the Company’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”).  It also takes into account all proposed amendments to the Tax Act and the regulations publicly released by the Minister of Finance (Canada) (“Tax Proposals”), and assumes that all such Tax Proposals will be enacted as currently proposed.  No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.  This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

The current published policy of the CRA is that certain entities (including most limited liability companies (“LLC’s”)) that are treated as being fiscally transparent for United States federal income tax purposes do not qualify as residents of the United States and therefore are not entitled to relief from Canadian tax under the provisions of the Canada-United States Income Tax Convention (the “Convention”).  However, on September 21, 2007, Canada and the United States jointly released the fifth protocol revising the Convention (the “Protocol”).  Although not yet in force, the Protocol provides, inter alia, for the extension of treaty benefits to LLC’s in certain circumstances.  Prospective investors should consult their own tax advisors to determine their entitlement to relief under the Convention based on their particular circumstances.

Holders Not Resident in Canada

The following discussion applies to a holder of Common Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Common Shares, in carrying on a business or part of a business in Canada (a “Non-Resident holder”).  In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Disposition of Common Shares

A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention.  As long as the Common Shares are then listed on a “designated stock exchange” (which currently includes the NASDAQ and the TSX), the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm’s length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation.  As long as the Common Shares are listed on the NASDAQ, the TSX or another “recognized stock exchange”, a Non-Resident holder who disposes of Common Shares that are taxable Canadian property will not be required to fulfill the requirements of section 116 of the Tax Act.

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident holder will be subject to a Canadian withholding tax in the amount of 25%.  Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident.  Under the Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%.

Holders Resident in Canada

The following discussion applies to a holder of Common Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a “Canadian holder”).  Certain Canadian holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Common Shares and other “Canadian securities” as defined in the Tax Act, as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares will be included in a Canadian holder’s income for purposes of the Tax Act.  Such dividends received or deemed to be received by a Canadian holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations.  Generally, a dividend will be eligible to the enhanced gross-up and dividend tax credit if the recipient receives written notice from the corporation designating the dividend as an “eligible dividend” (within the meaning of the Tax Act).  There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.  A Canadian holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income.  A Canadian holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder’s taxable income.

Disposition of Common Shares

A disposition, or a deemed disposition, of a Common Share by a Canadian holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the share to the holder.  Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Additional Refundable Tax

A Canadian holder that is a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of “Taxable Capital Gains”, as defined below.

Taxation of Capital Gains and Capital Losses

In general, one half of any capital gain (a “Taxable Capital Gain”) realized by a Canadian holder in a taxation year will be included in the holder’s income in the year.  Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss (an “Allowable Capital Loss”) realized by a Canadian holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.  The amount of any capital loss realized by a Canadian holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.  A Taxable Capital Gain realized by a Canadian holder who is an individual may give rise to liability for alternative minimum tax.

Certain U.S. Federal Income Tax Considerations

                The following discussion is a summary of certain U.S. federal income tax consequences applicable to the ownership and disposition of Common Shares (“Shares”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.

                This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law.

                This summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding Shares as capital assets. For purposes of this summary, “U.S. Holder” means a beneficial holder of Shares who or that for U.S. federal income tax purposes is:

• an individual citizen or resident of the United States;

• a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

                If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisor as to the tax consequences of the partnership owning and disposing of Shares.

Dividends

      Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

      For taxable years beginning before January 1, 2011, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which the Company is treated as a PFIC. See “Passive Foreign Investment Company Considerations” below.

      Under current law payments of dividends by the Company to non-Canadian investors are generally subject to a 25 percent Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (1980) (“the Treaty”) is reduced to a maximum of 15 percent.

      Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If dividends received in Canadian dollars  are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

      A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Company. U.S. Holders should consult their tax advisors concerning the foreign tax credit implications of the payment of Canadian taxes.

Sale or Other Taxable Disposition

        Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Shares.

        This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S. source for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

      A foreign corporation will be classified as a PFIC for  any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

      If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Shares, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares) and (ii) any gain realized on the sale or other disposition of Shares.

      Under these adverse rules (a) the excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the Company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

      The Company believes it was not a PFIC for the 2007 taxable year. However, since the fair market value of the Company’s assets may be determined in large part by the market price of the Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction, no assurance can be provided that the Company would not be classified as a PFIC for the 2008 taxable year and for any future taxable year.

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime.

Information Reporting and Backup Withholding

      The proceeds of a sale or other disposition, as well as dividends paid with respect to Shares by a U.S. payor, generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.

F.            Dividends and paying agents.

Not applicable.

G.            Statement by experts.

Not applicable.

H.            Documents on display.

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. These materials, including this annual report on Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company’s annual reports and some of the other information submitted by the Company to the Commission may be accessed through this website. In addition, material filed by the Company can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes the Company’s Management Information Circular for its annual meeting to be held on May 7, 2008 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans. Additional financial information is provided in our annual financial statements for the year ended December 31, 2007 and our Management’s Discussion and Analysis relating to these statements. These documents are also accessible on SEDAR (www.sedar.com).

I.             Subsidiary information.

The subsidiaries of the Company are set forth under Item 4C — Organizational Structure.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Item 12. Description of Securities Other than Equity Securities

A.            Debt securities.

Not applicable.

B.            Warrants and rights.

Not applicable.

C.            Other securities.

Not applicable.

D.            American depositary shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2007. Based on that evaluation, as of December 31, 2007, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.(1)

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in Note 24 to our consolidated financial statements included in Item 18 to this report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Registrant’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Registrant’s management has concluded that, as of December 31, 2007, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in the Registrant’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph 16(b) of General Instruction B to Form 20-F). The name of the audit committee financial expert of the Registrant is Mr. Gérard Limoges, FCA, the Audit Committee’s Chairman. The Commission has indicated that the designation of Mr. Limoges as the audit committee financial expert of the Registrant does not: (i) make Mr. Limoges an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit

Committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors. The other members of the Audit committee are Ms. Martha Byorum and Mr. Pierre MacDonald who are all independent. For a description of their respective education and experience, please refer to Item 6A.

Item 16B.  Code of Ethics

On March 29, 2004, the Board of Directors adopted a “Code of Ethical Conduct”, which was amended by the Board of Directors on November 3, 2004, December 13, 2005 and March 2, 2007. The December 13, 2005 amendment incorporates changes to the duty to report violations consistent with applicable laws. The Registrant has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to the Registrant’s Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 11.1 to this annual report on Form 20-F and is also available on the Registrant’s Web site at www.aeternazentaris.com in Investors/Governance. The Code of Ethical Conduct is a “code of ethics” as defined in paragraph (16)(b) of General Instruction B to Form 20-F. The Code of Ethical Conduct applies to all of the Registrant’s employees, directors and officers, including the Registrant’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document without charge to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

Item 16C.  Principal Accountant Fees and Services

                     (All amounts are in US dollars)

A             Audit Fees

During the financial years ended December 31, 2007 and 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $284,973 and $253,587 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

B             Audit-related Fees

During the financial years ended December 31, 2007 and 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $306,804 and $204,555 respectively for audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and the delivery of customary consent and comfort letters in connection therewith.

C             Tax Fees

During the financial years ended December 31, 2007 and 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $43,182 and $29,084 respectively for services related to tax compliance, tax planning and tax advice.

D             All Other Fees

During the financial years ended December 31, 2007 and 2006, our principal accountant, Pricewatherhouse Coopers LLP, billed us aggregate amounts of $4,508 and $568 respectively for services not included in audit fees, audit-related fees and tax fees.

E             Audit Committee Pre-Approval Policies and Procedures

Under applicable Canadian securities regulations, we are required to disclose whether our Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Exhibit 11.6 to this annual report) provides that it is such committee’s responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

For each of the years ended December 31, 2006 and 2007, none of the non-audit services provided by our external auditor were approved by the Audit Committee pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services.

During the financial year ended on December 31, 2007, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The financial statements appear on pages 96 through 155.

Æterna Zentaris Inc.

Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(expressed in thousands of US dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Æterna Zentaris Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Æterna Zentaris Inc. as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited the financial statement schedule on the change in the valuation allowance on future income tax assets included in Form 20-F. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedule on the change in the valuation allowance on future income tax assets included in Form 20-F  presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Internal control over financial reporting

We have also audited Æterna Zentaris Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the annual report under the title “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants

Quebec, Quebec, Canada

March 4, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the consolidated financial statements. Our report to the Shareholders dated March 4, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Quebec, Quebec, Canada

March 4, 2008

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	10,272	8,939
Short-term investments (note 22)	31,115	51,550
Accounts receivable
Trade	6,170	6,795
Other (note 7)	3,044	2,733
Income taxes	—	931
Inventory (note 8)	5,406	5,044
Prepaid expenses	3,573	2,631
Future income tax assets (note 18)	—	21,953
Current assets of discontinued operations (note 5)	—	1,147
	59,580	101,723
Investment in an affiliated company (note 4)	—	57,128

Property, plant and equipment (note 10)	7,460	13,001

Long-lived assets held for sale (note 6)	13,999	—

Deferred charges and other long-term assets (note 9)	1,441	1,354

Intangible assets (note 11)	30,391	37,351

Goodwill (note 12)	10,492	9,509

Non-current assets of discontinued operations (note 5)	—	3,425

	123,363	223,491
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	16,084	9,735
Income taxes	23	—
Deferred revenues	5,373	5,570
Current portion of long-term debt	775	686
Current liabilities of discontinued operations (note 5)	—	319
	22,255	16,310

Deferred revenues	3,333	8,468

Long-term debt (note 14)	—	687

Employee future benefits (note 15)	9,184	8,167

Future income tax liabilities (note 18)	—	10,365

Non-current liabilities of discontinued operations (note 5)	—	615

	34,772	44,612
Commitments and contingencies (note 23)
Shareholders’ Equity

Share capital (note 16)	30,566	168,466

Other capital	79,306	6,226

Deficit	(42,997)	(10,114)

Accumulated other comprehensive income	21,716	14,301

	88,591	178,879

	123,363	223,491
Basis of presentation (note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Director	Director
Jürgen Ernst, MBA	Gérard Limoges, FCA

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(tabular amounts in thousands of US dollars, except common shares data)

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2004	45,670,909	127,585	6,059	(53,795)	20,227	100,076
Net earnings for the year	—	—	—	10,571	—	10,571
Foreign currency translation adjustment	—	—	—	—	(8,290)	(8,290)
Issued pursuant to the stock option plan
For cash	25,000	130	—	—	—	130
Conversion option related to convertible term loans	—	—	2,129	—	—	2,129
Issued shares pursuant to acquisition of Echelon	443,905	2,737	—	—	—	2,737
Share issue expenses	—	(108)	—	—	—	(108)
Stock based compensation costs	—	—	2,286	—	—	2,286
Balance – December 31, 2005	46,139,814	130,344	10,474	(43,224)	11,937	109,531
Net earnings for the year	—	—	—	33,390	—	33,390
Conversion of convertible term loans	6,955,088	37,786	(6,339)	(280)	—	31,167
Foreign currency translation adjustment	—	—	—	—	4,007	4,007
Foreign currency translation adjustment related to disposal of Atrium	—	—	—	—	(1,643)	(1,643)
Issued pursuant to the stock option plan
For cash	22,000	81	—	—		81
Ascribed value from Other capital	—	29	(29)	—	—	—
Issued pursuant to acquisition of Echelon	23,789	163	—	—	—	163
Issued pursuant to acquisition of a patent from a senior officer (note 21)	28,779	175	—	—	—	175
Share issue expenses	—	(112)	—	—	—	(112)
Stock based compensation costs	—	—	2,120	—	—	2,120

Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879

The accompanying notes are an integral part of these consolidated financial statements.

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Effect of the application of new accounting standards (note 3)	—	—	—	(587)	(41)	(628)
Distribution of Atrium (note 4)	—	(137,959)	71,122	—	(5,624)	(72,461)
Net (loss) for the period	—	—	—	(32,296)	—	(32,296)
Foreign currency translation adjustment	—	—	—	—	13,783	13,783
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	51	51
Issued pursuant to the stock option plan
For cash	18,000	33	—	—	—	33
Ascribed value from Other capital	—	26	(26)	—	—	—
Disposal of Shares of Echelon (note 5)	—	—	—	—	(754)	(754)
Stock based compensation costs	—	—	1,984	—	—	1,984

Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006	2005
	$	$	$
Accumulated Other Comprehensive Income,
Consisting of the following:
Foreign currency translation adjustments	21,706	14,301	11,937
Variation in fair market value of short-term investments, net of income taxes	10	—	—

Accumulated Other Comprehensive income	21,716	14,301	11,937
Deficit	(42,997)	(10,114)	(43,224)

Total Accumulated Other Comprehensive Income and Deficit	(21,281)	4,187	(31,287)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Earnings

For the years ended December 31,
(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	42,068	38,799	44,813
Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250
Selling, general and administrative	20,403	16,478	14,403
Research and development costs	39,248	27,422	25,544
Research and development tax credits and grants	(2,060)	(1,564)	(317)
Depreciation and amortization
Property, plant and equipment	1,562	2,816	1,665
Intangible assets	4,004	6,148	4,279
Impairment of long-lived asset held for sale (note 6)	735	—	—

	76,822	62,570	53,824

Loss from operations	(34,754)	(23,771)	(9,011)

Other revenues (expenses)
Interest income	1,904	1,441	1,235
Interest expense
Long-term debt and convertible term loans	(85)	(1,270)	(6,979)
Other	—	(163)	(31)
Foreign exchange (loss) gain	(1,035)	319	(87)
Loss on disposal of equipment	(28)	—	—
Gain on disposal of a long-term investment	—	409	—

	756	736	(5,862)

Share in the results of an affiliated company	—	1,575	—

Loss before income taxes	(33,998)	(21,460)	(14,873)

Income tax recovery (expense) (note 18)	1,961	29,037	(609)

Net (loss) earnings from continuing operations	(32,037)	7,577	(15,482)

Net (loss) earnings from discontinued operations (notes 4 &5)	(259)	25,813	26,053

Net (loss) earnings	(32,296)	33,390	10,571

Net (loss) earnings per share from continuing operations
Basic	(0.61)	0.14	(0.34)
Diluted	(0.61)	0.14	(0.34)

Net (loss) earnings per share from discontinued operations
Basic	(0.00)	0.50	0.57
Diluted	(0.00)	0.48	0.57

Net (loss) earnings per share
Basic	(0.61)	0.64	0.23
Diluted	(0.61)	0.62	0.23

Weighted average number of shares (note 20)
Basic	53,182,803	52,099,290	46,139,814

Diluted	53,182,803	52,549,260	46,139,814

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Net earnings (loss) for the period	(32,296)	33,390	10,571
Other comprehensive income:
Foreign currency translation adjustments	13,783	4,007	(8,290)
Reclassification adjustment related to disposal of Atrium	—	(1,643)	—
Reclassification adjustment related to disposal of Echelon	(754)	—	—
Variation in fair market value of short-term investments, net of income taxes	51	—	—

Comprehensive income (loss)	(19,216)	35,754	2,281

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$
Cash flows from operating activities
Net earnings (loss) for the year	(32,296)	33,390	10,571
Net (earnings) loss from discontinued operations	259	(25,813)	(26,053)
Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)
Items not affecting cash and cash equivalents
Depreciation and amortization	5,566	8,964	5,944
Stock-based compensation costs	1,984	2,120	2,286
Future income taxes	(1,868)	(29,160)	520
Gain on disposal of a long-term investment	—	(409)	—
Share in the results of an affiliated company	—	(1,575)	—
Employee future benefits	164	(115)	2,338
Deferred charges and other long term assets	510	(841)	2,707
Deferred revenues	(6,368)	(3,258)	(10,291)
Accretion on long term borrowings	82	1,227	4,479
Loss on disposal of property, plant and equipment	28	—	—
Impairment of long-lived asset held for sale	735	—	—
Foreign exchange loss (gain) on long-term items denominated in foreign currency	641	(587)	381
Change in non-cash operating working capital items (note 17)	4,901	187	4,488
Net cash used in continuing operating activities	(25,662)	(15,870)	(2,630)
Net cash provided by discontinued operating activities	132	23,827	15,564
Net cash provided by (used in) operating activities	(25,530)	7,957	12,934

Cash flows from financing activities
Repayment of long-term debt	(751)	(718)	(655)
Issuance of shares pursuant to the exercise of stock options	33	81	130
Share issue expenses	(366)	(112)	(108)
Net cash used in continuing financing activities	(1,084)	(749)	(633)
Net cash provided by (used in) discontinued financing activities	(230)	(7,825)	89,558
Net cash provided by (used in) financing activities	(1,314)	(8,574)	88,925

Cash flows from investing activities
Purchase of short-term investments	(6,180)	(79,300)	(25,945)
Proceeds from sale of short-term investments	33,405	49,267	26,771
Proceeds from sale of a long-term investment	—	1,387	—
Business acquisitions, net of cash and cash equivalents acquired	—	(32)	(37)
Purchase of property, plant and equipment	(3,702)	(1,845)	(1,114)
Proceeds from sale of property, plant and equipment	729	—	—
Acquisition of amortizable intangible assets	(67)	(5)	(558)
Net cash provided by (used in) continuing investing activities	24,185	(30,528)	(883)
Net cash provided by (used in) discontinued investing activities	2,238	11,878	(94,699)
Net cash provided by (used in) in investing activities	26,423	(18,650)	(95,582)

Effect of exchange rate changes on cash and cash equivalents	1,337	1,356	(2,748)

Net change in cash and cash equivalents	916	(17,911)	3,529

Cash and cash equivalents – Beginning of year	9,356	27,267	23,738

Cash and cash equivalents – End of year	10,272	9,356	27,267

Cash and cash equivalents related to:
Continuing operations	10,272	8,939	12,234
Discontinued operations	—	417	15,033

	10,272	9,356	27,267

Cash and cash equivalents components:	10,195	9,174	27,093
Cash	77	182	174
Cash equivalents	10,272	9,356	27,267

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

1                      Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

2                      Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (US GAAP) and do not provide certain disclosures which would be found in US GAAP financial statements, as permitted by the regulations of the Securities and Exchange Commission of the United States. These recognition, measurement differences and disclosure differences as it relates to the Company are described in note 24 “Summary of differences between generally accepted accounting principles in Canada and in the United States”.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing its strategic plan and the corresponding budget and forecasts, management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months. Management expects to derive additional cash from potential sale of non-core assets and financing.

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. Intercompany transactions, balances and unrealized gains and losses on transactions between the companies included in the basis of consolidation are eliminated.

Investments in affiliated companies

Investments in companies over which the Company is to exercise significant influence, generally participation of between 20% and 50% of the voting rights, but over which it does not exercise control, are accounted for by using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining subsidiaries

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in the statement of comprehensive income.

Foreign currency transactions and integrated foreign subsidiaries

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are re-measured, in the functional currency, at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are re-measured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are re-measured at the monthly average exchange rate. Transaction gains and losses resulting from such re-measurement are reflected in the statements of earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Short-term investments

Short-term investments consist mainly of bonds which do not meet the Company’s definition of cash and cash equivalents.

In accordance with the new requirements of Canadian Institute Chartered Accountants (CICA) 3855 “Financial Instruments”, adopted by the Company on January 1, 2007, short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings. See note 3.

Prior to 2007, short-term investments were valued at the lower of amortized cost and market value.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods and annual rates:

	Methods	Annual rates %

Building	Straight-line	5
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10 and 20
Computer equipment	Straight-line	25 and 33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

Deferred charges

Deferred charges relate to deferred upfront payments made by a subsidiary in connection with research and development collaborations, and to financing charges with regard to the filing of a shelf-prospectus during 2007. These deferred charges are included in the statement of earnings over the progress of the research and development work related to the contracts and over the term of the convertible term loans, respectively. Financing charges are included in the Share Capital as soon as the financing is completed, at the latest in 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, as well as technology and other. Patents and trademarks represent costs, including professional fees, incurred for the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents, ten years for trademarks and from three to ten years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based upon discounted cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Employee future benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•                       The cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover.

•                       The net actuarial gain (loss) of the benefit obligation is recorded in the statement of earnings as it arises.

For defined contribution plans, the pension expenses recorded in the statement of earnings is the amount of contribution the Company is required to pay for services rendered by employees.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Deferred revenues

Deferred revenues relate to upfront payments received by a subsidiary in connection with research cooperation agreements. These revenues are included in the statement of earnings based on the progress of the research and development work related to the contracts.

Revenue recognition

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined using the Black-Scholes option pricing model and stock-based compensation expense is recognized over the vesting period of the options and credited to Other Capital, and any consideration received by the Company on the exercise of stock options is credited to Share Capital. Other capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Prior to this date, no stock-based compensation costs were recognized for grants of stock-based awards to employees. However, the Company is required to disclose pro forma information with respect to net earnings and net earnings per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for outstanding stock options granted during 2002 (note 16).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. No costs have been deferred during any periods.

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Québec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries, subcontracting and university contract expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which the related expenses or capital expenditures are incurred and the non-refundable portion of SR&ED tax credits and grants is recorded at such time, provided the Company has reasonable assurance the credits or grants will be realized.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Earnings (loss) per share

Basic net earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and convertible term loans. This method requires that diluted net earnings (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3                      New accounting standards

Accounting changes

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

Financial instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 “ Financial Instrument - Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”. Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Recognition of financial assets and liabilities

Following the adoption of Section 3855, the Company classified its financial instruments as follows:

Cash	Held for trading
Short-term investments	Available-for-sale securities
Accounts receivable	Loans and receivable
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities

Short-term investments

The short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date.

These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings.

As a result of the application of CICA 3855, a difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The Company has elected to use January 1 2003, as the transition date for embedded derivatives

The recognition, derecognition and measurement methods used other than the adjustment described above for the short-term investments and the long-term debt, have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

General standards of financial statement presentation

In May of 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The amendments to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company’s management has elected to early adopt this requirement; adoption was effective on January 1, 2007 and the related disclosure is provided in Note 2.

Impact of accounting pronouncements not yet adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. Although the new standard provides for additional disclosure only, with no measurement impact, the Company is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. Although the new standard provides for additional disclosure only, with no measurement impact, the Company is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

4                      Distribution of the remaining interest in Atrium Biotechnologies Inc.

During 2006, the Company completed a lengthy and detailed review process whereby it examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ interest in Atrium Biotechnologies Inc., now Atrium Innovation Inc. (“Atrium”) and the resulting focus on advancing its development pipeline.

On September 19, 2006, the Company initiated a Secondary Offering to sell 3,485,000 Atrium Subordinate Voting Shares at a price of CAN$15.80 per share.

On October 18, 2006, the Company closed this Secondary Offering for net proceeds of $45 million. The gain on the disposal of this investment amounted to $29,248,000 including $1,643,000 related to cumulative translation adjustments.

Concurrently with the closing of the Secondary Offering and in accordance with the articles of Atrium, the Company’s remaining Atrium Multiple Voting Shares were automatically converted into Atrium Subordinate Voting Shares on a one-for-one basis such that the Company subsequently owned 11,052,996 Atrium Subordinate Voting Shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

As of October 18, 2006, Atrium was excluded from the consolidation since the Company’s control ceased. Furthermore, given the distribution of the remaining Atrium shares discussed below, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations and therefore, these operations and cash flows are presented as such in the statement of earnings and in the statement of cash flows.

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 subordinate voting shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares.

This special distribution has been accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on January 2, 2007. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company has been reduced by the fair value of the Atrium shares distributed of $137,959,000, the long-term investment in Atrium $57,128,000 has been removed from the balance sheet and the difference, taking into account the related income taxes of $15,333,000 and cumulative translation adjustment of $5,624,000, has been recorded as Other Capital for an amount of $71,122,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

For the years ended December 31, 2007, 2006 and 2005, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations, as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	—	239,535	200,863

Earnings before the following items	—	28,360	21,414

Gain on disposal of Atrium shares	—	29,248	—
Income tax expense (a)	—	(19,923)	(6,838)
Gain (loss) on dilution of investments (b)	—	(628)	19,002

Earnings before non-controlling interest	—	37,057	33,578

Non-controlling interest	—	(10,967)	(7,064)

Net earnings from discontinued operations	—	26,090	26,514

(a)               In 2006, an amount of $7,006,000 is related to the gain on disposal of Atrium shares and an amount of $5,692,000 is related to future income tax liabilities on unremitted earnings of Atrium.

(b)              Gain (loss) on dilution of investments

Following the exercise of Atrium’s stock options, Atrium issued 627,500 subordinate voting shares between January 1 and October 18, 2006. As a consequence, a loss on dilution amounting to $628,000 was recognized.

On April 6, 2005, Atrium completed its Initial Public Offering through the issuance of 4,166,667 subordinate voting shares at a price of CAN$12.00 per share for total gross proceeds of $40,957,000 (CAN$50,000,000). Immediately prior to the closing of the aforementioned offering, Atrium completed the acquisition of the non-controlling interest in Unipex Finance S.A.S. for an amount of $7,289,000. This amount was settled through the issuance of 741,584 subordinate voting shares of Atrium at the offering price of CAN$12.00 per share. Moreover, pursuant to the acquisition of Douglas Laboratories by Atrium in December 2005, Atrium issued 917,532 subordinate voting shares at a price of CAN$10.95 per share. Following the exercise of Atrium’s stock options during 2005, Atrium also issued 387,000 subordinate voting shares at an average price of CAN$2.28 for total proceeds of $884,000. As a consequence of these transactions, the Company’s economic interest in Atrium decreased from 61.1% to 48.46%, generating a gain on dilution of investments amounting to $19,002,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

5                      Acquisition and disposal of Echelon Biosciences Inc.

On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. (“Echelon”) for a total consideration of $2,935,522, of which an amount of $36,718 including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $161,734, and the balance was paid through the issuance of 443,905 common shares of the Company, the price per share corresponded to the weighted moving average trading prices of the Company for the last fifteen consecutive trading days ending on December 31, 2004. The acquisition was subject to contingent payments specified in the agreement for an approximate amount of $3,500,000 of which an amount of $2,900,000 was payable in shares and the balance of $600,000 payable in cash at the latest in January 2008, based on contractual conditions being met. During 2005, an amount of $196,000 had been recorded as contingent consideration payable, thus having the effect of increasing goodwill. This amount has been settled through a cash payment of $32,000 and the issuance of 23,789 common shares of the Company. As of January 1, 2008 the remaining conditions were not met, and as such, no additional consideration will be paid.

During 2007, the Company continued its review process whereby it examined a number of strategic alternatives for how best continue the pursuit and implementation of  its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ investment in Echelon and the resulting focus on advancing its development pipeline.

At September 30, 2007, the Company performed a preliminary impairment test on the goodwill related to Echelon. According to the preliminary test results, an estimated impairment loss of $500,000 was recorded.

On November 30, 2007, Æterna Zentaris sold all issued and outstanding shares of Echelon to Frontier Scientific, Inc. for an upfront payment of $2,600,000 and a $600,000 contingent consideration. From that date, Echelon was excluded from the consolidation, and all historical operations and cash flows recorded through the consolidation of Echelon until that date have been reported as discontinued operations. The contingency consideration is based on the Echelon reaching specific sales levels in 2008 and 2009.

For the years ended December 31, 2007, 2006 and 2005, consolidated revenues and expenses of Echelon have been reclassified from continuing operations to discontinued operations, as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	2,358	2,593	2,391

Loss before the following items	(206)	(369)	(577)

Goodwill impairment	(500)	—	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—	—
Income tax recovery	491	92	116
Net loss from discontinued operations	(259)	(277)	(461)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Major classes of assets and liabilities as of December 31, 2006 have been reclassified and are presented as discontinued operations as follows:

$
Assets

Current assets
Cash	417
Other current assets	730

Current assets of discontinued operations	1,147

Intangible assets	1,755

Goodwill	1,239

Property, Plant & Equipment	431

Non-current assets of discontinued operations	3,425

4,572

Liabilities

Current liabilities of discontinued operations	319

Long-term debt	17

Future Income Tax Liabilities	598

Non-current liabilities of discontinued operations	615

934

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

6                      Long-lived assets held for sale

During 2007, the Company continued its review process whereby it examined a number of strategic alternatives for how best continue the  pursuit and implementation of  its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. As part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to dispose of its building and land located in Quebec City, as well as its rights to intangible property, Impavido (Miltefosine) and certain equipment. As at December 31, 2007, the assets reclassified as “long-lived assets held for sale”, are as follows:

Asset	Cost	Accumulated depreciation and amortization	Net Book Value
	$	$	$
Building and Land	11,181	3,919	7,262
Equipment	1,347	1,164	183
Intangible property	11,851	5,297	6,554

Total assets held for sale	24,379	10,380	13,999

The Company estimates that the net realizable value of all the assets exceeds their carrying value. Furthermore, at the time when the assets were considered held for sale, all amortization or depreciation ceased.

Following an estimation of the fair value by Management after having received certain preliminary offers by third parties, the Company recorded an impairment charge of $735,000 (CAN$729,000) against the asset related to the building and land held for sale. The Company expects to complete a sale transaction in the first six months of 2008.

In 2006, following the decision to terminate the pharmaceutical development of one of its products, the Company recorded an impairment on related manufacturing equipment in order to bring it down to its fair value, which was based on the Company’s best estimate of the realisable value. Accordingly, during 2006, an amount of $1,060,856 has been recorded as an impairment loss included in depreciation of property, plant and equipment. The Company sold some of these assets in 2007 and is now actively in the process of selling the remainder of this equipment and estimates that the assets will be sold within the next year, at a net selling price which exceeds their carrying value.

On March 1, 2008, the Company entered into a definite purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc., for an aggregate purchase price of approximately $9,200,000 (CAN$9,125,000) payable in cash, subject to certain post-closing purchase price adjustments.

Completion of the transactions contemplated by the purchase agreement is subject to customary closing conditions, including the parties having received certain third-party consents and approvals. The sale is anticipated to be finalized early in the first six months of 2008.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

7                      Other receivables

	As at December 31,
	2007	2006
	$	$

Interest	272	592
Grants *	1,060	857
Research and development tax credits recoverable	252	103
Commodity taxes	453	880
Other	1,007	301

	3,044	2,733

*                      These grants represent a holdback of a contribution from a federal program called Technology Partnerships Canada (“TPC”). The Company received a contribution equivalent to 30% of the eligible expenses incurred by the Company in the development of an angiogenesis inhibitor in oncology, dermatology and ophthalmology. Since the pharmaceutical development has been terminated, the Company does not expect to make any reimbursements in connection with this program.

8                      Inventory

	As at December 31,
	2007	2006
	$	$

Raw materials	3,399	3,233
Work in progress	1,602	1,070
Finished goods	405	741

	5,406	5,044

9                      Deferred charges and other long-term assets

	As at December 31,
	2007	2006
	$	$

Deferred charges	1,051	1,151
Other	390	203

	1,441	1,354

Included in the above deferred charges is $392,000 of cost related to the filing of a shelf prospectus on September 19, 2007.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

10               Property, plant and equipment

	As at December 31,
	2007		2006
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Land	—	—	52	—
Building (note 6)	—	—	11,031	3,280
Equipment	9,379	3,923	10,997	6,867
Office furniture	1,261	648	641	492
Computer equipment	1,174	805	1,047	840
Automotive equipment	38	36	32	30
Leasehold improvements	1,170	150	719	9

	13,022	5,562	24,519	11,518
Less:
Accumulated depreciation	5,562		11,518

Net amount	7,460		13,001

11               Intangible assets

	As at December 31,
	2007		2006
	Cost	Accumulated amortization	Cost	Accumulated Amortization
	$	$	$	$

In-process research and development, patents and trademarks (note 6)	47,758	17,514	55,388	18,187
Technology and other	740	593	619	469

	48,498	18,107	56,007	18,656

Less: Accumulated amortization	18,107		18,656

Net amount	30,391		37,351

In 2006, following the decision to terminate the pharmaceutical development of certain products, the Company recorded an impairment on certain patents and trademarks. Accordingly, an amount of $1,815,172 has been recorded as an impairment loss included in amortization of intangible assets.

The amortization expense for intangible assets in each of the next five fiscal years will amount to $3,191,000 in 2008, $3,181,000 in 2009, $3,153,000 in 2010, 2011 and 2012.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

12               Goodwill

The change in the carrying value is as follows:

	Continuing operations	Discontinued operations
	$	$

Balance as at December 31, 2005	8,559	110,610

Acquisitions	—	6,623
Adjustments	—	(2,109)
Impact of foreign exchange rate	950	2,520
Reduction of goodwill related to the sale of shares of Atrium (note 4)	—	(116,405)

Balance as at December 31, 2006	9,509	1,239

Impact of foreign exchange rate	983	212
Reduction and impairment of goodwill related to disposal of Echelon (note 5)	—	(1,451)

Balance as at December 31, 2007	10,492	—

13               Accounts payable and accrued liabilities

	As at December 31,
	2007	2006
	$	$

Trade payable	11,404	6,962
Salaries and employee benefits	1,628	1,095
Other accrued liabilities	3,052	1,678

	16,084	9,735

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

14               Long-term debt

	As at December 31,
	2007	2006
	$	$
Loan from the federal and provincial governments, nominal value of CAN$800 discounted at an effective rate of 8.43% (CAN $769 in 2007, and CAN$1,600 in 2006) non-interest bearing, payable in five annual equal and consecutive instalments since July 2004.	775	1,373

Less: Current portion	775	686

	—	687

The principal instalment due on long-term debt for the next year amounts to $775,000 in 2008.

15               Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependant pensions.

The following table provides a reconciliation of the changes in the plans’ accrued benefits obligations:

	Pension benefit plans			Other benefit plans
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Obligation – Beginning of year	7,547	6,932	5,634	620	523	398

Current service cost	352	293	200	29	39	23
Interest cost	269	293	269	52	22	19
Actuarial loss (gain)	(490)	(674)	1,748	104	53	182
Benefits paid	(70)	(64)	(65)	(81)	(70)	(43)
Effect of foreign currency exchange rate changes	782	767	(854)	70	53	(56)

Obligation – End of year	8,390	7,547	6,932	794	620	523

Expenses (recovery) recognized	131	(88)	2,217	185	114	224

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The significant actuarial assumptions adopted to determine the Company’s accrued benefits obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%

Discount rate for expenses	4.50	4.00	5.25	4.50	4.00	5.25
Discount rate for liabilities	5.70	4.50	4.00	5.70	4.50	4.00
Pension benefits increase	2.00	1.25	1.25	2.00	1.25	1.25
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2007. The next actuarial reports are planned for December 2008.

In accordance with the assumptions used as at December 31, 2007, the benefits expected to be paid in each of the next five fiscal years will amount to $135,114 in 2008, $303,725 in 2009, $307,736 in 2010, $349,426 in 2011 and $474,368 in 2012. Furthermore, total benefits amounting to $2,707,485 are expected to be paid from 2013 to 2017.

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Defined contribution plans

Total expenses amount to $285,824 in 2007 ($263,810 in 2006 and $215,788 in 2005) for defined contribution pension plans.

The Company also sponsors a 401K plan in its U.S. subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contribution. During the year ended December 31, 2007, the Company did not record any contribution.

Total cash payments for employee future benefits in 2007, consisting of cash contributed by the Company to its defined contribution plans as well as direct payments to retired employees, amount to $436,696 ($398,340 in 2006 and $323,382 in 2005).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

16               Share capital

(a)               Authorized

Unlimited number of shares of the following classes:

Common, voting and participating, one vote per share

Preferred, first and second ranking, issuable in series, with rights and privileges specific to each class.

As at December 31, 2007, there are no preferred shares issued and outstanding.

(b)              Issued

	As at December 31,
	2007		2006		2005
	Number	Amount	Number	Amount	Number	Amount
		$		$		$

Common shares
Balance – Beginning of year	53,169,470	168,466	46,139,814	130,344	45,670,909	127,585
Conversion of convertible term loans	—	—	6,955,088	37,786	—	—
Issued pursuant to the stock option plan	18,000	33	22,000	81	25,000	130
Ascribed value from Other Capital	—	26	—	29	—	—
Issued pursuant to the acquisition of a patent from a senior officer (note 21)	—		28,779	175	—	—
Issuance pursuant to acquisition of Echelon			23,789	163	443,905	2,737
Reduction of the stated capital (note 4)	—	(137,959)	—	—	—	—
Share issue expenses	—		—	(112)	—	(108)

Balance – End of year	53,187,470	30,566	53,169,470	168,466	46,139,814	130,344

(c)               Common share issues

Pursuant to the exercise of stock options, the Company issued, during fiscal 2007, 18,000 common shares for total proceeds of $33,200. In the prior fiscal year 2006, 22,000 common shares were issued for total proceeds of $81,000. Consequently, stock-based compensation costs of $26,000 ($29,000 in 2006) relating to those exercised options have been reclassified from other capital to share capital.

On February 14 and 17, 2006, the Solidarity Fund QFL (the “Fund”) and SGF Santé inc. (“SGF”) have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

For accounting purposes, the convertible term loans are separated between debt and equity, the equity portion representing the value of the holders’ conversion options. As a consequence of this transaction, the Company recorded a loss on settlement of long-term debt amounting to $599,190, representing an inducement to the original terms of the loan agreements. An amount of $280,000 was recorded in the statement of deficit, and the remainder was charged to expense in the statement of earnings and was included in the accretion on convertible term loans in the statement of cash flows.

(d)              Shareholder right plan

On March 29, 2004, the Company adopted a shareholder right plan (the “Rights Plan”). The continuation of the Rights Plan and its amendments and restatement has been approved by the Board of Directors on March 5, 2007. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces his (its) intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such, shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

(e)               Company’s stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators providing services to the Company. The number of shares that are issuable under the Stock Option Plan was amended by a resolution adopted by the shareholders on May 2, 2007. This resolution increased the Plan’s limit specifying the limit of options from 4,543,744 to ten percent (10%) of the outstanding shares.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

On May 23, 2007, the Toronto Stock Exchange accepted a stock option pool totalling $5,317,947. In 2007, 870,000 options were granted in U.S. dollars and 815,000 options were granted in Canadian dollars. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. The following table summarizes the stock option activity under the Stock Option Plan:

	2007		2006		2005
Canadian dollar denominated awards	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance – Beginning of year (*)	3,490,092	4.00	3,843,592	6.16	3,480,592	6.58
Granted	815,000	3.24	45,000	6.41	686,500	5.63
Exercised	(18,000)	1.96	(22,000)	3.98	(25,000)	6.31
Expired	—	—	(346,000)	7.68	(65,000)	8.34
Forfeited	(151,000)	4.93	(30,500)	6.21	(233,500)	10.31

Balance – End of year	4,136,092	3.83	3,490,092	6.02	3,843,592	6.16

Options exercisable – End of year	3,300,593	4.02	2,736,099	5.88	2,260,930	6.17

(*)              Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 and as contemplated under the Stock Option Plan (see note 4), the Board of Directors of the Company approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share. Furthermore, in 2007 the Board of Directors approved the extension of the option period from 1 month to 3 years on 875,000 options in connection with the departure of executive members.

The total intrinsic value for stock options exercised amounted to CAN$24,040 in 2007 (CAN$68,959 in 2006 and CAN$28,750 in 2005) There is no tax benefit realized by the Company as the compensation cost related to stock options is not deductible for income tax purposes.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following table summarizes the stock options outstanding as at December 31, 2007:

	Options outstanding
Exercise price (CAN$ )	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value

1.68 to 2.50	1,311,593	6.74	1.88	Nil
2.51 to 3.75	1,062,500	6.13	3.56	Nil
3.76 to 5.50	669,666	7.12	4.47	Nil
5.51 to 6.00	798,000	6.27	5.83	Nil
6.01 to 8.88	294,333	4.41	6.59	Nil

	4,136,092	6.39	3.83	Nil

	Options currently exercisable
Exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Global intrinsic value

1.68 to 2.50	939,924	1.91	Nil
2.51 to 3.75	862,498	3.56	Nil
3.76 to 5.50	405,838	4.44	Nil
5.51 to 6.00	798,000	5.83	Nil
6.01 to 8.88	294,333	6.59	Nil

	3,300,593	4.02	Nil

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

	2007		2006		2005
US dollar denominated awards	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance – Beginning of year	—	—
Granted	870,000	2.79

Balance – End of year	870,000	2.79	—	—	—	—

Options exercisable – End of year	—	—	—	—	—	—

	Options outstanding
Exercise price (US$ )	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.68 to 2.50	375,000	9.95	1.82	Nil
2.51 to 3.75	470,000	9.27	3.50	Nil
3.76 to 5.50	25,000	9.35	3.96	Nil

	870,000	9.56	2.79	Nil

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2007, the total compensation cost related to nonvested stock options not yet recognized amounted to $1,366,409 ($1,071,651 in 2006). This amount is expected to be recognized over a weighted average period of 1.88 years (1.34 years in 2006).

The Company settles stock options exercised through the issuance of common shares from treasury.

The factors considered in developing the assumptions used in the Black-Scholes option pricing model are the following:

(a)              The risk-free interest rate is based on Canadian Government Bond constant maturity interest rate whose term is consistent with the expected life of the stock options.

(b)             The historical volatility of the Company’s stock price as well as future expectations are used to establish the expected stock price volatility.

(c)              The Company estimates the expected life of stock options based upon employee’s historical data related to the exercise of stock options and post-vesting employment terminations.

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years ended December 31,
	2007	2006	2005

Dividend yield	Nil	Nil	Nil
Expected volatility	57.2%	58.1%	62.1%
Risk-free interest rate	3.88%	4.06%	3.92%
Expected life (years)	4.62	5.77	5.80
Weighted average grant date fair value	US$1.93 and CAN$2.25	CAN$3.67	CAN$3.33
		—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Had compensation costs been determined using the fair value method at the date of grant for awards granted in 2002 under this stock option plan, the Company’s pro forma net earnings, basic and diluted net earnings per share after giving effect to the grant of these options in 2002 are:

Year ended December 31,
2005
$

Pro forma net earnings	10,429
Pro forma net earnings per share
Basic	0.23
Diluted	0.23

17               Statements of cash flows

	Years ended December 31,
	2007	2006	2005
	$	$	$

Change in non-cash operating working capital items
Accounts receivable	1,371	2,686	1,474
Inventory	148	650	(534)
Prepaid expenses	(708)	263	(802)
Accounts payable and accrued liabilities	5,340	1,848	4,977
Income taxes	(1,250)	(5,260)	(627)

	4,901	187	4,488

See note 4 for details related to non-cash transactions of the distribution of the remaining interest in Atrium.

	Years ended December 31,
	2007	2006	2005
	$	$	$

Additional information
Interest paid
From continuing operations	—	4	34
From discontinued operations	9	7,784	1,908
Income taxes paid (recovered)
From continuing operations	(937)	5,756	709
From discontinued operations	7	8,698	6,084

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

18               Income taxes

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax (expense) recovery from continuing operations is as follows:

	Years ended December 31,
	2007	2006	2005

Combined federal and provincial statutory income tax rate	32.02%	32.02%	31.02%

Income tax recovery based on statutory income tax rate	$10,886	$6,872	$4,613
Change in valuation allowance	(6,963)	22,644	(5,403)
Accretion on convertible term loans		(258)	(1,448)
Stock-based compensation costs	(635)	(679)	(739)
Difference in statutory income tax rate of foreign subsidiaries	(16)	994	(133)
Change in enacted rate used	(1,345)	2,428	2,780
Tax loss consolidation strategy (note 21)	—	(2,376)	(827)
Other	34	(588)	548

	$1,961	$29,037	$(609)

Loss before income taxes

The loss before income taxes from continuing operations is allocated as follows:

	2007	2006	2005
	$	$	$

Canada	(10,556)	(10,436)	(15,983)
Germany	(23,276)	(11,024)	1,110
United States	(166)	—	—

	(33,998)	(21,460)	(14,873)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Income tax recovery (expense) is represented by:
Current	93	(123)	(89)
Future	1,868	29,160	(520)

	1,961	29,037	(609)

Current
Foreign	93	(123)	(89)

Future
Domestic	(284)	25,036	—
Foreign	2,152	4,124	(520)

	1,868	29,160	(520)

	1,961	29,037	(609)

Foreign operations are predominantly in Germany.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2007	2006
	$	$

Future income tax assets
Current
Deferred revenues	1,738	2,303
Inventory	658	157
Operating losses carried forward	—	17,996
Research and development costs	—	1,497

	2,396	21,953

Long-term
Research and development costs	12,119	11,425
Share issue expenses	91	229
Operating losses carried forward	17,145	7,101
Property, plant and equipment	1,973	1,455
Intangible assets and goodwill	206	206
Employee future benefits	648	966
Deferred revenues	1,211	3,658
Other	144	—

	33,537	25,040

Valuation allowance	(23,289)	(13,337)

	10,248	11,703

	12,644	33,656

Future income tax liabilities
Long-term
Accounts receivable	48	11
Investment in an affiliated company	—	5,829
Property, plant and equipment	190	121
Deferred charges and other long-term assets	2,434	604
Intangible assets	9,376	14,798
Investment tax credits	573	629
Other	23	76

	12,644	22,068

Future income tax assets (liabilities), net	—	11,588

Classified as follows:
Future income tax assets	—	21,953
Future income tax liabilities	—	(10,365)

	—	11,588

As at December 31, 2007, the Company has estimated non-refundable research and development tax credits of $7,004,150 which can be carried forward to reduce Canadian federal income taxes payable and expire from 2011 to 2027. No tax benefit has been accounted for in connection with those credits.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2007, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial
	$	$

2010	3,275	Nil
2014	9,801	Nil
2015	6,936	Nil

	20,012	Nil

Furthermore, the Company had available operating losses in Germany amounting to $45M for which there is no expiry date.

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

19               Segment information for continuing operations

Subsequent to the divestiture in Atrium in 2006, the Company operates in one single operating segment, being the biopharmaceutical segment.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Canada	400	25	103
United States	5,911	4,094	4,553
Europe
Switzerland	23,316	20,681	19,567
United Kingdom	5,343	5,257	6,707
Netherlands	2,031	1,748	11,720
Other	70	809	108
Japan	1,862	6,114	—
Other	3,135	71	2,055

	42,068	38,799	44,813

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Customers who represent more than 10% of revenues are as follows:

	2007	2006	2005
	%	%	%

Customer 1	59	52	44
Customer 2	13	13	26
Customer 3	5	9	15

The following table presents revenues by source:

	2007	2006	2005
	$	$	$

Revenues
Sales and royalties	28,825	25,123	21,252
License fees	12,843	13,652	23,530
Other	400	24	31

	42,068	38,799	44,813

Long-lived assets by geographic region are detailed as follows:

	Years ended December 31,
	2007	2006
	$	$

Canada	7,643	8,821
United States	841	11
Germany	53,858	51,029

	62,342	59,861

Long-lived assets consist of property, plant and equipment, long-lived assets held for sale, intangible assets and goodwill.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

20               Earnings (loss) per share

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	2007	2006	2005
	$	$	$

Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)

Net earnings (loss) from discontinued operations	(259)	25,813	26,053

Impact of assumed conversion of dilutive stock options of Atrium	—	(754)	(552)

Net earnings (loss) from discontinued operations, adjusted for dilution effects	(259)	25,059	25,501

Net earnings (loss) adjusted for dilution effects	(32,296)	32,636	10,019

Basic weighted average number of shares outstanding	53,182,803	52,099,290	46,139,814

Dilutive effect of stock options	500,171	449,970	286,868

Diluted weighted average number of shares outstanding	53,682,974	52,549,260	46,426,682

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	3,164,499	1,893,539	2,169,697
Common shares which would have been issued following the conversion of the convertible term loans	—	776,237	6,043,564

For the years ended December 31, 2007 and 2005, the diluted amounts per share were the same amounts as the basic amounts per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amounts per share for those years were calculated using the basic weighted average number of shares outstanding.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

21               Related party transactions

	2007	2006	2005
	$	$	$

Administrative revenues	Nil	35	33
Lease revenues	Nil	304	248
Subcontracting revenues and sales of raw materials	Nil	66	92
Subcontracting expenses	Nil	44	337
Patent acquired from a senior officer	Nil	175	—

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 Subordinate Voting Shares of Atrium held by the Company. This transaction was completed on January 2, 2007, thus eliminating the related party relationship.

These above transactions in 2006 and 2005 with our former subsidiary Atrium and a senior officer were in the normal course of operations. They were measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties. The price of the shares issued for the acquisition of the patent was based on the closing trading price of the Company’s shares on February 28, 2006, being the day before the signing of the agreement.

The transactions with Atrium include amounts that occurred before October 18, 2006 and that were previously eliminated from the consolidated financial statements but which will continue to occur after the disposal.

At the end of the year 2006, amounts due to and (from) the former subsidiary were payable (redeemable) on demand and resulted from the transactions mentioned above.

Tax loss consolidation strategy

On September 15, 2005, the Company obtained a one-day loan of $129 million from a financial institution to advance $129 million to its former subsidiary Atrium by way of a subordinate 7% interest-bearing promissory note. This note was unsecured and payable on demand.

On the same day, Atrium acquired $129 million in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of the Company. The dividend rate on the preferred shares was 7.05%. 4296672 Canada Inc. used the proceeds to advance $129 million to the Company through an interest-free loan, payable on demand. Then, the funds were used by the Company to repay the one-day loan to the financial institution.

With respect to that arrangement that terminated in October 2006, when the Company ceased to be the controlling shareholder of Atrium, we had received a tax ruling delivered by Canada Revenue Agency. All transactions have been eliminated during the consolidation process and income tax savings resulting from the interest expense deduction have been presented as discontinued operations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

22               Financial instruments

Short-term investments

	2007	2006
	$	$

Discount notes bearing interest at effective annual rates ranging from 3.94% to 4.23% in 2007 and at an annual rate of 4.29% to 4.31% in 2006, maturing on different dates from May to December 2008, in 2006 investments matured from March to June 2007.	5,178	8,649
Bonds, bearing interest at effective annual rates ranging from 2.81% to 4.43% in 2007 and from 2.81% to 4.43% in 2006, maturing on different dates from January to November 2008; and in 2006 from March 2007 to November 2008	25,937	42,901

	31,115	51,550

Short-term investments totalled CAN$30,844,000 in 2007 and CAN$60,076,000 in 2006.

Fair value

Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of short-term investments is $31,115,066 ($51,589,289 in 2006). The fair value of long-term debt has been established by discounting the future cash flows at an interest rate corresponding to that which the Company would currently be able to obtain for loans with similar maturity dates and terms. The approximate fair value of long-term debt is $775,000 ($1,342,000 in 2006).

Foreign currency risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. As at December 31, 2007 and 2006, there are no significant forward exchange contracts outstanding.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality institutions and corporations. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $nil and $7,000 as at December 31, 2007 and 2006, respectively.

Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Non-interest bearing

23               Commitments, contingencies and guarantee

The Company is committed to various operating leases for its premises plus service and manufacturing contract as follows:

	Minimum	Service &
	Lease	Manufacturing	Total
Year	Commitments	Commitments	Commitments
	$	$	$
2008	2,092	13,295	15,387
2009	2,172	6,652	8,824
2010	2,092	300	2,392
2011	2,098	—	2,098
2012 and beyond	2,072	—	2,072
Total	10,526	20,247	30,773

Rent expenses for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ending December 31, 2007, 2006 and 2005 was respectively $1,937,000, $1,878,000 and $1,545,000.

In October 2004, the Company entered into a $2.5 M (€1.75 M) bank guarantee in favour of one of its landlords in Germany with respect to the Company’s lease obligation. This guarantee will mature in 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings mainly related to contract terminations, employee lay-offs and other employee-related matters. As at December 31, 2007 there are no known or anticipated contingencies or disputes pending against the company.

24               Summary of differences between generally accepted accounting principles in Canada and in the United States

As a company listed on the NASDAQ Global Market, the Company is required to reconcile its financial statements for significant measurement differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (SEC) are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

The following summary sets out the material adjustments to the Company’s reported net earnings (loss), net earnings (loss) per share and shareholders’ equity which would be made to conform with U.S. GAAP:

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Statements of Earnings

		Years ended December 31,
		2007	2006	2005
		$	$	$
Net earnings (loss) for the year under Canadian GAAP		(32,296)	33,390	10,571
Accretion on convertible term loans	(c)	—	502	4,479
Loss on conversion of convertible term loans	(c)	—	(280)	—
Amortization of in-process R&D	(a)	1,546	2,348	1,610
Other	(b)	—	(10)	(32)
Reclassification adjustment related to the sale of Echelon	(e)	(754)	—	—
Deferred taxes	(d)	(5,430)	(959)	—
Income tax effects of the above adjustments		(494)	(729)	(658)

Net earnings (loss) for the year under U.S. GAAP		(37,428)	34,262	15,970

Out of which:

Net earnings (loss) from continuing operations		(36,415)	8,449	(10,083)
Net earnings (loss) from discontinued operations		(1,013)	25,813	26,053

Basic net earnings (loss) per share		(0.70)	0.66	0.34
From continuing operations		(0.68)	0.16	(0.22)
From discontinued operations		(0.02)	0.50	0.56

Diluted net earnings (loss) per share		(0.70)	0.65	0.34
From continuing operations		(0.68)	0.16	(0.22)
From discontinued operations		(0.02)	0.49	0.56

Weighted average number of shares (note 20) under U.S. GAAP
Basic		53,182,803	52,099,290	46,139,814

Diluted		53,182,803	52,549,260	46,139,814

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

		Years ended December 31,
		2007	2006
		$	$

Shareholders’ equity in accordance with Canadian GAAP		88,591	178,879
In-process R&D	(a)	(14,181)	(14,348)
Other	(b)	—	39
Deferred tax effect	(d)	—	5,134

		74,410	169,704

Statement of comprehensive income

		Years ended December 31,
		2007	2006	2005
		$	$	$

Net earnings (loss) for the year under U.S. GAAP		(37,428)	34,262	15,970
Other comprehensive income (loss)

Foreign currency translation adjustments		12,607	4,654	(7,660)
Reclassification adjustment related to the sale of shares of Atrium		—	(1,643)	—
Change in fair value of investments	(f)	(29)	(274)	(139)

Change in fair value of interest rate swap, net of income taxes	(g)	—	78	(78)

Comprehensive income		(24,850)	37,077	8,093

Accumulated other comprehensive income, net of related income taxes, consists of the following:

	As at December 31,
	2007	2006
	$	$

Foreign currency translation adjustments	19,809	12,826
Unrealized gains on investments	10	39

Accumulated other comprehensive income	19,819	12,865

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since December 31, 2004:

	Share Capital	Deficit	Other Capital	Accumulated Other Comprehensive Income	Shareholders’ Equity
	$	$	$	$	$

Balance as at December 31, 2004	126,991	(64,084)	5,825	17,927	86,659

Net earnings as per U.S. GAAP	—	15,970	—	—	15,970
Stock-based compensation costs	—	—	2,286	—	2,286
Variation in fair value of investments	—	—	—	(139)	(139)
Variation in fair value of interest rate swap	—	—	—	(78)	(78)
Exercise of stock options	130	—	—	—	130
Issuance of shares pursuant to a business acquisition	2,737	—	—	—	2,737
Share issue expenses	(108)	—	—	—	(108)

Foreign currency translation adjustments	—	—	—	(7,660)	(7,660)

Balance as at December 31, 2005	129,750	(48,114)	8,111	10,050	99,797

Net earnings as per U.S. GAAP	—	34,262	—	—	34,262
Stock-based compensation costs	—	—	2,120	—	2,120
Variation in fair value of investments	—	—	—	(274)	(274)
Variation in fair value of interest rate swap	—	—	—	78	78
Exercise of stock options	110	—	(29)	—	81
Conversion of convertible term loans	30,403	—	—	—	30,403
Issuance of shares pursuant to:
a contingent consideration paid upon business acquisition	163	—	—	—	163
acquisition of a patent from a senior officer	175	—	—	—	175
Share issue expenses	(112)	—	—	—	(112)

Foreign currency translation adjustments	—	—	—	3,011	3,011

Balance as at December 31, 2006	160,489	(13,852)	10,202	12,865	169,704

Net loss as per U.S. GAAP	—	(37,428)	—	—	(37,428)
Stock-based compensation costs	—	—	1,984	—	1,984
Variation in fair value of investments	—	—	—	(29)	(29)
Distribution of Atrium (note 4)	(137,959)	—	71,122	(5,624)	(72,461)
Issuance of shares pursuant to stock option plan	33				33
Exercise of Stock Options	26	—	(26)	—	—

Foreign currency translation adjustments	—	—	—	12,607	12,607

Balance as at December 31, 2007	22,589	(51,280)	83,282	19,819	74,410

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Balance Sheets

The following table summarizes the significant differences between the balance sheet items under Canadian GAAP as compared to U.S. GAAP as at December 31, 2007 and 2006:

		As at December 31, 2007		As at December 31, 2006
		As reported	U.S. GAAP	As reported	U.S. GAAP
		$	$	$	$

Intangible assets	(a)	36,945	22,764	39,106	24,758
Future income tax liabilities	(a)	—	—	10,963	5,829

Statements of cash flows

For the years ended December 31, 2007, 2006 and 2005, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

(a)               Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Balance includes intangible assets held for sale, and assets and liabilities from discontinued operations.

(b)              Other

Other adjustments required when considering the significant differences between Canadian and U.S. GAAP include individually minor amounts related to the following items:

•                      financing costs arising from the convertible notes (see (c) below) allocated to other capital under Canadian GAAP that are amortized in earnings under U.S. GAAP;

•                      organization costs deferred and amortized under Canadian GAAP that are expensed as incurred under U.S. GAAP.

(c)              Convertible term loans

Under Canadian GAAP, proceeds from the issuance of convertible term loans are allocated among long-term convertible term loans and shareholders’ equity, resulting in a debt discount that is amortized to expense over the term of the loans. The financing costs related to those loans have been allocated on a pro-rata basis between deferred charges and other capital. Under U.S. GAAP, those costs are all included in deferred charges and amortized over the term of the loans, and convertible term loans are totally considered as long-term debt. Furthermore, under U.S. GAAP, the entire incremental consideration to induce conversion is recorded in earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

(d)              Deferred taxes

This adjustment reflects differences related to the accounting for valuation allowance for U.S. GAAP purposes that arise from timing differences.

(e)              Cumulative translation adjustment related to the sale of Echelon

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has  to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under U.S. GAAP, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation being the substantial or complete liquidation of the Company.

(f)                Investments

Investments, which are classified as available-for-sale securities, include the Company’s investment in discount notes, commercial paper and bonds for which the Company does not have the positive intent or ability to hold to maturity and an investment in shares of a publicly traded company. Under U.S. GAAP, available-for-sale securities are carried at fair value with unrealized gains and losses net of the related tax effects as part of other comprehensive income.

Under Canadian GAAP, these investments were valued at the lower of amortized cost and market value before January 1, 2007. Since this date, there is no difference in accounting under Canadian and U.S. GAAP.

(g)             Interest rate swap

Under Canadian GAAP, prior to 2007, the Company accounted for Atrium’s interest rate swap using the accrual method. U.S. GAAP requires all derivative instruments to be recognized at fair value on the consolidated balance sheet. Under U.S. GAAP, this swap has been designated as a cash flow hedge. Accordingly, the changes in fair value are recorded in other comprehensive income until the related interest expense is recorded in income.

(h)             Recently adopted and pending accounting pronouncements

FASB Statement No. 123R – Share-Based Payment (SFAS 123R)

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R which replaces FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, and eliminates the ability to account for share-based payment transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period (fair value method).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The Company adopted SFAS 123R on January 1, 2006 using the modified prospective application method of transition and its adoption had no significant impact on its consolidated financial statements. On January 1, 2003, the Company had already adopted the prospective application method of transition of SFAS 123, which required that all new awards granted to employees on or after January 1, 2003 be accounted for at fair value. The fair value of awards granted was estimated using the Black-Scholes option pricing model.

FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)

In September 2006, the FASB issued SFAS 158. This statement amends SFAS 87, “Employers’ Accounting for Pensions”, and SFAS 106, “Employers’ Accounting for Post-Retirement Benefits Other than Pensions”, to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in OCI, net of tax effects, until they are amortized as a component of net periodic cost.

SFAS 158 is effective for the fiscal year ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted this standard on December 31, 2006 and its adoption had no impact on its consolidated financial statements.

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company adopted this interpretation on January 1, 2007 and this adoption had no impact on the Company’s consolidated financial statements. Upon the adoption of FIN 48, the Company elected to classify interest and penalties in interest expense.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

FASB Statement No. 157 – Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement on January 1, 2008, and has not yet assessed the impact its adoption will have on its consolidated financial statements.

FASB Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (SFAS 159)

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement on January 1, 2008 and has not yet determined if it will elect to use the fair value option.

EITF Issue No. 07-3 – Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (EITF 07-3)

In June 2007, EITF 07-3 provides clarification surrounding the accounting for nonrefundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company will adopt the provisions of EITF 07-3 on January 1, 2008. The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

EITF Issue No. 07-1 - Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (EITF)

The Emerging Issues Task Force has adopted the accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The ETIF defines a collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF has approved this pronouncement in December 2007 and it will

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact on the presentation of revenues and costs within the Company’s financial statements.

(i)                 Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statements of operations. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,862,000 in 2007, $1,684,000 in 2006 and $nil in 2005. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

Furthermore, under U.S. GAAP, the future income tax assets related to the unrecognized tax credits totalled $7,004,000 in 2007 and $5,683,000 in 2006. However, a valuation allowance corresponding to the same amounts has been accounted for in 2007 and 2006.

Long-lived assets

Under U.S. GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	2007	2006
	$	$

Canada	7,631	8,798
Germany	6,436	4,203
United States	838	—

	14,905	13,001

Available-for-sale securities

The Company uses the specific identification method in order to reclassify the gains or losses realized out of accumulated other comprehensive income into the statement of earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The gross realized gains and gross realized losses included in the statement of earnings, the unrealized holding gain or loss on available-for-sale securities as well as the amount of gains and losses reclassified out of accumulated other comprehensive income into the statement of earnings are as follows:

	2007	2006	2005
	$	$	$

Gross realized gains	—	410	17
Gross realized losses	67	21	—
Unrealized gains	—	126	197
Unrealized losses	42	67	67
Gains reclassified	53	390	269
Losses reclassified	30	78	—

Available-for-sale securities maturity dates:

$

Within one year	31,115
One to five years	—
31,115

As at December 31, 2007, available-for-sale securities are composed of:

$

Government debt securities	5,778
Municipal debt securities	5,130
Corporate debt securities	20,207
31,115

Research and collaboration agreements

As part of our strategy to enhance our development capabilities and to fund, in part, our capital requirements, we have entered into collaboration agreements with several pharmaceutical companies, which we refer to as “our partners”. Pursuant to our collaboration, the Company received upfront payments, license fees, milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable payments received upon the signature of an agreement and are amortized over the estimated research and development (“R&D”) period. License fees are typically contractually obligated payments to fund R&D over the term of collaboration and include milestone payments, as well as R&D contract services. Milestone payments are contingent payments made only upon achievement of specified milestones, such as selection of candidates for drug development, the commencement or termination of clinical trials or receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of our collaboration agreements, we will receive royalty payments based upon net sales of those drugs developed under the collaboration. Finally, R&D contract services fees are research and development activities performed by the Company on behalf of our partners and for which the Company has the right to receive compensation.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Ardana Bioscience

In 2002, the Company entered into a license and collaboration agreement with Ardana Bioscience Ltd., a subsidiary of Ardana plc (“Ardana”). Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue (“EP-1572”). Ardana undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. In return, the Company received €1.75 million (approximately $1.7 million) as upfront payment upon signing of the agreement. The Company is also eligible to receive payments of up to an aggregate of €7 million (approximately $9.2 million) upon Ardana’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future net worldwide net sales of EP-1572.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $3.0 million, $1.5 million and $1.8 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $nil and $nil, respectively.

In 2002, the Company granted an exclusive license to Ardana to develop and commercialize teverelix, a luteinizing hormone-releasing hormone (“LHRH”) antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and any other potential LHRH antagonists. The Company received €3.25 million (approximately $3.2 million) in 2002 and €5 million (approximately $6.1 million) in 2004 as upfront payments upon signature of the agreement in 2002 and upon the assignment of the substance in 2004 respectively. The agreement also provides, among other things, €7 million (approximately $9.2 million) of guaranteed payments until December 2006, €15 million (approximately $19.8 million) upon successful achievement of a certain level of sales and low single-digit royalties on future worldwide net sales.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $3.5 million, $3.6 million and $5.1 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were less than $0.1 million, $0.3 million and $0.6 million, respectively.

Keryx Biopharmaceuticals

Following the acquisition of AOI Pharma, Inc. in January 2004 by Keryx Biopharmaceuticals, Inc. (“Keryx”), Keryx has taken over the license and collaboration agreement signed with AOI Pharma, Inc. in September 2002. Upon signature of this agreement in 2002, the Company received $0.5 million as upfront payment. Keryx undertakes, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides, among other things, availability of data generated by both parties free of charge. The Company is also eligible to receive payments of up to an aggregate of $18.3 million upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.7 million, $0.7 million and $0.9 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.9 million, $0.9 million and $0.9 million, respectively.

Nippon Kayaku

In 2006, we entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix, a LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received €1.5 million (approximately $1.9 million) as upfront payment upon signature. The agreement provides, among other things, availability of data generated by both parties free of charge. The Company is eligible to receive payments of up to an aggregate of €18 million (approximately $23.8 million) upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. Furthermore, as indicated below regarding the Spectrum Pharmaceuticals, Inc. (“Spectrum”) R&D agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2007 and 2006 were $0.5 million and $0.2 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007and 2006 were $0.1 million and $0.1 million, respectively.

Shionogi

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix, our LHRH antagonist, in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €1.3 million (approximately $1.4 million) as upfront payment and was eligible to receive milestone payments of up to an aggregate of €5.4 million (approximately $7.1 million) upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company received €4.4 million (approximately $5.8 million) of these milestone payments. Since the development of cetrorelix is completed in the in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, the Company does not expect to receive further development milestone payments.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

In addition, upon commercialization of cetrorelix in benign prostatic hyperplasia (“BPH”), the Company will be entitled to a manufacturing margin.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $3.8 million and $nil, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $1 million and $0.3 million, respectively.

Solvay Pharmaceuticals

In 2002, the Company entered into a research and collaboration agreement with Solvay Pharmaceuticals Bv, a subsidiary of Solvay SA (“Solvay”). The Company granted Solvay an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications excluding IVF/COS/ART.  Under the agreement, Solvay was responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix in different indications including, uterine myoma, endometriosis and BPH. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €6 million (approximately $6.2 million) as upfront payment and was eligible to receive milestone payments of up to an aggregate of €18 million (approximately $23.8 million) upon Solvay’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future worldwide (ex-Japan) net sales of cetrorelix.

In December, 2005, Æterna Zentaris and Solvay amended the agreement whereas the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix for the BPH indication solely, without any financial compensation payable to Solvay. In May 2007, the parties entered into a termination agreement whereby the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications, including endometriosis and uterine myoma, without any financial compensation payable to Solvay.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $2.0 million, $1.2 million and $4.5 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.9 million, $0.6 million and $0.6 million, respectively.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Spectrum Pharmaceuticals

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) for ozarelix, a LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) as well as India. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €2 million as upfront payment (approximately $2.4 million) of which an amount of €1 million was paid cash and the balance paid through the issuance of shares of the capital of Spectrum. The Company is eligible to receive payments of up to an aggregate of €18.5 million (approximately $24.4 million) upon Spectrum’s successful achievement of clinical development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. In consideration of the amounts paid by Spectrum under this agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.9 million, $2.9 million and $2.6 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.6 million, $1.7 million and $2.6 million, respectively.

Tulane University

In 2002, the Company signed license agreements with the Tulane Educational Fund (“Tulane”) with regard to various substances, including cetrorelix. Under the agreements, we obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these substances.

The agreement provides the payment by the Company of single-digit royalties on future worldwide net sales for all indications, except BPH, where it provides the payment of low single-digit royalties. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.1million, $0.3 million and $0.4 million, respectively.

25               Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Item 19.     Exhibits

Exhibit Index

1.1	Articles
1.2	By-Laws
2	Shareholder Rights Plan
4.1	Stock Option Plan
4.2	Employment Agreement for Dr. Paul Blake
4.3	Employment Agreement for Dr. Jürgen Engel
4.4	Employment Agreement for Dr. David J. Mazzo
4.5	Employment Agreement for Ms. Ellen McDonald
4.6	Employment Agreement for Mr. Mario Paradis
4.7	Employment Agreement for Dr. Nicholas J. Pelliccione
4.8	Employment Agreement for Mr. Dennis Turpin
8.1	Subsidiaries of Æterna Zentaris Inc. (see Item 10.I of this annual report)
11.1	Code of Ethical Conduct
11.6	Audit Committee Charter
12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ÆTERNA ZENTARIS INC.

Dennis Turpin
Senior Vice President and Chief Financial Officer

Date:  March 28, 2008