Form 20-F
period 2009-12-31
Aeterna Zentaris Inc.
filed 2010-03-30
CIK 1113423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Canada
(Jurisdiction of Incorporation)

1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5

(Address of Principal Executive Offices)

Dennis Turpin

Telephone: 418-652-8525

E-mail: dturpin@aezsinc.com

1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	NASDAQ Global Market
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  63,089,954 common shares as of December 31, 2009.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐      No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐      No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐      No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or, or a non-accelerated filer.  See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

General

Except where the context otherwise requires, all references in this annual report on Form 20-F (“Form 20-F”) to the “Company”, “Æterna Zentaris Inc.”, “we”, “us”, “our” or similar words or phrases are to Æterna Zentaris Inc. and its subsidiaries, taken together.  In this annual report, references to “$” and “US$” are to United States dollars and references to “CAN$” are to Canadian dollars.  Unless otherwise indicated, the statistical and financial data contained in this annual report are presented as at December 31, 2009.

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

B.            Advisors

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

Consolidated Statements of Operations Data

(in thousands of US dollars, except share and per share data)

Canadian GAAP

	Years Ended December 31,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Revenues	63,237	38,478	42,068	38,799	44,813
Operating expenses
Cost of sales, excluding depreciation and amortization	16,501	19,278	12,930	11,270	8,250
Research and development costs	44,217	57,448	39,248	27,422	25,544
Research and development tax credits and grants	(403)	(343)	(2,060)	(1,564)	(317)
Selling, general and administrative expenses	16,040	17,325	20,403	16,478	14,403
Depreciation and amortization
Property, plant and equipment	3,285	1,515	1,562	2,816	1,665
Intangible assets	7,555	5,639	4,004	6,148	4,279
Impairment of long-lived assets held for sale	—	—	735	—	—
	87,195	100,862	76,822	62,570	53,824

Loss from operations	(23,958)	(62,384)	(34,754)	(23,771)	(9,011)

Other income (expenses)
Interest income	349	868	1,904	1,441	1,235
Interest expense
Long-term debt and convertible term loans	—	—	(85)	(1,270)	(6,979)
Other	(5)	(118)	—	(163)	(31)
Foreign exchange (loss) gain	(1,110)	3,071	(1,035)	319	(87)
Loss on disposal of long-lived assets held for sale	—	(35)	—	—	—
Loss on disposal of equipment	—	(44)	(28)	—	—
Gain on disposal of long-term investment	—	—	—	409	—
	(766)	3,742	756	736	(5,862)

Share in the results of an affiliated company	—	—	—	1,575	—

Loss before income taxes from continuing operations	(24,724)	(58,642)	(33,998)	(21,460)	(14,873)

Income tax (expense) recovery	—	(1,175)	1,961	29,037	(609)

Net (loss) earnings from continuing operations	(24,724)	(59,817)	(32,037)	7,577	(15,482)

Net (loss) earnings from discontinued operations	—	—	(259)	25,813	26,053
Net (loss) earnings for the year	(24,724)	(59,817)	(32,296)	33,390	10,571

Net (loss) earnings per share from continuing operations
Basic	(0.43)	(1.12)	(0.61)	0.14	(0.34)
Diluted	(0.43)	(1.12)	(0.61)	0.14	(0.34)

Net earnings per share from discontinued operations
Basic	—	—	—	0.50	0.57
Diluted	—	—	—	0.48	0.57

Net (loss) earnings per share
Basic	(0.43)	(1.12)	(0.61)	0.64	0.23
Diluted	(0.43)	(1.12)	(0.61)	0.62	0.23

Weighted average number of shares
Basic	56,864,484	53,187,470	53,182,803	52,099,290	46,139,814
Diluted	56,864,484	53,187,470	53,182,803	52,549,260	46,139,814

US GAAP

	Years ended December 31,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Net (loss) earnings for the year	(16,794)	(56,070)	(37,428)	34,262	15,970
Of which:
Net (loss) earnings from continuing operations	(16,794)	(56,070)	(36,415)	8,449	(10,083)
Net (loss) earnings from discontinued operations	—	—	(1,013)	25,813	26,053

Net (loss) earnings per share from continuing operations
Basic	(0.30)	(1.05)	(0.68)	0.16	(0.22)
Diluted	(0.30)	(1.05)	(0.68)	0.16	(0.22)

Net (loss) earnings per share from discontinued operations
Basic	—	—	(0.02)	0.50	0.56
Diluted	—	—	(0.02)	0.49	0.56

Net (loss) earnings per share
Basic	(0.30)	(1.05)	(0.70)	0.66	0.34
Diluted	(0.30)	(1.05)	(0.70)	0.65	0.34

Weighted average number of shares
Basic	56,864,484	53,187,470	53,182,803	52,099,290	46,139,814
Diluted	56,864,484	53,187,470	53,182,803	52,549,260	46,139,814

Consolidated Balance Sheet Data

(in thousands of US dollars)

Canadian GAAP

	As at December 31,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Cash and cash equivalents	38,100	49,226	10,272	8,939	12,234
Short-term investments	—	493	31,115	51,550	22,370
Working capital	29,745	39,554	37,325	85,413	99,502
Restricted cash	878	—	—	—	—
Total assets	86,262	108,342	123,363	223,491	419,785
Long-term debt and payable	143	172	—	687	29,866
Share capital	41,203	30,566	30,566	168,466	130,344
Shareholders’ equity	9,226	21,475	88,591	178,879	109,531

US GAAP

	As at December 31,
	2009	2008	2007	2006	2005
	$	$	$	$	$

Cash and cash equivalents	38,100	49,226	10,272	8,939	12,234
Short-term investments	—	493	31,115	51,550	22,370
Working capital	29,745	39,554	37,325	85,413	99,502
Restricted cash	878	—	—	—	—
Total assets	84,116	100,001	109,182	209,143	404,587
Long-term debt and payable	143	172	—	687	30,858
Share capital	33,226	22,589	22,589	160,489	129,750
Shareholders’ equity	5,729	13,134	74,410	169,704	99,797

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

Our product candidates remain at the development stage and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as disclosed in our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, we had an accumulated deficit of $127.5 million as of December 31, 2009. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity. We do not expect to reach operating profitability in the immediate future, and our expenses are likely to increase as we continue to expand our research and development (“R&D”) and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. Even if we succeed in developing new commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our securities could result in a significant or total loss.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in the price of our securities.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval for approved products or an extension of the review period for developmental products. Clinical trials are inherently lengthy, complex, expensive and uncertain processes and have a high risk of failure. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in preclinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies.

None of our product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Pre-clinical testing and clinical development are long, expensive and uncertain processes. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval. It may take us many years to complete the testing of our product candidates and failure can occur at any stage of this process. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the United States, in Canada and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process. Though we may engage a clinical research organization with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the U.S. Food and Drug Administration (“FDA”), the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

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

Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be obtained in later studies. Safety signals detected during clinical studies and pre-clinical animal studies may require us to do additional studies, which could delay the development of the drug or lead to a decision to discontinue development of the drug. Product candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite positive results in initial clinical testing. Results from earlier studies may not be indicative of results from future clinical trials and the risk remains that a pivotal program may generate efficacy data that will be insufficient for the approval of the drug, or may raise safety concerns that may prevent approval of the drug. Interpretation of the prior pre-clinical and clinical safety and efficacy data of our product candidates may be flawed and there can be no assurance that safety and/or efficacy concerns from the prior data were overlooked or misinterpreted, which in subsequent, larger studies appear and prevent approval of such product candidates.

Furthermore, we may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

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

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in the price of our securities.

If we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate we collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the design of the protocol, the size of the patient population, the proximity of patients to and availability of clinical sites, the eligibility criteria for the study, the perceived risks and benefits of the drug under study and of the control drug, if any, the efforts to facilitate timely enrollment in clinical trials, the patient referral practices of physicians, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. Certain clinical trials are designed to continue until a pre-determined number of events have occurred to the patients enrolled. Trials such as this are subject to delays stemming from patient withdrawal and from lower than expected event rates and may also incur increased costs if enrollment is increased in order to achieve the desired number of events. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries outside Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the clinical trials within an acceptable time frame, if at all. If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Additionally, we have never filed a new drug application (“NDA”), or similar application for approval in the United States or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, or in the NDA filing, some questions may not be answered by the time we file our NDA. Unless the FDA waives the requirement to answer any such unanswered questions, submission of an NDA may be delayed or rejected.

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

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. We cannot assure you that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our securities.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. Except as expressly described in this document and the documents incorporated by reference herein, we do not anticipate generating significant revenues from operations in the near future and we currently have no committed sources of capital.

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

We anticipate that our existing working capital, including the proceeds from any sale of securities and anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the near future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•                  the duration and results of our clinical trials for our various product candidates going forward;

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

In addition, the ongoing recessionary global market and economic conditions as well as certain continuing difficulties in the credit and capital markets may make it even more difficult for us to raise additional financing in the future.

A substantial portion of our future revenues may be dependent upon our agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”).

We currently expect that a substantial portion of our future revenues may be dependent upon our strategic partnership with Keryx. Under this strategic partnership, Keryx has significant development and commercialization responsibilities with respect to the development and sale of Perifosine. If Keryx were to terminate its agreement with us, fail to meet its obligations or otherwise decrease its level of efforts, allocation of resources or other commitments under this agreement, our future revenues and/or prospects could be negatively impacted and the development and commercialization of Perifosine would be interrupted. In addition, if Keryx does not achieve some or any of the development, regulatory and commercial milestones or if it does not achieve certain net sales thresholds as set forth in the agreement, we will not fully realize the expected economic benefits of the agreement. Further, the achievement of certain of the milestones under this strategic partnership agreement will depend on factors that are outside of our control and most are not expected to be achieved for several years, if at all. Any failure to successfully maintain our strategic partnership agreement could materially and adversely affect our ability to generate revenues.

If we are unsuccessful in increasing our revenues and/or raising additional funding, we may possibly cease to continue operating as we currently do.

Although our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of our business plan, which will require an increase in revenue and/or additional funding to be provided by potential investors as well as non-traditional sources of financing. Although we stated in our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 that management believed that the Company had, as at December 31, 2009, sufficient financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following such date, there can be no assurance that management will be able to reiterate such belief in our future financial statements.

We have had sustained losses, accumulated deficits and negative cash flows from operations since our inception. We expect that this will continue throughout 2010.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology or intellectual property, a combination of operating and related initiatives or a substantial reorganization of our business. If we do not raise additional capital, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that could cast significant doubt on our ability to remain a going concern.

We may not achieve our projected development goals in the time-frames we announce and expect.

We set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our securities would likely decline.

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

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and any such conflict could reduce the scope of patent protection which we could otherwise obtain. Because patent applications in the United States and many other jurisdictions are typically not published until eighteen months after their first effective filing date, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a patent application in the United States covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the United States Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

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

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our securities.

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

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of our securities could fluctuate significantly or decline.

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

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

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

In addition, our strategic partners can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new partner or abandon this product candidate which would likely cause a drop in the price of our securities.

We have entered into important strategic partnership agreements relating to certain of our product candidates for various indications. Detailed information on our research and collaboration agreements is available in our various reports and disclosure documents filed with the Canadian securities regulatory authorities and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), including the documents incorporated into this annual report on Form 20-F. See, for example, Notes 4 and 26 to our audited consolidated balance sheets as at December 31, 2009 and 2008 and our audited consolidated statements of operations, changes in shareholders’ equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009, which are included elsewhere in this annual report on Form 20-F.

We have also entered into a variety of collaborative licensing agreements with various universities and institutes under which we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

In particular, we have entered into an agreement with the Tulane Educational Fund (“Tulane”), which provides for the payment by us of single-digit royalties on future worldwide net sales of cetrorelix and including Cetrotide®. Tulane is also entitled to receive a low double-digit participation payment on any lump-sum, periodic or other cash payments received by us from sub-licensees (see Note 26 to our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 included in this annual report on Form 20-F).

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice (“GCP”) guidelines and the investigational plan and protocols contained in an Investigational New Drug application, or comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

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

The failure to perform satisfactorily by third parties upon which we rely to manufacture and supply products may lead to supply shortfalls.

We rely on third parties to manufacture and supply marketed products. We also have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

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

We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. We can provide no assurance that we will at all times in the future be able to report that our internal controls over financial reporting are effective.

As a public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, and we have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404, Canadian requirements or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined in “Item 10.E. — Taxation — Certain U.S. Federal Income Tax Considerations”) that directly or indirectly hold common shares or warrants of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75 percent of our gross income is “passive income” or (ii) at least 50 percent of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

We believe that we were not a PFIC for the 2009 taxable year. However, since the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, no assurance can be provided that we will not be classified as a PFIC for the 2010 taxable year and for any future taxable year.

PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our common shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark to market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares. However, a mark-to-market election is not available to be made in respect of a warrant.

Under recently enacted U.S. tax legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our Common Shares. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

For a more detailed discussion of the potential tax impact of us being a PFIC, see “Item 10.E. — Taxation — Certain U.S. Federal Income Tax Considerations.”

We will report under International Financial Reporting Standards for our interim and annual consolidated financial statements for the financial year ending December 31, 2011.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective January 1, 2011. We will be required to report under IFRS for our interim and annual consolidated financial statements for the financial year ending December 31, 2011.

Although IFRS uses a conceptual framework similar to Canadian GAAP, we will need to address differences in accounting policies. We are currently considering the impact that IFRS will have on our financial statements. See “Item 5. —  Operating and Financial Review and Prospects”.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than the euro, our functional currency. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar, the euro, the Canadian dollar and other currencies.

We may not be able to successfully integrate acquired businesses.

Future acquisitions may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Risks Related to the Securities

Our share price is volatile, which may result from factors outside of our control. If our common shares are delisted from the TSX or NASDAQ, investors may have difficulty in disposing of our common shares held by them.

Our common shares are currently listed and traded only on the Toronto Stock Exchange (the “TSX”) and National Association of Securities Dealers Automated Quotations (“NASDAQ”). Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the United States, have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.

During the year ended December 31, 2009, the closing price of our common shares ranged from CAN$0.57 to CAN$3.11 per share on the TSX, and from $0.46 to $2.83 on the NASDAQ. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The biopharmaceutical sector in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

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

Our listing on both the TSX and NASDAQ may increase price volatility due to various factors including: different ability to buy or sell our common shares; different market conditions in different capital markets; and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

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

We must meet continuing listing requirements to maintain the listing of our common shares on the TSX and NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On January 22, 2010, we announced that we had received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the common shares had fallen below $1.00 for 30 consecutive trading days, and therefore, Æterna Zentaris was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), we have been provided a grace period of 180 calendar days, or until July 20, 2010, to regain compliance with this requirement. We can regain compliance with the Rule if the bid price of our common shares closes at $1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least $1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance.

If we are unsuccessful in meeting the minimum bid requirement by July 20, 2010, NASDAQ will provide notice to us that our common shares will be subject to delisting from the NASDAQ Global Market. If the Company receives a delisting notification, we may appeal to the Listing Qualifications Panel or apply to transfer the listing of our common hares to the NASDAQ Capital Market if we satisfy at such time all of the initial listing standards on the NASDAQ Capital Market, other than compliance with the minimum closing bid price requirement. If the application to the NASDAQ Capital Market is approved, then we will have an additional 180-day grace period in order to regain compliance with the minimum bid price requirement while listed on the NASDAQ Capital Market. There can be no assurance that we will meet the requirements for continued listing on the NASDAQ Global Market or whether our application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by such shareholders could have an impact on the market price of our Securities.

Our two largest shareholders, which held 13.97% and 12.94% of our outstanding common shares as of the date of this annual report on Form 20-F, have certain rights to nominate members of our Board of Directors as well as influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by such shareholders could have an impact on the price of our securities.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in our securities will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that our securities will appreciate in value or even maintain the price at which shareholders have purchased their securities.

Item 4.    Information on the Company

A.            History and development of the Company

Æterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy.

We were incorporated on September 12, 1990 under the Canada Business Corporations Act (the “CBCA”) and continue to be governed by the CBCA. Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this annual report.

On December 30, 2002, we acquired Zentaris AG, a biopharmaceutical company based in Frankfurt, Germany. Zentaris was a spin-off of Degussa AG and Asta Medica GmbH, a former pharmaceutical company. With this acquisition, the Company changed its risk profile and inherited an extensive and robust product pipeline with capabilities from drug discovery to commercialization with a particular focus on endocrine therapy and oncology. As part of the acquisition, we also inherited a very experienced pharmaceutical team along with a network of strategic pharmaceutical partners. The total consideration paid for the acquisition of Zentaris was $51.9 million, net of cash and cash equivalents acquired of $2.3 million, of which an amount of $26.7 million was paid in cash and the remaining amount of $25.2 million as a balance of purchase price.

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

Throughout 2006, as part of a thorough, strategic planning process, our management and Board of Directors (the “Board”) made the decision to spin off Atrium in two phases. On September 19, 2006, we initiated the first phase, a secondary offering in which we sold 3,485,000 Subordinate Voting Shares of Atrium at a price of CAN$15.80 per share. This secondary offering closed on October 18, 2006, generating net proceeds of nearly $45 million to Æterna Zentaris. With this transaction closed, our remaining interest in Atrium was 11,052,996 Subordinate Voting Shares representing 36.1% of its issued and outstanding shares. Therefore, we no longer had a controlling interest in Atrium as of October 18, 2006.

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

	Æterna Zentaris Inc.
	(Canada)

100%		100%

Æterna Zentaris GmbH		Æterna Zentaris, Inc
(Germany)		(Delaware)

100%
Zentaris IVF GmbH (Germany)

From the formation of Atrium as our subsidiary in 1999 until the distribution of our remaining interest in Atrium on January 2, 2007, Atrium did not declare or pay any dividends to its shareholders. Since the disposition of our entire interest in Atrium, we have not had access to the liquidity or cash flows generated by Atrium. Our current drug development strategy focuses mainly on our late-stage compounds perifosine (Phase 3 in multiple myeloma) and our Phase 2 program in multiple cancers, AEZS-108 (Phase 2 in ovarian and endometrial cancer) and AEZS-130 (SolorelTM) (Phase 3 as diagnostic test for adult growth hormone deficiency), as well as on targeted earlier-stage compounds, as depicted in the chart reproduced under the heading, “Our Product Pipeline”.

Our common shares are listed for trading on the TSX under the trading symbol “AEZ” and on the NASDAQ under the trading symbol “AEZS.”

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Æterna Zentaris, Inc., located at 20 Independence Boulevard, Warren, New Jersey 07059-2731.

There have been no public takeover offers by third parties with respect to the Company or by the Company in respect of other companies’ shares during the last or current fiscal year.

B.            Business overview

We are a late-stage drug development company specialized in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in multiple myeloma and our Phase 2 program in multiple cancers, including metastatic colon cancer, as well as our Phase 2 program with AEZS-108 in advanced endometrial and advanced ovarian cancer combined with potential developments in other cancer indications. In endocrinology, our lead program is the reactivation of a Phase 3 trial with AEZS-130 (SolorelTM) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”).

Recent Developments

For a complete description of our recent corporate and pipeline developments, refer to Item 5, “Operating and Financial Review and Prospects—Highlights”.

Our Business Strategy

Our primary business strategy is to advance, with the collaboration of our strategic partners, our product development pipeline with a focus on our flagship product candidates in oncology and endocrinology. In addition, we also continue to advance certain other clinical and pre-clinical programs as described below. Our vision is to become a fully-integrated specialty biopharmaceutical company.

Oncology

Our highest oncology priorities are our perifosine Phase 3 program in multiple myeloma and Phase 2 program in multiple cancers including metastatic colon cancer, as well as our Phase 2 program with AEZS-108 in advanced endometrial and advanced ovarian cancer combined with potential development in other cancer indications.

Perifosine

Perifosine is an orally active PI3K/Akt pathway inhibitor in a Phase 3 registration trial in multiple myeloma conducted by our North American partner Keryx for the territories of North America and Mexico under a Special Protocol Assessment reached with the Food and Drug Administration (“FDA”), which has also granted perifosine Orphan Drug and Fast Track designations. Perifosine is also in current multiple Phase 2 clinical studies, including metastatic colon cancer, renal cell carcinoma and various other cancers.

Furthermore, our partner Keryx announced on February 3, 2010 that it has reached another special protocol assessment in refractory metastatic colon cancer with the FDA and is planning the initiation of a registration Phase 3 trial in this indication.

AEZS-108

AEZS-108 represents a new targeting concept in oncology leading to personalized medicine using a cytotoxic peptide conjugate which is a hybrid molecule composed of a synthetic peptide carrier and doxorubicin. The design of AEZS-108 allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH-receptor-positive tumors. Phase 2 trials in advanced endometrial cancer and advanced ovarian cancer have met their predefined primary efficacy endpoints.

Endocrinology

In endocrinology, aside from Cetrotide®, we intend to further advance the development of our lead program by the reactivation and further advancement of a Phase 3 trial with AEZS-130 (Solorel™ ) as a GH stimulation test for the diagnosis of AGHD.

AEZS-130

AEZS-130, a growth hormone secretagogue (GHS), is a novel synthetic small molecule acting as a ghrelin mimetic that is orally active and stimulates the secretion of GH. A pivotal Phase 3 trial was initiated in the United States to investigate its safety and efficacy as a GH stimulation test for the diagnosis of AGHD for which Orphan Drug status has been granted by the FDA. In addition to the diagnostic indication, we believe that AEZS-130, based on the results of Phase 1 studies, has potential applications for the treatment of cachexia, a condition frequently associated with severe chronic diseases such as cancer, chronic obstructive pulmonary disease and AIDS.

Clinical and Preclinical Programs

Additionally, we are advancing in Phase 1, AEZS-112, an oral anticancer agent which involves three mechanisms of action, tubulin and topoisomeras II and angiogenesic inhibition, as well as several preclinical programs with targeted potential development candidates. Among the targets for which we expect to propose clinical development candidates in the coming years are: AEZS-120 (prostate cancer vaccine), AEZS-127 (erucylphosphocholine derivatives), AEZS-129 (Erk and PI3K inhibitor), AEZS-115 (non-peptide LHRH antagonists) and AEZS-123 (ghrelin receptor antagonist).

We also continue to perform targeted drug discovery activities from which we are able to derive pre-clinical candidates. This drug discovery includes high throughput screening systems and a library of more than 120,000 compounds.

We are currently in a stage in which some of our products and product candidates are being further developed or marketed jointly with strategic partners. We expect we will continue to seek strategic partnerships in the future as we move to realize our vision of becoming a fully-integrated specialty biopharmaceutical company.

Our product pipeline

Pipeline table

Status of our drug pipeline as at March 22, 2010

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120

Prostate cancer vaccine

(oncology)

AEZS-129

Erk & PI3K Inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists

(endometriosis & urology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in tumor induced cachexia (endocrinology)	Perifosine • Metastatic colon cancer • Kidney cancer • AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine • Multiple myeloma AEZS-130 (SolorelTM) • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea (oncology)	Perifosine: Keryx North America Handok Korea (oncology)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

ONCOLOGY

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

Perifosine, the first-in-class AKT inhibitor in multiple Phase 2 studies, is being developed as an orally active anti-cancer agent.

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

Response: N = 30	N (%)	Duration (wks)	ORR ( >PR)
Near Complete Response (nCR)	2 (7%)	79+, 15+
Very Good Partial Response (VGPR)	3 (10%)	62+, 34, 17	15 (50%)
Partial Response (PR)	10 (33%)	26+ (range 11 – 54+)
Minimal Response (MR)	6 (20%)	17+ (range 9 - 30+)
Stable Disease (SD)	7 (23%)	14+ (range 8 – 19)
Progression (PD)	2 (7%)	8, 4
stable disease: < 25% reduction in M-protein

Patients have tolerated the treatment regimen of Perifosine + Lenalidomide + Dexamethasone well with manageable toxicity, and with encouraging clinical activity demonstrated by an overall response rate (“ORR”) (> PR) of 50%.

Updated results of this study were presented in February 2009 at the 12th International Multiple Myeloma Meeting by our partner Keryx. Results indicated that Perifosine in combination with Lenalidomide (Revlimid) + dexamethasone continues to be well tolerated, with a median progression-free survival in responding patients of 10.9 months. Median overall survival still has not been reached now at 17 months. Nine patients remain on active treatment.

Also in December 2008 during the meeting of the American Society of Hematology, Keryx presented results of a Phase 1/2 multicenter trial of perifosine + bortezomib in patients with relapsed or relapsed/refractory MM who were previously relapsed from or refractory to bortezomib ± dexamethasone. The Phase I stage of the study enrolled a total of 18 patients in 4 cohorts of 3 patients each with dosing of Perifosine 50 mg or 100 mg (daily) and bortezomib 1.0 or 1.3 mg/m2 (on day 1, 4, 8, 11) in 21-day cycles. The selected dose for Phase 2 was perifosine 50 mg once daily + bortezomib 1.3 mg/m2 (on day 1, 4, 8, 11) in 21-day cycles, with a planned enrollment of 64 patients. Dexamethasone 20 mg (on day of and after each bortezomib dose) could be added in patients with progressive disease (PD). For the Phase 1 portion, Dose limiting toxicity (DLT) was defined as any grade (G) 3 non-hematologic toxicity, G4 neutropenia for 5 day and/or neutropenic fever, or platelets <10,000/mm3 on more than one occasion despite transfusion. Response was assessed by modified EBMT and Uniform criteria. A total of 76 patients have been enrolled (18 patients in Phase 1 and 58 patients in Phase 2) comprised of 45 men and

31 women, median age 63 years old, (range 41-89). 84% of patients had relapsed/refractory MM, with a median of 6 lines of prior treatment (range 2-13).  Prior therapy included bortezomib (100%), dexamethasone (95%), thalidomide (79%), lenalidomide (71%) and stem cell transplant (57%).  63 patients have completed at least one cycle and were evaluable for safety (13 patients are currently not evaluable; 3 were removed in cycle 1 and 10 are too early in their treatment). Most common (>10%) grade 1 / 2 events were nausea, diarrhea, fatigue and myelosuppression, which were manageable with supportive care and growth factors. Grade 3 / 4 adverse events >5% included thrombocytopenia (40%); lymphopenia (36%); neutropenia (21%); anemia (14%); hyponatremia (13%); leukopenia (11%); proteinuria (8%), and upper respiratory infection (6%).  No deep vein thrombosis has been seen, and only one worsening peripheral neuropathy from grade 1 to 3 has been reported to date.  Two patients had perifosine reduced to 50 mg (nausea, fatigue) in the Phase 1 cohort, and 7 patients had bortezomib dose reductions primarily due to hematologic toxicity.  57 patients have completed at least 2 cycles and are evaluable for response, with best response to perifosine + bortezomib (+/- dexamethasone) as follows:

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

Updated data for the effect of perifosine in combination with bortezomib +/- dexamethosone were reported at the 12th International Multiple Myeloma Meeting in February 2009 by our partner Keryx. Eighty-four patients were enrolled in a combined Phase I/II study (18 patients in the Phase I component and 66 patients in the Phase II component). At the time of this analysis, 73 patients were evaluable for response. Median prior lines of therapy was 5 (range 1 - 13), including; 100% of patients had been treated with bortezomib (50% of the patients were previously treated with at least 2 bortezomib-based therapies and 81% were previously treated with bortezomib plus dexamethasone); 98% of patients were previously treated with dexamethasone; 99% of patients were previously treated with lenalidomide (Revlimid) and/or thalidomide (Thalomid); and 57% of patients had prior stem cell transplant. No unexpected adverse events have been seen. Toxicities were manageable with supportive care and/or dose reductions as required.

Best response (MR or better) and stable disease (no progression for 3 months) to either perifosine + bortezomib (+/-dexamethasone) for patients previously relapsed from or refractory to prior bortezomib treatment was as follows:

Evaluable Patients	CR		PR		MR		ORR		SD > 3 mos
Bortezomib Relapsed (n=20)	2	10%	6	30%	3	15%	11	55%	9	45%
Bortezomib Refractory (n=53)	1	2%	6	11%	10	19%	17	32%	24	45%
All Evaluable Patients (n=73)	3	4%	12	16%	13	18%	28	38%	33	45%

Patients who had previously relapsed on a bortezomib-based treatment had a median time to progression (TTP) of 8.5 months. The median TTP for all 73 evaluable study patients (both bortezomib relapsed and refractory) was 6.4 months. As stated in Keryx’s February 26, 2009 press release, there were 16 patients remain on active treatment.

Updated efficacy and safety data as well as new survival data on the clinical activity of perifosine in combination with bortezomib (Velcade®) +/- dexamethasone in patients with relapsed/refractory multiple myeloma were presented by our partner Keryx during the ASH 2009 meeting in December 2009. Of the 73 evaluable patients, 53 patients (73%) were previously refractory to bortezomib (defined as progression on or within 60 days of treatment to a bortezomib-based regimen), including 44 patients who were refractory to the combination of bortezomib + dexamethasone. Twenty evaluable patients (27%) were relapsed to a prior bortezomib-based regimen. Best response for all 73 evaluable patients was as follows:

Evaluable Patients	CR /nCR*		PR		MR		ORR		SD**
All Evaluable Patients (n=73)	3	4%	13	18%	14	19%	30	41%	30	41%
Bortezomib Relapsed (n=20)	2	10%	7	35%	4	20%	13	65%	7	35%
Bortezomib Refractory (n=53)	1	2%	6	11%	10	19%	17	32%	23	43%

*                 nCR = Near Complete Response is defined as meeting the criteria for CR (non-detectable monoclonal protein by serum and urine), except with detectable monoclonal protein by immunofixation.

**          SD = Stable Disease for a minimum of 3 months.

Approximately 60% (45 / 73) of patients demonstrated progression (or SD for 4 cycles) at some point in their treatment and received 20 mg dexamethasone, four times per week, in addition to perifosine plus bortezomib. Responses occurred both with patients taking perifosine in combination with bortezomib and with patients receiving the combination plus dexamethasone. Best response for each group was as follows:

Best Response	CR /nCR		PR		MR		ORR		SD
Perifosine + Bortezomib (n=73)	2	3%	10	14%	6	8%	18	25%	19	26%
Dexamethasone added (n=45)	1	2%	6	13%	10	23%	17	38%	14	31%

Five patients achieved an initial response on perifosine + bortezomib alone, and subsequently responded again with the addition of dexamethasone. Three additional patients achieved stable disease on perifosine + bortezomib alone, and subsequently achieved stable disease again with the addition of dexamethasone.

Reported for the first time was median Progression-Free Survival (PFS) and Overall Survival (OS) data for all evaluable patients, as follows:

Evaluable Patients	Median PFS*	Median OS**
All Evaluable Patients (n=73)	6.4 months 95% CI (5.3, 7.1)	25 months 95% CI (15.5, NR)

NR = Not Reached

*                 Median PFS and median TTP were identical, as no patient deaths occurred prior to progression.

**          Kaplan Meier methodology was used to determine overall survival figures.

Of particular interest was the comparison of evaluable patients who were previously refractory and the patients who were relapsed to a bortezomib-based regimen. Median PFS and OS for bortezomib relapsed vs. refractory were as follows:

Bortezomib Relapsed vs. Refractory	Median PFS*	Median OS**
Bortezomib Relapsed (n=20)	8.8 months 95% CI (6.3, 11.2)	Not Reached at 38+ months 95% CI (25, NR)
Bortezomib Refractory (n=53)	5.7 months 95% CI (4.3, 6.4)	22.5 months 95% CI (12.3, NR)

*                 Median PFS and median TTP were identical, as no patient deaths occurred prior to progression.

**          Kaplan Meier methodology was used to determine overall survival figures.

No unexpected adverse events have been observed. Toxicities were manageable with supportive care.

In August 2009, our partner Keryx announced that it has reached an agreement with the FDA regarding a Special Protocol Assessment (“SPA”) on the design of a Phase 3 trial for perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (Velcade®). The SPA provides agreement that the Phase 3 study design adequately addresses objectives in support of a regulatory submission. The study, entitled, “A Phase 3 Randomized Study to Assess the Efficacy and Safety of Perifosine Added to the Combination of Bortezomib and Dexamethasone in Multiple Myeloma Patients Previously Treated with Bortezomib”, will be a double-blind, placebo-controlled study comparing the efficacy and safety of perifosine vs. placebo when combined with bortezomib and dexamethasone. The trial, powered at 90%, will enroll approximately 400 patients with relapsed or relapsed/refractory multiple myeloma (patients can be relapsed from and refractory to all non-bortezomib based therapies, however, patients can only be relapsed (progressed > 60 days after discontinuing therapy) from prior bortezomib-based therapies). The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety. The Phase 3 trial is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine to placebo when combined with bortezomib and dexamethasone. Patients must have been previously treated with both bortezomib (Velcade®) and an immunomodulatory agent (Revlimid® or Thalidomid®) and previously treated with one to four prior lines of therapy. The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety.  We announced the initiation, by our partner Keryx, of the enrollment of patients for this Phase 3 trial on December 16, 2009. Enrolled patients will be randomized to bortezomib (Velcade®) at 1.3 mg/m2 days 1, 4, 8 and 11 every 21 days in combination with dexamethasone 20 mg on the day of and day after bortezomib (Velcade®) treatment, and either perifosine 50 mg daily or placebo. We expect a patient recruitment period of approximately 16-18 months, with study completion expected within approximately 20-22 months from today. Approximately 265 events (defined as disease progression or death) will trigger the un-blinding of the data.

In September 2009, our partner Keryx announced that it had received orphan-drug designation for perifosine from the FDA for the treatment of multiple myeloma. Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication.

On December 2, 2009, we announced that the FDA had granted Fast Track designation for perifosine for the treatment of relapsed/refractory multiple myeloma. The Fast Track program of the FDA is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Fast Track designated drugs ordinarily qualify for priority review, thereby expediting the FDA review process.

In March 2010, we announced that we had received a positive opinion for orphan medicinal product designation for perifosine from the Committee for Orphan Medicinal Products of the European Medicines Agency, for the treatment of multiple myeloma. Orphan medicinal product designation is granted by the European Commission, following a positive opinion from the COMP, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the European Community when the application for designation is submitted.

Orphan medicinal product designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in EU, once approved for the treatment of multiple myeloma.

Competitors for Perifosine in Multiple Myeloma Indication

Products on the market:

Major products available on the market for the treatment of multiple myeloma are the following:

Velcade® (bortezomib — manufactured by Millenium: The Takeda Oncology Company), a proteasome inhibitor approved in combination with melphalan (Alkeran® - manufactured by Celgene) and prednisone as a 1st-line treatment and as a monotherapy for 2nd-line treatment in both U.S. and E.U. Millennium reported more than $1 billion in global Velcade® sales in 2008. [Velcade® is co-developed by Millennium Pharmaceuticals, Inc. and Johnson & Johnson Pharmaceutical Research & Development, L.L.C. Millennium is responsible for commercialization of VELCADE in the U.S., Janssen-Cilag is responsible for commercialization in Europe and the rest of the world. Janssen Pharmaceutical K.K. is responsible for commercialization in Japan.]

Caelyx®/Doxil® (pegylated liposomal doxorubicin — manufactured by Schering Plough), a topoisomerase II inhibitor and DNA intercalating agent, is approved as a 2nd-line treatment in combination with Velcade® in patients with advanced multiple myeloma.

Thalomid® (thalidomide — manufactured by Celgene), an antiangiogenic compound has been approved by the FDA for use in combination with dexamethasone for the treatment of patients with newly diagnosed multiple myeloma. The Australian Therapeutic Goods Administration, or TGA, approved a supplemental filing granting Thalomid® marketing approval for use in combination with melphalan and prednisone for patients with untreated multiple myeloma or ineligible for high-dose chemotherapy, and also granted Thalomid® marketing approval in combination with dexamethasone for induction therapy prior to high-dose chemotherapy with autologous stem cell rescue, for the treatment of patients with untreated multiple myeloma. In addition, Thalomid® was granted full marketing authorization by the European Commission, or EC, for use in combination with melphalan and prednisone as a treatment for patients with newly diagnosed multiple myeloma. Internationally, Thalomid® is also distributed under mandatory risk-management distribution programs tailored to meet local competent authorities’ specifications to help ensure the safe and appropriate distribution and use of Thalomid®. According to Celgene’s 2009 Annual Report, Thalomid® sales were down 13.4% to approximately $436.9 million in 2009.

Revlimid® (lenalidomide — manufactured by Celgene): Revlimid® is an oral immunomodulatory drug approved by the FDA and a number of other regulatory agencies in Europe, Latin America, Middle East and Asia/Pacific for treatment in combination with dexamethasone for multiple myeloma patients who have received at least one prior therapy and in Australia and New Zealand in combination with dexamethasone for the treatment of patients whose disease has progressed after one therapy. Revlimid® is distributed internationally under mandatory risk-management distribution programs tailored to meet local competent authorities’ specifications to help ensure the safe and appropriate distribution and use of Revlimid®.  Revlimid® continues to be evaluated in numerous clinical trials worldwide either alone or in combination with one or more other therapies in the treatment of a broad range of hematological malignancies, including multiple myeloma, MDS, non-Hodgkin’s lymphoma, or NHL, chronic lymphocytic leukemia, or CLL, other cancers and other diseases. According to Celgene’s 2009 Annual Report, Revlimid® sales were up 28.8% to approximately $1.7 billion in 2009.

Products in Phase 3 development:

Panobinostat (LBH5893) — Novartis: Panobinostat is a highly potent pan-deacetlyase inhibitor (pan-DACi) developed by Novartis. Panobistat’s mechanism of action involves disrupting aggresome function, promoting accumulation of cytotoxic misfolded protein aggregates and triggering of myloma cell death. Combination of pan-DAC and protease inhibition by co-treatment with panobinostat and bortezomib as demonstreated synergistic cytotoxicity in vitro and in vivo in preclinical experiments. Clinical experience in advanced multiple myeloma patients treated by oral panobinostat and i.v. bortezomib +/- dexamethasone showed efficacy and manageable toxicity profile. Panobinostat is currently in Phase 3 trial in patients with relapsed multiple myeloma in combination with Bortezomib.

Idamycin (Idarubicin) — Pfizer: Idarubicin is an oral anthracyclines and an analogue of daunorubicin (but 5 to 6 times more potent than daunorubicin) developed by Pfizer. The mechanism of action of anthracyclines is poorly understood and cytotoxicity is generally attributed to intercalation of the drug into DNA and inhibition of DNA topoisomerase II activity resulting in double and single strand DNA breaks. Idarubicin is already approved in Canada for Acute lymphocytic leukemia in adults and children as a second-line treatment and in Acute non-lyphocytic leukemia in adults as a front-line treatment or for refractory/relapsed disease. Idarubicin is currently in Phase 3 clinical trial for patients with Stage I or Stage II multiple myeloma in combination with dexamethasone.

Zolinza (vorinostat — MK0683) — Merck: Zolanza is an oral histone deacetylase (HDAC) inhibitor developed by Merck. Zolinza works by inhibiting the enzymatic activity of HDAC1, HDAC2, HDAC3 (Class 1) and HDAC6 (Class II). Inhibition of HDAC may result in anti-cancer effects since HDAC inhibitors, like zolinza, have the ability to induce antiproliferative effects including cyto-differentiation, cell cycle growth arrest or apoptosis in various cancer cell lines. The exact mechanism of the anticancer effect of Zolinza has not been fully characterized. Phase 1 results showed early anti-tumor activity in patients with releaspsed and/or refractory multiple myeloma when zolenza was administered in combination with bortezomib, including in patients previously treated with and no longer responding to bortezomib. A Phase 3 randomized, double-blind, placebo-controlled trial of zolinza in combination with bortezomib in patients with relapsed and/or refractory multiple myeloma is currently enrolling patinents. Pulmonary embolism and deep vein thrombosis have been reported as adverse reactions following treatment with zolenza.

Carfilzomib — Onyx Pharmaceuticals: Carfilzomib is the first in a new class of selective, irreversible proteasome inhibitors being developed by Proteolix (now part of Onyx Pharmaceuticals) for the treatment of hematologic malignancies and solid tumors. Carfilzomib produces specific and sustained inhibition of the proteasome, leading to apoptosis in cancer cells with minimal off-target effects. In Phase 1 and Phase 2 clinical trials, carfilzomib has demonstrated single-agent activity in hematologic malignancies and solid tumors, including multiple myeloma, Waldenstrom’s macroglobulinemia, mantle cell lymphoma and renal cell carcinoma. Carfilzomib was generally well tolerated and toxicities were manageable. A Phase 3 international randomized trial evaluating the efficacy of carfilzomib in combination with lenalidomide and dexamethasone versus lenalidomide and dexamethasone as a potential treatment option for patients with relapsed multiple myeloma is expected to begin in April 2010. Orphan Drug designation was granted by EMA in June 2008 for the treatment of multiple myeloma.

Multiple myeloma is the second most-common hematologic cancer, representing 1% of all cancer diagnoses and 2% of all cancer deaths.

According to the International Myeloma Foundation, more than 85,000 men and women in Europe underwent treatment for multiple myeloma in 2007 and 25,000 people were expected to die from multiple myeloma in 2007. According to the American Cancer Society, an estimated 20,580 new cases of multiple myeloma were diagnosed in the United States and 10,500 people were expected to die from multiple myeloma in the United States in 2009.

Perifosine — Colon Cancer

In June 2009, our partner Keryx presented results of a randomized Phase 2 study of perifosine in combination with capecitabine versus capecitabine alone in patients with second- or third-line metastatic colon cancer.

This randomized, double-blind, placebo-controlled study was conducted at 11 centers across the United States. Patients with 2nd or 3rd line metastatic colon cancer were randomized to receive capecitabine (Xeloda®), an approved drug for metastatic colon cancer, at a dose of 825 mg/m2 BID (total daily dose of 1650 mg/m2) on days 1 - 14 every 21 days, plus either perifosine or placebo at 50 mg daily. Treatment was continued until progression. The study enrolled a total of 38 patients, 34 of which were third-line or greater. Of the 38 patients enrolled, 35 were evaluable for response (20 patients on the capecitabine + perifosine arm and 15 patients on the capecitabine + placebo arm). The three patients not evaluable for response were all in the capecitabine + placebo arm; 2 patients were inevaluable due to toxicity (days 14, 46) and 1 patient was inevaluable due to a new malignancy on day 6. All patients in the perifosine + capecitabine arm were evaluable for response.

The patients in the study were heavily pre-treated, with the arms well-balanced in terms of prior treatment regimens. The median number of prior treatment regimens for all 38 patients was two, with prior treatment regimens as follows: 91% of the patients received prior FOLFIRI (Irinotecan + 5FU + Leucovorin); 74% prior FOLFOX (Oxaliplatin + 5FU + Leucovorin); 63% were previously treated with both FOLFIRI and FOLFOX; 77% received prior Avastin; and 43% prior Erbitux®. Prior treatment with single agent capecitabine was excluded.

The primary endpoints of this study were to measure 1) Time to Progression (TTP); 2) Overall Response Rate (ORR), defined as the percentage of patients achieving a Complete Response (CR) or Partial Response (PR) by RECIST, and 3) Clinical Benefit Rate (CBR) defined as the percentage of patients on treatment for greater than three months with at least stable disease. Safety of perifosine + capecitabine vs. capecitabine + placebo in this patient population was evaluated as a secondary endpoint. Perifosine in combination with capecitabine was well tolerated with hand/foot syndrome (14%) and anemia (11%) as the highest reported grade 3/4 adverse events.

Best response and median time to progression of capecitabine + perifosine vs. capecitabine + placebo were as follows:

Group	N	CR N(%)	PR N(%)	ORR N(%)	SD > 12 wks N(%)	CBR N(%)	Median TTP (wks)
Capecitabine + Perifosine	20	1 (5%)	3 (15%)	4 (20%)	11 (55%)	15 (75%)	28.9 weeks {95% CI (13, 48.1)}
Capecitabine + Placebo	15	0	1 (7%)	1 (7%)	5 (33%)	6 (40%)	11 weeks {95% CI (9, 15.9)}

Perifosine + capecitabine more than doubled time to progression vs. capecitabine + placebo with a statistically significant p-value = 0.0006. In addition, perifosine + capecitabine more than doubled the ORR and almost doubled the Clinical Benefit Rate vs. capecitabine + placebo.

Although not a primary endpoint in the study, overall survival was analyzed with results as follows:

Group	Median Overall Survival*(months)	% change
Capecitabine + Perifosine	22 {95% CI (12.1, NR)}	26% Increase**
Capecitabine + Placebo	16.3 {95% CI (5.3, 17.1)}

*                 Survival calculated from date of randomization until date of death from any cause, whether or not additional therapies were received after removal from treatment.

**          As of May 2009, median overall survival in the perifosine + capecitabine patient group is ongoing with 10 of the 20 patients in this arm still alive.

Updated results of this Phase 2 study were presented in January 2010 by our partner Keryx during the ASCO Gastrointestinal Cancers symposium. The primary endpoint of this study was to measure TTP. ORR, defined as CR+PR by RECIST, and overall survival (OS) was measured as a secondary endpoint. Updated results demonstrated a statistically significant advantage in the combination arm of perifosine + capecitabine for TTP and OS, as well as for the percentage of patients achieving Stable Disease (SD) lasting 12 or more weeks or better, as compared to the capecitabine arm. The perifosine + capecitabine arm demonstrated a greater than 60% improvement in OS, a more than doubling of median TTP, and almost a doubling of the percentage of patients achieving SD or better. In addition, the ORR was 20% (including one CR, and durable responses) in the perifosine + capecitabine arm vs 7% in the capecitabine arm. The updated efficacy results for all evaluable patients are as follows:

Group	N	ORR % CR / PR (Duration of Response)	> SD (min 12 wks) N (%) p=0.036	Median TTP Weeks p=0.0012	Median OS* Months p=0.0136
Perifosine + Capecitabine	20	20% 1 CR (34 mos - ongoing) 3 PR (21, 19, 11 mos)	15 (75%)	28 [95% CI (12-48)]	18 [95% CI (10.8-25.7)]
Capecitabine	15	7% 1 PR (7 mos)	6 (40%)	11 [95% CI (9-15.9)]	11 [95% CI (5.3-16.9)]

Of notable interest, and for the first time presented, were data showing a highly statistically significant benefit in median OS (more than doubling) and TTP for the subset of patients who were refractory to a 5-FU (Fluorouracil) chemotherapy-based treatment regimen. 5-FU is a core component of the standard of care FOLFIRI and FOLFOX regimens, and capecitabine is a 5-FU pro-drug. These results are shown below:

Group	5-FU Ref N (%)	> SD (min 12 wks) N (%) p=0.066	Median TTP Weeks p=0.0004	Median OS Months p=0.0088
Perifosine + Capecitabine	14 (70%)	1 PR / 8 SD (64%)	18 [95% CI (12-36)]	15.3 [95% CI (8.4-26)]
Capecitabine	11 (73%)	0 PR / 3 SD (27%)	10 [95% CI (6.6-11)]	6.8 [95% CI (4.8-11.7)]

All 38 patients were evaluable for safety. The perifosine + capecitabine combination was well-tolerated with Grade 3 and Grade 4 adverse events of > 10% incidence for perifosine + capecitabine arm versus capecitabine arm as follows: anemia (15% vs. 0%), fatigue (0% vs. 11%), abdominal pain (5% vs. 11%) and hand-foot syndrome (30% vs. 0%). Of note, incidence of Grade 1 and Grade 2 hand-foot syndrome was similar in both the perifosine + capecitabine and capecitabine arms (25% vs. 22%, respectively). Hand-foot syndrome is a reported adverse event with capecitabine monotherapy. Patients who remained on treatment longer in the Phase 2 study had a greater chance to develop hand-foot syndrome as illustrated by a median time to onset of Grade 3 and Grade 4 hand-foot syndrome in the perifosine + capecitabine arm of 19 weeks.

On February 3, 2010, our  partner Keryx announced that it had reached an agreement with the FDA regarding a SPA on the design of a Phase 3 trial for perifosine in patients with refractory metastatic colorectal cancer. The Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) trial will be a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine + capecitabine (Xeloda®) vs. placebo + capecitabine in approximately 430 patients with refractory metastatic colorectal cancer. Patients must have failed available therapy including 5-fluorouracil, oxaliplatin (Eloxatin®), irinotecan, bevacizumab (Avastin®) and, if K-Ras wild-type, failed therapy with prior cetuximab (Erbitux®) or panitumumab (Vectibix®). For oxaliplatin-based therapy, failure of therapy will also include patients who discontinued due to toxicity. The primary endpoint is overall survival, with secondary endpoints including overall response rate (complete responses + partial responses), progression-free survival and safety.  Approximately 40 to 50 U.S. sites will participate in the study. The study is expected to begin in 2Q 2010, and enrollment is expected to take approximately 12 months, with  study completion expected in 2H 2011. Dr. Johanna Bendell, Director of GI Oncology Research for the Sarah Cannon Research Institute, Nashville, Tennessee, will lead the Phase 3 investigational team.

Competitors for Perifosine in colon cancer indication:

Products on the market:

Standard 1st-line therapies for treatment of colon cancer are usually the FOLFOX (5-fluorouracil; leucovorin; oxaliplatin) or the FOLFIRI (5-fluorouracil; leucovorin; irinotecan) combination.

The current therapies also include:

Xeloda® (Capecitabine — manufacture by Roche) is an oral fluoropyrimidine which generates fluorouracil preferentially in tumor tissues by enzymatic cascade and is used in 1st or 2nd-line setting for treatment of metastatic colorectal or colon cancer in monotherapy and also in combination with any chemotherapy in all lines with or without Avastin. According to Roche’s 2009 Annual Report, sales of Xeloda for colorectal, stomach and breast cancer increased 7% to 1.3 billion Swiss francs in 2009.

Avastin® (Bevacizumab, a humanized monoclonal antibody targeting vascular endothelial growth factor — manufactured by Genentech/Roche) is also used in 1st or 2nd —line treatment of metastatic colorectal cancer combined with available Standard therapy FOLFOX. According to Roche’s 2009 Annual Report, sales of Avastin® for advanced colorectal, breast, lung and kidney cancer, and for relapsed glioblastoma (a type of brain tumour), rose 21% to 6.2 billion Swiss francs in 2009.

Erbitux® (Cetuximab) is a chimeric monoclonal antibody that specifically blocks the epidermal growth factor receptor (EGFR). Cetuximab is indicated for the treatment of patients with EGFR-expressing, KRAS wild-type metastatic colorectal cancer in combination with Standard chemotherapy FOLFIRI, and in patients who have failed oxaliplatin- and irinotecan-based therapy. Erbitux® is manufactured and distributed in North America by ImClone and Bristol-Myers Squibb, while in the rest of the world distribution is by Merck KGaA.

Vectibix® (Panitumumab) is a recombinant, human IgG2 kappa monoclonal antibody manufactured by Amgen that binds specifically to the human epidermal growth factor receptor (EGFR). Vectibix® is indicated as a single agent for the treatment of EGFR-expressing, metastatic colorectal carcinoma with disease progression on or following fluoropyrimidine-, oxaliplatin-, and irinotecan-containing chemotherapy regimens. There are 2 boxed warnings for Vectibix®: dermatologic toxicity and infusion reactions.

Product in Phase 3 development:

Aflibercept — Sanofi + Regeneron: Aflibercept is an anti-angiogenesis inhibitor with a unique mechanism of action being developed by Sanofi and Regeneron. This fusion protein binds all forms of Vascular Endothelial Growth Factor-A (VEGF-A), as well as VEGF-B and placental growth factor (PIGF), additional angiogenic growth factors that appear to play a role in tumor angiogenesis and inflammation. Aflibercept has been shown to bind VEGF-A, VEGF-B, and PlGF with higher affinity than their natural receptors. Three Phase 3 studies are actually ongoing, each of which is currently over 70 percent enrolled:

•                  VELOUR study: 2nd-line metastatic colorectal cancer in combination with fluorouracil, leucovorin, and irinotecan (FOLFIRI);

•                  VITAL study: 2nd-line non-small cell lung cancer in combination with docetaxel;

•                  VENICE study: 1st-line hormone-refractory metastatic prostate cancer in combination with docetaxel and prednisone.

Aptocine — Light Sciences Oncology: Aptocine is a water-soluble drug targeted by a single-use, disposable drug activator included with the drug. Aptocine has three mechanisms of action: direct tumor cytotoxicity, apoptosis caused by vascular shutdown and potential anti-tumor immune stimulation. Enrollment of a Phase 3 trial for aptocine in metastatic colorectal cancer is nearly completed. This Phase 3 trial is a 450-patient trial, conducted primarily at sites in Europe and India, to assess the progression-free survival and overall survival of patients treated with Aptocine plus chemotherapy versus chemotherapy alone.

Brivanib — Bristol-Myers Squibb: Brivanib, developed by Bristol-Myers Squibb, is an oral prodrug of BMS-540215, a dual tyrosine kinase inhibitor of VEGFR and FGFR signaling. Brivanib strongly binds to and inhibits VEGFR2, a tyrosine kinase receptor expressed almost exclusively on vascular endothelial cells. The inhibition of VEGFR2 may result in inhibition of tumor angiogenesis, inhibition of tumor cell growth, and tumor regression. Brivanib is currently in Phase 3 randomized trial investigating Brivanib Alaninate in combination with cetuximab (Erbitux®) vs. placebo in combination with cetuximab (Erbitux®) in patients with K-RAS tumors previously treated with combination chemotherapy for metastatic colorectal carcinoma. It is not yet known whether giving brivanib together with cetuximab is more effective than cetuximab alone in treating patients with metastatic colorectal cancer.

OncoVax — Vaccinogen: OncoVax is an autologous tumour cell vaccine and prepared for each patient using the patient’s own surgically removed tumor. The active specific immunotherapy falls within the classification of Advanced Therapeutic Medicinal Product (ATMP). The patient received the first of four vaccinations several weeks after surgery. The vaccine consists of a portion of the tumor cells that has been thawed and combined with a proprietary formulation of BCG that serves as an immunogenic enhancer. This formulation is also used for the 2nd inoculation. The 3rd and the final booster incolucations are prepared the same way but without the addition of BCG. Phase 3a results demonstrated efficacy of Oncovax® in Stage II colon cancer patients with a statistical significant increased 5-year overall survival rate and increased recurrence-free survival by log-rank analysis. OncoVAX® currently has a marketing authorization from Swissmedic, Switzerland’s medical authority, in the category of “procedes therapeutiques”. A pre-submission meeting to request Scientific Advice from the EMA for submission of a Conditional Marketing Autorization was done in December 2009.

According to the American Cancer Society, colorectal cancer is the third most common form of cancer diagnosed in the United States. It is estimated that over 146,000 people were diagnosed with some form of colorectal cancer with over 49,000 patients dying from colorectal cancer in 2009. Surgery is often the main treatment for early stage colorectal cancer. When colorectal cancer metastasizes (spreads to other parts of the body such as the liver), chemotherapy is commonly used. Treatment of patients with recurrent or advanced colorectal cancer depends on the location of the disease. Chemotherapy regimens (i.e. FOLFOX or FOLFIRI either with or without bevacizumab) have been shown to increase survival rates in patients with metastatic/advanced colorectal cancer. Currently, there are seven approved drugs for patients with metastatic colorectal cancer: 5-fluorouracil (5-FU), capecitabine (Xeloda®), irinotecan (Camptosar®), oxaliplatin (Eloxatin®), bevacizumab (Avastin®), cetuximab (Erbitux®), and panitumumab (Vectibix®). Depending on the stage of the cancer, two or more of these types of treatment may be combined at the same time or used after one another. For example, FOLFOX combines 5-FU, leucovorin and oxaliplatin, and FOLFIRI combines 5-FU, leucovorin and irinotecan. Bevacizumab, a VEGF monoclonal antibody, is commonly administered with chemotherapy. Typically, patients who fail 5-FU, oxaliplatin, irinotecan, and bevacizumab-containing therapies, and who have wild-type KRAS status receive EGFR monoclonal antibody therapy with either cetuximab or panitumumab. Once patients progress on these agents, there are no further standard treatment options.

Perifosine — Waldenstrom’s Macroglubulinemia

Results of a Phase 2 study on perifosine in patients with Waldenstrom’s Macroglubulinemia (“WM”) were presented by Keryx in June 2008 at ASCO and in December 2008 during the ASH meeting. Perifosine showed clinical activity as a single agent in patients with relapsed/refractory WM, with an ORR (partial response [PR] + minimal response [MR]) of 36%. PR occurred in 2 patients (6%), with a median duration of response of 9+ and 18+ months, MR occurred in 11 patients (30%), with a median duration of response of 7 months (2-21+ months). Stable disease [SD] occurred in 21 patients (58%) and progressive disease [PD] in 2 patients (6%) at 2 and 4 months. The most common adverse events were GI toxicities (nausea, vomiting and diarrhea) with grade 1 and 2 in 36% of the patients. Grade 3 and 4 events included anemia (9%) and leucopenia (9%). Grade 3 arthritis occurred in 9% of the patients; was considered likely related to therapy, (especially in rapidly responding patients), and reversed with symptomatic treatment as well as dose reduction. Dose reductions to 100 mg occurred in a total of 36% of the patients and were otherwise due to GI toxicity or cytopenias. Perifosine monotherapy induces a prolonged time to progression in relapsed or refractory WM, with a promising response rate of 36%, stabilization of disease in 58% of patients, and manageable toxicity, as well as the convenience of oral administration. Future clinical trials in combination with rituximab are planned.

In January 2010, we announced that an article entitled “Clinical and Translational Studies of a Phase II Trial of the Novel Oral Akt Inhibitor Perifosine in Relapsed or Relapsed/Refractory Waldenstrom’s Macroglobulinemia,” reporting Phase 2 data demonstrating the single agent activity of perifosine for the treatment of advanced Waldenstrom’s Macroglobulinemia, appeared in the February 1, 2010 issue of the Journal of Clinical Cancer Research.  Dr. Irene Ghobrial, Assistant Professor of Medicine, Bing Center for Waldenstrom’s Macroglobulinemia at Dana-Farber Cancer Institute, led the Phase 2 study, in which 37 patients were treated with perifosine 150 mg daily for 6 cycles. In this study, 41% of the patients had 3 or more lines of prior therapy and 78% had 2 or more prior lines of therapy. Such prior therapies include nucleoside analogues, bortezomib, alkylating agents and rituximab, which are not approved for, but are often used in the treatment of Waldenstrom’s. Stable or responding patients were allowed to continue therapy until progression. Of the 37 patients, 4 achieved a partial response (11%), 9 achieved a minimal response (24%), and 20 showed stable disease (54%). Overall, 89% (33/37) of patients treated with single agent perifosine were reported to have stable disease or better, while 11% (4 patients) demonstrated progression. The median progression-free survival in the study was 12.6 months (90% C.I. (10.2, 22.7)), with a median overall survival of 26 months (90% C.I. (26 — upper limit not reached)). Perifosine was generally well tolerated with gastrointestinal symptoms and fatigue reported as the most common adverse events related to therapy.

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

For the combination perifosine + sorafenib, 20 patients were enrolled (12 males / 8 females, median age 64 (range 44-87)) with a median number of 2 prior therapies (range 1-4). Three patients were inevaluable due to rapid disease progression. Diagnosis was as follows; RCC (11 pts), sarcoma (5), colorectal (2), hepatocellular (1) and neuroendocrine (1). 17 patients were evaluable for toxicity: no drug related Grade 4 adverse events (AE) were seen. Suspected DLT of hand-foot syndrome was seen in cohort 4 and additional patients were enrolled. There was no increase in hand-foot syndrome compared to sorafenib alone. Of interest, 6/9 evaluable RCC patients (67%) had stable disease (SD) >12 weeks (median 26 weeks, range 12-62+). One hepatocellular patient had SD for 36 weeks. The combination of perifosine + sorafenib was well tolerated with no increased hand-foot syndrome compared to sorafenib alone. Six out of 9 RCC patients (67%) achieved SD up to 62+ weeks. Future studies are currently in development.

For the combination perifosine + sunitinib, 14 patients (8 males / 6 females; media range 62 years old, range 28-81) were enrolled. Disease type was as follows: RCC (3), Sarcoma (3), Other (8).  Six patients were evaluable for response. After 2 treatment cycles, one patient had a partial response (PR), 3 patients showed a SD and 2 patients had disease progression (PD). In the sub-group RCC, three out of three patients were evaluable for response: one patient had a PR, 1 patient showed a SD and 1 patient had a PD. Results indicated that patients to date have tolerated well the treatment combination of perifosine + sunitinib with no unexpected toxicities and clinical activity has been noted within the first 3 cohorts with 4 of 6 (67%) evaluable patients with advanced cancer achieving at least SD for more than 6 months.

Results from a Phase II trial of perifosine in patients with advanced RCC who have failed tyrosine kinase inhibitors (TKI) were also presented at the ASCO meeting in June 2009 by our partner Keryx. The goal of this multi-center Phase II trial was to determine the safety and efficacy of perifosine in patients with advanced RCC refractory to VEGFR TKI.

The study enrolled a total of 50 patients, of which 46 patients were evaluable for response. Evaluable patients were defined as those who had greater than 7 days of treatment. The primary endpoint of this study was clinical benefit, defined as response rate (RECIST), and progression-free survival (PFS) in RCC patients who failed a prior VEGF receptor inhibitor (sunitinib or sorafenib). Safety of perifosine in this patient population was evaluated as a secondary endpoint. The best response to single-agent perifosine was as follows:

Group	N	PR N (%)	SD > 12 wks N (%)	CBR* N (%)	Median PFS (SD or >)
All Pts	46	5 (11%)	16 (35%)	21 (46%)	33 weeks [95% CI (24, 60)]

*                 CBR: Clinical Benefit Rate defined as patients with Stable Disease or Partial Response

The median PFS for all 46 patients was 12.5 weeks [95% CI (11.9, 19)]. The median overall survival has not been reached with 33 of 46 patients (72%) still alive.

Also of interest was the patient subgroup who had failed both a VEGF receptor inhibitor (sunitinib or sorafenib) and an mTOR inhibitor (either everolimus or temsirolimus). For this group, the best response and median PFS to single agent perifosine was as follows:

Group	N	PR N (%)	SD > 12 wks N (%)	CBR N (%)	Median PFS
VEGF + mTOR	16	1 (6%)	7 (44%)	8 (50%)	16 weeks [95% CI (11.7, 33.6)]

Three patients out of the group of patients previously treated with and failed both a VEGF and an mTOR inhibitor remain on active treatment, now out 5, 9 and 17 months.

Updated clinical results of this Phase II study of perifosine as a single-agent treatment for advanced metastatic RCC were presented in September 2009 by our partner Keryx at the 8th International Kidney Cancer Symposium. Those updated data included results from a subgroup of patients who failed both a VEGF receptor inhibitor (sunitinib or sorafenib) and an mTOR inhibitor (temsirolimus or everolimus). Evaluable patients (n=16) were defined as those who had greater than 7 days of treatment (2 additional patients withdrew consent within 7 days). Patients received 100 mg of perifosine daily until progression or unacceptable toxicity. The primary endpoint of this study was clinical benefit, defined as response rate (CR / PR by RECIST) or percent of patients progression-free for at least 3 months. Median progression-free survival (PFS) and overall survival were also analyzed for efficacy. Safety was a secondary endpoint. Perifosine was well-tolerated with the most common adverse events being gastrointestinal discomfort and fatigue. Best response to single agent perifosine was as follows:

N	PR N (%)	SD > 12 wks N (%)	PD < 12 wks N (%)	Median PFS	Overall Survival
16	1 (6%)	7 (44%)	8 (50%)	16 wks [95% CI (11.7, 28)]	Not Reached (14/16 alive)
	Median PFS for patients SD or >			33 wks [95% CI (19, NR)]	at 22+ months

Perifosine — Sarcoma

In June 2007, our partner Keryx presented results of Phase 1 and 2 studies for the treatment of patients with advanced sarcoma at the ASCO meeting. The dose schedules in the Phase 1 trials were weekly 100-800mg or loading dose 300-1800mg on Day 1 followed by 50-150 mg daily for Days 2-21 every 28 days or loading dose 400-900 mg and daily 50-100 mg continuously. In the Phase 2 trial, doses were loading dose 900 mg on Day 1 and 150mg daily for days 2-21 every 28 days; loading dose 900 mg and 100 mg daily continuously; 50 mg daily continuously without a loading dose; and 900-1,500 mg weekly. 145 patients with sarcoma were entered into studies and were assessed for clinical benefit rate (“CBR”). Partial responses were seen, in one patient each, with chondrosarcoma, extra-skeletal myxoid chondrosarcoma, leiomyosarcoma and a desmoid tumor. At lower doses with 52 patients fully evaluable for CBR, the CBR was 52% with four partial responses and 23 stable diseases at > 4 months. At higher doses with 30 patients fully evaluable for CBR, CBR was 53% with 16 stable diseases at > 4 months. Toxicities were mainly gastrointestinal and/or fatigue. The percentage of patients with grade 0 nausea, vomiting, diarrhea and fatigue for lower dose perifosine (76 patients) was 46%, 49%, 38% and 55%, respectively, compared to 26%, 32%, 20%, and 58% for higher dose perifosine (69 patients). The proportion of patients with grade 2+ nausea, vomiting, diarrhea and fatigue was 20%, 13%, 15%, and 21% for lower dose perifosine and 49%, 35%, 42%, and 25% for higher dose perifosine.

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

The median progression free survival and overall survival in the anaplastic glioma group was nine weeks (range 2-50 weeks) and 49 weeks, respectively. Toxicity was minimal with the following reported events: one grade 1 nausea, one grade 1 diarrhea, one grade 2 pain, and one grade 4 gout exacerbation. The study was designed to enroll at least 12 evaluable malignant glioblastoma patients and at least 10 evaluable malignant anaplastic gliomas patients. If at least one patient achieves six month progression free survival, the study would continue to enroll an additional subset of patients. Therefore, the malignant glioblastoma arm has been halted and the malignant anaplastic gliomas arm will continue to enroll.

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

Updated results of this trial were presented in June 2009 by our partner Keryx, during the ASCO meeting. Patients with Kit (+) advanced GIST who have progressed on imatinib were eligible. Patients continued their current dose of imatinib and were randomized to one of two dosing schedules of perifosine (Arm A: 100 mg p.o. qd x 28 + imatinib or Arm B: 900 mg [300 mg p.o. tid] qweekly + qd imatinib). A Bayesian approach was utilized to assess a target response rate of 20% with an unacceptable toxicity rate of 15% or less. Response was measured every 8 weeks by RECIST and Choi criteria. The primary endpoint was to determine the efficacy of perifosine with imatinib in patients with advanced GIST who progressed while receiving imatinib. 41 patients were enrolled from August 2005 to July 2008. After 1 patient exclusion and 2 cross-overs, 22 patients were in Arm A and 18 patients in Arm B. Median age was 58 (range, 32-82), 51% were male, and median ECOG performance status was 1. The most common primary site of disease and metastasis was the stomach (29%) and liver (66%), respectively. KIT genotype was available for 22 patients (54%); 5(12%) WT, 13(32%) exon 11 mutations, and 4(10%) exon 9 mutations. The median number of cycles was 2 (range, 1-24). By Choi and RECIST, 30 patients (73%) and 36 patients (87%) were available for response, respectively. No complete response (CR) was identified but the partial response (PR) rate was 4/36 (11%) by Choi (4 PR, 9 stable disease (SD)) and 0/36 (0%) by RECIST (16 SD). 4/5 (80%) of patients with WT KIT appeared to benefit (Choi: 1 PR, 3 SD; RECIST: 4 SD). Median PFS and OS for 40 patients were 2.2 months and 18.3 months. No difference in PFS was noted for the 2 schedules. Toxicity was assessed in 39 patients; 46 grade 3 events and 4 grade 4 events (ALT elevation, blurred vision, fatigue, and mood alteration) were noted. The most common grade 3 event was fatigue (20%). Three patients (7%) were removed from the study for toxicity (Arm A:1 patient, Arm B:2 patients).

On July 14, 2009, our partner Keryx announced the initiation of a Phase 1 clinical study to evaluate perifosine as a single agent treatment for recurrent solid tumors in pediatric patients. This single-center open-label study, fully funded by an external grant provided by a private organization, will be conducted at Memorial Sloan-Kettering Cancer Center in New York City. Oren Becher, MD, Instructor, Department of Pediatrics, in coordination with Eric Holland, MD, PhD, Director of the Brain Tumor group at Memorial Sloan-Kettering Cancer Center, will act as the study’s Principal Investigator. Perifosine is being evaluated as a single-agent in pediatric patients with any solid tumor that has failed standard therapy. Patients up to 18 years of age with a performance status of greater than 40% are eligible for this study. The study has been designed as a dose escalation study to determine the maximum tolerated dose (MTD) of perifosine alone in recurrent/progressive pediatric tumors. A standard 3+3 dose escalation design will be employed with 3 to 6 patients at each dose level. All patients will receive perifosine at a loading dose on the first day, followed by a maintenance dose to start on day two until progression of disease. A minimum of 4 and a maximum of 24 patients will be required to complete the study.

On October 8, 2009, Keryx announced the initiation of a Phase 2 clinical study to evaluate perifosine as a single agent treatment for relapsed or refractory Chronic Lymphocytic Leukemia (CLL) and Small Lymphocytic Lymphoma (SLL). This externally funded Phase 2 study was designed by Daphne Friedman, MD, Instructor and Principal Investigator, in coordination with J. Brice Weinberg, Professor, and Mark Lanasa, Assistant Professor, Divisions of Medical Oncology and

Hematology, Duke University Medical Center, and is open for enrollment at Duke University. The single-center, open-label, study entitled, “Phase 2 Trial of Perifosine in Patients with Relapsed or Refractory Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma”, will enroll approximately 30 patients. Perifosine will be given orally at a dose of 50 mg twice daily, for a total of six 28-day cycles. The patients will be formally restaged upon completion of the trial. Overall Response Rate is the primary endpoint with overall survival, progression-free survival and safety as secondary endpoints. Correlative studies will also be conducted and evaluated as a secondary endpoint.

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

On September 22, 2005, we announced the initiation of a multi-center Phase 2 randomized, double-blind, placebo-controlled trial with perifosine in combination with radiotherapy for NSCLC.  Patients received perifosine 150 mg daily for five to six weeks and are followed for at least 12 months. The primary endpoint of this trial is the extent and duration of local control, i.e., the absence of tumor recurrence or progression in the area that has been irradiated. The trial is being conducted in collaboration with the Netherlands Cancer Institute. The lead investigator is Marcel Verheij, M.D., Ph.D., of the Department of Radiation Oncology / Division of Cellular Biochemistry, at the Netherlands Cancer Institute in Amsterdam.  We announced completion of recruitment of 160 patients with inoperable Stage III NSCLC on November 14, 2007.

We disclosed preliminary results for this European multi-center Phase 2 trial in NSCLC in June 2009. Starting one week before the onset of a 4-week course of radiotherapy (51 Gy in 17 fractions), 177 patients with non-metastatic but inoperable NSCLC, mainly Stage III, received a 5-week course of 150 mg perifosine daily or placebo. After end of radiotherapy, patients were followed up to determine the time to tumor recurrence or progression in the area that had been irradiated, the so called “local control”. The primary endpoint of this trial was the extent and duration of local control, specifically the proportion of patients with absence of recurrence or progression 12 months after the end of treatment. The study was planned under the basic assumption that radiotherapy alone would result in a 35% local control rate, one year after end of therapy in the placebo group. It was hypothesized that the addition of perifosine would sensitize tumor cells to the tumor-killing effect of the radiotherapy, leading to a 15% higher rate of local control. Secondary efficacy parameters included the times to loco-regional or distant/systemic failure, the tumor response rate, and overall survival. Safety investigations included the monitoring of clinical laboratory, electrocardiograms, lung function, and adverse events.

In all, 22 study sites in The Netherlands, Bulgaria, Romania, Macedonia, and Belarus participated in this trial. A total of 177 patients were randomized and treated, of whom only 26 reached the milestone of one year post-treatment follow-up without disease relapse or progression, 14 of 95 patients (14.7%) in the perifosine and 12 of 82 patients (14.6%) in the placebo control group. No difference between treatment groups could be shown for local, loco-regional and overall disease control. Also, the tumor response rate, as assessed after the end of the radiotherapy, was not different between the groups.

In contrast to the lack of an observed local effect, patients in the perifosine group, particularly the subgroup of patients who entered the study without prior chemotherapy, showed a trend towards longer survival than patients of the placebo control group despite the short duration of treatment (5-week course of 150 mg perifosine daily).

There were no safety signals that would lead to an amendment of the current safety data or risk benefit assessments of perifosine. The type and severity of side effects were in the expected range. Following  these neutral results and an unchanged safety profile, we announced that we will concentrate our efforts for perifosine on the disease targets of both multiple myeloma and metastatic colon cancer.

Partners for perifosine

A Cooperative Research and Development Agreement (CRADA) was put in place with the National Institute of Health/the National Cancer Institute in May 2000. A cooperation and license agreement was signed in September 2002 with Access Oncology, Inc. (“AOI”), for the use of perifosine as an anti-cancer agent covering the United States, Canada and Mexico. In January 2004, AOI was acquired by Keryx, which is pursuing the clinical development of perifosine under the same conditions as AOI. The agreement, in particular, provides us free access to all data from Keryx and its partner’s studies, as well as milestone payments and scale-up royalties to be paid to us on future net sales of perifosine in the United States, Canada and Mexico. In April 2009 we entered into an agreement to out-license the rights of perifosine to Handok in South Korea. We own rest of the world rights to perifosine.

AEZS-127 erucylphosphocholine

On January 6, 2005, we announced the initiation of preclinical development of erucylphosphocholine (AEZS-127), an analog of perifosine which is suitable for i.v. administration. Like perifosine, AEZS-127 belongs to a new class of compounds based on alkylphosphocholines. AEZS-127 possesses distinctive reduced haemolytic activity thus allowing for i.v. injection.

On January 6, 2005, we also licensed to Keryx certain rights to develop and market AEZS-127 in North America, South Africa, Israel, Australia and New Zealand while keeping rights for the rest of the world. According to the agreement with Keryx, the preclinical development costs of AEZS-127 are shared between Keryx (50%) and us (50%). In Q4 2008, we repatriated all rights for AEZS-127 from Keryx.

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

Both signaling pathways represent promising therapeutic targets for the treatment of tumors. We have now identified a new compound class with inhibitory activity against both the Erk and PI3K kinases. These small molecules inhibit the kinases at nanomolar concentrations in a dose-dependent manner by competing directly at the ATP binding site. In a broad kinase panel, the molecules are very selective against other kinases. In cellular experiments the compounds inhibit the activation of downstream targets Akt and Rsk1, and can stop the proliferation of various human cancer cell lines. Moreover, a new generation of aniline-substituted pyridopyrazine-urea derivative shows highly selective PI3K inhibition. We are currently performing in vivo studies with front-runner compounds in four mouse xenograft models (HCT116, U87, A549 and PC3) as well as pharmacokinetic studies in rodents using an oral pre-formulation. On the basis of these studies, AEZS-126 was selected as a preclinical development candidate for in vivo pharmacology and pharmacokinetic studies.

AEZS-126

The first in vitro and in vivo data for AEZS-126 were presented in April 2009 at the AACR meeting. The first poster, entitled, “AEZS-126, a new orally bioavailable PI3K inhibitor with antitumor effects”, focuses on ADMET and safety profiling of the compound, as well as in vivo pharmacokinetic experiments and mouse xenograft antitumor studies. Results indicated that AEZS-126 was identified as a potent inhibitor of class I PI3Ks in biochemical and cellular assays and demonstrated favorable properties in early in vitro ADMET screening including microsomal stability, plasma stability and screening against a large safety profile composed of receptors, enzymes and cardiac ion-channels. During the course of in vivo pharmacokinetic experiments and mouse xenograft antitumor studies, the oral bioavailability in mice was determined to be about 60%, leading to micromolar plasma levels which are well above the nanomolar IC50 values in vitro studies. Significant antitumor activity was observed at 30mg/kg daily oral administration in Hct116 and A549 models. These data suggest that AEZS-126 is a promising compound for clinical intervention of the PI3K/Akt pathway in human tumors.

The 2nd poster, entitled “In vitro profiling of the potent and selective PI3K inhibitor, AEZS-126”, outlines the key in vitro characteristics of this compound that led to its selection for in vivo development. AEZS 126 inhibits PI3Ka with an IC50 value of 10nM and proved to be a potent inhibitor of Akt phosphorylation in cellular assays. Mode-of-action studies showed that AEZS-126 acts as an ATP competitive compound. The in vitro antiproliferative activity against different human tumor cell lines (MDA-MB 468, U87, Hct116, PC-3, A549 and others) was determined, with EC50 values in the nanomolar range.

Based on those results presenting a favorable in vitro pharmacologic profile for AEZS-126, further in vivo profiling experiment will be performed.

AEZS-129

On April 21, 2009, we presented two posters on AEZS-129, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the American Association for Cancer Research (“AACR”) Annual Meeting. In vivo and in vitro data showed significant antitumor activity and a favorable in vitro pharmacologic profile which could lead to further in vivo profiling.

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

In preclinical studies conducted to date in several animal models of LHRH receptor positive human cancer cell lines, AEZS-108 anti-tumor activity and tolerability were shown to be superior to that of doxorubicin. As would be expected, AEZS-108 was not active or was significantly less active than doxorubicin in LHRH receptor negative cancer cell lines. On January 18, 2005, we announced the initiation of a company-sponsored Phase 1 dose-ranging study with the targeted anti-cancer agent AEZS-108.

In June 2006, we announced positive Phase 1 results for AEZS-108 in patients with gynaecological and breast cancers which showed that the compound has a good safety profile and no dose-limiting toxicities. Eight patients received AEZS-108 by i.v. infusion. Infusion was well tolerated at all dosages, without supportive treatment. Pharmacokinetic analyses showed dose-dependent plasma levels of AEZS-108 and only minor (10-20%) release of doxorubicin. Stabilization of disease was observed in one out of eight patients in the ongoing Phase 1 study.

On November 27, 2006, we disclosed additional positive Phase 1 results regarding AEZS-108 in patients with gynaecological and breast cancers. Further data showed the compound’s good safety profile and established the maximum tolerated dose at 267 mg/m2, which is equimolar to a doxorubicin dose of 77 mg/m2. This dose will be the recommended dose for a Phase 2 trial. The Phase 1 open-label, multi-center, dose-escalation, safety and pharmacokinetic study conducted in Europe included 17 patients suffering from breast, endometrial and ovarian cancers with proven LHRH receptor status. Evidence of anti-tumor activity was found at 160 mg/m2 and 267 mg/m2 doses of AEZS-108, where 7 out of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses. The Phase 2 trials will focus on advanced or recurrent ovarian and endometrial cancers, two forms of cancer where LHRH receptors are highly expressed. Recommended dose will be 267 mg/m2 given once every three weeks.

AEZS-108 — Ovarian and Endometrium Cancer

In 2007, a Phase 2 open-label, non-comparative, multicenter two indication trial stratified with two stages Simon Design was prepared. The enrollment of 82 patients is planned for this trial with up to 41 patients with either a diagnosis of platinum-resistant ovarian cancer (stratum A) or disseminated endometrial cancer (stratum B). Under coordination by Prof. Günter Emons, MD, Chairman of the Department of Obstetrics & Gynaecology at the University of Göttingen, Germany, this open-label, multi-center and multi-national Phase 2 study “AGO-GYN 5” is being conducted by the German AGO Study Group (Arbeitsgemeinschaft Gynäkologische Onkologie / Gynaecological Oncology Working Group), in cooperation with clinical sites in Europe. Patients with tumors expressing LHRH receptors administered will be an i.v. infusion of 267 mg/m2 of AEZS-108 over a period of 2 hours, every Day 1 of a 21-day (3-week) cycle. The proposed duration of the study treatment is 6, 3-week cycles. Study AGO GYN 5 will be performed with 14 centers of the German Gynaecological Oncology Working Group, in cooperation with 3 clinical sites in Europe. The primary efficacy endpoint at the end of stage 2 was defined as 5 or more patients with partial or complete tumor responses according to Response Evaluation Criteria in Solid Tumors (RECIST) and/or Gynaecologic Cancer Intergroup (GCIG) guidelines. Secondary endpoints include time to progression, survival, toxicity, as well as adverse effects. On February 12, 2008, we reported that the treatment of first patients had commenced in this Phase 2 trial.  In October 2008, we announced that we have entered the second stage of patient recruitment for the Phase 2 trial in platinum-resistant ovarian cancer indication. This decision was taken following the report of two partial responses among patients with a diagnosis of platinum-resistant ovarian cancer.  The second stage of patient recruitment for the endometrial cancer indication was reached in November 2008 and was based on the report of one complete response and two partial responses among 14 patients with a diagnosis of disseminated endometrial cancer.

In November 2009, we announced positive efficacy data from this Phase 2 study in patients with platinum-resistant and taxane-pretreated ovarian cancer. In a personalized healthcare approach, the study selected patients with tumors expressing LHRH receptors, the key element in the targeting mechanism of AEZS-108. All 43 patients with LHRH-receptor positive ovarian cancer who entered study AGO-GYN 5 have completed their study treatment. A preliminary evaluation shows that the study met its primary efficacy endpoint of 5 or more responders in 41 evaluable patients. Responders, as well as patients with stable disease after completion of treatment with AEZS-108, will now be followed to assess the duration of progression-free survival and, ultimately, overall survival.

We announced positive efficacy data from the Phase 2 study with the targeted cytotoxic peptide conjugate, AEZS-108, in patients with advanced or recurrent endometrial cancer on November 24, 2009. A preliminary evaluation has shown that the study AGO-GYN 5 met its predefined primary efficacy endpoint of 5 or more responder patients with endometrial cancer. The study is currently ongoing, and responders, as well as patients with stable disease after completion of treatment with AEZS-108, will be followed to assess the duration of progression-free survival and, ultimately, overall survival.

AEZS-108 — Prostate Cancer

In May 2009, we announced that results supporting the evaluation of AEZS-108, in prostate cancer, will be presented as a poster at the ASCO 2009 meeting.  Expression of LHRH receptors was determined using immunohistochemistry and the intensity was graded on a scale from zero to 3. The expression was analyzed in three cohorts of patients: (1) 47 men with localized prostate cancer treated with radical prostatectomy with no hormone therapy, (2) 61 men with localized prostate cancer treated with neoadjuvant LHRH agonists for varying duration prior to prostatectomy, and (3) 22 men with metastatic prostate cancer who received a palliative transurethral resection of the prostate after clinical progression. In the final cohort, 15 men were treated with castration and 7 were treated with LHRH agonists. 45 of 47 hormone naïve samples (95.7%) demonstrated LHRH receptor expression. Statistical analysis revealed a correlation between strong receptor expression and higher pathologic tumor stage as well as shorter overall survival. 60 of 61 samples treated with neoadjuvant LHRH agonist therapy (98.4%) demonstrated LHRH receptor expression. All 22 samples from patients with metastatic disease demonstrated LHRH receptor expression. The majority of these samples demonstrated moderate to strong intensity. LHRH receptors are expressed on prostate cancers cells of hormone naïve and castrated patients. The expression of these receptors appears to persist despite prolonged treatment with LHRH agonists. The new results show continued expression of LHRH receptors in prostate cancer specimens after prolonged use of LHRH agonists; these data provide further support to the investigation of the drug in hormone-refractory prostate cancer, a major genitourinary cancer indication in male patients.

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

In 2007, lobaplatin was licensed to Atani for the territory of Japan. The license agreement was terminated in 2009.

TUBULIN INHIBITORS / VASCULAR TARGETING AGENTS

AEZS-112 - Development of a low molecular weight tubulin inhibitor with anti-angiogenic properties

Tubulin is a protein found in all cells that plays an important role during cell division, in that it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to the death of the affected cell. The anti-tumor agent taxol and vincristine, which are widely used in cancer therapy, are based on this principle. Both compounds are expensive natural substances and cause severe side effects when used in humans.

We are currently identifying and developing novel tubulin inhibitors which, compared with currently used products, exhibit in animal models improved efficacy, have a more acceptable side effect profile, an incomplete or no cross-resistance and are administered orally.

AEZS-112 is a drug development candidate with an excellent tolerability profile showing excellent in vivo activity in various tumor models including mammary, colon, melanoma and leukemia cancers after oral administration. This compound acts through three mechanisms of action. Strong anti-cancer activity is combined with pro-apoptotic and anti-angiogenic properties. AEZS-112 inhibits the polymerization of cancer tubulin rather than bovine brain tubulin, it destroys the mitotic spindle of the cancer cells and it inhibits topoisomerase II activity. AEZS-112 arrests the cancer cells in the G2M phase at a nanomolar concentration and induced apoptosis. AEZS-112 is not cross-resistant to cisplatin, vincristine and doxorubicine in cell lines resistant to these drugs. Given orally once weekly, AEZS-112 proved to be a potent inhibitor of in vivo tumor growth in melanoma, mammary, colon, lung, renal as well as in leukemia cancers at acceptable and very well tolerated doses. Furthermore AEZS-112 showed favorable safety and toxicity profiles. No findings with respect to cardiotoxicity and neurotoxicology parameters could be observed during the toxicological evaluation in mice, rats and dogs. With this profile of activity, AEZS-112 is a promising candidate for further clinical development.

On January 8, 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted in the United States with Daniel D. Von Hoff, MD, Senior Investigator at the Translational Genomics Research Institute in Phoenix, AZ, as the lead investigator. The trial includes up to 50 patients with advanced solid tumors and lymphoma who have either failed standard therapy or for whom no standard therapy exists. Patients will receive a once-a-week oral administration of AEZS-112 for three consecutive weeks, followed by a one-week period without treatment. The cycles will be repeated every four weeks based on tolerability and response, basically planned for up to four cycles, but allowing for continuation in case of potential benefit for the patient. The starting dose of AEZS-112 in this study is 13 mg/week, with doubling of doses in subsequent cohorts in the absence of significant toxicity. Primary endpoint of the Phase 1 trial focuses on determining the safety and tolerability of AEZS-112 as well as establishing the recommended Phase 2 dose and regimen. Secondary endpoints are aimed at establishing the pharmacokinetics and determining the efficacy based on standard response criteria.

Results of this Phase I study were presented in April 2009 at the AACR meeting.  In part I, 22 patients (12 men / 10 women) were studied on 7 dose levels ranging from 13 to 800 mg/week. In all, 62 treatment cycles were administered. In part II, the weekly dose was split into 3 doses taken 8 hours apart. Ultimately, 22 patients (12 men / 10 women) were studied on 5 dose levels ranging from 120 to 600 (=200x3) mg/week. As of April 1, 2009, 62 treatment cycles were administered (mean 3.2/patient); treatment was ongoing in 8 patients. Stable disease (SD) for more than 12 weeks was observed in 16 patients; 4 more patients were ongoing at less than 12 weeks. Prolonged courses of SD ranging from 20 to 39+ weeks were observed in 9 patients with the following primary cancer types: trachea (39+), tongue (30+), thyroid (29+), prostate and melanoma (28), non-small cell lung cancer (26+), pancreas and 2x colorectal (20).  Except for one patient with a background of gastrointestinal problems (GI) who had dose-limiting GI reactions and electrolyte loss at a dose of 200x3mg/week, no clinically relevant drug-related adverse events or changes in laboratory parameters were observed. AEZS-112 was shown to be metabolically stable in human plasma. As predicted by pharmacokinetic modelling based on data from part I of the study, the split-dose scheme leads to a higher Cmax and trough values after administration of comparable doses. Those preliminary results showed that a maximum tolerated dose for weekly dosing has not been defined so far. However, prolonged courses of stable disease in both parts of the study are an encouraging observation.

Completion of this Phase 1 trial was announced on September 21, 2009. Stable disease with time to failure ranging from 20 to 60+ weeks was achieved in 12 patients with various cancer types, including melanoma and cancers of the colon/rectum, lung, pancreas, prostate, tongue, trachea and thyroid. In several of these patients, the duration of stabilization exceeded the duration of disease control on previous treatment regimens. Except for a dose-limiting gastrointestinal reaction in a patient with pre-existing GI problems, no clinically relevant drug-related adverse events or changes in laboratory safety parameters were observed.

IMMUNOTHERAPY / VACCINES

Cellular proteins expressed by oncogenes have been recognized as a major cause of tumor development. One of the central oncoproteins involved in cancer formation are the Raf proteins. Based on these proteins, new unique therapeutic strategies, new predictive animal models and new development products have been generated to efficiently combat cancer. These consist of virulence attenuated, genetically modified bacteria expressing tumor antigens, including oncoproteins or enzymes. Such bacteria are used for vaccination as well as tumor targeting and delivery of antitumoral compounds towards the tumor tissues. Therefore, this new vaccine approach exploits the ability of bacteria to induce potent immune responses as well as direct these responses against malignancies. The immunogenicity of the vaccine will be further enhanced by the capacity of bacteria to colonize tumor tissues. This property will be used to transport substances, e.g. proteins, into the tumor tissue, which are capable of converting non-toxic pro-drugs into active drugs. The use of bacterial carriers for therapeutic vaccination against tumors and the concept of bacterial tumor targeting will be further developed with the Julius-

Maximilians-University of Würzburg, including the highly recognized researchers Prof. Dr. Ulf R. Rapp, who is a member of our Scientific Advisory Board, and Prof. Dr. Werner Goebel. Prof. Rapp is a known expert in the field of cell and tumor biology and Prof. Goebel is a pioneer in the field of vaccines based on recombinant bacteria.

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

ENDOCRINOLOGY

Growth hormone secretagogue

Ghrelin ligand AEZS-130 (“ghrelin agonist”)

Growth hormone secretagogues (“GHS”) represent a new class of pharmacological agents that directly stimulate growth hormone (“GH”) secretion from the pituitary gland without the involvement of growth hormone-releasing hormone (GH-RH) or somatostatin. We believe that there is currently no GHS on the pharmaceutical market. Since GH is a potent regulator of lipid, sugar and protein metabolism, the potential clinical uses of GHS are numerous. They include growth retardation in children and treatment of cachexia in AIDS patients, which are currently the only approved uses of therapy of GH. The administration of GH, which has to be injected every day, is cumbersome. Therefore, we believe that there would be a demand for new orally active drugs like GHS.

As part of our university collaboration, we accessed new peptidomimetic compounds with GH secretagogue properties. The lead development candidate, AEZS-130, is a novel peptidomimetic GHS with potent and selective GH-releasing activity in humans. AEZS-130 underwent limited clinical pharmacology tests that demonstrated a potent stimulation of the GH secretion after oral administration in human volunteers. This product has been licensed to Ardana Bioscience Ltd. (“Ardana”) (ARD-07), which initiated an open, randomized, placebo-controlled Phase 1 dose-ranging study in April 2004. Thirty-six healthy subjects were included in this study to receive either the reference hormone GH RH by i.v. route or one of the following dose levels of AEZS-130: 0.005, 0.05 or 0.5 mg/kg by oral route. AEZS-130 at the dose of 0.5 mg/kg orally caused an increase in growth hormone release equivalent to that induced by GH RH i.v.. The compound was well tolerated and no other hormones showed a significant modification after any dose of AEZS-130.

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

In May 2007, Ardana gained orphan drug status for AEZS-130 (SolorelTM) as a diagnostic for growth hormone deficiency in adults. The clinical development and toxicology programs for this indication are ongoing and Ardana announced the commencement in the United States of the planned pivotal registration study and the enrolment of the first patient in August 2007.

In June 2008, Ardana announced that the company stopped its operations and entered into voluntary administration. Consequently, the clinical study of AEZS-130 (SolorelTM) as a diagnostic test for adult growth hormone deficiency (“AGHD”) was suspended.

We announced the recovery of worldwide rights from Ardana for the compound AEZS-130 in the third quarter of 2008. Future development options are currently being evaluated for the use of this compound in growth hormone deficiencies therapy. In June 2009, we reported that, after regaining from Ardana the worldwide rights to the growth hormone secretagogue, AEZS-130, we had entered into an agreement with the administrators of Ardana to acquire all Ardana assets relating to AEZS-130 for $232,000. These assets include development data, inventory of compound, regulatory authorizations, including IND and orphan drug status as a diagnostic test granted in the United States, as well as a patent application protecting the use of AEZS-130 (SolorelTM) for the diagnostic of growth hormone secretion deficiency.

During the same month, the first clinical data relating to the use of AEZS-130 (SolorelTM) as a simple diagnostic test for adult growth hormone deficiency were presented at the ENDO 2009 meeting by the main investigators Dr G. Merriam and Dr B.M.K. Biller. Data showed that in adult growth hormone deficient patients, the responses to the orally administered AEZS-130 (SolorelTM) compound were comparable to currently validated agents and clearly separated patients from normal control subjects.

In October 2009, we announced that we have initiated activities intended to complete the clinical development of AEZS-130 (SolorelTM) which could be the first oral diagnostic test approved for growth hormone deficiency (“GHD”). Æterna Zentaris has already assumed the sponsorship of the Investigational New Drug application (IND) and is discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application for approval of AEZS-130 (SolorelTM) as a diagnostic test for GHD in adults.

The pivotal Phase 3 trial (listed in clinicaltrials.gov, study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of AEZS-130 (SolorelTM)  as a growth hormone stimulation diagnostic test compared to GHRH + L-arginine, administered i.v. Currently available results from this study demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with AEZS-130 (SolorelTM)  oral solution, compared to the currently used test with GHRH-Arginine i.v. administration.

Oral administration of AEZS-130 (SolorelTM) offers more convenience and simplicity over the current GHD tests used, requiring either i.v. or i.m. administration. Additionally, AEZS-130 (SolorelTM) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which AEZS-130 (SolorelTM) has not thus far. These factors may be limiting the use of GHD testing and may enable AEZS-130 (SolorelTM) to become the diagnostic test of choice for GHD. AEZS-130 (SolorelTM) has been granted Orphan Drug Designation for the diagnosis of growth hormone deficiency by the FDA, and Æterna Zentaris is now the sponsor of this orphan designation.

Competition for AEZS-130

Competitors for AEZS-130 (SolorelTM)

Competitors for AEZS-130 (SolorelTM) as a diagnostic test for adult GHD are principally the diagnostic tests currently performed by endocrinologists. Most commonly used diagnostics tests for GHD are:

Measurement of blood levels of Insulin Growth Factor (“IGF”)-1, which is often used as the first test when GHD is suspected. However, this test is not used to definitively rule out GHD as many growth hormone deficient patient show normal IGF-1 levels.

Insulin Tolerance Test (ITT), which is considered to be the “gold standard” for GH secretion provocative tests but requires constant monitoring and is contra-indicated in patients with seizure disorders, with cardiovascular disease and in brain injured patients and elderly patients. ITT is administered i.v.

GHRH+Arginine test, which is an easier test to perform in an office setting and has a very good safety profile but is considered to be costly to administer compared to ITT and Glucagon. This test is contra-indicated in patients with renal failure. GHRH +Arginine is approved in the EU and has been proposed to be the best alternative to ITT, but it is not frequently used in the U.S. This test is administered i.v.

Glucagon test, which is simple to perform and is considered very safe by endocrinologists but is contraindicated in malnourished patients and patients who have not eaten for more than 48 hours. Since there is a suspicion that this test may cause hypoglycemia, it may not be appropriate in diabetic populations. This test is administered i.m.

Ghrelin receptor ligands

Ghrelin is a peptide predominantly produced by the stomach.  Apart from a potent GH-releasing action, ghrelin has other activities including stimulation of lactotroph and corticotroph function, influence on the pituitary gonadal axis, stimulation of appetite, control of energy balance, influence on sleep and behavior, control of gastric motility and acid secretion, and influence on pancreatic exocrine and endocrine function as well as on glucose metabolism. The recent discovery of ghrelin and its receptors opens up new opportunities for the development of drugs that will treat metabolic disorders. There is indeed a possibility that ghrelin analogs, acting as either agonists or antagonists, might have a clinical impact without affecting GH level.  The use of ghrelin antagonists as appetite suppressants or inhibitors of lipogenesis could open up new opportunities for the treatment of obesity and associated diseases (e.g. diabetes, cardiovascular diseases).  The use of ghrelin agonists could have therapeutic benefits which are expected to offer hope for cachexic or anorexic patients.

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

In August 2006, we also initiated a research collaboration with the Centre de recherche de l’Hôpital Laval (Québec) under the direction of Dr. Denis Richard. This research collaboration will focus on the pharmacological characterization of ghrelin receptor ligands in vivo (e.g. the effects in diet-induced obesity models).

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

In July 2009, new data supporting the use of AEZS-123 (JMV-2959), a ghrelin receptor antagonist, for the treatment of alcohol dependence that involved ghrelin were published. Data were published in the renowned American scientific journal, Proceedings of the National Academy of Sciences (PNAS). Data show that mice treated with ghrelin increase their alcohol consumption. When ghrelin’s actions are blocked by administering ghrelin receptor antagonists such as AEZS-123, mice no longer show preference for an alcohol-associated environment - in other words, alcohol is no longer able to produce its addictive effects that include reward searching behaviour (akin to craving in alcoholic patients). The work, coordinated by Æterna Zentaris, emerged from an international collaboration between the research groups of Prof. Suzanne Dickson and Prof. Jörgen Engel who performed the pharmacology work at the Sahlgrenska Academy, Gothenburg, Sweden, and the research group of Prof. Jean Martinez who synthesized the tested compound AEZS-123 at the Institut des biomolécules Max Mousseron, Montpellier, France.

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

Cetrorelix in vitro fertilization (COS/ART)

Cetrotide®

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

The effectiveness of Cetrotide® has been examined in five clinical trials (two Phase 2 and three Phase 3 trials). Two dose regimens were investigated in these trials: either a single dose per treatment cycle or multiple dosing. In the Phase 2 studies, a single dose of 3 mg was established as the minimal effective dose for the inhibition of premature LH surges with a protection period of at least four days. When Cetrotide® is administered in a multi-dose regimen, 0.25 mg was established as the minimal effective dose. The extent and duration of LH suppression was found to be dose-dependent. In the Phase 3 program, efficacy of the single 3 mg dose regimen and the multiple 0.25 mg dose regimen was established separately in two controlled studies utilizing active comparators. A third non-comparative study evaluated only the multiple 0.25 mg dose regimen of Cetrotide®. In the five Phase 2 and Phase 3 trials, 184 pregnancies were reported out of a total of 732 patients (including 21 pregnancies following the replacement of frozen-thawed embryos). In these studies, drug-related side effects were limited to a low incidence of injected site reactions; however, none of them was serious — such as an allergic type of reaction —  or required withdrawal from treatment. In addition, no drug-related allergic reactions were reported from these clinical studies.

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

In December 2008, we sold our rights to royalties on future sales of Cetrotide® covered by our license agreement with Merck Serono for $52.5 million to Cowen Healthcare Royalty Partners (“CHRP”) less transaction costs of $1.0 million, resulting in initial net proceeds to us of $51.5 million. In addition, contingent on 2010 net sales of Cetrotide® reaching a specified level, we may receive an additional payment of $2.5 million from CHRP. Under the terms of the agreement, we agreed to make a one-time cash payment to CHRP in an amount ranging from $5 million up to a maximum of $15 million in the event Cetrorelix is approved for sale by the European regulatory authorities in an indication other than in vitro fertilization. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

Clinical development overview of Cetrorelix in benign prostatic hyperplasia (“BPH”), endometriosis and uterine myoma

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

BPH clinical trials

On August 17, 2009, we reported Phase 3 results for our North American efficacy trial Z-033 (including certain sites in Europe) and safety trial Z-041 in BPH, with cetrorelix. The study Z-033 failed to achieve its primary endpoint, being an improvement in International Prostate Symptom Score (“IPSS”) as compared to placebo, and it demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a statistically significant effect on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study. Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events and changes in laboratory parameters.

On December 7, 2009, we reported the Phase 3 results for cetrorelix from the European efficacy trial Z-036, involving 420 patients. Study Z-036 did not reach its primary endpoint. There were no clear differences in overall efficacy, with all 3 groups (including placebo) showing an improvement in IPSS of approximately 6 points that was maintained throughout the 52 weeks. There was observation of an improvement in uroflow, both maximum and mean, and in residual volume in all treatment groups. These favorable changes are reflected in an overall improvement in Quality of Life measures. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study. Cetrorelix was well tolerated, there were no relevant differences to placebo with regard to both clinical adverse events or changes in laboratory parameters with the exception of the anticipated hormonal changes.

On December 18, 2009, following the unsuccessful results of our Phase 3 program in BPH with cetrorelix, we announced the termination of our agreement with sanofi dated March 5, 2009, for the development, commercialization and licensing of cetrorelix in BPH for the U.S. market. Termination of the agreement took effect as of January 9, 2010.

Cetrorelix in endometriosis and uterine myoma

There is no active program ongoing at present.

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

On March 5, 2009, we entered into a development, commercialization and license agreement with sanofi-aventis for the development, registration and marketing of Cetrorelix in BPH for the US market. Under the terms of the agreement, sanofi-aventis made an initial upfront payment to us of $30.0 million. Following the announcement of the negative results for the efficacy trial in North America (study Z-033) and in Europe (study Z-036), we announced the termination of our agreement with sanofi-aventis dated March 5, 2009 for the development, commercialization and licensing of Cetrorelix in BPH for the U.S. market. Termination of the agreement was effective January 9, 2010.

Following the negative Phase 3 results for cetrorelix in BPH, our Japanese partner, Shionogi, also agreed with the Company to cease the development of cetrorelix in this indication.

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

On January 3, 2007, Spectrum announced the FDA’s acceptance of an IND for Ozarelix in BPH. Spectrum initiated a Phase 2b study in January 2007. On April 22, 2008, our partner Spectrum released the nine-month Phase 2b results for ozarelix. Spectrum indicated that ozarelix demonstrated sufficient clinical activity to justify its continued development in BPH. Based on these results, Spectrum initiated in September 2008 the recruitment of 860 patients for a new BPH study, as mentioned on the www.clinicaltrials.gov website. In January 2010, Spectrum Pharmaceuticals announced the discontinuation of Ozarelix development in BPH, stating that the mixed results of their Phase 2b study and the recently announced negative results of our Phase 3 registrational trial of Cetrorelix in BPH does not support continued development of Ozarelix in this indication.

Prostate cancer clinical trials

In August 2006, we announced positive Phase 2 results for Ozarelix in hormone-dependent inoperable prostate cancer. This open-label, randomized-controlled dose-finding trial enrolled 64 patients receiving different IM dosage regimens of Ozarelix to assess its safety and efficacy. The study achieved its primary endpoint of defining a tolerable dosage regimen of Ozarelix that would ensure continuous suppression of testosterone at castration level for a three-month test period. A secondary efficacy endpoint aimed at assessing tumor response as determined by a 50% or greater reduction of serum PSA level, compared to baseline, was also achieved. The best results regarding the primary endpoint of continuous suppression were obtained with a dose of 130 mg per cycle where all patients remained suppressed to castration until at least day 85. In patients with continuous testosterone suppression below castration level, tumor response as measured by PSA levels was 97%. Following these results, we, in collaboration with Spectrum, initiated an additional Phase 2 study in European centers to verify and optimize the findings derived from the cohort of patients having received 130 mg of Ozarelix per cycle.

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

RAW MATERIALS

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on third-party manufacturers for the pharmaceutical products that we market. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

DISTRIBUTION

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

REGULATORY COMPLIANCE

Governmental authorities in Canada, the United States, Europe and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our product candidates. In Canada, the Canadian Therapeutic Products Directorate is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use.  Prior to being given market authorization, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality as required by the Food and Drugs Act and other regulations. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subject pharmaceutical products to rigorous review.  For more information about the regulatory risks associated with the Company’s business operations, see “Item 3—Key Information—Risk Factors”.

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

INTELLECTUAL PROPERTY — PATENTS

We believe that we have a solid intellectual property portfolio that covers compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates. Our patent portfolio consists of about 55 owned and in licensed patent families (issued, granted or pending in the United States, Europe and other jurisdictions). Independent from the original patent expiry date additional exclusivity is possible in the United States, Europe and several other countries by data protection for new chemical entities, by orphan drug designation, or by patent term extension respective supplementary protection certificate.

Of the issued or granted patents, the protective rights described below form the core of our patent portfolio with regard to our lead drugs and drug candidates.

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

•                  European patent 0 579 939 provides protection in European countries for the compound perifosine and other related alkyl phospholipid derivatives, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of tumors. This European patent expires in June 2013. A patent term extension of up to five years by SPC may be possible and will be requested upon receiving marketing approval of perifosine.

•                  Japanese patent 3 311 431 provides protection in Japan for the compound perifosine and other related alkyl phospholipid derivatives. This Japanese patent expires in July 2013. A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of perifosine

AEZS-108:

•                  U.S. patent 5,843,903 provides protection in the United States for the compound AN-152 and other related targeted cytotoxic anthracycline analogs, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of tumors. This U.S. patent expires in November 2015.  A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of AEZS-108.

AEZS-130:

•                  U.S. patent 6,861,409 protects the compound AEZS-130 and U.S. patent 7,297,681 protects other related growth hormone secretagogue compounds, pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This U.S. patent 6,861,409 expires in August 2022.  A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of AEZS-130.

•                  European patent 1 289 951 protects the compound AEZS-130 and European patent 1 344 773 protects other related growth hormone secretagogue compounds, pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This European patent 1 289 951 expires in June 2021.  A patent term extension of up to five years by supplementary protection certificates (“SPC”) may be possible and will be requested upon receiving marketing approval of AEZS-130.

•                  Japanese patent 3 522 265 protects the compound AEZS-130 and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This Japanese patent expires in June 2021.  A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of AEZS-130.

Cetrorelix:

•                  U.S. patent 5,198,533 provides protection in the United States for the compound cetrorelix and other LHRH antagonists. This U.S. patent will expire in October 2010 pursuant to a granted request for patent term extension.

•                  European patent 0 299 402 provides protection in European countries for the compound cetroelix and other LHRH antagonists. This patent will expire in July 2013 pursuant to granted requests for SPC.

•                  U.S. patent 6,828,415 protects a method for preparing sterile lyophilizate formulations of cetrorelix. It specifically protects the lyophilization process used to manufacture Cetrotide. This U.S. patent will expire in December 2021.

•                  European patent 0 611 572 protects a method for preparing sterile lyophilizate formulations of cetrorelix. It specifically protects the lyophilization process used to manufacture Cetrotide. This patent will expire in February 2014.

•                  U.S. patent 7,005,418 is a method-of-use patent covering the therapeutic management of extrauterine proliferation of endometrial tissue (endometriosis), chronic pelvic pain and/or fallopian tube obstruction by administering an LHRH antagonist in the form of a short-term induction treatment for a period of about 4 to 12 weeks. The U.S. patent will expire in August 2022.

AEZS-112:

•                  U.S. patent 7,365,081 provides protection in the United States for the compound AEZS-112 and other related indole derivatives, and medicaments comprising them. This U.S. patent will expire in July 2021. A patent term extension of up to five years may be possible and will be requested upon receiving marketing approval of AEZS-112.

Ozarelix:

•                  U.S. patent 6,627,609 provides protection in the United States for the compound ozarelix and related third-generation LHRH antagonists and pharmaceutical compositions comprising them. This U.S. patent will expire in March 2020. A patent term extension of up to five years may be possible and will be requested upon marketing approval of ozarelix.

The table below lists some of our issued or granted patents in the United States and Europe:

Patent No.	Title	Country	Expiry Date*

Perifosine
U.S. 6,172,050	Phospholipid derivatives	United States	2013-07-07*

AEZS-108
U.S. 5,843,903	Targeted cytotoxic anthracycline analogs	United States	2015-11-27*

AEZS-130
U.S. 6,861,409	Growth hormone secretagogues	United States	2022-08-01*

Cetrorelix
EP 0 299 402	LHRH antagonists	Germany, United Kingdom, France, Switzerland and others	2013-07-10
U.S. 5,198,533	LHRH antagonists	United States	2010-10-24
EP 0 611 572	Process to prepare a cetrorelix lyophilised composition	Germany, United Kingdom, France, Switzerland and others	2014-02-04*
U.S. 6,828,415	Oliogopeptide lyophilisate, their preparation and use	United States	2021-12-07*
U.S. 6,716,817	Method of treatment of female infertility	United States	2014-02-22*
U.S. 6,863,891	Oligopeptide lyophilisate, their preparation and use	United States	2014-02-22*
U.S. 6,867,191	Preparation and use of oligopeptide lyophilisate for gonad protection	United States	2014-02-22*
EP 1 309 607	Method for producing LHRH antagonists	Germany, United Kingdom, France, Switzerland and others	2021-08-09*
U.S. 6,780,972	Method for the synthesis of peptide salts, their use and the pharmaceutical preparations, containing peptide salts	United States	2021-08-24*
U.S. 5,773,032	Long-acting injection suspensions and a process for their preparation	United States	2014-11-25*

AEZS-112
U.S. 7,365,081	Indole derivatives and their use as medicaments	United States	2021-07-20*

Ozarelix
U.S. 6,627,609	LHRH antagonists having improved solubility properties	United States	2020-03-14*

* excluding any Patent Term Extension

C.            Organizational structure

The following chart presents our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as of December 31, 2009.

	Æterna Zentaris Inc.
	(Canada)

100%		100%

Æterna Zentaris GmbH		Æterna Zentaris, Inc
(Germany)		(Delaware)

100%
Zentaris IVF GmbH (Germany)

D.            Property, plants and equipment

Our corporate head office and facilities are located in Quebec City, Province of Quebec, Canada. The following table sets forth information with respect to our main facilities as of March 22, 2010.

Location	Use of space	Square Footage		Type of interest

1405 Parc Technologique Blvd. Quebec City (Quebec), Canada	Fully occupied for management, R&D and administration	4,400		Leased

20 Independence Blvd Warren, New Jersey, United States	Partially occupied for management, R&D and business development	10,741	(1)	Leased

Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Fully occupied for management, R&D, business development and administration	46,465		Leased

(1)          Æterna Zentaris, Inc. sub-lets out to a sub-tenant approximately 7,500 square feet of adjacent premises.

Item 4A.         Unresolved Staff Comments

None.

Item 5.            Operating and Financial Review and Prospects

Highlights

Perifosine

•                  June 1, 2009: Positive Phase 2 data on perifosine in advanced metastatic colon cancer and in advanced renal cell carcinoma were presented at the American Society of Clinical Oncology’s (“ASCO”) annual meeting. The data demonstrated perifosine’s anti-cancer activity and efficacy both as a single agent and in combination therapy. Data were generated by our North American partner, Keryx Biopharmaceuticals (“Keryx”).

•                  August 3, 2009: An agreement was reached with the United States Food and Drug Administration (“FDA”) regarding a Special Protocol Assessment (“SPA”) on the design of a double-blind, placebo-controlled Phase 3 trial with perifosine in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (Velcade®). The Phase 3 trial is to be conducted by Keryx.

•                  September 16, 2009: Perifosine was granted Orphan Drug designation from the FDA for the treatment of multiple myeloma.

•                  December 2, 2009: Perifosine was granted Fast Track designation by the FDA for the treatment of relapsed/refractory multiple myeloma.

•                  December 7, 2009: Updated positive Phase 2 efficacy and safety data, as well as new survival data for perifosine in combination with bortezomib (Velcade®) (+/- dexamethasone) in patients with relapsed/refractory multiple myeloma, were presented at the American Society of Hematology’s (“ASH”) annual meeting. Results showed that the overall response rate was 41% and median overall survival was reported at 25 months for all evaluable patients. The combination therapy maintained an acceptable safety profile and no unexpected adverse events were reported. Data were presented by Keryx.

•                  December 16, 2009: The Phase 3 registration clinical trial with perifosine in relapsed/refractory multiple myeloma was initiated by Keryx.

AEZS-108

•                  May 31, 2009: Presentation at the ASCO’s Annual Meeting of results supporting the evaluation of AEZS-108 in prostate cancer.

•                  November 2, 2009: Disclosure of positive preliminary results for the Phase 2 study with AEZS-108 in patients with platinum-resistant and taxane-pretreated ovarian cancer.

•                  November 24, 2009: Disclosure of positive efficacy data from a Phase 2 study with AEZS-108 in patients with advanced or recurrent endometrial cancer.

AEZS-112

•                  September 21, 2009: Disclosure of results from a Phase 1 study with AEZS-112 in patients with advanced solid tumors or lymphoma. Results showed prolonged courses of stable disease, excellent tolerability and potential for long-term use as a combination treatment for cancer.

AEZS-130

•                  June 11, 2009: Poster presentation on AEZS-130 (SolorelTM) at the annual meeting of the Endocrine Society, reporting the first clinical data relating to the use of AEZS-130 (SolorelTM) as a simple diagnostic test for adult growth hormone deficiency.

Cetrorelix

•                  August 17, 2009: Disclosure of results from two Phase 3 studies with cetrorelix in BPH. The efficacy study Z-033 (mainly conducted in North America) did not achieve its primary endpoint. Results from the safety study Z-041 were positive and exhibited a similar level of efficacy as the previously disclosed Phase 2 studies.

•                  December 7, 2009: Disclosure of Phase 3 results for our European efficacy trial Z-036 in BPH with cetrorelix. The study did not reach its primary endpoint.

Corporate Developments

•                  June 23, 2009: Completion of a registered direct offering of $10.0 million to certain U.S. institutional investors.

•                  October 23, 2009: Completion of a $5.5 million registered direct offering with U.S. institutional investors.

•                  December 9, 2009: Appointment of Pierre Lapalme to our Board of Directors.

Cetrorelix Development, Commercialization and License Agreement

•                  March 4, 2009: Announcement of a development, commercialization and licensing agreement with sanofi-aventis U.S. LLC (“sanofi”) for the development, registration and marketing of cetrorelix in BPH for the U.S. market. The agreement provided us with a $30.0 million gross upfront payment.

•                  December 18, 2009: Announcement of the termination of our agreement with sanofi for the development, commercialization and licensing of cetrorelix in BPH for the U.S. market, subsequent to negative Phase 3 results.

Subsequent to Year-End

January 22, 2010: Notification from NASDAQ indicating that we were not in compliance with the minimum closing bid price rule.

January 25, 2010: Updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colon cancer showing a statistically significant benefit in survival, were reported by Keryx.

January 27, 2010: Our partner, Spectrum Pharmaceuticals, Inc. (“Spectrum”) announced the discontinuation of its development program for ozarelix in BPH.

January 29, 2010: A publication in the February 2010 issue of the Journal of Clinical Cancer Research reported positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia.

February 3, 2010: The FDA granted a SPA for the Phase 3 trial of perifosine in combination with capecitabine (Xeloda®) in refractory metastatic colorectal cancer. The trial is to be conducted by Keryx.

March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

March 12, 2010: We filed a Canadian short-form base shelf prospectus, as well as a registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”), which were declared effective by both the Canadian authorities and the SEC, and which would permit us to issue up to $60.0 million of freely tradeable common shares and warrants to purchase common shares.

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the year ended December 31, 2009. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s consolidated financial statements and related notes as at and for the years ended December 31, 2009, 2008 and 2007. Our consolidated financial statements, reported in United States dollars (“US dollars”), except where otherwise noted, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 26 to our 2009 consolidated financial statements included elsewhere in this annual report.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

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

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and its securities are registered with the United States Securities and Exchange Commission and is therefore required to file or furnish continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a late-stage drug development company specialized in oncology and endocrine therapy.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in multiple myeloma and our Phase 2 program in multiple cancers, including metastatic colon cancer, as well as our Phase 2 program with AEZS-108 in advanced endometrial and advanced ovarian cancer combined with potential developments in other cancer indications. In endocrinology, our lead program is the reactivation of a Phase 3 trial with AEZS-130 (SolorelTM) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”).

Key Developments for the Year Ended December 31, 2009

Drug Development

Status of our drug pipeline as at December 31, 2009

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120

Prostate cancer vaccine
(oncology)

AEZS-129
Erk & PI3K Inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists

(endometriosis & urology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in tumor induced cachexia (endocrinology)	Perifosine • Metastatic colon cancer • Kidney cancer AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine • Multiple myeloma AEZS-130 (SolorelTM) • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea (oncology)	Perifosine: Keryx North America Handok Korea (oncology)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

ONCOLOGY

Perifosine

Perifosine is the first orally active Akt inhibitor in a Phase 3 trial for multiple myeloma, as well as in multiple Phase 2 trials for other types of cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent antitumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer.

In June 2009, our partner Keryx reported positive Phase 2 results in metastatic colon cancer and advanced renal cell carcinoma, which demonstrated perifosine’s anti-cancer activity and efficacy both as a single agent and in combination therapy.

On July 14, 2009, our partner Keryx announced the initiation of a Phase 1 clinical study to evaluate perifosine as a single agent treatment for recurrent solid tumors in pediatric patients. This single-center open-label study, fully funded by an external grant provided by a private organization, will be conducted at Memorial Sloan-Kettering Cancer Center in New York City. Oren Becher, MD, Instructor, Department of Pediatrics, in coordination with Eric Holland, MD, Ph.D., Director of the Brain Tumor group at Memorial Sloan-Kettering Cancer Center, will act as the study’s Principal Investigator. Perifosine is being evaluated as a single-agent in pediatric patients with any solid tumor that has failed standard therapy. Patients up to 18 years of age with a performance status of greater than 40% are eligible for this study. The study has been designed as a dose escalation study to determine the maximum tolerated dose (MTD) of perifosine alone in recurrent/progressive pediatric tumors. A standard 3+3 dose escalation design will be employed with 3 to 6 patients at each dose level. All patients will receive perifosine at a loading dose on the first day, followed by a maintenance dose to start on day two until progression of disease. A minimum of 4 and a maximum of 24 patients will be required to complete the study.

On August 3, 2009, we announced that Keryx had reached an agreement with the FDA regarding a SPA on the design of a Phase 3 registration trial for perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (Velcade®). Under the SPA, it is agreed with the FDA that the Phase 3 study design adequately addresses objectives in support of a regulatory submission. The study, entitled A Phase 3 Randomized Study to Assess the Efficacy and Safety of Perifosine Added to the Combination of Bortezomib and Dexamethasone in Multiple Myeloma Patients Previously Treated with Bortezomib and powered at 90%, is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine to placebo when combined with bortezomib and dexamethasone in approximately 400 patients with relapsed or relapsed/refractory multiple myeloma. The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety.

In addition, in September 2009, perifosine received Orphan Drug designation from the FDA for the treatment of multiple myeloma, which provides a seven-year period of U.S. marketing exclusivity for perifosine if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication.

On September 29, 2009, we also reported updated clinical results from the Phase 2 study of perifosine from renal cell cancer patients who failed both a VEGF receptor inhibitor [sunitinib (Sutent®) or sorafenib (Nexavar®)] and an mTOR inhibitor [temsirolimus (Torisel®) or everolimus (Afinitor®)]. Evaluable patients (n=16) were defined as those who had greater than 7 days of treatment (2 additional patients withdrew consent within 7 days). Patients received 100 mg of perifosine daily until progression or unacceptable toxicity. The primary endpoint of this study was clinical benefit, defined as response rate (complete/partial by RECIST) or percentage of patients progression-free for at least 3 months. Median progression-free survival (PFS) and overall survival were also analyzed for efficacy. Safety was a secondary endpoint. Perifosine was well tolerated with the most common adverse events being gastrointestinal discomfort and fatigue. Fifty percent (50%) of evaluable patients had a partial response or a stable disease with a progression for survival of 16 weeks.

On October 8, 2009, Keryx also announced the initiation of a Phase 2 single-center, open-label, clinical study entitled “Phase 2 Trial of Perifosine in Patients with Relapsed or Refractory Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma” to evaluate perifosine as a single agent treatment for relapsed or refractory Chronic Lymphocytic Leukemia (CLL) and Small Lymphocytic Lymphoma (SLL). This Phase 2 study was designed by Daphne Friedman, MD, Instructor and Principal Investigator, in coordination with J. Brice Weinberg, Professor, and Mark Lanasa, Assistant Professor, Divisions of Medical Oncology and Hematology, Duke University Medical Center, and is currently open for enrollment at Duke University. In this study, which will enroll approximately 30 patients, perifosine will be given orally at a dose of 50 mg twice daily, for a total of six 28-day cycles. The patients will be formally restaged upon completion of the trial. Overall Response Rate is the primary endpoint with overall survival, progression-free survival and safety as secondary endpoints. Correlative studies will also be conducted and evaluated as a secondary endpoint.

On November 9, 2009, we announced the publication of a scientific article in the renowned Journal of Urology, supporting the development of perifosine for the treatment of cancer. The article outlines the pivotal role of PI3K and Akt signalling pathways in renal cell carcinoma pathogenesis thus, representing an ideal target for therapeutic intervention. Perifosine is described as the most advanced PI3K/Akt pathway inhibitor, which has already proved to be clinically active, as well as an ideal compound to combine with other anticancer agents.

On December 2, 2009, we announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for perifosine for the treatment of relapsed/refractory multiple myeloma. The Fast Track program is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Fast Track designated drugs ordinarily qualify for priority review, thereby expediting the FDA review process.

On December 7, 2009, we announced that Keryx had reported updated Phase 2 efficacy and safety data as well as new survival data on the clinical activity of perifosine in combination with bortezomib (Velcade®) (+/- dexamethasone) in patients with relapsed/refractory multiple myeloma at the 51st annual meeting of the American Society of Hematology. Reported for the first time for all 73 evaluable patients, was median progression-free survival (6.4 months/95% CI (5.3, 7.1) and overall survival (25 months/95% CI (15.5, not reached). Of particular interest was the comparison of evaluable patients who were previously refractory and the patients who were relapsed to a bortezomib-based regimen. Median progression-free survival (“PFS”) and overall survival (“OS”) for bortezomib relapsed vs. refractory were as follows:

Bortezomib Relapsed vs. Refractory	Median PFS*	Median OS**
Bortezomib Relapsed (n=20)	8.8 months 95% CI (6.3, 11.2)	Not Reached at 38+ months 95% CI (25, NR)
Bortezomib Refractory (n=53)	5.7 months 95% CI (4.3, 6.4)	22.5 months 95% CI (12.3, NR)

*       Median PFS and median TTP were identical, as no patient deaths occurred prior to progression.

**     Kaplan Meier methodology was used to determine overall survival figures.

On December 16, 2009, we announced the initiation, by Keryx, of the Phase 3 registration clinical trial with perifosine in relapsed/refractory multiple myeloma which will involve approximately 400 patients. It is a double-blind, placebo-controlled trial comparing the efficacy and safety of perifosine vs. placebo when combined with bortezomib (Velcade®) and dexamethasone. The primary endpoint is progression-free survival and secondary endpoints include overall response-rate, overall survival and safety. The trial is being conducted pursuant to a SPA granted by the FDA.

On January 25, 2010, we announced that Keryx reported a statistically significant benefit in survival from updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colon cancer. Results showed improvement in both time to tumor progression and overall survival in the perifosine + capecitabine arm versus placebo + capecitabine arm. Of notable interest, and for the first time presented, were data showing a statistically significant benefit in median overall survival (15.3 months vs. 6.8 months — p=0.0088) and time to progression (18 weeks vs. 10 weeks — p=0.0004) for the subset of patients who were refractory to a 5-FU (Fluorouracil) chemotherapy-based treatment regimen.

On January 29, 2010, we announced the publication of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia in the February 2010 issue of the Journal of Clinical Cancer Research. Data demonstrated a 35% overall response rate with a median progression-free survival of 12.6 months in patients with relapsed or relapsed/refractory Waldenstrom’s macroglobulinemia.

On February 3, 2010, we announced that Keryx had reached another SPA with the FDA for the Phase 3 trial of perifosine in refractory metastatic colorectal cancer.

March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

AEZS-108

AEZS-108 represents a new targeting concept in oncology using a cytotoxic peptide conjugate which is a hybrid molecule composed of a synthetic peptide carrier and a well-known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH-receptor-positive tumors. Phase 2 studies with AEZS-108, involving up to 82 patients with advanced endometrial cancer and advanced ovarian cancer, are being conducted and final results are expected in 2010.

On May 31, 2009, we presented results supporting the evaluation of AEZS-108 in prostate cancer at the American Society of Clinical Oncology (“ASCO”) Annual Meeting, which was held in Orlando, Florida.

On November 2, 2009, we disclosed positive preliminary results for the ongoing Phase 2 study in ovarian cancer. All 43 patients with LHRH-receptor positive ovarian cancer who entered study AGO-GYN-5 finished their study treatment, and a preliminary evaluation showed that the study met its primary efficacy endpoint of 5 or more responders in 41 evaluable patients. Responders, as well as patients with stable disease after completion of treatment with AEZS-108, are being followed to assess the duration of progression-free survival and, ultimately, overall survival. More detailed analyses, which will also include efficacy data from post-treatment follow-up, are currently in preparation and will be presented at forthcoming scientific conferences.

On November 24, 2009, we disclosed positive efficacy data from a Phase 2 study with AEZS-108, in patients with advanced or recurrent endometrial cancer. The study met its predefined primary efficacy endpoint of 5 or more responder patients. This open-label, multi-center and multi-national Phase 2 study AGO-GYN 5, is being conducted by the German AGO Study Group (Arbeitsgemeinschaft Gynäkologische Onkologie /Gynaecological Oncology Working Group; www.ago-ovar.de), in cooperation with clinical sites in Europe.

AEZS-112

AEZS-112 is an anticancer drug in development with three mechanisms of action involved, including tubulin and topoisomerase II inhibition. AEZS-112 also expresses actions such as pro-apoptotic and antiangiogenic properties.

On April 22, 2009, we presented a poster at the Annual Meeting of the American Association of Cancer Research (“AACR”) which outlined Phase 1 results for AEZS-112 in patients with advanced solid tumors or lymphoma, which may potentially provide a new therapeutic approach for the treatment of cancer.

On September 21, 2009, we announced the completion of the Phase 1 study of AEZS-112. This open-label, dose escalation, multi-center, intermittent treatment Phase 1 study included patients with advanced solid tumors and lymphoma who had either failed standard therapy or for whom no standard therapy existed.

Patients received a once-a-week oral administration of AEZS-112 for three consecutive weeks, followed by a one-week period without treatment. The cycles were repeated every four weeks based on tolerability and response, basically planned for up to four cycles, but allowing for continuation in case of potential benefit for the patient. The starting dose of AEZS-112 in this study was 13 mg/week, with doubling of doses in subsequent cohorts in the absence of significant toxicity. The study was performed in two parts and included 42 patients overall. In Part I, 22 patients were studied on doses ranging from 13 to 800 mg/week. In Part II, the weekly dose was split into 3 doses taken 8 hours apart, and ultimately, 20 patients received doses from 120 to 600 mg/week. Stable disease with time to failure ranging from 20 to 60+ weeks was achieved in 12 patients with various cancer types, including melanoma and cancers of the colon/rectum, lung, pancreas, prostate, tongue, trachea and thyroid. In several of these patients, the duration of stabilization exceeded the duration of disease control on previous treatment regimens. Except for a dose-limiting gastrointestinal (“GI”) reaction in a patient with pre-existing GI problems, no clinically relevant drug-related adverse events or changes in laboratory safety parameters were observed.

AEZS-129

On April 21, 2009, we presented two posters on AEZS-129, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the American Association for Cancer Research (“AACR”) Annual Meeting. In vivo and in vitro data showed significant antitumor activity and a favorable in vitro pharmacologic profile which could lead to further in vivo profiling.

ENDOCRINOLOGY

AEZS-130

AEZS-130, a growth hormone secretagogue (GHS), is a novel synthetic small molecule, acting as a ghrelin mimetic, that is orally active and stimulates the secretion of growth hormone (GH).

A Phase 3 clinical trial of AEZS-130 (SolorelTM, proposed trademark for diagnostic use), to establish it as a diagnostic test for GHD in adults, was initiated in the United States by our former licensee, Ardana; however, the trial was suspended before completion because of Ardana’s insolvency.

On June 5, 2009, we entered into an agreement with the administrators of Ardana to acquire all of Ardana’s assets relating to AEZS-130 for $0.2 million.

On June 11, 2009, we presented a poster on AEZS-130 (SolorelTM) at the annual meeting of the Endocrine Society (“ENDO”), reporting the first clinical data relating to the use of AEZS-130 (SolorelTM) as a simple diagnostic test for adult growth hormone deficiency.

On October 19, 2009, we announced that we had initiated activities intended to complete the clinical development of AEZS-130 (SolorelTM), which could be the first oral diagnostic test approved for growth hormone deficiency (“GHD”).

We have already assumed the sponsorship of the Investigational New Drug application and are discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application (“NDA”) for approval of AEZS-130 (SolorelTM) as a diagnostic test for GHD in adults.

The pivotal Phase 3 trial (listed in www.clinicaltrials.gov study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of AEZS-130 (SolorelTM) as a growth hormone stimulation diagnostic test compared to GHRH + L-arginine, administered intravenously. Currently available results from this study, previously reported by G. Merriam et al. (Poster P2-749, ENDO ‘09, June 2009), demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with AEZS-130 (SolorelTM) oral solution, compared to the currently used test with GHRH-Arginine intravenous administration.

Oral administration of AEZS-130 (SolorelTM) offers more convenience and simplicity over the current GHD tests used, requiring either intravenous or intramuscular administration. Additionally, AEZS-130 (SolorelTM) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which AEZS-130 (SolorelTM) has not thus far. These factors may be limiting the use of GHD testing and may enable AEZS-130 (SolorelTM) to become the diagnostic test of choice for GHD.

AEZS-130 (SolorelTM) has been granted Orphan Drug designation for the diagnosis of growth hormone deficiency by the FDA, and we are now the sponsor of this orphan designation. Orphan Drug Designation confers a number of advantages to the further development of the drug, such as additional exclusivity for the molecule and the potential of waiving User fees at the time an NDA is filed.

Cetrorelix

Cetrorelix is a peptide with unique modes of action in BPH, which was the object of Phase 3 clinical trials applying an intermittent treatment schedule for treating symptoms associated with BPH, encompassing one safety trial (Z-041) and two efficacy trials (Z-033, Z-036) involving more than 1,600 patients in North America and Europe. Furthermore, the program also included another safety study (Z-043) TQT to assess the impact of cetrorelix on cardiac QT interval.

On August 17, 2009, we reported Phase 3 results for our North American efficacy trial Z-033 (including certain sites in Europe) and safety trial Z-041 in BPH, with cetrorelix.

The study Z-033 failed to achieve its primary endpoint, being an improvement in International Prostate Symptom Score (“IPSS”) as compared to placebo, and it demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a statistically significant effect on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm(3)) on entry to the study. Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events and changes in laboratory parameters.

The multi-center safety study Z-041 was an open-label, single-armed study involving 528 patients in North America. Cetrorelix was generally well tolerated. Adverse events were mostly mild and transient in intensity. Serious adverse events occurred in 12 patients, but none of these was assessed as possibly drug-related. The most frequently reported adverse experiences included hot flushes, nasopharyngitis, injection site pain, and headache. Hot flushes were reported by 49 patients and were mild and of short duration in the majority of patients. Only one patient experienced a severe episode.

Furthermore, in study Z-041, efficacy was assessed using the IPSS which showed an improvement from a mean score of 21.2 at baseline to 15.6 at Week 26. In 63% of the patients, the improvement was by at least 3 points. Notably, the 46% of patients who had received previous treatment for BPH showed a mean improvement of 5 points, which is only slightly less than the 6 point improvement seen in treatment-naïve patients. Maximum uroflow improved by 25%, from 10.3 to 12.5 ml/sec, and also the mean uroflow showed a similar improvement.

On September 30, 2009, we reported the results of our safety TQT study on cetrorelix. Results showed that the study met its primary endpoint and cetrorelix did not increase heart rate-corrected QT interval (QTc) at either the time of observed maximal concentration of cetrorelix (Cetromax) or at the time of minimum level of serum testosterone (Testmin).

On December 7, 2009, we reported the Phase 3 results for cetrorelix from the European efficacy trial Z-036, involving 420 patients. Study Z-036 did not reach its primary endpoint. There were no clear differences in overall efficacy, with all 3 groups (including placebo) showing an improvement in IPSS of approximately 6 points that was maintained throughout the 52 weeks. There was observation of an improvement in uroflow, both maximum and mean, and in residual volume in all treatment groups. These favorable changes are reflected in an overall improvement in Quality of Life measures. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm(3)) on entry to the study. Cetrorelix was well tolerated, there were no relevant differences to placebo with regard to both clinical adverse events or changes in laboratory parameters with the exception of the anticipated hormonal changes.

On December 18, 2009, following the unsuccessful results of our Phase 3 program in BPH with cetrorelix, we announced the termination of our agreement with sanofi dated March 5, 2009, for the development, commercialization and licensing of cetrorelix in BPH for the U.S. market. Termination of the agreement took effect as of January 9, 2010.

Ozarelix

Ozarelix is a luteinizing hormone-releasing hormone agonist. Mechanistically, LHRH antagonists exert rapid inhibition of luteinizing hormone and follicle stimulating hormone with an accompanying rapid decrease in sex hormones and would therefore be expected to be effective in a variety of hormonally dependent disease states including ovarian cancer, prostate cancer, BPH, infertility, uterine myoma and endometriosis.

On January 27, 2010, our partner, Spectrum Pharmaceuticals, announced the decision to discontinue the development of ozarelix in BPH. Spectrum reported that the mixed results of an earlier Phase 2b study and the recently announced failure of a large Phase 3 registrational trial of cetrorelix (another LHRH antagonist) in this indication do not support continued development in BPH.

AEZS-123

AEZS-123 is a ghrelin receptor antagonist. Since its discovery, ghrelin has emerged as one of the most promising targets in the field of obesity and other potential indications.

On July 7, 2009, we announced the publication in the renowned American scientific journal, Proceedings of the National Academy of Sciences, of new data supporting the use of our ghrelin receptor antagonist compound, AEZS-123, for the treatment of alcohol dependence that involves ghrelin.

Corporate Developments

Registered Direct Offerings

On June 23, 2009, we completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “First Offering”). The related warrants represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below. We also granted warrants to the sole placement agent engaged in connection with the First Offering, as discussed below.

Total proceeds raised through the First Offering amounted to $10.0 million, less cash transaction costs of approximately $0.8 million and non-cash transaction costs of approximately $0.7 million, which represent previously deferred charges incurred in connection with the filing of a shelf prospectus. The purchasers in the offering were comprised of US institutional investors, and the securities described above were offered pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

We granted a total of 5,319,149 warrants (the “First Investor Warrants”) to the institutional investors who participated in the First Offering. Each First Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The First Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 of our common shares.

We estimated the fair value attributable to the First Investor Warrants of approximately $1.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the First Investor Warrants amounted to approximately $0.2 million.

The First Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each First Investor warrant. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the First Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise the First Investor Warrants, or, at the holder’s option, purchase the First Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the First Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

We granted a total of 820,668 warrants (the “First Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the First Offering. Each First Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share. The First Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 of our common shares.

We estimated the fair value attributable to the First Compensation Warrants of approximately $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the First Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the First Offering.

The terms of the First Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the First Investor Warrants discussed above.

On October 23, 2009, we completed a second registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “Second Offering”). The related warrants represent the right to acquire an aggregate of 1,833,334 common shares, as discussed below.  We also granted warrants to the sole placement agent engaged in connection with the Second Offering, as discussed below.

Total proceeds raised through the Second Offering amounted to $5.5 million, less cash transaction costs of approximately $0.4 million. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

We granted a total of 4,583,335 warrants (the “Second Investor Warrants”) to the institutional investors who participated in the Second Offering.  Each Second Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share. The Second Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

We estimated the fair value attributable to the Second Investor Warrants of approximately $1.3 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09. Transaction costs allocated to the Second Investor Warrants amounted to approximately $0.1 million.

The Second Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Second Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise the Second Investor Warrants, or, at the holder’s option, purchase the Second Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Second Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

We granted a total of 320,832 warrants (the “Second Compensation Warrants”) to the sole placement agent engaged in connection with the Second Offering.  Each Second Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The Second Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

We estimated the fair value attributable to the Second Compensation Warrant of approximately $0.1 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09. The initial fair value of the Second Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Second Offering.

The terms of the Second Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Second Investor warrants discussed above.

Cetrorelix Development, Commercialization and License Agreement

On March 4, 2009, we entered into a development, commercialization and license agreement with sanofi for the development, registration and marketing of cetrorelix in BPH for the U.S. market. Under the terms of the agreement, sanofi made an upfront nonrefundable license fee payment to us of $30.0 million. Also per the agreement, we would have been entitled to receive certain payments upon achieving certain pre-established regulatory and commercial milestones as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

On December 18, 2009, and following the announcement that our Phase 3 study with cetrorelix in BPH did not reach its primary endpoint, we disclosed that we had received notice from sanofi to terminate the underlying agreement, as discussed above. As a result, we fully recognized the aforementioned upfront payment, as the culmination of the earnings process was deemed to be complete.

As a result of entering into the agreement with sanofi, we paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby we obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various compounds, including cetrorelix. This royalty, amounting to $3.0 million, was charged in full to selling expenses during 2009 as a result of sanofi’s decision to terminate the related agreement.

Finally, as a result of both the aforementioned negative results and sanofi’s decision to terminate the related agreement, we determined that certain intangible assets and certain items of property, plant and equipment were no longer recoverable, and therefore impaired, as discussed below.

Consolidated Results of Operations

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

(unaudited)

	Quarters ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
		$	$	$

Revenues	40,182	8,565	8,379	6,111
Earnings (loss) from operations	11,511	(9,789)	(12,238)	(13,442)
Net earnings (loss)	12,032	(11,288)	(13,080)	(12,388)
Net earnings (loss) per share
Basic and diluted	0.19	(0.19)	(0.24)	(0.23)

	Quarters ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
		$	$	$

Revenues	7,244	11,029	10,457	9,748
Loss from operations	(16,315)	(12,386)	(19,525)	(14,158)
Net loss	(14,493)	(13,879)	(20,579)	(10,866)
Net loss per share
Basic and diluted	(0.27)	(0.26)	(0.39)	(0.20)

Net earnings (loss) per share are (is) based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net earnings (loss) per share amounts may not equal year-to-date net loss per share.

Fourth Quarter 2009 Results

Revenues were $40.2 million for the quarter ended December 31, 2009, compared to $7.2 million for the same quarter in 2008. The significant increase in revenues is due primarily to our having recognized the remaining unamortized portion, or approximately $30.4 million, of the upfront payment received from sanofi. Additionally, the increase is attributable to the recognition of remaining deferred revenues, amounting to approximately $1.8 million, associated with agreements related to the use of ozarelix, as intangible assets that, like cetrorelix, we deemed to be fully impaired in December 2009, as discussed in greater detail below.

Selling, general and administrative (“SG&A”) expenses were $6.2 million for the quarter ended December 31, 2009, compared to $3.0 million for the same quarter in 2008. The increase in SG&A expenses is predominantly related to the expensing of the remaining unamortized portion, or approximately $3.0 million, of the royalty paid to Tulane in connection with the agreement entered into with, and subsequently terminated by, sanofi, as discussed above.

Net research and development (“R&D”) expenses were $10.6 million for the quarter ended December 31, 2009, compared to $12.2 million for the same quarter in 2008. The decrease in R&D expenses primarily relates to lower costs having been incurred in connection with our Phase 3 program for cetrorelix in BPH, given the progressive completion through the end of 2009 of efficacy and safety studies associated with that compound.

Depreciation and amortization expenses for the quarter ended December 31, 2009 amounted to $8.1 million, compared to $3.4 million for the same quarter in 2008. The comparative increase is attributable to the fact that, in December 2009, and following our announcements that our second Phase 3 study with cetrorelix in BPH had not reached its primary endpoint and that sanofi had decided to terminate the related development, commercialization and license agreement (discussed above), we recognized an impairment charge equivalent to the remaining carrying value of cetrorelix, or approximately $3.9 million, as part of amortization expense. Also in December 2009, we determined that certain items of property, plant and equipment, utilized exclusively in the development activities related to cetrorelix, were also no longer recoverable. As a result, we recorded an impairment charge, as part of depreciation expense, of approximately $1.9 million. Lastly, in December 2009, we determined that ozarelix—another luteinizing hormone-releasing antagonist that, despite its different formulation, works on the same mechanism of action as cetrorelix—also was no longer recoverable. Further, in January 2010 and as noted above, Spectrum, to whom we had granted an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India, announced that it had terminated its development program with ozarelix in BPH. Consequently, we recognized an impairment charge of approximately $1.4 million as part of amortization expense.

The aforementioned quarter-over-quarter increases were offset in large proportion by an impairment charge in the fourth quarter of 2008, amounting to approximately $2.4 million, related to teverelix, an intangible asset that had been determined to be impaired in December 2008.

Net earnings were $12.0 million, or $0.19 per basic and diluted share, for the quarter ended December 31, 2009, compared to a net loss of $14.5 million, or $0.27 per basic and diluted share, for the same quarter in 2008. The significant increase in net earnings is largely attributable to the significant increase in license fee revenues, combined with lower comparative R&D expenses, as discussed above, partly offset by increased SG&A expenses and depreciation and amortization charges, as discussed above.

We expect that the net loss for the first quarter of 2010, excluding any impact of foreign exchange gains or losses, will return to a level that is more aligned with pre-fourth quarter 2009 operational results.

Consolidated Statements of Operations

	Years ended December 31,
(in thousands, except per share data)	2009	2008	2007
	$	$	$
Revenues
License fees	42,221	8,504	12,843
Sales and royalties	20,957	29,462	28,825
Other	59	512	400
	63,237	38,478	42,068

Operating expenses
Cost of sales, excluding depreciation and amortization	16,501	19,278	12,930
Research and development costs	44,217	57,448	39,248
R&D tax credits and grants	(403)	(343)	(2,060)
Selling, general and administrative expenses	16,040	17,325	20,403
Depreciation and amortization
Property, plant and equipment	3,285	1,515	1,562
Intangible assets	7,555	5,639	4,004
Impairment of long-lived assets held for sale	—	—	735
	87,195	100,862	76,822
Loss from operations	(23,958)	(62,384)	(34,754)

Other income (expenses)
Interest income	349	868	1,904
Interest expense	(5)	(118)	(85)
Foreign exchange gain (loss)	(1,110)	3,071	(1,035)
Other	—	(79)	(28)
	(766)	3,742	756

Loss before income taxes from continuing operations	(24,724)	(58,642)	(33,998)
Income tax (expense) recovery	—	(1,175)	1,961
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Net loss from discontinued operations	—	—	(259)
Net loss for the year	(24,724)	(59,817)	(32,296)

Net loss per share from continuing operations
Basic and diluted	(0.43)	(1.12)	(0.61)
Net loss per share from discontinued operations
Basic and diluted	—	—	—
Net loss per share
Basic and diluted	(0.43)	(1.12)	(0.61)

Revenues are derived primarily from license fees, as well as from sales and royalties. Sales are derived from the manufacturing of Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, from Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of proceeds received in connection with the sale in December 2008 of the underlying future royalty stream to Cowen Healthcare Royalty Partners L.P. (“Cowen”).

License fees are derived from non-periodic milestone payments, R&D contract fees and upfront payments (and related amortization thereof) received from our licensing partners.

License fee revenues increased to $42.2 million for the year ended December 31, 2009, compared to $8.5 million and $12.8 million for each of the years ended December 31, 2008 and 2007, respectively. The significant increase from 2008 to 2009 is almost exclusively attributable to the upfront payment received from sanofi, as well as from the full recognition of other previously deferred revenues associated with ozarelix, as discussed above.

The decrease in license fee revenues from 2007 to 2008 is mainly attributable to non-recurring milestone payments received in 2007 from Ardana and from Keryx. Also, the decrease is related to the termination of our licensing agreement with Solvay Pharmaceuticals BV (“Solvay”) in 2007. We regained the worldwide ex-Japan rights for endometriosis from Solvay during 2007.

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received.

Sales and royalties decreased to $21.0 million for the year ended December 31, 2009, compared to $29.5 million and $28.8 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is mainly related to lower royalty revenues having been recognized in 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the year ended December 31, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during 2008. Additionally, sales volumes of Cetrotide® were slightly lower during the year ended December 31, 2009, as compared to 2008.

The increase in sales and royalties from 2007 to 2008 is mainly attributable to a large increase in sales of Cetrotide®, partly offset by lower sales of Impavido®.

Excluding the impact of foreign exchange rate fluctuations,sales and royalties are expected to decrease slightly in 2010.

Operating Expenses

Cost of sales decreased to $16.5 million for the year ended December 31, 2009 from $19.3 million and $12.9 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is largely attributable to the absence of Impavido® sales during the first three months of 2009, compared to the same period in 2008, while the increase in cost of sales from 2007 to 2008 is directly related to an overall increase in sales and royalties, as discussed above.

Cost of sales as a percentage of sales and royalties increased to 79% in 2009 from 65% in 2008, and from 45% in 2007. The increase in cost of sales as a percentage of sales and royalties from 2008 to 2009 is largely attributable to the comparative decrease in royalty revenues, as discussed above, while the higher percentage of cost of sales in 2008 compared to 2007 is largely related to the product mix, which includes a high concentration of sales related to Cetrotide®, a product that is more expensive to produce. In addition, we wrote down certain elements of our inventory to their net realizable value at the end of 2008, which contributed approximately $0.7 million to the increase in cost of sales compared to 2007.

We expect cost of sales as a percentage of sales and royalties to decrease to approximately 75% in 2010 due to a slight increase in our sales pricing, coupled with an overall reduction in production costs due to an expected favourable change in product mix that will result in additional third-party cost savings.

R&D costs were $44.2 million for the year ended December 31, 2009, compared to $57.4 million and $39.2 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease in R&D costs from 2008 to 2009 is largely attributable to a lower volume of expenses having been incurred in 2009 related to the continued advancement during the first nine months of 2009, followed by the winding down of our development activities linked to cetrorelix in BPH subsequent to our announcements that our related Phase 3 studies did not reach their primary endpoints.

The increase in R&D costs for the year 2008 compared to 2007 is mainly attributable to the advancement of our Phase 3 program with cetrorelix in BPH.

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the years ended December 31, 2009 and 2008.

(in thousands, except percentages)

(unaudited)

Product	Status	Indication	Year ended December 31, 2009		Year ended December 31, 2008
			$	%	$	%
Cetrorelix	Phase 3*	BPH*	23,812	82.3	25,697	71.1
AEZS-130 (SolorelTM)	Phase 3	Endocrinology (diagnostic)	592	2.0	—	—
Perifosine	Phases 2 and 3	Oncology	304	1.1	2,425	6.7
Ozarelix	Phase 2*	BPH*	366	1.3	253	0.7
AEZS-108	Phase 2	Oncology	409	1.4	1,259	3.5
AEZS-112	Phase 1	Cancer	430	1.5	981	2.7
AEZS-129 / Erk PI3K	Preclinical	Cancer	1,151	4.0	1,609	4.5
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	530	1.8	1,154	3.2
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	235	0.8	843	2.3
Other	Preclinical	Multiple	1,096	3.8	1,913	5.3
			28,925	100.0	36,134	100.0

* Development activities terminated in the last quarter of 2009 and beginning of 2010.

We expect our overall R&D investments to decrease significantly during 2010, largely due to the expected minimum costs associated with the winding down of our program with cetrorelix in BPH.

R&D tax credits and grants were $0.4 million for the year ended December 31, 2009, compared to $0.3 million and $2.1 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease in R&D tax credits and grants in 2008 compared to 2007 is attributable to our having utilized only Quebec provincial tax credits in 2008, while in 2007, we also reduced our income tax payable by more than $1.6 million, following the elimination of income taxes related to the distribution made to our shareholders in connection with our disposal of Atrium Biotechnologies Inc., now Atrium Innovations Inc. (“Atrium”).

SG&A expenses decreased to $16.0 million for the year ended December 31, 2009, compared to $17.3 million and $20.4 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is related to comparative Euro-to-US dollar exchange rate fluctuations and to the absence in 2009 of certain non-recurring corporate expenses due to cost-saving measures that were implemented beginning in the second quarter of 2008, despite the additional selling expenses charged during 2009 as pertaining to the royalty paid to Tulane, as discussed above.

The decrease in SG&A expenses in 2008 compared to 2007 is primarily related to the organizational changes and cost-saving measures that were implemented beginning in the second quarter of 2008.

We expect our SG&A expenses to decrease in 2010 by approximately $5.0 million, compared to 2009, given the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi and given additional cost-saving measures, including workforce reduction and associated savings due to the expected overall decrease in development activities.

Depreciation and amortization expenses increased to a combined $10.8 million for the year ended December 31, 2009, compared to $7.2 million and $5.6 million for each of the years ended December 31, 2008 and 2007, respectively.

The increase in depreciation and amortization expenses from 2008 to 2009 is attributable to the impairment charges related to cetrorelix, ozarelix and certain items of property, plant and equipment utilized exclusively in the development activities related to cetrorelix, as discussed above. This year-over-year increase was offset in large proportion by the impairment charge of $2.4 million recorded in 2008 related to teverelix, as discussed below.

The increase from 2007 to 2008 was primarily related to an impairment charge of approximately $2.4 million, recorded as amortization expense, taken in the fourth quarter of 2008 and related to teverelix, which had been determined to be impaired following Ardana’s entering into voluntary administration. Ardana is party to an assignment agreement upon which the cash recoverability of teverelix depends, and, as such, this customer’s entering into voluntary administration has triggered the likelihood that no future cash flows will be received by the Company in connection with the aforementioned license agreement. This increase in amortization expense was partially offset by reductions in depreciation and amortization expenses related to long-lived assets held for sale, including the Quebec City building and land, and Impavido®, on which depreciation and amortization ceased during the final months of 2007. The underlying assets were sold in 2008, as discussed above.

Impairment of long-lived assets held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment was related to the building and land held for sale for which the estimated fair value had been based on offers received by third parties.

Loss from operations amounted to $24.0 million for the year ended December 31, 2009, compared to $62.4 million and $34.8 million for each of the years ended December 31, 2008 and 2007, respectively.

The significant decrease in loss from operations is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D and SG&A expenses, partly offset by increased depreciation and amortization expenses and by a lower comparative manufacturer margin, as discussed above.

The increase in loss from operations in 2008 as compared to 2007 is largely attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization and higher R&D costs, partly offset by lower SG&A expenses.

We foresee our loss from operations to increase in 2010, as compared to 2009, mainly as a result of the expected non-recurrence of license fee amortization of previously deferred revenues associated with cetrorelix and ozarelix, as discussed above, partly offset by an anticipated reduction in R&D and SG&A costs.

Other income (expenses)

Interest income amounted to $0.3 million for the year ended December 31, 2009, compared to $0.9 million and $1.9 million for each of the years ended December 31, 2008 and 2007, respectively. Interest income is derived from our cash, cash equivalents and short-term investments, which, excluding restricted balances, totalled $38.1 million as at December 31, 2009, $49.7 million as at December 31, 2008 and $41.4 million as at December 31, 2007.

The decrease in interest income from 2007 to 2008 is due to the fact that less cash had been invested during 2008, with the exception of a large portion of the proceeds received in connection with our sale of rights to future royalties to Cowen, though only in December 2008.

Foreign exchange loss amounted to $1.1 million for the year ended December 31, 2009, compared to a gain of $3.1 million and a loss of $1.0 million for each of the years ended December 31, 2008 and 2007, respectively. The increased foreign exchange loss reported for the year ended December 31, 2009 is attributable to the comparative weakening of the US dollar vis-à-vis both the Canadian dollar and the euro since December 31, 2008, as presented below.

The increase in foreign exchange gains in 2008 is mainly attributable to advances to our German subsidiary, denominated in euros, and with our US-based subsidiary, denominated in US dollars, and the corresponding strengthening of the euro and the US dollar compared to the Canadian dollar. Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency due to a change in economic facts and circumstances. This change did not result in any significant impact on our consolidated financial statements.

The year-end conversion rates from the euro and Canadian dollar to the US dollar can be summarized as follows:

	As at December 31,
1 US dollar equivalent to:	2009	2008	2007
	$	$	$
Euro	0.7007	0.7145	0.6870
Canadian dollar	1.0510	1.2180	0.9913

Income tax (expense) recovery was $nil for the year ended December 31, 2009, compared to ($1.2 million) and $2.0 million for each of the years ended December 31, 2008 and 2007, respectively.

The increase in income tax expense from 2007 to 2008 is largely attributable to a minimum tax payable in Germany due to the tax accounting ramifications of the sale of future royalties to Cowen, referred to above, and to the utilization, in 2007, of some of our future income tax assets following the non-recurring taxable capital gain realized in connection with our disposal of Atrium.

In 2010, we do not expect to record any significant income tax recovery or expense in our foreign or domestic entities.

Net loss from continuing operations was $24.7 million for the year ended December 31, 2009, compared to $59.8 million and $32.0 million for each of the years ended December 31, 2008 and 2007, respectively. The significant decrease in net loss from continuing operations is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D, SG&A and income tax expenses, partly offset by lower comparative sales and royalties and increased depreciation and amortization expenses and foreign exchange losses, as discussed above.

The increase in net loss from continuing operations from 2007 to 2008 is largely attributable to a combination of lower license fee revenues, an increase in R&D costs related to the advancement of our Phase 3 program with cetrorelix in BPH, lower manufacturing margins, higher depreciation and amortization and higher income tax expense in 2008, partly offset by lower SG&A expenses and higher net foreign exchange gains.

Net loss from discontinued operations represents the results of operations related to Echelon Biosciences, Inc. (“Echelon”), which we disposed of in November 2007 and whose results were included in our consolidated statements of operations for the year ended December 31, 2007.

Net loss was $24.7 million, or $0.43 per basic and diluted share for the year ended December 31, 2009, compared to $59.8 million, or $1.12 per basic and diluted share and $32.3 million, or $0.61 per basic and diluted share, for each of the years ended December 31, 2008 and 2007, respectively.

The significant decrease in net loss is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D, SG&A and income tax expenses, partly offset by lower comparative sales and royalties and increased depreciation and amortization expenses and foreign exchange losses, as discussed above.

The increase in net loss in 2008 as compared to 2007 is attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization, higher income tax expense and higher R&D costs, partly offset by lower SG&A expenses and higher net foreign exchange gains.

We expect that the net loss for the year 2010 will increase, together with our expected loss from operations, as discussed above.

The weighted average number of shares outstanding used to calculate basic net loss per share for the years ended December 31, 2009, 2008 and 2007 was 56.9 million shares, 53.2 million shares and 53.2 million shares, respectively.

Consolidated Balance Sheet Information

(Unaudited)

	As at December 31,
(in thousands)	2009	2008	2007
	$	$	$

Cash and cash equivalents	38,100	49,226	10,272
Short-term investments	—	493	31,115
Accounts receivable and other current assets	10,913	12,005	18,193
Restricted cash	878	—	—
Property, plant and equipment, net	4,358	6,682	7,460
Other long-term assets	32,013	39,936	56,323
Total assets	86,262	108,342	123,363

Accounts payable and other current liabilities	19,211	22,121	21,480
Current portion of long-term debt and payable	57	49	775
Long-term payable	143	172	—
Non-financial long-term liabilities*	57,625	64,525	12,517
Total liabilities	77,036	86,867	34,772
Shareholders’ equity	9,226	21,475	88,591
Total liabilities and shareholders’ equity	86,262	108,342	123,363

* Comprised mainly of deferred revenues and employee future benefits.

2009 compared to 2008

The decrease in cash and cash equivalents as at December 31, 2009, compared to December 31, 2008 is due primarily to recurring cash flows used in operating activities and by the reduction of currently available cash due to a transfer of funds to a restricted account, as discussed below, largely offset by the receipt of proceeds from sanofi and to the receipt of net proceeds in connection with the two registered direct offerings, as discussed above.

The decrease in property, plant and equipment as at December 31, 2009, compared to December 31, 2008 is due largely to the impairment charge that was taken against certain items utilized exclusively in the development activities related to cetrorelix, as discussed above.

The decrease in other long-term assets primarily includes the reduction to intangible assets, which in turn was attributable to the impairment charges taken on cetrorelix and ozarelix, as discussed above. Additionally, the reduction is attributable to deferred charges amounting to approximately $0.7 million, which were deferred in 2007 and 2008, but which were included as a reduction to share capital in connection with the First Offering, as discussed above.

The reduction in non-financial long-term liabilities mainly is attributable to deferred revenues, which in 2009 were lower following both the ongoing amortization of the proceeds received from Cowen and the full recognition of previously deferred amounts associated with license and development agreements related to the use of ozarelix, as discussed above.

The decrease in shareholders’ equity from 2008 to 2009 is attributable to the increase in consolidated deficit due to the current year’s net loss and to the decrease in accumulated other comprehensive income, offset in large proportion by the increase in share capital and warrants following the two registered direct offerings discussed above.

2008 compared to 2007

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

The decrease in other long-term assets is primarily due to the disposal, in 2008, of the long-lived assets which had been reported as held for sale as at December 31, 2007, as discussed above and the impairment charge that was taken relative to teverelix in the fourth quarter of 2008, partially offset by a net increase in deferred charges, due mainly to the capitalization of financial advisory, legal and other costs incurred in connection with the sale of our rights to future royalties to Cowen. The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following the receipt of proceeds from Cowen, as well as an increase in employee future benefits related mainly to employees in our German subsidiary.

The decrease in shareholders’ equity from 2007 to 2008 is almost entirely attributable to the increase in consolidated deficit due to the 2008 net loss and the decrease in accumulated other comprehensive income, which in turn is largely made up of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

	Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Long-term payable	200	57	114	29	—
Operating leases	12,721	2,008	4,038	3,894	2,781
Commercial commitments	6,801	5,256	1,545	—	—
Total	19,722	7,321	5,697	3,923	2,781

Outstanding Share Data

As at March 23, 2010, there were 63,089,954 common shares issued and outstanding and there were 6,213,922 stock options outstanding. Warrants outstanding as at March 23, 2010 represent a total of 4,110,603 equivalent common shares.

Capital disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we raised additional capital via the registered direct offerings discussed above.

During 2008, we fulfilled our obligation on the loan from the federal and provincial governments with a nominal value of CAN$800,000.

In connection with the sale of the Quebec City building and land discussed above, we entered into a long-term lease agreement with the principal tenant of the building. As part of the agreement, we agreed to pay the principal tenant CAN$300,000 (approximately $285,000) as an incentive and service fee. The resulting payable is non-interest bearing and is due in bi-annual installments of CAN$30,000 (approximately $28,500) over the next five years.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

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

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities, the selling of non-core assets and other non-dilutive activities, except for the two registered direct offerings completed during the year ended December 31, 2009, as discussed above.

Our cash, cash equivalents and short-term investments amounted to $38.1 million as at December 31, 2009, compared to $49.7 million as at December 31, 2008. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As at December 31, 2009, cash, cash equivalents and short-term investments of the Company included CAN$2.6 million and €6.3million.

Based on our assessment, which took into account the cash received in connection with the 2008 sale of rights to future royalties to Cowen, the upfront payment received from sanofi and the net proceeds received in connection with the two registered direct offerings discussed above, as well as our strategic plan and corresponding budgets for 2010 and projections for 2011 and 2012, and despite the announcement of negative results associated with our Phase 3 studies with cetrorelix in BPH, we believe that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the next 12-month period from the balance sheet date.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variation of our liquidity by activity is explained below, not considering any cash flows used in or provided by discontinued operations.

Operating Activities

Cash flows used in our continuing operating activities amounted to $24.1 million for the year ended December 31, 2009, compared to $1.3 million and $25.7 million for each of the years ended December 31, 2008 and 2007, respectively.

The significant increase in cash used in our continuing operating activities from 2008 to 2009 is attributable to the receipt of cash proceeds of $52.5 million in 2008 from Cowen, as discussed below, compared to the lower cash proceeds of $30.0 million from sanofi in 2009, as discussed above. Also, operating cash payments for prepaid expenses and accounts payable were higher during 2009 as compared to 2008.

The significant decrease in cash used in operating activities from 2007 to 2008 relates in large proportion to the net cash proceeds received from Cowen, as discussed above, in addition to higher upfront payments received from certain customers and higher cash collections of trade accounts receivable. These cash inflows were partially offset by increased cash expenditures that contributed to the increase in our net loss, as well as by payments made, which were mainly related to financial advisory, legal and other costs incurred in connection with the transaction with Cowen, as well as to a higher volume of trade accounts payable settlements.

We expect net cash used in continuing operating activities to increase significantly in 2010, as compared to 2009, largely given the comparative absence of net proceeds associated with our agreement with sanofi, which has been terminated, as discussed above.

Financing Activities

Net cash provided by (used in) continuing financing activities was $14.2 million for the year ended December 31, 2009, compared to ($1.2 million) and ($1.1 million) for each of the years ended December 31, 2008 and 2007, respectively. The significant increase in net cash provided by financing activities in 2009 is attributable to the registered direct offerings discussed above, while the funds in 2008 and 2007 were used mainly for the repayments of our long-term debt and payable, as well as in connection with the filing of a shelf prospectus.

Investing Activities

Cash (used in) provided by continuing investing activities (excluding the changes in short-term investments) amounted to ($1.7 million) for the year ended December 31, 2009, compared to $13.6 million and ($3.0 million) for each of the years ended December 31, 2008 and 2007, respectively. These fluctuations relate in large proportion to the disposals of the building and land in Quebec City and of Impavido®, both of which had been reported as long-lived assets held for sale as at December 31, 2007 and sold in 2008.

Also, as discussed above, during 2009, we transferred approximately $0.9 million to a restricted cash account. Changes to restricted cash balances, including any interest earned thereon, are reported in the statement of cash flows as investing activities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP. A summary of significant and pertinent measurement and disclosure differences between Canadian and US GAAP is provided in note 26 to our 2009 consolidated financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. We base our estimates on historical experience, where relevant, and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenues

We are currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value and the applicable revenue recognition criteria are applied to each of the separate units.

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

Proceeds received in connection with the sale of rights to future royalties are deferred and recognized over the life of the license agreement pursuant to the “units-of-revenue” method, as discussed above.

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

Goodwill, which represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Income Taxes

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

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

New Accounting Standards

Impact of accounting standards adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to our interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for accounting for business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. We have early adopted this standard effective January 1, 2009 and have applied the provisions thereof retrospectively, without any impact on our consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. We adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on our consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. We early adopted these amendments on July 1, 2009, and such adoption did not have any impact on our consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments apply to annual financial statements for years ending after September 30, 2009. We have adopted these amendments, and there has been no significant impact on our consolidated financial statements. Additional required disclosures have been made where applicable.

Accounting standards not yet adopted

In December 2009, the EIC issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method.  EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method.  EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. We are currently evaluating the impact that this guidance may have on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway.

Solutions development activities include, but are not limited to, the following key activities:

•                  Performance of a more detailed review of relevant IFRS standards in order to identify differences as compared to our current accounting policies;

•                  Performance of quantitative and qualitative impact analyses pursuant to the application of current international guidance to financial information;

•                  Preparation of “mock” financial statements and notes in accordance with IFRS in order to establish a model for required presentation, format and disclosures;

•                  Selection or modification of accounting policies, where required or appropriate, including those available under IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), as discussed below;

•                  Identification of any necessary changes relative to information-gathering activities and processes, including systems;

•                  Identification of impact on other internal and external stakeholders; and

•                  Providing training to selected personnel.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards likely will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact
Financial instruments — contingent settlement provisions

IAS 32, Financial Instruments: Disclosure and Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 26 to our 2009 consolidated financial statements.

It should be noted that the differences shown above are not a complete list of topics that are or could become pertinent to our business. As such, as we advance our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion
Business combinations

IFRS 1 allows first-time adopters to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.
Valuation of property, plant and equipment	IFRS 1 permits first-time adopters to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.
Foreign currency translation adjustments	IFRS 1 permits first-time adopters to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Other IFRS 1 exemptions will be considered as we continue to make progress in our conversion activities.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Outlook for 2010

Perifosine

We expect to continue the development of perifosine in North America (US, Canada and Mexico) in collaboration with our partner, Keryx, and benefit from this development in order to ultimately achieve registration in other territories. The primary focus will be to advance the Phase 3 registration studies in conformity with the SPA that Keryx recently received from the FDA in multiple myeloma and refractory metastatic colon cancer. Keryx is responsible, in accordance with the terms of our license agreement, for the North American development and registration of perifosine. We have access to all corresponding data at no additional cost. In parallel with the North American development activities, we expect to seek scientific advice with the European Medicines Agency (“EMA”) relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories. We also expect to establish a strategy that will enable us to benefit from the Asian markets and from other attractive territories. In the event that EMA requires additional trials or any additional development work prior to confirming compliance with European regulations, we will support the corresponding R&D investments as we seek additional partnerships for the corresponding territories.

AEZS-108

We expect to perform, together with cooperative groups and clinical investigators, additional studies in endometrial or ovarian cancer, as well as in new indications such as prostate cancer and bladder cancer. Based on our available financial resources and on the level of sponsorships that we successfully obtain from different organizations, we will decide on our next studies.

AEZS-130 (SolorelTM)

Upon satisfactory discussions and agreement with the FDA, we expect to complete the Phase 3 program for AEZS-130 (SolorelTM) as a diagnostic test for adult growth hormone deficiency and to submit a corresponding NDA to the FDA.

Revenue expectations

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received.  Additionally, excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to decrease slightly in 2010.

Cost reduction and development focus

During 2010, we expect to focus on R&D efforts vis-à-vis our later-stage compounds, including perifosine, AEZS-108 and SolorelTM. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. We do not expect to pursue any development relating to cetrorelix or ozarelix. With this focused strategy, we can expect a reduction of our R&D expenses by nearly $20.0 million in 2010, as compared to 2009.

With regard to our SG&A expenses, in light of the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi and given additional cost-saving measures, we expect to reduce our costs in 2010 by approximately $5.0 million, as compared to 2009.

We expect that our cash burn should therefore be in the range of $32.0 million to $35.0 million, excluding any non-dilutive activities relating to the licensing out of our advanced products.

On March 12, 2010, we filed a Canadian short-form base shelf prospectus, as well as a registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”), which were declared effective by both the Canadian authorities and the SEC, and which would permit us to issue up to $60.0 million of freely tradeable common shares and warrants to purchase common shares.

We continue to endeavour to become a specialty pharmaceutical focused on oncology and endocrinology with our own marketing activities in selected territories and seek commercial partners, in order to carry out our strategic objectives.

Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2009, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at March 23, 2010.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Short-term investments have consisted of notes issued by high-credit quality corporations and institutions. Also, any accounts receivable balances due as at December 31, 2009 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash, short-term investments and accounts receivable to be minimal.

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

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the year ended December 31, 2009.

As at December 31, 2009, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Item 6.            Directors, Senior Management and Employees

A.            Directors and senior management

The following table sets forth information about our directors and corporate officers as of March 22, 2010.

Name and Place of Residence	Position with Aeterna Zentaris

Aubut, Marcel	Director
Quebec, Canada

Blake, Paul	Senior Vice President and Chief Medical Officer
Pennsylvania, United States

Byorum, Martha	Director
New York, United States

Dorais, José P.	Director
Quebec, Canada

Engel Juergen	President and Chief Executive Officer and Director
Alzenau, Germany

Ernst, Juergen	Executive Chairman of the Board and Director
Brussels, Belgium

Lapalme, Pierre	Director
Quebec, Canada

Laurin, Pierre	Director
Quebec, Canada

Limoges, Gérard	Director
Quebec, Canada

MacDonald, Pierre	Director
Quebec, Canada

Martin, Gerald J.	Director
California, United States

Métivier, Amélie	Assistant Secretary
Quebec, Canada

Pelliccione, Nicholas	Senior Vice President, Regulatory Affairs and Quality Assurance
New York, United States

Seeber, Matthias	Senior Vice President, Administration and Legal Affairs
Frankfurt, Germany

Shapiro, Elliot	Corporate Secretary
Quebec, Canada

Turpin, Dennis	Senior Vice President and Chief Financial Officer
Quebec, Canada

The following is a brief biography of each of our directors and senior officers.

Marcel Aubut has served as a director on our Board since 1996. A key figure in Canadian business and an icon in the world of sports, Marcel Aubut, O.C., O.Q., Q.C. Ad. E., has been a corporate and litigation lawyer for more than thirty years. A partner with Heenan Blaikie Aubut LLP, he is a member of the firm’s National Management Committee and its Executive Committee. In 1983, Mr. Aubut founded the firm of Aubut Chabot. He was President and Chief Executive Officer of Le Club de Hockey Les Nordiques de Québec, as well as founding president and chief executive officer of Parc technologique du Québec métropolitain. Many companies have called on Mr. Aubut to be a director, including such high-profile ones as Boralex Power Income Fund, Boralex Inc., Atomic Energy Canada, Cinar, Hydro-Québec, The Laurentian Group, Investors Group of Mutual Funds, Sodic Québec Inc., International Continental Insurers Ltd, the National Hockey League Pension Society, Olybro Inc. (previously known as Olymel), TransForce Inc., La Fondation Nordiques and Purolator.

Paul Blake was appointed our Senior Vice President and Chief Medical Officer in August 2007. Prior to joining us, Dr. Blake was Chief Medical Officer of Avigenics, Inc. since January 2007. In 2005, he was Senior Vice President, Clinical Research and Regulatory Affairs at Cephalon, Inc. before being promoted to Executive Vice President, Worldwide Medical & Regulatory Operations. From 1992 to 1998, he held the position of Senior Vice President and Medical Director, Clinical Research and Development at SmithKline Beecham Pharmaceuticals (now GSK). Dr. Blake earned a medical degree from the London University, Royal Free Hospital. He was elected Fellow of the American College of Clinical Pharmacology, Fellow of the Faculty of Pharmaceutical Medicine, Royal College of Physicians in the UK, and he is a Fellow of the Royal College of Physicians in the UK.

Martha Byorum has served as a director on our Board since 2001. Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a division of Stephens, Inc., a private investment banking firm. From 2003 to 2004, Ms. Byorum served as Chief Executive Officer of Cori Investment Advisors, LLC, which was spun off from Violy, Byorum & Partners (“VB&P”) in 2003. VB&P was an independent strategic advisory and investment banking firm specializing in Latin America. Prior to co-founding VB&P in 1996, Ms. Byorum had a 24-year career at Citibank, where, among other things, she served as Chief of Staff and Chief Financial Officer for Citibank’s Latin American Banking Group from 1986-1990, overseeing $15 billion of loans and coordinating activities in 22 countries. She later was appointed the head of Citibank’s U.S. Corporate Banking Business, and a member of the bank’s Operating Committee and Customer Group with global responsibilities. Ms. Byorum is a director of the following companies which file reports pursuant to the Exchange Act: Æterna Zentaris Inc., Northwest Natural Gas Company, and M&F Worldwide Corp.

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

Juergen Engel was appointed President and Chief Executive Officer, effective September 1, 2008, after having up to such time served as our Executive Vice President and Chief Scientific Officer. He became a director on our Board in 2003.  Dr. Engel has been Managing Director of AEZS Germany, the Company’s principal subsidiary, since the beginning of 2001. Before that, he was in charge of all research and development activities of ASTA Medica AG. He is member of the Board of Directors of Isotechnika Pharma Inc., and member of the Advisory Board of GIG, Berlin and ElexoPharm, Saarbrücken.

Juergen Ernst was appointed Executive Chairman of the Board, effective September 1, 2008, after having served as Chairman of the Board from August 13, 2007 until April 10, 2008 and as Interim President and Chief Executive Officer from April 11, 2008 until August 31, 2008. He has served as a director on our Board since 2005. A seasoned executive with more than 20 years of pharmaceutical industry expertise mainly in the field of corporate development and pharmaceutical product marketing, Mr. Ernst was worldwide General Manager, Pharmaceutical Sector of Solvay S.A., before retiring in 2004. He is now a member of the Board of Directors of Solvay Pharmaceuticals B.V. since January 1, 2005 and a director of Pharming Group N.V., Leiden, Netherlands since April 15, 2009.

Pierre Lapalme has served as a director on our Board since December 2009. Mr. Lapalme has over the course of his career held numerous senior management positions in various global life sciences companies. He is former Senior Vice-President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice-President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of the National Pharmaceutical Council USA and was a Board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was Board member and Chairman of the Board of Sciele Pharma Inc. which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Inc.  Chairman of the Board of Pediapharm Inc.  Board member of Algorithme Pharma Inc. and Board member of Confab Inc. He studied at the University of Western Ontario and at INSEAD, France.

Pierre Laurin has served as a director on our Board since 1998. Mr. Laurin has been Director of the Hautes Études Commerciales Business School in Montreal (HEC Montréal) since January 1999. He was elected Chairman of the Board of Directors of our former subsidiary, Atrium, in February 2001. From 1969 to 1982, Mr. Laurin held successively the positions of teacher and Dean with the Hautes Études Commerciales. Since then, he has acted as Vice President, General Manager, Planning and Administration for Alcan. He was also the founding President and CEO of Soccrent, a venture capital firm in Saguenay-Lac-St-Jean.  He has also spent 13 years as Vice Chairman of the Board and President for Quebec of Merrill Lynch. Mr. Laurin is a member of several boards of directors of corporations including Quebecor Inc., Microcell Telecommunications Inc., Æterna Zentaris and the Fondation J.-Armand Bombardier. Mr. Laurin holds a Ph.D. degree in business from Harvard University, a Licence ès Sciences Commerciales from the Hautes Études Commerciales Business School, and Bachelor’s degree ès Art from the Séminaire de Philosophie de Montréal.  He also holds a Doctorate Honoris Causa from Concordia University. He is an officer of the Order of Canada, and holds “L’ordre du Mérite” of the Republic of France.

Gérard Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General’s Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice-chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from public practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the University de Montreal and affiliate schools (2000-2003). Mr. Limoges is a board member and chairman of the audit committees of the following public companies: Æterna Zentaris Inc., Atrium Innovations Inc. (TSX), Hartco Inc. (TSX), Hart Stores Inc. (TSX) and a board member and chairman of the governance committee of Noranda Income Fund (TSX). He is also a board member of various private companies and charities. M. Limoges received the Order of Canada in 2002.

Pierre MacDonald has served as a director on our Board since November 2000. Mr. MacDonald is President and CEO of MacD Consult Inc., a management consulting firm in international finance and marketing, based in Montreal. He served as the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. In December 1995, he was elected to the National Assembly of Quebec and became Minister of International Trade and Technology. He was also named Vice Chairman of the Treasury Board of the Government of Quebec. He also served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Master of Commerce degrees from Laval University in Québec.

Gerald J. Martin has served as a director on our Board since 2006. Former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories, Mr. Martin is currently Board Member of Life Sciences Information Technology Global Institute, a not-for-profit public benefit corporation chartered to identify and develop Good Informatics Practices (GIP) with a focus on the establishment of GIP in drug development. He was former Chairman of the Board of Milkahaus Laboratory based in Providence, Rhode Island, a biotechnology company specialized mainly in male health. During his career in the biopharmaceutical and pharmaceutical sectors, Mr. Martin, in addition to his general management functions, developed a strong expertise in sales and marketing, business development, as well as in clinical development.

Amélie Métivier, Assistant Secretary. Ms. Métivier has served as our Assistant Secretary since April 2009. In addition, Ms. Métivier is currently a lawyer at the law firm of Ogilvy Renault LLP with a business law and transaction-oriented practice, where she has worked since 2003. She is a member of the Barreau du Québec since 2006, and holds an LL.B. (2004) degree from Université de Montréal.

Nicholas J. Pelliccione was appointed our Senior Vice President, Regulatory Affairs and Quality Assurance in May 2007. In previous roles, Dr. Pelliccione has been responsible for the clinical/preclinical and CMC regulatory aspects of new drugs in the oncology, anti-infectives, cytokines and cardiovascular therapy areas, leading to several approvals. He served as Senior Vice President, Regulatory and Pharmaceutical Sciences at Chugai Pharma USA from May 2005 until March 2007. Prior to his experience at Chugai, Dr. Pelliccione spent more than 15 years at Schering Plough Corporation holding positions with increasing responsibility from Manager of Regulatory Affairs, Oncology to, prior to his departure, Vice President, Global Regulatory Affairs, Chemistry, Manufacturing and Controls. Dr. Pelliccione holds a Ph.D. in Biochemistry from Mount Sinai School of Medicine, New York and a BS in Chemistry from Polytechnic University.

Matthias Seeber was appointed our Senior Vice President, Administration and Legal Affairs in December 2008. Mr. Seeber served as Managing Director of AEZS Germany since July 2003 up to his most recent appointment. Prior to that, he had assumed the position of Investor Relations Manager of Altana AG, following several years in the banking industry with Deka Investment Management and Dresdner Bank AG. Mr. Seeber is a member of the Deutsche Vereinigung für Finanzanalyse und Asset Management (DVFA/CEFA). He obtained his M.B.A. from George Mason University Graduate School of Business Administration in the United States.

Elliot Shapiro was appointed our Corporate Secretary in April 2009. In addition, Mr. Shapiro is currently a partner and a lawyer at the law firm of Ogilvy Renault LLP with a business law and transaction-oriented practice, where he has worked since 1999. He has been a member of the Barreau du Québec since 2000. Mr. Shapiro holds B.C.L. (1999), LL.B. (1999) and B.A. (1993) degrees from McGill University.

Dennis Turpin was appointed our Senior Vice President and Chief Financial Officer in August 2007. Prior to that, he served as our Vice President and Chief Financial Officer since June 1999. Mr. Turpin joined Æterna Zentaris in August 1996 as Director of Finance. Prior to that, he was Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered accountant in 1987.

B.                                    Compensation

A.            Compensation of Outside Directors

The compensation paid to the Company’s directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Company’s directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Corporate Governance, Nominating and Human Resources Committee (the “Governance Committee”). During the most recently completed financial year, the Governance Committee was composed of four (4) directors, each of whom is independent, namely Messrs. Pierre MacDonald, José P. Dorais, Juergen Ernst and Pierre Laurin. One of the members of the Governance Committee, namely Juergen Ernst, is an executive officer of the Company.

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

In light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Company, the Governance Committee recommended and the Board approved two sets of reductions to directors’ and committee members’ retainers and attendance fees, such reductions having taken effect as of July 1, 2009 and January 1, 2010, respectively.

We did not retain the services of any external compensation consultant in or with respect to the financial year ended December 31, 2009.

Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Company or its subsidiaries (“Outside Directors”) as described in the table below.

Type of Compensation	Annualized Compensation between Jan. 1 and June 30, 2009 (in units of home country currency)	Annualized Compensation between July 1 and Dec. 31, 2009 (in units of home country currency)	Average Annualized Total Compensation in 2009 (in units of home country currency)	Annual Compensation as of Jan. 1, 2010 (in units of home country currency)
Executive Chairman’s Retainer	75,000	60,000	67,500	45,000
Vice Chairman’s Retainer	25,000	20,000	22,500	15,000
Board Retainer	25,000	20,000	22,500	15,000
Board Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting
Audit Committee Chair Retainer	20,000	15,000	17,500	15,000
Audit Committee Member Retainer	5,000	4,000	4,500	4,000
Audit Committee Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting
Governance Committee Chair Retainer	15,000	12,000	13,500	12,000
Governance Committee Member Retainer	2,500	2,000	2,250	2,000
Governance Committee Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting

All amounts in the above table are paid to Board and committee members in their home country currency.

The President and Chief Executive Officer is the only member of the Board who is not an Outside Director. Therefore, he is not compensated in his capacity as a director. The Executive Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending December 31, 2009:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the- money Options(2) (CAN$)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)
	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—
	12-16-2002	15,000	3.68	12-15-2012	—	—	—	—
	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—
	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—
Marcel Aubut	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—
	12-16-2002	15,000	3.68	12-15-2012	—	—	—	—
	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—
	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—
Martha Byorum	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

José P. Dorais	—	—	—	—	—	—	—	—

	02-25-2005	15,000	5.09	02-24-2015	—	—	—	—
	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
Juergen Ernst	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	11-14-2008	100,000	0.65	11-13-2018	20,000	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Pierre Lapalme	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Pierre Laurin	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—
	12-16-2002	24,000	3.68	12-15-2012	—	—	—	—
	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—
	03-29-2004	3,000	6.26	03-28-2014	—	—	—	—
	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—
	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Gérard Limoges	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—
	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the- money Options(2) (CAN$)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)
	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—
	12-16-2002	24,000	3.68	12-15-2012	—	—	—	—
	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—
	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—
Pierre MacDonald	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

	01-25-2006	15,000	5.04	12-12-2015	—	—	—	—
	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—
Gérald J. Martin	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—
	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—
	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

(1)          The number of securities underlying unexercised options represent all awards outstanding as at December 31, 2009.

(2)          “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the common shares on the TSX on the last trading day of the fiscal year (December 31, 2009) of CAN$0.85 and the exercise price of the options, multiplied by the number of unexercised options.

See “Summary of the Stock Option Plan” below for more details on the Stock Option Plan (as defined below).

Total Compensation of Outside Directors

The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2009 (all amounts are in US dollars):

	Fees earned ($)		Share- based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)		Total
Name	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)		($)
Marcel Aubut	19,710	11,169	—	9,636	—	—	—		40,515
Martha Byorum	27,000	17,500	—	9,636	—	—	1,500		55,636
José P. Dorais	21,681	17,739	—	—	—	—	—		39,420
Juergen Ernst	128,043	31,924	—	9,636	—	—	27,760	(4)	197,363
Pierre Lapalme(5)	—	1,314	—	9,636	—	—	—		10,950
Pierre Laurin	21,681	18,615	—	9,636	—	—	—		49,932
Gérard Limoges	35,040	20,586	—	9,636	—	—	3,942		69,204
Pierre MacDonald	55,188	21,681	—	9,636	—	—	2,628		89,133
Gerald J. Martin	22,500	14,750	—	9,636	—	—	—		46,886

(1)   These amounts represent the portion paid in cash to the Outside Directors and are paid in each director’s home country currency.

(2)          The value of option-based awards represents the closing price of the common shares on the TSX at the date of grant (CAN$0.95, equivalent to US$0.83) for options granted on December 9, 2009 multiplied by the Black-Scholes factor as at such date (57.895% for options granted on December 9, 2009) and the number of stock options granted in 2009.

(3)          These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director’s home country currency.

(4)          Excludes a bonus of €125,000 paid to Mr. Ernst in 2009 in his prior capacity as Interim President and CEO in connection with the entering into of the commercial agreement for cetrorelix with sanofi-aventis in March 2009.

(5)          Pierre Lapalme was appointed to the Board on December 8, 2009.

During the financial year ended December 31, 2009, the Company paid an aggregate amount of $521,951 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2009. Outside Directors are paid in their home country currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

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

Thus, the Governance Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation. The Board, which includes the members of the Governance Committee, reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance and compensation in light of such goals and objectives.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

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

Benchmarking

In order to attain our objectives of providing market competitive compensation opportunities, our executive compensation plan, based on a study provided by AON Corporation (and updated annually), is benchmarked against market compensation data gathered from organizations of comparable size and other companies with which we compete for executive talent (the “Reference Group”). An overview of the characteristics of the Reference Group is provided in the following table:

(In millions of US$)

	Æterna Zentaris		Survey Reference Group
Location	North America and Europe		North America
Industries	Biopharmaceutical		Biopharmaceutical
Revenues Last fiscal year	38.48	(1)	37.6	(2)
Market Capitalization As at October 30, 2009	64.35		148.69
Net Loss Last fiscal year	59.82	(1)	53.13	(2)

(1)          For the year ended December 31, 2008.

(2)          The Reference Group for the financial year ended December 31, 2009 was selected in October 2009 and these data are based on their most recently completed fiscal year at such time.

The Reference Group used in respect of the financial year ended December 31, 2009 was composed of the following companies: Acadia Pharmaceuticals Inc.; Acorda Therapeutics Inc.; Array Biopharma Inc.; Caraco Pharmaceutical Labs; BioSanté Pharmaceuticals, Inc.; Cell Therapeutics Inc.; Enzon Pharmaceuticals Inc.; Genomic Health Inc.; Ista Pharmaceuticals Inc.; Ligand Pharmaceuticals; MDRNA, Inc.; Neurocrine Biosciences Inc.; Nps Pharmaceuticals Inc.; Salix Pharmaceuticals Ltd; Savient Pharmaceuticals Inc.; and Xoma Ltd.

Positioning

The Company’s compensation policy is for executive compensation to be generally aligned with the 50th percentile of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. The total cash target payment for our executive officers generally falls within the market 50th percentile competitive range.

Compensation Elements

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to our success and to ensure competitive compensation, in order that we may benefit from the expertise required to pursue our objectives.

Our executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components:

(i)                         base salary;

(ii)                      non-equity incentives — consisting of a cash bonus linked to both individual and corporate performance;

(iii)                   long-term compensation — consisting of our stock option plan established for the benefit of our directors, executive officers and employees (the “Stock Option Plan”); and

(iv)                  other elements of compensation — consisting of benefits, perquisites and retirement benefits.

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

In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual’s performance, as well as the performance of the Company.

For the financial year ended December 31, 2009, the Governance Committee recommended, and the Board approved, in light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Company, that no cash bonuses be paid in respect of the 2009 year, and that there be no increase in 2010 from the 2009 annual base salaries and potential bonus amounts for all executive officers. Instead, in partial replacement of their 2009 annual cash bonuses, the Governance Committee approved the granting of additional stock options to executives according to the following formula: $1 (CAN or US) or €1 = 1 stock option, as adjusted based on each senior executive’s individual performance. Stock options granted in December 2009 to the Company’s senior executives were granted with an accelerated vesting schedule (18 months instead of three years, with the first one-third of the options vesting six months after the date of grant), in order to allow these grants to serve their purpose as partial compensation for the non-payment of cash bonuses. See “Summary of the Stock Option Plan” below for more details on the Stock Option Plan.

The stock options granted to our executive officers represented 95% of the target payout established by the Governance Committee.

Long-term Equity Compensation Plan of Executive Officers

The long-term component of the compensation of the Company’s executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest over a period of three years, however, as mentioned in the section above, the vesting schedule for the options granted to senior executives in December 2009 was accelerated from three years to 18 months. Stock options are usually granted to executive officers in December of each year.

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

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the “Outside Expiry Date”). The Board or the Governance Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of common shares covered by each of such options grants, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the common shares may be purchased may not be lower than the greater of the closing prices of the common shares on the TSX and the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be.

Unless the Board or the Governance Committee decides otherwise, option holders cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event an option holder who is an officer or employee resigns or voluntarily leaves his or her employment with the Company or one of its subsidiaries or the employment with the Company or one of its subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Company or one of its subsidiaries, the date on which such optionee ceases to be a member of the relevant board of directors; (ii) six months following the date on which employment is terminated as a result of the death of an option holder who is an officer or employee and, in the case of an optionee who is a non-employee director of the Company or one of its subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant board of directors by reason of death; (iii) 30 days following the date on which an option holder’s employment with the Company or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the option holder; and (iv) where the option holder is a service supplier, 30 days following the date on which such option holder ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

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

The Stock Option Plan currently provides that the following amendments may be made to the Stock Option Plan upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

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

•                  the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by the Company;

•                  with respect to any option holder whether or not such option holder is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

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

The maximum number of common shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding common shares at any given time, which, as at March 22, 2010, represented 7,192,255 common shares. There are currently 6,213,922 options outstanding under the Stock Option Plan representing 9.8% of all issued and outstanding common shares. Under the Stock Option Plan, (i) the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of the Company’s security-based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding securities and (ii) no single option holder may hold options to purchase, from time to time, more than 5% of the Company’s issued and outstanding common shares.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each of our Company’s President and Chief Executive Officer, the Chief Financial Officer and our three (3) other most highly compensated executive officers of the Company during the most recently completed financial year (collectively, the “Named Executive Officers”) as of December 31, 2009:

	Option-based Awards						Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)		Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)
Engel, Juergen	02-20-2003	60,000	2.43		12-31-2012	—	—	—	—
	12-11-2003	60,000	1.74		12-10-2013	—	—	—	—
	12-14-2004	100,000	5.83		12-13-2014	—	—	—	—
	12-13-2005	50,000	3.53		12-12-2015	—	—	—	—
	01-04-2007	50,000	4.65		01-03-2017	—	—	—	—
	12-11-2007	50,000	1.82		12-10-2017	—	—	—	—
	11-14-2008	200,000	0.65		11-13-2018	40,000	—	—	—
	12-08-2008	75,000	0.55		12-08-2018	22,500	—	—	—
	12-09-2009	165,000	0.95		12-08-2010	—	—	—	—
Turpin, Dennis	12-04-2001	30,000	6.18		12-04-2011	—	—	—	—
	11-01-2002	90,000	3.94		10-31-2012	—	—	—	—
	12-16-2002	50,000	3.68		12-15-2012	—	—	—	—
	12-11-2003	60,000	1.74		12-10-2013	—	—	—	—
	12-14-2004	90,000	5.83		12-13-2014	—	—	—	—
	12-13-2005	50,000	3.53		12-12-2015	—	—	—	—
	01-04-2007	50,000	4.65		01-03-2017	—	—	—	—
	12-11-2007	50,000	1.82		12-10-2017	—	—	—	—
	12-09-2009	115,000	0.95		12-08-2010	—	—	—	—
Blake, Paul	07-27-2007	45,000	3.05	(3)	07-26-2017	—	—	—	—
	12-11-2007	50,000	1.82	(3)	12-10-2017	—	—	—	—
	12-08-2008	50,000	0.55		12-08-2018	15,000	—	—	—

	Option-based Awards						Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)		Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)
	12-09-2009	110,000	0.95		12-08-2010	—	—	—	—
Seeber, Matthias	02-20-203	15,000	2.43		12-31-2012	—	—	—	—
	12-11-2003	45,000	1.74		12-10-2013	—	—	—	—
	12-14-2004	50,000	5.83		12-13-2014	—	—	—	—
	12-13-2005	40,000	3.53		12-12-2015	—	—	—	—
	01-04-2007	30,000	4.65		01-03-2017	—	—	—	—
	12-11-2007	25,000	1.82		12-10-2017	—	—	—	—
	12-08-2008	30,000	0.55		12-08-2018	9,000	—	—	—
	12-09-2009	115,000	0.95		12-08-2010	—	—	—	—
Pelliccione, Nicholas J.	05-07-2007	25,000	3.96	(3)	05-06-2017	—	—	—	—
	12-11-2007	50,000	1.82	(3)	12-10-2017	—	—	—	—
	12-08-2008	20,000	0.55		12-08-2018	6,000	—	—	—
	12-09-2009	60,000	0.95		12-08-2010	—	—	—	—

(1)          The number of securities underlying unexercised options represents all awards outstanding at December 31, 2009.

(2)          “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the common shares on the TSX on the last trading day of the year (December 31, 2009) of CAN$0.85 and the exercise price of the options, multiplied by the number of unexercised options.

(3)          These amounts are expressed in US dollars.

Incentive plan awards - Value vested or earned during the year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ending December 31, 2009.

Name	Option-based awards - Value vested during the year(1) (CAN$)	Share-based awards - Value vested during the year (CAN$)	Non-equity incentive plan compensation - Value earned during the year (CAN$)
Engel, Juergen	40,000	—	—
Turpin, Dennis	—	—	—
Blake, Paul	6,667	—	—
Seeber, Matthias	4,000	—	—
Pelliccione, Nicholas J.	2,667	—	—

(1)          The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares on the TSX and the exercise price on such vesting date.

Other Forms of Compensation

Benefits and Perquisites

Our executive employee benefits program also includes life, medical, dental and disability insurance. Perquisites consist of a car allowance and human resources counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.

Pension Plan

One of our Named Executive Officers, namely Dr. Juergen Engel, the President and Chief Executive Officer, participates in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer’s average salary of the last twelve months during the first five working years after initial participation in this plan and increase by 0.4% for each additional year of employment.

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

As at December 31, 2009, Dr. Engel had 33 years and 4 months of credited service in the aforementioned non-contributory defined benefit pension plan.

Defined Benefit Plans Table

	Number of years of credited	Annual benefits payable		Accrued obligation at	Compensatory	Non- compensatory	Accrued obligation at
Name	service (#)	At year end ($)(1)	At age 65 ($)(1)	start of year ($)(1)	change ($)(1)	change ($)(1)	year end ($)(1)
Juergen Engel	33.33	218,217	218,501	2,998,772	431,110	113,769	3,543,651

(1)          All amounts in the above table have been converted from euros to US$ based on the exchange rate on December 31, 2009, which was €1.000 = US$1.4272.

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

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the financial year ended December 31, 2009 and 2008. Our executive officers are generally paid in their home country’s currency. All amounts in the Summary Compensation Table below are in US dollars and have been converted from the Named Executive Officers’ home country currency to US dollars based on the following average exchange rates for the financial year ended December 31, 2009: €1.00 = US$1.388; and CAN$1.00 = US$0.876; and for the financial year ended December 31, 2008: €1.00 = US$1.464; and CAN$1.00 = US$0.937.

SUMMARY COMPENSATION TABLE

						Non-equity incentive plan compensation
Name and principal		Salary		Share based awards	Option based awards(1)	Annual incentive plan		Long-term incentive plans	Pension value	All other compensation(2)		Total compensation
position	Years	($)		($)	($)	($)		($)	($)	($)		($)
Juergen Engel President and CEO	2009	458,040		—	79,497	—		—	431,110	3,209	(3)	971,856
	2008	405,925	(4)	—	67,777	248,093	(5)(6)	—	473,277	3,366	(3)	1,198,438
Dennis Turpin Senior Vice President and CFO	2009	284,700		—	55,407	—		—	—	—		340,107
	2008	317,352		—	—	30,000	(6)	—	—	95,780	(7)	443,132

Paul Blake Senior Vice President and Chief Medical Officer	2009	366,000		—	52,998	—		—	—	10,250	(7)	429,248
	2008	355,250		—	10,788	135,000	(6)	—	—	10,250	(8)	511,288

Matthias Seeber Senior Vice President, Administration and Legal Affairs	2009	306,748		—	55,407	—		—	—	54,300	(3)	416,455
	2008	307,372		—	6,473	120,755	(5)	—	—	61,881	(3)	496,481

Nicholas J. Pelliccione Senior Vice President Regulatory Affairs and Quality Assurance	2009	317,300		—	28,908	—		—	—	8,250	(7)	354,458
	2008	317,300		—	4,315	70,000	(6)	—	—	10,250	(8)	401,865

(1)          The value of the option-based awards represents the closing price of the common shares on the TSX at the date of grant (CAN$0.95 equivalent to US$0.83) for options granted on December 9, 2009 multiplied by the Black-Scholes factor as at such date (57.895% for options granted on December 9, 2009) and the number of stock options granted in 2009.

(2)          “All Other Compensation” represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the financial year ended December 31, 2009. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable.

(3)          Represents DUPK/RUK (Germany) employer contributions to Dr. Engel’s and Mr. Seeber’s retirement savings plans. Although the Company does not generally view employer contributions to employees’ and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

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

(6)          Includes a one time cash payment of $10,000 that was awarded in March 2008 to the Named Executive Officers with the exception of Mr. Seeber. This award, to have been used solely to purchase the Company’s common shares on the NASDAQ, was granted by the Board in order to encourage share ownership of the Company’s common shares by senior management.

(7)          Represents $91,765 of relocation costs and $4,015 in employer’s contribution to Mr. Turpin’s 401(k) retirement savings plan. Although the Company does not generally view employer contributions to employees’ and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

(8)          Represents 401(k) employer contributions to Messrs. Blake’s and Pelliccione’s retirement savings plans. Although the Company does not generally view employer contributions to employees’ and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Company’s executive compensation policy described in section entitled, “Compensation of Executive Officers”, under Item 6 and the President and Chief Executive Officer participates together with the other Named Executive Officers in all of our incentive plans.

Dr. Engel’s total earned salary for 2009 was $458,040, which places him approximately 5.1% below the 50th percentile in relation to the companies in the Reference Group.

The Governance Committee recommended, and the Board approved, in light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Company, that no annual cash bonus be paid in respect of the 2009 year. Instead, in partial replacement of the 2009 annual cash bonus, the Governance Committee approved the granting of additional stock options to the CEO based on his individual performance. The terms of such grant provide for accelerated vesting conditions, in order to allow these grants to serve their purpose as a partial replacement for annual bonuses. See “Summary of the Stock Option Plan” on page 87 for more details on the Stock Option Plan.

The President and Chief Executive Officer was awarded a grant of 165,000 stock options on December 9, 2009 (at an exercise price of CAN$0.95) for his performance in the context of the Company’s objectives in 2009.

C.            Board practices

Our Articles provide that our Board shall be composed of a minimum of five and a maximum of fifteen directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier.

Under the terms of contractual agreements among the Company, SGF Santé Inc. and Dr. Éric Dupont concerning, among other matters, the election of directors, provided that SGF Santé Inc. holds at least 5% of the Company’s issued and outstanding voting shares, (a) the Companywill propose for election as a director of the Company, at each annual meeting of the shareholders (i) one candidate designated by SGF Santé Inc., provided that the candidate receives a favourable recommendation from the Governance Committee, and (ii) one candidate jointly designated by SGF Santé Inc. and Dr. Éric Dupont, (b) the Companywill solicit proxies from its shareholders for the election of such candidates as directors of the Company, and (c) Dr. Éric Dupont will exercise the voting rights attached to his common shares, on any resolution relating to the election of directors to be submitted to the beneficial holders of any participating shares of the Company, in favour of the election of the candidates so designated. Similarly, under the terms of an agreement among the Company, SGF Santé Inc. and Fonds de solidarité des travailleurs du Québec (F.T.Q.). (“F.T.Q.”) concerning the election of directors, provided that SGF Santé Inc. and F.T.Q. together hold at least 5% of the Company’s issued and outstanding voting shares, (a) the Companywill propose for election as a director of the Company, at each annual meeting of the shareholders, one candidate jointly designated by SGF Santé Inc. and F.T.Q., provided that the candidate receives a favourable recommendation from the Governance Committee and (b) the Companywill solicit proxies from its shareholders for the election of such candidate as a director of the Company.

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

The function of the Audit Committee is oversight and while it has the responsibilities and powers set forth in its charter (filed as Exhibit 11.2 to this annual report), it is neither the duty of the committee to plan or to conduct audits or to determine that the Company’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

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

The current members of the Governance Committee are Juergen Ernst, José P. Dorais, Pierre Laurin and Pierre MacDonald.

D.            Employees

As of March 1, 2010, we had a total of 99 Full Time Equivalents (“FTE”) (as compared to 109 at March 1, 2009 and 131 at March 1, 2008), of which 82 are based in Frankfurt, Germany  (excluding the effects of “short hours” as explained below), 6 in New Jersey, United States, and 11 in Quebec City, Canada. Of these, 61 are involved in discovery, preclinical, clinical and pharmaceutical development, 11 are involved in regulatory affairs, quality assurance and intellectual property, and 27 are involved in business operations, communications, finance, information technology, human resources, project management and legal affairs. Following the negative results of our Phase 3 efficacy studies for Cetrorelix in BPH in 2009, we applied for and were granted approval by the German Ministry of Labor to implement the so-called “Kurzarbeit” (“short hours”) regime for a one-year term.  “Short hours” is a system offered by the German Ministry of Labor for companies undergoing economic distress as a result of an unexpected event which causes temporary overcapacity in the work force. Under the system, we are allowed to selectively reduce the working hours of our employees thereby reducing the labor costs for the company accordingly. The employees affected by “short hours” are compensated for the salary shortfall by the German Government.  As of March 1, 2010, and including the effects of “short hours”, the equivalent number of FTE is further reduced to 68 FTE for Frankfurt, Germany and to 85 for the Company as a whole. The initial approval by the German Ministry of Labor is valid until August 2010 allowing for a follow-up application of up to a maximum of one additional year.

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

E.            Share ownership

The information in the table below is provided as of March 22, 2010:

Name	No. of common shares owned or held	Percent(1)	No. of stock options Held(2)	No. of currently exercisable options

Marcel Aubut	112,500	*	145,000	110,000
Paul Blake	60,720	*	255,000	80,001
Martha Byorum	12,000	*	145,000	110,000
José P. Dorais	—	*
Juergen Engel	79,779	*	810,000	445,001
Juergen Ernst	58,850	*	195,000	93,334
Pierre Lapalme	—		20,000	—
Pierre Laurin	50,200	*	157,000	122,000
Gérard Limoges	9,000	*	95,000	60,000
Pierre MacDonald	26,500	*	154,000	119,000
Gerald J. Martin	14,000	*	80,000	45,000
Nicholas J. Pelliccione	25,000	*	155,000	56,668
Matthias Seeber	—	*	350,000	206,667
Dennis Turpin	13,250	*	585,000	453,334

All of our directors and senior officers as a group	461,799	0.73	3,146,000	1,901,005

*      Less than 1%

(1)         Based on 63,089,954 common shares outstanding as of March 22, 2010.

(2)         For information regarding option expiration dates and exercise price refer to the tables included under item 6.B.

Item 7.           Major Shareholders and Related Party Transactions

A.            Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Based on filings with the Securities and Exchange Commission and the Canadian securities regulatory authorities, as of March 22, 2010, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our common shares carrying more than 5% of the voting rights attached to all our common shares.  As used in the table below, “beneficial ownership” means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have “beneficial ownership” of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same group of securities.

Name of shareholder	Common Shares	Total Percentage of Voting Rights
	(#)	(%)
Fonds de solidarité des travailleurs du Québec (F.T.Q.)	8,161,569	12.94

SGF Santé Inc.	8,810,878	13.97

None of the shareholders set out above has different voting rights from the other shareholders, although F.T.Q. and SGF do have certain Board nomination rights as described under Item 6.C above, “Directors, Senior Management and Employees — Board Practices”.

United States Shareholders

As of December 31, 2009, there were a total of 236 holders of record of our common shares, of which 7 were registered with addresses in the United States holding in the aggregate approximately 17.45% of our outstanding common shares. We believe that the number of beneficial owners of our common shares is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names.”

B.            Related party transactions

None

C.            Interests of experts and counsel

Not applicable.

Item 8.           Financial Information

A.            Consolidated statements and other financial information

The financial statements filed as part of this annual report are presented under “Item 18. — Financial Statements.”

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Valuation allowance on future income tax assets

	Years ended December 31,
	2009	2008	2007

Balance - Beginning of year	$36,581	$23,289	$13,337
Change in valuation allowance	9,959	17,554	6,963
Impact of foreign exchange rate changes	3,810	(4,262)	2,989

Balance - End of year	$50,350	$36,581	$23,289

Export Sales

Export and domestic sales in thousands of US dollars and as percentage of total sales as follows:

	Years ended December 31,
	2009		2008		2007

Export Sales	$63,237	100.00%	$38,145	99.13%	$41,668	99.05%
Domestic Sales	—	0.00%	333	0.87%	400	0.95%
	$63,237	100.00%	$38,478	100.00%	$42,068	100.00%

Dividend Policy

Since our incorporation, we have not paid any dividends, and we do not anticipate paying any dividends in the foreseeable future.

B.            Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.           The Offering and Listing

A.            Offer and listing details

Not Applicable, except for Item 9A(4).

Our common shares are listed and posted for trading on NASDAQ under the symbol “AEZS” and on the TSX under the symbol “AEZ”. The following table indicates, for the relevant periods, the high and low closing prices of our common shares on NASDAQ and on the TSX:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2009	2.83	0.46	3.11	0.57
2008	1.80	0.40	1.85	0.44
2007	4.36	1.46	5.10	1.47
2006	7.46	4.05	8.60	4.68
2005	6.36	4.18	7.65	4.92

2008
Fourth quarter	0.60	0.40	0.72	0.44
Third quarter	1.36	0.59	1.42	0.61
Second quarter	1.80	1.00	1.85	1.01
First quarter	1.73	0.77	1.78	0.75

2009
Fourth quarter	1.25	0.80	1.40	0.83
Third quarter	2.83	0.89	3.11	0.97
Second quarter	2.35	0.89	2.63	1.06
First quarter	0.97	0.46	1.25	0.57

Last six months
Feb-10	0.87	0.81	0.91	0.86
Jan-10	0.93	0.80	0.99	0.83
Dec-09	1.12	0.80	1.17	0.83
Nov-09	1.10	0.98	1.17	1.05
Oct-09	1.25	0.99	1.40	1.07
Sept-09	1.38	0.89	1.46	0.98

B.            Plan of distribution

Not applicable.

C.            Markets

Our common shares are listed and posted for trading on the TSX under the symbol “AEZ” and are quoted on the NASDAQ under the symbol “AEZS.” On January 21, 2010, we announced that we had received a letter from the Listing Qualifications Department of the Nasdaq Stock Market regarding the failure by the Company to comply with NASDAQ’s minimum closing bid price requirements. In accordance with NASDAQ Listing Rule 5810(c)(3)(a), we are provided a grace period of 180 calendar days, or until July 20, 2010, to regain compliance with this requirement. If we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, our common shares may be delisted from NASDAQ. If our shares were delisted from TSX or NASDAQ, investors may have difficulty in disposing of our common shares held by them.

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

Pursuant to the Company’s bylaws, the directors of the Company manage and administer the business and affairs of the Company and exercise all such powers and authority as the Company is authorized to exercise pursuant to the CBCA, the Restated Articles of Incorporation and the bylaws. The general duties of a director or officer of the Company under the CBCA are to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to the Company and its shareholders for breach of fiduciary duty. In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to the Company for any amounts improperly paid or distributed.

The Company’s bylaws provide that the Board may, from time to time, appoint from amongst their number committees of the Board, and delegate to any such committee any of the powers of the Board except those which pursuant to the CBCA a committee of the Board has no authority to exercise. As such, the Board has two standing committees: the Audit Committee and the Governance Committee.

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

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): common shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As of March 22, 2010, there were 63,089,954 common shares outstanding. No Preferred Shares of the Company have been issued to date.

Common Shares

The holders of the common shares are entitled to one vote for each common share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by the Company’s Board of Directors on the common shares. Finally, the holders of the common shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares

The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of or to attend or vote at meetings of shareholders. The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, common shares or shares of any other class of shares of the share capital of the Company ranking junior to the First Preferred Shares with respect to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the

Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of common shares or shares of any other class of shares of the share capital of the Company ranking junior to the Second Preferred Shares with respect to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

Our Board of Directors may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a “Permitted Bid”, as described below, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of common shares, other than the acquiror, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Shareholder Rights Plan Agreement which sets forth the Rights Plan. The Rights Plan is filed as an exhibit to this annual report on Form 20-F.

Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right was issued in respect of each common share outstanding at 5:01 p.m. on March 29, 2010 (the “Effective Date”). In addition, one right will be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the common shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event, each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from the Company, effective at the close of business on the eighth trading day after the Stock Acquisition Date, upon payment to the Company of the Exercise Price, common shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the common shares for the five consecutive trading days (i.e. days on which the TSX is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the common shares and are represented by the same share certificates as the common shares or an entry in the Company’s securities register in respect of any outstanding common shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the common shares. The rights do not carry any of the rights attaching to the common shares such as voting or dividend rights.

Separation Time

The rights will separate from the common shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

1.              the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and

2.              the date of the commencement of, or first public announcement of the intention of any person (other than the Company or any of its subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of the outstanding common shares of the Company other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid), as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one common share upon payment to the Company of the Exercise Price.

Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding common shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived occurs (see “Waiver and Redemption” below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as of the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from the Company, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of common shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Lock-up Agreements with the Company’s shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their common shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the common shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the common shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Lock-up

Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

The Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the common shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Lock-up Agreement be made available to the Company and the public. The definition of Lock-up Agreement also provides that under a Lock-up Agreement, no “break up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2½% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Lock-up Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1.              the take-over bid must be made by means of a take-over bid circular;

2.              the take-over bid must be made to all holders of common shares wherever resident, on identical terms and conditions, other than the bidder;

3.              the take-over bid must not permit common shares tendered pursuant to the bid to be taken up or paid for

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

4.              the take-over bid must allow common shares to be deposited, unless the take-over bid is withdrawn, at any time up to the close of business on the date that the common shares are to be first taken up and paid for;

5.              the take-over bid must allow common shares to be withdrawn until taken up and paid for; and

6.              if more than 50% of the then outstanding common shares held by Independent Shareholders are deposited or tendered to the take-over bid within the 60-day period and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of common shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding common shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3(a) above and must not permit common shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date which is earlier than 35 days (or such longer minimum period of days that the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made.

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

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of $0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the common shares or the rights and reissue rights under the Rights Plan to holders of record of common shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and the Company shall be deemed to have issued replacement rights to the holders of its then outstanding common shares.

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

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding common shares, pro rata distributions to holders of common shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to the Company’s shareholders as are considered appropriate.

Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Term

The Rights Plan will expire (the “Expiration Time”) on the earlier of the first annual meeting of shareholders of the Company following March 29, 2016, being the sixth anniversary of the Effective Date (subject to the approval of the resolution by the shareholders at the Meeting and reconfirmation at the first annual meeting of shareholders of the Company following March 29, 2013 (being the third anniversary of the Effective Date)) and the time at which the right to exercise rights shall terminate pursuant to the provisions of the Rights Plan pertaining to the redemption of rights and the waiver of the application of the Rights Plan, after which time it will automatically terminate.

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

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer voting securities of an issuer or a combination of both, carrying more than ten percent of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within ten days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.

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

Limitations on Right to Own Securities

Neither Canadian law nor the Company’s Restated Articles of Incorporation or bylaws limit the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (the “Investment Act”). The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CAN$5 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). Subject to the Amendments (as defined below), an investment in common shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equalled or exceeded CAN$299 million (for 2010). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the common shares would be exempt from the Investment Act, including: (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

The Canadian Federal Government adopted certain amendments (the “Amendments”) to the Investment Act in 2009. Some of the Amendments, which came into force on February 6, 2009, introduce a national security test and review process, authorizing the Canadian Minister of Industry to review investments that “could be injurious to national security,” regardless of the size of the transaction. Some of the other Amendments will come into force on a day to be fixed by order of the Canadian Governor in Council, including the increase to the thresholds that trigger governmental review for WTO Investors. Therefore, the thresholds for the review of direct acquisitions of control by WTO Investors would increase from the current CAN$299 million (based on book value) to CAN$600 million (to be based on the “enterprise value” of the Canadian business) for the two years after such Amendments come into force, to CAN$800 million in the following two years and then to CAN$1 billion for the next two years. Thereafter, the thresholds are to be adjusted to account for inflation. A number of the Amendments still require additional definition and details, which will be set forth in regulations promulgated under the Investment Act.

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

Employment Agreements

The Company and/or its subsidiaries have entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers. The Employment Agreements provide that we will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive grants of stock options which will be reviewed annually in accordance with our policies. The Employment Agreements have an indefinite term. However, in addition to his Employment Agreement, Dr. Engel had previously entered into a service contract in his prior capacity as Managing Director with Æterna Zentaris GmbH, our principal subsidiary, which service contract expires on August 31, 2010.Each of the Employment Agreements provides that, if we terminate the employment of a Named Executive Officer without cause, then the executive will be entitled to receive, in the case of Dr. Engel, a lumpsum payment, less statutory deductions, of the equivalent of twelve months of his then applicable base salary, an amount equivalent to the annual bonus received for the most recently completed year and an amount equivalent to twelve months of the cost of the other benefits to which he is entitled (such amounts increasing to the equivalent of 24 months of his then applicable base salary and twice his annual bonus received for the last completed year, commencing in March 2010). In the case of Mr. Turpin, the lump sum will be equivalent to 18 months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and 18 months of the value of the other benefits to which he is entitled. In the case of Dr. Blake and Messrs. Pelliccione and Seeber, they are entitled to receive, upon termination of employment without cause, a lump sum equivalent to twelve months of their then applicable base salaries, an amount equivalent to the annual bonus received for the preceding year and twelve months of the value of the other benefits to which they are entitled.

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

Pursuant to the Employment Agreements, each of the Named Executive Officers is also entitled to certain payments (the “Change of Control Payments”) in the event (i) a “Change of Control” occurs and (ii) during the twelve-month period following the Change of Control, either the Company terminates the employment of the executive “without Cause” or if the executive terminates his or her employment “for Good Reason”.

The Change of Control Payments are as follows:

•                  for Dr. Engel and Mr. Seeber, (i) the equivalent of 24 months of their then prevailing annual base salaries, (ii) an amount equivalent to twice the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 24 months of the value of the benefits which were in force at the time of termination of the executive’s employment, calculated on a yearly basis, including car allowance, but excluding operating costs; and

•                  for Mr. Turpin, the Change of Control Payment would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year; and

•                  for Dr. Blake and Mr. Pelliccione (i) the equivalent of 18 months of their then prevailing annual base salaries, (ii) an amount equivalent to 1.5 times the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 18 months of the value of the benefits which were in force at the time of termination of the executive’s employment, calculated on a yearly basis, including car allowance, but excluding operating costs.

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

Other Material Contracts

We are party to a license and collaboration agreement with Keryx. Under the terms of this agreement, Keryx undertakes, at its own cost, all development activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides for, among other things, the availability of data generated by both parties free of charge. In September 2002, we received an upfront payment of approximately $0.5 million and are eligible to receive payments of up to an aggregate of $18.3 million upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

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

The following summary describes the principal Canadian federal income tax consequences to a purchaser who acquires common shares (a “holder”) who, for the purposes of the Canadian federal Income Tax Act, R.S.C. 1985, as amended (the “Tax Act”), deals at arm’s length with, and is not affiliated with, the Corporation and holds their common shares as capital property.  Common shares will generally be considered to be capital property for purposes of the Tax Act unless either the holder holds such common shares in the course of carrying on a business, or the holder has held or acquired such common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a holder an interest in which is a “tax shelter investment” as defined in the Tax Act, or to a holder which is a “financial institution” as defined in the Tax Act subject to the “mark-to-market” rules set out therein.  Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and the Company’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”).  It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (“Tax Proposals”) prior to the date hereof, and assumes that all such Tax Proposals will be enacted as currently proposed.  No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.  This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, local, territorial or foreign tax considerations.

Holders Not Resident in Canada

The following discussion applies to a holder of common shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold common shares in carrying on a business or part of a business in Canada (a “Non-Resident holder”).  In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Disposition of Common Shares

A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of common shares unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention.  As long as the common shares are then listed on a “designated stock exchange” (which currently includes the NASDAQ and the TSX), the common shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm’s length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company.

Under Tax Proposals announced by the Minister of Finance on March 4, 2010, common shares will generally not constitute taxable Canadian property to a Non-Resident holder at a particular time provided that (a) the common shares are listed on a designated stock exchange and (b) during the 60-month period that ends at the time the common shares are disposed of, both (i) 25% or more of the issued shares of any class or series of shares of the Company were not owned by and did not belong to one or any combination of the Non-Resident holder and persons with whom the Non-Resident holder did not deal at arm’s length, and (ii) not more than 50% of the fair market value of the common shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties, timber resource properties and options in respect of, interests in or rights in such properties, whether or not the property exists.

If the common shares were to cease being listed on the NASDAQ, the TSX or another “recognized stock exchange”, a Non-Resident holder who disposes of common shares that are taxable Canadian property may be required to fulfill the requirements of section 116 of the Tax Act. An exemption from such requirements is available on the disposition of “treaty-

protected property”, which is property any income or gain on the disposition of which is exempt from tax under Part I of the Tax Act as a result of an applicable income tax treaty or convention.

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident holder will be subject to Canadian withholding tax in the amount of 25%.  Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident.  Under the Canada-United States Income Tax Convention (the “Convention”), the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States entitled to the benefits of the Convention is generally reduced to 15%.

Holders Resident in Canada

The following discussion applies to a holder of common shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Canadian holder”).  Certain Canadian holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, treat the common shares and every other “Canadian security” (as defined in the Tax Act) owned by the Canadian holder as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on the common shares will be included in a Canadian holder’s income for purposes of the Tax Act.  Such dividends received or deemed to be received by a Canadian holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations.  Generally, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient receives written notice from the corporation designating the dividend as an “eligible dividend” (within the meaning of the Tax Act).  There may be limitations on the ability of the Company to designate dividends as eligible dividends.  A Canadian holder that is a corporation will be required to include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income.  A Canadian holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the holder’s taxable income.

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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law. This summary also does not address the tax consequences of holding, exercising or disposing of warrants in the Company. If the Company is a “passive foreign investment company” (“PFIC”), as defined below, U.S. Holders of its warrants will be subject to adverse tax rules and will not be able to make the mark-to-market or the QEF election described below with respect to such warrants. U.S. Holders of warrants should consult their tax advisors with regard to the U.S. federal income tax consequences of holding, exercising or disposing of warrants in the Company, including in the situation in which the Company is classified as a PFIC.

This summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate or gift tax law as applicable to U.S. Holders. U.S. Holders should consult their tax advisors about the potential application of such laws and the application of the U.S. federal income tax rules summarized below to their particular situation. In addition, this discussion is limited to U.S. Holders holding Shares as capital assets. For purposes of this summary, “U.S. Holder” means a beneficial holder of Shares who or that for U.S. federal income tax purposes is:

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

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect for it to be treated as a U.S. person.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partner. Such a partner should consult its own tax advisor as to the tax consequences of the partnership owning and disposing of Shares.

Dividends

Subject to the PFIC rules discussed below, any distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Shares and thereafter as capital gain. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

For taxable years beginning before January 1, 2011, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate if the Company is treated as a PFIC for the taxable year in which a dividend is paid or the preceding year. See “Passive Foreign Investment Company Considerations” below.

Under current law payments of dividends by the Company to non-Canadian investors are generally subject to a 25 percent Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (1980) (“the Treaty”) is reduced to a maximum of 15%. This reduced rate of withholding will not apply if the dividends received by a U.S. Holder are effectively connected with a permanent establishment of the U.S. Holder in Canada.

Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. Gain or loss, if any, realized on a sale or other disposition of the Canadian dollars will generally be U.S. source ordinary income or loss to a U.S. Holder.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Company. U.S. Holders should consult their tax advisors concerning the foreign tax credit implications of the payment of Canadian taxes.

The Company generally does not pay any dividends and does not anticipate paying any dividends in the foreseeable future.

Sale or Other Taxable Disposition

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Shares.

This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. For taxable years beginning before January 1, 2011, the rates of taxation for long-term capital gains of non-corporate U.S. Holders are reduced as compared to such rates thereafter. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S. source for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

The Company believes it was not a PFIC for the 2009 taxable year. However, since the fair market value of the Company’s assets may be determined in large part by the market price of the Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction, no assurance can be provided that the Company would not be classified as a PFIC for the 2010 taxable year and for any future taxable year.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Shares, the U.S. Holder, absent certain elections (including the mark-to-market election described below), will generally be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares) and (ii) any gain realized on the sale or other disposition of Shares.

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

U.S. Holders can avoid the interest charge described above by making a mark-to-market election with respect to the Shares, provided that the Shares are “marketable.” Shares will be marketable if they are regularly traded on a qualified exchange or other market. For this purpose, Shares generally will be considered to be regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Shares are currently listed and regularly traded on NASDAQ, which constitutes a qualified exchange.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year an amount equal to the excess, if any, of the fair market value of the Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in the Shares over the fair market value of the Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior taxable years. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in the Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from the actual sale or other disposition of the Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of Shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior taxable years.

A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS unless the Shares cease to be marketable, in which case the election is automatically terminated. If the Company is classified as a PFIC for any taxable year in which a U.S. Holder owns Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made.

In some cases, a shareholder of a PFIC can avoid the interest charge and other adverse PFIC consequences described above by making a qualified electing fund (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. If the Company is classified as a PFIC, it does not, however, expect to provide to U.S. Holders the information regarding its income that would be necessary in order for a U.S. Holder to make a QEF election with respect to Shares.

If the Company is classified as a PFIC, a U.S. Holder of Shares will generally be treated as owning stock owned by the Company in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to distributions to the Company by, and dispositions by the Company of the stock of such subsidiaries.  A mark-to-market election is not permitted for the shares of any subsidiary of the Company that is also classified as a PFIC.

If the Company is classified as a PFIC and then ceases to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Shares on the last day of the taxable year of the Company during which it was a PFIC. A U.S. Holder that made a deemed sale election would then cease to be treated as owning a stock in a PFIC by reason of ownership of Shares in the Company. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above.

Under recently enacted U.S. tax legislation and subject to future guidance, if the Company is a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of Shares.  Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Information Reporting and Backup Withholding

The proceeds of a sale or other disposition, as well as dividends paid with respect to Shares by a U.S. payor, generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide in the appropriate manner an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.

Backup withholding is not an additional tax. U.S. Holders generally will be allowed a refund or credit against their U.S. federal income tax liability for amounts withheld, provided the required information is timely furnished to the IRS.

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Holder (that is an individual or, to the extent provided in future guidance, a domestic entity) to report to the IRS such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as the Company) for taxable years beginning after March 18, 2010. Although expected, no guidance on this reporting requirement has yet been issued. U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of Shares.

F.            Dividends and paying agents

Not applicable.

G.            Statement by experts

Not applicable.

H.            Documents on display

In addition to placing our audited comparative annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this annual report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The Company’s annual reports and some of the other information submitted by the Company to the SEC may be accessed through this website. In addition, material filed by the Company can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes the Company’s Management Information Circular for its annual meeting to be held on May 13, 2010 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our annual financial statements for the year ended December 31, 2009 and our MD&A relating to these statements included elsewhere in this annual report. These documents are also accessible on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

I.             Subsidiary information

The subsidiaries of the Company are set forth under “Item 4C. — Organizational Structure”.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses.

Fair value

The Company has established the following classifications for its financial instruments:

•                  cash and cash equivalents and restricted cash (2009 only) are classified under “Assets Held for Trading”;

•                  short-term investments (2008 only) are classified under “Available-for-Sale Assets”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Financial risk management

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks, are presented below.

a)            Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.  Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Short-term investments (2008 only) consist of notes issued by high-credit quality corporations and institutions. Also, any accounts receivable balances due to the Company that are past due as at December 31, 2009 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash, short-term investments and accounts receivable to be minimal.

b)            Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar and the EUR exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1.00 = US$1.4272.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at December 31, 2009 would be as follows:

	Carrying	Balances denominated in US$
(in thousands)	amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents	27,244	1,362	(1,362)
Total impact on consolidated net loss - (increase)/decrease		1,362	(1,362)

c)             Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage. The Company also manages liquidity risk by continuously monitoring actual and projected cash flow. The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The Company’s investment policy ensures the safety and preservation of its principal, as outlined above, to ensure the Company’s liquidity needs are met.

Item 12.         Description of Securities Other than Equity Securities

A.            Debt securities

Not applicable.

B.            Warrants and rights

Not applicable.

C.            Other securities

Not applicable.

D.            American depositary shares

Not applicable.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.         Controls and Procedures

Under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Registrant’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of the Registrant’s management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as at December 31, 2009.

Attestation Report of the Independent Auditors

See the report of PricewaterhouseCoopers LLP included under Item 18, “Financial Statements”.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.         [Reserved]

Item 16A.      Audit Committee Financial Expert

The Board of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert of the Registrant is Mr. Gérard Limoges, FCA, the Audit Committee’s Chairman. The Commission has indicated that the designation of Mr. Limoges as the audit committee financial expert of the Registrant does not: (i) make Mr. Limoges an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other members of the Audit committee are Ms. Martha Byorum and Mr. Pierre MacDonald, each of whom, along with Mr. Limoges, is independent, as that term is defined in the NASDAQ listing standards. For a description of their respective education and experience, please refer to “Item 6. — Directors, Senior Management and Employees”.

Item 16B.      Code of Ethics

On March 29, 2004, the Board adopted a “Code of Ethical Conduct”, which has been amended by the Board on November 3, 2004, December 13, 2005, March 2, 2007 and March 10, 2009. The December 13, 2005 amendment incorporates changes to the duty to report violations consistent with applicable laws. The Registrant has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to the Registrant’s Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is attached as Exhibit 11.1 to this annual report and is also available on the Registrant’s Web site at www.aezsinc.com under the Investors — Governance tab. The Code of Ethical Conduct is a “code of ethics” as defined in paragraph (b) of Item 16B to Form 20-F. The Code of Ethical Conduct applies to all of the Registrant’s employees, directors and officers, including the Registrant’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. The Registrant will provide this document without charge to any person or company upon request to the Corporate Secretary of the Registrant, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada.

Item 16C.      Principal Accountant Fees and Services

(All amounts are in US dollars)

A.            Audit Fees

During the financial years ended December 31, 2009 and 2008, the Registrant’s principal accountant, PricewaterhouseCoopers LLP, billed it aggregate amounts of $435,710 and $332,495, respectively, for the audit of the Registrant’s annual consolidated financial statements and services in connection with statutory and regulatory filings.

B.            Audit-related Fees

During the financial years ended December 31, 2009 and 2008, the Registrant’s principal accountant, PricewaterhouseCoopers LLP, billed it aggregate amounts of $44,485 and $219,407, respectively, for audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and the delivery of customary consent and comfort letters in connection therewith.

C.            Tax Fees

During the financial years ended December 31, 2009 and 2008, the Registrant’s principal accountant, PricewaterhouseCoopers LLP, billed it aggregate amounts of $63,819 and $96,017, respectively, for services related to tax compliance, tax planning and tax advice.

D.            All Other Fees

During the financial years ended December 31, 2009 and 2008, the Registrant’s principal accountant, Pricewaterhouse Coopers LLP, billed it aggregate amounts of $4,164 and $12,962, respectively, for services not included in audit fees, audit-related fees and tax fees consisting primarily of fees for translation services.

E.            Audit Committee Pre-Approval Policies and Procedures

Under applicable Canadian securities regulations, the Registrant is required to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (filed as Exhibit 11.6 to this annual report) provides that it is such committee’s responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

For each of the years ended December 31, 2009 and 2008, none of the non-audit services provided by the Registrant’s external auditor were approved by the Audit Committee pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services.

During the financial year ended on December 31, 2009, only full-time permanent employees of the Registrant’s principal accountant, PricewaterhouseCoopers LLP, performed work to audit the Registrant’s financial statements.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.       Changes in Registrant’s Certifying Accountant

None.

Item 16G.      Corporate Governance

The Registrant is in compliance with the corporate governance requirements of the NASDAQ except as described below. The Registrant is not in compliance with the NASDAQ requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 33 1/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 20% of the outstanding voting shares. The Registrant received an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant is consistent with generally accepted business practices in Canada, the Registrant’s country of domicile, and with the TSX, the home country exchange on which the Registrant’s voting shares are traded.

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

Item 18.         Financial Statements

The financial statements appear on pages 120 through 170.

Æterna Zentaris Inc.

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(expressed in thousands of US dollars)

Independent Auditors’ Report

To the Shareholders of

Æterna Zentaris Inc.

We have completed integrated audits of Æterna Zentaris Inc.’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, accumulated other comprehensive income and deficit, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. We have also audited the financial statement schedules, Valuation and Qualifying Accounts and Export Sales, in Item 8.A. of this Annual Report on Form 20-F. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedules, Valuation and Qualifying Accounts and Export Sales, in Item 8.A. of this Annual Report on Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Internal control over financial reporting

We have also audited Æterna Zentaris Inc.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing on Page 116 of this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(1)

Quebec City, Province of Quebec, Canada
March 23, 2010

(1) Chartered accountant auditor permit No. 11070

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2009	2008
	$	$
ASSETS
Current assets
Cash and cash equivalents	38,100	49,226
Short-term investments	—	493
Accounts receivable
Trade	2,444	3,425
Other	992	1,100
Income taxes	113	48
Inventory (note 9)	4,415	3,385
Prepaid expenses and other current assets	2,949	4,047
	49,013	61,724
Restricted cash (note 10)	878	—
Property, plant and equipment (note 11)	4,358	6,682
Deferred charges and other long-term assets (note 12)	4,733	5,959
Intangible assets (note 13)	17,034	23,894
Goodwill (note 14)	10,246	10,083
	86,262	108,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 15)	11,919	13,690
Income taxes	965	800
Deferred revenues	6,327	7,631
Current portion of long-term payable (note 8)	57	49
	19,268	22,170
Deferred revenues	45,919	54,433
Long-term payable (note 8)	143	172
Employee future benefits (note 16)	11,640	10,092
Other long-term liability	66	—
	77,036	86,867
Commitments and contingencies (note 24)
SHAREHOLDERS’ EQUITY
Share capital (note 17)	41,203	30,566
Warrants (note 17)	2,899	—
Other capital	79,943	79,669
Deficit	(127,538)	(102,814)
Accumulated other comprehensive income	12,719	14,054
	9,226	21,475
	86,262	108,342
Basis of presentation (note 2)
Evaluation of going concern (note 2)

Approved by the Board of Directors

Juergen Ernst, MBA	Gérard Limoges, FCA
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(expressed in thousands of US dollars, except share data)

	Common shares	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$	$
Balance — December 31, 2006	53,169,470	168,466	—	6,226	(10,114)	14,301	178,879
Effect of the application of new accounting standards	—	—	—	—	(587)	(41)	(628)
Distribution of Atrium (note 6)	—	(137,959)	—	71,122	—	(5,624)	(72,461)
Net loss for the year	—	—	—	—	(32,296)	—	(32,296)
Foreign currency translation adjustments	—	—	—	—	—	13,783	13,783
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	51	51
Issuances pursuant to the stock option plan
For cash (note 17)	18,000	33	—	—	—	—	33
Ascribed value from Other capital	—	26	—	(26)	—	—	—
Disposal of shares of Echelon (note 7)	—	—	—	—	—	(754)	(754)
Stock-based compensation costs	—	—	—	1,984	—	—	1,984
Balance — December 31, 2007	53,187,470	30,566	—	79,306	(42,997)	21,716	88,591
Net loss for the year	—	—	—	—	(59,817)	—	(59,817)
Foreign currency translation adjustments	—	—	—	—	—	(7,655)	(7,655)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(7)	(7)
Stock-based compensation costs	—	—	—	363	—	—	363
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss for the year	—	—	—	—	(24,724)	—	(24,724)
Issuances pursuant to registered direct offerings, net of transaction costs (note 17)	9,902,484	10,637	2,899	—	—	—	13,536
Foreign currency translation adjustments	—	—	—	—	—	(1,332)	(1,332)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(3)	(3)
Stock-based compensation costs	—	—	—	274	—	—	274
Balance — December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Accumulated Other Comprehensive Income and Deficit

(expressed in thousands of US dollars)

	As at December 31,
	2009	2008	2007
	$	$	$
Accumulated other comprehensive income:
Foreign currency translation adjustments	12,719	14,051	21,706
Variation in fair market value of short-term investments, net of income taxes	—	3	10
Accumulated Other Comprehensive Income	12,719	14,054	21,716
Deficit	(127,538)	(102,814)	(42,997)
Total Accumulated Other Comprehensive Income and Deficit	(114,819)	(88,760)	(21,281)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Operations

For the years ended December 31,

(expressed in thousands of US dollars, except share and per share data)

	2009	2008	2007
	$	$	$
Revenues
License fees	42,221	8,504	12,843
Sales and royalties	20,957	29,462	28,825
Other	59	512	400
	63,237	38,478	42,068
Operating expenses
Cost of sales, excluding depreciation and amortization (note 9)	16,501	19,278	12,930
Research and development costs	44,217	57,448	39,248
Research and development tax credits and grants	(403)	(343)	(2,060)
Selling, general and administrative expenses	16,040	17,325	20,403
Depreciation and amortization
Property, plant and equipment (note 11)	3,285	1,515	1,562
Intangible assets (note 13)	7,555	5,639	4,004
Impairment of long-lived assets held for sale (note 8)	—	—	735
	87,195	100,862	76,822
Loss from operations	(23,958)	(62,384)	(34,754)
Other income (expenses)
Interest income	349	868	1,904
Interest expense	(5)	(118)	(85)
Foreign exchange gain (loss)	(1,110)	3,071	(1,035)
Loss on disposal of long-lived assets held for sale (note 8)	—	(35)	—
Loss on disposal of equipment	—	(44)	(28)
	(766)	3,742	756
Loss before income taxes from continuing operations	(24,724)	(58,642)	(33,998)
Income tax (expense) recovery (note 19)	—	(1,175)	1,961
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Net loss from discontinued operations (note 7)	—	—	(259)
Net loss for the year	(24,724)	(59,817)	(32,296)

Net loss per share from continuing operations
Basic and diluted	(0.43)	(1.12)	(0.61)
Net loss per share from discontinued operations
Basic and diluted	—	—	—
Net loss per share
Basic and diluted	(0.43)	(1.12)	(0.61)
Weighted average number of shares (note 21)
Basic and diluted	56,864,484	53,187,470	53,182,803

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31,

(expressed in thousands of US dollars)

	2009	2008	2007
	$	$	$
Net loss for the year	(24,724)	(59,817)	(32,296)
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,332)	(7,655)	13,783
Reclassification adjustment related to disposal of Echelon (note 7)	—	—	(754)
Variation in fair market value of short-term investments, net of income taxes	(3)	(7)	51

Comprehensive loss	(26,059)	(67,479)	(19,216)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(expressed in thousands of US dollars)

	2009	2008	2007
	$	$	$
Cash flows from operating activities
Net loss for the year	(24,724)	(59,817)	(32,296)
Net loss from discontinued operations (note 7)	—	—	259
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Items not affecting cash and cash equivalents
Depreciation and amortization	10,840	7,154	5,566
Stock-based compensation costs	274	363	1,984
Future income taxes	—	—	(1,868)
Inventory write-down (note 9)	—	726	—
Employee future benefits	1,365	984	164
Amortization of deferred charges and other long-term assets	1,819	729	510
Amortization of deferred revenues	(13,506)	(6,213)	(7,012)
Accretion on long-term borrowings	—	—	82
Loss on disposal of long-lived assets held for sale	—	35	—
Loss on disposal of equipment	—	44	28
Impairment of long-lived asset held for sale	—	—	735
Foreign exchange loss (gain) on items denominated in foreign currency	1,098	(3,801)	641
Amortization of prepaid expenses and other non-cash items	15,192	10,179	8,632
Changes in operating assets and liabilities (note 18)	(16,496)	48,345	(3,087)
Net cash used in continuing operating activities	(24,138)	(1,272)	(25,662)
Net cash provided by discontinued operating activities (note 7)	—	—	132
Net cash used in operating activities	(24,138)	(1,272)	(25,530)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,244 (note 17)	14,256	—	—
Repayment of long-term debt and long-term payable	(51)	(784)	(751)
Issuance of shares pursuant to the exercise of stock options	—	—	33
Deferred share issue expenses	—	(408)	(366)
Net cash provided by (used in) continuing financing activities	14,205	(1,192)	(1,084)
Net cash used in discontinued financing activities (note 7)	—	—	(230)
Net cash provided by (used in) financing activities	14,205	(1,192)	(1,314)
Cash flows from investing activities
Purchase of short-term investments	—	(1,664)	(6,180)
Proceeds from sale and maturity of short-term investments	553	30,027	33,405
Increase in restricted cash (note 10)	(866)	—	—
Purchase of property, plant and equipment	(510)	(1,147)	(3,702)
Net proceeds from sale of long-lived assets held for sale	—	14,854	—
Proceeds from sale of property, plant and equipment	6	—	729
Purchases of amortizable intangible assets	(280)	(67)	(67)
Net cash provided by (used in) continuing investing activities	(1,097)	42,003	24,185
Net cash provided by discontinued investing activities (note 7)	—	—	2,238
Net cash provided by (used in) investing activities	(1,097)	42,003	26,423
Effect of exchange rate changes on cash and cash equivalents	(96)	(585)	1,337
Net change in cash and cash equivalents	(11,126)	38,954	916
Cash and cash equivalents — Beginning of year	49,226	10,272	9,356
Cash and cash equivalents — End of year	38,100	49,226	10,272
Cash and cash equivalents components:
Cash	33,100	13,256	10,195
Cash equivalents	5,000	35,970	77
	38,100	49,226	10,272

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1              Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a global biopharmaceutical company focused on oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

2              Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 26, “Differences between Canadian and US GAAP”.

Evaluation of going concern, results of operations and management’s plans

The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, requires management to make an assessment of an entity’s ability to continue as a going concern, taking into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Management’s assessment took into account the cash received in connection with the sale, in December 2008, of rights to future royalties (see note 5), the upfront payment received in connection with the development, commercialization and license agreement with sanofi-aventis U.S. LLC (“sanofi”) on March 5, 2009, discussed in note 4, and the net proceeds received in connection with the two registered direct offerings discussed in note 17, as well as the Company’s strategic plan and corresponding budgets for 2010 and projections for 2011 and 2012. As a result of this assessment, and despite the announcements in 2009 of negative results associated with our Phase 3 studies with cetrorelix in benign prostatic hyperplasia (“BPH”), management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the next 12-month period from the balance sheet date.

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

Investments in affiliated companies

Where applicable, investments in companies over which the Company exercises significant influence (generally where the Company holds 20% to 50% of the investee’s voting rights) but over which it does not exercise control are accounted for using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of operations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and of its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in the consolidated statement of comprehensive loss.

Foreign currency transactions and remeasurement

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured to their functional currency at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured using the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Transaction gains and losses resulting from such remeasurement are reflected in the consolidated statement of operations.

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company and its US subsidiary adopted the Euro (“EUR”) as their functional currency. This change did not result in any significant impact on the Company’s consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, excluding bank advances, as well as short-term, interest-bearing deposits either with a term of less than three months at the acquisition date or that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Short-term investments

Short-term investments consist mainly of notes and bonds which do not meet the Company’s definition of cash and cash equivalents.

In accordance with the requirements of CICA Handbook Section 3855, Financial Instruments, short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in other comprehensive income. Upon the disposal or impairment of these investments, these gains or losses are reclassified to the consolidated statement of operations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

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

Restricted cash

Restricted cash includes a bank deposit related to the Company’s long-term lease obligation in Germany. See also note 10.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods, annual rates and periods:

	Methods	Annual rates and period

Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Royalty sale transaction expenses and other deferred charges

The Company has deferred direct and incremental costs associated with its transaction to sell its future rights to a royalty stream and are accounted for as discussed in note 5.

Other deferred charges relate to upfront payments made related to research and development collaborations. These charges are included in deferred charges and other long-term assets and are amortized in the consolidated statement of operations over the duration of the research and development work related to the contracts.

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, technology and other. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents, ten years for trademarks and from three to ten years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset or asset group is greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

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

•                  the net actuarial gain (loss) of the benefit obligation is recorded in the consolidated statement of operations as it arises.

For defined contribution plans, the pension expenses recorded in the consolidated statement of operations is the amount of contribution the Company is required to pay for services rendered by employees.

Deferred revenues

Deferred revenues relate to the unamortized portion of the cash proceeds received in connection with the Company’s sale of future rights to a royalty stream.  Those proceeds are recognized as royalty revenue based on the “units-of-revenue” method, as discussed in note 5. Also included in deferred revenues are upfront payments received primarily in connection with license cooperation agreements.  Those payments are recognized as revenues, as discussed below.

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

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

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

The Company defers recognition of proceeds received in connection with the sale of rights to future royalties (see note 5) and recognizes these deferred revenues over the life of the license agreement, pursuant to the “units-of-revenue” method.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable and collection is reasonably assured.

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined on the date of grant using the Black-Scholes option pricing model and stock-based compensation costs are recognized over the vesting period of the options and credited to Other Capital, and any consideration received by the Company on the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

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

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Quebec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified salaries, subcontracting and university contract expenses incurred in the Province of Quebec, at a rate of 17.5% of eligible base amounts.

Additionally, the Company’s German subsidiary is entitled to research grants from the German Federal Ministry of Education and Research.  Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 50% of eligible base amounts.

Tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the credits or grants will be realized.

Loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3              New accounting standards and pronouncements

a)     Adopted in 2009

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for accounting for business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

to a business combination. The Company has early adopted this standard effective January 1, 2009 and has applied the provisions thereof retrospectively, without any impact on the Company’s consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on the Company’s consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company early adopted these amendments on July 1, 2009, and such adoption did not have any impact on the consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures (“CICA Handbook Section 3862”), to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements for years ending after September 30, 2009. The Company has adopted these amendments, and there has been no significant impact on the consolidated financial statements. Additional required disclosures have been made where applicable.

b)     Not yet adopted

In December 2009, the EIC issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

4              Development, commercialization and license agreement

On March 4, 2009, the Company entered into a development, commercialization and license agreement (the “Agreement”) with sanofi. The Agreement was for the development, registration and marketing of cetrorelix in BPH for the United States market. Under the terms of the Agreement, sanofi made an upfront nonrefundable license fee payment to the Company of $30,000,000. Also per the Agreement, the Company would have been entitled to receive certain payments upon achieving certain pre-established regulatory and commercial milestones as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

As with similar prior arrangements, the Company applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and had determined that all deliverables and performance obligations contemplated by the Agreement should be accounted for as a single unit of accounting, limited to amounts that were not contingent upon the delivery of additional items or the meeting of other specified performance conditions which were not known, probable or estimable at the time at which the Agreement was entered into.

On December 18, 2009, and following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint, the Company disclosed that it had received notice from sanofi to terminate the Agreement. As a result, the Company fully recognized the aforementioned upfront payment, as the culmination of the earnings process was deemed to be complete.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Agreement also stipulated that certain development expenses incurred by the Company, including those costs associated with an open label extension study and with the establishment of a supply arrangement, were reimbursable, up to predetermined maximum amounts or limits, by sanofi. Total revenues were recognized on a gross basis and as corresponding reimbursable costs were incurred. During the year ended December 31, 2009, revenues recognized in connection with the reimbursable development activities amounted to approximately $2,135,000, and corresponding expenses totalled approximately $2,814,000 for the same period.

As a result of entering into the Agreement with sanofi, the Company paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various compounds, including cetrorelix. This royalty, amounting to $3,000,000, was charged in full to selling expenses during the year ended December 31, 2009 as a result of sanofi’s decision to terminate the Agreement.

5              Sale of Cetrotide® royalty stream

In June 2003, the Company amended certain provisions of a license and supply agreement with ARES Trading S.A. (“Merck Serono”) in which the latter was granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization (referred to as the License Agreement).  Under the License Agreement, Merck Serono agreed to pay certain lump-sum payments to the Company each calendar year up to and including December 31, 2010 as well as certain variable royalties through the expiry date of the Company’s underlying patent rights.

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

Per the PSA, if cetrorelix, the active compound in Cetrotide®, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, the Company has agreed to make a one-time cash payment to Cowen in an amount ranging from $5,000,000 up to a maximum of $15,000,000.  The amount which may be due to Cowen will be higher in proportion to the timing of the product’s receiving European regulatory approval; that is, the earlier the product receives regulatory approval, the higher the amount payable to Cowen will be. No payment was made or became payable during 2009.

Also per the PSA, for each calendar quarter in which a royalty rate reduction—defined as the actual reduction by Merck Serono, for any calendar quarter(s), of the rate applied in calculating variable royalties under the License Agreement, to amounts less than pre-established percentages—has occurred or is continuing, the Company will pay Cowen a quarterly make-whole payment in an amount equal to the lesser of (i) the variable royalties in respect of such quarter that would have been received by Cowen if the aforementioned royalty rate reduction had not occurred or been continuing, and (ii) the difference of $15,000,000 less Cowen’s net reduction payments, as defined. No make-whole payments were paid or became payable during 2009.

Pursuant to the aforementioned transactions, the Company has certain obligations in the royalty arrangement, including the supply of Cetrotide® to Merck Serono, the payment of royalties to a third party under the License Agreement, overseeing Merck-Serono’s compliance with the License Agreement, cooperation in handling any adverse claims or litigation involving the License Agreement and monitoring and defending any patent or trademark infringement.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company has recorded the proceeds, as per the provisions of guidance now codified as the United States Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 470, Debt, as deferred revenues, which are recognizable as royalty revenues over the life of the License Agreement under the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated by multiplying the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement by the royalty payments due to Cowen for the period.

The Company has recognized and will continue to recognize royalty expenses in each period based on the transaction costs, which have been capitalized as deferred charges in the accompanying balance sheets (see note 12), in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

During the years ended December 31, 2009 and 2008, the Company recorded approximately $5,686,000 and $1,355,000, respectively as royalty revenues. During the years ended December 31, 2009 and 2008, the Company recorded $522,000 and $124,000, respectively, as royalty expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6              Distribution of the remaining interest in Atrium Biotechnologies Inc.

On October 18, 2006, the Company closed a Secondary Offering in connection with its divestiture of Atrium Biotechnologies Inc., now Atrium Innovation Inc. (“Atrium”), and on December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all subordinate voting shares of Atrium held by the Company.

On January 2, 2007, the Company’s shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares. This special distribution was accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on that date. As the special distribution was considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company was reduced by the fair value of the Atrium shares distributed of $137,959,000, the long-term investment in Atrium of $57,128,000 was removed from the balance sheet, and the difference, taking into account the related income taxes of $15,333,000 and cumulative translation adjustment of $5,624,000, was recorded as Other Capital in the amount of $71,122,000.

7              Disposal of Echelon Biosciences Inc.

On November 30, 2007, the Company sold all issued and outstanding shares of Echelon Biosciences Inc. (“Echelon”) to Frontier Scientific, Inc. for an upfront payment of $2,600,000 and $600,000 of contingent consideration. From that date, Echelon was excluded from the consolidation, and all historical operations and cash flows recorded through the consolidation of Echelon until that date have been reported as discontinued operations. The contingent consideration was based on Echelon achieving specific sales levels in 2008 and 2009, though no contingent consideration is payable relative to either of those years.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For the year ended December 31, 2007, consolidated revenues and expenses of Echelon have been reclassified from continuing operations to discontinued operations, as follows:

$
Revenues	2,358
Net loss before the following items	(206)

Goodwill impairment	(500)
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)
Income tax recovery	491
Net loss from discontinued operations	(259)

8              Long-lived assets held for sale

In September 2007, as part of its non-dilutive financing strategy using non-core assets, the Company decided to dispose of its building and land located in Quebec City, as well as certain equipment and its rights to intangible property, Impavido® (miltefosine).

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

In connection with the sale of the Quebec City building and land, the Company entered into a long-term lease agreement with the principal tenant of the building.  As part of the agreement, the Company agreed to pay the principal tenant CAN$300,000 (approximately $285,000) as an incentive and service fee.  This fee is included in the additional loss on sale, and the resulting payable is non interest-bearing and is due in bi-annual instalments of CAN$30,000 (approximately $28,500) through January 2013.

9              Inventory

	As at December 31,
	2009	2008
	$	$

Raw materials	2,998	2,367
Work in progress	1,417	682
Finished goods	—	336
	4,415	3,385

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For the years ended December 31, 2009, 2008 and 2007, cost of sales, as presented in the accompanying consolidated statements of operations, represents almost exclusively the amount of inventory recognized as an expense during the year.

In December 2008, the Company wrote down certain inventory items, consisting predominantly of raw materials, to their estimated net realizable values. The adjustment, which amounted to approximately $726,000, was recorded as an additional cost of sales in the accompanying consolidated statement of operations.

10           Restricted cash

In July 2009, following a mutual agreement between landlord and tenant, in replacement of a related bank guarantee, the Company transferred approximately $866,000 to a restricted cash account in support of its long-term lease obligation in Germany (see also note 24).  The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at December 31, 2009.

11           Property, plant and equipment

	As at December 31,
	2009		2008
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Equipment	9,941	6,831	9,384	4,737
Furniture and fixtures	1,653	1,382	1,394	410
Computer equipment	1,851	1,678	1,071	874
Leasehold improvements	1,232	428	1,139	285

	14,677	10,319	12,988	6,306
Less:
Accumulated depreciation	10,319		6,306

Net amount	4,358		6,682

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the Agreement with sanofi, as discussed in note 4, the Company determined that certain items of property, plant and equipment, utilized exclusively in the development activities related to cetrorelix, were no longer recoverable. As a result, an impairment charge, which was determined by applying a present value model, representing the full remaining carrying value of these assets, as summarized below, was recorded as additional depreciation expense in December 2009 in the accompanying consolidated statement of operations.

$
Equipment	1,044
Furniture and fixtures	900
Total impairment charge	1,944

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12           Deferred charges and other long-term assets

	As at December 31,
	2009	2008
	$	$

Royalty sale transaction expenses (note 5)	4,205	4,655
Deferred charges	—	929
Other	528	375
	4,733	5,959

Included in the above deferred charges as at December 31, 2008 is $680,111 of costs related to the filing of a shelf prospectus. These charges were subsequently reclassified as a reduction of share capital and warrants in connection with the First Offering, as defined and discussed in note 17.

13           Intangible assets

	As at December 31,
	2009		2008
	Cost	Accumulated amortization	Cost	Accumulated amortization
	$	$	$	$
In-process research and development, patents and trademarks	41,715	24,681	42,146	18,391
Technology and other	—	—	767	628

	41,715	24,681	42,913	19,019

Less: Accumulated amortization	24,681		19,019

Net amount	17,034		23,894

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the Agreement with sanofi, as discussed in note 4, the Company determined that the carrying value of cetrorelix was no longer recoverable. As a result, an impairment charge, representing the full remaining carrying value of the intangible asset, or approximately $3,854,000, was recorded as additional amortization expense in December 2009 in the accompanying consolidated statement of operations.

Management also determined that ozarelix—another luteinizing hormone-releasing (“LHRH”) antagonist that, despite its different formulation, works on the same mechanism of action as cetrorelix—was impaired. Additionally, on January 27, 2010, Spectrum Pharmaceuticals, Inc. (“Spectrum”), to whom the Company had granted an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India, announced that it had terminated its development program with ozarelix in BPH. Consequently, an impairment loss of approximately $1,422,000 was recorded as part of amortization expense, and all corresponding unamortized deferred revenues related to the use of ozarelix, totalling approximately $1,606,000, were fully recognized in the 2009 consolidated statement of operations.

In June 2008, Ardana Bioscience Ltd. (“Ardana”), to whom the Company had granted an exclusive license for the development and commercialization of teverelix, an LHRH antagonist, communicated that it was entering into voluntary administration, and, consequently, clinical studies and future development efforts were suspended. The Company subsequently terminated the aforementioned agreement, upon which the cash recoverability of teverelix exclusively had depended. Given these facts, the Company determined that teverelix was impaired, and consequently, an impairment

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

charge to amortize the full remaining carrying value of the intangible asset, or approximately $2,362,000, was recorded as additional amortization expense in the 2008 consolidated statement of operations, and the asset was written off. Additionally, the remaining balance of deferred revenues related to the use of teverelix, amounting to approximately $1,047,000, was fully recognized in the 2008 consolidated statement of operations.

Amortization expense for intangible assets in each of the next four fiscal years, excluding any impairment charges, is expected to amount to approximately $1,694,000 and to approximately $1,357,000 in 2014.

14           Goodwill

The change in the carrying value is as follows:

$

Balance as at December 31, 2007	10,492

Impact of foreign exchange rate changes	(409)

Balance as at December 31, 2008	10,083

Impact of foreign exchange rate changes	163

Balance as at December 31, 2009	10,246

15           Accounts payable and accrued liabilities

	As at December 31,
	2009	2008
	$	$

Trade payables	8,152	10,256
Salaries and employee benefits	587	899
Other accrued liabilities	3,180	2,535
	11,919	13,690

16           Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table provides a reconciliation of the changes in the plans’ accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$

Obligation — Beginning of year	9,177	8,390	7,547	915	794	620

Current service cost	205	216	352	51	47	29
Interest cost	507	473	269	50	44	52
Actuarial loss (gain)	773	544	(490)	(19)	230	104
Benefits paid	(102)	(89)	(70)	(140)	(163)	(81)
Effect of foreign currency exchange rate changes	208	(357)	782	15	(37)	70

Obligation — End of year	10,768	9,177	8,390	872	915	794

Expenses recognized	1,485	1,233	131	82	321	185

The significant actuarial assumptions adopted to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%

Discount rate for expenses	5.30	5.60	4.50	5.30	5.60	4.50
Discount rate for liabilities	5.30	5.60	5.70	5.30	5.60	5.70
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2009. The next actuarial reports are planned for December 2010.

In accordance with the assumptions used as at December 31, 2009, the future benefits expected to be paid can be presented as follows:

$
2010	327
2011	368
2012	505
2013	532
2014	538
2015 through 2019	3,161
5,431

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Defined contribution plans

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $334,400 for the year ended December 31, 2009 ($344,237 for 2008 and $285,824 in 2007).

The Company sponsors a matching defined benefit plan in its Canadian headquarters. Under this plan, the Company may contribute amounts equal to a percentage of employee contributions to the plan. During the years ended December 31, 2009 and 2008, matching contributions to the plan totalled $59,039 and $67,184, respectively. For the year ended December 31, 2007, the Company did not record any contributions.

The Company also sponsors a 401(k) plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the years ended December 31, 2009 and 2008, matching contributions to the plan amounted to $42,128 and $69,155, respectively. During the year ended December 31, 2007, the Company did not record any contributions.

17           Share capital

The Company has authorized an unlimited number of common, voting (one vote per share) and participating shares with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class.

Common shares issued in connection with registered direct offerings

On June 23, 2009, the Company completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “First Offering”). The related warrants represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below. The Company also granted warrants to the sole placement agent engaged in connection with the First Offering, as discussed below.

Total proceeds raised through the First Offering amounted to $10,000,000, less cash and non-cash transaction costs of $1,554,000. The purchasers in this offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

The Company granted a total of 5,319,149 warrants (the “First Investor Warrants”) to the institutional investors who participated in the First Offering. Each First Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The First Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

The Company estimated the fair value attributable to the First Investor Warrants of $1,620,998 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the First Investor Warrants amounted to approximately $247,000.

The First Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each First Investor Warrant. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The exercise price and number of common shares issuable on exercise of the First Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise the First Investor Warrants, or, at the holder’s option, purchase the First Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

The Company granted a total of 820,668 warrants (the “First Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the First Offering.  Each First Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share.  The First Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

The Company estimated the fair value attributable to the First Compensation Warrants of $234,251 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of $1.75.  The initial fair value of the First Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the First Offering.

The terms of the First Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the First Investor Warrants discussed above.

On October 23, 2009, the Company completed a second registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “Second Offering”). The related warrants represent the right to acquire an aggregate of 1,833,334 common shares, as discussed below. The Company also granted warrants to the sole placement agent engaged in connection with the Second Offering, as discussed below.

Total proceeds raised through the Second Offering amounted to $5,500,002, less cash transaction costs of approximately $410,000. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

The Company granted a total of 4,583,335 warrants (the “Second Investor Warrants”) to the institutional investors who participated in the Second Offering.  Each Second Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share.  The Second Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

The Company estimated the fair value attributable to the Second Investor Warrants of $1,302,259 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09.  Transaction costs allocated to the Second Investor Warrants amounted to approximately $97,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Second Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Second Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise their Second Investor Warrants, or, at the holder’s option, purchase the Second Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Second Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

The Company granted a total of 320,832 warrants (the “Second Compensation Warrants”) to the sole placement agent engaged in connection with the Second Offering.  Each Second Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share.  The Second Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

The Company estimated the fair value attributable to the Second Compensation Warrants of $86,653 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09.  The initial fair value of the Second Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Second Offering.

The terms of the Second Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Second Investor warrants discussed above.

The Black-Scholes pricing model referred to above uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 3862, which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Share purchase warrants

Information that summarizes the activity related to the Company’s share purchase warrants for the year ended December 31, 2009 is provided below.

	Number	Weighted average exercise price (US$)

Balance — Beginning of year	—	—
Granted	4,110,603	1.70
Balance — End of year	4,110,603	1.70

Share purchase warrants exercisable — End of year	3,982,270	1.71

The following tables summarize the share purchase warrants outstanding and exercisable as at December 31, 2009:

	Warrants outstanding
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.25	1,833,334	4.81	1.25	—
1.50	128,333	2.81	1.50	—
2.06	1,861,702	1.98	2.06	—
2.35	287,234	1.98	2.35	—

	4,110,603	3.27	1.70	—

	Warrants currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.25	1,833,334	4.81	1.25	—
1.50	—	—	—	—
2.06	1,861,702	1.98	2.06	—
2.35	287,234	1.98	2.35	—

	3,982,270	3.28	1.71	—

Shareholder rights plan

On March 29, 2004, the Company adopted a shareholder rights plan (the “Rights Plan”). The continuation of the Rights Plan and its amendments and restatements were approved by the Board of Directors on March 5, 2007 and ratified on May 2, 2007 by the Company’s shareholders. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

such shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with any related parties, to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

Stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.

In December 2009, 1,448,422 options were granted in Canadian dollars, and no options were granted in US dollars. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, most of the options granted in December 2009 vest over a period of 18 months.

Information that summarizes the activity under the Stock Option Plan is provided below.

Canadian dollar denominated awards

	Years ended December 31,
	2009		2008		2007
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance — Beginning of year (*)	4,490,759	3.28	4,136,092	3.83	3,490,092	4.00
Granted	1,448,422	0.95	735,000	0.59	815,000	3.24
Exercised	—	—	—	—	(18,000)	1.96
Forfeited	(15,000)	0.55	(165,000)	3.41	(151,000)	4.93
Expired	(3,593)	1.73	(215,333)	4.51	—	—

Balance — End of year	5,920,588	2.72	4,490,759	3.28	4,136,092	3.83

Options exercisable — End of year	3,898,844	3.66	3,462,441	3.91	3,300,593	4.02

(*)         Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 (see note 6), as contemplated under the Stock Option Plan, the Company’s Board of Directors approved an equitable adjustment to all unexercised options outstanding. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share.  Furthermore, in 2007 the Board of Directors approved the extension of the option period from one month to three years with respect to 875,000 options in connection with the departure of certain members of executive management.

The total intrinsic value for stock options exercised in 2007 was CAN$24,040. There is no tax benefit realized by the Company, since the compensation cost related to stock options is not deductible for income tax purposes.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following tables summarize the stock options outstanding and exercisable as at December 31, 2009:

	Options outstanding
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.72	2,168,422	9.59	0.83	184
1.73 to 1.82	1,014,500	5.05	1.77	—
1.83 to 3.54	863,500	4.24	3.22	—
3.55 to 4.92	790,333	4.04	4.09	—
4.93 to 8.88	1,083,833	3.77	5.99	—

	5,920,588	6.23	2.72	184

	Options currently exercisable
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.72	240,008	8.90	0.59	61
1.73 to 1.82	921,170	4.76	1.76	—
1.83 to 3.54	863,500	4.24	3.22	—
3.55 to 4.92	790,333	4.04	4.09	—
4.93 to 8.88	1,083,833	3.77	5.99	—

	3,898,844	4.48	3.66	61

US dollar denominated awards

	Years ended December 31,
	2009		2008		2007
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance — Beginning of year	313,334	2.76	870,000	2.79	—	—
Granted	—	—	—	—	870,000	2.79
Forfeited	(20,000)	1.78	(556,666)	2.80	—	—
Balance — End of year	293,334	2.83	313,334	2.76	870,000	2.79

Options exercisable — End of year	233,336	2.93	176,669	3.08	—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Options outstanding
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.82 to 1.87	115,000	7.94	1.82	—
1.88 to 3.96	178,334	7.33	3.48	—

	293,334	7.57	2.83	—

	Options currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.82 to 1.87	78,335	7.94	1.82	—
1.88 to 3.96	155,001	7.31	3.50	—

	233,336	7.52	2.93	—

As at December 31, 2009, the total compensation cost related to unvested stock options not yet recognized amounted to $853,924 ($347,390 in 2008). This amount is expected to be recognized over a weighted average period of 1.44 years (1.56 years in 2008).

The Company settles stock options exercised through the issuance of common shares from treasury.

The factors considered in developing the assumptions used in the Black-Scholes option pricing model are the following:

a)              The risk-free interest rate is based on Canadian Government Bond constant maturity interest rate whose term is consistent with the expected life of the stock options.

b)             The historical volatility of the Company’s stock price as well as future expectations are used to establish the expected stock price volatility.

c)              The Company estimates the expected life of stock options based upon employee’s historical data related to the exercise of stock options and post-vesting employment terminations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years ended December 31,
	2009	2008	2007

Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	130.9%	60.0%	57.2%
Risk-free annual interest rate	1.2%	1.98%	3.88%
Expected life (years)	1.50	3.04	4.62
Weighted average grant date fair value	CAN$0.55	CAN$0.25	US$1.93 and CAN$2.25

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 1862, except for options granted in 2009, to which the Company estimated the expected life using a “Level 3” input.

18           Supplemental disclosure of cash flow information

	Years ended December 31,
	2009	2008	2007
	$	$	$
Changes in operating assets and liabilities
Accounts receivable	1,098	4,353	1,371
Inventory	(864)	1,171	148
Prepaid expenses and other current assets	(14,478)	(10,234)	(9,340)
Deferred charges and other long-term assets	(472)	(4,689)	—
Accounts payable and accrued liabilities	(1,969)	(1,089)	5,340
Other long-term liability	66	—	—
Income taxes	123	775	(1,250)
Deferred revenues	—	58,058	644

	(16,496)	48,345	(3,087)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19           Income taxes

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax (expense) recovery from continuing operations is as follows:

	Years ended December 31,
	2009	2008	2007

Combined federal and provincial statutory income tax rate	30.90%	30.90%	32.02%
		$	$

	Years ended December 31,
	2009	2008	2007
	$	$	$
Income tax recovery based on statutory income tax rate	7,640	18,120	10,886
Change in valuation allowance	(9,959)	(17,554)	(6,963)
Permanent difference attributable to the use of local currency for tax reporting	1,727	—	—
Minimum tax attributable to German subsidiary	—	(1,175)	—
Stock-based compensation costs	(85)	(112)	(635)
Share issue expenses not affecting earnings	354	—	—
Difference in statutory income tax rate of foreign subsidiaries	222	576	(16)
Permanent difference attributable to unrealized foreign exchange gain/loss	(291)	494	—
Change in enacted rates used	(89)	(985)	(1,345)
Other	481	(539)	34

	—	(1,175)	1,961

Loss before income taxes

The loss before income taxes from continuing operations is allocated as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

Germany	(20,335)	(52,730)	(23,276)
Canada	(4,200)	(5,103)	(10,556)
United States	(189)	(809)	(166)

	(24,724)	(58,642)	(33,998)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2009	2008	2007
	$	$	$

Income tax recovery (expense) is represented by:
Current	—	(1,175)	93
Future	—	—	1,868

	—	(1,175)	1,961

Current:
Foreign	—	(1,175)	93

Future:
Domestic	—	—	(284)
Foreign	—	—	2,152

	—	—	1,868

	—	(1,175)	1,961

Foreign operations are predominantly in Germany.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2009	2008
	$	$
Future income tax assets
Current
Deferred revenues	713	2,459
Inventory	73	526
Other	108	—

	894	2,985

Long-term
Operating losses carried forward	27,461	15,543
Intangible assets	12,328	10,817
Research and development costs	10,484	8,961
Employee future benefits	1,014	747
Property, plant and equipment	702	576
Share issue expenses	374	129

	52,363	36,773

Valuation allowance	(50,350)	(36,581)

	2,013	192

	2,907	3,177

Future income tax liabilities
Current
Prepaid expenses and other current assets	175	—

	175	—

Long-term
Deferred charges and other long-term assets	1,343	1,566
Deferred revenues	1,089	528
Property, plant and equipment	262	330
Accounts receivable	—	65
Intangible assets	—	—
Investment tax credits	—	—
Other	38	688

	2,732	3,177

	2,907	3,177

Future income tax assets (liabilities), net	—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2009, the Company has estimated non-refundable research and development tax credits of $6,737,658 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2011 to 2028. No tax benefit has been accounted for in connection with those credits.

As at December 31, 2009, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
	Federal	Provincial
	$	$

2010	7,343	—
2014	9,245	—
2015	6,542	30
2028	13,147	10,823
2029	6,309	6,285

	42,586	17,138

Furthermore, the Company has available operating losses in Germany, amounting to approximately $60,421,000, for which there is no expiry date, as well as in the United States, totalling $968,102 and expiring as follows:

United States
$

2027	175
2028	616
2029	177

968

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

20           Segment information for continuing operations

Subsequent to the divestiture of Atrium (see note 6), the Company operates in one single operating segment, being the biopharmaceutical segment.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

United States	41,434	2,987	5,911
Europe
Switzerland	12,728	24,928	25,347
United Kingdom	35	3,823	5,343
Other	743	874	70
Japan	4,717	4,029	1,862
Other	3,580	1,837	3,535

	63,237	38,478	42,068

Revenues have been allocated to geographic regions based on the country of residence of the Company’s customers or partners.

Companies representing 10% or more of the Company’s revenues are as follows:

	Years ended December 31,
	2009	2008	2007
	%	%	%

Company 1	54	—	—
Company 2	21	66	59
Company 3	—	10	13

Net long-lived assets by geographic region are detailed as follows:

	As at December 31,
	2009	2008
	$	$

Germany	31,016	39,934
United States	551	615
Canada	71	110

	31,638	40,659

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21           Loss per share

The information utilized in the computation of net loss per share, as presented in the accompanying consolidated statements of operations, is as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

Net loss from continuing operations	(24,724)	(59,817)	(32,037)

Net loss from discontinued operations	—	—	(259)

Net loss	(24,724)	(59,817)	(32,296)

Basic weighted average number of shares outstanding	56,864,484	53,187,470	53,182,803

Dilutive effect of stock options	310,556	18,315	500,171

Diluted weighted average number of shares outstanding	57,175,040	53,205,785	53,682,974

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	5,493,922	4,069,093	3,164,499
Warrants (number of equivalent shares)	4,110,603	—	—
	9,604,525	4,069,093	3,164,499

For the years ended December 31, 2009, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the effect of the assumed exercise of stock options and warrants (2009 only) to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for the years presented was calculated using the basic weighted average number of shares outstanding.

22           Capital disclosures

The Company’s objective in managing capital, composed of shareholders’ equity and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company has endeavoured to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets and rights to future royalties, investment tax credits and grants, interest income, licensing, service and royalties. More recently, however, the Company has raised additional capital via the registered direct offerings discussed in note 17.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The capital management objective of the Company remains the same as that of previous years.  The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

23           Financial instruments and financial risk management

Fair value

The Company has established the following classifications for its financial instruments in accordance with CICA Handbook Section 3862:

•                  cash and cash equivalents and restricted cash (2009 only) are classified under “Assets Held for Trading”;

•                  short-term investments (2008 only) are classified under “Available-for-Sale Assets”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Financial risk management

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks, are presented below.

a)            Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.  Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Short-term investments (2008 only) consist of notes issued by high-credit quality corporations and institutions. Also, any accounts receivable balances due to the Company that are past due as at December 31, 2009 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash, short-term investments and accounts receivable to be minimal.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)            Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the EUR exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1.00 = US$1.4272.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at December 31, 2009 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents	27,244	1,362	(1,362)
Total impact on consolidated net loss - (increase)/decrease		1,362	(1,362)

c)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 22. The Company also manages liquidity risk by continuously monitoring actual and projected cash flow (note 2). The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The Company’s investment policy ensures the safety and preservation of its principal, as outlined above, to ensure the Company’s liquidity needs are met.

d)            Financial liabilities as at December 31, 2009

	Carrying Amount	2010	2011-2012	After 2012
	$	$	$	$
Accounts payable and accrued liabilities	11,919	11,919	—	—
Long-term payable	200	57	114	29
Other long-term liability	66	—	—	66
	12,185	11,976	114	95

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24           Commitments, contingencies and guarantee

In addition to the long-term payable discussed in note 8, the Company is committed to various operating leases for its premises plus service and manufacturing contracts, as follows:

Year	Minimum Lease Commitments	Service & Manufacturing Commitments	Total Commitments
	$	$	$
2010	2,008	5,256	7,264
2011	2,015	1,545	3,560
2012	2,023	—	2,023
2013	1,973	—	1,973
2014	1,921	—	1,921
Thereafter	2,781	—	2,781
Total	12,721	6,801	19,522

As discussed in note 5, in connection with the PSA entered into with Cowen, the Company has agreed to make a one-time cash payment to Cowen in the event that cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization. Such a payment, which is not probable or reasonably estimable as at December 31, 2009, could range from $5,000,000 to a maximum of $15,000,000. Also as discussed in note 5, the Company could also be required to pay Cowen a quarterly make-whole payment.

Rent expense for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ended December 31, 2009, 2008 and 2007 was approximately $2,133,000, $1,700,647 and $1,937,000, respectively.

In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company’s long-term lease obligation. The amount of the letter of credit was reduced, in August 2009, to $75,000, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings mainly related to contract terminations, employee lay-offs and other employee-related matters. As at December 31, 2009, there are no known or anticipated contingencies or disputes pending against the Company.

25                                  Comparative figures

To conform to the presentation adopted in the current year, certain amounts from the prior year have been reclassified.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26           Differences between Canadian and US GAAP

The Company is required to reconcile its financial statements for significant measurement differences between Canadian GAAP and US GAAP. Furthermore, additional significant disclosures required under US GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (“SEC”) are also provided in the accompanying consolidated financial statements and notes. The following summarizes the significant quantitative differences between Canadian and US GAAP, as well as other significant disclosures required under US GAAP and Regulation S-X of the SEC not already provided in the accompanying consolidated financial statements.

The following summary sets out the material adjustments to the Company’s reported net loss, net loss per share and shareholders’ equity that would be made to conform with US GAAP:

Reconciliation of net loss to US GAAP

		Years ended December 31,
		2009	2008	2007
		$	$	$

Net loss for the year under Canadian GAAP		(24,724)	(59,817)	(32,296)
Variation in warrant liability, including amortization of transaction costs	(a)	1,557	—	—
Amortization of in-process research and development costs	(b)	6,373	3,747	1,546
Deferred taxes	(c)	—	—	(5,430)
Reclassification adjustment related to the sale of Echelon	(d)	—	—	(754)
Income tax effects of the above adjustments		—	—	(494)

Net loss for the year under US GAAP		(16,794)	(56,070)	(37,428)

Of which:

Net loss from continuing operations		(16,794)	(56,070)	(36,415)
Net loss from discontinued operations		—	—	(1,013)

Basic net loss per share		(0.30)	(1.05)	(0.70)
From continuing operations		(0.30)	(1.05)	(0.68)
From discontinued operations		—	—	(0.02)

Diluted net loss per share		(0.30)	(1.05)	(0.70)
From continuing operations		(0.30)	(1.05)	(0.68)
From discontinued operations		—	—	(0.02)

Weighted average number of shares (note 21) under US GAAP
Basic and diluted		56,864,484	53,187,470	53,182,803

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

		As at December 31, 2009	As at December 31, 2008
		$	$

Shareholders’ equity in accordance with Canadian GAAP		9,226	21,475
Net impact of liability accounting for warrants	(a)	(1,351)	—
In-process research and development	(b)	(2,146)	(8,341)

Shareholders’ equity in accordance with US GAAP		5,729	13,134

Balance sheets

The following table summarizes the significant differences between pertinent additional balance sheet items under Canadian GAAP as compared to US GAAP as at December 31, 2009 and 2008:

		As at December 31, 2009		As at December 31, 2008
		As Reported	US GAAP	As Reported	US GAAP
		$	$	$	$

Warrant liability	(a)	—	1,351	—	—
Intangible assets	(b)	17,034	14,888	23,894	15,553

Statements of cash flows

For each of the years ended December 31, 2009, 2008 and 2007, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)              Warrants

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants (see note 17) as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of guidance now codified as the FASB’s ASC Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value, less unamortized transaction costs. Any changes to the fair value

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

of the warrant liability would be reflected within other income (expenses) in the consolidated statement of operations. There were no common share purchase warrants issued or outstanding during 2008 or 2007.

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of all outstanding warrants as at December 31, 2009.

	First Investor Warrants and First Compensation Warrants	Second Investor Warrants	Second Compensation Warrants

Market-value per share price	$0.81	$0.81	$0.81
Risk-free annual interest rate	1.14%	2.59%	1.46%
Expected volatility	119.0%	83.7%	101.5%
Expected life (years)	2.0	4.8	2.8
Expected dividend yield	0.0%	0.0%	0.0%

The fair value of the Company’s warrant liability was determined using the Black-Scholes pricing model. The valuation methodology uses “Level 2” inputs in calculating fair value, as defined in guidance now codified as ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

b)             Research and development costs

Under US GAAP, prior to the issuance of Topic 805, as defined and discussed below, in-process research and development acquired in a business combination was required to be written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

c)              Deferred income taxes

This adjustment reflects differences related to the accounting for valuation allowance for US GAAP purposes that arise from timing differences.

d)             Cumulative translation adjustment related to the sale of Echelon

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment is recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation, being the substantial or complete liquidation of the Company.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

New accounting standards and pronouncements

The FASB’s ASC became effective July 1, 2009, and is now the single official source of authoritative, non-governmental, US GAAP. As a result, most references appearing below conform to the ASC.

i)     Adopted in 2009

ASC Topic 808, Collaborative Arrangements (“Topic 808”)

Topic 808 provides guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. Topic 808 defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties that are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement. Topic 808 concludes that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement. Topic 808 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of Topic 808 on January 1, 2009, and such adoption has not had any impact on the Company’s consolidated financial statements.

ASC Topic 805, Business Combinations (“Topic 805”)

In December 2007, the FASB issued guidance now codified as Topic 805, which is a revision of previously existing guidance on accounting for business combinations. Topic 805 retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. Topic 805 is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of Topic 805 to any business combinations entered into in the future.

ASC Topic 810, Consolidation (“Topic 810”)

In December 2007, the FASB issued guidance now codified as Topic 810, which changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. Topic 810 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of Topic 810 to any business combinations entered into, where applicable, in the future.

ASC Topic 815, Derivatives and Hedging (“Topic 815”)

In March 2008, the FASB issued guidance now codified as Topic 815, which amends and expands the disclosure requirements outlined in previous authoritative literature. Topic 815 is effective for financial statements issued for periods beginning after November 15, 2008. The Company adopted Topic 815 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

ASC Topic 105, Generally Accepted Accounting Principles

In June 2009, the FASB issued guidance now codified as Topic 105, as the single source of authoritative non-governmental US GAAP. Topic 105 does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the ASC will be considered non-authoritative. These provisions of Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Company’s financial condition or results of operations, but has and will continue to impact the Company’s financial reporting process by eliminating all references to pre-codification standards. On the effective date of Topic 105, the ASC superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative.

ASC Topic 855, Subsequent Events (“Topic 855”)

In May 2009, the FASB issued guidance now codified as Topic 855, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted Topic 855 in May 2009. Subsequently, in February 2010, the FASB amended this guidance in order to remove potential conflicts with corresponding literature issued by the SEC.  The Company adopted the amendments upon issuance.

ASC Topic 350, Intangibles-Goodwill and Other (“Topic 350”)

On April 25, 2008, the FASB issued guidance now codified as Topic 350, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company adopted Topic 350 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 825, Financial Instruments (“Topic 825”)

In April 2009, the FASB issued guidance now codified as Topic 825, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The Company adopted Topic 825 in April 2009, and such adoption has not had a significant impact on the Company’s consolidated financial statements.

Topic 805

On April 1, 2009, the FASB issued guidance now codified as Topic 805, which addresses application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. Topic 805 is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt Topic 805, where relevant, for any future business combinations entered into.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Topic 820

In April 2009, the FASB issued guidance now codified as Topic 820, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Topic 820 also includes guidance on identifying circumstances that indicate a transaction is not orderly. Topic 820 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009, while earlier adoption for periods ending before March 15, 2009, is not permitted. The Company adopted Topic 820 on April 1, 2009, and there has been no significant impact on the Company’s consolidated financial statements.

Topic 350

Topic 350 now includes implementation guidance in determining whether a component of an operating segment is a reporting unit and applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after
December 15, 2008. The Company will apply the provisions of Topic 350, where applicable, to any future business combinations entered into.

ASC Topic 715, Compensation-Retirement Benefits (“Topic 715”)

On December 30, 2008, the FASB issued guidance now codified as Topic 715, which significantly expands the disclosures required by employers for postretirement plan assets. Topic 715 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. Topic 715 also requires new disclosures similar to those in Topic 820, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. This new guidance contained in Topic 715 is effective for periods ending after December 15, 2009, and the pertinent disclosure requirements are annual and do not apply to interim financial statements. The Company adopted these amendments in December 2009, and such adoption has not resulted in any impact on the Company’s consolidated financial statements.

Topic 820

In August 2009, the FASB amended Topic 820 to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available. These amendments are effective for the first reporting period, including interim periods, beginning after the issuance of this guidance. Adoption of this guidance has not had a significant impact on the Company’s consolidated financial statements.

ii)    Not yet adopted

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB issued guidance now codified as Topic 860, which removes the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Topic 860 must be applied to transfers occurring on or after the effective date. The Company does not expect that adoption of this guidance will have a significant impact on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Topic 810

In June 2009, the FASB issued guidance now codified as Topic 810, which amends the consolidation guidance for variable interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company does not believe that adoption of this guidance will have a significant impact on its consolidated financial statements.

SEC Staff Accounting Bulletin (“SAB”) No. 112 (“SAB 112”)

In June 2009, the SEC issued SAB 112, which amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations, and in order to bring existing guidance into conformity with recent pronouncements by the FASB, namely, Topic 805 and Topic 810. SAB 112 will be effective upon publication in the Federal Register. The Company does not expect that adoption of this SAB will have a significant impact on its consolidated financial statements.

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.

Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the consolidated statements of operations. Under US GAAP, tax credits that reduce current income taxes payable are recorded in income taxes. These tax credits amounted to $nil in 2009, $nil in 2008 and $1,862,000 in 2007. This accounting difference has no impact on the net loss and the net loss per share figures for the reporting years.

Furthermore, under US GAAP, the future income tax assets related to the unrecognized tax credits totalled approximately $6,738,000 in 2009, $5,742,000 in 2008 and $7,004,000 in 2007. However, a valuation allowance corresponding to the same amounts has been accounted for in each of these years.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Long-lived assets

Under US GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	As at December 31,
	2009	2008
	$	$

Germany	3,736	5,968
United States	551	615
Canada	71	99

	4,358	6,682

Research and collaboration agreements

As part of its strategy to enhance development capabilities and to partially fund capital requirements, the Company has entered into research and development collaboration agreements with several pharmaceutical companies. Pursuant to these collaboration arrangements, the Company often receives upfront payments, license fees and milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable, received upon the signature of an agreement, or shortly thereafter, and are amortized over the estimated corresponding research and development period. License fees typically are contractually obligated payments that the Company receives and uses to fund research and development activities over the term of collaboration and include milestone payments, as well as contract services. Milestone payments are contingent payments that are made upon the achievement of specified milestones, such as at the time of selection of candidates for drug development, the commencement or termination of clinical trials or the receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of collaboration agreements, the Company will receive royalty payments based upon a percentage of net sales of those drugs developed under the collaboration. Finally, contract service fees relate to research and development activities performed by the Company on behalf of the counterparty to the related arrangement and for which the Company has the right to receive compensation.

With the exception of the Agreement with sanofi, which is discussed in note 4, all other significant collaboration agreements are discussed below.

Ardana

In 2002, the Company had entered into a license and collaboration agreement with Ardana, a subsidiary of Ardana plc. Ardana was granted an exclusive worldwide license to develop and commercialize a growth hormone (“GH”) secretagogue. In light of Ardana’s having entered into voluntary administration, as discussed in note 13, the Company signed, in June 2009, an agreement with Ardana’s administrators to acquire all assets, including the rights previously transferred in 2002, related to the GH secretagogue.

Revenues recognized under the agreement with Ardana for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $197,000 and $3,000,000, respectively. No corresponding research and development costs were incurred by the Company under the agreement for any of the three years ended December 31, 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In 2002, the Company granted an exclusive license to Ardana for the development and commercialization of teverelix, an LHRH antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use thereof. As discussed in note 13, this agreement was terminated by the Company in light of Ardana’s having entered into voluntary administration.

Revenues recognized under this agreement with Ardana for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $3,621,000 and $3,500,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $61,000 and $100,000, respectively.

Keryx Biopharmaceuticals, Inc.

The Company is party to a license and collaboration agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”). Under the terms of this agreement, Keryx undertakes, at its own cost, all development activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides for, among other things, the availability of data generated by both parties free of charge. In September 2002, the Company received an upfront payment of approximately $500,000 and is eligible to receive payments of up to an aggregate of $18,300,000 upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement with Keryx for the years ended December 31, 2009, 2008 and 2007 were approximately $128,000, $410,000 and $1,700,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $154,000, $448,000 and $900,000, respectively.

Nippon Kayaku Co. Ltd.

In 2006, the Company entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, Nippon Kayaku was granted an exclusive license to develop and market ozarelix, an LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received approximately $1,900,000 as an upfront payment upon signature. The agreement provides for, among other things, the availability of data generated by both parties free of charge. The Company is entitled to receive payments of up to an aggregate of approximately $23,800,000 upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. In turn, as indicated below regarding the related agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $882,000, $445,000 and $500,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $397,000, $nil and approximately $100,000, respectively.

Shionogi and Co.

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

$1,400,000 as an upfront payment and was eligible to receive milestone payments of up to an aggregate of approximately $7,100,000 upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company has received approximately $5,800,000 of these milestone payments. Since the development of cetrorelix is completed in in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, and given the other events related to cetrorelix in BPH, discussed in notes 4 and 13, the Company does not expect to receive any additional milestone payments or any other development revenues under this agreement.

Revenues recognized under the agreement with Shionogi for the years ended December 31, 2009, 2008 and 2007 were approximately $2,262,000, $1,000 and $nil, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $838,000, $13,000 and $nil, respectively.

Solvay Pharmaceuticals BV

In 2002, the Company entered into a research and collaboration agreement with Solvay Pharmaceuticals BV, a subsidiary of Solvay SA (“Solvay”). The Company granted Solvay an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications excluding IVF/COS/ART. This agreement, as subsequently amended, was terminated in May 2007.

Revenues recognized under the agreement with Solvay for the year ended December 31, 2007 were approximately $2,000,000, and corresponding research and development costs incurred for the same period were approximately $1,900,000.

Spectrum

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum for ozarelix, an LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $2,400,000 as an upfront payment, of which approximately $1,200,000 was paid in cash and the balance paid through the issuance of shares of the capital of Spectrum. The Company is entitled to receive payments of up to an aggregate of approximately $24,400,000 upon Spectrum’s successful achievement of clinical development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. In consideration of the amounts paid by Spectrum under this agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

As discussed in note 13, on January 27, 2010, Spectrum announced that it had terminated its development program with ozarelix in BPH. Also as discussed in note 13, management determined that ozarelix was fully impaired, and, consequently, all remaining deferred revenues related to the use of ozarelix, including those deferred revenues related to the agreement with Spectrum, were fully recognized in the Company’s 2009 consolidated statement of operations.

Revenues recognized under the agreement with Spectrum for the years ended December 31, 2009, 2008 and 2007 were approximately $860,000, $678,000 and $1,900,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $109,000, $255,000 and $600,000, respectively.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Tulane

In 2002, the Company signed license agreements with Tulane with regard to various compounds, including cetrorelix. Under the agreements, the Company obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these compounds.

The agreements provide for the payment by the Company of single-digit royalties on future worldwide net sales for all indications except BPH, for which the payment of low single-digit royalties is required. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreements with Tulane for the years ended December 31, 2009, 2008 and 2007 were approximately $4,703,000, $311,000 and $100,000, respectively. The expense recognized in 2009 notably includes the royalty paid by the Company in connection with the Agreement entered into with, and subsequently terminated by, sanofi (see note 4).

Item 19.         Exhibits

Exhibit Index

1.1

Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form F-3 filed with the Commission on February 23, 2010, File No. 333-165037)

1.2

Code of General By-Laws adopted by the Registrant on November 29, 1995 (incorporated by reference to Exhibit 1.2 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

2

Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada dated as of March 29, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on March 29, 2010)

4.1

Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

4.2

Employment Agreement dated July 18, 2007 between Paul Blake, M.D. and the Registrant (incorporated by reference to Exhibit 4.2 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.3

Service Contract dated December 5, 2007 between Æterna Zentaris GmbH and Prof. Juergen Engel, Ph.D. Consent of the Registrant’s Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 4.3 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.4

Amendment #1 to Service Contract dated September 1, 2008 between Æterna Zentaris GmbH and Prof. Juergen Engel, Ph.D. (incorporated by reference to Exhibit 4.4 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

4.5

Employment Agreement dated September 1, 2008 between the Registrant and Prof. Juergen Engel, Ph.D. (incorporated by reference to Exhibit 4.5 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

4.6

Employment Agreement dated May 7, 2007 between the Registrant and Nicholas J. Pelliccione (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.7

Service Contract dated May 18, 2006 among Æterna Zentaris GmbH, the Registrant and Matthias Seeber (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

4.8

Amendment #1 to Service Contract dated December 9, 2008 among Æterna Zentaris GmbH, the Registrant and Matthias Seeber (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

4.9

Amendment to Amended Employment Agreement dated as of June 20, 2007 among the Registrant, Æterna Zentaris, Inc. and Dennis Turpin (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.10

Purchase Agreement by and among Æterna Zentaris IVF GmbH, Æterna Zantaris GmbH, the Registrant and Cowen Healthcare Royalty Partners L.P. dated November 11, 2008 (incorporated by reference to the Registrant’s report on Form 6-K furnished to the Commission on November 24, 2008)

4.11

License and Cooperation Agreement for Perifosine by and between Zentaris AG and AOI Pharma, Inc. dated September 18, 2002 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on March 30, 2010).

4.12

Addendum agreement to License and Cooperation Agreement for Perifosine by and between Zentaris AG and AOI Pharma, Inc. dated December 3, 2003 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on March 30, 2010).

4.13

First Amendment to License and Cooperation Agreement for Perifosine by and between Æterna Zentaris GmbH and AOI Pharma Inc., dated November 29, 2007 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K furnished to the Commission on March 30, 2010)

8.1	Subsidiaries of the Registrant
11.1

Code of Ethical Conduct of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Commission on March 30, 2009)

11.2	Audit Committee Charter of the Registrant
12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of the Independent Auditors

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ÆTERNA ZENTARIS INC.

/s/ Dennis Turpin

Dennis Turpin
Senior Vice President and Chief Financial Officer

Date:  March 30, 2010