Form 20-F
period 2013-12-31
Aeterna Zentaris Inc.
filed 2014-03-21
CIK 1113423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR

☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Commission file number 0-30752
AETERNA ZENTARIS INC.
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant's Name into English)
Canada
(Jurisdiction of Incorporation)
1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5
(Address of Principal Executive Offices)
Dennis Turpin
Telephone: 418-652-8525
E-mail: dturpin@aezsinc.com
1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5
(Name, Telephone, E-mail and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	NASDAQ Capital Market Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT: NONE
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at the close of the period covered by the annual report: 45,312,009 Common Shares as at December 31, 2013.
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
General
Except where the context otherwise requires, all references in this annual report on Form 20-F to the "Company", "Aeterna Zentaris Inc.", "we", "us", "our" or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this annual report on Form 20-F, references to "$" and "US$" are to United States dollars, references to "CAN$" are to Canadian dollars and references to "EUR" are to euros. Unless otherwise indicated, the statistical and financial data contained in this annual report on Form 20-F are presented as at December 31, 2013.
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
Forward-Looking Statements
This annual report on Form 20-F contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "intend," "believe," "designed to," "vision," "aimed at," "expect," "may," "should," "would," "will" and similar references. Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies and anticipated results of these studies, and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development ("R&D") projects, the successful and timely completion of clinical studies, the degree of market acceptance once our products are approved for commercialization, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability of the Company to protect its intellectual property, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and United States ("U.S.") securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements and disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if required to do so by a governmental authority or applicable law.

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
The consolidated statement of comprehensive income (loss) data set forth in this Item 3.A with respect to the years ended December 31, 2013, 2012 and 2011 and the consolidated statement of financial position data as at December 31, 2013 and 2012 have been derived from the audited consolidated financial statements listed in Item 18, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The consolidated statement of financial position data as at December 31, 2011 set forth in this Item 3.A have been derived from our previous consolidated financial statements not included herein, and have also been prepared in accordance with IFRS, as issued by the IASB. The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F, as well as "Item 5. – Operating and Financial Review and Prospects" of this annual report on Form 20-F.

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of US dollars, except share and per share data)
Derived from consolidated financial statements prepared in accordance with IFRS

	Years ended December 31,
	2013	2012	2011
	$	$	$
Revenues
Sales	96	834	250
License fees and other	6,079	1,219	4,455
	6,175	2,053	4,705
Operating expenses
Cost of sales	51	591	212
Research and development costs, net of refundable tax credits and grants	21,284	20,592	24,245
Selling, general and administrative expenses	12,316	10,606	11,955
	33,651	31,789	36,412
Loss from operations	(27,476)	(29,736)	(31,707)
Finance income	1,748	6,974	6,239
Finance costs	(1,512)	(382)	(8)
Net finance income	236	6,592	6,231
Loss before income taxes	(27,240)	(23,144)	(25,476)
Income tax expense	—	—	(1,104)
Net loss from continuing operations	(27,240)	(23,144)	(26,580)
Net income (loss) from discontinued operations	34,055	2,732	(487)
Net income (loss)	6,815	(20,412)	(27,067)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	1,073	(504)	(789)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,346	(3,705)	(1,335)
Comprehensive income (loss)	10,234	(24,621)	(29,191)
Net loss per share (basic and diluted) from continuing operations	(0.92)	(1.17)	(1.69)
Net income (loss) (basic and diluted) from discontinued operations	1.16	0.14	(0.03)
Net income (loss) (basic and diluted) per share	0.24	(1.03)	(1.72)
Weighted average number of shares outstanding:
Basic	29,476,455	19,775,073	15,751,331
Diluted	29,476,455	19,806,687	15,751,331

Consolidated Statement of Financial Position Information
(in thousands of US dollars)
Derived from consolidated financial statements prepared in accordance with IFRS

	As at December 31,
	2013	2012	2011
	$	$	$
Cash and cash equivalents	43,202	39,521	46,881
Restricted cash equivalents	865	826	806
Total assets	59,196	67,655	75,369
Warrant liability (current and non-current)	18,010	6,176	9,204
Share capital	134,101	122,791	101,884
Shareholders' equity (deficiency)	17,064	(6,695)	(4,546)

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
Our product candidates remain at the development stage, and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as disclosed in our audited consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, we had an accumulated deficit of $203.9 million as at December 31, 2013. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders' equity (deficiency). We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs and seek regulatory approval for our product candidates. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our Common Shares could result in a significant or total loss.
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

None of our current product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction's extensive regulatory approval process. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preclinical testing and clinical development are long, expensive and uncertain processes. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Data obtained from preclinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval. It may take us many years to complete the testing of our product candidates and failure can occur at any stage of this process. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the U.S., in Canada and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process. Though we may engage a contract research organization (a "CRO") with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the United States Food and Drug Administration (the "FDA"), the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.
We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products.
Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be obtained in later studies. Safety signals detected during clinical studies and preclinical animal studies may require us to perform additional studies, which could delay the development of the drug or lead to a decision to discontinue development of the drug. Product candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite positive results in initial clinical testing. Results from earlier studies may not be indicative of results from future clinical trials and the risk remains that a pivotal program may generate efficacy data that will be insufficient for the approval of the drug, or may raise safety concerns that may prevent approval of the drug. Interpretation of the prior preclinical and clinical safety and efficacy data of our product candidates may be flawed and there can be no assurance that safety and/or efficacy concerns from the prior data were overlooked or misinterpreted, which in subsequent, larger studies appear and prevent approval of such product candidates.
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
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must:

•	meet the requirements of these authorities;

•	meet the requirements for informed consent; and

•	meet the requirements for good clinical practices.
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
Additionally, we have limited experience in filing a New Drug Application ("NDA") or similar application for approval in the U.S. or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, or in the NDA filing, some questions may not be answered by the time we file our NDA. Unless the FDA waives the requirement to answer any such unanswered questions, submission of an NDA may be delayed and acceptance of an NDA may ultimately be rejected.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing MACRILEN™ or any other product candidate if and when they are approved.
We currently have a lean sales and marketing staff and have limited recent experience in the sale or marketing of pharmaceutical or biopharmaceutical products. To achieve commercial success for any approved product, including, in the near and medium term, MACRILEN™, we must either develop a sales and marketing organization or outsource these functions to third parties. We currently plan to establish our own sales and marketing capabilities and promote MACRILEN™ with a targeted sales force if and when it is ultimately approved. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel and representatives;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and our business, financial condition and results of operations will be materially adversely affected.

We may not be able to successfully integrate acquired businesses or in-licensed products.
Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our operations, business and products could have a material adverse effect on our operations and results.
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
If we, or if any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products and product candidates.
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
If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.
Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our securities.

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
We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources, including, without limitation, through at-the-market offerings and issuances of Common Shares. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities (collectively, "Convertible Securities"), the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.
We anticipate that our existing working capital, including the proceeds from any sale of Common Shares or other securities and anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the near future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•	the duration and results of our clinical trials for our various product candidates going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	other unexpected developments encountered in implementing our business development and commercialization strategies;

•	the potential addition of commercialized products to our pipeline;

•	the outcome of litigation, if any; and

•	further arrangements, if any, with collaborators.
In addition, global economic and market conditions as well as future developments in the credit and capital markets may make it even more difficult for us to raise additional financing in the future.
If we are unsuccessful in increasing our revenues and/or raising additional funding, we may possibly cease to continue operating as we currently do.
We have had sustained losses, accumulated deficits and negative cash flows from operations since our inception and we expect that this will continue for the foreseeable future.
Although our audited consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of our business plan, which will require an increase in revenue and/or additional funding to be provided by potential investors as well as non-traditional sources of financing. Although we stated in our audited consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 that management believed that the Company had, as at December 31, 2013, sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following such date, there can be no assurance that management will be able to reiterate such belief in the future, particularly in the event that we do not or are unable to raise additional capital, as we do not expect our operations to generate sufficient cash flow to fund our obligations.
Additional funding may be in the form of debt or equity or a hybrid instrument depending on our needs, those of investors and market conditions. Depending on the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we may also pursue non-traditional sources of financing with third parties, the global credit markets may adversely affect the ability of potential third parties to pursue such transactions with us. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or various equity financing alternatives, as well as other alternatives to enhance shareholder value including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology or intellectual property, a combination of operating and related initiatives or a substantial reorganization of our business.

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
Because we have limited financial and managerial resources, we are currently focusing our efforts on our later-stage clinical research programs, zoptarelin doxorubicin and macimorelin, and we are doing so for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for which there may be a greater likelihood of success or may prove to have greater commercial potential. Notwithstanding our investment to date and anticipated future expenditures on zoptarelin doxorubicin, macimorelin and our earlier-stage programs, we have not yet developed, and may never successfully develop, any marketed treatments using these products. Research programs to identify new product candidates or pursue alternative indications for current product candidates require substantial technical, financial and human resources. These activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.
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
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.
If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.
Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.
The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.
We may not obtain adequate protection for our products through our intellectual property.
We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including us, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Applications for patents and trademarks in Canada, the U.S. and in other foreign territories have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents and we may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents to us or our licensing partners may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. The patents issued or to be issued to us may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use and new formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.
In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in U.S. post-grant proceedings as well as in opposition or nullity proceedings in certain countries outside the U.S. In addition, we may be required to disclaim part of the term of certain patents.
Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and any such conflict could reduce the scope of patent protection which we could otherwise obtain. Because patent applications in the U.S. and many other jurisdictions are typically not published until eighteen months after their first effective filing date, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensing partners can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a patent application in the U.S. covering our product candidates or a similar invention, we may have to participate in adversarial proceedings, such as interferences and deviation proceedings, before the United States Patent and Trademark Office to determine which party is entitled to a U.S. patent claiming the disputed invention. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.
In addition to patent protection, we may utilize orphan drug regulations, pediatric exclusivity or other provisions of the United States Food, Drug and Cosmetic Act of 1938, as amended, such as new chemical entity exclusivity or new formulation exclusivity, to provide market exclusivity for a drug candidate. Orphan drug regulations provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the U.S., or, diseases that affect more than 200,000 individuals in the U.S. but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. In the U.S., the FDA has the authority to grant additional data protection for approved drugs where the sponsor conducts specified testing in pediatric or adolescent populations. If granted, this pediatric exclusivity provides an additional six months which are added to the term of data protection as well as to the term of any relevant patents, to the extent these protections have not already expired. We may also seek to utilize market exclusivities in other territories, such as in the European Union (the "EU"). We cannot assure that any of our drug candidates will obtain such orphan drug designation, pediatric exclusivity, new chemical entity exclusivity or any other market exclusivity in the U.S., the EU or any other territory, or that we will be the first to receive the respective regulatory approval for such drugs so as to be eligible for any market exclusivity protection.

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
If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business. Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently be issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.
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

We may not obtain trademark registrations for our product candidates.
We have filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademark applications will be registered in the U.S. or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.
Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our securities.
We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the revenue available from royalties derived from our strategic partners;

•	the nature and timing of licensing fees revenues;

•	the nature and timing of tax credits and grants (R&D);

•	the outcome of litigation, if any;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future collaborators; and

•	failure to enter into new or the expiration or termination of current agreements with collaborators.
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
We are currently dependent on certain strategic partners and may enter into future collaborations for the R&D of our product candidates.
We are currently dependent on certain strategic partners and may enter into future collaborations for the R&D of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks.
We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the R&D of some of our product candidates. Our reliance on these relationships poses a number of risks.
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
We have entered into important strategic partnership agreements relating to certain of our product candidates for various indications. Detailed information on our research and collaboration agreements is available in our various reports and disclosure documents filed with the Canadian securities regulatory authorities and filed with or furnished to the United States Securities and Exchange Commission ("SEC"), including the documents incorporated by reference into this annual report on Form 20-F. For example, on April 10, 2013, we announced that we had entered into a co-development and profit-sharing agreement with Ergomed Clinical Research Ltd. ("Ergomed") for zoptarelin doxorubicin in endometrial cancer. Ergomed was selected as the contract clinical development organization to conduct the multicenter, multinational, randomized Phase 3 "ZoptEC" (Zoptarelin doxorubicin in Endometrial Cancer) trial with zoptarelin doxorubicin in endometrial cancer. Under the terms of this agreement, Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for our Phase 3 ZoptEC trial of zoptarelin doxorubicin in endometrial cancer, which are currently estimated at approximately $30 million over the course of the study, and Ergomed will receive its return on investment based on an agreed single digit percentage of any net income received by us for zoptarelin doxorubicin in this indication, up to a specified maximum amount.
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
We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice guidelines and the investigational plan and protocols contained in an Investigational New Drug ("IND") application, or a comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

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
We will rely on third parties to manufacture and supply marketed products. We also have certain supply obligations vis à vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.
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
Our manufacturing experience to date with respect to our product candidates consists of producing drug substance for clinical studies. To be successful, these product candidates have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Our strategic partners' current manufacturing facilities have the capacity to produce projected product requirements for the foreseeable future, but we will need to increase capacity if expected sales grow more than originally forecasted. Our strategic partners may not be able to expand capacity or to produce additional product requirements on favorable terms. Moreover, delays associated with securing additional manufacturing capacity may reduce our revenues and adversely affect our business and financial position. There can be no assurance that we will be able to meet increased demand over time.
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
We are a company existing under the laws of Canada. Many of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. Investors should not assume that foreign courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or "blue sky" laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from U.S. securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the U.S.
Health care reform measures could hinder or prevent the commercial success of our product candidates and adversely affect our business.
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

In March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the "PPACA"), which may have far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. For example, if reimbursement for our product candidates is substantially less than we expect, our revenue prospects could be materially and adversely impacted.
Regardless of the impact of the PPACA on us, the U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including our product candidates, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies and other third-party payors.
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
We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S.. We can provide no assurance that we will at all times in the future be able to report that our internal controls over financial reporting are effective.
As a public company, we are required to comply with Section 404 of the U.S. Sarbanes-Oxley Act ("Section 404") and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, and we are required to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting. In any given year, we cannot be certain as to the time of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual consolidated financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404, Canadian requirements or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if we fail to remedy such material weakness.
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
We believe that we were not a PFIC for the 2013 taxable year. However, the PFIC determination depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. No assurance can be provided that we will not be classified as a PFIC for the 2014 taxable year and for any future taxable year.
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

If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the Internal Revenue Service (the "IRS") (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This new filing requirement is in addition to any preexisting reporting requirements that apply to a U.S. Holder's interest in a PFIC (which this requirement does not affect).
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
Our operations are in many instances conducted in currencies other than the euro, our functional currency. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the US dollar, the euro, the Canadian dollar and other currencies. For more information, see "Item 11. – Quantitative and Qualitative Disclosures About Market Risk" in this annual report on Form 20-F.
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
The outcome of any future claims and litigation could have a material adverse impact on our business, financial condition and results of operations.
The Company and its subsidiaries may, from time to time, be parties to litigation in the normal course of business. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any, and we may, in the future, be subject litigation proceedings, including class action lawsuits. In the event we are required or determine to pay amounts in connection with any such lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.
Risks Relating to our Common Shares
Our share price is volatile, which may result from factors outside of our control. If our Common Shares were to be delisted from NASDAQ Capital Market ("NASDAQ") or Toronto Stock Exchange (the "TSX"), investors may have difficulty in disposing of our Common Shares held by them.
Our Common Shares are currently listed and traded only on NASDAQ and TSX. Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.
Between January 1, 2013 and December 31, 2013, the closing price of our Common Shares ranged from $1.03 to $3.23 on NASDAQ and from C$1.08 to C$3.27 per share on TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

•	clinical and regulatory developments regarding our product candidates;

•	delays in our anticipated development or commercialization timelines;

•	developments regarding current or future third-party collaborators;

•	other announcements by us regarding technological, product development or other matters;

•	arrivals or departures of key personnel;

•	governmental or regulatory action affecting our product candidates and our competitors' products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S., Canada or abroad.
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
If our Common Shares trade for 30 consecutive business days below the required $1.00 minimum closing bid price, we expect that NASDAQ would then send us a deficiency notice and provide us with a period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price of our Common Shares would have to be at least US$1.00 for a minimum of 10 consecutive business days. If we were not able to regain compliance, NASDAQ would notify us that our securities are subject to delisting. At that time, we could appeal the determination to delist our securities to a Listing Qualifications Panel.
In addition to the minimum bid price requirement, the continued listing rules of NASDAQ require us to meet at least one of the following listing standards: (i) stockholders' equity of at least $2.5 million (the "Equity Standard"), (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our Common Shares by our total outstanding Common Shares) of at least $35 million (the "Market Value Standard") or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (the "Net Income Standard"). If our total market capitalization decreases to an amount less than $35 million for 30 consecutive trading days, it is possible that we could no longer meet any of these three listing standards. Similar to the process described above in the minimum bid price context, if we fail to meet the Market Value Standard for 30 consecutive trading days and do not otherwise meet the Equity Standard or the Net Income Standard, we expect that we would then receive a notification letter from NASDAQ advising us that we fail to comply with the Market Value Standard and providing us a period of 180 calendar days to regain compliance with the Market Value Standard. In order to regain compliance with the Market Value Standard, the market value of our listed securities would have to be at least $35 million for a period of 10 consecutive business days. Otherwise, our securities may then be subject to delisting.
There can be no assurance that our Common Shares will remain listed on NASDAQ. If we fail to meet any of NASDAQ's continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.
We do not intend to pay dividends in the near future.
To date, we have not declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the overall commercial expansion of our business. As a result, the return on an investment in our Common Shares will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which shareholders have purchased them.
Future issuances of securities and hedging activities may depress the trading price of our Common Shares.
Any additional or future issuance of Convertible Securities, including the issuance of Common Shares upon the exercise of stock options and upon the exercise of outstanding warrants, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants or for other reasons. Our Stock Option Plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares. As at December 31, 2013, there were:

•	45,312,009 Common Shares issued and outstanding;

•	no issued and outstanding preferred shares;

•	20,107,410 Common Shares issuable upon exercise of outstanding warrants; and

•	2,412,573 stock options outstanding.
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
Our articles of incorporation, as amended, authorize the issuance of an unlimited number of "blank check" preferred shares, which could be issued by our Board of Directors without shareholder approval and may contain liquidation, dividend and other rights equivalent or superior to our Common Shares. In addition, we have implemented in our constating documents an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board of Directors. These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes in our management. Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Common Shares and could also affect the price that some investors are willing to pay for our Common Shares.

Item 4.	Information on the Company

A.	History and development of the Company
We are a specialty biopharmaceutical Company engaged in developing novel treatments in oncology and endocrinology. Our pipeline encompasses compounds at various stages of development.
We were incorporated on September 12, 1990 under the Canada Business Corporations Act (the "CBCA") and continue to be governed by the CBCA. Our registered address and head office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated by reference into this annual report on Form 20-F, unless such document is specifically incorporated herein by reference.
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
On October 1, 2013, we announced the completion of our previously announced agreements with various partners and licensees with respect to the manufacturing rights and obligations for our Cetrotide® product. The principal outcome of such agreements is the transfer of all manufacturing rights and the grant of a license to a subsidiary of Merck KGaA of Darmstadt, Germany for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories (the "Cetrotide® Business"). Following this transfer, the Cetrotide® Business has been presented in our consolidated financial statements as a discontinued operation.

We currently have three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (Germany), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in Basking Ridge, New Jersey in the United States.

	Aeterna Zentaris Inc. (Canada)

100%		100%

Aeterna Zentaris GmbH (Germany)		Aeterna Zentaris, Inc. (Delaware)

100%

Zentaris IVF GmbH (Germany)

In oncology, our current principal focus is on our ongoing Phase 3 "ZoptEC" (Zoptarelin doxorubicin in Endometrial Cancer) trial in endometrial cancer with zoptarelin doxorubicin. In endocrinology, we are focused on preparing the launch of MACRILEN™ (macimorelin). This product is currently subject to a standard review by the FDA. If approved, MACRILEN™ will be the first orally administrated drug indicated for the evaluation of Adult Growth Hormone Deficiency ("AGHD") by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. We are also investigating various additional compounds as potential treatments for a host of unmet medical needs, as depicted in the chart reproduced under the heading, "Our Product Pipeline".
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
We are a specialty biopharmaceutical Company engaged in developing novel treatments in oncology and endocrinology. Our pipeline encompasses compounds at various stages of development.
Over the years, the Company has incurred recurring operating losses, having invested significantly in our R&D activities, as well as supporting our general and administrative expenses. We have financed our operations through different sources including the issuance of Common Shares and warrants, the conclusion of strategic alliances with licensee partners and R&D grants awarded by governmental agencies. The Company expects to continue to incur operating losses and may require significant capital to fulfill our future obligations. See the capital disclosures and the liquidity risk sections in "Item 5. – Operating and Financial Review and Prospects – Liquidity Risk".
In oncology, we have an ongoing Phase 3 ZoptEC trial in endometrial cancer under a Special Protocol Assessment ("SPA") with the FDA with zoptarelin doxorubicin, a doxorubicin Luteinizing Hormone-Releasing Hormone ("LHRH") targeted conjugate compound for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing a Phase 2 investigator-driven trial with zoptarelin doxorubicin in castration- and taxane-resistant prostate cancer. Our oncology pipeline also encompasses earlier-stage programs, including our AEZS-120, a targeted, live recombinant oral tumor vaccine candidate, our Erk/PI3K inhibitors, such as AEZS-129 and AEZS-136 and our disorazol Z product candidates (AEZS-137 and AEZS-138). We are also investigating various additional compounds as potential treatments for a host of unmet medical needs.

In endocrinology, we have filed an NDA in the U.S. for the registration of MACRILEN™, our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity. On January 6, 2014, we announced that the FDA had accepted for substantive review our NDA for MACRILEN™. The acceptance for filing of the NDA indicates that the FDA has determined that the application is sufficiently complete to permit a substantive review. The NDA, submitted on November 5, 2013, seeks approval for the commercialization of MACRILEN™, which, if approved, will be the first orally administered drug indicated for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The application is subject to a standard review by the FDA.
Recent Developments
For a complete description of our recent corporate and pipeline developments, refer to "Item 5. – Operating and Financial Review and Prospects – Key Developments in 2013".
Our Business Strategy
Our primary business strategy is to pursue the successful development and commercialization of our pipeline with a focus on our principal product candidates zoptarelin doxorubicin and MACRILEN™ in oncology and endocrinology and achieve successful revenue-generating in-/out-licensing opportunities. Our vision is to become a growth-oriented specialty biopharmaceutical company.
Our product pipeline

 _________________________
(1)    Investigator-driven and sponsored.
(2)    Phase 2 in ovarian cancer completed.

(3)
Sponsored entirely by our licensee partners (Spectrum Pharmaceuticals, World (ex-Japan, Korea and other Asian countries) – Handok Pharmaceuticals, Korea and other Asian countries for benign prostatic hyperplasia ("BPH") indication – Nippon Kayaku, Japan for oncology indications).

(4)	Sponsored entirely by our licensee partners (Yakult Honsha, Japan – Handok Pharmaceuticals, Korea – Hikma Pharmaceuticals, Middle East/North Africa).

Oncology
In oncology, we are conducting the ZoptEC Phase 3 study under a SPA with the FDA for zoptarelin doxorubicin in endometrial cancer. We are also advancing an investigator-driven Phase 2 trial with zoptarelin doxorubicin in castration- and taxane-resistant prostate cancer.
Zoptarelin doxorubicin
Zoptarelin doxorubicin represents a new targeting concept in oncology using a hybrid molecule composed of a synthetic peptide carrier and a well-known chemotherapy agent, doxorubicin. Zoptarelin doxorubicin is the first intravenous drug in advanced clinical development that directs the chemotherapy agent specifically to LHRH-receptor expressing tumors, resulting in more targeted treatment with less damage to healthy tissue. The product has successfully completed Phase 2 studies for the treatment of ovarian and endometrial cancer. We hold the worldwide rights to zoptarelin doxorubicin pursuant to an exclusive license agreement with Tulane University, as licensor, and AEZS GmbH, as licensee.
Endocrinology
In endocrinology, an NDA is under review by the FDA for the registration of MACRILEN™, for use in the evaluation of AGHD, in the U.S. Furthermore, macimorelin is being investigated in a Phase 2A trial in cancer-induced cachexia currently conducted under a cooperative R&D agreement ("CRADA") with the Michael E. DeBakey Veterans Affairs Medical Center that is funding the study. We hold the worldwide rights to macimorelin pursuant to an exclusive license agreement with The French Centre National de la Recherche Scientifique, as licensor, and AEZS GmbH, as licensee.
MACRILEN™
MACRILEN™ is an orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity. MACRILEN™ has been granted orphan-drug designation by the FDA. On January 6, 2014, we announced that the FDA had accepted for substantive review our NDA for MACRILEN™ for the evaluation of AGHD. The application is subject to a standard review by the FDA.
Clinical and Preclinical Programs
Our oncology pipeline also encompasses other earlier-stage programs, including AEZS-120, a targeted, live recombinant oral tumor vaccine candidate, our Erk/PI3K inhibitors, including AEZS-129 and AEZS-136, as well as our disorazol Z product candidates comprise AEZS-137 and AEZS-138.
We are also investigating various additional compounds as potential treatments for a host of unmet medical need. We also continue to perform targeted drug discovery activities from which we are able to derive preclinical candidates. This drug discovery includes high throughput screening systems and a library of more than 120,000 compounds.
We are currently at a stage in which some of our products and product candidates are being further developed jointly with strategic partners or with funding from governmental organizations.

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

In zoptarelin doxorubicin, the most advanced of our cytotoxic conjugates, doxorubicin is chemically linked to an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. This design allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a more favorable safety profile with lower incidence and severity of side effects, as normal tissues would be spared from the toxic effects of doxorubicin. In addition, the targeted approach may enable treatment of LHRH receptor-positive cancers that have become refractory to doxorubicin which has been administered in its non-targeted form.

DOX
LHRH
targeting agent
LHRH targeted DOX conjugate
Binding on the LHRH receptor
MDR-1
Migration to the nucleus
Cell death

1.1.1	Zoptarelin doxorubicin – Ovarian and Endometrial Cancer
In 2007, a Phase 2 open-label, non-comparative, multicenter two indication trial stratified with two stages Simon Design was prepared. The study was planned to involve up to 82 patients, with up to 41 patients each with a diagnosis of platinum-resistant ovarian cancer (stratum A) or disseminated endometrial cancer (stratum B). Under coordination by Prof. Günter Emons, M.D., Chairman of the Department of Obstetrics & Gynaecology at the University of Göttingen, Germany, this open-label, multicenter and multinational Phase 2 study "AGO-GYN 5" was conducted by the German AGO Study Group (Arbeitsgemeinschaft Gynäkologische Onkologie / Gynaecological Oncology Working Group), in cooperation with clinical sites in Europe. An i.v. infusion of zoptarelin doxorubicin (267 mg/m2) was administered over a period of two hours, every Day 1 of a 21-day (3-week) cycle. The proposed duration of the study treatment was six cycles. The study was performed with 14 centers of the German Gynaecological Oncology Working Group, in cooperation with three clinical sites in Europe. The primary efficacy endpoint was a response rate with a success criterion at the end of Stage II defined as five or more patients with partial or complete tumor responses according to Response Evaluation Criteria in Solid Tumors ("RECIST") and/or Gynaecologic Cancer Intergroup ("GCIG") guidelines. Secondary endpoints included time to progression ("TTP"), survival, toxicity, as well as adverse effects. In October 2008, we announced that we had entered the second stage of patient recruitment for the Phase 2 trial in platinum-resistant ovarian cancer indication. This decision was taken following the report of two partial responses ("PR") among patients with ovarian cancer. The second stage of patient recruitment for the endometrial cancer indication was reached in November 2008 and was based on the report of one complete response ("CR") and two PR among 14 patients with endometrial cancer.
On November 2, 2009, we announced positive preliminary efficacy data for the Phase 2 study in patients with LHRH-receptor positive platinum-resistant and taxane-pretreated ovarian cancer. All 43 patients who had entered the study had completed their treatment, and a preliminary evaluation had shown that the study had met its predefined primary efficacy endpoint of five or more responders in 41 evaluable patients. Responders, as well as patients with stable disease after completion of treatment with zoptarelin doxorubicin, were to be followed to assess the duration of response and, ultimately, overall survival ("OS").
On November 24, 2009, we announced positive results for the Phase 2 study in patients with endometrial cancer. Preliminary evaluation showed that the study met its predefined primary efficacy endpoint of five or more responders in endometrial cancer patients. Responders, as well as patients with stable disease after completion of treatment with zoptarelin doxorubicin, were to be followed to assess the duration of progression free survival ("PFS") and, ultimately, OS.

On May 6, 2010, we announced that we had received orphan drug designation from the FDA for zoptarelin doxorubicin for the treatment of ovarian cancer.
On May 17, 2010, we announced that we had received a positive opinion for orphan medicinal product designation from the COMP of the EMA for zoptarelin doxorubicin for the treatment of ovarian cancer.
On June 7, 2010, Prof. Günter Emons, Chairman, Department of Obstetrics & Gynaecology Georg-August University Göttingen, Germany, presented positive efficacy and safety data for zoptarelin doxorubicin in ovarian cancer at the American Society of Clinical Oncology's ("ASCO") Annual Meeting. The poster (abstract #5035), was entitled "Phase 2 study of AEZS-108, a targeted cytotoxic LHRH analog, in patients with LHRH receptor-positive platinum resistant ovarian cancer".
42 patients with platinum-resistant ovarian cancer entered the study. Efficacy included PR in five patients (11.9%) and stable disease for more than twelve weeks in eleven patients (26.2%). Based on those data, a clinical benefit rate ("CBR") of 38% was estimated. Median TTP and OS were evaluated as 3.5 months (104 days) and 15.6 months (475 days), respectively. OS compared favourably with data from Doxil® and topotecan (8-9 months). In all, tolerability of zoptarelin doxorubicin was good and commonly allowed retreatment as scheduled. Only one patient (2.4%) had a dose reduction, and overall, 25 of 170 (14.7%) courses were given with a delay, including cases in which delay was not related to toxicity. Severe (Grade 3 or 4) toxicity was mainly restricted to rapidly reversible hematologic toxicity (leukopenia / neutropenia) associated with fever in three cases. Good tolerability of zoptarelin doxorubicin was also reflected with only a few patients with non-hematological toxicities of Grade 3 (none with Grade 4), including single cases each of nausea, constipation, poor general condition, and an enzyme elevation. No cardiac toxicity was reported.
Final evaluation of the ovarian cancer study revealed six patients with PR based on tumor lesions, plus two responders with tumor marker response including one case with normalization, for an overall response rate of 19% (one unconfirmed CR and seven partial responses). Median TTP and OS were evaluated as three and twelve months, respectively.
On September 14, 2011, positive final Phase 2 efficacy and safety data for zoptarelin doxorubicin in advanced endometrial cancer were presented at the European Society of Gynecological Oncology in Milan, Italy. The data showed that zoptarelin doxorubicin, administered as a single agent at a dosage of 267 mg/m2 every three weeks was active, well tolerated and that OS was similar to that reported for modern triple combination chemotherapy, but was achieved with lower toxicity. The primary endpoint was the response rate as defined by the RECIST. Secondary endpoints included safety, TTP and OS.
In all, of 43 patients treated with zoptarelin doxorubicin, 39 were evaluable for efficacy. Efficacy confirmed by independent response review included two CR, ten PR, and 17 patients with stable disease ("SD"). Based on those data, the estimated overall response rate ("ORR") (ORR = CR+PR) was 30.8% and the CBR (CBR = CR+PR+SD) was 74.4%. Responses in patients previously treated with chemotherapy included one CR, one PR and two SDs in eight of the patients with prior use of platinum/taxane regimens. Median TTP and OS were seven months and 13.7 months, respectively. A final evaluation, not excluding non-evaluable cases, revealed the following results: two CR, eleven PR (including three patients with PR not confirmed at subsequent time point), and 17 patients with SD, for an ORR of 30.2% and CBR of 70%; median TTP and OS at seven and 15 months, respectively.
Overall, tolerability of zoptarelin doxorubicin was good and commonly allowed retreatment as scheduled. Severe (Grade 3 or 4) toxicity was mainly restricted to rapidly reversible leukopenia and neutropenia, associated with fever in only one patient who had been treated only three weeks after a surgery. Good tolerability of zoptarelin doxorubicin was also reflected by a low rate of severe non- hematological and possibly drug-related adverse events which included single cases each of nausea, diarrhea, fatigue, general health deterioration, creatinine elevation, and blood potassium decrease. No cardiac toxicity was reported.
On December 28, 2012, we announced that we had reached an agreement with the FDA with respect to a SPA for the ZoptEC Phase 3 registration trial of zoptarelin doxorubicin in endometrial cancer. The SPA agreement states that the proposed trial protocol design, clinical endpoints and planned analyses are acceptable to the FDA to support a regulatory submission. Final marketing approval depends on the results of efficacy, the adverse event profile and an evaluation of the benefit/risk of treatment demonstrated in the ZoptEC Phase 3 trial. This Phase 3 ZoptEC trial in women with locally advanced, recurrent or metastatic endometrial cancer who have progressed and who have received one chemotherapeutic regimen with platinum and taxane (either as adjuvant first-line treatment), is an open-label, randomized, multicenter trial conducted in North America, Europe and Israel. The trial compares zoptarelin doxorubicin with doxorubicin as second line therapy and will involve approximately 500 patients. The primary efficacy endpoint of the ZoptEC trial is improvement in median Overall Survival.
On April 10, 2013, we announced the signing of a co-development and profit-sharing agreement with Ergomed for zoptarelin doxorubicin in endometrial cancer. Ergomed was selected as the contract clinical development organization to conduct the ZoptEC Phase 3 trial. Under the terms of the agreement, Ergomed has agreed to assume 30% (up to $10 million) of the clinical and regulatory costs for the trial which are estimated at approximately $30 million over the course of the study. Ergomed will receive its return on investment based on an agreed single digit percentage of any net income received by Aeterna Zentaris for zoptarelin doxorubicin in this indication, up to a specified maximum amount.
On July 31, 2013, we announced that the first patient had been recruited and dosed for the ZoptEC Phase 3 trial in endometrial cancer.
On February 4, 2014, we announced that an article on the Phase 2 results for zoptarelin doxorubicin in endometrial cancer had been published in the February issue of the International journal of Gynecological Cancer. The results published in this article refer to the final evaluation of the Phase 2 trial in endometrial cancer described above.
Competitors for zoptarelin doxorubicin in Endometrial Cancer
At present, the Company is not aware of any approved drug product for the treatment of advanced and recurrent metastatic endometrial cancer in either the United States or Europe. There is also no systemic therapy approved in either the United States or Europe (except Germany) for treating advanced or recurrent endometrial cancer.
The following products are among some of the many products currently in clinical trial in endometrial cancer:

Product / mode of action*	Company*	Development Status*
Ixabepilone / microtubule inhibitor	Bristol-Myers Squibb	Phase 3
Letrozole / non-steroidal aromatase inhibitor	Novartis	Phase 2 and Phase 3
SAR245408 (XL-147)/PI3K inhibitor	Sanofi	Phase 2
BKM120/PI3K inhibitor	Novartis	Phase 1/2
TK1258/FGFR inhibitor	Novartis	Phase 1/2
GDC/0980 PI3K/mTOR inhibitor	Genentech	Phase 2
Lenvatinib (E7080)/ Multi-kinase inhibitor	Eisai	Phase 2
Sunitinib malate/Tyrosine kinase inhibitor	NCI	Phase 2
_________________________

*	Source: Competitor company's website and www.clinicaltrials.gov.
See also the risk factor entitled "Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive" in Item 3D of this annual report on Form 20-F.
Market Data - Endometrial Cancer
According to the American Cancer Society, endometrial cancer is the most common invasive gynecologic cancer in women in the United States, with an estimated 52,630 new cases expected to occur in 2014. This disease primarily affects postmenopausal women at an average age of 60 years at diagnosis. In the United States, it is estimated that approximately 8,590 women will die of endometrial cancer in 2014.
According to Datamonitor Healthcare (March 2010), a research and advisory firm that focuses on therapeutic, strategic and health market analysis and competitive intelligence, the incidence of endometrial cancer in the seven major pharmaceutical markets was 94,061 patients in 2010 and is forecasted to reach approximately 98,500 cases by 2019.

1.1.2	Zoptarelin doxorubicin – Triple-Negative Breast Cancer
On October 25, 2011, we announced that the FDA had granted Alberto J. Montero M.D. of the Sylvester Comprehensive Cancer Center, an IND approval for the initiation of a randomized Phase 2 trial in chemotherapy refractory triple-negative (ER/PR/HER2-negative) LHRH receptor-positive metastatic breast cancer with zoptarelin doxorubicin. Subsequently, the study was converted into a Company-sponsored study and is now conducted under our IND.
On February 20 2013, we announced that a first patient had been treated for the randomized Phase 2 trial in chemotherapy refractory triple-negative ("ER/PR/HER2-negative") luteinizing hormone-releasing hormone receptor ("LHRH-R")-positive metastatic breast cancer, with zoptarelin doxorubicin. Alberto J. Montero, MD, Assistant Professor, Department of Medicine, Division of Hematology/Oncology, Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine, is the lead investigator of this trial which also include sites at the Universities of Regensburg and Goettingen, in Germany.

This is an open-label, randomized, two-arm, multicenter Phase 2 study which will involve up to 74 patients. Patients will be randomized in a 1:1 ratio into one of the two treatment arms: [Arm A] zoptarelin doxorubicin (267 mg/m2 every 21 days) or [Arm B] SSC standard single agent cytotoxic chemotherapy at the discretion of the treating oncologist.
The primary study endpoint is median time of progression-free survival. Secondary endpoints include overall response rate, and overall survival. The study will also evaluate zoptarelin doxorubicin's toxicity profile and patients' quality of life relative to conventional cytotoxic chemotherapy.
On June 3, 2013, Stefan Buchholz, MD. at the Medical Center University of Regensburg, Germany, presented at the ASCO Annual Meeting the study design of the Phase 2 trial of zoptarelin doxorubicin in chemotherapy refractory triple negative LHRH-R positive metastatic breast cancer. The poster (abstract #TPS11124) was entitled "A randomized, Phase 2 trial of AEZS-108 in chemotherapy refractory triple negative (ER/PR/HER2-negative) LHRH-R positive metastatic breast cancer".
As part of our ongoing review to ensure optimization of our resources, we have decided to terminate this Phase 2 trial in triple-negative breast cancer.

1.1.3	Zoptarelin doxorubicin – Bladder Cancer
On May 12, 2010, we announced that the FDA had approved our IND application for zoptarelin doxorubicin in LHRH receptor-positive urothelial (bladder) cancer. Following this approval from the FDA, this trial will be conducted by Dr. Gustavo Fernandez at the Sylvester Comprehensive Cancer Center at the University of Miami's Miller School of Medicine, and will include up to 64 patients, male and female, with advanced LHRH receptor-positive urothelial (bladder) cancer. The study will be conducted in two parts: first, a dose-finding part in up to twelve patients; subsequently, the selected dose will be studied for its effect on PFS.
On December 14, 2010, we announced the initiation of the Phase 1/2 trial.
On July 26, 2012, we announced that preclinical data on zoptarelin doxorubicin in urinary bladder cancer were published in the online edition of Oncotarget. The article underlined that zoptarelin doxorubicin powerfully inhibited growth of bladder cancers in nude mice, exerted greater effects and was less toxic than doxorubicin ("DOX"). In contrast to DOX alone, which activated strong multidrug resistance mechanisms in RT-4 and HT-1197 cancers, zoptarelin doxorubicin had no or fewer such effects. Polymerase Chain Reaction ("PCR") assays and in vitro studies revealed differences in the action of zoptarelin doxorubicin and DOX on the expression of genes involved in apoptosis.
As part of our ongoing review to ensure optimization of our resources, we have decided to terminate this Phase 1/2 trial in bladder cancer.

1.1.4	Zoptarelin doxorubicin – Prostate Cancer
On August 5, 2010, we announced that the The National Institutes of Health ("NIH") had awarded Dr. Jacek Pinski, Associate Professor of Medicine at the Norris Comprehensive Cancer Center of the University of Southern California, a grant of $1.6 million over three years to conduct a Phase 1/2 study in refractory prostate cancer with zoptarelin doxorubicin. The study, entitled A Phase I/II Trial of AN-152 [AEZS-108] in Castration- and Taxane-Resistant Prostate Cancer, will enroll up to 55 patients and will be conducted in two portions: an abbreviated dose-escalation followed by a single arm, Simon Optimum two-stage design Phase 2 study using the dose selected in the Phase 1 portion. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of zoptarelin doxorubicin in men with castration- and taxane-resistant metastatic prostate cancer, for which the presence of LHRH receptors has been confirmed.
On December 14, 2010, we announced the initiation of the investigator initiated Phase 1/2 trial.
On September 26, 2011, we announced positive interim data for the Phase 1 portion of the Phase 1/2 trial with zoptarelin doxorubicin in castration-and taxane-resistant prostate cancer at the European Society for Medical Oncology ("ESMO) meeting, Stockholm, Sweden. This is a single arm study with a Phase 1 lead-in to a Phase 2 clinical trial. The primary endpoint of the Phase 1 portion is safety. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of zoptarelin doxorubicin for these patients. Twelve patients entered the study: three patients each received zoptarelin doxorubicin at the lower dose levels of 160 and 210 mg/m2, and six patients at 267 mg/m2. Data on ten patients were presented as two patients were too early for evaluation. Zoptarelin doxorubicin was generally well tolerated and there were no dose limiting toxicities so far. The only Grade 3 and 4 toxicities were hematologic in nature. At the time, there were three Grade 4 toxicities (two at 210 mg/m2 and one at 267 mg/m2), all of which were asymptomatic. There were six Grade 3 toxicities including two cases of Grade 3 anemia after repeated courses (cycles five and six) and one case of febrile neutropenia that occurred during cycle one. Signs of therapeutic activity included five patients with Prostate Specific Antigen ("PSA") regression. One of these patients treated at the lowest dose level, received eight treatment cycles because the patient demonstrated continued clinical benefit. Three out of four evaluable patients with radiologic evaluable disease achieved stable disease per RECIST. The Phase 2 extension is planned after completion of the toxicity assessment in the final dose level of the Phase 1 portion of the study. In correlative studies, drug uptake was demonstrated for the first time in captured circulating tumor cells of patients, thus validating the principle of targeted tumor therapy with zoptarelin doxorubicin in a clinical setting.
On February 3, 2012, we reported updated results for the Phase 1 portion of the ongoing Phase 1/2 study of zoptarelin doxorubicin in prostate cancer.
The results were based on 13 patients who had been previously treated with androgen-deprivation therapy (LHRH agonist) and at least one taxane-based chemotheraphy regimen, who were treated on three dose levels of zoptarelin doxorubicin: three at 160 mg/m2, three at 210 mg/m2, and seven at 267 mg/m2. Overall, zoptarelin doxorubicin was well tolerated among this group of heavily pretreated older patients. There were two dose-limiting toxicities, each of which having been a case of asymptomatic Grade 4 neutropenia at the 267 mg/m2 dose level and both patients fully recovered. The Grade 3 and 4 toxicities were primarily hematologic. There was minimal non-hematologic toxicity, most frequently fatigue and alopecia.
Despite the low doses of zoptarelin doxorubicin in the first cohorts, there was some evidence of antitumor activity. One patient received eight cycles (at 210 mg/m2) due to continued benefit. Among the five evaluable patients with measurable disease, four achieved stable disease. At the time of submission of the abstract, a decrease in PSA was noted in six patients. Six of 13 (46%) treated patients received at least five cycles of therapy with no evidence of disease progression at twelve weeks. Correlative studies on circulating tumor cells ("CTC") demonstrated the uptake of zoptarelin doxorubicin into the targeted tumor.
On November 12, 2012, we announced the initiation of the Phase 2 portion of the ongoing Phase 1/2 study of zoptarelin doxorubicin in prostate cancer. The primary endpoint of the Phase 2 portion is to evaluate the clinical benefit of zoptarelin doxorubicin for these patients. Secondary endpoints include toxicity, time to RECIST and PSA progression, RECIST response rate for patients with measurable disease, PSA response rate, pain palliation and overall survival.
On June 3, 2013, we announced that final data for the Phase1 portion of the ongoing Phase 1/2 trial with zoptarelin doxorubicin in prostate cancer, demonstrated the compound's promising anti-tumor activity. Results were presented by lead investigator, Jacek Pinski, MD, PhD, of the USC Norris Comprehensive Cancer Center, during a poster session at the ASCO Annual Meeting in Chicago.
Eighteen men with a median of two prior chemotherapy regimens (range 1/5) and a median PSA of 106.4 ng/mL (range 8.4-1624.0) were enrolled. The dose of zoptarelin doxorubicin was escalated from 160 mg/m2 to 210 mg/m2 then to 267 mg/m2. There were two Dose-Limiting Toxicities ("DLT") in the seven patients receiving zoptarelin doxorubicin at a dose of 267 mg/m2 (grade 4 neutropenia), establishing 210 mg/m2 as the Maximum Tolerated Dose ("MTD"). Significant non-hematologic toxicities included one case of grade 3 nausea. No cardiotoxicity was seen on serial evaluation and six patients completed six cycles. Internalization of zoptarelin doxorubicin was consistently visualized in CTCs 1 to 3 hours after dosing. Maximal PSA response was stable or decreased in 8 of 18 men. Among the 15 evaluable patients with measurable disease, ten achieved stable disease and a drop in PSA was noted in three patients. The MTD of zoptarelin doxorubicin in this indication is 210 mg/m2, which is below the MTD reported in women with refractory endometrial and ovarian cancer.
The Phase 2 portion of that Phase 1/2 trial is ongoing.

1.1.5	AEZS-137 (Disorazol Z) / AEZS-138 (LHRH-Disorazol Z)
In search of new antitumor agents, we found that disorazol Z (AEZS-137), isolated from the myxobacterium Sorangium cellulosum, possess cytotoxicity in the picomolar range in a panel of different tumor cell lines. Inhibition of tubulin polymerization, cell cycle arrest and efficient induction of apoptosis, have been identified as modes of action.
On March 24, 2011, we were awarded a $1.5 million grant from the German Ministry of Education and Research to develop, up to the clinical stage, cytotoxic conjugates of the proprietary cytotoxic compound AEZS-137 and peptides targeting G-protein coupled receptors, including the LHRH receptors. The compounds being developed will combine the targeting principle successfully employed in Phase 3 with zoptarelin doxorubicin with the novel cytotoxic disorazol Z. Furthermore, diagnostic tools systematically assessing the receptor expression in tumor specimens will be developed to allow the future selection of patients and tumor types with the highest chance of benefiting from this personalized medicine approach. The grant was payable as a partial reimbursement of qualifying expenditures over a three-year period, until January 31, 2014. The qualified project was performed with Morphisto GmbH and the Helmholtz Institute in Saarbrücken, Germany, which received additional funding of approximately US$0.7 million. Researchers from the departments of Gynecology and Obstetrics at both the University of Göttingen and the University of Würzburg, Germany, were also part of the collaboration.

On November 16, 2011, we announced the presentation of a poster at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics on encouraging preclinical data for AEZS-137. The data showed that AEZS-137 possesses cytotoxicity in a highly diverse panel of 60 different tumor cell lines, and also underlined the identification of important aspects of this novel natural compound's mechanism of action. AEZS-137 has been identified as a tubulin binding agent with highly potent antitumor properties. Cell cycle analysis revealed that AEZS-137 arrested cells in the G2/M cell cycle phase and subsequently induced apoptosis with remarkable potency, as shown by sub-nanomolar EC50 values. Currently, experiments are under way to determine the tubulin binding site for disorazol Z and to identify further mechanisms of action of this novel highly potent agent. To expand our zoptarelin doxorubicin technology platform, we aim to evaluate the utility of disorazol Z as a cytotoxic component in a drug-targeting approach utilizing GPCR ligands as the targeting moieties for the treatment of GPCR over-expressing cancers.
On April 10, 2013, we announced at the American Association for Cancer Research's ("AACR") encouraging updated proof-of-concept results for Disorazol Z cytotoxic conjugates, such as AEZS-125 and AEZS-138, in human ovarian and endometrial cancer xenograft models. Data demonstrated that conjugates of D-Lys6-LHRH and Disorazol Z retained strong binding to the LHRH receptor and showed potent inhibition of tubulin polymerization. Cellular cytotoxicity of the conjugates was in the low nanomolar EC50 range. Increased cytotoxicity in cells over-expressing the LHRH receptor, support receptor targeting as a mechanism of action. The LHRH receptor-dependent efficacies of Disorazol Z - D-Lys6-LHRH conjugates in vitro and in mouse xenograft models that were presented, support the principle of tumor targeting by the LHRH receptor as already employed by the drug candidate zoptarelin doxorubicin, which is currently in a ZoptEC Phase 3 study in endometrial cancer and in a Phase 2 study in prostate cancer.
On February 11, 2014, at the 11th International Symposium on GnRH, in Salzburg, Austria, we presented further data on the mechanism of action and proof of concept of the disorazol Z cytotoxic conjugate, AEZS-138, which had led to the initiation of its preclinical development during the second quarter of 2013.
As part of our ongoing review to ensure the optimization of our resources, we are currently evaluating our options for this project.

1.2	TUBULIN INHIBITORS / VASCULAR TARGETING AGENTS

1.2.1	AEZS-112
Tubulin is a protein found in all cells that plays an important role during cell division in that, it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to the death of the affected cell. The antitumor agents taxol and vincristine, which are widely used in cancer therapy, are based on this principle. Both compounds are expensive natural substances and cause severe side effects when used in humans.
We are currently identifying and developing novel tubulin inhibitors which, compared with currently used products, exhibit improved efficacy in animal models, have a more acceptable side effect profile, an incomplete or no cross-resistance and are administered orally.
AEZS-112 is a drug development candidate with a favorable safety and tolerability profile showing excellent in vivo activity in various tumor models including mammary, colon, melanoma and leukemia cancers at acceptable and very well tolerated doses administered orally once weekly. This compound acts through three mechanisms of action. Strong anticancer activity is combined with proapoptotic and antiangiogenic properties. AEZS‑112 inhibits the polymerization of tubulin, destroys the mitotic spindle of the cancer cells and inhibits topoisomerase II activity. AEZS-112 arrests the cancer cells in the G2M cell cycle phase at a nanomolar concentration and induces apoptosis. AEZS-112 is not cross-resistant to cisplatin, vincristine and doxorubicin in cell lines resistant to these drugs.
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
As part of our ongoing review to ensure the optimization of our resources and as the compound did not reach the expected outcome in terms of formulation, we are currently in the process of evaluating our options for this compound.

1.3	IMMUNOTHERAPY / VACCINES

1.3.1	AEZS-120
AEZS-120 is a preclinical tumor vaccine. The general principle of active tumor vaccines is the induction of a cellular and/or humoral immune response which is capable of attacking the tumor. AEZS-120 is a live recombinant oral tumor vaccine candidate based on Salmonella typhi Ty21a as a carrier strain. Salmonella typhi Ty21a is an approved oral typhoid vaccine which has been safely applied in more than 250 million doses. The molecular basis of AEZS-120 is the recombinant expression of the fusion protein between cholera toxin B (CtxB) and prostate specific antigen ("PSA"), and the recombinant expression of two components of the hemolysin secretion system (HlyB and HlyD) as well as the signal component HlyA which allow the secretion of the fusion protein by the attenuated approved carrier strain S. typhi Ty21a.
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
The adjuvant activity is provided by two elements: the live bacterial carrier itself and the fusion to CtxB.

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
In 2007, AEZS-120 was selected by the Company as its first preclinical development candidate of an antitumor vaccine.
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

•
In all, the non-clinical studies suggest that the safety and toxicological profile of AEZS-120 is similar to the approved carrier strain S. typhi Ty21a, which has already been safely administered in more than 250 million doses.

GMP material for clinical use has been produced and released, and we have approval from the Danish regulatory authorities as well as the ethics committee for the initiation of a proof-of-concept Phase 1 trial in prostate cancer. However, as part of our ongoing review to ensure the optimization of our resources, we are currently evaluating our options for this project.

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

1.4.1.1	AEZS-129
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
The conclusions were as follows:

•	Effective dual targeting of Raf-Mek-Erk and PI3K-Akt pathway.

•	Unique inhibitor with excellent activity against PI3K and Erk.

•	Induction of cell cycle arrest in G1 phase and apoptosis.

•	Broad anti-proliferative activity in vitro.

•	Favorable in vitro ADMET and in vivo PK profile.

•	Well tolerated up to daily doses of 90mg/kg for 4 weeks.

•	In vivo antitumor efficacy after oral administration.
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
As part of our ongoing review to ensure the optimization of our resources, we are currently evaluating the next steps for our Erk/PI3K inhibitors program.

1.4.2	Perifosine
On March 11, 2013, we announced that the Phase 3 trial in multiple myeloma was discontinued after an interim analysis by an independent Data Safety Monitoring Board reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint of progression-free survival. We therefore decided not to make any further investment in the development of perifosine.
Perifosine remains partnered with Yakult in Japan, Handok in Korea and Hikma in the MENA region for various cancer indications.
In addition, perifosine remains the object of certain investigator-initiated studies in different indications such as neuroblastoma, glioma, pediatric solid tumors and other indications.

2.0	ENDOCRINOLOGY

2.1	MACIMORELIN
Macimorelin, a ghrelin agonist, is a novel orally active small molecule that stimulates the secretion of growth hormone by binding to the ghrelin receptor (GHSR-1a). It has potential uses in both endocrinology and in oncology indications.
In endocrinology, the FDA has accepted for substantive review our NDA for MACRILEN™ for the evaluation of AGHD. MACRILEN™ is a peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity. If approved, MACRILEN™ will be the first orally administrated drug indicated for the evaluation of AHGD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. MACRILEN™ has been granted orphan-drug designation by the FDA for use in evaluating growth hormone deficiency ("GHD"). We own the worldwide rights to MACRILEN™.
In oncology, an IND has been granted for a Phase 2A trial with macimorelin in cancer-induced cachexia, a disease which leads to significant weight loss and diminished functional performance. Since ghrelin agonists such as macimorelin have been shown to stimulate food intake and increase body weight in rats and mice, macimorelin could lead to better quality of life for patients with cancer-induced cachexia. Ghrelin agonists have been in clinical trials for over a decade and have generally demonstrated good safety and efficacy profiles.

2.1.1	MACRILEN™ (macimorelin) – Use for evaluation of AGHD
On October 19, 2009, we announced that we had initiated activities intended to complete the clinical development of MACRILEN™ for use in evaluating growth hormone deficiency. We had already assumed the sponsorship of the IND and discussed with the FDA the best way to complete the ongoing Phase 3 clinical trial and subsequently file an NDA for approval of MACRILEN™ for use in evaluating AGHD.
The pivotal Phase 3 trial was designed to investigate the safety and efficacy of the oral administration of MACRILEN™ as a growth hormone stimulator for use in evaluating AGHD. It was accepted by the FDA that for the ongoing part of the study, MACRILEN™ would not be tested against a comparator drug, as Geref® had been removed from the market.
On June 21, 2010, we presented positive data at the 92nd ENDO Meeting on MACRILEN™ for evaluation and therapeutic use. The preclinical data showed that MACRILEN™ is a potent and safe oral synthetic GH-releasing compound with potential utility in evaluating growth hormone deficiencies.
On July 14, 2010, we announced the presentation of a poster on MACRILEN™, entitled Use of the Orally Active Ghrelin Mimetic AEZS-130 as a Simple Test for the Diagnosis of Growth Hormone (GH) Deficiency (GHD) in adults (AGHD). Merriam G.R., Yuen K., Bonert V., Dobs A, Garcia J., Kipnes M., Molitch M., Swerdloff R., Wang C., Cook D., Altemose I. and Biller B. This poster was presented at the Seventh International Congress of Neuroendocrinology, in Rouen, France.
On October 5, 2010, at the Fifth International Congress of the Growth Hormone Research Society and the Insulin-like Growth Factors Society, we announced that, after the interim Phase 3 analysis, MACRILEN™ demonstrated the potential to provide a simple, well tolerated and safe oral product for use in evaluating AGHD.
On December 20, 2010, we announced we had reached agreement with the FDA on a SPA for MACRILEN™, enabling the Company to complete the ongoing registration study required to gain approval for use in evaluating AGHD.
The first part of the study, conducted by our former partner, Ardana, was a two-way cross-over study and included 42 patients with confirmed AGHD or multiple pituitary hormone deficiencies and a low insulin-like growth factor-I. A control group of 10 subjects without AGHD were matched to patients for age, gender, body mass index and (for females) estrogen status.
On July 26, 2011, we announced the completion of the Phase 3 study of MACRILEN™ as a first oral product for use in evaluating AGHD and the decision to meet with the FDA for the future filing of an NDA for the registration of MACRILEN™ in the United States.
On August 30, 2011, we announced favorable top-line results of our completed Phase 3 study with MACRILEN™ as a first oral product for use in evaluating AGHD. The results showed that MACRILEN™ had reached its primary endpoint demonstrating >90% area-under-the-curve ("AUC") of the Receiver Operating Characteristic ("ROC") curve, which determines the level of specificity and sensitivity of the product. Importantly, the primary efficacy parameters show that the study achieved both specificity and sensitivity at a level of 90% or greater. In addition, eight of the ten newly enrolled AGHD patients were correctly classified by a pre-specified peak GH threshold level. The use of MACRILEN™ was shown to be safe and well tolerated overall throughout the completion of this trial.

On June 26, 2012, we announced that the final results from a Phase 3 trial for MACRILEN™ showed that the drug is safe and effective in evaluating AGHD. Jose M. Garcia, MD, PhD, of the Baylor College of Medicine and the Michael E. DeBakey VA Medical Center, disclosed these data during an oral presentation at the 94th ENDO Annual Meeting and Expo in Houston. The study had originally been designed as a cross-over trial of MACRILEN™ vs. growth hormone-releasing hormone (GHRH) + L-Arginine (ARG) in AGHD patients and in controls matched for body mass index ("BMI"), estrogen status, gender and age. After 43 AGHD patients and ten controls had been tested, GHRH became unavailable. The study was completed by testing ten more AGHD patients and 38 controls with MACRILEN™ alone. Of the 53 AGHD subjects enrolled, 52 received MACRILEN™, and 50 who had confirmed AGHD prior to study entry were included in this analysis, along with 48 controls. Two AGHD subjects could not be matched due to the combination of young age, high BMI and estrogen use. The objective of this clinical trial was to determine the efficacy and safety of MACRILEN™ in the evaluating of AGHD. Mean peak growth hormone ("GH") levels in AGHD patients and controls following MACRILEN™ administration were 2.36ng/mL (range 0.03-33) and 17.71ng/mL (range 10.5-94), respectively. The ROC plot analysis yielded an optimal GH cut-point of 2.7ng/mL, with 82% sensitivity, 92% specificity and a 13% misclassification rate. Obesity (BMI>30) was present in 58% of cases and controls, and peak GH levels were inversely associated with BMI in controls. Adverse events ("AE") were seen in 37% of AGHD patients and in 21% of controls following MACRILEN™. In contrast, 61% of AGHD subjects and 30% of controls experienced AEs with L ARG+GHRH. The most common AEs after MACRILEN™ were unpleasant taste (19.2%) and diarrhea (3.8%) for the AGHD patients and unpleasant taste (4.2%) and diarrhea (4.2%) for the matched controls. No clinically meaningful changes from baseline in ECG results during the study for AGHD patients; however, one control subject had an ECG change (T wave abnormality and QTc interval prolongation) one hour after treatment with MACRILEN™ that was considered a serious treatment-related adverse event and resolved spontaneously within 24 hours. The subject had been pre-treated with citalopram, a drug that was later reported by the FDA to be associated with QT prolongation, although the patient had stopped this medication seven days prior to dosing. Overall, this study demonstrated that MACRILEN™ is safe and effective for use in evaluating AGHD.
On August 7, 2012, the United States Patent and Trademark Office granted us a patent for the use of MACRILEN™ as a product to be used in evaluating AGHD. Filed on February 19, 2007, the patent (US 8,192,719 B2), entitled "Methods and Kits to Diagnose Growth Hormone Deficiency by Oral Administration of EP1572 or EP1573 Compounds", became effective as of June 5, 2012 and will expire on October 12, 2027. The corresponding composition of matter patent (US 6,861,409 B2), filed on June 13, 2001 and granted on March 1, 2005, will expire on August 1, 2022, with the possibility of a patent term extension of up to five years.
On September 25, 2012, the European Patent Office granted us a patent for the use of MACRILEN™ related to methods and kits for use in relation to the evaluation of GHD in a human or animal subject. Filed on February 19, 2007, the patent, (EP #1 984 744 B1) entitled "Methods and Kits to Diagnose Growth Hormone Deficiency", was effective as of September 19, 2012 following its publication in the European Patent Bulletin, and it will expire on February 19, 2027.
On September 26, 2012, we received notification from the FDA that Fast Track designation previously applied for had not been granted for MACRILEN™ as a product for use in evaluating AGHD.
On October 18, 2012, we announced that results from a multicenter open-label Phase 3 trial for MACRILEN™ demonstrated that the drug is safe and effective in evaluating AGHD. George R. Merriam, MD, Director of the Clinical Study Unit at the Veterans Affairs Puget Sound Health Care System, and Professor of Medicine at the University of Washington, Seattle and Tacoma, WA, disclosed these data at the 6th International Congress of the GRS and IGF Society in Munich, Germany. His presentation confirmed data previously presented by Jose M. Garcia, MD, Ph.D., of the Baylor College of Medicine and the Michael E. DeBakey Veterans Affairs Medical Center, at the 94th ENDO Meeting in Houston, Texas in June 2012. Dr. Merriam's presentation drew attention to the effect of BMI on optimizing the cut-off values to improve the sensitivity and specificity of the test. Responses in normal subjects classified as obese, with BMI's above 30, were significantly lower than in leaner subjects. Since GH deficiency can lead to increased body fat, many of the patients also met criteria for obesity, and therefore, a lower peak GH cut-off is more accurate in separating obese normals from obese patients. Based upon these study results, a cut-off of 2.7 µg/L was optimal for subjects with a BMI≥30 and a cut-off of 6.8 µg/L for subjects with a BMI<30. Age had a weaker effect on test performance and gender made no difference. Thus GH stimulation with oral MACRILEN™ may provide a simple, rapid, safe, and well-tolerated product used in evaluating AGHD, with accuracy comparable to that of the GHRH-ARG test.
On January 6, 2014, we announced that the FDA had accepted for substantive review our NDA for our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity, MACRILEN™, for the evaluation of AGHD. The acceptance for filing of the NDA indicates that the FDA has determined that the application is sufficiently complete to permit a substantive review. The NDA, submitted on November 5, 2013, seeks approval for the commercialization of MACRILEN™, which, if approved, will be the first orally administered drug indicated for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The application is subject to a standard review by the FDA. MACRILEN™ benefits from patent protection covering major markets; in particular, the product is protected in the U.S. at least until October 2027. Phase 3 data have demonstrated the compound to be well tolerated, with accuracy comparable to available intravenous and intramuscular testing procedures.
Throughout the remainder of 2014, we expect to advance the pre-launch activities related to the initial commercialization of MACRILEN™ in AGHD in the U.S. market. As noted above, our NDA is currently under substantive review by the FDA. Subject to the successful review and acceptance of our NDA, we expect to make MACRILEN™ available by prescription in the U.S. as soon as commercially practicable following final regulatory approval.
We intend to build a commercial infrastructure necessary to access the physicians who perform the majority of AGHD tests (endocrinologists) along with the major centers of AGHD influence. Commercial initiatives are likely to include the targeted selection, hiring and deployment of a contracted sales force by the end of 2014. The targeted marketing efforts of our sales force will reach endocrinology specialists of AGHD. We believe these efforts will enable the realization of a substantial portion of the potential commercial opportunity for MACRILEN™.
Competitors for MACRILEN™ in the evaluation of AGHD
Competitors for MACRILEN™ as a product for the evaluation of AGHD are principally the diagnostic tests currently performed by endocrinologists, although none of these tests are approved by the FDA for this purpose.
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

Oral administration of MACRILEN™ offers more convenience and simplicity over the current GHD tests used, requiring either i.v. or i.m. administration. Additionally, MACRILEN™ may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which MACRILEN™ has not thus far. These factors may be limiting the use of GHD testing and may enable MACRILEN™ to become the product of choice in evaluating AGHD.
Market Data - AGHD
There are approximately 36,000 AGHD tests performed annually in the U.S. Based on published information from the U.S. Centers for Disease Control and Prevention, different scientific publications and by Navigant Research, we estimate that the total potential U.S. market for AGHD evaluation is approximately 158,000 tests per year, including the evaluation of patients who have suffered traumatic brain injury ("TBI"). In patients with TBI, a GHD is frequent and may contribute to cognitive sequel and reduction in quality of life. GHD develops in approximately 19% of both severe and moderate hospitalized TBI victims (scientific publications: Agha et al., British Journal of Neurosurgery, 2007, Fernandez-Rodrigues et al., Frontiers in Endocrinology, 2011 and Popovic et al., Frontiers of Hormone Research, Basel, Karger, 2005).

2.1.2	Macimorelin – Cancer Cachexia
On November 28, 2011, we announced that the FDA had granted Jose M. Garcia, M.D., Ph.D., Assistant Professor, Division of Diabetes Endocrinology and Metabolism, Departments of Medicine and Molecular and Cell Biology, Baylor College of Medicine and Michael E. DeBakey Veterans Affairs Medical Center, in Houston Texas, an IND approval for the initiation of a Phase 2A trial to assess the safety and efficacy of repeated doses of macimorelin in patients with cancer cachexia. Cachexia, which is characterized by diminished appetite and food intake in cancer patients, is defined as an involuntary weight loss of at least 5% of the pre-illness body weight over the previous 6 months.
On March 8, 2012, we announced that the Michael E. DeBakey Veterans Affairs Medical Center, in Houston, Texas, had initiated the Phase 2A trial assessing the safety and efficacy of repeated doses of macimorelin in patients with cancer cachexia. The study is conducted under a CRADA with the Michael E. DeBakey Veterans Affairs Medical Center, which is funding the study. This is a double-blind, randomized, placebo-controlled Phase 2A trial to test the effects of different doses of macimorelin in 18 to 26 patients with cancer cachexia. The study will involve three sequential groups receiving differing doses of macimorelin. Each dose group will have six patients who will receive macimorelin and two to four patients who will receive a placebo. The primary objective of the study is to evaluate the safety and efficacy of repeated oral administration of macimorelin at different doses daily for one week in view of developing a treatment for cachexia.
The study is ongoing with patient enrollment not yet completed.

2.2	LHRH ANTAGONISTS

2.2.1	Cetrotide®
On October 1, 2013, we announced that we had completed the transactions contemplated by the transfer and service agreement and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed by a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono") for therapeutic use as part of in vitro fertilization programs. The principal outcome of these agreements is the transfer of manufacturing rights and the grant of a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories in exchange for a non-refundable one-time payment of €2.5 million (approximately $3.3 million). In addition, we also entered into a transitional services agreement with Merck KGaA under which the Company will, during a 36-month period, provide various transition services to assist Merck KGaA in assuming responsibility for the manufacturing of Cetrotide® in consideration for the payment of a monthly fee to the Company throughout such period.

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
A Phase 2 trial for the treatment of prostate cancer is currently ongoing with our partner, Spectrum. This is an international, multicenter, open-label, randomized study assessing the safety and efficacy of a monthly dosing regimen of ozarelix versus goserelin depot in men with prostate cancer (source: www.clinicaltrials.gov).
RAW MATERIALS
Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We will be dependent on third-party manufacturers for the pharmaceutical products that we will market. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.
DISTRIBUTION
Regarding MACRILEN™, throughout the remainder of 2014, we expect to advance the pre-launch activities related to the initial commercialization of this product for the evaluation of AGHD in the U.S. market. As noted above, our NDA is currently under substantive review by the FDA. Subject to the successful review and acceptance of our NDA, we expect to make MACRILEN™ available by prescription in the U.S. as soon as commercially practicable following final regulatory approval.
We intend to build a commercial infrastructure necessary to access the physicians who perform the majority of AGHD tests (endocrinologists) along with the major centers of AGHD influence. Commercial initiatives are likely to include the targeted selection, hiring and deployment of a contracted sales force by the end of 2014. The marketing efforts of our sales force will target endocrinology specialists of AGHD. We believe these efforts should enable the realization of a substantial portion of the potential commercial opportunity for MACRILEN™.
We are evaluating the possible final distribution channels for MACRILEN™, however, we expect that MACRILEN™ will be accessed through a mixture of specialty pharmacies, hospital pharmacies, wholesalers and other secondary channels.
To date, we have established an agreement with a contract manufacturer for the commercial supply of the product and expect to use a third-party logistics provider for key services related to logistics, warehousing and inventory management.
We continue to evaluate the potential to commercialize MACRILEN™ in other geographic territories, including Canada and Europe.
REGULATORY COMPLIANCE
Governmental authorities in Canada, the United States, Europe and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our product candidates. Under the laws of the United States, the countries of the EU, and other countries, we and the institutions at which we sponsor research are subject to obligations to ensure that our clinical trials are conducted in accordance with Good Clinical Practices ("GCP") guidelines and the investigational plan and protocols contained in an IND application, or comparable foreign regulatory submission. The Japanese regulatory process for approval of new drugs is similar to the FDA approval process described below except that Japanese regulatory authorities request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require the tests to determine appropriate dosages for Japanese patients to be conducted on Japanese patient volunteers. Due to these requirements, delays of two to three years in introducing a drug developed outside of Japan to the Japanese market are possible. Set forth below is a brief summary of the material governmental regulations affecting the Company in the major markets in which we intend to market our products.

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
In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive preclinical, clinical, and laboratory tests. Before approving a new drug or marketing application, the FDA also typically conducts pre-approval inspections of the company, its CROs and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with GCP, or Good Laboratory Practices ("GLP"), for specific non-clinical toxicology studies. Manufacturing facilities used to produce a product are also subject to ongoing inspection by the FDA. The FDA may also require confirmatory trials, post-marketing testing, and extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of these products. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.
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
The sponsor must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of an NDA or, in the case of a biologic, a Biologics License Applications ("BLA"). In a process that can take a year or more, the FDA reviews this application and, when and if it decides that adequate data are available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented and the potential contribution that the compound will make in improving the treatment of the disease in question.
Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication. We have been granted orphan drug designations for zoptarelin doxorubicin for the treatment of advanced ovarian cancer and for MACRILEN™ for the evaluation of growth hormone deficiency.

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
European Union
Medicines can be authorized in the EU by using either the centralized authorization procedure or national authorization procedures.
Centralized procedure
The EU has implemented a centralized procedure coordinated by the EMA for the approval of human medicines, which results in a single marketing authorization issued by the European Commission that is valid across the EU, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are derived from biotechnology processes, such as genetic engineering, that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.
National authorization procedures
There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:
Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.
The application will be reviewed by a selected Reference Member State ("RMS"). The Marketing Authorization granted by the RMS will then be recognized by the other Member States involved in this procedure.
Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.
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
INTELLECTUAL PROPERTY – PATENTS
We believe that we have a solid intellectual property portfolio that covers compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates. Our patent portfolio consists of approximately 50 owned and in-licensed patent families (issued, granted or pending in the United States, Europe and other jurisdictions). Independent of the original patent expiry date, additional exclusivity is possible in the United States, Europe and several other countries by data protection for new chemical entities or by orphan drug designation. In addition, in the United States, Europe and certain other jurisdictions the terms of a patent covering an approved drug can be extended by patent term extension or supplementary protection certificate.
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
Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In these jurisdictions, however, no interim extensions exist and the marketing approval must be granted before the patent expires. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. While we anticipate that any such applications for patent term extensions will likely be granted, we cannot predict the precise length of the time for which such patent terms would be extended in the United States, Europe or other jurisdictions. If we are not able to secure patent term extensions on patents covering our products for meaningful periods of additional time, we may not achieve or sustain profitability, which would adversely affect our business.
Of the issued or granted patents, the protective rights described below form the core of our patent portfolio with regard to our lead drugs and drug candidates.
Zoptarelin doxorubicin:

•
U.S. patent 5,843,903 provides protection in the United States for the compound zoptarelin doxorubicin and other related targeted cytotoxic anthracycline analogs, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of cancer. This U.S. patent expires in November 2015. A patent term extension of up to five years may be possible.

•
European patent 0 863 917 B1 provides protection in Europe for the compound zoptarelin doxorubicin and other related targeted cytotoxic anthracycline analogs, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of tumors. This European patent expires in November 2016. A patent term extension of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese patent 3 987 575 provides protection in Japan for the compound zoptarelin doxorubicin and other related targeted cytotoxic anthracycline analogs, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of tumors. This Japanese patent expires in November 2016. A patent term extension of up to five years may be possible in case approval has been achieved prior to patent expiration.

Macimorelin:

•	U.S. patent 6,861,409 protects the compound macimorelin and U.S. patent 7,297,681 protects other related growth hormone secretagogue compounds, each also protecting pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. U.S. patent 6,861,409 and U.S. patent 7,297,681 both expire in August 2022. A patent term extension of up to five years may be possible.

•
European patent 1 289 951 protects the compound macimorelin and European patent 1 344 773 protects other related growth hormone secretagogue compounds, pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. EP patent 1 289 951 and EP patent 1 344 773 both expire in June 2021. A patent term extension of up to five years by SPC may be possible in case approval has been achieved prior to patent expiration.

•
Japanese patent 3 522 265 protects the compound macimorelin and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This Japanese patent expires in June 2021. A patent term extension of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Canadian patent 2,407,659 protects the compound macimorelin and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This Canadian patent expires in June 2021.

•
U.S. patent 8,192,719 protects a method of assessing pituitary-related growth hormone deficiency in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of growth hormone deficiency. This U.S. patent 8,192,719 expires in October 2027.

•	European patent 1 984 744 protects a method of assessing pituitary-related growth hormone deficiency by oral administration of macimorelin. The European patent 1 984 744 expires in February 2027.

•	Japanese patent 4 852 728 protects a method of assessing pituitary-related growth hormone deficiency by oral administration of macimorelin. The Japanese patent 4 852 728 expires in February 2027.
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

•	U.S. and Japanese patent applications (both filed in November 2007) recently received a Notice of Allowance. Granted patents will expire in November 2027.
Ozarelix:

•
U.S. patent 6,627,609 provides protection in the United States for the compound ozarelix and related third-generation LHRH antagonists and pharmaceutical compositions comprising them. This U.S. patent will expire in March 2020. A patent term extension of up to five years may be possible.

•
European patent 1 163 264 provides protection in Europe for the compound ozarelix and related third-generation LHRH antagonists and pharmaceutical compositions comprising them. This European patent will expire in March 2020. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese patent 3 801 867 provides protection in Japan for the compound ozarelix and related third-generation LHRH antagonists and pharmaceutical compositions comprising them. This Japanese patent will expire in March 2020. A patent term extension of up to five years may be possible in case approval has been achieved prior to patent expiration.

Erk/PI3K:

•	U.S. patent 8,202,883 protects compound AEZS-129. This U.S. patent will expire in May 2029 (including patent term adjustment ("PTA"). A patent term extension of up to five years may be possible.

•	U.S. patent 8,507,486 protects compound AEZS-136. This U.S. patent will expire in May 2028. A patent term extension of up to five years may be possible.

•	U.S. patent 8,536,332 protects methods of treatment for compound AEZS-129. This U.S. patent will expire in May 2028. A patent term extension of up to five years may be possible.

•
U.S. patent 8,604,196 protects methods of treatment for compound AEZS-136. This U.S. patent will expire in May 2028 and is subject to a terminal disclaimer based on US 8,507,486 (07/04Z/2). A patent term extension of up to five years may be possible.

•
U.S. patent application US-2012-0258080 seeks protection for compound AEZS-134 as well as methods of treatment for this compound. When granted, the U.S. patent would expire in April 2032. A patent term extension of up to five years may be possible.

•
European Patent Application EP2,164,849 seeks protection for compounds AEZS-129 and -136 as well as methods of treatment for these compounds. When granted, the EP patent would expire in May 2028. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
European Patent Application No. EP2,694,067 seeks protection for compound AEZS-134 as well as methods of treatment for this compound. When granted, the EP patent would expire in April 2032. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese Patent Application No. 2010-506945 seeks protection for compound AEZS-129 as well as methods of treatment for this compound. When granted, the JP patent would expire in May 2028. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese Patent Application No. 2014-6832 seeks protection for compounds AEZS-136 as well as methods of treatment for this compound. When granted, the JP patent would expire in May 2028. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese patent application based on PCT/EP2012/056138 seeks protection for compound AEZS-134 as well as methods of treatment for this compound. When granted, the JP patent would expire in April 2032. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

Disorazol Z - LHRH conjugates (AEZS-138):

•
U.S. patent 7,741,277 protects compound AEZS-138 (disorazole Z - LHRH conjugate). This U.S. patent will expire in January 2028 (including PTA). A patent term extension of up to five years may be possible.

•
U.S. patent 8,470,776 protects methods of treatment for compound AEZS-138 (disorazole Z - LHRH conjugate). This U.S. patent will expire in February 2029 (including PTA). A patent term extension of up to five years may be possible.

•
European patent application 2,066,679 protects compound AEZS-138 (disorazole Z - LHRH conjugate) as well as methods of treatment for this compound. When granted, this EP patent will expire in September 2027. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

•
Japanese patent 5,340,155 protects compound AEZS-138 (disorazole Z - LHRH conjugate) as well as methods of treatment for this compound. This JP patent will expire in September 2027. A SPC of up to five years may be possible in case approval has been achieved prior to patent expiration.

Overview of important granted patents in the United States, Europe and Japan:

Patent No.	Title	Country	Expiry Date
Zoptarelin doxorubicin
U.S. 5,843,903	Targeted cytotoxic anthracycline analogs	United States	2015-11-27
EP 0 863 917	Targeted cytotoxic anthracycline analogs	Europe	2016-11-14
JP 3 987 575	Targeted cytotoxic anthracycline analogs	Japan	2016-11-14

Macimorelin
U.S. 6,861,409	Growth hormone secretagogues	United States	2022-08-01
EP 1 289 951	Growth hormone secretagogues	Germany, United Kingdom, France, Switzerland and others	2021-06-13
JP 3 522 265	Growth hormone secretagogues	Japan	2021-06-13
CA 2,407,659	Growth hormone secretagogues	Canada	2021-06-13
U.S. 8,192,719	Method and kit to diagnose growth hormone deficiency	United States	2027-10-12

Patent No.	Title	Country	Expiry Date
EP 1 984 744	Method and kit to diagnose growth hormone deficiency	Europe	2027-02-19
JP 4 852 728	Method and kit to diagnose growth hormone deficiency	Japan	2027-02-19

AEZS-120
EP 2 092 067	Microorganisms as carriers of nucleotide sequences	Europe	2027-11-13

AEZS-112
U.S. 7,365,081	Indole derivatives and their use as medicaments	United States	2017-09-08
EP 1 309 585	Indole derivatives and their use as medicaments	Germany, United Kingdom, France, Switzerland and others	2021-07-26

Ozarelix
U.S. 6,627,609	LHRH antagonists having improved solubility properties	United States	2020-03-14
EP 1 163 264	LHRH antagonists having improved solubility properties	Germany, United Kingdom, France, Switzerland and others	2020-03-11
JP 3 801 867	LHRH antagonists having improved solubility properties	Japan	2020-03-11

AEZS-129
U.S. 8,202,883	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	United States	2029-05-29*
U.S. 8,536,332	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	United States	2028-05-09
EP Patent Appl. EP 2,164,849	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	Europe	2028-05-09
JP Patent Appl. JP 2010-506945	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	Japan	2028-05-09

AEZS-136
U.S. 8,507,486	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	United States	2028-05-09
U.S. 8,604,196	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	United States	2028-05-09 (term. disclaimer)
EP Patent Appl. EP 2,164,849	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	Europe	2028-05-09
JP Patent Appl. JP 2014-6832	Novel Pyridopyrazine Derivatives, Process of Manufacturing and Uses thereof	Japan	2028-05-09

AEZS-134
U.S. Patent Appl. US 2012-0258080	Pyridopyrazine Derivatives and their Use	United States	2032-04-04
EP Patent Appl. EP 2,694,067	Pyridopyrazine Derivatives and their Use	Europe	2032-04-04
JP pat. appl. based on PCT/EP2012/056138	Pyridopyrazine Derivatives and their Use	Japan	2032-04-04

AEZS-138
U.S.7,741,277	Conjugates of Disorazoles and Derivatives, Process of Manufacturing and Uses thereof	United States	2028-01-19*
U.S. 8,470,776	Conjugates of Disorazoles and Derivatives, Process of Manufacturing and Uses thereof	United States	2029-02-02*
EP Patent Appl. EP 2,066,679	Conjugates of Disorazoles and Derivatives, Process of Manufacturing and Uses thereof	Europe	2027-09-06
JP 5,340,155	Conjugates of Disorazoles and Derivatives, Process of Manufacturing and Uses thereof	Japan	2027-09-06
______________________
* Includes Patent Term Extension.

C.	Organizational structure
The following chart presents our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2013.

	Aeterna Zentaris Inc. (Canada)

100%		100%

Aeterna Zentaris GmbH (Germany)		Aeterna Zentaris, Inc. (Delaware)

100%

Zentaris IVF GmbH (Germany)

D.	Property, plants and equipment
Our corporate head office is located in Quebec City, Province of Quebec, Canada. The following table sets forth information with respect to our main facilities as at December 31, 2013.

Location	Use of space	Square Footage	Type of interest
1405 du Parc Technologique Blvd., Quebec City (Quebec), Canada	Fully occupied for management, R&D and administration	3,561	Leased
25 Mountainview Blvd., Suite 203, Basking Ridge, NJ 07920	Fully occupied for management, R&D and administration	3,188	Leased
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Fully occupied for management, R&D, business development and administration	46,465	Leased
Item 4A    Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
Key Developments
MACRILEN™

▪
On January 6, 2014, we announced that the FDA had accepted for substantive review our New Drug Application ("NDA") for our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity, MACRILEN™, for the evaluation of adult growth hormone deficiency ("AGHD"). The acceptance for filing of the NDA indicates that the FDA has determined that the application is sufficiently complete to permit a substantive review. The NDA, submitted on November 5, 2013, seeks approval for the commercialization of MACRILEN™, which, if approved, will be the first orally administered drug indicated for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The application is subject to a standard review and will have a Prescription Drug User Fee Act ("PDUFA") date of November 5, 2014. The PDUFA date is the goal date for the FDA to complete its review of the NDA. MACRILEN™ benefits from patent protection covering major markets; in particular, the product is protected in the U.S. at least until October 2027. Phase 3 data have demonstrated the compound to be well tolerated, with accuracy comparable to available intravenous and intramuscular testing procedures.

Zoptarelin Doxorubicin

▪
On April 10, 2013 we announced the signing of a co-development and profit sharing agreement with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the Phase 3 ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with locally advanced, recurrent or metastatic endometrial cancer who have progressed and who have received one chemotherapeutic regimen with platinum and taxane (either as adjuvant or first-line treatment). The ZoptEC trial is an open-label, randomized, multicenter trial conducted in North America, Europe and Israel under a Special Protocol Assessment with the FDA. The trial compares zoptarelin doxorubicin with doxorubicin as second line therapy and will involve approximately 500 patients. Patient dosing was initiated in July 2013, and the primary efficacy endpoint of the ZoptEC trial is improvement in median Overall Survival.

Under the terms of the agreement, Ergomed has agreed to assume 30% (up to $10 million) of the clinical and regulatory costs for this trial, which are estimated at approximately $30 million over the course of the study. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by us for zoptarelin doxorubicin in this indication, up to a specified maximum amount.

▪
On June 3, 2013, we announced encouraging final data for the Phase 1 portion of the ongoing Phase 1/2 trial in men with castration- and taxane-resistant prostate cancer with zoptarelin doxorubicin. Data were presented at the American Society of Clinical Oncology Annual Meeting in Chicago by the principal investigator, Jacek Pinski, MD, PhD, of the University of Southern California's Norris Comprehensive Cancer Center. In general, zoptarelin doxorubicin was well tolerated and demonstrated promising evidence of its anti-tumor activity in this heavily pretreated population. Among the 15 evaluable patients with measurable disease, ten achieved stable disease, and a drop in Prostatic Specific Antigen was noted in three patients. The maximum tolerated dose ("MTD") of zoptarelin doxorubicin in this indication was established at 210 mg/m2, which is below the MTD reported in women with refractory endometrial and ovarian cancer. The Phase 2 portion of this trial in prostate cancer is ongoing.

Cetrotide® Manufacturing Rights and Discontinued Operations

▪
On October 1, 2013, we announced that we had successfully completed the transactions contemplated by the transfer and service agreement and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed by a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono") for therapeutic use as part of in vitro fertilization programs. The principal outcome of these agreements is the transfer of manufacturing rights and the grant of a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories (the "Cetrotide® Business") in exchange for a non-refundable, one-time payment of €2.5 million (approximately $3.3 million).

▪
The Cetrotide® Business has been presented in our consolidated financial statements as a discontinued operation. As such, relevant amounts impacting elements of our comprehensive income (loss) and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation and are discussed separately from continuing operations in this MD&A.

Perifosine

▪
On March 11, 2013, we announced that the Phase 3 trial in multiple myeloma was discontinued after an interim analysis by an independent Data Safety Monitoring Board reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint of progression-free survival. We therefore decided not to make any further investment in the development of perifosine.

Appointments to Executive Management Team

▪
On April 15, 2013, we announced the appointment of David Dodd as our President, Chief Executive Officer ("CEO") and director of the Company. Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. Prior to joining our Company, Mr. Dodd was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services, and President, CEO and director of Serologicals Corporation. Mr. Dodd also held the roles of President and CEO of Solvay Pharmaceuticals, Inc. and of Chairman of its subsidiary, Unimed Pharmaceuticals, Inc., and held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb and at Abbott Laboratories. Mr. Dodd holds a Master's degree from Georgia State University and completed the Harvard Business School Advanced Management Program.

▪
On November 1, 2013, we announced the appointment of Jude Dinges as our Senior Vice President and Chief Commercial Officer. Mr. Dinges is responsible for all activities regarding the potential commercial launch of MACRILEN™ in AGHD, as well as for identifying future commercial opportunities. Mr. Dinges began his career nearly 30 years ago at Bristol Laboratories and later at Merck & Co. in training, sales, management, marketing and market development and was a key contributor to the successful launch of brands such as Cozaar®, Fosamax®, Singulair®, Maxalt®, Vioxx®, and Vytorin®. Mr. Dinges joined Novartis Pharmaceuticals in 2006, overseeing the launch of Tekturna®, and in 2008 became the Respiratory & Infectious Disease Specialty Medicines Director. In 2009, he joined Amgen Inc. as Executive Director of Region Sales, Bone Health Business Unit.

▪
On January 3, 2014, we announced the appointment of Richard Sachse, MD, PhD, as our Senior Vice President, Chief Scientific Officer and Managing Director. Dr. Sachse, who is based in Frankfurt, holds a degree in medicine from the Friedrich-Alexander-University Erlangen and a board certification in Clinical Pharmacology and has over 20 years' experience as a physician and scientist. He has extensive expertise in a variety of different therapeutic areas, including endocrinology and oncology. In addition to registration studies, Dr. Sachse is especially experienced in the design and implementation of translational programs to bridge research programs to the clinic, as well as in the design and implementation of clinical pharmacology programs, including all required profiling studies and activities, enabling successful registration of products at the international level. Before joining Aeterna Zentaris, Dr. Sachse was Vice President and Head of Global Translational Medicine at Boehringer Ingelheim. From 1996 to 2000, he was International Project Leader at the Bayer AG Institute for Clinical Pharmacology and Principal Investigator at the Bayer Clinical Pharmacology Unit. From 2001 to 2006, Dr. Sachse held a variety of management positions within early and late phase clinical development programs, including responsibilities for completed Phase 3 programs leading to successful New Drug Application / Marketing Authorization Application submissions. In 2007, he became Senior Director, Head of Experimental Medicine, at UCB in Belgium, before being appointed Vice President, Head of Global Translational Medicine, at Boehringer Ingelheim in 2010.

Corporate Developments
"At-the-Market" Issuance Program

▪
Between May 22, 2013 and December 31, 2013, we sold a total of approximately 1.7 million common shares under our At‑The-Market ("ATM") sales program at an average price of $1.76 per share, resulting in aggregate gross proceeds of approximately $3.0 million. This ATM sales program allows the Company to sell, at market prices prevailing at the time of sale, up to a maximum of 2.5 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4.6 million. Between January 1, 2014 and March 20, 2014, we issued a total of 0.2 million common shares under this ATM sales program for aggregate gross proceeds of $0.3 million.

Registered Direct Offering

▪
On July 30, 2013, we completed a registered direct offering of 5.2 million units at a purchase price of $1.50 per unit, generating net proceeds of approximately $7.0 million. Each unit consisted of one common share and 0.5 of a warrant to purchase one common share. Each warrant is exercisable at any time after January 30, 2014 for a period of five years from the date of issuance at an exercise price of $1.85 per share.

Public Offerings

▪
On November 25, 2013 we completed a public offering of 13.1 million units, generating net proceeds of approximately $13.7 million. Each unit consisted of one common share and one whole warrant to purchase one common share, at a purchase price of $1.15 per unit. Each warrant is exercisable for a period of five years at an original exercise price of $1.60 per share, subject to certain anti-dilution provisions.

▪
Subsequent to year-end, on January 14, 2014, we completed a public offering of 11.0 million units, generating net proceeds of approximately $12.2 million, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of $1.20 per unit. Each warrant is exercisable for a period of five years at an original exercise price of $1.25 per share, which is subject to certain anti-dilution provisions.

Listing Transfer to the NASDAQ Capital Market

▪
On August 28, 2013, we announced that our request to transfer our listing to the NASDAQ Capital Market from the NASDAQ Global Market had been approved by the NASDAQ Listing Qualifications Staff. Our common shares continue to trade on the NASDAQ Capital Market, effective August 29, 2013.

Status of Our Drug Pipeline
 _________________________
(1)    Investigator-driven and sponsored.
(2)    Phase 2 in ovarian cancer completed.
(3)    Sponsored entirely by license partners.
We are focused on preparing for the launch of MACRILEN™ for the evaluation of AGHD in the U.S. and on advancing our ZoptEC Phase 3 program with zoptarelin doxorubicin in endometrial cancer, as discussed further below.
Regarding AEZS-120, which is a targeted, live recombinant oral tumor vaccine candidate, we are reviewing the development program and our available resources related to this compound.
Ozarelix, a modified luteinizing hormone-releasing hormone ("LHRH") receptor antagonist, with the potential to treat hormone-dependent cancers as well as benign proliferative endocrinological disorders, and perifosine, an oral AKT inhibitor which is being investigated as a potential treatment option for various cancer indications, no longer require significant investment from our Company, being licensed out to Spectrum Pharmaceuticals, Inc. and to Yakult Honsha Co., Ltd. ("Yakult"), respectively. Both partners are responsible for conducting and sponsoring all ongoing development.

As for our compounds in earlier stages of development, our Erk/PI3K inhibitors and our disorazol Z product candidates, as well as our discovery activities, are both under review as part of our focused initiative to optimize research and development ("R&D") activities. Our Erk/PI3K inhibitors are part of our kinase research program, comprising the investigation of different compounds for single Erk inhibition, single PI3K inhibition and dual Erk/PI3K kinase inhibition. Disorazol Z product candidates comprise AEZS-138, a novel cytotoxic hybrid based on the natural compound disorazol Z (AEZS-137), and the LHRH receptor agonist D-Lys6-LHRH. We currently do not expect to invest significantly in these projects, unless partnered and/or sponsored through strategic alliances.
Consolidated Statements of Comprehensive Income (Loss) Information

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2013	2012	2013	2012	2011
	$	$	$	$	$
Revenues
Sales	—	—	96	834	250
License fees and other	—	281	6,079	1,219	4,455
	—	281	6,175	2,053	4,705
Operating expenses
Cost of sales	—	—	51	591	212
Research and development costs, net of refundable tax credits and grants	5,345	5,523	21,284	20,592	24,245
Selling, general and administrative expenses	2,627	2,877	12,316	10,606	11,955
	7,972	8,400	33,651	31,789	36,412
Loss from operations	(7,972)	(8,119)	(27,476)	(29,736)	(31,707)
Finance income	65	689	1,748	6,974	6,239
Finance costs	(2,689)	(700)	(1,512)	(382)	(8)
Net finance (costs) income	(2,624)	(11)	236	6,592	6,231
Loss before income taxes	(10,596)	(8,130)	(27,240)	(23,144)	(25,476)
Income tax expense	—	—	—	—	(1,104)
Net loss from continuing operations	(10,596)	(8,130)	(27,240)	(23,144)	(26,580)
Net income (loss) from discontinued operations	2,353	1,183	34,055	2,732	(487)
Net (loss) income	(8,243)	(6,947)	6,815	(20,412)	(27,067)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	424	(204)	1,073	(504)	(789)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,346	(3,705)	2,346	(3,705)	(1,335)
Comprehensive (loss) income	(5,473)	(10,856)	10,234	(24,621)	(29,191)
Net loss per share (basic and diluted) from continuing operations	(0.28)	(0.34)	(0.92)	(1.17)	(1.69)
Net income (loss) (basic and diluted) from discontinuing operations	0.06	0.05	1.16	0.14	(0.03)
Net (loss) income (basic and diluted) per share	(0.22)	(0.29)	0.24	(1.03)	(1.72)
Weighted average number of shares outstanding:
Basic	37,274,129	24,181,462	29,476,455	19,775,073	15,751,331
Diluted	37,274,129	24,181,462	29,476,455	19,806,687	15,751,331

2013 compared to 2012
Revenues from Continuing Operations
Revenues are derived predominantly from license fees, which include periodic milestone payments, R&D contract fees and the amortization of upfront payments received from our licensing partners.
Sales revenues are derived from the sale of active pharmaceutical ingredients, or raw materials, to license partners. Periodic variations of sales, and, consequently, of cost of sales, are attributable to the R&D needs of the requesting license partner.
License fees and other revenues were nil and $6.1 million for the three-month period and the year ended December 31, 2013, respectively, as compared to $0.3 million and $1.2 million for the same periods in 2012.
In March 2011, we entered into an agreement with Yakult for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of approximately $8.4 million. We recorded this upfront payment as deferred revenues and commenced amortizing the underlying proceeds on a straight-line basis over the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM").
On April 1, 2012, following negative results of a Phase 3 study of perifosine in CRC, we discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, we also discontinued the development of perifosine in the MM indication. Given these results and the termination of these studies, we determined that we no longer had significant obligations under the agreement with Yakult to continue with the development of perifosine, and we recognized, in March 2013, the remaining unamortized amount of deferred revenue of $5.9 million related to the above licensing agreement.
On a year-over-year basis, the increase in license fees and other revenues is therefore attributable to the earlier-than-expected recognition of the previously deferred upfront license payment received from Yakult, following the discontinuance of our development of perifosine and given that the earnings process associated with this compound as pertaining to the upfront proceeds received was deemed to be complete.
License fees and other revenues are expected to decrease significantly in 2014 as compared to the year ended December 31, 2013, given the absence of any remaining unamortized license fee payments as at December 31, 2013.
Operating Expenses from Continuing Operations
R&D costs, net of refundable tax credits and grants, were $5.3 million and $21.3 million for the three-month period and the year ended December 31, 2013, respectively, compared to $5.5 million and $20.6 million for the same periods in 2012.
The following table summarizes our net R&D costs by nature of expense:

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2013	2012	2013	2012	2011
	$	$	$	$	$
Third-party costs	2,828	2,345	10,049	8,679	10,077
Employee compensation and benefits	1,629	2,145	7,864	8,590	10,028
Facilities rent and maintenance	466	401	1,758	1,661	1,835
Other costs*	540	744	2,130	2,530	2,688
R&D tax credits and grants	(118)	(112)	(517)	(868)	(383)
	5,345	5,523	21,284	20,592	24,245
 _________________________
*    Includes depreciation, amortization and impairment charges.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended December 31, 2013 and 2012.

(in thousands, except percentages)	Three-month periods ended December 31,
Product Candidate	2013		2012
	$	%	$	%
Zoptarelin doxorubicin	1,667	58.9	282	12.0
MACRILEN™, macimorelin	284	10.0	30	1.3
Erk/PI3K inhibitors	312	11.0	199	8.5
Perifosine	—	—	1,434	61.2
Disorazol Z	139	4.9	55	2.3
Other	426	15.2	345	14.7
	2,828	100.0	2,345	100.0

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2013, 2012 and 2011.

(in thousands, except percentages)	Years ended December 31,
Product Candidate	2013		2012		2011
	$	%	$	%	$	%
Zoptarelin doxorubicin	4,934	49.1	2,133	24.6	1,652	16.4
MACRILEN™, macimorelin	1,238	12.3	112	1.3	1,156	11.5
Erk/PI3K inhibitors	1,128	11.2	1,727	19.9	1,860	18.5
Perifosine	1,134	11.3	3,801	43.8	3,726	37.0
Disorazol Z	659	6.6	331	3.8	256	2.5
Other	956	9.5	575	6.6	1,427	14.1
	10,049	100.0	8,679	100.0	10,077	100.0

Third-party R&D costs were $10.0 million for the year ended December 31, 2013, as compared to $8.7 million for the same period in 2012. This increase mainly results from the higher development costs associated with zoptarelin doxorubicin, and in particular with our Phase 3 ZoptEC trial initiated in 2013 with Ergomed, as discussed above. Additionally, we incurred higher development costs in 2013 related to MACRILEN™ and macimorelin, primarily consisting of the purchase of active pharmaceutical ingredients. These increases were partly offset by the lower comparative development costs associated with perifosine, given that we have decided not to make any further investment in this product candidate, as discussed above, and by the lower preclinical study-related costs associated with our Erk/PI3K inhibitors.
Third-party R&D costs also increased during the year ended December 31, 2013 due to higher expenditures associated with our disorazol Z product candidates, pursuant to a variety of collaboration agreements with various universities and institutes, and to the purchase of active pharmaceutical ingredients.
Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs for 2014 to increase, as compared to 2013, mainly due to the advancement of our lead ZoptEC Phase 3 trial with zoptarelin doxorubicin and related sub-studies. Based on currently available information and forecasts, we expect that we will incur net R&D costs of between $24 million and $26 million for the year ended December 31, 2014.  As discussed below, however, we currently are in the process of performing a strategic review of all of our preclinical activities. This review may result in changes to our future overall R&D activities that may have a significant impact on our results of operations versus the currently available guidance. As such, our net R&D cost estimates may be revised in future periods as we continue to review our R&D activities, advance R&D development and as new information becomes available.

Selling, general and administrative ("SG&A") expenses were $2.6 million and $12.3 million for the three-month period and the year ended December 31, 2013, respectively, compared to $2.9 million and $10.6 million for the same periods in 2012.
For the year ended December 31, 2013, the increase in SG&A expenses, as compared to 2012, is mainly related to the recognition in the second quarter of 2013 of non-recurring termination benefits (approximately $1.4 million) paid to our former CEO and to the recording of related non-cash share-based compensation costs, amounting to approximately $0.7 million.
We expect SG&A expenses to decrease in 2014 as compared to the year ended December 31, 2013, despite the progressive ramping up of pre-commercialization activities associated with MACRILEN™, which, as discussed below and conditional upon the successful regulatory approval of our NDA, we expect to launch in the evaluation of AGHD indication in the U.S. market in 2015.
Net finance income (costs) is comprised predominantly of the change in fair value of warrant liability, gains and losses due to changes in foreign currency exchange rates and, as pertaining to 2011 only, to gains on a short-term investment. For the three-month period and the year ended December 31, 2013, net finance (costs) income totalled $(2.6) million and $0.2 million, respectively, as compared to nil and $6.6 million for the same periods in 2012, as presented below.

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2013	2012	2013	2012	2011
	$	$	$	$	$
Finance income
Gains due to changes in foreign currency exchange rates	—	—	—	—	2,197
Change in fair value of warrant liability	—	634	1,563	6,746	2,533
Interest income	65	55	185	228	223
Gain on held-for-trading financial instrument	—	—	—	—	1,278
	65	689	1,748	6,974	6,231
Finance costs
Losses due to changes in foreign currency exchange rates	(805)	(700)	(1,512)	(382)	—
Change in fair value of warrant liability	(1,884)	—	—	—	—
	(2,689)	(700)	(1,512)	(382)	—
	(2,624)	(11)	236	6,592	6,231

The change in fair value of our warrant liability results from the "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the closing price of our common shares, which, on the NASDAQ, has fluctuated from between $1.03 and $3.23 during the year ended December 31, 2013.
Gains or losses due to changes in foreign currency exchange rates are mainly related to the US dollar vis-à-vis the euro, which weakened from 2011 to 2012 and strengthened from 2012 to 2013, as presented below.

	Three-month periods ended December 31,		Years ended December 31,
	2013	2012	2013	2012	2011
Euro to US$ average conversion rate	1.3617	1.2975	1.3288	1.2858	1.3919
Net loss from continuing operations for the three-month period and the year ended December 31, 2013 was $10.6 million and $27.2 million, or $0.28 and $0.92 per basic and diluted share, respectively, compared to $8.1 million and $23.1 million, or $0.34 and $1.17 per basic and diluted share for the same periods in 2012.
The increase in net loss from continuing operations for the three-month period ended December 31, 2013, as compared to the same period in 2012, is largely due to higher net finance costs, as presented above.

The increase in net loss from continuing operations for the year ended December 31, 2013, as compared to 2012, is due largely to the recording of non-recurring termination benefits and related non-cash share-based compensation costs, lower comparative net finance income and higher comparative net R&D costs, partially offset by higher comparative license fee revenues, largely associated with the accelerated recognition of remaining net unamortized amount of deferred revenues related to the licensing agreement entered into with Yakult, as discussed above.
2012 compared to 2011
Revenues from Continuing Operations
License fees and other revenues were $1.2 million for the year ended December 31, 2012, as compared to $4.5 million for the year ended December 31, 2011. This decrease is mainly due to the recording of a $2.6 million milestone payment from Yakult with respect to the initiation of a Phase 1 trial with perifosine in CRC in Japan during the last quarter of 2011.
Operating Expenses from Continuing Operations
R&D costs, net of refundable tax credits and grants, were $20.6 million for the year ended December 31, 2012, as compared to $24.2 million for the year ended December 31, 2011. This decrease is attributable to lower R&D employee compensation and benefit costs, as well as to continued cost-rationalization initiatives, resulting in a lower number of employees. The decrease is also related to comparative lower third-party costs associated with the development of MACRILEN™ in AGHD and to the weakening of the euro against the US dollar.
SG&A expenses were $10.6 million for the year ended December 31, 2012, as compared to $12.0 million for the year ended December 31, 2011. The decrease in SG&A expenses is mainly related to non-recurring 2011 events. During the year ended December 31, 2011, we recognized an impairment loss on property, plant and equipment, an increase in onerous lease provision and we incurred marketing expenses related to the potential marketing by the Company of perifosine in Europe. In addition, the decrease in SG&A expenses is attributable to the decrease in employee benefit expenses as well as to the weakening of the euro against the US dollar, partly offset by higher transaction costs related to share purchase warrants, higher share-based compensation costs related to collaborators and higher professional fees.
Income tax expense was nil for the year ended December 31, 2012, as compared to $1.1 million for the year ended December 31, 2011, which consists of foreign withholding taxes related to an upfront payment received from a partner and to milestone license fee revenues recorded in 2011.
Net loss from continuing operations for the year ended December 31, 2012 was $23.1 million, or $1.17 per basic and diluted share, as compared to $26.6 million, or $1.69 per basic and diluted share, for the year ended December 31, 2011. This decrease is largely due to lower net R&D costs, SG&A expenses and income tax expense, as well as to higher net finance income, partly offset by the significant decrease in license fee revenues.
Discontinued Operations
Following a strategic review of our risk and prospects with respect to the Cetrotide® Business and, in particular, having taken into account, as discussed below, the previous monetization of the corresponding royalty stream, we decided to transfer all manufacturing rights of Cetrotide® and to discontinue our involvement with the Cetrotide® Business. On April 3, 2013 (the "Effective Date"), we entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to our manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), our manufacturing rights for Cetrotide® to Merck Serono in all territories. Also per the TSA, we agreed to provide certain transition services to Merck Serono over a period of 36 months from the Effective Date in order to assist Merck Serono in managing overall responsibility for the Cetrotide® Business.
Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), we were obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions. Per the TSA, we received a non-refundable, one-time payment of €2.5 million (approximately $3.3 million) in consideration for the transfer of our manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Closing Date, of certain assets, such as inventory and equipment used solely for the manufacture of Cetrotide®. We recognized the non-refundable, one-time payment on the Closing Date, as we no longer had managerial involvement or effective control over the manufacturing of goods sold through the Cetrotide® Business. We provide the aforementioned transition services to Merck Serono in exchange for a monthly service fee.

As a result of the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business has been classified as a discontinued operation in the consolidated financial statements. As such, relevant amounts in our consolidated statements of comprehensive income (loss) have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation, as presented below.

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2013	2012	2013	2012	2011
	$	$	$	$	$
Revenues
Sales and royalties	3,057	9,165	63,755	30,704	31,056
License fees and other*	3,717	99	4,589	908	292
	6,774	9,264	68,344	31,612	31,348
Operating expenses
Cost of sales	3,071	7,489	30,002	26,229	27,348
Research and development costs, net of tax credits and grants	—	—	8	12	272
Selling, general and administrative expenses	1,350	592	4,279	2,639	4,215
	4,421	8,081	34,289	28,880	31,835
Net income (loss) from discontinued operations	2,353	1,183	34,055	2,732	(487)
 _________________________
*    Includes the non-refundable, one-time payment made by Merck Serono in exchange for the manufacturing rights for Cetrotide®.
2013 compared to 2012
Revenues from discontinued operations
Sales and royalties related to discontinued operations were comprised both of net sales of Cetrotide® and of royalties, which represented the amortization, under the units-of-revenue method, of the proceeds received pursuant to a transaction with Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.) ("HRP"), in which we monetized our royalty stream related to Cetrotide®. In this transaction, we had received a payment of $52.5 million, less certain transaction costs, from HRP in exchange for our rights to royalties on future net sales of Cetrotide® generated by Merck Serono.
We had initially recorded the proceeds received from HRP as deferred revenue due to our then significant continuing involvement with the Cetrotide® Business. However, as of the Closing Date, there was no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that we no longer had significant continuing involvement in the Cetrotide® Business. As such, commencing on the Effective Date, we accelerated the amortization of the remaining deferred revenues of approximately $31.9 million over the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues were fully amortized through the end of September 2013.
Sales and royalties from discontinued operations were $3.1 million and $63.8 million for the three-month period and year ended December 31, 2013, respectively, as compared to $9.2 million and $30.7 million for the same periods in 2012.
The decrease in sales and royalties from discontinued operations during the quarter ended December 31, 2013, as compared to the quarter ended December 31, 2012, relates to the lower comparative volume of recurring Cetrotide® sales. Specifically, we recorded no sales of Cetrotide® during the three months ended December 31, 2013, as compared to the corresponding quarter of 2012, given that the transfer of the Cetrotide® Business was effective on October 1, 2013. However, in connection with the transfer of the Cetrotide® Business, we sold Cetrotide®-related inventory (amounting to approximately $3.0 million) to Merck Serono on October 1, 2013. The sale of inventory assets, therefore, partially offset the significant comparative reduction in recurring Cetrotide® product sales.
License fees and other revenues from discontinued operations increased significantly from each of the quarters and years ended December 31, 2012 to the same periods in 2013 primarily due to the recording, on the Closing Date, of the non-refundable, one-time payment made by Merck Serono, as discussed above.

Cost of sales from discontinued operations were $3.1 million and $30.0 million for the three-month period and year ended December 31, 2013, respectively, as compared to $7.5 million and $26.2 million for the same periods in 2012. The decrease in comparative quarterly cost of sales from discontinued operations results from the absence of recurring Cetrotide® product sales in the fourth quarter of 2013 as compared to the same quarter in 2012. On a comparative annual basis, however, total cost of sales from discontinued operations increased in 2013, as compared to 2012, as a result of the higher comparative volume of Cetrotide® product sales, including the sale of inventory assets to Merck Serono, as discussed above.
Additionally, cost of sales as a percentage of sales and royalties increased to approximately 100.5% for the three-month period ended December 31, 2013, as compared to 81.7% for the same period in 2012, mainly due to the absence of royalties recognized after the Cetrotide® Business was transferred.
For the year ended December 31, 2013, cost of sales as a percentage of sales and royalties decreased to approximately 47.1%, as compared to 85.4% for the same period in 2012, predominantly due to the accelerated recognition of royalties as mentioned above.
SG&A expenses from discontinued operations amounted to $1.4 million and $4.3 million for the three-month period and year ended December 31, 2013, respectively, as compared to $0.6 million and $2.6 million for the same periods in 2012. The year-over-year increase is largely attributable to the recording of a provision for certain non-cancellable contracts related to the Cetrotide® Business that were deemed onerous due to the fact that management expects no economic benefits to flow to the Company following the transfer of the Cetrotide® Business on the Closing Date. The provisions for onerous contracts total $1.3 million and represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide®.
Net income from discontinued operations was $2.4 million and $34.1 million for the three-month period and year ended December 31, 2013, respectively, as compared to $1.2 million and $2.7 million for the same periods in 2012. The comparative increases reflect the net impact of items discussed above, and in particular, for comparative annual purposes, are influenced in large part by the inclusion of the accelerated recognition of previously deferred remaining HRP-related revenues as discontinued operations.
2012 compared to 2011
Revenues from discontinued operations, which included recurring sales of Cetrotide® and the ongoing amortization of the proceeds received in 2008 from HRP, were $31.6 million for the year ended December 31, 2012 as compared to $31.3 million for the year ended December 31, 2011.
Cost of sales from discontinued operations were $26.2 million for the year ended December 31, 2012 as compared to $27.3 million for the year ended December 31, 2011.
SG&A expenses from discontinued operations were $2.6 million for the year ended December 31, 2012 as compared to $4.2 million for the year ended December 31, 2011. The comparative decrease is attributable in large part to the absence of an impairment loss in 2012 on our Cetrotide® intangible asset, as compared to 2011.
Net income (loss) from discontinued operations was $2.7 million for the year ended December 31, 2012 as compared to $(0.5) million for the same periods in 2011. The comparative increase reflects the net impact of items discussed above.
Net (loss) income
2013 compared to 2012
Net (loss) income for the three-month period and the year ended December 31, 2013 was $(8.2) million and $6.8 million, or $(0.22) and $0.24 per basic and diluted share, respectively, compared to $(6.9) million and $(20.4) million, or $(0.29) and $(1.03) per basic and diluted share for the same periods in 2012.
The comparative quarter-to-quarter increase in net loss is mainly due to increased finance costs, partially offset by higher net income from discontinued operations and lower operating expenses. The comparative year-over-year decrease in net loss is mainly due to higher net income from discontinued operations and higher revenues, partially compensated by higher operating costs and lower finance income.

2012 compared to 2011
Net loss for the year ended December 31, 2012 was $20.4 million, or $1.03 per basic and diluted share, compared to $27.1 million, or $1.72 per basic and diluted share for the same period in 2011. The decrease in net loss for the year ended December 31, 2012 is explained above.
Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	$	$	$	$
Revenues	—	17	96	6,062
Loss from operations	(7,972)	(8,648)	(9,693)	(1,163)
Net (loss) income from continuing operations	(10,596)	(7,799)	(9,848)	1,003
Net (loss) income	(8,243)	3,842	9,330	1,886
Net (loss) income per share from continuing operations (basic and diluted)*	(0.28)	(0.26)	(0.39)	0.04
Net (loss) income per share (basic and diluted)*	(0.22)	0.13	0.37	0.07

(in thousands, except for per share data)	Quarters ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Revenues	281	265	402	1,105
Loss from operations	(8,119)	(6,447)	(7,672)	(7,498)
Net (loss) income from continuing operations	(8,130)	(7,321)	4,468	(12,161)
Net (loss) income	(6,947)	(6,554)	4,540	(11,451)
Net (loss) income per share from continuing operations (basic and diluted)*	(0.34)	(0.39)	0.24	(0.69)
Net (loss) income per share (basic and diluted)*	(0.29)	(0.35)	0.25	(0.65)
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income cannot be taken as reflective of recurring expenditure patterns or predictable trends.
In the last eight quarters, net (loss) income has been impacted by revenues from continuing operations, which have been non-recurring and have been derived predominantly from licensing initiatives, by the comparative level of net R&D costs in connection with the development and termination of our previous perifosine Phase 3 programs, by the increased development of zoptarelin doxorubicin, including the initiation in 2013 of a Phase 3 ZoptEC trial and by the development of MACRILEN™ and of certain earlier stage compounds, as well as by the net income (loss) from discontinued operations, related to the transfer of the Cetrotide® Business mentioned above.
Quarterly net (loss) income was also impacted by the recognition of termination benefits granted to our former CEO and to the related non-cash share-based compensation costs in the second quarter of 2013, as well as by foreign exchange gains or losses and changes in fair value of our warrant liability.

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	43,202	39,521
Trade and other receivables and other current assets	2,453	13,780
Restricted cash	865	826
Property, plant and equipment	1,351	2,147
Other non-current assets	11,325	11,391
Total assets	59,196	67,665
Payables and other current liabilities	7,242	10,470
Current portion of deferred revenues	—	5,235
Warrant liability (current and non-current portions)	18,010	6,176
Non-financial non-current liabilities*	16,880	52,479
Total liabilities	42,132	74,360
Shareholders' equity (deficiency)	17,064	(6,695)
Total liabilities and shareholders' equity (deficiency)	59,196	67,665
_________________________
*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provisions.

The increase in cash and cash equivalents as at December 31, 2013, as compared to December 31, 2012, is due to the receipt of net proceeds of $20.8 million pursuant to registered direct and public offerings and $2.9 million in drawdowns made under our May 2013 ATM Program, the receipt of the non-refundable, one-time payment after the Closing Date of the transactions involving the discontinuation of the Cetrotide® Business, variations in components of our working capital and the relative strengthening, as at December 31, 2013, of the euro against the US dollar, as compared to December 31, 2012, partially offset by recurring disbursements.
The decrease in trade and other receivables and other current assets as at December 31, 2013, as compared to December 31, 2012, is mainly due to lower trade accounts receivable, inventory and prepaid expenses as a result of the transfer of the Cetrotide® Business, partly offset by the relative strengthening, as at December 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in payables and other current liabilities as at December 31, 2013, as compared to December 31, 2012, is mainly due to lower trade accounts payable, lower accrued Cetrotide® services and deliveries and lower accrued R&D costs, partly offset by the relative strengthening, as at December 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in current portion of deferred revenues as at December 31, 2013, as compared to December 31, 2012, is predominantly due to the change in the timing in the amortization of deferred revenues, as mentioned above.
Our warrant liability increased from December 31, 2012 to December 31, 2013 predominantly due to the issuance of 15.7 million additional share purchase warrants in connection with the registered direct and public offerings mentioned above. The increase was partly offset by net fair value gains, recorded pursuant to the periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants.
The decrease in non-financial non-current liabilities as at December 31, 2013, as compared to December 31, 2012, is mainly due to a decrease in deferred revenues, resulting predominantly from the amortization of upfront payments received from our partners in connection with Cetrotide® and perifosine, as mentioned above, and to the decrease of $1.8 million in our pension-related employee benefit obligation (due predominantly to the recording of an actuarial gain). These decreases were partly offset by the recognition of a provision for onerous contracts of $1.3 million, as mentioned above, and by the relative strengthening, as at December 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.

The significant increase in shareholders' equity from December 31, 2012 to December 31, 2013 is mainly attributable to the decrease in our deficit due to the recording of net income, to the increase in share capital following the issuance of common shares pursuant to the aforementioned registered direct and public offerings and May 2013 ATM Program drawdowns, to the decrease in accumulated other comprehensive loss due to foreign currency translation gains and to the increase in other capital due to the recording of share-based compensation costs.
Financial Liabilities, Obligations and Commitments
We have certain contractual lease obligation commitments as well as other long-term obligations related to unfunded benefit pension plans and unfunded post-employment benefit plans. The following tables summarize future cash requirements with respect to these obligations.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at December 31, 2013
(in thousands)	Minimum lease payments	Minimum sublease payments	Utilities
	$	$	$
Less than 1 year	1,795	(226)	640
1 – 3 years	2,562	(451)	559
4 – 5 years	515	(244)	—
More than 5 years	—	—	—
Total	4,872	(921)	1,199

In accordance with the assumptions used in our employee future benefits obligation calculation as at December 31, 2013, undiscounted benefits expected to be paid are as follows:

As at December 31,
(in thousands)	2013
$
Less than 1 year	531
1 – 3 years	1,177
4 – 5 years	1,259
More than 5 years	26,654
Total	29,621

Outstanding Share Data
As at March 20, 2014, we had 56,513,969 common shares issued and outstanding, as well as 2,546,740 stock options outstanding. Warrants outstanding as at March 20, 2014 represented a total of 28,907,410 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity (deficiency), with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs.

Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs, as discussed above.
Our cash and cash equivalents amounted to $43.2 million as at December 31, 2013, as compared to $39.5 million as at December 31, 2012. As at December 31, 2013, we had cash and cash equivalents amounting to $9.3 million that were denominated in euros.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of December 31, 2013.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.
The variations in our liquidity by activity are explained below.

(in thousands)	Three-month periods ended December 31,		Years ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	24,829	33,202	39,521	46,881	31,998
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(6,184)	(6,481)	(30,131)	(25,681)	(22,454)
Cash provided by (used in) operating activities from discontinued operations	9,622	(2,282)	10,147	(5,134)	(3,789)
	3,438	(8,763)	(19,984)	(30,815)	(26,243)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	14,795	15,097	23,708	23,619	36,250
Net proceeds from the exercise of share purchase warrants and other	—	—	—	589	2,306
	14,795	15,097	23,708	24,208	38,556

Cash flows from investing activities:
Net cash (used in) provided by investing activities from continuing operations	(21)	(113)	(85)	(272)	2,463
Net cash provided by investing activities from discontinued operations	113	—	113	—	—
	92	(113)	28	(272)	2,463

Effect of exchange rate changes on cash and cash equivalents	48	98	(71)	(481)	107
Cash and cash equivalents - End of period	43,202	39,521	43,202	39,521	46,881

Operating Activities
2013 compared to 2012
Cash flows provided by (used in) operating activities were $3.4 million and $(20.0) million for the three-month period and the year ended December 31, 2013, respectively, compared to $(8.8) million and $(30.8) million for the same periods in 2012. The significant decreases in cash flows used in operating activities are mainly due to the cash provided by operating activities from discontinued operations as a result of the changes in operating assets and liabilities and to the receipt, during the fourth quarter of 2013, of the non-refundable, one-time payment received from Merck Serono pursuant to the transfer of the Cetrotide® Business, as discussed above.
The year-over-year decrease in cash flows used in operating activities is partly offset by the increase in cash used in operating activities from continuing operations, which is explained by the comparable increase in R&D and SG&A expenditures, mainly related to the zoptarelin doxorubicin and MACRILEN™ projects, as well as by lower cash flows provided by license fee revenues.
We expect net cash used in operating activities to range from $33 million to $35 million for the year ended December 31, 2014, as we continue to invest in zoptarelin doxorubicin, our ZoptEC Phase 3 program and related sub-studies, as well as the pre-launch activities related to MACRILEN™ in AGHD in the U.S. market. This estimate may vary significantly in future periods, most notably as a result of the strategic review of our R&D activities, as discussed further below.
2012 compared to 2011
Cash flows used in operating activities totalled $30.8 million for the year ended December 31, 2012, as compared to $26.2 million for the year ended December 31, 2011. Operating cash flows for the year ended December 31, 2011 included the receipt of a non-recurring $8.4 million upfront payment made by Yakult in connection with our development, commercialization and licensing agreement for the rights related to perifosine in Japan. The increase in cash used in operating activities during 2012 was partially offset by a lower loss from operations for the year ended December 31, 2012.
Financing Activities
2012 compared to 2011
Cash flows provided by financing activities were $24.2 million for the year ended December 31, 2012, as compared to $38.6 million for the year ended December 31, 2011. The year-over-year decrease is primarily due to lower proceeds from the issuance of common shares and warrants, which resulted in the receipt of net cash proceeds of $23.6 million in 2012, as compared to $36.3 million for the same period in 2011, and to lower proceeds received on the exercise of share purchase warrants.
Investing Activities
2012 compared to 2011
Cash flows (used in) provided by investing activities totalled $(0.3) million for the year ended December 31, 2012, as compared to $2.5 million for the year ended December 31, 2011. This decrease is due to the absence, in 2012, of cash proceeds received on the sale of short-term investments, partly offset by lower cash disbursements made in connection with the purchases of laboratory and other equipment used in ongoing R&D activities.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB.
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

A summary of those critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our consolidated financial statements, can be found in note 3 to our consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011.
Recent Accounting Pronouncements
Adopted in 2013
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2013 and have been applied in preparing these consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
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
IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
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
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
The impact of the adoption of these standards and amendments did not have a significant impact on the Company's consolidated financial statements.
Not yet adopted
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets ("IAS 36"), requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and will be applied prospectively. The Company does not expect that these amendments will have a significant impact on the Company's consolidated financial statements.
In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37").  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied on a retrospective basis. The Company does not expect that IFRIC 21 will have a significant impact on the Company's consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. Under the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive income (loss), rather than within profit or loss in the case where the fair value option is taken for financial liabilities. Additionally, IFRS 7, which is effective on adoption of IFRS 9, was amended to include revised guidance related to the derecognition of financial instruments. The Company is currently assessing the impact, if any, that IFRS 9 will have on the Company's consolidated financial statements.
Outlook for 2014
MACRILEN™
Throughout the remainder of 2014, we expect to advance the pre-launch activities related to the initial commercialization of MACRILEN™ for the evaluation of AGHD in the U.S. market. As noted above, our NDA is currently under substantive review by the FDA. Subject to the successful review and acceptance of our NDA, we expect to make MACRILEN™ available by prescription in the U.S. as soon as commercially practicable following final regulatory approval.
There are approximately 36,000 AGHD tests performed annually in the U.S. Based on published information from the U.S. Centers for Disease Control and Prevention and by Navigant Research, we estimate that the total potential U.S. market for AGHD evaluation is approximately 158,000 tests per year, including the evaluation of patients who have suffered traumatic brain injury ("TBI").  Research published in the British Journal of Neurosurgery (2007) and in the Frontiers in Endocrinology (2011) estimates that approximately 19% of hospitalized patients suffering from severe and moderate cases of TBI will develop growth hormone deficiency.
We intend to build a commercial infrastructure necessary to access the physicians who perform the majority of AGHD tests (endocrinologists) along with the major centers of AGHD influence. Commercial initiatives are likely to include the targeted selection, hiring and deployment of a contracted sales force by the end of 2014. The targeted marketing efforts of our sales force will reach endocrinology specialists of AGHD. We believe these efforts will enable the realization of a substantial portion of the potential commercial opportunity for MACRILEN™.
We are evaluating the possible final distribution channels for MACRILEN™, however, we expect that MACRILEN™ will be accessed through a mixture of specialty pharmacies, hospital pharmacies, wholesalers and other secondary channels.
To date, we have established an agreement with a contract manufacturer for the commercial supply of the product and expect to use a third-party logistics provider for key services related to logistics, warehousing and inventory management.
We will continue to evaluate the potential to commercialize MACRILEN™ in other geographic territories, including Canada and Europe.
Zoptarelin doxorubicin
We expect to complete initiation of clinical sites (over 100) for our Phase 3 ZoptEC study with Ergomed. Our goal is to secure a first interim (futility) analysis for the Phase 3 ZoptEC study during the first half of 2015 by reaching anticipated patient enrollment.
We also expect to disclose results of the Phase 2 investigator-driven study in castration- and taxane-resistant prostate cancer, for which the investigator of this study was awarded a grant from the National Institutes of Health.
Business development
With our focus to become a growth-oriented, specialty biopharmaceutical company, and in addition to our commitment to developing key product candidates in our existing pipeline, we expect to continue to evaluate potential in-licensing and/or acquisition opportunities, as well as co-promotional arrangements related to targeted commercial products.
Expectations for revenues, operating expenditures and cash flows
Revenues from continuing operations are expected to significantly decrease in 2014, as compared to 2013, mainly as a result of the transfer of the Cetrotide® Business and as all deferred revenues have been recognized in 2013.
Our main focus for R&D efforts will be on our later-stage compound, zoptarelin doxorubicin and its Phase 3 ZoptEC study, as discussed above, where we anticipate substantial investment to fund ongoing development initiatives. For earlier-stage initiatives and product candidates, we expect to recover certain R&D costs through grants, R&D credits or other collaboration agreements. As noted above, however, we currently are in the process of performing a review of all of our preclinical activities in order to streamline our operations, reduce our operating cash burn and more appropriately align our financial resources with our longer-term strategic goals. This review may result in changes to our future overall R&D activities and cost profile that may have a significant impact on our results of operations versus currently available information and forecasts, which estimates net R&D costs at between $24 million and $26 million for the year ended December 31, 2014. As such, our net R&D cost estimates may be revised in future periods as we continue to review our R&D activities, advance R&D development and as new information becomes available.
Our SG&A expenses are expected to decrease in 2014, as compared to 2013, despite the ramping up of pre-commercialization efforts related to the expected launch of MACRILEN™ in the U.S. The overall decrease largely reflects the decrease in termination benefits, which in 2013 were paid to our former CEO, as discussed above.
We expect that our overall operating burn in 2014 will range from $33 million to $35 million as we continue to fund operating activities and working capital requirements, and excluding the impact of any decisions associated with the overall review of our R&D activities and of any foreign exchange impacts. Our Board of Directors and management team are committed to optimizing our use of operating cash flows, and while we cannot provide any definitive conclusions or address the timeline and potential results of the aforementioned strategic review, we continue to work diligently in order to reach a successful outcome.
Financial Risk Factors and Other Instruments
Fair value risk
The change in our warrant liability, which is measured at fair value through profit or loss, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in our consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected by changes in our common share closing price, which has ranged from $1.03 to $3.23 on the NASDAQ during the year ended December 31, 2013.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on our net income (loss) for the warrant liability held at December 31, 2013 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	18,010	2,205	(2,172)
Total impact on net income – increase / (decrease)		2,205	(2,172)
Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the U.S. dollar exchange rates against the euro could have a significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3779 were to occur, the impact on our net (loss) income for each category of financial instruments held at December 31, 2013 would be as follows:

		Balances denominated in US$
(in thousands)	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	27,452	1,373	(1,373)
Warrant liability	18,010	(901)	900
Total impact on net income – increase / (decrease)		472	(473)

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure and by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond December 31, 2014 and to fund our activities is dependent on our ability to secure additional financings which may be completed in a number of ways including but not limited to licensing arrangements, partnerships, share and other equity issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure that we invest our cash in creditworthy and reputable financial institutions.
As at December 31, 2013, trade accounts receivable for an amount of approximately $1.7 million were with one customer.
As at December 31, 2013, no trade accounts receivable were past due or impaired.
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
Related Party Transactions and Off-Balance Sheet Arrangements
In addition to payments made to members of our key management team, during the year ended December 31, 2013, we paid $76,800 in professional fees to one of the members of the Company's Board of Directors for special tasks mandated by our Nominating, Corporate Governance and Compensation Committee.
As at December 31, 2013, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management
The following table sets forth information about our directors and corporate officers as at March 20, 2014.

Name and Place of Residence	Position with Aeterna Zentaris

Aubut, Marcel	Director
Quebec, Canada

Dodd, David A.	President and Chief Executive Officer
South Carolina, United States

Dinges, Jude	Senior Vice President and Chief Commercial Officer
Georgia, United States

Dorais, José P.	Director
Quebec, Canada

Egbert, Carolyn	Director
Texas, United States

Ernst, Juergen	Chairman of the Board and Director
Brussels, Belgium

Lapalme, Pierre	Director
Quebec, Canada

Limoges, Gérard	Director
Quebec, Canada

Métivier, Amélie	Assistant Secretary
Quebec, Canada

Sachse, Richard	Senior Vice President, Chief Scientific Officer/Chief Medical Officer
Mittelbiberach, Germany

Shapiro, Elliot	Corporate Secretary
Quebec, Canada

Turpin, Dennis	Senior Vice President and Chief Financial Officer
Quebec, Canada
There are no family relationships among any of the directors or executive officers of the Company and its subsidiaries. The following is a brief biography of each of our directors and senior officers.

Marcel Aubut has served as a director on our Board since 1996. Mr. Aubut is a partner and Vice-Chairmain of the Board of BCF LLP, a law firm. The countless companies and boards with which Marcel Aubut has been involved over the years demonstrate his versatility and, above all, his vast experience in the world of business. These include, among others, Atomic Energy of Canada, Olymel L.P. (Olybro), Boralex Power Income Fund, Triton Electronik, Whole Foods Market Canada, Hydro-Québec (Executive Committee), Purolator Courier Ltd., Tremblant Resort, Cinar Inc., La Laurentienne générale, La Laurentienne vie, Investors Group Inc., Transforce Inc., Intra Continental Insurers Ltd., the National Hockey League Pension Society, Boréal Entreprises Premier CDN Ltée, Les Industries Amisco Ltée, Donohue Matane Inc., La Société de développement du Loisir et du Sport du Québec, the Canadian Olympic Committee, the Canadian Olympic Foundation, member of VANOC's Audit Committee, Governance and Ethics Committee and Observer Team, Sodic Québec Inc., Innovatech Québec, Textile Dionne, Canada's Sports Hall of Fame, the Committee for the 2002 Quebec City Olympic Games Bid, the Committee for the 2015 Toronto Pan American Games Bid, la Fondation Nordiques, etc. He has also presided over the establishment of numerous industrial projects in the greater region of Quebec City.
Jude Dinges was appointed our Senior Vice President and Chief Commercial Officer in November 2013. He began his career nearly 30 years ago as a professional sales representative at Bristol Laboratories and later at Merck & Co., where he was promoted to positions with increased responsibilities in training, sales, management, marketing, and market development. While at Merck, Mr. Dinges won multiple awards, including the President's Achievement Award in 2001, awarded to one of 32 Business Directors each year. He received the Change Agent Award for his market development prelaunch business planning and contributions to sales force execution, while launching the blockbuster brands Cozaar®, Fosamax®, Singulair®, Maxalt®, Vioxx®, and Vytorin®. He was recognized with a Career Achievement Award for his consistent top performance as a Senior/Executive Business Director. Mr. Dinges joined Novartis Pharmaceuticals in 2006 and led his region to top performance in the launch of Tekturna® while balancing a broad antihypertensive portfolio across several Novartis divisions. His region also led the nation in market share for Exelon® and Exelon Patch®. In 2008, Mr. Dinges became the Respiratory & Infectious Disease Specialty Medicines Director. In 2009, Mr. Dinges joined Amgen Inc. as Executive Director of Region Sales, Bone Health Business Unit. Mr. Dinges led his region team to a highly successful launch of monoclonal antibody, Prolia®, across southeastern United States and Puerto Rico.
David A. Dodd was appointed our President and CEO in April 2013. Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. Prior to joining Aeterna Zentaris, Mr. Dodd was President and CEO of Solvay Pharmaceuticals, Inc. During his six-year tenure as President, CEO and Director of Serologicals Corporation, the market value of the company increased from $85 million in June 2000 to an all-cash sale to Millipore Corporation in July 2006 for $1.5 billion. He also was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. Prior to that, Mr. Dodd held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories. Mr. Dodd holds a Master degree from Georgia State University, and completed the Harvard Business School Advanced Management Program.
José P. Dorais has served as a director on our Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP, a law firm, where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was, until recently, a member of the Board of Directors of Alliance Films Inc. and Investissement Québec and Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.
Carolyn Egbert has served as a director on our Board since August 2012. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies. After retiring in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Juergen Ernst has served as a director on our Board since 2005. As the former General Manager of the Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group), Mr. Ernst has had extensive senior management experience, where, among other functions, he oversaw the human resources department. Mr. Ernst is also a member of the Board of Directors of Pharming Group N.V., a biotechnology company based in the Netherlands.
Pierre Lapalme has served as a director on our Board since December 2009. Mr. Lapalme has, over the course of his career, held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of Directors of the National Pharmaceutical Council USA and was a member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was a member of the Board and Chairman of the Board of Sciele Pharma Inc., which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Inc., Chairman of the Board of Pediapharm Inc., Chairman of the Board of GlyPharma Therapeutics and a member of the Board of Directors of Algorithme Pharma Inc. and of Insy's Therapeutics Inc., a Phoenix-Arizona based specialty pharma company. He studied at the University of Western Ontario and at INSEAD, France.
Gérard Limoges, has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of the Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges, at the request of the Board of Directors of the Université de Montréal, participated in the selection of the Dean of the Faculty of Medicine in 2011. Mr. Limoges is a board member or trustee and chairman of the Audit Committees of the following public companies: Aeterna Zentaris Inc. (TSX and the NASDAQ), Hartco Inc. (TSX), PROREIT (TSX) and Hart Stores Inc. (TSXV). He is also a board member of various private companies and charities. Mr. Limoges became an FCPA, FCA (Fellow) in 1984 and received the Order of Canada in 2002.
Amélie Métivier, Assistant Secretary. Ms. Métivier has served as our Assistant Secretary since April 2009. In addition, Ms. Métivier is currently a lawyer at the law firm of Norton Rose Fulbright Canada LLP with a business law and transaction-oriented practice, where she has worked since 2003. She is a member of the Barreau du Québec and holds an LL.B. (2004) degree from the Université de Montréal.
Richard Sachse was appointed our Senior Vice President and Chief Scientific Officer in January 2014. In March 2014, he was also appointed Chief Medical Officer. Dr. Sachse holds a degree in medicine from the Friedrich-Alexander-University Erlangen, in Germany, and a board certification in Clinical Pharmacology. With more than 20 years experience as a physician and scientist, he has extensive expertise in a variety of different therapeutic areas, including endocrinology and oncology. In addition to registration studies, he is especially experienced in the design and implementation of translational programs to bridge research programs to the clinic, as well as in the design and implementation of clinical pharmacology programs, including all required profiling studies and activities, enabling successful registration of products at the international level. From 1996 to 2000, he was International Project Leader at the Bayer AG Institute for Clinical Pharmacology, and Principal Investigator at the Bayer Clinical Pharmacology Unit, implementing innovative exploratory development tools, including biomarkers to demonstrate early Proof of Concept. From 2001 to 2006, Dr. Sachse held a variety of different management positions within early and late phase clinical development programs, including responsibilities for completed Phase 3 programs leading to successful NDA/MAA submissions. In 2007, after a merger, he became Senior Director, Head of Experimental Medicine, at UCB in Belgium, where he managed the implementation of novel biomarkers in clinical development to provide data supporting identification of appropriate target indication and target population. In 2010, Dr. Sachse became Vice President, Head of Global Translational Medicine at Boehringer Ingelheim.

Elliot Shapiro was appointed our Corporate Secretary in April 2009. In addition, Mr. Shapiro is currently a partner and a lawyer at the law firm of Norton Rose Fulbright Canada LLP with a business law and transaction-oriented practice, where he has worked since 1999. He is a member of the Barreau du Québec. Mr. Shapiro holds B.C.L. (1999), LL.B. (1999) and B.A. (1993) degrees from McGill University.
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
Our executive officers are generally paid in their home country's currency. Unless otherwise indicated, all directors' and executive compensation information included in this document is presented in US dollars and, to the extent a director or officer has been paid in a currency other than US dollars (i.e. Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following average exchange rates: for the financial year ended December 31, 2013: €1.000 = US$1.329 and CAN$1.000 = US$0.971; for the financial year ended December 31, 2012: €1.000 = US$1.286 and CAN$1.000 = US$1.001; and for the financial year ended December 31, 2011: €1.000 = US$1.392 and CAN$1.000 = US$1.011.

1.	Compensation of Outside Directors
The compensation paid to the Company's directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Company's directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Nominating, Governance and Compensation (NGC) Committee ("Governance Committee"). The Governance Committee is composed of three (3) directors, each of whom is independent, namely Messrs. José P. Dorais (Chair), Juergen Ernst and Ms. Carolyn Egbert. One of the members of the Governance Committee, Juergen Ernst, is the Chairman of the Board.
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
In 2013, the Governance Committee retained James F. Reda and Associates ("Reda"), a division of Gallagher Benefit Services, Inc., as a compensation consultant. Reda was retained to assist the Governance Committee with (i) a review of the Company's compensation programs, particularly its executive short-term and long-term incentive programs, and (ii) a review and benchmarking of the remuneration of members of the Board. Reda analyzed the Company's past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designed to deliver both cash and equity compensation components to the Company's directors and executive officers. The Company's existing director compensation structure was benchmarked against market compensation data gathered from North American biopharmaceutical companies of comparable size. See the section below titled "Compensation Consultant" and "Benchmarking" for more information.
Based on the results of the benchmarking study and in light of the substantial responsibilities inherent to the position of director, the payment of an increased target envelope of director compensation, including both cash and equity components was proposed by Reda. Upon recommendation of the Governance Committee, the Board determined not to immediately effect or implement any increase to the remuneration payable to directors and deferred further consideration of various elements of directors' compensation to a later point in time in 2014.

Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Company or its subsidiaries ("Outside Directors") on the following basis:

Type of Compensation	Annual Compensation for the year 2013 (in units of home country currency)
Chairman's Retainer	45,000
Board Member Retainer	15,000
Board Meeting Attendance Fees	1,000 per meeting
Audit Committee Chair Retainer	15,000
Audit Committee Member Retainer	4,000
Audit Committee Meeting Attendance Fees	1,000 per meeting
Governance Committee Chair Retainer	12,000
Governance Committee Member Retainer	2,000
Governance Committee Meeting Attendance Fees	1,000 per meeting
All amounts in the above table are paid to Board and committee members in their home country currency.
The President and Chief Executive Officer is the only member of the Board who is not an Outside Director and as such is not compensated in his capacity as a director. The Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2013:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)	(mm-dd-yyyy)	(#)	($)
Aubut, Marcel	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Dorais, José P.	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Egbert, Carolyn	12/06/2012	7,500	US$2.17	12/05/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Ernst, Juergen	02/25/2005	2,500	CAN$30.54	02/24/2015	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	16,666	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Lapalme, Pierre	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
Limoges, Gérard	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	US$6,500	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2013.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day of the fiscal year (December 31, 2013) of CAN$1.47 and US$1.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

See "Summary of the Stock Option Plan" below for more details on the Stock Option Plan (as defined below).
Total Compensation of Outside Directors
The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2013 (all amounts are in US dollars):

Name	Fees earned ($)		Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)	($)
Aubut, Marcel	14,564	6,766	—	30,031	—	—	—	51,361
Dorais, José P.	28,711	14,984	—	30,031	—	—	496	74,222
Egbert, Carolyn	17,000	13,000	—	30,031	—	—	79,320 (4)	139,351
Ernst, Juergen	82,054	17,950	—	30,031	—	—	7,928	137,964
Lapalme, Pierre	18,449	9,688	—	30,031	—	—	—	58,168
Limoges, Gérard	29,822	14,567	—	30,031	—	—	496	74,915
_________________________

(1)	These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.

(2)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.86 for options granted on May 8, 2013 and US$1.12 for options granted on November 27, 2013) multiplied by the Black-Scholes factor as at such date (80.01% for options granted on May 8, 2013 and 80.68% for options granted on November 27, 2013) and the number of stock options granted on such date.

(3)	These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.

(4)
Represents fees paid for special tasks delegated to Ms. Egbert and approved by the Governance Committee in connection with the search for, and the appointment of, a new President and Chief Executive Officer and various transition and integration work related thereto.

During the financial year ended December 31, 2013, the Company paid an aggregate amount of $355,795 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2013.

2.	Compensation of Executive Officers
The mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures, are in place so that we can attract, motivate and retain the quality of senior management required to meet our business objectives.
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
The Governance Committee recognizes that the industry, regulatory and competitive environment in which the Company operates requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company that is also seeking to acquire or in-license new commercial products. The Governance Committee is of the view that the Company's executive compensation program should not encourage senior executives to take excessive risk. In this regard, the Governance Committee recommends the implementation of compensation methods that tie a portion of senior executive compensation to each of the short-term and longer-term performance of both the Company as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The Governance Committee is also responsible for creating compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between the short-term and longer-term performance of the Company and of each executive officer.

Compensation Consultant
The Governance Committee may, from time to time, engage its own independent consultant to advise it with respect to executive compensation matters. During the financial year ended December 31, 2013, the Governance Committee retained the services of Reda to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and the Company's other senior executive officers, as well as with respect to the level and form of compensation payable to Outside Directors.
The fees paid to Reda for compensation consulting services provided to the Governance Committee and the Company during the financial year ended December 31, 2013 were $54,134.
While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.
Compensation Discussion & Analysis
Compensation Philosophy and Objectives
The Company's executive compensation program is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of our shareholders by:

•	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•	providing the opportunity for executives to participate in an equity-based incentive plan, namely a stock option plan;

•	aligning employee compensation with company corporate objectives; and

•	attracting and retaining highly qualified individuals in key positions.
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
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the Governance Committee believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While the Company's bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The Governance Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to the Company's share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The Governance Committee believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate the Company's executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The Governance Committee and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the Governance Committee has not identified any specific risks associated with the Company's executive compensation program that are reasonably likely to have a material adverse effect on the Company. The Governance Committee believes that the Company's executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.
The Board of Directors, based on the Governance Committee's recommendation, set goals for the Company at the end of 2012, which constituted the 2013 performance objectives for the position of Chief Executive Officer and the Company's other executive officers. The performance objectives are not established for individual executive officers but rather by function(s) exercised within the Company, many of which are carried out by or fall within the responsibility of the Company's President and Chief Executive Officer, Chief Financial Officer and the Company's other executive officers.
In December 2013, the Governance Committee determined that although a number of the objectives set forth in the table below were met, some delays were experienced in the attainment of certain objectives as described below. The Governance Committee also took into consideration the significant changes in management that occurred in 2013, including the appointment of a new President and Chief Executive Officer, as well as the hiring of a Senior Vice President and Chief Commercial Officer.

Objectives for 2013			Results for 2013
Perifosine	●	Ensure interim analysis in multiple myeloma by Data Safety Monitoring Board ("DSMB") to permit futility analysis and go-no-go decision to complete the Phase 3 program in a timely manner	●	Discontinuation of the Phase 3 trial in multiple myeloma following an interim analysis by an independent DSMB
			●	Closing of all sites involved in the trial and review of Yakult Honsha Co., Ltd. strategic alliance
Cetrotide®	●	Conclude the licensing out of all global manufacturing rights of Cetrotide®	●	Successfully completed the transfer of the manufacturing rights to Merck Serono a subsidiary of Merck KGaA ("Merck Serono")
	●	Ensure transition of the manufacturing activities with the different partners	●	Non-refundable one-time payment received of approximately $3.3 million plus other payments related to the transfer of certain assets
			●	Transition Service Agreement in place with Merck Serono to facilitate the completion/integration of the manufacturing of Cetrotide®
MACRILEN™ (macimorelin)	●	Submit a New Drug Application ("NDA") in the United States in the evaluation of adult growth hormone deficiency ("AGHD")	●
NDA submitted to evaluate AGHD in November 2013, post year-end, the FDA confirmed acceptance for filing and that the NDA review is ongoing with a Prescription Drug User Fee Act ("PDUFA") date November 5, 2014

			●	The NDA was submitted at a later date than originally expected
	●	Prepare a commercial plan for the future launch of MACRILEN™ (macimorelin)	●	Completed after hiring of our Senior Vice President and Chief Commercial Officer, Jude Dinges
Zoptarelin doxorubicin ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 program	●	Complete Phase 3 trial design and submit to FDA a Special Protocol Assessment ("SPA") and the equivalent in Europe in endometrial cancer	●	SPA agreement obtained from FDA, the Phase 3 ZoptEC trial was also discussed and a scientific advice was also agreed with the European Medicines Agency ("EMA")
	●	Ensure CRO partnership with performance objectives and control of corresponding costs	●
Co-development and profit-sharing agreement signed with Ergomed as a CRO for the execution of the Phase 3 ZoptEC trial in endometrial cancer. Ergomed has agreed to assume 30% of the clinical and regulatory costs up to $10 million and will receive pre-established single digit percentage on net income and up to specified maximum amount

	●	Start recruitment in the different countries (sites and patients) and achieve pre-established recruitment rate	●	Initiated > 50% of clinical sites for the ZoptEC trial before year-end 2013
AEZS-120	●	Initiate a Phase 1 trial	●
Approval of Danish regulatory authorities received for the initiation of a proof-of-concept Phase 1 trial in prostate cancer, however, the trial has not yet started pending the result of additional scientific evaluation being performed

Finance and budget	●	Budget management	●
With the different strategic partnerships, including Ergomed and the transfer of Cetrotide® manufacturing rights, as well as the tight control of the operations, the burn rate was reduced to $1.7 million per month on average which was lower than the pre-established operating budget

	●	Ensure the continued funding of ongoing drug development programs for a minimum period of time while maintaining flexibility to execute different forms of financing	●
Cash flow from financing activities net of transaction costs was $23.7 million in 2013. Cash and cash equivalents balance was $43.2 million at year-end, which is significantly higher than what was initially budgeted

Organization structure	●
Review and reorganize senior management and key employees by function (as opposed to by site), realign reporting lines and empower senior management and key employees to take ownership of, and responsibility over, their respective functions and tasks
			●	Successful organization review was done within the first six months of the arrival of our Chief Executive Officer and implementation of the new structure is ongoing

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
Benchmarking
In order to attain the Company's objectives of providing market competitive compensation opportunities, the Company's executive compensation plan, based on a study provided by Reda, is benchmarked against market compensation data gathered from organizations of comparable size and/or stage of development or other companies that the Company competes with for executive talent (the "Reference Group"). An overview of the characteristics of the Reference Group is provided in the following table:
(In millions of US$)

	Aeterna Zentaris	Reference Group
Location	North America and Europe	North America
Industries	Biopharmaceutical	Biopharmaceutical
Revenues Last fiscal year	33.7(1)	17.5(2)
Market Capitalization As at April 30, 2013	46.1	155.0
Net Loss Last fiscal year	20.4(1)	17.4(2)
_________________________

(1)	For the year ended December 31, 2012, as presented in the Company's 2012 audited consolidated financial statements, which were presented in conformity with IFRS as issued by the IASB.

(2)	The Reference Group for the financial year ended December 31, 2013 was selected in June 2013, and these data are based on their most recently completed fiscal year at such time.
The Reference Group used in respect of the financial year ended December 31, 2013 was composed of the following companies within the biopharmaceutical sector: Affymax Inc., Agenus Inc., Arqule Inc., Astex Pharmaceuticals Inc., Aveo Pharmaceuticals Inc., Cancer Genetics Inc., Cell Therapeutics Inc., Cleveland Biolabs Inc., Curis Inc., Galena Biopharma Inc., Helix Biopharma Corp., Immunomedics Inc., Insys Therapeutics Inc., Isoray Inc., Maxigen Inc., Merrimack Pharmaceuticals Inc., Oncogenex Pharmaceuticals Inc., Peregrine Pharmaceuticals Inc., Pharmathene Inc., Progenics Pharmaceutical Inc., Repligen Corp., Savient Pharmaceuticals Inc., Targacept Inc., Verastem Inc. and Vical Inc.
Positioning
The Company's compensation policy is for executive compensation to be generally aligned with the 50th percentile, or the mid-point, of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. For 2013, the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for the Company's executive officers is approximately at the  50th percentile competitive range of the Reference Group, however, in light of the fact that a cash bonus was paid to only two of the "Named Executive Officers" (defined as the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company), namely Messrs. Dodd and Turpin, the total cash compensation (base salary and annual cash bonus) actually paid to the Company's executive officers with respect to the 2013 year fell below the 50th percentile competitive range of the Reference Group and, more specifically, falls at approximately the 34th percentile range of the Reference Group.

Compensation Elements
An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company's success and to ensure competitive compensation, so that the Company may benefit from the expertise required to pursue its objectives.
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

(iii)
long-term equity incentives - consisting solely of stock options granted under the Company's stock option plan established for the benefit of its directors, certain executive officers and other participants as may be designated from time to time by either the Board or the Governance Committee (the "Stock Option Plan"); and

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
In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational, clinical, regulatory, financial, commercial and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as the performance of the Company. The underlying objectives are set at the end of each financial year as part of the annual review of corporate strategies.
For the financial year ended December 31, 2013, the Governance Committee recommended, and the Board approved, in the best interests of the Company, that no bonuses be awarded to the Company's executive officers in respect of the 2013 year, except as otherwise indicated below, and that no long-term incentive stock options be granted to the Company's executive officers in respect of the 2013 year.
In making decisions related to the short-term incentive compensation for the Named Executive Officers during the most recently completed financial year, the conclusions of the Governance Committee were based, in part, on the goals and results for 2013, as described in Section "Risk Assessment of Executive Compensation Program". These conclusions, other than for the President and Chief Executive Officer, for which a description is provided in Section "Compensation of the Chief Executive Officer", are as follows.
Mr. Turpin's 2013 goals were aligned with the Company's overall objectives, with an emphasis on financial and budgetary objectives. In respect of the 2013 year, the Governance Committee determined that Mr. Turpin's individual performance surpassed his pre-fixed objectives. Under Mr. Turpin's financial direction, the Company implemented and carried out a successful ATM financing program generating net proceeds of approximately $3.0 million, a registered direct offering generating net proceeds of approximately $7.0 million and an underwritten public offering generating net proceeds of approximately $13.7 million, which, in addition to Mr. Turpin's disciplined management and control of the Company's budget and expenses, enabled the Company to end the year with cash and cash equivalents that significantly exceeded the budgeted amount. In light of the foregoing, the Governance Committee determined that Mr. Turpin's contributions to the achievement of the Company's goals merited a cash bonus in an amount of $66,677, representing 58% of his maximum target bonus amount.
Dr. Blake's and Mr. Pelliccione's 2013 respective goals were aligned with the Company's overall objectives, with an emphasis on overseeing and supporting the attainment of the Company's clinical and regulatory objectives. In respect of the 2013 year, the Governance Committee determined that each of Dr. Blake's and Mr. Pelliccione's respective individual performance did not meet their objectives in a timely manner. The Governance Committee determined that no cash bonus should be awarded to Dr. Blake or Mr. Pelliccione in respect of the 2013 year. Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.
As Mr. Dinges was formally appointed Senior Vice President and Chief Commercial Officer of the Company on November 1, 2013, no cash bonus was awarded to Mr. Dinges in respect of the 2013 year.
See the section below titled "Compensation of the Chief Executive Officer" for a description of the short-term incentive compensation of the President and Chief Executive Officer.
Long-Term Equity Compensation Plan of Executive Officers
The long-term component of the compensation of the Company's executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options have historically vested over a period of three years, with the first third vesting on the first anniversary of the date of grant. However, the vesting schedule for certain stock options granted to senior executives in the financial years ended December 2012, 2011, 2010 and 2009 was accelerated from three years to eighteen months since a portion of these grants were intended to serve as a partial or total replacement for cash bonuses. In December 2013, the Governance Committee and the Board determined that going forward, all stock options would vest over a period of three years with the first third vesting on the first anniversary of the date of grant, as reflected in the Amendments (as defined below) to the Stock Option Plan described below. Stock options are usually granted to executive officers in December of each year.
For the financial year ended December 31, 2013, the Governance Committee recommended that no stock options be granted to executive officers under the long-term equity compensation plan, although certain stock options were granted to Messrs. Dodd and Dinges upon their respective appointments as President and Chief Executive Officer and Senior Vice President and Chief Commercial Officer.
Summary of the Stock Option Plan
We initially established the Stock Option Plan in order to attract and retain directors, officers, employees of the Company or any of its subsidiaries, as the case may be, and suppliers of ongoing services, who will be motivated to work towards ensuring the success of the Company. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Company's securities are then traded and with all relevant securities legislation.
On March 20, 2014, the Board approved certain amendments to the Stock Option Plan (the "Amendments"), which Amendments are not subject to shareholder approval, and which were approved by the TSX. The Amendments are described further below.
Under the previous stock option plan, individuals eligible to participate under the plan were determined from time to time by either the Board or the Governance Committee. The Amendments provide a more limited list of those persons eligible to receive grants under the Stock Option Plan as it is the Company's intention to grant options primarily to independent directors and the most senior executive officers of the Company and to generally limit the number of options granted to other officers or employees of the Company or to suppliers of ongoing services. The Stock Option Plan now specifically provides that the sole persons eligible to receive grants under the Stock Option Plan (each, a "Participant") shall be: (i) the most senior executive officers of the Company, including the persons occupying the positions of Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Chief Commercial Officer, Chief Administrative Officer and Chief Compliance Officer; (ii) such other executive officers of the Company or of its subsidiaries that may, from time to time, report directly to the Chief Executive Officer; (iii) the non-employee, independent members of the Board; and (iv) such other officers or employees of the Company or of any of its subsidiaries, as the case may be, or suppliers of ongoing services, as may be expressly designated by resolution of the Board or the Governance Committee.

The maximum number of Common Shares issuable under the Stock Option Plan remains fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as of March 20, 2014, represented 6,442,592 Common Shares. There were 2,546,740 options outstanding under the Stock Option Plan representing approximately 4.5% of all issued and outstanding Common Shares on March 20, 2014.
Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of the Company's security-based compensation arrangements, cannot exceed 10% of the Company's issued and outstanding securities and (ii) no single Participant may hold options to purchase, from time to time, more than 5% of the Company's issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all security-based compensation arrangements of the Company to any one non-employee, independent director of the Company entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Governance Committee; and (ii) the aggregate number of securities issuable to all non-employee, independent directors of the Company entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all security-based compensation arrangements of the Company, cannot exceed 1% of its issued and outstanding securities.
Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven years following the date of their grant (the "Outside Expiry Date"), which was reduced by the Amendments from a previous maximum term of ten years. The Board or the Governance Committee, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the expiry date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be.
Unless the Board or the Governance Committee decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment with the Company or one of its subsidiaries or the employment with the Company or one of its subsidiaries is terminated with cause and, in the case of a Participant who is a non-employee director of the Company or one of its subsidiaries, the date on which such Participant ceases to be a member of the relevant Board of Directors; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is a non-employee director of the Company or one of its subsidiaries, six months following the date on which such Participant ceases to be a member of the relevant Board of Directors by reason of death; (iii) 90 days following the date on which a Participant's employment with the Company or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant (the Amendments increased this from the previous period of 30 days); and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "Early Expiry Date").
The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Company, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Company's securities is restricted in accordance with its corporate policies.
Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.
The Amendments also provide for a more detailed change in control provision. Under the current Stock Option Plan, as amended by the Amendments, in the event: (i) the Company accepts an offer to amalgamate, merge or consolidate with any other entity (other than a wholly-owned subsidiary of the Company) or to sell or license all or substantially all of its assets to any other entity (other than a wholly-owned subsidiary of the Company); (ii) the Company signs a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that shareholders of the Company tender their Common Shares to such takeover bid; or (iii) holders of greater than 50% of the Company's then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by the Company, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten (10) days following the Closing Date (as defined below). Upon the expiration of such ten (10)-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "Closing Date" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of the Company's then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.
The Stock Option Plan provides that the following amendments may be made to the plan upon approval of each of the Board and the Company's shareholders as well as receipt of all required regulatory approvals:

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

•
with respect to any Participant whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

◦	any reduction in the exercise price of any option after the option has been granted, or

◦	any cancellation of an option and the re-grant of that option under different terms, or

◦	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a "blackout period");

•	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

•	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.
The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•	amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•	amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider" of the Company;

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Company's shareholders on a pro rata basis provided such distribution is approved by the Company's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•	discontinuing or terminating the Stock Option Plan; and

•	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to the Named Executive Officers as well as the former President and Chief Executive Officer as of December 31, 2013:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested(3)
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)		(#)	($)
Dodd, David A.(4)	04/15/2013	300,000	US$1.98	04/14/2023	—	—	175,000(5)	— (5)
	04/15/2013	—	—	—	—	—	200,000(5)	— (5)
Engel, Juergen(6)	12/14/2004	16,666	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	33,333	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	12,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	27,500	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	37,125	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	44,499	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	133,400	US$2.17	12/05/2022	—	—	—	—
Turpin, Dennis	12/14/2004	15,000	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	12/09/2009	19,166	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	9,475	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,353	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	84,000	US$2.17	12/05/2022	—	—	—	—
Blake, Paul(7)	07/27/2007	7,500	US$18.30	07/26/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	8,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	18,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	10,675	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	18,071	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	80,700	US$2.17	12/05/2022	—	—	—	—
Pelliccione, Nicholas J.(7)	05/07/2007	4,166	US$23.76	05/06/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	3,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	10,000	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	8,333	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,218	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	70,100	US$2.17	12/05/2022	—	—	—	—
Dinges, Jude(8)	11/27/2013	150,000	US$1.12	11/26/2023	US$39,000	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2013.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day of the year (December 31, 2013) of CAN$1.47 and US$1.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)
"Market or Payout Value of Share-based Awards that have Not Vested" at financial year-end is calculated based on the excess, if any, of the closing price of a Common Share on the last trading day of the year (December 31, 2013) over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by 175,000 or 200,000, as applicable. See also note (5) below.

(4)	David A. Dodd was appointed President and Chief Executive Officer effective April 15, 2013 and was granted 300,000 stock options in connection with such appointment.

(5)
Pursuant to Mr. Dodd's Employment Agreement, the Company agreed to pay Mr. Dodd two separate share-based retention bonuses as follows: (1) the Company shall pay Mr. Dodd a retention bonus if he remains employed through December 31, 2014 equal to (a) the excess, if any, of the closing price of a Common Share on the last regular trading day in 2014 over $1.98, being the closing price of a

Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by (b) 175,000; and, (2) the Company shall pay Mr. Dodd a retention bonus if he remains employed through December 31, 2015 equal to (a) the excess, if any, of the closing price of a Common Share on the last regular trading day in 2015 over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by (b) 200,000. These share-based retention bonuses will be paid in US dollars no later than March 15 of the year following the end of 2014 and 2015, respectively.

(6)	Juergen Engel served as President and Chief Executive Officer up until April 15, 2013.

(7)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.

(8)	Jude Dinges was appointed Senior Vice President and Chief Commercial Officer effective November 1, 2013 and was granted 150,000 stock options in connection with such appointment.
There are no vested share-based awards that have not yet been paid out or distributed.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer and former President and Chief Executive Officer for the financial year ended December 31, 2013.

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Dodd, David A.	—	—	50,000
Engel, Juergen	—	—	—
Turpin, Dennis	—	—	66,677
Blake, Paul(2)	—	—	—
Pelliccione, Nicholas J.(2)	—	—	—
Dinges, Jude	—	—	—
_________________________

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

(2)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.
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
Pension Plan
Juergen Engel, the former President and Chief Executive Officer, participated in a non-contributory defined benefit pension plan, and amounts thereunder remain payable to Mr. Engel following his departure from the Company. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve months before leaving the company or reaching retirement age. This amount is unchanged during the first five working years of the executive officer and increases by 0.4% for each additional year of employment before the executive officer reaches the age of 65.
As the normal retirement age is 65 years, first payments under the pension plan were made to Mr. Engel as of September 1, 2010. The following table shows total annual pension benefits payable to Mr. Engel pursuant to this plan. Upon the death of a participant, the surviving spouse of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits.

Defined Benefit Plans Table as at December 31, 2013

Name	Number of years of credited service	Annual benefits payable		Accrued obligation at start of year(2)	Compensatory change	Non- compensatory change	Accrued obligation at year end(3)(4)
		At year end	At age 65(1)
	(#)	($)	($)	($)	($)	($)	($)
Engel, Juergen	34	207,696	193,142	4,240,141	(318,754)	171,400	3,885,090
_________________________

(1)
In light of the fact that Mr. Engel attained the age of 65 during the 2010 year, by way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the annual average exchange rate for the financial year ended December 31, 2010, which was €1.000 = US$1.326.

(2)
By way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the exchange rate on December 31, 2012, which was €1.000 = US$1.319.

(3)	The figure in the column "Accrued obligation at year end" was further reduced by an amount of $207,696 representing the amount of mandatory pension payments made to Mr. Engel during 2013.

(4)
By way of exception to other currency conversions in this Circular, the amount in this column has been converted from euros to US$ based on the exchange rate on December 31, 2013, which was €1.000 = US$1.378.

All figures in the above table were calculated using the assumptions and methods used for financial statement reporting purposes under the accounting principles used to prepare the Company's financial statements filed with the Canadian securities regulatory authorities and available at www.sedar.com and furnished to the United States Securities and Exchange Commission and available at www.sec.gov.
Employer Contribution to Employees' Retirement Plan
In 2008, the Board approved a plan whereby the Company would contribute to its employees' retirement plans both in Canada (RRSP) and the United States (401(k)) to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for Canadian employees under 50 years old and $8,750 for those in the United States. The plan also includes a contribution for employees over 50 years old up to a maximum of $10,250 for Canadian employees and $11,500 for those in the United States. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds (DUPK/RUK). The Company's executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees of the Company.

Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers as well as for the former President and Chief Executive Officer for services rendered in all capacities during each of the financial years ended December 31, 2013, 2012 and 2011.
SUMMARY COMPENSATION TABLE

							Non-equity incentive plan compensation
Name and principal position	Years	Salary		Share based awards		Option based awards(1)	Annual incentive plan	Long-term incentive plans	Pension Value	All other compensation(2)		Total compensation
		($)		($)		($)	($)	($)	($)	($)		($)
Dodd, David A. President and Chief Executive Officer	2013	328,846	(3)	414,048	(4)	474,606	50,000	—	—	11,500	(5)	1,279,000
	2012	—		—		—	—	—	—	—		—
	2011	—		—		—	—	—	—	—		—
Engel, Juergen Former President and Chief Executive Officer	2013	148,825	(6)	—		—	—	—	—	1,679,920	(7)(8)	1,828,745
	2012	443,601		—		237,876	—	—	797,849	200,974	(8)	1,680,300
	2011	505,260		—		336,420	160,764	—	590,136	214,212	(8)	1,806,792
Turpin, Dennis Senior Vice President and Chief Financial Officer	2013	331,652		—		—	66,677	—	—	4,763	(9)	403,092
	2012	341,605		—		149,787	—	—	—	—		491,392
	2011	332,434		—		131,198	80,509	—	—	5,056	(9)	549,197
Blake, Paul(10) Former Senior Vice President and Chief Medical Officer	2013	384,300		—		—	—	—	—	11,500	(5)	395,800
	2012	384,300		—		143,902	—	—	—	11,000	(5)	539,202
	2011	370,223		—		136,622	89,670	—	—	11,000	(5)	607,515
Pelliccione, Nicholas J.(10) Former Senior Vice President, Regulatory Affairs and Quality Assurance	2013	333,600		—		—	—	—	—	11,500	(5)	345,100
	2012	333,600		—		125,000	—	—	—	11,000	(5)	469,600
	2011	321,062		—		130,178	77,739	—	—	11,000	(5)	539,979
Dinges, Jude Senior Vice President and Chief Commercial Officer	2013	121,988	(11)	—		135,542	—	—	—	2,354	(5)	259,884
	2012	—		—		—	—	—	—	—		—
	2011	—		—		—	—	—	—	—		—
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.98 for options granted on April 15, 2013 and US$1.12 for options granted on November 27, 2013) multiplied by the Black-Scholes factor as at such date (79.90% for options granted on April 15, 2013 and 80.68% for options granted on November 27, 2013) and the number of stock options granted on such date.

(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2013. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable. In the case of the former President and Chief Executive Officer, Juergen Engel, "All Other Compensation" includes a termination or severance payment, as well as mandatory pension payments paid to him after he attained age 65. See also note (7) below.

(3)	Represents the salary actually earned by and paid to Mr. Dodd following his appointment as President and Chief Executive Officer on April 15, 2013.

(4)
The value of Mr. Dodd's share-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.98 for share appreciation rights ("SARS") granted on April 15, 2013) multiplied by the Black-Scholes factor as at such date (175,000 SARS at a factor of 54% and 200,000 SARS at a factor of 58%) and the number of SARS granted on such date.

(5)	Represents 401(k) employer contributions to Messrs. Dodd's, Blake's, Pelliccione's and Dinges's retirement savings plans.

(6)	Represents the salary actually earned by and paid to Mr. Engel in his capacity as President and Chief Executive Officer until his departure from the Corporation effective April 15, 2013.

(7)	Under the terms of a release agreement, Mr. Engel received a termination or severance payment of approximately US$1.4 million.

(8)	Represents mandatory pension payments made to the former President and Chief Executive Officer in 2011, 2012 and 2013 after he attained age 65.

(9)	Represents RRSP employer contribution to Mr. Turpin's retirement savings plan.

(10)	Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.

(11)
Represents consultant fees paid to Mr. Dinges between May 12, 2013 and October 31, 2013 combined with the salary actually paid to him following his appointment as Senior Vice President and Chief Commercial Officer on November 1, 2013.

Compensation of the Chief Executive Officer
The compensation of the President and Chief Executive Officer is governed by the Company's executive compensation policy described in the section titled "Compensation of Executive Officers", and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all of the Company's incentive plans.
Mr. Dodd's total earned salary from April 15 to December 31, 2013 was $328,846 (based on an annual base salary of $475,000), which places him at approximately 6% below the 50th percentile in the Reference Group.
Having considered Mr. Dodd's performance during the 2013 year, his significant operational and commercial experience and the fact that he is key to the continued operation and transformation of the Company, the Governance Committee recommended, and the Board approved that a cash bonus in the amount of US$50,000 be awarded to Mr. Dodd in respect of the 2013 year.
For the financial year ended December 31, 2013, the Governance Committee recommended that no stock options be granted to the President and Chief Executive Officer under the long-term equity compensation plan, although Mr. Dodd did receive a grant of 300,000 stock options in connection with his appointment in April 2013. See the section titled "Long-Term Equity Compensation Plan of Executive Officers – Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.

C.	Board Practices
Our Articles provide that our Board shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. For information regarding Mr. Dodd's employment agreement with the Company, which provides for benefits on termination of his employment, see "Item 10.C – Material Contracts". None of the other directors are party to any directors' service contracts with the Company providing for benefits on termination of employment.
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
The current members of the Audit Committee are José P. Dorais, Pierre Lapalme and Gérard Limoges.
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
The current members of the Governance Committee are Juergen Ernst, José P. Dorais and Carolyn Egbert.

D.	Employees
As at March 14, 2014, we had a total of 76.26 full time equivalents ("FTE") (as compared to 81 as at March 1, 2013 and 89 as at March 1, 2012), of which 61.56 are based in Frankfurt, Germany, 6 in New Jersey, United States, and 8.7 in Quebec City, Canada. Of these, 44.82 are involved in discovery, preclinical, clinical and pharmaceutical development, 7.9 are involved in regulatory affairs, quality assurance and intellectual property, and 23.54 are involved in business operations, communications, finance, information technology, human resources, project management and legal affairs. We have agreements with our employees covering confidentiality, loyalty, non-competition, and assignment to the Company of all intellectual property rights developed during the employment period.

E.	Share ownership
The information in the table below is provided as at December 31, 2013:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options
Aubut, Marcel	18,750	*	69,165	29,722
Blake, Paul	11,725	*	151,945	121,157
Dinges, Jude	3,391	*	150,000	—
Dodd, David A.	8,333	*	300,000	—
Dorais, José P.	—	*	53,333	13,890
Egbert, Carolyn	—	*	37,500	5,000
Ernst, Juergen	9,808	*	85,831	46,388
Lapalme, Pierre	—	*	56,666	17,223
Limoges, Gérard	1,499	*	69,165	29,722
Pelliccione, Nicholas J.	4,625	*	121,483	94,229
Turpin, Dennis	3,541	*	169,994	138,105
Total	61,672	0.14	1,265,082	495,436
_________________________
*     Less than 1%

(1)	Based on 45,312,009 Common Shares outstanding as at December 31, 2013.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under Item 6.B.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders
We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 20, 2014, there are no persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares.
United States Shareholders
As at December 31, 2013, there were a total of 54 holders of record of our Common Shares, of which three were registered with addresses in the United States holding in the aggregate approximately 93% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker "street names".

B.	Related party transactions
None.

C.	Interests of experts and counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated statements and other financial information
The consolidated financial statements filed as part of this annual report on Form 20-F are presented under "Item 18. – Financial Statements".

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
Not Applicable, except for Item 9A(4).

Our Common Shares are listed and posted for trading on NASDAQ under the symbol "AEZS" and on the TSX under the symbol "AEZ". The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on NASDAQ and on the TSX:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2013	3.23	1.03	3.27	1.08
2012	12.90	1.87	12.84	1.87
2011	15.48	8.58	15.06	8.46
2010	12.54	4.74	12.84	4.80
2009	16.98	2.76	18.66	3.42

2012
Fourth quarter	4.12	1.87	4.08	1.87
Third quarter	5.06	2.35	5.04	2.34
Second quarter	4.80	2.29	4.80	2.40
First quarter	12.90	9.36	12.84	9.42

2013
Fourth quarter	1.65	1.03	1.71	1.08
Third quarter	1.98	1.37	2.09	1.41
Second quarter	2.10	1.73	2.18	1.74
First quarter	3.23	1.88	3.27	1.90

Most recent 6 months
March 2014(1)	1.49	1.23	1.66	1.37
February 2014	1.32	1.23	1.46	1.37
January 2014	1.49	1.19	1.58	1.29
December 2013	1.44	1.08	1.52	1.13
November 2013	1.65	1.03	1.71	1.08
October 2013	1.51	1.35	1.56	1.41
September 2013	1.70	1.48	1.79	1.55
_________________________
(1)     Up to and including March 18, 2014

B.	Plan of distribution
Not applicable.

C.	Markets
Our Common Shares are listed and posted for trading on NASDAQ under the symbol "AEZS" and on the TSX under the symbol "AEZ".

D.	Selling shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the issuer
Not applicable.

Item 10.    Additional Information

A.	Share capital
Not applicable.

B.	Memorandum and articles of association
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
Under the CBCA, shareholders have the right to inspect certain corporate records, including its Articles and bylaws and minutes of meetings and resolutions of the shareholders. Shareholders have no statutory right to inspect minutes of meetings and resolutions of directors of the Company. Shareholders of the Company have the right to certain financial information respecting the Company. In addition to the annual and quarterly financial statements required to be filed under applicable securities laws, under the CBCA, the Company is required to place before every annual meeting of shareholders its audited comparative annual financial statements. In addition, shareholders have the right to examine the financial statements of each of our subsidiaries and any other corporate entity whose accounts are consolidated in the financial statements of the Company.
Directors
The minimum number of directors of the Company is five and the maximum number is 15. In accordance with the CBCA, at least 25% of its directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. None of the Articles, the bylaws and the CBCA imposes any mandatory retirement requirements for directors.
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

Share Capitalization
Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the "First Preferred Shares") and second preferred shares (the "Second Preferred Shares" and, together with the First Preferred Shares, the "Preferred Shares"), both issuable in series. As at March 20, 2014, there were 56,513,969 Common Shares outstanding. No Preferred Shares of the Company have been issued to date. The Company has also issued warrants to acquire Common Shares in connection with certain equity financings.
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
Under the terms of the Rights Plan, its continued existence was reconfirmed by the Company's shareholders at the Company's annual meeting of shareholders held on May 8, 2013.
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
The Rights Plan requires that any Lock-up Agreement be made available to the Company and the public. The definition of Lock-up Agreement also provides that under a Lock-up Agreement, no "break up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked- up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.
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
Action Necessary to Change Rights of Shareholders
In order to change the rights of its shareholders, the Company would need to amend its Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the issued and outstanding shares cast at a duly called special meeting. For certain amendments, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.
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
On March 21, 2013, the Board of Directors approved an amendment to the Company's bylaws in order to include an advance notice provision (the "Advance Notice Requirement") and concurrently approved an amendment to and restatement of the Company's bylaws giving effect to the Advance Notice Requirement (the "Amended and Restated Bylaws"). The Amended and Restated Bylaws giving effect to the Advance Notice Requirement were subsequently ratified and approved by the Company's shareholders on May 8, 2013. The Advance Notice Requirement applies in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a shareholder proposal made pursuant to the provisions of the CBCA.
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
Limitations on Right to Own Securities
Neither Canadian law nor the Company's Restated Articles of Incorporation or bylaws limit the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CAN$5 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). Subject to the Amendments (as defined below), an investment in Common Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equalled or exceeded CAN$354 million (for 2014). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity", pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.
The Canadian Federal Government adopted certain amendments (the "Amendments") to the Investment Act in 2009. Some of the Amendments, which came into force on February 6, 2009, introduce a national security test and review process, authorizing the Canadian Minister of Industry to review investments that "could be injurious to national security", regardless of the size of the transaction. Some of the other Amendments will come into force on a day to be fixed by order of the Canadian Governor in Council, including the increase to the thresholds that trigger governmental review for WTO Investors. Therefore, the thresholds for the review of direct acquisitions of control by WTO Investors would increase from the current CAN$354 million (based on book value) to CAN$600 million (to be based on the "enterprise value" of the Canadian business) for the two years after such Amendments come into force, to CAN$800 million in the following two years and then to CAN$1 billion for the next two years. Thereafter, the thresholds are to be adjusted to account for inflation. A number of the Amendments still require additional definition and details, which will be set forth in regulations promulgated under the Investment Act.
There are no limits on the rights of non-Canadians to exercise voting rights on their Common Shares of the Company.

C.	Material contracts
Other than as disclosed herein under "Shareholder Rights Plan" and below, and except for contracts entered into in the ordinary course of business, there are no material contracts to which the Company or any of its subsidiaries is a party.
Employment Agreements
The Company and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers who remain in the employment of the Company. The Employment Agreements provide that the Company will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive long-term incentive grants in the form of stock options which will be reviewed annually in accordance with the Company's policies. The Employment Agreements have an indefinite term. Each of the Employment Agreements provides that if the Company terminates the employment of a Named Executive Officer without "Cause" (or, in the case of Messrs. Dodd and Dinges, there is a "separation from service" within the meaning of §409A of the U.S. Internal Revenue Code of 1986, as amended (a "Separation from Service") or a resignation for "Good Reason"), then the executive will be entitled to receive, in the case of Mr. Dodd, a lump-sum payment (less applicable tax withholdings) in an amount equal to twice the sum of his then base salary, his then annual bonus, the amount of his then car allowance, plus any earned retention bonus and eighteen months of the value of the other benefits to which he is entitled (through the purchase by the Company of eighteen months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA")). In the case of Mr. Turpin, the lump-sum payment will be equivalent to eighteen months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and eighteen months of the value of the other benefits to which he is entitled. In the case of Mr. Dinges, he is entitled to receive a lump-sum payment (less applicable tax withholdings) in an amount equal to one times the sum of his then base salary, his then annual bonus, pro-rated as applicable, any earned retention bonus, the amount of his then car allowance and eighteen months of the value of the other benefits to which he is entitled (through the purchase by the Company of eighteen months of the coverage required under COBRA). In addition, in the case of Messrs. Dodd and Dinges, if the executive has a Separation of Service, then the executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of the Separation from Service. Messrs. Blake and Pelliccione ceased to be employed by Aeterna Zentaris as of March 13, 2014.
Furthermore, each of Messrs. Dodd, Turpin and Dinges shall not, for a period equal to one year following such executive's termination of employment with the Company, directly or indirectly, compete with the Company; solicit any clients of the Company or do anything whatsoever to induce or to lead any person to end, in whole or in part, its business relations with the Company; induce, attempt to induce or otherwise interfere in the relations which the Company has with its distributors, suppliers, representatives, agents and other parties with whom the Company deals; or induce, attempt to induce or otherwise solicit the personnel of the Company to leave their employment with the Company or hire the personnel of the Company for any enterprise in which the executive has an interest.
Pursuant to the Employment Agreements, each of Messrs. Dodd and Turpin are also entitled to receive, as of the date of this annual report on Form 20-F, certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs, and (ii) during the twelve-month period following the Change of Control, either the Company terminates the employment of the executive without "Cause" (or, in the case of Mr. Dodd, there is a Separation from Service), or if the executive terminates his or her employment for "Good Reason" during such period. However, in accordance with the provisions of Mr. Turpin's Employment Agreement, the Company was entitled to unilaterally terminate his right to receive the Change of Control Payment at a specified period of time. In 2013, the Company thus provided notice to Mr. Turpin of the termination of his right to receive Change of Control Payments in accordance with the terms of his Employment Agreement. Consequently, effective June 29, 2014, Mr. Turpin will no longer be entitled to receive the Change of Control Payment detailed below.
The Change of Control Payments are as follows:

•
for Mr. Dodd, (i) the equivalent of thirty-six months of his then annual base salary, (ii) an amount equivalent to twice the annual bonus, if any, which he would have been entitled to receive in the year during which the Change of Control occurred, (iii) any earned retention bonus, and (iv) an amount equivalent to 12 months of the then annual cost to provide the other benefits to which he is entitled, or the cost to purchase coverage by the Company under COBRA for such benefits, whichever is applicable; and

•
for Mr. Turpin, the Change of Control Payment (which will terminate on June 29, 2014 as described above) would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year.

All Change of Control Payments described above are subject to applicable statutory withholdings. In addition, in the event of a Change of Control followed by termination of employment within twelve months, any outstanding stock options held by Mr. Turpin are unaffected by the change of control provisions included in his Employment Agreement and such stock options will be treated in accordance with the applicable provisions of the Stock Option Plan described elsewhere in this annual report on Form 20-F, while any outstanding stock options held by Mr. Dodd shall, in such circumstances, fully and immediately vest on the date of his Separation from Service.
For the purposes of the applicable Employment Agreements (including the annexes and schedules thereto):

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

•
termination of employment by the Company for "Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

•	termination of employment by the executive officer for "Good Reason" means,

◦
in the case of Mr. Dodd, the occurrence, without his express written consent, of any of the following acts: (i) a material reduction of his total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time, provided such reduction is not warranted and due to company performance; (ii) any change in his direct reporting relationship to the Board; (iii) any reduction in his duties and responsibilities as President and Chief Executive Officer of the Company; or (iv) a physical change of one hundred miles of more in his principal place of business;

◦
in the case of Mr. Turpin, the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Company which materially affects his or her authority, compensation or ability to perform duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in his Employment Agreement that are not otherwise contemplated by his Employment Agreement; and

◦
in the case of Mr. Dinges, the occurrence, without his express written consent, of any of the following acts: (i) a more than 25% reduction of his base annual salary as in effect on the date of his Employment Agreement or as the same may be increased from time to time, provided such reduction is not warranted and due to either company performance or failure of Mr. Dinges to achieve performance standards or objectives as determined by the President of the Company in his/her sole and absolute discretion and judgment; or (ii) a material reduction in his duties and responsibilities as the Company's Chief Commercial Officer.

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
This summary is not applicable to a holder (i) that is a "financial institution", as defined in the Tax Act for purposes of the mark-to- market rules, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) an interest in which would be a "tax shelter investment" as defined in the Tax Act, (iv) that has made a functional currency reporting election for purposes of the Tax Act or (v) that has entered into a "derivative forward agreement", as defined in the Tax Act, in respect of Common Shares. Such holders should consult their own tax advisors.
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

Holders Not Resident in Canada
The following discussion applies to a holder of Common Shares who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Common Shares in carrying on a business or part of a business in Canada (a "Non-Resident holder"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an "authorized foreign bank" (as defined in the Tax Act).
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
As long as the Common Shares are listed on a designated stock exchange (which currently includes NASDAQ and the TSX) at the time of their disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless (a) at any time during the 60-month period immediately preceding the disposition: (i) the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm's length, or the Non- Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the corporation; and (ii) more than 50% of the fair market value of the shares of the corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" ( as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, any such property whether or not such property exists or (b) our Common Shares are otherwise deemed to be taxable Canadian property to the Non-Resident holder. Under the Tax Proposals, the 25% ownership test will apply to Common Shares owned by one or any combination of the Non-Resident holder, persons with whom the Non-Resident holder does not deal at arm's length, and partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident holder or persons that do not deal at arm's length with the Non-Resident holder.
A Non-Resident holder's capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described below under the heading "Holders Resident in Canada - Disposition of Common Shares".
If the Common Shares were to cease being listed on NASDAQ, the TSX or another "recognized stock exchange" (as defined in the Tax Act), a Non-Resident holder who disposes of Common Shares that are taxable Canadian property may be required to fulfill the requirements of section 116 of the Tax Act, unless the Common Shares are "treaty-protected property" (as defined in the Tax Act) of the disposing Non-Resident holder.
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
This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income under the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

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
Subject to certain limitations, a U.S. Holder will generally be entitled, at the election of the U.S. Holder, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Company. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. For purposes of the foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source income in the "passive category income" basket. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisors concerning the availability of the foreign tax credit in their particular circumstances.
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
The Company believes it was not a PFIC for the 2013 taxable year. However, the fair market value of the Company's assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company's income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2014 taxable year and for any future taxable year. U.S. Holders should consult their tax advisors regarding the Company's PFIC status.
If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), will generally be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to (i) any "excess distributions" (generally, any distributions received by the U.S. Holder on the Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Common Shares) and (ii) any gain realized on the sale or other disposition of the Common Shares.
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
A U.S. Holder that makes a timely and effective QEF election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the adverse PFIC consequences described above with respect to its Common Shares. Rather, a U.S. Holder that makes a timely and effective QEF election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Holder, in each case regardless of which such amounts are actually distributed to the U.S. Holder by the Company. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain.
A U.S. Holder that makes a timely and effective QEF election with respect to the Company generally (a) may receive a tax-free distribution from us to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.
The QEF election is made on a shareholder-by-shareholder basis. Once made, a QEF election will apply to the tax year for which the QEF election is made and to all subsequent tax years, unless the QEF election is invalidated or terminated or the IRS consents to revocation of the QEF election. In addition, if a U.S. Holder makes a QEF election, the QEF election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.
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
In addition, if the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This new filing requirement is in addition to the preexisting reporting requirements described above that apply to a U.S. Holder's interest in a PFIC (which this requirement does not affect).
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
In addition to placing our audited comparative annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this annual report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The Company's annual reports and some of the other information submitted by the Company to the SEC may be accessed through this website. In addition, material filed by the Company can be inspected on the Canadian Securities Administrators' electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes the Company's Management Information Circular for its annual meeting of shareholders to be held on May 9, 2014 furnished to the SEC on Form 6-K, which provides information including directors' and officers' remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2013 and our MD&A relating to these statements included elsewhere in this annual report on Form 20-F. These documents are also accessible on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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

•	The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.

•	Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.

•	Other financial liabilities include trade accounts payable and accrued liabilities and other long-term liabilities.
The carrying values of all of the aforementioned financial instruments, excluding cash and cash equivalents, restricted cash equivalents and warrant liability which are stated at fair value, approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2013, trade accounts receivable for an amount of approximately $1.7 million were with two external customers or partners.
As at December 31, 2013, no trade accounts receivable were past due or impaired.
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
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's Common Shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.03 to $3.23 during the year ended December 31, 2013.
If variations in the market price of our Common Shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at December 31, 2013 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	18,010	2,205	(2,172)
Total impact on net income – increase / (decrease)		2,205	(2,172)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.

If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3779 were to occur, the impact on the Company's net (loss) income for each category of financial instruments held at December 31, 2013 would be as follows:

		Balances denominated in US$
(in thousands)	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	27,452	1,373	(1,373)
Warrant liability	18,010	(901)	900
Total impact on net income – increase / (decrease)		472	(473)

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities
Not applicable.

B.	Warrants and rights
Not applicable.

C.	Other securities
Not applicable.

D.	American depositary shares
Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation pursuant to Rule 13a-15, promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as at December 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2013.
Management's Annual Report on Internal Control over Financial Reporting
The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.
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
Management conducted an evaluation of the effectiveness of the Registrant's internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework: 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Registrant's internal control over financial reporting was effective as at December 31, 2013.
Attestation Report of the Independent Auditors
The effectiveness of the Registrant's internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which is included under "Item 18. – Financial Statements".
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in May 2013, the COSO released an updated Internal Control - Integrated Framework: 2013. The Company currently uses the COSO 1992 original framework and will transition to the updated framework during the transition period which extends to December 15, 2014, after which the 1992 framework will be superseded. Management is currently assessing the impact of this transition and will report any significant changes to the Company's internal controls over financial reporting that may result therefrom.

Item 16A.	Audit Committee Financial Expert
The Board of the Registrant has determined that the Registrant has at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert of the Registrant is Mr. Gérard Limoges, FCPA, FCA, the Audit Committee's Chairman. The Commission has indicated that the designation of Mr. Limoges as the audit committee financial expert of the Registrant does not: (i) make Mr. Limoges an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other members of the Audit committee are Mr. Pierre Lapalme and Mr. José P. Dorais, each of whom, along with Mr. Limoges, is independent, as that term is defined in the NASDAQ listing standards. For a description of their respective education and experience, please refer to "Item 6. – Directors, Senior Management and Employees".

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
(All amounts are in US dollars)
A.    Audit Fees
During the financial years ended December 31, 2013 and 2012, the Registrant's principal accountant, PricewaterhouseCoopers LLP, billed $422,613 and $364,442, respectively, for the audit of the Registrant's annual consolidated financial statements and for services rendered in connection with the Registrant's statutory and regulatory filings.
B.    Audit-related Fees
During the financial years ended December 31, 2013 and 2012, the Registrant's principal accountant, PricewaterhouseCoopers LLP, billed $218,857 and $79,652, respectively, for audit or attest services not required by statute or regulation, for accounting consultations on proposed transactions, for the review of prospectuses and prospectus supplements, including the delivery of customary consent and comfort letters in connection therewith, as well as evaluations of accounting policy decisions.
C.    Tax Fees
During the financial years ended December 31, 2013 and 2012, the Registrant's principal accountant, PricewaterhouseCoopers LLP, billed $36,332 and $52,726, respectively, for services related to tax compliance, tax planning and tax advice.
D.    All Other Fees
During the financial years ended December 31, 2013 and 2012, the Registrant's principal accountant, PricewaterhouseCoopers LLP, billed $8,928 and $Nil, respectively, for services not included in audit fees, audit-related fees and tax fees.

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
For each of the years ended December 31, 2013 and 2012, none of the non-audit services provided by the Registrant's external auditor were approved by the Audit Committee pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services.
F.    Work performed by Full-time, Permanent Employees of Principal Accountant
During the financial year ended on December 31, 2013, only full-time, permanent employees of the Registrant's principal accountant, PricewaterhouseCoopers LLP, performed audit work on the Registrant's financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Changes in Registrant's Certifying Accountant
None.

Item 16G.	Corporate Governance
The Registrant is generally in compliance with the corporate governance requirements of NASDAQ except as described below. The Registrant is not in compliance with the NASDAQ requirement that a quorum for a meeting of the holders of the common stock of the Registrant be no less than 33 1/3% of such outstanding shares. The by-laws of the Registrant provide that a quorum for purposes of any meeting of shareholders of the Registrant consists of at least 10% of the outstanding voting shares. The Registrant benefits from an exemption from NASDAQ from this quorum requirement because the quorum provided for in the by-laws of the Registrant complies with the requirements of the CBCA, the Registrant's governing corporate statute, and with the rules of TSX, the home country exchange on which the Registrant's voting shares are traded. In accordance with applicable current NASDAQ requirements, the Registrant has in the past provided to NASDAQ letters from outside counsel certifying that these practices are not prohibited by the Registrant's home country law.

Item 16H.	Mine Safety Disclosure
None.

PART III

Item 17	Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18.    Financial Statements
The financial statements appear on pages 109 through 158.

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended
December 31, 2013, 2012 and 2011
(presented in thousands of US dollars)

Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.

We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries' 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at December 31,
2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of changes in shareholders' equity (deficiency), comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Aeterna Zentaris Inc.'s and its subsidiaries' internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled "Management's Annual Report on Internal Control over Financial Reporting" appearing on page 105 of the Annual Report on Form 20-F.

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

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Aeterna Zentaris Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

March 20, 2014
Montréal, Québec, Canada

1 CPA auditor, CA, public accountancy permit No. A123498

Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2013	December 31, 2012
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	43,202	39,521
Trade and other receivables (note 8)	1,953	7,993
Inventory (note 9)	—	4,084
Prepaid expenses and other current assets	500	1,703
	45,655	53,301
Restricted cash equivalents (note 10)	865	826
Property, plant and equipment (note 11)	1,351	2,147
Other non-current assets	725	797
Identifiable intangible assets (note 12)	708	1,128
Goodwill (note 13)	9,892	9,466
	59,196	67,665
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 14)	7,242	10,470
Current portion of deferred revenues (notes 5 and 6)	—	5,235
	7,242	15,705
Deferred revenues (notes 5 and 6)	—	34,663
Warrant liability (note 15)	18,010	6,176
Employee future benefits (note 19)	15,407	17,231
Provisions and other non-current liabilities (note 16)	1,473	585
	42,132	74,360
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 17)	134,101	122,791
Other capital	86,107	83,892
Deficit	(203,925)	(213,086)
Accumulated other comprehensive income (loss)	781	(292)
	17,064	(6,695)
	59,196	67,665

Commitments and contingencies (note 25)
Subsequent events (note 29)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	6,815	—	6,815
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	1,073	1,073
Actuarial gain on defined benefit plans (note 19)		—	—	2,346	—	2,346
Comprehensive income		—	—	9,161	1,073	10,234
Share issuance in connection with registered direct and public offerings (note 17)	18,300,000	8,573	—	—	—	8,573
Share issuances in connection with "At-the-Market" drawdowns (note 17)	1,682,721	2,737	—	—	—	2,737
Share-based compensation costs		—	2,215	—	—	2,215
Balance - December 31, 2013	45,312,009	134,101	86,107	(203,925)	781	17,064

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(20,412)	—	(20,412)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(504)	(504)
Actuarial loss on defined benefit plans (note 19)		—	—	(3,705)	—	(3,705)
Comprehensive loss		—	—	(24,117)	(504)	(24,621)
Share issuance in connection with a public offering	6,600,000	11,265	—	—	—	11,265
Share issuances in connection with "At-the-Market" drawdowns, net of transaction costs	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants (note 15)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 17)	25,583	441	(232)	—	—	209
Share-based compensation costs		—	1,797	—	—	1,797
Balance - December 31, 2012	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
_________________________

[1]	Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2011	13,904,986	60,900	81,091	(160,567)	1,001	(17,575)
Net loss		—	—	(27,067)	—	(27,067)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(789)	(789)
Actuarial loss on defined benefit plans (note 19)		—	—	(1,335)	—	(1,335)
Comprehensive loss		—	—	(28,402)	(789)	(29,191)
Issuances pursuant to registered direct offerings, net of transaction costs	3,244,094	35,881	—	—	—	35,881
Issuance pursuant to the exercise of warrants (note 15)	284,545	4,861	—	—	—	4,861
Issuance pursuant to the exercise of stock options (note 17)	26,724	242	(97)	—	—	145
Share-based compensation costs		—	1,333	—	—	1,333
Balance - December 31, 2011	17,460,349	101,884	82,327	(188,969)	212	(4,546)
_________________________

[1]	Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Revenues
Sales	96	834	250
License fees and other (note 5)	6,079	1,219	4,455
	6,175	2,053	4,705
Operating expenses (note 18)
Cost of sales	51	591	212
Research and development costs, net of refundable tax credits and grants	21,284	20,592	24,245
Selling, general and administrative expenses (notes 11 and 12)	12,316	10,606	11,955
	33,651	31,789	36,412
Loss from operations	(27,476)	(29,736)	(31,707)
Finance income (note 20)	1,748	6,974	6,239
Finance costs (note 20)	(1,512)	(382)	(8)
Net finance income	236	6,592	6,231
Loss before income taxes	(27,240)	(23,144)	(25,476)
Income tax expense (note 22)	—	—	(1,104)
Net loss from continuing operations	(27,240)	(23,144)	(26,580)
Net income (loss) from discontinued operations (note 6)	34,055	2,732	(487)
Net income (loss)	6,815	(20,412)	(27,067)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	1,073	(504)	(789)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,346	(3,705)	(1,335)
Comprehensive income (loss)	10,234	(24,621)	(29,191)
Net loss per share (basic and diluted) from continuing operations (note 26)	(0.92)	(1.17)	(1.69)
Net income (loss) (basic and diluted) from discontinued operations (notes 6 and 26)	1.16	0.14	(0.03)
Net income (loss) (basic and diluted) per share	0.24	(1.03)	(1.72)
Weighted average number of shares outstanding (notes 17 and 26):
Basic	29,476,455	19,775,073	15,751,331
Diluted	29,476,455	19,806,687	15,751,331

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(27,240)	(23,144)	(26,580)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 15)	(1,563)	(6,746)	(2,533)
Depreciation, amortization and impairment (notes 11 and 12)	949	1,234	1,690
Share-based compensation costs (note 15)	2,215	1,797	1,333
Gain on held-for-trading financial instrument	—	—	(1,278)
Employee future benefits (note 19)	(172)	335	492
Amortization of deferred revenues (note 5)	(6,046)	(1,077)	(1,284)
Foreign exchange loss (gain) on items denominated in foreign currencies	1,078	614	(1,955)
Gain on disposal of property, plant and equipment	—	—	(26)
Amortization of prepaid expenses and other non-cash items	8,007	5,124	4,207
Changes in operating assets and liabilities (note 21)	(7,359)	(3,818)	3,480
Net cash provided by (used in) operating activities of discontinued operations (note 6)	10,147	(5,134)	(3,789)
Net cash used in operating activities	(19,984)	(30,815)	(26,243)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $2,119 in 2013, $1,665 in 2012 and $1,204 in 2011 (note 17)	23,708	23,619	36,250
Proceeds from the exercise of share purchase warrants (note 15)	—	437	2,222
Proceeds from the exercise of stock options (note 17)	—	209	145
Repayment of long-term payable	—	(57)	(61)
Net cash provided by financing activities	23,708	24,208	38,556
Cash flows from investing activities
Proceeds from the sale of short-term investment	—	—	3,242
Purchase of identifiable intangible assets (note 12 )	—	—	(69)
Purchase of property, plant and equipment (note 11)	(85)	(272)	(736)
Disposals of property, plant and equipment (note 11)	—	—	26
Net cash provided by investing activities of discontinued operations (note 6)	113	—	—
Net cash provided by (used in) investing activities	28	(272)	2,463
Effect of exchange rate changes on cash and cash equivalents	(71)	(481)	107
Net change in cash and cash equivalents	3,681	(7,360)	14,883
Cash and cash equivalents – Beginning of the year	39,521	46,881	31,998
Cash and cash equivalents – End of the year	43,202	39,521	46,881
Cash and cash equivalents components (note 7):
Cash	27,877	15,441	15,112
Cash equivalents	15,325	24,080	31,769
	43,202	39,521	46,881

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. (the "Company") is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development.
Liquidity risk
The Company has a history of operating losses, due largely to significant research and development ("R&D") investment, as well as to the incurrence of substantial selling, general and administrative expenses. The Company has financed its operations through different sources, including the issuance of common shares and the conclusion of strategic alliances with licensee partners and other collaborators. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 23 – Capital disclosures and note 24(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Basking Ridge, New Jersey, in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Quebec City, Canada, G1P 4P5.
The Company's common shares are listed both on the Toronto Stock Exchange and on the NASDAQ Capital Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company effected a consolidation of its issued and outstanding common shares on a six-to-one basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation

(a)	Statement of compliance
The consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
These consolidated financial statements were approved by the Company's Board of Directors on March 20, 2014.
The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 – Critical accounting estimates and judgments.

(b)	Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All intercompany balances and transactions are eliminated on consolidation.

(c)	Foreign currency
The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company's presentation currency.
Assets and liabilities of Group entities are translated from euro ("EUR") balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) within shareholders' equity (deficiency).
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency"), which is the EUR. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in euro are recognized in the consolidated statement of comprehensive income (loss).
Foreign exchange gains and losses that relate to cash and cash equivalents and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive income (loss). All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive income (loss) within operating expenses.

2	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Group entities.
Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
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
Restricted cash equivalents
Restricted cash equivalents are comprised of a bank deposit, related to a long-term operating lease obligation, that cannot be used for current purposes.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
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
Depreciation expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks, technology and other assets. In-process R&D acquired in business combinations are recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the related business combination.
Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive income (loss).
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
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
Share purchase warrants
Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrant agreement, and also upon a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
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
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive income (loss) over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
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
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive income (loss), net of tax, in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive income (loss) in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive income (loss) as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive income (loss) when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
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
As at December 31, 2013 and 2012, the Company held no assets classified as financial assets at FVTPL.
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
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.
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
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities and other non-current liabilities.

(b)	Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive income (loss). Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive income (loss) within finance income or finance costs in the period in which they arise.
Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive income (loss). Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive income (loss) within finance income or finance costs in the period in which they arise.
Other financial liabilities
Financial instruments classified as "Other financial liabilities" are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive income (loss). The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.
Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the share purchase warrants fair value, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity units components in proportion to the allocation of proceeds.
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
Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
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
Royalty revenues
The Company had deferred recognition of proceeds received in December 2008 from Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P. ) ("HRP") relating to the Company's rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. ("Merck Serono") in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization.
The Company recognized the proceeds received from HRP as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the "units-of-revenue" method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement multiplied by the royalty payments due to HRP for the period.
As mentioned in note 6 – Discontinued operations, from April 3, 2013 to October 1, 2013, the Company accelerated the amortization of the remaining deferred revenues, given management's determination that, as of October 1, 2013, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business.
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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
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
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity (deficit) is also recognized directly in other comprehensive income (loss) or directly in equity (deficit). Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
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
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been deferred during any of the periods presented.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development refundable tax credits and grants
The Company's German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a certain rate of eligible base amounts.
Refundable R&D tax credits and grants are accounted for using the cost reduction method. Accordingly, refundable R&D tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the refundable R&D tax credits or grants will be realized.
Discontinued operations
A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive income (loss) and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.
Net income (loss) per share
Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net income (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

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

(a)	Critical accounting estimates and assumptions
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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity (deficiency). Fair value assumptions used are described in notes 15 – Warrant liability and 17 – Share capital.
Identifiable intangible assets and goodwill impairment
The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset useful lives.
Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company's future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges. Additional information is included in note 12 – Identifiable intangible assets.
The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 19 – Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 – Income taxes.

(b)	Critical judgments in applying the Company's accounting policies
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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. Additional information is included in note 5 – Development, commercialization and licensing initiatives.

4	Recent accounting pronouncements
Adopted in 2013
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2013 and have been applied in preparing these consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
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
IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
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
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
The impact of the adoption of these standards and amendments did not have a significant impact on the Company's consolidated financial statements.
Not yet adopted
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets ("IAS 36"), requiring disclosure, in certain instances, of the recoverable amount of an asset or CGU, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and will be applied prospectively. The Company does not expect that these amendments will have a significant impact on the Company's consolidated financial statements.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied on a retrospective basis. The Company does not expect that IFRIC 21 will have a significant impact on the Company's consolidated financial statements.
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. Under the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive income (loss), rather than within profit or loss in the case where the fair value option is taken for financial liabilities. Additionally, IFRS 7, which is effective on adoption of IFRS 9, was amended to include revised guidance related to the derecognition of financial instruments. The Company is currently assessing the impact, if any, that IFRS 9 will have on the Company's consolidated financial statements.

5	Development, commercialization and licensing initiatives
Licensing revenues
On March 8, 2011, the Company had entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18, Revenue ("IAS 18"), and recognized deferred revenue, which was being amortized on a straight-line basis through the estimated end of the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM"), which was assumed to be the estimated expiry date of the applicable valid patent considering a five-year extension, or until July 2018.
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, the Company determined that it no longer had significant obligations under the agreement with Yakult to continue with the development of perifosine. Accordingly, the Company recognized, in March 2013, the remaining amount of deferred revenue of $5,860,000 related to the above licensing agreement within License fees and other in the consolidated statement of comprehensive income (loss).
Co-development and revenue sharing agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed has agreed to assist the Company in the clinical development program for zoptarelin doxorubicin (the "Product") for the purpose of maximizing the commercialization potential of the Product with the ultimate aim of selling or licensing the Product. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a clinical Phase 3 trial of the Product in endometrial cancer, pursuant to which Ergomed will provide clinical development services with respect to the co-development initiative referred to above.
Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs up to a maximum of $10,000,000. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of the Product-related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by us for zoptarelin doxorubicin in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes the costs associated with the CDRSA and MSA on a discounted basis and as services are rendered by Ergomed, as R&D costs in the consolidated statement of comprehensive income (loss). During the year ended December 31, 2013, the Company expensed a total of $3,560,000 pursuant to the CDRSA and MSA.

6	Discontinued operations
On April 3, 2013 (the "Effective Date"), the Company entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. Also per the TSA, the Company has agreed to provide certain transition services to Merck Serono over a period of 36 months from the Effective Date in order to assist Merck Serono in managing overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business").
Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), the Company was obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions.
Per the TSA, the Company received a non-refundable, one-time payment of €2,500,000 (approximately $3,300,000) in consideration for the transfer of the manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Closing Date, of certain assets and equipment (see note 9 – Inventory and note 11 – Property, plant and equipment) used solely for the manufacture of Cetrotide®.
The Company has agreed to provide the aforementioned transition services in exchange for a monthly service fee, which is payable by Merck Serono. The related transition services revenues are recognized as License fees and other within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss) as the transition services are provided over the corresponding term of the transition services contract.
Impact of the TSA on previously deferred revenues
In 2008, the Company had monetized its royalty stream related to Cetrotide® via a transaction with HRP, which resulted, among other elements, in the payment by HRP to the Company of $52,500,000, less certain transaction costs, in exchange for the Company's rights to royalties on future net sales of Cetrotide® generated by Merck Serono. The Company had initially recorded the proceeds received from HRP as deferred revenue due to the Company's significant continuing involvement with the Cetrotide® Business. Since then, the Company has amortized the deferred revenue into income (as Sales and royalties within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss)) over the life of the underlying license agreement, based on the "units-of-revenue" method. Under that method, periodic royalty revenues were calculated by multiplying the ratio of the unamortized deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement by the royalty payments due to HRP for the period.
Management has determined that, as of the Closing Date, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business, as discussed above. As such, commencing on the Effective Date, the Company accelerated the amortization of the remaining deferred revenues of approximately $31,875,000 over the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues were fully amortized through the end of the Interim Period and were recorded as Sales and royalties within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss).

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Presentation of Cetrotide® Business subsequent to the Closing Date
In accordance with the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the consolidated statements of comprehensive income (loss) and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.
Components of the Company's net income (loss) from discontinued operations are summarized below.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Revenues*
Sales and royalties	63,755	30,704	31,056
License fees and other	4,589	908	292
	68,344	31,612	31,348
Operating expenses
Cost of sales	30,002	26,229	27,348
Research and development costs, net of tax credits and grants	8	12	272
Selling, general and administrative expenses	4,279	2,639	4,215
	34,289	28,880	31,835
Net income (loss) from discontinued operations	34,055	2,732	(487)
Components of operating expenses presented as discontinued include the following:
Subcontractor fees	24,930	25,515	25,667
Raw material purchases	579	1,189	1,849
Change in inventory	4,173	(560)	(261)
Impairment of equipment	268	—	—
Depreciation of equipment	52	85	93
Cost of sales	30,002	26,229	27,348
Goods and services**	2,987	2,651	3,394
Royalty and patent expenses related to onerous contracts	1,300	—	—
Impairment of intangible asset	—	—	1,093
	34,289	28,880	31,835
_________________________

*
In addition to recurring sales of Cetrotide®, the revenues presented above include the aforementioned non-refundable, one-time payment of €2,500,000 (approximately $3,300,000), as well as royalty revenues of $33,631,000 in 2013 ($4,175,000 in 2012 and $4,556,000 in 2011), which represent the amortization of proceeds received in connection with the Company's transaction with HRP.

**	Goods and services include royalty expenses, professional fees, marketing services, insurance, travel and representation costs.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The selling, general and administrative expenses presented above for the year ended December 31, 2013 also include the initial recognition of a provision for certain non-cancellable contracts related to the Cetrotide® Business that were deemed onerous due to the fact that management expects no economic benefits to flow to the Company following the transfer of the Cetrotide® Business on the Closing Date. The provisions for onerous contracts total $1,300,000 and represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide®. The estimate may vary as a result of changes in estimated future royalty and patent costs. The unexpired term of these contracts is nine years as at December 31, 2013. See also note 16 – Provisions and other non-current liabilities.
Components of the Company's net cash provided by (used in) operating activities of discontinued operations are summarized below.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Net income (loss) from discontinued operations	34,055	2,732	(487)
Items not affecting cash and cash equivalents:
Provision for onerous contracts	1,300	—	—
Depreciation, amortization and impairment	320	85	1,186
Amortization of deferred revenues	(33,631)	(4,175)	(4,556)
Changes in operating assets and liabilities:
Trade and other receivables	6,212	(2,397)	(646)
Inventory	4,061	(1,230)	518
Prepaid expenses and other current assets	882	(760)	28
Payables and accrued liabilities	(2,996)	611	168
Provisions and other non-current liabilities	(56)	—	—
Net cash provided by (used in) operating activities of discontinued operations	10,147	(5,134)	(3,789)

7	Cash and cash equivalents

	As at December 31,
	2013	2012
	$	$
Cash on hand and balances with banks	27,877	15,441
Interest-bearing deposits with maturities of three months or less	15,325	24,080
	43,202	39,521

8	Trade and other receivables

	As at December 31,
	2013	2012
	$	$
Trade accounts receivable	1,709	7,323
Value added tax	2	428
Other	242	242
	1,953	7,993

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Inventory

	As at December 31,
	2013	2012
	$	$
Raw materials	—	1,691
Work in progress	—	1,931
Finished goods	—	462
	—	4,084
In connection with the transfer of the Cetrotide® Business (see note 6 – Discontinued operations) on October 1, 2013, the Company sold €2,189,800 (approximately $2,959,000) of raw materials, half-finished and finished goods to Merck Serono.

10	Restricted cash equivalents
In support of the Company's long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $865,000 ($826,000 in 2012) to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement (note 25 – Commitments and contingencies) has not expired and therefore cannot be utilized for current purposes as at December 31, 2013.

11	Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2012	9,197	1,502	1,724	1,125	13,548
Additions	180	87	5	—	272
Disposals / Retirements	(79)	—	(3)	—	(82)
Impact of foreign exchange rate changes	146	26	28	19	219
At December 31, 2012	9,444	1,615	1,754	1,144	13,957
Additions	44	15	26	—	85
Disposals / Retirements	(853)	(452)	(8)	—	(1,313)
Impact of foreign exchange rate changes	419	59	80	52	610
At December 31, 2013	9,054	1,237	1,852	1,196	13,339

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2012	7,126	1,478	1,664	768	11,036
Disposals / Retirements	(79)	—	(3)	—	(82)
Recurring depreciation expense	564	8	34	57	663
Impact of foreign exchange rate changes	128	25	26	14	193
At December 31, 2012	7,739	1,511	1,721	839	11,810
Disposals / Retirements	(822)	(352)	(8)	—	(1,182)
Impairment loss*	268	—	—	—	268
Recurring depreciation expense	461	6	30	50	547
Impact of foreign exchange rate changes	370	57	78	40	545
At December 31, 2013	8,016	1,222	1,821	929	11,988
_________________________
* Related to equipment transferred to Merck Serono pursuant to the TSA (see note 6 – Discontinued operations).

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2012	1,705	104	33	305	2,147
At December 31, 2013	1,038	15	31	267	1,351

Depreciation of $495,000 ($578,000 in 2012) is presented in the consolidated statement of comprehensive income (loss) as follows: $480,000 ($555,000 in 2012) in net R&D costs and $15,000 ($23,000 in 2012) in selling, general and administrative expenses. See also note 6 – Discontinued operations for depreciation expense related to discontinued operations.

12	Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Year ended December 31, 2013			Year ended December 31, 2012
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	38,172	(37,044)	1,128	37,982	(36,213)	1,769
Retirement	—	—	—	(431)	431	—
Impairment loss*	—	—	—	—	(184)	(184)
Recurring amortization expense*	—	(454)	(454)	—	(472)	(472)
Impact of foreign exchange rate changes	1,718	(1,684)	34	621	(606)	15
Balances – End of the year	39,890	(39,182)	708	38,172	(37,044)	1,128
_________________________
* Recorded as R&D costs in the consolidated statements of comprehensive income (loss).

During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company's Cetrotide® asset. The impairment loss was recognized predominantly to take into account management's lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market. Management determined that the recoverable amount of Cetrotide®, was equivalent to the asset's value in use, as defined by IAS 36. Value in use was determined by applying a discount rate of 20% (a pre-tax rate that reflected both current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates had not been adjusted) to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. Management had projected cash flows over a period of 11 years, through the end of the expected life of Cetrotide® and used an average growth rate of 1.7 % for the first six years and an average growth rate of -9.7% for years seven through 11 to extrapolate cash flow projections. More specifically, the discount rate represented an estimate of a reasonable return that would be expected by an investor in an arm's length monetization transaction in respect of future Cetrotide®-derived cash flows. Following management's analyses, which demonstrated that the remaining carrying value of Cetrotide® was no longer recoverable, an impairment charge of approximately $1,093,000, was recorded as additional amortization expense, which in turn was included within selling expenses in the consolidated statement of comprehensive income (loss). See also note 6 – Discontinued operations.

13	Goodwill
Goodwill has not been allocated to any specific CGU of the Group.
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balance as at January 1, 2012	9,313	—	9,313
Impact of foreign exchange rate changes	153	—	153
Balance as at December 31, 2012	9,466	—	9,466
Impact of foreign exchange rate changes	426	—	426
Balance as at December 31, 2013	9,892	—	9,892

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14    Payables and accrued liabilities

	As at December 31,
	2013	2012
	$	$
Trade accounts payable	4,802	6,671
Salaries, employment taxes and benefits	402	707
Accrued R&D costs	666	1,530
Accrued Cetrotide® services and deliveries	—	434
Current portion of provisions (note 16)	441	94
Other accrued liabilities	931	1,034
	7,242	10,470
15    Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Balance – Beginning of the year	6,176	9,204	14,367
Share purchase warrants issued during the year (note 17)	13,397	4,100	—
Share purchase warrants exercised during the year	—	(382)	(2,638)
Change in fair value of share purchase warrants	(1,563)	(6,746)	(2,533)
Impact of foreign exchange rate changes	—	—	8
	18,010	6,176	9,204
Less: current portion	—	—	(42)
Balance – End of the year	18,010	6,176	9,162

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2013			2012		2011
	Number	Weighted average exercise price (US$)		Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	4,407,410	5.14		1,511,179	8.62	2,153,872	9.17
Issued	15,700,000	1.55	*	2,970,000	3.45	—	—
Exercised	—	—		(52,383)	8.24	(284,545)	7.81
Expired	—	—		(21,386)	9.00	(358,148)	12.59
Balance – End of the year	20,107,410	2.34		4,407,410	5.14	1,511,179	8.62
_________________________

*
As discussed in note 17 – Share capital, in connection with the public offering closed on November 25, 2013, 13,100,000 share purchase warrants were issued with an original exercise price of $1.60 per share, subject to adjustment. The above weighted average exercise price reflects an adjusted exercise price of $1.49 per share following a dilutive issuance of shares on December 31, 2013. See also note 29 – Subsequent events.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2013:

	Warrants outstanding
Exercise price	Number	Weighted average remaining contractual life (years)
1.49	13,100,000	4.90
1.85	2,600,000	4.58
3.45	2,970,000	3.80
7.50	122,221	0.81
8.24	530,424	1.47
9.00	740,737	1.80
10.29	44,028	1.46
	20,107,410	4.45

	Warrants currently exercisable
Exercise price	Number	Weighted average remaining contractual life (years)
1.49	13,100,000	4.90
3.45	2,970,000	3.80
7.50	122,221	0.81
8.24	530,424	1.47
9.00	740,737	1.80
10.29	44,028	1.46
	17,507,410	4.43
The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2013.

		October 2009 Investor Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants	October 2012 Investor Warrants	July 2013 Warrants	November 2013 Warrants
Number of equivalent shares		122,221	740,737	530,424	44,028	2,970,000	2,600,000	13,100,000
Market-value per share price		1.38	1.38	1.38	1.38	1.38	1.38	1.38
Exercise price		7.50	9.00	8.24	10.29	3.45	1.85	1.49	*
Risk-free annual interest rate	(a)	0.13%	0.33%	0.25%	0.24%	1.16%	1.54%	1.69%
Expected volatility	(b)	68.03%	112.70%	80.81%	81.05%	94.05%	100.97%	101.93%
Expected life (years)	(c)	0.81	1.80	1.47	1.46	3.80	4.58	4.90
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
* Subject to adjustment (see note 17 – Share capital and note 29 – Subsequent events).

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 24 – Financial instruments and financial risk management.

16	Provisions and other non-current liabilities

	As at December 31,
	2013	2012
	$	$
Onerous contract provisions (see below)	1,291	436
Other	182	149
	1,473	585
Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
Balance at January 1, 2013	—	530	530
Additional provision recognized	1,300	—	1,300
Utilization of provision	(56)	(97)	(153)
Unwinding of discount and effect of change in the discount rate	52	3	55
Balance at December 31, 2013	1,296	436	1,732
Less: current portion	(342)	(99)	(441)
	954	337	1,291
_________________________

*	Recorded following the transfer of the Cetrotide® Business, as discussed in note 6 – Discontinued operations.

**
Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease, net of estimated future sub-lease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sub-lease arrangement. The remaining term of the lease is four years as at December 31, 2013.

17	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Common shares issued in connection with "At-the-Market" ("ATM") drawdowns - May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between May 22, 2013 and December 31, 2013, the Company issued a total of 1,682,721 common shares under the May 2013 ATM Program at an average price of $1.76 per share, resulting in aggregate gross proceeds of $2,961,532, less cash transaction costs of $88,849 and previously deferred transaction costs of $136,000. See also note 29 – Subsequent events.
Registered direct offering
On July 30, 2013, the Company completed a registered direct offering (the "July 2013 Offering") of 5,200,000 units, at a purchase price of $1.50 per unit, with each unit consisting of one common share and 0.5 of a warrant to purchase a common share. The related warrants (the "July 2013 Warrants") represent the right to acquire an aggregate of 2,600,000 common shares, as discussed below.
Total cash proceeds raised through the July 2013 Offering amounted to $7,800,000, less cash transaction costs of approximately $747,000 and previously deferred transaction costs of $21,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated July 25, 2013.
The Company issued the July 2013 Warrants to the investors who participated in the July 2013 Offering at an exercise price of $1.85 per share. These warrants are exercisable at any time after January 30, 2014, will expire five years from their date of issuance and, upon complete exercise, would result in the issuance of an aggregate of 2,600,000 common shares that would generate additional proceeds to the Company of $4,810,000.
The Company estimated the fair value attributable to the 2,600,000 July 2013 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.37%, an expected volatility of 105.03%, an expected life of five years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $2,670,000.
The total gross proceeds of the July 2013 Offering were allocated as follows: $2,670,000 was allocated to the Warrant liability, and the balance of $5,130,000, representing $0.99 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $253,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), and $515,000 was allocated to Share capital.
Public offering
On November 25, 2013, the Company completed a public offering (the "November 2013 Offering") of 13,100,000 units, at a purchase price of $1.15 per unit, with each unit consisting of one common share and one warrant to purchase a common share. The related warrants (the "November 2013 Warrants") represent the right to acquire an aggregate of 13,100,000 common shares, as discussed below.
Total cash proceeds raised through the November 2013 Offering amounted to $15,065,000, less cash transaction costs of approximately $1,283,000 and previously deferred transaction costs of $9,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated November 20, 2013.
The Company issued the November 2013 Warrants to the investors who participated in the November 2013 Offering at an exercise price of $1.60 per share, which is subject to certain anti-dilution provisions (see also note 29 – Subsequent events). These warrants are exercisable at any time during their five-year term and, upon complete exercise, would result

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

in the issuance of an aggregate of 13,100,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the 13,100,000 November 2013 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.36%, an expected volatility of 103.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $10,727,000.
Total gross proceeds of the November 2013 Offering were allocated as follows: $10,727,000 was allocated to the Warrant liability, and the balance of $4,338,000 representing $0.33 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $912,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), and an amount of $380,000 was allocated to Share capital.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share to be issued. The Rights Plan was most recently re-confirmed and approved by the Company's shareholders at its annual meeting of shareholders held on May 8, 2013.
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
Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, 778,780 of the options granted in 2012 vest over a period of 18 months.
The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2013		2012		2011
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	727,875	12.71	1,031,328	14.99	1,093,047	15.32
Granted	—	—	—	—	2,500	11.58
Exercised*	—	—	(25,582)	8.51	(26,724)	5.33
Forfeited	(9,932)	12.61	(57,437)	15.07	(7,777)	9.24
Expired	(65,164)	10.77	(220,434)	23.22	(29,718)	37.08
Balance – End of the year	652,779	12.91	727,875	12.71	1,031,328	14.99
_________________________

*	The weighted average share price at time of exercise was CAN$11.25 for the year ended December 31, 2012 (CAN$11.68 for the year ended December 31, 2011).

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2013		2012		2011
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	1,328,492	4.27	287,950	11.59	48,886	16.98
Granted*	630,000	1.56	1,060,445	2.40	239,064	10.49
Forfeited	(198,698)	3.37	(19,903)	10.44	—	—
Balance – End of the year	1,759,794	3.40	1,328,492	4.27	287,950	11.59
_________________________
* In addition to the stock options granted to employees, the Company granted during the year 2012, 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options were to vest upon the achievement of a certain strategic alliance transaction, which did not occur. Of the 66,666 stock options, 33,333 vested upon signature of the service agreement, and the remainder vested 90 days later. Both grants described herein were forfeited during the year 2013 upon termination of the service agreements.

	CAN$ options outstanding as at December 31, 2013
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
3.30 to 4.80	101,722	4.90	3.59
4.81 to 7.02	167,295	5.94	5.70
7.03 to 9.78	160,588	6.07	8.99
9.79 to 21.21	99,992	3.11	15.72
21.22 to 53.28	123,182	1.52	33.22
	652,779	4.54	12.91

	CAN$ options exercisable as at December 31, 2013
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
3.30 to 4.80	101,722	4.90	3.59
4.81 to 7.02	167,295	5.94	5.70
7.03 to 9.78	160,588	6.07	8.99
9.79 to 21.21	99,159	3.07	15.76
21.22 to 53.28	123,182	1.52	33.22
	651,946	4.54	12.91

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	US$ options outstanding as at December 31, 2013
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.12 to 2.15	630,000	9.58	1.56
2.16 to 2.92	756,580	8.93	2.17
2.93 to 10.17	122,499	5.82	3.48
10.18 to 10.68	201,829	7.93	10.44
10.69 to 23.76	48,886	3.57	16.98
	1,759,794	8.68	3.40

	US$ options exercisable as at December 31, 2013
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
2.40 to 2.92	504,390	8.93	2.17
2.93 to 10.17	88,058	4.83	3.46
10.18 to 10.68	159,614	7.93	10.44
10.69 to 23.76	48,886	3.57	16.98
	800,948	7.95	4.86

As at December 31, 2013, the total compensation cost related to unvested Canadian Dollar stock options not yet recognized amounted to nil ($22,766 in 2012).
As at December 31, 2013, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $533,206 ($1,660,787 in 2012). This amount is expected to be recognized over a weighted average period of 1.15 years (1.00 year in 2012).
The Company settles stock options exercised through the issuance of common shares from treasury.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value input assumptions for Canadian dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Year ended December 31,
		2011
Expected dividend yield	(a)	0.0%
Expected volatility	(b)	81.0%
Risk-free annual interest rate	(c)	1.8%
Expected life (years)	(d)	6.82
Weighted average share price		CAN$11.58
Weighted average exercise price		CAN$11.58
Weighted average grant date fair value		CAN$8.43
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on Canadian Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2013	2012
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	98.1%	95.4%
Risk-free annual interest rate	(c)	1.46%	0.98%
Expected life (years)	(d)	6.63	6.77
Weighted average share price		US$1.56	US$2.40
Weighted average exercise price		US$1.56	US$2.40
Weighted average grant date fair value		US$1.26	US$1.93
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 24 – Financial instruments and financial risk management.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Operating expenses
Components of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Subcontractor fees	51	—	—
Raw material purchases	—	591	212
Cost of sales	51	591	212
Salaries, employment taxes and short-term benefits	10,235	10,827	12,716
Post-employment benefits	684	1,032	1,177
Termination benefits	1,445	189	182
Share-based compensation costs	2,367	1,455	1,333
Total employee benefits expenses	14,731	13,503	15,408
Goods and services(1)	15,954	14,663	17,033
Leasing costs, net of sublease payments of $226,000 in 2013, $226,000 in 2012 and $179,000 in 2011(2)	1,879	1,751	2,153
Refundable tax credits and grants	(517)	(868)	(383)
Share-based compensation costs related to collaborators	(148)	342	—
Transaction costs related to share purchase warrants	1,165	370	—
Depreciation and amortization	949	1,050	1,378
Impairment losses	—	184	312
Operating foreign exchange (gains) losses	(413)	203	299
	18,869	17,695	20,792
	33,651	31,789	36,412
_________________________

(1)	Goods and services include third-party R&D costs, laboratory supplies, professional fees, marketing services, insurance and travel expenses.

(2)	Leasing costs also include changes in the onerous lease provision (note 16 – Provisions and other non-current liabilities), other than attributable to the unwinding of the discount.

19	Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the members' length of service and on their base salary in the final years leading up to retirement. Current pensions vary in accordance to applicable statutory requirements, which foresee an adjustment, every three years on an individual basis, that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table presents the changes in the aforementioned plans' accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Balance – Beginning of year	16,062	11,769	10,492	1,169	1,111	1,041
Current service cost	219	139	185	57	134	206
Interest cost	421	491	555	31	46	54
Actuarial (gain) loss arising from changes in financial assumptions	(2,346)	3,705	1,335	(258)	79	46
Benefits paid	(357)	(337)	(354)	(274)	(219)	(196)
Impact of foreign exchange rate changes	647	295	(444)	37	18	(40)
Balance – End of year	14,646	16,062	11,769	762	1,169	1,111
Amounts recognized:
In comprehensive income (loss)	(640)	(630)	(740)	170	(259)	(306)
In other comprehensive income(loss)	1,699	(4,000)	(891)	(37)	(18)	40
The cumulative amount of actuarial losses recognized in other comprehensive income (loss) as at December 31, 2013 is approximately $2,503,000 (cumulative actuarial losses of approximately $4,849,000 as at December 31, 2012 and approximately $1,144,000 as at December 31, 2011).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%
Discount rate	3.37	2.60	4.20	3.37	2.60	4.20
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	2013	2012
Retiring at the end of the reporting period:
Male	19	19
Female	23	23
Retiring 20 years after the end of the reporting period:
Male	22	22
Female	26	26

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2013. The next actuarial reports are planned for December 31, 2014.
The calculation of the pension benefit obligation is sensitive to the discount rate assumption set out above. From December 31, 2011 to December 31, 2013, management determined that the discount rate assumption should be adjusted as a result of relevant changes in the European economic environment.
Given recent developments in the European economic environment, an increase of 0.25% in the discount rate shown above is considered reasonably possible over the next financial year. Were such a fluctuation to occur, the effect of this change on the pension benefit obligation presented as at December 31, 2013 would be a decrease of approximately $550,000.
In accordance with the assumptions used as at December 31, 2013, undiscounted defined pension benefits expected to be paid are as follows:

$
2014	531
2015	574
2016	603
2017	618
2018	641
Over five years	26,654
29,621
The weighted average duration of the defined benefit obligation is 16.4 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $228,771 for the year ended December 31, 2013 ($331,287 for 2012 and $312,984 for 2011).

20	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Finance income
Gains due to changes in foreign currency exchange rates	—	—	2,197
Change in fair value of warrant liability	1,563	6,746	2,533
Interest income	185	228	223
Gain on held-for-trading financial instrument	—	—	1,278
	1,748	6,974	6,231
Finance costs
Losses due to changes in foreign currency exchange rates	(1,512)	(382)	—
	(1,512)	(382)	—
	236	6,592	6,231

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2013	2012	2011
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(3)	2,780	(2,686)
Inventory	112	670	(779)
Prepaid expenses and other current assets	(6,454)	(4,154)	(4,096)
Other non-current assets	(124)	(364)	(456)
Payables and accrued liabilities	(900)	(2,447)	2,802
Provisions and other non-current liabilities	10	(49)	(24)
Deferred revenues	—	—	8,614
Income taxes	—	(254)	105
	(7,359)	(3,818)	3,480

During the year ended December 31, 2012, the Company paid approximately $259,000 in income taxes ($841,000 in 2011) in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement entered into with Yakult, as discussed in note 5 – Development, commercialization and license initiatives.

22	Income taxes
Significant components of current and deferred income tax expense:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Current tax expense	—	—	(1,104)
Deferred tax:
Origination and reversal of temporary differences	(4,253)	7,282	9,017
Change in enacted tax rates	—	—	(104)
Adjustments in respect of prior years	418	44	3,428
Change in unrecognized tax assets	3,835	(7,326)	(12,341)
Income tax expense	—	—	(1,104)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2013	2012	2011
Combined Canadian federal and provincial statutory income tax rate	26.9%	26.9%	28.4%

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	(1,833)	5,494	7,290
Change in unrecognized tax assets	3,835	(7,326)	(12,341)
Permanent difference attributable to the use of local currency for tax reporting	(892)	14	378
Permanent difference attributable to net change in fair value of warrant liability	(217)	1,182	661
Share-based compensation costs	(596)	(421)	(441)
Difference in statutory income tax rate of foreign subsidiaries	(809)	997	893
Permanent difference attributable to unrealized foreign exchange gain/loss	131	(22)	(32)
Change in enacted rates used	—	—	(104)
Foreign witholding tax	—	—	(1,104)
Adjustments in respect of prior years	418	44	3,428
Other	(37)	38	268
	—	—	(1,104)

The decrease in the applicable tax rates presented above results from the reduction of the Canadian federal income tax rate from 16.5% in 2011 to 15.0% in 2012.
Income tax expense of $1,104,000 for the year ended December 31, 2011 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to the licensing agreement entered into with Yakult (note 5 – Development, commercialization and licensing initiatives).
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Loss before income taxes
Loss before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Germany	(19,784)	(23,690)	(24,759)
Canada	(7,639)	322	(290)
United States	183	224	(427)
	(27,240)	(23,144)	(25,476)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities:

	As at December 31,
	2013	2012
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	2,465	840
Intangible assets	10,080	—
	12,545	840
Deferred tax liabilities
Current:
Deferred revenues	1,262	—
	1,262	—
Non-current:
Property, plant and equipment	50	160
Deferred revenues	10,157	—
Warrant liability	1,076	626
Other	—	54
	11,283	840
	12,545	840
Deferred tax assets (liabilities), net	—	—

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,
	2013	2012
	$	$
Deferred tax assets
Current:
Onerous contract provisions	87	—
Inventory	—	9
Deferred revenues	—	464
	87	473
Non-current:
Operating losses carried forward	59,813	49,453
Research and development costs	11,988	12,642
Unused tax credits	10,386	10,904
Employee future benefits	2,135	2,772
Property, plant and equipment	1,260	1,376
Share issue expenses	712	867
Onerous contract provisions	435	159
Intangible assets	248	12,271
Deferred revenues	—	182
Other	—	145
	86,977	90,771
Unrecognized deferred tax assets	87,064	91,244
As at December 31, 2013, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2015	512	—
2028	10,481	4,677
2029	6,234	6,211
2030	5,341	5,322
2031	2,281	2,261
2032	5,531	5,531
2033	5,297	5,297
	35,677	29,299

The Company has estimated non-refundable research and development tax credits of approximately $10,386,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2033. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The losses amount to approximately $161,839,000 in Germany, for which there is no expiry date and to $550,186 in the United States, which expire as follows:

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

United States
$
2028	372
2029	178
550

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.
Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over five years.

23	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity (deficiency), with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity by non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 17 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24	Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2013 and December 31, 2012 are presented below.

December 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	43,202	—	—	43,202
Trade and other receivables (note 8)	1,899	—	—	1,899
Restricted cash equivalents (note 10)	865	—	—	865
Payables and accrued liabilities (note 14)	—	—	(6,687)	(6,687)
Warrant liability (note 15)	—	(18,010)	—	(18,010)
Other non-current liabilities (note 16)	—	—	(140)	(140)
	45,966	(18,010)	(6,827)	21,129

December 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	39,521	—	—	39,521
Trade and other receivables (note 8)	7,565	—	—	7,565
Restricted cash equivalents (note 10)	826	—	—	826
Payables and accrued liabilities (note 14)	—	—	(10,282)	(10,282)
Warrant liability (note 15)	—	(6,176)	—	(6,176)
Other non-current liabilities (note 16)	—	—	(149)	(149)
	47,912	(6,176)	(10,431)	31,305
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
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
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2013, trade accounts receivable for an amount of approximately $1,675,000 were with one customer.
As at December 31, 2013, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond December 31, 2014 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms which are acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.03 to $3.23 during the year ended December 31, 2013.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at December 31, 2013 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	18,010	2,205	(2,172)
Total impact on net income – increase / (decrease)		2,205	(2,172)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3779 were to occur, the impact on the Company's net (loss) income for each category of financial instruments held at December 31, 2013 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	27,452	1,373	(1,373)
Warrant liability	18,010	(901)	900
Total impact on net income – increase / (decrease)		472	(473)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

25	Commitments and contingencies
The Company is committed to various operating leases for its premises. Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2013 are as follows:

	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,795	(226)	640
1 - 3 years	2,562	(451)	559
4 - 5 years	515	(244)	—
More than 5 years	—	—	—
Total	4,872	(921)	1,199

The Company has a leasing arrangement in Germany under which it rents laboratory, storage and office space. The original term of the lease covers a period of ten years (and expires in March 2016),  and the lease is automatically renewable for two further five-year periods if not terminated otherwise by the Company within 12 months prior to original expiry. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the consumer price index for Germany if that change is more than 5% on an cumulative basis. The terms of the lease arrangement for the ten year-period following automatic renewal would be the same as per the original agreement.
As discussed in note 10 – Restricted cash equivalents, the Company transferred approximately $865,000 to a restricted cash account in support of the aforementioned lease arrangement.
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
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2013 or 2012.
Class Action Lawsuit
On May 29, 2013, the previously disclosed purported class action lawsuit filed against the Company and certain of its officers (the "Defendants") in the United States District Court for the Southern District of New York was entirely dismissed with prejudice and without leave to amend. No payment was made by any of the Defendants to the plaintiff or his counsel in connection with the lawsuit. The plaintiff had 30 days from the docketing of the final judgment to file a notice of appeal, which was not done.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26	Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Net loss from continuing operations	(27,240)	(23,144)	(25,476)
Net income (loss) from discontinued operations	34,055	2,732	(487)
Net income (loss)	6,815	(20,412)	(25,963)
Basic weighted average number of shares outstanding	29,476,455	19,775,073	15,751,331
Dilutive effect of stock options	—	31,614	190,625
Dilutive effect of share purchase warrants	—	—	282,903
Diluted weighted average number of shares outstanding	29,476,455	19,806,687	16,224,859
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,115,453	1,183,388	613,644
Warrants (number of equivalent shares)	7,141,879	1,803,730	—

For the years ended December 31, 2012 and 2011, the diluted net income (loss) per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net income (loss) per share for these periods was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as registered direct and public offerings and ATM drawdowns, which resulted in the issuance of a total of 19,982,721 (see note 17 – Share capital), 7,790,973 and 3,244,094 common shares during the years ended December 31, 2013, 2012 and 2011, respectively. See also note 29 – Subsequent events.

27	Compensation of key management
Compensation awarded to key management* included:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Salaries and short-term employee benefits	2,280	2,354	2,886
Post-employment benefits	58	957	684
Termination benefits	1,438	—	—
Share-based compensation costs	1,795	941	936
	5,571	4,252	4,506
_________________________
* Key management includes the Company's directors and members of the executive management team.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On April 15, 2013, the Company appointed a new President and Chief Executive Officer ("CEO"), who also was appointed to the Company's Board of Directors. In accordance with his employment agreement, the Company's new President and CEO was granted, as a retention bonus, 375,000 share appreciation rights ("SARs"), pursuant to which he will be entitled to receive a future cash payment if he remains employed through a certain date. The retention bonus will be based on the increase in the Company's share price from $1.98 over a specified period of time. 175,000 SARs will vest on December 31, 2014, and the remaining 200,000 SARs will vest on December 31, 2015.
The Company's former President and CEO received, upon termination of his employment, benefits of approximately $1,438,000. Additionally, the Company's former President and CEO was permitted to retain all of his stock options, which, pursuant to IFRS 2, Share-based Payment, constitutes a modification to the terms of the existing stock options granted in a share-based payment transaction, by allowing such stock options to expire at the original expiry date, based on the original date of grant, despite the termination of employment. As a result of this modification, an amount of $682,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options, measured by comparing the stock options immediately before and immediately after the modification date, was recognized within selling, general and administrative expenses in the consolidated statement of comprehensive income (loss).
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control.  Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.
In addition to payments made to members of our key management team, during the year ended December 31, 2013, the Company paid $76,800 in professional fees to one of the members of the Company's Board of Directors for special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

28	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
The Company is domiciled in Canada and derives all of its revenues from its operating subsidiaries domiciled in Germany.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
United States	33,640	5,158	5,492
Switzerland	34,081	24,406	24,977
Japan	6,586	4,062	5,472
Other	212	39	112
	74,519	33,665	36,053
Amounts presented:
Within discontinued operations	68,344	31,612	31,348
Within continuing operations	6,175	2,053	4,705
	74,519	33,665	36,053
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or partners.
Non-current assets* by geographical area are detailed as follows:

	As at December 31,
	2013	2012
	$	$
Germany	11,928	12,713
United States	16	2
Canada	7	26
	11,951	12,741
_________________________
* Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.

Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Company 1*	34,081	24,406	24,977
Company 2*	33,640	4,175	4,556
Company 3	5,952	1,040	3,657
_________________________
* Related to the Cetrotide® Business (see note 6 – Discontinued operations).

29	Subsequent events
On January 14, 2014, the Company completed a public offering of 11,000,000 units, generating net proceeds of approximately $12,200,000, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of $1.20 per unit (the "January 2014 Offering"). Each warrant is exercisable for a period of five years at an exercise price of US$1.25 per share, subject to certain anti-dilution provisions. In connection with the January 2014 Offering, the holders of warrants issued in the November 2013 Offering have agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and have agreed

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

that the exercise price of such warrants following the closing of the January 2014 Offering will be adjusted from their original exercise price of $1.60 per share to an exercise price equal to $1.25 per share. For holders of the warrants issued in the November 2013 Offering who did not participate in the January 2014 Offering, the exercise price of the corresponding November 2013 Warrants held by the sole non-participating holder was further reduced by $0.05 per share.
Between January 1, 2014 and March 20, 2014, the Company issued a total of 201,960 common shares under the May 2013 ATM Program for aggregate gross proceeds of $288,114.
See also note 17 – Share capital.

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
1.3
Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant's annual report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 21, 2013)

2.1
Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada dated as at March 29, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant's report on Form 6-K furnished to the Commission on March 29, 2010)

4.1	Second Amended and Restated Stock Option Plan of the Registrant
4.2
Employment Agreement dated July 18, 2007 between Paul Blake, M.D. and the Registrant (incorporated by reference to Exhibit 4.2 of the Registrant's annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.3	Termination of the Change of Control Program letter dated June 14, 2013 from the Registrant to Paul Blake
4.4	Employment Agreement dated November 1, 2013 between Jude Dinges and a subsidiary of the Registrant
4.5	Employment Agreement dated April 15, 2013 between David A. Dodd and a subsidiary of the Registrant
4.6
Employment Agreement dated May 7, 2007 between the Registrant and Nicholas J. Pelliccione (incorporated by reference to Exhibit 4.7 of the Registrant's annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.7	Termination of the Change of Control Program letter dated June 14, 2013 from the Registrant to Nicholas J. Pelliccione
4.8	Service contract dated January 1, 2014 between Richard Sachse, MD and Aeterna Zentaris GmbH, a subsidiary of the Registrant
4.9
Amendment to Amended Employment Agreement dated as at June 20, 2007 among the Registrant, Aeterna Zentaris, Inc. and Dennis Turpin (incorporated by reference to Exhibit 4.8 of the Registrant's annual report on Form 20-F for the financial year ended December 31, 2007 filed with the Commission on March 28, 2008)

4.10	Termination of the Change of Control Program letter dated June 14, 2013 from the Registrant to Dennis Turpin
8.1	Subsidiaries of the Registrant
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

Date:  March 20, 2014