Form 20-F
period 2018-12-31
Aeterna Zentaris Inc.
filed 2019-04-01
CIK 1113423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR

☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT: NONE
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at the close of the period covered by the annual report: 16,440,760 Common Shares as at December 31, 2018.
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
General
Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the "Company", "Aeterna Zentaris", "we", "us", "our" or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to "$" and "U.S.$" are to United States ("U.S.") dollars, references to "CAN$" are to Canadian dollars and references to "EUR" are to euros. Unless otherwise indicated, the statistical and financial data contained in this Annual Report on Form 20-F are presented as at December 31, 2018.
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
Forward-Looking Statements
This Annual Report on Form 20-F contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, including those discussed in this Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

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
The consolidated statement of comprehensive income (loss) information set forth in this Item 3.A. with respect to the years ended December 31, 2018, 2017 and 2016 and the consolidated statement of financial position information as at December 31, 2018 and 2017 have been derived from the audited consolidated financial statements set forth in Item 18, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The consolidated statement of comprehensive income (loss) information with respect to the years ended December 31, 2015 and 2014 and the consolidated statement of financial position information as at December 31, 2016, 2015 and 2014 set forth in this Item 3.A. have been derived from our previous consolidated financial statements not included herein, and have also been prepared in accordance with IFRS, as issued by the IASB. The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F, as well as "Item 5. – Operating and Financial Review and Prospects" of this Annual Report on Form 20-F.
The Company has not declared or paid any dividends per share during the periods covered by the selected financial data.

Consolidated Statements of Comprehensive Income (Loss) Information
(in thousands of U.S. dollars, except share and per share data)
Derived from consolidated audited financial statements prepared in accordance with IFRS, as issued by the IASB

	December 31,
	2018	2017	2016	2015	2014
	$	$	$	$	$
Revenues
License fees	24,325	458	497	248	11
Product sales	2,167	—	—	—	—
Royalty income	184	—	—	—	—
Sales commission and other	205	465	414	297	—
	26,881	923	911	545	11
Cost of sales	2,104	—	—	—	—
Research and development costs	2,932	10,704	16,495	17,234	23,716
General and administrative expenses	8,894	8,198	7,147	11,308	9,840
Selling expenses	3,109	5,095	6,745	6,887	3,850
	17,039	23,997	30,387	35,429	37,406
Income (loss) from operations	9,842	(23,074)	(29,476)	(34,884)	(37,395)
Settlements	(1,400)	—	—	—	—
Gain (loss) due to changes in foreign currency exchange rates	656	502	(70)	(1,767)	1,879
Change in fair value of warrant liability	263	2,222	4,437	(10,956)	18,272
Warrant exercise inducement fee	—	—	—	(2,926)	—
Other finance income	278	75	150	305	168
Net finance income (costs)	1,197	2,799	4,517	(15,344)	20,319
Income (loss) before income taxes	9,639	(20,275)	(24,959)	(50,228)	(17,076)
Income tax recovery (expense)	(5,452)	3,479	—	—	(111)
Net income (loss) from operations	4,187	(16,796)	(24,959)	(50,228)	(17,187)
Net income from discontinued operations	—	—	—	85	623
Net (loss) income	4,187	(16,796)	(24,959)	(50,143)	(16,564)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(260)	(1,430)	569	1,509	(1,158)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	193	694	(1,479)	844	(1,833)
Comprehensive (loss) income	4,120	(17,532)	(25,869)	(47,790)	(19,555)
Basic Net income (loss) per share from continuing operations(1)	0.25	(1.12)	(2.41)	(18.17)	(29.12)
Diluted Net income (loss) per share from continuing operations(1)	0.24	(1.12)	(2.41)	(18.17)	(29.12)
Net income per share (basic and diluted) from discontinued operations[1]	—	—	—	0.03	1.06
Net (loss) income per share (basic)[1]	0.25	(1.12)	(2.41)	(18.14)	(28.06)
Net (loss) income per share (diluted)[1]	0.24	(1.12)	(2.41)	(18.14)	(28.06)
Weighted average number of shares outstanding:
Basic	16,440,760	14,958,704	10,348,879	2,763,603	590,247
Diluted	17,034,812	14,958,704	10,348,879	2,763,603	590,247

[1]	Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation

Consolidated Statement of Financial Position Information
(in thousands of U.S. dollars)
Derived from consolidated financial statements prepared in accordance with IFRS, as issued by the IASB

	As at December 31,
	2018	2017	2016	2015	2014
	$	$	$	$	$
Cash and cash equivalents	14,512	7,780	21,999	41,450	34,931
Restricted cash equivalents	418	381	496	255	760
Total assets	25,011	22,195	31,659	51,498	47,435
Warrant liability (current and non-current portion)	3,634	3,897	6,854	10,891	8,225
Share capital	222,335	222,335	213,980	204,596	150,544
Shareholders' (deficiency) equity	1,907	(2,783)	6,212	21,615	14,484

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
Risks Relating to Us and Our Business
Investments in biopharmaceutical companies are generally considered to be speculative in nature.
The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, and, accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.
We have a history of operating losses and we may never achieve or maintain operating profitability. If we are unsuccessful in generating new revenue, increasing our revenues and/or raising additional funding, we may not be able to continue as a going concern.
We have incurred, and expect to continue to incur, substantial expenses in our efforts to develop and commercialize products. Consequently, we have incurred operating losses historically and in each of the last several years. As at December 31, 2018, we had an accumulated deficit of approximately $310 million. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets, operating cash flow and shareholders' equity. We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we focus on the commercialization of Macrilen™ (macimorelin). In developing, acquiring, or out-licensing Macrilen™ (macimorelin), we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from a commercialized product and achieve or maintain operating profitability, an investment in our Common Shares or other securities could result in a significant or total loss.
Our ability to continue as a going concern is dependent on the successful execution of our business plan, which will require an increase in revenue and/or additional funding to be provided by potential investors and/or non-traditional sources of financing. In 2018, our primary source of liquidity was the $24.0 million licensing payment received from Strongbridge Biopharma plc in January 2018.

We stated in our management’s discussion and analysis of financial condition and results of operations for the year ended 2018 that we expect existing cash balances and operating cash flows will provide us with adequate funds to support our current operating plan for at least twelve months. There can be no assurance, however, that unplanned capital requirements or other future events, will not require us to seek debt or equity financing and, if so required, that it will be available on terms acceptable to us, if at all.
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
There can be no assurance that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, the additional funding will be sufficient, or whether any other initiatives will be successful such that we may continue as a going concern. If we do not ultimately achieve operating profitability, an investment in our Common Shares or other securities could result in a significant or total loss. There could also be material uncertainties related to certain adverse conditions and events that could impact our ability to remain a going concern. If the going concern assumptions were deemed no longer appropriate for our consolidated financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.
If we are unable to successfully commercialize or out-license Macrilen™ (macimorelin), or if we experience significant delays in doing so, our business would be materially harmed, and the future and viability of our Company could be imperiled.
Our principal focus is on the licensing and development of Macrilen™ (macimorelin) and we currently do not have any other product. The Company is a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S (“Novo”) to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S. and Canada (the “License and Assignment Agreement”). The Company continues to explore licensing opportunities worldwide.
The commercial success of Macrilen™ (macimorelin) depends on several factors, including the following:

•	receipt of approvals from foreign regulatory authorities;

•	successfully contracting with qualified third-party suppliers to manufacture Macrilen™ (macimorelin);

•	developing appropriate distribution and marketing infrastructure and arrangements for our product;

•	launching and growing commercial sales of the product;

•	out-licensing Macrilen™ (macimorelin) to third parties; and

•	acceptance of the product in the medical community, among patients and with third party payers.
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
We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize Macrilen™ (macimorelin);

•
not obtaining necessary regulatory approvals from the U.S. Food and Drug Administration ("FDA"), European Medicines Agency ("EMA") and other agencies that may delay or prevent us from obtaining approval of a pediatric indication for Macrilen™ (macimorelin), which may affect the price of our securities;

•	the timing of regulatory submissions and approvals;

•	the nature and timing of licensing fee revenues;

•	the outcome of litigation, including the securities class action litigation pending against us that is described elsewhere in this Annual Report on Form 20-F;

•	foreign currency fluctuations;

•	the timing of the achievement and the receipt of milestone payments from current or future licensing partners; and

•	failure to enter into new or the expiration or termination of current agreements with suppliers who manufacture Macrilen™ (macimorelin).
Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future periods, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of our Common Shares and the value of our other securities could fluctuate significantly or decline.
If we are unable to successfully complete the pediatric clinical trial program for Macrilen™ (macimorelin), or if such clinical trial takes longer to complete than we project, our ability to execute any related business strategy will be adversely affected.
If we experience delays in identifying and contracting with sites and/or in-patient enrollment in our pediatric clinical trial program for Macrilen™ (macimorelin), we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries other than the U.S. and Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the pediatric clinical trial within an acceptable time-frame, if at all. If we or our contract resource organization (a "CRO") have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
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
We are currently dependent on certain strategic relationships with third parties for the development, manufacturing and licensing of Macrilen™ (macimorelin) and we may enter into future collaborations for the development, manufacturing and licensing of Macrilen™ (macimorelin).
We are currently dependent on certain strategic relationships with third parties for the development, manufacturing and licensing of Macrilen™ (macimorelin), and may enter into future collaborations for the development, manufacturing and licensing of Macrilen™ (macimorelin). Our arrangements with these third parties may not provide us with the benefits we expect and may expose us to a number of risks.
Currently, we are dependent on Novo to commercialize Macrilen™ (macimorelin) in the U.S and Canada. Most of our potential revenue consists of contingent payments, including regulatory milestones and royalties on the sale of Macrilen™ (macimorelin). The milestone and royalty revenue that we may receive under this collaboration will depend upon Novo’s ability to successfully introduce, market and sell Macrilen™ (macimorelin) in the United States. If Novo does not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected.

Our reliance on relationships with Novo and other potential third parties poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights to third parties. These agreements create certain additional risks. The occurrence of any of the following or other events may delay or impair commercialization of Macrilen™ (macimorelin):

•	in certain circumstances, third parties may assign their rights and obligations under these agreements to other third parties without our consent or approval;

•	the third parties may cease to conduct business for financial or other reasons;

•	we may not be able to renew such agreements;

•	the third parties may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of Macrilen™ (macimorelin);

•
the third parties may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in this industry);

•
delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of Macrilen™ (macimorelin); and

•
disputes may arise between us and the third parties that could result in the delay or termination of the manufacturing or commercialization of Macrilen™ (macimorelin), resulting in litigation or arbitration that could be time-consuming and expensive, or causing the third parties to act in their own self-interest and not in our interest or those of our shareholders.

i.
In addition, the third parties can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to manufacturing and commercializing Macrilen™ (macimorelin), which would likely cause a drop in the price of our Common Shares.

We may be unsuccessful in consummating further out-licensing arrangements for MacrilenTM (macimorelin) on favorable terms and conditions, or we may be significantly delayed in doing so.
As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities for MacrilenTM (macimorelin) in addition to the License and Assignment Agreement. If we elect to collaborate with third parties in respect of MacrilenTM (macimorelin), we may not be able to negotiate a collaborative arrangement for MacrilenTM (macimorelin) on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize MacrilenTM (macimorelin), our business, financial condition and results of operations may be adversely affected.
We may require significant additional financing, and we may not have access to sufficient capital.
We may require significant additional capital to fund our commercial operations and may require additional capital to pursue planned clinical trials and regulatory approvals. Although we have capital from the License and Assignment Agreement, we do not anticipate generating significant revenues from operations in the near future other than from the License and Assignment Agreement, and we currently have no committed sources of capital.
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

Our future capital requirements are substantial and may increase beyond our current expectations depending on many factors, including:

•	the duration of changes to and results of our clinical trials for any future products going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	unexpected developments encountered in implementing our business development and commercialization strategies;

•	the potential addition of commercialized products to our portfolio;

•	the outcome of current and future litigation, including the securities class action litigation pending against us that is described elsewhere in this Annual Report on Form 20-F; and

•	further arrangements, if any, with collaborators.
In addition, global economic and market conditions as well as future developments in the credit and capital markets may make it even more difficult for us to raise additional financing in the future.
We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain regulatory approvals for the latter.
The manufacture, marketing and sale of Macrilen™ (macimorelin) are and will be subject to strict and ongoing regulation, even with marketing approval by the FDA and EMA for Macrilen™ (macimorelin). Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, the EMA approval for macimorelin was conditioned on our agreement to conduct post-marketing follow-up studies to monitor the safety or efficacy of the product. In addition, as clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product's regulatory approval.
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
Even with marketing approval for MacrilenTM (macimorelin), such product approval could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.
On December 20, 2017, the FDA granted marketing approval in the United States for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD") and on January 16, 2019, the EMA granted marketing approval in Europe for macimorelin for the diagnosis of AGHD. Regulatory authorities generally approve products for specified indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Our operations and practices are subject to regulation and scrutiny by the U.S. government, as well as governments of any other countries in which we do business or conduct activities. Later discovery of previously unknown problems or safety issues and/or failure to comply with domestic or foreign laws, knowingly or unknowingly, can result in various adverse consequences, including, among other things, a possible delay in the approval or refusal to approve a product, warning or untitled letters, fines, injunctions, civil penalties, recalls or seizures of products and related publicity requirements, total or partial suspension of production, import or export bans or restrictions, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, criminal prosecution and penalties, suspension or withdrawals of previously granted regulatory approvals, withdrawal of an approved product from the market and/or exclusion from government healthcare programs. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.
Because we operate in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our licensees' or collaborators', business and marketing activities for various reasons.
From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA, EMA and other health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business Macrilen™ (macimorelin). It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.
Healthcare reform measures could hinder or prevent the commercial success of a product and adversely affect our business.
The business prospects and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payers to contain or reduce the costs of healthcare. The U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including Macrilen™ (macimorelin), both in the U.S. and internationally, as well as the amount of reimbursement available from governmental agencies and other third-party payers. If reimbursement for Macrilen™ (macimorelin) is substantially less than we expect, our revenue prospects could be materially and adversely impacted.
In the U.S. and in other jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third party payers. Furthermore, the pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including President Donald Trump. Additionally, in the U.S., states have also passed legislation and proposed bills that are aimed at drug pricing transparency, which will likely impact drug pricing. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of Macrilen™ (macimorelin).
The Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the "ACA") has had far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. The future of the ACA is, however, uncertain. Since January 2017, the U.S. Congress has proposed various bills to revise the ACA. Additionally, President Donald Trump has suggested similar action and enacted Executive Orders to curtail the ACA and its impacts on healthcare in the U.S. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation, or potential legislation, regulation, and orders or their impact on us.
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
If we or our licensees market products or interact with health care practitioners in a manner that violates healthcare fraud and abuse laws, we or our licensees may be subject to civil or criminal penalties, including exclusion from participation in government healthcare programs.
As a pharmaceutical company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid or other third-party payers for our current product, certain federal and state healthcare laws and regulations pertaining to fraud and abuse are and will be applicable to our business. We and our licensees are subject to healthcare fraud and abuse regulation by both the federal government and the states in which we conduct our business.

The laws that may affect our and our licensee's ability to operate include the federal healthcare program anti-kickback statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, the purchase, lease, order, or arrangement for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to arrangements between pharmaceutical manufacturers and prescribers, purchasers and formulary managers. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.
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
Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us or our licensees for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, cause reputational harm and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state laws may prove costly.
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
If Macrilen™ (macimorelin) does not gain market acceptance, we may be unable to generate significant revenues.

Market acceptance of Macrilen™ (macimorelin) depends on a number of factors, including, but not limited to:

•	demonstration of clinical efficacy and safety;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the product's approved labeling;

•	availability of alternative treatments for the indications we target;

•	the advantages and disadvantages of Macrilen™ (macimorelin) relative to current or alternative treatments;

•	the availability of acceptable pricing and adequate third-party reimbursement; and

•	the effectiveness of marketing and distribution methods for Macrilen™ (macimorelin).
If Macrilen™ (macimorelin) does not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize Macrilen™ (macimorelin), our ability to generate significant revenues from Macrilen™ (macimorelin) would be limited, and our financial condition could be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or to successfully expand our business into new markets, the growth in sales of Macrilen™ (macimorelin), along with our operating results, could be negatively impacted.
Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Macrilen™ (macimorelin), if successfully commercialized, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Macrilen™ (macimorelin) may also compete with new products currently under development by others or with products which may be less expensive than Macrilen™ (macimorelin). There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our Common Shares.
We may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success.
Because we have limited financial and managerial resources, we are currently focusing our efforts on Macrilen™ (macimorelin), and we are doing so for specific indications. As a result, we may forego or delay pursuit of opportunities for other potential indications for Macrilen™ (macimorelin) which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications for Macrilen™ (macimorelin) require substantial technical, financial and human resources. These activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.
We may not achieve our projected development goals in the time-frames we announce and expect.
We may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize Macrilen™ (macimorelin). There can be no assurance that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our schedule for launching of Macrilen™ (macimorelin) outside of the U.S. If we fail to achieve one or more of these milestones as planned, the price of our Common Shares would likely decline.
If we fail to obtain acceptable prices or adequate reimbursement for Macrilen™ (macimorelin), our ability to generate revenues will be diminished.

Our ability or that of our licensee(s) to successfully commercialize Macrilen™ (macimorelin) will depend significantly on our or their ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as governmental and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Macrilen™ (macimorelin) may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our licensee(s) to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for Macrilen™ (macimorelin). Adverse pricing and reimbursement conditions would also likely diminish our ability to induce third parties to in-license Macrilen™ (macimorelin).
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect that proposals to implement similar government controls will continue. The pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including President Donald Trump. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Additionally, there is drug pricing reform taking place at the state level in the U.S., in the form of laws and bills, that will impact how pharmaceutical companies can market and sell drug products and at what price. Further, third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of a product or orphan drugs or pharmaceutical products generally. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive a product and could adversely affect our profitability. In addition, in the U.S., Canada and many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.
If we or our licensee(s) fail to obtain acceptable prices or an adequate level of reimbursement for Macrilen™ (macimorelin), the sales of Macrilen™ (macimorelin) would be adversely affected or there may be no commercially viable market for Macrilen™ (macimorelin).
Competition in our targeted markets is intense, and development by other companies could render Macrilen™ (macimorelin) non-competitive.
The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render Macrilen™ (macimorelin) uncompetitive. Competitors are developing and testing products and technologies that would compete with Macrilen™ (macimorelin). Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than Macrilen™ (macimorelin). We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do.
We may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property.
We rely heavily on our proprietary information in developing and manufacturing Macrilen™ (macimorelin). Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We have filed and are pursuing applications for patents and trademarks in many countries. Pending patent applications may not result in the issuance of patents and we may not be able to obtain additional issued patents relating to Macrilen™ (macimorelin).
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
Our patents may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for Macrilen™ (macimorelin). Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection for Macrilen™ (macimorelin). The patents issued or to be issued to us for Macrilen™ (macimorelin) may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method-of-use, methods of manufacture and/or new-formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.
In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in U.S.  post-grant proceedings as well as in opposition or nullity proceedings in certain countries outside the U.S.  In addition, we may be required to disclaim part of the term of certain patents. The costs of these proceedings could be substantial, and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.
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
As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect Macrilen™ (macimorelin) in the marketplace.
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
We have filed applications for trademark registrations, including Macrilen™ (macimorelin), in various jurisdictions, including the U.S. We may file applications for other possible trademarks for Macrilen™ (macimorelin). No assurance can be given that any of our trademarks will be registered elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace.
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
We rely on third parties to manufacture and supply Macrilen™ (macimorelin). We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for the marketing of Macrilen™ (macimorelin). To be successful, Macrilen™ (macimorelin) has to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, there are a limited number of contract manufacturers or suppliers that are capable of manufacturing Macrilen™ (macimorelin) or the materials used in its manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply of Macrilen™ (macimorelin) or materials, or to do so on commercially reasonable terms, we may not be able to commercialize Macrilen™ (macimorelin) through our licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.
We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.
We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff and required us to rely more heavily on outside consultants and third parties. We have been unable to increase the compensation of our associates to the extent required to remain fully competitive for their services, which increased our employee retention risk. The competition for qualified personnel in the biopharmaceutical field is intense, and if we are not able to continue to retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.
We are currently subject to a securities class-action litigation matter and we may be subject to similar or other litigation in the future.
The Company and certain of our current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin), and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them. The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applies to a claim, unreimbursed legal fees or an adverse result in any litigation may adversely impact our business, operating results or financial condition. We believe that our directors' and officers' liability insurance will cover our potential liability with respect to the securities class-action lawsuit; however, the insurer has reserved its rights to contest the applicability of the insurance to such claims and the limits of the insurance may be insufficient to cover our eventual liability.
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
We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders. In addition, our principal operating subsidiary, AEZS Germany, may become subject to insolvency proceedings if it is illiquid or “over-indebted” in accordance with German law.
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
German law, which governs our principal operating subsidiary, AEZS Germany imposes an obligation on the managing director of AEZS Germany to institute insolvency proceedings of that subsidiary if the managing director concludes that AEZS Germany is insolvent because it is either illiquid or "over-indebted" in accordance with the provisions of German law.
It may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence.
We are a company existing under the laws of Canada. A number of our directors and officers are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors or officers or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S.  Investors should not assume that foreign courts (i) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S.  federal securities laws or the securities or "blue sky" laws of any state within the U.S. or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or "blue sky" laws.
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
Adverse U.S. federal income tax rules apply to "U.S. Holders" (as defined in "Item 10.E - Taxation - Material U.S. Federal Income Tax Considerations" in this Annual Report on Form 20-F) who directly or indirectly hold Common Shares of a passive foreign investment company ("PFIC"). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is "passive income" or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.
We believe that we were a PFIC for the 2015 taxable year, but were not a PFIC for the 2016, 2017 and 2018 taxable years. However, the PFIC determination depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. No assurance can be provided that we will not be classified as a PFIC for the 2018 taxable year and for any future taxable year.

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
If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the Internal Revenue Service (the "IRS") (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder's interest in a PFIC (which this requirement does not affect).
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
Between January 1, 2018 and December 31, 2018, the closing price of our Common Shares ranged from $1.19 to $3.87 per share on NASDAQ and from C$1.53 to C$5.10 per share on TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

•	developments regarding current or future third-party suppliers and licensee(s);

•	clinical and regulatory developments regarding Macrilen™ (macimorelin);

•	delays in our anticipated clinical development or commercialization timelines;

•	announcements by us regarding technological, regulatory or other matters;

•	arrivals or departures of key personnel;

•	governmental or regulatory action affecting our product candidates and our competitors' products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S. or abroad.
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
To date, we have not declared or paid any dividends on our Common Shares. As a result, the return on an investment in our Common Shares, or any of our other securities, will depend upon any future appreciation in value. There is no guarantee that our Common Shares or any of our other securities will appreciate in value or even maintain the price at which shareholders have purchased them.
Future issuances of securities and hedging activities may depress the trading price of our Common Shares.
Any additional or future issuance of Common Shares or Convertible Securities, including the issuance of Common Shares upon the exercise of stock options and upon the exercise of warrants or other Convertible Securities, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares.
We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants or for other reasons. Our stock option plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares. As at December 31, 2018, there were:

•	16,440,760 Common Shares issued and outstanding;

•	no issued and outstanding Preferred Shares;

•
115,844 Common Shares issuable upon exercise of warrants that we previously issued in March 2015, which had a weighted average exercise price as of December 31, 2018 of $1.07 per Common Share, 2,331,000 Common Shares issuable upon exercise of warrants that we previously issued in December 2015, which had a weighted average exercise price as of December 31, 2018 of $7.10 per Common Share, and 945,000 Common Shares issuable upon exercise of warrants that we previously issued in November 2016, which had a weighted average exercise price as of December 31, 2018 of $4.70 per Common Share;

•	888,816 Common Shares that underlie outstanding stock options and deferred share units granted under our Plans, having a weighted average exercise price of $3.66 per Common Share;

•	869 Common Shares that underlie outstanding stock options and deferred share units granted under our Plans, having a weighted average exercise price of C$743.56 per Common Share; and

•
246,619 additional Common Shares available for future grants under our Stock Option Plan, and 737,942 additional Common Shares available for future grants under our Long Term Incentive Plan. The maximum number of Common Shares issuable under the Plans may equal 11.4% of the issued and outstanding Common Shares at any given time.

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
In 2018, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2018, we continued to be a foreign private issuer.
There can be no assurance, however, that we will remain a foreign private issuer either in 2019 or in future financial years.
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

We were incorporated on September 12, 1990 under the Canada Business Corporations Act (the "CBCA") and continue to be governed by the CBCA. Our registered address is located at 1155 René-Lévesque Blvd, West 41st Floor, Montréal, Quebec, Canada H3B 3V2 c/o Stikeman Elliott, LLP. Our principal executive offices are located at 315 Sigma Drive, Summerville, South Carolina 29486; our telephone number is (843) 900-3223 and our website is www.zentaris.com. None of the documents or information found on our website shall be deemed to be included in or incorporated by reference into this Annual Report on Form 20-F, unless such document is specifically incorporated herein by reference. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.
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
Our primary business strategy is to finalize the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) through the License and Assignment Agreement in the United States and Canada. We continue to explore various alternatives to monetize our rights to Macrilen™ (macimorelin) in other countries around the globe, including whether to find other license partners in these jurisdictions or to use our internal resources to commercialize Macrilen™ (macimorelin) in one or more of these countries. Our vision is to become a growth-oriented specialty biopharmaceutical company.
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

•
The Insulin Tolerance Test ("ITT"), which has historically been considered the gold standard for the evaluation of AGHD because of its high sensitivity and specificity. However, the ITT is inconvenient to both patients and physicians, administered intravenously (IV), and contra-indicated in certain patients, such as patients with coronary heart disease or seizure disorder, because it requires the patient to experience hypoglycemia to obtain an accurate result. Some physicians will not induce full hypoglycemia, intentionally compromising accuracy to increase safety and comfort for the patient. Furthermore, administration of the ITT includes additional costs associated with the patient being closely monitored by a physician for the two- to four-hour duration of the test and the test must be administered in a setting where emergency equipment is available and where the patient may be quickly hospitalized. The ITT is not used for patients with co-morbidities, such as cardiovascular disease, seizure disorder or a history of brain cancer or for patients who are elderly and frail, due to safety concerns.

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
Development History
The following is a summary of the history of our development of Macrilen™ (macimorelin):
2004 - 2014

•
We out-licensed the development compound macimorelin acetate to Ardana Bioscience in 2004. Ardana Bioscience subsequently initiated the clinical development program of macimorelin acetate as an orally active compound intended to be used in the diagnosis of AGHD, however in 2008 Ardana Bioscience filed for bankruptcy so we terminated the license and regained rights to the compound. On October 19th, 2009, we announced that we would continue the macimorelin clinical development program for use in evaluating the AGHD and assumed the sponsorship of the Investigational New Drug Application (IND). On December 20, 2010, we announced we had reached agreement with the FDA on a Special Protocol Assessment ("SPA") for Macrilen™ (macimorelin), enabling us to complete the ongoing registration study required to gain approval for use in evaluating AGHD. On July 26, 2011, we announced the completion of the Phase 3 study of Macrilen™ (macimorelin) as a first oral product for use in evaluating AGHD and the decision to meet with the FDA for the future filing of an NDA for the registration of Macrilen™ (macimorelin) in the United States. On June 26, 2012, we announced that the final results from a Phase 3 trial for Macrilen™ (macimorelin) showed that the drug is safe and effective in evaluating AGHD. In November 2013, we filed an NDA for Macrilen™ (macimorelin) for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The FDA accepted the NDA for substantive review in January 2014. On November 6, 2014, the FDA informed us, by issuing a Complete Response Letter ("CRL"), that it had determined that our NDA could not be approved in its then present form. The CRL stated that the planned analysis of our pivotal trial did not meet its stated primary efficacy objective as agreed to in the SPA. The CRL further mentioned issues related to the lack of complete and verifiable source data for determining whether patients were accurately diagnosed with AGHD. The FDA concluded that, "in light of the failed primary analysis and data deficiencies noted, the clinical trial does not by itself support the indication." To address the deficiencies identified above, the CRL stated that we needed to demonstrate the efficacy of Macrilen™ (macimorelin) as a diagnostic test for GHD in a new, confirmatory clinical study. The CRL also stated that a serious event of electrocardiogram QT interval prolongation occurred for which attribution to drug could not be excluded. Therefore, a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary for FDA clearance and approval.

2015 - present

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

•
On October 26, 2016, we announced completion of patient recruitment for the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) as a growth hormone stimulation test for the evaluation of AGHD. In addition, we completed the dedicated QT study as requested by the FDA in the CRL to evaluate the effect of Macrilen™ (macimorelin) on the QT interval.

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

•
On January 16, 2018, the Company, through AEZS Germany, entered into the License and Assignment Agreement to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada as further described below.

•
In the August 2018, Volume 103, Issue 8 edition of The Journal of Clinical Endocrinology and Metabolism, the pivotal Phase 3 data from the macimorelin confirmatory trial was published by Jose M. Garcia, MD, PhD, et al., titled ‘Macimorelin as a Diagnostic Test for Adult GH Deficiency’.

•
On November 19, 2018, we announced the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending a marketing authorization for macimorelin.

•	On January 16, 2019, the Company announced that the EMA has granted marketing authorization for macimorelin.
Macrilen™ (macimorelin) License and Assignment Agreement
On January 16, 2018, the Company, through AEZS Germany, entered into the License and Assignment Agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada. This agreement provides (i) for the "right to use" license relating to the Adult Indication; (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication; (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA (the "PIP") to be run by the Company with customary oversight from a joint steering committee (the "JSC"); and (iv) the Interim Supply Arrangement.

Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ (macimorelin) under the License and Assignment Agreement to Novo for a payment plus tiered royalties on net sales and Novo will fund Strongbridge's Macrilen™(macimorelin) field organization as a contract field force to promote the product in the United States for up to three years.
(i) Adult Indication
Under the terms of the License and Assignment Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company is entitled to a 5% royalty on net sales in that country. In addition, the Company will receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment from Strongbridge of $5.0 million.
(iii) PIP study
We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected growth hormone deficiency ("GHD"). Under the terms of the License and Assignment Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associate with the PIP. During 2018, the Company invoiced Strongbridge $358,000 as its share of the costs incurred by the Company under the PIP; such amounts have been collected in full.
(iv) Interim supply arrangement
The Company has agreed to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. During 2018, the Company invoiced $2,108,000 and has received payment in full of these invoices under an interim supply agreement.
Rest of world commercialization of macimorelin
On January 16, 2019, we announced that the EMA had granted marketing authorization for macimorelin for the diagnosis of AGHD. AGHD may occur in an adult patient who has a history of childhood onset GHD or may occur during adulthood as an acquired condition. Considering a population of 510 million for the European Union, research based on incidence prevalence suggests that at least 35,000 adults could be afflicted with GHD. This milestone marks a key development in our European commercialization strategy and we are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the rest of the world.
Monetization of non-strategic assets
Other pipeline prospects for the Company include preclinical work done on AEZS-120, a prostate cancer vaccine, discovery research for ERK-inhibitors for Oncology indications; and discovery research conducted at the Medical University of South Carolina on Compound Library as well as other research and clinical development projects that have been undertaken by our German subsidiary.
2017 and earlier - Zoptrex™
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

On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin and we discontinued its development. Similarly, we discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
We have licensed the development, commercialization and certain other rights to Zoptrex™ to Sinopharm A-Think for China, Hong Kong and Macau; to an affiliate of Orient EuroPharma Co., Ltd. for Taiwan and southeast Asia; to Rafa Laboratories, Ltd for Israel and the Palestinian territories and to Specialised Therapeutics Asia Pte Ltd for Australia and New Zealand.
We do not anticipate significant revenues from the Sinopharm License Agreement in the future other than the amortization of the remaining deferred revenue.
Other
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
APIFINY® is the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. The test was developed by Armune, a medical diagnostics company that develops and commercializes unique proprietary technology exclusively licensed from the University of Michigan for diagnostic and prognostic tests for cancer. We entered into a co-marketing agreement with Armune in November 2015 (the “Armune Agreement”), which was amended effective as of June 1, 2016, which allowed us to exclusively promote APIFINY® throughout the entire United States. We received a commission for each test performed resulting from our targeted promotion without regard to any established baseline. The Armune Agreement, as amended, had a three-year term that renewed automatically for successive one-year periods. The parties agreed in January 2018 that the Armune Agreement was terminated.
Geographic Areas
A description of the principal geographic areas in which we compete, including a geographical and categorical breakdown of our revenues in the past three years is presented in note 25 (Segment information) to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.
Seasonality
As a specialty biopharmaceutical company, the Company does not consider any of its products or services to be seasonal.
Raw Materials
Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We will be dependent on third-party manufacturers for the pharmaceutical products that we or our licensees will market. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

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
Intellectual Property - Patents
We seek to protect our compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates through a combination of patents, trade secrets and know-how. Our patent portfolio consists of approximately 4 owned and in-licensed patent families (issued, granted or pending in the United States, Europe and other jurisdictions). The patent positions of companies in the biotechnology and pharmaceutical industries are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims, if any, that may be allowed under any of our patent applications, or the enforceability of any of our allowed patents. See "Item 3.D. Risk Factors - We may not obtain adequate protection for our products through our intellectual property."
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
Macrilen™ (macimorelin):
We hold the worldwide rights to macimorelin pursuant to an exclusive license agreement with the French Centre National de la Recherche Scientifique, as licensor, and AEZS Germany, as licensee. Macrilen™ is the approved marketing name for macimorelin as licensed under the License and Assignment Agreement for commercialization in the U.S. and Canada, only.
The following patents and patent applications relate to macimorelin:

•
U.S. patent 6,861,409 covers macimorelin and U.S. patent 7,297,681 covers other related growth hormone secretagogue compounds, each also covering pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. U.S. patent 6,861,409 and U.S. patent 7,297,681 both expire in August 2022.

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

•	European patent 1 984 744 covers a method of assessing pituitary-related growth hormone deficiency by oral administration of macimorelin. This patent expires in February 2027.

•	Japanese patent 4 852 728 covers a method of assessing pituitary-related growth hormone deficiency by oral administration of macimorelin. This patent expires in February 2027.

•
U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017 and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing growth hormone deficiency comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.

•
A non-provisional U.S. application was filed on May 30, 2018 drawing the priority of both provisional applications. The US-PTO issued a Notice of Allowance on January 09, 2019. If granted, a patent would presumably expire December 19, 2037.

•
A PCT application was filed December 18, 2018 drawing the priority of both provisional U.S. applications. In addition to the method of assessing growth hormone deficiency comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing growth hormone deficiency using 3 post-administration samples.

Zoptrex™
We have licensed the intellectual property and associated rights relating to LHRH agonists and LH-RH antagonists carrying various cytotoxic radicals (including zoptarelin doxorubicin) from the Administrators of the Tulane Educational Fund ("Tulane") pursuant to a license agreement dated September 17, 2002 between Tulane, as licensor, and AEZS Germany, as licensee (the "Tulane Agreement"). The Tulane Agreement grants to us an exclusive worldwide license for all therapeutic uses of LH-RH agonists and LH-RH antagonists carrying various cytotoxic radicals, to the extent covered by one of the licensed patents. The term of the Tulane Agreement continues for ten years after the first commercial sale of a product based on the licensed intellectual property (a "Licensed Product") or until the expiration of the last to expire of the licensed patents, whichever is longer, on a country-by- country basis.
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
All patents covered by the Tulane Agreement expired by November 2016. In early 2015, we filed a European patent application directed to a novel method of manufacturing Zoptrex™. Within the 12 months priority period, we also filed an international patent application for the manufacturing process, as well as national patent applications in selected countries, including the U.S., China, and Taiwan, Japan and India. As a consequence of the negative Phase 3 ZoptEC study received in April 2017, we ceased further Zoptrex™ development and intellectual property filings.
Disorazol Z - LHRH conjugates (AEZS-138):
We own a number of patents that relate to our Disorazol Z - LHRH conjugates. As a consequence of the negative Phase III ZoptEC study received in April 2017, we ceased further Disorazol Z - LHRH conjugate development and intellectual property filings.

C.	Organizational structure
Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2018 is depicted in the chart set forth under the caption "Item 4.A. History and development of the Company".

D.	Property, plants and equipment
Our registered address is located in Montreal, Canada. Our corporate head office is located in Summerville, South Carolina, which is a suburb of Charleston, South Carolina and our largest office is located in Frankfurt, Germany. We do not own any real property. The following table sets forth information with respect to our main facilities as at December 31, 2018.

Location	Use of space	Square Footage	Type of interest
315 Sigma Drive, Summerville SC 29486	Occupied for management, administration, commercial operations and business development	300	Leasehold
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	36,168	Leasehold
We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Item 4A	Unresolved Staff Comments
Not required.

Item 5.	Operating and Financial Review and Prospects
Key Developments
Macrilen™ (macimorelin) license agreement
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. The FDA has granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of AGHD.
On January 16, 2018, the Company, through AEZS Germany, entered into the License and Assignment Agreement to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada. This agreement provides (i) for the "right to use" license relating to the Adult Indication; (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication; (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA (the "PIP") to be run by the Company with customary oversight from a joint steering committee (the "JSC"); and (iv) for the Interim Supply Arrangement.
(i) Adult Indication
Under the terms of the License and Assignment Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company is entitled to a 5% royalty on net sales in that country. In addition, the Company will receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment from Strongbridge of $5.0 million.
(iii) PIP study
We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected GHD. Under the terms of the License and Assignment Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associate with the PIP. During 2018, the Company invoiced Strongbridge $358,000 as its share of the costs incurred by the Company under the PIP; such amounts have been collected in full.
(iv) Interim supply arrangement
The Company has agreed to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. During 2018, the Company invoiced $2,108,000 and has received payment in full of these invoices under an interim supply agreement.
Novo Nordisk purchase of Strongbridge License Agreement
Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ under the License and Assignment Agreement to Novo and Novo will fund Strongbridge's Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the United States for up to three years.
Rest of world commercialization of macimorelin
On January 16, 2019, we announced that the European Medicines Agency ("EMA") had granted marketing authorization for macimorelin for the diagnosis of AGHD. AGHD may occur in an adult patient who has a history of childhood onset GHD or may occur during adulthood as an acquired condition. Considering a population of 510 million for the European Community, research based on incidence prevalence suggests that at least 35,000 adults could be afflicted with GHD. This milestone marks a key development in our European commercialization strategy and we are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the rest of world (“ROW”).
Monetization of non-strategic assets
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin, and we discontinued its development. Similarly, we discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
Other pipeline prospects for the Company include preclinical work done on AEZS-120, a prostate cancer vaccine, discovery research for ERK-inhibitors for Oncology indications; and discovery research conducted at the Medical University of South Carolina on Compound Library as well as other research and clinical development projects which have been undertaken by our German subsidiary.
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

Leadership
On May 8, 2018, the following individuals were elected to the Board of Directors: Carolyn Egbert, Michael Cardiff, Juergen Ernst, Gerard Limoges, Dr. Brent Norton, Jonathan Pollack, and Robin Smith Hoke. On September 25, 2018, we announced the appointment of Leslie Auld as Senior Vice President, Chief Financial Officer. On March 26, 2019, the Company announced that Mr. Cardiff has resigned from the board of directors for personal reasons.
Special Committee
On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of Macrilen outside of the United States and Canada, or other monetization transactions relating to Macrilen. Management has evaluated whether material uncertainties exist relating to events or conditions as described in Note 4 of our Financial Statements included in this Form 20-F, and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018, however, the Company believes it will continue to generate growth in its royalty income, which, when combined with its forecasted cash and cash equivalents, the Company believes will provide liquidity that is in excess of its costs for at least, but not limited to, twelve months from the date of approval of these financial statements.
Contingencies
Securities class action litigation
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Other litigation
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. On August 3, 2017, the Company filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. On December 21, 2018, the matter was amicably resolved with the Company making a payment to Mr. Dodd in the amount of $775,000. The parties consider their contractual relationship as having been terminated.
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit was removed to federal court in Georgia.  In the lawsuit, Cogas alleged that its employee (and sole shareholder) John Sharkey was entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas was claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. On November 5, 2018, the matter was amicably resolved with the Company making a payment to Cogas in the amount of $625,000. The parties now consider their contractual relationship as having been terminated.

A.	Operating Results

Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2018	2017	2018	2017	2016
	$	$	$	$	$
Revenues
License fees	(332)	119	24,325	458	497
Product sales	1,446	—	2,167	—	—
Royalty income	184	—	184	—	—
Sales commission and other	94	59	205	465	414
	1,392	178	26,881	923	911
Cost of sales	1,413	—	2,104	—	—
Gross income	(21)	178	24,777	923	911

Operating expenses
Research and development costs	767	526	2,932	10,704	16,495
General and administrative expenses	1,665	2,778	8,894	8,198	7,147
Selling expenses	588	452	3,109	5,095	6,745
	3,020	3,756	14,935	23,997	30,387
Income (loss) from operations	(3,041)	(3,578)	9,842	(23,074)	(29,476)
Settlements	(1,400)	—	(1,400)	—	—
Gain (loss) due to changes in foreign currency exchange rates	64	72	656	502	(70)
Change in fair value of warrant liability	(1,489)	(478)	263	2,222	4,437
Other finance income	104	21	278	75	150
Net finance income (costs)	(1,321)	(385)	1,197	2,799	4,517
Income (loss) before income taxes	(5,762)	(3,963)	9,639	(20,275)	(24,959)
Income tax recovery (expense)	636	3,479	(5,452)	3,479	—
Net income (loss)	(5,126)	(484)	4,187	(16,796)	(24,959)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(13)	(238)	(260)	(1,430)	569
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	(418)	59	193	694	(1,479)
Comprehensive income (loss)	(5,557)	(663)	4,120	(17,532)	(25,869)
Basic Net income (loss) per share	(0.31)	(0.03)	0.25	(1.12)	(2.41)
Diluted Net income (loss) per share	(0.31)	(0.03)	0.24	(1.12)	(2.41)
Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes and other information appearing in this Annual Report.

2018 compared with 2017
Fourth Quarter
Revenues
Our total revenue for the three-month period ended December 31, 2018 was $1.4 million as compared with $0.2 million for the same period in 2017, representing an increase of $1.2 million. The 2018 revenue comprised the net impact of $1.4 million in product sales less the $0.2 million reclassification of the $24.0 million license revenue associated with the Pediatric Indication, to the consolidated statements of financial position. For the same period in 2017, total revenue was comprised of $0.1 million in license fees and $0.1 million in sales commission and other. The increase in product sales in the fourth quarter of 2018 arises from the sale of Macrilen™ (macimorelin) inventory to our licensee for sale in the United States.
Cost of sales
Our total cost of goods sold for the three-month period ended December 31, 2018 was $1.4 million as compared with nil for the same period in 2017. The 2018 balance reflects the cost of Macrilen™ (macimorelin) inventory sold under an interim supply agreement to our licensee for future sales in the United States.
Operating expenses
Our total operating expenses for the three-month period ended December 31, 2018 was $3.0 million as compared with $3.8 million for the same period in 2017, representing a decrease of $0.8 million. This net decline arises primarily from a $1.1 million decrease in general and administration expenses, offset by a $0.2 million increase in research and development costs and a $0.1 million increase in selling expenses. These increases are in-line with the expected impact of the roll-out of our PIP study beginning in the third quarter of 2018.
Settlements
In the three-month period ended December 31, 2018, $1.4 million was classified as settlements as compared with nil in the same period in 2017. These were costs to settle a lawsuit against the Company from two of its former executives and former sales agent.
Net finance costs
Our net finance loss for the three-month period ended December 31, 2018 was $1.3 million, as compared to $0.4 million for the same period in 2017, representing an increase of $0.9 million. The increase in net finance costs is primarily due to the change in fair value of warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.
Net loss
For the three-month period ended December 31, 2018, we reported a consolidated net loss of $5.1 million, or $0.31 loss per common share, as compared with a consolidated net loss of $0.5 million, or $0.03 loss per common share, for the three-month period ended December 31, 2017. The $4.6 million increase in net loss, as compared with 2017, results primarily from a $2.8 million in tax expense, $1.4 million increase in cost of goods, $0.9 million increase in finance costs and $1.4 million increase in settlements, offset by $1.2 million increase in total revenues. In the fourth quarter of 2018, unlike in 2017, we earned $0.2 million in royalty income from our licensee, expensed $1.4 million in settlement costs and had actively begun the EMA and FDA pediatric study for Macrilen™ (macimorelin).
Fiscal Year-End
Revenues
Our total revenue for the year ended December 31, 2018 was $26.9 million as compared with $0.9 million for the same period in 2017, representing an increase of $26.0 million. The 2018 revenue comprised $24.3 million in license revenue, $2.2 million in product sales and $0.2 million in royalty income and $0.2 million in sales commissions as compared with $0.4 million in license fee and $0.5 million in sales commission in 2017. The increase in total revenue in 2018 relates to license fees and product sales associated with executing the License and Assignment Agreement signed for Macrilen™ (macimorelin) in January 2018.

Cost of sales
Our total cost of goods sold for the year ended December 31, 2018 was $2.1 million as compared with nil for the same period in 2017, reflecting the sale of Macrilen™ (macimorelin) inventory pursuant to an interim supply agreement under the License and Assignment Agreement.
Operating expenses
Our total operating expenses for the year ended December 31, 2018 was $14.9 million as compared with $24.0 million for the same period in 2017, representing a decline of $9.1 million. This was primarily due to a $7.8 million decrease in research and development costs and a $2.0 million decrease in selling expenses, offset by $0.7 million increase in general and administration expenses.

Research and development
In 2018, our focus was on our pediatric clinical trial submitted for approval to the EMA and FDA (the "PIP study") for Macrilen™ (macimorelin), for which we received $0.4 million from our licensee for their share of such costs. This study was initiated in the third quarter of 2018 with active screening of patients beginning in early 2019.

In 2017, we spent $2.5 million on third-party costs associated with the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) and $1.2 million on Macrilen™ (macimorelin) third-party costs. In addition, we recorded $2.6 million in severance accruals and other directly related costs and an onerous lease provision related to the 2017 German Restructuring. This restructuring resulted from the May 2017 announcement that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin.

General and administrative expenses
These costs were higher in 2018 than expected as we incurred significant legal costs in the course of reaching settlement agreements for $1.4 million, as previously discussed in Contingencies Other litigation.

Selling expenses
These costs are in-line with expectations and lower in 2018 than in 2017 due to the Q1 2018 termination of our North American sales team and their co-promotion activities as we shifted our focus to the commercialization of Macrilen™ (macimorelin) in markets in the rest of the world.
Settlements
In 2018, $1.4 million was expensed for settlements as compared with nil in the same period in 2017. These were costs to settle a two lawsuits against the Company from two of its former executives and from its former sales agent.
Net finance income

Our net finance income for the year ended December 31, 2018 was $1.2 million, as compared to $2.8 million for the same period in 2017, representing a decrease of $1.6 million. The decline in net finance income is primarily due to the change in fair value of our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation via the application of pricing models to our outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.

Net Income
For the year ended December 31, 2018, we reported a consolidated net income of $4.2 million, or $0.25 per common share, as compared with a consolidated net loss of $16.8 million, or $1.12 loss per common share, for the year ended December 31, 2017. The $21.0 million improvement in results, as compared with 2017, arose primarily from a $23.9 million increase in gross profit and $9.1 million reduction in operating expenses, offset by $8.9 million movement in income taxes from recovery to (expense) and $1.6 million decrease in net finance income.

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

License fees were $0.1 million and $0.5 million for the three and twelve months ended December 31, 2017, as compared to $0.2 million and $0.5 million for the same periods in 2016. The Company has deferred revenues at December 31, 2017 of $541,000 relating to non-refundable upfront payments it previously received for licensing and technology transfer arrangements that it entered into with respect to the development of Zoptrex™ in various territories. Due to events that occurred in 2018, the Company does not anticipate development of Zoptrex™ under the licensing agreements, therefore the Company's remaining carrying amount of deferred revenues was recognized in the first quarter of 2018 as income.

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

Selected quarterly financial data

(in thousands, except for per share data)	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	$	$	$	$
Revenues	1,392	663	168	24,658
Net income (loss)	(5,126)	(2,509)	(2,602)	14,424
Net income (loss) per share [basic]	(0.31)	(0.15)	(0.16)	0.88
Net income (loss) per share [diluted]	(0.31)	(0.15)	(0.16)	0.87

(in thousands, except for per share data)	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	$	$	$	$
Revenues	178	241	243	261
Net loss	(484)	(9,631)	(2,550)	(4,131)
Net loss per share [basic and diluted]	(0.03)	(0.61)	(0.18)	(0.31)
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

Condensed Consolidated Statement of Financial Position Information

	December 31,
(in thousands)	2018	2017
	$	$
Cash and cash equivalents	14,512	7,780
Trade and other receivables and other current assets	1,504	1,047
Restricted cash equivalents	418	381
Inventory	240	554
Property, plant and equipment	65	101
Deferred tax assets	—	3,479
Other non-current assets	8,272	8,853
Total assets	25,011	22,195
Payables and accrued liabilities and income taxes payable	4,635	2,814
Current portion of provision for restructuring and other costs	887	2,469
Current portion of deferred revenues	74	486
Warrant liability	3,634	3,897
Non-financial non-current liabilities (1)	13,874	15,312
Total liabilities	23,104	24,978
Shareholders' equity (deficiency)	1,907	(2,783)
Total liabilities and shareholders' equity	25,011	22,195
_________________________

1.	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

The increase in cash and cash equivalents as at December 31, 2018, as compared to December 31, 2017, is due to the receipt of $24.0 million as the payment from the execution of the License and Assignment Agreement.
The increase in payables and other current liabilities is mainly attributable to taxes payable owing for the payments received from our MacrilenTM(macemorelin) licensee in 2018.
The decrease in non-financial non-current liabilities from December 31, 2017 to December 31, 2018 is primarily due to the decline in future obligations with employee future benefits and our restructuring and other costs.
The improvement in shareholders' equity (deficiency) as at December 31, 2018, as compared to December 31, 2017, is attributable to the net income of $4.2 million earned in 2018 as compared with the net loss of $(16.8) million in 2017.
Outstanding Share Data
As at March 29, 2019 we had 16,440,760,Common Shares issued and outstanding, as well as 888,816 US dollar-denominated awards (including deferred share units and stock options) and 869 Canadian dollar-denominated stock options, outstanding. Share purchase warrants outstanding as at March 29, 2019 represented a total of 3,391,844 equivalent common shares.
Recent Accounting Pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by the Company is included in note 5 to the Company's December 31, 2018 consolidated financial statements which are included in Item 18 of this Annual Report on Form 20-F.

B.	Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs. In 2018, we are investing the $24.0 million up front payment received from Strongbridge to fund operations and capital expenditures.
Since inception, we have incurred significant expenses in its efforts to develop and commercialize products. Consequently, we have incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada. As at December 31, 2018, we had an accumulated deficit of $310 million.
We have $14,512 of cash and cash equivalents as at December 31, 2018, and management believes it has sufficient liquidity to meet its current obligations and continue its planned level of expenses for at least, but not limited to the next twelve months after the date of the issuance of this Annual Report on Form 20-F. We are focused on managing our operating expenses, and have the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain our liquidity, until such time that additional sources of funding can be obtained. Our principal focus is on the licensing and development of MacrilenTM (macimorelin) and we currently do not have any other approved product.
As described above under “Special Committee,” our current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018, however, we believe we will experience an increase in our royalty income, which, when combined with our forecasted cash flows, will provide sufficient liquidity to finance operations and meet our commitments for at least, but not limited to, twelve months from the date of issuance of this Annual Report on Form 20-F.
License and Assignment Agreement
On January 16, 2018, the Company entered into the License and Assignment Arrangement.
(i) Adult Indication
Under the terms of the license agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5.0 million. This amount will be recognized once it is probable that it will be received.
(iii) PIP study
We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected growth hormone deficiency ("GHD"). Under the terms of the License and Assignment Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associate with the PIP. During 2018, the Company invoiced Strongbridge $358,000 as its share of the costs incurred by the Company under the PIP; such amounts have been collected in full.
(iv) Interim Supply Arrangement
The Company has agreed under the contract to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Strongbridge would be able to procure those same goods with other suppliers. During 2018, the Company invoiced $2,108,000 and has received payment in full of these invoices under the Interim Supply Arrangement.
Novo purchase of Strongbridge License Agreement
Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ (macimorelin) to Novo and Novo will fund Strongbridge's Macrilen™ (macimorelin) contract field force to promote the product in the United States for up to three years.

Public Offerings
On April 1, 2016, we entered into an ATM sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million (the "April 2016 ATM Program"). The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. During the year ended December 31, 2017, the Company issued an additional 555,068 common shares under the April 2016 ATM Program at an average price of approximately $3.20 per share for gross proceeds of $1.8 million. The shelf registration statement pursuant to which this program was established expired on March 28, 2017.
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

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	16,800	12,173	7,780	21,999	41,450
Cash flows from operating activities:
Net cash used in operating activities	(2,679)	(4,527)	6,825	(22,913)	(29,010)
	(2,679)	(4,527)	6,825	(22,913)	(29,010)
Cash flows from financing activities:
Net proceeds from issuance of common shares	—	—	—	7,788	9,924
Proceeds from warrants exercised (note 19)	—	—	—	242	—
	—	—	—	8,030	9,924
Cash flows from investing activities:
Net cash provided by (used in) investing activities	4	140	(35)	307	(314)
	4	140	(35)	307	(314)

Effect of exchange rate changes on cash and cash equivalents	387	(6)	(58)	357	(51)
Cash and cash equivalents - End of period	14,512	7,780	14,512	7,780	21,999
Operating Activities
2018 compared to 2017
Cash provided by operating activities totaled $6.8 million for year ended December 31, 2018, as compared to $22.9 million used by operating activities in the same period in 2017, which is a net provision of cash from operating activities of $29.7 million. This increase is primarily due to the $24.0 million license payment received from Strongbridge in January 2018.
2017 compared to 2016
Cash used in operating activities totaled $4.5 million and $22.9 million for the three and twelve months ended December 31, 2017 as compared to $8.1 million and $29.0 million for the same periods in 2016. The decrease in cash used in operating activities for the twelve months ended December 31, 2017, as compared to the same periods in 2016, is mainly due to lower operating expenses.
Financing Activities
2018 compared to 2017
Cash flows from financing activities were nil for the year ended December 31, 2018, as compared to $8.0 million for the same period in 2017. During 2018, we have focused on commercializing Macrilen™ (macimorelin) though the application of the $24.0 milestone payment from Strongbridge to our operating costs and working capital needs. This is a change from the same period in 2017 when we raised capital from certain At-The-Market programs.
2017 compared to 2016
Cash flows from financing activities totaled $0.0 million and $8.0 million for the three and twelve months ended December 31, 2017, as compared to $9.4 million and 49.9 million for the same periods in 2016. The decrease is mainly due to higher net proceeds received from the November 2016 Offering.
Investing Activities
2018 compared to 2017

Cash flows from investing activities totaled $0.0 million for the year ended December 31, 2018, as compared with $0.3 million for the same period in 2017. We have reduced our investment in non-current assets over the last number of years.
2017 compared to 2016
Cash (used in) provided by investing activities totaled $0.1 million and $0.3 million for the three and twelve months ended December 31, 2017, as compared to $0.0 million and ($0.3) million for the same periods in 2016.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB.
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
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses, working capital and capital expenditures.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns and issuances under various ATM sales programs as our primary source of liquidity. In 2018, we invested the $24.0 million up front payment received from Strongbridge to fund operations and capital expenditures.
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
For a description of our R&D policies for the last three years, see "Item 4.B. Business Overview" and "Key Developments" at the beginning of this Item 5. Over the past three years, our research and development activities have encompassed a 2016 confirmatory Phase 3 clinical trial of MacrilenTM(macimorelin), a 2017 unsuccessful Phase 3 clinical study of ZoptrexTM (zoptarelin doxorubicin) and the 2018 initiation of pediatric indication study for MacrilenTM(macimorelin) for which our licensee is paying 70% of the costs. You can also find relevant information in our consolidated financial statements in Item 18.

D.	Trend Information
Outlook for 2019
By the end of December 2018, the License and Assignment Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) had been purchased by Novo Nordisk from Strongbridge. In January 2019, the JSC met to discuss Novo's commercialization plan for the United States, their supply chain needs and the status of the PIP study. Quarterly meetings will continue as forecasts for sales, inventory build and purchases as well as clinical trial needs continue to occur.
The January 2019 announcement of marketing authorization for macimorelin for the diagnosis of AGHD by the EMA has further validated the clinical profile and commercial value of macimorelin.

On March 12, 2019, we announced that our board of directors formed the Special Committee to review our strategic options. The Special Committee has approved the engagement of Torreya, a global investment bank specializing in life sciences, as its financial advisor. Torreya is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of macimorelin outside of the United States and Canada, other monetization transactions relating to macimorelin or the potential sale of the Company).
Our priority is the commercialization of macimorelin; however, we continue to pursue out-licensing opportunities of our non-strategic assets, as they arise.
Summary of key expectations for revenues and operating expenditures
The following represents forward-looking information and users are cautioned that actual results may vary.
The January 2018 licensing of Macrilen™ (macimorelin) for its commercialization in the United States and Canada was a significant turning point for the Company and the further development and commercialization of Macrilen™ (macimorelin) in 2019 is the Company's primary focus.
To that end, we expect that research and development costs will be up to $2.0 million for the year ending December 31, 2019 and will comprise commercial service, consultant, employee and patent costs related to the PIP study and to follow-up studies agreed with the EMA. In the third quarter of 2018, we began invoicing our licensee for its 70% share of the PIP study costs. In 2019, we will continue this collaboration and will work with Novo to optimize this trial.
In addition, we expect our general and administrative expenses to range between $6.5 million and $7.5 million for the year ending December 31, 2019 and will consist primarily of employee, insurance, rent, as well as legal and public company costs.
We are working with Torreya on European and the rest of the world business development activities to support the commercialization of macimorelin outside of Canada and the United States.
Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 21 to the Company's annual audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.
The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under "Item 18. – Financial Statements".

E.	Off-Balance Sheet Arrangements
As at December 31, 2018, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations
Financial Liabilities, Obligations and Commitments
Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2018 are as follows:

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	408	(117)	2,180
1 - 3 years	533	(24)	—
4 - 5 years	60	—	—
More than 5 years	5	—	—
Total	1,006	(141)	2,180

In accordance with the assumptions used in our employee future benefit obligation calculation as at December 31, 2018, undiscounted benefits expected to be paid in Euros are as follows:

(in thousands)	Euros
Less than 1 year	453
1 – 3 years	921
4 – 5 years	944
More than 5 years	13,658
Total	15,976

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management
The following table sets forth information about our directors and our senior corporate officers as at March 29, 2019:

Name and Place of Residence	Position with Aeterna Zentaris

Ammer, Nicola	Chief Medical Officer, Vice President Clinical Development
Frankfurt, Germany

Auld, Leslie	Senior Vice President, Chief Financial Officer
Ontario, Canada

Egbert, Carolyn	Chair of the Board of Directors
Texas, United States

Ernst, Juergen	Director
North Rhine-Westphalia, Germany

Garrison, Brian	Senior Vice President, Global Commercial Operations
Pennsylvania, United States

Grau, Günther	Vice President, Finance
Frankfurt, Germany

Guenther, Eckhard	Vice President, Alliance Management
Hessen, Germany

Limoges, Gérard	Director
Quebec, Canada

Norton, Brent	Director
Ontario, Canada

Pollack, Jonathan	Director
Ontario, Canada

Smith Hoke, Robin	Director
Ohio, United States

Teifel, Michael	Vice President, Non-Clinical Sciences
Hessen, Germany

Ward, Michael	President and Chief Executive Officer
Illinois, United States

The following is a brief biography of each of our directors and executive officers.
Nicola Ammer was appointed as our Vice President, Clinical Development and as Chief Medical Officer in January 2018. She serves as one of our executive officers. Dr. Ammer, who is based in the Frankfurt, Germany, office of our German subsidiary, began her career in the pharmaceutical medicine environment in the CRO business in 2002 and gained profound knowledge of all aspects of clinical research & development in various positions with increasing responsibility, including a Director of Clinical Operations. She joined Aeterna Zentaris GmbH in March 2015 as Clinical Program Director and took over the role of the Head of Clinical Development in January 2016. She possesses numerous skills in the area of pharmaceutical medicine and contributed significantly to the successful completion of the macimorelin clinical development program in the adult indication. Dr. Ammer obtained the license to practice medicine in 1995 after completion of her academic studies at the University of Essen. She was awarded a doctorate diploma in medicine by the University of Münster in 2004 and a Master of Science in Pharmaceutical Medicine by the University Duisburg-Essen in 2009.
Leslie Auld was appointed as our Senior Vice President, Chief Financial Officer in September 2018. She has over twenty-five years of accounting, finance and pharmaceutical industry experience, with increasingly senior roles at PricewaterhouseCoopers,

Helix BioPharma Corp., Luminex Diagnostics (formerly TM BioScience Corp.), Attwell Capital Inc. (formerly Fralex Therapeutics) and GeneNews Limited. A Chartered Professional Accountant, Ms. Auld graduated with an Honors Bachelor of Science degree in Pharmacology & Toxicology from the University of Western Ontario and has a Master of Business Administration degree from the University of Toronto.
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
Dr. Brent Norton has served as a director on our Board since 2018. Dr. Norton is a business leader in the life science industry with operational and director experience across several successful enterprises which have achieved significant product sales and returns for investors. He uses his cross functional knowledge to develop strategy, raise capital and build important relationships in the academic and business community. Dr. Norton founded PreMD, completing IPO’s and listings on both the Toronto Stock Exchange and the American Stock Exchange. Operationally, he has research and development and commercial operations, led transactions with AstraZeneca, Eli Lilly, L’Oreal, Parke Davis/Pfizer, etc., and taken products through the FDA to global out-licensing with Johnson & Johnson. He is a founding Director of Novadaq Technologies (TSX:NDQ, NASDAQ:NVDQ) and was recently sold to Stryker Corporation. Dr. Norton has been an active member of several boards in Canada and the United States. He is a Venture Partner at Lumira Capital, Executive Chairman & CEO of Ortho RTI, a member of the Research Committee for CAMH, an Advisory BOD member for the Ivey International Centre for Health Innovation, a Director of Alpine Ontario and Past-President and Director of the Osler Bluff Ski Club.
Jonathan Pollack has served as a director on our Board since 2018. Mr. Pollack is the President of The JMP Group, a private investment and consulting firm.  He is also a director of several public and private companies including CECO Environmental Corp. (NASDAQ:CECE) and is an officer of AcuityAds Holdings, Inc. (TSX-V:AT).  Mr. Pollack also served as a director of API Technologies Corp. (NASDAQ: ATNY), Pinetree Capital Ltd. (TSX:PNP), Hanfeng Evergreen Inc. (TSX:HF) and Lifebank Corp. (TSX-V:LBK). Previously, he served as Executive Vice President of API Technologies Corp. (NASDAQ:ATNY), a leading provider of RF/microwave, microelectronics and security technologies for critical and high-reliability applications from 2009 and as a director from 2007 until January 2011 when it was sold.  From March 2005 through its sale in 2009, he served as the Chief Financial Officer and Corporate Secretary of Kaboose Inc. Prior thereto, he worked in investment banking in New York. Mr. Pollack received a Master of Science in Finance from the London School of Economics and a Bachelor of Commerce from McGill University. He sits on the boards of several philanthropic organizations including the Mt. Sinai Hospital Foundation, the Crescent School Foundation, and the Sterling Hall School Foundation.
Robin Smith Hoke has served as a director on our Board since 2018. Ms. Hoke is a business and legal executive with over 25 years of healthcare and pharmaceutical experience in various legal and business roles where she focused on operations, strategy, business development, acquisitions, strategic relationships, and commercialization. Ms. Hoke currently serves as President & CEO of Leiters, a 503B FDA registered outsourcing service provider with manufacturing facilities in Denver, Colorado and San Jose, California. She also serves as a member of the Board of Directors of Camargo Pharmaceutical Services, LLC., a privately held 505(b)(2) global drug development and regulatory services company in Cincinnati, Ohio. She previously served as a member of the board of Oncobiologics, Inc., a publicly held clinical stage biopharmaceutical company focused on identifying, developing, manufacturing and commercializing complex biosimilar therapeutics. She previously served as chair of the Board of Directors and interim chief executive officer at Ricerca Biosciences, LLC, a pre-clinical CRO. Prior to Ricerca, Ms. Hoke served as the president of GeneraMedix, Inc., a specialty generic injectable company and held senior legal and business roles at Cardinal Health, Inc. She also spent time with Abbott Laboratories, Inc., and served as a partner in the business law firm of Kegler, Brown, Hill & Ritter, Co., L.P.A.
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
There are no family relationships between any of the persons named above and no arrangement with any customers, major shareholders, suppliers or others pursuant to which any person above was selected as a director or executive officer.

B.	Compensation
Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person's home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2018: €1.000 = U.S.$1.181 and CAN$1.000 = U.S.$0.772; for the financial year ended December 31, 2017: €1.000 = U.S.$1.198 and CAN$1.000 = U.S.$0.797; for the financial year ended December 31, 2016: €1.000 = U.S.$1.110 and CAN$1.000 = U.S.$0.754.
Compensation of Outside Directors
The compensation paid to members of our Board who are not our employees (our "Outside Directors") is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Nominating, Governance and Compensation Committee (the "NGCC"). The NGCC is composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Juergen Ernst and Ms. Robin Smith Hoke.
Retainers
Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Annual retainers are paid on a quarterly basis to our Outside Directors. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law. Members of the Strategic Review Committee (the "SRC") were granted a monthly retainer in the amount of U.S. $7,500 from July 2017 up to and including January 2018, Ms. Egbert and Mr. Ernst deferred payment of their SRC retainers to 2018.

Type of Compensation	Annual Retainer for the year 2018	Monthly Retainer for January 2018
Chair of the Board Retainer	80,000	-
Board Member Retainer	40,000	-
Audit Committee Chair Retainer	20,000	-
Audit Committee Member Retainer	5,000	-
NGCC Chair Retainer	15,000	-
NGCC Member Retainer	3,000	-
SRC Chair Retainer	-	7,500
SRC Member Retainer	-	7,500
All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Outstanding Awards
The following table shows all awards outstanding to each Outside Director as at December 31, 2018:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(1)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested(2)
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)	(mm-dd-yyyy)	(#)	($)
Cardiff, Michael	05-10-2016	20,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	53,400	—	—	—
	—	—	—	—	—	05-08-2018	23,000	67,620
Egbert, Carolyn	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	53,400	—	—	—
	—	—	—	—	—	05-08-2018	23,000	67,620
Ernst, Juergen	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	53,400	—	—	—
	—	—	—	—	—	05-08-2018	23,000	67,620
Smith Hoke, Robin	—	—	—	—	—	05-08-2018	23,000	67,620
Limoges, Gérard	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	53,400	—	—	—
	—	—	—	—	—	05-08-2018	23,000	67,620
Norton, Brent	—	—	—	—	—	05-08-2018	23,000	67,620
Pollack, Jonathan	—	—	—	—	—	05-08-2018	23,000	67,620

(1)
Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2018) of $2.94 and the exercise price of the options, multiplied by the number of unexercised options.

(2)	The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2018) of $2.94
See "Summary of the Stock Option Plan" for more details on the Company's second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders on May 10, 2016 ("Stock Option Plan") and see "Summary of Long-Term Incentive Plan" for more details on the Company's long-term incentive plan adopted by the Board of Directors on March 27, 2018, and ratified by the shareholders on May 8, 2018 ("Long-Term Incentive Plan").

Total Compensation of Outside Directors
The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2018 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency, Messrs. Cardiff, Limoges, Norton and Pollack were paid in Canadian dollars. Mses. Egbert and Smith Hoke were paid in U.S. dollars and Mr. Ernst was paid in euros.

Name	Fees earned(1)	Share-based Awards(2)	Option-based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Cardiff, Michael	53,555	41,170	—	—	—	—	94,725
Egbert, Carolyn(3)	177,500	41,170	—	—	—	—	218,670
Ernst, Juergen	51,065	41,170	—	—	—	—	92,235
Smith Hoke, Robin	27,879	41,170	—	—	—	—	69,049
Limoges, Gérard	67,500	41,170	—	—	—	—	108,670
Norton, Brent	29,176	41,170	—	—	—	—	70,346
Pollack, Jonathan	29,176	41,170	—	—	—	—	70,346
_________________________

(1)
In respect of our financial year ended December 31, 2018, we paid an aggregate amount of $450,577 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based awards and option-based awards granted in 2018.

(2)
Amounts shown represent the value of the DSUs on the grant date ($1.79). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

(3) Ms. Egbert was awarded a cash bonus in the amount of $75,000.
Compensation of Executive Officers
The following is disclosure of information related to the compensation that we paid to our “Named Executive Officers” during 2018. For the 2018 year, our "Named Executive Officers" were as follows:

•	Mr. Michael V. Ward, who currently serves as President and Chief Executive Officer as an employee;

•	Mr. James Clavijo, who served as Chief Financial Officer as an employee from March 5, 2018 to September 24, 2018;

•	Ms. Leslie Auld, who currently serves as Senior Vice President, Chief Financial Officer as an independent contractor from September 24, 2018; and

•
Dr. Richard Sachse, who served as Senior Vice President and Chief Scientific and Chief Medical Officer until June 14, 2018, Mr. Brian Garrison, who currently serves as Senior Vice President, Global Commercial Operations, and Eckhard Guenther, who currently serves as Vice President, Alliance Management, who were our three most highly compensated executive officers (other than our Chief Executive Officer and our current and former Chief Financial Officer) during 2018.

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
Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders of Aeterna on May 10, 2016 (the "Stock Option Plan"), and presently granted under the Company's long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna on May 8, 2018 (the "Long-Term Incentive Plan"), established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.
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
Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Long Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units, deferred share units and others).
Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable

North American organizations in the life sciences industry. We also contribute to our North American employees' retirement plans up to an annual maximum amount of $11,200 for employees in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.
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
In 2013, the NGCC retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the NGCC that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the NGCC that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The NGCC did not repeat or update the benchmarking process in 2014 - 2018 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the NGCC, as a matter of good governance, annually reviews and assesses the Company's current compensation program and makes appropriate adjustments, if any.
In June 2018, the NGCC retained Bowers Consulting LLC (“Bowers”), an independent compensation consulting firm, to assist the NGCC in analyzing the Corporation’s director and executive compensation. The Corporation paid fees to Bowers in the amount of $5,400.
Risk Assessment of Executive Compensation Program
The Board, through the NGCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The NGCC has considered in general terms the concept of risk as it relates to our executive compensation program.
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The NGCC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The NGCC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the NGCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The NGCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.
Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors' remuneration. Options to acquire Common Shares and other equity-based awards issued pursuant to our Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.
2018 Compensation
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
Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC's recommendation, adopted the following performance objectives for 2018:

Goal		Result
Commercialization of Macrilen™ (macimorelin) in Europe and ROW	Assuming EMA approval, develop strategy and implementation plan for commercialization through the out-licensing of Macrilen™ (macimorelin) for Europe and ROW
The Board developed and approved a strategy to out-license macimorelin for the ROW, but the Corporation did not secure acceptable ROW agreements in 2018. The Corporation subsequently (in 2019) engaged Torreya to assist in identifying and executing upon such opportunities.

Successfully execute the board-approved strategy and implementation plan.
Not completed. The Board approved a strategy and implementation plan to pursue commercialization opportunities for macimorelin for the ROW and to implement non-macimorelin related opportunities. The Corporation explored several potential opportunities, but none resulted in a transaction that was acceptable to the Corporation.

	Deploy all effective resources to ensure timely EMA approval of Macrilen™ (macimorelin).	Completed. EMA approval of macimorelin was obtained in January 2019 based on the work of the Corporation during 2018.
Commercialization of Macrilen™ (macimorelin) in United States and Canada	Provide effective support to Strongbridge in its commercialization efforts to ensure Macrilen™ (macimorelin) is timely marketed in 2018.	Not completed. The Corporation provided support, but efforts were slowed due to Strongbridge’s sale of its license rights to Novo Nordisk A/S in December 2018.
Ensure effective clinical studies are in place to obtain approval of pediatric indication of Macrilen™ (macimorelin).
In progress. The Corporation is collaborating with Novo Nordisk (and previously with Strongbridge) and is providing appropriate activities with respect to the ongoing clinical studies that are required to obtain approval for the pediatric indication of Macrilen™.

Improve operations	Manage costs and control expenses to maximize cash conservation.
In progress. The Corporation is focused on cost-savings and cash conservation. To this end, the Corporation reduced operating costs in both Germany and the United States in 2018. This continues to be an important objective in 2019.

Provide cash forecast by month on a 24-month projection.
The Corporation remains focused on aligning essential personnel, both in Germany and the United States, with the Corporation’s strategy and improving cost-effectiveness. In 2018, this included the termination of employment of certain employees.

Ensure effective and efficient use of resources and personnel.
The Corporation remains focused on aligning essential personnel, both in Germany and the United States, with the Corporation’s strategy and improving cost-effectiveness. In 2018, this included the termination of employment of certain employees.

	Ensure that performance milestones for key managers align with and support CEO milestones.	Completed.
Long-Term Equity Compensation
The Board approved an award of 50,000 stock options at an exercise price of $1.46, to Mr. Ward on April 2, 2018 in accordance with the Stock Option Plan. The Board approved an award of 100,000 stock options at an exercise price of $2.11, to Mr. Ward on June 22, 2018, in accordance with the Long-Term Incentive Plan.
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
There were 628,685 options outstanding under the Stock Option Plan representing approximately 3.82% of all issued and outstanding Common Shares on March 29, 2019. The proposed number of Common Shares issuable pursuant to the Long-Term

Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. The Company does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.
Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a "Participant") may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.
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
Summary of the Long-Term Incentive Plan
The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Company.

The NGCC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the NGCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.
Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Company or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Company securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Company may also participate in the Long-Term Incentive Plan.
The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights, stock awards, stock unit awards, performance shares, cash-based performance units and other stock-based awards, each of which may be granted separately or in tandem with other awards.
The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 261,000 awards outstanding under the Long-Term Incentive Plan representing approximately 1.59% of all issued and outstanding Common Shares on March 26, 2019. See above for a complete description of the Stock Option Plan.
The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.
The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.
Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.
Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.
Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):
•Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

•During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and
•During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of common shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.
In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Company:
•stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
•restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and
•restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law.
The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.
The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Company or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.
Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2018:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)		(#)	($)
Auld, Leslie	—	—	—	—	—	—	—	—
Clavijo, James(3)	—	—	—	—	—	—	—	—
Garrison, Brian	11/17/2015	500	116.00	11/17/2022	—	—	—	—
	12/21/2015	3,000	4.58	12/21/2022	—	—	—	—
	12/06/2016	2,500	3.45	12/06/2023	—	—	—	—
Guenther, Eckhard	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—
	11/08/2016	398	3.50	11/08/2023	—	—	—	—
	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—
Sachse, Richard(4)	—	—	—	—	—	—	—	—
Ward, Michael V.	08/15/2017	150,000	2.05	08/15/2024	133,500	—	—	—
	04/02/2018	50,000	1.46	04/02/2025	74,000	—	—	—
	06/22/2018	100,000	2.11	06/22/2025	83,000	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2018.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2018) of $2.94 and the exercise price of the options, multiplied by the number of unexercised options.

(3)
Mr. Clavijo ceased to be Chief Financial Officer on September 24, 2018. All outstanding stock options held by Mr. Clavijo were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(4)	Dr. Sachse's employment was terminated effective June 14, 2018. All outstanding stock options held by Dr. Sachse were cancelled in accordance with the provisions of the Stock Option Plan.
There were no share-based awards outstanding to our Named Executive Officers at December 31, 2018.
Incentive Plan Awards - Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2018:

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Auld, Leslie	—	—	—
Clavijo, James	—	—	—
Garrison, Brian	3,074	—	35,000
Guenther, Eckhard	12,299	—	—
Sachse, Richard	—	—	120,000
Ward, Michael V.	—	—	35,000

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2018, 2017 and 2016. All amounts in the table below are in U.S. dollars. All cash amounts paid to Messrs. Ward, Clavijo and Garrison were paid in U.S. dollars, Ms. Auld’s cash payments were made in Canadian dollars and Dr. Sachse and Mr. Guenther’s cash payments were made in euros.
SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Years	Salary	Share based awards	Option based awards (1)	Annual incentive plan	Long-term incentive plans	Pension Value	All other compensation	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Ward, Michael V. President and Chief Executive Officer	2018	325,000	—	227,241	35,000	—	—	—	587,241
	2017	121,461	—	242,495	—	—	—	—	363,956
	2016	—	—	—	—	—	—	—	—
Clavijo, James(2) Former Chief Financial Officer	2018	190,574	—	130,240	—	—	—	137,500	458,314
	2017	—	—	—	—	—	—	—	—
	2016	—	—	—	—	—	—	—	—
Auld, Leslie Senior Vice President, Chief Financial Officer	2018	62,385	—	—	—	—	—	—	62,385
	2017	—	—	—	—	—	—	—	—
	2016	—	—	—	—	—	—	—	—
Sachse, Richard(4) Former Senior Vice President, Chief Scientific Officer and Chief Medical Officer	2018	403,297	—	—	—	—	—	—	403,297
	2017	222,000	—	—	120,000	—	37,067	—	379,067
	2016	222,000	—	257,000	55,500	—	37,067	—	571,567
Garrison, Brian Senior Vice President, Global Commercial Operations	2018	235,015	—	3,550	35,000	—	—	—	273,565
	2017	—	—	—	—	—	—	—	—
	2016	—	—	—	—	—	—	—	—
Guenther, Eckhard Vice President, Alliance Management	2018	191,242	—	—	13,154	—	3,298	—	207,694
	2017	155,318	—	—	—	—	2,970	—	158,288
	2016	152,510	—	27,797	—	—	2,851	—	183,158
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
November 9, 2016	$3.50	80.35%
December 6, 2016	$3.45	80.57%
December 16, 2016	$3.80	80.68%
August 15, 2017	$2.05	78.86%
April 2, 2018	$1.46	77.57%
June 22, 2018	$2.11	80.86%

(2)
Mr. Clavijo received a severance payment of $137,500 following the date that he ceased to be the Chief Financial Officer on September 24, 2018. All outstanding stock options held by Mr. Clavijo were cancelled in accordance with the provisions of the Stock Option Plan.

(3)
We maintained a reinsured benevolent fund (Rückgedeckte Unterstützungskasse), which is a type of private defined contribution pension plan, for Dr. Sachse. We contributed to a private pension provider an amount equal to 2.4% of Dr. Sachse’s salary, up to a monthly salary limit of €6,050, plus an additional contribution of 18% of the amount of Dr. Sachse’s salary that exceeds the monthly limit. Dr. Sachse also contributed a percentage of his salary to the plan. We are liable to Dr. Sachse for the pension benefits that have been promised, if the private pension provider does not, or cannot, pay the promised pension payments. We obtained reinsurance against the insolvency or liquidation of the private pension provider. The table below sets forth additional information regarding Dr. Sachse’s pension plan. The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to Dr. Sachse’s contributions to the pension plan during the year ended December 31, 2018, as well as changes in the foreign exchange rate, his contributions being made in euros.

Accumulated value at start of year	Compensatory	Accumulated value at year end
$133,639	$12,258	$145,897
Compensation of the Chief Executive Officer
The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled "Compensation of Executive Officers", and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.
Mr. Ward's total earnings during the financial year ended December 31, 2018 was $360,000 including an incentive bonus in the amount of $35,000.
For the financial year ended December 31, 2018, the Board approved an award of 50,000 stock options at an exercise price of $1.46, to Mr. Ward on April 2, 2018, in accordance with the Stock Option Plan. The Board approved an award of 100,000 stock options at an exercise price of $2.11, to Mr. Ward on June 22, 2018, in accordance with the Long-Term Incentive Plan.
See "Long-Term Equity Compensation Plan of Executive Officers - Summary of the Stock Option Plan", for a complete description of the Stock Option Plan. See "Long-Term Equity Compensation Plan of Executive Officers - Summary of the Long-Term Incentive Plan", for a complete description of the Long-Term Incentive Plan.
Pension, retirement or similar benefits
As at December 31, 2018, the Company and its subsidiaries had accrued pension, retirement or similar benefits obligations amounting to $13.1 million. See note 18 - Employee future benefits, to the audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

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
The current members of the Audit Committee are Gérard Limoges (Chair), Brent Norton, and Jonathan Pollack.

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
The NGCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The NGCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the NGCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The NGCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.
The current members of the Compensation Committee are Carolyn Egbert (Chair), Juergen Ernst and Robin Smith Hoke.

D.	Employees
As at December 31, 2018, we had a total of 22 active employees, of which  18  are based in Frankfurt, Germany. The remaining four employees are based in the United States and our CFO is based in Toronto, Canada. Our employees are engaged in the following activities: (i)  12 are engaged in research and development, regulatory affairs and quality assurance; (ii) four are involved in commercial operations and business development; and (iii) 6 are involved in various administrative functions, including finance and accounting. We do not employ any sales representatives. Under the  German Restructuring Plan started in 2017 , 14 employees left our German subsidiary in 2018 (22 were terminated in 2017, three of them left in 2017, 14 of them left in 2018. Five of the employees who were terminated in 2017 were re-employed in 2018). The Managing Director of the German site was replaced during 2018.
We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership
The table below sets forth information as of March 29, 2019 provided to us by our directors and executive officers concerning their ownership of Common Shares and stock options of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options
Auld, Leslie	—	—	—	—
Cardiff, Michael(3)	—	—	87,850	87,850
Clavijo, James(4)	—	—	—	—
Egbert, Carolyn	1,920	*	77,850	5,951
Ernst, Juergen	1,348	*	77,850	5,951
Garrison, Brian	—	—	6,000	—
Guenther, Eckhard	—	—	15,398	6,801
Hoke Smith, Robin	—	—	—	—
Limoges, Gérard	1,200	*	77,850	5,951
Norton, Brent	—	*	—	—
Pollack, Jonathan	—	*	—	—
Sachse, Richard(5)	—	—	—	—
Teifel, Michael	—	—	30,350	13,451
Ward, Michael V.	—	—	—	—
Total	4,468	*	373,148	125,955
________________________

*	Less than 1%

(1)	Based on 16,440,760 Common Shares outstanding as at December 31, 2018.

(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption "Outstanding Option-Based Awards and Share-Based Awards".

(3)
Mr. Cardiff resigned from the Board for personal reasons in March 2019. At such time, the Board amended the Stock Option Plan to accelerate vesting of Mr. Cardiff’s stock options. His stock options will remain exercisable until the seventh business day following the end of the current blackout period, following which time any unexercised options of Mr. Cardiff will be forfeited and cancelled.

(4)
Mr. Clavijo ceased to be the Company's Chief Financial Officer on September 24, 2018. All outstanding stock options held by Mr. Clavijo were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(5)	Dr. Sachse employment was terminated effective June 14, 2018. All outstanding stock options held by Dr. Sachse were cancelled in accordance with the provisions of the Stock Option Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders
We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 29, 2019, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders). The ownership percentages reflected below are based on 16,440,760 Common Shares outstanding as of March 26, 2019. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of the Company.

Beneficial Owner	No. of Common Shares	Percentage
J. Goldman & Co., L.P. J. Goldman Capital Management, Inc. Jay G. Goldman[1]	997,494	6.067201%

[1] Based solely on a Schedule 13G, dated February 11, 2019, filed by J. Goldman & Co., L.P. (“JGC”), J. Goldman Capital Management, Inc. (“JGCM”) and Jay G. Goldman (“JGG”) with the SEC. As indicated in that statement, JGC, JGCM, and JGG possess shared voting and dispositive power with respect to all of such Common Shares, all of which are beneficially owned by J. Goldman Master Fund, L.P.

Changes in Percentage Ownership by Major Shareholders

We had no major shareholders in 2016 or 2017. During 2018, the above listed major shareholders became major shareholders due to the acquisition of over 5% of our outstanding Common Shares.
United States Shareholders
Based on a review of the information provide to us by our transfer agent, as at March 7, 2019, there were thirteen holders of record of our Common Shares, of which two were registered with an address in the United States holding in the aggregate approximately 99.8% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker "street names."

B.	Related party transactions
Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

C.	Interests of experts and counsel
Not required.

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
Not Applicable, except for Item 9A(4). Our Common Shares are listed on both NASDAQ and TSX under the symbol "AEZS". The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on NASDAQ and on the TSX:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2018	3.87	1.19	5.10	1.53
2017	3.65	0.84	4.81	1.13
2019
First quarter [1]	4.27	3.03	5.70	4.12
2018
Fourth quarter	3.87	1.30	5.10	1.69
Third quarter	2.03	1.60	2.69	2.10
Second quarter	2.62	1.19	3.34	1.53
First quarter	2.41	1.46	3.01	1.89
2017
Fourth quarter	2.70	1.87	3.48	2.38
Third quarter	2.87	0.98	3.57	1.28
Second quarter	3.35	0.84	4.50	1.13
First quarter	3.65	2.45	4.81	3.24

(1)     Up to and including March 28, 2019.

B.	Plan of distribution
Not applicable.

C.	Markets
Our Common Shares are listed and posted for trading on both NASDAQ and the TSX under the symbol "AEZS".

D.	Selling shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the issue
Not applicable.

Item 10.	Additional Information

A.	Share capital
Not required.

B.	Memorandum and articles of association
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
Directors
The minimum number of directors we must have is five and the maximum number is 15. In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. None of the Articles, the bylaws and the CBCA impose any mandatory retirement requirements for directors.
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

Share Capitalization
Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the "First Preferred Shares") and second preferred shares (the "Second Preferred Shares" and, together with the First Preferred Shares, the "Preferred Shares"), both issuable in series. As at March 29, 2019, there were approximately 16.4 million Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.
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
Warrants
For a description of our Warrants, see note 17 - warrant liability, to the audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.
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
Amended and Restated Shareholder Rights Plan
The Board of Directors of the Corporation approved a shareholder rights plan of the Corporation on March 29, 2016, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Corporation on May 10, 2016 (the “Existing Rights Plan”). The Existing Rights Plan was implemented to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or other acquisition of control of the Corporation.
Pursuant to the terms of the Existing Rights Plan, the Existing Rights Plan will expire upon the termination of the Meeting unless shareholders ratify its continued existence. The Board of Directors reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as the evolving practices of public corporations in Canada, with respect to shareholder rights plan design and has made some minor amendments thereto as a result.
The Board of Directors determined it appropriate and in the best interests of the shareholders to continue the Existing Rights Plan and approved the amended and restated shareholder rights plan (the "Rights Plan") on March 26, 2019. The Rights Plan will take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders scheduled to be held on May 8, 2019.
If the Rights Plan is approved by the shareholders, the Existing Rights Plan will be amended as set forth below:

•
the provisions in which future shareholder approval is required to ratify the continued existence of the Rights Plan will be revised to specify that such events will occur at every third annual meeting of the shareholders subsequent to the annual meeting of shareholders whereby the Rights Plan is initially approved, as well as the addition of certain provisions in respect of the effective date of the plan to give effect to the fact that the Rights Plan is in effect a continuation of the Existing Rights Plan;

•	the definition of “Acquiring Person” will exclude Convertible Security Acquisitions (as defined below);

•	the definition of “Beneficial Owner”, “Beneficial Ownership” and “Beneficially Own” will:

•
exclude securities that may be acquired pursuant to any agreement related to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon shareholder approval prior to such Person acquiring such securities; and

•
include securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person, other than Permitted Lock-up Agreements;

•
“Convertible Security Acquisitions” will be defined to mean an acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities, where such Convertible Securities are acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

•
“Market Price” will be defined to mean the average of the daily closing price per security on the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions;

•	the definition of “Permitted Lock-Up Agreement” will be added (as described below); and

•	certain other amendments of a non-substantive, “housekeeping” nature have been made to provide for greater clarity and consistency.
Other than the amendments as described above, the Rights Plan is substantially similar to the Existing Rights Plan.
Objectives and Background of the Rights Plan
The fundamental objectives of the Rights Plan are to provide adequate time for our Board and shareholders to assess an unsolicited take-over bid for us, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.
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
Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Rights Plan. A draft of the Rights Plan is available at the following websites: www.zenataris.com, www.sedar.com and www.sec.gov.
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
Definition of Market Price
Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.
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
A bidder may enter into Permitted Lock-up Agreements with our shareholders ("Locked-up Persons") who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).
A Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.
The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no "break up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.
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
Term
The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Corporation to be held in 2022 and at every third annual meeting of the Corporation thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).
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
The Investment Act requires any person that is a "non-Canadian" (as defined in the Investment Act) who acquires "control" (as defined in the Investment Act) of an existing Canadian business to file either a pre-closing application for review or a post-closing notification with Innovation, Science and Economic Development Canada.
As of February 2, 2019, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.045 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), which as of March 2019 include investors ultimately controlled by nationals of Australia, Chile, Colombia, EU member states, Honduras, Japan, Korea, Mexico, New Zealand, Panama, Peru, Singapore, the United States or Vietnam, the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds C$1.568 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the "enterprise value"

of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.
As such, under the Investment Act, the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor or a trade agreement investor, including a U.S. investor, would be reviewable only if the enterprise value of our assets exceeds the specified threshold for review.
Where the acquisition of control is a reviewable transaction, the Investment Act generally prohibits the implementation of the reviewable transaction unless, after review, the relevant Minister is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada.
The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of "control" of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state-owned enterprises. Other than in connection with a "national security" review, discussed below, certain transactions in relation to our Common Shares would be exempt from the Investment Act including:

•	the acquisition of our Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

•
the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

•
the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

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
Other than as disclosed herein under "Amended and Restated Shareholder Rights Plan" and below, and except for contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our subsidiaries is a party.
License and Assignment Agreement
On January 16, 2018, the Company, through AEZS Germany, entered into a license and assignment agreement (the "License and Assignment Agreement") with Strongbridge, to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.
The Company received a cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in U.S. or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4,000,000 on achieving $25,000,000 annual net sales,

•	$10,000,000 on achieving $50,000,000 annual net sales,

•	$20,000,000 on achieving $100,000,000 annual net sales,

•	$40,000,000 on achieving $200,000,000 annual net sales, and

•	$100,000,000 on achieving $500,000,000 annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from the licensee.
The licensee will fund 70% of the costs of a pediatric clinical submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The License and Assignment Agreement will expire at the end of a defined royalty period in each of the U.S. and Canada (the "Territory"), at which time the license that the Company granted will become irrevocable, fully paid-up, perpetual and royalty-free in such country. The licensee has the right to terminate the License and Assignment Agreement if there is a safety concern related to Macrilen™ (macimorelin), withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. believed to be permanent, two hundred and seventy (270) days' prior written notice, or if the Company commits a material breach of any term of the License and Assignment Agreement that it fails to cure within 90 days after receiving written notice of the breach. The Company has the right to terminate the License and Assignment Agreement if the licensee commits a material breach of any term of the License and Assignment Agreement that it fails to cure within 90 days after receiving written notice of the breach. If the breach relates to Canada then the Company shall only have the right to terminate the License and Assignment Agreement in relation to Canada. If the breach relates to the United States, then the Company shall have the right to terminate the License and Assignment Agreement in its entirety.
The License and Assignment Agreement contains customary provisions related to, among other things, confidentiality and non-disclosure, representations and warranties, indemnity and dispute resolution. The License and Assignment Agreement is governed by the laws of the State of New York, United States.
The License and Assignment Agreement is incorporated by reference as Exhibit 4.3 to this Annual Report on Form 20-F.
Effective December 19, 2018, Strongbridge sold its rights to Macrilen™ (macimorelin) in Canada and the United States to Novo and Novo will fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the United States for up to three years.
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
The Master Collaboration Agreement, the Sinopharm License Agreement and the Tech Transfer Agreement are incorporated by reference as Exhibits 4.9, 4.10 and 4.11 to this Annual Report on Form 20-F.
Employment and Service Agreements
We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement with each of our Named Executive Officers. We terminated Dr. Sachse’s employment on January 17, 2018, effective June 14, 2018, and terminated Mr. Clavijo’s employment on September 24, 2018.
The employment and change of control agreements of Mr. Ward, the employment and change of control agreements of Mr. Clavijo. and the consulting agreement of Ms. Auld described below are filed as Exhibits 4.4, 4.5, 4.6, 4.7 and 4.8 to this Annual Report on Form 20-F.
Michael Ward
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
James Clavijo
We entered into an employment agreement and a change of control agreement with Mr. James Clavijo, Chief Financial Officer. Mr. Clavijo left the Company in September 2018, at which time, he received a severance payment in accordance with his employment agreement.
Leslie Auld
We entered into a consulting agreement with Leslie Auld, Senior Vice President, Chief Financial Officer, effective as of September 24, 2018 (the "Consulting Agreement"). The Consulting Agreement provides that Ms. Auld (the "Consultant") will perform specified services for us for up to 120 hours per month. The Consultant will be paid $150 per hour (plus HST) (the “base fees”) for these services. Additionally, the Consultant will be paid for up to eight (8) hours of travel time per round trip, at a rate of $150 per hour.

The Consulting Agreement may be terminated by either party for convenience, upon thirty (30) days written notice. The Consulting Agreement may also be terminated by us upon the material breach or default of any provision of the Consulting Agreement by the Consultant, immediately upon the Consultants death or upon the parties’ mutual agreement. In the event of termination, the Consultant will be entitled to receive any outstanding base fees and reimbursement for incurred expenses to the effective date of termination.
The Consulting Agreement provides the Consultant indemnifies us from and against any and all claims, costs, liabilities, damages, charges and expenses arising out of the Consulting Agreement or the services, including in respect of misclassification.
The table below shows estimated incremental payments triggered pursuant to termination of employment of our Named Executive Officers who remained employed on December 31, 2018. The amounts shown are in U.S. dollars.

Name	Termination Provisions Value ($)(1) (2)
Auld, Leslie	0
Garrison, Brian	0
Guenther, Eckhard	94,800
Ward, Michael V.	487,500

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2018).

(2)
Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

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
Additional considerations, not discussed herein, may be applicable to a holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-

resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.
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
The Company believes it was a PFIC for the 2015 taxable year but not for the 2016, 2017 and 2018 taxable years. However, the fair market value of the Company's assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company's income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for 2018 or any future taxable year. U.S. Holders should consult their tax advisors regarding the Company's PFIC status.
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
Dividends
Subject to the PFIC rules discussed above, any distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and generally will not be eligible for the dividends received deduction generally allowed to corporations.
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
Dividends paid to non-corporate U.S. Holders by the Company in a taxable year in which it is treated as a PFIC, or in the immediately following taxable year, will not be eligible for the special reduced rates normally applicable to long-term capital gains. In all other taxable years, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. (including a minimum holding period requirement). The Company believes it was not a PFIC for the 2018 taxable year. However, no assurance can be provided that the Company will not be classified as a PFIC for 2019 and, therefore, no assurance can be provided that a U.S. Holder will be able to claim a reduced rate for dividends paid in 2019 or 2020 (if any).
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

F.	Dividends and paying agents
Not required.

G.	Statement by experts
Not required.

H.	Documents on display
In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the Canadian Securities Administrators' electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes our Management Information Circular for our annual meeting of shareholders to be held on May 8, 2019 to be furnished to the SEC on Form 6-K, which provides information including directors' and officers' remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2018 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

I.	Subsidiary information
Not required.

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
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, market risk (share price risk) and foreign exchange risk and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2018 trade accounts receivable for an amount of approximately $197 were with four counterparties of whichl $55 was past due and impaired and impaired amounts were fully reserved and not a part of the balance .
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. On this basis, as at December 31, 2018, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macemorelin). The licensee has paid all amounts owing within 90 days of invoicing.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 - Capital disclosures of our financial statements included in this Form 20-F, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 2 - Assessment of liquidity and management's plans. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with AGHD. On January 16, 2018, the Company, through AEZS Germany entered into the License and Assignment Agreement. The License and Assignment Agreement will contribute to fulfilling the Company's future obligations.
(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, as further described in note 17 of our financial statements included in this Form 20-F as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $1.19 to $3.87 during the year ended December 31, 2018.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net income related to the warrant liability held at December 31, 2018 would be as follows:

(in thousands)	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,634	1,792	(1,504)
Total impact on net income – (decrease) / increase		1,792	(1,504)
Foreign currency risk
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are therefore subject to foreign currency transaction and translation gains and losses.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities
Not required.

B.	Warrants and rights
Not required.

C.	Other securities
Not required.

D.	American depositary shares
Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2018. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2018.
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
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2018.

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Our Board has determined that we have at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert is Mr. Gérard Limoges, FCPA, FCA, the Audit Committee's Chairman. In accordance with Item 16A, paragraph (d) of Form 20-F, the designation of Mr. Limoges as our audit committee financial expert does not: (i) make Mr. Limoges an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other current members of the Audit Committee are Messrs. Brent Norton and Jonathan Pollack, each of whom, along with Mr. Limoges, is independent, as that term is defined in the NASDAQ listing standards. For a description of their respective education and experience, please refer to "Item 6. – Directors, Senior Management and Employees".

Item 16B.	Code of Ethics
On December 16, 2017, the Board adopted a "Code of Conduct and Business Ethics", which replaced the then existing Code of Ethical Conduct as of January 1, 2018. The Code of Conduct and Business Ethics expanded on the previous Code of Ethical Conduct to provide additional details of expected conduct of all employees and directors of the Company, including specific obligations the Company and its employees has as a member of the healthcare industry. We selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to our Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is incorporated by reference as Exhibit 11.1 to this Annual Report on Form 20-F and is also available on our Web site at www.zentaris.com under the Investors - Corporate Governance tab. The Code of Ethical Conduct is a "code of ethics" as defined in paragraph (b) of Item 16B to Form 20- F. The Code of Ethical Conduct applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. On December 4, 2014, our Board of Directors adopted a "Code of Business Conduct and Ethics for Members of the Board of Directors", which is incorporated by reference as Exhibit 11.2 to this Annual Report on Form 20-F. We will provide these documents without charge to any person or company upon request to our Corporate Secretary, at our head office at 315 Sigma Drive, Summerville, South Carolina 29486.

Item 16C.	Principal Accountant Fees and Services
(All amounts are in U.S. dollars)

(a)	Audit Fees
During the financial years ended December 31, 2018 and 2017, the Company's principal accountant, PricewaterhouseCoopers LLP, billed $563,558 and $506,309, respectively, for the audit of the Company's annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees
During the financial years ended December 31, 2018 and 2017, the Company's principal accountant, PricewaterhouseCoopers LLP, billed $37,663 and $113,430, respectively, for audit or attest services not required by statute or regulation, for accounting consultations on proposed transactions, for the review of prospectuses and prospectus supplements, including the delivery of customary consent and comfort letters in connection therewith.

(c)	Tax Fees
During the financial years ended December 31, 2018 and 2017, the Company's principal accountants, PricewaterhouseCoopers LLP billed $36,224 and $5,426, respectively, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees
During the financial years ended December 31, 2018 and 2017, the Company's principal accountant, PricewaterhouseCoopers LLP, did not bill us for services not included in audit fees, audit-related fees and tax fees.

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
For each of the years ended December 31, 2018 and 2017, there were no non-audit services provided by our external auditor that required the approval from the Audit Committee pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services.

(f)	Work performed by Full-time, Permanent Employees of Principal Accountant
During the financial year ended December 31, 2018, no person other than the full-time, permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed more than 50% of the audit work on our financial statements.

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
The financial statements appear on pages 95 to 137.

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended
December 31, 2018, 2017 and 2016
(presented in thousands of U.S. dollars)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of changes in shareholders’ (deficiency) equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

“/s/PricewaterhouseCoopers LLP”

Toronto, Ontario, Canada
March 28, 2019

We have served as the Company’s auditor since 1993.

Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	14,512	7,780
Trade and other receivables (note 8)	294	221
Inventory (note 9)	240	554
Prepaid expenses and other current assets (note 10)	1,210	826
Total current assets	16,256	9,381
Restricted cash equivalents (note 11)	418	381
Property, plant and equipment (note 12)	65	101
Deferred tax assets (note 20)	—	3,479
Identifiable intangible assets (note 13)	62	90
Other non-current assets	—	150
Goodwill (note 14)	8,210	8,613
Total Assets	25,011	22,195
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,966	2,814
Provision for restructuring and other costs (note 16)	887	2,469
Income taxes (note 22)	1,669	—
Current portion of deferred revenues (note 6)	74	486
Total current liabilities	5,596	5,769
Deferred revenues (note 6)	258	55
Warrant liability (note 17)	3,634	3,897
Employee future benefits (note 18)	13,205	14,229
Non-current portion of provision for restructuring and other costs (note 16)	411	1,028
Total liabilities	23,104	24,978
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 19)	222,335	222,335
Other capital (note 19)	89,342	88,772
Deficit	(309,781)	(314,161)
Accumulated other comprehensive income	11	271
Total shareholders' equity (deficiency)	1,907	(2,783)
Total liabilities and shareholders' equity	25,011	22,195
Commitments and contingencies (note 27)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share data)

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	4,187	—	4,187
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(260)	(260)
Actuarial gain on defined benefit plans (note 18)	—	—	—	193	—	193
Comprehensive loss	—	—	—	4,380	(260)	4,120
Share-based compensation costs	—	—	570	—	—	570
Balance - December 31, 2018	16,440,760	222,335	89,342	(309,781)	11	1,907
________________________

[1]	Issued and paid in full.

	Common shares (number of) [1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	—	(16,796)	—	(16,796)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	—	694	—	694
Comprehensive loss	—	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	301,343	977	—	—	—	—	977
Share issuances in connection with "at-the-market" drawdowns (note 19)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs		—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	—	88,772	(314,161)	271	(2,783)

________________________

[1]	Issued and paid in full.
The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share data)

	Common shares (number of)1	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	—	(24,959)	—	(24,959)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	569	569
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(1,479)	—	(1,479)
Comprehensive loss	—	—	—	—	(26,438)	569	(25,869)
Share issuances in connection with a public offering (note 19)	1,150,000	3,377	—	—	—	—	3,377
Pre-funded warrant issuances in connection with a public offering (note 19)	—	—	2,789	—	—	—	2,789
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	950,000	2,789	(2,789)	—	—	—	—
Share issuances in connection with "at-the-market" drawdowns (note 19)	889,298	3,218	—	—	—	—	3,218
Share-based compensation costs				1,082	—	—	1,082
Balance - December 31, 2016	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
_________________________
1    Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2018	2017	2016
	$	$	$
Revenues
License fees (note 6)	24,325	458	497
Product sales (note 6)	2,167	—	—
Royalty income (note 6)	184	—	—
Sales commission and other	205	465	414
Total revenues	26,881	923	911
Cost of sales	2,104	—	—
Gross income	24,777	923	911
Operating expenses (note 20)
Research and development costs	2,932	10,704	16,495
General and administrative expenses	8,894	8,198	7,147
Selling expenses	3,109	5,095	6,745
Total operating expenses	14,935	23,997	30,387
Income (loss) from operations	9,842	(23,074)	(29,476)
Settlements (note 27)	(1,400)	—	—
Gain (loss) due to changes in foreign currency exchange rates	656	502	(70)
Change in fair value of warrant liability (note 17)	263	2,222	4,437
Other finance income	278	75	150
Net finance income (costs)	1,197	2,799	4,517
Income (loss) before income taxes	9,639	(20,275)	(24,959)
Income tax (expense) recovery (note 22)	(5,452)	3,479	—
Net income (loss)	4,187	(16,796)	(24,959)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(260)	(1,430)	569
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	193	694	(1,479)
Comprehensive income (loss)	4,120	(17,532)	(25,869)
Net income (loss) per share (basic) (note 26)	0.25	(1.12)	(2.41)
Net income (loss) per share (diluted) (note 26)	0.24	(1.12)	(2.41)
Weighted average number of shares outstanding (note 26)
Basic	16,440,760	14,958,704	10,348,879
Diluted	17,034,812	14,958,704	10,348,879

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(in thousands of US dollars)

	Years ended December 31,
	2018	2017	2016
	$	$	$
Cash flows from operating activities
Net income (loss) for the year	4,187	(16,796)	(24,959)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 17)	(263)	(2,222)	(4,437)
Provision for restructuring and other costs (note 16)	(136)	3,083	(8)
Recapture of inventory previously written off	—	(643)	—
Depreciation, amortization and impairment (notes 12 and 13)	58	94	280
Deferred income taxes (note 22)	3,479	(3,479)	—
Share-based compensation costs	570	182	1,082
Employee future benefits (note 18)	316	246	382
Amortization of deferred revenues (note 6)	(609)	(458)	(345)
Foreign exchange (gain) loss on items denominated in foreign currencies	(652)	(553)	87
Gain on disposal of property, plant and equipment	(9)	(136)	(1)
Other non-cash items	35	(19)	(83)
Transaction cost allocated to warrants issued (note 19)	—	—	56
Changes in operating assets and liabilities (note 21)	(151)	(2,212)	(1,064)
Net cash provided by/(used in) operating activities	6,825	(22,913)	(29,010)
Cash flows from financing activities
Proceeds from issuances of common shares, warrants (including pre-funded warrants), net of cash transaction costs of $nil, $250 and $1,107 in 2018, 2017, and 2016, respectively (note 19)	—	7,788	9,924
Proceeds from warrants exercised (note 19)	—	242	—
Net cash provided by financing activities	—	8,030	9,924
Cash flows from investing activities
Purchase of property, plant and equipment (note 12)	(9)	(4)	(66)
Proceeds for disposals of property, plant and equipment (note 12)	24	161	2
Change in restricted cash equivalents	(50)	150	(250)
Net cash provided by (used in) investing activities	(35)	307	(314)
Effect of exchange rate changes on cash and cash equivalents	(58)	357	(51)
Net change in cash and cash equivalents	6,732	(14,219)	(19,451)
Cash and cash equivalents – beginning of year (note 6)	7,780	21,999	41,450
Cash and cash equivalents – end of year (note 6)	14,512	7,780	21,999
The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1 Business overview
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company which is commercializing novel pharmaceutical therapies. On December 20, 2017, the United States Food and Drug Administration ("FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "License and Assignment Agreement"). Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ to Novo Nordisk ("Novo").
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
The registered office of the Company is located at 1155 Rene-Levesque Blvd. West, 41st Floor, Montreal, Quebec H3B 3V2, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.
The Company's common shares are listed on both the Toronto Stock Exchange (the "TSX") and on the NASDAQ Capital Market (the "NASDAQ").
Basis of presentation
(a) Statement of compliance
These consolidated financial statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The accounting policies in these consolidated financial statements are consistent with those of the previous financial year except for the adoption of those standards in 2018 (note 4) and are consistent with the previous quarter.
These consolidated financial statements were approved by the Company's Board of Directors on March 29, 2019.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 4 - Critical accounting estimates and judgments.
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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(c) Foreign currency
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency") which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro ("EUR") for its German subsidiaries.
Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders' equity (deficiency).
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive income (loss).
2 Assessment of liquidity and management's plans
Since inception, the Company has incurred significant expenses in its efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada (note 6). As at December 31, 2018, the Company had an accumulated deficit of $310 million.
The Company has $14,512 of cash and cash equivalents as at December 31, 2018, and management believes it has sufficient liquidity to meet its current obligations of $5,596 and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of these consolidated financial statements. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained. The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. In January 2018, the Company signed a license and assignment agreement with Strongbridge Ireland Ltd., which as of December 19, 2018 is a wholly-owned subsidiary of Novo Nordisk A/S (“Novo”), to carry out development, manufacturing, registration and commercialization of MacrilenTM (macimorelin) in the U.S. and Canada (the “License and Assignment Agreement”) (see note 6). Consistent with Strongbridge, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company's sole development priority.
On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions as described in Note 4 and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018, however, the Company believes it will experience an increase in its royalty income, which, when combined with its forecasted cash flows, the Company believes will provide sufficient liquidity to finance operations and meet its commitments for at least, but not limited to, twelve months from the date of approval of these financial statements.
3 Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements except for the adoption of those standards in 2018 (note 4) and have been applied consistently by all Group entities.
Cash and cash equivalents

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company's policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of product sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development ("R&D") costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.
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
Identifiable intangible assets and amortization
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units ("CGU") that are expected to benefit from the synergies of the combination.
Impairment of assets

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive income (loss), net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive income (loss) in subsequent periods.
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
Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at fair value through profit or loss ("FVTPL"); "Financial assets at amortized cost"; "Financial liabilities at "FVTPL"; and "Financial liabilities at amortized cost".
Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of comprehensive income (loss) in the period in which they arise.
Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the warrants are expensed in the statement of comprehensive income (loss). Financial liabilities that are required to be measured at FVTPL have all fair value movements, excluding those related to changes in the credit risk of the liability which are recorded in other comprehensive income (loss), recognized in the statement of comprehensive income (loss).
Financial assets at fair value through other comprehensive income (FVTOCI): Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in the period in which they arise.
Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The following table shows the classification of the Company’s financial assets/liabilities under IFRS 9 Financial Instruments ("IFRS 9") and the previous classifications under IAS 39:
Financial asset/liability             IFRS 9 Classification     IAS 39 Classification
Cash and cash equivalents Amortized cost         Loans and receivables
Trade and other receivables Amortized cost         Loans and receivables
Restricted cash and cash equivalents Amortized cost         Loans and receivables
Warrant liability (derivative) FVTPL             FVTPL
Payable and accrued liabilities Amortized cost        Other financial liabilities
Share capital
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
Revenue recognition
License fees
License fees representing non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property ("IP") or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.
Royalty and milestone income
Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and the related performance obligations are satisfied.
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
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity is also recognized directly in other comprehensive income (loss) or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
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
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.
Net income (loss) per share
Basic net income (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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
4 Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
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
Accounting for the Macrilen License and Assignment Agreement
See the performance obligations further described in note 6 - Licensing arrangements.
Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity. Fair value assumptions used are described in note 17 - Warrant liability and 19 - Share and other capital.
Impairment of goodwill and identifiable intangible assets
The annual impairment assessment related to goodwill requires to estimate the recoverable amount, which has been determined using value in use model. The Company also concluded that there was only one CGU as management monitors goodwill and identifiable intangible assets on an overall entity basis. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
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
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.Additional information is included in note 22 - Income taxes. .
5 Recent accounting pronouncements
Accounting standards adopted in 2018
IFRS 9 Financial instruments
IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.
The Company's financial assets are mainly comprised of cash and cash equivalents, trade and other receivables, and restricted cash equivalents, which are classified and accounted for under IFRS 9 at amortized cost. Financial liabilities are mainly comprised of payables and accrued liabilities, which are accounted for at amortized cost, and the warrant liability, which is a derivative that is accounted for at fair value through profit and loss (FVTPL).
The impairment of financial assets, including trade and other receivables, is now assessed using the simplified method of the expected credit loss model: previously, the incurred loss model was used. Applying the expected credit loss model has not had a significant impact on the value of the financial assets.
The Company applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings (deficit) and not to restate prior years. The application of this new standard resulted in changes in accounting policies but has no impact on opening deficit.
IFRS 15 Revenue from contracts with customers
Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.
The impacts of adoption of the new standard are summarized below:
The Company's revenue consists of licensing fees representing non-refundable payments received at the time of executing the license agreement, which are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligation and collectability of the fees is probable. Under IFRS 15, the Company determines whether the Company's promise to grant a license provides its customer with either a right to access the Company’s IP or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfer to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company's IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.
Revenue consists also of royalty income from the out-licensing of IP, which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard's royalty exception is applied for IP licenses.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Furthermore, the Company receives milestone payments related to the out-licensing of IP. IFRS 15 resulted in the following changes in timing and amount of revenue recognized under these arrangements.In January 2018, the Company received $24.0 million of which $23.6 million was recognized in the consolidated statements of comprehensive income (loss) and $0.4 million was deferred to the consolidated statements of financial position and is being amortized until June 2023 when we expect to commence product sales for the pediatric indication. Under IAS 18, the full $24.0 million would have been deferred to the consolidated statements of financial position and would have been amortized to the consolidated statements of comprehensive income (loss) evenly until October 2027, representing the expiry date of the underlying patents.
The Company applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to deficit and not to restate prior years. The application of this new standard effective January 1, 2018 had no impact on opening deficit.
Accounting standards not yet adopted
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In June 2017, IFRIC 23, "Uncertainty over Income Tax Treatment" ("IFRIC 23"), was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The adoption of this interpretation is not expected to have a significant impact on the Company's consolidated financial statements.
In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.
6 Licensing arrangements
Macrilen License and Assignment Agreement
On January 16, 2018, the Company through Aeterna Zentaris GmbH entered into a license and assignment agreement (the "License and Assignment Agreement") with Strongbridge to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the "right to use" license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) Strongbridge has agreed to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for an Interim Supply Arrangement.
(i) Adult Indication

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Under the terms of the License and Assignment Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5.0 million. This amount will be recognized once it is probable that it will be received.
Transaction price
Analysis of the total discounted cash flows of both the $24.0 million payment and the $5.0 million payment upon FDA approval of the Pediatric Instance demonstrates that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company has allocated the transaction price to the performance obligations resulting in $23.6 million being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statements of comprehensive income (loss) effective January 2018, and $400 being allocated to the right to a future Pediatric Indication, which is recognized as deferred revenue on the consolidated statements of financial position and amortized monthly beginning January 2018 into the consolidated statements of comprehensive income (loss).
(iii) PIP study
During 2018, the Company invoiced Strongbridge $358 as its share of the costs incurred by the Company under the PIP. The Company considers the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred during the period. This amount is presented in the consolidated statement of financial position as trade and other receivables and has been fully collected.
(iv) Interim Supply Arrangement
The Company has agreed under the License and Assignment Agreement to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Strongbridge would be able to procure those same goods with other suppliers. During 2018, the Company invoiced $2,167 and has received payment in full of these invoices. These items are presented in the consolidated statements of comprehensive income (loss) as product sales and cost of goods sold.
Novo purchase of Strongbridge License Agreement
Effective December 19, 2018, Strongbridge sold the entity which owned the License and Assignment Agreement for the United States and Canadian rights to Macrilen™ to Novo .
Zoptrex™ License Agreements
On July 1, 2016, the Company entered into a license agreement (the "Cyntec License Agreement") with Cyntec Co., Ltd. ("Cyntec"), an affiliate of Orient EuroPharma Co., Ltd. ("OEP") for Zoptrex™ (zoptarelin doxorubicin) for the initial indication of endometrial cancer. Under the terms of the Cyntec License Agreement, the Company was paid a nonrefundable upfront cash payment (the "License Fee") of EUR 0.5 million in consideration for the license to Cyntec of the Company's intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

consisting of Taiwan and nine countries in southeast Asia (the "OEP Territory"). Cyntec has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones.
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
On December 1, 2014, the Company entered into an exclusive master collaboration agreement ("Master Collaboration Agreement"), a technology transfer and technical assistance agreement ("Tech Transfer Agreement") and a license agreement ("Sinopharm License Agreement") with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People's Republic of China, including Hong Kong and Macau (collectively, the "Sinopharm Territory"). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment (the "Transfer Fee") of $1,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, pursuant to the Sinopharm License Agreement, the Company is entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory.
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
The Company deferred the non-refundable License and Transfer Fees and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.
At December 31, 2017, the Company had deferred revenues net of amortization of $541 relating to non-refundable upfront payments and, due to events that occurred in 2017, the Company does not anticipate development of Zoptrex™ under the licensing agreements. In the first quarter of 2018, the Company recognized this amount as revenue.
7 Cash and cash equivalents

	December 31,
	2018	2017
	$	$
Cash on hand and balances with banks	3,501	7,099
Interest-bearing deposits with maturities of three months or less	11,011	681
	14,512	7,780
8 Trade and other receivables

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	December 31,
	2018	2017
	$	$
Trade accounts receivable (net of allowance for doubtful accounts of $55 (2017 - $5))	142	20
Value added tax	49	186
Other receivables	103	15
	294	221
See note 24 - Financial instruments and financial risk management for discussion of credit losses.
9 Inventory

	December 31,
	2018	2017
	$	$
Finished goods	—	554
Work in process	240	—
	240	554
The Company recognized $2,087 of inventory costs as cost of sales in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2018 (2017 - nil).
10 Prepaid expenses and other current assets

	December 31,
	2018	2017
	$	$
Prepaid insurance	832	410
Prepaid inventory	175	87
Other	203	329
	1,210	826

11 Restricted cash equivalents
The Company had restricted cash equivalents amounting to $418 at December 31, 2018 and $381 at December 31, 2017. These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

12 Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2017	3,919	19	737	37	4,712
Additions	2	—	2	—	4
Disposals / Retirements	(2,160)	—	(43)	—	(2,203)
Impact of foreign exchange rate changes	507	—	94	5	606
At December 31, 2017	2,268	19	790	42	3,119
Additions	1	—	8	—	9
Disposals / Retirements	(758)	—	(137)	—	(895)
Reclassifications	11	(11)	—	—	—
Impact of foreign exchange rate changes	(64)	(1)	(24)	(2)	(91)
At December 31, 2018	1,458	7	637	40	2,142

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2017	3,799	2	692	15	4,508
Disposals / Retirements	(2,135)	—	(43)	—	(2,178)
Depreciation expense	50	2	30	18	100
Impact of foreign exchange rate changes	496	—	90	2	588
At December 31, 2017	2,210	4	769	35	3,018
Disposals / Retirements	(752)	—	(137)	—	(889)
Depreciation expense	19	1	14	1	35
Impact of foreign exchange rate changes	(63)	—	(22)	(2)	(87)
At December 31, 2018	1,414	5	624	34	2,077

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2017	58	15	21	7	101
At December 31, 2018	44	2	13	6	65
Depreciation of $35 ($100 in 2017 and $112 in 2016) is presented in the consolidated statement of comprehensive income (loss) as follows: $20 ($69 in 2017 and $80 in 2016) in R&D costs, $10 ($10 in 2017 and $11 in 2016) in general and administrative ("G&A") expenses and $5 ($21 in 2017 and $21 in 2016) in selling expenses.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

13 Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks with such assets expected to be fully amortized by 2021. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2018			Year ended December 31, 2017
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	34,246	(34,156)	90	30,032	(29,962)	70
Additions	—	—	—	—	—	—
Impairment (loss) reversal*	—	—	—	—	44	44
Recurring amortization expense*	—	(23)	(23)	—	(38)	(38)
Impact of foreign exchange rate changes	(1,603)	1,598	(5)	4,214	(4,200)	14
Balances – End of the year	32,643	(32,581)	62	34,246	(34,156)	90
_________________________
* Recorded as R&D costs in the consolidated statements of comprehensive income (loss).
14 Goodwill
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2017	7,553	—	7,553
Impact of foreign exchange rate changes	1,060	—	1,060
At December 31, 2017	8,613	—	8,613
Impact of foreign exchange rate changes	(403)	—	(403)
At December 31, 2018	8,210	—	8,210
Management's evaluation of impairment in goodwill is based on estimates that are derived from our licensee's projected sales of Macrilen for 2019 (both units and selling price), annual revenue growth rate, growth in operating expenses, the effect of future costs of the pediatric development program (the "PIP") and discount rate for generating the Company's net present value. There was no impairment assessed at December 31, 2018.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

15 Payables and accrued liabilities

	December 31,
	2018	2017
	$	$
Trade accounts payable	1,282	1,222
Accrued research and development costs	26	127
Salaries, employment taxes and benefits	183	390
Financing of insurance premiums (a)	738	—
Other accrued liabilities	737	1,075
	2,966	2,814

(a)	Represents financing of the Company's 2019 insurance premiums, carrying interest at 6.5% and repayable in eight equal monthly installments commencing January 31, 2019.
16 Provision for restructuring and other costs
In the third quarter of 2017, Aeterna Zentaris GmbH, and its Works Council approved a restructuring program (the "2017 German Restructuring"), which was rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ and the related impact on the product pipeline. This was also part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of Macrilen™ (macimorelin), including through out-licensing arrangements and pursuing in-licensing opportunities.
The changes in the Company's provision for restructuring and other costs can be summarized as follows:

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Other provision	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	2017 German Restructuring: severance	Total
		$	$	$	$
January 1, 2017	158	574	—	—	732
Provision recognized	—	—	1,113	2,002	3,115
Utilization of provision	(152)	(145)	(19)	(138)	(454)
Change in the provision	—	(20)	10	(41)	(51)
Unwinding of discount and impact of foreign exchange rate changes	3	64	104	(16)	155
December 31, 2017	9	473	1,208	1,807	3,497
Provision recognized	—	317	—	—	317
Utilization of provision	(9)	(222)	(467)	(1,202)	(1,900)
Change in the provision	—	—	(21)	(432)	(453)
Unwinding of discount and impact of foreign exchange rate changes	—	(21)	(57)	(85)	(163)
December 31, 2018	—	547	663	88	1,298
Less: current portion	—	(136)	(663)	(88)	(887)
Non-current portion	—	411	—	—	411
17 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Balance – Beginning of the year	3,897	6,854	10,891
Share purchase warrants issued during the year (note 19)	—	—	400
Share purchase warrants exercised during the year	—	(735)	—
Change in fair value of share purchase warrants	(263)	(2,222)	(4,437)
Balance - End of the year	3,634	3,897	6,854
A summary of the activity related to the Company's share purchase warrants is provided below.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018		2017			2016
	Number	Weighted average exercise price ($)	Number		Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Balance – Beginning of the year	3,417,840	7.59	3,779,245		9.66	2,842,309	11.30
Issued (note 19)	—	—	—		—	945,000	4.70
Exercised	—	—	(331,730)	*	1.07	—	—
Expired (note 19)	(25,996)	185.00	(29,675)		345.00	(8,064)	4.23
Balance – End of the year	3,391,844	6.23	3,417,840		7.59	3,779,245	9.66
_________________________
* A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.
The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2018:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
1.07	115,844	1.19
4.70	945,000	1.34
7.10	2,331,000	1.96
	3,391,844	1.76

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2018. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 24 - Financial instruments and financial risk management.

	Number of equivalent shares	Market-value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
March 2015 Series A Warrants (e)	115,844	2.94	1.07	2.58%	81.81%	1.19	0.00%
December 2015 Warrants	2,331,000	2.94	7.10	2.47%	122.00%	1.96	0.00%
November 2016 Warrants (f)	945,000	2.94	4.70	2.56%	78.95%	1.34	0.00%
________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 19 - Share and other capital).

(f)
For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10 call option, which was also calculated using the Black-Scholes pricing model. (see note 19 - Share and other capital).

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
The change in the Company's accrued benefit obligations is summarized as follows:

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Balances – Beginning of the year	14,145	13,197	12,375	84	217	281
Current service cost	66	107	87	6	14	13
Interest cost	224	237	282	1	3	—
Actuarial (gain) loss arising from changes in financial assumptions	(193)	(694)	1,479	19	(115)	—
Benefits paid	(492)	(485)	(399)	(2)	(66)	(60)
Impact of foreign exchange rate changes	(650)	1,783	(627)	(3)	31	(17)
Balances – End of the year	13,100	14,145	13,197	105	84	217
Amounts recognized:
In net loss	(290)	(344)	(369)	(26)	98	(13)
In other comprehensive income (loss)	843	(1,089)	(852)	3	(31)	17
The cumulative amount of actuarial net losses recognized in other comprehensive income (loss) as at December 31, 2018 is $4,084($4,277 as at December 31, 2017 and $4,971 as at December 31, 2016).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2018	2017	2016	2018	2017	2016
	%	%	%	%	%	%
Discount rate	1.90	1.70	1.60	1.90	1.70	1.60
Pension benefits increase	1.80	1.80	1.80	1.80	1.80	1.80
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00
The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Effective January 1, 2018, management determined that the discount rate assumption should be adjusted from 1.7% to 1.9% as a result of changes in the European economic environment.
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2018	2017	2016
Retiring at the end of the reporting period:
Male	20	20	20
Female	24	24	24
Retiring 20 years after the end of the reporting period:
Male	28	22	22
Female	31	26	26

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2018. The next actuarial reports are planned for December 31, 2019.
In accordance with the assumptions used as at December 31, 2018, undiscounted defined pension benefits expected to be paid, in Euro, are as follows:

$
2019	453
2020	458
2021	463
2022	468
2023	476
Thereafter	13,658
15,976
The weighted average duration of the defined benefit obligation is 15.3 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $75 for the year ended December 31, 2018 ($119 for 2017 and $129 for 2016).
If variations in the following assumptions had occurred during 2018, the impact on the Company's pension benefit obligation of $13,100 as at December 31, 2018 would have been as follows:

Assumption	Increase	Decrease

Change interest rate by 0.25%	(467)	498
Change salary rate by 0.25%	19	(17)
Change pension by 0.25%	372	(355)
Change mortality by 1 year	464	(463)
19 Share and other capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
April 2016 ATM Program
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 1, 2016 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.
Between April 1, 2016 and March 24, 2017, the Company issued a total of 1,706,968 common shares under the April 2016 ATM Program at an average issuance price of $3.52 per share for aggregate gross proceeds of $6.0 million less cash transaction costs of $190 and previously deferred financing costs of $225.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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
Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1,780,000 less cash transaction costs of $55 and previously deferred financing costs of $65.
April 2017 ATM Program
On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the Securities and Exchange Commission (the "SEC") a prospectus supplement (the "April 2017 ATM Prospectus Supplement" or "April 2017 ATM Program") related to sales and distributions of up to a maximum of 2.24 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company's Shelf Registration Statement on Form F-3, as amended (the "2017 Shelf Registration Statement"), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allowed the Company to offer up to $50 million of common shares and is effective for a three-year period.
Between May 30, 2017 and December 31, 2017, the Company issued a total of 1,805,758 common shares under the April 2017 ATM Program at an average issuance price of $2.08 per share for aggregate gross proceeds of $3,761,000 less cash transaction costs of $115 and previously deferred financing costs of $285. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants.
Public offerings
November 2016 Offering
On November 1, 2016, the Company completed a registered direct offering of 2.1 million units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering").
Total gross cash proceeds raised through the November 2016 Offering amounted to $7.6 million, less cash transaction costs of $1.0 million, and previously deferred transactions costs of $27. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.
The warrants contain a call provision which provides that, in the event the Company's common shares trade at or above $10 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis. See also note 17 - Warrant liability.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying probability to multiple Black-Scholes pricing models, to which the following weighed average assumptions were applied: a risk-free annual interest rate of 0.63%, an expected volatility of 112.48%, an expected life of 1.63 years and a dividend yield of 0.0%. In addition, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option,

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. As a result, on November 1, 2016, being the date of issuance, the total fair value of the share purchase warrants was estimated at $400.
The pre-funded warrants were offered in the November 2016 Offering to the investor because the purchase of Units would have resulted in the investor beneficially owning more than an "initial beneficial ownership limitation" of 4.9% of the Company's common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.
Total gross proceeds of the November 2016 Offering were allocated as follows: $400 was allocated to the warrant liability, $3,239 was allocated to the pre-funded warrants, and the balance of $3,921 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $56 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), an amount of $544 was allocated to share capital and an amount of $450 was allocated to pre-funded warrants. Upon exercise of the pre-funded warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to share capital.
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
The Board of Directors reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as the evolving practices of public corporations in Canada, with respect to shareholder rights plan design and has made some minor amendments thereto as a result. The Board of Directors determined it appropriate and in the best interests of the shareholders to continue the Rights Plan and approved the amended and restated rights plan (the "Rights Plan") on March 26, 2019. The Rights Plan will take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders scheduled to be held on May 8, 2019.
Other capital
The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders' equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).
Long-term incentive plan
At the 2018 annual and special meeting of shareholders, the Company's shareholders approved the adoption of the 2018 long-term incentive plan (the "LTIP"), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The Company's Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company's Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016.
Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

During 2018, the Company granted Deferred Share Units (DSU) and stock options.The following tables summarizes the activity under the LTIP and, previously, the Stock Option Plan:

	Years ended December 31,
	2018		2017		2016
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	712,415	4.66	966,539	7.23	272,874	25.88
Granted	426,000	1.74	390,000	2.05	713,573	3.47
Forfeited	(249,599)	3.23	(643,271)	6.02	(10,034)	99.22
Cancelled	—	—	—	—	(9,874)	157.11
Expired	—	—	(853)	704.88	—	—
Balance – End of period	888,816	3.66	712,415	4.66	966,539	7.23

	Years ended December 31,
	2018		2017		2016
Canadian dollar-denominated stock options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	1,503	605.84	1,858	820.27	3,787	845.46
Forfeited	(104)	668.65	—	—	(1,028)	967.63
Cancelled	—	—	—	—	(901)	758
Expired	(530)	367.70	(355)	1,728.15	—	—
Balance – End of the year	869	743.56	1,503	605.84	1,858	820.27

	Total US$ share-based awards as at December 31, 2018
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.46 to 1.79	211,000	8.62	1.71
1.80 to 2.11	490,000	6.41	2.06
2.12 to 3.50	157,148	4.75	3.46
3.51 to 4.58	26,000	3.97	4.58
4.59 to 1,044.00	4,668	2.77	260.87
	888,816	6.55	3.66

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Total exercisable US$ share-based awards as at December 31, 2018
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.46 to 1.79	161,000	9.35	1.79
1.80 to 2.11	130,000	5.62	2.05
2.12 to 3.50	104,774	4.75	3.46
3.51 to 4.58	26,000	3.97	4.58
4.59 to 1,044.00	4,668	2.77	260.87
	426,442	6.68	5.29

	CAN$ options outstanding and exercisable as at December 31, 2018
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
570.00 to 741.00	428	0.94	570.00
741.01 to 912.00	441	1.87	912.00
	869	1.41	743.56
As at December 31, 2018, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $198 ($444 in 2017). This amount is expected to be recognized over a weighted average period of 1.15 years (1.38 years in 2017).
The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.
Fair value input assumptions for US dollar-denominated grants
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2018	2017
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	129.23%	137.60%
Risk-free annual interest rate	(c)	2.51%	1.53%
Expected life (years)	(d)	3.60	3.26
Weighted average share price		$1.74	$2.05
Weighted average exercise price		$1.74	$2.05
Weighted average grant date fair value		$1.39	$1.62
________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 24 - Financial instruments and financial risk management.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

20 Operating expenses
The nature of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,388	2,081	2,430
Consultants fees	62	—	—
Termination benefits	356	—	—
Post-employment benefits	147	59	78
Share-based compensation costs	462	87	1,051
	3,415	2,227	3,559
Other employees compensation:
Salaries and short-term employee benefits	1,325	3,584	3,574
Termination benefits (note 16)	—	1,806	—
Post-employment benefits	275	441	500
Share-based compensation costs	108	95	31
	1,708	5,926	4,105
Professional fees	6,421	7,153	7,157
Insurance	1,303	949	870
Third-party R&D	498	3,758	11,796
Contracted sales force	256	22	14
Travel	256	831	1,185
Marketing services	176	698	5
Laboratory supplies	139	2	30
Other goods and services	342	162	160
Leasing costs, net of sublease receipts of $121 in 2018, $359 in 2017 and $345 in 2016(2)	344	2,247	1,131
Transaction costs related to share purchase warrants	—	—	56
Depreciation and amortization	60	138	195
Impairment (reversal) losses	—	(44)	85
Operating foreign exchange (gains) losses	17	(72)	39
	9,812	15,844	22,723
	14,935	23,997	30,387
_________________________

(1)	Key management includes the Company's executive management team and directors.

(2)	Leasing costs also include changes in the onerous lease provision (note 16 - provisions for restructuring and other costs), other than attributable to the unwinding of the discount.
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

to terminate the executive officers' employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.
 21 Supplemental disclosure of cash flow information

	Years ended December 31,
	2018	2017	2016
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(95)	158	228
Inventory	314	—	—
Prepaid expenses and other current assets	448	(343)	(45)
Other non-current assets	150	39	(233)
Payables and accrued liabilities	(586)	(1,080)	(199)
Taxes payable	1,669	—	—
Deferred revenues	400	—	555
Provision for restructuring and other costs (note 16)	(1,957)	(435)	(911)
Employee future benefits (note 18)	(494)	(551)	(459)
	(151)	(2,212)	(1,064)
22 Income taxes
Significant components of current and deferred income tax expense (recovery) are as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Current tax (expense) recovery	—	—	—
Deferred tax:
Origination and reversal of temporary differences	(4,003)	6,395	9,199
Adjustments in respect of prior years	742	(149)	36
Change in unrecognized tax assets	(2,191)	(2,767)	(9,235)
Income tax (expense) recovery	(5,452)	3,479	—
The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2018	2017	2016
Combined Canadian federal and provincial statutory income tax rate	26.7%	26.8%	26.9%

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018	2017	2016
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	(2,574)	5,434	6,714
Change in unrecognized tax assets	(1,963)	(2,701)	(9,235)
Change in unrecognized tax assets related to OCI	(188)	(228)	436
Share issuance costs	(40)	164	224
Permanent difference attributable to the use of local currency for tax reporting	792	(71)	(30)
Change in enacted rates used	(58)	(358)	(16)
Permanent difference attributable to net change in fair value of warrant liability	70	595	1,194
Share-based compensation costs	(152)	(49)	(291)
Difference in statutory income tax rate of foreign subsidiaries	(917)	768	972
Adjustments in respect of prior years	(372)	(149)	36
Other	(50)	74	(4)
	(5,452)	3,479	—
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Income (loss) before income taxes
Income (loss) before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Germany	16,297	(13,950)	(19,179)
Canada	(5,504)	(5,592)	(5,659)
United States	(1,154)	(733)	(121)
	9,639	(20,275)	(24,959)
Significant components of deferred tax assets and liabilities are as follows:

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	December 31,
	2018	2017
	$	$
Deferred tax assets
Current:
Operating losses carried forward	—	3,479
Non-current:
Operating losses carried forward	764	696
Intangible assets	3,646	4,812
	4,410	8,987
Deferred tax liabilities
Current:
Deferred revenues	38	—
Restricted cash	153	—
Payables and accrued liabilities	95	—
	286	—
Non-current:
Property, plant and equipment	3	5
Deferred revenues	4,074	5,316
Other	47	187
	4,124	5,508
	4,410	5,508
Deferred tax assets (liabilities), net	—	3,479
Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2018	2017
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	649	584
	649	584
Non-current:
Deferred revenues	—	—
Operating losses carried forward	81,731	82,421
SR&ED Pool	9,148	9,167
Unused tax credits	5,894	8,019
Employee future benefits	2,048	2,296
Property, plant and equipment	448	407
Share issuance expenses	467	841
Other	241	335
	99,977	103,486
Unrecognized deferred tax assets	100,626	104,070

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

As at December 31, 2018, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	7,880	6,494
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
	65,562	64,161
The Company has estimated non-refundable R&D investment tax credits of approximately $5,894 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2019 to 2038. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The federal tax losses amount to approximately $205,343 in Germany (EUR 173,733) for which there is no expiry date, and to $3,322 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,273
3,322
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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 19 - Share and other capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
24 Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2018 and December 31, 2017 are presented below.

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	14,512	—	—	14,512
Trade and other receivables (note 8)	245	—	—	245
Restricted cash equivalents (note 11)	418	—	—	418
Payables and accrued liabilities (note 15)	—	—	(2,940)	(2,940)
Provision for restructuring and other costs (note 16)	—	—	(1,298)	(1,298)
Warrant liability (note 17)	—	(3,634)	—	(3,634)
	15,175	(3,634)	(4,238)	7,303

December 31, 2017	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	7,780	—	—	7,780
Trade and other receivables (note 8)	35	—	—	35
Restricted cash equivalents (note 11)	381	—	—	381
Payables and accrued liabilities (note 15)	—	—	(2,687)	(2,687)
Provision for restructuring and other costs (note 16)	—	—	(3,497)	(3,497)
Warrant liability (note 17)	—	(3,897)	—	(3,897)
	8,196	(3,897)	(6,184)	(1,885)
Fair value
As discussed in note 17 - Warrant liability, the Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, market risk (share price risk) and foreign exchange risk and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.
As at December 31, 2018, trade accounts receivable for an amount of approximately $197 were with four counterparties of which $55 was past due or impaired and fully provided for (2017 - $25 with three counterparties and $5 past due or impaired and fully provided for).The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. On this basis, as at December 31, 2018, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macemorelin). The licensee has paid all amounts owing within 90 days of invoicing.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 2 - Assessment of liquidity and management's plans. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
(c) Market risk

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation as further described in note 15 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $1.19 to $3.87 during the year ended December 31, 2018.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net income related to the warrant liability held at December 31, 2018 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,634	1,792	(1,504)
Total impact on net income – (decrease) / increase		1,792	(1,504)
(d) Foreign exchange risk
Entities using the Euro as their functional currency
The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2018, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the year ended December 31, 2018 would have been lower or higher by approximately $1,134 (2017 - $1,087).
25 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Ireland	24,910	—	—
United States	1,416	452	410
China	275	262	249
Singapore	—	—	101
British Virgin Islands	280	206	100
Other	—	3	51
	26,881	923	911
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or licensees.
Non-current assets* by geographical area are detailed as follows:

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	December 31,
	2018	2017
	$	$
Germany	8,599	12,552
United States	153	102
Canada	3	160
	8,755	12,814
_______________________________

*	Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.
Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Company 1	26,127	—	—
Company 2	—	—	20
Company 3	275	262	249
Company 4	—	323	222
Company 5	—	129	167
Company 6	—	—	101
Company 7	280	206	100

26 Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Years ended December 31,
	2018	2017	2016
	$	$	$
Net income (loss)	4,187	(16,796)	(24,959)
Basic weighted average number of shares outstanding	16,440,760	14,958,704	10,348,879
Diluted weighted average number of shares outstanding	17,034,812	14,958,704	10,348,879
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	889,685	713,918	968,397
Share purchase warrants	3,391,844	3,417,840	3,779,245
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any "in the money" stock options and share purchase warrants. In periods with reported net losses, all stock options and

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus "in the money" stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.
27 Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2018 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing	Total
	$	$	$	$
Less than 1 year	408	(117)	2,180	2,471
1 - 3 years	533	(24)	—	509
4 - 5 years	60	—	—	60
More than 5 years	5	—	—	5
Total	1,006	(141)	2,180	3,045
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.
Securities class action lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Other lawsuits
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. On August 3, 2017, the Company filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. On December 21, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Mr. Dodd in the amount of $775. The parties consider their contractual relationship as having been terminated.
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit was removed to federal court in Georgia.  In the lawsuit, Cogas alleged that its employee (and sole shareholder) John Sharkey was entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas was

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. On November 5, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Cogas in the amount of $625. The parties now consider their contractual relationship as having been terminated.

28 Reclassification on comparative figures
To consolidate the presentation of similar items, during 2018, the Company reclassified certain of its prior year comparative balance sheet items as follows:
Prepaid expenses and other current assets
The semi-finished goods inventory of $87 that was classified as inventory as at December 31, 2017 has been reclassified to prepaid expenses and other current assets as at December 31, 2018.
Provision for restructuring and other costs
The current portion of onerous contract provisions of $173 that was classified as payables and accrued liabilities as at December 31, 2017 has been reclassified to provision for restructuring and other costs as at December 31, 2018.
The full balance of provisions, comprising $310 of onerous contract provisions and $718 of non-current portion of provision for restructuring costs, as at December 31, 2017 has been reclassified to provision for restructuring and other costs at December 31, 2018.

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
1.4
Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)

2.1
Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as at March 29, 2016 (incorporated by reference to Exhibit 99.1 to the Registrant's report on Form 6-K furnished to the Commission on March 30, 2016)

2.2
Draft (subject to approval at Shareholders meeting) Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of [May 8], 2019

4.1
Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)

4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant's Form S-8 filed with the Commission on May 8, 2018
4.3
License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant's report on Form 6-K furnished to the Commission on January 19, 2018)

4.4
Employment Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.5
Change of Control Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.4 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.6
Employment Agreement dated March 5, 2018 between James Clavijo and the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.7
Change of Control Agreement dated March 5, 2018 between James Clavijo and the Registrant (incorporated by reference to Exhibit 4.6 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.8	Independent Contractor Agreement dated September 18, 2018 between Leslie Auld and the Registrant
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

4.12	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Registrant's report on Form 6-K furnished to the Commission on October 21, 2016)
4.13
At Market Issuance Sales Agreement dated April 27, 2017 between the Registrant and H.C. Wainwright & Co. LLC (incorporated by reference to Exhibit 99.1 of the Registrant's report on Form 6-K furnished to the Commission on April 28, 2017)

8.1	Subsidiaries of the Registrant
11.1
Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

11.2
Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant's Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)

11.3
Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant's Annual Report on Form 20F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)

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

Date:  March 29, 2019