Form 20-F/A
period 2018-12-31
Aeterna Zentaris Inc.
filed 2019-07-26
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Michael V. Ward Telephone: 843-900-3201 E-mail: mward@aezsinc.com 315 Sigma Drive Summerville, South Carolina 29486
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	AEZS	NASDAQ Capital Market Toronto Stock Exchange

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

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

GENERAL INFORMATION

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A has been filed by Aeterna Zentaris Inc. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 1, 2019 (the “Original Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The purpose of this Amendment No. 1 is solely to correct a typographical error under Item 18 in the Report of Independent Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm in the Original Form 20-F was inadvertently dated as March 28, 2019, instead of March 29, 2019.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements. This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Original Form 20-F, including the previously reported consolidated financial statements. This Amendment No. 1 speaks as of the original filing date of the Original Form 20-F, and does not reflect events that may have occurred subsequent to the date the Original Form 20-F was filed with the SEC.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Original Form 20-F is their date.

PART III

Item 18.                          Consolidated Financial Statements

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

March 29, 2019

We have served as the Company’s auditor since 1993.

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	14,512	7,780
Trade and other receivables (note 8)	294	221
Inventory (note 9)	240	554
Prepaid expenses and other current assets (note 10)	1,210	826
Total current assets	16,256	9,381
Restricted cash equivalents (note 11)	418	381
Property, plant and equipment (note 12)	65	101
Deferred tax assets (note 20)	—	3,479
Identifiable intangible assets (note 13)	62	90
Other non-current assets	—	150
Goodwill (note 14)	8,210	8,613
Total Assets	25,011	22,195
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,966	2,814
Provision for restructuring and other costs (note 16)	887	2,469
Income taxes (note 22)	1,669	—
Current portion of deferred revenues (note 6)	74	486
Total current liabilities	5,596	5,769
Deferred revenues (note 6)	258	55
Warrant liability (note 17)	3,634	3,897
Employee future benefits (note 18)	13,205	14,229
Non-current portion of provision for restructuring and other costs (note 16)	411	1,028
Total liabilities	23,104	24,978
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 19)	222,335	222,335
Other capital (note 19)	89,342	88,772
Deficit	(309,781)	(314,161)
Accumulated other comprehensive income	11	271
Total shareholders’ equity (deficiency)	1,907	(2,783)
Total liabilities and shareholders’ equity	25,011	22,195

Commitments and contingencies (note 27)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert	Gérard Limoges
Chair of the Board	Director

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

For the years ended December 31, 2018, 2017 and 2016

(in thousands of US dollars, except share data)

	Common shares (number of) (1)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	4,187	—	4,187
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(260)	(260)
Actuarial gain on defined benefit plans (note 18)	—	—	—	193	—	193
Comprehensive loss	—	—	—	4,380	(260)	4,120
Share-based compensation costs	—	—	570	—	—	570
Balance - December 31, 2018	16,440,760	222,335	89,342	(309,781)	11	1,907

(1)                                 Issued and paid in full.

	Common shares (number of) (1)	Share capital	Pre- funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	—	(16,796)	—	(16,796)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	—	694	—	694
Comprehensive loss	—	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	301,343	977	—	—	—	—	977
Share issuances in connection with “at-the-market” drawdowns (note 19)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs		—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	—	88,772	(314,161)	271	(2,783)

(1)                                 Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

For the years ended December 31, 2018, 2017 and 2016

(in thousands of US dollars, except share data)

	Common shares (number of)1	Share capital	Pre- funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	—	(24,959)	—	(24,959)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	569	569
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(1,479)	—	(1,479)
Comprehensive loss	—	—	—	—	(26,438)	569	(25,869)
Share issuances in connection with a public offering (note 19)	1,150,000	3,377	—	—	—	—	3,377
Pre-funded warrant issuances in connection with a public offering (note 19)	—	—	2,789	—	—	—	2,789
Share issuances pursuant to the exercise of pre-funded warrants (note 19)	950,000	2,789	(2,789)	—	—	—	—
Share issuances in connection with “at-the-market” drawdowns (note 19)	889,298	3,218	—	—	—	—	3,218
Share-based compensation costs				1,082	—	—	1,082
Balance - December 31, 2016	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212

(1)                                 Issued and paid in full.

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

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(in thousands of US dollars)

	Years ended December 31,
	2018	2017	2016
	$	$	$
Cash flows from operating activities
Net income (loss) for the year	4,187	(16,796)	(24,959)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 17)	(263)	(2,222)	(4,437)
Provision for restructuring and other costs (note 16)	(136)	3,083	(8)
Recapture of inventory previously written off	—	(643)	—
Depreciation, amortization and impairment (notes 12 and 13)	58	94	280
Deferred income taxes (note 22)	3,479	(3,479)	—
Share-based compensation costs	570	182	1,082
Employee future benefits (note 18)	316	246	382
Amortization of deferred revenues (note 6)	(609)	(458)	(345)
Foreign exchange (gain) loss on items denominated in foreign currencies	(652)	(553)	87
Gain on disposal of property, plant and equipment	(9)	(136)	(1)
Other non-cash items	35	(19)	(83)
Transaction cost allocated to warrants issued (note 19)	—	—	56
Changes in operating assets and liabilities (note 21)	(151)	(2,212)	(1,064)
Net cash provided by/(used in) operating activities	6,825	(22,913)	(29,010)
Cash flows from financing activities
Proceeds from issuances of common shares, warrants (including pre-funded warrants), net of cash transaction costs of $nil, $250 and $1,107 in 2018, 2017, and 2016, respectively (note 19)	—	7,788	9,924
Proceeds from warrants exercised (note 19)	—	242	—
Net cash provided by financing activities	—	8,030	9,924
Cash flows from investing activities
Purchase of property, plant and equipment (note 12)	(9)	(4)	(66)
Proceeds for disposals of property, plant and equipment (note 12)	24	161	2
Change in restricted cash equivalents	(50)	150	(250)
Net cash provided by (used in) investing activities	(35)	307	(314)
Effect of exchange rate changes on cash and cash equivalents	(58)	357	(51)
Net change in cash and cash equivalents	6,732	(14,219)	(19,451)
Cash and cash equivalents — beginning of year (note 6)	7,780	21,999	41,450
Cash and cash equivalents — end of year (note 6)	14,512	7,780	21,999

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1                             Business overview

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a specialty biopharmaceutical company which is commercializing novel pharmaceutical therapies.  On December 20, 2017, the United States Food and Drug Administration (“FDA”) granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into a license and assignment agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada (the “License and Assignment Agreement”).  Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ to Novo Nordisk (“Novo”).

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.

The registered office of the Company is located at 1155 Rene-Levesque Blvd. West, 41st Floor, Montreal, Quebec H3B 3V2, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Capital Market (the “NASDAQ”).

Basis of presentation

(a)                                             Statement of compliance

These consolidated financial statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies in these consolidated financial statements are consistent with those of the previous financial year except for the adoption of those standards in 2018 (note 4) and are consistent with the previous quarter.

These consolidated financial statements were approved by the Company’s Board of Directors on March 29, 2019.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 4 - Critical accounting estimates and judgments.

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

(c)                                              Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”) which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro (“EUR”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ equity (deficiency).

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

2                             Assessment of liquidity and management’s plans

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

The Company has $14,512 of cash and cash equivalents as at December 31, 2018, and management believes it has sufficient liquidity to meet its current obligations of $5,596 and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of these consolidated financial statements. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained.   The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. In January 2018, the Company signed a license and assignment agreement with Strongbridge Ireland Ltd., which as of  December 19, 2018 is a wholly-owned subsidiary of Novo Nordisk A/S (“Novo”), to carry out development, manufacturing, registration and commercialization of MacrilenTM (macimorelin) in the U.S. and Canada (the “License and Assignment Agreement”) (see note 6). Consistent with Strongbridge, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development priority.

On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the “Special Committee”) to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions as described in Note 4 and has considered the following in making that critical judgment.

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

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of product sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

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

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

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

Share purchase warrants

Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company’s share purchase warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the share purchase warrants, including

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.

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

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive income (loss) as incurred—namely, over the period that the related employee service is rendered.

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

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at fair value through profit or loss (“FVTPL”); “Financial assets at amortized cost”; “Financial liabilities at “FVTPL”; and “Financial liabilities at amortized cost”.

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

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

The following table shows the classification of the Company’s financial assets/liabilities under IFRS 9 Financial Instruments (“IFRS 9”) and the previous classifications under IAS 39:

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

Revenue recognition

License fees

License fees representing non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property (“IP”) or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.

Royalty and milestone income

Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and the related performance obligations are satisfied.

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

4                             Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

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

Fair value of the warrant liability and stock options

Determining the fair value of the warrant liability and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. Fair value assumptions used are described in note 17 - Warrant liability and 19 - Share and other capital.

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

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 - Income taxes. .

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

5                             Recent accounting pronouncements

Accounting standards adopted in 2018

IFRS 9 Financial instruments

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

The Company’s financial assets are mainly comprised of cash and cash equivalents, trade and other receivables, and restricted cash equivalents, which are classified and accounted for under IFRS 9 at amortized cost. Financial liabilities are mainly comprised of payables and accrued liabilities, which are accounted for at amortized cost, and the warrant liability, which is a derivative that is accounted for at fair value through profit and loss (FVTPL).

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

The impacts of adoption of the new standard are summarized below:

The Company’s revenue consists of licensing fees representing non-refundable payments received at the time of executing the license agreement, which are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligation and collectability of the fees is probable. Under IFRS 15, the Company determines whether the Company’s promise to grant a license provides its customer with either a right to access the Company’s IP or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfer to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.

Revenue consists also of royalty income from the out-licensing of IP, which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for IP licenses.

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

Accounting standards not yet adopted

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee (“SIC”) 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company’s consolidated financial statements.

In June 2017, IFRIC 23, “Uncertainty over Income Tax Treatment” (“IFRIC 23”), was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The adoption of this interpretation is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The adoption of these amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

6                             Licensing arrangements

Macrilen License and Assignment Agreement

On January 16, 2018, the Company through Aeterna Zentaris GmbH entered into a license and assignment agreement (the “License and Assignment Agreement”) with Strongbridge to carry out development, manufacturing, registration,

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii)  Strongbridge has agreed to fund 70% of the costs of a  pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for an Interim Supply Arrangement.

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

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Novo purchase of Strongbridge License Agreement

Effective December 19, 2018, Strongbridge sold the entity which owned the License and Assignment Agreement for the United States and Canadian rights to Macrilen™ to Novo.

Zoptrex™ License Agreements

On July 1, 2016, the Company entered into a license agreement (the “Cyntec License Agreement”) with Cyntec Co., Ltd. (“Cyntec”), an affiliate of Orient EuroPharma Co., Ltd. (“OEP”) for Zoptrex™ (zoptarelin doxorubicin) for the initial indication of endometrial cancer. Under the terms of the Cyntec License Agreement, the Company was paid a nonrefundable upfront cash payment (the “License Fee”) of EUR 0.5 million in consideration for the license to Cyntec of the Company’s intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the “OEP Territory”). Cyntec has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones.

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

On December 1, 2014, the Company entered into an exclusive master collaboration agreement (“Master Collaboration Agreement”), a technology transfer and technical assistance agreement (“Tech Transfer Agreement”) and a license agreement (“Sinopharm License Agreement”) with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”) for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People’s Republic of China, including Hong Kong and Macau (collectively, the “Sinopharm Territory”). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment (the “Transfer Fee”) of $1,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, pursuant to the Sinopharm License Agreement, the Company is entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory.

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

12                      Property, plant and equipment

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Depreciation of $35 ($100 in 2017 and $112 in 2016) is presented in the consolidated statement of comprehensive income (loss) as follows: $20 ($69 in 2017 and $80 in 2016) in R&D costs, $10 ($10 in 2017 and $11 in 2016) in general and administrative  (“G&A”) expenses and $5 ($21 in 2017 and $21 in 2016) in selling expenses.

13                      Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks with such assets expected to be fully amortized by 2021.  Changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2018			Year ended December 31, 2017
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances — Beginning of the year	34,246	(34,156)	90	30,032	(29,962)	70
Additions	—	—	—	—	—	—
Impairment (loss) reversal*	—	—	—	—	44	44
Recurring amortization expense*	—	(23)	(23)	—	(38)	(38)
Impact of foreign exchange rate changes	(1,603)	1,598	(5)	4,214	(4,200)	14
Balances — End of the year	32,643	(32,581)	62	34,246	(34,156)	90

* Recorded as R&D costs in the consolidated statements of comprehensive income (loss).

14                      Goodwill

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2017	7,553	—	7,553
Impact of foreign exchange rate changes	1,060	—	1,060
At December 31, 2017	8,613	—	8,613
Impact of foreign exchange rate changes	(403)	—	(403)
At December 31, 2018	8,210	—	8,210

Management’s evaluation of impairment in goodwill is based on estimates that are derived from our licensee’s projected sales of Macrilen for 2019 (both units and selling price), annual revenue growth rate, growth in operating expenses, the effect of future costs of the pediatric development program (the “PIP”) and discount rate for generating the Company’s net present value. There was no impairment assessed at December 31, 2018.

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

(a)                     Represents financing of the Company’s 2019 insurance premiums, carrying interest at 6.5% and repayable in eight equal monthly installments commencing January 31, 2019.

16                      Provision for restructuring and other costs

In the third quarter of 2017, Aeterna Zentaris GmbH, and its Works Council approved a restructuring program (the “2017 German Restructuring”), which was rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ and the related impact on the product pipeline. This was also part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of Macrilen™ (macimorelin), including through out-licensing arrangements and pursuing in-licensing opportunities.

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Other provision	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	2017 German Restructuring: severance	Total
		$	$	$	$
January 1, 2017	158	574	—	—	732
Provision recognized	—	—	1,113	2,002	3,115
Utilization of provision	(152)	(145)	(19)	(138)	(454)
Change in the provision	—	(20)	10	(41)	(51)
Unwinding of discount and impact of foreign exchange rate changes	3	64	104	(16)	155
December 31, 2017	9	473	1,208	1,807	3,497
Provision recognized	—	317	—	—	317
Utilization of provision	(9)	(222)	(467)	(1,202)	(1,900)
Change in the provision	—	—	(21)	(432)	(453)
Unwinding of discount and impact of foreign exchange rate changes	—	(21)	(57)	(85)	(163)
December 31, 2018	—	547	663	88	1,298
Less: current portion	—	(136)	(663)	(88)	(887)
Non-current portion	—	411	—	—	411

17                      Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2018	2017	2016
	$	$	$
Balance — Beginning of the year	3,897	6,854	10,891
Share purchase warrants issued during the year (note 19)	—	—	400
Share purchase warrants exercised during the year	—	(735)	—
Change in fair value of share purchase warrants	(263)	(2,222)	(4,437)
Balance - End of the year	3,634	3,897	6,854

A summary of the activity related to the Company’s share purchase warrants is provided below.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018		2017			2016
	Number	Weighted average exercise price ($)	Number		Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Balance — Beginning of the year	3,417,840	7.59	3,779,245		9.66	2,842,309	11.30
Issued (note 19)	—	—	—		—	945,000	4.70
Exercised	—	—	(331,730	)*	1.07	—	—
Expired (note 19)	(25,996)	185.00	(29,675)		345.00	(8,064)	4.23
Balance — End of the year	3,391,844	6.23	3,417,840		7.59	3,779,245	9.66

*       A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares  issued was 301,343.

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2018:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
1.07	115,844	1.19
4.70	945,000	1.34
7.10	2,331,000	1.96
	3,391,844	1.76

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2018. The Black-Scholes option pricing model uses “Level 2” inputs, as defined by IFRS 13, Fair value measurement (“IFRS 13”) and as discussed in note 24 - Financial instruments and financial risk management.

	Number of equivalent	Market- value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
	shares	($)	($)	(a)	(b)	(c)	(d)
March 2015 Series A Warrants (e)	115,844	2.94	1.07	2.58%	81.81%	1.19	0.00%
December 2015 Warrants	2,331,000	2.94	7.10	2.47%	122.00%	1.96	0.00%
November 2016 Warrants (f)	945,000	2.94	4.70	2.56%	78.95%	1.34	0.00%

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

The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company’s financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

The change in the Company’s accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Balances — Beginning of the year	14,145	13,197	12,375	84	217	281
Current service cost	66	107	87	6	14	13
Interest cost	224	237	282	1	3	—
Actuarial (gain) loss arising from changes in financial assumptions	(193)	(694)	1,479	19	(115)	—
Benefits paid	(492)	(485)	(399)	(2)	(66)	(60)
Impact of foreign exchange rate changes	(650)	1,783	(627)	(3)	31	(17)
Balances — End of the year	13,100	14,145	13,197	105	84	217
Amounts recognized:
In net loss	(290)	(344)	(369)	(26)	98	(13)
In other comprehensive income (loss)	843	(1,089)	(852)	3	(31)	17

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

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

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $75 for the year ended December 31, 2018 ($119 for 2017 and $129 for 2016).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

If variations in the following assumptions had occurred during 2018, the impact on the Company’s pension benefit obligation of $13,100 as at December 31, 2018 would have been as follows:

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

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

April 2016 ATM Program

On April 1, 2016, the Company entered into an ATM sales agreement (the “April 1, 2016 ATM Program”), under which the Company was able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.

Between April 1, 2016 and March 24, 2017, the Company issued a total of 1,706,968 common shares under the April 2016 ATM Program at an average issuance price of $3.52 per share for aggregate gross proceeds of $6.0 million less cash transaction costs of $190 and previously deferred financing costs of $225.

March 2017 ATM Program

On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the “March 2017 ATM Program”). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1,780,000 less cash transaction costs of $55 and previously deferred financing costs of $65.

April 2017 ATM Program

On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “April 2017 ATM Prospectus Supplement” or “April 2017 ATM Program”) related to sales and distributions of up to a maximum of 2.24 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company’s Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allowed the Company to offer up to $50 million of common shares and is effective for a three-year period.

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

Public offerings

November 2016 Offering

On November 1, 2016, the Company completed a registered direct offering of 2.1 million units (the “Units”), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the “November 2016 Offering”).

Total gross cash proceeds raised through the November 2016 Offering amounted to $7.6 million, less cash transaction costs of $1.0 million, and previously deferred transactions costs of $27. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.

The warrants contain a call provision which provides that, in the event the Company’s common shares trade at or above  $10 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a “net” or “cashless” basis. See also note 17 - Warrant liability.

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

The pre-funded warrants were offered in the November 2016 Offering to the investor because the purchase of Units would have resulted in the investor beneficially owning more than an “initial beneficial ownership limitation” of 4.9% of the Company’s common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.

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

Shareholder rights plan

The Company has a shareholder rights plan (the “Rights Plan”) that provides the Board of Directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company’s shareholders at its annual meeting of shareholders held on  May 10, 2016.

The Board of Directors reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as the evolving practices of public corporations in Canada, with respect to shareholder rights plan design and has made some minor amendments thereto as a result. The Board of Directors determined it appropriate and in the best interests  of the shareholders to continue the Rights Plan and approved the amended and restated rights plan (the “Rights Plan”) on March 26, 2019. The Rights Plan will take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders scheduled to be held on May 8, 2019.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).

Long-term incentive plan

At the 2018 annual and special meeting of shareholders, the Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the “LTIP”), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016.

Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

During 2018, the Company granted Deferred Share Units (DSU) and stock options. The following tables summarizes the activity under the LTIP and, previously, the Stock Option Plan:

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2018		2017		2016
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance — Beginning of the year	712,415	4.66	966,539	7.23	272,874	25.88
Granted	426,000	1.74	390,000	2.05	713,573	3.47
Forfeited	(249,599)	3.23	(643,271)	6.02	(10,034)	99.22
Cancelled	—	—	—	—	(9,874)	157.11
Expired	—	—	(853)	704.88	—	—
Balance — End of period	888,816	3.66	712,415	4.66	966,539	7.23

	Years ended December 31,
	2018		2017		2016
Canadian dollar-denominated stock options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance — Beginning of the year	1,503	605.84	1,858	820.27	3,787	845.46
Forfeited	(104)	668.65	—	—	(1,028)	967.63
Cancelled	—	—	—	—	(901)	758
Expired	(530)	367.70	(355)	1,728.15	—	—
Balance — End of the year	869	743.56	1,503	605.84	1,858	820.27

	Total US$ share-based awards as at December 31, 2018
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.46 to 1.79	211,000	8.62	1.71
1.80 to 2.11	490,000	6.41	2.06
2.12 to 3.50	157,148	4.75	3.46
3.51 to 4.58	26,000	3.97	4.58
4.59 to 1,044.00	4,668	2.77	260.87
	888,816	6.55	3.66

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

The Black-Scholes pricing models referred above use “Level 2” inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 24 - Financial instruments and financial risk management.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

20                      Operating expenses

The nature of the Company’s operating expenses from continuing operations include the following:

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

(1)                     Key management includes the Company’s executive management team and directors.

(2)                     Leasing costs also include changes in the onerous lease provision (note 16 - provisions for restructuring and other costs), other than attributable to the unwinding of the discount.

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

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

Income (loss) before income taxes is attributable to the Company’s tax jurisdictions as follows:

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

23                      Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.

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

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

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

Fair value

As discussed in note 17 - Warrant liability, the Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

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

Level 2 —    Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 —    Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, market risk (share price risk) and foreign exchange risk and how the Company manages those risks.

(a)                     Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

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

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b)                     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

discussed in note 2 - Assessment of liquidity and management’s plans. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)                      Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation as further described in note 15 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $1.19 to $3.87 during the year ended December 31, 2018.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net income related to the warrant liability held at December 31, 2018 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,634	1,792	(1,504)
Total impact on net income — (decrease) / increase		1,792	(1,504)

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

Revenues have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees.

Non-current assets* by geographical area are detailed as follows:

	December 31,
	2018	2017
	$	$
Germany	8,599	12,552
United States	153	102
Canada	3	160
	8,755	12,814

*                 Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

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

Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

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

Securities class action lawsuit

The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the “Class Period”), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company’s common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.

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

Cogas Consulting, LLC (“Cogas”) filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit was removed to federal court in Georgia.  In the lawsuit, Cogas alleged that its employee (and sole shareholder) John Sharkey was entitled to a “success fee” commission on the Strongbridge License Agreement.  Cogas was claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. On November 5, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Cogas in the amount of $625. The parties now consider their contractual relationship as having been terminated.

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

1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4

Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)

2.1

Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as at March 29, 2016 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on March 30, 2016)

2.2

Draft (subject to approval at Shareholders meeting) Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of [May 8], 2019 (Incorporated by reference to Exhibit 2.2 of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)

4.1

Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)

4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3

License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)

4.4

Employment Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.5

Change of Control Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.6

Employment Agreement dated March 5, 2018 between James Clavijo and the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.7

Change of Control Agreement dated March 5, 2018 between James Clavijo and the Registrant (incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

4.8

Independent Contractor Agreement dated September 18, 2018 between Leslie Auld and the Registrant (Incorporated by reference to Exhibit 4.8 of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)

4.9

Master Collaboration Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)

4.10

License Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)

4.11

Technology Transfer and Technical Assistance, Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)

4.12	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on October 21, 2016)
4.13

At Market Issuance Sales Agreement dated April 27, 2017 between the Registrant and H.C. Wainwright & Co. LLC (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on April 28, 2017)

8.1	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 8.1 of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
11.1

Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)

11.2

Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)

11.3

Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)

12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of the Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit 15.1 of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	INS XBRL Instance Document (Incorporated by reference to Exhibit 101.INS of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	SCH XBRL Taxonomy Extension Schema (Incorporated by reference to Exhibit 101.SCH of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase (Incorporated by reference to Exhibit 101.CAL of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase (Incorporated by reference to Exhibit 101.DEF of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase (Incorporated by reference to Exhibit 101.LAB of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase (Incorporated by reference to Exhibit 101.PRE of the Registrant’s Form 20-F filed with the Commission on April 1, 2019)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AETERNA ZENTARIS INC.

/s/ Michael V. Ward

Michael V. Ward
President and Chief Executive Officer

Date:  July 26, 2019