Form 20-F
period 2019-12-31
Aeterna Zentaris Inc.
filed 2020-03-31
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019

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

Klaus Paulini

Telephone: +49-69-426020

E-mail: KPaulini@aezsinc.com

Weismüllerstr. 50

Frankfurt am Main, Germany

D-60314

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: [19,994,510] Common Shares as at December 31, 2019.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No : ☒

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes     ☐      No    ☒

Basis of Presentation

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the “Company”, “Aeterna Zentaris”, “we”, “us”, “our” or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars and references to “EUR” are to euros. Unless otherwise indicated, the statistical and financial data contained in this Annual Report on Form 20-F are presented as at December 31, 2019.

All share, option and share purchase warrant as well as per share, option and share purchase warrant information presented in this Annual Report on Form 20-F have been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse stock split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis (the “Share Consolidation”). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder’s percentage of ownership interest.

This Annual Report on Form 20-F also contains certain information regarding products or product candidates that may potentially compete with our products and product candidates, and such information has been primarily derived from information made publicly available by the companies developing such potentially competing products and product candidates and has not been independently verified by Aeterna Zentaris.

Special Note on Forward-Looking Statements

This Annual Report on Form 20-F and the documents incorporated herein by reference contain “forward-looking statements” made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. All statements other than statements of historical facts included in or incorporated by reference into this Annual Report on Form 20-F, under the caption “Key Information—Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Our forward-looking statements generally include statements about our plans, objectives, strategies and prospects regarding, among other things, our businesses, results of operations, liquidity and financial condition. In some cases, we have identified these forward-looking statements with words like “believe,” “may,” “could,” “might,” “possible,” “potential,” “project,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “approximate,” “contemplate” or “continue,” or the negative of these words or other words and terms of similar meaning. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, but are not limited to, the following:

●	our ability to raise capital and obtain financing to continue our currently planned operations;

●	our ability to continue to list our Common Shares on the NASDAQ;

●	our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH (“AEZS Germany”) to Aeterna Zentaris and the U.S. subsidiary and secure additional financing;

●	our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license and assignment agreement with Novo Nordisk A/S (“Novo”);

●	our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect;

●	our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin);

●	potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration;

●	uncertainties related to the regulatory process;

●	unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus;

●	our ability to efficiently commercialize or out-license Macrilen™ (macimorelin);

●	our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin);

●	the degree of market acceptance of Macrilen™ (macimorelin);

●	our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product;

●	our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin);

●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;

●	our ability to take advantage of business opportunities in the pharmaceutical industry;

●	our ability to protect our intellectual property; and

●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

More detailed information about these and other factors is included under “Risk Factors” in this Annual Report on Form 20-F and in other documents incorporated herein by reference. Many of these factors are beyond our control. Future events may vary substantially from what we currently foresee. You should not place undue reliance on such forward-looking statements. We disavow and are under no obligation to update or alter such forward-looking statements whether as a result of new information, future results, events, developments or otherwise, unless required to do so by a governmental authority or applicable law. We advise you, however, to review any further disclosures we make on related subjects in our reports on Form 6-K filed or furnished to the SEC.

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

The consolidated statement of comprehensive (loss) income information set forth in this Item 3.A. with respect to the years ended December 31, 2019, 2018 and 2017 and the consolidated statement of financial position information as at December 31, 2019 and 2018 have been derived from the audited consolidated financial statements set forth in Item 18, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated statement of comprehensive income (loss) information with respect to the years ended December 31, 2016 and 2015 and the consolidated statement of financial position information as at December 31, 2017, 2016 and 2015 set forth in this Item 3.A. have been derived from our previous consolidated financial statements not included herein, and have also been prepared in accordance with IFRS, as issued by the IASB. The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F, as well as “Item 5. – Operating and Financial Review and Prospects” of this Annual Report on Form 20-F.

The Company has not declared or paid any dividends per share during the periods covered by the selected financial data.

Consolidated Statements of Comprehensive (Loss) Income Information

(in thousands of U.S. dollars, except share and per share data)

Derived from consolidated audited financial statements prepared in accordance with IFRS, as issued by the IASB

	December 31,
	2019	2018	2017	2016	2015
	$	$	$	$	$
Revenues
License fees	74	24,325	458	497	248
Product sales	129	2,167	—	—	—
Royalty income	45	184	—	—	—
Sales commission	—	110	—	—	—
Supply chain	284	95	465	414	297
	532	26,881	923	911	545
Cost of sales	410	2,104	—	—	—
Research and development costs	1,837	2,932	10,704	16,495	17,234
General and administrative expenses	6,615	8,894	8,198	7,147	11,308
Selling expenses	1,214	3,109	5,095	6,745	6,887
Restructuring costs	507	—	—	—	—
Impairment of right of use asset	22	—	—	—	—
Write-off of other current assets	169	—	—	—	—
	10,774	17,039	23,997	30,387	35,429
(Loss) income from operations	(10,242)	9,842	(23,074)	(29,476)	(34,884)
Settlements	—	(1,400)	—	—	—
Gain (loss) due to changes in foreign currency exchange rates	87	656	502	(70)	(1,767)
Change in fair value of warrant liability	4,518	263	2,222	4,437	(10,956
Warrant exercise inducement fee	—	—	—	—	(2,926)
Other finance (costs) income	(593)	278	75	150	305
Net finance income (costs)	4,012	1,197	2,799	4,517	(15,344)
(Loss) income before income taxes	(6,230)	9,639	(20,275)	(24,959)	(50,228)
Income tax recovery (expense)	188	(5,452)	3,479	—	—
Net (loss) income from operations	(6,042)	4,187	(16,796)	(24,959)	(50,228)
Net income from discontinued operations	—	—	—	—	85
Net (loss) income	(6,042)	4,187	(16,796)	(24,959)	(50,143)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	83	(260)	(1,430)	569	1,509
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	(1,068)	193	694	(1,479)	844
Comprehensive (loss) income	(7,027)	4,120	(17,532)	(25,869)	(47,790)
Basic net (loss) income per share from continuing operations(1)	(0.35)	0.25	(1.12)	(2.41)	(18.17)
Diluted net (loss) income per share from continuing operations(1)	(0.35)	0.24	(1.12)	(2.41)	(18.17)
Net income per share (basic and diluted) from discontinued operations[1]	—	—	—	—	0.03
Net (loss) income per share (basic)[1]	(0.35)	0.25	(1.12)	(2.41)	(18.14)
Net (loss) income per share (diluted)[1]	(0.35)	0.24	(1.12)	(2.41)	(18.14)
Weighted average number of shares outstanding:
Basic	17,494,472	16,440,760	14,958,704	10,348,879	2,763,603
Diluted	17,494,472	17,034,812	14,958,704	10,348,879	2,763,603

[1]	Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation

Consolidated Statement of Financial Position Information

(in thousands of U.S. dollars)

Derived from consolidated financial statements prepared in accordance with IFRS, as issued by the IASB

	As at December 31,
	2019	2018	2017	2016	2015
	$	$	$	$	$
Cash and cash equivalents	7,838	14,512	7,780	21,999	41,450
Restricted cash equivalents	364	418	381	496	255
Total assets	19,981	25,011	22,195	31,659	51,498
Warrant liability (current and non-current portion)	2,255	3,634	3,897	6,854	10,891
Share capital	224,528	222,335	222,335	213,980	204,596
Shareholders’ (deficiency) equity	(2,463)	1,907	(2,783)	6,212	21,615

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially, adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and all forward-looking statements in the documents incorporated by reference are based on information available to us as of the date of each such document. We disavow and are under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

Risks Relating to Us and Our Business

We may not be able to continue as a going concern if we do not obtain cash from AEZS Germany to fund our North American operations, and we do not obtain additional financing.

We have incurred, and expect to continue to incur, substantial expenses in our efforts to develop Macrilen™ (macimorelin). Consequently, we have incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018, when we earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the U.S. and Canada.

The ability to realize our assets and meet our obligations as they come due is dependent on earning sufficient revenues under the license and assignment agreement with a subsidiary of Novo (the “License Agreement”), monetizing commercial opportunities for Macrilen™ (macimorelin) in the rest of the world (“ROW”), realizing other monetizing transactions and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $45,000 for the year ended December 31, 2019. Furthermore, the Company had cash of $7,838,000 for the year ended December 31, 2019. In September 2019, the Company closed an equity financing which provided approximately $4,193,000 in net cash proceeds (“September 2019 Financing”). Subsequent to 2019, in February 2020, the Company closed an equity financing which provided approximately $3,900,000 in net cash proceeds (“February 2020 Financing”).

Aeterna Zentaris is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Our principal operating subsidiary, AEZS Germany, holds most of our intellectual property rights and is also the counter-party for revenue earned under the License Agreement. In the event that Aeterna Zentaris is unable to obtain additional funding from third party sources, it will require cash from AEZS Germany to fund its North American operations. If and when current and medium term liabilities of AEZS Germany exceed the values ascribed to AEZS Germany’s assets, it may no longer be possible under applicable German solvency laws for AEZS Germany’s operations to continue. The Company has some discretion to manage research and development costs, administrative expenses and capital expenditures in order to maintain its cash liquidity; however, the Company will need to conclude agreement(s) for licensing or selling the European or worldwide rights to Macrilen™ (macimorelin) and, if necessary, obtain further financing in order to continue its currently planned operations. Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. For additional discussion of risks related to licensing and selling of Macrilen™ (macimorelin), see risk factor titled “If we are unable to successfully commercialize or out-license Macrilen™ (macimorelin), or if we experience significant delays in doing so, our business would be materially harmed, and the future and viability of the Company could be imperiled” below.

In the event we use up the proceeds from recent third party financings and are not able to transfer cash from AEZS Germany to fund our North American operations and/or secure additional funding, we may be forced to curtail operations, cease operations altogether or file for bankruptcy.

The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares.

Public health crises such as pandemics, epidemics or similar outbreaks could adversely impact our operations or the market price of our Common Shares. In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions, school closures and other significant restrictions on business operations imposed by governmental authorities in North America, Europe and worldwide. On January 30, 2020, the World Health Organization declared the outbreak of the COVID-19 a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the U.S. to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The extent to which the COVID-19 impacts our operations or market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S., Canada or Germany, including the duration of the outbreak, new information that may emerge concerning the severity of the COVID-19 and the actions to contain the virus or treat its impact, among others. COVID-19, however, has already resulted in significant volatility in the world and the national trading markets.

The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations. The significant spread of COVID-19 within the U.S., Canada or Germany resulted in a widespread health crisis and has had adverse effect on the national economies generally, the markets that we serve, our operations and the market price of our Common Shares.

Investments in biopharmaceutical companies are generally considered to be speculative in nature.

The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, and, accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.

If we are unable to successfully commercialize or out-license Macrilen™ (macimorelin), or if we experience significant delays in doing so, our business would be materially harmed, and the future and viability of the Company could be imperiled.

Our principal focus is on the licensing and development of Macrilen™ (macimorelin) and we currently do not have any other product. We are a party to the License Agreement to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S. and Canada. We continue to explore licensing opportunities worldwide.

The commercial success of Macrilen™ (macimorelin) depends on several factors, including, but not limited to, the following:

●	receipt of approvals from foreign regulatory authorities;

●	successfully negotiating pricing and reimbursement in key markets in the E.U. for macimorelin;

●	successfully contracting with qualified third-party suppliers to manufacture macimorelin;

●	developing appropriate distribution and marketing infrastructure and arrangements for our product;

●	launching and growing commercial sales of the product;

●	out-licensing macimorelin to third parties; and

●	acceptance of the product in the medical community, among patients and with third-party payers.

If we are unable to successfully achieve any of these factors, our business, financial condition and results of operations may be materially, adversely affected.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price or the value of our Common Shares or other securities.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price of Common Shares or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include, but are not limited to, the following:

●	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize Macrilen™ (macimorelin);

●	not obtaining necessary regulatory approvals from the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the European Commission (“EC”) or other agencies that may delay or prevent us from obtaining approval of a pediatric indication for Macrilen™ (macimorelin), which may affect the share price of our Common Shares;

●	the timing of regulatory submissions and approvals;

●	the nature and timing of licensing fee revenues;

●	the outcome of future litigation;

●	foreign currency fluctuations;

●	the effects of the recent outbreak of COVID-19, including the effects of intensified efforts to contain the spread of the virus, which has, to date, included, among other things, quarantines and travel restrictions.

●	the timing of the achievement and the receipt of milestone payments from current or future licensing partners; and

●	failure to enter into new or the expiration or termination of current agreements with suppliers who manufacture Macrilen™ (macimorelin).

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future periods, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the share price of our Common Shares and the value of our other securities could fluctuate significantly or decline.

If we are unable to successfully complete the pediatric clinical trial program for Macrilen™ (macimorelin), or if such clinical trial takes longer to complete than we project, our ability to execute any related business strategy will be adversely affected.

If we experience delays in identifying and contracting with sites and/or in-patient enrollment in our pediatric clinical trial program for Macrilen™ (macimorelin), we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries other than the U.S. and Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Furthermore, children have different metabolic issues than adults. Accordingly, we may not be able to complete the pediatric clinical trial within an acceptable time-frame, if at all. If we or our contract research organization (a “CRO”) have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must, among other requirements:

●	meet the requirements of these authorities from multiple countries and jurisdictions and their related statutes, regulations and guidance;

●	meet the requirements for informed consent;

●	meet the requirements for institutional review boards; and

●	meet the requirements for good clinical practices.

We are currently dependent on certain strategic relationships with third parties for the development, manufacturing and licensing of Macrilen™ (macimorelin) and we may enter into future collaborations for the development, manufacturing and licensing of Macrilen™ (macimorelin).

Our arrangements with third parties may not provide us with the benefits we expect and may expose us to a number of risks.

Currently, we are dependent on Novo to commercialize Macrilen™ (macimorelin) in the U.S. and Canada. Most of our potential revenue consists of contingent payments, including milestones and royalties on the sale of Macrilen™ (macimorelin). The milestone and royalty revenue that we may receive under this collaboration will depend upon Novo’s ability to successfully introduce, market and sell Macrilen™ (macimorelin) in the U.S. If Novo does not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially, adversely affected.

Our reliance on relationships with Novo and other potential third parties poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights to third parties. These agreements create certain additional risks. The occurrence of any of the following or other events may delay or impair commercialization of Macrilen™ (macimorelin):

●	in certain circumstances, third parties may assign their rights and obligations under these agreements to other third parties without our consent or approval;

●	the third parties may cease to conduct business for financial or other reasons;

●	we may not be able to renew such agreements;

●	the third parties may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of Macrilen™ (macimorelin);

●	the third parties may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in this industry);

●	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of Macrilen™ (macimorelin); and

●	disputes may arise between us and the third parties that could result in the delay or termination of the manufacturing or commercialization of Macrilen™ (macimorelin), resulting in litigation or arbitration that could be time-consuming and expensive, or causing the third parties to act in their own self-interest and not in our interest or those of our shareholders.

In addition, the third parties can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to manufacturing and commercializing Macrilen™ (macimorelin), which would likely cause a drop in share price of our Common Shares.

We may be unsuccessful in consummating further out-licensing arrangements for MacrilenTM (macimorelin) on favorable terms and conditions, or we may be significantly delayed in doing so.

As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities for macimorelin in addition to the License Agreement. If we elect to collaborate with third parties in respect of macimorelin, we may not be able to negotiate a collaborative arrangement for macimorelin on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize macimorelin, our business, financial condition and results of operations may be adversely affected.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require significant additional capital to fund our commercialization efforts and may require additional capital to pursue planned clinical trials and regulatory approvals. Although we have capital from the License Agreement, we do not anticipate generating significant revenues from operations in the near future other than from the License Agreement. Moreover, we currently have no committed sources of capital. Please see the Risk Factor entitled “We may not be able to continue as a going concern if we do not obtain cash from AEZS Germany to fund our North American operations and we do not obtain additional financing.”

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources, including, without limitation, through at-the-market offerings and issuances of securities. Additional funding may not be available on terms that are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable or exercisable for equity securities, the issuance of those securities would result in dilution to our shareholders. Moreover, the incurrence of debt financing or the issuance of dividend-paying preferred shares, could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our operations and on our ability to make certain expenditures and/or to incur additional indebtedness, which could render us more vulnerable to competitive pressures and economic downturns.

Our future capital requirements are substantial and may increase beyond our current expectations depending on many factors, including, but not limited to, the following:

●	the duration of changes to and results of our clinical trials for any future products going forward;

●	unexpected delays or developments in seeking regulatory approvals;

●	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

●	unexpected developments encountered in implementing our business development and commercialization strategies;

●	the potential addition of commercialized products to our portfolio;

●	the outcome of future litigation; and

●	further arrangements, if any, with collaborators.

In addition, global economic and market conditions, as well as future developments in the credit and capital markets, may make it even more difficult for us to raise additional financing in the future.

We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain regulatory approvals for the latter.

The manufacturing, marketing and sale of Macrilen™ (macimorelin) are and will be subject to strict and ongoing regulation, even with marketing approval by the FDA and the EC for Macrilen™ (macimorelin). Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, the EC approval for macimorelin was conditioned on our agreement to conduct post-marketing follow-up studies to monitor the safety or efficacy of the product. In addition, as clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers will be required to comply with applicable Current Good Manufacturing Practice (cGMP) regulations for the manufacture of our current or future products and other regulations. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of a product and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

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

On December 20, 2017, the FDA granted marketing approval in the U.S. for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”), and on January 16, 2019, the EC granted marketing approval in Europe for macimorelin for the diagnosis of AGHD. Regulatory authorities generally approve products for specified indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Our operations and practices are subject to regulation and scrutiny by the U.S. government, as well as governments of any other countries in which we do business or conduct activities. Later discovery of previously unknown problems or safety issues and/or failure to comply with domestic or foreign laws, knowingly or unknowingly, can result in various adverse consequences, including, among other things, a possible delay in the approval or refusal to approve a product, warning or untitled letters, fines, injunctions, civil penalties, recalls or seizures of products and related publicity requirements, total or partial suspension of production, import or export bans or restrictions, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, criminal prosecution and penalties, suspension or withdrawals of previously granted regulatory approvals, withdrawal of an approved product from the market and/or exclusion from government healthcare programs. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

Because we operate in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our licensees’ or collaborators’ businesses or marketing activities for various reasons.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA, the EC and other health authorities. In addition, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

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

In the U.S. and in other jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third-party payers. Furthermore, the pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including President Donald Trump. Additionally, in the U.S., individual states have also passed legislation and proposed bills that are aimed at drug pricing transparency, which will likely impact drug pricing. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of Macrilen™ (macimorelin).

The Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”) has had far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. The future of the ACA is, however, uncertain. Since January 2017, the U.S. Congress has proposed various bills to revise the ACA. In addition, President Donald Trump has suggested similar action and enacted Executive Orders to curtail the ACA and its impact on healthcare in the U.S. In addition, on December 18, 2019, the 5th Circuit of the U.S. ruled that the individual mandate in the ACA is unconstitutional, and sent the case back to the applicable District Court to determine whether the entire law is invalid or if some parts of the ACA can survive. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation, or potential legislation, regulation, judicial review and orders, or their impact on us.

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

If we or our licensees market products or interact with health care practitioners in a manner that violates healthcare fraud or abuse laws, we or our licensees may be subject to civil or criminal penalties, including exclusion from participation in government healthcare programs.

As a pharmaceutical company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid or other national or third-party payers for our current product, U.S. federal and state healthcare laws and regulations, as well as certain E.U. regulatory and government agencies, pertaining to fraud or abuse are and will be applicable to our business. We and our licensees are subject to healthcare fraud and abuse regulation by E.U. regulatory and government agencies in the countries where we may seek marketing access, and the U.S. federal government and the states in which we conduct our business.

The laws that may affect our or that of our licensee’s ability to operate include the federal healthcare program anti-kickback statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, the purchase, lease or order, or arrangement for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to arrangements between pharmaceutical manufacturers and prescribers, purchasers and formulary managers. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or a safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product, reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates, engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses and submitting inflated best price information to the Medicaid Drug Rebate Program.

The Health Insurance Portability and Accountability Act of 1996 also created prohibitions against healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. The false statements statute immediately noted above prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The ACA, through the Physician Payment Sunshine Act of 2010, imposed new requirements on manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services (“CMS”) information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members. Manufacturers are required to report such data to the government by the 90th calendar day of each year.

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

Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us or our licensees for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, cause reputational harm and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with E.U. government and regulatory agencies and applicable U.S. federal and state laws may prove costly.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The ACA also made several important changes to the federal anti-kickback statute, false claims laws and healthcare fraud statute by weakening the intent requirement under the anti-kickback and healthcare fraud statutes that may make it easier for the government or whistleblowers to charge such fraud and abuse violations. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. In addition, the ACA increases penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and negatively impact our financial results.

If Macrilen™ (macimorelin) does not gain market acceptance, we may be unable to generate significant revenues.

Market acceptance of Macrilen™ (macimorelin) depends on a number of factors, including, but not limited to, the following:

●	demonstration of clinical efficacy and safety;

●	the prevalence and severity of any adverse side effects;

●	limitations or warnings contained in the product’s approved labeling;

●	availability of alternative treatments or tests for the indications we target;

●	the advantages and disadvantages of Macrilen™ (macimorelin) relative to current or alternative treatments and tests;

●	the availability of acceptable pricing and adequate third-party reimbursement; and

●	the effectiveness of marketing and distribution methods for Macrilen™ (macimorelin).

If Macrilen™ (macimorelin) does not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize Macrilen™ (macimorelin), our ability to generate significant revenues from Macrilen™ (macimorelin) would be limited, and our financial condition could be materially, adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or to successfully expand our business into new markets, the growth in sales of Macrilen™ (macimorelin), along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Macrilen™ (macimorelin), if successfully commercialized, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Macrilen™ (macimorelin) may also compete with new products currently under development by others or with products which may be less expensive than Macrilen™ (macimorelin). There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the share price of our Common Shares.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we are currently focusing our efforts on Macrilen™ (macimorelin), and we are doing so for specific indications. As a result, we may forego or delay pursuit of opportunities for other potential indications for Macrilen™ (macimorelin), which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications for Macrilen™ (macimorelin) require substantial technical, financial and human resources. These activities – if pursued – may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

We may not achieve our projected development goals in the time-frames we announce and expect.

We may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize Macrilen™ (macimorelin). There can be no assurance that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our schedule for launching of Macrilen™ (macimorelin) outside of the U.S. If we fail to achieve one or more of these milestones as planned, the share price of our Common Shares would likely decline.

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

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect that proposals to implement similar government controls will continue. The pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including President Donald Trump. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Furthermore, there is drug pricing reform taking place at the state level in the U.S., in the form of laws and bills, that will impact how pharmaceutical companies can market and sell drug products and at what price. Additionally, third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of a product or orphan drugs or pharmaceutical products generally. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive a product and could adversely affect our profitability. In addition, in the U.S., Canada and many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

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

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render Macrilen™ (macimorelin) uncompetitive or significantly less competitive. Competitors are developing and testing products and technologies that would compete with Macrilen™ (macimorelin). Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than Macrilen™ (macimorelin). We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do.

We may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing Macrilen™ (macimorelin). Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We have filed and are pursuing applications for patents and trademarks in many countries. Pending patent applications may not result in the issuance of patents, and we may not be able to obtain additional issued patents relating to Macrilen™ (macimorelin).

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

We currently have the right to use certain patents and technologies under license agreements with third parties. Our failure to comply with the requirements of one or more of our license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program or given market. Inventions claimed in certain in-licensed patents may have been made with funding from the U.S. government and may be subject to the rights of the U.S. government and we may be subject to additional requirements in the event we seek to commercialize or manufacture product candidates incorporating such in-licensed technology.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect Macrilen™ (macimorelin) in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products or methods may be found to infringe, or patents of which we are aware and believe we do not infringe, but which we may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies, but, which nonetheless, provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

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

If we become involved in any patent litigation, interference, opposition, re-examination or other administrative proceedings, we will likely incur substantial expenses in connection therewith, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations for our current or future products.

We have filed applications for trademark registrations, including Macrilen™ (macimorelin), in various jurisdictions, including the U.S. We may file applications for other possible trademarks for macimorelin. No assurance can be given that any of our trademarks will be registered elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and to conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice (“GCP”) guidelines and the investigational plan and protocols contained in an Investigational New Drug (“IND”) application to the FDA, or a comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our products may be delayed or prevented.

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

We may be subject to litigation in the future.

We may, from time to time, be a party to litigation in the normal course of business. Monitoring and defending against legal actions, whether meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

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

Aeterna Zentaris is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. AEZS Germany, our principal operating subsidiary, based in Frankfurt, Germany, holds most of our intellectual property rights. Because Aeterna Zentaris is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries, which may incur additional or other liabilities and/or obligations. As a result, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and, therefore, the rights of the holders of our securities to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Holders of our securities are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and, therefore, will have priority over the holders of our securities. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities and creditors holding guarantees. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy, insolvency or creditor protection proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our securities. In addition, any distributions to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

German law, which governs our principal operating subsidiary AEZS Germany, imposes an obligation on the managing director(s) of AEZS Germany to institute insolvency proceedings of that subsidiary if the managing director(s) concludes that AEZS Germany is insolvent because it is either illiquid or “over-indebted” in accordance with the provisions of German law.

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

As a public company, we are required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“Section 404”) and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities administrators. In any given year, we cannot be certain as to the time of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (U.S.) rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual consolidated financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404 or similar Canadian requirements or if we report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if we fail to remedy such material weakness.

We are subject to a broad range of environmental laws and regulations and may be subject to environmental remediation obligations under such safety and related laws and regulations. The impact of these obligations and the Company’s ability to respond effectively to them may have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our Common Shares to decline.

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations in the U.S., Canada and Germany concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. In the normal course of our business, such substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us or by previous occupants of the property or by others and at third-party sites where we send waste.

In recent years, the operations of all companies have become subject to increasingly stringent legislation and regulation related to environmental protection. Such legislation and regulations are complex and constantly changing. Future events, such as changes in existing laws or regulations or the enforcement thereof or the discovery of contamination at our facilities may, among other things, require us to install additional controls for certain of our emission sources, undertake changes in our manufacturing processes, remediate soil or groundwater contamination at facilities where such cleanup is not currently required or to take action to address social expectations or concerns arising from or relating to such changes and our response to such changes. The cost of such additional compliance or remediation obligations or responding to such social expectations or concerns may be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our Common Shares and/or debt securities to decline.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined in “Item 10.E - Taxation - Material U.S. Federal Income Tax Considerations” in this Annual Report on Form 20-F) who directly or indirectly hold stock of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

We believe that we were a PFIC for the 2015 taxable year, but were not a PFIC for the 2016, 2017, 2018 and 2019 taxable years. However, the PFIC determination depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. No assurance can be provided that we will not be classified as a PFIC for the 2020 taxable year and for any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common Shares, even if we ceased to meet the threshold requirements for PFIC status. PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark-to-market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares.

In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the Internal Revenue Service (the “IRS”) (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

For a more detailed discussion of the potential tax impact of us being a PFIC, see “Item 10.E - Taxation - Material U.S. Federal Income Tax Considerations” in this Annual Report on Form 20-F. The PFIC rules are complex. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Our net operating losses may be limited for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code.

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the U.S. Internal Revenue Code of 1986, as amended, then such corporation’s use of such “pre-change” NOLs to offset income incurred following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders”, or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its net operating loss carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such net operating loss carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOL carryforwards may vary from state to state. Recent legislation added several limitations to the ability to claim deductions for NOLs, including a deduction limit equal to 80% of taxable income and a restriction on NOL carryback deductions.

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

Our network security and data recovery measures and those of third parties with which we contract, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions in our operations, could result in a material disruption of our clinical activities and business operations and could expose us to third-party legal claims. Furthermore, we could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our R&D equipment and assets could have a material adverse impact on our business, operating results and financial condition.

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

Risks Relating to our Common Shares

Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On January 8, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ, notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our Common Shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by Nasdaq Listing Rule 5550(b)(2). On January 23, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ notifying us that we had regained compliance with the minimum bid price requirement. However, since February 21, 2020, our share price has fallen below $1.00 and as of March 17, was $0.49 on the NASDAQ. There can be no assurance that we will regain compliance with the minimum bid price requirement for continued listing. If we do regain compliance with the minimum bid price requirement for continued listing, there can be no assurance, however, that the market price of our Common Shares will not again fall below $1.00 in the future or that, if it does, we will regain compliance with the minimum bid price requirement for continued listing.

In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (collectively, the “Additional Listing Standards”). If we fail to meet at least one of the Additional Listing Standards, our Common Shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance.

Based on our financial results as at December 31, 2019, we do not believe we are in compliance with the continued listing standards of the NASDAQ. There is no assurance that we will obtain and then maintain compliance and therefore there can be no assurance that our Common Shares will remain listed on the NASDAQ or the TSX. If we fail to meet any of the NASDAQ’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly adversely affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our Common Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business opportunities. If our Common Shares are delisted by the NASDAQ or the TSX, the price of our Common Shares may decline, and a shareholder may find it more difficult to dispose, or obtain quotations as to the market value, of such shares. Moreover, if we are delisted, we could incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our Common Shares and the ability of our shareholders to sell our Common Shares in the secondary market.

Our share price is volatile, which may result from factors outside of our control.

Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.

Between January 1, 2019 and December 31, 2019, the closing price of our Common Shares ranged from $0.90 to $4.65 per share on the NASDAQ and from C$1.19 to C$6.25 per share on the TSX. As of March 17, 2020, the price of our Common Shares on the NASDAQ was $0.49 and C$0.71 on the TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);

●	clinical trial and regulatory developments regarding Macrilen™ (macimorelin);

●	delays in our anticipated clinical trial development or commercialization timelines;

●	announcements by us regarding technological, regulatory or other matters;

●	arrivals or departures of key personnel;

●	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

●	developments or disputes concerning patent or proprietary rights;

●	actual or anticipated fluctuations in our revenues or expenses;

●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

●	economic conditions in the U.S. or abroad, including the instability due to COVID-19.

Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. A thin trading market could cause the share price of our Common Shares to fluctuate significantly more than the stock market as a whole.

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

Any additional or future issuance of securities or convertible securities, including the issuance of securities upon the exercise of stock options and upon the exercise of warrants or other convertible securities or securities pursuant to which Common Shares are issuable, could dilute the interests of our existing shareholders, and could substantially decrease the trading share price of our Common Shares.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants or for other reasons. Our stock option plans generally permit us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares. As at December 31, 2019, there were:

●	19,994,510 Common Shares issued and outstanding;

●	no issued and outstanding Preferred Shares;

●	28,144 Common Shares issuable upon exercise of warrants that we issued in March 2015, which had a weighted average exercise price of $1.07 per Common Share (the March 2015 warrants expired by their terms in March 2020); 2,331,000 Common Shares issuable upon exercise of warrants that we issued in December 2015, which had a weighted average exercise price of $7.10 per Common Share; 945,000 Common Shares issuable upon exercise of warrants that we issued in November 2016, which had a weighted average exercise price of $4.70 per Common Share; and 3,325,000 Common Shares issuable upon exercise of warrants that we issued in September 2019, which had a weighted average exercise price of $1.65 per Common Share;

●	953,116 Common Shares that underlie outstanding stock options and deferred share units granted under our plans, having a weighted average exercise price of $3.38 per Common Share;

●	441 Common Shares that underlie outstanding stock options and deferred share units granted under our plans, having a weighted average exercise price of C$912.00 per Common Share; and

●	246,619 additional Common Shares available for future grants under our Second Amended and Restated Stock Option Plan, and 1,079,198 additional Common Shares available for future grants under our 2018 Long Term Incentive Plan. The maximum number of Common Shares issuable under the plans may equal 11.4% of the issued and outstanding Common Shares at any given time.

In addition, the share price of our Common Shares could also be affected by possible sales of securities by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our securities. This hedging or arbitrage could, in turn, affect the trading share price of our Common Shares.

In the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses.

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

In 2019, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2019, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2020 or in future financial years.

If we were to lose our foreign private issuer status as of June 30 of any given financial year, we would be required to comply with the Securities Exchange Act of 1934 reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we have historically incurred as a foreign private issuer. In addition, if we were to lose our foreign private issuer status, we would no longer qualify under the Canada-U.S. multijurisdictional disclosure system to benefit from being able to file registration statements on Form F-10 (even if we satisfy the other conditions to eligibility), which could make it longer and more difficult to register our securities and raise funds by way of public, registered offerings in the U.S., and we would become subject to “baby shelf” rules that place limitations on our ability to issue an amount of securities above a certain threshold depending on our market capitalization and public float at a given point in time. As a result, we would expect that a potential loss of foreign private issuer status at some future point in time could increase our legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much our legal, financial reporting and accounting compliance costs may increase in such eventuality.

Our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company.

Our articles of incorporation, as amended, authorize the issuance of an unlimited number of “blank check” preferred shares, which could be issued by our board of directors (“Board”) without shareholder approval and which may contain liquidation, dividend and other rights equivalent or superior to our Common Shares. In addition, we have implemented in our constating documents an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board. These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes in our management. Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Common Shares and could also affect the price that some investors are willing to pay for our Common Shares.

Our business could be negatively affected as a result of the actions of activist shareholders.

Proxy contests have been waged against many companies in the biopharmaceutical industry over the last few years. If faced with a proxy contest, we may not be able to successfully respond to the contest, which would be disruptive to our business. Even if we are successful, our business could be adversely affected by a proxy contest because:

●	responding to proxy contests and other actions by activist shareholders may be costly and time-consuming, and may disrupt our operations and divert the attention of management and our employees;

●	perceived uncertainties as to the potential outcome of any proxy contest may result in our inability to consummate potential acquisitions, collaborations or in-licensing opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and

●	if individuals that have a specific agenda different from that of our management or other members of our board of directors are elected to our Board as a result of any proxy contest, such an election may adversely affect our ability to effectively and timely implement our strategic plan and to create value for our shareholders.

Item 4.	Information on the Company

A.	History and development of the Company

We are a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements.  We are a party to a License Agreement with Novo to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with AGHD, in the U.S. and Canada.  In addition, we are actively pursuing business development opportunities for macimorelin in the ROW and to monetize the value of our non-strategic assets.

We were incorporated on September 12, 1990 under the Canada Business Corporations Act (the “CBCA”) and continue to be governed by the CBCA. Our registered address is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9 c/o Stikeman Elliott LLP; the telephone number for the registered address is (416) 869-5500. Our principal executive offices are located at 315 Sigma Drive, Summerville, South Carolina 29486; our telephone number is (843) 900-3223 and our website is www.zentaris.com. None of the documents or information found on our website, or any other website referenced in this Annual Report on Form 20-F, shall be deemed to be included in or incorporated by reference into this Annual Report on Form 20-F, unless such document is specifically incorporated herein by reference. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

On December 30, 2002, we acquired Zentaris AG, a biopharmaceutical company based in Frankfurt, Germany. Zentaris AG was a spin-off of Asta Medica GmbH, a former pharmaceutical company affiliated with Degussa AG.

In May 2004, we changed our name to Aeterna Zentaris Inc., and on May 11, 2007, Zentaris GmbH was renamed Aeterna Zentaris GmbH. AEZS Germany conducts our drug development efforts. Thereafter, in September 2007, we incorporated Aeterna Zentaris, Inc. under the laws of Delaware. This wholly-owned subsidiary, which is based in the Charleston, South Carolina area, conducts certain of our administrative operations.

On November 17, 2015, we effected a 100-to-1 Share Consolidation (reverse stock split). Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015.

On June 6, 2019, we announced that the Company is reducing the size of its German workforce and operations to more closely reflect our ongoing commercial activities in Frankfurt, Germany. This restructuring affected eight employees in Frankfurt, Germany. The restructuring was completed by January 31, 2020, resulting in approximately $600,000 in severance costs.

On August 1, 2019, we filed a shelf registration statement on Form F-3 with the SEC. Under the shelf registration statement we may sell certain combinations of securities described in the applicable prospectus as offered, from time to time in one or more offerings, up to a total dollar amount of $45,000,000, subject to restrictions under SEC rules.

On September 20, 2019, we entered into a securities purchase agreement with institutional investors in the U.S. to purchase our Common Shares in a registered direct offering and warrants to purchase our Common Shares in a concurrent private placement. The net proceeds from this offering were approximately $4.2 million.

Subsequent to 2019, on February 19, 2020, we entered into a securities purchase agreement with institutional investors in the U.S. to purchase our Common Shares in a registered direct offering and warrants to purchase our Common Shares in a concurrent private placement. The net proceeds from this offering were approximately $3.9 million.

We currently have three wholly-owned direct and indirect subsidiaries, AEZS Germany, based in Frankfurt am Main, Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt am Main, Germany; and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in the Charleston, South Carolina area in the U.S.

Our Common Shares are listed for trading on both the NASDAQ and the TSX under the trading symbol “AEZS”.

Our agent for service of process and SEC matters in the U.S. is our wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486.

There have been no principal capital expenditures and divestures (including interest in other companies) during the last three financial years or as the date hereof.

There have been no public takeover offers by third parties with respect to us or by us in respect of other companies’ shares during the last or current financial year.

Recent Developments

For a complete description of our recent corporate and pipeline developments, refer to “Item 5. - Operating and Financial Review and Prospects - Key Developments”.

B.	Business overview

Our primary business strategy is to finalize the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) through the License Agreement in the U.S. and Canada. We continue to explore various alternatives to monetize our rights to Macrilen™ (macimorelin) in other countries around the globe, by finding other license partners in these jurisdictions. Our vision is to become a growth-oriented specialty biopharmaceutical company.

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

Competitors for Macrilen™ (macimorelin) as a product for the diagnosis of AGHD are principally the diagnostic tests currently performed by endocrinologists, although none of these tests are approved by the FDA for this purpose. The most commonly used diagnostic tests for GHD are:

●	The Insulin Tolerance Test (“ITT”), which has historically been considered the gold standard for the evaluation of AGHD because of its high sensitivity and specificity. However, the ITT is inconvenient to both patients and physicians, administered intravenously (IV), and contra-indicated in certain patients, such as patients with coronary heart disease or seizure disorder, because it requires the patient to experience hypoglycemia to obtain an accurate result. Some physicians will not induce full hypoglycemia, intentionally compromising accuracy to increase safety and comfort for the patient. Furthermore, administration of the ITT includes additional costs associated with the patient being closely monitored by a physician for the two- to four-hour duration of the test and the test must be administered in a setting where emergency equipment is available and where the patient may be quickly hospitalized. The ITT is not used for patients with co-morbidities, such as cardiovascular disease, seizure disorder or a history of brain cancer, or for patients who are elderly and frail, due to safety concerns.

●	The Glucagon Stimulation Test (“GST”) is considered relatively safe by endocrinologists. The mechanism of action for this test is unclear. Also, this test takes up to three to four hours. It produces side effects in up to one-third of the patients with the most common being nausea during and after the test. This test is administered intramuscularly (“IM”).

●	The GHRH + ARG test (growth hormone releasing hormone-arginine stimulation) which is an easier test to perform in an office setting and has a good safety profile but is considered to be costly to administer compared to the ITT and the GST. GHRH + ARG has been proposed to be the best alternative to ITT, but GHRH is no longer available in the U.S. This test is administered intravenously (“IV”).

Oral administration of Macrilen™ (macimorelin) offers convenience and simplicity over the current GHD tests used, all of which require either IV or IM administration. Additionally, Macrilen™ (macimorelin) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations (e.g. patients with diabetes mellitus or coronary heart disease), and have demonstrated a variety of side effects, which Macrilen™ (macimorelin) has not thus far. These factors may be limiting the use of GHD testing and may potentially enable Macrilen™ (macimorelin) to become the product of choice in evaluating AGHD. We believe that Macrilen™ (macimorelin) is well-positioned to displace the ITT as the preferred means by endocrinologists of evaluating AGHD for the following reasons:

●	it is safer and more convenient than the ITT because it does not require the patient to become hypoglycemic;

●	Macrilen™ (macimorelin) is administered orally, while the ITT requires an intravenous injection of insulin;

●	Macrilen™ (macimorelin) is a more robust test than the ITT leading to evaluable test results;

●	Macrilen™ (macimorelin) results are highly reproducible;

●	the evaluation of AGHD using Macrilen™ (macimorelin) is less time-consuming and labor-intensive than the ITT; and

●	the evaluation can be conducted in the physician’s office rather than in a hospital-like setting.

We believe that approximately 15,000 – 20,000 AGHD tests will be conducted annually, in the U.S., after full market introduction of Macrilen™ (macimorelin). In addition, based on published information from the U.S. Centers for Disease Control and Prevention, different scientific publications, Huron, TVG and Navigant Research, we estimate that the total potential U.S. market for AGHD evaluation is in the range of 28,000 to 43,000 tests per year, excluding the evaluation of patients who have suffered traumatic brain injury (“TBI”). In patients with TBI, GHD is frequent and may contribute to cognitive sequelae and reduction in quality of life. GHD may develop in approximately 10% to 35% of TBI victims according to published study results. These data support a large upside potential for GHD testing.

Development History

The following is a summary of the history of our development of Macrilen™ (macimorelin):

2004 - 2014

●	We out-licensed the development compound macimorelin acetate to Ardana Bioscience in 2004. Ardana Bioscience subsequently initiated the clinical development program of macimorelin acetate as an orally active compound intended to be used in the diagnosis of AGHD, however in 2008 Ardana Bioscience filed for bankruptcy so we terminated the license and regained rights to the compound. On October 19th, 2009, we announced that we would continue the macimorelin clinical development program for use in evaluating the AGHD and assumed the sponsorship of the IND application. On December 20, 2010, we announced we had reached agreement with the FDA on a Special Protocol Assessment (“SPA”) for Macrilen™ (macimorelin), enabling us to complete the ongoing registration study required to gain approval for use in evaluating AGHD. On July 26, 2011, we announced the completion of the Phase 3 study of Macrilen™ (macimorelin) as a first oral product for use in evaluating AGHD and the decision to meet with the FDA for the future filing of a New Drug Application (“NDA”) for the registration of Macrilen™ (macimorelin) in the U.S. On June 26, 2012, we announced that the final results from a Phase 3 trial for Macrilen™ (macimorelin) showed that the drug is safe and effective in evaluating AGHD. In November 2013, we filed an NDA for Macrilen™ (macimorelin) for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The FDA accepted the NDA for substantive review in January 2014. On November 6, 2014, the FDA informed us, by issuing a Complete Response Letter (“CRL”), that it had determined that our NDA could not be approved in its then present form. The CRL stated that the planned analysis of our pivotal trial did not meet its stated primary efficacy objective as agreed to in the SPA. The CRL further mentioned issues related to the lack of complete and verifiable source data for determining whether patients were accurately diagnosed with AGHD. The FDA concluded that, “in light of the failed primary analysis and data deficiencies noted, the clinical trial does not by itself support the indication.” To address the deficiencies identified above, the CRL stated that we needed to demonstrate the efficacy of Macrilen™ (macimorelin) as a diagnostic test for GHD in a new, confirmatory clinical study. The CRL also stated that a serious event of electrocardiogram QT interval prolongation occurred for which attribution to drug could not be excluded. Therefore, a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary for FDA clearance and approval.

2015 - present

●	Following receipt of the CRL, we assembled a panel of experts in the field of growth-hormone deficiency, including experts in the field from both the U.S. and the E.U. The panel met on January 8, 2015, during which we discussed our conclusions from the CRL, as well as the potential design of a new pivotal study. The panel advised us to continue to seek approval for Macrilen™ (macimorelin) because of their confidence in its efficacy and because there currently is no FDA-approved diagnostic test for AGHD. In parallel, we collected information on timelines and costs for such a study.

●	During an end-of-review meeting with the FDA on March 6, 2015, we agreed with the FDA on the general design of the confirmatory Phase 3 study of Macrilen™ (macimorelin) for the evaluation of AGHD, as well as evaluation criteria. We agreed with the FDA that the confirmatory study will be conducted as a two-way crossover with the ITT as the benchmark comparator.

●	On April 13, 2015, we announced plans to conduct a new, confirmatory Phase 3 clinical study to demonstrate the efficacy of Macrilen™ (macimorelin) for the evaluation of AGHD, as well as a dedicated thorough QT study to evaluate the effect of Macrilen™ (macimorelin) on myocardial repolarization. The confirmatory Phase 3 clinical study of Macrilen™ (macimorelin), entitled “Confirmatory validation of oral macimorelin as a growth hormone stimulation test (“GHST”) for the diagnosis of AGHD in comparison with the insulin tolerance test (ITT)”, was designed as a two-way crossover study with the ITT as the benchmark comparator and involved 31 sites in the U.S. and Europe. The study population was planned to include at least 110 subjects (at least 55 ITT-positive and 55 ITT-negative) with a medical history documenting risk factors for AGHD, and was planned to include a spectrum of subjects from those with a low risk of having AGHD to those with a high risk of having the condition.

●	On May 26, 2015, we announced that we had received written scientific advice from the EMA regarding the further development plan, including the study design, for the new confirmatory Phase 3 clinical study of Macrilen™ (macimorelin) for use in evaluating AGHD. As a result of the advice, we believe that the confirmatory Phase 3 study that was agreed with the FDA meets the EMA’s study-design expectations as well, allowing for U.S. and European approval, if the study is successful.

●	On November 19, 2015, we announced the enrollment of the first patient in the confirmatory Phase 3 clinical study of Macrilen™ (macimorelin).

●	On October 26, 2016, we announced completion of patient recruitment for the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) as a GHST for the evaluation of AGHD. In addition, we completed the dedicated QT study as requested by the FDA in the CRL to evaluate the effect of Macrilen™ (macimorelin) on the QT interval.

●	On January 4, 2017, we announced that, based on an analysis of top-line data, the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve one of its co-primary endpoints. Under the study protocol, the evaluation of AGHD with Macrilen™ (macimorelin) would be considered successful, if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.

●	On February 13, 2017, we announced that, after reviewing the raw data on which the top-line data were based, we had concluded that Macrilen™ (macimorelin) had demonstrated performance supportive of achieving FDA registration and that we intended to pursue registration. The announcement set forth the facts on which our conclusion was based. The Company met with the FDA at the end of March 2017 to discuss this position.

●	On March 7, 2017, we announced that the Pediatric Committee (“PDCO”) EMA agreed to the Company’s Pediatric Investigation Plan (“PIP”) for Macrilen™ (macimorelin) and agreed that the Company may defer conducting the PIP until after it files a Marketing Authorization Application (“MAA”) seeking marketing authorization for the use of Macrilen™ (macimorelin) for the evaluation of AGHD.

●	On July 18, 2017, we were provided a PDUFA date of December 30, 2017 by the FDA.

●	On November 27, 2017, the EMA accepted our MMA submission for Macrilen™ (macimorelin).

●	On December 20, 2017, the FDA approved the market authorization for Macrilen™ (macimorelin), to be used in the diagnosis of patients with AGHD.

●	On January 16, 2018, the Company, through AEZS Germany, entered into a License Agreement to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada as further described below.

●	In the August 2018, Volume 103, Issue 8 edition of The Journal of Clinical Endocrinology and Metabolism, the pivotal Phase 3 data from the macimorelin confirmatory trial was published by Jose M. Garcia, MD, PhD, et al., titled ‘Macimorelin as a Diagnostic Test for Adult GH Deficiency’.

●	On November 19, 2018, we announced the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA adopted a positive opinion recommending a marketing authorization for macimorelin.

●	On January 16, 2019, we announced that the EC granted marketing authorization for macimorelin.

●	On December 18, 2019, we announced that the American Association of Clinical Endocrinologists (“AACE”) and the American College of Endocrinology (“ACE”) published new “Guidelines for Management of Growth Hormone Deficiency in Adults and Patients Transitioning from Pediatric to Adult Care” (“Guidelines”). Theses AACE/ACE 2019 Guidelines identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available GHST.

●	On January 28, 2020, we announced successful completion of patient recruitment for the first pediatric study of macimorelin as a GHST for the evaluation of GHD in children.

Macrilen™ (macimorelin) License Agreement

On January 16, 2018, we entered into the License Agreement which provides (i) for the “right to use” license relating to the Adult Indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA under the PIP to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

(i) Adult Indication

Under the terms of the License Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million, and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in the U.S. or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.

In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S. In 2018, the Company received royalty fees of $183,878 and in in the year ended December 31, 2019, received royalty fees of $45,000 under the License Agreement.

(ii) Pediatric Indication

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment from Novo of $5.0 million.

(iii) PIP Study

We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected GHD. Under the terms of the License Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associated with the PIP. The Company invoiced $358,000 in 2018 and $979,000 in the year ended December 31, 2019, as the licensee’s share of the costs incurred by the Company under the PIP.

(iv) Supply Arrangement

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers.

In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. In 2019, the Company invoiced $1,159,000 (2018 – $2,167,000) and has received payment in full of these invoices.

Rest of the world commercialization of macimorelin

On January 16, 2019, we announced that the EC had granted marketing authorization for macimorelin for the diagnosis of AGHD. AGHD may occur in an adult patient who has a history of childhood onset GHD or may occur during adulthood as an acquired condition. Considering a population of 513 million for the E.U. and the UK, research based on prevalence suggests that about 34,000 adults could be afflicted with GHD, with about 5,600 new cases per year. This milestone marks a key development in our European commercialization strategy and we are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the ROW, although there can be no assurances that any such discussions will result in any definitive licensing and/or distribution arrangements.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-108 (zoptarelin doxorubicin) and AEZS-104 (perifosine).

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

Pursuant to termination of the inVentiv agreement, we ended our co-promotion with EMD Serono, Inc. (“EMD Serono”) and Armune BioScience, Inc. (“Armune”).

Until September 1, 2016, we co-promoted a product, EstroGel®, and until termination of our sales team in November 2017, the inVentiv sales force promoted two products:

Saizen® [somatropin (rDNA origin) for injection] is a prescription medicine indicated for the treatment of GHD in children and adults. We promoted Saizen® pursuant to our promotional services agreement (the “EMD Serono Agreement”) with EMD Serono Inc. which we entered into in May 2015 and amended as of December 31, 2016. The EMD Serono Agreement, as amended, provided that we were to promote Saizen® in specific agreed-upon U.S. territories to adult and pediatric endocrinologists in exchange for a sales commission that was based upon new patient starts of the product. The agreement was terminated in accordance with its terms in December 2017.

APIFINY® is the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. The test was developed by Armune, a medical diagnostics company that develops and commercializes unique proprietary technology exclusively licensed from the University of Michigan for diagnostic and prognostic tests for cancer. We entered into a co-marketing agreement with Armune in November 2015 (the “Armune Agreement”), which was amended effective as of June 1, 2016, which allowed us to exclusively promote APIFINY® throughout the entire U.S. We received a commission for each test performed resulting from our targeted promotion without regard to any established baseline. The Armune Agreement, as amended, had a three-year term that renewed automatically for successive one-year periods. The parties agreed in January 2018 that the Armune Agreement was terminated.

ZoptrexTM is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone (“LHRH”) agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound should allow for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. On December 1, 2014, we have licensed the development, commercialization and certain other rights to Zoptrex™ to Sinopharm A-Think for China, Hong Kong and Macau; on July 1, 2016, to an affiliate of Orient EuroPharma Co., Ltd. for Taiwan and southeast Asia; on July 31, 2016, to Rafa Laboratories, Ltd for Israel and the Palestinian territories and on December 12, 2016, to Specialised Therapeutics Asia Pte Ltd for Australia and New Zealand (collectively, the “Zoptrex Agreement”).

Geographic Areas

A description of the principal geographic areas in which we compete, including a geographical and categorical breakdown of our revenues in the past three years, is presented in note 25 (Segment information) to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.

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

Regulation of Drug Development

Generally. Governmental authorities in the U.S., Canada, Europe and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceuticals. Under the laws of the U.S., the countries of the E.U., and other countries, we are subject to obligations to ensure that our clinical trials are conducted in accordance with GCP guidelines and the investigational plan and protocols contained in an IND application, or comparable foreign regulatory submission. Set forth below is a brief summary of the material governmental regulations affecting us in the major markets in which we intend to market our products and/or promote products that we acquire or in-license or to which we obtain promotional rights.

The United States. In the U.S., the FDA’s Center for Drug Evaluation and Research (“CDER”) under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. In order to market and sell a new drug product in the U.S., we must first test it and send CDER evidence from these tests to prove that the drug is safe and effective for its intended use. In most cases, these tests include extensive preclinical, clinical, and laboratory tests. A team of CDER physicians, statisticians, chemists, pharmacologists, and other scientists reviews the company’s data and proposed labeling. If this independent and unbiased review establishes that a drug’s health benefits outweigh its known risks, the drug is approved for sale. CDER does not test the drug itself but it does conduct limited research in the areas of drug quality, safety, and effectiveness standards. Before approving a new drug or marketing application, the FDA may conduct pre-approval inspections of the developer of the drug (the “sponsor”), its CROs and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with GCP, or Good Laboratory Practices (“GLP”), for specific non-clinical toxicology studies. Manufacturing facilities used to produce a product are also subject to ongoing inspection by the FDA. The FDA may also require confirmatory trials, post-marketing testing, and/or extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of a product. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.

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

Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that are intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 people but are not expected to recover the costs of developing and marketing a treatment drug. The designation provides the sponsor with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication. We have been granted orphan drug designations for Macrilen™ (macimorelin) for the evaluation of GHD.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), newly-approved drugs and indications may benefit from a statutory period of non-patent data exclusivity. The Hatch-Waxman Act provides five-year data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity (“NCE”) meaning that the FDA has not previously approved any other drug containing the same active pharmaceutical ingredient, or active moiety. Although protection under the Hatch-Waxman Act will not prevent the submission or approval of another full NDA, such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness.

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

Canada. In Canada, the Therapeutic Products Directorate of Health Canada is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. Prior to being given market authorization, a sponsor must present substantive scientific evidence of a product’s safety, efficacy and quality as required by the Food and Drugs Act and other legislation and regulations. The requirements for the development and sale of pharmaceutical drugs in Canada are substantially similar to those in the U.S., which are described above.

The European Union. Medicines can be authorized in the E.U. by using either the centralized authorization procedure or national authorization procedures. The E.U. has implemented a centralized procedure coordinated by the EMA for the approval of human medicines, which results in a single marketing authorization issued by the EC that is valid across the E.U., as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are derived from biotechnology processes, such as genetic engineering, that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:

● Decentralized procedure. Using the decentralized procedure, a sponsor may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure. The application will be reviewed by a selected Reference Member State (“RMS”). The Marketing Authorization granted by the RMS will then be recognized by the other Member States involved in this procedure.

● Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Regulation of Commercial Operations

The marketing, promotional, and pricing practices of human pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers and prescribers, are subject to various U.S. federal and state laws, including the federal anti-kickback statute and the False Claims Act and state laws governing kickbacks, false claims, unfair trade practices, and consumer protection, and to similar laws in other countries. In the U.S., these laws are administered by, among others, the Department of Justice (“DOJ”), the Office of Inspector General of the Department of Health and Human Services, the Federal Trade Commission, the Office of Personnel Management and state attorneys general. Over the past several years, the FDA, the DOJ and many other agencies have increased their enforcement activities with respect to pharmaceutical companies and increased the inter-agency coordination of enforcement activities.

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

The Canadian association of Research-Based Pharmaceutical Companies (“Rx & D”) has adopted “Guidelines for Transparency in Stakeholder Funding” that require member companies to regularly disclose, by means of the web sites and annual reports, a list of all stakeholders to which they provide direct funding. The term “stakeholder” is defined in Rx & D’s Code of Ethical Practices to include “Health Care Professionals”. In the E.U., the disclosure code of transfers of value to healthcare professionals and organizations adopted by the European Federation of Pharmaceutical Industries and Associations (“EFPIA”) requires all members of EFPIA to disclose transfers of value to healthcare professionals and healthcare organizations beginning in 2016, covering the relevant transfers in 2015. Each member company will be required to document and disclose: (i) the names of healthcare professionals and associations that have received payments or other transfers of value and (ii) the amounts or value transferred, and the type of relationship.

For more information about the regulatory risks associated with our business operations, see “Item 3D. Risk Factors”.

Intellectual Property - Patents

We seek to protect our compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates through a combination of patents, trade secrets and know-how. Our patent portfolio consists of approximately 6 owned and in-licensed patent families (issued, granted or pending in the U.S., Europe and other jurisdictions). The patent positions of companies in the biotechnology and pharmaceutical industries are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims, if any, that may be allowed under any of our patent applications, or the enforceability of any of our allowed patents. See “Item 3.D. Risk Factors - We may not obtain adequate protection for our products through our intellectual property.”

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. In the U.S., the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent, in which the patentee may file an application for yearly interim extensions within five years if the patent will expire and the FDA has not yet approved the NDA. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended.

Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In these jurisdictions, however, no interim extensions exist and the marketing approval must be granted before the patent expires. In the future, we expect to apply for patent term extensions on patents covering those products, outside the U.S. While we anticipate that any such applications for patent term extensions will likely be granted, we cannot predict the precise length of time for which such patent terms would be extended in the U.S., Europe or other jurisdictions. If we are not able to secure patent term extensions on patents covering our products for meaningful periods of additional time, we may not achieve or sustain profitability, which would adversely affect our business.

In addition to patent protection, our products may benefit from the market-exclusivity provisions contained in the orphan-drug regulations or the pediatric-exclusivity provisions or other provisions of the FDA Act, such as a NCE exclusivity or new formulation exclusivity. Orphan drug regulations provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the U.S., or diseases that affect more than 200,000 individuals in the U.S. but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. In the U.S., the FDA has the authority to grant additional data protection for approved drugs where the sponsor conducts specified testing in pediatric or adolescent populations. If granted, this pediatric exclusivity provides an additional six months which are added to the term of data protection as well as to the term of any relevant patents, to the extent these protections have not already expired. We may also seek to utilize market exclusivities in other territories, such as in the E.U. There can be no assurance that any of our drug candidates will obtain such orphan drug designation, pediatric exclusivity, a NCE exclusivity or any other market exclusivity in the U.S., the E.U. or any other territory, or that we will be the first to receive the regulatory approval in a given country or territory for such drugs so as to be eligible for any market exclusivity protection.

Macrilen™ (macimorelin):

We hold the worldwide rights to macimorelin pursuant to an exclusive license agreement with the French Centre National de la Recherche Scientifique, as licensor, and AEZS Germany, as licensee. Macrilen™ is the approved trademark for macimorelin as licensed under the License Agreement for commercialization in the U.S. and Canada, only.

The following patents and patent applications relate to macimorelin:

●	U.S. patent 6,861,409 covers macimorelin and U.S. patent 7,297,681 covers other related growth hormone secretagogue compounds, each also covering pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. U.S. patent 6,861,409 and U.S. patent 7,297,681 both expire in August 2022.

●	European patent 1 289 951 covers macimorelin and European patent 1 344 773 covers other related growth hormone secretagogue compounds, pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. EP patent 1 289 951 and EP patent 1 344 773 both expire in June 2021.

●	Japanese patent 3 522 265 covers macimorelin and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This patent expires in June 2021.

●	Canadian patent 2,407,659 covers macimorelin and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This patent expires in June 2021.

●	U.S. patent 8,192,719 covers a method of assessing pituitary-related GHD in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of GHD. This patent expires in October 2027.

●	European patent 1 984 744 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.

●	Japanese patent 4 852 728 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.

●	U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017 and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.

●	The non-provisional U.S. application 15/993,507 was filed on May 30, 2018 drawing the priority of both provisional applications. The related U.S. patent 10,288,629 was granted on May 14, 2019, and will expire on May 30, 2038.

●	A PCT application was filed December 18, 2018 drawing the priority of both provisional U.S. applications. In addition to the method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing GHD using 3 post-administration samples.

Zoptrex™

We have licensed the intellectual property and associated rights relating to LHRH agonists and LHRH antagonists carrying various cytotoxic radicals (including zoptarelin doxorubicin) from the Administrators of the Tulane Educational Fund (“Tulane”) pursuant to a license agreement dated September 17, 2002 between Tulane, as licensor, and AEZS Germany, as licensee (the “Tulane Agreement”). The Tulane Agreement grants to us an exclusive worldwide license for all therapeutic uses of LHRH agonists and LHRH antagonists carrying various cytotoxic radicals, to the extent covered by one of the licensed patents. The term of the Tulane Agreement continues for ten years after the first commercial sale of a product based on the licensed intellectual property (a “Licensed Product”) or until the expiration of the last to expire of the licensed patents, whichever is longer, on a country-by- country basis.

Pursuant to the Tulane Agreement, we are required to pay Tulane the following amounts: (i) $400,000 upon the first grant of regulatory approval for a Licensed Product in the U.S., Canada, the E.U. or Japan; (ii) 10% of all consideration received by us from a sublicensee for authorization to use the licensed intellectual property to develop, manufacture, market, distribute and sell a Licensed Product; (iii) 2.5% of our net sales of Licensed Products; and (iv) 50% of any royalties that we receive from a sublicensee with respect to its net sales of Licensed Products; provided, however, that the payment with respect to royalties received from a sublicensee shall not be less than 1.75% nor more than 2.5% of the sublicensee’s net sales of the Licensed Product.

All patents covered by the Tulane Agreement expired by November 2016. In early 2015, we filed a European patent application directed to a novel method of manufacturing Zoptrex™. Within the 12 months priority period, we also filed an international patent application for the manufacturing process, as well as national patent applications in selected countries, including the U.S., China, and Taiwan, Japan and India. As a consequence of the negative Phase 3 ZoptEC study received in April 2017, we ceased further Zoptrex™ (zoptarelin doxorubicin) development and intellectual property filings and maintenance.

Disorazol Z - LHRH conjugates (AEZS-138):

We own a number of patents that relate to our Disorazol Z - LHRH conjugates. As a consequence of the negative Phase III ZoptEC study received in April 2017, we ceased further Disorazol Z - LHRH conjugate development and intellectual property filings.

C.	Organizational structure

Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2019 is depicted in the chart set forth under the caption “Item 4.A. History and development of the Company”.

D.	Property, plant and equipment

Our registered address is located in Toronto, Canada. Our corporate head office is located in Summerville, South Carolina, which is a suburb of Charleston, South Carolina and our largest office is located in Frankfurt, Germany. We do not own any real property. The following table sets forth information with respect to our main facilities as at December 31, 2019.

Location	Use of space	Square Footage	Type of interest
315 Sigma Drive, Summerville SC 29486	Occupied for administration	168	Leasehold
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	30,343	Leasehold

We believe that our current facilities are adequate to meet our ongoing needs.

Item 4A	Unresolved Staff Comments

Not required.

Item 5.	Operating and Financial Review and Prospects

Key Developments

Financing activities

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $5.0 million (before transaction costs of $0.8 million) of our Common Shares for $1.50 per share in a registered direct offering and warrants to purchase Common Shares in a concurrent private placement. Under the terms of the securities purchase agreement, the Company sold 3,325,000 Common Shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 Common Shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire five years following the date of issuance.

Subsequent to 2019, on February 21, 2020, the Company closed a registered direct offering for 3,478,261 Common Shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 Common Shares in a concurrent private placement. The warrants have an exercise price of $1.20 per Common Share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled approximately $3.9 million. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per Common Share, which are exercisable immediately and will expire five years following the date of issuance.

Commercialization of Macrilen™ (macimorelin) in the U.S. and Canada

On January 16, 2018, the Company through AEZS Germany entered into the License Agreement with Strongbridge to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future pediatric indication approved by the FDA; (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA (the “PIP Study”) to be run by the Company with customary oversight from a JSC; and (iv) an interim supply arrangement (the “Supply Arrangement”). Product sales of Macrilen™ (macimorelin) began on July 23, 2018 by Strongbridge. Effective December 19, 2018, Strongbridge was sold to Novo.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC met in January, May, August and December 2019 to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the PIP Study. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP Study progresses.

On December 18, 2019, the Company announced that the American Association of Clinical Endocrinologists (“AACE”) and American College of Endocrinology (“ACE”) recently published the new ‘Guidelines for Management of Growth Hormone Deficiency in Adults and Patients transitioning from Pediatric to Adult Care’. These AACE/ACE 2019 Guidelines (publicly available at (https://journals.aace.com/doi/10.4158/GL-2019-0405) identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available growth hormone stimulation tests (“GHSTs”). For further details, refer to the text of the guideline. Full citation: AMERICAN ASSOCIATION OF CLINICAL ENDOCRINOLOGISTS AND AMERICAN COLLEGE OF ENDOCRINOLOGY GUIDELINES FOR MANAGEMENT OF GROWTH HORMONE DEFICIENCY IN ADULTS AND PATIENTS TRANSITIONING FROM PEDIATRIC TO ADULT CARE Kevin C. J. Yuen, Beverly M. K. Biller, Sally Radovick, John D. Carmichael, Sina Jasim, Kevin M. Pantalone, and Andrew R. Hoffman Endocrine Practice 2019 25:11, 1191-1232

Royalty income earned under the License Agreement for the twelve-month period ending December 31, 2019 was $0.05 million (2018 - $0.2 million) and, during the twelve-month period ended December 31, 2019, the Company invoiced Novo $1.0 million for its share of PIP Study costs (2018 - $0.4 million).

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. In 2019, the Company invoiced $1.2 million (2018 – $2.2 million) and has received payment in full of these invoices.

Rest of the world commercialization of macimorelin

On January 16, 2019, we announced that the EC granted marketing authorization for macimorelin for the diagnosis of AGHD. We believe that this marks an important development in our European commercialization strategy based on our research evaluating the potential number of GHSTs in adults in Europe. We are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the ROW, although there can be no assurances that any such discussions will result in any definitive licensing and/or distribution arrangements.

Pediatric clinical trial for Macrilen™ (macimorelin)

Subsequent to 2019, on January 28, 2020, the Company announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a GHST for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), is the first of two studies as agreed with the European Medicines Agency in the Company’s PIP for macimorelin. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 is to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study AEZS-130-P02 (“Study P02”) on diagnostic efficacy and safety. Study P01 is an international, multicenter study which is being conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 is an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic(“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from 2 to less than 18 years of age with suspected GHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients will complete four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test will be conducted according to the study sites’ local practices. At Visit 2, the macimorelin test will be performed: following the oral administration of the macimorelin solution, blood samples will be taken at predefined times for PK/PD assessment. Visit 4 is a safety follow-up visit at study end.

Study P01 is the first of two studies as agreed with the EMA in the Company’s PIP for macimorelin as a GHD diagnostic. Study P01 final study results are expected in the second quarter of 2020. Thereafter, we plan to proceed with the pivotal Study P02 with expected start date in the fourth quarter of 2020 and an expected completion date in July 2022, according to the PIP agreement with EMA.

Changes in personnel

On June 6, 2019, the Company announced that it was reducing the size of its German workforce and operations to more closely reflect the Company’s ongoing commercial activities. AEZS Germany and its Works Council approved a restructuring that affected 8 employees and was completed on January 31, 2020, resulting in approximately $0.6 million in severance costs.

In July 2019, Michael Ward resigned as managing director of AEZS Germany and Dr. Klaus Paulini assumed this role. In August 2019, Jonathan Pollack resigned as a director and, in September 2019, Brian Garrison, resigned as a Senior Vice President, Global Commercial Operations of Aeterna Zentaris. On October 4, 2019, we announced the appointment of Dr. Klaus Paulini as President and Chief Executive Officer of Aeterna Zentaris, replacing Michael Ward. Dr. Paulini was also appointed as a director of Aeterna Zentaris at that time.

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the Board of the Company on January 1, 2020. Mr. Gérard Limoges, who has served on the Board of the Company since 2004, is planning to retire from the Board on March 31, 2020, and, upon his retirement, Mr. Pierre-Yves Desbiens (CPA, CA, CF, MBA) is joining the Board on April 1, 2020 and replaces Mr. Limoges as Chair of the Audit Committee.

NASDAQ notifications

On January 8, 2020, the Company announced that it had received a notification letter from the NASDAQ indicating that, because the closing bid price of the Company’s common stock for 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement set forth in NASDAQ Listing Rule5550(a)(2). NASDAQ Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. On January 23, 2020, the Company received a letter from the NASDAQ stating that because the Company’s shares had a closing bid price at $1.00 per share or greater for a minimum of ten (10) consecutive business days, Aeterna Zentaris’ stock has regained compliance with the Bid Price Rule and the NASDAQ considers the matter closed. As of the date of this Annual Report on Form 20-F, the Company’s closing bid price was below $1.00. See “Item 3.D. Risk factors—Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.”

Settlement of Class-Action Lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Exposure to Epidemic or Pandemic Outbreak

As of March 25, 2020, coronavirus or COVID-19, a contagious disease that has been characterized by the World Health Organization as a pandemic, is affecting the global community and is adversely affecting our business operations, which at this time cannot currently be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics, and has put these protocols and procedures in place to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. While the COVID-19 outbreak may still be in its early stages, international stock markets have begun to reflect the uncertainty associated with the potential economic impact of the outbreak and the significant declines in the TSX Composite Index, the NASDAQ and other major indices around the world in the latter part of February and in March 2020 has largely been attributed to the effects of COVID-19. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or the financial performance of the Company.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-108 (zoptarelin doxorubicin) and AEZS-104 (perifosine).

A. Operating Results

Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2019	2018	2019	2018	2017
	$	$	$	$	$
Revenues
License fees	19	(332)	74	24,325	458
Product sales	—	1,446	129	2,167	—
Royalty income	16	184	45	184	—
Sales commission	—	—	—	110	465
Supply chain	(17)	94	284	95	—
Total revenues	18	1,392	532	26,881	923
Operating expenses
Cost of sales	309	1,413	410	2,104	—
Research and development costs	263	767	1,837	2,932	10,704
General and administrative expenses	1,691	1,665	6,615	8,894	8,198
Selling expenses	38	588	1,214	3,109	5,095
Restructuring costs	(266)	—	507	—	—
Impairment of right of use asset	(254)	—	22	—	—
Write-off of other current assets	—	—	169	—	—
Total operating expenses	1,781	4,433	10,774	17,039	23,997
(Loss) income from operations	(1,763)	(3,041)	(10,242)	9,842	(23,074)
Settlements	—	(1,400)	—	(1,400)	—
Gain due to changes in foreign currency exchange rates	26	64	87	656	502
Change in fair value of warrant liability	533	(1,489)	4,518	263	2,222
Other finance (costs) income	10	104	(593)	278	75
Net finance income (costs)	569	(1,321)	4,012	1,197	2,799
(Loss) income before income taxes	(1,194)	(5,762)	(6,230)	9,639	(20,275)
Income tax recovery (expense)	188	636	188	(5,452)	3,479
Net (loss) income	(1,006)	(5,126)	(6,042)	4,187	(16,796)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(268)	(13)	83	(260)	(1,430
Actuarial gain (loss) on defined benefit plans	959	(418)	(1,068)	193	694
Comprehensive (loss) income	(315)	(5,557)	(7,027)	4,120	(17,532)
Net loss per share (basic)	(0.05)	(0.31)	(0.35)	0.25	(1.12)
Net loss per share (diluted)	(0.05)	(0.31)	(0.35)	0.24	(1.12)

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes and other information appearing in this Annual Report.

2019 compared with 2018

Fourth Quarter

Revenues

Our total revenue for the three-month period ended December 31, 2019 was $0.02 million as compared with $1.4 million for the same period in 2018, representing a decrease of $1.4 million. The 2019 revenue was comprised of $0.02 million in royalty revenue (2018 - $0.2 million), $nil in product sales (2018 - $1.4 million), ($0.02) million in supply chain revenue (2018 - $0.1 million) and $0.02 million in licensing revenue (2018 – ($0.3) million). The product sales in 2018 represented sales of Macrilen™ (macimorelin) . There were no sales of Macrilen™ (macimorelin) in the fourth quarter of 2019.

Operating expenses

Our total operating expense for the three-month period ended December 31, 2019 was $1.8 million as compared with $4.4 million for the same period in 2018, representing a decrease of $2.7 million. This decrease arises primarily from a $1.1 million decline in cost of sales, a $0.5 million decline in research and development costs, a $0.5 million decline in general and administrative expenses, a $0.3 million reversal of restructuring costs and a $0.3 impairment in right of use assets. The decline in cost of sales arose from there being no sales of Macrilen™ (macimorelin) in the fourth quarter of 2019, as compared to the fourth quarter of 2019 during which there were sales of Macrilen™ (macimorelin). The decline in research and development costs are attributed to the difference phases of activity of Study P01. In the fourth quarter of 2018, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2019, the focus was on the clinical conduct. The expense amounts in the fourth quarter of 2019 reflect that most sites had completed their enrollment and clinical activities. The decline in general and administrative expenses is due primarily to our cost control measures implemented in 2018 and the decline in selling expenses arises from a reclassification of costs to cost of sales, in accordance with the signed supply agreement with Novo.

Settlements

In prior year’s fourth quarter, $1.4 million was classified as settlements as compared with nil in the same period in 2019. The costs in the fourth quarter of 2018 were to settle a lawsuit against the Company from two of its former executives. There were no settlements in 2019.

Net finance income (costs)

Our net finance income for the three-month period ended December 31, 2019 was $0.6 million as compared with a net finance costs of $1.3 million for the same period in 2018, representing an increase of $1.9 million. This is primarily due to a $2.0 million change in fair value of warrant liability offset by increased finance costs of $0.1 million. Such a non-cash change in fair value results from the periodic “mark-to-market” revaluation, which occurs through the application of our pricing model, of our outstanding share purchase warrants.

Net Loss

For the three-month period ended December 31, 2019, we reported a consolidated net loss of $1.0 million, or $0.05 loss per common share (basic), as compared with a consolidated net loss of $5.1 million, or $0.31 loss per common share (basic), for the three-month period ended December 31, 2018. The $4.1 million improvement in net results is primarily from a gain in fair value of warrant liability of $2.0 million and a decline in operating expenses of $2.7 million.

Fiscal Year-End

Revenues

Our total revenue for the twelve-month period ended December 31, 2019 was $0.5 million as compared with $26.9 million for the same period in 2018, representing a decline of $26.4 million. The 2019 revenue was comprised of $0.05 million in royalty income (2018 - $0.2 million), $0.1 million in product sales (2018 - $2.2 million), $0.3 million in supply chain revenue (2018 - $0.1 million) and $0.1 million in licensing revenue (2018 - $24.3 million). There was no sales commission revenue in 2019. The decline in total revenue in 2019 relates primarily to the one-time $24.0 million cash payment received from executing the License Agreement in January 2018 and the initial delivery of Macrilen™ (macimorelin) to our licensee.

Operating expenses

Our total operating expense for the twelve-month period ended December 31, 2019 was $10.8 million as compared with $17.0 million for the same period in 2018, representing a decrease of $6.2 million. This decline arises primarily from a $2.3 million reduction in general and administration expenses, a $1.9 million reduction in selling costs, a $1.7 million decline in cost of sales and a $1.1 million reduction in research and development costs, offset by $0.5 million increase in restructuring costs, $0.02 million impairment in right to use assets and $0.2 million write-off of other current assets. The decline in general and administrative expenses and in selling expenses reflects the cost control improvements implemented in late 2018, the impact of the restructuring in June 2019 and the settlement of lawsuits in 2018 (thereby reducing legal expenses). In 2019, our licensee purchased less Macrilen™ (macimorelin) product than they did in 2018.

Settlements

In 2018, $1.4 million was classified as settlements. These were costs to settle a lawsuit against the Company from two of its former executives. There were no settlements in 2019.

Net finance income

Our net finance income for the twelve-month period ended December 31, 2019 was $4.0 million as compared with $1.2 million for the same period in 2018, representing an increase of $2.8 million. This is primarily due to a $4.3 million increase change in fair value of warrant liability, offset by a reduction in gain due to foreign currency exchange rates of $0.6 million and a $0.9 million increase in other finance costs. Such a non-cash change in fair value results from the periodic “mark-to-market” revaluation, which occurs through the application of our pricing model, of our outstanding share purchase warrants. Increased finance costs result primarily from $0.5 million in transaction costs from the issuance of warrants in the September 2019 financing and $0.1 million in costs from exploring other potential financings.

Net Loss

For the twelve-month period ended December 31, 2019, we reported a consolidated net loss of $6.0 million, or $0.35 loss per common share (basic), as compared with a consolidated net income of $4.2 million, or $0.25 income per common share (basic), for the twelve-month period ended December 31, 2018. The $10.2 million decline in net results is primarily from a reduction of $26.3 million in revenue offset by $5.6 million in tax expense, $6.3 million decline in operating expenses, $2.8 million increase in net finance income and $1.4 million decline in settlements.

2018 compared with 2017

Fourth Quarter

Revenues

Our total revenue for the three-month period ended December 31, 2018 was $1.4 million as compared with $0.2 million for the same period in 2017, representing an increase of $1.2 million. The 2018 revenue comprised the net impact of $1.4 million in product sales less the $0.2 million reclassification of the $24.0 million license revenue associated with the Pediatric Indication, to the consolidated statements of financial position. For the same period in 2017, total revenue was comprised of $0.1 million in license fees and $0.1 million in sales commission and other. The increase in product sales in the fourth quarter of 2018 arises from the sale of Macrilen™ (macimorelin) inventory to our licensee for sale in the U.S.

Operating expenses

Our total operating expenses for the three-month period ended December 31, 2018 was $4.4 million as compared with $3.8 million for the same period in 2017, representing an increase of $0.6 million. This net increase arises primarily from a $1.4 million increase of cost of sales for Macrilen™ (macimorelin) inventory sold under the Supply Arrangement to our licensee for future sales in the U.S., a $0.2 million increase in research and development costs and a $0.1 million increase in selling expenses, offset by $1.1 million decrease in general and administration expenses.

Settlements

In the three-month period ended December 31, 2018, $1.4 million was classified as settlements as compared with nil in the same period in 2017. These were costs to settle a lawsuit against the Company from two of its former executives and former sales agent.

Net finance costs

Our net finance loss for the three-month period ended December 31, 2018 was $1.3 million, as compared to $0.4 million for the same period in 2017, representing an increase of $0.9 million. The increase in net finance costs is primarily due to the change in fair value of warrant liability. Such change in fair value results from the periodic “mark-to-market” revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our Common Shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.

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

Fiscal Year-End

Revenues

Our total revenue for the year ended December 31, 2018 was $26.9 million as compared with $0.9 million for the same period in 2017, representing an increase of $26.0 million. The 2018 revenue comprised $24.3 million in license revenue, $2.2 million in product sales and $0.2 million in royalty income and $0.2 million in sales commissions as compared with $0.4 million in license fee and $0.5 million in sales commission in 2017. The increase in total revenue in 2018 relates to license fees and product sales associated with executing the License Agreement signed for Macrilen™ (macimorelin) in January 2018.

Operating expenses

Our total operating expenses for the year ended December 31, 2018 was $17.0 million as compared with $24.0 million for the same period in 2017, representing a decline of $7.0 million. This was primarily due to a $7.8 million decrease in research and development costs and a $2.0 million decrease in selling expenses, offset by $2.1 million increase in cost of sales and a $0.7 million increase in general and administration expenses.

Our total cost of goods sold for the year ended December 31, 2018 was $2.1 million as compared with nil for the same period in 2017, reflecting the sale of Macrilen™ (macimorelin) inventory pursuant to the Supply Arrangement under the License Agreement.

Research and development

In 2018, our focus was on the PIP Study for Macrilen™ (macimorelin), for which we received $0.4 million from our licensee for their share of such costs. This study was initiated in the third quarter of 2018 with active screening of patients beginning in early 2019.

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

Selling expenses

These costs are in-line with expectations and lower in 2018 than in 2017 due to the first quarter of 2018 termination of our North American sales team and their co-promotion activities as we shifted our focus to the commercialization of Macrilen™ (macimorelin) in markets in the ROW.

Settlements

In 2018, $1.4 million was expensed for settlements as compared with nil in the same period in 2017. These were costs to settle two lawsuits against the Company from two of its former executives and from its former sales agent.

Net finance income

Our net finance income for the year ended December 31, 2018 was $1.2 million, as compared to $2.8 million for the same period in 2017, representing a decrease of $1.6 million. The decline in net finance income is primarily due to the change in fair value of our warrant liability. Such change in fair value results from the periodic “mark-to-market” revaluation via the application of pricing models to our outstanding share purchase warrants. The closing price of our Common Shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.

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

Selected quarterly financial data

(in thousands, except for per share data)	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	$	$	$	$
Revenues	18	283	194	37
Net (loss) income	(1,006)	(331)	206	(4,911)
Net (loss) income per share [basic]*	(0.05)	(0.02)	0.01	(0.30)
Net (loss) income per share [diluted]*	(0.05)	(0.02)	0.01	(0.30)

(in thousands, except for per share data)	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	$	$	$	$
Revenues	1,392	663	168	24,658
Net (loss) income	(5,126)	(2,509)	(2,602)	14,424
Net (loss) income per share [basic]*	(0.31)	(0.15)	(0.16)	0.88
Net loss per share [basic and diluted]*	(0.31)	(0.15)	(0.16)	0.87

* Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net (loss) income cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be from the License Agreement.

Condensed Consolidated Statement of Financial Position Information

	December 31,
(in thousands)	2019	2018
	$	$
Cash and cash equivalents	7,838	14,512
Trade and other receivables and other current assets	1,869	1,504
Inventory	1,203	240
Restricted cash equivalents	364	418
Property, plant and equipment	35	65
Right of use assets	582	—
Other non-current assets	8,090	8,272
Total assets	19,981	25,011
Payables and accrued liabilities and income taxes payable	3,596	4,635
Current portion of provision for restructuring and other costs	418	887
Current portion of deferred revenues	991	74
Lease liabilities	903	—
Warrant liability	2,255	3,634
Non-financial non-current liabilities (1)	14,281	13,874
Total liabilities	22,444	23,104
Shareholders’ (deficiency) equity	(2,463)	1,907
Total liabilities and shareholders’ (deficiency) equity	19,981	25,011

1.	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Outstanding Share Data

As at March 25, 2020, we had 23,472,771 Common Shares issued and outstanding, as well as 953,557 stock options and Deferred Share Units (“DSUs”) outstanding. Share purchase warrants outstanding as at March 17, 2020 represented a total of 9,453,174 equivalent common shares.

Recent Accounting Pronouncements

The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by the Company is included in note 5 to the Company’s December 31, 2019 consolidated financial statements which are included in Item 18 of this Annual Report on Form 20-F.

B.	Liquidity, Cash Flows and Capital Resources

Since inception, we have incurred significant expenses in our efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018, when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the U.S. and Canada. As at December 31, 2019, the Company had an accumulated deficit of $317 million. The Company also had a net loss of $6 million for the year ended December 31, 2019, and negative cash flow from operations of $10.7 million.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of the License Agreement with Novo, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted AEZS Germany, our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $45,000 for the year ended December 31, 2019 and as at December 31, 2019, the Company had cash of $7,838,000. In September 2019, the Company closed an equity financing which provided $4,193,000 in net cash proceeds. On February 21, 2020, the Company closed an equity financing for approximately $3,920,000 in net cash proceeds.

A significant portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. As such, management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceeds the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. As such, management may also need to consider other sources of financing in order to continue its planned operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

License Agreement

On January 16, 2018, the Company entered into the License Agreement. Effective December 19, 2018, Strongbridge sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo.

(i) Adult Indication

Under the terms of the license agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in the U.S. or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.

(ii) Pediatric Indication

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5.0 million. This amount will be recognized once it is probable that it will be received.

(iii) PIP Study

We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected GHD. Under the terms of the License Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associate with the PIP. During 2019, the Company invoiced its licensee $979,000 (2018 - $358,000) as its share of the costs incurred by the Company under the PIP; such amounts have been collected in full.

(iv) Supply Arrangement

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers.

In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. In 2019, the Company invoiced $1,159,000 (2018 – $2,167,000) and has received payment in full of these invoices.

Registered and Private Offerings

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

On April 27, 2017, we entered into a new ATM Sales Agreement (the “New ATM Sales Agreement”), and filed with the SEC a prospectus supplement (the “Prospectus Supplement”) related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the Prospectus Supplement superseded and replaced the March 2017 ATM Program, which itself had superseded and replaced the April 2016 ATM Program. The Prospectus Supplement supplements the base prospectus included in our Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. Between May 30, 2017 and December 31, 2017, we issued 1.8 million common shares at an average issuance price of $2.08 per share under the New ATM Sales Agreement.

On September 20, 2019, we entered into a securities purchase agreement (the “2019 Securities Purchase Agreement”) with institutional investors in the U.S. to purchase approximately $5.0 million of our Common Shares for $1.50 per share in a registered direct offering and warrants to purchase Common Shares in a concurrent private placement. The gross proceeds from the offering were approximately $5.0 million before deducting the placement agent’s fees and other estimated offering expenses. Under the terms of the 2019 Securities Purchase Agreement, we sold 3,325,000 Common Shares. In a concurrent private placement, we issued unregistered warrants to purchase up to approximately 3,325,000 Common Shares. The warrants are exercisable six months following the date of issuance and have an exercise price of $1.65. The warrants will expire five years from the date of issuance. The Common Shares described above (but not the warrants or the Common Shares underlying the warrants) were offered by us pursuant to a “shelf” registration statement on Form F-3, as amended (the “2019 Shelf Registration Statement”), which was declared effective by the SEC on August 15, 2019.

Subsequent to 2019, on February 21, 2020, we entered into a securities purchase agreement (the “2020 Securities Purchase Agreement”) with institutional investors in the U.S. to purchase 3,478,261 Common Shares, at a purchase price of $1.29375 per share, priced at-the-market under the NASDAQ rules. Under the terms of the 2020 Securities Purchase Agreement, we issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 Common Shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The gross proceeds from the offering totaled approximately $4.5 million, before deducting placement agent fees and offering expenses. The Common Shares described above (but not the warrants or the Common Shares underlying the warrants) were offered by us pursuant to the 2019 Shelf Registration Statement.

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	10,862	16,800	14,512	7,780	21,999
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(2,954)	(2,679)	(10,725)	6,825	(22,913)
	(2,954)	(2,679)	(10,725)	6,825	(22,913)
Cash flows from financing activities:
Net proceeds from issuance of common shares	(9)	—	4,193	—	7,788
Proceeds from exercise of warrants, stock options and deferred share units	—	—	314	—	242
Payments on lease liability	(152)	—	(614)	—	—
	(161)	—	3,893	—	8,030
Cash flows from investing activities:
Net cash provided by (used in) investing activities	—	—	50	(35)	307)
	—	—	50	(35)	307)

Effect of exchange rate changes on cash and cash equivalents	91	387	108	(58)	357)
Cash and cash equivalents - End of period	7,838	14,512	7,838	14,512	7,780

Operating Activities

2019 compared to 2018

Cash (used by) operating activities totaled ($10.7) million for the twelve months ended December 31, 2019, as compared to $6.8 million provided by operating activities in the same period in 2018. In the twelve-month period ended December 31, 2019, the Company had net loss of $6.0 million as compared with net income of $4.2 million in the same period in 2018. In 2019, the Company did not have significant royalty or licensing revenues, while, in the same period in 2018, the Company received a $24.0 million cash payment from executing the License Agreement in January 2018.

2018 compared to 2017

Cash provided by operating activities totaled $6.8 million for year ended December 31, 2018, as compared to $22.9 million used by operating activities in the same period in 2017, which is a net provision of cash from operating activities of $29.7 million. This increase is primarily due to the $24.0 million license payment received from Strongbridge in January 2018.

Financing Activities

2019 compared to 2018

Cash provided by financing activities totaled $3.9 million for the twelve months ended December 31, 2019, as compared with $nil in the same period in 2018. On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $5.0 million (before transaction costs of $0.8 million) of our Common Shares for $1.50 per share in a registered direct offering and warrants to purchase Common Shares in a concurrent private placement. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance. In addition, the Company received $0.3 million from the exercise of warrants, options and deferred share units and paid $0.6 million in lease liabilities subsequent to adoption of IFRS 16 in January 2019.

2018 compared to 2017

Cash flows from financing activities were nil for the year ended December 31, 2018, as compared to $8.0 million for the same period in 2017. During 2018, we have focused on commercializing Macrilen™ (macimorelin) though the application of the $24.0 million milestone payment from Strongbridge to our operating costs and working capital needs. This is a change from the same period in 2017 when we raised capital from certain At-The-Market programs.

Investing Activities

2019 compared to 2018

Cash provided by investing activities totaled $0.05 million for the twelve months ended December 31, 2019, as compared with ($0.04 million) used by investing activities in the same period in 2018. In 2019, the Company received $0.05 million in restricted cash when it closed out certain banking arrangements, while in 2018, the Company sold certain property, plant and equipment for $0.01 million and added $0.05 million in restricted cash.

2018 compared to 2017

Cash flows from investing activities totaled $0.0 million for the year ended December 31, 2018, as compared with $0.3 million for the same period in 2017. We have reduced our investment in non-current assets over the last number of years.

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB.

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

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

Capital Disclosures

Our objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses, working capital and capital expenditures.

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

For a description of our R&D policies for the last three years, see “Item 4.B. Business Overview” and “Key Developments” at the beginning of this Item 5. Over the past three years, our research and development activities have encompassed a 2017 unsuccessful Phase 3 clinical study of ZoptrexTM (zoptarelin doxorubicin) and the 2018 initiation of pediatric indication study for MacrilenTM (macimorelin) for which our licensee is paying 70% of the costs. You can also find relevant information in our consolidated financial statements in Item 18.

D.	Trend Information

Subsequent to year end, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak.  The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.  The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets that we serve, our operations and the market price of our Common Shares.The Company’s impairment test for various assets including goodwill and intangibles is based on fair value models which are based on cash flows from operations or other market dependent models. Accordingly, as required by IFRS we have not reflected these subsequent conditions in the recoverable value of the  estimate of these assets at December 31, 2019.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

E.	Off-Balance Sheet Arrangements

As at December 31, 2019, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

Financial Liabilities, Obligations and Commitments

Expected future payments in connection with service and manufacturing agreements, as at December 31, 2019, are as follows:

(in thousands)	Service and manufacturing
$
Less than 1 year	1,600
1 - 3 years	11
4 - 5 years	5
More than 5 years	5
Total	1,621

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2019:

Name and Place of Residence	Position with Aeterna Zentaris

Ammer, Nicola Hessen, Germany	Chief Medical Officer, Vice President Clinical Development
Auld, Leslie Ontario, Canada	Senior Vice President, Chief Financial Officer
Egbert, Carolyn Texas, United States	Director, Chair of the Board
Gagnon, Gilles(1) Quebec, Canada	Director
Gerlach, Matthias Hessen, Germany	Vice President Manufacturing and Supply Chain
Grau, Guenther Hessen, Germany	Vice President Finance
Guenther, Eckhard Hessen, Germany	Vice President Business Development & Alliance Management; Managing Director AEZS Germany
Limoges, Gérard Québec, Canada	Director
Norton, Brent Ontario, Canada	Director
Paulini, Klaus Hessen, Germany	President, Chief Executive Officer, Director; Managing Director AEZS Germany
Smith Hoke, Robin Ohio, United States	Director

(1)	Mr. Gagnon joined the Board on January 1, 2020.

The following is a brief biography of each of our directors and executive officers.1

Nicola Ammer was appointed as our Vice President, Clinical Development and as Chief Medical Officer in January 2018. She serves as one of our executive officers. Dr. Ammer, who is based in the Frankfurt, Germany office of AEZS Germany, began her career in the pharmaceutical medicine environment in the CRO business in 2002 and gained experience in all aspects of clinical research & development in various positions with increasing responsibility, including a Director of Clinical Operations. She joined AEZS Germany in March 2015 as Clinical Program Director and took over the role of the Head of Clinical Development in January 2016. She possesses numerous skills in the area of pharmaceutical medicine and contributed significantly to the successful completion of the macimorelin clinical development program in the adult indication. Dr. Ammer obtained the license to practice medicine in 1995 after completion of her academic studies at the University of Essen. She was awarded a doctorate diploma in medicine by the University of Münster in 2004 and a Master of Science in Pharmaceutical Medicine by the University Duisburg-Essen in 2009.

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

Gilles Gagnon is currently the President and Chief Executive Officer of Ceapro Inc. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (Rx&D—now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Biopartnering initiative. He is currently a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

Matthias Gerlach was appointed as our Vice President, Manufacturing Operations in June 2014 and as Vice President, Manufacturing and Supply Chain in January 2018. He serves as one of our executive officers. From December 2011 through May 2014, he was our Vice President, Medicinal Chemistry. Dr. Gerlach, who is based in the Frankfurt office of AEZS Germany, began his career in the pharmaceutical industry in 1997. He joined our Company in January 2001, assuming roles of increasing responsibility in areas of medicinal chemistry and preclinical development through product commercialization during his career. He possesses numerous scientific and business skills and has a long record of successful innovation, drug development and management and contributed significantly to the successful U.S.-commercialization of macimorelin in the adult indication. Dr. Gerlach obtained a diploma in Chemistry from the Johann Wolfgang Goethe University in Frankfurt in 1994 and was awarded his doctorate diploma in synthetic organic chemistry by the Johann Wolfgang Goethe University in 1997.

Guenther Grau was appointed as our Vice President, Finance in February 2018. Mr. Grau, has been part of the Company since 2000. He began his career in the pharmaceutical industry at ASTA Medica AG, a predecessor of our Company, in 1995, assuming roles of increasing responsibility in areas of internal and external accounting during his career. Mr. Grau obtained a diploma in Business Administration from the Philipps-University, Marburg, in 1991.

Eckhard Guenther was appointed as Managing Director of AEZS Germany in January 2020, and Vice President of Business Development & Alliance Management in 2018. Dr. Guenther brings more than 25 years in the pharmaceutical industry, with profound knowledge and expertise in drug discovery and development in various indication areas like oncology and endocrinology. Additionally, over the course of his career he has gained extensive experience across research coordination, project management, intellectual properties and business development. After receiving his Ph.D. in organic chemistry from the Martin-Luther University of Halle-Wittenberg (Germany), he started his industrial career at Fahlberg-List Magdeburg in 1985. In 1990 he joined ASTA Medica AG in Frankfurt where he worked in the department of Medicinal Chemistry. During his time at ASTA Medica, Dr. Guenther was significantly involved in the preparation and execution for the spin-off of the biotechnology company Zentaris from ASTA Medica. After the founding of Aeterna Zentaris in 2002 he was appointed to Vice President of Drug Discovery and Preclinical Research. In 2008 he was promoted to Vice President Alliance Management & Intellectual Property and in 2014 he became Vice President of Business Development at Aeterna Zentaris. Dr. Guenther was responsible for the initiation and execution of several R&D and licensing deals with midsize and large international pharmaceutical companies, like Schering Pharma, Solvay, Yakult Honsha, Hikma Pharmaceuticals and Sinopharm A-Think. Dr. Guenther is based in Frankfurt, Germany.

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

Dr. Brent Norton has served as a director on our Board since 2018. Dr. Norton is a business leader in the life science industry with operational and director experience across several successful enterprises which have achieved significant product sales and returns for investors. He uses his cross functional knowledge to develop strategy, raise capital and build important relationships in the academic and business community. Dr. Norton founded PreMD, completing IPO’s and listings on both the Toronto Stock Exchange and the American Stock Exchange. Operationally, he has research and development and commercial operations, led transactions with AstraZeneca, Eli Lilly, L’Oreal, Parke Davis/Pfizer, etc., and taken products through the FDA to global out-licensing with Johnson & Johnson. He is a founding Director of Novadaq Technologies (TSX:NDQ, NASDAQ:NVDQ) and was recently sold to Stryker Corporation. Dr. Norton has been an active member of several boards in Canada and the U.S. He is a Venture Partner at Lumira Capital, Executive Chairman & CEO of Ortho RTI, a member of the Research Committee for CAMH, an Advisory BOD member for the Ivey International Centre for Health Innovation, a Director of Alpine Ontario and Past-President and Director of the Osler Bluff Ski Club.

Dr. Klaus Paulini was appointed President and Chief Executive Officer of the Company in October 2019 and also serves as a director on our Board. Dr. Paulini is based in Frankfurt, Germany at our subsidiary AEZS Germany, where he was appointed Managing Director in July 2019 and as Vice President Quality and Regulatory in February 2018. Dr. Paulini began his career in the pharmaceutical industry at ASTA Medica AG in 1997. He had an active role when Zentaris was formed and spun out of ASTA Medica, and served in various roles with increasing responsibility at the company ever since, including project responsibility for Cetrotide®. As Head of Quality Assurance, Dr. Paulini successfully managed many of our clinical development projects – including Macrilen™/Macimorelin – in R&D phase as group leader medicinal chemistry. With his extensive experience and knowledge, he provided successful oversight and valuable input for our pharmaceutical and clinical development programs, ensuring successful and compliant outcomes, ultimately leading to regulatory approvals by the US FDA and the EMA. Dr. Paulini obtained his PhD (Dr. Ing.) in chemistry at the Technical University Darmstadt (Germany) in 1993 and specialized in medicinal chemistry/drug discovery during subsequent postdoctoral fellowships at Strathclyde University (Glasgow, Scotland) and J.W. Goethe University (Frankfurt, Germany) before joining ASTA Medica AG.

Robin Smith Hoke has served as a director on our Board since 2018. Ms. Hoke is a business and legal executive with over 25 years of healthcare and pharmaceutical experience in various legal and business roles where she focused on operations, strategy, business development, acquisitions, strategic relationships, and commercialization. Ms. Hoke currently serves as President & CEO of Leiters, a 503B FDA registered outsourcing service provider with manufacturing facilities in Denver, Colorado and San Jose, California. She also serves as a member of the board of directors of Camargo Pharmaceutical Services, LLC, a privately held 505(b)(2) global drug development and regulatory services company in Cincinnati, Ohio. She previously served as a member of the board of Oncobiologics, Inc., a publicly held clinical stage biopharmaceutical company focused on identifying, developing, manufacturing and commercializing complex biosimilar therapeutics. She previously served as chair of the board of directors and interim chief executive officer at Ricerca Biosciences, LLC, a pre-clinical CRO. Prior to Ricerca, Ms. Hoke served as the president of GeneraMedix, Inc., a specialty generic injectable company and held senior legal and business roles at Cardinal Health, Inc. She also spent time with Abbott Laboratories, Inc., and served as a partner in the business law firm of Kegler, Brown, Hill & Ritter, Co., L.P.A.

There are no family relationships between any of the persons named above and no arrangement with any customers, major shareholders, suppliers or others pursuant to which any person above was selected as a director or executive officer.

B.	Compensation

Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2019: €1.000 = U.S.$1.120 and CAN$1.000 = U.S.$0.754; for the financial year ended December 31, 2018: €1.000 = U.S.$1.181 and CAN$1.000 = U.S.$0.772; and for the financial year ended December 31, 2017: €1.000 = U.S.$1.198 and CAN$1.000 = U.S.$0.797.

Compensation of Outside Directors

The compensation paid to members of our Board who are not our employees (our “Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Nominating, Governance and Compensation Committee (the “NGCC”). The NGCC is composed of three Outside Directors, each of whom is independent, namely Dr. Brent Norton (Chair), Ms. Carolyn Egbert and Ms. Robin Smith Hoke.

Retainers

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Annual retainers are paid on a quarterly basis to our Outside Directors. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

Type of Compensation	Annual Retainer for the year 2019
Chair of the Board Retainer	80,000
Board Member Retainer	40,000
Audit Committee Chair Retainer	20,000
Audit Committee Member Retainer	5,000
NGCC Chair Retainer	15,000
NGCC Member Retainer	3,000

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Outstanding Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2019:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(1)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested(2)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)	(mm-dd-yyyy)	(#)	($)
Egbert, Carolyn	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	—	—	—	—	—
	—	—	—	—	—	05-08-2018	23,000	—	20,930
	—	—	—	—	—	05-22-2019	30,000	—	27,300
Limoges, Gérard	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	—	—	—	—	—
	—	—	—	—	—	05-08-2018	23,000	—	20,930
	—	—	—	—	—	05-22-2019	30,000	—	27,300
Norton, Brent	—	—	—	—	—	05-08-2018	23,000	—	20,930
	—	—	—	—	—	05-22-2019	30,000	—	27,300
Smith Hoke, Robin	—	—	—	—	—	05-08-2018	23,000	—	20,930
	—	—	—	—	—	05-22-2019	30,000	—	27,300

(1) Value of unexercised “in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2019) of $0.91 and the exercise price of the options, multiplied by the number of unexercised options.

(2) The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2019) of $0.91

See “Summary of the Stock Option Plan” for more details on the Company’s second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders on May 10, 2016 (“Stock Option Plan”) and see “Summary of Long-Term Incentive Plan” for more details on the Company’s long-term incentive plan adopted by the Board on March 27, 2018, and ratified by the shareholders on May 8, 2018 (“Long-Term Incentive Plan”).

Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2019 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr, Cardiff, Mr. Limoges, Dr. Norton and Mr. Pollack were paid in Canadian dollars. Ms. Egbert and Ms. Hoke were paid in U.S. dollars and Mr. Ernst was paid in Euros.

Name	Fees earned(1)	Share-based Awards(2)	Option- based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Cardiff, Michael(3)	9,571	—	—	—	—	—	9,571
Egbert, Carolyn	89,417	87,593	—	—	—	—	177,010
Ernst, Juergen(4)	4,229	—	—	—	—	—	4,229
Limoges, Gérard	60,432	87,593	—	—	—	—	148,025
Norton, Brent	56,705	87,593	—	—	—	—	144,298
Pollack, Jonathan(5)	11,181	87,593	—	—	—	—	98,774
Smith Hoke, Robin	42,892	87,593	—	—	—	—	130,485

(1) In respect of our financial year ended December 31, 2019, we paid an aggregate amount of $274,427 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2019.

(2) Amounts shown represent the value of the DSUs on the grant date ($3.15). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

(3) Mr. Cardiff ceased to be a director on March 18, 2019.

(4) Mr. Ernst ceased to be a director on May 7, 2019.

(5) Mr. Pollack ceased to be a director on August 21, 2019.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our “Named Executive Officers” during 2019. For the 2019 year, our “Named Executive Officers” were as follows:

●	Mr. Michael Ward, who served as the President and Chief Executive Officer from October 1, 2017 to October 4, 2019;

●	Dr. Klaus Paulini, who, since October 4, 2019, is serving as President and Chief Executive Officer, as well as Managing Director AEZS Germany since July 2019;

●	Ms. Leslie Auld, who, since September 24, 2018, is serving as Senior Vice President, Chief Financial Officer as an independent contractor;

●	Dr. Matthias Gerlach, who serves as Vice President Manufacturing and Supply Chain, Mr. Eckhard Guenther, who serves as Vice President Business Development & Alliance Management and Managing Director AEZS Germany and Ms. Nicola Ammer, who serves as Chief Medical Officer and Vice President Clinical Development, who were our three most highly compensated executive officers (other than our current and former Chief Executive Officer and our Chief Financial Officer) employed at the end of 2019; and

●	Mr. Brian Garrison, who served as Senior Vice President Global Commercial Operations from December 2017 to September 2019.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Our Board, through the NGCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The NGCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

●	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

●	providing the opportunity for executives to participate in equity-based incentive compensation plans;

●	aligning executive compensation with our corporate objectives; and

●	attracting and retaining highly qualified individuals in key positions.

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

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders of Aeterna Zentaris on May 10, 2016 (the “Stock Option Plan”), and presently granted under the Company’s long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna Zentaris on May 8, 2018 (the “Long-Term Incentive Plan”), established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

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

Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer’s base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the NGCC and the Board and is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the NGCC’s determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

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

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,000 for employees in the U.S. The contribution amounts for our U.S. employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

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

In 2013, the NGCC retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the NGCC that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the NGCC that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The NGCC did not repeat or update the benchmarking process in 2014 - 2019 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the NGCC, as a matter of good governance, annually reviews and assesses the Company’s current compensation program and makes appropriate adjustments, if any.

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

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

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

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

2019 Compensation

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

Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2019:

Goal		Result
Commercialization of Macrilen™ (macimorelin) in Europe and ROW	Upon EMA approval, develop strategy and implementation plan for commercialization through the out-licensing of Macrilen™ (macimorelin) for Europe and ROW	In early 2019, the Company engaged Torreya to assist in identifying and executing upon such opportunities; however, the arrangement with Torreya was terminated in October 2019.
	Successfully execute the board-approved strategy and implementation plan.	Not completed. The Board approved a strategy and implementation plan to pursue commercialization opportunities for macimorelin for the ROW and to implement non-macimorelin related opportunities. The Company continues to explore several potential opportunities, but none has resulted in a transaction that was acceptable to the Company.
Commercialization of Macrilen™ (macimorelin) in the U.S. and Canada	Provide effective support to Novo in its commercialization efforts to ensure Macrilen™ (macimorelin) through both effective support in transition from Strongbridge and in its commercialization efforts.	Completed. The Company provided annual FDA reporting, supplies, clinical development as well as establish key opinion leader advisory board for Macrilen™ (macimorelin).
	Ensure effective clinical studies are in place to obtain approval of pediatric indication of Macrilen™ (macimorelin).	In progress. The Company is collaborating with Novo and is providing appropriate activities with respect to the ongoing clinical studies that are required to obtain approval for the pediatric indication of Macrilen™ (macimorelin).
	Transition from the Supply Arrangement to a final supply agreement	Fulfilled by signing the supply agreement with Novo in November 2019.
Improve operations	Manage costs and control expenses to maximize cash conservation.	In progress. Cost management continues to be an important objective as demonstrated by the restructuring of our German operations.
	Ensure appropriate capitalization of the Company	The Company raised approximately $5 million in September 2019.

Long-Term Equity Compensation

For the financial year ended December 31, 2019, the Board approved an award of 25,000 stock options at an exercise price of $2.15 to Dr. Paulini on August 7, 2019 and an award of 35,000 stock options at an exercise price of $1.05 to Dr. Paulini on November 7, 2019, each in accordance with the Long-Term Incentive Plan. Further, the Board approved awards of a total of 125,000 stock options at an exercise price of $0.87 to employees of the Company on December 4, 2019 in accordance with the Long-Term Incentive Plan.

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

There were 441 options outstanding under the Stock Option Plan representing approximately 0% of all issued and outstanding Common Shares on March 25, 2020. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. The Company does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a “Participant”) may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

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

Unless the Board or the NGCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant’s employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

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

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. “Closing Date” is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror’s conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

●	any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

●	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

●	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

●	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

●	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

●	with respect to any Participant, whether or not such Participant is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

●	any reduction in the exercise price of any option after the option has been granted, or

●	any cancellation of an option and the re-grant of that option under different terms, or

●	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an “insider” (except for extensions made in the context of a “blackout period”);

●	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

●	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favorable to employees; and

●	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

●	amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

●	amendments regarding any vesting period of an option;

●	amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a “non-insider”;

●	adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

●	discontinuing or terminating the Stock Option Plan; and

●	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

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

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 953,116 awards outstanding under the Long-Term Incentive Plan representing approximately 4% of all issued and outstanding Common Shares on March 25, 2020. See above for a complete description of the Stock Option Plan.

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

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

●	Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

●	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

●	During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of common shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Company:

●	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

●	restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

●	restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2019:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share- based Awards that have Not Vested	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)		(#)	($)	($)
Auld, Leslie	—	—	—	—	—	—	—	—	—
Garrison, Brian(3)	—	—	—	—	—	—	—	—	—
Paulini, Klaus	12/06/2016	2,500	3.45	12/06/2023	—	—	—	—	—
	08/15/2019	25,000	2.15	08/15/2026	—	—	—	—	—
	11/11/2019	35,000	1.05	11/11/2022	—	—	—	—	—
Ward, Michael V.(4)	08/15/2017	150,000	2.05	08/15/2024	—	—	—	—	—
	04/02/2018	50,000	1.46	04/02/2025	—	—	—	—	—
	06/22/2018	100,000	2.11	06/22/2025	—	—	—	—	—
Guenther, Eckhard	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	11/08/2016	398	3.50	11/08/2023	—	—	—	—	—
	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	1,000	—	—	—	—
Gerlach, Matthias	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	12/06/2016	15,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	20,000	0.87	12/04/2026	—	—	—	—	—
Ammer, Nicola	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	1,000	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2019.

(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2019) of $0.91 and the exercise price of the options, multiplied by the number of unexercised options.

(3)	Mr. Garrison ceased to be the Senior Vice President, Global Commercial Operations on September 13, 2019. All outstanding stock options held by Mr. Garrison were cancelled in accordance with the provisions of the Stock Option Plan.

(4)	Mr. Ward ceased to be the President and Chief Executive Officer on October 4, 2019.

There were no share-based awards outstanding to our Named Executive Officers at December 31, 2019.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2019:

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Ammer, Nicola	—	—	20,608
Auld, Leslie	—	—	—
Garrison, Brian	—	—	—
Gerlach, Matthias	—	—	22,400
Guenther, Eckhard	—	—	12,443
Paulini, Klaus	—	—	22,400
Ward, Michael V.	87,002	—	—

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during the financial year ended December 31, 2019. All amounts in the table below are in U.S. dollars. All cash amounts paid to Messrs. Ward and Garrison were paid in U.S. dollars. Ms. Auld’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Ammer and Messrs. Guenther and Gerlach were made in Euros.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Years	Salary	Share based awards	Option based awards (1)	Annual incentive plan	Long- term incentive plans	Pension Value	All other compensation	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Paulini, Klaus(2) President and Chief Executive Officer; Managing Director AEZS Germany	2019	197,282	—	66,781	22,400	—	3,213	—	289,676
Ward, Michael V. Former President and Chief Executive Officer(3)	2019	359,260	—	—	—	—	—	—	359,260
Auld, Leslie Senior Vice President and Chief Financial Officer	2019	194,060	—	—	—	—	—	—	194,060
Garrison, Brian Former Senior Vice President Global Commercial Operations	2019	196,350	—	—	—	—	—	—	196,350
Guenther, Eckhard Vice President Business Development and Alliance Management; Managing Director AEZS Germany	2019	169,438	—	14,792	12,443	—	3,213	—	199,886
Gerlach, Matthias Vice President Manufacturing and Supply Chain	2019	159,862	—	11,834	22,400	—	11,355	—	205,451
Ammer, Nicola Chief Medical Officer and Vice President Clinical Development	2019	139,802	—	14,792	20,608		2,162		177,364

(1)	The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
November 9, 2016	$3.50	80.35%
December 6, 2016	$3.45	80.57%
December 16, 2016	$3.80	80.68%
August 15, 2017	$2.05	78.86%
April 2, 2018	$1.46	77.57%
June 22, 2018	$2.11	80.86%
August 15, 2019	$2.15	79.22%
November 11, 2019	$1.05	67.13%
December 4, 2019	$0.87	68.01%

(2)	Dr. Paulini did not receive any compensation in his role as a director.

(3)	Mr. Ward received $75,000 as severance payments subsequent to October 4, 2019, the date that he ceased to be President and Chief Executive Officer. This amount is not included in the amounts above.

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2019 was $230,733, including an incentive bonus in the amount of $22,400.

For the financial year ended December 31, 2019, the Board approved an award of 25,000 stock options at an exercise price of $2.15 to Mr. Paulini on August 7, 2019 and an award of 35,000 stock options at an exercise price of $1.05 to Mr. Paulini on November 7, 2019, each in accordance with the Long-Term Incentive Plan.

Mr. Ward’s total earnings during the financial year ended December 31, 2019 was $524,478, not including the $75,000 severance payment he received subsequent to the date that he ceased to be President and Chief Executive Officer. He received no incentive bonus.

See “Long-Term Equity Compensation Plan of Executive Officers - Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan. See “Long-Term Equity Compensation Plan of Executive Officers - Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

Pension, retirement or similar benefits

As at December 31, 2019, the Company and its subsidiaries had accrued pension, retirement or similar benefits obligations amounting to $13.7 million. See note 18 - Employee future benefits, to the audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

C.	Board practices

Our Articles provide that our Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. We do not have service agreements with our independent directors.

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

The current members of the Audit Committee are Gérard Limoges (Chair), Brent Norton, and Carolyn Egbert.

NGCC

The NGCC is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The NGCC also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

Thus, the NGCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the NGCC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

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

The current members of the Compensation Committee are Brent Norton (Chair), Carolyn Egbert and Robin Smith Hoke.

D.	Employees

As at December 31, 2019, we had a total of 11 active employees, of which 10 are based in Frankfurt, Germany. The one remaining employee is based in the U.S. and our CFO is based in Toronto, Canada. As of December 31, 2018, we had a total of 22 active employees, of which 18 were based in Frankfurt, Germany, four were based in the U.S. and the CFO was based in Toronto, Canada. As of December 31, 2017, we had a total of 34 active employees, of which 30 were based in Frankfurt, Germany and the remaining four were based in the U.S.

Our current employees are engaged in the following activities: (i) 3 are engaged in research and development, regulatory affairs and quality assurance; (ii) 3 are involved in commercial operations and business development; and (iii) 5 are involved in various administrative functions, including finance and accounting. We do not employ any sales representatives. Under the German Restructuring Plan started in 2017, 8 employees left our German subsidiary in 2019 and one was re-employed (22 were terminated in 2017, three of them left in 2017, 14 of them left in 2018. Five of the employees who were terminated in 2017 were re-employed in 2018). The Managing Director of the German site was replaced during 2018 with Mr. Ward. Mr. Ward resigned as Managing Director effective July 26, 2019, when Dr. Paulini assumed this role.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership

The table below sets forth information as of March 11, 2019 provided to us by our current directors and named executive officers concerning their ownership of Common Shares and stock options of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options
Ammer, Nicola	—	—	35,000	—
Auld, Leslie	—	—	—	—
Egbert, Carolyn	1,920	*	77,850	57,850
Gagnon, Gilles(3)	-	-	—	—
Gerlach, Matthias	—	—	40,000	20,000
Guenther, Eckhard	—	—	40,398	15,398
Limoges, Gérard	1,200	*	77,850	57,850
Norton, Brent	—	*	—	—
Paulini, Klaus	—	—	62,500	2,500
Smith Hoke, Robin	—	—	—	—
Total	3,120	*	333,598	153,598

* Less than 1%

(1)	Based on 23,472,771 Common Shares outstanding as at March 11, 2019.
(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption “Outstanding Option-Based Awards and Share-Based Awards”.
(3)	Mr. Gagnon joined the Board on January 1, 2020.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 25, 2020, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders). The ownership percentages reflected below are based on 23,472,771 Common Shares outstanding as of March 25, 2020. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of the Company.

Beneficial Owner	No. of Common Shares	Percentage

5% or Greater Shareholders
Armistice Capital Master Fund, LTD[1]	1,213,738	5.2%
Empery Asset Management, LP2	1,673,440	4.99%

1 Based solely on a Schedule 13G filed February 28, 2020, with the SEC. Does not include any warrants held, which are subject to a 4.99% blocker. The business address of Armistice Capital Master Fund, LTD is 510 Madison Ave, Floor 7, New York, NY 10022.

2 Based solely on a Schedule 13G filed January 23, 2020, with the SEC. Represents (i) 12,440 Common Shares and (ii) warrants to purchase 1,661,000 Common Shares at $7.10 per share held by Empery Asset Management, LP (“Empery Asset”). The exercise of the foregoing warrants are subject to a 4.99% blocker. The “No. of Common Shares” column in the table above represents all Common Shares and warrants while the “Percentage” column represents all Common Shares and only those warrants not subject to the blocker. The business address of Empery Asset is 1 Rockefeller Plaza, Suite 1205, New York, NY 10020.

Changes in Percentage Ownership by Major Shareholders

We had no major shareholders in 2017. During 2018, J. Goldman & Co., L.P. J., Goldman Capital Management, Inc., and Jay G. Goldman (collectively, “Goldman”) became major shareholders due to the acquisition of over 5% of our outstanding Common Shares, and as of December 31, 2019, Goldman ceased to be the beneficial owner of more than 5% of our Common Shares, based solely on a Schedule 13G filed February 14, 2020, with the SEC.

United States Shareholders

Based on a review of the information provide to us by our transfer agent, as at March 18, 2020, there were 14 holders of record of our Common Shares, of which two were registered with an address in the U.S. holding in the aggregate approximately 99.27% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker “street names”.

B.	Related party transactions

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

C.	Interests of experts and counsel

Not required.

Item 8.	Financial Information

A.	Consolidated statements and other financial information

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and listing details

Not applicable, except for Item 9A(4). Our Common Shares are listed on both the NASDAQ and the TSX under the symbol “AEZS”. The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on the NASDAQ and on the TSX as of December 31, 2019:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2018	3.87	1.19	5.10	1.53
2017	3.65	0.84	4.81	1.13
2019	5.57	0.76	7.43	1.01
Fourth quarter	1.08	0.77	1.45	1.02
Third quarter	2.97	1.00	3.86	1.33
Second quarter	5.43	2.04	7.26	2.73
First quarter	4.65	3.03	6.25	4.12
2018
Fourth quarter	3.87	1.30	5.10	1.69
Third quarter	2.03	1.60	2.69	2.10
Second quarter	2.62	1.19	3.34	1.53
First quarter	2.41	1.46	3.01	1.89
2017
Fourth quarter	2.70	1.87	3.48	2.38
Third quarter	2.87	0.98	3.57	1.28
Second quarter	3.35	0.84	4.50	1.13
First quarter	3.65	2.45	4.81	3.24

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares are listed and posted for trading on both the NASDAQ and the TSX under the symbol “AEZS”.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not required.

B.	Memorandum and articles of association

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, and May 9, 2019 (together with the Restated Articles of Incorporation, the “Articles”) and by our bylaws, as amended and restated on March 21, 2013 (the “bylaws”). Our Articles are on file with Corporations Canada under Corporation Number 264271-9. The Articles do not include a stated purpose and do not place any restrictions on the business that we may carry on.

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

Directors

The minimum number of directors we must have is five (5) and the maximum number is fifteen (15). In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. None of the Articles, the bylaws and the CBCA impose any mandatory retirement requirements for directors.

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

The CBCA provides that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us must disclose to us the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board, even if such contract, in connection with our normal business activity, does not require the approval of either the directors or the shareholders. At the request of the president or any director, the director placed in a situation of conflict of interest must leave the meeting while the Board discusses the matter. The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

●	relates primarily to his or her remuneration as our director, officer, employee or agent or as a director, officer, employee or agent of an affiliate of us;

●	is for indemnity or insurance for director’s liability as permitted by the CBCA; or

●	is with our affiliate.

The CBCA provides that the Board may, on our behalf and without authorization of our shareholders:

●	borrow money upon our credit;

●	issue, reissue, sell or pledge our debt obligations;

●	give a guarantee on our behalf to secure performance of an obligation of any person; and

●	mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations.

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

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at March 25, 2020, there were approximately 23,472,771 million Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

Common Shares

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by our Board on the Common Shares. Finally, the holders of the Common Shares are entitled to receive our remaining property upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

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

Our Board may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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

Shareholder Rights Plan

The Board of the Company approved an amended and restated shareholder rights plan of the Company on March 29, 2019, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Company on May 8, 2019 (the “Rights Plan”). The Rights Plan amended and restated the Company’s shareholder rights plan originally implemented in 2016 and was implemented to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company.

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

Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right was issued in respect of each common share outstanding at 5:01 p.m. on March 29, 2016 (the “Record Time”). In addition, we will issue one right for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment to us of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

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

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see “Waiver and Redemption” below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Permitted Lock-up Agreements with our shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

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

The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no “break up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

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

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

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

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Company to be held in 2022 and at every third annual meeting of the Company thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

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

Our bylaws include an advance notice provision (the “Advance Notice Requirement”). The Advance Notice Requirement applies in certain circumstances where nominations of persons for election to the Board are made by our shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to us prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, we must be given not less than 30 nor more than 65 days’ notice prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), we must be given notice not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

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

As of February 15, 2020, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.075 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), which as of March 2020 include investors ultimately controlled by nationals of Australia, Chile, Colombia, EU member states, Honduras, Japan, Korea, Mexico, New Zealand, Panama, Peru, Singapore, the U.S. or Vietnam, the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds C$1.613 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

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

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of “control” of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state-owned enterprises. Other than in connection with a “national security” review, discussed below, certain transactions in relation to our Common Shares would be exempt from the Investment Act including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

●	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security”. The Minister of Innovation, Science and Economic Development has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre or post-closing basis.

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

License Agreement

On January 16, 2018, the Company, through AEZS Germany, entered into a License Agreement with Strongbridge, to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S. and Canada.

The Company received a cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in the U.S. or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

●	$4,000,000 on achieving $25,000,000 annual net sales,

●	$10,000,000 on achieving $50,000,000 annual net sales,

●	$20,000,000 on achieving $100,000,000 annual net sales,

●	$40,000,000 on achieving $200,000,000 annual net sales, and

●	$100,000,000 on achieving $500,000,000 annual net sales.

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from the licensee.

The licensee will fund 70% of the costs of a pediatric clinical submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a JSC. The JSC will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.

The License Agreement will expire at the end of a defined royalty period in each of the U.S. and Canada (the “Territory”), at which time the license that the Company granted will become irrevocable, fully paid-up, perpetual and royalty-free in such country. The licensee has the right to terminate the License Agreement if there is a safety concern related to Macrilen™ (macimorelin), withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. believed to be permanent, two hundred and seventy (270) days’ prior written notice, or if the Company commits a material breach of any term of the License Agreement that it fails to cure within 90 days after receiving written notice of the breach. The Company has the right to terminate the License Agreement if the licensee commits a material breach of any term of the License Agreement that it fails to cure within 90 days after receiving written notice of the breach. If the breach relates to Canada then the Company shall only have the right to terminate the License Agreement in relation to Canada. If the breach relates to the U.S., then the Company shall have the right to terminate the License Agreement in its entirety.

The License Agreement contains customary provisions related to, among other things, confidentiality and non-disclosure, representations and warranties, indemnity and dispute resolution. The License Agreement is governed by the laws of the State of New York, United States.

The License Agreement is incorporated by reference as Exhibit 4.3 to this Annual Report on Form 20-F.

Effective December 19, 2018, Strongbridge sold its rights to Macrilen™ (macimorelin) in Canada and the U.S. to Novo and Novo will fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. for up to three years. This service agreement was terminated as of December 1, 2019.

Sinopharm Agreements

On December 1, 2014, we entered into an exclusive master collaboration agreement (“Master Collaboration Agreement”), a technology transfer and technical assistance agreement (“Tech Transfer Agreement”) and a license agreement (“Sinopharm License Agreement”) with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”) for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People’s Republic of China, including Hong Kong and Macau (collectively, the “Sinopharm Territory”). Under the terms of the Tech Transfer Agreement, Sinopharm made a one-time, non-refundable payment of $1,101,000 (“Transfer Fee”) to us for the transfer of technical documentation and materials, know-how and technical assistance services. We will be entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory. Furthermore, we will be entitled to royalties on future net sales of Zoptrex™ in the Sinopharm Territory. Sinopharm will be responsible for the development, production, registration and commercialization of Zoptrex™ in the Sinopharm Territory.

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

Employment and Service Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement with each of our Named Executive Officers. Mr. Garrison left the Company effective September 13, 2019 and Mr. Ward’s employment ended effective October 4, 2019.

Michael Ward

We entered into an employment agreement and a change of control agreement in October 2017 with Mr. Michael Ward, Chief Executive Officer. Mr. Ward left the Company in October 2019, at which time, he received a severance payment in accordance with his employment agreement.

Klaus Paulini

We entered into an employment agreement with Dr. Klaus Paulini, Chief Executive Officer, effective as of October 4, 2019 (the “Employment Agreement”) and the Company, through AEZS Germany, has entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the “Services Agreement”). The Employment Agreement provides that we will pay Mr. Paulini (the “Executive”) an initial base salary of EUR260,000 per annum. Additionally, pursuant to the Employment Agreement, in November 2019, we provided the Executive with an initial grant of 35,000 stock options. Under the terms of the Services Agreement, the Executive will be paid a base salary of EUR164,340 per annum, subsequent grants of stock options at the discretion of the Board of Directors or Governance Committee, an annual bonus subject to the determination and approval of the Nomination, Governance and Compensation Committee and participation in an employer sponsored pension scheme.

The Employment Agreement provides that if there is a termination of the Executive’s employment by us without “Cause”, then the Executive will be entitled to receive a severance payment in the amount equal to €300,000. The Services Agreement provides that upon termination without “Cause” by ether party, the Executive is entitled to nine months written notice of termination, and a payment in the amount equal to “one annual salary”. The Executive has no right to receive a cash bonus or any other form of remuneration during the notice period.

The Employment Agreement contains customary confidentiality, intellectual property and non-disparagement covenants.

For the purposes of the Employment Agreement, termination of employment for “Cause” includes (but is not limited to) (i) if the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, or (ii) if the Executive has committed serious misconduct or willful negligence in the performance of his duties.

Leslie Auld

We entered into a consulting agreement with Leslie Auld, Senior Vice President, Chief Financial Officer, effective as of September 24, 2018 (the “Consulting Agreement”). The Consulting Agreement provides that Ms. Auld (the “Consultant”) will perform specified services for us for up to 120 hours per month. The Consultant will be paid CAN$150 per hour (plus HST) (the “base fees”) for these services. Additionally, the Consultant will be paid for up to eight (8) hours of travel time per round trip, at a rate of CAN$150 per hour.

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

Brian Garrison

We entered into an employment agreement and a change of control agreement with Mr. Garrison, former Senior Vice President, Global Commercial Operations. Mr. Garrison left the Company in September 2019.

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who remained employed on December 31, 2019. The amounts shown are in U.S. dollars.

Name	Termination Provisions Value ($)(1) (2)
Ammer, Nicola	0
Auld, Leslie	0
Gerlach, Matthias	0
Guenther, Eckhard	0
Paulini, Klaus	336,000

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2019).

(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

D.	Exchange controls

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

Material Canadian Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations applicable to a holder of Common Shares and who, for the purposes of the Canadian federal Income Tax Act, R.S.C. 1985, as amended (the “Tax Act”), and at all relevant times, deals at arm’s length with, and is not affiliated with, the Company and holds their Common Shares as capital property (a “holder”). Common Shares will generally be considered to be capital property to a holder for purposes of the Tax Act unless either the holder holds such Common Shares in the course of carrying on a business of trading or dealing in securities, or the holder has held or acquired such Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to- market rules, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iv) that has made a functional currency reporting election for purposes of the Tax Act, (v) that has entered or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of Common Shares, or (vi) that receives dividends on Common Shares under or as part of a dividend rental arrangement as defined in the Tax Act. Such holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

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

Holders Not Resident in Canada

The following discussion applies to a holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Common Shares in carrying on a business or part of a business in Canada (a “Non-Resident holder”). In addition, this discussion does not apply to an insurer who carries or is deemed to carry on, an insurance business in Canada and elsewhere.

Disposition of Common Shares

A Non-Resident holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non- Resident holder on a disposition or deemed disposition of Common Shares unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention. As long as the Common Shares are listed on a designated stock exchange (which currently includes the NASDAQ and the TSX) at the time of their disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless (a) at any time during the 60-month period immediately preceding the disposition (i) one or any combination of (A) the Non-Resident holder, (B) persons with whom the Non-Resident holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, any such property whether or not such property exists or (b) the Common Shares are otherwise deemed to be taxable Canadian property to the Non-Resident holder.

A Non-Resident holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described below under the heading “Holders Resident in Canada - Disposition of Common Shares”. If the Common Shares were to cease being listed on the NASDAQ, the TSX or another “recognized stock exchange” (as defined in the Tax Act), a Non-Resident holder who disposes of Common Shares that are taxable Canadian property may be required to fulfill the requirements of section 116 of the Tax Act, unless the Common Shares are “treaty-protected property” (as defined in the Tax Act) of the disposing Non-Resident holder.

Non-Resident holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty or convention. Under the Canada - United States Tax Convention (1980) (the “Convention”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident holder who is the beneficial owner of the dividends, is resident in the U.S. for purposes of the Convention and entitled to the benefits of the Convention (a “U.S. holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident holders should consult their own tax advisors.

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

Taxation of Dividends on Common Shares

Dividends received or deemed to have been received on the Common Shares will be included in a Canadian holder’s income for purposes of the Tax Act. Such dividends received or deemed to have been received by a Canadian holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. Generally, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the Company designates the dividend as an “eligible dividend” (within the meaning of the Tax Act) in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends. A Canadian holder that is a corporation will be required to include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received by a Canadian holder that is a corporation as proceeds of disposition or a capital gain. A Canadian holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to have been received on the Common Shares to the extent such dividends are deductible in computing the holder’s taxable income.

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

Additional Refundable Tax

A Canadian holder that is a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income including amounts in respect of “Taxable Capital Gains”, as defined below.

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

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences applicable to the purchase, ownership and disposition of Common Shares by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, IRS rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income under the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

●	dealers in stocks, securities or currencies;

●	securities traders that use a mark-to-market accounting method;

●	banks and financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	tax-exempt organizations;

●	retirement plans, individual plans, individual retirement accounts and tax-deferred accounts;

●	partnerships or other pass-through entities for U.S. federal income tax purposes and their partners or members;

●	persons holding Common Shares as part of a hedging or conversion transaction straddle or other integrated or risk reduction transaction;

●	persons who or that are, or may become, subject to the expatriation provisions of the Code;

●	persons whose functional currency is not the U.S. dollar; and

●	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock.

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

This summary also does not discuss any aspect of state, local or foreign law, or estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding Common Shares as capital assets. For purposes of this summary, “U.S. Holder” means a beneficial holder of Common Shares who or that for U.S. federal income tax purposes is:

●	an individual citizen or resident of the U.S.;

●	a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (b) a valid election is in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partner. Such a partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of Common Shares.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Tax Consequences if we are a Passive Foreign Investment Company (“PFIC”)

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules”, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

The Company believes it was a PFIC for the 2015 taxable year, but not for the 2016, 2017, 2018 and 2019 taxable years. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2020 taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the Company’s PFIC status.

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

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each of the other taxable years during which the Company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year. A U.S. Holder that is not a corporation will be required to treat any such interest paid as “personal interest”, which is not deductible.

U.S. Holders can avoid the adverse rules described above in part by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable”. The Common Shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. For this purpose, the Common Shares generally will be considered to be regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Common Shares are currently listed on the NASDAQ, which constitutes a qualified exchange; however, there can be no assurance that the Common Shares will be treated as regularly traded for purposes of the mark-to-market election on a qualified exchange. If the Common Shares were not regularly traded on the NASDAQ or were delisted from the NASDAQ and were not traded on another qualified exchange for the requisite time period described above, the mark-to-market election would not be available.

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

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We will endeavor to satisfy the record keeping requirements that apply to a QEF and to supply requesting U.S. Holders with the information that such U.S. Holders are required to report under the QEF rules. However, there can be no assurance that the Company will satisfy the record keeping requirements or provide the information required to be reported by U.S. Holders.

A U.S. Holder that makes a timely and effective QEF election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the adverse PFIC consequences described above with respect to its Common Shares. Rather, a U.S. Holder that makes a timely and effective QEF election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder, in each case regardless of which such amounts are actually distributed to the U.S. Holder by the Company. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (A) “earnings and profits” over (B) net capital gain.

A U.S. Holder that makes a timely and effective QEF election with respect to the Company generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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

Dividends paid to non-corporate U.S. Holders by the Company in a taxable year in which it is treated as a PFIC, or in the immediately following taxable year, will not be eligible for the special reduced rates normally applicable to long-term capital gains. In all other taxable years, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. (including a minimum holding period requirement). The Company believes it was not a PFIC for the 2019 taxable year. However, no assurance can be provided that the Company will not be classified as a PFIC for 2020 and, therefore, no assurance can be provided that a U.S. Holder will be able to claim a reduced rate for dividends paid in 2020 or 2021 (if any). Please see the subsection above entitled “Material U.S. Federal Income Tax Considerations—‘Tax Consequences if we are a Passive Foreign Investment Company’” for a more detailed discussion.

Under current law, payments of dividends by the Company to non-Canadian investors are generally subject to a 25% Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (the “Convention”) is reduced to a maximum of 15%. This reduced rate of withholding will not apply if the dividends received by a U.S. Holder are effectively connected with a permanent establishment of the U.S. Holder in Canada. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

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

Subject to certain exceptions and future guidance, a U.S. Holder that is a “specified individual” or a “specified domestic entity” (as defined in the instructions to IRS Form 8938) must report annually to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as the Company). U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of Common Shares.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes our Management Information Circular for our annual meeting of shareholders to be held in 2020 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2019 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

I.	Subsidiary information

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Fair value

The Company classifies its financial instruments in the following categories: “Financial assets at amortized cost”; “Financial liabilities at fair value through profit or loss (“FVTPL”)”; and “Financial liabilities at amortized cost”.

●	The Company’s financial assets at amortized cost are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.

●	Financial liabilities at FVTPL are currently comprised of the Company’s warrant liability.

●	Financial liabilities at amortized cost include payables, accrued liabilities, and provision for restructuring costs.

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

As at December 31, 2019, trade accounts receivable for an amount of approximately $265,000 were with four counterparties of which $55,000 was past due and impaired and fully provided for (2018 - $197,000 with four counterparties and $55,000 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. On this basis, as at December 31, 2019, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 90 days of invoicing.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 to the audited financial statements, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 1. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 5 to the audited financial statements.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation as further described in note 17 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company’s Common Shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $0.77 to $5.43 during the year ended December 31, 2019.

If variations in the market price of our Common Shares of -30% and +30% were to occur, the impact on the Company’s net loss related to the warrant liability held at December 31, 2019 would be $771,000 to $(806,000), respectively.

(d)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2019, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net loss for the year ended December 31, 2019 would have been lower or higher by approximately $841,000 (net income for 2018 - $1,134,000).

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

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2019. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2019.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

In accordance with SEC’s rules regarding non-accelerated filers, this Annual Report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board has determined that we have at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert is Mr. Gérard Limoges, FCPA, FCA, the Audit Committee’s Chairman In accordance with Item 16A, paragraph (d) of Form 20-F, the designation of Mr. Limoges as our audit committee financial expert does not: (i) make Mr. Limoges an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Limoges that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other current members of the Audit Committee are Brent Norton and Carolyn Egbert each of whom, along with Gérard Limoges (Chair), is independent, as that term is defined in the NASDAQ listing standards. For a description of their respective education and experience, please refer to “Item 6. – Directors, Senior Management and Employees”.

Item 16B.	Code of Ethics

On December 16, 2017, the Board adopted a “Code of Conduct and Business Ethics”, which replaced the then existing Code of Ethical Conduct as of January 1, 2018. The Code of Conduct and Business Ethics was amended on January 24, 2018. The Code of Conduct and Business Ethics expanded on the previous Code of Ethical Conduct to provide additional details of expected conduct of all employees and directors of the Company, including specific obligations the Company and its employees has as a member of the healthcare industry. We selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations to our Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud. A copy of the Code of Ethical Conduct, as amended, is incorporated by reference as Exhibit 11.1 to this Annual Report on Form 20-F and is also available on our Web site at www.zentaris.com under the Investors - Corporate Governance tab. The Code of Ethical Conduct is a “code of ethics” as defined in paragraph (b) of Item 16B to Form 20- F. The Code of Ethical Conduct applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations. On December 4, 2014, our Board adopted a “Code of Business Conduct and Ethics for Members of the Board of Directors”, which is incorporated by reference as Exhibit 11.2 to this Annual Report on Form 20-F. We will provide these documents without charge to any person or company upon request to our Corporate Secretary, at our head office at 315 Sigma Drive, Summerville, South Carolina 29486.

Item 16C.	Principal Accountant Fees and Services

(All amounts are in U.S. dollars)

(a)	Audit Fees

During the financial years ended December 31, 2019 and 2018, the Company’s principal accountant, PricewaterhouseCoopers LLP, billed $542,825 and $563,558, respectively, for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees

During the financial years ended December 31, 2019 and 2018, the Company’s principal accountant, PricewaterhouseCoopers LLP, billed $73,500 and $37,663, respectively, for audit or attest services not required by statute or regulation, for accounting consultations on proposed transactions, for the review of prospectuses and prospectus supplements, including the delivery of customary consent and comfort letters in connection therewith.

(c)	Tax Fees

During the financial years ended December 31, 2019 and 2018, the Company’s principal accountants, PricewaterhouseCoopers LLP billed $25,164 and $36,224, respectively, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees

During the financial years ended December 31, 2019 and 2018, the Company’s principal accountant, PricewaterhouseCoopers LLP, did not bill us for services not included in audit fees, audit-related fees and tax fees.

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

For each of the years ended December 31, 2019 and 2018, there were no non-audit services provided by our external auditor that required the approval from the Audit Committee.

(f)	Work performed by Full-time, Permanent Employees of Principal Accountant

During the financial year ended December 31, 2019, no person other than the full-time, permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed more than 50% of the audit work on our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

We are generally in compliance with the corporate governance requirements of the NASDAQ except as described below and in the risk factor entitled “Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares” in Item 3.D above. We are not in compliance with the NASDAQ requirement that a quorum for a meeting of the holders of our Common Shares be no less than 33 1/3% of such outstanding shares. Our bylaws provide that a quorum for purposes of any meeting of our shareholders consists of at least 10% of the outstanding voting shares. We benefit from an exemption from the NASDAQ from this quorum requirement because the quorum provided for in our bylaws complies with the requirements of the CBCA, our governing corporate statute, and with the rules of the TSX, the home country exchange on which our voting shares are traded. In accordance with applicable current NASDAQ requirements, we have in the past, and upon request, provided to the NASDAQ letters from outside counsel certifying that these practices are not prohibited by our home country law.

Item 16H.	Mine Safety Disclosure

None.

PART III

Item 17	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements appear on pages 113 to 161

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2019 and December 31, 2018 and for the years ended

December 31, 2019, 2018 and 2017

(presented in thousands of U.S. dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of changes in shareholders’ (deficiency) equity, comprehensive (loss) income, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

“/s/ PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2020

We have served as the Company’s auditor since 1993.

Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	7,838	14,512
Trade and other receivables (note 8)	658	294
Inventory (note 9)	1,203	240
Prepaid expenses and other current assets (note 10)	1,211	1,210
Total current assets	10,910	16,256
Restricted cash equivalents (note 11)	364	418
Right of use assets (note 5(a))	582	—
Property, plant and equipment (note 12)	35	65
Identifiable intangible assets (note 13)	40	62
Goodwill (note 14)	8,050	8,210
Total Assets	19,981	25,011
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,148	2,791
Provision for restructuring and other costs (note 16)	418	887
Income taxes (note 22)	1,448	1,669
Current portion of deferred revenues (note 6(a)(ii) and 6(a)(iv))	991	249
Current portion of lease liabilities (note 5(a))	648	—
Current portion of warrant liability (note 17)	6	—
Total current liabilities	5,659	5,596
Deferred revenues (note 6(a)(ii))	185	258
Lease liabilities (note 5(a))	255	—
Warrant liability (note 17)	2,249	3,634
Employee future benefits (note 18)	13,788	13,205
Non-current portion of provision for restructuring and other costs (note 16)	308	411
Total liabilities	22,444	23,104
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share capital (note 19)	224,528	222,335
Other capital (note 19)	89,806	89,342
Deficit	(316,891)	(309,781)
Accumulated other comprehensive income	94	11
Total shareholders’ (deficiency) equity	(2,463)	1,907
Total liabilities and shareholders’ (deficiency) equity	19,981	25,011

Going concern (note 1)

Commitments and contingencies (note 27)

Subsequent events (note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars)

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net loss	—	—	—	(6,042)	—	(6,042)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	83	83
Actuarial (loss) on defined benefit plans (note 18)	—	—	—	(1,068)	—	(1,068)
Comprehensive loss	—	—	—	(7,110)	83	(7,027)
Share issuance from the exercise of warrants, stock options and deferred share units	228,750	906	(329)	—	—	577
Issuance of common shares and warrants, net (notes 17 and 19)	3,325,000	1,287	—	—	—	1,287
Share-based compensation costs	—	—	793	—	—	793
Balance - December 31, 2019	19,994,510	224,528	89,806	(316,891)	94	(2,463)

[1]	Issued and paid in full.

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	4,187	—	4,187
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(260)	(260)
Actuarial gain on defined benefit plans (note 18)	—	—	—	193	—	193
Comprehensive income	—	—	—	4,380	(260)	4,120
Share-based compensation costs	—	—	570	—	—	570
Balance - December 31, 2018	16,440,760	222,335	89,342	(309,781)	11	1,907

[1]	Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

	Common shares (number of) [1]	Share capital	Pre- funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	—	(16,796)	—	(16,796)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	—	694	—	694
Comprehensive loss	—	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants	301,343	977	—	—	—	—	977
Share issuances in connection with “at-the-market” drawdowns (note 19)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs		—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	—	88,772	(314,161)	271	(2,783)

[1]	Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2019	2018	2017
	$	$	$
Revenues (note 6)
License fees	74	24,325	458
Product sales	129	2,167	—
Royalty income	45	184	—
Sales commission	—	110	465
Supply chain	284	95	—
Total revenues	532	26,881	923
Operating expenses (note 20)
Cost of sales	410	2,104	—
Research and development costs	1,837	2,932	10,704
General and administrative expenses	6,615	8,894	8,198
Selling expenses	1,214	3,109	5,095
Restructuring costs (note 16)	507	—	—
Impairment of right of use asset (note 5a)	22	—	—
Impairment of prepaid asset (note 10)	169	—	—
Total operating expenses	10,774	17,039	23,997
(Loss) income from operations	(10,242)	9,842	(23,074)
Settlements (note 27)	—	(1,400)	—
Gain due to changes in foreign currency exchange rates	87	656	502
Change in fair value of warrant liability (note 17)	4,518	263	2,222
Other finance (costs) income	(593)	278	75
Net finance income	4,012	1,197	2,799
(Loss) income before income taxes	(6,230)	9,639	(20,275)
Income tax recovery (expense) (note 22)	188	(5,452)	3,479
Net (loss) income	(6,042)	4,187	(16,796)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	83	(260)	(1,430)
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(1,068)	193	694
Comprehensive (loss) income	(7,027)	4,120	(17,532)
Net (loss) income per share (basic) (note 26)	(0.35)	0.25	(1.12)
Net (loss) income per share (diluted) (note 26)	(0.35)	0.24	(1.12)
Weighted average number of shares outstanding (note 26)
Basic	17,494,472	16,440,760	14,958,704
Diluted	17,494,472	17,034,812	14,958,704

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars)

	Years Ended December 31,
	2019	2018	2017
	$	$	$
Cash flows from operating activities
Net (loss) income for the year	(6,042)	4,187	(16,796)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 17)	(4,518)	(263)	(2,222)
Transaction costs of warrants issued, expensed as finance cost	550	—	—
Provision for restructuring and other costs (note 16)	511	(136)	3,083
Impairment of right of use asset (note 5(a))	22	—	—
Impairment of prepaid asset (note 10)	169	—	—
Recapture of inventory previously written off	—	—	(643)
Depreciation and amortization (notes 5,12 and 13)	315	58	94
Deferred income taxes (note 22)	—	3,479	(3,479)
Share-based compensation costs (note 20)	793	570	182
Employee future benefits (note 18)	262	316	246
Amortization of deferred revenues (note 6)	(74)	(609)	(458)
Foreign exchange gain on items denominated in foreign currencies	(87)	(652)	(553)
Loss (gain) on disposal of property, plant and equipment	10	(9)	(136)
Other non-cash items	(126)	35	(19)
Interest accretion on lease liabilities (note 5)	(66)	—	—
Changes in operating assets and liabilities (note 21)	(2,444)	(151)	(2,212)
Net cash (used in) provided by operating activities	(10,725)	6,825	(22,913)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 19)	4,988	—	8,038
Transaction costs	(795)	—	(250)
Proceeds from exercise of warrants, stock options and deferred share units	314	—	242
Payments on lease liabilities (note 5)	(614)	—	—
Net cash provided by financing activities	3,893	—	8,030
Cash flows from investing activities
Purchase of property, plant and equipment (note 12)	—	(9)	(4)
Proceeds for disposals of property, plant and equipment (note 12)	—	24	161
Cash provided by (used in) restricted cash equivalents	50	(50)	150
Net cash provided by (used in) investing activities	50	(35)	307
Effect of exchange rate changes on cash and cash equivalents	108	(58)	357
Net change in cash and cash equivalents	(6,674)	6,732	(14,219)
Cash and cash equivalents – beginning of year (note 7)	14,512	7,780	21,999
Cash and cash equivalents – end of year (note 7)	7,838	14,512	7,780

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1	Going concern

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States, and Canada (note 6(a)). As at December 31, 2019, the Company had an accumulated deficit of $316,891. The Company also had a net loss of $6,042 for the year ended December 31, 2019, and negative cash flow from operations of $10,725.

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $45 for the year ended December 31, 2019 and as at December 31, 2019, the Company had cash of $7,838. In September 2019, the Company closed an equity financing which provided $4,193 in net cash proceeds. On February 21, 2020, the Company closed an equity financing for approximately $3,920 in net cash proceeds.

A significant portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. As such, management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceeds the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. As such, management may also need to consider other sources of financing in order to continue its planned operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing (note 29). As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

2	Business overview

Summary of business

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo. Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement(as defined below), Novo Nordisk A/S (“Novo”) is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted Aeterna Zentaris GmbH(“AEZS Germany”), our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris, an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris is the ultimate parent company of the Group. The Company currently has three wholly-owned direct and indirect subsidiaries, AEZS Germany, based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the U.S.

The registered office of the Company is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Capital Market (the “NASDAQ”).

Basis of presentation

(a)	Statement of compliance

These consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors subject to confirmation by the Audit Committee of the Board of Directors, which confirmation was received on March 27, 2020.

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention except for warrant liability which is measured at fair value through profit or loss.

(c)	Principles of consolidation

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

(d)	Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”) which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro (“EUR”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ (deficiency) equity.

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

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements except for the adoption of those standards in 2019 (note 5) and have been applied consistently by all Group entities.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, related to a guarantee for a long-term operating lease obligation and for a corporate credit card program that cannot be used for current purposes.

Leases

The Company assesses, at the inception of a contract, whether a contract is, or contains, a lease. A lease is a contract in which the right to control the use of an identified asset is granted for an agreed upon period of time in exchange for consideration. The Company assessed whether a contract conveys the right to control the use of an identified asset when there is both the right to direct the use of the asset and obtain substantially all the economic benefits from that use. Effective January 1, 2019, the Company recognizes a right of use and a lease liability at the lease commencement date.

The lease liability is initially measured at the present value of the non-cancellable lease payments over the lease term and discounted at the rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Lease payments include fixed payments and such variable payments that depend on an index or a rate; less any lease incentives receivable.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, with any difference recorded in the statement of comprehensive (loss) income.

The right of use assets are measured at cost which comprises the initial lease liability, lease payments made at or before the lease commencement date, initial direct costs and restoration obligations less lease incentives. The right of use assets are subsequently measured at amortized cost. The assets are depreciated over the shorter of the assets’ useful life and the lease terms on a straight-line basis, less any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The right of use assets are assessed for impairment in accordance with the requirements of IAS 36 Impairment of Assets.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive (loss) income.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

Post-employment benefits

AEZS Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.

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

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of comprehensive (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of comprehensive (loss) income in the period in which they arise.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the warrants are expensed in the statement of comprehensive (loss) income. Financial liabilities that are required to be measured at FVTPL have all fair value movements, excluding those related to changes in the credit risk of the liability which are recorded in other comprehensive (loss) income, recognized in the statement of comprehensive (loss) income.

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

Revenue recognition

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

License fees

License fees represent non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property (“IP”) or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Royalty and milestone income

Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote.

The Company has not recognized any such milestone revenue in these consolidated financial statements

Product sales

The Company recognizes revenue from the sale of certain active pharmaceutical ingredients (“API”) and semi-finished goods upon delivery of such items to its customer.

Supply chain revenue

The Company also provides oversight support services for supervision of stability studies and/or development activities with respect to the API batch production as specified in related contracts with customers. These services are contracted with fixed-fees and are provided over a period of time equal to one year. The Company recognizes revenue on a straight-line basis over time as it best represents the pattern of performance of the services. Amounts are invoiced on a quarterly basis in accordance with agreed upon contractual terms

While providing services, the Company incurs certain direct costs for subcontractors and other expenses that are recoverable directly from its customers. The recoverable amounts of these direct costs are included in the Company’s operating expenses as the Company controls the services before they are transferred to the customer and acts as a principal in these arrangements.

Where the Company incurs costs to fulfil the contract, such costs are capitalized if all of the following criteria are met:

●	the costs relate directly to a contract or a specifically-anticipated contract;

●	the costs generate or enhance company resources that will be used in satisfying future performance obligations; and

●	the costs are expected to be recovered.

The Company amortizes any asset recognized from capitalizing costs to fulfil a contract on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.

Sales commission revenue

Revenues from sales commission are recognized when the products are sold and the related performance obligation is complete as defined in the contract for the promotion of certain products, there is certainty about receipt of the consideration and all related costs have been incurred. The customer contracts for sales commission were terminated in 2017 and 2018.

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

Going concern assessment

Management has evaluated whether material uncertainty exists relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has made critical judgements as described in note 1.

Accounting for the Macrilen™ License Agreement

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

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which has been determined using fair value less cost of disposal. The Company has one reportable segment, and management monitors goodwill based on an overall entity basis. The carrying amount of its consolidated net deficit is compared to its overall market capitalization. Based on this calculation, and given the Company has a net deficit, management determined that goodwill was not impaired. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

5	Recent accounting pronouncements

Impact of adoption of significant new IFRS standards in 2019

The following new IFRS standards have been adopted by the Company effective January 1, 2019:

(a) IFRS 16, Leases

The Company has adopted IFRS 16 on a modified retrospective basis from January 1, 2019 with no restatement of comparatives, as permitted under the specific transitional provisions in the standard.

Overall impact from adoption

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

●	Right of use assets - increase by $859
●	Provision of onerous lease contracts - decrease by $663
●	Lease liabilities - increase by $1,522

(Loss) income per share for the three and twelve months to December 31, 2019 was not affected as a result of the adoption of IFRS 16.

(ii) Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
●	reliance on previous assessments on whether leases are onerous
●	the exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application; and
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(iii) The Company’s leasing activities and how these are accounted for

The Company leases various office and lab premises (building), cars and equipment. The building lease was originally for 10 years with one five-year extension, such extension is ending on April 30, 2021. Car lease contracts are typically made for fixed periods of three to four years while the equipment lease is for five years ending April 30, 2020. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. and the lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to statement of comprehensive (loss) income on a straight-line basis over the period of the lease.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(iv) Adjustments recognized on adoption of IFRS 16

Lease liabilities

The Company has operating leases for building, cars and equipment leases at its location in Frankfurt. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. Under IFRS 16, these liabilities were measured at the present value of the remaining lease payments excluding renewal options as they are not expected to be exercised, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 were:

●	Building lease 5.5%
●	Vehicle leases ranging from 4.84% to 5.32%
●	Equipment leases 3.88%

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at January 1, 2019 was 5.45%.

2019

Operating lease commitments disclosed as at December 31, 2018 (revised)	1,669
Discounted using the lessee’s incremental borrowing rate of at the date of initial application:	(147)
Lease liability recognized as at January 1, 2019	1,522
Current lease liabilities	629
Non-current lease liabilities	893

During the year ended December 31, 2019
Interest paid as charged to comprehensive (loss) income as other finance income	66
Payment against lease liabilities	614
Foreign exchange	62

Lease liability recognized as at December 31, 2019	903
Current lease liabilities	648
Non-current lease liabilities	255

The Company’s lease liabilities come due, as at December 31, 2019, as follows:

$
Less than 1 year	648
1 - 3 years	253
4 - 5 years	2
More than 5 years	—
Total	903

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Right of use assets

The Company’s related right of use assets were measured at the amount equal to the lease liability at the date of initial application. Only the building right of use asset was further adjusted by the application of $663 in related onerous lease provision to the value at inception.

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2019	735	124	859
Additions	45	32	77
Disposals	(7)	(43)	(50)
Impact of foreign exchange rate changes	(16)	(7)	(23)
At December 31, 2019	757	106	863

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2019	—	—	—
Disposals	(2)	(12)	(14)
Depreciation	227	51	278
Impairment	22	—	22
Impact of foreign exchange rate changes	(5)	—	(5)
At December 31, 2019	242	39	281

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At December 31, 2019	515	67	582

During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there were delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $337 in the statement of comprehensive (loss) income during the first quarter of 2019. In light of the June 2019 restructuring of the German operations (note 16), management recognized an additional impairment of $64 as office and lab space was expected to become vacant or underutilized. During the third quarter of 2019, a new sub-lessee signed a 6-month lease for certain lab and office space; management reversed the impairment of its building right of use asset by $125. During the fourth quarter of 2019, an existing sub-lease agreement was renewed, and the amount of rented space was expanded; management then reversed the impairment of its building right of use asset by $254.

The Company had $31 in short term lease payments which were not capitalized.

(b) IFRIC 23, “Uncertainty over Income Tax Treatment” (“IFRIC 23”)

In June 2017, IFRIC 23, was issued and it provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The adoption of this interpretation did not have a significant impact on the Company’s consolidated financial statements.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(c) Amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards issued but not yet adopted

(d) IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective annual reporting periods beginning on or after January 1, 2020. The Company is currently evaluating the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

(e) Conceptual Framework for Financial Reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2020. The Company is currently evaluating the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

6	Licensing arrangements

(a)	Macrilen™ License Agreement

On January 16, 2018, the Company, through AEZS Germany, entered into License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for a Supply Arrangement. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2019, the Supply Arrangement was concluded and Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

(i) Adult Indication

Under the terms of the License Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75,000 and an 18% royalty on annual net sales above $75,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4,000 to $100,000 upon the achievement of commercial milestones going from $25,000 annual net sales up to $500,000 annual net sales.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

In January 2018, the Company received a cash payment of $24,000 from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S.

Royalty income earned under the License Agreement for the year ended December 31, 2019 was $45 (2018- $184).

(ii) Pediatric Indication

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000. This amount will be recognized once it is probable that it will be received.

Transaction price

Analysis of the total discounted cash flows of both the $24,000 payment and the $5,000 payment upon FDA approval of the Pediatric Instance demonstrates that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company has allocated the transaction price to the performance obligations resulting in $23.600 being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statements of comprehensive (loss) income effective January 2018, and $400 being allocated to the right to a future Pediatric Indication, which is recognized as deferred revenue on the consolidated statements of financial position and amortized monthly beginning January 2018, over a period of 5.4 years, into the consolidated statements of comprehensive (loss) income.

(iii) PIP Study

During 2019, the Company invoiced its licensee $979 (2018 – $358) as its share of the costs incurred by the Company under the PIP. The Company considers the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred during the period. This amount is presented in the consolidated statement of financial position as trade and other receivables and has been fully collected.

(iv) Supply Chain Arrangement

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers. In November 2019, Novo contracted with AEZS Germany, to provide supply chain services including provision of supervision of stability studies (support services) as well as API batch production and delivery of certain API and semi-finished goods. The Company has determined the stand-alone selling price of the support services and API batch production and delivery to be their respective cost, as those approximate the amount at which Novo would be able to procure those same goods and services with other suppliers.

For all supply arrangement activities, either under the Interim Supply Agreement or the Supply Agreement with Novo, in 2019, the Company invoiced $1,159 (2018 – $2,167) and has received payment in full for these invoices. These items are presented in the consolidated statements of comprehensive (loss) income as product sales; supply chain, sales commissions and other revenue and as cost of sales when the performance obligations have been met and deferred revenue on the consolidated statements of financial position when payments have been received in advance of revenue recognition.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	Zoptrex™ License Agreement

On December 1, 2014, the Company entered into an exclusive master collaboration agreement, a technology transfer and technical assistance agreement (“TTA”) and a license agreement with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”) for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People’s Republic of China, including Hong Kong and Macau. Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment of $1,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. At December 31, 2017, the Company had deferred revenues net of amortization of $541 relating to non-refundable upfront payments and, due to events that occurred in 2017, the Company does not anticipate development of Zoptrex™ under the licensing agreements. In the first quarter of 2018, the Company recognized this amount as revenue.

7	Cash and cash equivalents

	December 31,
	2019	2018
	$	$
Cash on hand and balances with banks	4,801	3,501
Interest-bearing deposits with maturities of three months or less	3,037	11,011
	7,838	14,512

8	Trade and other receivables

	December 31,
	2019	2018
	$	$
Trade accounts receivable (net of expected credit losses of $55 (2018 - $55))	210	142
Value added tax	254	49
Other receivables	194	103
	658	294

See note 24 - Financial instruments and financial risk management for discussion of credit losses.

9	Inventory

	December 31,
	2019	2018
	$	$
Raw Materials	204	—
Work in process	999	240
	1,203	240

The Company recognized $101 of inventory costs and $106 as impairment in drug product for the European market as cost of sales in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2019 (2018 - $2,087 and $nil and 2017 - $nil and $nil).

10	Prepaid expenses and other current assets

	December 31,
	2019	2018
	$	$
Prepaid insurance	791	832
Prepaid inventory	175	175
Other	245	203
	1,211	1,210

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

During 2019, the Company evaluated the recoverability of $169 paid in a prior year to the Company’s change partner for the serialization of Macrilen™ (macimorelin) sachet and packaging subject to a repayment arrangement. As the timing and amount of such partner’s future ability to repay could not be reasonably estimated, the full amount was written off and the Company expects to recognize any associated revenues in the period in which cash, if any, is received.

11	Restricted cash equivalents

The Company had restricted cash equivalents amounting to $364 at December 31, 2019 (2018 - $418). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

12	Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2018	2,268	19	790	42	3,119
Additions	1	—	8	—	9
Disposals / Retirements	(758)	—	(137)	—	(895)
Reclassifications	11	(11)	—	—	—
Impact of foreign exchange rate changes	(64)	(1)	(24)	(2)	(91)
At December 31, 2018	1,458	7	637	40	2,142
Disposals / Retirements	(1,019)	—	(311)	(5)	(1,335)
Impact of foreign exchange rate changes	(17)	—	(12)	(1)	(30)
At December 31, 2019	422	7	314	34	777

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2018	2,210	4	769	35	3,018
Disposals / Retirements	(752)	—	(137)	—	(889)
Depreciation expense	19	1	14	1	35
Impact of foreign exchange rate changes	(63)	—	(22)	(2)	(87)
At December 31, 2018	1,414	5	624	34	2,077
Disposals / Retirements	(1,009)	—	(311)	(5)	(1,325)
Depreciation expense	9	2	6	—	17
Impact of foreign exchange rate changes	(14)	—	(12)	(1)	(27)
At December 31, 2019	400	7	307	28	742

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2018	44	2	13	6	65
At December 31, 2019	22	—	7	6	35

Depreciation of $17 ($35 in 2018 and $100 in 2017) is presented in the consolidated statement of comprehensive (loss) income as follows: $10 ($20 in 2018 and $69 in 2017) in R&D costs, $7 ($10 in 2018 and $10 in 2017) in general and administrative (“G&A”) expenses and $nil ($5 in 2018 and $21 in 2017) in selling expenses. During 2019, the Company recognized net loss on disposal of $5 (2018 - $nil and 2017 - $nil) in the consolidated statement of comprehensive (loss) income.

13	Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks with such assets expected to be fully amortized by 2021. Changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2019			Year ended December 31, 2018
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	32,643	(32,581)	62	34,246	(34,156)	90
Additions	—	—	—	—	—	—
Retirement	(466)	466	—	—	—	—
Recurring amortization expense	—	(20)	(20)	—	(23)	(23)
Impact of foreign exchange rate changes	(755)	753	(2)	(1,603)	1,598	(5)
Balances – End of the year	31,422	(31,382)	40	32,643	(32,581)	62

During 2019, the Company recognized a retirement of $466 on expired patents and trademarks (2018 - $nil).

14	Goodwill

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2018	8,613	—	8,613
Impact of foreign exchange rate changes	(403)	—	(403)
At December 31, 2018	8,210	—	8,210
Impact of foreign exchange rate changes	(160)	—	(160)
At December 31, 2019	8,050	—	8,050

Management’s evaluation of impairment in goodwill is based on fair value less costs of disposal based on the Company’s market capitalization at December 31, 2019, its issued and outstanding common shares less estimated cost of disposal of approximately $1,100. In the prior year the Company’s methodology incorporated estimates of its licensee’s projected sales of Macrilen™ (both units and selling price), annual revenue growth rate, growth in operating expenses, the effect of future costs of the PIP and discount rate for generating the Company’s net present value. There was no impairment assessed at December 31, 2019.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

15	Payables and accrued liabilities

	December 31,
	2019	2018
	$	$
Trade accounts payable	1,087	1,282
Accrued research and development costs	—	26
Salaries, employment taxes and benefits	64	183
Financing of insurance premiums	4	738
PIP study payables	118	—
Accrued severance	427	148
Other accrued liabilities	448	414
	2,148	2,791

16	Provision for restructuring and other costs

In the third quarter of 2017, AEZS Germany and its Works Council approved a restructuring program (the “2017 German Restructuring”), which was rolled out as a part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the commercialization of Macrilen™ (macimorelin). On June 6, 2019, the Company announced that it was further reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affects 8 employees and was completed on January 31, 2020.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Other provision	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	German Restructuring: severance	Total
		$	$	$	$
January 1, 2018	9	473	1,208	1,807	3,497
Provision recognized	—	317	—	—	317
Utilization of provision	(9)	(222)	(467)	(1,202)	(1,900)
Change in the provision	—	—	(21)	(432)	(453)
Unwinding of discount and impact of foreign exchange rate changes	—	(21)	(57)	(85)	(163)
December 31, 2018	—	547	663	88	1,298
Adoption of IFRS 16 (note 5a)	—	—	(663)	—	(663)
Provision recognized	—	—	—	507	507
Utilization of provision	—	(137)	—	(252)	(389)
Change in the provision	—	4	—	—	4
Unwinding of discount and impact of foreign exchange rate changes	—	(18)	—	(13)	(31)
December 31, 2019	—	396	—	330	726
Less: current portion	—	(88)	—	(330)	(418)
Non-current portion	—	308	—	—	308

17	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Balance – Beginning of the year	3,634	3,897	6,854
Share purchase warrants issued during the year (note 19)	3,457	—	—
Share purchase warrants exercised during the year	(318)	—	(735)
Change in fair value of share purchase warrants	(4,518)	(263)	(2,222)
Balance - End of the year	2,255	3,634	3,897
Less: current portion	(6)	—	—
Non-current portion	2,249	3,634	3,897

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Years ended December 31,
	2019		2018		2017
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number		Weighted average exercise price ($)
Balance – Beginning of the year	3,391,844	6.23	3,417,840	7.59	3,779,245		9.66
Issued (note 19)	3,325,000	1.65	—	—	—		—
Exercised	(87,700)	1.07	—	—	(331,730	)*	1.07
Expired (note 19)	—	—	(25,996)	185.00	(29,675)		345.00
Balance – End of the year	6,629,144	4.00	3,391,844	6.23	3,417,840		7.59

* portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.

The warrants issued in March 2015 expired unexercised on March 10, 2020.See note 29, for warrants issued after December 31, 2019.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2019.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
March 2015 Series A Warrants (e)	28,144	0.91	1.07	1.58%	53.18%	0.19	0.00%
December 2015 Warrants	2,331,000	0.91	7.10	1.58%	78.30%	0.96	0.00%
November 2016 Warrants (f)	945,000	0.91	4.70	1.58%	75.89%	0.33	0.00%
September 2019 Warrants (g)	3,325,000	0.91	1.65	1.67%	117.60%	4.73	0.00%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(e)	For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (note 19).
(f)	For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10 call option, which was also calculated using the Black-Scholes pricing model. (note 19).
(g)	For the September 2019 Warrants, the Company, used the Black-Scholes pricing model to fair value the warrants and allocated the gross proceeds. The remaining gross proceeds were allocated to share capital (note 19)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

18	Employee future benefits

AEZS Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

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

The change in the Company’s accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Balances – Beginning of the year	13,100	14,145	13,197	105	84	217
Current service cost	41	66	107	8	6	14
Interest cost	239	224	237	2	1	3
Actuarial loss (gain) arising from changes in financial assumptions	1,068	(193)	(694)	(28)	19	(115)
Benefits paid	(483)	(492)	(485)	—	(2)	(66)
Impact of foreign exchange rate changes	(261)	(650)	1,783	(3)	(3)	31
Balances – End of the year	13,704	13,100	14,145	84	105	84
Amounts recognized:
In net loss	(280)	(290)	(344)	18	(26)	98
In other comprehensive (loss) income	(807)	843	(1,089)	(3)	3	(31)

The cumulative amount of actuarial net losses recognized in other comprehensive (loss) income as at December 31, 2019 is $5,143 ($4,084 as at December 31, 2018 and $4,277 as at December 31, 2017).

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2019	2018	2017	2019	2018	2017
	%	%	%	%	%	%
Discount rate	1.10	1.90	1.70	1.90	1.90	1.70
Pension benefits increase	1.50	1.80	1.80	1.50	1.80	1.80
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Throughout 2019, management has reduced the discount rate assumption on a quarterly basis from 1.9% at December 31, 2018 to 1.1% as at December 31, 2019.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2019	2018	2017
Retiring at the end of the reporting period:
Male	20	20	20
Female	24	24	24
Retiring 20 years after the end of the reporting period:
Male	28	28	22
Female	31	31	26

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2019. The next actuarial reports are planned for December 31, 2020.

In accordance with the assumptions used as at December 31, 2019, undiscounted defined pension benefits expected to be paid, in Euro, are as follows:

$
2020	456
2021	459
2022	462
2023	469
2024	478
Thereafter	12,583
14,907

The weighted average duration of the defined benefit obligation is 15.6 years.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $54 for the year ended December 31, 2019 (2018 - $75 and 2017 - $119).

If variations in the following assumptions had occurred during 2018, the impact on the Company’s pension benefit obligation of $13,704 as at December 31, 2019 would have been as follows:

Assumption	Increase	Decrease

Change interest rate by 0.25%	(506)	538
Change salary rate by 0.25%	17	(17)
Change pension by 0.25%	391	(374)
Change mortality by 1 year	519	(518)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

19 Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $795) of its common shares in a registered direct offering and warrants with a cashless exercise feature (see note 17) to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value (note 17) and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $314 with 191,650 common shares issued. In September 2019, 53,000 deferred share units were exercised with 37,100 common shares being issued.

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

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

April 2017 ATM Program

On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the SEC a prospectus supplement (the “April 2017 ATM Prospectus Supplement” or “April 2017 ATM Program”) related to sales and distributions of up to a maximum of 2.24 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company’s Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allowed the Company to offer up to $50 million of common shares and is effective for a three-year period.

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ (deficiency) equity and as general and administrative expenses in its consolidated statements of comprehensive (loss) income.

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

During 2019 and 2018, the Company granted Deferred Share Units (“DSU”) and stock options under the LTIP, and stock options under the Stock Option Plan in 2017, as follows:

	Years ended December 31,
	2019		2018		2017
US dollar-denominated grants	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	888,816	3.66	712,415	4.66	966,539	7.23
Granted	335,000	2.00	426,000	1.74	390,000	2.05
Exercised	(163,850)	2.42	—	—	—	—
Canceled/Forfeited	(6,000)	13.39	(249,599)	3.23	(643,271)	6.02
Expired	(100,850)	2.24	—	—	(853)	704.88
Balance – End of period	953,116	3.38	888,816	3.66	712,415	4.66

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2019		2018		2017
Canadian dollar-denominated stock options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	869	743.56	1,503	605.84	1,858	820.27
Forfeited	—	—	(104)	668.65	—	—
Expired	(428)	570.00	(530)	367.70	(355)	1,728.15
Balance – End of the year	441	912.00	869	743.56	1,503	605.84

	Options outstanding			Options exercisable
Range of US dollar-denominated options exercise price	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
0.87 to 1.45	160,000	7.57	0.91	—	—	—
1.46 to 1.79	142,000	7.26	1.67	108,667	7.88	1.74
1.80 to 2.11	370,000	5.67	2.07	213,334	5.23	2.06
2.12 to 3.50	253,948	7.03	3.18	228,948	6.74	3.30
3.51 to 1,044.00	27,168	2.79	46.56	27,168	2.79	46.56
	953,116	6.50	3.38	578,117	6.21	4.58

	Canadian dollar options outstanding and exercisable as at December 31, 2019
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
0 to 912.00	441	0.87	912.00
	441	0.87	912.00

As at December 31, 2019, the total compensation cost related to unvested US dollar stock options not yet recognized amounted to $101 (2018 - $198). This amount is expected to be recognized over a weighted average period of 1.21 years (2018 - 1.15 years).

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

		Years ended December 31,
		2019	2018
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	110.02%	129.23%
Risk-free annual interest rate	(c)	1.86%	2.51%
Expected life (years)	(d)	5.94	3.6
Weighted average share price		$2.00	$1.74
Weighted average exercise price		$2.00	$1.74
Weighted average grant date fair value		$1.73	$1.39

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

20 Operating expenses

The nature of the Company’s operating expenses from continuing operations include the following:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	1,705	2,388	2,081
Consultants fees	194	62	—
Termination benefits	503	356	—
Post-employment benefits	257	147	59
Share-based compensation costs	784	462	87
	3,443	3,415	2,227
Other employees compensation:
Salaries and short-term employee benefits	1,257	1,325	3,584
Termination benefits	—	—	1,806
Post-employment benefits	78	275	441
Share-based compensation costs	9	108	95
	1,344	1,708	5,926
Cost of inventory used and services provided	309	2,104	—
Write down of inventory	101	—	—
Professional fees	2,599	6,421	7,153
Insurance	890	1,303	949
Third-party R&D	322	498	3,758
Consulting fees	144	—	—
Restructuring costs	507	—	—
Contracted sales force	—	256	22
Travel	154	256	831
Marketing services	18	176	698
Laboratory supplies	23	139	2
Other goods and services	137	342	162
Leasing costs, net of sublease receipts of $214 in 2019, $121 in 2018(2) and $359 in 2017(2)	247	344	2,247
Impairment of prepaid asset	169	—	—
Depreciation and amortization of property, equipment and intangibles	37	60	138
Depreciation - right to use assets	278	—	—
Impairment losses	22	—	(44)
Operating foreign exchange losses (gains)	30	17	(72)
	5,987	9,812	15,844
	10,774	17,039	23,997

(1) Key management includes the Company’s executive management team and directors.

(2) Leasing costs also include changes in the onerous lease provision in 2018 and 2017 (note 16) other than those costs attributable to the unwinding of the discount.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

21 Supplemental disclosure of cash flow information

	Years ended December 31,
	2019	2018	2017
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(371)	(95)	158
Inventory	(971)	314	—
Prepaid expenses and other current assets	(170)	448	(343)
Other non-current assets	—	150	39
Payables and accrued liabilities	(615)	(586)	(1,080)
Taxes payable	(188)	1,669	—
Deferred revenues	743	400	—
Provision for restructuring and other costs (note 16)	(389)	(1,957)	(435)
Employee future benefits (note 18)	(483)	(494)	(551)
	(2,444)	(151)	(2,212)

22 Income taxes

Significant components of current and deferred income tax recovery (expense) are as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Current income tax recovery (expense)	—	—	—
Deferred tax:
Origination and reversal of temporary differences	2,943	(4,003)	6,395
Adjustments in respect of prior years	-	742	(149)
Change in unrecognized tax assets	(2,755)	(2,191)	(2,767)
Total income tax recovery (expense)	188	(5,452)	3,479

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2019	2018	2017
Combined Canadian federal and provincial statutory income tax rate	26.5%	26.8%	26.9%

	Years ended December 31,
	2019	2018	2017
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	1,615	(2,574)	5,434
Change in unrecognized tax assets	(3,160)	(1,963)	(2,701)
Change in unrecognized tax assets related to OCI	340	(188)	(228)
Share issuance costs	65	(40)	164
Permanent difference attributable to the use of local currency for tax reporting	35	792	(71)
Change in enacted rates used	(27)	(58)	(358)
Permanent difference attributable to net change in fair value of warrant liability	1,197	70	595
Share-based compensation costs	(210)	(152)	(49)
Difference in statutory income tax rate of foreign subsidiaries	321	(917)	768
Adjustments in respect of prior years	—	(372)	(149)
Other	12	(50)	74
	188	(5,452)	3,479

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.

(Loss) income before income taxes

(Loss) income before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Germany	(6,010)	16,297	(13,950)
Canada	812	(5,504)	(5,592)
United States	(1,032)	(1,154)	(733)
	(6,230)	9,639	(20,275)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
	$	$
Deferred tax assets
Current:
Operating losses carried forward	—	—
Non-current:
Operating losses carried forward	691	764
Intangible assets	2,639	3,646
	3,330	4,410
Deferred tax liabilities
Current:
Deferred revenues	—	38
Restricted cash	52	153
Payables and accrued liabilities	—	95
	52	286
Non-current:
Property, plant and equipment	184	3
Deferred revenues	3,047	4,074
Other	47	47
	3,278	4,124
	3,330	4,410
Deferred tax assets (liabilities), net	—	—

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2019	2018
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	550	649
	550	649
Non-current:
Deferred revenues	—	—
Operating losses carried forward	83,699	81,731
SR&ED Pool	9,138	9,148
Unused tax credits	5,149	5,894
Employee future benefits	2,303	2,048
Property, plant and equipment	480	448
Share issuance expenses	342	467
Other	272	241
	101,383	99,977
Unrecognized deferred tax assets	101,933	100,626

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

As at December 31, 2019, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	8,008	6,622
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,501
	69,191	67,790

The Company has non-refundable R&D investment tax credits of approximately $7,005 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2019 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the U.S. The federal tax losses amount to approximately $200,707 in Germany (EUR 178,883) for which there is no expiry date, and to $4,044 in the U.S., which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,224
2039	771
4,044

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

23 Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ (deficiency) equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.

Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 19 - share and other capital.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

24 Financial instruments and financial risk management

Financial assets (liabilities) as at December 31, 2019 and December 31, 2018 are presented below.

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	7,838	—	—	7,838
Trade and other receivables (note 8)	404	—	—	404
Restricted cash equivalents (note 11)	364	—	—	364
Payables and accrued liabilities (note 15)	—	—	2,148	2,148
Lease liability (note 5)	—	—	903	903
Warrant liability (note 17)	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	14,512	—	—	14,512
Trade and other receivables (note 8)	245	—	—	245
Restricted cash equivalents (note 11)	418	—	—	418
Payables and accrued liabilities (note 15)	—	—	2,791	2,791
Warrant liability (note 17)	—	3,634	—	3,634
	15,175	3,634	2,791	8,750

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

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

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

As at December 31, 2019, trade accounts receivable for an amount of approximately $265 were with four counterparties of which $55 was past due and impaired and fully provided for (2018 - $197 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as at December 31, 2019, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macimorelin). The licensee has paid all amounts owing within 90 days of invoicing.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 1. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 5.

(c) Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation as further described in note 17 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $0.77 to $5.43 during the year ended December 31, 2019.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net loss related to the warrant liability held at December 31, 2019 would be $771 to $(806), respectively.

(d) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2019, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net loss for the year ended December 31, 2019 would have been lower or higher by approximately $841 (net income for 2018 - $1,134).

25 Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Geographical information

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Ireland	74	24,910	—
United States	—	1,416	452
China	—	275	262
Denmark	413	—	—
British Virgin Islands	—	280	206
Other	45	—	3
	532	26,881	923

Revenues have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees.

Non-current assets include restricted cash equivalents, right of use assets, property, plant and equipment, identifiable intangible assets and goodwill and are detailed by geographical area as follows:

	December 31,
	2019	2017
	$	$
Germany	8,969	8,599
United States	101	153
Canada	1	3
	9,071	8,755

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Company 1	74	26,127	—
Company 2	458	—	—
Company 3	—	275	262
Company 4	—	—	323
Company 5	—	—	129
Company 6	—	280	206

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

26 Net (loss) income per share

The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Years ended December 31,
	2019	2018	2017
	$	$	$
Net (loss) income	(6,042)	4,187	(16,796)
Basic weighted average number of shares outstanding	17,494,472	16,440,760	14,958,704
Diluted weighted average number of shares outstanding	17,494,472	17,034,812	14,958,704
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	953,557	889,685	713,918
Share purchase warrants	6,629,144	3,391,844	3,417,840

Net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, DSUs and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

27 Commitments and contingencies

Service and manufacturing
$
Less than 1 year	1,600
1 - 3 years	11
4 - 5 years	5
More than 5 years	5
Total	1,621

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017
(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Previously settled lawsuits

On December 21, 2018, the Company settled a dispute with its former President and Chief Executive Officer and with its former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary with the Company agreeing to make a payment in the amount of $775.

On November 5, 2018, the Company settled a dispute with Cogas Consulting, LLC with the Company agreeing to make a payment of $625.

28 Reclassifications on comparative figures

To consolidate the presentation of similar items, during 2019, the Company reclassified certain of its prior year comparative balance sheet items as follows:

Payables and accrued liabilities and current portion of deferred revenues

The $175 in payables and accrued liabilities has been reclassified to deferred revenue to be recognized on the sale of inventory to our licensee in 2020.

29 Subsequent events

(a)	On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The gross proceeds of the offering were $4,500. The net cash proceeds to the Company from the offering totaled approximately $3,920. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance.

(b)

Subsequent to year end, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.  The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets that we serve, our operations and the market price of our Common Shares.The Company’s impairment test for various assets including goodwill and intangibles is based on fair value models which are based on cash flows from operations or other market dependent models. Accordingly, as required by IFRS we have not reflected these subsequent conditions in the recoverable value of the  estimate of these assets at December 31, 2019.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers.

Item 19. Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
4.1	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3	License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)
4.4	Employment Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
4.5	Change of Control Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
4.6	Independent Contractor Agreement dated September 18, 2018 between Leslie Auld and the Registrant (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2018 filed with the Commission on April 1, 2019)
4.7	Master Collaboration Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.8	License Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.9	Technology Transfer and Technical Assistance, Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.10	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on October 21, 2016)
4.11	Form of Warrant Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.12

Placement Agency Agreement between the Registrant and Maxim Group LLC, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)

4.13	Form of Securities Purchase Agreement by and between the Registrant and certain institutional investors, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.14	Form of Investor Warrant (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.15	Form of Securities Purchase Agreement by and between the Registrant and certain institutional investors, dated as of February 21, 2020 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.16	Engagement Agreement by and between the Registrant and H.C. Wainwright & Co., LLC, dated as of February 18, 2020 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
8.1	Subsidiaries of the Registrant

107

11.1	Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
11.2	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of the Independent Registered Public Accounting Firm

Exhibit Index

101. INS XBRL Instance Document

101. SCH XBRL Taxonomy Extension Schema

101. CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB XBRL Taxonomy Extension Schema Label Linkbase

101. PRE XBRL Taxonomy Extension Schema Presentation Linkbase

108

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AETERNA ZENTARIS INC.

/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

Date: March 30, 2020

109