Form 20-F/A
period 2019-12-31
Aeterna Zentaris Inc.
filed 2020-06-18
CIK 1113423

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

Commission file number 001-38064

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 19,994,510 Common Shares as at December 31, 2019.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No: ☒

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
Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Aeterna Zentaris Inc. for the year ended December 31, 2019 as filed with the Securities and Exchange Commission on March 31, 2020 (the “Original Form 20-F”) is being filed only for the purpose of filing Exhibit 2.2, which was inadvertently omitted from the Original Form 20-F.

Except as otherwise expressly noted herein, this Amendment No. 1 does not modify or update in any way the Original Form 20-F, nor does it reflect events occurring after the filing of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

Item 19. Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2*	Description of Securities
4.1	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3	License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)
4.4¥	Employment Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
4.5	Change of Control Agreement dated October 1, 2017 between Michael Ward and the Registrant (incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
4.6¥	Independent Contractor Agreement dated September 18, 2018 between Leslie Auld and the Registrant (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2018 filed with the Commission on April 1, 2019)
4.7	Master Collaboration Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.8	License Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.9	Technology Transfer and Technical Assistance, Agreement by and between Aeterna Zentaris GmbH, a subsidiary of the Registrant, and Sinopharm A-think Pharmaceuticals Co., Ltd, dated as of December 1, 2014 (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on December 11, 2014)
4.10¥	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on October 21, 2016)
4.11	Form of Warrant Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.12	Placement Agency Agreement between the Registrant and Maxim Group LLC, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.13	Form of Securities Purchase Agreement by and between the Registrant and certain institutional investors, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)

4.14	Form of Investor Warrant (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.15	Form of Securities Purchase Agreement by and between the Registrant and certain institutional investors, dated as of February 21, 2020 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.16	Engagement Agreement by and between the Registrant and H.C. Wainwright & Co., LLC, dated as of February 18, 2020 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
8.1	Subsidiaries of the Registrant +
11.1	Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
11.2	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002+
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002+
12.3*	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.4*	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +
15.1+	Consent of the Independent Registered Public Accounting Firm

+ Previously filed or furnished, as applicable, with the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2019 filed with the Commission on March 31, 2020

*Filed herewith.

¥ Indicates a management contract or compensatory plan or arrangement.

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

Date: June 18, 2020