Form 40-F/A
period 2020-12-31
Aeterna Zentaris Inc.
filed 2021-03-29
CIK 1113423

UNITED STATES

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

Emerging Growth Company [  ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

On March 25, 2021, Aeterna Zentaris Inc., (the “Company”) filed its annual report on Form 40-F for the fiscal year ended December 31, 2020 (the “Annual Report”). This Amendment No. 1 to the Annual Report is being filed for the purpose of: (a) filing revised audited consolidated financial statements of the Company, solely to correct inadvertent typographical errors in certain headings in the financial statements, as Exhibit 99.2; (b) filing a new consent from the Company’s independent registered public accounting firm as Exhibit 99.8; and (c) filing certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.4, 99.5, 99.6 and 99.7.

Other than as discussed above and expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed. Accordingly, this Amendment No. 1 should be read in conjunction with the Annual Report.

EXHIBIT INDEX

Exhibits	Description

99.1 *	Annual Information Form for the fiscal year ended December 31, 2020

99.2 **	Audited Consolidated Financial Statements as at December 31, 2020 and 2019 and the fiscal years then ended, and the Report of Independent Registered Public Accounting Firm

99.3 *	Management Discussion and Analysis of the Financial Situation and Operating Results for the fiscal years ended December 31, 2020 and 2019

99.4 **	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5 **	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6 **	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7 **	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8 **	Consent of PricewaterhouseCoopers LLP

101 **	Interactive Data File

* Previously Filed

** Filed Herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Aeterna Zentaris Inc.

March 26, 2021	By:	/s/ Klaus Paulini
	Name:	Klaus Paulini
	Title:	President and Chief Executive Officer