Form 20-F
period 2022-12-31
Aeterna Zentaris Inc.
filed 2023-03-23
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 4,855,876 Common Shares as at December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the “Company”, “Aeterna Zentaris”, “Aeterna”, “we”, “us”, “our” or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars and references to “EUR” and “€” are to euros, and references to “£” are to British Pounds. Unless otherwise indicated, all information contained in this Annual Report on Form 20-F are presented as of December 31, 2022.

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

Special Note on Forward-Looking Statements

This Annual Report on Form 20-F and the documents incorporated herein by reference contain “forward-looking statements” made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. All statements other than statements of historical facts included in or incorporated by reference into this Annual Report on Form 20-F, under the caption “Key Information—Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Our forward-looking statements may relate to the Company’s future outlook and anticipated events or results, and may include statements regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, plans and objectives of the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities of the Company are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” or the negative of these words or other words and terms of similar meaning.

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

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this Annual Report, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors” and those relating to: Aeterna’s expectations with respect to the DETECT-trial (including regarding the enrollment of subjects in the DETECT-trial, the application of the macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD as well as Parkinson’s disease, and developing a manufacturing process for selected candidates; Aeterna’s expectations regarding conducting assessments in relevant Parkinson’s disease models; The University of Queensland undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of ALS and Aeterna formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study of AEZS-150; and the impacts associated with the termination of the license agreement with Novo Nordisk Healthcare AG.

2

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in CGHD; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”).

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

Risks Relating to Us and Our Business

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	the delisting of our Common Shares from the NASDAQ or the TSX could impact their market price and liquidity;

●	we may be a passive foreign investment company, which could result in adverse tax consequences;

●	our net operating losses may be limited under U.S. tax laws;

●	our Rights Plan may prevent changes of control of the Company;

●	the economic effects of COVID-19 may impact the market price of our Common Shares;

●	investments in biopharmaceutical companies are generally considered to be speculative;

●	risks relating to the failure to commercialize or out-license Macrilen™ (macimorelin);

●	our revenues and expenses may fluctuate significantly and we may fail to meet financial expectations;

●	the failure to complete the clinical trial program for the pediatric indication of Macrilen™ (macimorelin) could impact our operations;

●	our dependence on strategic third party relationships regarding Macrilen™ (macimorelin);

●	we may be unsuccessful in completing further out-licensing arrangement for Macrilen™ (macimorelin);

●	we have initiated significant early-stage pre-clinical programs;

●	we may require significant additional financing, and we may not have access to sufficient capital;

●	we are and will be subject to ongoing government regulation for our products;

●	marketing approval for Macrilen™ (macimorelin) could be subject to restrictions or withdrawals;

●	healthcare reforms could hinder the commercial success of a product and affect our business;

●	we may be subject to civil or criminal penalties if we interact with healthcare practitioners in a way that violates healthcare fraud or abuse laws;

●	we may be unable to generate significant revenues if Macrilen™ (macimorelin) does not gain market acceptance;

●	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success;

●	we may not achieve our projected development goals in the time-frames we announce and expect;

●	if we fail to obtain acceptable prices or adequate reimbursement for Macrilen™ (macimorelin), our ability to generate revenues will be diminished;

●	competition in our targeted markets is intense, and development by other companies could render Macrilen™ (macimorelin), or any of our future products, non-competitive;

●	we may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property;

●	we may infringe the intellectual property rights of others;

●	patent litigation is costly and time consuming and may subject us to liabilities;

●	we may not obtain trademark registrations for our current or future products;

●	we rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily;

●	any difficulties or delays in our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects;

●	the FDA and other foreign equivalents may not accept data from clinical trials outside the United States, in which case our development plans will be delayed, which could materially harm our business;

●	in carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials;

●	the failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls;

●	we are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations;

●	we may be subject to litigation in the future;

●	we are subject to the risk of product liability claims for which we may not have adequate insurance coverage;

●	claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders;

●	it may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence;

●	we can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective;

●	we may have material weaknesses in our internal controls over financial reporting which could have a material adverse effect on the price of our Common Shares

●	we are subject to environmental laws and may be subject to environmental remediation obligations. The impact of these obligations may have a material adverse effect on our business;

●	we may incur losses associated with foreign currency fluctuations;

●	legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations;

●	data security breaches may disrupt our operations and adversely affect our operating results;

●	our share price is volatile, which may result from factors outside of our control;

●	we do not intend to pay dividends in the near future;

●	future issuances of securities and hedging activities may depress the trading price of our Common Shares;

●	in the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses;

●	our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company; and

●	our business could be negatively affected as a result of the actions of activist shareholders.

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

On July 28, 2021, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days, through January 24, 2022, and on January 26, 2022, we were granted a subsequent 180 calendar day extension, through July 26, 2022, to evidence compliance with the Bid Price Rule. In order to regain compliance with the Bid Price Rule, the Company implemented a reverse stock split (also known as a share consolidation) effective July 21, 2022 on the basis of one post-consolidation Common Share for every twenty-five pre-consolidation Common Shares. In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2022 taxable year and will not likely be a PFIC during our 2023 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2023 taxable year).

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

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), then such corporation’s use of such “pre-change” NOLs to offset income incurred following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders,” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its NOL carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such NOL carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOL carry forwards may vary from state to state. Due to previous ownership changes, or if we undergo an ownership change in connection with or after this offering, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes to our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Recent legislation added several limitations to the ability to claim deductions for NOLs in future years, particularly for tax years beginning after December 31, 2021, including a deduction limit equal to 80% of taxable income and a restriction on NOL carryback deductions. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

Public health crises such as pandemics, epidemics or similar outbreaks, including the novel strain of coronavirus known as “COVID-19”, could adversely impact our operations or the market price of our Common Shares. The extent to which COVID-19 impacts our operations or the market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S., Canada or Germany, including the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions to contain the virus or treat its impact, among others. COVID-19, however, has already resulted in significant volatility in the world and the national trading markets.

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

As noted above, on August 26, 2022, the Company announced that it will regain full rights to Macrilen™ in the U.S. and Canada, following Novo’s termination of the development and commercialization license agreement, which triggered a 270-day notice period. Although the Company is actively engaged in exploring all options for Macrilen™ in the U.S. and Canada, there can be no assurance that the Company will be able to enter into a similar agreement or any agreement with respect to the rights to Macrilen™ in the U.S. and Canada.

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

Currently, we are dependent on various partners to commercialize macimorelin in the U.K. and EU and the Republic of Korea. As set out above, the Company will regain full rights to Macrilen™ following the termination of the license agreement with Novo Nordisk. Most of our potential revenue consists of contingent payments, including milestones and royalties on the sale of Macrilen™ (macimorelin). The milestone and royalty revenue that we may receive under this collaboration will depend upon these parties’ ability to successfully introduce, market and sell Macrilen™ (macimorelin). If they do not devote sufficient time and resources to their respective collaboration arrangements with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially, adversely affected.

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

As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities for Macrilen™ (macimorelin) in addition to existing License Agreements and commercialization agreements signed with Novo Nordisk, Consilient Health, MegaPharm Ltd. and ER Kim Pharmaceuticals Bulgaria Eood and NK MEDITECH Ltd. If we elect to collaborate with third parties in respect of macimorelin, we may not be able to negotiate a collaborative arrangement for macimorelin on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize macimorelin, our business, financial condition and results of operations may be adversely affected.

We have initiated significant early-stage pre-clinical programs

Over the course of 2021, we in-licensed four new pre-clinical development programs related to potential therapeutics, all of which were added to our development pipeline based on their potential to represent significant individual market opportunities. These pre-clinical development programs are at an early stage of development and none of these potential products has obtained regulatory approval for commercial use and sale in any country and, as such, no revenues have resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Pre-clinical and clinical trial work must be completed before our potential products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products. The product candidates we are currently developing are not expected to be commercially viable for at least the next several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our potential products may not be effective or may cause undesirable side effects.

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

We may require significant additional capital to fund our commercialization efforts and may require additional capital to pursue planned clinical trials and regulatory approvals. Although we believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months, we do not anticipate generating significant revenues from operations in the near future. Moreover, we currently have no committed sources of capital.

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

The Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”) has had far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. The future of the ACA is, however, uncertain as there have been executive, judicial and congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court dismissed a challenge to the ACA on the grounds the plaintiffs did not have standing to attack as unconstitutional the ACA’s minimum essential coverage provision because they had not shown they had suffered damages from the defendants’ conduct in enforcing the ACA. It is unclear how other such litigation and the healthcare reform efforts of the Biden administration will impact the ACA and our business.

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

We are currently focusing our efforts on Macrilen™ (macimorelin) for specific indications and for our four pre-clinical programs. As a result, we may forego or delay pursuit of opportunities for other potential indications for Macrilen™ (macimorelin), which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications for Macrilen™ (macimorelin) require substantial technical, financial and human resources. These activities – if pursued – may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

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

Further, conducting clinical trials in foreign countries, as in our ongoing DETECT-trial, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries. For example, in 2022 our DETECT-trial activities in both Russia and Ukraine were halted due to the Russian invasion of Ukraine, which represented approximately 25 of the planned total patients in the trial, resulting in a delay in the expected completion of the trial. To replace these countries and ensure the timely completion of the DETECT-trial, the Company engaged a second CRO to establish testing sites in four new countries (Armenia, Slovakia, Greece, and Turkey). Clinical trial applications are ongoing, however, Russia’s invasion of Ukraine has impacted our ability to conduct certain trials in the region and caused delays in the trial to date. This could hinder the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business.

We are conducting our DETECT-trial of macimorelin globally and may conduct future clinical trials outside the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

In particular, we have engaged two CRO’s to conduct our DETECT-trial outside of the United States, including in Russia and Ukraine. As a result of Russia’s invasion of Ukraine in February 2022, clinical trial sites in Ukraine and the surrounding region were halted. Furthermore, the United States and its European allies have imposed significant new sanctions against Russia, including regional embargoes, full blocking sanctions, and other restrictions targeting major Russian financial institutions. Our ability to conduct clinical trials in Russia, parts of Ukraine and elsewhere in the region were restricted under applicable sanctions laws, which required us to identify alternative trial sites, which increased our development costs and delayed the clinical development of our product candidates. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

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

We may have material weaknesses in our internal controls over financial reporting which could have a material adverse effect on the price of our Common Shares

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

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

Between January 1, 2022 and December 31, 2022, the closing price of our Common Shares ranged from $3.02 to $10.50 per share on the NASDAQ and from C$4.05 to C$12.75 per share on the TSX. As of March 22, 2023, the price of our Common Shares on the NASDAQ was $2.60 and C$3.65 on the TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

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

In 2022, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2022, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2023 or in future financial years.

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

In May 2004, we changed our name to Aeterna Zentaris Inc.. On July 15, 2022, we completed a 25-for-1 Share Consolidation (reverse stock split) and previously, on November 17, 2015, we completed 100-to-1 Share Consolidation (reverse stock split). Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015.

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

Recent Developments

Please see “Item 4.B. – Business Overview” (below) for a complete description of the recent events and developments relevant to the Company.

B.	Business overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through the license agreement and the amended license agreement (collectively the “Novo Amendment”) with Novo, who was granted an exclusive license for the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) for the diagnosis of adult and pediatric growth hormone deficiency in the U.S. and Canada, as discussed further below. On August 26, 2022, the Company announced that Novo had exercised its right to terminate the Novo Amendment. Following a 270-day notice period, Aeterna will regain full rights to Macrilen™ in the U.S. and Canada on May 23, 2023.

With respect to other global markets, we entered into an exclusive licensing agreement with Consilient Health Limited (“Consilient Health” or “CH”) for the commercialization of macimorelin in the European Economic Area and the United Kingdom. Commercialization in European countries began in Q2, 2022. On March 15, 2023, with the Company’s consent, Consilient Health entered into an assignment agreement to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Atnahs Pharma UK Limited (“Pharmanovia”) and the Company and Pharmanovia entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to Pharmanovia. We have entered into a commercialization and supply agreement with MegaPharm Ltd., which is seeking regulatory approval and plans to subsequently commercialize macimorelin in Israel and the Palestinian Authority. We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries. We also are leveraging the clinical success and compelling safety profile of macimorelin to develop the compound for the diagnosis of CGHD, an area of significant unmet need. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across a number of indications, with a focus on rare or orphan indications and with the potential for pediatric use. To date, we have signed agreements to establish this pipeline across a number of indications, including NMOSD, PD, primary hypoparathyroidism and ALS.

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

Macimorelin Development History

The following is a summary of the history of our development of Macrilen™ (macimorelin):

2017 – present

●	On January 4, 2017, we announced that, based on an analysis of top-line data, the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve one of its co-primary endpoints. Under the study protocol, the evaluation of AGHD with Macrilen™ (macimorelin) would be considered successful, if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.
●	On February 13, 2017, we announced that, after reviewing the raw data on which the top-line data were based, we had concluded that Macrilen™ (macimorelin) had demonstrated performance supportive of achieving FDA registration and that we intended to pursue registration. The announcement set forth the facts on which our conclusion was based. The Company met with the FDA at the end of March 2017 to discuss this position.
●	On March 7, 2017, we announced that the Pediatric Committee (“PDCO”) EMA agreed to the Company’s Pediatric Investigation Plan (“PIP”) for Macrilen™ (macimorelin) and agreed that the Company may defer conducting the PIP until after it files a Marketing Authorization Application (“MAA”) seeking marketing authorization for the use of Macrilen™ (macimorelin) for the evaluation of AGHD.
●	On July 18, 2017, we were provided a Prescription Drug User Fee Amendment date of December 30, 2017 by the FDA.
●	On November 27, 2017, the EMA accepted our MAA submission for Macrilen™ (macimorelin).
●	On December 20, 2017, the FDA approved the market authorization for Macrilen™ (macimorelin), to be used in the diagnosis of patients with AGHD.
●	On January 16, 2018, the Company, through AEZS Germany, entered into a License Agreement to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada as further described below.
●	In the August 2018, Volume 103, Issue 8 edition of The Journal of Clinical Endocrinology and Metabolism, the pivotal Phase 3 data from the Macrilen® (macimorelin) confirmatory trial was published by Jose M. Garcia, MD, PhD, et al., titled ‘Macimorelin as a Diagnostic Test for Adult GH Deficiency’.

●	On November 19, 2018, we announced the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA adopted a positive opinion recommending a marketing authorization for macimorelin.
●	On January 16, 2019, we announced that the EC granted marketing authorization for macimorelin.
●	On December 18, 2019, we announced that the American Association of Clinical Endocrinologists (“AACE”) and the American College of Endocrinology (“ACE”) published new “Guidelines for Management of Growth Hormone Deficiency in Adults and Patients Transitioning from Pediatric to Adult Care” (“Guidelines”). The AACE/ACE 2019 Guidelines identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available GHST.
●	On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (GHD) in children.
●	On April 6, 2020, we announced positive results for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of child-onset growth hormone deficiency (CGHD).
●	On April 7, 2020, we announced the decision of the European Medicines Agency (EMA) to accept a modification request by AEZS of the Company’s Pediatric Investigation Plan (PIP) for macimorelin.
●	On June 25, 2020, we announced that we had entered into an exclusive distribution and related quality agreement with MegaPharm Ltd. for the commercialization of Macrilen® in Israel and the Palestinian Authority.
●	On July 22, 2020, we filed two patent applications in connection with macimorelin. Both patent applications relate to the invention of macimorelin as a method to diagnose growth hormone deficiency in pediatric patients.
●	On November 16, 2020, we announced that, through a wholly-owned subsidiary, we had entered into an amendment of its existing license agreement with Novo Nordisk Biopharm Ltd. (NNBL) related to the development and commercialization of macimorelin. The amendment partly amend the original license agreement on specific terms and conditions to, among others (i) reflect the updated supply agreement, (ii) grant NNBL a joint ownership interest in patents rights, (iii) amend responsibility for the pediatric clinical trial, and (iv) make a payment to AEZS.
●	On December 7, 2020, we announced that we had entered into an exclusive licensing agreement with Consilient Health Ltd. for the commercialization in Europe and the United Kingdom of macimorelin.
●	On May 13, 2021, we announced the commencement of our pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the DETECT-trial) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD).
●	On January 31, 2022, our partner Er-Kim, a regional specialty pharmaceutical company, announced the signature of an exclusive agreement with Aeterna Zentaris for the distribution and sales of Macrilen® in eight countries, including Turkey, Serbia, and Albania.
●	On March 21, 2022, we provided an update for our ongoing pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the DETECT-trial) and noted that site activation and patient enrollment continued to be impacted by the COVID-19 pandemic. Additionally, clinical trial sites originally planned in the Ukraine and Russia were halted due to the Russian invasion.
●	On April 19, 2022, we announced that European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries.
●	On May 25, 2022, we announced that Ghryvelin™ (macimorelin) was now available to healthcare professionals across Europe (subject to reimbursement).
●	On August 29, 2022, Aeterna Zentaris announced that Novo Nordisk Healthcare AG had exercised its right to terminate the amended development and commercialization license agreement. Following Novo’s 270-day notice period, Aeterna will regain full U.S. and Canadian rights to the product.

Macrilen™ (macimorelin) Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety. Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric patients from 2 to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

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

In late 2020, we entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“DETECT-trial”), evaluating macimorelin for the diagnosis of CGHD. The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide, with at least 40 pre-pubertal and 40 pubertal subjects, and a minimum of 25 subjects expected to be enrolled in the U.S. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. In addition, under the Novo Amendment, Novo and Aeterna agreed that Novo will fund DETECT-trial costs up to $9.6 million (€9 million), which includes reimbursement of Aeterna’s relevant budgeted internal labor costs. Any additional external jointly approved DETECT-trial costs incurred over $9.6 million (€9 million) will be shared equally between Novo and Aeterna. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, (see: https://clinicaltrials.gov/ct2/show/NCT04786873), and on May 13, 2021, we announced the opening of the first clinical site in the U.S.

On January 26, 2022, the Company announced that it had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Our team has diligently worked to get more clinical sites up and running with the goal of building momentum and bringing this study across the finish line while navigating as best as possible through this challenge. We have engaged a contract research organization (“CRO”) to conduct the DETECT-trial in the United States and in various European countries, including Russia and Ukraine, where, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities were halted. Consequently, no patients have been enrolled in either of these countries’ clinical sites to date. Russia’s invasion of Ukraine has impacted our ability to conduct our trial in the region.

On August 26, 2022, the Company announced it will regain full rights to Macrilen™ for the U.S. and Canada territories, following Novo’s termination of the development and commercialization license agreement, which triggered a 270-day notice period. Novo will continue to fund DETECT-trial costs up to $9.6 million (€9 million), which includes reimbursement of Aeterna’s relevant budgeted internal labor costs. Any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) will be shared equally between Novo and Aeterna. The Company is actively engaged in exploring all options for Macrilen™.

On January 17, 2023, the company provided a business update, highlighting that bolstered enrollment was expected by the replacement of inactive countries/sites and engagement of an additional Clinical Research Organization (CRO). Currently, four new countries (Armenia, Slovakia, Greece, and Turkey) have ongoing DETECT clinical trial application activities, with clinical trial approvals assumed in the first half of 2023. Enrollment completion was announced to be expected by the end of 2023. Management’s current estimated impacts of delays and higher-than-expected costs related to Macrilen’s ™ pediatric clinical development due to both COVID-19 and the Russia invasion of Ukraine are discussed further below.

Macimorelin Pre-clinical Program: Ghrelin agonist in development for the treatment of amyotrophic lateral sclerosis (Lou Gehrig’s disease)

On January 13, 2021, we entered into a material transfer agreement with Queensland University to provide macimorelin for the conduct of preclinical and clinical studies evaluating macimorelin as a therapeutic for the treatment of ALS. ALS is a rare progressive neurological disease primarily affecting the neurons controlling voluntary movement, leading to the disability to control movements such as walking, talking, and chewing. Most people with ALS die from respiratory failure, usually between 3-5 years after diagnosis. Currently there is no cure for ALS and no effective treatment to halt or reverse the progression of the disease. Ghrelin is a hormone with wide-ranging biological actions, most known for stimulating growth hormone release, which is demonstrating emerging evidence as therapeutic for ALS. As a ghrelin agonist, macimorelin has the potential as a treatment for ALS, which is evaluated in this research collaboration.

The University of Queensland researchers have filed for supportive grants to conduct such clinical studies. In July 2022, the Company entered into a research and option to license agreement with UniQuest Pty Ltd., the commercialization company of The University of Queensland (UQ), Brisbane, Australia, to advance the development of macimorelin as a potential therapeutic for the treatment of ALS. The Company made substantial progress in the development of a suitable, alternative formulation for use in ALS and is continuing to evaluate AEZS-130 in transgenic mouse ALS models to demonstrate the therapeutic potential of macimorelin in this indication. Our next steps include completion of the ongoing toxicology and safety studies to support treatment over prolonged periods, and following potential achievement of proof-of-concept, scientific advice with regulatory authorities to discuss program development next steps.

Macimorelin Commercialization Program

Novo is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD and most recently in accordance with the Novo Amendment, pursuant to which the Company agreed to grant to Novo additional rights with respect to ownership of the Aeterna Patent Rights and Trademarks, as defined, and to amend certain responsibilities between Aeterna and Novo with respect to the ongoing development initiatives for the use of Macrilen™ as a diagnostic in the pediatric indication (the “Pediatric Indication”). Additionally, the Novo Amendment: reflected the existence of a supply agreement; established total consideration to be provided by Novo as reimbursements for costs incurred in connection with the development activities related to the Pediatric Indication; provided for a non-refundable upfront payment of $6.1 million (€5.0 million) to be made by Novo to the Company; and modified future payment obligations, including a reduction of royalty rates and a waiver by the Company with respect to the $5 million pediatric milestone from the original agreement with Novo.

As for the reduction in royalties, the Company agreed to reduce the Net Sales Royalties from 15% to 8.5% for annual net sales of Macrilen™ up to $40 million and to establish a royalty of 15% for annual net sales of Macrilen™ over $40 million.

Following the termination of the Novo Amendment, pursuant to the terms of the Novo Amendment, Novo is required to continue to fulfil its obligations during the 270-day notice period which ends on May 23, 2023. The Company plans to engage in efforts to explore all options for Macrilen™.

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH” or “Consilient”) for the commercialization of macimorelin in the European Economic Area and the United Kingdom. In December 2021, the Department of Health and Social Care in the United Kingdom approved a list price which triggered a $226 (€0.2 million) pricing milestone payment from CH to the Company. In Germany, a list price was approved on June 15, 2022 which triggered a second $226 (€0.2 million) pricing milestone payment from CH to the Company. We shipped initial batches of macimorelin (Ghryvelin®) to Consilient in the first quarter of 2022. Consilient launched the product meanwhile in the United Kingdom, Sweden, Denmark, Finland, Germany and Austria. More EU countries will follow pending re-imbursement negotiations. On April 19, 2022, we announced that European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin (Ghryvelin®; Macrilen™) for use to diagnose GHD in adults. On March 15, 2023, with the Company’s consent, Consilient Health entered into an assignment agreement to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Atnahs Pharma UK Limited (“Pharmanovia”). The Company also entered into an exclusive supply agreement with Pharmanovia, pursuant to which the Company agreed to provide the Licensed Product to Pharmanovia.

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel, which was approved in November 2022.

We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries.

Pipeline Expansion Opportunities

Delayed Clearance Parathyroid Hormone (“DC-PTH”) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

On March 11, 2021, the Company entered into an exclusive license agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to PTH fusion polypeptides covering the field of human use, which will initially be studied by Aeterna for the potential therapeutic treatment of chronic hypoparathyroidism (“HypoPT”). Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, Aeterna obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patent applications for all human uses for an up-front cash payment, and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna will be responsible for the further development, manufacturing, approval, and commercialization of the licensed products. Aeterna has also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

The researchers at the University of Sheffield have developed a method to increase the serum clearance time of peptides, which the Company is applying to the development of a treatment for HypoPT. HypoPT is an orphan disease where the PTH level is abnormally low or absent, with a prevalence per 100,000 of 37 in the U.S., 22 in Denmark, 9.4 in Norway, and 5.3 to 27 in Italy. Standard treatment is calcium and vitamin D supplementation. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed to provide a weekly treatment option of chronic hypoparathyroidism in adults. Recent progress includes the successful verification and reproduction of previous in-vivo data from the University of Sheffield, in a rat model of hypoparathyroidism, as well as ongoing development of the manufacturing process for AEZS-150 with the Company’s contract development and manufacturing organization, progressing toward establishment of a master cell bank for a cell line expressing AEZS-150 and a process suitable for larger scale GMP manufacturing. Our next steps include working with The University of Sheffield to conduct in depth characterization of development candidate (in-vitro and in-vivo); the establishment of a master cell bank for a cell line expressing AEZS-150, and formalizing the pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder and Parkinson’s disease

In January 2021, Aeterna entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, the Company has engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital in Boston as consultants for scientific support and advice in the field of inflammatory central nervous system “CNS” disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, the Company entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease. On May 12, 2022 the Company announced positive pre-clinical results in an innovative mouse model of Parkinson’s disease, where treatment with α-Synuclein specific AIM Biologicals showed a trend towards improved motoric function, as well as significant induction of regulatory T cells and rescue of substantia nigra neurons. The data were presented at IMMUNOLOGY2022™, the annual event of the American Association of Immunologists, held on May 6-10, 2022 in Portland, Oregon. On June 13, 2022 the Company announced that it achieved proof-of-concept for the treatment of NMOSD in both in-vitro and in mouse models. These findings were presented at the 13th International Congress on Autoimmunity on June 10-13, 2022 in Athens, Greece. In October 2022, the Company entered into a research and development agreement with Massachusetts General Hospital (MGH) in Boston and Dr. Michael Levy, to conduct pre-clinical ex-vivo and in-vivo studies in NMOSD.

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

NMOSD is an autoimmune disease targeting the protein aquaporin 4, primarily found in optic nerves and the spinal cord. The disease leading to blindness and paralysis has a prevalence of 0.7-10 in 100,000, more common in persons with Asian or African compared to European ancestors, and nine times more prevalent among women compared to men. NMOSD progresses in often life-threatening relapses, which are aggressively treated with high-dose steroids and plasmapheresis. Our pre-clinical plans include expanding the already available proof-of-concept data for the treatment of NMOSD in both in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate; and manufacturing process development for the selected candidate.

Parkinson’s disease is a neurological disease commonly associated with motoric problems with a slow and fast progression form. It is the second most common neurodegenerative disease affecting 10 million people worldwide. The hallmark of PD is the neuronal inclusion of mainly α-synuclein protein (αSyn) associated with the death of dopamine-producing cells. Dopaminergic medication is the mainstay treatment of PD symptoms, but currently there is no pharmacological therapy to prevent or delay disease progression leading to alternate treatments, such as deep brain stimulation with short electric bursts, being investigated for the treatment of symptoms. For the development of AIM Biologicals as potential PD therapeutics, Aeterna plans utilizes, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers. We are continuing in-vitro and in-vivo testing of antigen-specific AIM Biologics candidate molecules for the potential treatment of Parkinson’s disease.

Bacterial Vaccine Platform: Orally active, live-attenuated bacterial vaccine platform with potential application against viruses and bacteria, such as coronaviruses and chlamydia bacteria

The COVID-19 vaccine landscape has continued to evolve profoundly in the past two years. There are highly effective vaccines available, an increasing number of therapeutic options are meanwhile approved or in later stage development and less lethal virus variants are spreading, all of which increase the financial risk associated with any early stage COVID-19 vaccine program. In order to ensure we are prudent with the use of resources, given the early stage of the Company’s vaccine development programs and the changes in the global situation, Aeterna has decided that it will not pursue further development of the vaccine platform for either COVID-19 or Chlamydia (which was based on the same vaccine platform as used in the Company’s COVID-19 program). As a result, the Company has also elected to terminate its existing license agreements with the University of Wuerzburg for that vaccine platform technology.

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

Macrilen™ (macimorelin):

We hold the worldwide rights to macimorelin pursuant to an exclusive license agreement with the French Centre National de la Recherche Scientifique (CNRS), as licensor, and AEZS Germany, as licensee. The obligation to pay royalties on net sales to CNRS expired in 2022. Macrilen™ is the approved trademark for macimorelin as licensed under the License Agreement for commercialization in the U.S. and Canada.

The following patents and patent applications relate to macimorelin:

●	U.S. patent 8,192,719 covers a method of assessing pituitary-related GHD in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of GHD. This patent expires in October 2027.

●	European patent 1,984,744 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.
●	Japanese patent 4,852,728 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.
●	Based on the European patent 1,289,951 a request for supplementary protection certificate (SPC) of 5 years has been granted for Germany, United Kingdom, France, Italy, Spain, The Netherlands and Denmark.

An invention has been made by inventors of AEZS Germany to use a macimorelin containing composition for the assessment of GHD in adults.

●	A related U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017 and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.
●	The non-provisional U.S. application 15/993,507 was filed on May 30, 2018 drawing the priority of both provisional applications. The related U.S. patent 10,288,629 was granted on May 14, 2019, and will expire on May 30, 2038. A Patent Cooperation Treaty (“PCT”) PCT/EP/2018/085622 application was filed December 18, 2018 drawing the priority of both provisional U.S. applications. In addition to the method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing GHD using three post-administration samples. On February 24, 2022, following examination of European patent application 18827044.1, a European patent with the title “Method of assessing growth hormone deficiency comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples” has been granted. The patent will be published in European Patent Bulletin on March 23, 2022. The European patent covers the use of macimorelin according to the label approved by EC to diagnose GHD in adults. The European patent is in the validation process in 12 European countries. In 29 European countries the patent has been nationalized.

An invention has been made by inventors of AEZS Germany to use a macimorelin containing composition for the assessment of GHD in children. The invention is directed to a method comprises providing at least one blood sample, taken from a subject within a range from about 15 to about 100 minutes following an administration of a sufficient amount of macimorelin to induce growth hormone secretion, measuring the growth hormone level of each blood sample and compare the level with a single threshold value to carry out the diagnosis GHD. The method of the invention is a stand-alone test.

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

●	Delayed Clearance Parathyroid Hormone (DC-PTH) Fusion Polypeptide for the treatment of hypoparathyroidism in adults
●	A priority patent application with docket number GB 1706781.0 has been filed by our licensor The University of Sheffield on April 27, 2017. The patent application provides long-acting parathyroid hormone like fusion polypeptides comprising a receptor polypeptide and its use in the treatment of hypoparathyroidism and osteoporosis. An international PCT application named “Parathyroid Hormone Fusion Polypeptide” with docket number PCT/GB2018/051120 was filed April 27, 2018. A national U.S. application with docket number 16/608,611 has been filed on October 25, 2019 and was published as US 2020/0164033A1 on May 28, 2020. The related U.S. patent US 11,344,607 has been granted on May 31, 2022.

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics

●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 17172444.6 on May 23, 2017. The invention relates to targeted immunomodulatory effects of defined peptides in combination with proteins comprising one or more domains of a non-classical MHC class 1b molecules or in combination with molecules that interfere with the interaction of MHC class 1b molecules and their receptors. An international PCT application named “Combinations of MHC class 1b molecules and peptides for targeted therapeutic immunomodulation” with docket number PCT/EP2018/063100 has been filed on May 18, 2018. The application was published as WO 2018/215340 A1 on November 29, 2018. A national U.S. application with docket number 16/615,188 has been filed on November 20, 2019 and was published as US 2020/0157175A1 on May 21, 2020.
●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 22164161.6 on March 24, 2022. The patent application provides therapeutic proteins for MHC Ib-mediated aquaporin 4 (AQP4)-specific immunosuppression as a novel treatment for neuromyelitis optica spectrum disorder (NMOSD).
●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 22164123.6 on March 24, 2022. The invention relates to therapeutic uses of MHC class Ib molecules in combination with peptide antigens for the treatment of Parkinson’s disease.

C.	Organizational structure

Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2022 is depicted in the chart set forth under the caption “Item 4.A. History and development of the Company”.

D.	Property and equipment

Our registered address is located in Toronto, Canada. Our largest office is located in Frankfurt, Germany and we have an additional office in Summerville, South Carolina. We do not own any real property. Effective September 30, 2022, the Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2024.

The following table sets forth information with respect to our main facilities as at December 31, 2022.

Location	Use of space	Square Footage	Type of interest
315 Sigma Drive, Summerville SC 29486	Occupied for administration	168	Leasehold
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	7,319	Leasehold

We believe that our current facilities are adequate to meet our ongoing needs.

Item 4A	Unresolved Staff Comments

Not required.

Item 5.	Operating and Financial Review and Prospects

Key Developments

A.	Operating Results

Consolidated Statements of Financial Position Data

	As at December 31,
	2022	2021	2020
(in thousands)	$	$	$
Cash and cash equivalents	50,611	65,300	24,271
Trade and other receivables and other current assets	4,648	5,447	3,322
Inventory	229	73	21
Restricted cash equivalents	322	335	338
Property and equipment	216	192	179
Other non-current assets	—	8,755	8,874
Total assets	56,026	80,102	37,005
Payables and accrued liabilities and income taxes payable	3,936	2,787	2,322
Current portion of provisions	45	34	92
Current portion of deferred revenues	2,949	4,815	2,193
Lease liabilities	179	161	184
Non-financial non-current liabilities (1)	13,141	19,319	19,003
Total liabilities	20,250	27,116	23,794
Shareholders’ equity	35,776	52,986	13,211
Total liabilities and shareholders’ equity	56,026	80,102	37,005

(1) Comprised mainly of employee future benefits, deferred gain, non-current portion of deferred revenues and provisions.

Recent Accounting Pronouncements

IFRS Pronouncements issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in Note 24 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are included in Item 17 – “Financial Statements” in this Annual Report on Form 20-F.

Results of operations

Consolidated Statements of Loss and Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands)	2022	2021	2022	2021	2020
	$	$	$	$	$
Revenues	2,485	956	5,640	5,260	3,652
Operating expenses
Cost of sales	51	18	157	90	2,317
Research and development	4,425	1,863	12,506	6,574	1,506
Selling, general and administrative	2,012	2,206	8,230	7,267	5,893
Gain on modification of building lease	—	—	—	—	(219)
Impairment of intangible assets	584	—	584	—	—
Impairment of goodwill	7,642	—	7,642	—	—
(Reversal of) impairment of other assets	124	—	124	—	(139)
Total operating expenses	14,838	4,087	29,243	13,931	9,358
Loss from operations	(12,353)	(3,131)	(23,603)	(8,671)	(5,706)
Gains (loss) due to changes in foreign currency exchange rates	(98)	257	879	215	572
Change in fair value of warrant liability	—	—	—	—	1,147
Other finance costs	—	—	(3)	(21)	(736)
Net finance income (costs)	(98)	257	876	194	983
Loss before income taxes	(12,451)	(2,874)	(22,727)	(8,477)	(4,723)
Income tax (expense) recovery	—	(20)	—	109	(395)
Net loss	(12,451)	(2,894)	(22,727)	(8,368)	(5,118)
Basic and diluted loss per share	(2.56)	(0.63)	(4.68)	(1.82)	(3.11)

Revenues

We generate revenue from license and collaboration agreements with customers (license fees, milestone revenue, royalties), the provision of development services, the sale of certain active pharmaceutical ingredients (“API”), semi-finished goods and finished goods, and from certain supply chain activities, which are comprised largely of oversight or supervisory support services related to stability studies or development activities carried out with respect to API batch production as specified in underlying contracts with customers.

	Three months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Revenues
License fees	873	361	512	142%
Development services	1,526	528	998	189%
Royalty income	44	21	23	110%
Supply chain	42	46	(4)	-8%
Total revenues	2,485	956	1,529	160%

Our total revenue for the three-month period ended December 31, 2022 was $2.5 million as compared to $1.0 million for the same period in 2021, representing an increase of $1.5 million, primarily due to $0.5 million increase in License fees and $1.0 million increase in Development services with Novo.

	Twelve months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Revenues
License fees	1,704	1,670	34	2%
Development services	3,617	3,337	280	8%
Product sales	57	—	57	100%
Royalty income	101	68	33	49%
Supply chain	161	185	(24)	-13%
Total revenues	5,640	5,260	380	7%

Our total revenue for the twelve-month period ended December 31, 2022 was $5.6 million as compared to $5.3 million for the same period in 2021, representing an increase of $0.3 million, primarily due to $0.3 million increase in development services with Novo.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	QUARTER ENDED DECEMBER 31,
(in thousands)	2022	2021	CHANGE	CHANGE
	$	$	$	%
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	1,297	526	771	147%
AEZS-130 direct research and development expenses	1,004	143	861	602%
DC-PTH direct research and development expenses	697	63	634	1,006%
Parkinsons direct research and development expenses	155	171	(16)	-9%
Covid-19 direct research and development expenses	222	137	85	62%
NMOSD direct research and development expenses	320	106	214	202%
Chlamydia direct research and development expenses	295	108	187	173%
Additional programs’ direct research and development expenses	27	249	(222)	-89%
Total direct research and development expenses	4,017	1,503	2,514	167%
Employee-related expenses	311	335	(24)	-7%
Facilities, depreciation, and other expenses	97	25	72	288%
Total	4,425	1,863	2,562	138%

Research and development expenses increased by $2.6 million for the quarter ended December 31, 2022 compared to the quarter ended December 31, 2021 primarily driven by a $2.5 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $2.5 million increase in total direct research and development expenses for the quarter ended December 31, 2022 was primarily due to a $0.8 million increase in costs for the DETECT-trial and a $1.7 million increase in the expenses of our new pre-clinical projects with universities. In addition, during the quarter ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired as discussed further below.

In the fourth quarter of 2022, the Company has seen a significant increase in the recruitment of patients for the DETECT-trial leading to the increase in cost from the previous year, when the company was primarily focused on establishing testing sites for patient enrollment in the DETECT-trial. In addition to the DETECT-trial, the Company was actively working with its university research partners on the named pre-clinical programs. The increase in spend on these projects from the prior year is primarily driven by the advancement of these projects, in particular the AEZS-150 and DC-PTH projects which were in licensed in 2021.

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	YEAR ENDED DECEMBER 31,
(in thousands)	2022	2021	$ CHANGE	CHANGE
	$	$	$	%
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	3,818	3,244	574	18%
AEZS-130 direct research and development expenses	2,514	230	2,284	993%
DC-PTH direct research and development expenses	1,999	154	1,845	1,198%
Parkinsons direct research and development expenses	657	171	486	284%
Covid-19 direct research and development expenses	527	712	(185)	-26%
NMOSD direct research and development expenses	637	453	184	41%
Chlamydia direct research and development expenses	623	146	477	327%
Additional programs’ direct research and development expenses	262	486	(224)	-46%
Total direct research and development expenses	11,037	5,596	5,441	97%
Employee-related expenses	1,199	839	360	43%
Facilities, depreciation, and other expenses	270	139	131	94%
Total	12,506	6,574	5,932	90%

Research and development expenses increased by $5.9 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily driven by a $5.4 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $5.4 million increase in total direct research and development expenses for the year ended December 31, 2022 was primarily due to a $0.6 million increase in costs for the DETECT-trial and a $4.8 million increase in expenses related to our new pre-clinical projects with universities for named projects. In 2022, the Company continued to accelerate the opening of new clinical sites and commenced the enrollment of patients in the DETECT-trial, in contrast to 2021 where the Company had not yet commenced patient enrollment. In addition to the DETECT-trial, the Company ran our six pre-clinical projects for the full year, in contrast to prior year when these 6 pre-clinical projects were in licensed during the year. Lastly, during the quarter ended December 31, 2022 the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired as discussed further below.

Employee-related expenses have increased in 2022 by $0.4 million as compared to the year ended December 31, 2021 primarily due to the addition of two senior members to our research and development team.

Facilities, depreciation, and other expenses have increased in 2022 by $0.1 million as compared to 2021, primarily from higher Consulting and other service related expenses.

Selling, general, and administrative expenses

	Three months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Salaries & benefits	882	869	13	1%
Insurance	420	406	14	3%
Professional fees	222	310	(88)	-28%
Consulting fees	89	184	(95)	-52%
Other office & general expenses	399	437	(38)	-9%
Total selling, general & administrative expenses	2,012	2,206	(194)	-9%

Our total Selling, general and administrative expenses for the three-month period ended December 31, 2022, were $2.0 million as compared to $2.2 million for the same period in 2021 representing a decrease of $0.2 million. This decrease arose primarily from a $0.1 million decline in Professional fees and a $0.1 million decline in Consulting fees.

	Twelve months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Salaries & benefits	2,994	2,525	469	19%
Insurance	1,678	1,040	638	61%
Professional fees	1,163	1,207	(44)	-4%
Consulting fees	682	688	(6)	-1%
Other office & general expenses	1,713	1,807	(94)	-5%
Total selling, general & administrative expenses	8,230	7,267	963	13%

Our total Selling, general and administrative expenses for the twelve-month period ended December 31, 2022 were $8.2 million as compared to $7.3 million for the same period in 2021, representing an increase of $1.0 million. This increase arose primarily from a $0.5 million increase in Salaries and Benefits, a $0.6 million increase in Insurance expenses offset by a $0.1 million decrease in other office and general expenses.

Impairment of goodwill & intangible assets

	Three months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Impairment of goodwill	7,642	—	7,642	100%
Impairment of intangible assets	584	—	584	100%
	8,226	—	8,226	100%

	Twelve months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Impairment of goodwill	7,642	—	7,642	100%
Impairment of intangible assets	584	—	584	100%
	8,226	—	8,226	100%

During the quarter ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. In addition, as part of the Company’s annual goodwill impairment assessment, the recoverable amount of the group of cash generating units (“CGUs”) that goodwill was allocated to was determined based on a fair value less cost of disposal (“FVLCD”) model. FVLCD was determined based on a market approach and also derived from market data including information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. Based on the Company’s assessment, the recoverable amount of the group of CGUs was lower than the carrying value and therefore an impairment charge was recorded on its goodwill and intangible assets for an amount of $7,642 and $372 respectively, as discussed in note 11 of the Company’s audited consolidated financial statements.

Net finance income (costs)

For the three-month period ended December 31, 2022, our net finance cost was $0.1 million as compared to a net finance income of $0.3 million for the three-month period ended December 31, 2021. This is primarily due to a $0.3 million decrease in foreign currency gains (loss). Our net finance income for the twelve-month period ended December 31, 2022 was $0.9 million as compared to $0.2 million for the same period in 2021, representing a increase of $0.7 million. This is primarily due to a $0.7 million increase in gain due to change in foreign currency.

Net loss

For the three-month period ended December 31, 2022, we reported a consolidated net loss of $12.5 million, or $2.56 loss per common share (basic and diluted), as compared to a consolidated net loss of $2.9 million, or $0.63 loss per common share (basic and diluted) for the three-month period ended December 31, 2021. The $9.6 million increase in net loss is primarily from a $10.8 million increase in total operating expenses and a $0.3 million decrease in net finance income (costs) offset by a $1.5 million increase in revenues, as discussed above.

For the twelve-month period ended December 31, 2022, we reported a consolidated net loss of $22.7 million, or $4.68 loss per common share (basic and diluted), as compared to a consolidated net loss of $8.4 million, or $1.82 loss per common share (basic and diluted), for the year ended December 31, 2021. The $14.3 million increase in net loss is primarily from a $15.3 million increase in operating expenses, offset by a $0.3 million increase in total revenues and a $0.7 million increase in net finance income, as previously discussed.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
	$	$	$	$
Revenues	2,485	1,860	(222)	1,517
Net loss	(12,451)	(3,420)	(4,216)	(2,640)
Net loss per share (basic and diluted)(2)	(2.56)	(0.70)	(0.87)	(0.54)

	Three months ended
(in thousands, except for per share data)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	$	$	$	$
Revenues	956	1,052	1,584	1,668
Net loss	(2,894)	(1,932)	(2,084)	(1,458)
Net loss per share (basic and diluted)(1)	(0.63)	(0.40)	(0.43)	(0.38)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

B.	Liquidity, Cash Flows and Resources

Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents being its primary components, is to ensure sufficient liquidity to fund research and development costs, selling expenses, general and administrative expenses and working capital requirements. Over the past several years, we have raised capital via public and private equity offerings and issuances and have entered into licensing and collaborative arrangements, consideration from which, together with proceeds from equity issuances, has been our primary source of liquidity. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated (amounts in thousands):

	Years ended December 31,
(in thousands)	2022	2021	2020
	$	$	$
Cash and cash equivalents - beginning of year	65,300	24,271	7,838
Cash used in operating activities	(13,680)	(8,581)	(4,129)
Cash flows (used in) provided by financing activities	(118)	51,037	20,468
Cash flows (used in) provided by investing activities	(12)	(658)	56
Effect of exchange rate changes on cash and cash equivalents	(879)	(769)	38
Cash and cash equivalents - end of year	50,611	65,300	24,271

Operating activities

Cash used by operating activities totaled $13.7 million for the twelve months ended December 31, 2022, as compared to $8.6 million used by operating activities in the same period in 2021. This $5.1 million increase in spending in operating activities is attributed primarily to increased research and development and general and administrative expenses.

Financing activities

Cash spent on financing activities totaled $0.1 million for the twelve months ended December 31, 2022, as compared to cash provided by financing activities of $51.0 million in the same period in 2021. In February 2021, the Company completed a financing which provided $31.0 million in net funding and throughout 2021, holders exercised 35.1 million warrants resulting in proceeds to the Company of $20.0 million.

Investing activities

Cash used in investing activities totaled $0.01 million for the twelve months ended December 31, 2022, as compared to cash provided by investing activities of $0.7 million in the same period in 2021. The $0.7 million year-over-year decrease is attributable entirely to upfront payments made to universities under certain license agreements in 2021.

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Our current business focus is to: investigate further therapeutic uses of Macrilen™, expand pipeline development activities, further expand the commercialization of macimorelin in available territories and fund ongoing clinical trial costs. Consequently, the Company has incurred operating losses and has generated negative cash flow from operations and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ in the U.S. and Canada. The Company expects to incur significant expenses and operating losses for the foreseeable future as it advances its product candidates through preclinical and clinical development, seeks regulatory approval and pursues commercialization of any approved product candidates. We expect that our research and development costs will increase in connection with our planned research and development activities.

As of December 31, 2022, the Company had an accumulated deficit of $352.0 million. The Company also had a net loss of $22.7 million and negative cash flows from operations of $13.7 million for the year ended December 31, 2022. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months. We plan to finance our future operations and capital expenditures primarily though cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates, including the impact of COVID-19 on our ongoing and planned research and development efforts;
●	our alignment with the FDA on regulatory approval requirements;
●	the impact of COVID-19 on the operations of key governmental agencies, such as the FDA, which may delay the development of our current product candidates or any future product candidates;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing, and cost of regulatory approvals;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and
●	the extent to which we acquire or in-license other product candidates and technologies.

Contractual obligations and commitments

The following is a summary of our contractual obligations as of December 31, 2022:

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	9,250	1,577	10,827
1 – 3 years	1,362	218	1,580
4 – 5 years	29	—	29
More than 5 years	—	—	—
	10,641	1,795	12,436

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up $38,458 to upon achieving certain sales volumes, regulatory or other milestones related to specific products.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As of December 31, 2022, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Critical Accounting Estimates and Judgments

Our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS as issued by the IASB.

A detailed discussion of our critical accounting estimates and judgments can be found in Note 3 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are included in Item 17 – “Financial Statements” in this Annual Report on Form 20-F. Critical accounting estimates and judgments are those that require significant judgment and/or estimates by management at the time that financial statements are prepared such that materially different results might have been reported if other assumptions had been made. These estimates form the basis for and affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared. Actual results could differ materially from these estimates.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant accounting estimates and assumptions that the Company has made in the preparation of our consolidated financial statements include: accounting for a contract modification, license and collaboration arrangement with multiple elements, impairment of goodwill, employee future benefits and research and development accrual.

C.	Research and development, patents and licenses, etc.

For a description of our R&D policies for the last three years, see “Item 4.B. Business Overview” and “Key Developments” at the beginning of this Item 5. Over the past four years, our research and development activities have encompassed:

●	the 2018 initiation of pediatric indication P01 study for MacrilenTM (macimorelin) for which Novo paid 70% of the costs;
●	the 2021 initiation of the DETECT-trial which Novo will fund all costs up to $9.6 million (€9 million), and any additional costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) will be shared equally between Novo and the Company until May 2023; and
●	our pipeline activities which consist of pre-clinical work.

D.	Trend Information

Other than as disclosed below and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

The COVID-19 vaccine landscape has continued to evolve profoundly in the past two years. There are highly effective vaccines available, an increasing number of therapeutic options are meanwhile approved or in later stage development and less lethal virus variants are spreading, all of which increase the financial risk associated with any early stage COVID-19 vaccine program. In order to ensure we are prudent with the use of resources, given the early stage of the Company’s vaccine development programs and the changes in the global situation, Aeterna has decided that it will not pursue further development of the vaccine platform for either COVID-19 or Chlamydia (which was based on the same vaccine platform as used in the Company’s COVID-19 program). As a result, the Company has also elected to terminate its existing license agreements with the University of Wuerzburg for that vaccine platform technology.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 17. – Financial Statements”.

E.	Critical Accounting Estimates

See Item 5.B above “Liquidity, Cash Flows and Capital Resources – Critical Accounting Estimates and Judgments”.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2022:

Name and Place of Residence	Position with Aeterna Zentaris

Ammer, Nicola Hessen, Germany	Senior Vice President Clinical Development, Chief Medical Officer
Edwards, Peter G. Ohio, United States	Director
Egbert, Carolyn Texas, United States	Director, Chair of the Board
Gagnon, Gilles Quebec, Canada	Director
Gerlach, Matthias Hessen, Germany	Senior Vice President Manufacturing and Supply Chain
Guenther, Eckhard Hessen, Germany	Senior Vice President Business Development & Alliance Management; Managing Director AEZS Germany
La Fratta, Giuliano Quebec, Canada	Senior Vice President, Chief Financial Officer
Paulini, Klaus Hessen, Germany	President, Chief Executive Officer, Director; Managing Director AEZS Germany
Turpin, Dennis Quebec, Canada	Director
Teifel, Michael Hessen, Germany	Senior Vice President Non-Clinical Development, Chief Scientific Officer

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

Gilles Gagnon joined the Board on January 1, 2020 and is a member of the Audit Committee and of the Nominating, Governance and Compensation Committee. Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc., a biotechnology company. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (Rx&D—now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Bio partnering initiative. He currently serves as the President and Chief Executive Officer of Ceapro Inc. He is a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto, and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

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

Giuliano La Fratta was appointed as our Senior Vice President, Chief Financial Officer in January 2022. He is a senior financial professional with over 20 years of professional experience in the pharmaceutical, biopharma and financial services sector. During his career, he has served in both the public and private sectors where he has gained significant experience in leading and managing broad financial activities, including M&A transactions, corporate development, auditing, accounting and administrative functions. Prior to joining Aeterna Zentaris, Mr. La Fratta served as the Vice President of Finance at CellCarta (formerly Caprion Biosciences), a private equity-owned specialty Clinical Research and Development Organization laboratory with global operations headquartered in Montreal, Canada. Prior to CellCarta, Mr. La Fratta served in various functions at IMS Canada Health (now Iqvia) and Cato Research. He began his career at Deloitte Touche as a Senior Auditor for both Canadian and American companies across various industries, including the pharmaceutical sector. Mr. La Fratta holds a bachelor’s degree in accounting from Concordia University and holds a CPA designation.

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

Dennis Turpin is a seasoned professional executive and chartered accountant (CPA) with significant experience in finance and capital markets transactions, business development and mergers and acquisitions, over 20 years of which has been in the biopharmaceutical industry. He is currently the President and Chief Executive Officer of Endoceutics, Inc., a specialty biopharmaceutical company where he was previously the Vice President, Special Projects. Mr. Turpin was previously the Vice President and Chief Financial Officer of the Quebec Port Authority from February 2016 to June 2018. From 2007 to 2015, Mr. Turpin was the Senior Vice President and Chief Financial Officer of Aeterna Zentaris and, between 2007 and 1996 he held various finance roles with Aeterna Zentaris. Prior to that, he was a Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered accountant in 1987.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report on Form 20-F.

Board Diversity Matrix
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

B.	Compensation

Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759; : for the financial year ended December 31, 2021: €1.000 = U.S.$1.182 and CAN$1.000 = U.S.$0.797; for the financial year ended December 31, 2020: €1.000 = U.S.$1.140 and CAN$1.000 = U.S.$0.745.

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

Type of Compensation	Monthly Retainer for the year 2022	Annual Retainer for the year 2022
Chair of the Board Retainer	—	80,000
Board Member Retainer	—	50,000
Audit Committee Chair Retainer	—	30,000
Audit Committee Member Retainer	—	7,500
NGCC Chair Retainer	—	15,000
NGCC Member Retainer	—	5,000
Steering Committee Retainer	6,500	—

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

Outstanding Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2022:

	Option-based Awards				Share-based Awards
Name	Issuance Date (mm-dd-yyyy)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (mm-dd-yyyy)	Value of Unexercised In-the-money Options(1) ($)	Issuance Date (mm-dd-yyyy)	Number of Shares or Units of Shares that have Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Edwards, Peter	—	—	—	—	—	05/15/2020	1,200	—	3,816
	—	—	—	—	—	05/05/2021	2,800	—	8,904
	—	—	—	—	—	08/03/2022	20,000	—	63,600
	05-10-2016	400	87.00	05-09-2023	—	—	—	—	—
	12-06-2016	314	86.25	12-06-2023	—	—	—	—	—
	08-15-2017	2,400	51.25	08-15-2024	—	—	—	—	—
Egbert, Carolyn	—	—	—	—	—	05/08/2018	920	—	2,926
	—	—	—	—	—	05/22/2019	1,200	—	3,816
	—	—	—	—	—	05/15/2020	1,200	—	3,816
	—	—	—	—	—	05/15/2021	2,800	—	8,904
	—	—	—	—	—	08/03/2022	20,000	—	63,600
Gagnon, Gilles	—	—	—	—	—	05/15/2020	1,200	—	3,816
	—	—	—	—	—	05/19/2021	2,800	—	8,904
	—	—	—	—	—	08/03/2022	20,000	—	63,600
Turpin, Dennis	—	—	—	—	—	05/19/2021	2,800	—	8,904
	—	—	—	—	—	08/03/2022	20,000	—	63,600

(1) “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2022) of $3.18 and the exercise price of the options, multiplied by the number of unexercised options.

(2) The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2022) of $3.18.

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

Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2022 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Edwards, Peter	69,750	100,400	—	—	—	—	170,150
Egbert, Carolyn	102,000	100,400	—	—	—	—	202,400
Gagnon, Gilles	55,615	100,400	—	—	—	—	156,015
Turpin, Dennis	76,517	100,400	—	—	—	—	176,917

(1)	In respect of our financial year ended December 31, 2022, we paid an aggregate amount of $303,882 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2022.
(2)	Amounts shown represent the value of the DSUs on the grant date ($5.02). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our “Named Executive Officers” during 2022. For the 2022 year, our “Named Executive Officers” were as follows:

●	Dr. Klaus Paulini, who, since October 4, 2019, is serving as President and Chief Executive Officer, as well as Managing Director AEZS Germany since July 2019;
●	Mr. Giuliano La Fratta, who, since January 24, 2022, is serving as Senior Vice President, Chief Financial Officer; and
●	Dr. Matthias Gerlach, who serves as Vice President Manufacturing and Supply Chain; Mr. Eckhard Guenther, who serves as Vice President Business Development & Alliance Management and Managing Director AEZS Germany; Ms. Nicola Ammer, who serves as Chief Medical Officer and Senior Vice President Clinical Development; and Mr. Michael Teifel who serves as Senior Vice President, Non-Clinical Development and Chief Scientific Officer, who were our hour most highly compensated executive officers.

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

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees as either enrollment in the payroll system benefits program or by additional percentage compensation to self-enroll in private insurance policies. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,500 for employees in the United States and Canada. The contribution amounts for our United States and Canadian employees are subject to limitations imposed by the United States Internal Revenue Service and the Canadian Revenue Agency respectively, on contributions to our most highly compensated employees. Employees based in Frankfurt; Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

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

In 2022, the NGCC retained a compensation consultant to benchmark our director compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete. Based, in part, on the recommendations of the compensation consultant, the NGCC recommended, and the Board approved, certain changes to the board member retainer and committee chair compensation.

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

2022 Compensation

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

Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2022:

Goal	Result
Provide a corporate development analysis and a strategic plan with risk analysis and mitigation options prior to March BoD meeting.	Given the developments in H2 (NN’s notice) in late August, finding new commercialization partners is a top priority.

Maintain a tool for planning and projecting expenses for development projects in relation to our cash runway.	Assessment of potential strategic options is ongoing. Development projects are pursued with prioritization and continuous monitoring and adjustment of expenses.

Support all activities for timely and efficient market entry of Macimorelin in new markets.	For macimorelin no clinical study is required in Korea and Israeli approval is achieved. Supply preparations are ongoing.

Develop a detailed IR plan, identify improvement options to ensure NASDAQ compliance requirements are met to avoid delisting	The overall shift in market sentiment (focus on risk), did not allow to gain the appropriate appreciation.

Conduct timely clinical study/studies with measurable milestones in 2022, ensuring track to approval of pediatric indication of macimorelin in 2023.

This extremely challenging goal under given circumstances was not achieved mainly by outside factors like the persistent COVID-19 pandemic, the war in Ukraine and prudent management of overall spending.

Mitigating activities could only be initiated in Q3-Q4 given the changes regarding Novo

Reduce macimorelin API cost	Achieved. Critical for commercial option as therapeutic and overall profitability.

Ensure development programs are on track for at least one project to enter clinical development in H1 2023

Worldwide supply and logistics situation deteriorated throughout 2022. We acted cautiously to preserve cash but also ensure progress as fast as possible.

There remains a chance to get the ALS project to clinic by the end of 2023, given positive in-vivo efficacy data (decision point at end of Q1 2023).

Ensure seamless transition to and integration of new CFO. Assess and potentially streamline or restructure finance organization to achieve a more efficient, cost effective function	New CFO did an excellent job in taking ownership of the finance operations and in re-organizing the department under demanding circumstances. Goal was achieved.

Long-Term Equity Compensation

For the financial year ended December 31, 2022, the Board approved awards of a total of 2,000 stock options at an exercise price of $8.88 to one employee on January 10, 2022.

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

There were 5,030 options outstanding under the Stock Option Plan representing approximately 0.1% of all issued and outstanding Common Shares as of December 31, 2022. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2021, there were 493,195 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2022	—	4,855,766	0%
December 31, 2021	—	4,596,980	0%
December 31, 2020	—	1,643,327	0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year

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

The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights (“SARs”), stock awards, stock unit awards, performance shares, cash-based performance units, deferred share units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 133,920 awards outstanding under the Long-Term Incentive Plan representing approximately 2.8% of all issued and outstanding Common Shares as of December 31, 2022. As of December 31, 2022, there were 414,620 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the LTIP for the most recently completed fiscal year is set out below:

LTIP
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2022	82,000	4,855,876	1.7%
December 31, 2021	34,400	4,596,980	0.7%
December 31, 2020	12,000	1,643,327	0.7%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the LTIP by the weighted average number of securities outstanding for the applicable fiscal year.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2022:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paulini, Klaus	12/06/2016	100	86.25	12/06/2023	—	—	—	—	—
	08/15/2019	1,000	53.75	08/15/2026	—	—	—	—	—
	11/11/2019	1,400	25.75	11/11/2026	—	—	—	—	—
	12/14/2020	1,400	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	4,000	10.51	12/17/2028	—	—	—	—	—
Giuliano La Fratta	1/10/2022	2,000	8.88	01/10/2029	—	—	—	—	—
Gerlach, Matthias	12/06/2016	600	86.25	12/06/2023	—	—	—	—	—
	12/04/2019	800	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—
Guenther, Eckhard	11/08/2016	16	87.50	11/08/2023	—	—	—	—	—
	12/06/2016	400	86.25	12/06/2023	—	—	—	—	—
	12/04/2019	1,000	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—
Ammer, Nicola	12/06/2016	400	86.25	12/06/2023	—	—	—	—	—
	12/04/2019	1,000	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—
Teifel, Michael	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2022.

(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2022) of $3.18 and the exercise price of the options, multiplied by the number of unexercised options.

There were no share-based awards outstanding to our Named Executive Officers at December 31, 2022.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2022:

	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year(2)
	$	$	$
Paulini, Klaus	—	—	45,561
La Fratta, Giuliano	—	—	31,192
Gerlach, Matthias	—	—	24,370
Guenther, Eckhard	—	—	19,072
Ammer, Nicola	—	—	23,310
Teifel, Michael	—	—	23,310

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.
(2)	During 2022, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid bonuses granted in 2022 for activities related to 2021 and will be paid in 2023 bonuses granted in 2023 for activities related to 2022.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2022, 2021 and 2020. All amounts in the table below are in U.S. dollars. Ms. Auld’s and Mr. La Fratta’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach, Dr Teifel and Dr. Ammer were made in Euros.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- term incentive plans ($)	Pension Value ($)(2)	Contributions to Registered Retirement Saving Plan / 401K account ($)	Total compensation ($)
Paulini, Klaus(3) President and Chief Executive	2022	319,614	—	—	45,561	—	218,798	—	583,972
Officer; Managing	2021	374,496	—	35,298	162,530	—	213,700	—	786,024
Director AEZS Germany	2020	306,086	—	9,503	183,580	—	292,983	—	792,152
Auld, Leslie	2022	17,116	—	—	—	—	—	—	17,116
Senior Vice President,	2021	163,038	—	—	—	—	—	—	163,038
Chief Financial Officer	2020	166,834	—	—	—	—	—	—	166,834
Giuliano La Fratta Senior Vice President, Chief Financial Officer	2022	208,262	—	14,944	31,192	—	—	12,921	267,319
Guenther, Eckhard Senior Vice President Business Development and Alliance	2022	223,359	—	—	19,072	—	(146,455)	—	95,976
Management; Managing	2021	238,737	—	17,649	67,021	—	5,019	—	328,426
Director AEZS Germany	2020	218,966	—	6,788	85,460	—	97,937	—	409,151
Gerlach, Matthias Senior Vice	2022	200,316	—	—	24,370	—	(247,820)	—	(23,135)
President Manufacturing	2021	203,276	—	17,649	55,319	—	16,314	—	292,558
and Supply Chain	2020	185,379	—	6,788	70,810	—	14,827	—	277,803
Ammer, Nicola Chief Medical Officer and	2022	173,724	—	—	23,310	—	(29,047)	—	167,987
Senior Vice President	2021	182,787	—	17,649	53,191	—	2,400	—	256,027
Clinical Development	2020	154,512	—	6,788	64,880	—	2,266	—	228,446
Teifel, Michael Chief Science Officer and	2022	153,558	—	—	23,310	—	(139,729)	—	37,138
Senior Vice President	2021	157,510	—	—	—	—	1,007	—	158,517

(1) Non-equity incentive plan compensation includes cash bonuses. During 2022, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid for bonuses granted in 2021 for activities related to 2021 and will be paid in 2023 bonuses granted in 2022 for activities related to 2022.

(2) Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participates in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Dr. Ammer participates in RUK 2 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. The pension value represents the change in the pension liability between December 31, 2021 and 2022 for each Named Executive Officer. In 2022 there was a significant increase in the discount rate actuarial assumption from 1.1% in 2021 to 3.75% in 2022, that is used to estimate the Pension Benefit Plan obligation. For several of the named Executive Officers, this has resulted in a decline in the value of their Pension Value and is reflected in the above table

(3) Dr. Paulini did not receive any compensation in his role as a managing director of GmbH or as an executive director.

The value of option-based awards set out in the table above represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2022, the Black-Scholes valuation model values the options based on the following assumptions: a 5.72-year expected life, 115.75% expected volatility, risk-free annual interest rate of 1.59% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2021, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
November 9, 2016	$87.50	80.35%
December 6, 2016	$86.25	80.57%
December 16, 2016	$95.00	80.68%
August 15, 2017	$51.25	78.86%
April 2, 2018	$36.50	77.57%
June 22, 2018	$52.75	80.86%
August 15, 2019	$53.75	79.22%
November 11, 2019	$26.25	67.13%
December 4, 2019	$21.75	68.01%
December 14, 2020	$9.15	74.19%
December 17, 2021	$10.50	83.94%
January 10, 2022	$8.88	84.14%

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2022 was $583,972, including an incentive bonus in the amount of $45,561.

For the financial year ended December 31, 2022, the Board did not approve an award of stock options to Dr. Paulini in accordance with the Long-Term Incentive Plan.

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

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee’s total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee’s contribution. The contributions are limited to the social security contribution assessment ceiling. In 2022, the social security contribution assessment ceiling is $7,666 (€7,275) per month. Accordingly, the employee will contribute at most $153.32 (€145.50) monthly and AEZS Germany will contribute at most $273.52 (€259.57) monthly.

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

Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly gross salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2022, the social security contribution assessment ceiling is 7,666 (€7,275) per month. Accordingly, AEZS Germany will contribute at most $1,844.48 (€1750.41) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $153.32 (€145.50) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Ammer participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributes 3% of her monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2022, the social security contribution assessment ceiling is 7,666 (€7,275) per month. Accordingly, AEZS Germany will contribute at most $183.98 (€174.60) monthly and Dr. Ammer will contribute at most $229.98 (€218.25) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age.

The table below includes the following information about each Named Executive Officer participating in the DUPK, the Company’s only benefit plan with a defined benefit component:

●	years of credited service as at December 31, 2022;
●	estimated annual benefit accrued, or earned, for service to December 31, 2022 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2021 to December 31, 2022.

	Number of years	Annual benefits payable ($)(2)		Opening present value of defined	Compensatory	Non-	Closing present value of defined
Name	credited service (#)(1)	At year end	At age 65	benefit obligation ($)(3)	change ($)(4)	compensatory change ($)(5)	benefit obligation ($)(3)
Paulini, Klaus	25	72,863	90,349	1,275,359	218,798	(140,813)	1,353,345
Guenther, Eckhard	32	48,643	48,643	1,228,378	(146,455)	(135,625)	946,298
Gerlach, Matthias	22	12,236	25,378	467,544	(247,820)	(51,622)	168,102
Teifel, Michael	18	14,834	14,834	396,134	(141,864)	(43,737)	210,532
Ammer, Nicola	8	2,269	4,895	65,352	(29,047)	(7,216)	29,089

(1) The number of years of credited service as at December 31, 2022 corresponds to the actual years of service with AEZS Germany.

(2) For each Named Executive Officer, the amount of annual benefits payable at December 31, 2022 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2022. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2022 increased to reflect estimated credited service at age 65.

(3) The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Company’s consolidated financial statements. In the past, certain Pension Benefit Plans were accounted for as defined contribution plans as sufficient information was not available for the Company to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Benefit Plans. In 2021, additional information became available to the Company, which began to account for its proportionate share of the defined benefit obligation and plan assets. The opening present value of defined benefit obligation for each named Executive Officer was adjusted to reflect the revised accounting treatment.

(4) Compensatory change represents the change in the pension liability between December 31, 2021 and 2022 for each Named Executive Officer.

(5) The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Company’s 2022 and 2021 consolidated financial statements in Note 15, and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

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

As at December 31, 2022, we had a total of 21 active employees, of which 17 are based in Frankfurt, Germany. In addition, there was one employee based in the U.S. and 3 other active employees each based in Quebec, New Brunswick and Ontario, Canada.

Our current employees are engaged in the following activities: (i) six are engaged in research and development, regulatory affairs and quality assurance; (ii) six are involved in commercial operations and business development; and (iii) nine are involved in various administrative functions, including finance and accounting. We do not employ any sales representatives. As at December 31, 2021, we had a total of 17 active employees, of which 16 were based in Frankfurt, Germany. In addition, there was one employee based in the U.S. and our previous CFO was based in Toronto, Canada.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership

The table below sets forth information as of March 22, 2023 provided to us by our current directors and named executive officers concerning their ownership of Common Shares and stock options of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options
Ammer, Nicola	—	—	4,400	2,734
Egbert, Carolyn	1,276	*	3,114	3,114
Edwards, Peter G.	—	—	—	—
Gagnon, Gilles	—	—	—	—
Gerlach, Matthias	—	—	4,400	2,734
Guenther, Eckhard	—	—	4,416	2,750
Paulini, Klaus	4,200	*	7,900	4,768
Turpin, Dennis	4,821	*	—	—
Teifel, Michael	—	—	2,000	667
La Fratta, Giuliano	—	—	2,000	—
Total	10,297	—	28,230	16,767

* Less than 1%

(1)	Based on 4,855,876 Common Shares outstanding as at March 22, 2023
(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption “Outstanding Option-Based Awards and Share-Based Awards”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 22, 2023, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders).

Changes in Percentage Ownership by Major Shareholders

We had no major shareholders in 2017. During 2018, J. Goldman & Co., L.P. J., Goldman Capital Management, Inc., and Jay G. Goldman (collectively, “Goldman”) became major shareholders due to the acquisition of over 5% of our outstanding Common Shares, and as of December 31, 2019, Goldman ceased to be the beneficial owner of more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 14, 2020. On February 18, 2020, Armistice Capital Master Fund, LTD became a major shareholder of the Company due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2020 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 16, 2021. On July 1, 2020, Intracoastal Capital LLC became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. On July 2, 2020, Lind Global Macro Fund, LP became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. We have no major shareholders as of March 22, 2023.

United States Shareholders

Based on a review of the information provide to us by our transfer agent, as at March 22, 2023, there were 14 holders of record of our Common Shares, of which two were registered with an address in the U.S., holding in the aggregate approximately 99% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker “street names”.

B.	Related party transactions

Other than employment agreements and indemnification agreements with our management as described under “Item 10. – Additional Information,” there are no related party transactions.

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

Not applicable, except for Item 9A(4). Our Common Shares are listed on both the NASDAQ and the TSX under the symbol “AEZS”. The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on the NASDAQ and on the TSX as of December 31, 2022:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2020	36.00	7.50	46.75	9.75
2021	83.50	9.00	106.25	16.00
2022	10.50	3.02	12.75	4.05
Fourth quarter	4.34	3.02	5.84	4.05
Third quarter	6.00	3.69	7.50	5.07
Second quarter	9.25	4.25	11.75	5.50
First quarter	10.50	8.25	12.75	10.25
2021	83.50	9.00	106.25	16.00
Fourth quarter	19.25	9.00	24.00	11.38
Third quarter	22.00	14.75	27.50	19.00
Second quarter	28.50	20.75	35.50	25.50
First quarter	83.50	12.75	106.25	16.00
2020	36.00	7.50	46.75	9.75
Fourth quarter	11.00	7.50	14.00	9.75
Third quarter	13.75	8.50	18.25	11.50
Second quarter	29.25	11.25	42.75	16.50
First quarter	36.00	10.50	46.75	14.75

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares are listed and posted for trading on both the NASDAQ and the TSX under the symbol “AEZS”.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not required.

B.	Memorandum and articles of association

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

The directors are entitled to remuneration as shall from time to time be determined by the Board or by a committee to which the Board may delegate the power to do so. Under the mandate of the NGCC, such committee, comprised of at least a majority of independent directors, is tasked with making recommendations to the Board concerning director remuneration. The directors are allowed to vote on and approve their own remuneration in the absence of an independent quorum of directors.

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

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at March 22, 2023, there were approximately 4,855,876 Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

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

Warrants

For a description of our Warrants, see note 17 – share capital, warrants and other capital, to the audited consolidated financial statements included in Item 17 of this Annual Report on Form 20-F.

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

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

(1)	the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and
(2)	the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

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
b)	then only if at the close of business on the date Common Shares (and/or “Convertible Securities”, as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, “Independent Shareholders”) that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn

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

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Company to be held in 2023 and at every third annual meeting of the Company thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

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

The bylaws of the Company do not require disclosure of share ownership.

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

As of the date hereof, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.287 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds CAN$1.931 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

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

Under the Amendment, Aeterna continued to retain all rights to macimorelin outside of the U.S. and Canada, but Novo agreed to make an upfront payment to Aeterna of $6.1 million (€5.0 million), which the Company received in December 2020. Under the Amendment, the royalty payment Aeterna receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to U.S.$40 million and returns to 15% or more for annual net sales of macimorelin over U.S.$40 million. Additionally, the $5 million variable payment owing to Aeterna by Novo, upon FDA approval of the pediatric indication, was waived. Under the Amendment, Novo and Aeterna agreed that solely Aeterna will conduct the pivotal Study P02 in partnership with a contract research organization (“CRO”). Given the transfer of development activities to Aeterna, the percentage of Study P02 clinical trial costs that Novo is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to €9.0 million (approximately $10.9 million). Any additional external jointly approved Study P02 trial costs incurred over €9.0 million will be shared equally between Novo and Aeterna. In addition, certain changes to rights and responsibilities of the joint steering committee were made

Under the Amendment, both companies will continue to closely coordinate the activities related to the development and commercialization of macimorelin in the U.S. and Canada through a joint steering committee, with each party having decision rights in certain areas. Novo will also receive co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events.

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

On August 26, 2022, Novo provided the Company with a notice of termination of the Novo Amendment. Under the terms of the Novo Amendment, the termination is effective May 23, 2023 upon the completion of a 270 day notice period (“notice period”). Upon termination, the rights and licenses granted by the Company to Novo under the Novo Amendment will be returned to the Company, and the Company will regain full rights to continue the clinical development and future commercialization of Macrilen™. Following the notice of termination and throughout the 270 day notice period, Novo will continue to fund all DETECT-trial costs up to $9.6 million (€9 million), and any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) will be shared equally between Novo and the Company.

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

As consideration for the right to commercialize the licensed product, CH has agreed certain milestones as summarized below:

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

The license remains in full force and effect (i) as long as the licensed product is covered by a valid claim in any country covered by the licensing agreement; (ii) the expiration of any regulatory marketing exclusivity period or other statutory designation that provides similar exclusivity for the commercialization of the licensed product in any country covered by the licensing agreement; or (iii) on a country by country of the covered territory, and licensed product by licensed product basis, for a period of ten (10) years after the first commercial sale date in the respective country, whichever term is longer, subject to renewal. The licensee has the right to terminate the license in certain circumstances.

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

Ms. Auld concluded her Consulting Agreement effective March 31, 2022.

Giuliano La Fratta

AEZS Inc entered into an employment agreement in January 20022 with Giuliano La Fratta, Senior Vice President, Finance and Chief Financial Officer (“CFO”). In accordance with the terms of his employment agreement, Mr. La Fratta will receive a RRSP Contribution equal to 5% of his Base Salary.

If there is a termination of the Executive’s employment by us without “Cause”, then the Executive will be entitled to receive a severance payment depending on the length of his service. At the end of December 31, 2022 the Executive will be entitled to receive a severance payment in the amount equal to $137,500 CAD.

AEZS entered into a change of control agreement with Mr. La Fratta on November 18, 2022. In the event of a “Change of Control” (as defined in the change of control agreement), Mr. La Fratta will be entitled to receive:

●	all accrued obligations under his employment agreement;
●	a severance payment equal to 18 months of his base salary;
●	an amount equal to his annual bonus for the year in which the Change of Control occurs;
●	an amount equal to 1.5 times the annual bonus based on the target annual bonus for the year in which the Change of Control occurs;
●	a cash amount equal to 1.5 times the annual premium cost to the Corporation of providing his insured health benefits; and

all outstanding options will automatically vest upon the Change of Control.

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

Name	Termination Provisions Value ($)(1) (2)
Ammer, Nicola	—
La Fratta, Giuliano	101,338
Gerlach, Matthias	—
Guenther, Eckhard	—
Paulini, Klaus	321,969

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2022).
(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

D.	Exchange controls

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

The Company believes it was a PFIC for the 2015 taxable year, but not for the taxable years 2016 through 2022. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2022 taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the Company’s PFIC status.

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

Under current law, payments of dividends by the Company to non-Canadian investors are generally subject to a 25% Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (the “Convention”) is reduced to a maximum of 15% (or 5% in the case of a U.S. holder that is a company beneficially owning at least 10% of the Company’s voting shares). This reduced rate of withholding will not apply if the dividends received by a U.S. Holder are effectively connected with a permanent establishment of the U.S. Holder in Canada. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

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

Backup withholding tax is not an additional tax. U.S. Holders generally will be allowed a refund or credit against their U.S. federal income tax liability for amounts withheld, provided the required information is timely furnished to the IRS. The company assumes responsibility for the withholding of tax at the source.

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

In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com. This material includes our Management Information Circular for our annual meeting of shareholders to be held in 2023 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2022 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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

As of December 31, 2022, three counterparties included in trade accounts receivable comprised a total receivable of approximately $403 (2021 - $932) of which $nil (2021 - $55) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2022, the Company has provided for all outstanding and unpaid amounts relating to its operations.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure by monitoring rolling forecasts of the Company’s cash and cash equivalents on the basis of expected cash flows.

Management concluded that the Company has sufficient cash on hand to meet its obligations as they become due for the next 12 months, considering the Company’s planned research and development activities, selling expenses, general and administrative expenses and working capital requirements. The Company has the ability to scale its research and development activities, and will do so as necessary, based on cash availability. While the Company has $50,611 in cash and cash equivalents at December 31, 2022, it continues to have an ongoing need for additional capital resources to research and develop, commercialize and manufacture its products and technologies.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year.

(c)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2022, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2022 would have been lower or higher by approximately $823 (2021 - $300 and 2020 - $110).

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

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2022.

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

Remediation of material weakness

As disclosed in Item 15 – “Controls and Procedures” in our Annual Report on Form 20-F for the year ended December 31, 2021 and in each of our quarterly MD&As filed during 2022, management identified a control deficiency that constitutes a material weakness. A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our interim or annual consolidated financial statements or related disclosures will not be prevented or detected on a timely basis.

The material weakness resulted from a failure in the design and implementation of review controls over the accounting for license and collaboration agreements under IFRS and the related revenue recognition. Specifically, our review control was not sufficiently designed to adequately review and assess an accounting analysis for revenue recognition for complex revenue arrangements. This resulted in a restatement of our previously issued condensed interim consolidated financial statements as of and for the quarters and year-to-date periods ended March 31, 2021, June 30, 2021 and September 30, 2021, with respect to revenue recognition on one agreement. As a result, Management determined that a material weakness existed as described above.

During 2022, we executed our remediation plan to address the material weakness discussed above and to improve our internal control over financial reporting. Our remediation activities included:

●	strengthening our revenue recognition and financial reporting controls by adding new or additional resources with adequate technical knowledge and training, including the hiring of a new Chief Financial Officer in January 2022, a new corporate controller in September 2022, and utilizing the services of an external professional with requisite knowledge and experience in the area of revenue recognition and of IFRS more broadly.

●	designing and implementing effective internal controls related to the involvement of appropriate finance and accounting staff in the review of strategic and complex transactions, such as license and collaboration agreements, including as those transactions are negotiated and executed, to ensure that any matters with accounting ramifications are addressed on a timely basis; and

●	ensuring that all non-routine transactions, including those requiring the application of significant judgment or analysis, are thoroughly researched at the appropriate level and are sufficiently documented by qualified accounting and finance personnel (including third-party subject matter experts as necessary), with such documentation to be approved in a timely manner by the Company’s Chief Financial Officer.

We tested such newly established policies, procedures, and control activities designed to address the above-described material weakness. As a result, we believe that this material weakness was remediated as of December 31, 2022.

Changes in Internal Controls over Financial Reporting

Other than completion of the actions taken to remediate the material weakness discussed above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Our management assessed our internal control over financial reporting as of December 31, 2022, the end the period covered by this Annual Report on Form 20-F. Management based its assessment on criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment of our internal control over financial reporting, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

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

(All amounts are in U.S. dollars)

The current auditors of the Company are Ernst & Young LLP. Ernst & Young LLP was appointed as the Company’s auditor effective March 25, 2021.

(a)	Audit Fees

During the financial year ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed $390,571 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings. During the financial year ended December 31, 2021, the Company’s principal accountant, Ernst & Young LLP, billed $242,986, for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees

During the financial year ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed $nil, for audit or attest services not required by statute or regulation, for accounting consultations on proposed transactions, for the review of prospectuses and prospectus supplements, including the delivery of customary consent and comfort letters in connection therewith. During the financial year ended December 31, 2021, the Company’s principal accountant, Ernst & Young LLP, billed $nil, for audit or attest services not required by statute or regulation, for accounting consultations on proposed transactions, for the review of prospectuses and prospectus supplements, including the delivery of customary consent and comfort letters in connection therewith.

(c)	Tax Fees

During the financial year ended December 31, 2022, the Company’s principal accountants, Ernst & Young LLP, billed $15,646, for services related to tax compliance, tax planning and tax advice. During the financial years ended December 31, 2021, the Company’s principal accountants, Ernst & Young LLP, billed $45,054, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees

During the financial years ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed us $Nil for services not included in audit fees, audit-related fees and tax fees. During the financial years ended December 31, 2021, the Company’s principal accountant, Ernst & Young LLP, billed us $3,987 for services not included in audit fees, audit-related fees and tax fees.

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

For each of the years ended December 31, 2022 and 2021, there were no non-audit services provided by our external auditor that required the approval from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Following a comprehensive review of the Company’s external audit services, the Audit Committee sought proposals to provide audit services for the financial year ending on December 31, 2022. Following a comprehensive review of the Company’s external audit services, the Audit Committee sought proposals to provide audit services for the financial year ending on December 31, 2021. After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that Ernst & Young LLP, and not PricewaterhouseCoopers LLP, be proposed for appointment as auditors of the Company for the financial year ending on December 31, 2021. Ernst & Young LLP was appointed as the Company’s auditor and PricewaterhouseCoopers LLP resigned as the Company’s auditor effective March 25, 2021.

In the past two years the independent auditor’s reports have not contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

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

The financial statements appear on pages [108] to [155].

Item 18.	Financial Statements

Not applicable.

Aeterna Zentaris Inc.

Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Goodwill impairment

Description of the matter

As disclosed in notes 2, 3 and 11 of the consolidated financial statements, the Company tests goodwill for impairment at least annually, or if there is an indication that the group of CGUs to which goodwill has been allocated may be impaired. Impairment is determined by assessing whether the carrying value of the group of CGUs, including the allocated goodwill, exceeds its recoverable amount, which is determined based on the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). For the year ended December 31, 2022, the Company recorded an impairment charge on its goodwill for an amount of $7.6 million. Management determined the recoverable amount of the group of CGUs based on a FVLCD model which was determined to be higher than VIU. FVLCD was determined based on a market approach and derived from market data, including information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. VIU was determined using cash flow projections covering a five-year period and discounted to their present value using an estimated pre-tax discount rate.

We identified the impairment of goodwill for the group of CGUs as a critical audit matter because of the significant judgments made by management to determine the appropriate methodology and assumptions made to estimate the recoverable amount of the group of CGUs.

How we addressed the matter in our audit	To test the estimated recoverable amount for the goodwill impairment test, our audit procedures included, among others, obtaining the analysis prepared by management and, with the assistance of our valuation specialists, assessing the methodology used by management for developing the recoverable amount estimate. We compared the estimated FVLCD to supporting documentation and available market data, including, information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. We also obtained management’s VIU model and assessed the reasonableness of management’s estimates and assumptions related to cash flow projections by comparing to historical data, current agreements and market information. With the assistance of our valuation specialists, we tested the discount rate by developing a range of independent estimates and compared those to the discount rate selected by management.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Montreal, Canada

March 22, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of changes in shareholders’ equity, loss and comprehensive loss and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2020 in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2021

Except for adjustments to reflect the reverse stock split as described in note 16, for which the date is March 22, 2023.

We have served as the Company’s auditor from 1993 to 2021.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(in thousands of US dollars)

	2022	2021
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	50,611	65,300
Trade and other receivables (note 7)	732	1,314
Inventory	229	73
Income taxes receivable	1,428	2,361
Prepaid expenses and other current assets (note 8)	2,488	1,772
Total current assets	55,488	70,820

Non-current assets
Restricted cash equivalents (note 6)	322	335
Property and equipment (note 9)	216	192
Identifiable intangible assets (note 10)	—	625
Goodwill (note 11)	—	8,130
Total non-current assets	538	9,282
Total assets	56,026	80,102

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 12)	3,828	2,672
Provisions (note 13)	45	34
Income taxes payable (note 22)	108	115
Deferred revenues (note 5)	2,949	4,815
Lease liabilities (note 14)	114	130
Total current liabilities	7,044	7,766

Non-current liabilities
Deferred revenues (note 5)	1,684	1,493
Deferred gain (note 10)	110	98
Lease liabilities (note 14)	65	31
Employee future benefits (note 15)	11,159	17,485
Provisions (note 13)	188	243
Total non-current liabilities	13,206	19,350
Total liabilities	20,250	27,116

Shareholders’ equity
Share capital (note 16)	293,410	293,410
Warrants (note 17)	5,085	5,085
Other capital (note 18)	90,332	89,788
Deficit	(352,084)	(334,619)
Accumulated other comprehensive loss	(967)	(678)
Total Shareholders’ equity	35,776	52,986
Total liabilities and shareholders’ equity	56,026	80,102

Commitments (note 27)

Subsequent event (note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert Chair of the Board	Dennis Turpin Director

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US dollars)

	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
	$	$	$	$	$	$
Balance – January 1, 2020	224,528	—	89,806	(316,891)	94	(2,463)
Net loss	—	—	—	(5,118)	—	(5,118)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(1,139)	(1,139)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	—	—	—	(650)	—	(650)
Comprehensive loss	—	—	—	(5,768)	(1,139)	(6,907)
Reclassification of warrants to equity (note 17)	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs (note 16)	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs	—	—	61	—	—	61
Balance - December 31, 2020	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	—	—	—	(8,368)	—	(8,368)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	367	367
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	—	—	—	(3,592)	—	(3,592)
Comprehensive loss	—	—	—	(11,960)	367	(11,593)
Issuance of common shares and warrants, net of transaction costs (note 16)	29,082	1,897	—	—	—	30,979
Exercise of warrants (note 17)	29,833	(9,746)	—	—	—	20,087
Transfer of warrant issuance costs upon exercise of warrants (note 17)	(532)	532	—	—	—	—
Exercise of deferred share units	19	—	(28)	—	—	(9)
Share-based compensation costs	—	—	311	—	—	311
Balance - December 31, 2021	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	—	—	—	(22,727)	—	(22,727)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(289)	(289)
Actuarial gain on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	—	—	—	5,262	—	5,262
Comprehensive loss	—	—	—	(17,465)	(289)	(17,754)
Share-based compensation costs	—	—	544	—	—	544
Balance – December 31, 2022	293,410	5,085	90,332	(352,084)	(967)	35,776

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2022	2021	2020
	$	$	$
Revenues (notes 5 and 25)	5,640	5,260	3,652

Expenses (note 19)
Cost of sales	157	90	2,317
Research and development	12,506	6,574	1,506
Selling, general and administrative	8,230	7,267	5,893
Gain on modification of building lease	—	—	(219)
Impairment of intangible assets (note 10)	584	—	—
Impairment of goodwill (note 11)	7,642	—	—
(Reversal of) impairment of other assets (note 7)	124	—	(139)
Total operating expenses	29,243	13,931	9,358

Loss from operations	(23,603)	(8,671)	(5,706)

Gains due to changes in foreign currency exchange rates	879	215	572
Change in fair value of warrant liability (note 17)	—	—	1,147
Other finance costs	(3)	(21)	(736)
Net finance income	876	194	983

Loss before income taxes	(22,727)	(8,477)	(4,723)

Income tax recovery (expense) (note 22)	—	109	(395)

Net loss	(22,727)	(8,368)	(5,118)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(289)	367	(1,139)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans and remeasurement of the net defined benefit liability	5,262	(3,592)	(650)
Comprehensive loss	(17,754)	(11,593)	(6,907)

Basic and diluted loss per share (note 26)	(4.68)	(1.82)	(3.11)

Weighted average number of shares outstanding (basic and diluted)	4,855,876	4,596,980	1,643,327

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(in thousands of US dollars)

	Years ended December 31,
	2022	2021	2020
	$	$	$
Cash flows from operating activities
Net loss	(22,727)	(8,368)	(5,118)
Items not affecting cash and cash equivalents:
Amortization of deferred revenues	(1,704)	(1,670)	1,257
Share-based compensation costs	544	311	61
Provision for restructuring and other costs	(28)	23	(383)
Impairment of intangible assets (note 10)	584	—	—
Impairment of goodwill (note 11)	7,642	—	—
(Reversal of) impairment of other assets	124	—	(139)
Depreciation and amortization	135	145	232
Employee future benefits	295	161	217
Gain on modification of building lease	—	—	(219)
Change in fair value of warrant liability	—	—	(1,147)
Transaction costs of warrants issued, expensed as finance cost	—	—	732
Gain on disposal of property and equipment	—	(1)	(2)
Interest accretion on lease liabilities	4	7	(19)
Net foreign exchange differences	16	(179)	(688)
Other non-cash items	-	95	133
Refund (Payment) of income taxes	831	(1,605)	(1,448)
Changes in operating assets and liabilities (note 21)	604	2,500	2,402
Net cash used in operating activities	(13,680)	(8,581)	(4,129)

Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 16)	—	34,200	23,500
Transaction costs	—	(3,221)	(2,767)
Proceeds from exercise of warrants and deferred share units	—	20,087	—
Proceeds on deferred gain	16	98	—
Payments on lease liabilities	(134)	(127)	(265)
Net cash (used in) provided by financing activities	(118)	51,037	20,468

Cash flows from investing activities
Purchase of intangible assets	—	(609)	—
Purchase of property and equipment	(11)	(30)	—
Proceeds for disposals of property and equipment	—	1	6
(Decrease) increase in restricted cash equivalents	(1)	(20)	50
Net cash (used in) provided by investing activities	(12)	(658)	56

Effect of exchange rate changes on cash and cash equivalents	(879)	(769)	38

Net change in cash and cash equivalents	(14,689)	41,029	16,433
Cash and cash equivalents – beginning of year	65,300	24,271	7,838
Cash and cash equivalents – end of year	50,611	65,300	24,271

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

1. Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency-approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ is currently marketed in the US through a license agreement (the “Novo Amendment”) between the Company and Novo Nordisk Health Care AG (“Novo”) until May 2023 and in the United Kingdom and Europe through a license agreement with Consilient Healthcare Inc (“Consilient” or “CH”) under the trade name of Ghryvelin®. The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications with the potential for pediatric use.

Impact of COVID-19 and the Russian invasion of Ukraine

The impact of the COVID-19 variants and the Russian invasion of Ukraine continue to cause delays in site initiation and patient enrollment in our DETECT-trial and may be impacting sales activities for Macrilen™ in the US and for Ghryvelin® in Europe. As a result of these delays in our DETECT-trial, the DETECT-trial will now continue until later into 2023, as compared to the end of the 2022 year as anticipated at the end of the previous fiscal year. The delays associated with COVID-19 and the Russian invasion of Ukraine have resulted in additional costs to the program and an increase in the estimated costs to complete the DETECT-trial. The Company will continue to monitor the impact of the COVID-19 pandemic and the Russian invasion of Ukraine in future periods and assess the impact of these on its judgments, estimates, accounting policies and amounts recognized in the consolidated financial statements. Actual results could differ from these estimates, and such differences may be material.

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange and on the NASDAQ Capital Market.

Basis of presentation

(a) Statement of compliance

These consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

These consolidated financial statements were approved by the Company’s Board of Directors on March 22, 2023.

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

(d) Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the US dollar for the Company and its US subsidiary, Aeterna Zentaris, Inc., and the Euro (“EUR” or “€”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss within shareholders’ equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statements of loss and comprehensive loss.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory. As of December 31, 2022 and 2021, all inventory related to work in process.

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, which are related to a guarantee for a long-term operating lease obligation, and for corporate credit card programs that cannot be used for current purposes.

Property and equipment

Items of property and equipment are recorded at cost, net of accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Computer equipment	Straight-line	25% to 33 1/3%

Depreciation expense, which is recorded in the consolidated statement of loss and comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying items of property and equipment relate.

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

Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents, trademarks, in-licensed technology and rights to serialization equipment located at the Company’s third-party macimorelin manufacturer. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized beginning at the time at which the assets are available for use, on a straight-line basis over the assets’ estimated useful lives, which range from seven to fifteen years for in-process R&D and patents and are ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of loss and comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Contingent payments

The Company accounts for contingent variable payments for separately acquired intangible assets, such as in-licensed technology, under the cost accumulation approach. Contingent consideration is not considered on initial recognition of the asset but instead is added to the cost of the asset initially recorded when incurred.

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

Impairment of long-lived assets

Items of property and equipment and identifiable intangible assets with finite lives that are subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Intangible assets that are not subject to amortization are tested when there are indications that their carrying value may not be recoverable, or, at a minimum, annually. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Items of property and equipment and identifiable intangible assets with finite lives that have suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization, but instead is tested for impairment annually or more often if there is an indication that the group of CGUs to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of the group of CGUs, including the allocated goodwill, exceeds the group of CGU’s recoverable amount, which is the higher of fair value less costs of disposal and the group of CGU’s value in use. Fair value less costs of disposal is determined based on a market approach and also derived from market data, including, information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. Value in use is determined based on cash flow projections from financial budgets approved by senior management covering a five-year period. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the group of CGUs. In the event that the carrying amount of the group of CGU’s, including the allocated goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill, which are recorded in the consolidated statement of loss and comprehensive loss, are not subsequently reversed.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, with any difference recorded in the statement of loss and comprehensive loss.

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

Where the Company does not account for a lease modification as a separate lease, the lease liability is remeasured by: (a) decreasing the carrying amount of the right of use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease, with any gain or loss relating to the partial or full termination of the lease recorded in the consolidated statement of loss and comprehensive loss; or (b) making a corresponding adjustment to the right of use asset for all other lease modifications.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of loss and comprehensive loss.

Post-employment benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded post-employment benefit plans in Germany. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides defined contribution plans to some of its employees.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of loss and comprehensive loss as incurred–namely, over the period that the related employee service is rendered.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss (“FVTPL”); financial liabilities at FVTPL; financial assets at amortized cost; financial liabilities at amortized cost and financial assets at fair value through other comprehensive income (“FVTOCI”).

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value, and transaction costs directly attributable to issuing the financial assets are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. As of December 31, 2022 and 2021, the Company did not have any financial assets at FVTPL.

Financial liabilities at FVTPL

These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the financial liabilities are expensed in the statement of loss and comprehensive loss. Financial liabilities that are required to be measured at FVTPL are re-measured at each reporting date, with changes in fair value reported in the statement of loss and comprehensive loss. As of December 31, 2022 and 2021, the Company did not have any financial liabilities at FVTPL.

Financial assets at amortized cost

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Financial liabilities at amortized cost

Financial liabilities classified as amortized cost are initially recognized at fair value, less directly attributable transaction costs. After initial recognition, costs are subsequently measured at amortized cost using the effective interest rate method with interest expense recognized on an effective yield basis. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Interest accretion is recorded in interest expense in the consolidated statement of loss and comprehensive loss.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value, plus incremental transaction costs. Subsequently, financial assets at FVTOCI are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss in the period in which those gains or losses arise. As of December 31, 2022 and 2021, the Company did not have any financial assets at FVTOCI.

Impairment of financial assets at amortized cost

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

The Company grants deferred share units (“DSUs”) to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses in the consolidated statement of loss and comprehensive loss. At the time of redemption, each DSU may be exchanged for one common share of the Company, net of applicable holding taxes. Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Revenue recognition

The Company generates revenue from license and collaboration agreements with customers (license fees, milestone revenue, royalties), the provision of development services, the sale of certain active pharmaceutical ingredients (“API”), semi-finished goods and finished goods, and from certain supply chain activities, which are comprised largely of oversight or supervisory support services related to stability studies or development activities carried out with respect to API batch production as specified in underlying contracts with customers.

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

The Company applies judgment in determining whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, as estimates related to the measure of progress change, related revenue recognition is adjusted accordingly. Changes in the Company’s estimated measure of progress are accounted for on a cumulative catch-up basis as a change in accounting estimate and are recorded in the consolidated statement of loss and comprehensive loss in the period of adjustment.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and refundable investment tax credits for research and development, are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and are recognized where there is reasonable assurance that the amount of government assistance will be received, and all attached conditions will be complied with. When the amount relates to an expense item such as research and development costs, it is recognized as income on a systematic basis as a reduction to the costs that it is intended to compensate. When the grant relates to an asset, it reduces the carrying amount of the asset and is then recognized as income over the useful life of the depreciable asset by way of a reduced depreciation charge.

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

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options, warrants and similar instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted net loss per share is equal to the basic net loss per share as the Company is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Accounting for a contract modifications

The Novo Amendment as well as the Novo notice of termination of the Novo Amendment received on August 26, 2022, as defined and discussed in note 5 – License, supply and distribution arrangements, and which were determined to be modifications pursuant to the provisions of IFRS 15, required management to apply significant judgments, including: assessment of any changes to the scope of the license agreement; assessment of whether the remaining goods or services are distinct from goods or services transferred before the modifications; and assessment as to whether a portion of the changes in the transaction price was attributable to the amount of variable consideration promised before the modifications. Any changes in the judgments or assumptions applied to account for this agreement could have a significant impact on the Company’s revenue and deferred revenue.

License and collaboration arrangements with multiple elements

The Company enters into licensing and supply agreements related to the licensing, development, supply and distribution for macimorelin in various territories. Each agreement may contain specific terms or clauses that require careful analysis by management under IFRS 15 in order to ensure the appropriate accounting treatment is reached. The agreements may include non-refundable upfront payments and licensing fees, the provision of development services, pre- and post-commercialization milestone payments, royalties on future product sales derived from such license agreements, and supply arrangements. Management analyzes each agreement and applies significant judgment to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement, whether all parts of the contract are scoped within IFRS 15, to identify all performance obligations, determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Any changes in the judgments or assumptions applied can give rise to a significant impact on the Company’s revenues and deferred revenues.

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. Management has determined that using fair value less cost of disposal results in the higher estimated recoverable value. The carrying amount of its consolidated net assets is compared to the fair value less cost of disposal. Based on this calculation, management determined that goodwill was impaired (see note 11).

Employee future benefits

The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation. Because the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 15 - Employee future benefits.

Research and development accruals

As part of the process of preparing our financial statements, management is required to estimate accrued expenses including those pertaining to the Company’s research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. If the actual timing of the performance of services or the level of effort varies from management’s estimate, the Company adjusts the accrued or prepaid expense balance accordingly. Although the Company does not expect estimates to be materially different from amounts actually incurred, if those estimates of the status and timing of services performed differ from the actual status and timing of services performed, the Company may report amounts that are too high or too low in any particular period.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

4. Recent accounting pronouncements

New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

5. Revenue

Disaggregation of revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Years ended December 31,
	2022	2021	2020
	$	$	$
License fees	1,704	1,670	911
Development services	3,617	3,337	—
Product sales	57	—	2,370
Royalties	101	68	67
Supply chain	161	185	304
	5,640	5,260	3,652

Revenues of approximately $5,555 (2021 – $5,260 and 2020 - $3,634) are derived from Novo Nordisk.

License, supply and distribution arrangements

Novo Nordisk Health Care AG - Macrilen™ - United States and Canada

On January 16, 2018, the Company entered into a License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) a right to use license relating to the adult indication (the “Adult Indication”); (ii) a license for a future FDA-approved pediatric indication (the “Pediatric Indication”); (iii) the licensee to fund 70% of the costs of a pediatric clinical trial (the “DETECT-trial”) submitted for approval to the EMA and FDA to be run by the Company with oversight from a joint steering committee (the “PIP”); and (iv) for an Interim Supply Arrangement. In January 2018, the Company received a cash payment of $24,000 from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S. The Company is also entitled to receive a milestone payment of $5,000 upon FDA approval of the Pediatric Indication. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2020, the Interim Supply Arrangement was concluded and Novo contracted the Company to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

On November 16, 2020, the Company entered into an amendment (the “Novo Amendment”) of its existing License Agreement with Novo related to the development and commercialization of macimorelin.

Under the Novo Amendment, Aeterna continues to retain all rights to macimorelin outside of the U.S. and Canada but Novo agreed to make an upfront payment to Aeterna of $6,109 (€5,000), which the Company received in December 2020. Under the Novo Amendment, the royalty payment Aeterna receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to $40,000 and returns to 15% or more for annual net sales of macimorelin over $40,000. Additionally, the $5,000 variable payment owing to Aeterna by Novo, upon FDA approval of the pediatric indication, was waived. Under the Novo Amendment, Novo and Aeterna agreed that solely Aeterna will conduct the pivotal DETECT-trial in partnership with a contract research organization (“CRO”). Given the transfer of development activities to Aeterna, the percentage of DETECT-trial costs that Novo is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to €9,000 (approximately $10,980). Any additional external jointly approved DETECT-trial costs incurred over €9,000 will be shared equally between Novo and Aeterna. In addition, certain changes to rights and responsibilities of the joint steering committee were made.

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

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if Novo determines not to commercialize macimorelin in Canada, then Aeterna has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Novo Amendment also confirms that Aeterna has the right to use the results from the DETECT-trial, if successful, to support Aeterna seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in other regions outside of the two countries licensed to Novo, the U.S. and Canada.

Analysis prior to modification

At contract inception, upon analysis of the total discounted cash flows of both the $24,000 payment and the $5,000 payment upon FDA approval of the Pediatric Indication, the Company determined that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company had allocated the transaction price to the performance obligations resulting in $23,600 being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statement of loss and comprehensive loss for the year ended, December 31, 2018, and $400 being allocated to the Pediatric Indication, which was recognized as deferred revenue on the consolidated statement of financial position and amortized on a straight-line basis beginning January 2018, over a period of 5.4 years, into the consolidated statements of loss and comprehensive loss.

Under the License Agreement, the Company considered the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred. During 2020, the Company invoiced its licensee $1,099 as its share of the costs incurred by the Company.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

Notice of termination

On August 26, 2022, Novo provided the Company with a notice of termination of the Novo Amendment. Under the terms of the Novo Amendment, the termination is effective May 23, 2023 upon the completion of a 270 day notice period (“notice period”). Upon termination, the rights and licenses granted by the Company to Novo under the Novo Amendment will be returned to the Company, and the Company will regain full rights to continue the clinical development and future commercialization of Macrilen™. Following the notice of termination and throughout the 270 day notice period, as per the terms of the Novo Amendment, Novo will continue to fund all DETECT-trial costs up to $9.6 million (€9 million), and any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) will be shared equally between Novo and the Company.

The Company concluded that the notice of termination represents a contract modification for accounting purposes. The Company further concluded that upon receipt of the notice of termination, the remaining goods and services to be performed during the notice period are considered distinct goods and services and therefore, the contract modification is to be accounted for prospectively. As of the date of receipt of the notice of termination from Novo, the Company had recognized total license fees associated with the Pediatric Indication of $1,615 (€1,880) and total development services revenue of $3,865 (€4,448). Subsequent to the receipt of the notice of termination, management estimated the combined transaction price of the remaining services to be performed as $7,937 (€7,776), comprised of Pediatric Indication license fees of $2,872 (€2,814) and development services revenue of $5,065 (€4,962). Revenue associated with this combined performance obligation will be recognized as pediatric development services are incurred during the notice period, until the date of termination on May 23, 2023, using the cost-to-cost method. As such, all amounts in deferred revenue are classified as current as of December 31, 2022 to reflect the revised timing. Management will continue to reevaluate the transaction price at the end of each reporting period.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

Consilient Healthcare Limited - Macimorelin - European Union and United Kingdom

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

The Company allocated the transaction price to the combined performance obligation of the license agreement and the supply agreement for the adult and pediatric indication, using the application of an adjusted market assessment approach. Revenue will be recognized over time using an outputs method based on units of Licensed Product supplied to CH. The total units that the Company expects to supply to CH pursuant to the CH Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue.

In December 2021, the Department of Health and Social Care in the United Kingdom approved a list price which triggered a $226 (€0.2 million) pricing milestone payment, which was allocated to the Adult license performance obligation and deferred to the consolidated statement of financial position.

In May 2022, the list price was approved in Germany which triggered a $213 (€0.2 million) pricing milestone payment. In December 2022, the list price was also approved in Spain which triggered a further $106 (€0.1 million) pricing milestone payment. Both payments were allocated to the Adult license performance obligation and deferred to the consolidated statement of financial position.

The aggregate amount of the transaction price allocated to the Company’s unsatisfied or partially unsatisfied performance obligations under the CH Agreement as of December 31, 2022 was $1,591 (€1,483) and as of December 31, 2021 was $1,358 (€1,200). The Company expects to recognize the balance of the relevant deferred revenue over the remaining period of nine years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

For the year ended December 31, 2022, the Company recognized $18 (2021 - $nil) as license fee revenue associated with the CH Agreement.

NK Meditech Limited - Macimorelin - Korea

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

Liabilities related to contracts with customers

The Company has recognized the following deferred revenue balances related to contracts with customers:

	December 31, 2022
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	2,914	—	2,914
Consilient Healthcare Limited	35	1,556	1,591
NK Meditech Limited	—	128	128
	2,949	1,684	4,633

	December 31, 2021
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	4,791	23	4,814
Consilient Healthcare Limited	24	1,334	1,358
NK Meditech Limited	—	136	136
	4,815	1,493	6,308

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

6. Cash and cash equivalents

	December 31,
	2022	2021
	$	$
Cash on hand and balances with banks	50,611	55,600
Interest-bearing deposits with maturities of three months or less	—	9,700
	50,611	65,300

The Company had restricted cash equivalents amounting to $322 at December 31, 2022 (2021 - $335). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

7. Trade and other receivables

	December 31,
	2022	2021
	$	$
Trade accounts receivable	403	877
Value added tax	275	248
Other receivables	54	189
	732	1,314

During the year ended December 31, 2022, the Company recorded a write-down within other receivables of $124 (2021 - $nil).

8. Prepaid expenses and other current assets

	December 31,
	2022	2021
	$	$
Prepaid insurance	428	421
Prepaid research and development	1,998	1,329
Other	62	22
	2,488	1,772

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

9. Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2021	215	335	546	94	1,190
Additions	6	24	16	—	46
Modification of building lease	—	—	109	—	109
Disposals	(5)	(69)	—	—	(74)
Impact of foreign exchange rate changes	(17)	(22)	(48)	(7)	(94)
At December 31, 2021	199	268	623	87	1,177
Additions	—	11	—	38	49
Modification of lease	—	—	98	18	116
Disposals	—	(1)	(10)	—	(11)
Impact of foreign exchange rate changes	(11)	(13)	(26)	(7)	(57)
At December 31, 2022	188	265	685	136	1,274

	Accumulated Depreciation
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2021	199	329	437	46	1,011
Disposals	(5)	(69)	—	—	(74)
Depreciation	4	5	94	26	129
Impact of foreign exchange rate changes	(17)	(21)	(38)	(5)	(81)
At December 31, 2021	181	244	493	67	985
Disposals	—	(1)	(10)	—	(11)
Depreciation	2	9	94	25	130
Impact of foreign exchange rate changes	(10)	(12)	(21)	(3)	(46)
At December 31, 2022	173	240	556	89	1,058

	Carrying amount
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At December 31, 2021	18	24	130	20	192
At December 31, 2022	15	25	129	47	216

On September 30, 2022 the Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2024, resulting in a modification being recorded to the building right of use asset in the amount of $98 (2021 - $109).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

10. Identifiable intangible assets

Changes in the carrying value of the Company’s identifiable intangible assets are summarized below.

	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	32,411	(31,786)	625	35,020	(34,961)	59
Additions	—	—	—	609	—	609
Amortization	—	(5)	(5)	—	(16)	(16)
Impairment of intangible assets	(584)	—	(584)	—	—	—
Impact of foreign exchange rate changes	(2,055)	2,019	(36)	(3,218)	3,191	(27)
Balances – End of the year	29,772	(29,772)	—	32,411	(31,786)	625

In 2021, the Company recorded additions of $609, for separately identified intangibles related to upfront payments under certain license agreements. These intangible assets were not subject to amortization in the years ended December 31, 2022 and 2021 as they are not ready for their intended use. Amortization of intangible assets with finite lives of $5 (2021 - $16 and 2020 - $20) is presented in research and development expenses.

During the year ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. Furthermore, as part of the Company’s annual goodwill and intangible asset impairment assessment, the Company identified the need for an additional impairment of $372 to intangible assets, as discussed in note 11.

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

As consideration for having been granted the Option, Merck has agreed to pay the Company a total of $566 (€0.5 million) a portion of which is to be calculated as a reimbursement of all internal and external trademark fees incurred by the Company for all years beginning with 2020 until the Transfer Date. If the Company is not able to transfer the trademarks to Merck on the Transfer Date, all consideration paid by Merck to the Company through the Transfer Date shall be refunded to Merck, and all rights associated with the Trademarks shall revert back to the Company.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The carrying value of the trademarks underlying Cetrotide is $nil and the Company received proceeds of $16 (2021 - $98) in the year ended December 31, 2022 and as of December 31, 2022 has received total proceeds of $110 (2021 - $98). Any proceeds that are received pursuant to the Cetrotide Agreement have been or will be recorded as a deferred gain in the Company’s consolidated statement of financial position. The Company will recognize the entirety of the gain on the Transfer Date to the extent that the transfer is successful.

11. Goodwill

	December 31,
	2022	2021
	$	$
Balance – Beginning of period	8,130	8,815
Impairment of goodwill	(7,642)	—
Impact of foreign exchange rate changes	(488)	(685)
Balance – End of period	—	8,130

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2022, the market capitalization of the Company was below the carrying value of its shareholders’ equity, indicating a potential impairment of goodwill and impairment of the assets of the group of CGUs. For the year ended December 31, 2022, the recoverable amount of the group of CGUs was determined based on a fair value less cost of disposal (“FVLCD”) model. FVLCD was determined based on a market approach and also derived from market data, including, information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used. Management determined that value-in-use resulted in a lower estimated recoverable value than FVLCD. Based on the Company’s assessment, the recoverable amount of the group of CGUs was lower than the carrying value and therefore an impairment charge was recorded on its goodwill and intangible assets for an amount of $7,642 and $372 respectively.

12. Payables and accrued liabilities

	December 31,
	2022	2021
	$	$
Trade accounts payable	2,038	934
Accrued research and development costs	751	531
Accrued employee benefits	325	533
Payroll tax and other statutory liabilities	74	63
Other accrued liabilities	640	611
	3,828	2,672

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

13. Provisions

	December 31,
	2022	2021
	$	$
Balance – Beginning of period	277	371
Utilization of provision	(28)	(90)
Change in the provision	—	23
Unwinding of discount and impact of foreign exchange rate changes	(16)	(27)
Balances – End of the year	233	277
Less: current portion	45	34
Non-current portion	188	243

In 2013, the Company recognized a provision for certain non-cancellable contracts related to the Cetrotide activities, discussed in note 10, that were deemed onerous. The provisions for onerous contracts represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide.

14. Lease liabilities

	December 31,
	2022	2021
	$	$
Balance – Beginning of period	161	184
Additions	38	15
Interest paid as charged to net loss as other finance costs	(4)	(7)
Payment against lease liabilities	(134)	(127)
Modification of lease liability	114	103
Impact of foreign exchange rate changes	4	(7)
Balances – End of the year	179	161
Current lease liabilities	114	130
Non-current lease liabilities	65	31

The Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2024, resulting in a modification being recorded to the lease liability in the amount of $98 (2021 - $103).

Future lease payments as of December 31, 2022 are as follows:

$
Less than 1 year	114
1 – 3 years	65
Total	179

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

15. Employee future benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans and unfunded post-employment benefit plans in Germany. The plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the members’ length of service and their salary in the final years leading up to retirement.

These plans are governed by the employment laws of Germany, which generally require final salary payments of each plan to be adjusted every third year for either an inflationary increase or a set 1% increase per annum. The form of increase varies for each plan and was an election made by each plan when it was initially established.

Since the pension liability is adjusted for either an increase in inflation or a set 1% increase per annum, the pension plan is exposed to the Company’s inflation, interest rate risks and changes in the life expectancy for pensioners. As the plan assets include significant investments in listed equity shares of entities and real estate, the Company is also exposed to equity market and property market risk. A decrease in corporate bond yields will also increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

In the past, certain Pension Benefit Plans were accounted for as defined contribution plans as sufficient information was not available for the Company to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Benefit Plans. In 2021, additional information became available to the Company, which began to account for its proportionate share of the defined benefit obligation and plan assets amounting to $16,137 and $11,963, respectively, which amounts were recorded through other comprehensive income.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the Company’s accrued benefit obligations associated with the employee future benefit obligation is summarized for the years ended:

	December 31,
	2022			2021
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	29,313	99	29,412	15,435
Current service cost	122	20	142	65
Interest cost	294	1	295	88
Actuarial gain arising from changes in financial assumptions	(5,903)	(12)	(5,915)	(1,130)
Past service cost associated with multi-employer plan	—	—	—	16,137
Actuarial loss arising from change in current assumptions on funding of future pension increases	—	—	—	556
Benefits paid	(742)	(10)	(752)	(511)
Impact of foreign exchange rate changes	(1,427)	(5)	(1,432)	(1,228)
Balances – End of the period	21,657	93	21,750	29,412

Change in plan assets
Balances – Beginning of the period	11,927	—	11,927	—
Presentation of plan assets as of December 31, 2021	—	—	—	11,963
Interest income from plan assets	120	—	120	—
Employer contributions	45	—	45	—
Employee contributions	10	—	10	—
Benefits paid	(247)	—	(247)	—
Remeasurement of plan assets	(641)	—	(641)	—
Impact of foreign exchange rate changes	(623)	—	(623)	(36)
Balances – End of the period	10,591	—	10,591	11,927

Net liability of the unfunded plans	10,694	93	10,787	12,749
Net liability of the funded plans	372	—	372	4,736
Net amount recognized as Employee future benefits	11,066	93	11,159	17,485

Amounts recognized:
In net loss	286	9	295	161
Actuarial gain (loss) on defined benefit plans and remeasurement of the net defined benefit liability in other comprehensive (gain) loss	5,262	—	5,262	(3,592)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company’s proportionate share of the multi-employer pension plan assets as of December 31, 2022 are as follows:

	December 31,
	2022	2021
	$	$
Equity instruments (Level 1)	846	826
Debt instruments (Level 1)	6,302	7,445
Cash and cash equivalents (Level 1)	46	67
Real estate (Level 3)	2,079	2,207
Other (Level 3)	1,318	1,382
	10,591	11,927

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2022	2021	2020	2022	2021	2020
	%	%	%	%	%	%
Discount rate	3.75	1.10	0.60	3.75	1.10	0.60
Pension benefits increase	2.00	0.50	0.50	2.00	0.50	0.50
Rate of compensation increase	2.50	2.50	2.00	2.50	2.50	2.00

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	December 31,
	2022	2021	2020
	Years	Years	Years
Retiring at the end of the reporting period:
Male	21	21	20
Female	24	24	24

In accordance with the assumptions used as of December 31, 2022, undiscounted defined pension benefits expected to be paid are as follows:

Total $
2023	829
2024	895
2025	894
2026	926
2027	1,083
Thereafter	35,976
40,603

The weighted average duration of the defined benefit obligation is 14.4 years (2021 – 16.0 years).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

If variations in the following assumptions had occurred during 2022, the impact on the Company’s pension benefit obligation of $21,657 as of December 31, 2022 would have been as follows:

Assumption	Increase	Decrease

Change in discount rate of 0.25%	(730)	771
Change in salary rate of 0.25%	16	(16)
Change in pension rate assumption by 0.25%	456	(438)
Change mortality by one year	1,014	(1,020)

Total expenses for the defined benefit plan that the Company accounts for as a defined contribution plan amounted to approximately $20 for the year ended December 31, 2022 (2021 - $45 and 2020 - $38).

16. Share Capital

Authorized

The Company has unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

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

Issued and outstanding	Common shares	Amount
	#	$
Balance – December 31, 2019	799,780	224,528

Issuance of common shares, net of transaction costs	1,707,365	10,480
Balance – December 31, 2020	2,507,145	235,008

Issuance of common shares, net of transaction costs	943,448	29,082
Exercise of warrants, net of issuance costs upon exercise	1,404,443	29,301
Exercise of deferred share units	840	19
Balance – December 31, 2021	4,855,876	293,410

	—	—
Balance – December 31, 2022	4,855,876	293,410

On July 15, 2022, the Company’s shareholders and board of directors approved an amendment to the Company’s articles of incorporation to effect a 1-for-25 share consolidation (reverse split) of the Company’s common shares. The Company’s outstanding stock options, DSUs and warrants were also adjusted to reflect the 1-for-25 share consolidation (reverse split) of the Company’s common shares. Accordingly, all common shares, DSU, warrants, stock options and per share amounts in these consolidated financial statements have been retroactively adjusted for all years presented to give effect to the share consolidation (reverse split). Outstanding warrant and stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The share consolidation (reverse split) was affected on July 21, 2022.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

2021

On February 19, 2021, the Company completed an underwritten public offering of 820,390 common shares at $36.25 per common share, resulting in aggregate gross proceeds of $29,739, less underwriting discounts, commissions and offering expenses of $2,837 (the “February 2021 Financing”). The Company also granted to the underwriter and placement agent (the “Underwriter”), a 30-day over-allotment option to purchase up to 123,058 additional common shares at a price of $36.25 per common share (the “Underwriter Option”). Additionally, the Company issued warrants underlying 57,427 common shares to the Underwriter, with each warrant bearing an exercise price of $45.31 (the “February 2021 Placement Agent Warrants”). The February 2021 Placement Agent Warrants expire on February 17, 2026.

On February 22, 2021, the Underwriter exercised the Underwriter Option and received 123,058 common shares in exchange for gross proceeds to the Company of $4,461. Upon exercise of the Underwriter Option, the Underwriter also received an additional 8,614 February 2021 Placement Agent Warrants.

Aggregate gross proceeds received in connection with the February 2021 Financing totaled $34,200, less cash transaction costs of $3,221 and non-cash transaction costs, which represent the issue-date fair value of the February 2021 Placement Agent Warrants, of $1,897.

2020

On February 21, 2020, the Company closed a registered direct offering for 139,130 common shares, at a purchase price of $32.25 per share, priced at-the-market. Additionally, 104,348 investor warrants were issued at an exercise price of $30.00 per common share and 9,739 broker warrants were issued at an exercise price of $40.50 per common share. The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $311 allocated to the warrant liability were recorded as expense in the consolidated statement of loss and comprehensive loss.

On July 7, 2020, the Company closed a public offering of 1,066,667 units at a price of $11.25 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor warrant to purchase one common share. In total, 1,066,667 common shares, 1,066,667 investor warrants at an exercise price of $11.25 per share expiring July 7, 2025 (the “July 2020 Investor Warrants”) and 74,661 placement agent warrants with an exercise price of $14.06 per share, expiring July 1, 2025 (the “July 2020 Placement Agent Warrants”) were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

On August 5, 2020, the Company closed a securities purchase agreement of 497,115 common shares at a purchase price of $14.08 per common share. The offering resulted in gross proceeds of $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 372,836 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $11.75 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 34,798 common shares, with an exercise price of $17.60 per share and an expiration date of August 3, 2025. The gross proceeds of $7,000 was allocated as $3,944 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $3,056 were allocated to share capital. The transaction costs of $748 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs of $327. The transaction costs of $421 allocated to the warrant liability were recorded as expense in the consolidated statement of loss and comprehensive loss.

17. Warrants

Warrant activity for the years ended December 31, 2022, 2021 and 2020, was as follows:

	Number	Weighted average exercise price	Amount
	#	$	$
December 31, 2019	—	—	—
Granted	1,141,328	11.44	5,025
Reclassification of warrant liability to equity	654,722	21.39	7,377
December 31, 2020	1,796,050	17.79	12,402

Granted	66,041	45.31	1,897
Exercised	(1,404,443)	14.31	(9,746)
Allocation of transaction costs to share capital	—	—	532
December 31, 2021	457,648	21.76	5,085

	—		—
December 31, 2022	457,648	21.76	5,085

Reclassification of warrant liability to equity

The Company had issued 133,000 unregistered investor warrants in the September 2019 closed direct offering (the “September 2019 Warrants”) as well as 104,348 unregistered investor warrants (the “February 2020 Investor Warrants”) and 9,739 unregistered placement agent warrants (the “February 2020 Placement Agent Warrants”) in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the consolidated statement of loss and comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company also issued 372,836 unregistered investor warrants (the “August 2020 Investor Warrants”) and 34,799 unregistered placement agent warrants (the “August 2020 Placement Agent Warrants”) in the August 2020 registered direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants were accounted for as a liability on issuance and measured at fair value using the Black-Scholes option pricing model. Effective September 14, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of September 14, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the consolidated statement of loss and comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity.

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	Years ended December 31,
	2021	2020
Expected dividend yield	0.00%	0.00%
Expected volatility	119.18%	116.50%
Risk-free annual interest rate	0.59%	0.31%
Expected life (years)	4.99	5.09
Weighted average share price	$37.00	$14.84
Weighted average exercise price	$45.31	$20.74

The expected volatility of these warrants was determined using historical volatility rates and the expected life was determined based on time to expiry from the issuance date.

18. Other capital

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

Stock options

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The compensation expense for the year end December 31, 2022 was $142 (2021 – $107 and 2020 – ($51)) recognized over the vesting period. Option activity for the years ended December 31, 2022, 2021 and 2020, was as follows:

	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAD$)
	#	$	#	$
December 31, 2019	29,645	90.25	18	22.80
Granted	7,200	9.15	—	—
Canceled/Forfeited	(13,214)	64.00	—	—
Expired	(3,375)	53.50	(18)	22.80
December 31, 2020	20,256	36.43	—

Granted	23,200	10.51	—	—
Expired	(1)	14,000.00	—	—
December 31, 2021	43,455	21.95	—

Granted	2,000	8.88	—	—
Canceled/Forfeited	(2,900)	14. 49	—	—
Expired	(525)	165.08	—	—
December 31, 2022	42,030	20.05	—

On January 17, 2023, subsequent to year end, the Company granted 14,000 stock options under the LTIP. The stock options will be exercisable at $3.75 per share and will have a term of seven years and will vest over a period of three years.

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

	Years ended December 31,
	2022	2021	2020
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	115.75%	115.80%	112.50%
Risk-free annual interest rate	1.59%	1.23%	0.27%
Expected life (years)	5.72	5.71	4.02
Weighted average share price	$8.88	$10.51	$9.15
Weighted average exercise price	$8.88	$10.51	$9.15
Weighted average grant date fair value	$7.47	$8.82	$6.79

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

At December 31, 2022, the following options were outstanding:

	Options outstanding			Options exercisable
Range of US dollar stock option exercise prices	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
8.88 to 10.00	8,800	5.20	9.09	4,538	4.95	9.15
10.01 to 20.00	21,200	5.96	10.51	7,072	5.96	10.51
20.01 to 30.00	6,000	3.91	22.68	6,000	3.91	22.68
50.01 to 60.00	3,400	2.21	51.99	3,400	2.21	51.99
60.01 to 87.50	2,630	0.84	86.37	2,630	0.84	86.37
	42,030	4.89	20.05	23,640	4.14	27.74

Deferred share units

The compensation expense for the year end December 31, 2022 was $402 (2021 – $204 and 2020 - $112) and is presented in selling, general and administrative expenses. DSU activity for the years ended December 31 are:

	Years ended December 31,
	2022	2021	2020
	#	#	#
Balance – Beginning of the year	16,920	6,920	8,480
Granted	80,000	11,200	4,800
Exercised	—	(1,200)	(6,360)
Balance – End of the year	96,920	16,920	6,920

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

19. Expenses by nature

	Years ended December 31,
	2022	2021	2020
	$	$	$
Inventory expensed during the year	54	—	2,317
Provision for obsolete inventory	32	—	—
Third-party research and development	11,244	5,534	692
Salaries, wages and benefits	3,563	3,037	2,789
Professional and consulting fees	2,475	2,570	2,185
Insurance	1,687	1,077	861
Stock-based compensation	544	311	61
Software and IT services	386	387	275
Depreciation and amortization	135	144	232
Marketing, communications and investor relations	317	289	34
Impairment of goodwill	7,642	—	—
(Reversal of) impairment of other assets	124	—	(139)
Impairment of intangible assets	584	—	—
Travel, meals and entertainment	225	111	49
Office, rent and telecommunications	120	162	272
License fees	19	139	27
Other	92	170	(78)
Gain on modification of building lease	—	—	(219)
	29,243	13,931	9,358

20. Compensation of key management

Key management includes the Corporation’s Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	Years ended December 31,
	2022	2021	2020
	$	$	$
Salaries and short-term benefits	1,848	1,646	1,540
Consultant’s fees	17	163	167
Post-retirement benefits	63	70	86
Stock-based compensation	460	295	160
	2,388	2,174	1,953

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

21. Supplemental disclosure of cash flow information

	Years ended December 31,
	2022	2021	2020
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	592	120	(1,023)
Inventory	(161)	(56)	1,182
Prepaid expenses and other current assets	(783)	(750)	(702)
Payables and accrued liabilities	1,076	634	51
Income taxes payable	—	(109)	395
Deferred revenues	441	3,010	3,031
Provision for restructuring and other costs	(2)	—	—
Employee future benefits	(559)	(349)	(532)
	604	2,500	2,402

22. Income taxes

Significant components of the current and deferred income tax recovery (expense) for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Years ended December 31,
	2022	2021	2020
	$	$	$
Current income tax recovery (expense)	—	109	(395)
Deferred tax:
Origination and reversal of temporary differences	2,885	1,291	1,509
Change in unrecognized tax assets	(2,885)	(1,291)	(1,509)
Total income tax recovery (expense)	—	109	(395)

From time to time, the Company is subject to tax audits. While the Company believes that its filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. Although the Company believes its tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from historical income tax provisions and accruals. In 2020, AEZS Germany underwent a tax audit regarding the taxation years 2013 to 2016. As of December 31, 2022 and 2021, the tax authorities concluded the audit for those years. The subsequent years remain unaudited, and the Company has accrued $108 as an uncertain tax provision for those years.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2022	2021	2020

Combined Canadian federal and provincial statutory income tax rate	26.5%	26.5%	26.5%

	Years ended December 31,
	2022	2021	2020
	$	$	$
Income tax recovery based on combined statutory income tax rate	6,023	2,246	1,252
Change in unrecognized tax assets	(2,885)	(1,291)	(1,872)
Share issuance costs	—	367	363
Permanent difference attributable to impairment of goodwill	(2,407)	—	—
Impact of expiring investment tax credits	(1,559)	(1,724)	(481)
Provision to filed return adjustments	106	151	—
Permanent difference attributable to net change in fair value of warrant liability	—	—	304
Share-based compensation costs	(144)	(82)	(16)
Difference in statutory income tax rate of foreign subsidiaries	902	226	99
Uncertain tax position	—	—	(123)
Other	(36)	216	79
	—	109	(395)

Loss before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2022	2021	2020
	$	$	$
Germany	(16,756)	(4,383)	(2,042)
Canada	(5,679)	(3,860)	(2,463)
United States	(292)	(234)	(218)
Total loss before income taxes	(22,727)	(8,477)	(4,723)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
	$	$
Deferred tax assets

Operating losses carried forward	582	205
Intangible assets	—	776
	582	981
Deferred tax liabilities

Accounts receivable	—	375
Payables and accrued liabilities	450	7
Property and equipment	55	47
Deferred revenues	—	492
Other	77	60
	582	981

Deferred tax assets (liabilities), net	—	—

Significant components of unrecognized deferred tax assets and losses are as follows:

	December 31,
	2022	2021
	$	$
Unrecognized deferred tax assets

Deferred revenues and other provisions	1,475	1,680
Operating losses carried forward	87,445	87,734
Capital losses carried forward	210	105
SR&ED Pool	9,138	9,138
Unused tax credits	1,559	2,945
Employee future benefits	1,317	3,396
Property and equipment	524	523
Intangible assets	95	—
Share issuance expenses	781	1,110
Other	294	84
Unrecognized deferred tax assets	102,838	106,715

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $102,838.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

As of December 31, 2022, the Corporation has total accumulated non-capital losses of $84,234 federally and $82,833 provincially, which may be carried forward for twenty years and used to reduce taxable income in future years. The Corporation has not recognized deferred tax assets on any of the non-capital losses, due to the uncertainty that there will be sufficient taxable income or that the taxable temporary differences will be reversing in the same reporting period and jurisdiction. The losses will be expiring as follows:

	Canada
	Federal	Provincial
	$	$
2028	8,054	6,668
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,501
2040	3,808	3,808
2041	4,822	4,822
2042	6,367	6,367
	84,234	82,833

The Company has non-refundable R&D investment tax credits of approximately $1,559 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2023 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the US. The federal tax losses amount to approximately $208,656 in Germany (€ 195,006) for which there is no expiry date, and to $5,095 in the US. The losses in the US will be expiring as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
indefinite	1,224
indefinite	771
indefinite	516
indefinite	535
5,095

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

23. Capital management

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements. Over the past several years, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 24. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

24. Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2022 and 2021 are presented below.

December 31, 2022	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	50,611	—
Trade and other receivables	457	—
Restricted cash equivalents	322	—
Payables and accrued liabilities	—	3,752
Lease liability	—	179
	51,390	3,931

December 31, 2021	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	65,300	—
Trade and other receivables	1,065	—
Restricted cash equivalents	335	—
Payables and accrued liabilities	—	2,609
Lease liability	—	161
	66,700	2,770

Assets and liabilities, such as value added taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from trade and other receivables and payables and accrued liabilities.

Fair value

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

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

As of December 31, 2022, three counterparties included in trade accounts receivable comprised a total receivable of approximately $403 (2021 - $932) of which $nil (2021 - $55) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2022, the Company has provided for all outstanding and unpaid amounts relating to its operations.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23, the Company manages this risk through the management of its capital structure by monitoring rolling forecasts of the Company’s cash and cash equivalents on the basis of expected cash flows.

Management concluded that the Company has sufficient cash on hand to meet its obligations as they become due for the next 12 months, considering the Company’s planned research and development activities, selling expenses, general and administrative expenses and working capital requirements. The Company has the ability to scale its research and development activities, and will do so as necessary, based on cash availability. While the Company has $50,611 in cash and cash equivalents at December 31, 2022, it continues to have an ongoing need for additional capital resources to research and develop, commercialize and manufacture its products and technologies.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 14.

(c) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2022, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2022 would have been lower or higher by approximately $823 (2021 - $300 and 2020 - $110).

25. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Geographical information

Revenues by geographical area have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees and are detailed as follows:

	Years ended December 31,
	2022	2021	2020
	$	$	$
Switzerland	5,395	5,075	905
Ireland	82	—	73
Denmark	160	185	2,655
Other	3	—	19
	5,640	5,260	3,652

Non-current assets include restricted cash equivalents, right of use assets, property and equipment, identifiable intangible assets, other asset and goodwill (2021 only) and are detailed by geographical area as follows:

	December 31,
	2022	2021
	$	$
Germany	463	9,212
Canada	4	—
United States	71	70
	538	9,282

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021 and for the years ended

December 31, 2022, 2021 and 2020

(in thousands of US dollars, except share and per share data and where otherwise noted)

26. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2022	2021	2020
	$	$	$
Net loss	(22,727)	(8,368)	(5,118)
Basic and diluted weighted-average number of shares outstanding	4,855,876	4,596,980	1,643,327

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	138,950	60,375	27,176
Share purchase warrants	457,648	457,648	1,796,050

27. Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	9,250	1,577	10,827
1 – 3 years	1,362	218	1,580
4 – 5 years	29	—	29
More than 5 years	—	—	—
	10,641	1,795	12,436

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners (note 10). Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up $38,458 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

28. Subsequent event

On March 15, 2023, with the Company’s consent, Consilient Health entered into an assignment agreement to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Atnahs Pharma UK Limited (“Pharmanovia”). Also on March 15, 2023, the Company and Pharmanovia entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to Pharmanovia.

29. Reclassification of comparative figures

Certain comparative amounts in the consolidated statements of financial position, consolidated statements of loss and comprehensive loss and the notes to these consolidated financial statements have been reclassified to conform to the presentation adopted in the current year.

Item 19. Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2	Description of Securities Registered Under Section 12 of The Exchange
4.1	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3	License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)
4.4	Form of Warrant Agreement (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.5	Placement Agency Agreement between the Registrant and Maxim Group LLC, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.6	Form of Securities Purchase Agreement by and between the Registrant and certain institutional investors, dated as of September 20, 2019 (incorporated by reference to Exhibit 99.3 of the Registrant’s report on Form 6-K furnished to the Commission on September 20, 2019)
4.7	Form of Investor Warrant (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 of the Registrant’s report on Form 6-K furnished to the Commission on February 21, 2020)
4.9	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 30, 2020)
4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.6 of the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 30, 2020)
4.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Registration Statement Form F-1 filed with the Commission on June 30, 2020)
4.12	Form of Investor Warrant (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on August 5, 2020)
4.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.5 of the Registrant’s report on Form 6-K furnished to the Commission on August 5, 2020)
4.14	Amendment Agreement dated November 16, 2020, by and between Aeterna Zentaris GmbH and Novo Nordisk Biopharm Limited. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on November 16, 2020)
4.15	License Agreement effective December 7, 2020, by and between Aeterna Zentaris GmbH and Consilient Health Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on December 7, 2020)
4.16	Engagement Letter dated February 14, 2021 between the Registrant and H.C. Wainwright & Co.
4.17	Novo Nordisk Early - Termination of Amendment Agreement (“Agreement”) dated as of 16 November 2020
8.1	Subsidiaries of the Registrant

11.1	Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2017 filed with the Commission on March 28, 2018)
11.2	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst &Young LLP
15.2	Consent of PricewaterhouseCoopers LLP

Exhibit Index

101. Inline INS XBRL Instance Document

101. Inline SCH XBRL Taxonomy Extension Schema

101. Inline CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. Inline DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. Inline LAB XBRL Taxonomy Extension Schema Label Linkbase

101. Inline PRE XBRL Taxonomy Extension Schema Presentation Linkbase

104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AETERNA ZENTARIS INC.

/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

Date: March 22, 2023

