Form 20-F/A
period 2022-12-31
Aeterna Zentaris Inc.
filed 2024-02-15
CIK 1113423

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Aeterna Zentaris Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on March 23, 2023 (the “Original Filing”). The Company is filing this Amendment solely to reflect that the consolidated financial statements included in the Original Filing and this Amendment were prepared in accordance with Item 18 of Form 20-F, not Item 17 of Form 20-F, as erroneously indicated in the Original Filing.

This Amendment consists solely of the cover page, this Explanatory Note and corrected Item 17 and Item 18, with the same consolidated financial statements that are contained in the Original Filing, but reflecting that such consolidated financial statements were prepared in accordance with Item 18 of Form 20-F, not Item 17 of Form 20-F. Additionally, any references to “Item 17” in the Original Filing now refer to “Item 18.” Accordingly, this Amendment should be read in conjunction with the Original Filing.

This Amendment does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Original Filing, including the previously reported consolidated financial statements, other than to reflect that the consolidated financial statements included in the Original Filing were prepared in accordance with Item 18 of Form 20-F. This Amendment speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the date the Original Filing was filed with the SEC.

2

3

PART III

Item 17 Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The financial statements appear on pages 5 to 52.

4

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

Item 19. Exhibits

The following exhibits are filed as part of this Amendment No. 1 to Annual Report on Form 20-F/A:

Exhibit
No.	Document

12.1†	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2†	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1#	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2#	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1†	Consent of Ernst &Young LLP

15.2†	Consent of PricewaterhouseCoopers LLP

†	Filed with this Annual Report on Form 20-F/A
#	Furnished with this Annual Report on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

AETERNA ZENTARIS INC.

/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

Date: February 15, 2024

