Form 20-F
period 2023-12-31
Aeterna Zentaris Inc.
filed 2024-03-27
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 4,855,876 Common Shares as at December 31, 2023.

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

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the “Company”, “Aeterna Zentaris”, “Aeterna”, “we”, “us”, “our” or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars and references to “EUR” and “€” are to euros, and references to “£” are to British Pounds. Unless otherwise indicated, all information contained in this Annual Report on Form 20-F are presented as of December 31, 2023.

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

Special Note on Forward-Looking Statements

This Annual Report on Form 20-F and the documents incorporated herein by reference contain “forward-looking information” as defined in Canadian securities laws and “forward-looking statements” made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. All statements other than statements of historical facts included in or incorporated by reference into this Annual Report on Form 20-F, under the caption “Key Information—Risk Factors” filed with the relevant Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”) that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Our forward-looking statements may relate to the Company’s future outlook and anticipated events or results, and may include statements regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, plans and objectives of the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities of the Company are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” or the negative of these words or other words and terms of similar meaning.

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

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this Annual Report, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors” and those relating to: Aeterna’s expectations with respect to the DETECT-trial (including regarding the enrollment of subjects in the DETECT-trial, the application of the macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD as well as Parkinson’s disease, and developing a manufacturing process for selected candidates; Aeterna’s expectations regarding conducting assessments in relevant Parkinson’s disease models; The University of Queensland undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of ALS and Aeterna formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study of AEZS-150; the impacts associated with the termination of the license agreement with Novo Nordisk Healthcare AG; the expected outcomes and benefits of the Arrangement (as defined herein); the ability of Aeterna and Ceapro Inc. (“Ceapro”) to complete the Arrangement on the terms described herein, or at all; the anticipated timeline for the completion of the Arrangement; and receipt of regulatory and stock exchange approvals (including approval of the continued listing of Aeterna’s common shares on the Nasdaq and the TSX).

2

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: Aeterna’s and Ceapro’s present and future business strategies; operations performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined operations will operate in the future; anticipated capital and operating costs; and the availability and timing of required stock exchange, regulatory and other approvals for the completion of the Arrangement; our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in CGHD; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG; the long-term changes to markets due to the global pandemic of COVID-19, including increases in materials costs and supply chain difficulties and the corresponding impacts on consumer behavior and the potential effects on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”).

These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in this Annual Report on Form 20-F and in other documents incorporated herein by reference.

However, we advise you to review any further disclosures we make on related subjects in our reports on Form 6-K filed or furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of the ongoing and developing lingering effects of the COVID-19 pandemic and its resulting impacts on the global economy and its uncertain impact on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially, adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and all forward-looking statements in the documents incorporated by reference are based on information available to us as of the date of each such document. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable law.

Risks Relating to Us and Our Business

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	the delisting of our Common Shares from the NASDAQ or the TSX, or a failure to satisfy such exchanges’ listing requirements in relation to the Plan of Arrangement, could impact their market price and liquidity;

●	we may be a passive foreign investment company, which could result in adverse tax consequences;

●	our net operating losses may be limited under U.S. tax laws;

●	our Rights Plan may prevent changes of control of the Company;

●	the economic effects of a public health crisis may impact the market price of our Common Shares;

●	investments in biopharmaceutical companies are generally considered to be speculative;

●	risks relating to the failure to commercialize or out-license Macrilen™ (macimorelin);

●	our revenues and expenses may fluctuate significantly and we may fail to meet financial expectations;

●	the failure to complete the pediatric clinical trial program for Macrilen™ (macimorelin) could impact our operations;

●	our dependence on strategic third-party relationships regarding Macrilen™ (macimorelin);

●	we may be unsuccessful in completing further out-licensing arrangement for Macrilen™ (macimorelin);

●	we have initiated significant early-stage pre-clinical programs;

●	we may require significant additional financing, and we may not have access to sufficient capital;

●	we are and will be subject to ongoing government regulation for our products and marketing approval for Macrilen™ (macimorelin) could be subject to restrictions or withdrawals;

●	healthcare reforms could hinder the commercial success of a product and affect our business;

●	we may be subject to civil or criminal penalties if we interact with healthcare practitioners in a way that violates healthcare fraud or abuse laws;

●	we may be unable to generate significant revenues if Macrilen™ (macimorelin) does not gain market acceptance or if we fail to obtain acceptable prices or adequate reimbursement for Macrilen™ (macimorelin);

●	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success;

●	we may not achieve our projected development goals in the time-frames we announce and expect;

●	competition in our targeted markets is intense, and development by other companies could render Macrilen™ (macimorelin), or any of our future products, non-competitive;

●	we may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property;

●	we may infringe the intellectual property rights of others, resulting in costly and time-consuming litigation, which may subject us to liabilities;

●	we may not obtain trademark registrations for our current or future products;

●	any difficulties or delays in our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects;

●	the FDA and other foreign equivalents may not accept data from clinical trials outside the United States, in which case our development plans will be delayed, which could materially harm our business;

●	we are dependent on a stable and consistent supply of ingredients and raw materials for our operations;

●	we rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily;

●	the failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls;

●	we are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations;

●	we may be subject to litigation in the future;

●	we are subject to the risk of product liability claims for which we may not have adequate insurance coverage;

●	claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders;

●	it may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence;

●	we can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective;

●	we may have material weaknesses in our internal controls over financial reporting which could have a material adverse effect on the price of our Common Shares

●	we are subject to environmental laws and may be subject to environmental remediation obligations that may have a material adverse effect on our business;

●	we may incur losses associated with foreign currency fluctuations;

●	legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations;

●	data security breaches and other cyber security risks may disrupt our operations and adversely affect our operating results;

●	our systems, procedures and controls may not be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement with Ceapro.

●	we may be unable to successfully integrate our businesses with Ceapro’s and realize the anticipated benefits of the Plan of Arrangement.

●	failure by us or Ceapro to comply with applicable Laws prior to the Plan of Arrangement could subject the combined company to penalties and other adverse consequences following completion of the Plan of Arrangement

●	our share price is volatile, which may result from factors outside of our control;

●	we do not intend to pay dividends in the near future;

●	future issuances of securities and hedging activities may depress the trading price of our Common Shares;

●	in the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses;

●	our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company; and

●	our business could be negatively affected as a result of the actions of activist shareholders.

Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”). Although we are in compliance with the Bid Price Rule as of the date of this Annual Report, we have previously fallen out of compliance and there is no guarantee that we will be able to maintain it going forward.

If we were to fall out of compliance with the Bid Price Rule or Nasdaq’s other continued listing requirements, we would consider all options to remain in compliance with the Nasdaq’s continued listing requirements, including a consolidation of our Common Shares.

In the event that we fail to satisfy any of the listing requirements of Nasdaq, including the Bid Price Rule, Nasdaq may reject our application to list on Nasdaq.

The Common Shares are currently listed on both the Nasdaq and the TSX under the symbol “AEZS”, however, under applicable Nasdaq rules and regulations, the Plan of Arrangement will be considered to be change of control requiring a new listing and, in such a circumstance, we will be required to make a new application to list the Common Shares on Nasdaq following the completion of the Plan of Arrangement. To meet the Nasdaq’s initial listing requirements, the Nasdaq requires, among other things, that listed securities have a minimum bid price of US$4.00 per share or a minimum closing price of US$2.00 to US$3.00 per share, with the specific requisite price based on the satisfaction of certain financial and liquidity requirements set forth in Nasdaq Listing Rules 5505(a) and (b) in accordance with the Bid Price Rule.

We are considering all options to satisfy the Nasdaq’s initial listing requirements in connection with the Plan of Arrangement, including a consolidation of our Common Shares (the “Consolidation”). Pursuant to the Consolidation, all issued and outstanding Common Shares will be consolidated on the basis of one post-Consolidation Common Share for every three to four pre-Consolidation Common Shares. Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Consolidation to the extent sufficient to ensure compliance with the initial listing requirements to allow for a listing of the Common Shares on the Nasdaq following the completion of the Plan of Arrangement, or that the market price of the Common Shares will not decrease in the future and result in noncompliance with the continuous listing Bid Price Rule. There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the initial or continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Company fails to meet other Nasdaq listing requirements.

The market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation Ratio but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Consolidation.

Although the Company believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Company, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Consolidation Ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-Common Consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

In addition to the Bid Price Rule, if the Plan of Arrangement is treated as a new listing, Nasdaq requires us to have, depending on the applicable listing standard: (i) stockholders’ equity of at least US$5 million, a market value of unrestricted publicly held shares of US$15 million, an operating history of 2 years, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; (ii) stockholders’ equity of at least US$4 million, a market value of unrestricted publicly held shares of US$15 million, a market value of listed securities of at least US$50 million, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; or (iii) stockholders’ equity of at least US$4 million, a market value of unrestricted publicly held shares of US$5 million, net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least US$750,000, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers, in each case in addition to the Nasdaq’s corporate governance requirements.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2023 taxable year and will not likely be a PFIC during our 2024 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2024 taxable year).

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

Our Rights Plan May Prevent Transactions Resulting in a Change of Control of the Company

Effective June 21, 2022, the shareholders re-approved our Rights Plan that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued Common Share, and one right will be issued with each additional Common Share that may be issued from time to time. The Rights Plan may have a significant anti-takeover effect. The Rights Plan has the potential to significantly dilute the ownership interests of an acquiror of our shares, and therefore may have the effect of delaying, deterring or preventing a change in control of the Company.

The economic effects of a pandemic, epidemic or outbreak of an infectious disease or other public health crisis could adversely affect our operations or the market price of our Common Shares.

Public health crises such as pandemics, epidemics or similar outbreaks, including the novel strain of coronavirus known as “COVID-19”, could adversely impact our operations or the market price of our Common Shares. The extent to which such pandemics may impact our operations or the market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S., Canada or Germany, including the duration and severity of such an outbreak and the actions taken in response to contain the outbreak or treat its impact, among others.

The spread of a pandemic may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the rise in the Omicron variant in the COVID-19 pandemic caused delays in site initiation and patient enrollment in our Phase 3 DETECT clinical trial for diagnostic use in childhood-onset growth hormone deficiency. As well, sales activities for Macrilen™ in the US by Novo Nordisk may be impacted due to delays of diagnostic activities on adult growth hormone deficiency (“AGHD”) in the U.S. In addition, the COVID-19 pandemic may also have caused some patients to be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impeded patient movement or interrupted healthcare services, which would have delayed our ability to conduct clinical trials or release clinical trial results on a timely basis and could have delayed our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, such as COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations. Although we believe we are in a recovery period, the significant spread of COVID-19 within the U.S., Canada or Germany resulted in a widespread health crisis and had an adverse effect on the national economies generally, the markets that we serve, our operations and the market price of our Common Shares.

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

We are a party to license agreements to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the European Economic Area, the United Kingdom, and the Republic of Korea. We are party to a distribution agreement for the commercialization of Macrilen™ (macimorelin) in Israel and the Palestinian Authority, Turkey and some non-European Union Balkan countries. We continue to explore licensing and distribution opportunities worldwide.

On August 26, 2022, the Company announced that it would regain full rights to Macrilen™ in the U.S. and Canada, following Novo’s termination of the development and commercialization license agreement, which triggered a 270-day notice period. Although the Company is actively engaged in exploring all options for Macrilen™ in the U.S. and Canada, there can be no assurance that the Company will be able to enter into a similar agreement or any agreement with respect to the rights to Macrilen™ in the U.S. and Canada.

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

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price of Common Shares or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include, but are not limited to, the following:

●	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize Macrilen™ (macimorelin);

●	not obtaining necessary regulatory approvals from the United States Food & Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the European Commission (“EC”) or other agencies that may delay or prevent us from obtaining approval of a pediatric indication for Macrilen™ (macimorelin), which may affect the share price of our Common Shares;

●	the timing of regulatory submissions and approvals;

●	the nature and timing of licensing fee revenues;

●	the outcome of future litigation;

●	foreign currency fluctuations;

●	the effects of COVID-19, including the effects of intensified efforts to contain the spread of the virus, which included, among other things, quarantines and travel restrictions;

●	the timing of the achievement and the receipt of milestone payments from current or future licensing partners; and

●	failure to enter into new or the expiration or termination of current agreements with suppliers who manufacture Macrilen™ (macimorelin).

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

If we experience delays in identifying and contracting with sites and/or in-patient enrollment in our pediatric clinical trial program for Macrilen™ (macimorelin), we may incur additional costs and delays in our development programs and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries other than the U.S. and Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Furthermore, children have different metabolic issues than adults. Accordingly, we may not be able to complete the pediatric clinical trial within an acceptable time-frame, if at all. If we or our Contract Research Organizations (“CRO”) have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must, among other requirements:

●	meet the requirements of these authorities from multiple countries and jurisdictions and their related statutes, regulations and guidance;

●	meet the requirements for informed consent;

●	meet the requirements for institutional review boards; and

●	meet the requirements for good clinical practices

.

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

Currently, we are dependent on various partners to commercialize macimorelin in the U.K. and EU and the Republic of Korea. As set out above, the Company has regained full rights to Macrilen™ following the termination of the license agreement with Novo Nordisk. Most of our potential revenue consists of contingent payments, including milestones and royalties on the sale of Macrilen™ (macimorelin). The milestone and royalty revenue that we may receive under this collaboration will depend upon these parties’ ability to successfully introduce, market and sell Macrilen™ (macimorelin). If they do not devote sufficient time and resources to their respective collaboration arrangements with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially, adversely affected.

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

As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities for Macrilen™ (macimorelin) in addition to existing License Agreements and commercialization agreements signed with Pharmanovia, MegaPharm Ltd. and ER Kim Pharmaceuticals Bulgaria Eood and NK MEDITECH Ltd. If we elect to collaborate with third parties in respect of macimorelin, we may not be able to negotiate a collaborative arrangement for macimorelin on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize macimorelin, our business, financial condition and results of operations may be adversely affected.

We have initiated significant early-stage pre-clinical programs.

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

In addition, the Food and Drug Administration Amendments Act of 2007 gives the FDA enhanced post-market authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority may result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, which may also increase costs related to complying with new post-approval regulatory requirements and increase potential FDA restrictions on the sale or distribution of approved products.

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

We are currently focusing our efforts on Macrilen™ (macimorelin) for specific indications and for our four pre-clinical programs. As a result, we may forego or delay pursuit of opportunities for other potential indications for Macrilen™ (macimorelin), which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications for Macrilen™ (macimorelin) require substantial technical, financial and human resources. These activities – if pursued – may initially show promise in identifying potential product candidates or indications yet fail to yield product candidates or indications for further clinical development.

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

As previously disclosed in our annual report Item 15 – “Controls and Procedures” in our Annual Report on Form 20-F for the year ended December 31, 2022, our management identified a material weakness in our control over financial reporting that resulted from a failure in the design and implementation of review controls over the accounting for license and collaboration agreements under IFRS and the related revenue recognition. Due to remediation measures taken by us during 2022 to implement and subsequently test newly established policies, procedures, and control activities designed to address the material weakness, management has concluded that this material weakness was remediated as of December 31, 2022.

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

Data security breaches and other cyber security risks may disrupt our operations and adversely affect our operating results.

Attempts to gain unauthorized access to our information technology systems and that hosted by our third-party suppliers have become more sophisticated over time. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. Our network security and data recovery measures and those of third parties with which we contract, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions in our operations, could result in a material disruption of our clinical activities and business operations and could expose us to third-party legal claims. Furthermore, we could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

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

We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. The theft, unauthorized use, or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

We cannot provide any assurance that our systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement with Ceapro.

As a result of the pursuit and completion of the Plan of Arrangement with Ceapro, significant demands will be placed on our managerial, operational and financial personnel and systems. We cannot provide any assurance that our systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Ceapro, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

We may be unable to successfully integrate our businesses with Ceapro’s and realize the anticipated benefits of the Plan of Arrangement. The failure to successfully integrate the businesses of Aeterna and Ceapro could have a material adverse effect on the market price of the Common Shares following completion of the Plan of Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Plan of Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two parties will present challenges to management, including the integration of systems and personnel of the two parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Plan of Arrangement. The performance of our operations after completion of the Plan of Arrangement could be adversely affected if we cannot retain key employees to assist in the integration and operation of Aeterna and Ceapro.

The consummation of the Plan of Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Ceapro, Aeterna and our respective advisors have conducted due diligence on the various operations, there can be no guarantee that we will be aware of any and all liabilities of Ceapro or the Plan of Arrangement. As a result of these factors, it is possible that certain benefits expected from the Plan of Arrangement may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on our business, financial condition and results of operations.

Failure by us and/or Ceapro to comply with applicable Laws prior to the Plan of Arrangement could subject the combined company to penalties and other adverse consequences following completion of the Plan of Arrangement.

We are subject to the United States Foreign Corrupt Practices Act and Aeterna Zentaris and Ceapro are subject to the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over financial reporting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by us or Ceapro to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject us to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the combined company.

Aeterna and Ceapro are also subject to a wide variety of Laws relating to the environment, health and safety, intellectual property, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Aeterna or Ceapro to comply with any such legislation prior to the Plan of Arrangement could result in severe criminal or civil sanctions, and may subject us to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition. The compliance mechanisms and monitoring programs adopted and implemented by either of Aeterna Zentaris or Ceapro prior to the Plan of Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

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

Between January 1, 2023 and December 31, 2023, the closing price of our Common Shares ranged from $1.42 to $3.89 per share on the NASDAQ and from C$1.391 to C$5.30 per share on the TSX. As of March 26, 2024, the price of our Common Shares on the NASDAQ was $2.00 and C$2.77 on the TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);
●	clinical trial and regulatory developments regarding Macrilen™ (macimorelin);
●	delays in our anticipated clinical trial development or commercialization timelines;
●	announcements by us regarding technological, regulatory or other matters;
●	arrivals or departures of key personnel;
●	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;
●	developments or disputes concerning patent or proprietary rights;
●	actual or anticipated fluctuations in our revenues or expenses;
●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and
●	economic conditions in the U.S. or abroad, including the instability due to pandemics, armed conflicts or other events.

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

In 2023, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2023, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2024 or in future financial years.

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

In May 2004, we changed our name to Aeterna Zentaris Inc. On July 18, 2022, we completed a 25-for-1 share consolidation (reverse stock split) and previously, on November 17, 2015, we completed 100-to-1 share consolidation (reverse stock split). Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015.

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

Aeterna Zentaris (“Aeterna” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

Plan of Arrangement with Ceapro

On December 14, 2023, Aeterna Zentaris entered into an Arrangement Agreement with Ceapro, pursuant to which Aeterna Zentaris and Ceapro agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, including the receipt of the approval of the stockholders of Aeterna Zentaris and Ceapro on March 12. 2024, the final order of the Court of King’s Bench of Alberta and certain regulatory and exchange approvals described below, on the Effective Date Aeterna Zentaris will acquire 100 percent of the Ceapro Shares pursuant to a company-approved plan of arrangement under the Canada Business Corporations Act (the “CBCA”) such that Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis (the “Arrangement”). The terms of the Arrangement Agreement were the result of arm’s length negotiation between Aeterna Zentaris and Ceapro and their respective advisors. On March 12, 2024, the stockholders of Aeterna approved the Plan of Arrangement.

If completed, the Arrangement will be considered a reverse acquisition under the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the historical financial statements following the Arrangement will be those of Ceapro.

On the Effective Date, immediately prior to the closing of the Plan of Arrangement, Aeterna Zentaris will distribute to each Aeterna Zentaris shareholder and each Aeterna Zentaris warrant holder 0.47698 of a warrant that entitles the holder of such warrant to purchase from Aeterna Zentaris one Common Share at the Exercise Price of US$0.01 (each, a Aeterna Zentaris New Warrant) for each Common Share and Aeterna Zentaris warrant held by Aeterna Shareholders and Aeterna Warrant Holders, respectively, as of the Warrant Issuance Record Date, which will be a record date to be determined by the Aeterna Zentaris board of directors. All Aeterna Zentaris New Warrants must be exercised on cashless basis and no fractional Common Shares will be issued upon the exercise of Aeterna Zentaris New Warrants.

On the Effective Date and following the closing of the Plan of Arrangement, the existing Aeterna Zentaris Shareholders and former Ceapro Shareholders would each own approximately 50% of the outstanding Common Shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023.

Aeterna Zentaris has applied to list all of its Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants on the TSX and has filed an initial listing application with the Nasdaq as the exchange has determined that the Plan of Arrangement constitutes a “change of control” under its rules and regulations. The parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable state securities laws with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Plan of Arrangement.

Following closing, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonable efforts to delist the Ceapro Shares from the TSXV promptly following the Effective Date. Aeterna Zentaris and Ceapro also intend to apply for a decision for Ceapro to cease to be a reporting issuer under the Securities Laws of each jurisdiction of Canada in which it is a reporting issuer, if permitted by applicable Laws.

The Arrangement Agreement contains customary representations and warranties and is subject to customary conditions to closing and other restrictive covenants, including, but not limited to, the following:

●	Directors and Officers: Upon the occurrence of the Plan of Arrangement, effective as of the Effective Date, certain directors of Aeterna Zentaris will resign, the number of director seats on the Aeterna Zentaris Board will be increased and nominees of Ceapro will be appointed to fill such vacancies on the Aeterna Zentaris Board, to the extent permitted by law. Furthermore, Aeterna Zentaris will appoint a new Chief Executive Officer as of the Effective Date.

●	Non-Solicitation: Subject to certain exceptions, neither party will solicit or assist in the initiation of proposals that could result in an Acquisition Proposal by a third-party.

●	Notification of Proposals: A Party that receives an acquisition solicitation has to notify the other Party within 24 hours of its receipt of such solicitation and must provide certain information and details relating to such acquisition solicitation.

●	Superior Proposal: Notwithstanding other restrictions contained in the Plan of Arrangement, in the event a Party receives a superior proposal from a third-party, such Party may, subject to compliance with the terms of the Plan of Arrangement, enter into a definitive agreement with a party providing for an Acquisition Proposal so long as such Acquisition Proposal constitutes a Superior Proposal.

●	Termination of Arrangement Agreement: The parties may terminate the Arrangement Agreement upon the occurrence of certain conditions, and in any event, if the Effective Date has not occurred on or before June 14, 2024.

●	Termination Fees: Upon the occurrence of certain termination events pursuant to the terms of the Arrangement Agreement, Aeterna Zentaris shall be entitled to a fee of US$0.5 million to be paid by Ceapro within the time(s) specified in the Arrangement Agreement in respect to each termination event.

For additional information with respect to the Arrangement and the representations and warranties, conditions to closing and other terms in the Plan of Arrangement, including the risk factors related thereto, please refer to the section entitled “The Plan of Arrangement – Principal Terms of the Plan of Arrangement” in the Company’s Registration Statement on Form F-1 filed with the SEC on February 15, 2024 and to the Arrangement Agreement incorporated by reference as Exhibit 2.1 to the Registration Statement on Form F-1.

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

Macimorelin Development History

The following is a summary of the history of our development of Macrilen™ (macimorelin):

2017 – present

●	On January 4, 2017, we announced that, based on an analysis of top-line data, the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve one of its co-primary endpoints. Under the study protocol, the evaluation of AGHD with Macrilen™ (macimorelin) would be considered successful, if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.
●	On February 13, 2017, we announced that, after reviewing the raw data on which the top-line data were based, we had concluded that Macrilen™ (macimorelin) had demonstrated performance supportive of achieving FDA registration and that we intended to pursue registration. The announcement set forth the facts on which our conclusion was based. The Company met with the FDA at the end of March 2017 to discuss this position.

●	On March 7, 2017, we announced that the Pediatric Committee (“PDCO”) EMA agreed to the Company’s Pediatric Investigation Plan (“PIP”) for Macrilen™ (macimorelin) and agreed that the Company may defer conducting the PIP until after it files a Marketing Authorization Application (“MAA”) seeking marketing authorization for the use of Macrilen™ (macimorelin) for the evaluation of AGHD.
●	On July 18, 2017, we were provided a Prescription Drug User Fee Amendment date of December 30, 2017 by the FDA.
●	On November 27, 2017, the EMA accepted our MAA submission for Macrilen™ (macimorelin).
●	On December 20, 2017, the FDA approved the market authorization for Macrilen™ (macimorelin), to be used in the diagnosis of patients with AGHD.
●	On January 16, 2018, the Company, through AEZS Germany, entered into a License Agreement to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada as further described below.
●	In the August 2018, Volume 103, Issue 8 edition of The Journal of Clinical Endocrinology and Metabolism, the pivotal Phase 3 data from the Macrilen® (macimorelin) confirmatory trial was published by Jose M. Garcia, MD, PhD, et al., titled ‘Macimorelin as a Diagnostic Test for Adult GH Deficiency’.
●	On November 19, 2018, we announced the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA adopted a positive opinion recommending a marketing authorization for macimorelin.
●	On January 16, 2019, we announced that the EC granted marketing authorization for macimorelin.
●	On December 18, 2019, we announced that the American Association of Clinical Endocrinologists (“AACE”) and the American College of Endocrinology (“ACE”) published new “Guidelines for Management of Growth Hormone Deficiency in Adults and Patients Transitioning from Pediatric to Adult Care” (“Guidelines”). The AACE/ACE 2019 Guidelines identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available GHST.
●	On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (GHD) in children.
●	On April 6, 2020, we announced positive results for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of child-onset growth hormone deficiency (CGHD).
●	On April 7, 2020, we announced the decision of the European Medicines Agency (EMA) to accept a modification request by AEZS of the Company’s Pediatric Investigation Plan (PIP) for macimorelin.
●	On June 25, 2020, we announced that we had entered into an exclusive distribution and related quality agreement with MegaPharm Ltd. for the commercialization of Macrilen® in Israel and the Palestinian Authority.
●	On July 22, 2020, we filed two patent applications in connection with macimorelin. Both patent applications relate to the invention of macimorelin as a method to diagnose growth hormone deficiency in pediatric patients.
●	On November 16, 2020, we announced that, through a wholly-owned subsidiary, we had entered into an amendment of its existing license agreement with Novo Nordisk Biopharm Ltd. (NNBL) related to the development and commercialization of macimorelin. The amendment partly amended the original license agreement on specific terms and conditions to, among others (i) reflect the updated supply agreement, (ii) grant NNBL a joint ownership interest in patents rights, (iii) amend responsibility for the pediatric clinical trial, and (iv) make a payment to AEZS.
●	On December 7, 2020, we announced that we had entered into an exclusive licensing agreement with Consilient Health Ltd. for the commercialization in Europe and the United Kingdom of macimorelin.

●	On May 13, 2021, we announced the commencement of our pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the DETECT-trial) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD).
●	On January 31, 2022, our partner Er-Kim, a regional specialty pharmaceutical company, announced the signature of an exclusive agreement with Aeterna Zentaris for the distribution and sales of Macrilen® in eight countries, including Turkey, Serbia, and Albania.
●	On March 21, 2022, we provided an update for our ongoing pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the DETECT-trial) and noted that site activation and patient enrollment continued to be impacted by the COVID-19 pandemic. Additionally, clinical trial sites originally planned in the Ukraine and Russia were halted due to the Russian invasion.
●	On April 19, 2022, we announced that European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries.
●	On May 25, 2022, we announced that Ghryvelin™ (macimorelin) was now available to healthcare professionals across Europe (subject to reimbursement).
●	Following a 270-day notice period, Aeterna regained full rights to Macrilen® in the U.S. and Canada on May 23, 2023, and the sales of Macrilen® are temporarily discontinued in the U.S. commercial market for the diagnosis of AGHD, until an anticipated re-launch with an alternate commercialization partner.
●	On May 9, 2023, the United States Patent and Trademark Office issued patent US11,644,474 to the Company protecting the use of macimorelin for the diagnosis of GHD in pediatrics.

Macimorelin Commercialization Program

On March 15, 2023, with the Company’s consent, Consilient Health Limited (“Consilient” or “CH”) entered into an assignment agreement with Atnahs Pharma UK Ltd. (Pharmanovia) to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product. Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH. To date, we have received total pricing milestone payments from CH of $0.5 million (€0.5 million) relating to Ghryvelin™/Macimorelin 60 mg approved list prices in the United Kingdom, Germany and Spain. We shipped initial batches of macimorelin (Ghryvelin™/Macimorelin 60 mg) to Consilient in the first quarter of 2022. Consilient launched the product meanwhile in the United Kingdom, Sweden, Denmark, Finland, Germany and Austria. More EU countries will follow pending re-imbursement negotiations. On April 19, 2022, we announced that the European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin for use to diagnose GHD in adults. In the meantime, the related PCT patent application has been granted in Canada, Japan, South Korea, Eurasia and New Zealand.

On May 9, 2023, the USPTO issued patent US11,644,474 to the Company protecting the use of macimorelin for the diagnosis of GHD in pediatrics.

Since November 2020, Novo marketed macimorelin under the tradename Macrilen® through a license agreement and an amended license agreement (collectively the “Novo Amendment”) for the diagnosis of AGHD. On August 26, 2022, the Company announced that Novo had exercised its right to terminate the Novo Amendment. Following a 270-day notice period, Aeterna regained full rights to Macrilen® in the U.S. and Canada on May 23, 2023, and the sales of Macrilen® are temporarily discontinued in the U.S. commercial market for the diagnosis of AGHD, until an anticipated re-launch with an alternate commercialization partner. The Company continues to actively strategize and seek alternate development and commercialization partners for Macrilen® in the U.S. and other territories. The decision to temporarily discontinue sales of Macrilen® in the United States does not have any impact on the sales and commercialization efforts in the UK and European Economic Area.

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel, which received the Israeli license in November 2022 and final approval in February 2024.

We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries. The South Korean marketing authorization was granted in September 2023.

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 is being evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety (the “DETECT-trial”). Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric patients from 2 to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020, we announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

In late 2020, we entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“DETECT-trial”), evaluating macimorelin for the diagnosis of CGHD. The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide (incl. sites in U.S: and EU), with at least 40 pre-pubertal and 40 pubertal subjects. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, (see: https://clinicaltrials.gov/ct2/show/NCT04786873), and on May 13, 2021, we announced the opening of the first clinical site in the U.S. Under the Novo Amendment, and following Novo’s notice to terminate the Novo Amendment, Novo has funded DETECT-trial costs up to $10.1 million (€9.4 million). Any additional trial costs incurred over $10.1 million (€9.4 million) will be paid by Aeterna.

On January 26, 2022, we announced that the DETECT-trial had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Furthermore, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities planned in both Russia and Ukraine were halted and consequently, no patients have been enrolled in either of these countries’ clinical sites to date. On January 17, 2023, we provided a business update, highlighting that bolstered enrollment was expected by the engagement of an additional Clinical Research Organization (CRO) and the replacement of inactive countries and sites with three new countries (Armenia, Slovakia, and Turkey) as well as additional sites in the U.S. In March 2023, we received approval for and activated our first site in Slovakia. Sites in Armenia and Turkey were approved and activated in early 2024. With enrollment in the DETECT-trial now completed, we expect the conclusion of the active part of the trial in Q2 2024 and top-line results in Q3 2024.

Pipeline Expansion Opportunities

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (NMOSD) and Parkinson’s disease

AIM Biologicals are based on a natural process during pregnancy, which induces immunogenic tolerance of the maternal immune system to the partially foreign fetal antigens. Fetal proteins are processed and presented on certain immunosuppressive major histocompatibility complex class I molecules to induce this tolerance. In an autoimmune disease the immune system is misdirected and targets the body’s own protein. With AIM Biologicals, we aim to restore the tolerance against such proteins to treat autoimmune diseases. Our AIM Biologics program is focused on the rare and orphan indication NMOSD and on the second most common neurodegenerative disorder, Parkinson’s disease.

In January 2021, we entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, we have engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital in Boston as consultants for scientific support and advice in the field of inflammatory central nervous system “CNS” disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, we entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease. On May 12, 2022, we announced positive pre-clinical results in an innovative mouse model of Parkinson’s disease, where treatment with α-Synuclein specific AIM Biologicals showed a trend towards improved motoric function, as well as significant induction of regulatory T cells and rescue of substantia nigra neurons. The data were presented at IMMUNOLOGY2022™, the annual event of the American Association of Immunologists, held on May 6-10, 2022, in Portland, Oregon. On June 13, 2022, we announced that we had achieved proof-of-concept for the treatment of NMOSD in both in-vitro and in mouse models. These findings were presented at the 13th International Congress on Autoimmunity on June 10-13, 2022, in Athens, Greece. In October 2022, we entered into a research and development agreement with Massachusetts General Hospital (MGH) in Boston and Dr. Michael Levy, to conduct pre-clinical ex-vivo and in-vivo studies in NMOSD.

NMOSD is an autoimmune disease targeting the protein aquaporin 4, primarily found in optic nerves and the spinal cord. The disease leading to blindness and paralysis has a prevalence of 0.7-10 in 100,000, more common in persons with Asian or African compared to European ancestors, and nine times more prevalent among women compared to men. NMOSD progresses in often life-threatening relapses, which are aggressively treated with high-dose steroids and plasmapheresis. Current treatment options include treatment with immunosuppressive monoclonal antibodies, which carries risk of serious infections. Our pre-clinical plans include expanding the already available proof-of-concept data for the treatment of NMOSD in both in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate; and manufacturing process development for the selected candidate.

Parkinson’s disease is a neurological disease commonly associated with motoric problems with a slow and fast progression form. It is the second most common neurodegenerative disease affecting 10 million people worldwide. The hallmark of PD is the neuronal inclusion of mainly α-synuclein protein (αSyn) associated with the death of dopamine-producing cells. Dopaminergic medication is the mainstay treatment of PD symptoms. Up to now there is no pharmacological therapy available to prevent or delay disease progression. Alternate treatments, such as deep brain stimulation with short electric bursts, are being investigated for the treatment of symptoms. For the development of AIM Biologicals as potential PD therapeutics, Aeterna utilizes, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers. We are continuing in-vitro and in-vivo testing of antigen-specific AIM Biologics candidate molecules for the potential treatment of Parkinson’s disease.

AEZS-150 - Delayed Clearance (“DC”) Parathyroid Hormone (“PTH”) (“DC-PTH”) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

On March 11, 2021, we entered into an exclusive license agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to PTH fusion polypeptides covering the field of human use, which will initially be studied by Aeterna for the potential therapeutic treatment of chronic hypoparathyroidism (“HypoPT”). Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, we obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patent applications for all human uses for an up-front cash payment, and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. We will be responsible for the further development, manufacturing, approval, and commercialization of the licensed products. We also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

The researchers at the University of Sheffield have developed a method to increase the serum clearance time of peptides, which the Company is applying to the development of a treatment for HypoPT. HypoPT is an orphan disease where the PTH level is abnormally low or absent, with a prevalence per 100,000 of 37 in the U.S., 22 in Denmark, 9.4 in Norway, and 5.3 to 27 in Italy. Standard treatment is calcium and vitamin D supplementation. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed to provide a weekly treatment option of chronic hypoparathyroidism in adults. Recent progress includes the successful verification and reproduction of previous in-vivo data from the University of Sheffield, in a rat model of hypoparathyroidism, as well as ongoing development of the manufacturing process for AEZS-150 with the Company’s contract development and manufacturing organization, establishment of a master cell bank for a cell line expressing AEZS-150 and the development of a production process suitable for larger scale good manufacturing practices. Our next steps include working with The University of Sheffield to continue with in depth characterization of development candidate (in-vitro and in-vivo); meeting with regulatory authorities to formalize the pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

AEZS-130 - Macimorelin Pre-clinical Program

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

In July 2022, we entered a research and option to license agreement with UniQuest Pty Ltd., the commercialization company of The University of Queensland (UQ), Brisbane, Australia, to advance the development of macimorelin as a potential therapeutic for the treatment of ALS. We have developed an alternative formulation suitable for use in ALS patients and are accumulating data for positive effects of AEZS-130 treatment on survival of motor-neurons. We are continuing to evaluate AEZS-130 in transgenic mouse ALS models as well as in human patient-derived neuron cultures to demonstrate the therapeutic potential of macimorelin in this indication. Our next steps include completion of the ongoing toxicology and safety studies to support treatment over prolonged periods and following potential achievement of proof-of-concept, scientific advice with regulatory authorities to discuss program development to support first in human studies.

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

The following patents and patent applications relate to macimorelin:

●	U.S. patent 8,192,719 covers a method of assessing pituitary-related GHD in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of GHD. This patent expires in October 2027.
●	European patent 1,984,744 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.

●	Japanese patent 4,852,728 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.
●	Based on the European patent 1,289,951 a request for supplementary protection certificate (SPC) of 5 years has been granted for Germany, United Kingdom, France, Italy, Spain, The Netherlands and Denmark.

An invention has been made by inventors of AEZS Germany to use a macimorelin containing composition for the assessment of GHD in adults.

●	A related U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017, and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.
●	The non-provisional U.S. application 15/993,507 was filed on May 30, 2018 drawing the priority of both provisional applications. The related U.S. patent 10,288,629 was granted on May 14, 2019, and will expire on May 30, 2038. A Patent Cooperation Treaty (“PCT”) PCT/EP/2018/085622 application was filed December 18, 2018, drawing the priority of both provisional U.S. applications. In addition to the method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing GHD using three post-administration samples. On February 24, 2022, following examination of European patent application 18827044.1, a European patent with the title “Method of assessing growth hormone deficiency comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples” has been granted. The patent will be published in European Patent Bulletin on March 23, 2022. The European patent covers the use of macimorelin according to the label approved by EC to diagnose GHD in adults. The European patent is in the validation process in 12 European countries. In 29 European countries the patent has been nationalized.

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

●	A related U.S. provisional application Serial No. 63/054,889 was filed July 22, 2020, for the use of macimorelin in assessing growth hormone deficiency in children.
●	A non-provisional U.S. application named “Use of macimorelin in assessing growth hormone deficiency in children” with docket number 17/375,709 was filed on July 14, 2021, drawing the priority of the provisional application.
●	An international PCT application with docket number PCT/EP2020/070691 was filed on July 22, 2020. Based on the PCT application several national applications have been filed in due time.

Patent applications related to the pipeline expansion opportunities and covered by the individual Patent and License Agreements between AEZS Germany and licensors.

●	Delayed Clearance Parathyroid Hormone (DC-PTH) Fusion Polypeptide for the treatment of hypoparathyroidism in adults
●	A priority patent application with docket number GB 1706781.0 has been filed by our licensor The University of Sheffield on April 27, 2017. The patent application provides long-acting parathyroid hormone like fusion polypeptides comprising a receptor polypeptide and its use in the treatment of hypoparathyroidism and osteoporosis. An international PCT application named “Parathyroid Hormone Fusion Polypeptide” with docket number PCT/GB2018/051120 was filed April 27, 2018. A national U.S. application with docket number 16/608,611 has been filed on October 25, 2019, and was published as US 2020/0164033A1 on May 28, 2020. The related U.S. patent US 11,344,607 has been granted on May 31, 2022.

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics.

●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 17172444.6 on May 23, 2017. The invention relates to targeted immunomodulatory effects of defined peptides in combination with proteins comprising one or more domains of a non-classical MHC class 1b molecules or in combination with molecules that interfere with the interaction of MHC class 1b molecules and their receptors. An international PCT application named “Combinations of MHC class 1b molecules and peptides for targeted therapeutic immunomodulation” with docket number PCT/EP2018/063100 has been filed on May 18, 2018. The application was published as WO 2018/215340 A1 on November 29, 2018. A national U.S. application with docket number 16/615,188 has been filed on November 20, 2019, and was published as US 2020/0157175A1 on May 21, 2020.
●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 22164161.6 on March 24, 2022. The patent application provides therapeutic proteins for MHC Ib-mediated aquaporin 4 (AQP4)-specific immunosuppression as a novel treatment for neuromyelitis optica spectrum disorder (NMOSD).
●	Our licensor the University of Wuerzburg has filed a priority patent application with docket number EP 22164123.6 on March 24, 2022. The invention relates to therapeutic uses of MHC class Ib molecules in combination with peptide antigens for the treatment of Parkinson’s disease.

C.	Organizational structure

Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2023 is depicted in the chart set forth under the caption “Item 4.A. History and development of the Company”.

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

Key Developments

A. Operating Results

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2023. In this MD&A, “Aeterna Zentaris”, “Aeterna”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and the notes thereto as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on March 26, 2024. This MD&A is dated March 26, 2024.

About Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “may”, “will”, “expect”, anticipate”, “estimate”, “intend”, “plan”, “indicate”, “believe”, “direct”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections and other characterizations of future events or circumstances contain forward-looking information.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this MD&A, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F and those relating to: Aeterna’s expectations with respect to the DETECT-trial (as defined below) (including the enrollment of subjects in the DETECT-trial, the application of the macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of neuromyelitis optica spectrum disorder (“NMOSD”), as well as Parkinson’s disease (“PD”), and developing a manufacturing process for selected candidates; Aeterna’s expectations regarding conducting assessments in relevant PD models; the University of Queensland’s undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of amyotrophic lateral sclerosis (“ALS”), also known as Lou Gehrig’s disease, and Aeterna’s formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 (as a potential therapeutic in chronic hypoparathyroidism as defined below) in preparation for a potential investigational new drug (“IND”) filing for conducting the first in-human clinical study of AEZS-150; and the impacts associated with the termination of the license agreement with Novo Nordisk Healthcare AG (“Novo Nordisk” or “Novo”), as discussed below.

Forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen® (macimorelin); potential delays associated with the completion of the DETECT-trial; we may be unable to enroll the expected number of subjects in the DETECT-trial, and the result of the DETECT-trial may not support receipt of regulatory approval in childhood-onset growth hormone deficiency (“CGHD”); results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our dependence on the success of Macrilen® (macimorelin) and related out-licensing arrangements, including the continued availability of funds and resources to successfully commercialize the product; our ability to enter into additional out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and to keep such agreements in effect; and our ability to continue to list our common shares on the Nasdaq or the TSX. These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain forward-looking statements contained herein about prospective results of operations, financial position or cash flows may constitute a financial outlook. Such statements are based on assumptions about future events, are given as of the date hereof and are based on economic conditions, proposed courses of action and management’s assessment of currently available relevant information. The Company’s management has approved the financial outlook as of the date hereof. Readers are cautioned that such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the U.S. Securities and Exchange Commission (“SEC”). We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedarplus.ca and www.sec.gov.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and under the tradename “Macimorelin 60 mg granules for oral suspension in sachet” in the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners have already received or are seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world. We are also leveraging the clinical success and compelling safety profile of macimorelin to develop the compound for the diagnosis of CGHD, an area of significant unmet need.

The Company is also dedicated to the development of therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, with a focus on rare and/or orphan indications, including, Neuromyelitis Optica Spectrum Disorder (NMOSD), Parkinson’s disease (PD), chronic hypoparathyroidism (DC-PTH) and ALS (Lou Gehrig’s disease).

Plan of Arrangement with Ceapro

On December 14, 2023, Aeterna Zentaris entered into an arrangement agreement (the “Arrangement Agreement”) with Ceapro Inc. (“Ceapro”) which was subsequently amended on January 16, 2024, pursuant to which Aeterna Zentaris and Ceapro agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, including the receipt of the approval of the securityholders of Aeterna Zentaris and Ceapro which was obtained on March 12 2024, the final order of the Court of King’s Bench of Alberta and certain regulatory and exchange approvals described below, Aeterna Zentaris will acquire 100 percent of the common shares of Ceapro (the “Ceapro Shares”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act such that Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis (the “Arrangement”). Additionally, as part of the Arrangement, Aeterna Zentaris will issue to its shareholders immediately prior to the closing of the Arrangement, 0.47698 of a share purchase warrant (“Aeterna Zentaris New Warrant”) for each Aeterna Zentaris common share held as of such date. The terms of the Arrangement Agreement were the result of arm’s length negotiation between Aeterna Zentaris and Ceapro and their respective advisors.

On the closing of the Arrangement, existing shareholders of Aeterna Zentaris and former shareholders of Ceapro would own approximately 50% of the outstanding Aeterna Zentaris common shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Aeterna Zentaris common shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023. If completed, the Arrangement will be considered a reverse acquisition and the historical financial statements following the business combination will be those of Ceapro.

Aeterna Zentaris has applied to list all of its common shares issuable upon the exercise of the Aeterna Zentaris New Warrants on the TSX and has filed an initial listing application with the Nasdaq as the exchange has determined that the Arrangement constitutes a “change of control” under its rules and regulations. The parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable state securities laws with respect to the issuance of the Aeterna Zentaris common shares and the replacement options pursuant to the Arrangement.

Following closing, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonable efforts to delist the Ceapro Shares from the TSXV. Aeterna Zentaris and Ceapro also intend to apply for a decision for Ceapro to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which Ceapro is a reporting issuer, if permitted by applicable laws.

The Arrangement Agreement contains customary representations and warranties and is subject to customary conditions to closing and other restrictive covenants, including, but not limited to, the following:

●	Directors and Officers: Upon the closing of the Arrangement, certain directors of Aeterna Zentaris will resign, the number of director seats on the Aeterna Zentaris Board will be increased by four and Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li, each a nominee of Ceapro, will be appointed to fill such vacancies on the Aeterna Zentaris board, to the extent permitted by law. The Chief Executive Officer of the combined company will be Gilles Gagnon, the current Chief Executive Officer of Ceapro and a director of Aeterna Zentaris and the Chief Financial Officer of the combined company will be Giuliano La Fratta, the Chief Financial Officer of Aeterna Zentaris.
●	Non-Solicitation: Subject to certain exceptions, neither party will solicit or assist in the initiation of proposals that could result in an Acquisition Proposal (as defined in the Arrangement Agreement) by a third-party.
●	Notification of Proposals: A party that receives an acquisition solicitation has to notify the other party within 24 hours of its receipt of such solicitation and must provide certain information and details relating to such acquisition solicitation.
●	Superior Proposal: Notwithstanding other restrictions contained in the Arrangement Agreement, in the event a party receives a superior proposal from a third-party, such party may, subject to compliance with the terms of the Arrangement Agreement, enter into a definitive agreement with a party providing for an Acquisition Proposal so long as such Acquisition Proposal constitutes a Superior Proposal (as defined in the Arrangement Agreement).
●	Termination of Arrangement Agreement: The parties may terminate the Arrangement Agreement upon the occurrence of certain conditions, and in any event, if the effective date has not occurred on or before June 14, 2024.
●	Termination Fees: Upon the occurrence of certain termination events pursuant to the terms of the Arrangement Agreement, Aeterna Zentaris shall be entitled to a fee of US$0.5 million to be paid by Ceapro within the time(s) specified in the Arrangement Agreement in respect to each termination event.

For additional information with respect to the Arrangement and the representations and warranties, conditions to closing and other terms in the Arrangement Agreement please refer to the section entitled “The Plan of Arrangement – Principal Terms of the Plan of Arrangement” in the Company’s Registration Statement on Form F-1 filed with the SEC on February 15, 2024 and to the Arrangement Agreement incorporated by reference as Exhibit 2.1 to the Registration Statement on Form F-1. Further information is also available in the management information circular dated February 9, 2024 which is available on the Company’s SEDAR+ profile at www.sedarplus.com.

Key Operational Developments

Diagnostic Commercial and Development Pipeline

Ongoing Business Development Efforts to Identify and Secure Commercialization Partner in United States and Rest of World

	Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
Diagnostics	Macimorelin	Adult Growth Hormone Deficiency (AGHD)					
	Macimorelin	Childhood-Onset Growth Hormone Deficiency (CGHD)					

U.S./Canada[1]	European Economic Area / UK	Israel and Palestine Authority	Turkey and some Balkan Countries	Korea	ROW
ÆTERNA ZENTARIS	Pharmanovia	MegaPharm We Know The Way	ER-KIM	Pharmbio Korea Inc.	ÆTERNA ZENTARIS

2

1. Sales of Macrilen® (macimorelin) are temporarily discontinued in the United States commercial market for the diagnosis of adult growth hormone deficiency ("AGHD"), until anticipated re-launch with an alternate commercialization partner. Aeterna has an ongoing effort to identify strategic development and commercialization partner.

ÆTERNA ZENTARIS

Macimorelin Commercialization Program

On March 15, 2023, with the Company’s consent, Consilient Health Limited (“Consilient” or “CH”) entered into an assignment agreement with Atnahs Pharma UK Ltd. (Pharmanovia) to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product. Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH. To date, we have received total pricing milestone payments from CH of $0.5 million (€0.5 million) relating to Ghryvelin™/Macimorelin 60 mg approved list prices in the United Kingdom, Germany and Spain. We shipped initial batches of macimorelin (Ghryvelin™/Macimorelin 60 mg) to Consilient in the first quarter of 2022. Consilient launched the product meanwhile in the United Kingdom, Sweden, Denmark, Finland, Germany and Austria. More EU countries will follow pending re-imbursement negotiations. On April 19, 2022, we announced that the European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin for use to diagnose GHD in adults. In the meantime, the related PCT patent application has been granted in Canada, Japan, South Korea, Eurasia and New Zealand.

On May 9, 2023, the USPTO issued patent US11,644,474 to the Company protecting the use of macimorelin for the diagnosis of GHD in pediatrics.

Since November 2020, Novo marketed macimorelin under the tradename Macrilen® through a license agreement and an amended license agreement (collectively the “Novo Amendment”) for the diagnosis of AGHD. On August 26, 2022, the Company announced that Novo had exercised its right to terminate the Novo Amendment. Following a 270-day notice period, Aeterna regained full rights to Macrilen® in the U.S. and Canada on May 23, 2023, and the sales of Macrilen® are temporarily discontinued in the U.S. commercial market for the diagnosis of AGHD, until an anticipated re-launch with an alternate commercialization partner. The Company continues to actively strategize and seek alternate development and commercialization partners for Macrilen® in the U.S. and other territories. The decision to temporarily discontinue sales of Macrilen® in the United States does not have any impact on the sales and commercialization efforts in the UK and European Economic Area.

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel, which received the Israeli license in November 2022 and final approval in February 2024.

We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries. The South Korean marketing authorization was granted in September 2023.

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 is being evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety (the “DETECT-trial”). Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric patients from 2 to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020, we announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

In late 2020, we entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“DETECT-trial”), evaluating macimorelin for the diagnosis of CGHD. The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide (incl. sites in U.S: and EU), with at least 40 pre-pubertal and 40 pubertal subjects. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, (see: https://clinicaltrials.gov/ct2/show/NCT04786873), and on May 13, 2021, we announced the opening of the first clinical site in the U.S. Under the Novo Amendment, and following Novo’s notice to terminate the Novo Amendment, Novo has funded DETECT-trial costs up to $10.1 million (€9.4 million). Any additional trial costs incurred over $10.1 million (€9.4 million) will be paid by Aeterna.

On January 26, 2022, we announced that the DETECT-trial had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Furthermore, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities planned in both Russia and Ukraine were halted and consequently, no patients have been enrolled in either of these countries’ clinical sites to date. On January 17, 2023, we provided a business update, highlighting that bolstered enrollment was expected by the engagement of an additional Clinical Research Organization (CRO) and the replacement of inactive countries and sites with three new countries (Armenia, Slovakia, and Turkey) as well as additional sites in the U.S. In March 2023, we received approval for and activated our first site in Slovakia. Sites in Armenia and Turkey were approved and activated in early 2024. With enrollment in the DETECT-trial now completed, we expect the conclusion of the active part of the trial in Q2 2024 and top-line results in Q3 2024.

Pipeline Expansion Opportunities

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (NMOSD) and Parkinson’s disease.

AIM Biologicals are based on a natural process during pregnancy, which induces immunogenic tolerance of the maternal immune system to the partially foreign fetal antigens. Fetal proteins are processed and presented on certain immunosuppressive major histocompatibility complex class I molecules to induce this tolerance. In an autoimmune disease, the immune system is misdirected and targets the body’s own protein. With AIM Biologicals, we aim to restore the tolerance against such proteins to treat autoimmune diseases. Our AIM Biologics program is focused on the rare and orphan indication NMOSD and on the second most common neurodegenerative disorder, Parkinson’s disease.

In January 2021, we entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, we have engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital (“MGH”) in Boston as consultants for scientific support and advice in the field of inflammatory central nervous system “CNS” disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, we entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease. On May 12, 2022 we announced positive pre-clinical results in an innovative mouse model of Parkinson’s disease, where treatment with α-Synuclein specific AIM Biologicals showed a trend towards improved motoric function, as well as significant induction of regulatory T cells and rescue of substantia nigra neurons. The data were presented at IMMUNOLOGY2022™, the annual event of the American Association of Immunologists, held on May 6-10, 2022, in Portland, Oregon. On June 13, 2022, we announced that we had achieved proof-of-concept for the treatment of NMOSD in both in-vitro and in mouse models. These findings were presented at the 13th International Congress on Autoimmunity on June 10-13, 2022, in Athens, Greece. In October 2022, we entered into a research and development agreement with MGH in Boston and Dr. Michael Levy, to conduct pre-clinical ex-vivo and in-vivo studies in NMOSD.

NMOSD is an autoimmune disease targeting the protein aquaporin 4, primarily found in optic nerves and the spinal cord. The disease leading to blindness and paralysis has a prevalence of 0.7-10 in 100,000, more common in persons with Asian or African compared to European ancestors, and nine times more prevalent among women compared to men. NMOSD progresses in often life-threatening relapses, which are aggressively treated with high-dose steroids and plasmapheresis. Current treatment options include treatment with immunosuppressive monoclonal antibodies, which carries risk of serious infections. Our pre-clinical plans include expanding the already available proof-of-concept data for the treatment of NMOSD in both in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate; and manufacturing process development for the selected candidate.

Parkinson’s disease is a neurological disease commonly associated with motoric problems with a slow and fast progression form. It is the second most common neurodegenerative disease affecting 10 million people worldwide. The hallmark of PD is the neuronal inclusion of mainly α-synuclein protein (αSyn) associated with the death of dopamine-producing cells. Dopaminergic medication is the mainstay treatment of PD symptoms. Up to now there is no pharmacological therapy available to prevent or delay disease progression. Alternate treatments, such as deep brain stimulation with short electric bursts, are being investigated for the treatment of symptoms. For the development of AIM Biologicals as potential PD therapeutics, Aeterna utilizes, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers. We are continuing in-vitro and in-vivo testing of antigen-specific AIM Biologics candidate molecules for the potential treatment of Parkinson’s disease.

AEZS-150 - Delayed Clearance (“DC”) Parathyroid Hormone (“PTH”) (“DC-PTH”) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

On March 11, 2021, we entered into an exclusive license agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to PTH fusion polypeptides covering the field of human use, which will initially be studied by Aeterna for the potential therapeutic treatment of chronic hypoparathyroidism (“HypoPT”). Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, we obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patent applications for all human uses for an up-front cash payment, and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. We will be responsible for the further development, manufacturing, approval, and commercialization of the licensed products. We also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

The researchers at the University of Sheffield have developed a method to increase the serum clearance time of peptides, which the Company is applying to the development of a treatment for HypoPT. HypoPT is an orphan disease where the PTH level is abnormally low or absent, with a prevalence per 100,000 of 37 in the U.S., 22 in Denmark, 9.4 in Norway, and 5.3 to 27 in Italy. Standard treatment is calcium and vitamin D supplementation. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed to provide a weekly treatment option of chronic hypoparathyroidism in adults. Recent progress includes the successful verification and reproduction of previous in-vivo data from the University of Sheffield, in a rat model of hypoparathyroidism, as well as ongoing development of the manufacturing process for AEZS-150 with the Company’s contract development and manufacturing organization, establishment of a master cell bank for a cell line expressing AEZS-150 and the development of a production process suitable for larger scale good manufacturing practices. Our next steps include working with The University of Sheffield to continue with in depth characterization of development candidate (in-vitro and in-vivo); meeting with regulatory authorities to formalize the pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

AEZS-130 - Macimorelin Pre-clinical Program

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

In July 2022, we entered a research and option to license agreement with UniQuest Pty Ltd., the commercialization company of The University of Queensland (UQ), Brisbane, Australia, to advance the development of macimorelin as a potential therapeutic for the treatment of ALS. We have developed an alternative formulation suitable for use in ALS patients and are accumulating data for positive effects of AEZS-130 treatment on survival of motor-neurons. We are continuing to evaluate AEZS-130 in transgenic mouse ALS models as well as in human patient-derived neuron cultures to demonstrate the therapeutic potential of macimorelin in this indication. Our next steps include completion of the ongoing toxicology and safety studies to support treatment over prolonged periods and following potential achievement of proof-of-concept, scientific advice with regulatory authorities to discuss program development to support first in human studies.

Results of operations

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2023, and 2022. This discussion should be read in conjunction with the consolidated financial statements and related notes thereto. Comparisons between 2022 and 2021 have been omitted from this MD&A but can be found in “Operating and Financial Review and Prospects” under Item 5 our Form 20-F for the year ended December 31, 2022, which was filed on March 23, 2023.

Consolidated Statements of Loss and Comprehensive Loss Information

	Three months ended			Twelve months ended
	December 31,			December 31,
	2023	2022	2023	2022	2021
	$	$	$	$	$
Revenues	121	2,485	4,498	5,640	5,260

Expenses
Cost of sales	55	51	222	157	90
Research and development	3,868	4,425	13,560	12,506	6,574
Selling, general and administrative	2,594	2,012	8,724	8,230	7,267
Impairment of intangible assets	-	584	-	584	-
Impairment of goodwill	-	7,642	-	7,642	-
Impairment of other assets	-	124	-	124	-
Total expenses	6,517	14,838	22,506	29,243	13,931
Loss from operations	(6,396)	(12,353)	(18,008)	(23,603)	(8,671)

(Loss) gain due to changes in foreign currency exchange rates	(162)	(98)	(206)	879	215
Gain on sale of intangible asset	549	-	549	-	-
Interest income	387	-	1,126	-	-
Net other costs	(13)	-	(13)	(3)	(21)
Net other income (costs)	761	(98)	1,456	876	194

Loss before income taxes	(5,635)	(12,451)	(16,552)	(22,727)	(8,477)

Income tax recovery	-	-	-	-	109
Net loss	(5,635)	(12,451)	(16,552)	(22,727)	(8,368)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(367)	(263)	(211)	(289)	367
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	(2,108)	(969)	(1,195)	5,262	(3,592)
Comprehensive loss	(8,110)	(13,683)	(17,958)	(17,754)	(11,593)

Basic and diluted loss per share	(1.16)	(2.56)	(3.41)	(4.68)	(1.82)

Consolidated Statements of Financial Position Data

	December 31,
	2023	2022	2021
(in thousands)	$	$	$
Cash and cash equivalents	34,016	50,611	65,300
Trade and other receivables and other current assets	2,285	4,648	5,447
Inventory	66	229	73
Restricted cash equivalents	332	322	335
Property and equipment	317	216	192
Other non-current assets (1)	-	-	8,755
Total assets	37,016	56,026	80,102
Payables and accrued liabilities and income taxes payable	3,733	3,936	2,787
Current portion of provisions	429	45	34
Current portion of deferred revenues	218	2,949	4,815
Lease liabilities	279	179	161
Non-financial non-current liabilities (2)	14,161	13,141	19,319
Total liabilities	18,820	20,250	27,116
Shareholders’ equity	18,196	35,776	52,986
Total liabilities and shareholders’ equity	37,016	56,026	80,102

(1) Comprised of goodwill and intangible assets.

(2) Comprised mainly of employee future benefits, deferred gain, non-current portion of deferred revenues and provisions.

Critical Accounting Estimates and Judgments

Critical accounting estimates and judgements are described in Note 3 to our audited consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021.

Recent Accounting Pronouncements

New standards and amendments

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Company’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Company’s consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in Note 23 to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

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

	Three months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
License fees	53	873	(820)	-94%
Development services	-	1,526	(1,526)	-100%
Product sales	66	-	66	100%
Royalty income	2	44	(42)	-95%
Supply chain	-	42	(42)	-100%
Total revenues	121	2,485	(2,364)	-95%

Our total revenue for the three-month period ended December 31, 2023, was $0.1 million as compared to $2.5 million for the same period in 2022, representing a decrease of $2.4 million. This decrease is primarily due to a $2.5 million decrease due to the termination of the Company’s amended agreement with Novo Nordisk Healthcare in May 2023. This was partially offset by an increase in product sales of $0.1 million to our UK and European partner, Pharmanovia.

	Twelve months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
License fees	1,607	1,704	(97)	-6%
Development services	2,741	3,617	(876)	-24%
Product sales	66	57	9	16%
Royalty income	31	101	(70)	-69%
Supply chain	53	161	(108)	-67%
Total revenues	4,498	5,640	(1,142)	-20%

Our total revenue for the twelve-month period ended December 31, 2023, was $4.5 million as compared to $5.6 million for the same period in 2022, representing a decrease of $1.1 million, which is due primarily to the termination of the Company’s amended agreement with Novo Nordisk Healthcare in May 2023.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated:

	Three months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
Direct research and development expenses:
Macimorelin pediatric DETECT-trial	1,216	1,297	(81)	-6%
AEZS-130 – Macimorelin ALS	303	1,004	(701)	-70%
AEZS-150 – DC-PTH	973	697	276	40%
Aim Biologics - Parkinson’s Disease	297	155	142	92%
Aim Biologics - NMOSD	425	320	105	33%
Bacterial Vaccine Platform - Covid-19	-	222	(222)	-100%
Bacterial Vaccine Platform - Chlamydia	-	295	(295)	-100%
Additional programs	25	27	(2)	-7%
Total direct research and development expenses	3,239	4,017	(778)	-19%
Employee-related expenses	593	311	282	91%
Other	36	97	(61)	-63%
Total	3,868	4,425	(557)	-13%

Our total research and development expenses for the three-month period ended December 31, 2023, were $3.9 million as compared to $4.4 million for the same period in 2022, a decrease of $0.5 million. Direct research and development expenses include expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturers, and consultants.

The decrease in research and development expenses was primarily attributable to:

●	a $0.7 million decrease in spending on the Company’s ALS trial driven by the timing of various pre-clinical activities associated with the project;
●	a $0.5 million decrease in the Company’s Bacterial Vaccine platform projects as the Company ceased development of both the COVID-19 and Chlamydia vaccine trials in Q1, 2023; offset by
●	a $0.5 million increase in costs related to the DETECT, DC-PTH and AIM Biologics projects due to the timing of various pre-clinical activities and the advancement of these projects; and
●	a net increase in the employee-related and other expenses of $0.2 million due primarily to an increase in the number of full-time employees.

The following table summarizes our research and development expenses incurred during the periods indicated:

	Twelve months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
Direct research and development expenses:
Macimorelin pediatric DETECT-trial	4,672	3,818	854	22%
AEZS-130 – Macimorelin ALS	2,270	2,514	(244)	-10%
AEZS-150 – DC-PTH	2,312	1,999	313	16%
Aim Biologics - Parkinson’s Disease	816	657	159	24%
Aim Biologics - NMOSD	1,147	637	510	80%
Bacterial Vaccine Platform - Covid-19	113	527	(414)	-79%
Bacterial Vaccine Platform - Chlamydia	221	623	(402)	-65%
Additional programs	188	262	(74)	-28%
Total direct research and development expenses	11,739	11,037	702	6%
Employee-related expenses	1,546	1,199	347	29%
Other	275	270	5	2%
Total	13,560	12,506	1,054	8%

Our total research and development expenses for the twelve-month period ended December 31, 2023, were $13.6 million as compared to $12.5 million for the same period in 2022, an increase of $1.1 million. The $1.1 million increase was primarily due to:

●	a $0.9 million increase in costs for the DETECT-trial as the Company saw an increase in the number of testing sites opened and the recruitment of patients for the DETECT-trial leading to the increase in cost from the previous year;
●	a $0.5 million and $0.1 million increase in the Company’s AIM Biologicals programs for NMOSD and Parkinson’s disease respectively, driven by the timing of various pre-clinical activities and the advancement of these projects;
●	a net $0.1 million increase in spending on the Company’s ALS, DC-PTH and other programs due to timing of various pre-clinical activities; and
●	a $0.3 million increase in employee-related expenses due to an increase in the number of full-time employees;
●	offset by a $0.8 million decrease in the Company’s Bacterial Vaccine platform projects as the Company ceases development of both the COVID-19 and Chlamydia vaccine trials in Q1, 2023.

Selling, general, and administrative expenses

	Three months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
Salaries & benefits	645	882	(237)	-27%
Insurance	250	420	(170)	-40%
Professional fees	1,485	311	1,174	377%
Other	214	399	(185)	46%
	2,594	2,012	582	29%

Our total Selling, general and administrative expenses for the three-month period ended December 31, 2023, were $2.6 million as compared to $2.0 million for the same period in 2022. This increase of $0.6 million was primarily attributable to the following:

●	a $1.2 million increase in professional fees due primarily to an increase in payments made to the Company’s legal and financial advisors to assist in strategic review and the Plan of Arrangement, which is described above under “Plan of Arrangement with Ceapro”; offset by
●	a $0.2 million decrease in salaries & benefits expenses primarily due to a decrease in the cost of the defined benefit pension;
●	a $0.2 million decrease in other expenses primarily due to the reversal of a provision for future estimated patent costs upon the sale of Cetrotide trademarks to Merck; and
●	a $0.2 million decrease in insurance expenses as the Company negotiated a lower premium for the current year.

	Twelve months ended December 31,
(in thousands)	2023	2022	Change	Change
	$	$	$	%
Salaries & benefits	3,124	2,994	130	4%
Insurance	1,176	1,678	(502)	-30%
Professional fees	2,981	1,845	1,136	62%
Other	1,443	1,713	(270)	-16%
	8,724	8,230	494	6%

Our total Selling, general and administrative expenses for the twelve-month period ended December 31, 2023, were $8.7 million as compared to $8.2 million for the same period in 2022. This increase of $0.5 million was primarily attributable to the following:

●	a $1.1 million increase in professional fees due primarily to an increase in payments made to the Company’s legal and financial advisors to assist in strategic review and the Plan of Arrangement, which is described above under “Plan of Arrangement with Ceapro”; and
●	a $0.1 million increase in salaries & benefits expenses primarily due to an increase in the number of full time employees; offset by
●	a $0.5 million decrease in insurance expenses as the Company negotiated a lower premium for the current year; and
●	a $0.3 million decrease in other expenses primarily due to the reversal of a provision for future estimated patent costs upon the sale of Cetrotide trademarks to Merck.

Impairment of goodwill and intangible assets

In the prior year ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. In addition, as part of the Company’s annual goodwill impairment assessment, the recoverable amount of the group of cash generating units (“CGUs”) that goodwill was allocated to was determined based on a fair value less cost of disposal (“FVLCD”) model. FVLCD was determined based on a market approach and also derived from market data including information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. Based on the Company’s assessment, the recoverable amount of the group of CGUs was lower than the carrying value and therefore an impairment charge was recorded on its goodwill and intangible assets for an amount of $7,642 and $372 respectively, as discussed in note 11 of the Company’s audited consolidated financial statements.

Net other income (costs)

For the three-month period ended December 31, 2023, our net other income was $0.8 million as compared to a net other loss of $0.1 million for the three-month period ended December 31, 2022, an increase of $0.9 million. This increase was primarily due to a $0.4 million increase in interest income and the gain on sale of intangible asset of $0.5 million.

Net other income for the twelve-month period ended December 31, 2023, was $1.5 million as compared to $0.9 million for the same period in 2022, an increase of $0.6 million. This increase was primarily due to a $1.1 million increase in interest income and the gain on sale of intangible asset of $0.5 million, partially offset by an increase in loss due to changes in foreign currency exchange rates of $1.0 million.

Net loss

For the three-month period ended December 31, 2023, we reported a consolidated net loss of $5.6 million, or $1.16 loss per common share (basic and diluted), as compared to a consolidated net loss of $12.5 million, or $2.56 loss per common share (basic and diluted) for the three-month period ended December 31, 2022. The $6.9 million decrease in net loss is primarily attributable to:

●	a $8.3 million decrease in expense from the impairment of goodwill and intangible assets in 2022;
●	a $0.6 million decrease in cost of sales and R&D costs, offset by $0.6 million increase in SG&A costs, primarily associated with the announced plan of arrangement between the Company and Ceapro Inc
●	a $0.4 million increase in interest revenue; and
●	a $0.5 million gain on the sale of trademarks due to the sale of the Cetrotide trademarks to Merck;
●	offset by a $2.3 million decrease in revenue as a result of the termination of the Novo Amended agreement in May 2023;

For the twelve-month period ended December 31, 2023, we reported a consolidated net loss of $16.6 million, or $3.41 loss per common share (basic and diluted), as compared to a consolidated net loss of $22.7 million, or $4.68 loss per common share (basic and diluted), for the year ended December 31, 2022. The $6.1 million decrease in net loss is primarily attributable to:

●	a $8.3 million decrease in expense from the impairment of goodwill and intangible assets in 2022;
●	a $0.5 million gain on the sale of trademarks due to the sale of the Cetrotide trademarks to Merck; and
●	a $1.1 million increase in interest income;
●	offset by a $1.1 million decrease in revenue as a result of the termination of the Novo Amended agreement in May 2023;
●	a $1.1 million increase in R&D costs as previously described and a $0.5 million increase in SG&A costs primarily associated with the announced plan of arrangement between the Company and Ceapro Inc; and
●	a $1.1 million increase in loss due to changes in foreign currency exchange rates.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023
	$	$	$	$
Revenues	121	3	2,246	2,128
Net loss	(5,635)	(4,145)	(2,518)	(4,255)
Net loss per share (basic and diluted)(1)	(1.16)	(0.85)	(0.52)	(0.88)

	Three months ended
(in thousands, except for per share data)	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
	$	$	$	$
Revenues	2,485	1,860	(222)	1,517
Net loss	(12,451)	(3,420)	(4,216)	(2,640)
Net loss per share (basic and diluted)(1)	(2.56)	(0.70)	(0.87)	(0.54)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

The decrease in revenue in Q3, 2023 and Q4, 2023 in contrast to the other quarterly periods presented, is due to the termination of the Company’s amended agreement with Novo Nordisk Healthcare in May 2023 and as a result, no license fee or development services revenue was recognized in Q3 or Q4, 2023.

The increase in net loss for the three-month period ended December 31, 2022 in contrast to the other quarterly periods presented, was due to the recording of an impairment charge on the Company’s goodwill and intangible assets for an amount of $7,642 and $372 respectively.

The decrease in revenue and increase in net loss for the three months ended June 30, 2022, was driven by the reversal of revenue of $0.4 million in license fees and $0.8 million in development services which took place in Q2, 2022 as a result of a change in management’s best estimate of additional costs associated to the DETECT-trial.

Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents being its primary components, is to ensure sufficient liquidity to fund research and development costs, selling, general and administrative expenses and working capital requirements. Over the past several years, we have raised capital via public and private equity offerings and issuances and have entered into licensing and collaborative arrangements, consideration from which, together with proceeds from equity issuances, has been our primary source of liquidity. During the year, the Company’s total assets decreased primarily due to funding research and development and selling, general and administrative expenses, while total liabilities decreased primarily due to the recognition of deferred revenue resulting from the termination of the Novo Amended agreement, resulting in an overall reduction in the working capital available. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated:

	December 31,
(in thousands)	2023	2022	2021
	$	$	$
Cash and cash equivalents - beginning of year	50,611	65,300	24,271
Cash used in operating activities	(17,118)	(13,680)	(8,581)
Cash flows (used in) provided by financing activities	(151)	(118)	51,037
Cash flows provided (used in) by investing activities	528	(12)	(658)
Effect of exchange rate changes on cash and cash equivalents	146	(879)	(769)
Cash and cash equivalents - end of year	34,016	50,611	65,300

Operating activities

Cash used by operating activities totaled $17.1 million for the twelve-month period ended December 31, 2023, as compared to $13.7 million in the same period in 2022. This $3.4 million increase in operating cash outflows is attributed primarily to:

●	a decrease in development services, product sales, royalty and supply chain revenues of $1.1 million;
●	an increase in R&D and SG&A expenses of $1.6 million, as described above; and
●	an increase in other operating cash and working capital outflows of $1.9 million, primarily related to the recognition of deferred revenue upon termination of the Novo Amendment agreement; offset by
●	an increase in interest received on cash deposits of $1.2 million.

Financing activities

Cash spent on financing activities totaled $0.2 million for the twelve months ended December 31, 2023, as compared to cash provided by financing activities of $0.1 million in the same period in 2022 and primarily related to building and car lease payments for our German subsidiary.

Investing activities

Cash provided by investing activities totaled $0.5 million for the twelve months ended December 31, 2023, as compared to $0. million in the same period in 2022. The $0.5 million increase is primarily related to the proceeds from the sale of an intangible asset.

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

As of December 31, 2023, the Company had an accumulated deficit of $369.8 million. The Company also had a net loss of $16.6 million and negative cash flows from operations of $17.1 million for the year ended December 31, 2023 We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months. We plan to finance our future operations and capital expenditures primarily through cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;

●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates;

●	our alignment with the FDA on regulatory approval requirements;

●	the number and characteristics of product candidates that we pursue;

●	the outcome, timing, and cost of regulatory approvals;

●	delays that may be caused by changing regulatory requirements;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;

●	the costs of responding to and defending ourselves against complaints and potential litigation;

●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Contractual obligations and commitments

The following is a summary of our contractual obligations as of December 31, 2023:

Amount
$
Less than 1 year	5,634
1 – 5 years	71
5,705

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $39,373 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Related Party Transactions

Other than ordinary course employment agreements and indemnification agreements with our management, which are disclosed in Note 27 of our consolidated financial statements for the years ending December 31, 2023, and 2022, there were no other related party transactions.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described in our annual information form under the heading “Risk Factors” for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

B.	Liquidity, Cash Flows and Resources

Please see Item 5.A “Operating Results” for information regarding the Company’s liquidity and capital resources for the year ended December 31, 2023.

C.	Research and development, patents and licenses, etc.

For a description of our R&D policies for the last three years, see “Item 4.B. Business Overview” and “Key Developments” at the beginning of this Item 5. Over the past four years, our research and development activities have encompassed:

●	the 2018 initiation of pediatric indication P01 study for MacrilenTM (macimorelin) for which Novo paid 70% of the costs;
●	the 2021 initiation of the DETECT-trial which Novo funded all costs up to $9.6 million (€9 million), and any additional costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) was shared equally between Novo and the Company until May 2023; and
●	our pipeline activities which consist of pre-clinical work.

D.	Trend Information

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

Aeterna is currently conducting its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of CGHD. Children and adolescents from two to less than 18 years of age with suspected growth hormone deficiency are to be included. The study is expected to include approximately 100 subjects in Europe and North America, with at least 40 subjects in pre-pubertal and 40 subjects in pubertal status. Macimorelin growth hormone stimulation test (“GHST”) will be performed twice for repeatability data and two standard GHSTs will be used as controls: arginine (IV) and clonidine (orally). On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active. On January 26, 2022, we announced that the DETECT-trial had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Furthermore, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities planned in both Russia and Ukraine were halted and consequently, no patients have been enrolled in either of these countries’ clinical sites to date. On January 17, 2023, we provided a business update, highlighting that bolstered enrollment was expected by the engagement of an additional CRO and the replacement of inactive countries and sites with three new countries (Armenia, Slovakia, and Turkey) as well as additional sites in the U.S. In March 2023, we received approval for and activated our first site in Slovakia. Sites in Armenia and Turkey were approved and activated in early 2024. We expect enrollment in our DETECT-trial to be completed in Q1 2024.

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

The COVID-19 vaccine landscape has continued to evolve profoundly in the past two years. There are highly effective vaccines available, an increasing number of therapeutic options are meanwhile approved or in later stage development and less lethal virus variants are spreading, all of which increase the financial risk associated with any early stage COVID-19 vaccine program. In order to ensure we are prudent with the use of resources, given the early stage of the Company’s vaccine development programs and the changes in the global situation, Aeterna had decided in Q1 2023 that it will not pursue further development of the vaccine platform for either COVID-19 or Chlamydia (which was based on the same vaccine platform as used in the Company’s COVID-19 program). As a result, the Company has also elected to terminate its existing license agreements with the University of Wuerzburg for that vaccine platform technology.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 23 to the Company’s annual audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

E.	Critical Accounting Estimates

See Item 5. A above “Operating Results”.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2023:

Name and Place of Residence	Position with Aeterna Zentaris

Ammer, Nicola Hessen, Germany	Senior Vice President Clinical Development, Chief Medical Officer
Edwards, Peter G. Ohio, United States	Director
Egbert, Carolyn Texas, United States	Director, Chair of the Board
Gagnon, Gilles Quebec, Canada	Director
Gerlach, Matthias Hessen, Germany	Senior Vice President Manufacturing and Supply Chain
Guenther, Eckhard (1) Hessen, Germany	Senior Vice President Business Development & Alliance Management; Managing Director AEZS Germany
La Fratta, Giuliano Quebec, Canada	Senior Vice President, Chief Financial Officer
Paulini, Klaus Hessen, Germany	President, Chief Executive Officer, Director; Managing Director AEZS Germany
Turpin, Dennis Quebec, Canada	Director
Teifel, Michael Hessen, Germany	Senior Vice President Non-Clinical Development, Chief Scientific Officer

(1)	Dr. Guenther retired from his positions with Aeterna effective as of January 31, 2024. Dr. Matthias Gerlach succeeded Dr. Guenther in his role as Managing Director AEZS Germany”

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

Eckhard Guenther was appointed as Managing Director of Aeterna Zentaris GmbH in January 2020 and Senior Vice President of Business Development & Alliance Management in 2021. Dr. Guenther brings more than 25 years in the pharmaceutical industry, with profound knowledge and expertise in drug discovery and development in various indication areas like oncology and endocrinology. Additionally, over the course of his career, he has gained extensive experience across research coordination, project management, intellectual properties and business development. After receiving his Ph.D. in organic chemistry from the Martin-Luther University of Halle-Wittenberg (Germany), he started his industrial career at Fahlberg-List Magdeburg in 1985. In 1990 he joined ASTA Medica AG in Frankfurt where he worked in the department of Medicinal Chemistry. During his time at ASTA Medica, Dr. Guenther was significantly involved in the preparation and execution for the spin-off of the biotechnology company Zentaris from ASTA Medica. After the founding of Aeterna Zentaris in 2002 he was appointed to Vice President of Drug Discovery and Preclinical Research. In 2008 he was promoted to Vice President Alliance Management & Intellectual Property and in 2014 he became Vice President of Business Development at Aeterna Zentaris. Dr. Guenther was responsible for the initiation and execution of several research and development and licensing deals with midsize and large international pharmaceutical companies, like Consilient Health, MegaPharm Ltd., Schering Pharma, Solvay, Yakult Honsha, Hikma Pharmaceuticals and Sinopharm A-Think. Dr. Guenther is based in Frankfurt, Germany. Dr. Guenther retired from his positions with Aeterna effective as of January 31, 2024. Dr. Matthias Gerlach succeeded Dr. Guenther in his role as Managing Director AEZS Germany.

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

Dennis Turpin is a seasoned professional executive and chartered professional accountant (CPA) with significant experience in finance and capital markets transactions, business development and mergers and acquisitions, over 20 years of which has been in the biopharmaceutical industry. He is currently the President and Chief Executive Officer of Endoceutics, Inc., a speciality biopharmaceutical company where he was previously the Vice President, Special Projects. Mr. Turpin was previously the Vice President and Chief Financial Officer of the Quebec Port Authority from February 2016 to June 2018. From 2007 to 2015, Mr. Turpin was the Senior Vice President and Chief Financial Officer of Aeterna Zentaris and, between 1996 and 2007 he held various finance roles with Aeterna Zentaris. Prior to that, he was a Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered professional accountant in 1987.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report on Form 20-F.

Board Diversity Matrix
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	As of March 26, 2024				As of March 23, 2023

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	—	—	1	4	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—				—
LGBTQ+	—				—
Did Not Disclose Demographic Background	5				5

Plan of Arrangement

Assuming the successful completion of the Plan of Arrangement, our board of directors will be reconstituted such that it will be comprised of Gilles Gagnon, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster, William Li, Carolyn Egbert, Peter Edwards and Dennis Turpin. Mr. Gagnon is currently a director of Aeterna and chairman of the board of Ceapro and Mssrs. Miller, Kosciessa and Li and Ms. Foster are also current members of the board of Ceapro. Please see the section of our Registration Statement on Form F-1 filed with the SEC on February 15, 2024, entitled “The Plan of Arrangement – Covenants – Covenants of Aeterna Zentaris Regarding the Board and Management.”

B.	Compensation

Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2023: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.741; for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759; for the financial year ended December 31, 2021: €1.000 = U.S.$1.182 and CAN$1.000 = U.S.$0.797.

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

Type of Compensation	Monthly Retainer for the year 2023	Annual Retainer for the year 2023
Chair of the Board Retainer	—	80,000
Board Member Retainer	—	50,000
Audit Committee Chair Retainer	—	30,000
Audit Committee Member Retainer	—	7,500
NGCC Chair Retainer	—	15,000
NGCC Member Retainer	—	5,000
BOD Strategic Committee	—	78,000

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

Outstanding Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2023:

			Option-based Awards			Share-based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Issuance Date	Number of Shares or Units of Shares that have vested	Market or Payout Value of Share-based Awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(2)
		(#)	($)			(#)	($)	($)
Edwards,	—	—	—	—	05/15/2020	1,200	—	2,232
Peter	—	—	—	—	05/05/2021	2,800	—	5,208
	—	—	—	—	08/03/2022	20,000	—	37,200
	—	—	—	—	06/14/2023	25,000	—	46,500
Egbert,	08-15-2017	2,400	51.25	08-15-2024	—	—	—	—
Carolyn	—	—	—	—	05/08/2018	920	—	1,711
	—	—	—	—	05/22/2019	1,200	—	2,232
	—	—	—	—	05/15/2020	1,200	—	2,232
	—	—	—	—	05/15/2021	2,800	—	5,208
	—	—	—	—	08/03/2022	20,000	—	37,200
	—	—	—	—	06/14/2023	25,000	—	46,500
Gagnon,	—	—	—	—	05/15/2020	1,200	—	2,232
Gilles	—	—	—	—	05/19/2021	2,800	—	5,208
	—	—	—	—	08/03/2022	20,000	—	37,200
	—	—	—	—	06/14/2023	25,000	—	46,500
Turpin,	—	—	—	—	05/19/2021	2,800	—	5,208
Dennis	—	—	—	—	08/03/2022	20,000	—	37,200
	—	—	—	—	06/14/2023	25,000	—	46,500

(1) “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2023) of $1.86 and the exercise price of the options, multiplied by the number of unexercised options.

(2) The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2023) of $1.86.

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

Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2023 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Edwards, Peter	140,500	71,000	—	—	—	—	211,500
Egbert, Carolyn	173,000	71,000	—	—	—	—	244,000
Gagnon, Gilles	62,500	71,000	—	—	—	—	133,500
Turpin, Dennis	158,000	71,000	—	—	—	—	229,000

(1)	In respect of our financial year ended December 31, 2023, we paid an aggregate amount of $534,000 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2023.
(2)	Amounts shown represent the value of the DSUs on the grant date ($2.84). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our “Named Executive Officers” during 2023. For the 2023 year, our “Named Executive Officers” were as follows:

●	Dr. Klaus Paulini, who, since October 4, 2019, is serving as President and Chief Executive Officer, as well as Managing Director AEZS Germany since July 2019;
●	Mr. Giuliano La Fratta, who, since January 24, 2022, is serving as Senior Vice President, Chief Financial Officer; and
●	Dr. Matthias Gerlach, who serves as Senior Vice President Manufacturing & Managing Director, Aeterna Zentaris GmbH ; Mr. Eckhard Guenther, who serves as Vice President Business Development & Alliance Management and Managing Director AEZS Germany; Ms. Nicola Ammer, who serves as Chief Medical Officer and Senior Vice President Clinical Development; and Mr. Michael Teifel who serves as Senior Vice President, Non-Clinical Development and Chief Scientific Officer, who were our hour most highly compensated executive officers.

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

2023 Compensation

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

Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2023:

Objective	Result
Drive financial performance with a high degree of disclosure quality and receiving clean audited reports and reducing our close to 5-6 days instead of 10-14 days.	Objective met: We received a clean audit opinion for the 2022 year end, reduced our monthly close to 6 days and greatly improved the quality of our internal and external financial reporting. This was accomplished by implementing additional processes, leveraging existing technology, utilizing new applications, and greater collaboration across the finance team.
Streamlining back-office process related to month end close; further improving interaction with operations to ensure accuracy by rolling out an R&D accrual process tool in Q1 and implementation a new reporting tools in Q1.	Objective met: We have streamlined monthly calls with operations to review progress of projects and ensure accurate R&D accruals. We also completed our initial implementation of the new Insight reporting tool in Q1. Through Q2 the team continues to refine the reporting tool and expect it to be fully operational at the end of Q2.
Identify at least $1M in additional savings or gains vs. budget by end of Q2.	Objective met: As of April 30th, we are $2.6M in favorable cash savings versus budget, and projections indicate that we will exceed this goal by June.
Transition from Novo: Ensure in Q2 the $9.4M are received together with all other deliverables (Product; API, equipment, documentation) at minimal cost.	Objective met: All expected payments ($9.4M) received from Novo; API received at no cost; NDA and documents transferred.
Continue to prioritize operational strategies within our pipeline to ensure high quality of work and success of hitting milestones:
1. Completion of the DETECT trial (l.p.l.v.) by end of 2023.	1. Objective not met: Completed in Q1, 2024.
2. Securing NMOSD efficacy data from patient blood in Q1	2. Objective met: AIM efficacy data received (T cell effects in blood).
3. Defining NMOSD development candidate in Q4	3. Objective on track: to define development candidates for AIMs.
Ensure Go/No-Go decision for ALS project by end of Q1.	Objective met: Positive ALS data warrants continuation, a go decision.
Enable evaluation of success probability of ALS vs. DC-PTH project before ASM meeting	Objective met: ALS and DC-PTH seem feasible and we are looking to identify partners for both projects.
Ensure timely product supplies with adequate quality oversight to prevent any re-calls throughout 2023.	Objective met.
Meet or beat the YTD performance of the XBI index on Dec. 1st, 2023.	Objective not met: Due to delays in achieving certain business and operational milestones.
Revise IR strategy and planning from the restrained approach during H1 2023:
1. Constant review of retail investors chat rooms	1. Objective ongoing – Review of investor feedback from chat rooms is included as a recurrent item for internal investor relations meetings.
2. More public appearances in person and virtually	2. Objective ongoing – The company made appearances at two events, the JTC Virtual Investor Summer Spotlight Series (July 13) and the H.C.Wainwright 25th Annual Global Investment Conference (Sept. 11-13).
3. Tailored outreach to our known (main) investors.	3. Objective ongoing – Regular outreach program to our known investors base was implemented and is ongoing.
4. Increased outreach to potential institutional investors	4. Objective ongoing – The Company’s M&A process during the year resulted in tailoring back outreach to selected activities.
MACRILEN partnering in US – Identify a new US and Canadian partner for Macrilen® by the end of 2023.	Objective ongoing

Long-Term Equity Compensation

For the financial year ended December 31, 2023, the Board approved did not approve any issuance of stock option awards to any of the Named Executives.

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

There were 2,400 options outstanding under the Stock Option Plan representing approximately 0.0% of all issued and outstanding Common Shares as of December 31, 2023. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2023, there were 237,656 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2023	—	4,855,766	0%
December 31, 2022	—	4,855,766	0%
December 31, 2021	—	4,596,980	0%

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

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 247,920 awards outstanding under the Long-Term Incentive Plan representing approximately 2.8% of all issued and outstanding Common Shares as of December 31, 2023. As of December 31, 2023, there were 303,250 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the LTIP for the most recently completed fiscal year is set out below:

LTIP
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2023	114,000	4,855,876	2.3%
December 31, 2022	82,000	4,855,876	1.7%
December 31, 2021	34,400	4,596,980	0.7%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the LTIP by the weighted average number of securities outstanding for the applicable fiscal year.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2023:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paulini, Klaus	08/15/2019	1,000	53.75	08/15/2026	—	—	—	—	—
	11/11/2019	1,400	25.75	11/11/2026	—	—	—	—	—
	12/14/2020	1,400	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	4,000	10.51	12/17/2028	—	—	—	—	—

Giuliano La Fratta	1/10/2022	2,000	8.88	01/10/2029	—	—	—	—	—
Gerlach, Matthias	12/04/2019	800	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—

Guenther, Eckhard	12/04/2019	1,000	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—

Ammer, Nicola	12/04/2019	1,000	21.75	12/04/2026	—	—	—	—	—
	12/14/2020	1,000	9.15	12/14/2027	—	—	—	—	—
	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—

Teifel, Michael	12/17/2021	2,000	10.51	12/17/2028	—	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2023.
(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2023) of $1.86 and the exercise price of the options, multiplied by the number of unexercised options.

For the financial year ended December 31, 2023, the Board approved did not approve any issuance of stock option awards to any of the Named Executives.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2023:

	Option-based awards — Value vested during the year(1)	Share-based awards —Value vested during the year	Non-equity incentive plan compensation — Value earned during the year(2)
	$	$	$
Paulini, Klaus	—	—	46,543
La Fratta, Giuliano	—	—	37,045
Gerlach, Matthias	—	—	24,895
Guenther, Eckhard	—	—	19,483
Ammer, Nicola	—	—	23,813
Teifel, Michael	—	—	23,813

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.
(2)	During 2023, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid bonuses granted in 2023 for activities related to 2022 and will be paid in 2024 bonuses granted in 2024 for activities related to 2023.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2023, 2022 and 2021. All amounts in the table below are in U.S. dollars. Ms. Auld’s and Mr. La Fratta’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach, Dr Teifel and Dr. Ammer were made in Euros.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- term incentive plans ($)	Pension Value ($)(2)	Contributions to Registered Retirement Saving Plan / 401K account ($)	Total compensation ($)
Paulini, Klaus(3) President and Chief Executive	2023	324,097	—	—	46,543	—	593,905	—	964,545
Officer; Managing	2022	319,614	—	—	45,561	—	218,798	—	583,972
Director AEZS Germany	2021	374,496	—	35,298	162,530	—	213,700	—	786,024
Giuliano La Fratta Senior Vice President, Chief Financial Officer	2023	206,805	—		37,045	—	—	10,340	254,190
	2022	208,262	—	14,944	31,192	—	—	12,921	267,319
	2021	—	—	—	—	—	—	—	—
Guenther, Eckhard Senior Vice President Business Development and Alliance	2023	232,716	—	—	19,483	—	85,366	—	337,565
Management; Managing	2022	223,359	—	—	19,072	—	(146,455)	—	95,976
Director AEZS Germany	2021	238,737	—	17,649	67,021	—	5,019	—	328,426
Gerlach, Matthias Senior Vice	2023	188,532	—	—	24,895	—	49,683	—	263,110
President Manufacturing	2022	200,316	—	—	24,370	—	(247,820)	—	(23,135)
and Supply Chain	2021	203,276	—	17,649	55,319	—	16,314	—	292,558
Ammer, Nicola Chief Medical Officer and	2023	173,993	—	—	28,813	—	9,746	—	207,552
Senior Vice President	2022	173,724	—	—	23,310	—	(29,047)	—	167,987
Clinical Development	2021	182,787	—	17,649	53,191	—	2,400	—	256,027
Teifel, Michael Chief Science Officer and Senior Vice President	2023	188,757	—	—	23,813	—	35,672	—	248,242
	2022	153,558	—	—	23,310	—	(139,729)	—	37,138
	2021	157,510	—	—	—	—	1,007	—	158,517

(1) Non-equity incentive plan compensation includes cash bonuses. During 2023, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid for bonuses granted in 2022 for activities related to 2022 and will be paid in 2024 bonuses granted in 2023 for activities related to 2023.

(2) Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participates in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Dr. Ammer participates in RUK 2 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. The pension value represents the change in the pension liability between December 31, 2022 and 2023 for each Named Executive Officer. In 2023 there was a decrease in the discount rate actuarial assumption from 3.75% in 2022 to 3.30% in 2023, that is used to estimate the Pension Benefit Plan obligation. For several of the named Executive Officers, this has resulted in an increase in the their Pension Value and is reflected in the above table.

(3) Dr. Paulini did not receive any compensation in his role as a managing director of GmbH or as an executive director.

The value of option-based awards set out in the table above represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2023, the Black-Scholes valuation model values the options based on the following assumptions: a 5.45-year expected life, 104.46% expected volatility, risk-free annual interest rate of 3.56% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2022, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
August 15, 2017	$51.25	79%
August 15, 2019	$53.75	79%
November 11, 2019	$26.25	67%
December 4, 2019	$21.75	68%
December 14, 2020	$9.15	74%
December 17, 2021	$10.50	84%
January 10, 2022	$8.88	84%
January 17, 2023	$3.75	80%

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2023 was $964,545, including an incentive bonus in the amount of $46,543.

For the financial year ended December 31, 2023, the Board did not approve an award of stock options to Dr. Paulini in accordance with the Long-Term Incentive Plan.

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

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee’s total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee’s contribution. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,906 (€7,300) per month. Accordingly, the employee will contribute at most $158.12 (€146.00) monthly and AEZS Germany will contribute at most $282.08 (€260.46) monthly.

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

Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $1,596.23 (€1,473.90) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $158.12 (€146.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Dr. Ammer participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributes 3% of her monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Ammer will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age.

Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel’s monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Teifel will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during her employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

●	The table below includes the following information about each Named Executive Officer participating in the pension, retirement or similar plans of the Company:, years of credited service as at December 31, 2023;
●	estimated annual benefit accrued, or earned, for service to December 31, 2023 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2023 to December 31, 2022.

	Number of years	Annual benefits payable ($)(2)		Opening present value of defined	Compensatory	Non-	Closing present value of defined
Name	credited service (#)(1)	At year end	At age 65	benefit obligation ($)(3)	change ($)(4)	compensatory change ($)(5)	benefit obligation ($)(3)
Paulini, Klaus	26	74,388	88,986	1,353,345	526,625	67,280	1,947,250
Guenther, Eckhard	33	37,901	37,901	946,298	38,322	47,044	1,031,663
Gerlach, Matthias	23	12,797	20,651	168,102	41,326	8,357	217,785
Teifel, Michael	19	14,570	15,518	210,532	25,205	10,466	246,204
Ammer, Nicola	9	2,447	4,744	29,089	8,299	1,446	38,835

(1) The number of years of credited service as at December 31, 2023 corresponds to the actual years of service with AEZS Germany.

(2) For each Named Executive Officer, the amount of annual benefits payable at December 31, 2023 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2023. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2023 increased to reflect estimated credited service at age 65.

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

(4) Compensatory change represents the change in the pension liability between December 31, 2022, and 2023 for each Named Executive Officer.

(5) The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Company’s 2023 and 2022 consolidated financial statements in Note 15, and as prescribed by IFRS. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

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

The current members of the Audit Committee are Dennis Turpin (Chair), Peter G. Edwards, and Gilles Gagnon. In accordance with Nasdaq rules applicable to foreign private issuers, all members of the Audit Committee satisfy the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our Board has determined that Mr. Turpin is the financial expert (as defined in paragraph (b) of Item 16A to Form 20-F).

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

The NGCC is currently composed of Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon, each of whom is independent. The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate.

D.	Employees

As at December 31, 2023, we had a total of 21 active employees, of which 17 are based in Frankfurt, Germany. In addition, there was one employee based in the U.S. and 3 other active employees each based in Quebec, New Brunswick and Ontario, Canada.

Our current employees are engaged in the following activities: (i) six are engaged in research and development, regulatory affairs and quality assurance; (ii) six are involved in commercial operations and business development; and (iii) nine are involved in various administrative functions, including finance and accounting. We do not employ any sales representatives. As at December 31, 2022, we had a total of 21 active employees, of which 17 were based in Frankfurt, Germany. In addition, there was one employee based in the U.S. and 3 other active employees each based in Quebec, New Brunswick and Ontario, Canada.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership

The table below sets forth information as of March 26, 2024 provided to us by our directors and named executive officers as of December 31, 2023 concerning their ownership of Common Shares and stock options of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options	No. of DSUs Held
Ammer, Nicola	—	—	4,000	3,334	—
Egbert, Carolyn	1,876	*	2,400	2,400	51,120
Edwards, Peter G.	—	—	—	—	49,000
Gagnon, Gilles	—	—	—	—	49,000
Gerlach, Matthias	—	—	3,800	3,134	—
Guenther, Eckhard	—	—	4,000	3,334	—
Paulini, Klaus	4,200	*	7,800	6,467	—
Turpin, Dennis	1,280	*	—	—	47,800
Teifel, Michael	—	—	2,000	1,334	—
La Fratta, Giuliano	—	—	2,000	667	—
Total	10,297	—	26,000	20,670	196,920

* Less than 1%

(1)	Based on 4,855,876 Common Shares outstanding as at March 26, 2024
(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption “Outstanding Option-Based Awards and Share-Based Awards”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 26, 2024, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders).

Changes in Percentage Ownership by Major Shareholders

On February 18, 2020, Armistice Capital Master Fund, LTD became a major shareholder of the Company due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2020 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 16, 2021. On July 1, 2020, Intracoastal Capital LLC became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. On July 2, 2020, Lind Global Macro Fund, LP became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. We have no major shareholders as of March 26, 2024.

United States Shareholders

Based on a review of the information provide to us by our transfer agent, as at March 26, 2024, there were 14 holders of record of our Common Shares, of which two were registered with an address in the U.S., holding in the aggregate approximately 99% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker “street names”.

B.	Related party transactions

For a description of the interests of our directors and executive officers and other related party considerations in the Plan of Arrangement, please see the sections in our preliminary prospectus dated February 15, 2024, filed with the SEC on Form F-1 entitled “Interest of Directors and Executive Officers in the Plan of Arrangement” and “Certain Relationships and Related Party Transactions,” which information is incorporated by reference in this annual report.

Other than the foregoing discussion and certain employment agreements and indemnification agreements with our management as described under “Item 10. – Additional Information,” there are no related party transactions.

C.	Interests of experts and counsel

Not required.

Item 8.	Financial Information

A.	Consolidated statements and other financial information

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

B.	Significant changes

Except for the Plan of Arrangement discussed in Item 4.B. of this Annual Report, no significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and listing details

Not applicable, except for Item 9A(4). Our Common Shares are listed on both the NASDAQ and the TSX under the symbol “AEZS”. The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on the NASDAQ and on the TSX as of December 31, 2023:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2023	3.89	1.42	5.30	1.91
Fourth quarter	2.46	1.42	3.36	1.91
Third quarter	3.19	2.44	4.21	3.25
Second quarter	3.23	2.45	4.38	3.34
First quarter	3.89	2.61	5.30	3.36
2022	10.50	3.02	12.75	4.05
Fourth quarter	4.34	3.02	5.84	4.05
Third quarter	6.00	3.69	7.50	5.07
Second quarter	9.25	4.25	11.75	5.50
First quarter	10.50	8.25	12.75	10.25
2021	83.50	9.00	106.25	16.00
Fourth quarter	19.25	9.00	24.00	11.38
Third quarter	22.00	14.75	27.50	19.00
Second quarter	28.50	20.75	35.50	25.50
First quarter	83.50	12.75	106.25	16.00

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares are listed and posted for trading on both the NASDAQ and the TSX under the symbol “AEZS”.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not required.

B.	Memorandum and articles of association

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, May 9, 2019 and July 18, 2022 (together with the Restated Articles of Incorporation, the “Articles”) and by our bylaws, as amended and restated on March 21, 2013 (the “bylaws”). Our Articles are on file with Corporations Canada under Corporation Number 264271-9. The Articles do not include a stated purpose and do not place any restrictions on the business that we may carry on. In connection with and assuming the successful closing of the Plan of Arrangement, we will be amending our Articles to reflect a share consolidation.

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

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at March 26, 2024, there were approximately 4,855,876 Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

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

Warrants

For a description of our Warrants, see note 16 – share capital, warrants and other capital, to the audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

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

Shareholder Rights Plan

The Board of the Company approved an amended and restated shareholder rights plan of the Company on March 29, 2019, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Company on May 8, 2019 (the “Rights Plan”). Shareholders of the Company reconfirmed the Rights Plan on June 21, 2022. The Rights Plan was originally implemented in 2016 and was implemented to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company.

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

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Rights Plan. A draft of the Rights Plan is available at the following websites: www.zenataris.com, www.sedarplus.ca and www.sec.gov.

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

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Company to be held in 2025 and at every third annual meeting of the Company thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

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

As of the date hereof, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.326 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds CAN$1.989 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

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

The following are the only material agreements of the Company that are in effect as of the date hereof (other than certain agreements entered into in the ordinary course of business):

●	the Arrangement Agreement (as described below);
●	the Lock-Up Agreements (as described below); and
●	the Licensing Agreement with Consilient Health (as described below).

Arrangement Agreement

On December 14, 2023, Aeterna Zentaris entered into an Arrangement Agreement with Ceapro, pursuant to which we and Ceapro agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, including the receipt of the approval of the stockholders of Aeterna Zentaris and Ceapro the final order of the Court of King’s Bench of Alberta and certain regulatory and exchange approvals described below, on the Effective Date (as defined in the Arrangement Agreement) we will acquire 100 percent of the Ceapro Shares pursuant to a company-approved plan of arrangement under the Canada Business Corporations Act such that Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis. On March 12, 2024, the stockholders of Aeterna approved the Plan of Arrangement.

For additional information with respect to the representations and warranties, conditions to closing and other terms in the Plan of Arrangement please refer to the section entitled “The Plan of Arrangement” and to the Arrangement Agreement incorporated by reference as Exhibit 2.1 to our Registration Statement on Form F-1 filed with the SEC on February 15, 2024, which is incorporated herein by reference.

Lock-Up Agreements

On December 14, 2023 and prior to entering into the Arrangement Agreement, each of the directors and officers of Ceapro have entered into Aeterna Zentaris Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Aeterna Zentaris to vote in favour of the Arrangement Resolution (as defined in the Arrangement Agreement) on the terms and subject to the conditions set forth in the Aeterna Zentaris Lock-Up Agreements. As of January 12, 2024, the record date for the determination of shareholders and option holders of Ceapro entitled to receive notice of and vote at Ceapro’s special meeting of shareholders and option holders held on March 12, 2024, the directors and officers of Ceapro subject to the Aeterna Zentaris Lock-Up Agreements held or exercised control or direction over 1,990,468 Ceapro Shares, representing approximately 2.54% of the issued and outstanding Ceapro Shares, and 1,985,000 Ceapro Options (as defined in the Arrangement Agreement), for a total of 3,975,468 Ceapro securities, representing 4.90% of the total issued and outstanding Ceapro securities.

European Economic Area and United Kingdom License Agreement

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH”) for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom (the “CH License Agreement”). On March 15, 2023, with the Company’s consent, Consilient Health (“CH”) entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product (together, the “Assignment Agreement”). Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH.

Under the terms of the Agreement, CH agreed to make a non-refundable, non-creditable upfront payment to the Company of $1,209 (€1.0 million), which the Company received in January 2021. The Company also is eligible to receive additional consideration, including regulatory milestones related to agreed-upon pricing and reimbursement parameters; net sales milestones; and royalties, ranging from 10%-20% of net sales of macimorelin, subject to reduction in certain cases, or sublicense income recorded by Pharmanovia.

As consideration for the right to commercialize the licensed product, Pharmanovia has agreed to pay certain milestones and royalty payments as summarized below:

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

If there is a termination of the Executive’s employment by us without “Cause”, then the Executive will be entitled to receive a severance payment depending on the length of his service. At the end of December 31, 2023 the Executive will be entitled to receive a severance payment in the amount equal to $603,389 CAD.

AEZS entered into an amended change of control agreement with Mr. La Fratta on November 10, 2023. In the event of a “Change of Control” (as defined in the change of control agreement) occurring within a 24 month period of the date of the amended agreement, Mr. La Fratta will be entitled to receive:

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

Eckhard Guenther

AEZS Germany entered into an employment agreement in 1990 with Dr. Guenther, Vice President Business Development & Alliance Management. In accordance with the terms of his employment agreement, Dr. Guenther will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany. Dr. Guenther retired from his positions with Aeterna effective as of January 31, 2024. Dr. Klaus Paulini succeeded Dr. Guenther in his role as Managing Director AEZS Germany

Nicola Ammer

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

Name	Termination Provisions Value ($)(1) (2)
Ammer, Nicola	—
La Fratta, Giuliano	456,077
Gerlach, Matthias	—
Guenther, Eckhard	—
Paulini, Klaus	324,690

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2023).
(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

D.	Exchange controls

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

For a summary of the U.S. federal income tax consequences to U.S. Holders of the receipt and exercise (or expiration) of the new warrants to be issued in connection with the Plan of Arrangement and the ownership and disposition of Common Shares received upon exercise of such warrants, please refer to the section entitled “U.S. Federal Income Tax Considerations for U.S. Holders” of our Registration Statement on Form F-1 filed with the SEC on February 15, 2024, which is incorporated herein by reference.

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

The Company believes it was a PFIC for the 2015 taxable year, but not for the taxable years 2016 through 2023. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2023 taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the Company’s PFIC status.

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

Dividends paid to non-corporate U.S. Holders by the Company in a taxable year in which it is treated as a PFIC, or in the immediately following taxable year, will not be eligible for the special reduced rates normally applicable to long-term capital gains. In all other taxable years, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. (including a minimum holding period requirement). The Company believes it was not a PFIC for the 2023 taxable year. However, no assurance can be provided that the Company will not be classified as a PFIC for 2024 and, therefore, no assurance can be provided that a U.S. Holder will be able to claim a reduced rate for dividends paid in 2023 or 2024 (if any). Please see the subsection above entitled “Material U.S. Federal Income Tax Considerations—’Tax Consequences if we are a Passive Foreign Investment Company’” for a more detailed discussion.

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

We have never declared nor paid dividends on our securities and do not have paying agents therefor. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends on our securities is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition.

G.	Statement by experts

Not required.

H.	Documents on display

In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR+, accessible at the website www.sedarplus.ca. This material includes our Management Information Circular for our annual meeting of shareholders to be held in 2024 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2023 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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

As of December 31, 2023, three counterparties included in trade accounts receivable comprised a total receivable of approximately $67 (2022 - three counterparties for $403) of which $nil (2022 - $nil) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2023, the Company has provided for all outstanding and unpaid amounts relating to its operations.

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

Management concluded that the Company has sufficient cash on hand to meet its obligations as they become due for the next 12 months, considering the Company’s planned research and development activities, selling expenses, general and administrative expenses and working capital requirements. The Company has the ability to scale its research and development activities, and will do so as necessary, based on cash availability. While the Company has $34,016 in cash and cash equivalents at December 31, 2023, it continues to have an ongoing need for additional capital resources to research and develop, commercialize and manufacture its products and technologies.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year.

(c)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2023, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2023 would have been lower or higher by approximately $1,055 (2022 - $823 and 2021 - $300).

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

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2023.

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

Remediation of Previously Reported Material Weakness

As previously disclosed in our annual report Item 15 – “Controls and Procedures” in our Annual Report on Form 20-F for the year ended December 31, 2021, our management identified a material weakness in our control over financial reporting that resulted from a failure in the design and implementation of review controls over the accounting for license and collaboration agreements under IFRS and the related revenue recognition. Due to remediation measures taken by us during 2022 to implement and subsequently test newly established policies, procedures, and control activities designed to address the material weakness, management has concluded that this material weakness was remediated as of December 31, 2022.

Our management assessed our internal control over financial reporting as of December 31, 2023. Management based its assessment on criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment of our internal control over financial reporting, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board has determined that we have at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert is Mr. Dennis Turpin, the Audit Committee’s Chairman. In accordance with Item 16A, paragraph (d) of Form 20-F, the designation of Mr. Turpin as our audit committee financial expert does not: (i) make Mr. Turpin an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Turpin that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other current members of the Audit Committee are Peter G. Edwards and Gilles Gagnon each of whom, along with Dennis Turpin (Chair), is independent, as that term is defined in the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. For a description of their respective education and experience, please refer to “Item 6. – Directors, Senior Management and Employees”.

Item 16B.	Code of Ethics

On February 2, 2023, we adopted a Code of Ethics for all directors, officers and employees that complies with the Nasdaq rules and the definition of a “code of ethics” set forth in Section 406(c) of the Sarbanes-Oxley Act of 2002, as amended. We have filed our Code of Ethics as Exhibit 11.1 to this Annual Report on Form 20-F. A copy of our Code of Ethics is posted on the “Corporate Governance – Governance Documents” page of our website at https://www.zentaris.com/governance-docs. We expect that any amendment to our Code of Ethics, or any waivers of its requirements, will be disclosed on our website. We will also provide a copy of our Code of Ethics without charge to any person or company upon request to our Corporate Secretary, at our principal executive offices at c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7.

Item 16C.	Principal Accountant Fees and Services

(All amounts are in U.S. dollars)

The current auditors of the Company are Deloitte LLP. Deloitte LLP was appointed as the Company’s auditor on June 14, 2023 and Ernst & Young LLP resigned as the Company’s auditor on March 25, 2023.

(a)	Audit Fees

During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed $394,345 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings and the Company’s previous principal accountant, Ernst & Young LLP billed $31,526. for the review of the Company’s quarterly consolidated financial statements. During the financial year ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed $348,498, for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees

During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed $58,639. During the financial year ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed $nil.

(c)	Tax Fees

During the financial year ended December 31, 2023, the Company’s principal accountants, Deloitte LLP, billed $nil, for services related to tax compliance, tax planning and tax advice. During the financial year ended December 31, 2022, the Company’s principal accountants, Ernst & Young LLP, billed $15,646, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees

During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed us $5,198 for services not included in audit fees, audit-related fees and tax fees. During the financial year ended December 31, 2022, the Company’s principal accountant, Ernst & Young LLP, billed us $nil for services not included in audit fees, audit-related fees and tax fees.

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

For the year ended December 31, 2023 the Company’s principal accountant, Deloitte LLP, billed us $58,639 for non-audit services that were approved by the Audit Committee. For the year ended December 31, 2022, there were no non-audit services provided by our external auditor that required the approval from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

On March 25, 2023 its auditor, Ernst & Young LLP (“E&Y”), advised the Company that it has declined to stand for reappointment to conduct the audit of the Company’s financial statements for the fiscal year ending December 31, 2023. E&Y completed the audit for the financial fiscal year ended December 31, 2022. Following a comprehensive review of the Company’s external audit services, the Audit Committee sought proposals to provide audit services for the financial year ending on December 31, 2023. After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that Deloitte LLP be proposed for appointment as auditors of the Company for the financial year ending on December 31, 2023. Deloitte LLP was appointed as the Company’s auditor effective June 14, 2023.

Ernst & Young LLP’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during the two fiscal years ended December 31, 2022 and 2021, there were no (1) disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in their report or (2) “reportable events” (within the meaning of Item 16F(a)(1)(v) of Form 20-F and the related instructions thereto) except that, in connection with the preparation of the Company’s consolidated financial statements as of December 31, 2021, Ernst & Young LLP and management identified a material weakness in the Company’s internal controls as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was remediated as of December 31, 2022 or (3) reportable events, disagreements or unresolved issues (as such terms are defined in Canadian securities legislation).

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on March 31, 2023, which was provided to Ernst & Young LLP and on which we requested and received from Ernst & Young LLP a letter addressed to the SEC stating whether or not Ernst & Young LLP agrees with the statements therein. A copy of Ernst & Young LLP’s letter, dated March 31, 2023, is hereby incorporated by reference as Exhibit 16.1 to this annual report.

In the past two years the independent auditor’s reports have not contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there have been no disagreements with a former independent auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

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

Item 16H.	Mine Safety Disclosure

None.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of all of our stakeholders. Our business depends on the efficient and uninterrupted operation of our information technology systems and those of our third-party vendors. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our risk management and compliance program.

Our cybersecurity policies, standards, processes and practices are fully integrated into the Company’s enterprise-wide risk management and compliance program and overseen by the Audit Committee and our CFO. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of the Company’s overall risk management and compliance approach, the Company’s cybersecurity program is focused on the following key areas:

Governance: The Board’s oversight of cybersecurity risk management is led by the Audit Committee of the Board, which regularly interacts with our CFO, our Information technology partners and other members of management.

Collaborative Approach: We have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, Security Information and Event Management systems, Extended Detection and Response with 24/7 Security Operations Center, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning: We have established and maintain comprehensive incident response and recovery plans to address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Awareness: We provide regular training for personnel regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

PART III

Item 17	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F-1.

Aeterna Zentaris Inc.

Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and development (“R&D”) accruals – Refer to Notes 3, 8 and 12 of the financial statements

Critical Audit Matter Description

The Company carries out R&D activities including contracts with clinical research organizations and contract manufacturing organizations. Management applies judgment when reviewing open contracts and purchase orders, communicating with the Company’s personnel to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The Company adjusts the accrued or prepaid expense balance accordingly.

We identified the estimation of R&D accruals as a critical audit matter due to the judgment made by management. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of R&D accruals included the following, among others:

●	For a sample of open contracts and purchase orders:

-	Assessed the Company’s estimates of the activities completed to date by (i) inspecting original contract terms, change orders and the expected timeline for the related study, (ii) obtaining third party reports detailing progress of the study, and (iii) discussing the status of the study with certain members of management and project teams;

●	For a sample of subsequent disbursements related to R&D expenses:

-	Assessed whether the related purchase orders were properly accrued for as at year-end;

●	Inspecting (i) publicly available information (such as press releases and investor presentations) and (ii) board of directors’ materials, as available, regarding the status of the studies and assess any contradictory evidence over the advancement of the studies.

/s/ Deloitte LLP

Chartered Professional Accountants

Montreal, Canada
March 26, 2024

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. (the Company) as of December 31, 2022, the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2021 to 2023.

Montreal, Canada

March 22, 2023

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(in thousands of US dollars)

	2023	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	34,016	50,611
Trade and other receivables (note 7)	222	732
Inventory	66	229
Income taxes receivable	121	1,428
Prepaid expenses and other current assets (note 8)	1,942	2,488
Total current assets	36,367	55,488

Non-current assets
Restricted cash equivalents (note 6)	332	322
Property and equipment (note 9)	317	216
Total non-current assets	649	538
Total assets	37,016	56,026

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 12)	3,622	3,828
Provisions (note 13)	429	45
Income taxes payable	111	108
Deferred revenues (note 5)	218	2,949
Lease liabilities (note 14)	160	114
Total current liabilities	4,540	7,044
Non-current liabilities
Deferred revenues (note 5)	1,544	1,684
Deferred gain	-	110
Lease liabilities (note 14)	119	65
Employee future benefits (note 15)	12,617	11,159
Provisions	-	188
Total non-current liabilities	14,280	13,206
Total liabilities	18,820	20,250

Shareholders’ equity
Share capital (note 16)	293,410	293,410
Warrants (note 17)	5,085	5,085
Contributed surplus (note 18)	90,710	90,332
Deficit	(369,831)	(352,084)
Accumulated other comprehensive loss	(1,178)	(967)
Total Shareholders’ equity	18,196	35,776
Total liabilities and shareholders’ equity	37,016	56,026

Commitments (note 26)

Subsequent event (note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars)

	Share capital	Warrants	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total
	$	$	$	$	$	$
Balance - January 1, 2021	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	-	-	-	(8,368)	-	(8,368)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	367	367
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability	-	-	-	(3,592)	-	(3,592)
Comprehensive loss	-	-	-	(11,960)	367	(11,593)
Issuance of common shares and warrants, net of transaction costs (note 16)	29,082	1,897	-	-	-	30,979
Exercise of warrants (note 17)	29,833	(9,746)	-	-	-	20,087
Transfer of warrant issuance costs on exercise of warrants (note 17)	(532)	532	-	-	-	-
Exercise of deferred share units	19	-	(28)	-	-	(9)
Share-based compensation costs	-	-	311	-	-	311
Balance - December 31, 2021	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	-	-	-	(22,727)	-	(22,727)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(289)	(289)
Actuarial gain on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	-	-	-	5,262	-	5,262
Comprehensive loss	-	-	-	(17,465)	(289)	(17,754)
Share-based compensation costs	-	-	544	-	-	544
Balance – December 31, 2022	293,410	5,085	90,332	(352,084)	(967)	35,776
Net loss	-	-	-	(16,552)	-	(16,552)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(211)	(211)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	-	-	-	(1,195)	-	(1,195)
Comprehensive loss	-	-	-	(17,747)	(211)	(17,958)
Share-based compensation costs	-	-	378	-	-	378
Balance – December 31, 2023	293,410	5,085	90,710	(369,831)	(1,178)	18,196

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2023	2022	2021
	$	$	$
Revenues (note 5)	4,498	5,640	5,260

Expenses
Cost of sales	222	157	90
Research and development	13,560	12,506	6,574
Selling, general and administrative	8,724	8,230	7,267
Impairment of intangible assets (note 10)	-	584	-
Impairment of goodwill (note 11)	-	7,642	-
Impairment of other assets (note 7)	-	124	-
Total expenses	22,506	29,243	13,931
Loss from operations	(18,008)	(23,603)	(8,671)

(Loss) gain due to changes in foreign currency exchange rates	(206)	879	215
Gain on sale of intangible asset (note 10)	549	-	-
Interest income	1,126	-	-
Net other costs	(13)	(3)	(21)
Net other income (costs)	1,456	876	194

Loss before income taxes	(16,552)	(22,727)	(8,477)

Income tax recovery	-	-	109
Net loss	(16,552)	(22,727)	(8,368)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(211)	(289)	367
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans (note 15)	(1,195)	5,262	(3,592)
Comprehensive loss	(17,958)	(17,754)	(11,593)

Basic and diluted loss per share (note 25)	(3.41)	(4.68)	(1.82)

The accompanying notes are an integral part of these consolidated financial statement

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars)

	Years ended December 31,
	2023	2022	2021
	$	$	$
Cash flows from operating activities
Net loss	(16,552)	(22,727)	(8,368)
Items not affecting cash and cash equivalents:
Amortization of deferred revenues	(1,607)	(1,704)	(1,670)
Share-based compensation costs	378	544	311
Movement in provisions	224	(28)	23
Depreciation and amortization	169	135	145
Employee future benefits	520	295	161
Gain on disposal of property and equipment	-	-	(1)
Gain on sale of intangible asset (note 10)	(549)	-	-
Interest accretion on lease liabilities	13	4	7
Net foreign exchange differences	(7)	16	(179)
Impairment of intangible assets (note 10)	-	584	-
Impairment of goodwill (note 11)	-	7,642	-
Impairment of other assets	-	124	-
Other non-cash items	-	-	95
Refund (payment) of income taxes	1,329	831	(1,605)
Changes in operating assets and liabilities (note 20)	(1,036)	604	2,500
Net cash (used in) provided by operating activities	(17,118)	(13,680)	(8,581)

Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 16)	-	-	34,200
Transaction costs	-	-	(3,221)
Proceeds from exercise of warrants	-	-	20,087
Proceeds on deferred gain	-	16	98
Payments on lease liabilities	(151)	(134)	(127)
Net cash (used in) provided by financing activities	(151)	(118)	51,037

Cash flows from investing activities
Purchase of intangible assets	-	-	(609)
Purchase of property and equipment	(19)	(11)	(30)
Proceeds from disposals of property and equipment	-	-	1
Proceeds from sale of intangible asset (note 10)	549	-	-
Decrease in restricted cash equivalents	(2)	(1)	(20)
Net cash provided by (used in) investing activities	528	(12)	(658)

Effect of exchange rate changes on cash and cash equivalents	146	(879)	(769)

Net change in cash and cash equivalents	(16,595)	(14,689)	41,029
Cash and cash equivalents – beginning of year	50,611	65,300	24,271
Cash and cash equivalents – end of year	34,016	50,611	65,300

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

1. Business overview

Summary of business

Aeterna Zentaris (“Aeterna” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

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

Basis of presentation

(a) Statement of compliance

These consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2024.

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

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

(b) Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention.

(c) Principles of consolidation

These consolidated financial statements include any entity for which the Company has power over, through existing rights providing the current ability to direct the relevant activities. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(d) Foreign currency

The consolidated financial statements are presented in United States Dollars. Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the US dollar for the Company and its US subsidiary, Aeterna Zentaris, Inc., and the Euro (“EUR” or “€”) for its German subsidiaries.

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

2. Summary of material accounting policies

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

Goodwill

Goodwill is recognized as the fair value of the consideration transferred, in a business combination, including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired, and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The Company records deferred revenues when payments are received or due in advance of its performance. Deferred revenues are primarily from the Company’s services arrangements and are recognized as revenues over the periods when services are performed.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Accounting for contract modification

The Novo notice of termination of the Novo Amendment received on August 26, 2022, as defined and discussed in note 5, was determined to be a contract modification pursuant to the provisions of IFRS 15, requiring management to apply significant judgments, including the assessment of any changes to the scope of the license agreement and assessment of whether the remaining goods or services are distinct from goods or services transferred before the modification. Any changes in the judgments or assumptions applied to account for this agreement could have a significant impact on the Company’s revenue and deferred revenue.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

License and collaboration arrangements with multiple elements

The Company enters into licensing and supply agreements related to the licensing, development, supply and distribution for macimorelin in various territories. Each agreement may contain specific terms or clauses that require careful analysis by management under IFRS 15 in order to ensure the appropriate accounting treatment is reached. The agreements may include non-refundable upfront payments and licensing fees, the provision of development services, pre- and post-commercialization milestone payments, royalties on future product sales derived from such license agreements, and supply arrangements. Management analyzes each agreement and applies significant judgment to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement, whether all parts of the contract are scoped into IFRS 15, to identify all performance obligations, determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Any changes in the judgments or assumptions applied can give rise to a significant impact on the Company’s revenues and deferred revenues.

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. Management has determined that using fair value less cost of disposal results in the higher estimated recoverable value. The carrying amount of its consolidated net assets is compared to the fair value less cost of disposal. Based on this calculation, management determined that goodwill was impaired in the year ended December 31, 2022, see note 11.

Employee future benefits

The determination of expenses, obligations and the Company’s share of the multi-employer plan assets associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation. Because the determination of the costs, obligations and the Company’s share of the multi-employer plan assets associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 15 - Employee future benefits.

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

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

4. Recent accounting pronouncements

New standards and amendments

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Company’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Company’s consolidated financial statements.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the Company in future reporting periods and on foreseeable future transactions.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

5. Revenue

Disaggregation of revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Years ended December 31,
	2023	2022	2021
	$	$	$
License fees	1,607	1,704	1,670
Development services	2,741	3,617	3,337
Product sales	66	57	-
Royalties	31	101	68
Supply chain	53	161	185
	4,498	5,640	5,260

Revenues of approximately $4,328 (2022 – $5,555 and 2021 - $5,260) are derived from Novo Nordisk.

The Company recorded revenue for the transfer of services over time for the year ended December 31, 2023 of $4,401 (2022 – $5,482 and 2021 - $5,192). Revenue recorded at a point in time for the year ended December 31, 2023, was $97 (2022 – $158 and 2021 - $68).

License, supply and distribution arrangements

Novo Nordisk Health Care AG (“Novo”) - Macrilen™ - United States and Canada

In January 2018, the Company entered into a License Agreement with Novo for the development and commercialization of macimorelin in the U.S. and Canada, which provided for, among others; a right to use license relating to the adult indication; a license for a future FDA-approved pediatric indication; and the licensee to fund costs of a pediatric clinical trial (the “DETECT-trial”) to be run by the Company with oversight from a joint steering committee. The Company was also entitled to receive a milestone payment of $5,000 upon FDA approval of the pediatric indication.

On November 16, 2020, the Company entered into an amendment (the “Novo Amendment”) of its existing License Agreement with Novo related to the development and commercialization of macimorelin. Under the Novo Amendment, Aeterna continued to retain all rights to macimorelin outside of the U.S. and Canada and Novo agreed to make an additional upfront payment to Aeterna of $6,109 (€5,000), which the Company received in December 2020. The royalty payment Aeterna received on sales of macimorelin in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to $40,000 and returned to 15% for annual net sales over $40,000. Additionally, the milestone payment to be received upon FDA approval of the pediatric indication was waived. Novo and Aeterna agreed that solely Aeterna will conduct the pivotal DETECT-trial in partnership with a contract research organization (“CRO”) and that Novo was required to reimburse Aeterna for 100% of costs up to €9,000 (approximately $9,600). Any additional external DETECT-trial costs incurred over €9,000 that were jointly approved were shared equally between Novo and Aeterna.

Novo was also granted co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events. The Novo Amendment also confirmed that Aeterna has the right to use the results from the DETECT-trial, if successful, to support Aeterna seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in other regions outside of the two countries licensed to Novo, the U.S. and Canada.

The Company allocated $550 (€470) of the additional upfront payment received to the adult indication which was recognized in revenues for the year ended December 31, 2020. The remaining $5,559 (€4,530) was deferred and allocated to the combined performance obligation consisting of the license for the pediatric indication and the development services for the DETECT-trial. The modified transaction price amounted to $5,754 (€4.7 million), which comprised of an unamortized pre-Novo Amendment balance of $195 (€0.2 million) and $5,559 (€4.5 million) which was allocated for the Novo Amendment. Revenue associated with the combined pediatric indication performance obligation was recognized as pediatric development services are incurred using a cost-to-cost measure of progress method based on the cost of the DETECT-trial. The transfer of control to Novo occurred over time, and as such, in management’s judgment, this input method is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Notice of termination

On August 26, 2022, Novo provided the Company with a notice of termination of the Novo Amendment. Under the terms of the Novo Amendment, the termination was effective May 23, 2023 upon the completion of a 270 day notice period (“notice period”). Upon termination, the rights and licenses granted by the Company to Novo under the Novo Amendment were returned to the Company, and the Company regained full rights to continue the clinical development and future commercialization of Macrilen™. Following the notice of termination and throughout the 270-day notice period, as per the terms of the Novo Amendment, Novo continued to fund all DETECT-trial costs up to $9.6 million (€9 million), and any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) were shared equally between Novo and the Company.

The Company concluded that the notice of termination represents a contract modification for accounting purposes. The Company further concluded that upon receipt of the notice of termination, the remaining goods and services to be performed during the notice period are considered distinct goods and services and therefore, the contract modification is to be accounted for prospectively. As of the date of receipt of the notice of termination from Novo, the Company had recognized total license fees associated with the pediatric indication of $1,615 (€1,880) and total development services revenue of $3,865 (€4,448). Subsequent to the receipt of the notice of termination, management estimated the combined transaction price of the remaining services to be performed as $7,937 (€7,776), comprised of pediatric indication license fees of $2,872 (€2,814) and development services revenue of $5,065 (€4,962). Revenue associated with this combined performance obligation was recognized as pediatric development services were incurred during the notice period, until the date of termination on May 23, 2023, using the cost-to-cost method.

Pharmanovia and Consilient Health Limited

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company allocated the transaction price to the combined performance obligation of the license agreement and the supply agreement for the adult and pediatric indication, using the application of an adjusted market assessment approach. Revenue will be recognized over time using an outputs method based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the CH Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue.

During the year ended December 31, 2021, the Company has received a milestone payment of $226 (€0.2 million) relating to a list price in the United Kingdom. During the year ended December 31, 2022, the Company received aggregate milestone payments of $319 (€0.3 million) relating to list price approvals in Germany and Spain. All payments were allocated to the Adult license performance obligation and deferred to the consolidated statement of financial position.

On March 15, 2023, with the Company’s consent, CH entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product (together, the “Assignment Agreement”). Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH.

The aggregate amount of the transaction price allocated to the Company’s unsatisfied or partially unsatisfied performance obligations under the Pharmanovia Agreement as of December 31, 2023 was $1,629 (2022 - $1,591). The Company expects to recognize the balance of the relevant deferred revenue over the remaining period of nine years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives.

For the year ended December 31, 2023, the Company recognized $52 (2022 - $18, 2021 - $nil) as license fee revenue associated with the Pharmanovia Agreement.

Liabilities related to contracts with customers

The Company has recognized the following deferred revenue balances related to contracts with customers:

	December 31, 2023
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	-	-	-
Pharmanovia	209	1,420	1,629
NK Meditech Limited	9	124	133
	218	1,544	1,762

	December 31, 2022
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	2,914	-	2,914
Consilient Healthcare Limited	35	1,556	1,591
NK Meditech Limited	-	128	128
	2,949	1,684	4,633

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

6. Cash and cash equivalents

	December 31,
	2023	2022
	$	$
Cash on hand and balances with banks	34,016	50,611
	34,016	50,611

The Company had restricted cash equivalents amounting to $332 at December 31, 2023 (2022 - $322). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

7. Trade and other receivables

	December 31,
	2023	2022
	$	$
Trade accounts receivable	67	403
Value added tax	103	275
Other receivables	52	54
	222	732

During the year ended December 31, 2023, the Company recorded a write-down within other receivables of $nil (2022 - $124).

8. Prepaid expenses and other current assets

	December 31,
	2023	2022
	$	$
Prepaid insurance	250	428
Prepaid research and development	1,633	1,998
Other	59	62
	1,942	2,488

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

9. Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2022	199	268	623	87	1,177
Additions	-	11	-	38	49
Remeasurement	-	-	98	18	116
Disposals	-	(1)	(10)	-	(11)
Impact of foreign exchange rate changes	(11)	(13)	(26)	(7)	(57)
At December 31, 2022	188	265	685	136	1,274
Additions	6	14	-	134	154
Remeasurement	-	-	103	6	109
Disposals	(1)	-	-	(94)	(95)
Impact of foreign exchange rate changes	6	7	22	4	39
At December 31, 2023	199	286	810	186	1,481

	Accumulated Depreciation
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2022	181	244	493	67	985
Disposals	-	(1)	(10)	-	(11)
Depreciation	2	9	94	25	130
Impact of foreign exchange rate changes	(10)	(12)	(21)	(3)	(46)
At December 31, 2022	173	240	556	89	1,058
Disposals	-	-	-	(94)	(94)
Depreciation	3	13	103	50	169
Impact of foreign exchange rate changes	5	7	17	2	31
At December 31, 2023	181	260	676	47	1,164

	Carrying amount
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At December 31, 2022	15	25	129	47	216
At December 31, 2023	18	26	134	139	317

On September 30, 2023, the Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2025, resulting in a remeasurement of the building right of use asset in the amount of $103 (2022 - $98).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

10. Intangible assets

Sale of Cetrotide trademarks to Merck

On August 10, 2021, the Company entered into a trademark maintenance and assignment option agreement with ARES Trading SA, a subsidiary of Merck KGaA (“Merck”), with respect to the trademarks owned by the Company on Cetrotide® (cetrorelix acetate for injection). As consideration for having been granted the option, Merck agreed to pay the Company a total of $549 (€0.5 million). During the year ended December 31, 2023, Merck exercised the option agreement, and the Company accordingly transferred all trademarks to Merck, after which the Company no longer has any ownership in or obligations related to the Cetrotide trademarks.

Impairment of intangible assets

In 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. Furthermore, as part of the Company’s annual goodwill and intangible asset impairment assessment, the Company identified the need for an additional impairment of $372 to intangible assets, as discussed in note 11.

11. Goodwill

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	-	8,130
Impairment of goodwill	-	(7,642)
Impact of foreign exchange rate changes	-	(488)
Balance – End of year	-	-

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

12. Payables and accrued liabilities

	December 31,
	2023	2022
	$	$
Trade accounts payable	1,866	2,038
Accrued research and development costs	804	751
Accrued employee benefits	343	325
Payroll tax and other statutory liabilities	78	74
Other accrued liabilities	531	640
	3,622	3,828

13. Provisions

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	233	277
Provision recognized	404	-
Utilization of provision	(40)	(28)
Change in the provision	(174)	-
Unwinding of discount and impact of foreign exchange rate changes	6	(16)
Balances – End of the year	429	233
Current liabilities	429	45
Non-current liabilities	-	188

In 2023, the Company recognized a provision of $404 related to estimated exit costs for certain contracts with suppliers. It is anticipated that these costs will be incurred in the next financial year.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

14. Lease liabilities

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	179	161
Additions	134	38
Interest paid as charged to net loss as other finance costs	(13)	(4)
Payment against lease liabilities	(151)	(134)
Modification of lease liability	108	114
Impact of foreign exchange rate changes	22	4
Balances – End of the year	279	179
Current lease liabilities	160	114
Non-current lease liabilities	119	65

The Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2025, resulting in a remeasurement of the lease liability in the amount of $103 (2022 - $98).

Future lease payments as of December 31, 2023, are as follows:

Amount
$
Less than 1 year	160
1 – 3 years	102
4 – 5 years	17
279

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the Company’s accrued benefit obligations associated with the employee future benefit obligation is summarized for the years ended:

	December 31,
	2023			2022
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the year	21,657	93	21,750	29,412
Current service cost (residual value)	123	(3)	120	142
Interest cost	803	4	807	295
Actuarial loss (gain) arising from changes in financial assumptions	1,210	3	1,213	(5,915)
Benefits paid	(814)	(1)	(815)	(752)
Impact of foreign exchange rate changes	643	2	645	(1,432)
Balances – End of the year	23,622	98	23,720	21,750
Change in plan assets
Balances – Beginning of the year	10,591	-	10,591	11,927
Interest income from plan assets	396	-	396	120
Employer contributions	36	-	36	45
Employee contributions	13	-	13	10
Benefits paid	(266)	-	(266)	(247)
Remeasurement of plan assets	15	-	15	(641)
Impact of foreign exchange rate changes	318	-	318	(623)
Balances – End of the year	11,103	-	11,103	10,591

Net liability of the unfunded plans	11,584	98	11,682	10,787
Net liability of the funded plans	935	-	935	372
Net amount recognized as Employee future benefits	12,519	98	12,617	11,159
Amounts recognized:
In net loss	517	3	520	295
Actuarial gain (loss) on defined benefit plans and remeasurement of the net defined benefit liability in other comprehensive (gain) loss	(1,195)	-	(1,195)	5,262

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The fair values of each major class of the Company’s proportionate share of the multi-employer pension plan assets are as follows:

	December 31,
	2023	2022
	$	$
Cash and cash equivalents (level 1)	225	46
Debt instruments (level 1)	6,357	6,302
Equity instruments (level 1)	1,219	846
Real estate (level 3)	2,692	2,079
Other (level 3)	610	1,318
	11,103	10,591

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2023	2022	2021	2023	2022	2021
	%	%	%	%	%	%
Discount rate	3.30	3.75	1.10	3.30	3.75	1.10
Pension benefits increase	2.00	2.00	0.50	2.00	2.00	0.50
Rate of compensation increase	2.50	2.50	2.50	2.50	2.50	2.50

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	December 31,
	2023	2022	2021
	Years	Years	Years
Retiring at the end of the reporting period:
Male	21	21	21
Female	24	24	24

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

In accordance with the assumptions used as of December 31, 2023, undiscounted defined pension benefits expected to be paid are as follows:

Amount
$
2024	871
2025	881
2026	923
2027	1,098
2028	1,123
Thereafter	36,144
41,040

The weighted average duration of the defined benefit obligation is 14.5 years (2022 – 14.4 years).

If variations in the following assumptions had occurred during 2023, the impact on the Company’s pension benefit obligation of $23,622 as of December 31, 2023, would have been as follows:

Assumption	Increase	Decrease

Change in discount rate of 0.25%	(809)	855
Change in salary rate of 0.25%	17	(16)
Change in pension rate assumption by 0.25%	506	(485)
Change mortality by one year	1,160	(1,160)

Total expenses for the defined benefit plan that the Company accounts for as a defined contribution plan amounted to approximately $18 for the year ended December 31, 2023 (2022 - $20 and 2021 - $45).

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Issued and outstanding	Common shares	Amount
	#	$
Balance – December 31, 2020	2,507,145	235,008

Issuance of common shares, net of transaction costs	943,448	29,082
Exercise of warrants, net of issuance costs upon exercise	1,404,443	29,301
Exercise of deferred share units	840	19
Balance – December 31, 2021	4,855,876	293,410
	-	-
Balance – December 31, 2022	4,855,876	293,410
	-	-
Balance – December 31, 2023	4,855,876	293,410

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

17. Warrants

Warrant activity for the years ended December 31, 2023, 2022 and 2021, was as follows:

	Number	Weighted average exercise price	Amount
	#	$	$
December 31, 2020	1,796,050	17.79	12,402
Granted	66,041	45.31	1,897
Exercised	(1,404,443)	14.31	(9,746)
Allocation of transaction costs to share capital	-	-	532
December 31, 2021	457,648	21.76	5,085
	-	-	-
December 31, 2022	457,648	21.76	5,085
	-	-	-
December 31, 2023	457,648	21.76	5,085

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the year presented were as follows:

December 31, 2021
Expected dividend yield	-
Expected volatility	119.18%
Risk-free annual interest rate	0.59%
Expected life (years)	4.99
Weighted average share price	$37.00
Weighted average exercise price	$45.31

The expected volatility of these warrants was determined using historical volatility rates and the expected life was determined based on time to expiry from the issuance date.

At December 31, 2023, the following warrants were outstanding:

Warrant issuance	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
September 2019	53,000	0.73	41.25
February 2020	44,521	1.64	32.28
July 2020	224,845	1.51	11.25
August 2020	69,241	2.10	11.75
February 2021	66,041	2.14	45.31
	457,648	1.61	21.76

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

18. Contributed Surplus

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

The compensation expense for the year end December 31, 2023, was $94 (2022 – $142 and 2021 – $107) recognized over the vesting period. Option activity for the years ended December 31, 2023, 2022 and 2021, was as follows:

	Number	Weighted average exercise price
	#	$
December 31, 2020	20,256	36.43
Granted	23,200	10.51
Expired	(1)	14,000.00
December 31, 2021	43,455	21.95
Granted	2,000	8.88
Canceled/Forfeited	(2,900)	14.49
Expired	(525)	165.08
December 31, 2022	42,030	20.05
Granted	14,000	3.75
Expired	(2,630)	86.37
December 31, 2023	53,400	12.51

On January 17, 2023, the Company granted 14,000 stock options under the LTIP. The stock options will be exercisable at $3.75 per share, have a term of seven years and vest over a period of three years.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

	December 31,
	2023	2022	2021
Expected dividend yield	-	-	-
Expected volatility	104.46%	115.75%	115.80%
Risk-free annual interest rate	3.56%	1.59%	1.23%
Expected life (years)	5.45	5.72	5.71
Weighted average share price	$3.75	$8.88	$10.51
Weighted average exercise price	$3.75	$8.88	$10.51
Weighted average grant date fair value	$2.99	$7.47	$8.82

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

At December 31, 2023, the following options were outstanding:

	Options outstanding			Options exercisable
Range of stock option exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$	#	years	$
3.75 to 8.87	14,000	6.05	3.75	-
8.88 to 10.00	8,800	4.20	9.09	7,467	4.05	9.13
10.01 to 20.00	21,200	4.96	10.51	14,141	4.96	10.51
20.01 to 30.00	6,000	2.91	22.68	6,000	2.91	22.68
30.01 to 53.75	3,400	1.21	51.99	3,400	1.21	51.99
	53,400	4.65	12.51	31,008	3.94	17.08

Deferred share units

The compensation expense for the year end December 31, 2023, was $284 (2022 – $402 and 2021 – $204) and is presented in selling, general and administrative expenses. DSU activity for the years ended December 31 are:

	December 31,
	2023	2022	2021
	#	#	#
Balance – Beginning of the year	96,920	16,920	6,920
Granted	100,000	80,000	11,200
Exercised	-	-	(1,200)
Balance – End of the year	196,920	96,920	16,920

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

19. Expenses by nature

	December 31,
	2023	2022	2021
	$	$	$
Inventory expensed during the year	45	54	-
Provision for obsolete inventory	133	32	-
Third-party research and development	11,664	11,244	5,534
Salaries, wages and benefits	4,260	3,563	3,037
Professional and consulting fees	3,504	2,475	2,570
Insurance	1,184	1,687	1,077
Stock-based compensation	378	544	311
Software and IT services	523	386	387
Depreciation and amortization	170	135	144
Marketing, communications and investor relations	274	317	289
Travel, meals and entertainment	276	225	111
Office, rent and telecommunications	171	120	162
License fees	10	19	139
Other	(86)	92	170
Impairment of goodwill	-	7,642	-
Impairment of other assets	-	124	-
Impairment of intangible assets	-	584	-
	22,506	29,243	13,931

20. Supplemental disclosure of cash flow information

	December 31,
	2023	2022	2021
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	147	592	120
Inventory	162	(161)	(56)
Prepaid expenses and other current assets	589	(783)	(750)
Payables and accrued liabilities	76	1,076	634
Income taxes payable	-	-	(109)
Deferred revenues	(1,313)	441	3,010
Deferred gain	(110)	-	-
Provisions	(14)	(2)	-
Employee future benefits	(573)	(559)	(349)
	(1,036)	604	2,500

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

21. Income taxes

Significant components of the current and deferred income tax recovery for the years ended December 31, 2023, 2022 and 2021 are as follows:

	December 31,
	2023	2022	2021
	$	$	$
Current income tax recovery	-	-	109
Deferred tax:
Origination and reversal of temporary differences	3,706	2,885	1,291
Change in unrecognized tax assets	(3,706)	(2,885)	(1,291)
Total income tax recovery	-	-	109

From time to time, the Company is subject to tax audits. While the Company believes that its filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. Although the Company believes its tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from historical income tax provisions and accruals. In 2019, AEZS Germany underwent a tax audit regarding the taxation years 2013 to 2016. As of December 31, 2023 and 2022, the tax authorities concluded the audit for those years. The subsequent years remain unaudited, and the Company has accrued $108 as an uncertain tax provision for those years.

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense for the years ended December 31, 2023, 2022 and 2021 is provided below:

	December 31,
	2023	2022	2021

Combined Canadian federal and provincial statutory income tax rate	26.50%	26.50%	26.50%

	December 31,
	2023	2022	2021
	$	$	$
Income tax recovery based on combined statutory income tax rate	4,273	6,023	2,246
Change in unrecognized tax assets	(3,706)	(2,885)	(1,291)
Share issuance costs	-	-	367
Permanent difference attributable to impairment of goodwill	-	(2,407)	-
Impact of expiring investment tax credits	(1,156)	(1,559)	(1,724)
Provision to filed return adjustments	-	106	151
Share-based compensation costs	(100)	(144)	(82)
Difference in statutory income tax rate of foreign subsidiaries	521	902	226
Other	168	(36)	216
	-	-	109

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Loss before income taxes is attributable to the Company’s tax jurisdictions for the years ended December 31, 2023, 2022 and 2021. as follows:

	December 31,
	2023	2022	2021
	$	$	$
Germany	(10,935)	(16,756)	(4,383)
Canada	(5,371)	(5,679)	(3,860)
United States	(246)	(292)	(234)
	(16,552)	(22,727)	(8,477)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
	$	$
Deferred tax assets
Operating losses carried forward	143	582
	143	582
Deferred tax liabilities
Payables and accrued liabilities	-	450
Property and equipment	86	55
Other	57	77
	143	582
Deferred tax assets (liabilities), net	-	-

Significant components of unrecognized deferred tax assets and losses are as follows:

	December 31,
	2023	2022
	$	$
Deferred revenues and other provisions	53	1,475
Operating losses carried forward	96,866	87,445
Capital losses carried forward	210	210
SR&ED Pool	9,138	9,138
Unused tax credits	1,788	1,559
Employee future benefits	1,784	1,317
Property and equipment	524	524
Intangible assets	104	95
Share issuance expenses	453	781
Other	388	294
	111,768	102,838

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $111,768.

As of December 31, 2023, the Company has a total accumulated non-capital losses of $90,436 federally and $89,114 provincially, which may be carried forward for twenty years and used to reduce taxable income in future years. The Company has not recognized deferred tax assets on any of the non-capital losses, due to the uncertainty that there will be sufficient taxable income or that the taxable temporary differences will be reversing in the same reporting period and jurisdiction. The losses will be expiring as follows:

	Canada Federal	Canada Provincial
	$	$
2028	8,054	6,668
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,501
2040	3,808	3,808
2041	4,822	4,822
2042	6,367	6,367
2043	6,202	6,202
	90,436	89,114

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company has non-refundable R&D investment tax credits of approximately $1,778 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2023 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the US. The federal tax losses amount to approximately $225,296 in Germany (€ 203,833) for which there is no expiry date, and to $5,342 in the US. The losses in the US will be expiring as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
Indefinite	1,224
indefinite	771
indefinite	516
indefinite	244
Indefinite	292
indefinite	246
5,342

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

22. Capital management

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements. Historically, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 23. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

23. Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2023, and 2022 are presented below.

December 31, 2023	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	34,016	-
Trade and other receivables	67	-
Restricted cash equivalents	332	-
Payables and accrued liabilities	-	3,544
Lease liability	-	160
	34,415	3,704

December 31, 2022	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	50,611	-
Trade and other receivables	457	-
Restricted cash equivalents	322	-
Payables and accrued liabilities	-	3,752
Lease liability	-	179
	51,390	3,931

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other receivables, restricted cash equivalents, payables and accrued liabilities and lease liability approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

As of December 31, 2023, two counterparties included in trade accounts receivable comprised a total receivable of approximately $67 (2022 - three counterparties for $403) of which $nil (2022 - $nil) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2023, the Company has provided for all outstanding and unpaid amounts relating to its operations.

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

Management concluded that the Company has sufficient cash on hand to meet its obligations as they become due for the next 12 months, considering the Company’s planned research and development activities, selling, general and administrative expenses and working capital requirements. The Company has the ability to scale its research and development activities, and will do so as necessary, based on cash availability. While the Company has $34,016 in cash and cash equivalents at December 31, 2023, it continues to have an ongoing need for additional capital resources to research and develop, commercialize and manufacture its products and technologies.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 14.

(c) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2023, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2023, would have been lower or higher by approximately $1,055 (2022 - $823 and 2021 - $300).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Geographical information

Revenues by geographical area have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees and are detailed as follows:

	Years ended December 31,
	2023	2022	2021
	$	$	$
Switzerland	4,317	5,395	5,075
Ireland	122	82	-
Denmark	11	160	185
Other	48	3	-
	4,498	5,640	5,260

Non-current assets include restricted cash equivalents and property and equipment, and are detailed by geographical area as follows:

	December 31,
	2023	2022
	$	$
Germany	575	463
Canada	3	4
United States	71	71
	649	538

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

25. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2023	2022	2021
	$	$	$
Net loss	(16,552)	(22,727)	(8,368)
Basic and diluted weighted-average number of shares outstanding	4,855,876	4,855,876	4,596,980

Basic and diluted loss per share	(3.41)	(4.68)	(1.82)
Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	250,320	138,950	60,375
Share purchase warrants	457,648	457,648	457,648

26. Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

Amount
$
Less than 1 year	5,634
1 – 5 years	71
5,705

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $39,373 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

27. Related party disclosures

Compensation of key management

Key management includes the Company’s Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	December 31,
	2023	2022	2021
	$	$	$
Salaries and short-term benefits	2,025	1,848	1,646
Consultant’s fees	-	17	163
Post-retirement benefits	37	63	70
Stock-based compensation	284	460	295
	2,346	2,388	2,174

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

28. Subsequent event

On December 14, 2023, the Company and Ceapro Inc. (“Ceapro”) jointly announced the signing of a definitive agreement to combine their operations in an all-stock merger of equals. Pursuant to the agreement, the transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for 0.09439 of an Aeterna common share with the result that Ceapro will become a wholly-owned subsidiary of Aeterna (the “Transaction”). If completed, the Transaction will be considered a reverse acquisition and the historical financial statements following the business combination will be those of Ceapro. Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the transaction, 0.47698 of a share purchase warrant (“Transaction Warrants”) for each Aeterna common share held as of such date. Holders of Aeterna’s currently outstanding warrants will also be issued transaction warrants in accordance with the anti-dilution provisions of such warrants. Each whole transaction warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of $0.01. The transaction also provides the outstanding options to acquire Ceapro common shares to be replaced by options allowing current holders to acquire common shares of Aeterna on similar terms, as adjusted by the exchange ratio in the transaction. Following the closing of the Transaction, the former shareholders of Ceapro will own 50% of Aeterna and the pre-transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all Transaction Warrants. The transaction required the approval of shareholders of both Companies, which was obtained on March 12, 2024, and is subject to closing conditions customary for transactions of this nature, including Alberta court approval and applicable stock exchange approvals. It is anticipated that the transaction will close in the second quarter of 2024, subject to the satisfaction of the conditions of the agreement.

Item 19. Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4**	Certificate of Amendment and Articles of Amendment of the Registrant
1.5	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2	Description of Securities Registered Under Section 12 of The Exchange
4.1	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3	License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)
4.4	Amendment Agreement dated November 16, 2020, by and between Aeterna Zentaris GmbH and Novo Nordisk Biopharm Limited. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on November 16, 2020)
4.5	License Agreement effective December 7, 2020, by and between Aeterna Zentaris GmbH and Consilient Health Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on December 7, 2020)
4.6	Amendment Agreement between Aeterna Zentaris GmbH and Atnahs Pharma UK Limited (“Pharmanovia”) dated as of March 15, 2023
4.7	Novo Nordisk Early - Termination of Amendment Agreement (“Agreement”) dated as of 16 November 2020
8.1	Subsidiaries of the Registrant
11.1**	Code of Conduct and Business Ethics of the Registrant
11.2	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1**	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Deloitte LLP
15.2**	Consent of Ernst &Young LLP
16.1*	Letter of Ernst & Young LLP dated March 31, 2023 (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2023)
97.1**	Aeterna Zentaris Executive Compensation Clawback Policy

*	Incorporated by reference.
**	Filed with this annual report on Form 20-F.

Exhibit Index

101. INS XBRL Instance Document

101. SCH XBRL Taxonomy Extension Schema

101. CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB XBRL Taxonomy Extension Schema Label Linkbase

101. PRE XBRL Taxonomy Extension Schema Presentation Linkbase

125

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AETERNA ZENTARIS INC.

/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

Date: March 26, 2024

126