Form 20-F/A
period 2023-12-31
Aeterna Zentaris Inc.
filed 2024-07-17
CIK 1113423

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

Gilles Gagnon

President and Chief Executive Officer

Aeterna Zentaris Inc.

Telephone: (843) 900-3223

E-mail: ggagnon@ceapro.com

c/o Norton Rose Fulbright Canada, LLP,

222 Bay Street, Suite 3000,

PO Box 53,

Toronto ON M5K 1E7, Canada

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

This Amendment No. 1 to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2023 (this “Amendment”) is being filed by Aeterna Zentaris Inc. to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on March 27, 2024 (the “Original Annual Report Filing”), solely to (a) update the Company Contact Person on the cover page of the Form 20-F in the Amendment to Gilles Gagnon, who became the new President and Chief Executive Officer of Aeterna Zentaris Inc. subsequent to the Original Annual Report Filing; (b) amend the Section 906 Certifications furnished as Exhibits 13.1 and 13.2 to the Original Annual Report Filing, which inadvertently referred to the incorrect fiscal year of the Original Annual Report Filing and which also reflect that Gilles Gagnon is the new President and Chief Executive Officer; (c) include new Section 302 Certifications as Exhibits 12.1 and 12.2 to the Amendment (which also reflect that Gilles Gagnon is the new President and Chief Executive Officer) as required by the SEC’s rules; (d) include new auditor consents as Exhibits 15.1 and 15.2 to the Amendment as required by the SEC’s rules; and (e) to correct typographical errors in the Exhibit Index contained in the Original Annual Report Filing (collectively, the “Form 20-F Amendments”).

Although this Amendment includes all of the Parts, Items, information, disclosures and Exhibits contained in the Original Annual Report Filing as required by the SEC’s rules, it does not, and does not purport to, amend, modify, update, restate or change in any way any of such Parts, Items, information, disclosures or Exhibits contained in the Original Annual Report Filing, including the previously reported consolidated financial statements, other than the Form 20-F Amendments. All references in this Amendment to the “Annual Report on Form 20-F” shall be deemed to refer to this Amendment.

This Amendment speaks as of the original filing date of the Original Annual Report Filing, and does not reflect events that may have occurred subsequent to the date the Original Annual Report Filing was filed with the SEC, except to reflect that Gilles Gagnon became the new President and Chief Executive Officer as indicated in the Form 20-F Amendments.

2

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

3

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

4

TABLE OF CONTENTS

GENERAL INFORMATION

5

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

Item 19. Exhibits

Exhibit Index

1.1*	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2*	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3*	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4**	Certificate of Amendment and Articles of Amendment of the Registrant
1.5*	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1*	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2**	Description of Securities Registered Under Section 12 of The Exchange
4.1*	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2*	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
4.3*	License and Assignment Agreement, dated January 16, 2018 by and between Aeterna Zentaris GmbH and Strongbridge Ireland Limited (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K furnished to the Commission on January 19, 2018)
4.4*	Amendment Agreement dated November 16, 2020, by and between Aeterna Zentaris GmbH and Novo Nordisk Biopharm Limited. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on November 16, 2020)
4.5*	License Agreement effective December 7, 2020, by and between Aeterna Zentaris GmbH and Consilient Health Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on December 7, 2020)
4.6**	Amendment Agreement between Aeterna Zentaris GmbH and Atnahs Pharma UK Limited (“Pharmanovia”) dated as of March 15, 2023
4.7**	Novo Nordisk Early - Termination of Amendment Agreement (“Agreement”) dated as of 16 November 2020
8.1**	Subsidiaries of the Registrant
11.1**	Code of Conduct and Business Ethics of the Registrant
11.2*	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3*	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1**	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Deloitte LLP
15.2**	Consent of Ernst &Young LLP
16.1*	Letter of Ernst & Young LLP dated March 31, 2023 (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2023)
97.1**	Aeterna Zentaris Executive Compensation Clawback Policy

*	Incorporated by reference.
**	Filed with this Amendment.
***	Furnished with this Amendment.

Exhibit Index

101. INS XBRL Instance Document

101. SCH XBRL Taxonomy Extension Schema

101. CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB XBRL Taxonomy Extension Schema Label Linkbase

101. PRE XBRL Taxonomy Extension Schema Presentation Linkbase

126

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F/A on its behalf.

AETERNA ZENTARIS INC.

/s/ Giuliano La Fratta
Giuliano La Fratta
Vice President and Chief Financial Officer

Date: July 16, 2024

127