Form 20-F
period 2024-12-31
COSCIENS Biopharma Inc.
filed 2025-04-09
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

OR

☐ Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number 001-38064

COSCIENS Biopharma Inc.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of Principal Executive Offices)

Gilles Gagnon

President and Chief Executive Officer

COSCIENS Biopharma Inc.

Telephone: (843) 900-3223

E-mail:

c/o Norton Rose Fulbright Canada, LLP,

222 Bay Street, Suite 3000,

PO Box 53,

Toronto ON M5K 1E7, Canada

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	CSCI	NASDAQ Capital Market
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 3,140,621 Common Shares as at December 31, 2024.

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

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the “Company”, “COSCIENS”, “we”, “us”, “our” or similar words or phrases are to COSCIENS Biopharma Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars and references to “EUR” and “€” are to euros, and references to “£” are to British Pounds. Unless otherwise indicated, all information contained in this Annual Report on Form 20-F are presented as of December 31, 2024.

This Annual Report on Form 20-F also contains certain information regarding products or product candidates that may potentially compete with our products and product candidates, and such information has been primarily derived from information made publicly available by the companies developing such potentially competing products and product candidates and has not been independently verified by COSCIENS.

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

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this Annual Report, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors” and those relating to: the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as such products’ capability to address unmet needs within the nutraceuticals markets; Macrilen® (macimorelin) and the Company’s plans in respect of same; the Company’s business strategy; the strategic decision to sunset the Company’s Amyotrophic Lateral Sclerosis (ALS), AIM Biologicals and Delayed Clearance Parathyroid Hormone (DC-PTH) programs; the Company’s positioning in its target markets; the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels; expectations for completion of the Company’s Edmonton facility and Natex Termitz facility; pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials; the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; limitations on internal controls over financial reporting and our ability to address identified material weaknesses; and the plans, objectives, future outlook and financial position of the Company in general.

2

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: the Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; uncertainties related to our ability to continue as a going concern over the next twelve months; product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Onset Growth Hormone Deficiency (“CGHD”) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adult hormone growth deficiency (“AGHD”) and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; the impacts of the sunsetting of our ALS, DC-PTH and AIM Biologicals programs; our ability to accelerate the scale up of our PGX Technology to commercial levels; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”).

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

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

Risks Relating to Us and Our Business

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	the delisting of our Common Shares from the NASDAQ or the TSX could impact their market price and liquidity;

●	our ability to continue as a going concern;

●	we may be deemed a passive foreign investment company, which could result in adverse tax consequences;

●	our net operating losses may be limited under U.S. tax laws;

●	our Rights Plan may prevent changes of control of the Company;

the economic effects of a public health crisis may impact the market price of our Common Shares;

●	investments in companies in our industries are generally considered to be speculative;

●	our revenues and expenses may fluctuate significantly and we may fail to meet financial expectations;

●	risks relating our dependence on strategic third-party relationships regarding and the failure to commercialize or completing out-licensing or other arrangements for Macrilen™ (macimorelin);

●	we may require significant additional financing, and we may not have access to sufficient capital;

●	we are and will be subject to ongoing government regulation for our products and marketing approval could be subject to restrictions or withdrawals;

●	healthcare reforms could hinder the commercial success of our products and affect our business;

●	we may be subject to civil or criminal penalties if we interact with healthcare practitioners in a way that violates healthcare fraud or abuse laws;

●	The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate.

●	we may be unable to generate significant revenues if our products do not gain market acceptance or if we fail to obtain acceptable prices or adequate reimbursement for our products;

●	we rely on one distribution partner for a large portion of our revenues;

●	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success;

●	we may not achieve our projected development goals in the time-frames we announce and expect;

●	competition in our targeted markets is intense, and development by other companies could render our products non-competitive;

●	we may not obtain adequate protection for our current or future products through our intellectual property and trademark registrations;

●	we may infringe the intellectual property rights of others;

●	any difficulties or delays in our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects;

●	The United States Food & Drug Administration (the “FDA”) and other foreign equivalents may not accept data from clinical trials outside the United States, in which case our development plans will be delayed, which could materially harm our business;

●	we are dependent on a stable and consistent supply of high quality ingredients and raw materials for our operations, which are subject to potential adverse conditions;

●	we rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily;

●	the failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls;

●	we are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations;

●	we may be subject to litigation in the future;

●	we are subject to the risk of product liability claims for which we may not have adequate insurance coverage;

●	claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders;

●	it may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and corporate structure;

●	we can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective;

●	we have identified material weaknesses in our internal control over financial reporting and may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

●	we are subject to environmental laws and may be subject to environmental remediation obligations that may have a material adverse effect on our business;

●	we may incur losses associated with foreign currency fluctuations;

●	legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations;

●	data security breaches and other cyber security risks may disrupt our operations and adversely affect our operating results;

●	our systems, procedures and controls may not be adequate to support the expansion of operations and associated increased costs and complexity of the Company following the completion of the Plan of Arrangement with Ceapro;

●	we may be unable to successfully integrate the legacy Ceapro and Aeterna businesses and realize the benefits of the Plan of Arrangement;

●	we could be subject to penalties and other adverse consequences as a result of the failure of legacy Aeterna or Ceapro to comply with applicable Laws prior to the completion of the Plan of Arrangement;

●	our share price is volatile, which may result from factors outside of our control;

●	we do not intend to pay dividends in the near future;

●	future issuances of securities and hedging activities may depress the trading price of our Common Shares;

●	in the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses;

●	our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company;

●	our business could be negatively affected as a result of the actions of activist shareholders.

●	our strategic decision to sunset the Company’s Amyotrophic Lateral Sclerosis (ALS), AIM Biologicals and Delayed Clearance Parathyroid Hormone programs could negatively affect our business, financial condition or results of operations; and

●	we may be unable to successfully accelerate the scale-up of PGX Technology towards commercial levels.

Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “CSCI”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”). Although we are in compliance with the Bid Price Rule as of the date of this Annual Report, we have previously fallen out of compliance and there is no guarantee that we will be able to maintain it going forward.

If we were to fall out of compliance with the Bid Price Rule or Nasdaq’s other continued listing requirements, we would consider all options to remain in compliance with the Nasdaq’s continued listing requirements, including a consolidation of our Common Shares.

Our history of losses and negative cash flows from operations and the need for substantial capital raise substantial doubt about our ability to continue as a going concern.

In Note 1 to our consolidated financial statements included in this Annual Report, we disclose that there is substantial doubt about our ability to continue as a going concern. The Company’s ability to support the Company’s financial liabilities is dependent upon attaining profitable operations. While the Company believes that cash on hand and future cash flows from operations will be adequate to support the Company’s financial liabilities, future cash flows are dependent on a number of factors outside the Company’s control, including the potential direct and indirect impacts to its business of tariffs, retaliatory tariffs or other trade protectionist measures, and as such there is no assurance that it will be able to do so in the future. As such, there is no assurance that it will be able to realize its projected revenue and generate positive cashflows. If it is unable to do so, the Company may have to reduce or curtail operations and development activities, any of which could harm the business, financial condition and results of operations. The Company has the ability to scale its research and development activities, capital expenditures and restructure operations, and will do so as necessary, based on cash availability.

If necessary, we may also seek to obtain the capital needed to fund our operations, we may seek to obtain funds through public or private equity offerings, debt financing transactions, refinancing or restructuring its current debt obligations, or any other means. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate all of our sales efforts, our research and development programs, future research and development efforts, and our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. Future financial statements may disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. Additionally, even if we raise sufficient capital through additional equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. Any equity securities issued may provide rights, preferences or privileges senior to those of our current holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of common stock and a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. The terms of any debt securities issued could also impose significant restrictions on our operations.

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

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our taxable year ended December 31, 2024 and will not likely be a PFIC during our taxable year ending December 31, 2025. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2025 until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our taxable year ending December 31, 2025).

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

Public health crises such as pandemics, epidemics or similar outbreaks could adversely impact our operations or the market price of our Common Shares. The extent to which such public health crises may impact our operations or the market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S., Canada or Germany, including the duration and severity of such an outbreak and the actions taken in response to contain the outbreak or treat its impact, among others.

The spread of a pandemic may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the rise in the Omicron variant in the COVID-19 pandemic caused delays in site initiation and patient enrollment in our Phase 3 DETECT clinical trial for diagnostic use in childhood-onset growth hormone deficiency. As well, sales activities for Macrilen™ in the US and/or other countries may be impacted due to delays of diagnostic activities on AGHD. The spread of an infectious disease or other health crisis may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response thereto. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations. Although we believe markets have substantially recovered, the significant spread of COVID-19 within the U.S., Canada or Germany resulted in a widespread health crisis and had an adverse effect on the national economies generally, the markets that we serve, our operations and the market price of our Common Shares.

Investments in companies in our industries are generally considered to be speculative in nature.

The prospects for companies operating in the cosmeceutical, nutraceutical and biopharmaceutical industries are uncertain, given the very nature of the industry, in which companies often experience lengthy development time, extensive capital requirements, rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability to obtain patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing. Accordingly, investments in cosmeceutical, nutraceutical or biopharmaceutical companies should be considered to be speculative assets.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price or the value of our Common Shares or other securities.

We have a history of operating losses and are currently dependent on one distribution partner for over 85% of our revenues. Additionally, our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price of Common Shares or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include, but are not limited to, the following:

●	the addition of additional customers or distribution partners for our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast;

●	fluctuations in the demand from Symrise AG or their underlying customers for our oat-based pipeline products;

●	the development and successful commercialization for new oat-based products, including related marketing and launch costs;

●	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize Macrilen™ (macimorelin);

●	our decision to cease investment in macimorelin for the diagnosis of CGHD;

●	the timing of regulatory submissions and approvals;

●	the nature and timing of licensing fee revenues;

●	the outcome of future litigation;

●	foreign currency fluctuations;

●	the timing of the achievement and the receipt of milestone payments from current or future licensing partners; and

●	failure to enter into new or the expiration or termination of current agreements with suppliers who manufacture Macrilen™ (macimorelin).

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

As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities and other potential strategic options for Macrilen™ (macimorelin) in addition to and taking into account existing License Agreements and commercialization agreements signed with Pharmanovia, MegaPharm Ltd. and ER Kim Pharmaceuticals Bulgaria Eood and NK MEDITECH Ltd. If we elect to collaborate with third parties in respect of macimorelin, we may not be able to negotiate a collaborative arrangement for macimorelin on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize macimorelin, our business, financial condition and results of operations may be adversely affected.

We have opted to sunset certain previously initiated significant early-stage pre-clinical programs.

We have made the strategic decision to discontinue all investment in our previously initiated ALS, DC-PTH and AIM Biologicals programs. As a result, we will not realize any potential benefits, including product revenues, that may have been realized by instead continuing to pursue such programs, which may negatively impact our business, financial condition and/or results of operations. In addition, there can be no guarantee that our change in strategic direction will lead to the results desired or anticipated by management, and any such failure may also negatively impact our business, financial condition and/or results of operations.

We may be unable to accelerate the planned scale-up of PGX Technology towards commercial levels.

In 2023, we commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at our Edmonton facility and at the Natex Termitz facility. The scale up of our PGX-50L unit located at our Edmonton facility was completed in Q4, 2024, whilst the completion of the PGX100L at the Natex Termitz facility is expected to be completed by Q2, 2025. In addition, we previously announced our goal to commercialize our yeast beta glucan (YBG) product in capsule form as an immune booster in Q2 2025, as part of the ongoing PGX scale up project in Edmonton. Any delay in completing, or any failure to complete, either the Edmonton or Natex Termitz facility could impact our business relationships and could have an overall material adverse effect on our business, financial condition and/or results of operations. Similarly, any delay in completing the scale-up project, or any failure to complete the scale-up project entirely, could impact our business relationships and could have an overall material adverse effect on our business, financial condition and/or results of operations. In addition, even if we are successful in scaling up our PGX Technology to commercial levels, there can be no guarantee that doing so will have the results desired or expected by management.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require significant additional capital to fund our commercialization efforts and may require additional capital to pursue planned activities, including clinical trials, regulatory approvals, expansion of product offerings and related marketing and product launch costs. Although we believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months, we do not anticipate generating significant revenues from operations in the near future outside of the Symrise AG distribution arrangement. Moreover, we currently have no committed sources of capital.

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

Our future capital requirements are substantial and may increase beyond our current expectations depending on many factors, including, but not limited to, the following:

●	the duration of changes to and results of our clinical trials for any future products going forward;

●	unexpected delays or developments in seeking regulatory approvals, as applicable;

●	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

●	unexpected developments encountered in implementing our business development and commercialization strategies;

●	the potential addition of commercialized products to our portfolio, including marketing and launch costs related to new product offerings;

●	the outcome of future litigation; and

●	further arrangements, if any, with collaborators.

In addition, global economic and market conditions, as well as future developments in the credit and capital markets, may make it even more difficult for us to raise additional financing in the future.

We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain applicable regulatory approvals.

The manufacturing, marketing and sale of our products and our product candidates are and will be subject to strict and ongoing regulation, even with marketing approval by the FDA and the EC for Macrilen™ (macimorelin). Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, the EC approval for macimorelin was conditioned on our agreement to conduct post-marketing follow-up studies to monitor the safety or efficacy of the product. In addition, as clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

Although not subject to FDA regulation, we and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice (“GMP”) regulations for the manufacture of our current oat-based pipeline products or future products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of a product and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

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

Healthcare reform measures could hinder or prevent the commercial success of our products, which could adversely affect our business.

The business prospects and financial condition of many cosmeceutical, nutraceutical and biopharmaceutical companies are affected by the efforts of governmental and third-party payers to contain or reduce the costs of healthcare. The U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services in the U.S. and internationally, including our oat-based pipeline products, Macrilen™ (macimorelin), as well as any of our future products, as well as the amount of reimbursement available from governmental agencies and other third-party payers. If available reimbursements for our products is substantially less than we expect, our revenue prospects could be materially and adversely impacted.

In the U.S. and in other jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third-party payers. Furthermore, the pricing of cosmeceutical, nutraceutical and pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including the President of the U.S. Additionally, in the U.S., individual states have also passed legislation and proposed bills that are aimed at drug pricing transparency, which will likely impact drug pricing. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of Macrilen™ (macimorelin) or our other products.

The Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”) has had far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. The future of the ACA is, however, uncertain as there have been executive, judicial and congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court dismissed a challenge to the ACA on the grounds the plaintiffs did not have standing to attack as unconstitutional the ACA’s minimum essential coverage provision because they had not shown they had suffered damages from the defendants’ conduct in enforcing the ACA. It is unclear how other such litigation and other healthcare reform efforts will impact the ACA and our business.

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

The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate.

The transition to a new presidential administration in the United States could impact our business and operations, including the macroeconomic framework in which we operate. We are unable to precisely predict what actions the new administration will take. For example, the current presidential administration has expressed various intentions to impose tariffs on certain goods or other countries to the United States, and has indicated that his administration will treat national security much differently than the current and previous presidential administrations. Since taking office in January 2025, the current U.S. presidential administration has already issued numerous executive orders, including with respect to international and domestic policies. Any trade wars, through the implementation of tariffs or otherwise, could materially and adversely affect us, directly and indirectly, including by adversely impacting the supply chains for our operations, and increasing the costs of services we provide and utilize. For example, a majority of our revenue is generated in the United States under the supply and distribution agreement with Symrise AG and such revenue could become subject to tariffs for goods being imported from Canada. Additionally, our importation of raw materials, such as high-quality oats used in our avenanthramide products, could become subject to retaliatory tariffs imposed by Canadian authorities on goods imported from the United States.

Moreover, the change in presidential administration, as well as a transition of control in the House of Representatives and United States Senate, creates regulatory uncertainty and it remains unclear as to what specifically the current presidential administration would or would not do with respect to certain programs and initiatives.

If our products do not gain broad market acceptance, we may be unable to generate significant revenues.

Our revenues largely depend on sales of our oat-based pipeline products under our supply and distribution agreement with Symrise AG. Broad market acceptance of our products, including our oat-based pipeline products and Macrilen™ (macimorelin), depends on a number of factors, including, but not limited to, the following:

●	demonstration of clinical efficacy and safety of our products;

●	the prevalence and severity of any adverse side effects related to our products;

●	limitations or warnings contained in our products’ approved labeling;

●	availability of alternative market offerings for our products;

●	the advantages and disadvantages of our products relative to current or alternative market offerings;

●	the classification and description of our products in relevant guidelines;

●	our ability to diversify of customer base outside of the Symrise AG distribution arrangement;

●	our ability to develop and effectively market new products;

●	the availability of acceptable pricing and adequate third-party reimbursement for our products, as applicable; and

●	the effectiveness of marketing and distribution methods for our products.

If our products do not gain market acceptance outside of the Symrise AG distribution arrangement, our ability to generate significant revenues would be limited, and our financial condition could be materially, adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or to successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as with new products currently under development by others or with products which may be less expensive than our products. There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the share price of our Common Shares.

We rely on one distribution partner for a large portion of our revenues.

We derive over 85% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, although we are continually seeking to expand our customer base and product offerings. Our future success in its base business cosmeceuticals market is dependent upon the continued demand by Symrise AG and their underlying customers, and the expansion of our customer base. Any decline in or loss of demand from Symrise AG or their underlying customers may have a negative impact on our revenues and an adverse impact on our business, financial condition, and results of operations, as was the case in 2023. On August 25, 2023, the Company announced the signing of an amendment to its exclusive long-term supply and distribution agreement with Symrise AG. Pursuant to the amendment, the Company has extended the term of the agreement for two years to December 31, 2026.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success.

We are currently focusing our efforts development and testing of our avenanthramide products, as well as developing new oat-based nutraceutical products. As a result, we may forego or delay pursuit of opportunities for avenanthramide and our other products, which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications require substantial technical, financial and human resources. These activities – if pursued – may initially show promise in identifying potential product candidates or indications yet fail to yield product candidates or indications for further clinical development.

We may not achieve our projected development goals in the time-frames we announce and expect.

We may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize any of our products or product candidates. There can be no assurance that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our schedule for launching of any of our future product candidates, including avenanthramide products which are currently undergoing trials. If we fail to achieve one or more of these milestones as planned, the share price of our Common Shares may decline.

Competition in our targeted markets is intense, and development by other companies our products non-competitive.

The cosmeceutical, nutraceutical and biopharmaceutical fields are highly competitive. New products developed by other companies in the industry could make our current and future products uncompetitive or significantly less competitive. Competitors are developing and testing products and technologies that would compete with any of our current and future products. Some of these competitive products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our current and future products. We expect competition from our competitors to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do.

We may not obtain adequate protection for our products through our intellectual property and trademark registrations.

We rely heavily on our proprietary information in developing and manufacturing our oat-based pipeline products, including oat-beta glucan, avenanthramides, beta glucan from PGX, and Macrilen™ (macimorelin). Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We have filed and are pursuing applications for patents and trademarks in many countries. Pending patent applications may not result in the issuance of patents, and we may not be able to obtain additional issued patents relating to our products.

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

Our patents may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection for our products. The patents issued or to be issued to us may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method-of-use, methods of manufacture and/or new-formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.

In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the cosmeceutical, nutraceutical and biopharmaceutical industries. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable, or that a competitor’s technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in U.S. post-grant proceedings as well as in opposition or nullity proceedings in certain countries outside the U.S. In addition, we may be required to disclaim part of the term of certain patents. The costs of these proceedings could be substantial, and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

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

We have filed applications for trademark registrations relating to avenanthramide, oat beta glucan, PGX and Macrilen™ (macimorelin) products and applications in various jurisdictions, including the U.S. We may file applications for other possible trademarks for our current and future products. No assurance can be given that any of our trademarks will be registered elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace.

Any difficulties or delays in the commencement or completion, or termination or suspension, of our ongoing or planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory filing required for authorization to proceed with clinical development. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory filing, which may lead to delays and increase the costs of our preclinical development programs. Any such delays in the commencement or completion of the avenanthramide trial, or any other product candidate, could significantly affect our product development costs.

Further, conducting clinical trials in foreign countries presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries. For example, in 2022 our DETECT-trial activities in both Russia and Ukraine were halted due to the Russian invasion of Ukraine, which represented approximately 25 of the planned total patients in the trial, resulting in a delay in the expected completion of the trial. To replace these countries and ensure the timely completion of the DETECT-trial, the Company engaged a second CRO to establish testing sites in four new countries (Armenia, Slovakia, Greece, and Turkey). Additional clinical trial applications had to be submitted and caused delays in the trial and analysis of results.

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

Adverse weather conditions and natural disasters could impose costs on our business.

We depend on high quality agricultural materials for our Avenanthramide and Beta Glucan products, which materials are vulnerable to adverse weather conditions and natural disasters, including windstorms, hurricanes, earthquakes, floods, droughts, fires, and temperature and precipitation extremes, some of which are recurring but difficult to predict, as well as crop disease and infestation. For example, we source most of the oats that we use in the production of our products from the United States, which has experienced severe heat and drought conditions and significant wildfires from time to time, resulting in lost and damaged crops.

Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. Unfavorable growing and harvesting conditions could reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. Adverse weather conditions or natural disasters may adversely affect our supply of raw materials or prevent or impair our ability to ship products as planned. These factors may increase raw material acquisition and production costs, decrease our sales volumes and revenues, and lead to additional charges to earnings, which could have a material adverse effect on our business, financial condition, and results of operations.

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

Although the majority of our current manufacture of our oat-based pipeline products is undertaken in-house, our operational strategy may change. Additionally, we rely on third parties to manufacture and supply Macrilen™ (macimorelin). We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for our products. To be successful, our products must be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, there are a limited number of contract manufacturers or suppliers that are capable of manufacturing our products or the materials used in their manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply our products, or to do so on commercially reasonable terms, we may not be able to commercialize our products. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff and required us to rely more heavily on outside consultants and third parties. We have been unable to increase the compensation of our associates to the extent required to remain fully competitive for their services, which increased our employee retention risk. The competition for qualified personnel is intense, and if we are not able to continue to retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives or comply with regulatory requirements.

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

The sale and use of our cosmeceutical, nutraceutical and biopharmaceutical products will involve the risk of product liability claims and associated adverse publicity. Product liability claims might be made against us directly by patients, healthcare providers or pharmaceutical companies, or others selling, buying or using our products. We attempt to manage our liability risks by means of insurance. We maintain insurance covering our liability for our preclinical and clinical studies as well as products liability insurance. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders.

COSCIENS is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Ceapro Inc., our principal operating subsidiary holds most of our intellectual property rights. Because COSCIENS is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries, which may incur additional or other liabilities and/or obligations. As a result, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and, therefore, the rights of the holders of our securities to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

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

In connection with the preparation of our 2024 annual financial statements, we have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. We concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis. We identified the following material weaknesses in our internal control over financial reporting:

●	the Company did not maintain an effective control environment based on the criteria established in the COSO framework and did not have sufficient competent personnel with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting;

●	the Company did not maintain effective control activities based on the criteria established in the COSO framework;

●	the Company had ineffective information and communication, which rendered management unable to generate or provide adequate quality supporting information and communication based on the criteria established in the COSO framework; and

●	the Company did not maintain effective monitoring activities based on the criteria established in the COSO framework and did not have in place adequate processes for oversight, accountability for performance of internal control over financial reporting responsibilities, and timely implementation of corrective activities, and therefore could not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning.

Notwithstanding the identified material weaknesses, our management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with GAAP. See “Item 15- Controls and Procedures” for further information.

We have taken steps to address these pervasive material weaknesses and are in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

●	We are evaluating our long-term resource needs and requirements to ensure we have adequate resources with the necessary technical knowledge, oversight and accountability to ensure there is adequate segregation of duties and to satisfy the Company’s internal control over financial reporting needs and requirements;

●	we have also committed to providing the Company’s personnel with the necessary guidance and on-the-job training to effectively perform their responsibilities related to internal control over financial reporting;

●	we will formalize the documentation of internal control over financial reporting at the Company to assist in assessing, implementing and maintaining an effective control environment, including: scoping and risk assessment; business process flows; risk control matrices; and the evaluation of the design and operating effectiveness of controls;

●	we are implementing a formal monitoring program over our internal control framework that will more effectively identify, evaluate and remediate deficiencies than the current year and regularly report on progress of internal control remediation efforts to the audit committee during 2025; and

●	we will implement additional system capabilities and enhancing existing controls that support management’s assertions with respect to the completeness, accuracy and validity of complex accounting transactions on a timely basis.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made and are making enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers.

Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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

We cannot provide any assurance that our systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity resulting from the Plan of Arrangement with Ceapro.

As a result of the completion of the Plan of Arrangement with Ceapro, significant demands have been placed on our managerial, operational and financial personnel and systems. We cannot provide any assurance that our systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement. The continued operating results of the Company will be affected by the ability of our officers and key employees to manage changing business conditions, to integrate the acquisition of Ceapro, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

We may be unable to successfully integrate our businesses with Ceapro’s and realize the anticipated benefits of the Plan of Arrangement. The failure to successfully integrate the businesses of Aeterna and Ceapro could have a material adverse effect on the market price of the Common Shares following completion of the Plan of Arrangement.

The integration has required the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that were anticipated as a result of the Plan of Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two parties will present challenges to management, including the integration of systems and personnel of the two parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Plan of Arrangement. The performance of our operations could be adversely affected if we cannot retain key employees to assist in the integration and operation of Aeterna and Ceapro.

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

Failure by us and/or Ceapro to comply with applicable Laws prior to the Plan of Arrangement could subject the Company to penalties and other adverse consequences following completion of the Plan of Arrangement.

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

Between January 1, 2024 and December 31, 2024, the closing price of our Common Shares ranged from $2.50 to $10.25 per share on the NASDAQ and from C$3.72 to C$13.90 per share on the TSX. As of April 8, 2025, the price of our Common Shares on the NASDAQ was $2.45 and C$3.51 on the TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);
●	clinical trial and regulatory developments regarding avenanthramides and Macrilen™ (macimorelin);
●	delays in our anticipated clinical trial development or commercialization timelines;
●	announcements by us regarding technological, regulatory or other matters;
●	arrivals or departures of key personnel;
●	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;
●	the potential use and effects of tariffs could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate;
●	developments or disputes concerning patent or proprietary rights;
●	actual or anticipated fluctuations in our revenues or expenses;
●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and
●	economic conditions in the U.S. or abroad, including the instability due to pandemics, armed conflicts or other events.

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

In 2024, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2024, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2025 or in future financial years.

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

The Company was incorporated on September 12, 1990 under the Canada Business Corporations Act (the “CBCA”) and continues to be governed by the CBCA. Our registered address is located at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP and we operate another office located at 315 Sigma Drive, Summerville, South Carolina 29486; our telephone number is (843) 900-3223 and our website is www.cosciensbio.com/.

In May 2004, we changed our name to Aeterna Zentaris Inc. On May 3, 2024, we completed a 4-for-1 share consolidation (reverse stock split) and previously, on July 18, 2022, we completed a 25-for-1 share consolidation and on November 17, 2015, we completed 100-to-1 share consolidation (reverse stock split).

Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015 under the trading symbol “AEZS”. Our Common Shares have been listed for trading on both the NASDAQ and the TSX under the trading symbol “CSCI” since August 9, 2024.

Plan of arrangement

On June 3, 2024, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) closed their all-stock merger of equals transaction pursuant to a Plan of Arrangement (the “Transaction”). The Transaction was completed by way of court approved plan of arrangement pursuant to the terms of an arrangement agreement entered into by Aeterna and Ceapro on December 14, 2023. As a result of the Transaction, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Additionally, as part of the Transaction, Aeterna issued to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant (a “New Warrant”) for each Aeterna common share or warrant held.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro was the acquirer of Aeterna in the Transaction. The consolidated financial statements of COSCIENS Biopharma Inc. as of December 31, 2024 and 2023 and for the year ended December 31, 2024, 2023 and 2022 reflect the results of operations and financial position of Ceapro for the periods presented and includes 270 days of the results of operations of Aeterna for the year ended December 31, 2024 subsequent to the Transaction, which was completed on June 3, 2024.

The consolidated financial statements filed with this Annual Report on Form 20-F include the accounts of COSCIENS Biopharma Inc. Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries COSCIENS Biopharma Inc. is the ultimate parent company of the Group. The Company currently has six wholly-owned direct and indirect subsidiaries, Ceapro Inc. and its wholly-owned subsidiaries Ceapro (P.E.I.) and JuventeDC Inc., based in Canada, Aeterna Zentaris GmbH (“AEZS Germany”) and its wholly-owned subsidiary Zentaris IVF GmbH, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

Our agent for service of process and SEC matters in the U.S. is our wholly-owned subsidiary, Aeterna Zentaris, Inc.., located at 315 Sigma Drive, Summerville, South Carolina 29486.

Recent Developments

Please see “Item 4.B. – Business Overview” (below) for a complete description of the recent events and developments relevant to the Company.

B.	Business overview

COSCIENS Biopharma Inc. (the “Company”), formerly Aeterna Zentaris Inc., is a Life Science company developing and commercializing a diversified portfolio of products for the cosmeceutical, nutraceutical and pharmaceutical markets. Such products being produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique and disruptive technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and therapeutics products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

The Company is also dedicated to the development of its therapeutic assets and has established a development pipeline to potentially address unmet medical needs across a number of indications, including potential treatment of inflammation and immune-based diseases.

During the third quarter of 2024, the Company made a strategic decision to discontinue its AIM Biologicals, Amyotrophic Lateral Sclerosis (ALS), and Delayed Clearance Parathyroid Hormone programs. This decision was influenced by several factors, including increasingly challenging timelines and costs associated with reaching the next value inflection point in pre-clinical development.

On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) had failed to meet its primary endpoints according to the definitions in the study protocol. Based on the results of the study, we are prioritizing our pipeline moving forward and repositioning the Company as a pure play Life Science’s business offering natural-based products. Therefore, while macimorelin for the diagnosis of Adult Growth Hormone Deficiency is still on the market, the Company has decided to not make any future investments in macimorelin for the diagnosis of CGHD and is exploring and validating several options for its commercialization with adults. Such strategic options include the potential to divest this asset.

Active Ingredients

The Company’s operations also include those of the wholly owned subsidiary, Ceapro Inc, focused on the development and commercialization of “active ingredients” derived from oats and other renewable plant resources for healthcare and cosmetic industries. The Company’s primary active ingredient business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

Active ingredient products include:

●	A commercial line of natural active ingredients, including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales;
●	A commercial line of natural anti-aging skincare products, utilizing active ingredients including oat beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through our wholly owned subsidiary, JuventeDC Inc.; and
●	Veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

The Company’s core technologies used to extract and process bio actives include proprietary Ethanol Fractionation Processes (EFP) and Pressurized Gas eXpanded (PGX) Technology. EFP is mostly used to produce liquid formulations while PGX is used for powder formulations. PGX is a patented, unique and disruptive technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In a single step and using green solvents, it has the ability to generate purified highly porous polymer composites such as aerogels which cannot be made using conventional drying technologies.

Given the well-known properties of oat beta glucan and avenanthramides as cholesterol reducer and anti-inflammation respectively, we are actively developing our oat-based pipeline products to address unmet needs within the nutraceuticals markets, with a strategic focus on:

●	Oat Beta Glucan – Chewable for cholesterol reduction
●	Avenanthramides – nutraceutical-chewable formulation to reduce inflammation
●	Beta glucan from yeast (YBG)- nutraceutical-capsule as an immune booster

Additional details for each of the above new products is included in “Item 5. Operating and Financial Review and Prospects”.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for the healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

The Company continues to grow its customer base and presence in the personal care market and to explore and validate new product applications for its established value drivers, avenanthramides and oat beta glucan, as well as for new products such as alginate and beta glucan from yeast to penetrate into the nutraceutical and pharmaceutical markets. The Company’s primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

Over the last decade, the Company’s development projects have focused on its expertise in oats and developing new innovative natural health care products to address global needs. Oats have a host of well-documented health care benefits. However, in order to exploit these opportunities, numerous challenges must be overcome, including securing adequate and quality feedstock, developing proper formulations, achieving manufacturing scale-up, and completing scientific testing. The Company’s dedicated team is constantly focused on overcoming these challenges to stay profitable and ahead of competitors by successfully fine-tuning and implementing proprietary enabling technologies.

Chemical complexes/Delivery systems:

●	Pre-clinical Research: Yeast beta glucan/CoQ10: planned to be developed as an immune/energy booster.

Technology:

●	PGX Technology: Demo scale: 10 liters vessel: completed. Pilot scale: 50 liters vessel: completed. 100 liters: expected to be completed by end of Q2, 2025 along with Austrian based Natex GmbH. Both the 10L and 50L vessels are located at the Company’s Edmonton Alberta facility, whilst the 100L vessel is being constructed at Natex GMBH’s Austrian facility.
●	Yeast beta glucan to be used during the PGX pilot testing phases. Output from such capacity to be considered as small-scale commercialization batches with a potential for commercialization of yeast beta glucan as an immune booster starting in Q2 2025.

Production

The Company’s dedicated production team successfully responded to the growing market demand for the cosmeceutical base business by producing over 200 metric tons of active ingredients in 2024. As part of its ordinary course operations, the Company successfully passed audits conducted by three major customers at its Edmonton facility and received renewal of its site licence from the Health Canada Natural Product Directorate for a period of two years, which enables the Company to manufacture, package, label, release and distribute final products.

Specialized Skill and Knowledge

The Company has a broad range of expertise in natural product chemistry, microbiology, biochemistry, immunology and process engineering. These skills merge in the fields of active ingredients, biopharmaceuticals and drug-delivery solutions. The Company relies on its employee base whose skills and knowledge are critical to maintaining its success and always strives to identify and retain key employees in order to be competitive with compensation and working conditions.

The Company has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements, the Company works to develop and scale up the new technologies with the goal of commercializing the technologies or products derived from such technologies. The development of these new technologies is a costly, complex and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. The Company’s ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable.

Competitive Conditions

The Company’s competitive success depends, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect trade secrets, proprietary technology and manufacturing processes, and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although the Company expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents, or that any patents issued to the Company will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. As an intellectual property strategy, the Company intends to prepare and file “application patents” from the use of its products. However, the Company cannot be assured competitors will not independently develop products similar to the Company’s Products designed to circumvent exclusive rights granted to the Company.

Pharmaceutical

The Company is also dedicated to the development of its pharmaceutical therapeutic assets and has established a commercial and clinical development pipeline to potentially address unmet medical needs across a number of indications, including:

●	Avenanthramides – A potential treatment for inflammation-based diseases
●	Macrilen™ (macimorelin) - A diagnostic tests for growth hormone deficiency

Avenanthramides for Potential Applications in Inflammation Based Diseases

Avenanthramides have garnered significant interest due to their suggested bioactivities, including potent antioxidant and anti-inflammatory effects both in vitro and in vivo. In November 2023, the Company initiated its Phase 1 safety study evaluating its flagship product, avenanthramides, for potential applications in managing conditions related to inflammation. The Phase 1-2a study (“AvenActive”) is a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of avenanthramide. 72 healthy subjects have completed the Phase 1 portion of the trial which included 48 healthy subjects in a single ascending dose (SAD) arm and 24 healthy subjects in a multiple ascending dose (MAD) arm.

Subjects received doses ranging from 30mg to 960mg per group per day. Given that no significant adverse reactions have been observed during SAD and MAD phases, The Data Safety and Monitoring Board gave the green light to start the Phase 2a with patients suffering from mild inflammation. A total of 24 patients will be enrolled in the Phase 2a portion which is designed to gather initial insights into its potential efficacy. As the trial progresses, the Company remains focused on collaborating with regulatory authorities, healthcare professionals, and patient communities to bring this innovative therapy to market.

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

Macimorelin Commercialization Program

Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin® in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. To date the product has been launched in the United Kingdom, Sweden, Denmark, Finland, Germany, Netherlands and Austria. In Republic of Korea, Macrilen™ (macimorelin) was approved on September 7, 2023. The Company’s partner NK Meditech plans to commence the commercialization after re-imbursement negotiations are finalized. While the Company is actively pursuing business development opportunities for the commercialization of macimorelin, it is also reviewing strategic alternatives including the potential to divest this asset.

Geographic Areas

A description of the principal geographic areas in which we compete, including a geographical and categorical breakdown of our revenues in the past three years, is presented in note 25 (Segment information) to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.

Seasonality

Demand for the Company’s products varies from year to year and there is no seasonality or cyclical trend that can be specifically derived from the last decade.

Raw Materials

The Company is involved in the development of proprietary extraction technology and the application of this technology to the production of extracts and “active ingredients” from oats and other renewable plant resources. The Company adds further value to its extracts by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. The Company has historically been able to source the direct raw materials required for the specific formulation of its products, including grain and grain-derived materials, at varying prices which allowed it to produce finished goods. The raw materials that the Company purchases in the ordinary course may be subject to variation due to the season’s output in grain quality.

We will be dependent on third-party manufacturers for the pharmaceutical products that we or our licensees will market. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Economic Dependence

The Company derives over 85% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, and the Company is continually seeking to expand its customer base. The Company’s future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of the Company’s customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on the Company’s revenues and an adverse impact on its business, financial condition, and results of operations. On August 25, 2023, the Company announced the signing of an amendment to its exclusive long-term supply and distribution agreement with Symrise AG. Pursuant to the amendment, the Company has extended the term of the agreement for two years to December 31, 2026.

The Company’s business growth depends on its ability to access global markets through distribution partnerships. The Company’s marketing strategy emphasizes providing technical support to its distributors and their customers to maximize the value of its technology and product utilization. The Company’s vision and business strategy are supported by The Company’s commitment to the following core values:

●	adding value to all aspects of the Company’s business;

●	enhancing the health of humans and animals;

●	discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;

●	producing the highest quality work possible in products, science and business; and

●	developing personnel through guidance, opportunities and encouragement.

To support these objectives, the Company relies on strong intellectual and human capital resources and is developing a strong base of partnerships and strategic alliances to exploit the Company’s technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund its operations, the Company relies upon revenues primarily generated from the sale of active ingredients, the proceeds of public and private offerings of equity securities and debentures, government grants and loans, and other investment offerings.

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

The Canadian Association of Research-Based Pharmaceutical Companies (“Rx & D”), now Innovative Medicines Canada, has adopted “Guidelines for Transparency in Stakeholder Funding” that require member companies to regularly disclose, by means of websites and annual reports, a list of all stakeholders to which they provide direct funding. The term “stakeholder” is defined in Rx & D’s Code of Ethical Practices to include “Health Care Professionals”. In the EU, the disclosure code of transfers of value to healthcare professionals and organizations adopted by the European Federation of Pharmaceutical Industries and Associations (“EFPIA”) requires all members of EFPIA to disclose transfers of value to healthcare professionals and healthcare organizations beginning in 2016, covering the relevant transfers in 2015. Each member company will be required to document and disclose: (i) the names of healthcare professionals and associations that have received payments or other transfers of value and (ii) the amounts or value transferred, and the type of relationship.

For more information about the regulatory risks associated with our business operations, see “Item 3D. Risk Factors”.

Environmental Protection

The operations of the Company are subject to a variety of federal, provincial and local laws, regulations and guidelines, including various environmental and health and safety regulations, regulating the conduct of its operations, the requirements for its products, the protection of the environment, the operation of its equipment and the handling and disposal of substances used in its operations. The Company believes that it is currently in compliance with such laws and regulations. Such laws or regulations are subject to change. Accordingly, it is impossible for the Company to predict the cost or impact of such laws and regulations on the Company’s future operations.

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

The following patents and patent applications relate to macimorelin:

●	U.S. patent 8,192,719 covers a method of assessing pituitary-related GHD in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of GHD. This patent expires in October 2027.
●	European patent EP3729100 covers the use of macimorelin to detect GHD in adults, with a base patent term extending until 2038.

●	Japanese patent 4,852,728 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.
●	Based on the European patent 1,289,951 a request for supplementary protection certificate (SPC) of 5 years has been granted for Germany, United Kingdom, France, Italy, Spain, The Netherlands and Denmark.

An invention has been made by inventors of AEZS Germany to use a macimorelin containing composition for the assessment of GHD in adults.

●	A related U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017, and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.
●	The non-provisional U.S. application 15/993,507 was filed on May 30, 2018 drawing the priority of both provisional applications. The related U.S. patent 10,288,629 was granted on May 14, 2019, and will expire on May 30, 2038. A Patent Cooperation Treaty (“PCT”) PCT/EP/2018/085622 application was filed December 18, 2018, drawing the priority of both provisional U.S. applications. In addition to the method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing GHD using three post-administration samples. On February 24, 2022, following examination of European patent application 18827044.1, a European patent with the title “Method of assessing growth hormone deficiency comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples” has been granted. The patent will be published in European Patent Bulletin on March 23, 2022. The European patent covers the use of macimorelin according to the label approved by EC to diagnose GHD in adults. The European patent is in the validation process in 12 European countries. In 29 European countries the patent has been nationalized.

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

●	A related U.S. provisional application Serial No. 63/054,889 was filed July 22, 2020, for the use of macimorelin in assessing growth hormone deficiency in children.
●	A non-provisional U.S. application named “Use of macimorelin in assessing growth hormone deficiency in children” with docket number 17/375,709 was filed on July 14, 2021, drawing the priority of the provisional application and granted as US patent 11,644,474 on May 9, 2023.
●	An international PCT application with docket number PCT/EP2020/070691 was filed on July 22, 2020. Based on the PCT application several national applications have been filed in due time.
●	On February 5, 2024, following examination of Korean patent application 10-2021-7043189, the Korean patent 10-2635025 has been granted.

Pressurized Gas eXpanded Technology

During the year ended December 31, 2014, and as amended on February 2, 2015, Ceapro entered into a licence agreement with the University of Alberta (the “PGX Agreement”) for the rights to an enabling technology, PGX, allowing the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. PGX is a patented platform technology that simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and food grade ethanol at mild temperatures. The technology can overcome some of the challenges associated with the drying of high molecular weight biopolymers using conventional technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals. The resulting matrix also has increased surface area that can be loaded with actives using an impregnation technology that was perfected by Ceapro and this becomes a unique enabling technology that can be used to produce innovative delivery systems. The PGX Agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

Avenanthramides

During the year ended December 31, 2012, Ceapro entered into a licence agreement with the Canadian Government for a new technology to increase the concentration of avenanthramides in oats (the “Avenanthramides Agreement”). This unique technology represents a way to manage the risks related the availability and quality of raw material used in production and provides for the ability to produce higher concentrations of avenanthramides which should enable the production of larger quantities of product allowing Ceapro to grow its cosmeceutical sector while also allowing for the development of pharmaceutical-grade powder formulations as part of Ceapro’s transition to nutraceuticals and pharmaceuticals. The Avenanthramides Agreement remains in force until the last patent has expired which will be in March of 2030, or until the patents have been abandoned.

C.	Organizational structure

Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2024 is depicted in the chart set forth under the caption “Item 4.A. History and development of the Company”.

D.	Property and equipment

Our registered address is located in Toronto, Canada. Our largest office is located in Edmonton Alberta, and we have an additional offices in Frankfurt, Germany and Summerville, South Carolina. We do not own any real property. Effective November, 2024, the Company and its landlord mutually agreed to a five-year extension to its existing building lease agreements for its Ceapro subsidiary.

The following table sets forth information with respect to our main facilities as at December 31, 2024.

Location	Use of space	Square Footage	Type of interest
315 Sigma Drive, Summerville SC 29486	Occupied for administration	168	Leasehold
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	7,319	Leasehold
7824 51 Ave NW, Edmonton, AB T6E 6W2	Occupied for management, manufacturing, R&D, business development and administration	29,764	Leasehold
8339 Roper Rd. Edmonton, AB T6E 6W2	Occupied for management, manufacturing, R&D, business development and administration	8,272	Leasehold

We believe that our current facilities are adequate to meet our ongoing needs.

Item 4A	Unresolved Staff Comments

Not required.

Item 5.	Operating and Financial Review and Prospects

Key Developments

A. Operating Results

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) for the year ended December 31, 2024. In this MD&A, “COSCIENS”, the “Company”, “we”, “us” and “our” mean COSCIENS Biopharma Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and the notes thereto as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022. Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

On June 3, 2024, Aeterna Zentaris Inc. and Ceapro Inc. closed their all-stock merger of equals transaction and on August 6, 2024, the Company changed its name to COSCIENS Biopharma Inc. For further details on these transactions and the basis for presentation of this MD&A, see “Plan of Arrangement” and “Name Change”, below, as well as Note 5 to the audited consolidated financial statements.

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CSCI”.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on April 9, 2025. This MD&A is dated April 9, 2025.

About Forward-Looking Statements

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this MD&A, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors” and those relating to: the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as such products’ capability to address unmet needs within the nutraceuticals markets; Macrilen® (macimorelin) and the Company’s plans in respect of same, including commercialization and clinical programs as well as in respect of the top line data from the DETECT-trial; the Company’s business strategy; the strategic decision to sunset the Company’s Amyotrophic Lateral Sclerosis (ALS), AIM Biologicals and Delayed Clearance Parathyroid Hormone (DC-PTH) programs; the Company’s positioning in its target markets; the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels; expectations for completion of the Company’s Edmonton facility and Natex Termitz facility; pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials; the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; limitations on internal controls over financial reporting and our ability to address identified material weaknesses; and the plans, objectives, future outlook and financial position of the Company in general.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: the Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Onset Growth Hormone Deficiency (“CGHD”) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adult hormone growth deficiency (“AGHD”) and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; the impacts of the sunsetting of our ALS, DC-PTH and AIM Biologicals programs; our ability to accelerate the scale up of our PGX Technology to commercial levels; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”).

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

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the U.S. Securities and Exchange Commission (“SEC”). We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.cosciensbio.com, www.sedarplus.ca and www.sec.gov.

Company Overview

COSCIENS Biopharma Inc. is a Life Science company developing and commercializing a diversified portfolio of products for the cosmeceutical, nutraceutical and pharmaceutical markets. Such products being produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique and disruptive technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and therapeutics products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) had failed to meet its primary endpoints according to the definitions in the study protocol. Following these results, the Company initiated a strategic review of its pipeline. As part of this realignment, the Company has discontinued investment in its pre-clinical programs and ceased all further development related to macimorelin. The Company is exploring and validating strategic alternatives for macimorelin, including, but not limited to, potential divestment of the asset.

Plan of Arrangement

On June 3, 2024, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) closed their all-stock merger of equals transaction (the “Transaction”). The Transaction was completed by way of court approved plan of arrangement pursuant to the terms of an arrangement agreement entered into by Aeterna and Ceapro on December 14, 2023. As a result of the Transaction, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Additionally, as part of the Transaction, Aeterna issued to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant (a “New Warrant”) for each Aeterna common share or warrant held. Prior to and in anticipation of the Transaction, Aeterna effected a 4:1 share consolidation of its then existing shares. The underlying share and warrants of Aeterna that survived the Transaction have been retrospectively adjusted to reflect such consolidation.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro was the acquirer of Aeterna in the Transaction. The consolidated financial statements of COSCIENS Biopharma Inc. as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 reflect the results of operations and financial position of Ceapro for the periods presented and includes the results of operations of Aeterna for the 211 days subsequent to the Transaction, which was completed on June 3, 2024, for the year ended December 31, 2024.

The accompanying consolidated financial statements include the accounts of COSCIENS Biopharma Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries. COSCIENS Biopharma Inc. is the ultimate parent company of the group. The Company currently has six wholly-owned direct and indirect subsidiaries, Ceapro Inc. and its wholly-owned subsidiary JuventeDC Inc., based in Canada, Aeterna Zentaris GmbH (“AEZS Germany”) and its wholly-owned subsidiary Zentaris IVF GmbH, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

Effective June 30, 2024, Ceapro has changed its reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency has been applied retrospectively such that all amounts in the consolidated financial statements of the Company and the accompanying notes thereto are expressed in U.S. dollars. References to “$” are U.S. dollars and references to “CA $” are to Canadian dollars. For comparative purposes, historical consolidated financial statements of Ceapro were recast in U.S. dollars by translating assets and liabilities at the closing exchange rate in effect at the end of the respective period, revenues, expenses and cash flows at the average exchange rate in effect for the respective period and equity transactions at historical exchange rates. Translation gains and losses are included in the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive loss.

Name Change

At the Company’s annual general and special meeting of shareholders held on July 16, 2024, the shareholders of the Company approved a special resolution authorizing the Board to effect a change of name of the Company from “Aeterna Zentaris Inc.” to “COSCIENS Biopharma Inc.” (the “Name Change”). On August 6, 2024, the Company filed articles of amendment pursuant to the Canada Business Corporations Act in order to effect the Name Change.

On August 9, 2024, the Company’s common shares began trading on the TSX and Nasdaq under the trading symbol “CSCI”, and concurrently ceased trading thereon under the former trading symbol “AEZS”. The Name Change did not result in any changes in the capitalization of the Company.

Management Succession Plan

With the initial integration efforts now well underway, the Board of Directors, with the full support of current President and CEO Gilles Gagnon, M.Sc., MBA, has engaged an executive recruiting firm to identify and evaluate candidates for the next President and CEO role. This search aims to find a visionary leader who will drive COSCIENS forward and build on the Company’s successes.

Key Operational Developments

Active ingredients

The Company’s active ingredient segment focuses on leveraging our unique expertise in the extraction, production and commercialization of active ingredients from natural sources. The Company’s commercialized products are well positioned in the cosmeceutical market and mostly focused on the documented health benefits of two bio actives extracted from oats; beta glucan and avenanthramides. These products include:

●	A commercial line of natural active ingredients, including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales;
●	A commercial line of natural anti-aging skincare products, utilizing active ingredients including oat beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through our wholly owned subsidiary, JuventeDC Inc.; and
●	Veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

The Company’s core technologies used to extract and process bio actives include proprietary Ethanol Fractionation Processes (EFP) and Pressurized Gas eXpanded (PGX) Technology. EFP is mostly used to produce liquid formulations while PGX is used for powder formulations. PGX is a patented, unique and disruptive technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In a single step and using green solvents, it has the ability to generate purified highly porous polymer composites such as aerogels which cannot be made using conventional drying technologies. In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility. The project has been completed at the end of 2024 in Edmonton while it is expected to be completed in Q2, 2025 in Austria.

Given the well-known properties of oat beta glucan and avenanthramides as cholesterol reducer and anti-inflammation respectively, we are actively developing our oat-based pipeline products to address unmet needs within the nutraceuticals markets, with a strategic focus on:

Oat Beta Glucan – Chewable for cholesterol reduction

Leveraging approved claims for the use of oat beta glucan as a proven cholesterol reduction ingredient in Canada, the United States of America and the European Union, the Company has formulated a healthy edible product capable of delivering the appropriate dose of oat beta glucan to meet all regulatory and health requirements. Commercial manufacturing samples have been produced, proving manufacturability of a healthy and delicious edible product containing the high levels of oat beta glucan required to provide a scientifically proven cholesterol reduction in humans. The Company intends to bring this product to the wellness and functional food market B2C via various e-commerce platforms during the first 6 months of 2025.

Avenanthramides – nutraceutical-chewable formulation to reduce inflammation

In addition to cosmetic applications, avenanthramides, when taken orally, could treat inflammation-based conditions such as exercise induced inflammation, joint inflammation as well as inflammation at the gastro-intestinal and cardiovascular levels.

Through the use of a unique chromatography purification technology, the Company has successfully developed a highly purified and well characterized pharmaceutical grade powder formulation with the goal that such active pharmaceutical ingredient (API) could be offered as both nutraceutical and pharmaceutical formulations.

The Company’s initial activities for use of avenanthramides in nutraceuticals were focused on assessing the bio-availability and bio-efficacy of the compound under the leadership of Dr. Li Li Ji at the University of Minnesota. Following the completion of the bio-availablity study in 2018, the Company successfully completed two bio-efficacy studies in 2019 using low and high doses of avenanthramides with young men and women demonstrating in a statistically significant manner the efficacy of avenanthramides in alleviating exercise-induced inflammation as evidenced by a significant decrease of inflammation biomarkers in the blood. These studies paved the way for the development of products like superfine oat flour enriched with Avenanthramides used for the production of chewable oat bar as a nutraceutical as well as for the development of a pharmaceutical grade tablet for clinical trials. The Company is initiating the production of enriched oat flour at small commercial scale at the Edmonton facility.

Beta glucan from yeast (YBG)- nutraceutical-capsule as an immune booster

While yeast beta glucan is a commercial product with well-known immune properties, the obtention of a consistently high-purity product represents a major challenge for suppliers. Using the PGX technology, the Company has successfully processed several formulations of yeast beta glucan and is now in a position to offer a very high purity YBG product with very well-defined specifications. The Company further demonstrated the mechanism of action following in vitro and in vivo studies.

This product has been used for the completion of the 50-liter PGX technology vessel at the Edmonton facility and will also be used for the 100-liter PGX technology vessel work being conducted in Austria. Powder formulation produced in Edmonton will be offered in capsules as an immune booster product.

Pharmaceutical

The Company is also dedicated to the development of its pharmaceutical therapeutic assets and has established a clinical and pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including diagnostic tests for growth hormone deficiency and potential treatment of inflammation based diseases.

During the third quarter of 2024, the Company made a strategic decision to discontinue its AIM Biological, Amyotrophic Lateral Sclerosis (ALS), and Delayed Clearance Parathyroid Hormone programs. This decision was influenced by several factors, including increasingly challenging timelines and costs associated with reaching the next value inflection point in pre-clinical development.

On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) had failed to meet its primary endpoints according to the definitions in the study protocol. Based on the results of the study, we are prioritizing our pipeline moving forward and repositioning the Company as a pure play Life Science’s business offering natural-based products. Therefore, while macimorelin for the diagnosis of Adult Growth Hormone Deficiency is still on the market, the Company has decided to not make any future investments in macimorelin for the diagnosis of CGHD and is exploring and validating several options for its commercialization with adults.

Macimorelin Commercialization Program

Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin® in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. To date the product has launched in the United Kingdom, Sweden, Denmark, Finland, Germany, Netherlands and Austria.

Avenanthramides for Potential Applications in Inflammation Based Diseases

Avenanthramides have garnered significant interest due to their suggested bioactivities, including potent antioxidant and anti-inflammatory effects both in vitro and in vivo. In November 2023, the Company initiated its Phase 1 safety study evaluating its flagship product, avenanthramides, for potential applications in managing conditions related to inflammation. The Phase 1-2a study (“AvenActive”) is a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of avenanthramide. 72 healthy subjects have completed the Phase 1 portion of the trial which included 48 healthy subjects in a single ascending dose (SAD) arm and 24 healthy subjects in a multiple ascending dose (MAD) arm .

Subjects received doses ranging from 30mg to 960mg per group per day. Given that no significant adverse reactions have been observed during SAD and MAD phases, The Data Safety and Monitoring Board gave the green light to start the Phase 2a with patients suffering from mild inflammation. A total of 24 patients will be enrolled in the Phase 2a portion which is designed to gather initial insights into its potential efficacy. As the trial progresses, the Company remains focused on collaborating with regulatory authorities, healthcare professionals, and patient communities to bring this innovative therapy to market.

Consolidated Statements of Loss and Comprehensive Loss Data

(in thousands of US dollars, except loss per share)	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023	2022
	$	$	$	$
Revenues	3,322	1,213	9,587	7,143	14,572
Cost of sales	(1,273)	(1,066)	(4,858)	(4,205)	(6,016)
Gross profit	2,049	147	4,729	2,938	8,556

Research and development	(2,913)	(490)	(8,304)	(2,040)	(1,371)
Selling, general and administrative	(2,746)	(1,695)	(10,448)	(5,527)	(2,865)
Impairment of intangible assets	(1,737)	-	(3,196)	-	-
Impairment of property and equipment	(1,061)	-	(1,061)	-	-
Profit (loss) from operations	(6,408)	(2,038)	(18,280)	(4,629)	4,320

Other income	759	114	3,055	259	208

(Loss) income before income taxes	(5,649)	(1,924)	(15,225)	(4,370)	4,528

Income tax recovery (expense)	(1,082)	359	(84)	885	(1,080)
Net (loss) income	(6,731)	(1,565)	(15,309)	(3,485)	3,448

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	70	514	(771)	492	(1,694)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit plans	(221)	-	(1,157)	-	-
Comprehensive (loss) income	(6,882)	(1,051)	(17,237)	(2,993)	1,754

Basic (loss) income per share	(2.15)	(0.85)	(5.93)	(1.89)	1.87

Weighted average number of shares outstanding (basic)	3,134,804	1,847,233	2,581,308	1,847,233	1,839,896

Revenue and cost of sales

The following table summarizes our gross margin earned during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Revenue
Active ingredients	2,394	1,213	1,181	97%
Pharmaceutical	928	-	928	100%
Total revenue	3,322	1,213	2,109	174%
Cost of sales
Active ingredients	1,200	1,066	134	13%
Pharmaceutical	73	-	73	100%
Total cost of sales	1,273	1,066	207	19%
Gross Margin	2,049	147	1,902	1,294%
Gross Margin %	62%	12%

Our total revenue for the three-month period ended December 31, 2024, was $3.3 million as compared to $1.2 million for the same period in 2023, an increase of $2.1 million. This increase was primarily due to a $1.2 million increase in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period, as well as a $0.9 million in Macrilen revenue due to the acquisition of Aeterna as described in the plan of arrangement section above. Cost of sales for the three-month period ended December 31, 2024, increased by $0.2 million, primarily due to the higher sales volumes during the period. The gross margin for the three-month period ended December 31, 2024, was $2.0 million as compared to $0.1 million for the same period in 2023, an increase of $1.9 million. This increase is in line with the movements in revenue and cost of sales and is primarily due to the high gross margin on pharmaceutical sales.

(in thousands of US dollars, except percentages)	Year ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Revenue
Active ingredients	8,492	7,143	1,349	19%
Pharmaceutical	1,095	-	1,095	100%
Total revenue	9,587	7,143	2,444	34%
Cost of sales
Active ingredients	4,706	4,205	501	12%
Pharmaceutical	152	-	152	100%
Total cost of sales	4,858	4,205	653	16%
Gross Margin	4,729	2,938	1,791	61%
Gross Margin %	49%	41%

Our total revenue for the twelve-month period ended December 31, 2024, was $9.6 million as compared to $7.1 million for the same period in 2023, an increase of $2.4 million. This increase was primarily due to a $1.3 million increase in sales of Avenanthramides, Beta Glucan and Oat Oil from the prior period as well as a $1.1 million in Macrilen revenue due to the acquisition of Aeterna as described in the plan of arrangement section above. Cost of sales for the twelve-month period ended December 31, 2024, increased by $0.7 million, primarily due to the higher sales volumes during the period. The gross margin for the twelve-month period ended December 31, 2024, was $4.7 million as compared to $2.9 million for the same period in 2023, an increase of $1.8 million. This increase is in line with the movements in revenue and cost of sales and is primarily due to the high gross margin on pharmaceutical sales.

(in thousands of US dollars, except percentages)	Year ended December 31,
	2023	2022	Change	Change
	$	$	$	%
Revenue
Active ingredients	7,143	14,572	(7,429)	(51%)
Pharmaceutical	-	-	-	0%
Total revenue	7,143	14,572	(7,429)	(51%)
Cost of sales
Active ingredients	4,205	6,016	(1,811)	(30%)
Pharmaceutical	-	-	-	0%
Total cost of sales	4,205	6,016	(1,811)	(30%)
Gross Margin	2,938	8,556	(5,618)	(66%)
Gross Margin %	41%	59%

Our total revenue for the twelve-month period ended December 31, 2023, was $7.1 million as compared to 14.5 million for the same period in 2022, a decrease of $7.4 million. This decrease was primarily due to lower sales of the Company’s flagship products, avenanthramides, beta glucan, as well as lower sales of oat oil. Cost of sales for the twelve-month period ended December 31, 2023, decreased by $1.8 million, primarily due to the lower sales volumes during the period.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	548	204	344	169%
Macimorelin pediatric DETECT-trial	694	-	694	100%
Investment tax credits	737	-	737	100%
Other programs	201	24	177	738%
Sub total	2,180	228	1,952	856%
Employee-related expenses	670	255	415	163%
Facilities, depreciation, and other expenses	63	7	56	800%
Total	2,913	490	2,423	494%

Our total research and development expenses for the three-month period ended December 31, 2024, were $2.9 million as compared to $0.5 million for the same period in 2023, an increase of $2.4 million. This increase was primarily due to:

●	Increased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases of $0.3 million;
●	Increased trial costs associated with the DETECT trial of $0.7 million and $0.2 million costs related to other pharmaceutical projects, attributable to the acquisition of Aeterna;
●	A de-recognition of non-refundable Canadian Federal investment tax credits of $0.7 million in accordance with the Company’s accounting policies; and
●	Increases in employee and facility related costs of $0.5 million, also primarily attributable to the acquisition of Aeterna.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	2,149	575	1,574	274%
Macimorelin pediatric DETECT-trial	2,376	-	2,376	100%
Investment tax credits	737	-	737	100%
Other programs	1,239	545	694	127%
Sub total	6,501	1,120	5,381	480%
Employee-related expenses	1,666	892	774	87%
Facilities, depreciation, and other expenses	137	28	109	389%
Total	8,304	2,040	6,264	307%

Our total research and development expenses for the twelve-month period ended December 31, 2024, were $8.3 million as compared to $2.0 million for the same period in 2023, an increase of $6.3 million. This increase was primarily due to:

●	Increased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases of $1.6 million;
●	Increased trial costs associated with the DETECT trial of $2.4 million and $0.7 million costs related to other pharmaceutical projects, attributable to the acquisition of Aeterna;
●	A de-recognition of non-refundable Canadian Federal investment tax credits of $0.7 million in accordance with the Company’s accounting policies; and
●	Increases in employee and facility related costs of $0.9 million.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2023	2022	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	575	301	274	91%
Other programs	545	312	233	75%
Sub total	1,120	613	507	83%
Employee-related expenses	892	636	256	40%
Facilities, depreciation, and other expenses	28	122	(94)	(77%)
Total	2,040	1,371	669	49%

Our total research and development expenses for the twelve-month period ended December 31, 2023, were $2.0 million as compared to $1.3 million for the same period in 2022, an increase of $0.7 million. This increase was primarily due to:

●	Increased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases of $0.3 million related to additional fees paid to the Montreal Heart Institute in 2023;
●	Increased spending on other projects of $0.2 million; and
●	Increases in employee related costs of $0.3 million, primarily due to less grant funding and higher share-based payment expenses in 2023; offset by
●	Decreased spending on facilities, depreciation, and other expenses of $0.1 million.

Selling, general and administrative expenses

The following table summarizes our Selling, general and administrative expenses incurred during the period indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	1,011	457	554	121%
Insurance	291	34	257	756%
Professional fees	427	838	(411)	(49%)
Other office & general expenses	1,017	366	651	178%
Total selling, general and administrative expenses	2,746	1,695	1,051	62%

Our total selling, general and administrative expenses for the three-month period ended December 31, 2024, were $2.7 million as compared to $1.7 million for the same period in 2023, an increase of $1.0 million. This was primarily attributable due to the acquisition of Aeterna as described in the plan of arrangement section above and resulted with:

●	An increase in Salaries & benefits of $0.5 million;
●	An increase in Insurance costs $0.3 million; and
●	An increase in office & general expenses of $0.6 million; offset by
●	A decrease in professional fees of $0.4 million, due to a decrease in transaction costs from the prior period.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	3,079	1,850	1,229	66%
Insurance	732	170	562	331%
Professional fees	3,098	2,074	1,024	49%
Other office & general expenses	3,539	1,433	2,106	147%
Total selling, general and administrative expenses	10,448	5,527	4,921	89%

Our total selling, general and administrative expenses for the twelve-month period ended December 31, 2024, were $10.4 million as compared to $5.5 million for the same period in 2023, an increase of $4.9 million. This was primarily attributable due to the acquisition of Aeterna as described in the plan of arrangement section above and resulted with:

●	An increase in Salaries & benefits of $1.2 million;
●	An increase in Insurance costs $0.6 million;
●	An increase in Professional fees of $1.0 million; and
●	An increase in office & general expenses of $2.1 million.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2023	2022	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	1,850	1,140	710	62%
Insurance	170	161	9	6%
Professional fees	2,074	106	1,968	1,857%
Other office & general expenses	1,433	1,458	(25)	(2%)
Total selling, general and administrative expenses	5,527	2,865	2,662	93%

Our total selling, general and administrative expenses for the twelve-month period ended December 31, 2023, were $5.5 million as compared to $2.8 million for the same period in 2023, an increase of $2.7 million. This was primarily attributable to the preparation of the acquisition of Aeterna as described in the plan of arrangement section above and resulted with:

●	An increase in salaries & benefits of $0.7 million; and
●	An increase in professional fees of $2.0 million

Impairment of intangible assets

On June 3, 2024, the Company acquired intangible assets of $3,352 through the Transaction. On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of CGHD had failed to meet its primary endpoints according to the definitions in the study protocol and recorded a partial impairment of the patent intangible assets as of September 30, 2024. Based on the results of the study and further strategic evaluation of the Company’s product portfolio as of December 31, 2024, the Company has decided to cease any future investments in macimorelin for the diagnosis of CGHD and is investigating all strategic options for the macimorelin assets.

Consequently, management has carried out an impairment test. The recoverable amount of the macimorelin patent intangible assets was estimated based on the present value of the future cash flows expected to be derived from the macimorelin patent intangible assets (value in use), assuming that the regulatory approval is delayed indefinitely. Accordingly, the recoverable amount of both the macimorelin adult and child patent intangible assets were estimated to be nil and a $3,195 impairment was recorded during the year ended December 31, 2024.

Impairment of property and equipment

During the year ended December 31, 2024, the Company tested certain manufacturing equipment and leasehold improvements not in use for impairment. Due to the equipment being idle and a subsequent change in plans for its commissioning, the Company performed an impairment test. The Company recognized an impairment loss of $1,061 as a result of a significant decline in the market value of the equipment. The recoverable amount of the equipment was determined to be $430 based on its fair value less costs to sell using comparables and market data. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Net other income (costs)

For the three-month period ended December 31, 2024, our net other income was $0.8 million as compared to $0.1 million for the three-month period ended December 31, 2023, an increase of $0.7 million. This was primarily attributable to the change in fair value of warrant and DSU liabilities in the amount of $0.6 million and an increase in gains due to changes in foreign currency of $0.1 million.

Net other income for the twelve-month period ended December 31, 2024, was $3.1 million as compared to $0.3 million for the same period in 2023, an increase of $2.8 million. This was primarily attributable to the change in fair value of warrant and DSU liabilities in the amount of $2.6 million and an increase of $0.2 million in other income and gains due to changes in foreign currency.

Net other income for the twelve-month period ended December 31, 2023 was $0.3 million as compared to $0.2 million for the same period in 2022, an increase of $0.1 million. The increase was primarily due to recognition of higher investment tax credits offset by foreign exchange loss.

Net loss

For the three-month period ended December 31, 2024, we reported a consolidated net loss of $6.7 million, or $2.15 loss per common share, as compared with a consolidated net loss of $1.6 million, or $0.85 loss per common share for the same period in 2023. The $5.1 million increase in net loss is attributable to:

●	an increase in research and development costs of $2.4 million due primarily to increase in costs associated with the avenanthramides and DETECT clinical trials;
●	an increase in selling, general and administrative costs of $1.0 million due primarily to the acquisition of Aeterna;
●	a $1.7 million impairment of intangible assets and a $1.1 million impairment of property & equipment; and
●	a $1.4 million decrease in income tax recovery; offset by
●	a $2.1 million increase in revenues offset by higher cost of sales of $0.2 million; and
●	an increase in other income of $0.6 million primarily due to changes in the fair value of warrant and DSU liabilities

For the twelve-month period ended December 31, 2024, we reported a consolidated net loss of $15.3 million, or $5.93 loss per common share, as compared with a consolidated net loss of $3.5 million, or $1.89 loss per common share for the same period in 2023. The $11.8 million increase in net loss is attributable to:

●	an increase in research and development costs of $6.3 million due primarily to increase in costs associated with the avenanthramides and DETECT clinical trials;
●	an increase in selling, general and administrative costs of $4.9 million due primarily to the acquisition of Aeterna;
●	a $3.2 million impairment of intangible assets and a $1.1 million impairment of property & equipment; and
●	a $0.9 million decrease in income tax recovery; offset by
●	a $2.4 million increase in revenues offset by higher cost of sales of $0.6 million; and
●	an increase in other income of $2.8 million due to changes in the fair value of warrant and DSU liabilities.

For the twelve-month period ended December 31, 2023, we reported a consolidated net loss of $3.5 million, or $1.89 loss per common share, as compared with a consolidated net income of $3.5 million, or $1.87 income per common share for the same period in 2022. The $7.0 million increase in net loss is attributable to:

●	a decrease in gross margin of $5.6 million;
●	an increase in research and development costs of $0.7 million due primarily to increase in costs associated with the avenanthramides clinical trial and increased employee related costs; and
●	an increase in selling, general and administrative costs of $2.7 million related primarily to the acquisition of Aeterna; offset by
●	a $2.0 million increase in income tax benefit due to the losses incurred during 2023.

Selected quarterly financial data

	Three months ended
(in thousands of US dollars, except for per share data)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
	$	$	$	$
Revenues	3,322	1,871	2,337	2,057
Net loss	(6,731)	(5,755)	(1,422)	(1,401)
Net loss per share (basic and diluted) (1)	(2.15)	(1.85)	(0.64)	(0.76)

	Three months ended
(in thousands of US dollars, except for per share data)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	$	$	$	$
Revenues	1,213	1,952	1,392	2,585
Net (loss) / profit	(1,565)	(776)	(860)	(285)
Net (loss) / profit per share (basic and diluted) (1)	(0.85)	(0.42)	(0.47)	(0.15)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

Historical quarterly sales and results primarily fluctuate due to variations in the timing of customer orders of different product mixes, and changes in the optimal use of our capacity to manufacture products.

Consolidated Statements of Financial Position Data

(in thousands of US dollars)	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Cash and cash equivalents	16,393	6,678	10,190
Trade and other receivables and other assets	4,897	1,398	2,915
Inventory	2,691	4,009	2,772
Restricted cash equivalents	123	8	-
Property, equipment and intangible assets	10,966	11,652	11,963
Total assets	35,070	23,745	27,840
Payables, accrued liabilities and income taxes payable	4,835	1,012	1,276
Current portion of provisions	385	-	-
Current portion of deferred revenues	120	-	-
Lease liabilities	2,310	1,698	1,932
Warrant and DSU liabilities	1,611	-	-
Non-financial non-current liabilities (1)	12,648	-	809
Total liabilities	21,909	2,710	4,017
Shareholders’ equity	13,161	21,035	23,823
Total liabilities and shareholders’ equity	35,070	23,745	27,840

(1)	Comprised mainly of employee future benefits and non-current portion of deferred revenues.

Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to finance its manufacturing operations, R&D costs, selling, general and administrative expenses and working capital requirements. Historically, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated:

(in thousands of US dollars)	Three months ended			Twelve months ended
	December 31,			December 31,
	2024	2023	2024	2023	2022
	$	$	$	$	$
Cash and cash equivalents – Beginning of period	19,998	8,364	6,678	10,190	6,157
Net cash provided by (used in) operating activities	(2,999)	(1,180)	(14,568)	(2,582)	5,229
Net cash used in financing activities	(202)	(78)	(588)	(357)	(267)
Net cash provided by (used in) investing activities	(316)	(587)	25,083	(730)	(304)
Effect of exchange rate changes on cash & cash equivalents	(88)	159	(212)	157	(625)
Cash and cash equivalents – End of period	16,393	6,678	16,393	6,678	10,190

Operating Activities

Cash used by operating activities was $3.0 million for the three-month period ended December 31, 2024, as compared to $1.2 million in the same period in 2023. This $1.8 million increase in operating cash outflows is attributed primarily to:

●	An increase in R&D costs of $1.7 million due primarily to increases in costs for the avenanthramides and DETECT clinical trials; and
●	An increase in SG&A costs of $1.0 million and a decrease in operating assets and liabilities of $1.0 million; offset by
●	An increase in gross margin of $1.9 million

Cash used by operating activities was $14.6 million for the twelve-month period ended December 31, 2024, as compared to $2.6 million in the same period in 2023. This $12.0 million increase in operating cash outflows is attributed primarily to:

●	An increase in R&D costs of $6.2 million due primarily to increase in costs associated with the avenanthramides and DETECT clinical trials; and
●	An increase in SG&A costs of $4.9 million and a decrease in operating assets and liabilities of $3.6 million; offset by
●	An increase in gross margin of $1.8 million; and
●	A decrease in tax recovery of $0.9 million.

Cash used by operating activities was $2.6 million for the twelve-month period ended December 31, 2023, as compared to cash provided by of $5.2 million in the same period in 2022. This $7.8 million increase in operating cash outflows is attributed primarily to:

●	A decrease in gross margin of $5.6 million
●	An increase in R&D costs of $0.7 million due primarily to increase in costs associated with the avenanthramides;
●	An increase in SG&A costs of $2.7 million primarily associated with transaction costs for the merger with Aeterna Zentaris; and
●	A decrease in operating assets and liabilities of $0.8 million; offset by
●	A increase in tax recovery of $2.0 million.

Investing activities

Cash provided by investing activities totaled $25.2 million for the year ended December 31, 2024, as compared to cash used of $0.7 million in the same period in 2023. This $25.9 million increase in cash flows provided by investing activities is primarily related to the cash acquired as part of the Transaction of $26.0 million and a $0.1 million reduction in purchases of property and equipment.

Cash used in investing activities totaled $0.7 million for the year ended December 31, 2023, as compared to $0.3 million for the year ended December 31, 2022. This $0.4 million increase in the cash used in investing activities is primarily related to the purchase of property and equipment of $0.4 million.

Financing activities

Cash used in financing activities totaled $0.6 million for the year ended December 31, 2024, as compared to $0.4 million for the year ended December 31, 2023. This $0.2 million increase in cash flows used in financing activities is primarily related to the payment of DSU’s of $0.2 million.

Cash used in financing activities totaled $0.4 million for the year ended December 31, 2023, as compared to $0.3 million for the year ended December 31, 2022. This $0.1 million increase in cash flows used in financing activities is primarily related to a decrease in the exercise of stock options.

Capital Stock

As of April 8, 2025, we had 3,146,225 common shares issued and outstanding, as well as, 51,527 stock options, 64,750 deferred share units and 662,534 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share.

Adequacy of financial resources

As of December 31, 2024, the Company had an accumulated deficit of $12.1 million and a net loss of $15.3 million resulting in negative cash flows from operations of $14.7 million for the twelve-month period ended December 31, 2024. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for at least the next 12 months. We plan to finance our future operations and capital expenditures primarily through products sales and cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through to 2026. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates, as well as other research and development programs;
●	our alignment with the FDA on regulatory approval requirements;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing, and cost of regulatory approvals;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth and potential expense associated with any loss of key personnel;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs associated with any potential late receipt or non-receipt of trade and other receivables;
●	the potential costs associated with foreign currency fluctuations or changing interest rates;
●	our ability to expand our customer base and related demand fluctuations;
●	the costs associated with any potential interruption or quality impacts on raw material supplies;
●

the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.

●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and
●	the extent to which we acquire or in-license other product candidates and technologies.

Contractual obligations and commitments as of December 31, 2024

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

(in thousands of US dollars)	TOTAL
$
Less than 1 year	1,287
1 - 5 years	34
1,321

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gaz expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

Contingencies

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure.

Critical Accounting Estimates and Judgments

Critical accounting estimates and judgements are described in Note 3 to our audited consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022.

Financial Risk Factors and Other Financial Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 23 to our audited consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022.

Related Party Transactions

During the year ended December 31, 2024, the Company made payments for research and development expenditures to Angiogenesis Foundation for which a Director of the Company is the CEO of the Foundation of $50 (2023 - $201 and 2022 - $105). Other than employment agreements and indemnification agreements with our management, there are no further related party transactions.

Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the heading “Risk Factors” in this Annual Report on Form 20-F for the year ended December 31, 2024 and under the heading “Risks and Uncertainties”, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

B.	Liquidity, Cash Flows and Resources

Please see Item 5.A “Operating Results” for information regarding the Company’s liquidity and capital resources for the year ended December 31, 2024.

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
Avenanthramides for Potential Applications in Inflammation Based Diseases - Phase 1-2a as a potential anti-inflammatory product. Study being conducted by Montreal Heart Institute. Clinical trial is expected to have included 96 subjects/patients (72 healthy volunteers in Phase 1 and 24 patients in Phase 2) upon completion. Enrollment for Phase 1 started mid-December 2023. Ceapro is the sponsor.
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

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 23 to the Company’s annual audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

E.	Critical Accounting Estimates

See Item 18. “Financial Statements”.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2024:

Name and Place of Residence	Position with COSCIENS Biopharma

Ammer, Nicola Hessen, Germany	Senior Vice President Clinical Development, Chief Medical Officer
Foster, Geneviève Quebec, Canada	Director
Gagnon, Gilles Quebec, Canada	President, Chief Executive Officer
Gerlach, Matthias Hessen, Germany	Senior Vice President Manufacturing and Supply Chain; Managing Director AEZS Germany
Kosciessa, Ulrich Pinneberg, Germany	Director
Labbé, Pierre Quebec, Canada	Director
La Fratta, Giuliano Quebec, Canada	Senior Vice President Finance, Chief Financial Officer
Li, William W. Holliston, Massachusetts, USA	Director
Miller, Ronald W. Quebec, Canada	Director, Chair of the Board
Regnier, Michel Edmonton, Canada	Senior Vice President, Chief Technology Officer
Teifel, Michael Hessen, Germany	Senior Vice President Non-Clinical Development, Chief Scientific Officer

The following is a brief biography of each of our directors and executive officers.

Geneviève Foster serves as a director on our Board. She is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions. She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene. Ms. Foster holds a Bachelor of Business Administration, a Bachelor of Law and is a member of the Quebec Bar. She is fluent in both English and French. In addition to the Board of directors of Ceapro, she currently sits on the Board of directors of the Quebec CPA Order. Previously, she served as a Board member and executive of BioQuebec and as a Board member of Oxfam Quebec. In 2023, Ms. Foster completed the Directors Education Program offered by the Institute of Corporate Directors - Rotman University and she holds the ICD.D designation.

Gilles Gagnon serves as the President and Chief Executive Officer of COSCIENS. Prior to joining COSCIENS, he was President and CEO of Ceapro, a TSX-V-listed biopharmaceutical company. During the past 40 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Before going to Ceapro in 1999, Mr. Gagnon was Vice President, external affairs for Novartis Pharma Canada Inc. from 1996 to 1999. Prior to that, from 1989 to 1996, Mr. Gagnon held various positions including Executive Director, Corporate Planning and Business Development, Senior Director, Strategic Alliances, General Manager, Government Affairs and Access to Market and Director of Professional Services at Sandoz Pharmaceuticals Inc. Throughout his career in the pharmaceutical industry, Mr. Gagnon was especially involved in corporate development, alliance management, as well as marketing functions where he participated in the launch of nine innovative pharmaceutical products in addition to his general management functions. Mr. Gagnon has participated in several international committees and strategic advisory boards. He completed three mandates on the board of directors of Canada’s Research-Based Pharmaceutical Companies (Rx&D, now Innovative Medicine Canada) where he represented for nine years members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian bio partnering initiative. He also served on various boards in the life sciences industry including private organizations like Bio Quebec (Chairman) and Montreal In Vivo as well as publicly-traded biotech Nasdaq listed companies. Mr. Gagnon holds a master’s degree in pharmacology (M.Sc.) and a master’s degree in Business Administration (MBA) from Sherbrooke University, a certificate in General Management from the London Business School, UK and holds an ICD.D certification for completing the Directors Education Program at the Rotman School of Management of University of Toronto. He is a member of the Canadian Institute of Corporate Directors.

Matthias Gerlach was appointed as Managing Director of Aeterna Zentaris GmbH in February 2024  and as Senior Vice President, Manufacturing and Supply Chain in January 2021.  From December 2011 through May 2014, he was our Vice President, Medicinal Chemistry. Dr. Gerlach, who is based in the Frankfurt office of AEZS Germany, began his career in the pharmaceutical industry in 1997. He joined our Company in January 2001, assuming roles of increasing responsibility in areas of medicinal chemistry and preclinical development through product commercialization during his career. He possesses numerous scientific and business skills and has a long record of successful innovation, drug development and management, and contributed significantly to the successful U.S.- and EU/UK-commercialization of macimorelin in the adult indication. Dr. Gerlach obtained a diploma in Chemistry from the Johann Wolfgang Goethe University in Frankfurt in 1994 and was awarded his doctorate diploma in synthetic organic chemistry by the Johann Wolfgang Goethe University in 1997.

Dr. Ulrich Kosciessa serves as a director on our board. Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as the Chief Operating Officer of Tokyo-based SBI Pharmaceuticals Co. LTD. He has worked for 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the Company’s international business more than 50% since 2005. In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a subsidiary of Medac GmbH focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines. Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Pierre Labbé serves as a director on our board.  Mr. Labbé has more than 30 years of progressive financial leadership roles in various industries. Mr. Labbé is currently the Executive Vice-President, Finance of Fonds QScale S.E.C., which is actively developing environmentally responsible computing centers, where he oversees financial strategy, investor relations, financial reporting, tax, treasury and risk management. Prior to joining Fonds QScale S.E.C., Mr. Labbé was the Chief Financial Officer of IMV Inc. for five years. Among other positions, he also previously served as Chief Financial Officer and Corporate Secretary of LeddarTech Inc. and Medicago Inc. (TSX). In addition, Mr. Labbé has been a director of Osisko Gold Royalties Ltd. a TSX- and NYSE-listed precious metal royalty company, since 2015, and currently serves as the Chair of its Human Resources Committee and as a member of its Audit and Risk Committee. As Senior Financial Officer, Pierre has played a key role in financing and mergers and acquisitions, overseeing transactions exceeding $1 billion. Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of the Chartered Professional Accountants of Canada, Quebec Chartered Professional Accountants Order and the Institute of Corporate Directors. He also holds the ICD.D designation from the Institute of Corporate Directors.

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

Dr. William W. Li serves as a director on our Board. Dr. Li is the President, Medical Director and Co-founder of the Angiogenesis Foundation, which leads a worldwide revolution in diet and disease prevention based on emerging clinical research and technological advances. Through his work at the Angiogenesis Foundation, he has developed a unique social enterprise model based on international collaborations with leading medical academic centers, biopharmaceutical companies and government agencies, including the National Institutes of Health, National Cancer Institute and the Food and Drug Administration. Dr. Li’s expertise extends across numerous medical specialties including oncology, hematology, cardiology, diabetes, ophthalmology, dermatology and wound care along with a diverse category of other disease areas and health conditions. Dr. Li’s extensive work has been published in Science, The New England Journal of Medicine, Nature Reviews Clinical Oncology, The Lancet and other leading peer-reviewed medical journals. He is a highly sought international lecturer and advisor, and has been recognized by O Magazine, The Atlantic, USA Today, The New York Times, TIME Magazine, Wall Street Journal and CNN, as well as the Bill and Melinda Gates Foundation and the Clinton Global Initiative. Additionally, Dr. Li’s diet and disease prevention expertise has been featured on “The Doctor Oz Show” television show including his recent Eat to Defeat Cancer initiative, a healthy eating campaign in over 130 countries. Dr. Li received his A.B. with honors from Harvard College, and his M.D. from the University of Pittsburgh School of Medicine, Pennsylvania. He completed his clinical training in General Internal Medicine at the Massachusetts General Hospital in Boston. Dr. Li has held appointments on the clinical faculties of Harvard Medical School, Tufts University, and at Dartmouth Medical School. He is an Honorary Fellow of the American College of Wound Care Specialists and has served as advisor and consultant to leading global public and private companies.

Ronald W. Miller serves as the Chair of the Board of Directors. Ronnie Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians. Ronnie has more than 43 years of extensive and varied experience in the pharmaceutical industry. Born in Scotland, Ronnie completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative. Ronnie advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Ronnie was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008. Ronnie was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022. He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Ronnie was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Michel Regnier is an experienced and respected Operations Executive and Professional Engineer with 20+ years of progressive technical and leadership experience in the medical device, pharmaceutical and aerospace materials manufacturing industries. Over the course of his career, he has established a successful track record of leading cross functional technical and nontechnical teams, developing effective action plans, and working with international partners. Prior to joining Ceapro, Mr. Regnier served in a number of roles at Oerlikon Metco (Canada) Inc., a subsidiary of OC Oerlikon AG, a global provider of industrial technology based in Switzerland, with a focus on manufacturing of specialty materials, primarily nickel-based metal powders. In his most recent role at Oerlikon as the General Manager, Composite Materials for Aerospace, Electronics, Mining and Energy, he successfully led a team of 70 - 80 employees through the global pandemic and into back-to-back record years for revenue and profitability. Additionally, he served as the VP of Operations, Advanced Materials R&D for Infection Prevention and Control at Exciton Technologies, Inc., where he led the completion of product development and pilot manufacturing operations for the company’s commercialization of their proprietary antimicrobial silver technology. Other career appointments include Director, Product Development and Director, Engineering at Nucryst Pharmaceuticals Corp.

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

Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2024: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.741; for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759; for the financial year ended December 31, 2021: €1.000 = U.S.$1.182 and CAN$1.000 = U.S.$0.797.

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

The Board has adopted a formal mandate for the NGCC, which is available on our website at www.cosciensbio.com. The mandate of the NGCC provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors’ compensation and generally serving in a leadership role for our corporate governance practices.

Retainers

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Annual retainers are paid on a quarterly basis to our Outside Directors. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

Type of Compensation	Monthly Retainer for the year 2024	Annual Retainer for the year 2024
Chair of the Board Retainer	—	90,000
Board Member Retainer	—	50,000
Audit Committee Chair Retainer	—	30,000
Audit Committee Member Retainer	—	7,500
NGCC Chair Retainer	—	15,000
NGCC Member Retainer	—	5,000
BOD Strategic Committee	6,500

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

Outstanding Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2024:

		Option-based Awards			Share-based Awards
Issuance Date	Issuance Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Shares that have vested	Market or payout value of vested share-based awards not paid out or distributed(2)	Market or Payout Value of Share-based Awards that have not vested(2)
		(#)	($)		(#)	($)	($)
Foster, Geneviève	04/19/2022	3,540	16.16	04/19/2027
	01/03/2023	1,416	19.27	01/03/2028
	07/12/2025				12,500	34,625	-
Kosciessa, Ulrich	04/27/2015	3,540	11.19	04/27/2025
	01/03/2020	472	11.19	01/03/2025
	01/03/2023	1,416	19.27	01/03/2028
	07/12/2025				12,500	34,625	-
Li, William	01/02/2015	1,770	19.89	01/02/2025
	01/03/2020	472	11.19	01/03/2025
	01/03/2023	1,416	19.27	01/03/2028
	07/12/2025				12,500	34,625	-
Miller, Ronnie	03/01/2022	3,540	13.67	04/19/2027
	01/03/2023	1,416	19.27	01/03/2028
	07/12/2025				12,500	41,550	-

(1) “Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2024) of $2.77 and the exercise price of the options, multiplied by the number of unexercised options.

(2) The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2024) of $2.77.

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

Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2024 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr. Miller, Mr. Turpin, Ms. Foster and Mr. Labbé were paid in Canadian dollars. Ms. Egbert, Mr. Edwards and Mr. Li were paid in U.S. dollars. Mr. Kosciessa was paid in Euro.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Edwards, Peter(3)	5,208	—	—	—	—	—	5,208
Egbert, Carolyn(4)	21,667	79,000	—	—	—	—	100,667
Foster, Geneviève	95,510	79,000	—	—	—	—	174,510
Kosciessa, Ulrich	108,895	79,000	—	—	—	—	187,895
Labbé, Pierre(5)	20,000	—	—	—	—	—	20,000
Li, William	54,667	79,000	—	—	—	—	133,667
Miller, Ronald	145,534	94,800	—	—	—	—	240,334
Turpin, Dennis(6)	26,667	—	—	—	—	—	26,667

(1)	In respect of our financial year ended December 31, 2024, we paid an aggregate amount of $478,148 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2024.
(2)	Amounts shown represent the value of the DSUs on the grant date ($6.32). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.
(3)	Mr., Peter Edwards left the Board on July 16, 2024.
(4)	Ms., Carolyn Egbert left the Board on October 8, 2024.
(5)	Mr., Pierre Labbé joined the Board on October 2, 2024.
(6)	Mr., Dennis Turpin left the Board on October 2, 2024.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our “Named Executive Officers” during 2024. For the 2024 year, our “Named Executive Officers” were as follows:

●	Gilles Gagnon, who, since 2008, is serving as President and Chief Executive Officer of Ceapro Inc., now COSCIENS Biopharma Inc.
●	Mr. Giuliano La Fratta, who, since January 24, 2022, is serving as Senior Vice President, Chief Financial Officer of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.); and
●	Mitch Reigner, who serves as Chief Technology Officer; Dr. Matthias Gerlach, who serves as Senior Vice President Manufacturing & Managing Director, Aeterna Zentaris GmbH; Ms. Nicola Ammer, who serves as Chief Medical Officer and Senior Vice President Clinical Development; and Mr. Michael Teifel who serves as Senior Vice President, Non-Clinical Development and Chief Scientific Officer, who were our hour most highly compensated executive officers.

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

2024 Compensation

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

Short-Term, Non-Equity Incentive Compensation.

For the financial year ended December 31, 2024, the Board approved did not approve any short-term, non-equity incentive compensation to any of the Named Executives.

Long-Term Equity Compensation

For the financial year ended December 31, 2024, the Board approved did not approve any issuance of stock option awards to any of the Named Executives, with the exception of replacement options issued as part of the Plan of Arrangement, as described above.

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

There were nil options outstanding under the Stock Option Plan representing approximately 0.0% of all issued and outstanding Common Shares as of December 31, 2024. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2024, there were 294,269 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2024	—	2,581,308	0%
December 31, 2023	—	1,847,233	0%
December 31, 2022	—	1,854,537	0%

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

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 140,774 awards outstanding under the Long-Term Incentive Plan representing approximately 4.5% of all issued and outstanding Common Shares as of December 31, 2024. As of December 31, 2024, there were 217,257 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the LTIP for the most recently completed fiscal year is set out below:

LTIP
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2024	77,949	2,581,308	3.0%
December 31, 2023	21,712	1,847,233	1.2%
December 31, 2022	10,620	1,854,537	0.6%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the LTIP by the weighted average number of securities outstanding for the applicable fiscal year.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2024:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Gagnon,	01/02/2015	3,540	19.89	01/02/2025
Gilles	01/03/2017	9,440	54.38	01/03/2027
	01/03/2020	1,416	11.19	01/03/2025
	01/03/2023	3,540	19.27	01/03/2028
	05/15/2020					300	-	831
	05/19/2021					700	-	1,939
	08/03/2022					5,000	-	13,850
	06/14/2023					6,250	-	17,313
La Fratta, Giuliano	01/10/2022	500	35.52	01/10/2029
Gerlach,	12/04/2019	200	87.00	12/04/2026
Matthias	12/14/2020	250	36.60	12/14/2027
	12/17/2021	500	42.05	12/17/2028
Ammer,	12/04/2019	250	87.00	12/04/2026
Nicola	12/14/2020	250	36.60	12/14/2027
	12/17/2021	500	42.05	12/17/2028
Teifel, Michael	12/17/2021	500	42.05	12/17/2028
Reigner, Michell	05/01/2023	3,540	18.02	05/01/2028

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2023.
(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2024) of $2.77 and the exercise price of the options, multiplied by the number of unexercised options.

(3)	The Company used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2024) of $2.77.

For the financial year ended December 31, 2024, the Board approved did not approve any issuance of stock option awards to any of the Named Executives.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2024:

	Option-based awards — Value vested during the year(1)	Share-based awards —Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	$	$	$
Gagnon, Gilles	—	—	—
La Fratta, Giuliano	—	—	—
Gerlach, Matthias	—	—	—
Guenther, Eckhard	—	—	—
Ammer, Nicola	—	—	—
Teifel, Michael	—	—	—
Reigner, Michell	—	—	—

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2024, 2023 and 2022. All amounts in the table below are in U.S. dollars. Ms. Auld’s and Mr. La Fratta’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach, Dr Teifel and Dr. Ammer were made in Euros.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- term incentive plans ($)	Pension Value ($)	Contributions to Registered Retirement Saving Plan / 401K account ($)	All other compensation (1)	Total compensation ($)
Gilles Gagnon, President and Chief Executive	2024	401,610	—	—	—	—	—	—	—	401,610
	2023	414,960	—	—	—	100,400	—	—	—	414,960
	2022	369,008	—	—	—	71,000	—	—	61,501	501,510
Giuliano La Fratta Senior Vice President, Chief Financial Officer	2024	168,556	—	—	—	—	—	8,428	—	176,984
Stacy Prefontaine, Chief Financial Officer (2)	2024	159,907						—		159,907
	2023	176,377						—		176,377
	2022	151,638			27,483			—		179,121
Gerlach, Matthias Senior Vice	2024	129,431	—	—	—	—	8,937	—	—	138,367
Ammer, Nicola Chief Medical Officer and	2024	188,392	—	—	—	—	8,937	—	—	188,392
Teifel, Michael Chief Science Officer and Senior Vice President	2024	117,777	—	—	—	—	8,937	—	—	127,079
Reigner, Michel, Chief Technology Officer	2024	213,977	—	—	—	—		—	—	213,977

(1) Mr. Gagnon, through Prodev Pharma Inc., earned a bonus of $80,000 for additional services provided.

(2) Ms. Stacy Prefonataine was succeeded as Chief Financial Officer by Giuliano La Fratta on June 3, 2024.

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Mr. Gagnon’s total earnings during the financial year ended December 31, 2024 was $401,610, including an incentive bonus in the amount of $nil.

For the financial year ended December 31, 2024, the Board did not approve an award of stock options to Mr. Gagnon in accordance with the Long-Term Incentive Plan.

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

Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling is $7,905 (€7,550) per month. Accordingly, AEZS Germany will contribute at most $1,596.23 (€1,473.90) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $158.12 (€146.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Dr. Ammer participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributes 3% of her monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling is $7,905 (€7,550) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Ammer will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age.

Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel’s monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling is $7,905 (€7,550) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Teifel will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during her employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

●	The table below includes the following information about each Named Executive Officer participating in the pension, retirement or similar plans of the Company:, years of credited service as at December 31, 2024;
●	estimated annual benefit accrued, or earned, for service to December 31, 2024 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2024 to December 31, 2023.

	Number of years	Annual benefits payable ($)(2)		Opening present value of defined		Non-	Closing present value of defined
Name	credited service (#)(1)	At year end	At age 65	benefit obligation ($)(3)	Compensatory change ($)(4)	compensatory change ($)(5)	benefit obligation ($)(3)
Gerlach, Matthias	24	14,693	22,726	217,785	24,993	-	242,779
Teifel, Michael	20	15,293	16,143	246,204	3,327	-	249,531
Ammer, Nicola	10	2,842	5,003	38,835	5,028	-	43,863

(1) The number of years of credited service as at December 31, 2024 corresponds to the actual years of service with AEZS Germany.

(2) For each Named Executive Officer, the amount of annual benefits payable at December 31, 2024 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2024. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2024 increased to reflect estimated credited service at age 65.

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

(4) Compensatory change represents the change in the pension liability between December 31, 2023, and 2024 for each Named Executive Officer.

(5) The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Company’s 2024 and 2023 consolidated financial statements in Note 15, and as prescribed by IFRS. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

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

The current members of the Audit Committee are Mr. Pierre Labbé (Chair), Ms. Genevieve Foster, and Mr. Ulrich Kosciessa. In accordance with Nasdaq rules applicable to foreign private issuers, all members of the Audit Committee satisfy the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our Board has determined that Mr. Labbé is the financial expert (as defined in paragraph (b) of Item 16A to Form 20-F).

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

The NGCC is currently composed of Ms. Genevieve Foster (Chair), Mr. William Li and Mr. Ulrich Kosciessa, each of whom is independent. The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate.

D.	Employees

As at December 31, 2024, we had a total of 40 active employees, of which 29 are based in Canada, 10 are based in Frankfurt, Germany and 1 based in the U.S.

Our current employees are engaged in the following activities: (i) 6 are engaged in research and development, regulatory affairs and quality assurance; (ii) 30 are involved in commercial operations; and (iii) 14 are involved in various administrative functions, including corporate development, finance and accounting. We do not employ any sales representatives.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership

The table below sets forth information as of March 26, 2025 provided to us by our directors and named executive officers as of December 31, 2024 concerning their ownership of Common Shares and stock options of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options	No. of DSUs Held
Miller, Ronnie	—	—	4,956	4,956	15,000
Ulrich, Kosciessa	1,848	*	5,428	5,428	12,500
Li, William	2,397	*	3,658	3,658	12,500
Labbe, Pierre	—	—	—	—	—
Foster, Genevieve	—	—	4,956	4,956	12,500
Gagnon, Gilles	41,962	*	—	—	12,250
Gerlach, Matthias	—	—	950	950	—
Ammer, Nicola	—	—	1,000	1,000	—
Teifel, Michael	—	—	500	500	—
La Fratta, Giuliano	—	—	500	333	—
Total	46,207	—	43,424	43,257	64,500

* Less than 1%

(1)	Based on 3,123,513 Common Shares outstanding as at March 26, 2025
(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption “Outstanding Option-Based Awards and Share-Based Awards”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 26, 2025, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders).

Changes in Percentage Ownership by Major Shareholders

On July 1, 2020, Intracoastal Capital LLC became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. On July 2, 2020, Lind Global Macro Fund, LP became a major shareholder due to the acquisition of over 5% of our outstanding Common Shares, but as of December 31, 2021 ceased to beneficially own more than 5% of our Common Shares, based solely on a Schedule 13G filed with the SEC on February 11, 2022. As of the close of business on June 5, 2024, Goodwood Fund, together with its affiliate and control person, became a major shareholder due to its beneficial ownership of over 5% of our outstanding Common Shares. Based solely on a Schedule 13DA filed on December 20, 2024, Goodwood Fund LP, together with its affiliates and control person, held approximately 8.2% of our outstanding Common Shares as of December 20, 2024.

United States Shareholders

Based on a review of the information provide to us by our transfer agent, as at March 26, 2025, there were [14] holders of record of our Common Shares, of which [two] were registered with an address in the U.S., holding in the aggregate approximately 99% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker “street names”.

B.	Related party transactions

During the year ended December 31, 2024, the Company made payments for research and development expenditures to Angiogenesis Foundation for which a Director of the Company is the CEO of the Foundation of $50 (2023 - $201 and 2022 - $105). Other than employment agreements and indemnification agreements with our management as described under “Item 10. – Additional Information,” there are no further related party transactions.

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

Not applicable, except for Item 9A(4). Our Common Shares have been listed on both the NASDAQ and the TSX under the symbol “CSCI”. From November 20, 2015 until August 9, 2024, our ticker symbol was “AEZS”. The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on the NASDAQ and on the TSX as of December 31, 2024:

	NASDAQ (US$)		TSX (CAN$)
	High	Low	High	Low
2024
Fourth quarter	3.90	2.50	5.20	3.72
Third quarter	6.91	3.75	9.55	4.84
Second quarter	10.25	4.42	13.90	5.90
First quarter	8.80	6.78	11.72	9.16
2023	3.89	1.42	5.30	1.91
Fourth quarter	2.46	1.42	3.36	1.91
Third quarter	3.19	2.44	4.21	3.25
Second quarter	3.23	2.45	4.38	3.34
First quarter	3.89	2.61	5.30	3.36
2022	10.50	3.02	12.75	4.05
Fourth quarter	4.34	3.02	5.84	4.05
Third quarter	6.00	3.69	7.50	5.07
Second quarter	9.25	4.25	11.75	5.50
First quarter	10.50	8.25	12.75	10.25

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares are listed and posted for trading on both the NASDAQ and the TSX under the symbol “CSCI”. From November 20, 2015 until August 9, 2024, our ticker symbol was “AEZS”.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not required.

B.	Memorandum and articles of association

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, May 9, 2019, July 18, 2022, April 30, 2024 and August 6, 2024 (together with the Restated Articles of Incorporation, the “Articles”) and by our bylaws, as amended and restated on March 21, 2013 (the “bylaws”). Our Articles are on file with Corporations Canada under Corporation Number 264271-9. The Articles do not include a stated purpose and do not place any restrictions on the business that we may carry on.

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

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As of April 8, 2025, we had 3,146,225 common shares issued and outstanding, as well as, 51,527 stock options, 64,750 deferred share units and 662,534 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share. No Preferred Shares have been issued to date.

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

The following are the only material agreements of the Company that are in effect as of the date hereof (other than certain agreements entered into in the ordinary course of business):

●	the Arrangement Agreement (as described below);
●	the Lock-Up Agreements (as described below);
●	Symrise distribution agreement (as described below); and
●	the Licensing Agreement with Consilient Health (as described below).

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

Symrise Distribution agreement

The Symrise Agreement is a supply and distribution agreement with Symrise AG with respect to the distribution and commercialization of Ceapro’s high-value active ingredients to key international players in the cosmetics industry, effective from January 1, 2022 until December 31, 2026. Under the Symrise Agreement, Symrise AG is obligated to purchase minimum annual volumes of Ceapro’s products unless (i) there is a force majeure event, or (ii) there is a decrease or cessation of any customer’s purchase of the products from Symrise due to a formulation change by such customers, as more particularly set forth in the Symrise Agreement.

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

The Company believes it was a PFIC for the 2015 taxable year, but not for the taxable years 2016 through 2024. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2024 taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the Company’s PFIC status.

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

Dividends paid to non-corporate U.S. Holders by the Company in a taxable year in which it is treated as a PFIC, or in the immediately following taxable year, will not be eligible for the special reduced rates normally applicable to long-term capital gains. In all other taxable years, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. (including a minimum holding period requirement). The Company believes it was not a PFIC for the 2024 taxable year. However, no assurance can be provided that the Company will not be classified as a PFIC for 2025 and, therefore, no assurance can be provided that a U.S. Holder will be able to claim a reduced rate for dividends paid in 2024 or 2025 (if any). Please see the subsection above entitled “Material U.S. Federal Income Tax Considerations—’Tax Consequences if we are a Passive Foreign Investment Company’” for a more detailed discussion.

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

In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR+, accessible at the website www.sedarplus.ca. This material includes our Management Information Circular for our annual meeting of shareholders to be held in 2024 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2024 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

I.	Subsidiary information

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Fair value

The Company classifies its financial instruments in the following categories: “Financial assets at amortized cost”; “Financial liabilities at amortized cost”; and “Fair value through the profit or loss”.

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

As of December 31, 2024, one counterparty included in trade and other receivables comprised 75% of total receivables (2023 – one counterparty for 40%) of which $nil (2023 - $nil) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2024, the Company has provided for all outstanding and unpaid amounts relating to its operations.

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

While the Company has $16,393 in cash and cash equivalents at December 31, 2024, the Company has noted the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

(c)	Foreign exchange risk

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Canadian Dollar. A table summarizing the impact of a 10% change in the foreign exchange rates of the Canadian dollar against the US dollar on the financial assets and liabilities of the Company is presented in note 23 to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not required.

B.	Warrants and rights

Not required.

C.	Other securities

Not required.

D.	American depositary shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overring of the controls and procedures. Accordingly, any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objective.

As required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024, the end of the period covered by this Annual Report. Based on the results of that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were not effective due to the material weaknesses described in Item 15(b) below.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). Based on the results of that evaluation, our management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was not effective due to the identification of the material weaknesses described below.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Our management concluded that material weaknesses existed as of the year ended December 31, 2024. Specifically, based on the criteria established by the COSO framework, our management identified deficiencies in the COSO framework principles associated with the control environment, control activities, information and communication and monitoring components of internal control, that constitute material weaknesses, either individually or in the aggregate.

The Company underwent a business combination on June 3, 2024 pursuant to which Aeterna Zentaris Inc. (“Aeterna”) combined with Ceapro Inc. (“Ceapro”) in a Plan of Arrangement. As part of the integration of Aeterna and Ceapro, our management has put in place a process to standardize policies and procedures and harmonize controls across the Company in order to develop and operate effective internal control over financial reporting. As the harmonization of these controls remains in progress, the following material weaknesses were identified by management as of December 31, 2024:

Ineffective Control Environment: The Company did not maintain an effective control environment based on the criteria established in the COSO framework. The Company did not have sufficient competent personnel with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting. The material weakness in the control environment led to the additional material weaknesses detailed below.

Ineffective Control Activities: The Company did not maintain effective control activities based on the criteria established in the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate:

(d)	Control activities were not designed, implemented or performed in a timely manner to support the operating effectiveness of the controls to prevent and detect potential material errors.
(e)	The Company lacked sufficient personnel with appropriate technical training in, and experience with, IFRS Accounting Standards to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, fixed assets and impairment of assets.
(f)	The Company did not have an adequate segregation of duties or appropriate level of review that is needed to comply with financial reporting requirements, including segregation of duties over the preparation, independent review, and recording of journal entries.

Ineffective Information and Communication: Management was unable to generate or provide adequate quality supporting information and communication based on the criteria established in the COSO framework. Management concluded that the Information Technology General Controls were not operating effectively, undermining the Information Technology environment’s capability to support the integrity of financial reporting, with deficiencies identified across all key Information Technology General Controls areas in scope.

Ineffective Monitoring Activities: The Company did not maintain effective monitoring activities based on the criteria established in the COSO framework. Management identified that the Company did not have in place adequate processes for oversight, accountability for performance of internal control over financial reporting responsibilities, and timely implementation of corrective activities, and therefore could not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning.

Management’s Plan to Remediate the Material Weaknesses

We have commenced and are in the process of developing and implementing a remediation plan to address the material weaknesses discussed above and to improve our internal control over financial reporting. The remediation plan includes:

●	We are evaluating our long-term resource needs and requirements to ensure we have adequate resources with the necessary technical knowledge, oversight and accountability to ensure there is adequate segregation of duties and to satisfy the Company’s internal control over financial reporting needs and requirements. We have also committed to providing the Company’s personnel with the necessary guidance and on-the-job training to effectively perform their responsibilities related to internal control over financial reporting.
●	We will formalize the documentation of internal control over financial reporting at the Company to assist in assessing, implementing and maintaining an effective control environment, including: scoping and risk assessment; business process flows; risk control matrices; and the evaluation of the design and operating effectiveness of controls.
●	We are implementing a formal monitoring program over our internal control framework that will more effectively identify, evaluate and remediate deficiencies than the current year and regularly report on progress of internal control remediation efforts to the audit committee during 2025.
●	We will implement additional system capabilities and enhancing existing controls that support management’s assertions with respect to the completeness, accuracy and validity of complex accounting transactions on a timely basis.

Although the documentation of internal control over financial reporting has been formalized, the material weaknesses will not be remediated until the necessary controls have been fully implemented and are operationally effective. As we finalize and implement the remediation plan outlined above, we may also identify additional measures to address the material weaknesses or modify certain of the remediation procedures described above. We also may implement additional changes to our internal control over financial reporting as may be appropriate in the course of remediating the material weakness. There can be no assurance that the measures we take in response to the material weaknesses described above will be sufficient to remediate such material weaknesses or to avoid potential future material weaknesses or significant deficiencies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm.

We did not include an attestation report of the Company’s registered public accounting firm in this Annual Report due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control Over Financial Reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the material weaknesses and remediation activities described in Item 15(b) above.

Item 16A.	Audit Committee Financial Expert

Our Board has determined that we have at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The name of the audit committee financial expert is Mr. Pierre Labbé, the Audit Committee’s Chairman. In accordance with Item 16A, paragraph (d) of Form 20-F, the designation of Mr. Labbé as our audit committee financial expert does not: (i) make Mr. Labbé an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Labbé that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The other current members of the Audit Committee are Ms. Genevieve Foster, and Mr. Ulrich Kosciessa each of whom, along with Pierre Labbé (Chair), is independent, as that term is defined in the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. For a description of their respective education and experience, please refer to “Item 6. – Directors, Senior Management and Employees”.

Item 16B.	Code of Ethics

On February 2, 2023, we adopted a Code of Ethics for all directors, officers and employees that complies with the Nasdaq rules and the definition of a “code of ethics” set forth in Section 406(c) of the Sarbanes-Oxley Act of 2002, as amended. We have filed our Code of Ethics as Exhibit 11.1 to this Annual Report on Form 20-F. A copy of our Code of Ethics is posted on the “Corporate Governance – Governance Documents” page of our website at https://www.cosciensbio.com/governance-docs. We expect that any amendment to our Code of Ethics, or any waivers of its requirements, will be disclosed on our website. We will also provide a copy of our Code of Ethics without charge to any person or company upon request to our Corporate Secretary, at our principal executive offices at c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7.

Item 16C.	Principal Accountant Fees and Services

(All amounts are in U.S. dollars)

The current auditors of the Company are Deloitte LLP. Deloitte LLP was appointed as the Company’s (formerly Aeterna Zentaris Inc.) auditor on June 14, 2023.

(a)	Audit Fees

During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed $668,481 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings. During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed $394,345 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees

During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed $217,046 (This amount includes $212,306 for services rendered to Aeterna Zentaris Inc. prior to the Transaction). During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed $58,639.

(c)	Tax Fees

During the financial year ended December 31, 2024, the Company’s principal accountants, Deloitte LLP, billed $nil, for services related to tax compliance, tax planning and tax advice. During the financial year ended December 31, 2023, the Company’s principal accountants, Deloitte LLP, billed $nil, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees

During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed us $nil for services not included in audit fees, audit-related fees and tax fees. During the financial year ended December 31, 2023, the Company’s principal accountant, Deloitte LLP, billed us $5,198 for services not included in audit fees, audit-related fees and tax fees.

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

A change in our independent registered public accounting firm in June 2023 was previously disclosed in Item 16F – “Change in Registrant’s Certifying Accountant” in our Annual Report on Form 20-F for the year ended December 31, 2023.

On June 3, 2024, Ceapro acquired control of Aeterna Zentaris Inc. The Transaction was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Ceapro was considered to be the accounting acquirer, and Aeterna was considered the legal acquirer. Ceapro’s auditor prior to the Transaction was Raymond Chabot Grant Thornton LLP. As a result of the Transaction, Ceapro’s auditor was changed from Raymond Chabot Grant Thornton LLP to Deloitte LLP, Aeterna Zentaris’ auditor as the time.

The reports of Raymond Chabot Grant Thornton LLP on Ceapro’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 3, 2024, there were no disagreements between Ceapro and Raymond Chabot Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 3, 2024, there were no reportable events (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

We have provided Raymond Chabot Grant Thorton LLP with a copy of this disclosure in Item 16F and requested from Raymond Chabot Grant Thornton LLP a letter addressed to the SEC indicating whether it agrees with the above statements. A copy of the letter from Raymond Chabot Grant Thornton LLP addressed to the SEC, dated April 9, 2025, is filed herein as Exhibit 16.2.

Prior to the date of this change from Raymond Chabot Grant Thornton LLP to Deloitte LLP, neither Ceapro nor anyone on its behalf consulted with Deloitte LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Ceapro’s consolidated financial statements, and neither a written report nor oral advice was provided to Ceapro that Deloitte LLP concluded was an important factor considered by Ceapro in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

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

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading Policy is part of our Code of Conduct and Business Ethics, which has been filed as Exhibit 11.1 to this annual report.

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

COSCIENS Biopharma Inc.

Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of COSCIENS Biopharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of COSCIENS Biopharma Inc. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and its financial performance and its cash flows for the year ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $15.309 million and had negative cash flows from operating activities of $14.706 million during the year ended December 31, 2024 and, as of that date, the Company had an accumulated deficit of $12.110 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern is also communicated as a critical audit matter below.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Aeterna Zentaris Inc. – Refer to Notes 2, 3 and 5 to the financial statements

Critical Audit Matter Description

The Company acquired control of Aeterna Zentaris Inc. (“Aeterna”) and accounted for the business combination as a reverse acquisition. The consideration transferred for the acquisition involved an exchange of Ceapro Inc. shares for Aeterna shares. The Company recognized the assets acquired and the liabilities assumed at fair value, including intangible assets for patents (the “patents”) based on information available at the date of acquisition. The fair value of the patents was determined using the royalty relief method which required management to make significant estimates and assumptions related to forecasted sales, royalty rates and discount rates (“significant assumptions”).

Management made significant judgment to determine the accounting acquirer, the consideration transferred and the significant assumptions used in the evaluation of the patents. Performing audit procedures to evaluate the accounting acquirer, the consideration transferred and the reasonableness of the significant assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of technical accounting and fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the accounting acquirer, assessment of the consideration transferred and the significant assumptions used to determine the fair value of the patents included the following, among others:

●	With the assistance of technical accounting specialists:

○	Assessed management’s evaluation of the information in the arrangement agreement to evaluate whether all relevant matters have been considered; and
○	Evaluated management’s determination of the accounting acquirer and the methodology used to assess the consideration transferred by analyzing specific facts against relevant accounting guidance.

●	Evaluated the reasonableness of forecasted sales by considering, among others:

○	inquiries with the Company’s medical research personnel, management and board of directors;
○	Development and commercialization stage of the patents; and
○	Medical journals and studies.

●	With the assistance of fair value specialists, evaluated the reasonableness of the royalty and discount rates by testing the source information underlying the determination of the royalty and discount rates.
●	Evaluated all information obtained through audit procedures to consider information that could be potentially contradictory to management’s assessment.

Active ingredient cash-generating unit impairment assessment – Refer to Notes 2, 3 and 11 to the financial statements

Critical Audit Matter Description

The Company reviews property, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. An impairment indicator was identified for one of the Company’s cash-generating units (“the CGU”), and the Company estimated the recoverable amount for the CGU based on value in use, using a discounted cash flow model. As at December 31, 2024, the recoverable amount exceeded the carrying amount of the CGU.

While there are several inputs required to determine the recoverable amount of the CGU, the inputs with the highest degree of subjectivity and estimation uncertainty are the forecasted revenues, forecasted costs and discount rate. The determination of these inputs is impacted by the material weakness identified by management as described in Management’s Annual Report on Internal Control over Financial Reporting. Consequently, auditing these inputs required a high degree of auditor judgement and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to forecasted revenues, forecasted costs, and the discount rate used to determine the recoverable amount of the CGU included the following, among others:

●	Evaluated the reasonableness of management’s forecasted revenues by considering historical results and management’s underlying growth plans.
●	Evaluated the reasonableness of management’s forecasted costs by considering:

○	Actual results of the CGU;
○	Industry data where applicable; and
○	Management’s plans corroborated through inquiry with the Company’s operational personnel.

●	With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the underlying source information.

Going Concern – Refer to Notes 1 and 3 to the financial statements (also see going concern explanatory paragraph above)

Critical Audit Matter Description

The financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company had net losses and negative cash flows from operating activities during the year ended December 31, 2024 and an accumulated deficit as of December 31, 2024. These conditions, along with other matters discussed in Note 1 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s assessment of the Company’s ability to continue as a going concern involved significant judgment based on detailed financial forecasts, including future sales, operating costs, research and development expenses and capital expenditures.

Auditing management’s evaluation of whether their plans would alleviate substantial doubt regarding the Company’s ability to continue as a going concern is complex and involves subjective auditor judgment when assessing (i) the reasonableness of the financial forecasts and the impact of macroeconomic conditions on those forecasts, including the potential direct and indirect impacts of tariffs, retaliatory tariffs or other trade protectionist measures to its business, (ii) whether it was probable that management’s plans would be effectively implemented and alleviate substantial doubt and (iii) the adequacy of the financial statements disclosures related to going concern. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of going concern included the following, among others:

●	Evaluated management’s assessment of the Company’s ability to continue as a going concern by analyzing the specific facts and circumstances and considering audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management.
●	Evaluated the financial forecasts by:

○	Assessing the key assumptions underlying management’s forecasted operating cash flows by inquiring of senior management to gain an understanding of the Company’s operations, strategy, and research and development activities;
○	Comparing forecasted sales, operating costs, research and development expenses and capital expenditures to recent historical financial information; and
○	Assessing and evaluating the probability that management will effectively implement its mitigating actions and achieve the financial forecasts in light of the macroeconomic conditions and potential impact from tariffs.

●	Evaluated whether the disclosures were consistent with management’s assessment of the Company’s ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Professional Accountants
Montreal, Canada
April 9, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
COSCIENS Biopharma Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) (the “Company”) as of December 31, 2023, the related consolidated statements of changes in shareholders’ equity, (loss) income and comprehensive (loss) income, and cash flows for the years ended December 31, 2023, and 2022 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter ‘‘IFRS Accounting Standards’’).

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has continued to incur losses and negative cash flows from operating activities subsequent to December 31, 2023 that raise substantial doubt about the Company’s ability to continue operating as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Inventory costing

As described further in Note 2 to the financial statements, inventories are valued at the lower of cost and net realizable value. Costs of inventory include costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present condition and location. Costs of conversion include direct costs (material and labour) and indirect costs (fixed and variable production overheads). Fixed overheads are allocated based on normal capacity. We identified the inventory costing as a critical audit matter.

The principal consideration for our determination that the inventory costing is a critical audit matter is that there are significant judgments utilized by management in their methodology for allocating indirect costs, including overhead costs to inventory. This, consequently, necessitated considerable auditor judgment, subjectivity, and effort in conducting audit procedures and evaluating audit evidence. As of December 31, 2023, inventory amounted to $4,008,901 of which work in progress and finished goods to which indirect costs are allocated totalled $3,131,057.

Our audit procedures related to the inventory costing included the following, among others:

●	We obtained an understanding of and tested management’s process for developing the costing model and overhead allocations;
●	We assessed the accuracy, completeness and reasonableness of the costs included in the costing model, including the allocation of indirect costs to obtain assurance that capitalized costs were appropriate and complete;
●	We evaluated the appropriateness and reasonableness of the assumptions, including production times, used by management to allocate costs to specific inventory products;
●	We assessed the allocation of indirect costs for appropriate accounting treatment in accordance with IFRS Accounting Standards.

We served as the Company’s auditor from 2022 to 2023.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada
April 9, 2025

COSCIENS Biopharma Inc.

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(in thousands of US dollars)

	As of December 31, 2024	As of December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	16,393	6,678
Trade and other receivables (note 8)	2,357	290
Inventories (note 9)	2,691	4,009
Income taxes receivable	114	-
Prepaid expenses and other assets (note 10)	2,426	290
Total current assets	23,981	11,267
Non-current assets
Restricted cash and cash equivalents (note 7)	123	8
Investment tax credits receivable	-	743
Property and equipment (note 11)	10,966	11,645
Intangible assets (note 12)	-	7
Deferred tax assets (note 21)	-	75
Total non-current assets	11,089	12,478
Total assets	35,070	23,745

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 13)	4,730	1,012
Provisions	385	-
Income taxes payable	105	-
Current portion of deferred revenues (note 6)	120	-
Current portion of lease liabilities (note 14)	271	299
Warrant liability (note 16)	1,563	-
DSU liability (note 17)	48	-
Total current liabilities	7,222	1,311
Non-current liabilities
Deferred revenues (note 6)	914	-
Lease liabilities (note 14)	2,039	1,399
Employee future benefits (note 15)	11,734	-
Total non-current liabilities	14,687	1,399
Total liabilities	21,909	2,710
Shareholders’ equity
Share capital (note 18)	22,486	13,517
Contributed surplus (note 18)	4,268	3,874
Retained earnings (accumulated deficit)	(12,110)	4,356
Accumulated other comprehensive loss	(1,483)	(712)
Total shareholders’ equity	13,161	21,035
Total liabilities and shareholders’ equity	35,070	23,745

Commitments (note 26)

Subsequent event (note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronnie Miller	/s/ Pierre Labbé
Ronnie Miller, Chair of the Board	Pierre Labbé, Director

COSCIENS Biopharma Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars)

	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
	$	$	$	$	$
Balance - January 1, 2022	13,389	3,664	4,392	491	21,936
Net income	-	-	3,448	-	3,448
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(1,694)	(1,694)
Comprehensive (loss) income			3,448	(1,694)	1,754
Stock options exercised	107	(43)	-	-	64
Share-based compensation costs	-	69	-	-	69
Balance - December 31, 2022	13,496	3,690	7,841	(1,204)	23,823
Net loss	-	-	(3,485)	-	(3,485)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	492	492
Comprehensive (loss) income			(3,485)	492	(2,993)
Stock options exercised	21	(8)	-	-	13
Share-based compensation costs	-	192	-	-	192
Balance – December 31, 2023	13,517	3,874	4,356	(712)	21,035
Net loss	-	-	(15,309)	-	(15,309)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(771)	(771)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	-	-	(1,157)	-	(1,157)
Comprehensive loss			(16,466)	(771)	(17,237)
Acquisition of Aeterna Zentaris (note 5)	8,485	9	-	-	8,494
Share-based compensation costs	-	464	-	-	464
Exercise of warrants (note 16)	405	-	-	-	405
Exercise of DSUs (note 17)	79	(79)	-	-	-
Balance – December 31, 2024	22,486	4,268	(12,110)	(1,483)	13,161

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except per share data)

	Years ended December 31,
	2024	2023	2022
	$	$	$
Revenues (note 6)	9,587	7,143	14,572
Cost of sales	(4,858)	(4,205)	(6,016)
Gross profit	4,729	2,938	8,556

Research and development	(8,304)	(2,040)	(1,371)
Selling, general and administrative	(10,448)	(5,527)	(2,865)
Impairment of property and equipment (note 11)	(1,061)	-	-
Impairment of intangible assets (note 12)	(3,196)	-	-
Total expenses	(23,009)	(7,567)	(4,236)
Profit (loss) from operations	(18,280)	(4,629)	4,320

Foreign exchange gain (loss)	48	(24)	211
Finance costs	(129)	(136)	(143)
Interest income	441	59	145
Other income (expenses)	98	360	(5)
Change in fair value of warrant and DSU liabilities	2,597	-	-
Other income	3,055	259	208

(Loss) Income before income taxes	(15,225)	(4,370)	4,528

Income tax recovery (expense) (note 21)	(84)	885	(1,080)
Net (loss) income	(15,309)	(3,485)	3,448
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(771)	492	(1,694)
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans (note 15)	(1,157)	-	-
Comprehensive (loss) income	(17,237)	(2,993)	1,754

(Loss) income per share – Basic (note 24)	(5.93)	(1.89)	1.87
(Loss) income per share – Diluted (note 24)	(5.93)	(1.89)	1.86

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars)

	Years ended December 31,
	2024	2023	2022
	$	$	$
Cash flows from operating activities
Net (loss) income	(15,309)	(3,485)	3,448
Items not affecting cash and cash equivalents:
Depreciation and amortization	1,607	1,443	1,468
Share-based compensation costs	464	192	69
Impairment of intangible assets (note 12)	3,196	-	-
Impairment of property and equipment (note 11)	1,061	-	-
Employee future benefits	288	-	-
Amortization of deferred revenues	(856)	-	-
Change in fair value of warrant and DSU liabilities	(2,590)	-	-
Other non-cash items	6	95	100
Income tax (recovery) expense	79	(885)	1,080
Changes in operating assets and liabilities (note 20)	(2,514)	58	(936)
Net cash provided by (used in) operating activities	(14,568)	(2,582)	5,229

Cash flows from financing activities
Exercise of stock options	-	13	63
Payments on exercise of DSUs	(167)	-	-
Payments on lease liabilities	(421)	(370)	(330)
Net cash used in financing activities	(588)	(357)	(267)

Cash flows from investing activities
Cash acquired on acquisition of Aeterna Zentaris Inc. (note 5)	26,037	-	-
Purchase of property and equipment	(1,161)	(722)	(304)
Changes in restricted cash equivalents	207	(8)	-
Net cash provided by (used in) investing activities	25,083	(730)	(304)

Effect of exchange rate changes on cash and cash equivalents	(212)	157	(625)

Net change in cash and cash equivalents	9,715	(3,512)	4,033
Cash and cash equivalents – beginning of year	6,678	10,190	6,157
Cash and cash equivalents – end of year	16,393	6,678	10,190

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

1.	Business overview

Summary of business

COSCIENS Biopharma Inc. and its subsidiaries (the “Company”), formerly Aeterna Zentaris Inc., is a Life Science company developing and commercializing a diversified portfolio of products for the cosmeceutical, nutraceutical and pharmaceutical markets. These products are produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and pharmaceutical products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) had failed to meet its primary endpoints according to the definitions in the study protocol. Based on the results of the study, the Company is prioritizing its pipeline moving forward. While macimorelin for the diagnosis of Adult Growth Hormone Deficiency is still on the market, the Company has decided to not make any future investments in macimorelin for the diagnosis of CGHD and is exploring and validating several options for its commercialization with adults.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

During the year ended December 31, 2024, the Company incurred a net loss and had negative cash flow from operating activities of $15,309 and $14,706, respectively. As at December 31, 2024, the Company had an accumulated deficit of $12,110.

Assessing the Company’s ability to continue as a going concern requires significant judgment, and is based on detailed financial forecasts, which incorporate significant estimates related to future sales, operating costs, research and development expenses, and capital expenditures. The Company’s ability to satisfy the Company’s financial liabilities is dependent upon attaining positive cash flows from operations. While the Company believes that cash on hand and future cash flows from operations will be adequate to support the Company’s financial liabilities as they become due for a period of at least 12 months from the date of issuance of these consolidated financial statements, future cash flows are dependent on a number of factors outside the Company’s control. As a result of the concentration of revenue from a major customer primarily located in the United States described in Note 25, as well as the potential direct and indirect impacts due to tariffs, retaliatory tariffs or other trade protectionist measures described in Note 28, the Company is exposed to uncertainty in cash flows from operations. As such, there is no assurance that it will be able to realize its projected revenue and generate positive cashflows. If it is unable to do so, the Company may have to reduce or curtail operations and development activities, any of which could harm the business, financial condition and results of operations. The Company has the ability to scale its research and development activities, capital expenditures and restructure operations, and will do so as necessary, based on cash availability.

As such, there is material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these consolidated financial statements.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, and the classification of items in the consolidated statements of financial position. Such adjustments could be material.

Transaction

On December 14, 2023, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) entered into a binding arrangement agreement pursuant to which Aeterna would acquire all of the issued and outstanding common shares of Ceapro (the “Transaction”) by way of a plan of arrangement pursuant to which, at closing, each outstanding Ceapro common share would be exchanged for 0.02360 of a Aeterna common share (the “Plan of Arrangement”). Additionally, as part of the Transaction, Aeterna would issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant (“New Warrant”) for each Aeterna common share or warrant held. On March 12, 2024, the shareholders of both Ceapro and Aeterna approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of Kings Bench of Alberta approved the Plan of Arrangement. On May 3, 2024, Aeterna effected a 4:1 share consolidation of its then existing shares. The underlying share and warrants of Aeterna that survived the Transaction have been retrospectively adjusted to reflect such consolidation. The Transaction was consummated on June 3, 2024.

In conjunction with the Transaction, at the annual general meeting on July 16, 2024, the shareholders approved a special resolution authorizing the Board to change the Company name from “Aeterna Zentaris Inc.” to “COSCIENS Biopharma Inc.” On August 6, 2024, the company filed articles of amendment pursuant to the Canada Business Corporations Act to effect this name change.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro is the acquirer of Aeterna in Transaction. The consolidated financial statements of COSCIENS Biopharma Inc. as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 reflect the results of operations and financial position of Ceapro for the periods presented and includes the results of operations of Aeterna subsequent to the Transaction, which was completed on June 3, 2024. Refer to Note 5 for additional information.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Reporting entity

The accompanying consolidated financial statements include the accounts of COSCIENS Biopharma Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (the “Group”). COSCIENS Biopharma Inc. is the ultimate parent company of the Group. The Company currently has six wholly-owned direct and indirect subsidiaries, Ceapro Inc. and its wholly-owned subsidiaries Ceapro (P.E.I.) and JuventeDC Inc., based in Canada, Aeterna Zentaris GmbH (“AEZS Germany”) and its wholly-owned subsidiary Zentaris IVF GmbH, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange under the symbol CSCI (previously AEZS) and on the NASDAQ Capital Market under the symbol CSCI (previously AEZS).

2.	Basis of presentation

Statement of compliance

These consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Board of Directors authorized these consolidated financial statements for issue on April 9, 2025.

The preparation of financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates and the exercise of management’s judgement in applying the Company’s accounting policies. Areas involving a high degree of judgement or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgements.

Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention, except for certain financial instruments measured at fair value.

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

Change in presentation currency

Effective June 30, 2024, Ceapro has changed its reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency has been applied retrospectively such that all amounts in the consolidated financial statements of the Company and the accompanying notes thereto are expressed in U.S. dollars. References to “$” are U.S. dollars and references to “CA $” are to Canadian dollars. For comparative purposes, historical consolidated financial statements of Ceapro were recast in U.S. dollars by translating assets and liabilities at the closing exchange rate in effect at the end of the respective period, revenues, expenses and cash flows at the average exchange rate in effect for the respective period and equity transactions at historical exchange rates. Translation gains and losses are included in the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive loss.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the presentation currency resulted in the following impact on the consolidated statement of financial position.

	Previously reported in CA$ December 31, 2023	Presentation currency change	Reported in US$ December 31, 2023
	$	$	$
Total assets	31,446	(7,701)	23,745
Total liabilities	3,591	(881)	2,710
Total equity	27,855	(6,820)	21,035

	Previously reported in CA$ December 31, 2022	Presentation currency change	Reported in US$ December 31, 2022
	$	$	$
Total assets	37,734	(9,894)	27,840
Total liabilities	5,445	(1,427)	4,018
Total equity	32,289	(8,466)	23,823

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the presentation currency resulted in the following impact on the consolidated statement of (loss) income.

	Previously reported in CA$ December 31, 2023	Presentation currency change	Reported in US$ December 31, 2023
	$	$	$
Revenues	9,633	(2,490)	7,143
Gross profit	3,956	(1,018)	2,938
Loss from operations	(6,438)	1,809	(4,629)
Net loss	(4,710)	1,225	(3,485)

	Previously reported in CA$ December 31, 2022	Presentation currency change	Reported in US$ December 31, 2022
	$	$	$
Revenues	18,840	(4,268)	14,572
Gross profit	11,018	(2,462)	8,556
Profit from operations	5,314	(994)	4,320
Net income	4,398	(950)	3,448

The change in the presentation currency resulted in the following impact on the basic and diluted earnings per share:

	Previously reported in CA$ December 31, 2023	Impact of reverse share consolidation	Presentation currency change	Reported in US$ December 31, 2023
	$	$	$	$
Loss per share – Basic	(0.06)	(2.48)	0.65	(1.89)
Loss per share – Diluted	(0.06)	(2.48)	0.65	(1.89)

	Previously reported in CA$ December 31, 2022	Impact of reverse share consolidation	Presentation currency change	Reported in US$ December 31, 2022
	$	$	$	$
Income per share – Basic	0.06	2.33	(0.52)	1.87
Income per share – Diluted	0.06	2.32	(0.52)	1.86

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the US dollar for the Company and its US subsidiary, Aeterna Zentaris, Inc., the Euro (“EUR” or “€”) for its German subsidiaries and the Canadian Dollar for its Canadian subsidiary, Ceapro Inc.

Assets and liabilities of the subsidiaries are translated at the period-end exchange rates, and the results of operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss within shareholders’ equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses from settling transactions and translating non-functional currency monetary assets and liabilities are recognized in the consolidated statements of loss and comprehensive loss.

Summary of material accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.

Business combination

Business combinations are accounted for using the acquisition method as at the acquisition date when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company to the former owners of the acquired business on the acquisition date. Identifiable assets acquired and liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Acquisition-related costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs of inventory include costs of purchase, costs of conversion, and any other costs incurred in bringing the inventories to their present location and condition. Costs of conversion include direct costs (materials and labor) and indirect costs (fixed and variable production overheads). Fixed overheads are allocated based on normal capacity. Raw materials are assigned costs by using a first-in-first-out cost formula and work-in-progress, and finished goods are assigned costs by using a weighted average cost formula.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any accumulated impairment losses. Depreciation methods and rates are calculated as follows:

Manufacturing equipment	5 - 25 years straight-line
Office equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	over the lesser of the term of the lease and the useful life of the underlying asset
Right-of-use asset – buildings	over the lesser of the term of the lease and the useful life of the underlying asset

Cost for property and equipment includes the purchase price, import duties, non-refundable taxes, and any other costs directly attributable to bringing the asset into the location and condition to be capable of operating. Significant parts of an item of property and equipment with different useful lives are recognized and depreciated separately. Depreciation commences when the asset is available for use. The asset’s residual values, useful lives, and method of depreciation are reviewed at each financial year-end and adjustments are accounted for prospectively if appropriate. An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of an asset is included in profit or loss in the period the asset is derecognized.

Intangible assets

Intangible assets, consisting of patents, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Patents are amortized on their respective remaining patent life and are expiring between 2027 and 2041.

Impairment of non-financial assets

Items of property and equipment and identifiable intangible assets with finite lives that are subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or “CGU”).

Impairment is determined by assessing whether the carrying value of the CGU exceeds the recoverable amount, which is the higher of fair value less costs of disposal and the value in use. Fair value less costs of disposal is determined based on a market approach and also derived from market data, including, information from market participants regarding the price that the Company could receive in a sale of the asset. Value in use is determined based on cash flow projections from financial budgets approved by senior management covering a five-year period. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In the event that the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to property and equipment and identifiable intangible assets with finite lives, which are recorded in the consolidated statement of loss and comprehensive loss, can be subsequently reversed.

Leases

At inception, the Company considers whether a contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is measured at an amount equal to the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date, less any lease incentives received.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected not to recognize right-of-use assets or lease liabilities for short-term leases and leases of low-value assets. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these leases are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the balance sheet, right-of-use assets have been included in property and equipment.

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

Warrant liabilities

Warrant liabilities are derivative financial instruments. They are initially measured at fair value. Subsequent to initial recognition, they are measured at fair value, and changes therein are recognized in profit or loss.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Revenue recognition

Supply agreements and licensing agreements

The Company generates revenue from supply agreements and licensing agreements with customers for the sale of certain finished goods, semi-finished goods and active pharmaceutical ingredients. The license is generally combined with other promises to supply goods to the customer, and revenue from the combined performance obligation is satisfied at a point in time, which occurs upon shipment. The transaction price for the combined performance obligation includes the license non-refundable non-creditable upfront payment, regulatory milestones, royalties and the selling price of each good supplied. Milestone payments, which are oftentimes payable upon the successful achievement of development or regulatory events, and royalties are included in the transaction price using the most likely amount method only if the milestones are considered probable of being reached and the Company concludes it is highly probable that a significant revenue reversal will not occur. Milestone payments and royalties that are not within the control of the Company or the licensee, such as regulatory approvals, are generally not considered probable of being achieved until those approvals or subsequent sales are received. The Company allocates the transaction price to the projected units that the Company expects to supply pursuant to the contract, estimated based on current projections and anticipated market demand. If the Company expects to be entitled to a breakage amount for upfront and milestone payments, it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer.

Product sales

The Company also generates revenues from product sales. Each sale is considered a single performance obligation and revenue for the sale of product is recognized at the point in time when control or ownership of the product is transferred to the customer, generally when the products are shipped, when collectability is probable, and the Company has satisfied its performance obligation.

Product revenues are derived primarily from standard product sales contracts. Contracts with customers do not provide for refunds or any other rights of return. The Company does not have any revenue contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As such, the Company does not adjust any of the transaction prices for the time value of money.

When an amount is received as an advance or a deposit from a customer, prior to the recognition of revenue, it results in a contract liability.

Research and development expenses

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the tax expense is also recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled. Changes to these balances, including changes due to changes in income tax rates, are recognized in profit or loss in the period in which they occur.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures are accrued provided it is probable that the credits will be realized. When recorded, the investment tax credits are accounted for as a reduction of the related expenditures.

Earnings per share

Basic net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the year.

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

Reclassification

Certain prior period line item amounts which were combined have been reclassified into single line items given their materiality to conform to current period presentation. In the consolidated statement of financial position, trade receivables of $126 and other receivable of $164 were classified to trade and other receivables and non-current deposits of $56 were classified to current prepaid expenses and other assets. In the consolidated statements of loss for the year ended December 31, 2023, the general and administration expenses of $5,497 (2022 - $2,842) and the sales and marketing expenses of $30 (2022 - $23) were reclassified within Selling, general and administrative expenses.

3.	Critical accounting estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make critical judgements, estimates, and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recorded during the reporting period. In making estimates and judgements, management relies on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Actual results may differ from those estimates.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS Accounting Standards. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Assessing the Company’s ability to continue as a going concern requires significant judgment, and is based on detailed financial forecasts, which incorporate significant estimates related to future sales, operating costs, research and development expenses, and capital expenditures. The Company believes that cash on hand and future cash flows from operations will be adequate to satisfy the Company’s financial liabilities, however no assurance can be provided. See note 1 and “liquidity risk” in note 23.

Business combinations

The accounting for business combinations necessitates significant estimates and judgements, particularly in identifying the acquirer, valuing consideration transferred, and measuring acquired assets and liabilities. These processes require assumptions regarding control, future cash flows and discount rates. Due to the inherent uncertainty in these assumptions, actual outcomes may differ from estimates, impacting intangibles, asset valuations, and overall financial reporting. Detailed information on valuation techniques and assumptions is provided in note 5.

Impairment of property and equipment

The Company is required to make judgments in assessing at the end of each reporting period whether there is any indication that an asset may be impaired. In making this assessment, the Company uses various indicators including, but not limited to, the Company’s market capitalization and sustained decreases in revenue and profitability. When such an indication exists, the Company makes a number of estimates when determining the recoverable amount of an asset or a cash-generating unit, see note 11.

Impairment of intangible assets

The impairment assessment related to intangibles assets requires management to estimate the recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. Based on this assessment, management determined that the intangible assets were impaired in the year ended December 31, 2024, see note 12.

License and collaboration arrangements with multiple elements

The Company enters into licensing and supply agreements related to the licensing, development, supply and distribution for macimorelin in various territories. Each agreement may contain specific terms or clauses that require careful analysis by management under IFRS 15 in order to ensure the appropriate accounting treatment is reached. The agreements may include non-refundable upfront payments and licensing fees, the provision of development services, pre- and post-commercialization milestone payments, royalties on future product sales derived from such license agreements, and supply arrangements. Management analyzes each agreement and applies significant judgement to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement, whether all parts of the contract are scoped into IFRS 15, to identify all performance obligations, determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Breakage is an estimate of the reduction in forecasted product sales that will no longer be made. If the Company expects to be entitled to a breakage amount it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the Customer. The breakage rate is reviewed on an ongoing basis and is estimated based on forecasted product sales. Any changes in the judgements or assumptions applied can give rise to a significant impact on the Company’s revenues and deferred revenues.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

Investment tax credits

The recognition of investment tax credits relating to the Company’s qualifying scientific research and experimental development expenditures requires management to estimate the amount and timing of recovery.

Taxation

The Company makes estimates in respect of recognition of the extent of deferred tax liabilities and tax assets. Full provision is made for future and current taxation at the rates of tax prevailing at the year-end unless future rates have been substantively enacted. These calculations represent our best estimate of the costs that will be incurred and recovered, but actual experience may differ from the estimates made and therefore affect future financial results. The effects would be recognized in profit or loss.

The Company recognizes the deferred tax benefit related to deferred tax assets to the amount that is probable to be realized. Assessing the recoverability of a portion or all of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred tax assets. Management considers projected future taxable income, the scheduled reversal of deferred tax assets, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in future periods.

4.	Recent accounting pronouncements

New standards and amendments

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The adoption of these new or amended standards did not result in substantial changes to the Company’s accounting policies and has no material effect on the amounts reported for the current of prior financial years.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments have not had an impact on the classification of the Company’s liabilities.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company. The Company is currently assessing the impact these new accounting standards and amendments may have on the Company’s financial statements. These new standards and amendments include:

●	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 - effective for annual reporting periods beginning on or after January 1, 2026.
●	IFRS 18 Presentation and Disclosures in Financial Statements - effective for annual reporting periods beginning on or after January 1, 2027.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

5.	Acquisition of Aeterna Zentaris Inc.

As discussed in Note 1, Business Overview, as a result of the Transaction, Ceapro acquired control of Aeterna Zentaris Inc. on June 3, 2024. Aeterna is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. Aeterna’s lead product, Macrilen® (macimorelin), is the first and only U.S. FDA and EMA approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia.

The Transaction was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Ceapro was considered to be the accounting acquirer, and Aeterna was considered the legal acquirer. Under the acquisition method of accounting, total consideration exchanged and allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the Transaction were as follows:

Final Purchase Price Allocation

	Number	Amount
	#	$
Purchase price
Shares deemed issued to Aeterna shareholders(1)	1,213,967	8,485
Warrants issued to Aeterna shareholders(2)	633,543	4,422
Replacement share-based payment awards:
Equity-settled options(3)	12,949	9
Cash-settled DSUs(3)	49,230	344
Warrants deemed issued(4)	114,405	2
	2,024,094	13,262

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		26,037
Trade and other receivables		142
Inventories		64
Income tax receivables		119
Prepaid expenses and deposits		971
Restricted cash equivalents		328
Property and equipment		235
Intangible assets(5)		3,352
Accounts payable and accrued liabilities		(4,357)
Provisions		(424)
Income tax payable		(109)
Deferred revenues		(1,731)
Lease liabilities		(201)
Employee future benefits		(11,164)

Total identifiable net assets (liabilities)		13,262

(1)	The fair value of the 1,213,967 common shares deemed issued to Aeterna shareholders of $6.99 per share was based on the listed share price of Ceapro as at June 3, 2024 (CA$0.225), after giving effect to the exchange of each outstanding Ceapro common share for 0.02360 of a Aeterna common share and the foreign currency exchange rate.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

(2)	The fair value of the 633,543 New Warrants (“New Warrants”) issued to Aeterna shareholders was based on the listed share price of Ceapro as at June 3, 2024 of $6.99 (CA$0.225) less the exercise price of $0.01, after giving effect to the exchange of each outstanding Ceapro Common Share for 0.02360 of a Aeterna Zentaris Common Share and the foreign currency exchange rate.

(3)	In accordance with the terms of the Plan of Arrangement, Aeterna’s share-based payment awards held by employees of Aeterna continued with no modifications and are deemed to be replacement awards issued.

The fair value of the replacement awards is $356, after taking into account an estimated forfeiture rate of nil. The consideration for the business combination includes $9 for equity-settled options and $344 for cash-settled DSUs transferred to employees of Aeterna when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $3 will be recognized as post-acquisition compensation cost.

The fair value at acquisition date was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options were granted, using the following assumptions:

Options
Expected dividend yield	$0.0
Weighted average expected volatility	65%
Weighted average risk-free rate	4.01%
Weighted average expected life (years)	2.87
Share price	$6.99
Weighted average exercise price	$50.15
Weighted average fair value	$0.90

The expected volatility of these options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

The fair value of the replacement DSUs of $6.99 per DSU was based on the listed share price of Ceapro as at June 3, 2024 (CA$0.225), after giving effect to the exchange of each outstanding Ceapro common share for 0.02360 of a Aeterna common share and the foreign currency exchange rate.

(4)	The fair value of the 114,405 warrants deemed issued to Aeterna warrant holders was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the warrants were issued, using the following assumptions:

Warrants
Expected dividend yield	$0.00
Weighted average expected volatility	65%
Weighted average risk-free rate	4.47%
Weighted average expected life (years)	1.19
Share price	$6.99
Weighted average exercise price	$87.04
Weighted average fair value	$0.02

(5)	The identifiable intangible assets consist of patents expiring between 2027 and 2041 which will be amortized on their respective remaining patent life. To estimate the fair value of the intangible assets, management uses the royalty relief method to value patents using discounted cash flow models. Management developed assumptions related to revenue, royalty rates and discount rates.

For the period subsequent to the Transaction, Aeterna contributed revenue of $1,095 and net loss of $5,607 to the Company’s results. If the acquisition had occurred on January 1, 2024, management estimates that revenue would have been $9,593 and consolidated net loss for the year would have been $24,972. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2024.

The Company incurred acquisition-related costs of $4,081 on legal fees and due diligence costs. These costs have been included in Selling, general and administrative expenses as incurred.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

6.	Revenue

Disaggregation of revenue

The Company derives revenue from the transfer of goods and services at a point in time in the following categories and regions:

	Year ended December 31, 2024
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	6,691	-	6,691
Germany	1,360	-	1,360
Colombia	300	-	300
United Kingdom	-	976	976
Other	141	119	260
	8,492	1,095	9,587

	Year ended December 31, 2023
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	3,416	-	3,416
Germany	3,563	-	3,563
Other	164	-	164
	7,143	-	7,143

	Year ended December 31, 2022
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	8,600	-	8,600
Germany	4,563	-	4,563
China	1,326	-	1,326
Other	83	-	83
	14,572	-	14,572

Revenues of approximately $7,593 (2023 – $6,337 and 2022 - $13,560) are derived from a single customer.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Deferred revenue

The deferred revenue balance primarily relates to the advance consideration received in the form of non-refundable non-creditable upfront payment and milestone payments relating to list price approvals of Ghryvelin™ in the United Kingdom, Spain and Germany as per an exclusive licensing agreement for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom and an exclusive supply agreement for a period of ten years, subject to renewal, to supply such Licensed Product.

Revenue for this contract will be recognized based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the Pharmanovia Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgement that will be relied upon when using the outputs method to recognize revenue. The Company expects to recognize the balance of the deferred revenue over the remaining period of eight years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives.

During the year ended December 31, 2024, the Company deferred indefinitely future material investments in the development of macimorelin for the diagnosis of CGHD. This decision is expected to result in a reduction of future product sales to Pharmanovia, and consequently, the Company recognized expected breakage of $715 in proportion to the pattern of sales.

For the year ended December 31, 2024, the Company recognized $845 (2023 - $nil) respectively as revenue, including the breakage amount, from the deferred revenue balance originating from the acquisition of Aeterna Zentaris Inc. (note 5).

Liabilities related to contracts with customers

The Company has recognized the following deferred revenue balances related to contracts with customers:

	December 31, 2024
	Current	Non-Current	Total
	$	$	$
Pharmanovia	115	875	990
NK Meditech Limited	5	39	44
	120	914	1,034

7.	Cash and cash equivalents

	December 31,
	2024	2023
	$	$
Cash on hand and balances with banks	16,393	6,678
	16,393	6,678

The Company had restricted cash equivalents amounting to $123 at December 31, 2024 (2023 - $8). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

8.	Trade and other receivables

	December 31,
	2024	2023
	$	$
Trade accounts receivable, net	1,884	126
Value added tax	383	-
Other receivables	90	164
	2,357	290

9.	Inventories

The Company had the following inventories at the end of each reporting period:

	December 31,
	2024	2023
	$	$
Raw materials	737	878
Work in progress	1,655	2,587
Finished goods	299	544
	2,691	4,009

Inventories expensed to cost of goods sold during the year ended December 31, 2024, are $4,432 (2023 - $3,472 and 2022 - $5,344).

During the year ended December 31, 2024, the Company decreased the carrying value of inventory by $7 (2023 - $3 and 2022 - $18) primarily due to damaged or obsolete inventory. The write-down is included in cost of goods sold.

10.	Prepaid expenses and other current assets

	December 31,
	2024	2023
	$	$
Prepaid insurance	1,700	81
Prepaid research and development	516	97
Other	210	112
	2,426	290

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

11. Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2023	1,462	9,223	681	2,730	6,442	20,538
Additions	683	68	20	-	86	857
Disposals	-	(438)	-	-	-	(438)
Impact of foreign exchange rate changes	54	206	16	64	152	492
At December 31, 2023	2,199	9,059	717	2,794	6,680	21,449
Acquisition of Aeterna (note 5)	-	124	23	88	-	235
Additions	1,395	224	12	939	11	2,581
Impairment	(547)	-	-	-	(514)	(1,061)
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	(242)	(696)	(55)	(269)	(533)	(1,795)
At December 31, 2024	2,805	7,722	376	3,552	5,644	20,099

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2023	-	4,842	565	997	2,180	8,584
Amortization	-	630	34	287	490	1,441
Disposals	-	(438)	-	-	-	(438)
Impact of foreign exchange rate changes	-	114	14	29	60	217
At December 31, 2023	-	5,148	613	1,313	2,730	9,804
Amortization	-	612	36	343	454	1,445
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	-	(399)	(47)	(121)	(239)	(806)
At December 31, 2024	-	4,372	281	1,535	2,945	9,133

	Carrying amount
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2023	2,199	3,911	104	1,481	3,950	11,645
At December 31, 2024	2,805	3,350	95	2,017	2,699	10,966

Additions of property and equipment amounting to $263 as at December 31, 2024 (2023 - $138) are included in accounts payable and accrued liabilities. Included in the net carrying amount of property and equipment at December 31, 2024, are right-of-use assets relating to buildings, in the amount of $1,990 (2023 - $1,481).

During the year ended December 31, 2024, the Company retired fully depreciated assets no longer in use of $1,241 (2023 - $nil).

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

During the year ended December 31, 2024, the Company tested certain manufacturing equipment and leasehold improvements not in use for impairment. Due to the equipment being idle and a subsequent change in plans for its commissioning, the Company performed an impairment test. The Company recognized an impairment loss of $1,061 as a result of a significant decline in the market value of the equipment. The recoverable amount of the equipment was determined to be $430 based on its fair value less costs to sell using comparables and market data. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The Company considers sustained fluctuations in revenue and operating losses, among other factors, as indicators of impairment. As of December 31, 2024, the Active Ingredient CGU has experienced decline in revenues and continued to incur operating losses for a sustained period of time, suggesting potential impairment. As a result, the Company tested the Active Ingredient CGU for impairment and the recoverable amount was estimated based on its value in use, using a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The significant estimates used in the determination of value in use included forecasted revenues, costs, growth rate and discount rate. As at December 31, 2024, the value in use of the CGU tested for impairment was determined using a pre-tax discount rate of 13.1%, based on historical industry average weighted-average cost of capital, and a terminal value growth of 2%, based on management’s estimate of the long-term compound annual growth rate. The recoverable amount of the CGU tested was estimated to be higher than its carrying amount and no impairment was required. No reasonable change in the discount rate or the terminal value growth could cause the carrying amount to exceed the recoverable amount.

12.	Intangible assets

Changes in the carrying value of the Company’s identifiable intangible assets, consisting of patents, are summarized below.

	Cost	Accumulated amortization	Carrying value
	$		$
At January 1, 2023	33	(24)	9
Amortization	-	(2)	(2)
Impact of foreign exchange rate changes	1	(1)	-
At December 31, 2023	34	(27)	7
Acquisition of Aeterna (note 5)	3,352	-	3,352
Amortization	-	(162)	(162)
Impairment of intangible assets	(3,196)	-	(3,196)
Impact of foreign exchange rate changes	(1)	-	(1)
At December 31, 2024	189	(189)	-

On June 3, 2024, the Company acquired intangible assets of $3,352 through the Transaction (see Note 5). On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of CGHD had failed to meet its primary endpoints according to the definitions in the study protocol and recorded a partial impairment of the patent intangible assets as of September 30, 2024. Based on the results of the study and further strategic evaluation of the Company’s product portfolio as of December 31, 2024, the Company has decided to cease any future investments in macimorelin for the diagnosis of CGHD and is investigating all strategic options for the macimorelin assets.

Consequently, management has carried out an impairment test. The recoverable amount of the macimorelin patent intangible assets was estimated based on the present value of the future cash flows expected to be derived from the macimorelin patent intangible assets (value in use), assuming that the regulatory approval is delayed indefinitely. Accordingly, the recoverable amount of both the macimorelin adult and child patent intangible assets were estimated to be nil and a $3,195 impairment was recorded during the year ended December 31, 2024.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

13.	Payables and accrued liabilities

	December 31,
	2024	2023
	$	$
Trade accounts payable	2,407	281
Accrued research and development costs	1,344	34
Accrued employee benefits	607	130
Payroll tax and other statutory liabilities	25	-
Other accrued liabilities	347	567
	4,730	1,012

14.	Lease liabilities

The Company has leases for manufacturing facilities, office space, and warehouse. The lease liabilities consist of leases of buildings. The leases have been discounted using interest rates between 3.42% - 6.76%.

	December 31,
	2024	2023
	$	$
Balance – Beginning of year	1,698	1,932
Acquisition of Aeterna (note 5)	201	-
Additions	992	-
Interest paid as charged to net loss as other finance costs	87	95
Payment against lease liabilities	(421)	(370)
Modification of lease liability	(106)	-
Impact of foreign exchange rate changes	(141)	41
Balances – End of the year	2,310	1,698
Current lease liabilities	271	299
Non-current lease liabilities	2,039	1,399

Future lease payments as of December 31, 2024, are as follows:

Amount
$
Less than 1 year	395
1 – 3 years	619
4 – 5 years	604
1,618

In November 2024, the Company exercised extension options on two facility leases, extending each for five years. This resulted in a $992 increase to both the lease liability and a corresponding increase in the right-of-use asset for buildings (Note 11). This non-cash transaction is excluded from the Statement of Cash Flows.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

15.	Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Twelve months ended December 31, 2024
	Pension	Other
	benefit plans	benefit plans	Total
	$	$	$
Change in plan liabilities
Balances – Beginning of the period	-	-	-
Acquisition of Aeterna (note 5)	22,036	100	22,136
Current service cost	71	(12)	59
Interest cost	469	2	471
Actuarial loss from changes in financial assumptions	1,185	1	1,186
Benefits paid	(496)	-	(496)
Impact of foreign exchange rate changes	(949)	(4)	(953)
Balances – End of the period	22,316	87	22,403

Change in plan assets
Balances – Beginning of the period	-	-	-
Acquisition of Aeterna (note 5)	10,972	-	10,972
Interest income from plan assets	236	-	236
Employer contributions	23	-	23
Employee contributions	7	-	7
Benefits paid	(149)	-	(149)
Remeasurement of plan assets	28	-	28
Impact of foreign exchange rate changes	(448)	-	(448)
Balances – End of the period	10,669	-	10,669

Net liability of the unfunded plans	11,078	87	11,165
Net liability of the funded plans	569	-	569
Net amount recognized as Employee future benefits	11,647	87	11,734

Amounts recognized:
In net loss	297	(9)	288
Actuarial loss on defined benefit plans in other comprehensive loss	(1,157)	-	(1,157)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The fair values of each major class of the Company’s proportionate share of the multi-employer pension plan assets are as follows:

December 31,
2024
$
Cash and cash equivalents (level 1)	30
Debt instruments (level 1)	6,664
Equity instruments (level 1)	1,022
Real estate (level 3)	2,256
Other (level 3)	697
10,669

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans	Other benefit plans
	Years ended December 31,	Years ended December 31,
Actuarial assumptions	2024	2024
	%	%
Discount rate	3.40%	3.40%
Pension benefits increase	2.00%	-
Rate of compensation increase	2.50%	2.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

December 31,
2024
Years
Retiring at the end of the reporting period:
Male	21
Female	24

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

In accordance with the assumptions used as of December 31, 2024, undiscounted defined pension benefits expected to be paid are as follows:

Amount
$
2025	825
2026	871
2027	1,055
2028	1,081
2029	1,203
Thereafter	33,858
38,893

The weighted average duration of the defined benefit obligation is 14.0 years.

If variations in the following assumptions had occurred during 2024, the impact on the Company’s pension benefit obligation of $22,403 as of December 31, 2024, would have been as follows:

Assumption	Increase	Decrease
	$	$
Change in discount rate of 0.25%	(822)	694
Change in salary rate of 0.25%	410	(560)
Change in pension rate assumption by 0.25%	72	(97)
Change mortality by one year	1,009	(1,178)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

16.	Warrants

Warrant activity for the years ended December 31, 2024, 2023 and 2022, was as follows:

	Number	Weighted average exercise price	Amount
	#	$	$
Balance at December 31, 2022	-	-	-

Balance at December 31, 2023	-	-	-
Warrants either issued or assumed as part of the acquisition of Aeterna (note 5)	747,948	13.32	4,424
Exercised	(66,561)	0.01	(405)
Expired	(13,249)	165.00	-
Change in fair value of warrants	-	-	(2,456)
Balance at December 31, 2024	668,138	2.35	1,563

The method and inputs used in estimating the fair value of warrants on the acquisition date are described in Note 5. The fair values of warrants as at December 31, 2024 are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the period presented were as follows:

December 31, 2024
Expected dividend yield	$0.00
Expected volatility	65.00%
Risk-free annual interest rate	4.47%
Expected life (years)	2.67
Weighted average share price	$3.75
Weighted average exercise price	$2.35

The expected volatility of these warrants was determined using historical volatility rates and the expected life was determined based on time to expiry from the issuance date.

At December 31, 2024, the following warrants were outstanding:

Warrant issuance	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
February 2020	11,129	0.64	129.12
July 2020	56,210	0.51	45.00
August 2020	17,310	1.10	47.00
February 2021	16,507	1.14	181.25
June 2024	566,982	2.42	0.01
Balance – December 31, 2024	668,138	2.17	2.35

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

17.	Deferred share units

The Company grants deferred share units (“DSUs”) to members of its Board of Directors and DSUs cannot be redeemed until the holder is no longer a director of the Company. Under the terms of the Long-Term Incentive Plan (“LTIP”), DSUs vest immediately and can either be settled via equity issuance or a cash payment, which is determined by the Board of Directors on the date of issuance for each grant. Each DSU settled by the issuance of one common share of the Company, net of applicable withholding taxes, is classified as equity-settled, while the DSUs settled by cash payment are classified as cash-settled.

Cash-settled deferred share units

Cash-settled DSU activity for the year ended December 31, 2024, was as follows:

	Units	Amount
	#	$
Balance – January 1, 2024	-	-
Granted – Replacement awards (note 5)	49,230	344
Exercised	(36,980)	(167)
Change in fair value of cash-settled DSUs	-	(129)
Balance – December 31, 2024	12,250	48

The method and inputs used in estimating the fair value of DSUs on the acquisition date are described in Note 5. The fair value of the liability, classified as DSU liability, is subsequently remeasured at each reporting date and at settlement date, with changes in fair value recognized in profit or loss.

Equity-settled deferred share units

The compensation expense for the year ended December 31, 2024, was $411 (2023 - $nil) and is presented in selling, general and administrative expenses. Equity-settled DSU activity for the years ended December 31, 2024, 2023 and 2022, was as follows:

	2024	Amount
	#	$
Balance – December 31, 2022	-	-

Balance – December 31, 2023	-	-
Granted	65,000	411
Exercised	(12,500)	(79)
Balance – December 31, 2024	52,500	332

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

18.	Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

	Common shares	Amount
	#	$
Balance – January 1, 2022	1,833,260	13,389
Stock options exercised	12,917	107
Balance – December 31, 2022	1,846,177	13,496
Stock options exercised	1,416	21
Balance – December 31, 2023	1,847,593	13,517
Deemed issuance of shares to Aeterna shareholders (note 5)	1,213,967	8,485
Granted	79,061	484
Balance – December 31, 2024	3,140,621	22,486

As discussed in Note 1, Business Overview, on June 3, 2024, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Accordingly, all common shares, stock options and per share amounts in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange.

Share-based compensation

The Company grants stock options to eligible employees, directors and officers under stock option plans. During the year ended December 31, 2024, the Company granted nil (2023 – 21,712 and 2022 – 10,620) new stock options. The stock options have a term of seven years and will vest over a period of three years. The compensation expense for the year ended December 31, 2024, was $53 (2023 – $192 and 2022 – $69) recognized over the vesting period. Option activity for the year ended December 31, 2024, 2023, and 2022 was as follows:

	Stock options	Weighted average exercise price in $CAD
	#	$
Balance – January 1, 2022	70,572	23.73
Granted	10,620	21.61
Exercised	(12,917)	6.36
Cancelled / Forfeited	(3,540)	27.12
Balance –December 31, 2022	64,735	28.37
Granted	21,712	25.85
Exercised	(1,416)	11.86
Cancelled / Forfeited	(10,660)	25.00
Balance – December 31, 2023	74,371	28.40
Granted - Replacement options (note 5)	12,949	50.65
Cancelled / Forfeited	(11,296)	25.71
Balance – December 31, 2024	76,024	25.77

Concurrent with the Transaction described in Note 1, Business Overview, on June 3, 2024, each outstanding stock option was reissued to reflect the exchange rate of the Company’s common shares. Accordingly, all quantities and prices in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange and related adjustments.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

19.	Expenses by nature

	December 31,
	2024	2023	2022
	$	$	$
Inventory expensed during the year	4,432	3,472	5,344
Employee benefits expense	5,207	3,945	3,429
Depreciation and amortization	1,607	1,443	1,468
Professional and consulting fees	4,649	2,558	691
Third-party research and development	5,507	1,007	550
Impairment of property and equipment	1,061	-	-
Impairment of intangible assets	3,196	-	-
Other	2,208	(653)	(1,230)
	27,867	11,772	10,252

20.	Supplemental disclosure of cash flow information

	December 31,
	2024	2023	2022
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(1,683)	1,856	(607)
Inventories	1,107	(1,157)	(1,090)
Prepaid expenses and other current assets	(497)	(128)	21
Investment tax credit receivable	(743)	(95)	(65)
Payables and accrued liabilities	(823)	(418)	805
Deferred revenues	217	-	-
Provisions	276	-	-
Employee future benefits	(368)	-	-
	(2,514)	58	(936)

Additions of property and equipment of $306 for the year ended December 31, 2024 (2023 - $138) were acquired on deferred payment terms, the settlement of which are still outstanding at period end.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

21.	Income taxes

Significant components of the current and deferred income tax recovery for the years ended December 31, 2024, 2023 and 2022 are as follows:

	December 31,
	2024	2023	2022
	$	$	$
Current income tax expense	10	-	-
Deferred tax:
Origination and reversal of temporary differences	(3,924)	(961)	1,059
Tax rate changes and tax rate differences	-	70	46
Change in unrecognized deductible temporary differences	3,998	28	47
Prior period adjustments	10	(22)	(72)
Income tax (benefit) expense	84	(885)	1,080

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense for the years ended December 31, 2024, 2023 and 2022 is provided below:

	December 31,
	2024	2023	2022
	$	$	$
(Loss) Profit before tax	(15,225)	(4,370)	4,528
Combined Canadian federal and provincial statutory income tax rate	26.50%	23.00%	23.00%
Expected tax expense at the Canadian combined federal and statutory tax rate	(4,035)	(1,006)	1,041
Non-deductible expenses	215	45	18
Change in unrecognized deductible temporary differences	3,998	28	47
Change in tax rates and rate differences	(328)	70	46
Expiration of tax attributes	214	-	-
Prior period adjustments	15	(22)	(72)
Other	5	-	-
Income tax (benefit) expense	84	(885)	1,080

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

Loss before income taxes is attributable to the Company’s tax jurisdictions for the years ended December 31, 2024, 2023 and 2022. as follows:

	December 31,
	2024	2023	2022
	$	$	$
Canada	(10,796)	(4,370)	4,528
Germany	(4,265)	-	-
United States	(164)	-	-
	(15,225)	(4,370)	4,528

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
	$	$
Deferred tax assets are attributable to the following:
Patents	-	102
Intangibles	108	31
Other	56	-
SRED pool	170	184
Lease liabilities	43	391
Non-capital losses	941	1,378
Deferred tax assets	1,318	2,086
Offset by deferred tax liabilities	(1,318)	(2,011)
Net deferred tax asset	-	75

Deferred tax liabilities are attributable to the following:
Property and equipment	(1,292)	(2,011)
Other	(26)
Deferred tax liabilities	(1,318)	(2,011)
Offset by deferred tax assets	1,318	2,011
Net deferred tax liability	-	-

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $111,120.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The amount of deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet is as follows:

	December 31,
	2024	2023
	$	$
Canada	142,926	6,958
Germany	217,443	-
United States	5,634	-
	366,003	6,958

The non-capital loss carryforwards in Canada expire between 2026 and 2043, the United States expire between 2028 and 2042, and there is no expiry date on the losses in Germany. As of December 31, 2024, the Company also has unrecognized non-refundable Canadian Federal income tax credits of $1,818, which expire between 2031 and 2043. Deferred tax assets and non-refundable investment tax credits have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilize the benefits.

22.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to finance its manufacturing operations, research and development costs, selling, general and administrative expenses and working capital requirements. Historically, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 23. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

23.	Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2024, and 2023 are presented below.

December 31, 2024	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	16,393	-
Trade and other receivables	2,144	-
Restricted cash equivalents	123	-
Payables and accrued liabilities	-	4,712
	18,660	4,712

December 31, 2023	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	6,678	-
Trade and other receivables	290	-
Restricted cash equivalents	8	-
Payables and accrued liabilities	-	1,012
	6,976	1,012

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other receivables, restricted cash equivalents, and payables and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

As of December 31, 2024, one counterparty included in trade and other receivables comprised 75% of total receivables (2023 – one counterparty for 40%) of which $nil (2023 - $nil) was past due, considered to be impaired and fully provided for. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2024 and December 31, 2023, the Company has provided for all outstanding and unpaid amounts relating to its operations.

Based on historical data and management’s assessment of current credit risk, which remains low, no expected credit loss allowance is deemed necessary under IFRS 9. The Company continuously monitors customer creditworthiness and maintains strict credit policies. The Company considers the credit risk associated with these financial assets to be minimal. The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

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

While the Company has $16,393 in cash and cash equivalents at December 31, 2024, the Company has noted the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern (refer to note 1).

(c) Foreign exchange risk

Entities using the Canadian dollar as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Canadian Dollar. The following table summarizes the impact of a 10% change in the foreign exchange rates of the Canadian dollar against the US dollar on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2024, 2023 and 2022.

December 31, 2024		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	1,847	185	(185)

Financial liabilities
Accounts payable and accrued liabilities	90	(9)	9
Total increase (decrease)		176	(176)

December 31, 2023		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	95	10	(10)

Financial liabilities
Accounts payable and accrued liabilities	42	(4)	4
Total increase (decrease)		6	(6)

December 31, 2022		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	1,571	157	(157)

Financial liabilities
Accounts payable and accrued liabilities	732	(73)	73
Total increase (decrease)		84	(84)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

24.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2024	2023	2022
	$	$	$
Net (loss) income	(15,309)	(3,485)	3,448
Basic weighted-average number of shares outstanding	2,581,308	1,847,233	1,839,896
Dilutive weighted-average number of shares outstanding	2,581,308	1,847,233	1,854,537

Basic (loss) income per share	(5.93)	(1.89)	1.87
Dilutive (loss) income per share	(5.93)	(1.89)	1.86

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	140,774	74,371	30,727
Share purchase warrants	668,138	-	-

25.	Segment information

As of December 31, 2024 and a result of the Transaction, the Company has two reportable and operating segments: Active ingredient and Biopharmaceutical. The Company’s chief operating decision maker (the Chief Executive Officer) assesses the performance of the reportable segments based on revenues and operating losses before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. Accounting policies applied for the Active ingredient and the Biopharmaceutical segments are identical to those used for the purposes of the consolidated financial statements as described in Note 3.

Active ingredient

The Active ingredient segment involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan, oat oil and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Biopharmaceutical

The Biopharmaceutical segment includes the results of Aeterna Zentaris from its acquisition on June 3, 2024 (Note 5). The segment involves the commercializing and developing pharmaceutical therapeutics and diagnostic tests, including the Company’s lead product, Macrilen® (macimorelin). The segment also includes costs associated with the development of our pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

The table below summarizes the relevant financial information by operating segment:

	Year ended December 31, 2024
	Active ingredient	Pharmaceutical	Total
	$	$	$
Revenue	8,492	1,095	9,587
Cost of sales	(4,706)	(152)	(4,858)
Gross margin	3,786	943	4,729
Research and development	(3,943)	(4,361)	(8,304)
Impairment of intangible assets	-	(3,196)	(3,196)
Impairment of property and equipment	(1,061)	-	(1,061)
Loss from operations before SG&A and other income (expenses)	(1,218)	(6,614)	(7,832)
Selling, general & administrative			(10,448)
Loss from operations			(18,280)
Net other income			3,055
Loss before income taxes			(15,225)

	Year ended December 31, 2023
	Active ingredient	Pharmaceutical	Total
	$	$	$
Revenue	7,143	-	7,143
Cost of sales	(4,205)	-	(4,205)
Gross margin	2,938	-	2,938
Research and development	(2,040)	-	(2,040)
Income from operations before SG&A and other income (expenses)	898	-	898
Selling, general & administrative			(5,527)
Loss from operations			(4,629)
Net other income			259
Loss before income taxes			(4,370)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

	Year ended December 31, 2022
	Active ingredient	Pharmaceutical	Total
	$	$	$
Revenue	14,572	-	14,572
Cost of sales	(6,016)	-	(6,016)
Gross margin	8,556	-	8,556
Research and development	(1,371)	-	(1,371)
Income from operations before SG&A and other income (expenses)	7,185	-	7,185
Selling, general & administrative			(2,865)
Income from operations			4,320
Net other income			208
Income before income taxes			4,528

Major Customer

During the year ended December 31, 2024, the Company had sales to one major customer representing 79% of total revenue (2023 - 89% of total revenue, 2022 – 94% of total revenue). As at December 31, 2024, one customer represented 75% of total trade and other receivables (2023 – one customer amounted to 40%).

Non-current assets include restricted cash equivalents and property and equipment, and are detailed by geographical area as follows:

	December 31,
	2024	2023
	$	$
Germany	205	-
Canada	9,320	10,979
United States	71	-
Austria	1,493	681
	11,089	11,660

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(in thousands of US dollars, except share and per share data and where otherwise noted)

26.	Commitments and Contingencies

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	1,287
1 - 3 years	34
4 - 5 years	-
More than 5 years	-
1,321

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gaz expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

27.	Related party disclosures

Compensation of key management

Key management includes the Company’s Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	December 31,
	2024	2023	2022
	$	$	$
Salaries and short-term benefits	1,587	1,344	971
Post-retirement benefits	20	-	-
Stock-based compensation	411	121	44
	2,018	1,465	1,015

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

During the year ended December 31, 2024, the Company made payments for research and development expenditures to Angiogenesis Foundation for which a Director of the Company is the CEO of the Foundation of $50 (2023 - $201 and 2022 - $105). These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

28.	Subsequent event

Tariffs

On February 1, 2025, the President of the United States issued three executive orders directing the United States to impose new tariffs on imports originating from Canada, Mexico, and China. These orders call for additional 25% duty on imports into the United States of Canadian-origin and Mexican-origin products and 10% duty on Chinese-origin products, except for Canadian energy resources that are subject to an additional 10% duty.

On April 2, 2025, the orders in regard to goods imported from Canada and Mexico that are compliant with the Canada-United States-Mexico Agreement were suspended for a one-month period. The Company is assessing the direct and indirect impacts to its business of such tariffs, retaliatory tariffs or other trade protectionist measures as this situation develops.

Item 19. Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 1.4 to the Registrant’s report on Form 20-F furnished to the Commission on March 26, 2024)
1.5*	Certificate of Amendment and Articles of Amendment of the Registrant
1.6	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2	Description of Securities Registered Under Section 12 of The Exchange
4.1	Second Amended and Restated Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2013 filed with the Commission on March 21, 2014)
4.2	2018 Long-Term Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.7 of the Registrant’s Form S-8 filed with the Commission on May 8, 2018)
8.1	Subsidiaries of the Registrant
11.1*	Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report of Form 20-F/A for the financial year ended December 31, 2024 filed with the Commission on July 17, 2024)
11.2*	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3*	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1**	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Deloitte LLP
15.2**	Consent of Raymond Chabot Grant Thornton LLP
16.2**	Concurrence Letter from Raymond Chabot Grant Thornton LLP
97.1*	COSCIENS Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report of Form 20-F/A for the financial year ended December 31, 2024 filed with the Commission on July 17, 2024)
Code of Ethical Conduct

*	Incorporated by reference.
**	Filed with this annual report on Form 20-F.

Exhibit Index

101. INS XBRL Instance Document

101. SCH XBRL Taxonomy Extension Schema

101. CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB XBRL Taxonomy Extension Schema Label Linkbase

101. PRE XBRL Taxonomy Extension Schema Presentation Linkbase

112

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSCIENS BIOPHARMA INC.

/s/ Gilles Gagnon
Gilles Gagnon
President and Chief Executive Officer

Date: April 9, 2025

113