Form 20-F
period 2025-12-31
COSCIENS Biopharma Inc.
filed 2026-03-25
CIK 1113423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

OR

☐ Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number 001-38064

COSCIENS Biopharma Inc.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation)

c/o Borden Ladner Gervais, LLP, 22 Adelaide Street West, Suite 3400, Toronto ON M5H 4E3

(Address of Principal Executive Offices)

Peter Puccetti

Interim CEO and Chairman of the Board

COSCIENS Biopharma Inc.

Telephone: (843) 900-3223

E-mail:

c/o Borden Ladner Gervais, LLP,

22 Adelaide Street West, Suite 3400,

Toronto ON M5H 4E3, Canada

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the ACT: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 3,183,330 Common Shares as at December 31, 2025.

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

General

Except where the context otherwise requires, all references in this Annual Report on Form 20-F to the “Company”, “COSCIENS”, “we”, “us”, “our” or similar words or phrases are to COSCIENS Biopharma Inc. and its subsidiaries, taken together. In this Annual Report on Form 20-F, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars and references to “EUR” and “€” are to euros. Unless otherwise indicated, all information contained in this Annual Report on Form 20-F are presented as of December 31, 2025.

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

Special Note on Forward-Looking Statements

This Annual Report on Form 20-F and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements included in or incorporated by reference into this Annual Report on Form 20-F, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this Annual Report on Form 20-F and the documents incorporated herein by reference, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this Form 20-F and the documents incorporated herein by reference include, but are not limited to, statements relating to: the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the decision to wind-down the operations of Aeterna Zentaris GmbH and Zentaris IVF GmbH, the related insolvency filings, and the expected implications thereof, including any potential cost savings and accounting implications; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as the capability of such products to address unmet needs within the nutraceuticals market; the Company’s business strategy; the Company’s positioning in its target markets; the use and effects of tariffs to meet the presidential administration’s policy goals in the United States; the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels; the development and scale-up of new technologies; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; our ability to maintain an effective system of internal controls; the ability of the Company to terminate or suspend its reporting obligations under applicable U.S. securities laws; and the plans, objectives, future outlook and financial position of the Company in general. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to terminate or suspend its U.S. reporting obligations in a timely manner; the ability of the Company’s to execute on its strategic plans and find new customers and partners in connection therewith; the successful development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the ability to source the raw materials required to develop our oat-based products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers, on our costs and revenues, as well as on the macroeconomic framework in which we operate; the Company’s plans for its PGX Technology; the adequacy of our financial resources to finance operations and expenditure requirements; our ability to seek additional financing to fund our business activities in the future; and the plans, objectives, future outlook and financial position of the Company in general. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forecasts and projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecasts and projections.

2

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include among others: the Company’s present and future business strategies as described herein may not have the expected or desired results in the short-term or long-term; our revenues and expenses may fluctuate significantly, and we may fail to meet financial expectations; the Company’s ability to continue as a going concern; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; the imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related validation studies; results from our products under development may not be successful or may not support advancing the product; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to protect and enforce our patent portfolio and intellectual property; our ability to continue to list our common shares on the Toronto Stock Exchange (the “TSX”); and the continued trading and liquidity of our common shares on the OTCQB® Venture Market (the “OTC Market”); More detailed information about these and other factors is described under the caption “Key Information—Risk Factors”, in other documents furnished to the U.S. Securities and Exchange Commission (the “SEC”) and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

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

Risks Relating to Us and Our Business

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	our revenues and expenses may fluctuate significantly, and we may fail to meet financial expectations;
●	our ability to continue as a going concern;
●	we rely on one distribution partner for a large portion of our revenues;
●	we may be unable to generate significant revenues if our products do not gain market acceptance or if we fail to obtain acceptable prices or adequate reimbursement for our products;
●	competition in our targeted markets is intense, and development by other companies could render our products non-competitive;
●	our share price is volatile, which may result from factors outside of our control;
●	the delisting of our Common Shares from the TSX could impact their market price and liquidity;
●	we are dependent on a stable and consistent supply of high-quality ingredients and raw materials for our operations, which are subject to potential adverse conditions;
●	the failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls;
●	we may be unable to successfully commercialize our PGX Technology;
●	we may require significant additional financing, and we may not have access to sufficient capital;
●	the economic effects of a public health crisis may impact the market price of our Common Shares;
●	we are subject to uncertainty regarding the ultimate outcome of the insolvency proceedings of our German subsidiaries;
●	our net operating losses may be limited under U.S. tax laws;
●	we may be deemed a passive foreign investment company, which could result in adverse tax consequences;
●	investments in companies in our industries are generally considered to be speculative;
●	the imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations;
●	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success;
●	we may not obtain adequate protection for our current or future products through our intellectual property and trademark registrations;
●	we and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations;
●	we may infringe the intellectual property rights of others;
●	we may be subject to litigation in the future;

●	our Rights Plan may prevent changes of control of the Company;
●	we are subject to the risk of product liability claims for which we may not have adequate insurance coverage;
●	claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders;
●	it may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and corporate structure;
●	we can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective and if we fail il to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud;
●	we are subject to environmental laws and may be subject to environmental remediation obligations that may have a material adverse effect on our business;
●	we may incur losses associated with foreign currency fluctuations;
●	legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations;
●	data security breaches and other cyber security risks may disrupt our operations and adversely affect our operating results;
●	we do not intend to pay dividends in the near future;
●	future issuances of securities and hedging activities may depress the trading price of our Common Shares;
●	our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company;
●	our business could be negatively affected as a result of the actions of activist shareholders;
●	we are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations; and
●	in the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price or the value of our Common Shares or other securities.

We have a history of operating losses and are currently dependent on one distribution partner for over 84% of our revenues. Additionally, our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price of Common Shares or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include, but are not limited to, the following:

●	the addition of additional customers or distribution partners for our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast;

●	fluctuations in the demand from Symrise AG or their underlying customers for our oat-based pipeline products;

●	the development and successful commercialization for new oat-based products, including related marketing and launch costs;

●	the outcome of future litigation; and

●	foreign currency fluctuations.

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

In Note 1 to our consolidated financial statements included in this Annual Report, we disclose that there is substantial doubt about our ability to continue as a going concern. The Company’s ability to support its financial liabilities is dependent upon attaining profitable operations. While the Company believes that cash on hand and future cash flows from operations will be adequate to support the Company’s financial liabilities, future cash flows are dependent on a number of factors outside the Company’s control, including the potential direct and indirect impacts to its business of tariffs, retaliatory tariffs or other trade protectionist measures, and as such there is no assurance that it will be able to do so in the future. As such, there is no assurance that it will be able to realize its projected revenue and generate positive cashflows. If it is unable to do so, the Company may have to reduce or curtail operations and development activities, any of which could harm the business, financial condition and results of operations. The Company has the ability to scale its research and development activities, capital expenditures and restructure operations, and will do so as necessary, based on cash availability.

If necessary, we may also seek to obtain the capital needed to fund our operations through public or private equity offerings, debt financing transactions, refinancing or restructuring its current debt obligations, or by any other means. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate all of our sales efforts or to reduce or curtail operations and development activities, and our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. Future financial statements may disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. Additionally, even if we raise sufficient capital through additional equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. Any equity securities issued may provide rights, preferences or privileges senior to those of our current holders of common shares. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of common shares and a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. The terms of any debt securities issued could also impose significant restrictions on our operations.

We rely on one distribution partner for a large portion of our revenues.

Although we are continually seeking to expand our customer base and product offerings, we currently derive over 84% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients. Our future success in its base business cosmeceuticals market is dependent upon the continued demand by Symrise AG and their underlying customers, and the expansion of our customer base. Any decline in or loss of demand from Symrise AG or their underlying customers may have a negative impact on our revenues and an adverse impact on our business, financial condition, and results of operations, as was the case in 2023. The Company’s current exclusive long-term supply and distribution agreement with Symrise AG expires on December 31, 2026, and there can be no assurance that it will be extended beyond that date.

If our products do not gain broad market acceptance, we may be unable to generate significant revenues.

Our revenues largely depend on sales of our oat-based pipeline products under our supply and distribution agreement with Symrise AG. Broad market acceptance of our products depend on a number of factors, including, but not limited to, the following:

●	demonstration of clinical efficacy and safety of our products;

●	the prevalence and severity of any adverse side effects related to our products;

●	availability of alternative market offerings for our products;

●	the advantages and disadvantages of our products relative to current or alternative market offerings;

●	the classification and description of our products in relevant guidelines;

●	our ability to diversify of customer base outside of the Symrise AG distribution arrangement;

●	our ability to develop and effectively market new products;

●	the availability of acceptable pricing for our products; and

●	the effectiveness of marketing and distribution methods for our products.

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

Competition in our targeted markets is intense, and development by other companies could make our products non-competitive.

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

Although the vast majority of our current manufacture of our oat-based pipeline products is undertaken in-house, our operational strategy may change. We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for our products. To be successful, our products must be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, there are a limited number of contract manufacturers or suppliers that are capable of manufacturing our products or the materials used in their manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply our products, or to do so on commercially reasonable terms, we may not be able to commercialize our products. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

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

We may be unable to successfully commercialize our PGX Technology.

The Company has a license for Pressurized Gas eXpanded (PGX) Technology. PGX is a patented, unique technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility in Austria. Construction and technical validation of both facilities is now complete. The Company believes there are several feasible commercial applications for the technology, and is in the process of soliciting interest from potential industry partners, with the capability to commercialize specialty materials, such as yeast beta glucan, who may be interested in licensing the technology for use in their own production operations. However, there is no assurance that the Company will be able to successfully find such commercial partners or otherwise successfully commercialize the technology.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require significant additional capital to fund our commercialization efforts and may require additional capital to pursue planned activities, including the expansion of product offerings and related marketing and product launch costs. Although we believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months, we currently have no committed sources of capital and do not currently expect to any significant new or additional sources of revenues from operations in the near future.

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

Public health crises such as pandemics, epidemics or similar outbreaks could adversely impact our operations or the market price of our Common Shares. The extent to which such public health crises may impact our operations or the market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S. or Canada, including the duration and severity of such an outbreak and the actions taken in response to contain the outbreak or treat its impact, among others.

The spread of a pandemic may impact our operations, including the potential interruption of our supply chain. The spread of an infectious disease or other health crisis may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response thereto. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.

We are subject to uncertainty regarding the outcome of the insolvency proceedings of our German subsidiaries.

The orderly completion and ultimate outcome of the insolvency process for our German subsidiaries, Aeterna Zentaris GmbH and Zentaris IVF GmbH (collectively, the “German Subsidiaries”), are uncertain. The timing, conduct, and results of such proceedings are subject to the applicable legal frameworks, court supervision, and the determinations of insolvency officials, all of which are outside of our control.

The outcome of such proceedings may also have significant accounting and financial reporting implications, including on whether we may be required to recognize any impairment, disposals, or undertake any derecognition of assets and liabilities, or remeasurement of retained interests, if any, which could result in material non-cash charges, gains or losses. The assessment and timing of these accounting effects will depend on, among other things, the ultimate resolutions in the proceedings, which is uncertain at this time.

Further, as a result of the insolvency process, we anticipate surrendering our rights to Macrilen (macimorelin). The final disposition of intellectual property, licences, distribution arrangements, data, inventory, and related contracts associated with Macrilen will depend on the conduct and outcome of the insolvency process, which could differ materially from our current expectations. We may also face disputes or claims regarding ownership, use, or transfer of assets, data, or know how developed or held by the German Subsidiaries. We cannot predict the duration, or outcome of the insolvency proceedings, including whether and to what extent any proceeds, recoveries, or remaining interests will be realized by us.

Any delays, adverse rulings, unfavourable bids or creditor outcomes, regulatory or court-imposed conditions, or other unexpected developments could exacerbate these risks. If the proceedings or their consequences are more protracted or adverse than expected, our ability to execute our strategic plans could be materially and adversely affected. See “Item 4. Information on the Company – Recent Developments”.

Our net operating losses may be limited for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code.

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), then such corporation’s use of such “pre-change” NOLs to offset income earned following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders,” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its NOLs and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such NOLs or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOLs may vary from state to state. Due to previous ownership changes, or if we undergo an ownership change in the future, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes to our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Recent legislation added several limitations to the ability to claim deductions for NOLs in future years. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as such term is defined below under the heading “Material U.S. Federal Income Tax Considerations”) who directly or indirectly hold stock of a passive foreign investment company (“PFIC”). We would be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our taxable year ended December 31, 2025, and will not likely be a PFIC during our taxable year ending December 31, 2026. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2026, until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our taxable year ending December 31, 2026).

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common Shares, even if we ceased to meet the requirements for PFIC status. Absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark-to-market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares.

In addition, in certain cases U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election. However, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election. Therefore, there can be no assurance that a U.S. Holder will be able to make a successful QEF Election related to the Common Stock if we are or become a PFIC during the period when the U.S. Holder holds Common Stock.

If we are a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (on IRS Form 8621 Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), with their annual U.S. federal income tax returns relating to their ownership of Common Shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

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

The imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations.

Recently there have been significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S., including from Canada. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, and the availability and cost of alternative sources of supplies. For example, a majority of our revenue is generated in the United States under the supply and distribution agreement with Symrise AG and such revenue could become subject to tariffs for goods being imported from Canada. Additionally, our importation of raw materials, such as high-quality oats used in our avenanthramide products, could become subject to retaliatory tariffs imposed by Canadian authorities on goods imported from the United States. Additionally, it is possible that U.S. policy changes and uncertainty about such changes could increase market volatility and currency exchange rate fluctuations. As a result of these dynamics, we cannot predict the impact to our business of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success.

We are currently focusing our efforts on development and testing of PGX materials, as well as developing new markets for our avenanthramide based products. As a result, we may forego or delay pursuit of opportunities for our other products, which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications require substantial technical, financial and human resources. These activities, if pursued, may initially show promise in identifying potential product candidates or indications yet fail to yield product candidates or indications for further clinical development.

We may not obtain adequate protection for our products through our intellectual property and trademark registrations.

We rely heavily on our proprietary information in developing and manufacturing our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from PGX. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We have filed and are pursuing applications for patents and trademarks in many countries. Pending patent applications may not result in the issuance of patents, and we may not be able to obtain additional issued patents relating to our products.

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

We have filed applications for trademark registrations relating to avenanthramide, oat beta glucan and PGX products and applications in various jurisdictions, including the U.S. We may file applications for other possible trademarks for our current and future products. No assurance can be given that any of our trademarks will be registered elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations.

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

If we, or if any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may have adverse consequences, including subjecting us to fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, or civil penalties.

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

The industries we operate in have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent or other intellectual property rights, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

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

Our Rights Plan May Prevent Transactions Resulting in a Change of Control of the Company

Effective June 30, 2025, the shareholders re-approved our amended and restated shareholder rights plan (the “Rights Plan”) that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued Common Share, and one right will be issued with each additional Common Share that may be issued from time to time. The Rights Plan may have a significant anti-takeover effect. The Rights Plan has the potential to significantly dilute the ownership interests of an acquiror of our shares, and therefore may have the effect of delaying, deterring or preventing a change in control of the Company.

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

COSCIENS is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Ceapro Inc. (“Ceapro”), our principal operating subsidiary, holds most of our intellectual property rights. Because COSCIENS is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries, which may incur additional or other liabilities and/or obligations. As a result, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and, therefore, the rights of the holders of our securities to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Holders of our securities are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and, therefore, will have priority over the holders of our securities. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities and creditors holding guarantees. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or bankruptcy, insolvency or creditor protection proceedings relating to any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our securities. In addition, any distribution to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

It may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We previously identified material weaknesses in our internal control over financial reporting for the year ending December 31, 2024, which were subsequently remediated during the year ended December 31, 2025. The previously identified material weaknesses in our internal control over financial reporting were as follows:

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

Although we have completed our remediation of the previously identified material weaknesses, if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain misstatements and we could be required to restate our financial results. In addition, if we are unable to produce accurate consolidated financial statements in the future, our stock price, liquidity and access to the capital markets may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. Further, because of its inherent limitations, even our remediated and effective internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate.

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

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations in the U.S. and Canada concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. In the normal course of our business, such substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us or by previous occupants of the property, or by others and at third-party sites where we send waste.

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

Our operations are, in many instances, conducted in currencies other than our functional currency or the functional currencies of our subsidiaries. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the Canadian dollar and other currencies.

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

Attempts to gain unauthorized access to our information technology systems and those hosted by our third-party suppliers have become more sophisticated over time. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. Our network security and data recovery measures and those of third parties with which we contract, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions in our operations, could result in a material disruption of our clinical activities and business operations and could expose us to third-party legal claims. Furthermore, we could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

Our business processes personal information, and the use of this information is critical to our operations and innovation, including the development of our products, as well as management of our employees. New and evolving regulations could bring increased scrutiny of our data management in the future. Any cyber-attacks or other failure to protect critical and sensitive systems and information could damage our reputation, prompt litigation or lead to regulatory sanctions, all of which could materially affect our financial condition and results of operation.

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

Between January 1, 2025 and December 31, 2025, the closing price of our Common Shares ranged from C$2.80 to C$5.98 per share on the TSX. From January 1, 2025 until September 3, 2025 the closing price of our Common Shares ranged from $2.43 to $4.35 per share on the NASDAQ Capital Market (“NASDAQ”) and from September 4, 2025 until December 31, 2025, the closing price of our Common Share ranged from $2.02 to $2.70 per share on the “over-the-counter market”. As of March 24, 2026, the price of our Common Shares on the TSX was C$1.27 and $0.92 on the OTC Market. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the life sciences industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);
●	delays in our anticipated commercialization timelines;
●	announcements by us regarding technological, regulatory or other matters;
●	arrivals or departures of key personnel;
●	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;
●	the use and effects of tariffs could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate;
●	developments or disputes concerning patent or proprietary rights;
●	actual or anticipated fluctuations in our revenues or expenses;
●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and
●	economic conditions in the U.S. or abroad, including the instability due to pandemics, armed conflicts or other events.

Our listing on the TSX may increase price volatility due to various factors, including different ability to buy or sell our Common Shares, different market conditions in different capital markets, and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. A thin trading market could cause the share price of our Common Shares to fluctuate significantly more than the stock market as a whole.

Our Common Shares may be delisted from the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are listed on the TSX. In order to maintain that listing, we must satisfy minimum financial and other requirements. The Corporation may not be compliance with all ongoing listing requirements. If we fail to continue to meet all applicable continued listing requirements for the TSX in the future and the TSX determines to delist our Shares, the delisting could adversely affect the market liquidity of our Common Shares, our ability to obtain financing to repay debt and fund our operations.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. As a result, the return on an investment in our Common Shares, or any of our other securities, will depend upon any future appreciation in value. There is no assurance that our Common Shares will appreciate in value or even maintain the price at which shareholders have purchased them.

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

Proxy contests have been waged against many companies in our industry over the last few years. If faced with a proxy contest, we may not be able to successfully respond to the contest, which would be disruptive to our business. Even if we are successful, our business could be adversely affected by a proxy contest because:

●	responding to proxy contests and other actions by activist shareholders may be costly and time-consuming, and may disrupt our operations and divert the attention of management and our employees;
●	perceived uncertainties as to the potential outcome of any proxy contest may result in our inability to consummate potential acquisitions, collaborations or in-licensing opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and
●	if individuals that have a specific agenda different from that of our management, or other members of our board of directors (the “Board”) are elected to our Board as a result of any proxy contest, such an election may adversely affect our ability to effectively and timely implement our strategic plan and to create value for our shareholders.

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

In 2025, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2025, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2026 or in future financial years.

If we were to lose our foreign private issuer status as of June 30 of any given financial year, we would be required to comply with the Securities Exchange Act of 1934 reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we have historically incurred as a foreign private issuer. As a result, we would expect that a potential loss of foreign private issuer status at some future point in time could increase our legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much our legal, financial reporting and accounting compliance costs may increase in such eventuality.

Item 4.	Information on the Company

A.	History and development of the Company

The Company was incorporated on September 12, 1990 under the Canada Business Corporations Act (the “CBCA”) and continues to be governed by the CBCA. The Company, which previously operated under the name Aeterna Laboratories Inc., changed its name to Aeterna Zentaris Inc. (“Aeterna”) in May 2004.

On November 17, 2015, we completed 100-to-1 share consolidation (i.e., reverse stock split), on July 18, 2022, we completed a 25-for-1 share consolidation and on June 3, 2024, in connection with the Arrangement (defined below) we completed a 4-for-1 share consolidation.

On June 3, 2024, Aeterna and Ceapro Inc. (“Ceapro”), closed an all-stock merger of equals transaction pursuant to a court-approved plan of arrangement under the CBCA (the “Transaction”). In connection with the Transaction, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share, and Aeterna shareholders received 0.47698 of a share purchase warrant for each Aeterna common share held. Following closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares, each on a fully diluted basis.

Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015 under the trading symbol “AEZS”, and subsequently began trading on both the NASDAQ and the TSX under the trading symbol “CSCI” on August 9, 2024. The Company voluntarily delisted from NASDAQ effective as of September 5, 2025, while maintaining its listing on the TSX.

Following the NASDAQ delisting, FINRA’s Department of Market Operations assigned the trading symbol “CSCIF” to the Company’s Common Shares for quoting and trading on the informal over-the-counter market in the United States as of September 4, 2025, and on January 7, 2026 the Company’s Common Shares became OTC quoted for trading on the OTC Market.

The Company is a holding company. Ceapro, a wholly-owned direct subsidiary, existing under the Canada Business Corporations Act, is our principal operating subsidiary. The Company’s other operating subsidiary is

Aeterna Zentaris, Inc., a wholly-owned direct subsidiary incorporated in the state of Delaware.

On December 30, 2025, the Company effected the dissolution of Juvente DC Inc., a former subsidiary of Ceapro Inc., and on March 23, 2026, an application was filed by the German Subsidiaries in a German court to open insolvency proceedings in respect to the German Subsidiaries. For further information, see “– Recent Developments” (below).

Our registered address is located at 22 Adelaide Street West., Suite 3400, Toronto, Ontario, Canada M5H 4E3 c/o Borden Lander Gervais LLP; our telephone number is (843) 900-3223 and our website is www.cosciensbio.com/. Our agent for service of process and SEC matters in the U.S. is our wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486.

For additional information on the Company, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov.

Recent Developments

Wind Down of BioPharma Business

On March 5, 2026, the Company announced that it had made the strategic decision to cease funding its German subsidiaries, each based in Frankfurt. As a result, the Company’s subsidiary, AEZS Germany, and its wholly owned subsidiary Zentaris IVF GmbH, made insolvency filings in a German court on March 23, 2026.

The Company has historically pursued the development of its pharmaceutical therapeutic assets, including its main pharmaceutical asset, Macrilen® (macimorelin), via its German Subsidiaries (collectively, the “Biopharmaceutical Business”). Macrilen is an FDA and EMA approved oral test indicated for the diagnosis of adults with growth hormone deficiency and is commercially available in a number of countries, but the Biopharmaceutical Business has historically operated at a loss. The long-term viability of the business was always largely dependent on the Company’s ability to expand the market for Macrilen, either by obtaining FDA approval for a pediatric indication in the U.S., or otherwise. In light of the previously announced disappointing results of Macrilen’s Phase 3 DETECT trial and subsequent Type C meeting with the FDA (which represented a significant setback to the Company’s hopes for a full pediatric approval in the U.S.), the Company undertook a strategic review of its options, including by exploring the viability of (i) alternative options for expansion of Macrilen into the U.S. market, (ii) a possible sale of the product and/or of the German Subsidiaries, and (iii) additional licensing and partnership opportunities.

As a result of the insolvency process, the Company anticipates surrendering its rights to Macrilen and significantly reducing its ongoing operating expenses and meaningfully extending its available cash resources. See Item 5. for information.

B.	Business overview

COSCIENS is a life science company focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. The Company’s primary active ingredient business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems. The primary source of business stems from a commercial line of natural active ingredients including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales. A small portion of current revenues represent veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and other countries in Asia. The Company’s primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

Over the last decade, the Company’s development projects in the active ingredients space have focused on its expertise in oats, which have a host of well-documented health care benefits, and on developing new innovative natural health care products or technologies. The Company also continues to explore opportunities for expansion into new product applications and categories, including as discussed below.

Avenanthramides for Potential Applications in Inflammation Based Diseases

In November 2023, the Company initiated a safety study evaluating avenanthramides, for potential applications in managing conditions related to inflammation. The Phase 1-2a study is a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of avenanthramide. 72 healthy subjects completed the Phase 1 portion of the trial which included 48 healthy subjects in a single ascending dose (SAD) arm and 24 healthy subjects in a multiple ascending dose (MAD) arm. Given that no significant adverse reactions have been observed during SAD and MAD phases, an independent data and safety monitoring board gave the green light to start the Phase 2a portion, with patients suffering from mild inflammation. A total of 20 patients were enrolled in the Phase 2a portion which is designed to gather initial insights into its potential efficacy. The Phase 2a study concluded in Q3 2025 and the complete study results will be available in the coming months.

Technology

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for the healthcare and cosmetic industries. These and similar manufactured products are sold primarily through distribution networks.

The Company’s core technologies used to extract and process bio actives include proprietary Ethanol Fractionation Processes (EFP) and Pressurized Gas eXpanded (PGX) Technology. EFP is currently used to produce the Company’s Active ingredient formulations and mostly used to produce liquid formulations. The Company also has a license for the PGX Technology, which is a patented, unique technology which simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and food grade ethanol at mild temperatures. PGX has several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In a single step and using green solvents, it has the ability to generate purified highly porous polymer composites such as aerogels which cannot be made using conventional drying technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals.

In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility in Austria. Construction and technical validation of both facilities is now complete. The Company is accelerating development and commercialization efforts for its patented PGX Technology. Although these commercialization efforts are still in the early stages, the Company has begun engaging potential industry partners to demonstrate both its ability to produce specialty materials directly and its capacity to provide PGX Technology for integration into its partners’ own production operations.

The Company acknowledges that uncertainty remains regarding the ability of the Company to successfully commercialize PGX Technology, and that it is not yet generating revenue from this platform. Nevertheless, the Company remains firmly committed to advancing its development. The Company continues to engage with potential industry partners and government agencies to support the creation of new PGX applications and to drive the ongoing commercial progression of this unique technology.

The Company has also entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements, the Company works to develop and scale up the new technologies with the goal of commercializing the technologies or products derived from such technologies. The development of these new technologies is a costly, complex and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. The Company’s ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable.

Production

The Company’s dedicated production team successfully responded to the market demand for the cosmeceutical base business by producing over 144 metric tons of active ingredients in 2025. As part of its ordinary course of operations, the Company successfully passed audits conducted by customers at its Edmonton facility and continued to operate under its site license from the Health Canada Natural Product Directorate, which enables the Company to manufacture, package, label, release and distribute final products.

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

Principal Markets

A description of the principal markets in which we compete, including a geographical and categorical breakdown of our revenues in the past three years, is presented in note 26 (Segment information) to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.

Seasonality

Demand for the Company’s products varies from year to year and there is no seasonality or cyclical trend that can be specifically derived from the last decade.

Raw Materials

The Company adds further value to its extracts and “active ingredients” from oats and other renewable plant resources by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. The Company has historically been able to source the direct raw materials required for the specific formulation of its products, including grain and grain-derived materials, at varying prices which allowed it to produce finished goods. The raw materials that the Company purchases in the ordinary course may be subject to variation due to the season’s output in grain quality.

An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Economic Dependence

The Company derives over 84% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, and the Company is continually seeking to expand its customer base. The Company’s future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of the Company’s customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on the Company’s revenues and an adverse impact on its business, financial condition, and results of operations. The Company’s current exclusive long-term supply and distribution agreement with Symrise AG expires on December 31, 2026.

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

Intellectual Property – Patents

We seek to protect our compounds, manufacturing processes, compositions and methods for our lead products through a combination of patents, trade secrets and know-how. Our patent portfolio consists of two owned and in-licensed patent families issued, granted or pending in the U.S., Europe and other jurisdictions. The patent positions of companies in the biotechnology and pharmaceutical industries are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims, if any, that may be allowed under any of our patent applications, or the enforceability of any of our allowed patents. See “Item 3.D. Risk Factors - We may not obtain adequate protection for our products through our intellectual property and trademark registrations.”

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

PGX Technology

During the year ended December 31, 2014, Ceapro became party to a licence agreement with the University of Alberta (the “PGX Agreement”) for the rights to PGX. The PGX Agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first. For further information on PGX please see “Item 4.B. – Business Overview - Technology” (above).

Avenanthramides

During the year ended December 31, 2012, Ceapro entered into a licence agreement with the Canadian Government for a new technology to increase the concentration of avenanthramides in oats (the “Avenanthramides Agreement”). This unique technology represents a way to manage the risks related the availability and quality of raw material used in production and provides for the ability to produce higher concentrations of avenanthramides which should enable the production of larger quantities of product allowing Ceapro to grow its cosmeceutical sector while also allowing for the development of pharmaceutical-grade powder formulations. The Avenanthramides Agreement remains in force until the last patent has expired which will be in March of 2030, or until the patents have been abandoned.

C.	Organizational structure

Our corporate structure, the jurisdiction of incorporation of our direct and indirect subsidiaries and the percentage of shares that we held in those subsidiaries as at December 31, 2025 as set forth under the caption “Item 4.A. History and development of the Company”.

D.	Property, plants and equipment

Our registered address is located in Toronto, Canada and our largest office is located in Edmonton, Canada. We do not own any real property. The following table sets forth information with respect to our main facilities as at December 31, 2025.

Location	Use of space	Square Footage	Type of interest
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	484	Leasehold
7824 51 Ave NW, Edmonton, AB T6E 6W2	Occupied for management, manufacturing, R&D, business development and administration	29,764	Leasehold
8339 Roper Rd. Edmonton, AB T6E 6W2	Occupied for management, manufacturing, R&D, business development and administration	8,272	Leasehold

The facility in Germany is now subject to insolvency proceedings. For further information, see “– Recent Developments” (above). We believe that the Edmonton facility is adequate to meet our ongoing needs.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) for the year ended December 31, 2025. In this MD&A, “COSCIENS”, the “Company”, “we”, “us” and “our” mean COSCIENS Biopharma Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements as of December 31, 2025, 2024 and 2023 (the “Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). This material, and additional information about the Company, is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.cosciensbio.com.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on, and is dated, March 25, 2026.

About Forward-Looking Statements

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements included in or incorporated by reference into this MD&A, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, and the documents incorporated herein by reference, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to, statements relating to: the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the decision to wind-down the operations of Aeterna Zentaris GmbH and Zentaris IVF GmbH, the related insolvency filings, and the expected implications thereof, including any potential cost savings and accounting implications; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as the capability of such products to address unmet needs within the nutraceuticals market; the Company’s business strategy; the Company’s positioning in its target markets; the use and effects of tariffs to meet the presidential administration’s policy goals in the United States; the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; our ability to maintain an effective system of internal controls; the ability of the Company to terminate or suspend its reporting obligations under applicable U.S. securities laws; and the plans, objectives, future outlook and financial position of the Company in general. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to terminate or suspend its U.S. reporting obligations in a timely manner; the ability of the Company’s to execute on its strategic plans and find new customers and partners in connection therewith; the successful development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the ability to source the raw materials required to develop our oat-based products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers, on our costs and revenues, as well as on the macroeconomic framework in which we operate; the Company’s plans for its PGX Technology;; the adequacy of our financial resources to finance operations and expenditure requirements; our ability to seek additional financing to fund our business activities in the future; and the plans, objectives, future outlook and financial position of the Company in general.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others: the Company’s present and future business strategies as described herein may not have the expected or desired results in the short-term or long-term; our revenues and expenses may fluctuate significantly, and we may fail to meet financial expectations; the Company’s ability to continue as a going concern; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates the imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related validation studies; results from our products under development may not be successful or may not support advancing the product; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to protect and enforce our patent portfolio and intellectual property; our ability to continue to list our common shares on the Toronto Stock Exchange (the “TSX”); the continued trading and liquidity of our common shares on the OTCQB® Venture Market (the “OTC Market”); and our ability to deregister from, and terminate our reporting obligations under, the Securities Exchange Act of 1934 (“Exchange Act”), and to realize any projected cost savings therefrom, as well as any impact on the trading of our common shares as a result thereof.

More detailed information about these and other factors is included under “Risk Factors” in the Annual Report on Form 20-F and in other documents furnished to the U.S. Securities and Exchange Commission (the “SEC”) and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

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

Company Overview

COSCIENS is a life science company focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. The Company’s primary active ingredient business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems. Segmented information regarding the active ingredient business is available in the Notes to the Annual Financial Statements, in addition to segmented information regarding the Company’s biopharmaceutical business. As discussed below under the heading “Recent Developments”, the Company has recently announced the winding down of its existing biopharmaceutical operating segment.

The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTC Market under the symbol “CSCI.F”.

Recent Developments

Wind-Down of Juvente Cosmeceuticals

In 2025, the Company made the decision to suspended operations for the cosmeceutical line, JuventeDC, and as of December 30, 2025, the Company effected the dissolution of Juvente DC Inc.

Wind Down of Biopharmaceutical Business

On March 5, 2026, the Company announced that it had made the strategic decision to cease funding its German subsidiaries,(the “German Subsidiaries”), being Aeterna Zentaris GmbH (a wholly-owned direct subsidiary of the Company) and Zentaris IVF GmbH (a wholly-owned direct subsidiary of Aeterna Zentaris GmbH), each based in Frankfurt.

As a result of the Company’s decision, management of the German Subsidiaries made an insolvency filing in a German Court on March 23, 2026 to open insolvency proceedings.

The Company has historically pursued the development of its pharmaceutical therapeutic assets, including its main pharmaceutical asset, Macrilen® (macimorelin) (“Macrilen”), via its German Subsidiaries (collectively, the “Biopharmaceutical Business”). Macrilen is an FDA and EMA approved oral test indicated for the diagnosis of adults with growth hormone deficiency and is commercially available in a number of countries, but the Biopharmaceutical Business has historically operated at a loss. The long-term viability of the business was always largely dependent on the Company’s ability to expand the market for Macrilen, either by obtaining FDA approval for a pediatric indication in the U.S. or otherwise. In light of the previously announced disappointing results of Macrilen’s Phase 3 DETECT trial and subsequent Type C meeting with the FDA (which represented a significant setback to the Company’s hopes for a full pediatric approval in the U.S.), the Company undertook a strategic review of its options, including by exploring the viability of (i) alternative options for expansion of Macrilen into the U.S. market, (ii) a possible sale of the product and/or of the German Subsidiaries, and (iii) additional licensing and partnership opportunities.

As a result of the insolvency process, the Company anticipates surrendering its rights to Macrilen and significantly reducing its ongoing operating expenses and meaningfully extending its available cash resources.

Specifically, it is currently anticipated that the Company’s decision to walk away from the Biopharmaceutical Business will generate approximately $1.9 million in annualized cost savings by eliminating ongoing operating losses at the subsidiary level and reducing related administrative costs at the corporate level. As part of the insolvency proceedings and the court appointment of a (preliminary) insolvency administrator, the Company is expected to lose control of the German Subsidiaries and will no longer consolidate the entities in future financial statements. Notably, this includes derecognition of the liability for Employee future benefits resulting from unfunded pension liability associated with the German subsidiaries, which as of December 31, 2025 was $11.0 million.

Active Ingredients Business

The Company’s primary source of business stems from a commercial line of natural active ingredients including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales. A small portion of current revenues represent veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and other countries in Asia. The Company’s primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

Over the last decade, the Company’s development projects in the active ingredients space have focused on its expertise in oats, which have a host of well-documented health care benefits, and on developing new innovative natural health care products or technologies. The Company also continues to explore opportunities for expansion into new product applications and categories, including as discussed below.

Technology

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for the healthcare and cosmetic industries. These and similar manufactured products are sold primarily through distribution networks.

The Company’s core technologies used to extract and process bio actives include proprietary Ethanol Fractionation Processes (EFP) and Pressurized Gas eXpanded (PGX) Technology. EFP is currently used to produce the Company’s active ingredient formulations and mostly used to produce liquid formulations. The Company also has a license for the PGX Technology, which is a patented, unique technology which simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and food grade ethanol at mild temperatures. PGX has several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In a single step and using green solvents, it has the ability to generate purified highly porous polymer composites such as aerogels which cannot be made using conventional drying technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals.

In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility in Austria. Construction and technical validation of both facilities is now complete.

The Company is accelerating development and commercialization efforts for its patented PGX Technology. Although these commercialization efforts are still in the early stages, the Company has begun engaging potential industry partners to demonstrate both its ability to produce specialty materials directly and its capacity to provide PGX Technology for integration into its partners’ own production operations.

The Company acknowledges that uncertainty remains regarding the ability of the Company to successfully commercialize PGX Technology, and that it is not yet generating revenue from this platform. Nevertheless, the Company remains firmly committed to advancing its development. The Company continues to engage with potential industry partners and government agencies to support the creation of new PGX applications and to drive the ongoing commercial progression of this unique technology.

Further Potential Cost Savings - Plan to Suspend SEC Reporting Obligations

As previously disclosed, the Company voluntarily delisted from the Nasdaq Capital Market effective September 5, 2025, as the first step in a broader strategy to seek to cease its public reporting obligations under the Exchange Act, as part of the Company’s overall cost savings agenda. The Company intends to take additional steps towards that goal during 2026, including by filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission (“SEC”) in connection with a proposed transaction which would, if approved by regulators and ultimately by Company shareholders, enable the Company to file a Form 15-F with the SEC with the intention of suspending the Company’s public reporting obligations under the Exchange Act, including the Corporation’s obligations to file and submit annual reports on Form 20-F and reports on Form 6-K with the SEC.

For greater certainty, the Company intends to remain listed on the TSX, continue to have its Common Shares posted for trading on the OTC Market, and continue to meet its public reporting obligations as a “reporting issuer” under applicable Canadian securities laws, including by filing its continuous disclosure documents on its profile on SEDAR+ at www.sedarplus.ca. Further information regarding the Company’s plans to suspend its public reporting obligations under the Exchange Act, and the expected cost savings, will be disclosed by the Company in due course.

Consolidated Statements of Loss and Comprehensive Loss Data

(in thousands of US dollars, except loss per share)	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024	2023
	$	$	$	$
Revenues	1,766	3,322	7,498	9,587	7,143
Cost of sales	(1,157)	(1,273)	(4,851)	(4,858)	(4,205)
Gross profit	609	2,049	2,647	4,729	2,938

Research and development	(599)	(2,913)	(2,950)	(8,304)	(2,040)
Selling, general and administrative	(2,398)	(2,746)	(10,062)	(10,448)	(5,527)
Impairment of intangible assets	-	(1,737)	-	(3,196)	-
Impairment of property and equipment	-	(1,061)	(240)	(1,061)	-
Impairment of inventory	-	-	(76)	-	-
Loss from operations	(2,388)	(6,408)	(10,681)	(18,280)	(4,629)

Other income	215	759	333	3,055	259
Loss before income taxes	(2,173)	(5,649)	(10,348)	(15,225)	(4,370)

Income tax recovery (expense)	(10)	(1,082)	(10)	(84)	885
Net loss	(2,183)	(6,731)	(10,358)	(15,309)	(3,485)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	218	70	(961)	(771)	492
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) on defined benefit plans	723	(221)	1,960	(1,157)	-
Comprehensive loss	(1,242)	(6,882)	(9,359)	(17,237)	(2,993)

Basic loss per share	(0.69)	(2.15)	(3.27)	(5.93)	(1.89)

Weighted average number of shares outstanding (basic)	3,182,864	3,134,804	3,165,300	2,581,308	1,847,233

Revenue and cost of sales

The following table summarizes our gross margin earned during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	1,757	2,394	(637)	(27%)
Pharmaceutical	9	928	(919)	(99%)
Total revenue	1,766	3,322	(1,556)	(47%)
Cost of sales
Active ingredients	1,099	1,200	(101)	(8%)
Pharmaceutical	58	73	(15)	(21%)
Total cost of sales	1,157	1,273	(116)	(9%)
Gross Margin	609	2,049	(1,440)	(70%)
Gross Margin %	34%	62%

Our total revenue for the three-month period ended December 31, 2025, was $1.8 million (effectively all of which was generated by the active ingredients business) as compared to $3.3 million for the same period in 2024, a decrease of $1.5 million. This decrease is primarily due to a $0.9 million decrease in pharmaceutical revenue (primarily as a result of the recognized breakage revenue in 2024 following the unexpected results of the pediatric trial of $0.7 million) as well as a decrease of $0.6 million in sales of active ingredients from prior period due to the timing of shipments. Cost of sales for the three-month period ended December 31, 2025, decreased by $0.1 million, primarily due to the lower sales volumes in the active ingredients business during the period. The gross margin for the three-month period ended December 31, 2025, was $0.6 million as compared to $2 million for the same period in 2024, a decrease of $1.4 million, or 70%, which was primarily a result of lower pharmaceutical deferred revenues recognized, which typically carry higher margins, as well as production overruns for the active ingredients business during Q4 2025.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	7,037	8,492	(1,455)	(17%)
Pharmaceutical	461	1,095	(634)	(58%)
Total revenue	7,498	9,587	(2,089)	(22%)
Cost of sales
Active ingredients	4,634	4,706	(72)	(2%)
Pharmaceutical	217	152	65	43%
Total cost of sales	4,851	4,858	(7)	0%
Gross Margin	2,647	4,729	(2,082)	(44%)
Gross Margin %	35%	49%

Our total revenue for the twelve-month period ended December 31, 2025, was $7.5 million ($7.0 million of which was generated by the active ingredients business) as compared to $9.6 million for the same period in 2024, a decrease of $2.1 million. This decrease is primarily due to a decrease of $1.5 million in sales of active ingredients from prior period due to timing of shipments, as well as a $0.6 million decrease in pharmaceutical revenue (primarily as a result of the recognized breakage revenue in 2024 following the unexpected results of the pediatric trial of $0.7 million). Cost of sales for the twelve-month period ended December 31, 2025 stayed consistent year over year. The gross margin for the twelve-month period ended December 31, 2025, was $2.6 million as compared to $4.7 million for the same period in 2024, a decrease of $2.1 million or 44%, which was primarily a result of lower revenues during the year, as well as production overruns throughout the year for the active ingredients business.

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

Our total revenue for the twelve-month period ended December 31, 2024, was $9.6 million ($8.5 million of which was generated by the active ingredients business) as compared to $7.1 million for the same period in 2023, an increase of $2.4 million. This increase was primarily due to a $1.3 million increase in sales of active ingredients from the prior period as well as a $1.1 million in pharamaceutical revenue due to the merger completed in 2024. Cost of sales for the twelve-month period ended December 31, 2024, increased by $0.7 million, primarily due to the higher sales volumes during the period. The gross margin for the twelve-month period ended December 31, 2024, was $4.7 million as compared to $2.9 million for the same period in 2023, an increase of $1.8 million. This increase is in line with the movements in revenue and cost of sales and is primarily due to the high gross margin on pharmaceutical sales.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	64	548	(484)	(88%)
Macimorelin pediatric DETECT-trial	2	694	(692)	(100%)
Investment tax credits	-	737	(737)	(100%)
Other programs	58	201	(143)	(71%)
Sub total	124	2,180	(2,056)	(94%)
Employee-related expenses	475	670	(195)	(29%)
Facilities, depreciation, and other expenses	-	63	(63)	(100%)
Total	599	2,913	(2,314)	(79%)

Our total research and development expenses for the three-month period ended December 31, 2025, were $0.6 million as compared to $2.9 million for the same period in 2024, a decrease of $2.3 million. This decrease was primarily due to:

●	Decreased spending on the DETECT trial of $0.7 million and on other pharmaceutical projects of $0.1 million;
●	A prior year de-recognition for the active ingredients business of non-refundable Canadian Federal investment tax credits of $0.7 million in accordance with the Company’s accounting policies;
●	Decreased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases under the active ingredients business of $0.5 million; and
●	Decreased employee and facility related costs (most of which relate to the pharmaceutical business) of $0.3 million, primarily attributable to the restructuring during the period.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	731	2,149	(1,418)	(66%)
Macimorelin pediatric DETECT-trial	274	2,376	(2,102)	(88%)
Investment tax credits	-	737	(737)	(100%)
Other programs	443	1,239	(796)	(64%)
Sub total	1,448	6,501	(5,053)	(78%)
Employee-related expenses	1,438	1,666	(228)	(14%)
Facilities, depreciation, and other expenses	64	137	(73)	(53%)
Total	2,950	8,304	(5,354)	(64%)

Our total research and development expenses for the twelve-month period ended December 31, 2025, were $3.0 million as compared to $8.3 million for the same period in 2024, a decrease of $5.3 million. This decrease was primarily due to:

●	Decreased spending on the DETECT trial of $2.1 million and on other pharmaceutical projects of $0.8 million;
●	Decreased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases under the active ingredients business of $1.4 million;
●	A prior year de-recognition for the active ingredients business of non-refundable Canadian Federal investment tax credits of $0.7 million in accordance with the Company’s accounting policies; and
●	Decreased employee and facility related costs (most of which relate to the pharmaceutical business) of $0.3 million, primarily attributable to the restructuring during the period.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	2,149	575	1,574	274%
Macimorelin pediatric DETECT-trial	2,376	-	2,376	100%
Investment tax credits	737	-	737	100%
Other programs	1,239	545	694	127%
Sub total	6,501	1,120	5,381	480%
Employee-related expenses	1,666	892	774	87%
Facilities, depreciation, and other expenses	137	28	109	389%
Total	8,304	2,040	6,264	307%

Our total research and development expenses for the twelve-month period ended December 31, 2024, were $8.3 million as compared to $2.0 million for the same period in 2023, an increase of $6.3 million. This increase was primarily due to:

●	Increased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases under the active ingredients business of $1.6 million;
●	Increased trial costs associated with the DETECT trial of $2.4 million and $0.7 million costs related to other pharmaceutical projects, attributable to the merger completed in 2024;
●	A de-recognition for the active ingredients business of non-refundable Canadian Federal investment tax credits of $0.7 million in accordance with the Company’s accounting policies; and
●	Increases in employee and facility related costs of $0.9 million.

Selling, general and administrative expenses

The following table summarizes our selling, general and administrative expenses incurred during the period indicated:

(in thousands of US dollars, except percentages)	Three months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	894	1,011	(117)	(12%)
Insurance	231	291	(60)	(21%)
Professional fees	862	427	435	102%
Other office & general expenses	411	1,017	(606)	(60%)
Total selling, general and administrative expenses	2,398	2,746	(348)	(13%)

Our total selling, general and administrative expenses for the three-month period ended December 31, 2025, were $2.4 million (including $0.6 million related to restructuring costs) as compared to $2.7 million for the same period in 2024, a decrease of $0.3 million. This decrease was primarily attributable to the merger completed in 2024 and management’s cost cutting measures beginning in the third quarter of 2025 and the impact on the respective costs such as:

●	A decrease in salaries & benefits of $0.1 million;
●	A decrease in other office & general expenses of $0.6 million due to downsizing of the German office space in 2025; offset by
●	An increase in professional fees of $0.4 million due to legal fees incurred associated with restructuring matters.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	4,272	3,079	1,193	39%
Insurance	962	732	230	31%
Professional fees	2,533	3,098	(565)	(18%)
Other office & general expenses	2,295	3,539	(1,244)	(35%)
Total selling, general and administrative expenses	10,062	10,448	(386)	(4%)

Our total selling, general and administrative expenses for the twelve-month period ended December 31, 2025, were $10.0 million (including $1.6 million related to restructuring costs) as compared to $10.4 million for the same period in 2024, a decrease of $0.4 million. This decrease was primarily attributable to the merger completed in 2024 and was offset by one-time costs related to management’s cost cutting measures beginning in the third quarter of 2025:

●	An increase in salaries & benefits of $1.2 million due to severance and termination benefits paid during the period in addition to 7 months of Aeterna salaries being presented in 2024 versus 12 months in 2025 offset by a reduction in overall headcount during the second half of 2025;
●	An increase in insurance costs of $0.2 million related to the merger transactions; offset by
●	A decrease in professional fees of $0.6 million primarily due to lower legal fees in 2025 compared to 2024, as the prior year included merger related services. This was offset by legal costs in 2025 related to restructuring matters; and
●	A decrease in other office & general expenses of $1.2 million due to downsizing of the German office space in 2025.

(in thousands of US dollars, except percentages)	Twelve months ended December 31,
	2024	2023	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	3,079	1,850	1,229	66%
Insurance	732	170	562	331%
Professional fees	3,098	2,074	1,024	49%
Other office & general expenses	3,539	1,433	2,106	147%
Total selling, general and administrative expenses	10,448	5,527	4,921	89%

Our total selling, general and administrative expenses for the twelve-month period ended December 31, 2024, were $10.4 million as compared to $5.5 million for the same period in 2023, an increase of $4.9 million. This was primarily attributable due to the merger completed in 2024 and resulted with:

●	An increase in salaries & benefits of $1.2 million;
●	An increase in insurance costs $0.6 million;
●	An increase in professional fees of $1.0 million; and
●	An increase in office & general expenses of $2.1 million.

Impairment of intangible assets

On June 3, 2024, the Company acquired intangible assets of $3,352 through the merger. On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating Macrilen for the diagnosis of CGHD had failed to meet its primary endpoints according to the definitions in the study protocol and recorded a partial impairment of the patent intangible assets as of September 30, 2024. Based on the results of the study and further strategic evaluation of the Company’s product portfolio as of December 31, 2024, the Company decided to cease any future investments in Macrilen for the diagnosis of CGHD and is investigating all strategic options for the Macrilen assets.

Consequently, management carried out an impairment test. The recoverable amount of the Macrilen patent intangible assets was estimated based on the present value of the future cash flows expected to be derived from the Macrilen patent intangible assets (value in use), assuming that the regulatory approval is delayed indefinitely. Accordingly, the recoverable amount of both the Macrilen adult and child patent intangible assets were estimated to be nil and a $3,196 impairment was recorded during the year ended December 31, 2024.

Due to the insolvency process, described under “Recent Developments”, the Company thereby anticipates surrendering its rights to Macrilen.

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

During the year ended December 31, 2025, the Company performed an impairment test on certain equipment not in use due to its underutilization and subsequent change in plans for its commissioning. The Company recognized impairment losses of $182 and $58 on the Ethanol Recovery System (ERS) and heating, ventilation, and air conditioning (HVAC) system, respectively. Based on fair value less costs to sell using comparable market data, the recoverable amounts of the ERS and HVAC were determined to be $252 and $36, respectively. The ERS, on which an impairment loss of $547 was recognized during the year ended December 31, 2024, was sold for proceeds of $250 during the year ended December 31, 2025. Management is actively searching for a buyer for the HVAC system.

Other income (costs)

For the three-month period ended December 31, 2025, our net other income was $0.2 million as compared to $0.8 million for the three-month period ended December 31, 2024, a decrease of $0.6 million. This was primarily attributable to the decrease to the change in fair value of warrant and DSU liabilities in the amount of $0.4 million, a decrease of $0.1 million in interest income received, and a decrease in gains due to changes in foreign currency of $0.1 million.

For the twelve-month period ended December 31, 2025, our net other income was $0.3 million as compared to $3.1 million for the same period in 2024, an decrease of $2.8 million. This was primarily attributable to the decrease to the change in fair value of warrant and DSU liabilities in the amount of $2.2 million, a decrease of $0.2 million in interest income received, and an increase of $0.4 million in other income and gains due to changes in foreign currency.

For the twelve-month period ended December 31, 2024, our net income was $3.1 million as compared to $0.3 million for the same period in 2023, an increase of $2.8 million. This was primarily attributable to the change in fair value of warrant and DSU liabilities in the amount of $2.6 million and an increase of $0.2 million in other income and gains due to changes in foreign currency.

Net loss

For the three-month period ended December 31, 2025, we reported a consolidated net loss of $2.2 million, or $0.69 loss per common share, as compared with a consolidated net loss of $6.7 million, or $2.15 loss per common share for the same period in 2024. The $4.5 million decrease in net loss is attributable to the movements described above and a recognition of impairment expense on intangible assets in the amount of $1.5 million in 2024, offset by a recognition of impairment expense on property and equipment in the amount of $0.2 million in 2025 and a write-down of inventory in the amount of $0.1 million in 2025.

For the twelve-month period ended December 31, 2025, we reported a consolidated net loss of $10.4 million, or $3.27 loss per common share, as compared with a consolidated net loss of $15.3 million, or $5.93 loss per common share for the same period in 2024. The $4.9 million decrease in net loss is attributable to the movements described above and a recognition of impairment expense on intangible assets in the amount of $1.5 million in 2024, offset by a recognition of impairment expense on property and equipment in the amount of $0.2 million in 2025 and a write-down of inventory in the amount of $0.1 million in 2025.

For the twelve-month period ended December 31, 2024, we reported a consolidated net loss of $15.3 million, or $5.93 loss per common share, as compared with a consolidated net loss of $3.5 million, or $1.89 loss per common share for the same period in 2023. The $11.8 million increase in net loss is attributable to the movements described above as well as a $3.2 million impairment of intangible assets and a $1.1 million impairment of property & equipment and a $0.9 million decrease in income tax recovery.

Selected quarterly financial data

	Three months ended
(in thousands of US dollars, except for per share data)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
	$
Revenues	1,766	1,483	2,749	1,500
Net loss	(2,183)	(1,819)	(2,701)	(3,655)
Net loss per share (basic and diluted) (1)	(0.69)	(0.57)	(0.85)	(1.16)

	Three months ended
(in thousands of US dollars, except for per share data)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
	$	$	$	$
Revenues	3,322	1,871	2,337	2,057
Net (loss) / profit	(6,731)	(5,755)	(1,422)	(1,401)
Net (loss) / profit per share (basic and diluted) (1)	(2.15)	(1.85)	(0.64)	(0.76)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

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

Consolidated Statements of Financial Position Data

(in thousands of US dollars)	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Cash and cash equivalents	7,307	16,393	6,678
Trade and other receivables and other assets	2,886	4,897	1,398
Inventory	1,307	2,691	4,009
Restricted cash equivalents	125	123	8
Property, equipment and intangible assets	9,806	10,966	11,652
Total assets	21,431	35,070	23,745
Payables, accrued liabilities and income taxes payable	2,005	4,835	1,012
Current portion of provisions	269	385	-
Current portion of deferred revenues	-	120	-
Lease liabilities	2,149	2,310	1,698
Warrant and DSU liabilities	1,124	1,611	-
Non-financial non-current liabilities (1)	12,042	12,648	-
Total liabilities	17,589	21,909	2,710
Shareholders’ equity	3,842	13,161	21,035
Total liabilities and shareholders’ equity	21,431	35,070	23,745

(1)	Comprised mainly of employee future benefits and non-current portion of deferred revenues associated with the German subsidiaries.

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

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated:

(in thousands of US dollars)	Three months ended			Twelve months ended
	December 31,			December 31,
	2025	2024	2025	2024	2023
	$	$	$	$	$
Cash and cash equivalents – Beginning of period	8,524	19,998	16,393	6,678	10,190
Net cash provided by (used in) operating activities	(1,470)	(2,999)	(8,473)	(14,568)	(2,582)
Net cash used in financing activities	(15)	(202)	(407)	(588)	(357)
Net cash provided by (used in) investing activities	201	(316)	(458)	25,083	(730)
Effect of exchange rate changes on cash & cash equivalents	67	(88)	252	(212)	157
Cash and cash equivalents – End of period	7,307	16,393	7,307	16,393	6,678

Operating Activities

Cash used by operating activities was $1.5 million for the three-month period ended December 31, 2025, as compared to $3.0 million in the same period in 2024. This $1.5 million decrease in operating cash outflows is attributed primarily to:

●	A decrease in net loss (excluding non-cash items) of $1.8 million; offset by
●	A $0.3 million increase in net working capital change in operating assets and liabilities from the previous period.

Cash used by operating activities was $8.5 million for the twelve-month period ended December 31, 2025, as compared to $14.6 million in the same period in 2024. This $6.1 million decrease in operating cash outflows is attributed primarily to:

●	A decrease in net loss (excluding non-cash items) of $3.3 million; and
●	A$2.8 million decrease in net working capital change in operating assets and liabilities from the previous period due primarily to the merger and the associated professional service fees which were not repeated in 2025 as well as management’s cost cutting measures in 2025 and the impact of the respective costs.

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

Financing activities

Cash used in financing activities totaled $0.1 million for the three-month period ended December 31, 2025, as compared to $0.2 million for the three-month period ended December 31, 2024, resulting in a $0.1 million decrease in cash outflows. Cash used in financing activities totaled $0.4 million for the year ended December 31, 2025, as compared to $0.6 million for the year ended December 31, 2024 resulting in a $0.2 million decrease in cash outflows. Cash used in financing activities totaled $0.6 million for the year ended December 31, 2024, as compared to $0.4 million for the year ended December 31, 2023 resulting in a $0.2 million increase in cash outflows. In each respective year, the movements are related to the payments of DSU’s.

Investing activities

Cash provided by investing activities totaled $0.2 million for the three-month period ended December 31, 2025, as compared to cash used of $0.3 million in the same period in 2024. This $0.5 million increase in investing cash inflows is primarily due to a decrease of $0.3 million in purchases of property and equipment, and an increase in proceeds on disposals of property and equipment and restricted cash equivalents of $0.2 million.

Cash used in investing activities totaled $0.4 million for the year ended December 31, 2025, as compared to cash provided of $25.1 million in the same period in 2024. This $25.5 million decrease in cash flows from investing activities is primarily related to the cash acquired as part of the Transaction in the prior period of $26.0 million and a $0.2 million decrease in restricted cash equivalents, offset by a decrease of $0.5 million in purchases of property and equipment and an increase of $0.2 million in proceeds on disposals of property and equipment.

Cash provided by investing activities totaled $25.2 million for the year ended December 31, 2024, as compared to cash used of $0.7 million in the same period in 2023. This $25.9 million increase in cash flows provided by investing activities is primarily related to the cash acquired as part of the Transaction of $26.0 million and a $0.1 million reduction in purchases of property and equipment.

Capital Stock

As of March 24, 2026, we had 3,184,155 common shares issued and outstanding, as well as, 48,181 stock options, 27,500 deferred share units and 548,448 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share.

Adequacy of financial resources

As of December 31, 2025, the Company had an accumulated deficit of $20.5 million and a net loss of $10.4 million resulting in negative cash flows from operations of $8.4 million for the twelve-month period ended December 31, 2025. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for at least the next 12 months. We plan to finance our future operations and capital expenditures primarily through products sales and cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through to 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the number and characteristics of product candidates that we pursue;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth and potential expense associated with any loss of key personnel;

●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs associated with any potential late receipt or non-receipt of trade and other receivables;
●	the potential costs associated with foreign currency fluctuations or changing interest rates;
●	our ability to expand our customer base and related demand fluctuations;
●	the costs associated with any potential interruption or quality impacts on raw material supplies;
●	the use and effects of tariffs could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate;
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	the terms and timing of any PGX manufacturing or licensing arrangement that we may establish; and
●	the costs associated with commercialization and development of PGX.

Contractual obligations and commitments as of December 31, 2025

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

(in thousands of US dollars)	TOTAL
$
Less than 1 year	162
1 - 5 years	19
181

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gas expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

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

Critical Accounting Estimates and Judgments

Critical accounting estimates and judgements are described in Note 3 to our audited consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023.

Financial Risk Factors and Other Financial Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 24 to our audited consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023.

Related Party Transactions

During the year ended December 31, 2025, the Company made payments for research and development expenditures to Angiogenesis Foundation for which a former Director of the Company is the CEO of the Foundation of $nil (2024 - $50 and 2023 - $201). Other than employment agreements and indemnification agreements with our management, there are no further related party transactions.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the heading “Risk Factors” in this Annual Report on Form 20-F for the year ended December 31, 2025 and under the heading “Risks and Uncertainties”, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities’ regulatory authorities at www.sedarplus.ca and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objective.

As required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act, our management, including our Interim Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025, the end of the period covered by this MD&A. Based on the results of that evaluation, our management, including our Interim Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective as of December 31, 2025.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting (“ICFR”) is a process designed under the supervision and with the participation of management, including our Interim Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of financial statements. Because of these inherent limitations, ICFR may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate due to changes in conditions or that compliance with policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). Based on the results of that evaluation, our management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

Remediation of Previously Identified Material Weaknesses

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

As part of the integration of Aeterna Zentaris Inc. and Ceapro Inc. pursuant to the plan of arrangement completed in June 2024, our management put in place a process to standardize policies and procedures and harmonize controls across the Company in order to develop and operate effective internal control over financial reporting. During this process, the following material weaknesses were identified by management as of December 31, 2024:

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

We have undertaken and completed measures to remediate the underlying cause of the material weaknesses noted above. The remediation was completed during the year ended December 31, 2025 whereby management undertook a comprehensive remediation plan to redesign, strengthen and fully operationalize internal controls over financial reporting across all entities, including:

Control Environment

Management executed a restructuring of the finance leadership team, including hiring a new Controller and Assistant Controller with CPA designations and extensive experience in IFRS and ICFR. Enhanced onboarding procedures, targeted technical training, and the implementation of a monthly financial close process were introduced to strengthen execution, oversight, and the overall effectiveness of financial reporting controls.

Control Activities

Management redesigned and harmonized control activities across all entities, updated risk control matrices, reassigned roles to restore segregation of duties, and implemented enhanced review controls over complex accounting transactions including areas such as revenue recognition, inventory, fixed assets and impairment of assets, consolidation, accounting estimates, cash flow preparation, intercompany eliminations, and top-side entries.

Information and Communication

Management strengthened information flow through standardized monthly reporting packages, reconciliations, structured review protocols, and improved corporate-subsidiary communication. A comprehensive information technology general controls risk control matrix was implemented, with testing confirming effectiveness across core domains.

Monitoring Activities

Management implemented a strengthened monitoring framework aligned with the COSO framework, enhancing ongoing and separate evaluations, deficiency escalation, Audit Committee reporting, and monthly close-based monitoring. These enhancements established a sustainable governance and feedback model to support long-term control integrity.

The above measures have been implemented for a sufficient period, and management has concluded, based on testing, that the enhanced controls are operating effectively. Management concluded that the deficiencies that previously contributed to the material weaknesses were remediated as of December 31, 2025.

Although we have completed the remediation of the material weaknesses, if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain misstatements, and we could be required to restate our financial results. In addition, if we are unable to produce accurate consolidated financial statements in the future, our stock price, liquidity and access to the capital markets may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. Further, because of its inherent limitations, even our remediated and effective internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

Other than the changes to its internal control over financial reporting implemented as part of the remediation efforts and described herein and in the Company’s Form 20-F for the year ended December 31, 2025, there were no other changes during the year ended December 31, 2025 in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2025:

Name and Place of Residence	Position with COSCIENS Biopharma

Gerlach, Matthias Hessen, Germany	Senior Vice President, Managing Director, GmbH
Giovinazzo, Anthony J. Ontario, Canada	Director
Kosciessa, Ulrich Vineberg, Germany	Director
La Fratta, Giuliano Quebec, Canada	Chief Financial Officer
Miller, Ronald W. Quebec, Canada	Director
Puccetti, Peter H. Toronto, Canada	Interim Chief Executive Officer; Director, Chair of the Board
Regnier, Michel Edmonton, Canada	Senior Vice President, Managing Director, Edmonton
Seager, Robert A. Ontario, Canada	Director
Spear, David Ontario, Canada	Director
Teifel, Michael Hessen, Germany	Senior Vice President, Chief Scientific Officer

The following is a brief biography of each of the directors and executive officers listed above.

Matthias Gerlach was appointed as Managing Director of Aeterna Zentaris GmbH in February 2024 and as Senior Vice President, Manufacturing and Supply Chain in January 2021 and continued to serve in that role as of December 31, 2025. From December 2011 through May 2014, he was our Vice President, Medicinal Chemistry. Dr. Gerlach, who is based in the Frankfurt office of AEZS Germany, began his career in the pharmaceutical industry in 1997. He joined our Company in January 2001, assuming roles of increasing responsibility in areas of medicinal chemistry and preclinical development through product commercialization during his career. He possesses numerous scientific and business skills and has a long record of successful innovation, drug development and management, and contributed significantly to the successful U.S.- and EU/UK-commercialization of macimorelin in the adult indication. Dr. Gerlach obtained a diploma in Chemistry from the Johann Wolfgang Goethe University in Frankfurt in 1994 and was awarded his doctorate diploma in synthetic organic chemistry by the Johann Wolfgang Goethe University in 1997.

Anthony J. Giovinazzo serves as a director on our Board. Mr. Giovinazzo has over 45 years of experience, is an internationally recognized expert in intellectual property, drug development and commercialization including numerous licensing agreements, with more than 25 years of experience in Central Nervous System diseases. For the last five years, he has had extensive board level experience in robotic surgery and interventional cardiology fields. From 2009 until 2017, Mr. Giovinazzo served as the President and Chief Executive Officer of NASDAQ-listed Cynapsus Therapeutics Inc., a specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease. The drug, co-invented by Mr. Giovinazzo, was approved for commercialization by the FDA in 2020. From April 2006 to November 2009, Mr. Giovinazzo served as the Chief Executive Officer of Cervelo Pharmaceuticals Inc., a biopharmaceutical company. From 2002 to 2006, he served as Chief Executive Officer of Cita NeuroPharmaceuticals Inc., a biopharmaceutical company. Mr. Giovinazzo is currently a director of TSXV-listed Conavi Medical Inc., a commercial stage medical device company focused on designing, manufacturing and marketing imaging technologies to guide common minimally invasive cardiovascular procedures. He is also currently the Chair of the Board of TSXV-listed Xortx Therapeutics Inc., a Phase 3 kidney and NDA pending Gout disease company. Mr. Giovinazzo has completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School. Mr. Giovinazzo also holds a Masters of Business Administration from IMD, Geneva Switzerland, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School at York University, and a Bachelor of Arts in Economics and Accounting from McMaster University.

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

Giuliano La Fratta was appointed as our Senior Vice President, Chief Financial Officer in January 2022. He is a senior financial professional with over 20 years of professional experience in the pharmaceutical, biopharma and financial services sector. During his career, he has served in both the public and private sectors where he has gained significant experience in leading and managing broad financial activities, including M&A transactions, corporate development, auditing, accounting and administrative functions. Prior to joining the Company, Mr. La Fratta served as the Vice President of Finance at CellCarta (formerly Caprion Biosciences), a private equity-owned specialty Clinical Research and Development Organization laboratory with global operations headquartered in Montreal, Canada. Prior to CellCarta, Mr. La Fratta served in various functions at IMS Canada Health (now Iqvia) and Cato Research. He began his career at Deloitte Touche as a Senior Auditor for both Canadian and American companies across various industries, including the pharmaceutical sector. Mr. La Fratta holds a bachelor’s degree in accounting from Concordia University and holds a CPA designation.

Ronald W. Miller serves as a director on our Board. Ronnie Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians. Ronnie has more than 43 years of extensive and varied experience in the pharmaceutical industry. Born in Scotland, Ronnie completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative. Ronnie advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Ronnie was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008. Ronnie was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022. He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Ronnie was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Peter H. Puccetti serves as the Interim Chief Executive Officer of COSCIENS and Chair of the Board of Directors. Peter Puccetti is the founder, and former Chairman and Chief Investment Officer of Goodwood Inc., a Canadian independent investment management firm that has provided institutional and high-net-worth clients with alternative investment strategies for over 29 years. Mr. Puccetti has managed the flagship Goodwood Fund since its inception up until its recent sale in 2026 and has over 30 years of investment experience with a focus on special situations of value investing. Mr. Puccetti has served on a number of public and private boards of directors. Mr. Puccetti and Goodwood Inc. have become well-known in Canada for leading a variety of activist campaigns to implement positive change and unlock shareholder value with the trust and support of many of Canada’s top institutional investment organizations. Prior to founding Goodwood Inc., Mr. Puccetti was an analyst, investment banker and partner of Sprott Securities Limited. Mr. Puccetti holds a Bachelor of Arts in Economics from Dalhousie University. Mr. Puccetti is also a CFA Charter holder.

Michel Regnier has served as Senior Vice President, Managing Director, Edmonton of the Company since 2023. He is an experienced and respected Operations Executive and Professional Engineer with 20+ years of progressive technical and leadership experience in the medical device, pharmaceutical and aerospace materials manufacturing industries. Prior to joining the Company, Mr. Regnier served in several roles at Oerlikon Metco (Canada) Inc., a subsidiary of OC Oerlikon AG, a global provider of industrial technology.

Robert A. Seager serves as a director on our Board. He is a leading special situations advisor and has been centrally involved in directing high profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Seager is a Partner of Voorheis & Co. LLP and Executive Vice President of Seacombe Partners Inc. In 2023, Mr. Seager was appointed to the Securities Advisory Committee of the Ontario Securities Commission. Prior to joining Voorheis & Co. LLP Mr. Seager practiced securities law at Blake, Cassels & Graydon LLP. Mr. Seager received his J.D. from the Schulich School of Law at Dalhousie University with a specialization in corporate law, his International Business Law Certification from the Global Law Program at the Bader International Study Centre, and his Bachelor of Commerce from the Sauder School of Business at the University of British Columbia. Rob has also completed Levels 1 and II of the CFA Program.

David Spear serves as a director on our Board. He is an accomplished entrepreneur and executive with more than 35 years of experience in the healthcare industry, with a particular focus on the eyecare sector. Mr. Spear is currently the President and Chief Strategy Officer of Advancing Eyecare, a partnership of leaders in the eyecare instrumentation marketplace, where he also previously served as a director from 2017 to 2023. Mr. Spear was also previously a director and co-founder of Innova Medical Ophthalmic, a supplier to the Canadian ophthalmic community. Mr. Spear holds a Bachelor of Commerce from the University of Windsor and a Bachelor of Science in Biology from Western University.

Michael Teifel served as Senior Vice-President, Chief Scientific Officer as of December 31, 2025. He is a leading industry executive with a career spanning over 20 years in various therapeutic areas, including endocrinology and oncology. Dr. Teifel started with the Company in 2004 where he held several positions in the field of pre-clinical development and translational research. Dr. Teifel left the Company to pursue non-clinical research and development at Cleara Biotech before re-joining the Company in 2021 as Dr. Teifel holds a degree in biology and his Ph.D. from the Technical University of Darmstadt, Germany.

There are no family relationships between any of the persons named above and no arrangement with any customers, major shareholders, suppliers or others pursuant to which any person above was selected as a director or executive officer. Each director holds office until the Company’s next annual general meeting or until a successor is duly elected or appointed.

B.	Compensation

Our directors and executive officers are generally paid in their home country’s currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2025: €1.000 = U.S.$1.129 and CAN$1.000 = U.S.$0.716; for the financial year ended December 31, 2024; €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.730; and for the financial year ended December 31, 2023: €1.000 = U.S$1.081 and CAN$1.000 = U.S.$0.741.

Compensation of Outside Directors

The compensation paid to members of our Board who are not our employees (our “Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Human Resources, Nominating and Governance Committee (“HRNG”). The HRNG is currently composed of three Outside Directors, each of whom is independent, namely Mr. Robert A. Seager (Chair), Mr. Ronald W. Miller, and Mr. David Spear.

The Board has adopted a formal mandate for the HRNG, which is available on our website at www.cosciensbio.com. The mandate of the HRNG provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors’ compensation and generally serving in a leadership role for our corporate governance practices.

Retainers

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Annual retainers are paid on a quarterly basis to our Outside Directors. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

Type of Compensation	Monthly Retainer for the year 2025	Annual Retainer for the year 2025
Board Member Retainer	4,167	50,000
Audit Committee Chair Retainer	2,500	30,000
Audit Committee Member Retainer	625	7,500
HRNG Chair Retainer	1,250	15,000
HRNG Member Retainer	417	5,000
Lead Director Retainer(1)	2,083	25,000

(1)	Effective November 14, 2025, concurrently with the appointment of Peter Puccetti as Interim CEO, in addition to his role as Chairman of the Board, the Company created the position of lead director and appointed David Spear to the role.

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

Outstanding Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2025:

		Option-based Awards			Share-based Awards
Issuance Date	Issuance Date	Number of Shares Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Shares that have vested	Market or payout value of vested share-based awards not paid out or distributed(1)	Market or Payout Value of Share-based Awards that have not vested
		(#)	($)		(#)	($)	($)
Giovinazzo, Anthony	N/A	-	-	-	-	-
Kosciessa, Ulrich	01/03/2023	1,416	19.27	01/03/2028	-	-	-
	07/12/2024	-	-	-	12,500	25,750	-
Miller, Ronnie	03/01/2022	3,540	13.67	04/19/2027			-
	01/03/2023	1,416	19.27	01/03/2028			-
	07/12/2024	-	-	-	15,000	30,900	-
Puccetti, Peter	N/A	-	-	-	-	-	-
Seager, Robert	N/A	-	-	-	-	-	-
Spear, David	N/A	-	-	-	-	-	-

(1) The Company used the closing price of its Common Shares on the over-the-counter market as at the last trading day of the fiscal year (December 31, 2025) of $2.06.

See “Summary of Long-Term Incentive Plan” for more details on the Company’s long-term incentive plan adopted by the Board on March 27, 2018, and ratified by the shareholders on May 8, 2018 (“Long-Term Incentive Plan”).

Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2025 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Ms. Foster, Mr. Giovinazzo, Mr. Labbé, Mr. Miller, and Mr. Seager were paid in Canadian dollars. Mr. Spear was paid in U.S. dollars. Mr. Kosciessa was paid in Euro.

Name	Fees earned(1) ($)	Share- based Awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Foster, Geneviève(2)	37,189	—	—	—	—	—	37,189
Giovinazzo, Anthony J. (3)	28,634	—	—	—	—	—	28,634
Kosciessa, Ulrich	56,237	—	—	—	—	—	56,237
Labbé, Pierre(4)	40,995	—	—	—	—	—	40,995
Li, William(5)	27,500	—	—	—	—	—	27,500
Miller, Ronald W.	65,517	—	—	—	—	—	65,517
Seager, Robert A. (6)	32,778	—	—	—	—	—	32,778
Spear, David(7)	29,103	—	—	—	—	—	29,103

(1)	In respect of our financial year ended December 31, 2025, we paid an aggregate amount of $373,114 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses.
(2)	Ms. Geneviève Foster left the Board on May 30, 2025.
(3)	Mr. Anthony J. Giovinazzo joined the Board on May 30, 2025.
(4)	Mr. Pierre Labbé left the Board on May 30, 2025.
(5)	Mr. William Li left the Board on May 30, 2025.
(6)	Mr. Robert A. Seager joined the Board on May 30, 2025.
(7)	Mr. David Spear joined the Board on May 30, 2025.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our most highly compensated executive officers (i.e., our “Named Executive Officers”) during 2025. For the 2025 year, our “Named Executive Officers” were as follows:

●	Gilles Gagnon, President of Chief Executive Officer until May 5, 2025
●	Anna Biehn, Chief Executive Officer from May 5, 2025 until November 14, 2025
●	Peter Puccetti, Interim Chief Executive Officer since November 14, 2025
●	Giuliano La Fratta, Chief Financial Officer
●	Michel Regnier, Senior Vice President, Managing Director, Edmonton
●	Matthias Gerlach, Senior Vice President, Managing Director, GmbH;
●	Michael Teifel, Senior Vice President, Chief Scientific Officer

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Our Board, through the HRNG, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The HRNG has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

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

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual discretionary bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, granted under the Long-Term Incentive Plan; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the HRNG takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The HRNG also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation consist of a discretionary cash bonus The award of any cash bonus requires the approval of both the HRNG and the Board and, the amount of any such award is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved any stated objectives or over-performed or under-performed with respect to objectives that were deemed to be important to our success. No cash bonuses were awarded to executive officers in respect of the 2025 financial year.

Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Company adopted a policy regarding stock option grants in December 2014, which provides that officers of the Corporation are eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer (or equivalent position) is 1.5. The specified multiple for each other officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units (“RSUs”), DSUs and others). Notwithstanding the foregoing, no equity-based awards were granted in 2025.

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees as either enrollment in the payroll system benefits program or by additional percentage compensation to self-enroll in private insurance policies. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $12,525 for employees in the United States and Canada. The contribution amounts for our United States and Canadian employees are subject to limitations imposed by the United States Internal Revenue Service and the Canadian Revenue Agency respectively, on contributions to our most highly compensated employees. Employees based in Frankfurt; Germany have also historically benefitted from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

Positioning

The HRNG is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the HRNG may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the HRNG and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

In late 2024, the Corporation retained compensation consultant, Bowers Consulting LLC, to conduct a limited review of our director compensation plan, which had undergone a more comprehensive review (also by Bowers) in 2022, resulting in certain changes at that time. Fees for the arrangement were $4,800 and no changes were made as a result of the 2024 engagement. No compensation consultant or advisor was retained by the Corporation during 2025.

Risk Assessment of Executive Compensation Program

The Board, through the HRNG, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The HRNG has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the HRNG believes to be challenging yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a portion of executive compensation may be provided in the form of equity-based awards, to further align the interests of executives with those of shareholders. The HRNG believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The HRNG believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The HRNG and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the HRNG has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The HRNG believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Long-Term Incentive Plan are not derivative securities for this purpose.

2025 Compensation

Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the HRNG takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The HRNG also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation.

For the financial year ended December 31, 2025, the Board did not approve any short-term, non-equity incentive compensation to any of the Named Executive Officers.

Long-Term Equity Compensation

For the financial year ended December 31, 2025, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers, other than the issuance of 62,927 stock options to Anna Biehn in connection with her initial appointment as CEO in May 2025, which options expired unvested in connection with her departure from the Company in November 2025.

The Legacy Stock Option Plan

On March 29, 2016 the Board adopted a second amended and restated stock option plan, which was ratified by the shareholders on May 10, 2016 (“Legacy Option Plan”). As there were no options remaining outstanding under the Legacy Option Plan, it has been terminated by the Board.

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

The HRNG is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the HRNG. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

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

The maximum number of Common Shares issuable pursuant to awards under the Long-Term Incentive Plan is 11.4% of the issued and outstanding Common Shares at any given time. There were 75,681 awards outstanding under the Long-Term Incentive Plan representing approximately 2.4% of all issued and outstanding Common Shares as of December 31, 2025. As of December 31, 2025, there were 287,219 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan.

The burn rate for the LTIP for the most recently completed fiscal year is set out below:

LTIP
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2025	-	3,165,300	0.0%
December 31, 2024	77,949	2,581,308	3.0%
December 31, 2023	21,712	1,847,233	1.2%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the LTIP by the weighted average number of securities outstanding for the applicable fiscal year.

The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the HRNG; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table shows, for each Named Executive Officer, all awards outstanding as of December 31, 2025:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options ($)	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gagnon, Gilles	N/A
Biehn, Anna	N/A
Puccetti, Peter	N/A
La Fratta, Giuliano	01/10/2022	500	35.52	01/10/2029
Regnier, Michel	05/01/2023	3,540	18.02	05/01/2028
Gerlach, Matthias	12/04/2019	200	87.00	12/04/2026
	12/14/2020	250	36.60	12/14/2027
	12/17/2021	500	42.05	12/17/2028
Teifel, Michael	12/17/2021	500	42.05	12/17/2028

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2025.

For the financial year ended December 31, 2025, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers, other than the issuance of 62,927 stock options to Anna Biehn in connection with her initial appointment as CEO in May 2025, which options expired unvested in connection with her departure from the Company in November 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2025:

	Option-based awards — Value vested during the year		Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	$		$	$
Gagnon, Gilles	—		—	—
Biehn, Anna	—		—	—
Puccetti, Peter	—		—	—
La Fratta, Giuliano	—	(1)	—	—
Regnier, Michel	—		—	—
Gerlach, Matthias	—		—	—
Teifel, Michael	—		—	—

(1)	Mr. Giuliano La Fratta had 167 options vest on January 10th, 2025 which had an exercise price higher than the stock price of $3.40, therefore, the value vested during the period was $nil.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2025, 2024 and 2023. All amounts in the table below are in U.S. dollars. Mr. Puccetti, Mr. Gagnon, Mr. La Fratta, and Mr. Regnier’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Gerlach and Dr. Teifel were made in Euros.

SUMMARY COMPENSATION TABLE

						Non-equity incentive plan compensation
Name	Years	Salary ($)(4)	Share based awards ($)	Option based awards ($)		Annual incentive plan ($)	Long- term incentive plans ($)	Pension Value ($)	Contributions to Registered Retirement Saving Plan / 401K account ($)	All other compensation	Total compensation ($)
Biehn, Anna(1)	2025	248,636	—	230,313	(5)	—	—	—	5,112	335,721	819,782
Gagnon, Gilles (2)	2025	431,490	—	—		—	—	—	3,221	441,865	876,576
	2024	401,610	—	—		—	—	—	—	—	401,610
	2023	414,960	—	—		—	100,400	—	—	—	414,960
Puccetti, Peter (3)	2025	74,128	—	—		—	—	—	—	—	74,128
La Fratta, Giuliano	2025	250,495	—	—		—	—	—	12,525	28,628	291,648
	2024	168,556	—	—		—	—	—	8,428	—	176,984
Regnier, Michel	2025	193,239	—	—		—	—		12,525	—	205,764
	2024	213,977	—	—		—	—		—	—	213,977
Gerlach, Matthias	2025	225,702	—	—		—	—	15,201	—	—	240,903
	2024	129,431	—	—		—	—	8,937	—	—	138,367
Teifel, Michael	2025	195,264	—	—		—	—	(5,888)	—	—	189,376
	2024	117,777	—	—		—	—	8,937	—	—	127,079

(1)	Ms. Anna Biehn was Chief Executive Officer from May 5, 2025 until November 14, 2025.
(2)	Mr. Gilles Gagnon was Chief Executive Officer from January 1, 2025 until May 5, 2025, at which time he stepped down as Chief Executive Officer but remained with the Corporation as a strategic advisor and a director (being appointed to the Board as of May 5, 2025). Mr. Gagnon resigned from the Board effective May 30, 2025 but remained in his role as strategic advisor until December 31, 2025
(3)	Mr. Peter Puccetti, was Interim Chief Executive Officer from November 14, 2025 through December 31, 2025.
(4)	Reflects base salary earned during the year, and, in the case of Mr. Puccetti, also includes fees earned as an independent director, prior to his appointment as Interim Chief Executive Officer from November 14. Upon Mr. Puccetti’s appointment as a director and Chair of the Board in May 2025, his compensation was initially set at a rate of $97,500 per annum (being $90,000 per annum for this role as Chair and an additional $7,500 for serving on the Audit Committee). Following Mr. Puccetti’s transition to the role of director and Interim CEO, his total compensation was reset at a rate of $250,000 per annum.
(5)	The value is based on the Black-Scholes valuation model and the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant; all such 62,927 options expired unvested in connection with Ms. Biehn’s departure from the Company in November 2025.

Compensation of the Chief Executive Officer(s)

The compensation of our Chief Executive Officer is governed by our executive compensation policy described in the section titled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

During fiscal year 2025, we had three individuals serving as Chief Executive Officer. Mr. Gagnon served in this role January 1, 2025 until May 5, 2025, Ms. Biehn served from May 5, 2025 until November 14, 2025, and Mr. Puccetti served as (interim) Chief Executive Officer from November 14, 2025 through year-end.

Pursuant to an arrangement entered into on September 13, 2024, the Corporation and Mr. Gagnon had agreed that Mr. Gagnon would: (i) receive an annual salary of C$550,000, (ii) upon the appointment of a new CEO (which occurred on May 5, 2025) transition to the role of strategic advisor until September 30, 2025 (the “Termination Date”), and (iii) at the Termination Date, receive a lump sum payment of C$670,000 (the “Termination Payment”). On September 29, 2025, parties mutually agreed to extend the Termination Date by 3 months (to December 31, 2025) and reduce the Termination Payment by the amount of remuneration received by Mr. Gagnon during those 3 months. Accordingly, for the year ended December 31, 2025, Mr. Gagnon received total compensation of $876,576, consisting of (i) $420,474 in base salary, (ii) $11,016 in director fees, (iii) $30,186 in settlement of DSUs upon his ceasing to be a director, (iv) $42,942 in bonus payment (related to 2024), (v) $3,221 in contributions to Registered Retirement Saving Plan, and (vi) a severance payment of $368,737 (paid in January 2026).

For the year ended December 31, 2025, Ms. Biehn received total compensation of $589,486, consisting of (i) base salary of $248,636 for service through November 14, 2025, (ii) a signing bonus of $35,000, (iii) $75,721 in the form of a benefits stipend, (iv) $5,112 in 401K contributions, and (v) a lump-sum severance payment of $225,000 (equivalent to 6 months of base salary). Pursuant to the terms of her separation, all unvested equity awards were forfeited as of her termination date.

Mr. Puccetti’s total earnings during the financial year ended December 31, 2025 was $74,128, all consisting of base fees and/or salary earned in his roles as director and interim CEO. Mr. Puccetti did not receive any bonus for the year ended December 31, 2025.

For the financial year ended December 31, 2025, the Board did not approve any issuance of stock option awards to any of the Chief Executive Officers, other than the issuance of 62,927 stock options to Anna Biehn in connection with her initial appointment as Chief Executive Officer in May 2025, which options expired unvested in connection with her departure from the Company in November 2025.

See “Long-Term Equity Compensation Plan of Executive Officers - Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

Pension, retirement or similar benefits

Each of our Named Executive Officers who were employed with Aeterna Zentaris GmbH (“AEZS Germany”) as of December 31, 2025 participated in defined-contribution pension plans. The terms of those pension plans are described below.

Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany also provided an additional contribution of 18% of Dr. Gerlach’s monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2025, the social security contribution assessment ceiling is $9,450 (€8,050) per month. Accordingly, during 2025, AEZS Germany’s maximum contributions were $2,047.55 (€1,744.20) (which includes the additional contribution of 18%) monthly and Dr. Gerlach would have contributed at most $189.00 (€161.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel’s monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2025, the social security contribution assessment ceiling is $7,905 (€7,550) per month. Accordingly, AEZS Germany’s maximum contributions were $226.80 (€193.20) monthly and Dr. Teifel would have contributed at most $283.50 (€241.50) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

The table below includes amounts from AEZS Germany’s defined contribution plans. Any difference between (i) the sum of the “accumulated value at start of year” column plus the “compensatory” column and (ii) the “accumulated value at end of year” column is attributable to the employee’s contributions to the pension plan during the year ended December 31, 2025, as well as changes in the foreign exchange rate, each employee’s contributions being made in Euros.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Gerlach, Matthias	242,779	15,201	257,980
Teifel, Michael	249,531	(5,888)	243,643

C.	Board practices

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

Our Board has established an Audit Committee and the HRNG.

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

The current members of the Audit Committee are Mr. Anthony J. Giovinazzo (Chair), Mr. Robert A. Seager, and Mr. Ulrich Kosciessa. In accordance with rules applicable to foreign private issuers, all members of the Audit Committee satisfy the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our Board has determined that Mr. Anthony J. Giovinazzo is the financial expert (as defined in paragraph (b) of Item 16A to Form 20-F).

HRNG

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the HRNG. The HRNG is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to Board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The HRNG also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

Thus, the HRNG recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the HRNG, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The HRNG recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The HRNG is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the HRNG recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The HRNG is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

The HRNG is currently composed of Mr. Robert A. Seager (Chair), Mr. Ronald W. Miller, and Mr. David Spear, each of whom is independent. The Board believes that the members of the HRNG collectively have the knowledge, experience and background required to fulfill its mandate.

D.	Employees

As at December 31, 2025, we had a total of 28 active employees, of which 23 were based in Canada, 4 were based in Frankfurt, Germany and 1 was based in the U.S.

Those employees were engaged in the following activities: (i) 9 were engaged in research and development, regulatory affairs and quality assurance; (ii) 9 were involved in commercial operations; and (iii) 10 were involved in various administrative functions, including corporate development, finance and accounting. None of our employees are represented by labor unions or covered by collective bargaining agreements. We did not employ any sales representatives.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

E.	Share ownership

The table below sets forth information as of March 24, 2026 provided to us by our directors and named executive officers as of December 31, 2025 concerning their ownership of Common Shares, stock options, and DSUs of the Company:

Name	No. of Common Shares owned or held	Percent(1)	No. of stock options held(2)	No. of currently exercisable options	No. of DSUs Held
Gerlach, Matthias	—	—	950	950	—
Giovinazzo, Anthony J.	—	—	—	—	—
Kosciessa, Ulrich	1,848	0.06	4,956	4,956	12,500
La Fratta, Giuliano	—	—	500	500	—
Miller, Ronald W.	—	—	4,956	4,956	15,000
Puccetti, Peter H.	15,687	0.49	—	—	—
Regnier, Michel	—	—	3,540	3,540	—
Seager, Robert A.	—	—	—	—	—
Spear, David	—	—	—	—	—
Teifel, Michael	—	—	500	500	—
Total	17,535	0.55	15,402	11,862	27,500

* Less than 1%

(1)	Based on 3,184,155 Common Shares outstanding as at March 24, 2026
(2)	For information regarding option expiration dates and exercise price refer to the tables included under the caption “Outstanding Option-Based Awards and Share-Based Awards”.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the COSCIENS Executive Compensation Clawback Policy during the fiscal year ended December 31, 2025.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Based on filings with the SEC and the Canadian securities regulatory authorities, as at March 24, 2026, no individual or entity, other than as set out below, beneficially owned, directly or indirectly, or exercised control or direction over our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares (to whom we refer as our major shareholders).

All of our shareholders, including the shareholders listed below, will have the same voting rights attached to their Common Shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their Common Shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B. Related Party Transactions.”

Changes in Percentage Ownership by Major Shareholders

As of the close of business on June 5, 2024, Goodwood Fund, together Peter Puccetti (who became a director on May 30, 2025 and interim Chief Executive Officer on November 14, 2025), who exercised control and direction over securities through Goodwood Inc. (the investment fund manager), reported beneficial ownership of 225,150 Common Shares of the Company (then operating as Aeterna Zentaris Inc.), or approximately 7.2% of our outstanding Common Shares at that time, consisting of 178,680 Common Shares and warrants to purchase an 46,470 additional Common Shares, in each case held directly by Goodwood Fund. On June 11, 2025, Goodwood Fund, together with Goodwood Inc. and Peter Puccetti, reported holding 257,257 Common Shares, representing approximately 8.2% of our outstanding Common Shares, as of June 11, 2025. Effective March 1, 2026, Goodwood Inc., formerly controlled by Peter Puccetti, was sold to a third party, Nour Private Management Inc., and as a result of the transaction, Mr. Puccetti ceased to have beneficial ownership or control over the securities held in the Goodwood Fund (a mutual fund trust managed by Goodwood Inc.), which included 241,570 Common Shares. Following the transaction, and as of March 24, 2026, Mr. Puccetti has beneficial ownership or control over a total of 15,687 Common Shares.

United States Shareholders

Based on a review of the information provided to us by our transfer agent, as at March 10, 2026, there were 278 holders of record of our Common Shares, of which 25 were registered with an address in the U.S., holding in the aggregate approximately 1.14% of our outstanding Common Shares. We believe that the number of beneficial owners of our Common Shares in the United States is substantially greater than the number of record holders, because the overwhelming majority of our Common Shares are held in broker “street names”.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B.	Related party transactions

During the year ended December 31, 2025, the Company made payments for research and development expenditures to Angiogenesis Foundation for which a former Director of the Company, Dr. William W. Li, was the CEO, of $nil (2024 - $50 and 2023 - $201). Other than employment arrangements and indemnification agreements with our management as described under “Item 10. – Additional Information,” there are no further related party transactions.

C.	Interests of experts and counsel

Not required.

Item 8.	Financial Information

A.	Consolidated statements and other financial information

The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under “Item 18. – Financial Statements”.

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements which are not included elsewhere in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and listing details

Our Common Shares are listed on the OTC Market under the symbol “CSCIF” and the TSX under the symbol “CSCI”. From August 10, 2024 until September 5, 2025, our Common Shares were listed on NASDAQ under the symbol “CSCI”. From November 20, 2015 until August 9, 2024, our ticker symbol was “AEZS” on NASDAQ and the TSX.

The following table indicates, for the relevant periods, the high and low closing prices of our Common Shares on the NASDAQ/over-the-counter market and on the TSX as of December 31, 2025:

	NASDAQ/OTC Market (US$)		TSX (CAN$)
	High	Low	High	Low
2025
Fourth quarter	2.70	2.02	3.80	2.80
Third quarter	4.33	2.40	5.81	3.41
Second quarter	3.90	2.43	5.30	3.51
First quarter	4.35	2.60	5.98	3.50
2024
Fourth quarter	3.90	2.50	5.20	3.72
Third quarter	6.91	3.75	9.55	4.84
Second quarter	10.25	4.42	13.90	5.90
First quarter	8.80	6.80	11.72	9.16
2023
Fourth quarter	2.46	1.42	3.36	1.91
Third quarter	3.19	2.44	4.21	3.25
Second quarter	3.23	2.45	4.38	3.34
First quarter	3.89	2.61	5.30	3.36

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares are listed and posted for trading on OTC Market under the symbol “CSCIF” and on the TSX under the symbol “CSCI”. From August 10, 2024 until September 5, 2025, our Common Shares were listed on NASDAQ under the symbol “CSCI”. From November 20, 2015 until August 9, 2024, our ticker symbol was “AEZS” on NASDAQ and the TSX.

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

The directors are entitled to remuneration as shall from time to time be determined by the Board or by a committee to which the Board may delegate the power to do so. Under the mandate of the HRNG, such committee, comprised of at least a majority of independent directors, is tasked with making recommendations to the Board concerning director remuneration. The directors are allowed to vote on and approve their own remuneration in the absence of an independent quorum of directors.

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

Our bylaws provide that the Board may, from time to time, appoint from amongst their number committees of the Board, and delegate to any such committee any of the powers of the Board except those which pursuant to the CBCA a committee of the Board has no authority to exercise. As such, the Board has two standing committees: the Audit Committee and the HRNG.

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

We have also agreed to indemnify and save harmless our directors and senior corporate officers as well as the managing directors of our German Subsidiaries pursuant to various Director and Officer Indemnification Agreements against certain charges, damages, awards, settlements, liabilities, interest, judgments, fines, penalties, statutory obligations, professional fees and retainers and other expenses of whatever nature or kind, provided that any such costs, charges, professional fees and other expenses are reasonable (collectively, “Expenses”) and from and against all Expenses sustained or incurred by the indemnified party as a result of serving as a director, officer or employee of the Company (or its subsidiary) in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted, omitted or acquiesced in by the indemnified party as a director, officer or employee of the Company (or its subsidiary).

Share Capitalization

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As of March 24, 2026, we had 3,184,155 Common Shares issued and outstanding, as well as 48,181 stock options, 27,500 deferred share units and 548,448 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share. No Preferred Shares have been issued to date.

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

Warrants

For a description of our Warrants, see note 17 – Warrants to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

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

Shareholder Rights Plan

The Board of the Company approved an amended and restated shareholder rights plan of the Company on March 29, 2019, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Company on May 8, 2019 (the “Rights Plan”). Shareholders of the Company reconfirmed the Rights Plan on June 21, 2022 and on June 30, 2025. The Rights Plan was originally implemented in 2016 and was implemented to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company.

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

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

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

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date of every third annual meeting of the Company following the annual meeting of the Company to held in 2025 (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

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

As of the date hereof, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CAN$1.452 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds CAN$2.179 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

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

The following is a material agreement of the Company that is in effect as of the date hereof (other than certain agreements entered into in the ordinary course of business):

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

Holders Not Resident in Canada

The following discussion applies to a holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Common Shares in carrying on a business or part of a business in Canada (a “Non-Resident holder”). In addition, this discussion does not apply to an insurer who carries or is deemed to carry on, an insurance business in Canada and elsewhere, or to an authorized foreign bank.

Disposition of Common Shares

A Non-Resident holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non- Resident holder on a disposition or deemed disposition of Common Shares unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention. As long as the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of their disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless (a) at any time during the 60-month period immediately preceding the disposition (i) one or any combination of (A) the Non-Resident holder, (B) persons with whom the Non-Resident holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, any such property whether or not such property exists or (b) the Common Shares are otherwise deemed to be taxable Canadian property to the Non-Resident holder.

A Non-Resident holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described below under the heading “Holders Resident in Canada - Disposition of Common Shares”. If the Common Shares were to cease being listed on the TSX or another “recognized stock exchange” (as defined in the Tax Act), a Non-Resident holder who disposes of Common Shares that are taxable Canadian property may be required to fulfill the requirements of section 116 of the Tax Act, unless the Common Shares are “treaty-protected property” (as defined in the Tax Act) of the disposing Non-Resident holder.

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

Additional Refundable Tax

A Canadian holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act, or, that is at any time in the relevant taxation year a “substantive CCPC” as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income” as defined in the Tax Act, including certain dividends and taxable capital gains. Any such Canadian Holder should consult with their own advisors in this regard.

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

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences applicable to the purchase, ownership and disposition of Common Shares by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax considerations for any particular U.S. Holder. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, published rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. If the IRS were to take such a position, no assurance can be given that a court would not sustain the IRS’ position.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income under the Code) or to U.S. Holders that may be subject to special rules under U.S. federal income tax law, including:

●	dealers in stocks, securities or currencies;
●	securities traders that use a mark-to-market accounting method;
●	banks and financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;

●	tax-exempt organizations;
●	retirement plans, individual retirement accounts and tax-deferred accounts;
●	partnerships or other pass-through entities for U.S. federal income tax purposes and their partners or members;
●	persons holding Common Shares as part of a hedging or conversion transaction straddle or other integrated or risk reduction transaction;
●	Former U.S. citizens or long term U.S. residents;
●	persons whose functional currency is not the U.S. dollar; and
●	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock.

This summary also does not address the tax consequences of holding, exercising or disposing of warrants in the Company. If the Company is a PFIC, as described below, U.S. Holders of its warrants will be subject to adverse tax rules and will not be able to make the mark-to-market or the QEF election described below with respect to such warrants. U.S. Holders of warrants should consult their own tax advisors with regard to the U.S. federal income tax consequences of holding, exercising or disposing of warrants in the Company, including in the situation in which the Company is classified as a PFIC.

This summary also does not discuss any aspect of state, local or non-U.S. law, or estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding Common Shares as capital assets (generally, property held for investment). For purposes of this summary, “U.S. Holder” means a beneficial holder of Common Shares who or that for U.S. federal income tax purposes is:

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

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partnership or partner. Such a partnership or partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of Common Shares.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

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

The Company believes that it was a PFIC for its 2015 taxable year, but not for any taxable year thereafter. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2026 taxable year or any future taxable year. U.S. Holders should consult their own tax advisors regarding the Company’s PFIC status.

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

U.S. Holders can avoid the adverse rules described above in part by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable”. The Common Shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. For this purpose, the Common Shares generally will be considered to be regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Common Shares are currently listed on the TSX, which we believe constitutes a qualified exchange; however, there can be no assurance that the Common Shares will be treated as regularly traded for purposes of the mark-to-market election on a qualified exchange. If the Common Shares were not regularly traded on the TSX or were delisted from the TSX and were not traded on another qualified exchange for the requisite time period described above, the mark-to-market election would not be available.

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

If the Company is classified as a PFIC, a U.S. Holder of Common Shares will generally be treated as owning stock owned by the Company in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to distributions to the Company by, and dispositions by the Company of, the stock of such subsidiaries. A mark-to-market election is not permitted for the shares of any subsidiary of the Company that is also classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a mark-to-market election.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We will endeavor to satisfy the record keeping requirements that apply to a QEF and to supply requesting U.S. Holders with the information that such U.S. Holders are required to report under the QEF rules. However, there can be no assurance that the Company will satisfy the record keeping requirements or provide the information required to be reported by U.S. Holders. Therefore, no assurance can be given that a U.S. Holder will be able to make a QEF election with respect to its Common Shares.

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

In addition, if the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (also on IRS Form 8621) with their U.S. federal income tax returns relating to their ownership of Common Shares.

U.S. Holders should consult their on tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime in light of their own circumstances.

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

Dividends paid to non-corporate U.S. Holders by the Company in a taxable year in which it is treated as a PFIC, or in the immediately following taxable year, will not be eligible for the special reduced rates normally applicable to long-term capital gains. In all other taxable years, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. (including a minimum holding period requirement). The Company believes it was not a PFIC for the 2025 taxable year. However, no assurance can be provided that the Company will not be classified as a PFIC for 2026 and, therefore, no assurance can be provided that a U.S. Holder will be able to claim a reduced rate for dividends paid in 2026 or in any future year (if any).

Under current law, payments of dividends by the Company to non-Canadian investors are generally subject to a 25% Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States income tax treaty (the “Convention”) is reduced to a maximum of 15% (or 5% in the case of a U.S. holder that is a company that beneficially owns at least 10% of the Company’s voting shares). This reduced rate of withholding will not apply if the dividends received by a U.S. Holder are effectively connected with a permanent establishment of the U.S. Holder in Canada. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

Subject to certain limitations, a U.S. Holder will generally be entitled, at the election of the U.S. Holder, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian taxes withheld on distributions by the Company. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. For purposes of the foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source income in the “passive category income” basket. The foreign tax credit rules are complex and U.S. Holders should consult their own tax advisors concerning the availability of the foreign tax credit in light of their own particular circumstances.

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

Information Reporting and Backup Withholding

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from sales or other dispositions of Common Shares, generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to timely provide in the appropriate manner an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Certain U.S. Holders are not subject to the information reporting or backup withholding requirements described herein. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Backup withholding is not an additional tax. U.S. Holders generally will be allowed a refund or credit against their U.S. federal income tax liability for amounts withheld, provided the required information is timely furnished to the IRS.

Subject to certain exceptions and future guidance, a U.S. Holder that is a “specified individual” or a “specified domestic entity” (as defined in the instructions to IRS Form 8938) must report annually to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as the Company). U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of Common Shares.

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

In addition to placing our audited consolidated annual financial statements before every annual meeting of shareholders as described above, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file and furnish reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submitted to the SEC may be accessed through this website. In addition, material we filed can be inspected on the CSA’s electronic filing system, SEDAR+, accessible at the website www.sedarplus.ca. This material includes our Management Information Circular for our annual meeting of shareholders to be held in 2026 to be furnished to the SEC on Form 6-K, which provides information including directors’ and officers’ remuneration and indebtedness and principal holders of securities. Additional financial information is provided in our audited annual financial statements for the year ended December 31, 2025 and our MD&A relating to these statements included elsewhere in this Annual Report on Form 20-F. These documents are also accessible on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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

As of December 31, 2025, one counterparty included in trade and other receivables comprised 45% of total receivables (2024 – one counterparty for 75%) of which $nil (2024 - $nil) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2025, the Company has provided for all outstanding and unpaid amounts relating to its operations.

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

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 15.

While the Company has $7,307,028 in cash and cash equivalents at December 31, 2025, the Company has noted the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

(c)	Foreign exchange risk

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Canadian Dollar. A table summarizing the impact of a 10% change in the foreign exchange rates of the Canadian dollar against the US dollar on the financial assets and liabilities of the Company is presented in note 24 to our consolidated financial statements included in this Annual Report on Form 20-F at Item 18.

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

As required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act, our management, including our Interim Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025, the end of the period covered by this Annual Report. Based on the results of that evaluation, our management, including our Interim Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective. This conclusion follows the remediation of material weaknesses in the Company’s internal control over financial reporting discussed in Item 15(b) below.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision and with the participation of management, including our Interim Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). Based on the results of that evaluation, our management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

Remediation of Previously Identified Material Weaknesses

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

As part of the integration of Aeterna and Ceapro pursuant to the Transaction, our management put in place a process to standardize policies and procedures and harmonize controls across the Company in order to develop and operate effective internal control over financial reporting. During this process, the following material weaknesses were identified by management as of December 31, 2024:

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

We have undertaken and completed measures to remediate the underlying cause of the material weaknesses noted above. The remediation was completed during the year ended December 31, 2025 whereby management undertook a comprehensive remediation plan to redesign, strengthen and fully operationalize internal controls over financial reporting across all entities, including:

Control Environment

Management executed a restructuring of the finance leadership team, including hiring a new Controller and Assistant Controller with CPA designations and extensive experience in IFRS and ICFR. Enhanced onboarding procedures, targeted technical training, and the implementation of a monthly financial close process were introduced to strengthen execution, oversight, and the overall effectiveness of financial reporting controls.

Control Activities

Management redesigned and harmonized control activities across all entities, updated risk control matrices, reassigned roles to restore segregation of duties, and implemented enhanced review controls over complex accounting transactions including areas such as revenue recognition, inventory, fixed assets and impairment of assets, consolidation, accounting estimates, cash flow preparation, intercompany eliminations, and top-side entries.

Information and Communication

Management strengthened information flow through standardized monthly reporting packages, reconciliations, structured review protocols, and improved corporate-subsidiary communication. A comprehensive information technology general controls risk control matrix was implemented, with testing confirming effectiveness across core domains.

Monitoring Activities

Management implemented a strengthened monitoring framework aligned with the COSO framework, enhancing ongoing and separate evaluations, deficiency escalation, Audit Committee reporting, and monthly close-based monitoring. These enhancements established a sustainable governance and feedback model to support long-term control integrity.

The above measures have been implemented for a sufficient period, and management has concluded, based on testing, that the enhanced controls are operating effectively. Management concluded that the deficiencies that previously contributed to the material weaknesses were remediated as of December 31, 2025.

Although we have completed the remediation of the material weaknesses, if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain misstatements, and we could be required to restate our financial results. In addition, if we are unable to produce accurate consolidated financial statements in the future, our stock price, liquidity and access to the capital markets may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. Further, because of its inherent limitations, even our remediated and effective internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate.

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

Our Board has determined that we have at least one audit committee financial expert (as defined in paragraph (b) of Item 16A to Form 20-F). The audit committee financial expert is Mr. Anthony J. Giovinazzo, the Audit Committee’s Chairman, who is independent as that term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In accordance with Item 16A, paragraph (d) of Form 20-F, the designation of Mr. Giovinazzo as our audit committee financial expert does not: (i) make Mr. Giovinazzo an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Giovinazzo that are greater than those imposed on him as a member of the Audit Committee and the Board in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

The other current members of the Audit Committee are Mr. Robert A. Seager, and Mr. Ulrich Kosciessa each of whom is independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. For a description of their respective education and experience, please refer to “Item 6. – Directors, Senior Management and Employees”.

Item 16B.	Code of Ethics

On February 2, 2023, we adopted a Code of Ethics for all directors, officers and employees that complies with the definition of a “code of ethics” set forth in Section 406(c) of the Sarbanes-Oxley Act of 2002, as amended. Our Code of Ethics is incorporated by reference as Exhibit 11.1 to this Annual Report on Form 20-F. A copy of our Code of Ethics is posted on the “Corporate Governance” page of our website at https://www.cosciensbio.com/governance/. We expect that any amendment to our Code of Ethics, or any waivers of its requirements, will be disclosed on our website. We will also provide a copy of our Code of Ethics without charge to any person or company upon request to our Corporate Secretary, at our principal executive offices at c/o Borden Ladner Gervais, LLP, 22 Adelaide Street West, Suite 3400, Toronto ON M5H 4E3.

Item 16C.	Principal Accountant Fees and Services

(All amounts are in U.S. dollars)

The current auditors of the Company are Deloitte LLP. Deloitte LLP was appointed as the Company’s (formerly Aeterna Zentaris Inc.) auditor on June 14, 2023.

(a)	Audit Fees

During the financial year ended December 31, 2025, the Company’s principal accountant, Deloitte LLP, billed $1,076,243 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings. During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed $668,481 for the audit of the Company’s annual consolidated financial statements and for services rendered in connection with statutory and regulatory filings.

(b)	Audit-related Fees

During the financial year ended December 31, 2025, the Company’s principal accountant, Deloitte LLP, billed $12,051. During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed $217,046 (this amount includes $212,306 for services rendered to Aeterna prior to the Transaction).

(c)	Tax Fees

During the financial year ended December 31, 2025, the Company’s principal accountants, Deloitte LLP, billed $nil, for services related to tax compliance, tax planning and tax advice. During the financial year ended December 31, 2024, the Company’s principal accountants, Deloitte LLP, billed $nil, for services related to tax compliance, tax planning and tax advice.

(d)	All Other Fees

During the financial year ended December 31, 2025, the Company’s principal accountant, Deloitte LLP, billed us $nil for services not included in audit fees, audit-related fees and tax fees. During the financial year ended December 31, 2024, the Company’s principal accountant, Deloitte LLP, billed us $nil for services not included in audit fees, audit-related fees and tax fees.

(e)	Audit Committee Pre-Approval Policies and Procedures

Under applicable Canadian securities regulations, we are required to disclose whether our Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. None of the audit-related, tax, or other services described in paragraphs (b) through (d) above were approved pursuant to the de minimis exception set forth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Audit Committee Charter (incorporated by reference as Exhibit 11.3 to this Annual Report on Form 20-F) provides that it is such committee’s responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

There were no changes in our certifying accountant during the fiscal year ended December 31, 2025 or the subsequent interim period through the date of this Annual Report.

Item 16G.	Corporate Governance

Our Common Shares are not currently listed on a U.S. securities exchange. Accordingly, the Item 16G comparison disclosure is not required.

Our Common Shares are listed on the TSX and trade on the OTC Market. We are subject to, and generally in compliance with, the corporate governance requirements of the TSX, except as described in the risk factor entitled “Our Common Shares may be delisted from the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their Common Shares” in Item 3.D above.

Item 16H.	Mine Safety Disclosure

None.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading Policy is part of our Code of Conduct and Business Ethics (incorporated by reference as Exhibit 11.1 to this Annual Report on Form 20-F).

Item 16K.	Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of all of our stakeholders. Our business depends on the efficient and uninterrupted operation of our information technology systems and those of our third-party vendors. Our Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our risk management and compliance program.

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

We have elected to provide financial statements and related information pursuant to Item 18.7

Item 18.	Financial Statements

The financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F-1.

COSCIENS Biopharma Inc.

Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of COSCIENS Biopharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of COSCIENS Biopharma Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related changes in shareholders’ equity, consolidated statements of loss and comprehensive loss, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flow for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $10.358 million and had negative cash flows from operating activities of $8.473 million during the year ended December 31, 2025, and, as of that date, the Company had an accumulated deficit of $20.508 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern is also communicated as a critical audit matter below.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Active ingredient cash-generating unit impairment assessment – Refer to Notes 2, 3 and 12 to the financial statements

Critical Audit Matter Description

The Company reviews property, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. An impairment indicator was identified for one of the Company’s cash-generating units (“the CGU”), and the Company estimated the recoverable amount for the CGU based on value in use, using a discounted cash flow model. As at December 31, 2025, the recoverable amount exceeded the carrying amount of the CGU.

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

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to forecasted revenues, forecasted costs, and the discount rate used to determine the recoverable amount of the CGU included the following, among others:

●	Evaluated the reasonableness of management’s forecasted revenues by considering historical results and management’s underlying growth plans.

●	Evaluated the reasonableness of management’s forecasted costs by considering:

○	Actual results of the CGU;

○	Industry data where applicable; and

○	Management’s plans corroborated through inquiry with the Company’s operational personnel.

●	With the assistance of fair value specialists, we evaluated the reasonableness of the discount rate by testing the underlying source information.

Going Concern – Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company had net losses and negative cash flows from operating activities during the year ended December 31, 2025, and an accumulated deficit as of December 31, 2025. These conditions, along with other matters discussed in Note 1 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s assessment of the Company’s ability to continue as a going concern involved significant judgment based on detailed financial forecasts, including future sales, operating costs, research and development expenses and capital expenditures.

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

March 25, 2026

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

COSCIENS Biopharma Inc.

Opinion on the financial statements

We have audited the consolidated statement of financial position of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) (the “Company”) as of December 31, 2023 (not presented herein) and the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter ‘‘IFRS Accounting Standards’’).

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

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada

April 9, 2025

COSCIENS Biopharma Inc.

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(in thousands of US dollars)

	As of December 31, 2025	As of December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	7,307	16,393
Trade and other receivables (note 8)	1,261	2,357
Inventories (note 9)	1,307	2,691
Income taxes receivable	-	114
Prepaid expenses and other assets (note 10)	1,588	2,426
Assets held for sale (note 11)	37	-
Total current assets	11,500	23,981
Non-current assets
Restricted cash and cash equivalents (note 7)	125	123
Property and equipment (note 12)	9,806	10,966
Total non-current assets	9,931	11,089
Total assets	21,431	35,070

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 14)	1,883	4,730
Provisions	269	385
Income taxes payable	122	105
Current portion of deferred revenues (note 6)	-	120
Current portion of lease liabilities (note 15)	215	271
Warrant liability (note 17)	1,124	1,563
DSU liability (note 18)	-	48
Total current liabilities	3,613	7,222
Non-current liabilities
Deferred revenues (note 6)	1,058	914
Lease liabilities (note 15)	1,934	2,039
Employee future benefits (note 16)	10,984	11,734
Total non-current liabilities	13,976	14,687
Total liabilities	17,589	21,909
Shareholders’ equity
Share capital (note 19)	22,624	22,486
Contributed surplus (note 19)	4,170	4,268
Retained earnings (accumulated deficit)	(20,508)	(12,110)
Accumulated other comprehensive loss	(2,444)	(1,483)
Total shareholders’ equity	3,842	13,161
Total liabilities and shareholders’ equity	21,431	35,070

Commitments (note 27)

Subsequent event (note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Peter Puccetti	/s/ Anthony J. Giovinazzo
Peter Puccetti, Chair of the Board and Interim CEO	Anthony J. Giovinazzo, Director

COSCIENS Biopharma Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars)

	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
	$	$	$	$	$
Balance - January 1, 2023	13,496	3,690	7,841	(1,204)	23,823
Net income	-	-	(3,485)	-	(3,485)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	492	492
Comprehensive (loss) income			(3,485)	492	(2,993)
Stock options exercised	21	(8)	-	-	13
Share-based compensation costs	-	192	-	-	192
Balance - December 31, 2023	13,517	3,874	4,356	(712)	21,035
Net loss	-	-	(15,309)	-	(15,309)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(771)	(771)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 16)	-	-	(1,157)	-	(1,157)
Comprehensive (loss) income			(16,466)	(771)	(17,237)
Acquisition of Aeterna Zentaris (note 5)	8,485	9	-	-	8,494
Share-based compensation costs	-	464	-	-	464
Exercise of warrants (note 17)	405	-	-	-	405
Exercise of DSUs (note 18)	79	(79)	-	-	-
Balance – December 31, 2024	22,486	4,268	(12,110)	(1,483)	13,161
Net loss	-	-	(10,358)	-	(10,358)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(961)	(961)
Actuarial gain on defined benefit plans and remeasurement of the net defined benefit liability (note 16)	-	-	1,960	-	1,960
Comprehensive loss			(8,398)	(961)	(9,359)
Share-based compensation costs	-	(14)	-	-	(14)
Exercise of warrants (note 17)	54	-	-	-	54
Exercise of DSUs (note 18)	84	(84)	-	-	-
Balance – December 31, 2025	22,624	4,170	(20,508)	(2,444)	3,842

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except per share data)

	Years ended December 31,
	2025	2024	2023
	$	$	$
Revenues (note 6)	7,498	9,587	7,143
Cost of sales	(4,851)	(4,858)	(4,205)
Gross profit	2,647	4,729	2,938

Research and development	(2,950)	(8,304)	(2,040)
Selling, general and administrative	(10,062)	(10,448)	(5,527)
Impairment of property and equipment (note 12)	(240)	(1,061)	-
Write-down of inventory (note 9)	(76)	-	-
Impairment of intangible assets (note 13)	-	(3,196)	-
Total expenses	(13,328)	(23,009)	(7,567)
Loss from operations	(10,681)	(18,280)	(4,629)

Foreign exchange gain (loss)	(196)	48	(24)
Finance costs	(168)	(129)	(136)
Interest income	283	441	59
Other income	35	98	360
Change in fair value of warrant and DSU liabilities	379	2,597	-
Other income	333	3,055	259

Loss before income taxes	(10,348)	(15,225)	(4,370)

Income tax recovery (expense) (note 22)	(10)	(84)	885
Net loss	(10,358)	(15,309)	(3,485)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(961)	(771)	492
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 16)	1,960	(1,157)	-
Comprehensive loss	(9,359)	(17,237)	(2,993)

Loss per share – Basic & Diluted (note 25)	(3.27)	(5.93)	(1.89)

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars)

	Years ended December 31,
	2025	2024	2023
	$	$	$
Cash flows from operating activities
Net loss	(10,358)	(15,309)	(3,485)
Items not affecting cash and cash equivalents:
Depreciation and amortization	1,188	1,607	1,443
Share-based compensation costs	(12)	464	192
Impairment of intangible assets (note 13)	-	3,196	-
Impairment of property and equipment (note 12)	240	1,061	-
Write-down of inventory	76	-	-
Employee future benefits	436	288	-
Amortization of deferred revenues	(113)	(856)	-
Change in fair value of warrant and DSU liabilities	(391)	(2,590)	-
Other non-cash items	159	6	95
Income tax (recovery) expense	10	79	(885)
Changes in operating assets and liabilities (note 21)	292	(2,514)	58
Net cash used in operating activities	(8,473)	(14,568)	(2,582)

Cash flows from financing activities
Exercise of stock options	-	-	13
Payments on exercise of DSUs	(42)	(167)	-
Payments on lease liabilities	(365)	(421)	(370)
Net cash used in financing activities	(407)	(588)	(357)

Cash flows from investing activities
Cash acquired on acquisition of Aeterna Zentaris Inc. (note 5)	-	26,037	-
Purchase of property and equipment	(706)	(1,161)	(722)
Proceeds on disposal of property and equipment	244	-	-
Changes in restricted cash equivalents	4	207	(8)
Net cash provided by (used in) investing activities	(458)	25,083	(730)

Effect of exchange rate changes on cash and cash equivalents	252	(212)	157

Net change in cash and cash equivalents	(9,086)	9,715	(3,512)
Cash and cash equivalents – beginning of year	16,393	6,678	10,190
Cash and cash equivalents – end of year	7,307	16,393	6,678

The accompanying notes are an integral part of these consolidated financial statements.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

During the year ended December 31, 2025, the Company incurred a net loss and had negative cash flow from operating activities of $10,358 and $8,473, respectively. As at December 31, 2025, the Company had an accumulated deficit of $20,508. Subsequent to year end, on March 5, 2026, the Company announced the strategic decision to cease funding its German subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), and its wholly-owned subsidiary Zentaris IVF GmbH. As a result, the Company’s subsidiary, AEZS Germany, and its wholly owned subsidiary Zentaris IVF GmbH filed for insolvency as further described in note 29.

Assessing the Company’s ability to continue as a going concern necessitates significant judgment, relying on detailed financial forecasts with inherent estimates related to future sales, operating costs, research and development expenses, and capital expenditures. While the Company currently anticipates that its cash on hand and projected future cash flows from operations will be sufficient to cover its financial liabilities as they become due for at least the next twelve months from the issuance date of these consolidated financial statements, these future cash flows are subject to several factors beyond the Company’s control.

As discussed in Note 12, the Company has experienced a sustained decline in revenues and has incurred continuous operating losses during the current and prior fiscal period, raising substantial doubt about the Company’s ability to continue as a going concern. In addition, a significant portion of the Company’s revenue is derived from a single customer primarily located in the United States (Note 26), exposing the Company to potential volatility in cash flows. Furthermore, on August 1st, 2025, the President of the United States issued executive orders imposing 35% tariffs on imports from Canada, up from the previous 25%, with an exemption for The Canada-United States-Mexico Agreement (“CUSMA”)-compliant goods. Although the Company’s product sales to the US are CUSMA compliant, the Company is monitoring the potential direct and indirect impacts of tariffs, retaliatory tariffs, or other trade protectionist measures. As a result, the Company is exposed to uncertainty in cash flows from operations and consequently, there is no assurance that projected revenue and positive cash flows will be realized. Failure to achieve these projections could require the Company to reduce or curtail operations and development activities, harming the business, financial condition, and results of operations. The Company has implemented a comprehensive strategic plan that focuses on initiatives to conserve cash. As part of this plan, management is actively evaluating its overall manufacturing process and procurement strategy to identify potential areas for future margin improvement and cost reduction. Actions taken to date included reduced spending on research and development activities, lowering capital expenditures and the restructuring of operations. The Company has begun executing the strategic plan and will continue to do so as necessary, based on cash availability. There is no assurance on the availability of future funding which could impact the Company’s ability to continue as a going concern.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

Reporting entity

The accompanying consolidated financial statements include the accounts of COSCIENS Biopharma Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (the “Group”). COSCIENS Biopharma Inc. is the ultimate parent company of the Group. The Company currently has five wholly-owned direct and indirect subsidiaries, Ceapro Inc. and its wholly-owned subsidiary Ceapro (P.E.I.), based in Canada, Aeterna Zentaris GmbH (“AEZS Germany”) and its wholly-owned subsidiary Zentaris IVF GmbH, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

The registered office of the Company is located at 22 Adelaide Street West, Suite 3400, Bay Adelaide Centre, Est Tower, Toronto, Ontario M5H 4E3, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange under the symbol CSCI (previously AEZS) and on the OTC Market under the symbol CSCIF (previously listed on NASDAQ under CSCI and AEZS).

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

2.	Basis of presentation

Statement of compliance

These consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Board of Directors authorized these consolidated financial statements for issue on March 25, 2026.

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

Employee future benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded employee future benefit plans in Germany. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides defined contribution plans to some of its employees.

For defined benefit pension plans and other employee future benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation.

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Assessing the Company’s ability to continue as a going concern requires significant judgment, and is based on detailed financial forecasts, which incorporate significant estimates related to future sales, operating costs, research and development expenses, and capital expenditures. The Company believes that cash on hand and future cash flows from operations will be adequate to satisfy the Company’s financial liabilities, however no assurance can be provided. See note 1 and “liquidity risk” in note 24.

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

Impairment of property and equipment

The Company is required to make judgments in assessing at the end of each reporting period whether there is any indication that an asset may be impaired. In making this assessment, the Company uses various indicators including, but not limited to, the Company’s market capitalization and sustained decreases in revenue and profitability. When such an indication exists, the Company makes a number of estimates when determining the recoverable amount of an asset or a cash-generating unit, see note 12.

Impairment of intangible assets

The impairment assessment related to intangibles assets requires management to estimate the recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. Based on this assessment, management determined that the intangible assets were impaired in the year ended December 31, 2024, see note 13.

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

4.	Recent accounting pronouncements

Standards and amendments issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements. Management is currently assessing the detailed implications of applying the new standard on the Company’s consolidated financial statements.

●	IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual reporting periods beginning on or after January 1, 2027)

○	IFRS 18 will replace IAS 1 Presentation of Financial Statements and requires entities to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change. Management-defined performance measures are disclosed in a single note in the financial statements. In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

●	Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026)

5.	Acquisition of Aeterna Zentaris Inc.

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

6.	Revenue

Disaggregation of revenue

The Company derives revenue from the transfer of goods and services at a point in time in the following categories and regions:

	Year ended December 31, 2025
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	4,604	-	4,604
Germany	2,378	-	2,378
United Kingdom	-	457	457
Other	55	4	59
	7,037	461	7,498

	Year ended December 31, 2024
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	6,691	-	6,691
Germany	1,360	-	1,360
Colombia	300	-	300
United Kingdom	-	976	976
Other	141	119	260
	8,492	1,095	9,587

	Year ended December 31, 2023
	Active Ingredients	Biopharmaceutical	Total
	$	$	$
United States	3,416	-	3,416
Germany	3,563	-	3,563
Other	164	-	164
	7,143	-	7,143

Revenues of approximately $6,302 (2024 – $7,593 and 2023 - $6,337) are derived from a single customer.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

During the year ended December 31, 2024, the Company deferred indefinitely future material investments in the development of macimorelin for the diagnosis of CGHD. This decision resulted in a reduction of future product sales to Pharmanovia, and consequently, the Company recognized expected breakage of $715 in proportion to the pattern of sales.

For the year ended December 31, 2025, the Company recognized $15 (2024 - $845) respectively as revenue, from the deferred revenue balance.

Liabilities related to contracts with customers

The Company has recognized the following deferred revenue balances related to contracts with customers:

	December 31, 2025
	Current	Non-Current	Total
	$	$	$
Pharmanovia	-	999	999
NK Meditech Limited	-	50	50
Davimed GmbH	9	-	9
	9	1,049	1,058

	December 31, 2024
	Current	Non-Current	Total
	$	$	$
Pharmanovia	115	875	990
NK Meditech Limited	5	39	44
	120	914	1,034

7.	Cash and cash equivalents

	December 31,
	2025	2024
	$	$
Cash on hand and balances with banks	7,307	16,393
	7,307	16,393

The Company had restricted cash equivalents amounting to $125 at December 31, 2025 (2024 - $123). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

8.	Trade and other receivables

	December 31,
	2025	2024
	$	$
Trade accounts receivable, net	1,081	1,884
Value added tax	71	383
Other receivables	109	90
	1,261	2,357

9.	Inventories

The Company had the following inventories at the end of each reporting period:

	December 31,
	2025	2024
	$	$
Raw materials	585	737
Work in progress	620	1,655
Finished goods	102	299
	1,307	2,691

Inventories expensed to cost of goods sold during the year ended December 31, 2025, are $3,531 (2024 - $4,432 and 2023 - $3,472).

During the year ended December 31, 2025, the Company wrote down the carrying value of inventory by $98 (2024 - $7 and 2023 - $3) primarily due to damaged or obsolete inventory. $22 of the write-down is included in cost of goods sold and $76 of the write-down is presented as a separate line item in the statement of loss and comprehensive loss as it related to the decision to suspend operations for the cosmeceutical product line.

10.	Prepaid expenses and other current assets

	December 31,
	2025	2024
	$	$
Prepaid insurance	1,403	1,700
Prepaid research and development	1	516
Other	184	210
	1,588	2,426

11.	Assets held for sale

During the year ended December 31, 2025, management made the decision to sell a heating, ventilation, and air conditioning (HVAC) system and an Ethanol Recovery System (ERS) by December 31, 2025 due to underutilization. The ERS was sold for proceeds of $250 during the year ended December 31, 2025 and management is actively searching for a buyer for the HVAC system. The sale of the HVAC system is expected to take place during the year ended December 31, 2026.

Refer to note 12 for information about assets that were classified as held for sale as at December 31, 2025.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

12.	Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	2,199	9,059	717	2,794	6,680	21,449
Acquisition of Aeterna (note 5)	-	124	23	88	-	235
Additions	1,395	224	12	939	11	2,581
Impairment	(547)	-	-	-	(514)	(1,061)
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	(242)	(696)	(55)	(269)	(533)	(1,795)
At December 31, 2024	2,805	7,722	376	3,552	5,644	20,099
Additions	10	33	8	-	31	82
Impairment	(240)	-	-	-	-	(240)
Disposals	(288)	(184)	(164)	-	(2)	(638)
Impact of foreign exchange rate changes	133	491	35	183	280	1,122
At December 31, 2025	2,420	8,062	255	3,735	5,953	20,425

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	-	5,148	613	1,313	2,730	9,804
Amortization	-	612	36	343	454	1,445
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	-	(399)	(47)	(121)	(239)	(806)
At December 31, 2024	-	4,372	281	1,535	2,945	9,133
Amortization	-	644	29	262	253	1,188
Disposals	-	(125)	(159)	-	(2)	(287)
Impact of foreign exchange rate changes	-	323	30	84	148	585
At December 31, 2025	-	5,214	181	1,881	3,344	10,619

	Carrying amount

	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2024	2,805	3,350	95	2,017	2,699	10,966
At December 31, 2025	2,420	2,848	74	1,854	2,609	9,806

Additions of property and equipment amounting to $nil as at December 31, 2025 (2024 - $263) are included in accounts payable and accrued liabilities.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

Included in the net carrying amount of property and equipment at December 31, 2025, are right-of-use assets relating to buildings, in the amount of $1,854 (2024 - $1,990).

During the year ended December 31, 2025, the Company retired fully depreciated assets no longer in use of $470 (2024 - $1,241).

Disposals during the year ended December 31, 2025 include equipment reclassified to assets held for sale in the amount of $285 after impairment (note 11).

Assets classified as held for sale during the reporting period as described in note 11 were measured at the lower of carrying value and fair value less costs to sell at the time of the reclassification, resulting in the recognition of an impairment loss of $240 in the consolidated financial statements. The fair value of the equipment was determined using the market approach, which is a level 3 measurement under the fair value hierarchy.

During the year ended December 31, 2025, the Company performed an impairment test on certain equipment not in use due to its underutilization and subsequent change in plans for its commissioning, as described in note 6. The Company recognized impairment losses of $182 and $58 on the ERS and HVAC, respectively. Based on fair value less costs to sell using comparable market data, the recoverable amounts of the ERS and HVAC were determined to be $252 and $36, respectively.

The Company considers sustained fluctuations in revenue and operating losses, among other factors, as indicators of impairment. As of December 31, 2025, the Active Ingredient CGU has experienced decline in revenues and continued to incur operating losses for a sustained period of time, suggesting potential impairment. As a result, the Company tested the Active Ingredient CGU for impairment and the recoverable amount was estimated based on its value in use, using a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The significant estimates used in the determination of value in use included forecasted revenues, costs, growth rate and discount rate. As at December 31, 2025, the value in use of the CGU tested for impairment was determined using a pre-tax discount rate of 11.4%, based on historical industry average weighted-average cost of capital, gross margin of 40% based on management’s estimated cost of sales, and a terminal value growth of 2%, based on management’s estimate of the long-term compound annual growth rate. The recoverable amount of the CGU tested was estimated to be higher than its carrying amount and no impairment was required. No reasonable change in the discount rate or the terminal value growth could cause the carrying amount to exceed the recoverable amount. However, a decrease in the gross margin of 5% could cause the carrying amount to exceed the recoverable amount.

gross margin of 40% based on management’s estimated cost of sales, However, a decrease in the gross margin of 5% could cause the carrying amount to exceed the recoverable amount.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

13.	Intangible assets

Changes in the carrying value of the Company’s identifiable intangible assets, consisting of patents, are summarized below.

	Cost	Accumulated amortization	Carrying value
	$		$
At January 1, 2024	34	(27)	7
Acquisition of Aeterna (note 5)	3,352	-	3,352
Amortization	-	(162)	(162)
Impairment of intangible assets	(3,196)	-	(3,196)
Impact of foreign exchange rate changes	(1)	-	(1)
At December 31, 2024	189	(189)	-
Amortization	-	-	-
Impairment of intangible assets	-	-	-
Impact of foreign exchange rate changes	-	-	-
At December 31, 2025	-	-	-

On June 3, 2024, the Company acquired intangible assets of $3,352 through the Transaction (see Note 5). On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of CGHD had failed to meet its primary endpoints according to the definitions in the study protocol and recorded a partial impairment of the patent intangible assets as of September 30, 2024. Based on the results of the study and further strategic evaluation of the Company’s product portfolio, the Company made the decision in 2024 to cease any future investments in macimorelin for the diagnosis of CGHD.

Consequently, management carried out an impairment test for the year ended December 31, 2024. The recoverable amount of the macimorelin patent intangible assets was estimated based on the present value of the future cash flows expected to be derived from the macimorelin patent intangible assets (value in use), assuming that the regulatory approval is delayed indefinitely. Accordingly, the recoverable amount of both the macimorelin adult and child patent intangible assets were estimated to be nil and a $3,196 impairment was recorded during the year ended December 31, 2024.

Due to the insolvency process described in note 29, the Company anticipates surrendering its rights to macimorelin.

14.	Payables and accrued liabilities

	December 31,
	2025	2024
	$	$
Trade accounts payable	745	2,407
Accrued research and development costs	59	1,344
Accrued employee benefits	471	607
Payroll tax and other statutory liabilities	(13)	25
Other accrued liabilities	621	347
	1,883	4,730

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

15.	Lease liabilities

The Company has leases for manufacturing facilities, office space, and warehouse. The lease liabilities consist of leases of buildings. The leases have been discounted using interest rates between 5.57% - 7.59%.

	December 31,
	2025	2024
	$	$
Balance – Beginning of year	2,310	1,698
Acquisition of Aeterna (note 5)	-	201
Additions	-	992
Interest paid as charged to net loss as other finance costs	136	87
Payment against lease liabilities	(365)	(421)
Modification of lease liability	(47)	(106)
Impact of foreign exchange rate changes	115	(141)
Balances – End of the year	2,149	2,310
Current lease liabilities	215	271
Non-current lease liabilities	1,934	2,039

Future lease payments as of December 31, 2025, are as follows:

Amount
$
Less than 1 year	335
1 – 3 years	957
4 – 5 years	571
1,863

In November 2024, the Company exercised extension options on two facility leases, extending each for five years. This resulted in a $992 increase to both the lease liability and a corresponding increase in the right-of-use asset for buildings (Note 11). This non-cash transaction is excluded from the Statement of Cash Flows. No lease extension occurred in 2025.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

16.	Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Twelve months ended December 31, 2025
	Pension	Other
	benefit plans	benefit plans	Total
	$	$	$
Change in plan liabilities
Balances – Beginning of the period	22,316	87	22,403
Current service cost	73	(57)	16
Interest cost	822	3	825
Actuarial gain from changes in financial assumptions	(1,913)	(3)	(1,916)
Benefits paid	(895)	(1)	(896)
Impact of foreign exchange rate changes	1,794	10	1,804
Balances – End of the period	22,197	39	22,236

Change in plan assets
Balances – Beginning of the period	10,669	-	10,669
Interest income from plan assets	396	-	396
Employer contributions	32	-	32
Employee contributions	7	-	7
Benefits paid	(311)	-	(311)
Remeasurement of plan assets	47	-	47
Unrecognized Asset due to Asset Ceiling	(631)	-	(631)
Impact of foreign exchange rate changes	1,042	-	1,042
Balances – End of the period	11,251	-	11,251

Net liability of the unfunded plans	10,945	39	10,984
Net liability of the funded plans	-	-	-
Net amount recognized as Employee future benefits	10,945	39	10,984

Amounts recognized:
In net loss	492	(57)	435
Actuarial gain on defined benefit plans in other comprehensive loss	1,960	-	1,960

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

The fair values of each major class of the Company’s proportionate share of the multi-employer pension plan assets are as follows:

December 31,
2025
$
Cash and cash equivalents (level 1)	113
Debt instruments (level 1)	7,001
Equity instruments (level 1)	1,062
Real estate (level 3)	2,216
Other (level 3)	859
11,251

December 31,
2024
$
Cash and cash equivalents (level 1)	30
Debt instruments (level 1)	6,664
Equity instruments (level 1)	1,022
Real estate (level 3)	2,256
Other (level 3)	697
10,669

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans	Other benefit plans
	Years ended December 31,	Years ended December 31,
Actuarial assumptions	2025	2025
	%	%
Discount rate	4.20%	4.20%
Pension benefits increase	2.00%	-
Rate of compensation increase	2.50%	2.50%

	Years ended December 31,	Years ended December 31,
Actuarial assumptions	2024	2024
	%	%
Discount rate	3.40%	3.40%
Pension benefits increase	2.00%	-
Rate of compensation increase	2.50%	2.50%

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

December 31,
2025
Years
Retiring at the end of the reporting period:
Male	21
Female	24

December 31,
2024
Years
Retiring at the end of the reporting period:
Male	21
Female	24

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

In accordance with the assumptions used as of December 31, 2025, undiscounted defined pension benefits expected to be paid are as follows:

Amount
$
2026	944
2027	1,047
2028	1,079
2029	1,317
2030	1,319
Thereafter	35,504
41,210

The weighted average duration of the defined benefit obligation is 13.0 years.

If variations in the following assumptions had occurred during 2025, the impact on the Company’s pension benefit obligation of $22,236 as of December 31, 2025, would have been as follows:

Assumption	Increase	Decrease
	$	$
Change in discount rate of 0.25%	(712)	671
Change in salary rate of 0.25%	(36)	(39)
Change in pension rate assumption by 0.25%	392	(452)
Change mortality by one year	(1,069)	987

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

17.	Warrants

Warrant activity for the years ended December 31, 2025, 2024 and 2023, was as follows:

	Number	Weighted average exercise price	Amount
	#	$	$
Balance at December 31, 2023	-	-	-
Warrants either issued or assumed as part of the acquisition of Aeterna (note 5)	747,948	13.32	4,424
Exercised	(66,561)	0.01	(405)
Expired	(13,249)	165.00	-
Change in fair value of warrants	-	-	(2,456)
Balance at December 31, 2024	668,138	2.35	1,563
Exercised	(17,709)	0.01	(54)
Expired	(67,339)	58.90	-
Change in fair value of warrants	-	-	(385)
Balance at December 31, 2025	583,090	1.93	1,124

The method and inputs used in estimating the fair value of warrants on the acquisition date are described in Note 5. The fair values of warrants as at December 31, 2025 are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the period presented were as follows:

December 31, 2025
Expected dividend yield	$0.00
Expected volatility	65.00%
Risk-free annual interest rate	4.16%
Expected life (years)	1.35
Weighted average share price	$2.76
Weighted average exercise price	$1.93

The expected volatility of these warrants was determined using historical volatility rates and the expected life was determined based on time to expiry from the issuance date.

At December 31, 2025, the following warrants were outstanding:

Warrant issuance	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
August 2020	17,310	0.10	47.00
February 2021	16,507	0.14	181.25
June 2024	549,273	1.42	0.01
Balance – December 31, 2025	583,090	1.35	1.93

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

Cash-settled deferred share units

Cash-settled DSU activity for the year ended December 31, 2025, was as follows:

	Units	Amount
	#	$
Balance – January 1, 2025	12,250	48
Exercised	(12,250)	(42)
Change in fair value of cash-settled DSUs	-	(6)
Balance – December 31, 2025	-	-

The method and inputs used in estimating the fair value of DSUs on the acquisition date are described in Note 5. The fair value of the liability, classified as DSU liability, is subsequently remeasured at each reporting date and at settlement date, with changes in fair value recognized in profit or loss.

Equity-settled deferred share units

The compensation expense for the year ended December 31, 2025, was $nil (2024 - $411) and is presented in selling, general and administrative expenses. Equity-settled DSU activity for the years ended December 31, 2025, 2024 and 2023, was as follows:

	2025	Amount
	#	$
Balance – December 31, 2023	-	-
Granted	65,000	411
Exercised	(12,500)	(79)
Balance – December 31, 2024	52,500	332
Exercised	(25,000)	(84)
Balance – December 31, 2025	27,500	248

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

	Common shares	Amount
	#	$
Balance – January 1, 2023	1,846,177	13,496
Stock options exercised	1,416	21
Balance – December 31, 2023	1,847,593	13,517
Deemed issuance of shares to Aeterna shareholders (note 5)	1,213,967	8,485
Granted	79,061	484
Balance – December 31, 2024	3,140,621	22,486
Issued	42,709	138
Balance – December 31, 2025	3,183,330	22,624

As discussed in Note 1, Business Overview, on June 3, 2024, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Accordingly, all common shares, stock options and per share amounts in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange.

Share-based compensation

The Company grants stock options to eligible employees, directors and officers under stock option plans. During the year ended December 31, 2025, the Company granted nil (2024 – nil and 2023 – 21,712) new stock options. The stock options have a term of seven years and will vest over a period of three years. The compensation expense for the year ended December 31, 2025, was $(14) (2024 – $53 and 2023 – $192) recognized over the vesting period. Option activity for the year ended December 31, 2025, 2024, and 2023 was as follows:

	Stock options	Weighted average exercise price in $CAD
	#	$
Balance – January 1, 2023	64,735	28.37
Granted	21,712	25.85
Exercised	(1,416)	11.86
Cancelled / Forfeited	(10,660)	25.00
Balance –December 31, 2023	74,371	28.40
Granted - Replacement options (note 5)	12,949	50.65
Cancelled / Forfeited	(11,296)	25.71
Balance – December 31, 2024	76,024	25.77
Cancelled / Forfeited	(27,843)	(13.83)
Balance – December 31, 2025	48,181	31.27

Concurrent with the Transaction described in Note 1, Business Overview, on June 3, 2024, each outstanding stock option was reissued to reflect the exchange rate of the Company’s common shares. Accordingly, all quantities and prices in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange and related adjustments.

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

20.	Expenses by nature

	December 31,
	2025	2024	2023
	$	$	$
Inventory expensed during the year	3,531	4,432	3,472
Employee benefits expense	6,366	5,207	3,945
Depreciation and amortization	1,188	1,607	1,443
Professional and consulting fees	3,332	4,649	2,558
Third-party research and development	1,602	5,507	1,007
Impairment of property and equipment	240	1,061	-
Impairment of intangible assets	-	3,196	-
Write-down of inventory	76	-	-
Other	1,844	2,208	(653)
	18,179	27,867	11,772

21.	Supplemental disclosure of cash flow information

	December 31,
	2025	2024	2023
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	1,145	(1,683)	1,856
Inventories	1,420	1,107	(1,157)
Prepaid expenses and other current assets	895	(497)	(128)
Investment tax credit receivable	-	(743)	(95)
Payables and accrued liabilities	(2,451)	(823)	(418)
Deferred revenues	9	217	-
Provisions	(119)	276	-
Employee future benefits	(607)	(368)	-
	292	(2,514)	58

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

22.	Income taxes

Significant components of the current and deferred income tax recovery for the years ended December 31, 2025, 2024 and 2023 are as follows:

	December 31,
	2025	2024	2023
	$	$	$
Current income tax expense	10	10	-
Deferred tax:
Origination and reversal of temporary differences	(2,883)	(3,924)	(961)
Tax rate changes and tax rate differences		-	70
Change in unrecognized deductible temporary differences	2,883	3,998	28
Prior period adjustments		10	(22)
Income tax (benefit) expense	10	84	(885)

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense for the years ended December 31, 2025, 2024 and 2023 is provided below:

	December 31,
	2025	2024	2023
	$	$	$
(Loss) Profit before tax	(10,348)	(15,225)	(4,370)
Combined Canadian federal and provincial statutory income tax rate	26.50%	26.50%	23.00%
Expected tax expense at the Canadian combined federal and statutory tax rate	(2,742)	(4,035)	(1,006)
Non-deductible expenses	396	215	45
Change in unrecognized deductible temporary differences	2,977	3,998	28
Change in tax rates and rate differences	29	(328)	70
Expiration of tax attributes	(38)	214	-
Prior period adjustments	(103)	15	(22)
Other	(509)	5	-
Income tax (benefit) expense	10	84	(885)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

Loss before income taxes is attributable to the Company’s tax jurisdictions for the years ended December 31, 2025, 2024 and 2023 are as follows:

	December 31,
	2025	2024	2023
	$	$	$
Canada	(6,924)	(10,796)	(4,370)
Germany	(2,986)	(4,265)	-
United States	(438)	(164)	-
	(10,348)	(15,225)	(4,370)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
	$	$
Deferred tax assets are attributable to the following:
Patents		-
Intangibles	144	108
Other	230	56
SRED pool	219	170
Lease liabilities	58	43
Non-capital losses	466	941
Deferred tax assets	1,117	1,318
Offset by deferred tax liabilities	(1,117)	(1,318)
Net deferred tax asset	-	-

Deferred tax liabilities are attributable to the following:
Property and equipment	(766)	(1,292)
Other	(351)	(26)
Deferred tax liabilities	(1,117)	(1,318)
Offset by deferred tax assets	1,117	1,318
Net deferred tax liability	-	-

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $107,933 (2024 - $111,120).

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

The amount of deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet is as follows:

	December 31,
	2025	2024
	$	$
Canada	144,226	142,926
Germany	258,243	225,050
United States	6,020	5,634
	408,489	373,610

The non-capital loss carryforwards in Canada expire between 2028 and 2045, the United States expire between 2030 and 2045, and there is no expiry date on the losses in Germany. As of December 31, 2025, the Company also has unrecognized non-refundable Canadian Federal income tax credits of $1,571 (2024 - $1,818), which expire between 2026 and 2043. Deferred tax assets and non-refundable investment tax credits have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilize the benefits.

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

24.	Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2025, and 2024 are presented below.

December 31, 2025	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	7,307	-
Trade and other receivables	1,261	-
Restricted cash equivalents	125	-
Payables and accrued liabilities	-	1,879
	8,693	1,879

December 31, 2024	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	16,393	-
Trade and other receivables	2,144	-
Restricted cash equivalents	123	-
Payables and accrued liabilities	-	4,712
	18,660	4,712

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

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

As of December 31, 2025, one counterparty included in trade and other receivables comprised 45% of total receivables (2024 – one counterparty for 75%) of which $nil (2024 - $nil) was past due. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2025 and December 31, 2024, the Company has provided for all outstanding and unpaid amounts relating to its operations.

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

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 15.

While the Company has $7,307 in cash and cash equivalents at December 31, 2025, the Company has noted the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern (refer to note 1).

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

(c) Foreign exchange risk

Entities using the Canadian dollar as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Canadian Dollar. The following table summarizes the impact of a 10% change in the foreign exchange rates of the Canadian dollar against the US dollar on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2025, 2024 and 2023.

December 31, 2025		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	673	67	(67)

Financial liabilities
Accounts payable and accrued liabilities	88	(8)	8
Total increase (decrease)		59	(59)

December 31, 2024		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	1,847	185	(185)

Financial liabilities
Accounts payable and accrued liabilities	90	(9)	9
Total increase (decrease)		176	(176)

December 31, 2023		Foreign Exchange Risk (US$)
	Carrying Amount (US$)	-10% Net Income and Equity	+10% Net Income and Equity
Financial assets
Trade receivables	95	10	(10)

Financial liabilities
Accounts payable and accrued liabilities	42	(4)	4
Total increase (decrease)		6	(6)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

25.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2025	2024	2023
	$	$	$
Net (loss) income	(10,358)	(15,309)	(3,485)
Basic weighted-average number of shares outstanding	3,165,300	2,581,308	1,847,233
Dilutive weighted-average number of shares outstanding	3,165,300	2,581,308	1,847,233

Basic (loss) income per share	(3.27)	(5.93)	(1.89)
Dilutive (loss) income per share	(3.27)	(5.93)	(1.89)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	75,681	140,774	74,371
Share purchase warrants	583,090	668,138	-

26.	Segment information

As of December 31, 2025 and a result of the Transaction, the Company has two reportable and operating segments: Active ingredient and Biopharmaceutical. The Company’s chief operating decision maker (the Chief Executive Officer) assesses the performance of the reportable segments based on revenues and operating losses before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. Accounting policies applied for the Active ingredient and the Biopharmaceutical segments are identical to those used for the purposes of the consolidated financial statements as described in Note 3.

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

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

The table below summarizes the relevant financial information by operating segment:

	Year ended December 31, 2025
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	7,037	461	7,498
Cost of sales	(4,634)	(217)	(4,851)
Gross margin	2,403	244	2,647
Research and development	(1,461)	(1,489)	(2,950)
Impairment of property and equipment	(240)	-	(240)
Write-down of inventories	(76)	-	(76)
Income (loss) from operations before SG&A and other income (expenses)	626	(1,245)	(619)
Selling, general & administrative	(2,555)	(1,902)	(4,457)
Corporate costs			(5,605)
Loss from operations			(10,681)
Net other income			333
Loss before income taxes			(10,348)

	Year ended December 31, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	8,492	1,095	9,587
Cost of sales	(4,706)	(152)	(4,858)
Gross margin	3,786	943	4,729
Research and development	(3,943)	(4,361)	(8,304)
Impairment of intangible assets	-	(3,196)	(3,196)
Impairment of property and equipment	(1,061)	-	(1,061)
Loss from operations before SG&A and other income (expenses)	(1,218)	(6,614)	(7,832)
Selling, general & administrative	(4,677)	(2,039)	(6,716)
Corporate costs			(3,732)
Loss from operations			(18,280)
Net other income			3,055
Loss before income taxes			(15,225)

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

	Year ended December 31, 2023
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	7,143	-	7,143
Cost of sales	(4,205)	-	(4,205)
Gross margin	2,938	-	2,938
Research and development	(2,040)	-	(2,040)
Income from operations before SG&A and other income (expenses)	898	-	898
Selling, general & administrative	(5,527)	-	(5,527)
Income from operations			(4,629)
Net other income			259
Income before income taxes			(4,370)

Major Customer

During the year ended December 31, 2025, the Company had sales to one major customer representing 84% of total revenue (2024 - 79% of total revenue, 2023 – 89% of total revenue). As at December 31, 2025, one customer represented 45% of total trade and other receivables (2024 – one customer amounted to 75%).

Non-current assets include restricted cash equivalents and property and equipment, and are detailed by geographical area as follows:

	December 31,
	2025	2024
	$	$
Germany	106	205
Canada	8,180	9,320
United States	73	71
Austria	1,572	1,493
	9,931	11,089

COSCIENS Biopharma Inc.

Notes to Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(in thousands of US dollars, except share and per share data and where otherwise noted)

27.	Commitments and Contingencies

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	162
1 - 3 years	19
4 - 5 years	-
More than 5 years	-
181

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

28.	Related party disclosures

Compensation of key management

Key management includes the Company’s Directors, Chief Executive Officer, Chief Financial Officer, Managing Director of GmbH, Managing Director of Edmonton, and Chief Scientific Officer. Compensation awarded to key management is summarized as follows:

	December 31,
	2025	2024	2023
	$	$	$
Salaries and short-term benefits	2,437	1,587	1,344
Post-retirement benefits	28	20	-
Stock-based compensation	-	411	121
	2,465	2,018	1,465

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

During the year ended December 31, 2025, the Company made payments for research and development expenditures to Angiogenesis Foundation, for which a former Director of the Company is the CEO of the Foundation, of $nil (2024 - $50 and 2023 - $201). These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

29.	Subsequent event

Aeterna Zentaris GmbH Insolvency

On March 5, 2026, the Company announced the strategic decision to cease funding its German subsidiaries, AEZS Germany, and its wholly-owned subsidiary Zentaris IVF GmbH. As a result, AEZS Germany, and its wholly owned subsidiary Zentaris IVF GmbH filed an insolvency petition on March 23, 2026 at a German Court to open insolvency proceedings. The Biopharmaceutical segment includes the results of AEZS Germany and Zentaris IVF GmbH as further described in note 26, segment information. The Company thereby anticipates through the insolvency process surrendering its rights to Macrilen® (macimorelin) and relinquish its control and deconsolidate its wholly-owned subsidiary, thereby significantly reducing its ongoing operating expenses.

Item 19.	Exhibits

Exhibit Index

1.1	Restated Certificate of Incorporation and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 25, 2011)
1.2	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on October 3, 2012)
1.3	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 17, 2015)
1.4	Certificate of Amendment and Articles of Amendment of the Registrant (incorporated by reference to Exhibit 1.4 to the Registrant’s report on Form 20-F furnished to the Commission on March 26, 2024)
1.5*	Certificate of Amendment and Articles of Amendment of the Registrant
1.6	Amended and Restated By-Law One of the Registrant (incorporated by reference to Exhibit 1.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2012 filed with the Commission on March 22, 2013)
2.1	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent, dated as of May 8, 2019 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on May 9. 2019)
2.2	Description of Securities Registered Under Section 12 of The Exchange
4.1	2018 Long-Term Incentive Plan of the Registrant
8.1	Subsidiaries of the Registrant
11.1*	Code of Conduct and Business Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report of Form 20-F/A for the financial year ended December 31, 2024 filed with the Commission on July 17, 2024)
11.2*	Code of Business Conduct and Ethics for Members of the Board of Directors (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
11.3*	Audit Committee Charter of the Registrant (incorporated by reference to Exhibit 11.3 of the Registrant’s Annual Report on Form 20-F for the financial year ended December 31, 2014 filed with the Commission on March 17, 2015)
12.1**	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	COSCIENS Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report of Form 20-F/A for the financial year ended December 31, 2024 filed with the Commission on July 17, 2024)

*	Incorporated by reference.
**	Filed with this annual report on Form 20-F.

Exhibit Index

101. INS XBRL Instance Document

101. SCH XBRL Taxonomy Extension Schema

101. CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB XBRL Taxonomy Extension Schema Label Linkbase

101. PRE XBRL Taxonomy Extension Schema Presentation Linkbase

92

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSCIENS BIOPHARMA INC.

/s/ Peter H. Puccetti
Peter H. Puccetti
Chairman of the Board and Interim Chief Executive Officer

Date: March 25, 2026

93